Form 20-F
period 2017-03-31
VivoPower International PLC
filed 2017-08-01
CIK 1681348

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from                  to

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

United Kingdom

(Jurisdiction of incorporation or organization)

91 Wimpole Street, Marylebone,

London W1G 0EF

United Kingdom

(Address of principal executive offices)

Carl Weatherley-White, Chief Financial Officer

Tel: +1 (718) 230-4580, x2406

140 Broadway, 28th Floor

New York, NY 10005

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, nominal value $0.012 per share	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value $0.012 per share: 13,557,376

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒     No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes   ☒     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒                 Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

Non-IFRS Financial Measures	1
Special Note Regarding Forward-Looking Statements	2
Item 1. Identity of Directors, Senior Management and Advisors	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
A. Selected Financial Data	3
B. Capitalization and Indebtedness	6
C. Reasons for the Offer and Use of Proceeds	6
D. Risk Factors	6
Item 4. Information on the Company	18
A. History and Development of the Company	18
B. Business Overview	19
C. Organizational Structure	23
D. Property, Plant and Equipment	24
Item 4A. Unresolved Staff Comments	24
Item 5. Operating and Financial Review and Prospects	24
A. Operating Results	30
B. Liquidity and Capital Resources	33
Item 6. Directors, Senior Management and Employees	41
A. Directors and Senior Management	41
B. Compensation	43
C. Board Practices	45
D. Employees	47
E. Share Ownership	47
Item 7. Major Shareholders and Related Party Transactions	48
A. Major Shareholders	48
B. Related Party Transactions	49
C. Interests of Experts and Counsel	50
Item 8. Financial Information	50
A. Consolidated Statements and Other Financial Information	50
B. Significant Changes	51
Item 9. The Offer and Listing	51
A. Offering and Listing Details	51
B. Plan of Distribution	52
C. Markets	52
D. Selling Shareholders	52
E. Dilution	52
F. Expenses of the Issue	52
Item 10. Additional Information	52
A. Share Capital	52
B. Memorandum and Articles of Association	52
C. Material Contracts	52
D. Exchange Controls	53
E. Taxation	53
F. Dividends and Paying Agents	58
G. Statements by Experts	58
H. Documents on Display	58
I. Subsidiary Information	58
Item 11. Quantitative and Qualitative Disclosures about Market Risk	58
Item 12. Description of Securities Other than Equity Securities	59
A. Debt Securities	59
B. Warrants and Rights	59
C. Other Securities	60
D. American Depositary Shares	60
Item 13. Defaults, Dividend Arrearages and Delinquencies	60
Item 14. Material Modifications to the Rights of Securityholders and Use of Proceeds	60
Item 15. Controls and Procedures	60
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert	60
Item 16B. Code of Ethics	60
Item 16C. Principal Accountant Fees and Services	60
Item 16D. Exemption from the Listing Standards for Audit Committees	61
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	61
Item 16F. Change in Registrant’s Certifying Accountant	62
Item 16G. Corporate Governance	62
Item 16H. Mine Safety Disclosure	62
Item 17. Financial Statements	62
Item 18. Financial Statements	62
Item 19. Exhibits	62
Index to Consolidated Financial Statements	F-1

 References in this Annual Report on Form 20-F (the “Annual Report”) to “VivoPower International PLC,” “VivoPower,” “we,” “our,” “us” and the “Company” refer to VivoPower International PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on March 31 of each calendar year. References to any specific fiscal year refer to the year ended March 31 of the calendar year specified. For example, we refer to the fiscal year ended March 31, 2017 as “fiscal 2017” or “FY 2017.”

Certain amounts and percentages that appear in this Annual Report have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Non-IFRS Financial Measures

Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-IFRS financial measures. We define Adjusted EBITDA as net income, adjusted to exclude: depreciation and amortization, restructuring expense, interest income and interest expense, the provision for income taxes, foreign currency exchange income (expense) and one-off non-recurring and other items that we believe are not indicative of core operations. We define Adjusted Net Income as net income adjusted to exclude one-off non-recurring and other items that we believe are not indicative of core operations. We define Adjusted EPS as earnings per share, as adjusted for one-off non-recurring and other items that we believe are not indicative of core operations divided by the number of shares in issue at the end of the period. A reconciliation of these non-IFRS measures to their most directly comparable IFRS measures for the year ended March 31, 2017 is set forth in Item 3.A below.

We believe that Adjusted EBITDA, Adjusted Net Income and Adjusted EPS provide investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-IFRS or generally accepted accounting principles in the United States (“GAAP”) financial measure to supplement their IFRS or GAAP results, as applicable.

We use Adjusted EBITDA, Adjusted Net Income and Adjusted EPS in conjunction with traditional IFRS operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Readers should not place undue reliance on Adjusted EBITDA, Adjusted Net Income or Adjusted EPS as measures of operating performance. These non-IFRS measures should not be considered as substitutes for other measures of financial performance reported in accordance with IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;

•	our plans to invest in new projects;

•	our ability to attract and retain customers;

•	the growth rates of the markets in which we compete;

•	our liquidity and working capital requirements;

•	our anticipated strategies for growth;

•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to adequately protect our intellectual property; and

•	our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the “Item 3—Key Information—D. Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the years ended March 31, 2017 and 2016 are derived from our consolidated financial statements. The financial statements for 2017 have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. The financial statements for 2016 were audited by Marcum LLP. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

		Year Ended March 31,
(US dollars in thousands, except per share amounts)	Note	2017	2016
Revenue		$32,250	$-
Cost of sales		(4,977)	-
Gross profit		27,273	-
General and administrative expenses		(9,316)	(279)
Depreciation of property, plant and equipment	11	(103)	-
Amortization of intangible assets	12	(548)	-
Operating profit/(loss)		17,306	(279)
Transaction related costs	3	(5,800)	-
Finance income	8	13	-
Finance expenses	9	(600)	(2)
Profit/(loss)before income tax		10,919	(281)
Income tax expenses	10	(5,338)	-
Profit/(loss) for the year		5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity		599	-
Total comprehensive income/(loss)		$6,180	$(281)
Earnings/(loss) per share (1)
Basic		$0.73	$(0.05)
Diluted		$0.73	$(0.05)
Weighted average number of shares used in computing earnings/(loss) per share		7,624,423	5,514,375

(1)

Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted net-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Consolidated Statement of Financial Position Data
	For the Year Ended March 31,
(US dollars in thousands)	2017	2016
Cash and cash equivalents	$10,970	$28
Current assets	30,814	28
Current liabilities	(12,197)	(8,187)
Current ratio	2.53	-0.003
Property and equipment, net	2,163	3
Total assets	100,836	7,906
Debt, current and long-term	20,255	8,001
Total shareholders’ equity (deficit)	$64,606	$(281)

Reconciliations of Adjusted EBITDA, Adjusted Net Income and Adjusted EPS to their most directly comparable IFRS measures

	Year Ended March 31,
(US dollars in thousands)	2017	2016
Net income/(loss)	$5,581	$(281)
Add back:
Taxation	5,338	-
Interest income	(13)	-
Interest expense	600	2
Depreciation of property, plant and equipment	103	-
Amortization of intangible assets	548	-
One-off non-recurring costs (1)	965	-
Transaction related costs (2)	5,800	-
Adjusted EBITDA	$18,922	$(279)

(1)	One-off non-recurring costs include non-recurring remuneration, restructuring expenses and abandoned acquisition costs.
(2)

Transaction related costs were incurred in connection with the Business Combination (as defined herein). The costs incurred were recharged costs from Arowana International Limited (“AWN”) including legal, accounting and professional fees in relation to our operations in the United States. These are one-time costs by nature, and we believe that they have no bearing on the financial performance of the business. To enable comparability in future periods the costs are disclosed separately on the face on the Statement of Comprehensive Income.

Adjusted Net Income

	Year Ended March 31,
(US dollars in thousands)	2017	2016
Net income/(loss)	$5,581	$(281)
Add back:
One-off non-recurring costs (1)	965	-
Transaction related costs (2)	5,800
Adjusted Net Income	$12,346	$(281)

(1)	One-off non-recurring costs include non-recurring remuneration, restructuring expenses and abandoned acquisition costs.
(2)

Transaction related costs were incurred in connection with the Business Combination. The costs incurred were recharged costs from AWN including legal, accounting and professional fees in relation to our operations in the United States. These are one-time costs by nature, and we believe that they have no bearing on the financial performance of the business. To enable comparability in future periods the costs are disclosed separately on the face on the Statement of Comprehensive Income.

Adjusted Earnings Per Share

(US dollars in thousands)	Year Ended March 31, 2017
Profit for the year	$5,581
Add back:
One-off non-recurring costs (1)	965
Transaction related costs (2)	5,800
Adjusted profit for the year	$12,346

Number of shares in issue at year end	13,428
(excluding treasury shares)
Basic earnings per share	$0.92
Diluted earnings per share	$0.92

(1)	One-off non-recurring costs include non-recurring remuneration, restructuring expenses and abandoned acquisition costs.
(2)

Transaction related costs were incurred in connection with the Business Combination. The costs incurred were recharged costs from AWN including legal, accounting and professional fees in relation to our operations in the United States. These are one-time costs by nature, and we believe that they have no bearing on the financial performance of the business. To enable comparability in future periods the costs are disclosed separately on the face on the Statement of Comprehensive Income.

Exchange Rates

The financial statements of our subsidiaries are recorded in the native currency of their respective home country, then adjusted to U.S. dollars for consolidated reporting. The chart below lists the high and low of each currency, in relation to U.S. Dollars, used in operations for the prior six months as well as the last practicable date.

Month	US$:GBP		US$:AUD
	High	Low	High	Low
July 25, 2017	1.30		0.79
June 2017	1.30	1.26	0.77	0.74
May 2017	1.30	1.28	0.75	0.74
April 2017	1.29	1.24	0.76	0.74
March 2017	1.26	1.22	0.77	0.75
February 2017	1.26	1.22	0.77	0.76
January 2017	1.26	1.21	0.76	0.72
December 2016	1.27	1.22
September 2016	1.34	1.29
June 2016	1.44	1.35
March 2016	1.45	1.39

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares involves a high degree of risk. You should carefully consider the following information, together with the other information in this Annual Report, before buying shares of our shares. If any of the following risks or uncertainties occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our shares could decline.

Risks Related to Our Business and Operations

Our results of operations are subject to significant variability and are inherently unpredictable.

Because we do not know the pace at which our revenue will grow, or if it will grow, and because our expenses may grow, we may not be profitable from period to period. Our revenue and operating results are difficult to predict and may vary significantly from period to period. A key reason for these significant fluctuations in our results of operations is that a substantial portion of our revenues is derived from a few relatively large commercial and utility-scale solar energy projects. The number and type of these projects may therefore cause substantial variations in our operating results since at any given time one or two projects may account for a large portion of our revenue in a given period. If such projects are delayed or become subject to higher than predicted expenses, there may be significant negative impacts on our profitability or other results. Any decrease in revenue from, or increase in our expenses associated with, our commercial and utility-scale solar power plant projects could have a significant negative impact on our business. In addition, demand from offtakers of power from solar power plants may fluctuate based on the perceived cost-effectiveness of the electricity generated by our solar power systems as compared to conventional energy sources, such as natural gas and coal (which fuel sources are subject to significant price fluctuations from time to time), and other non-solar renewable energy sources, such as wind. Any of the foregoing may cause us to miss our financial guidance for a given period, which could adversely impact our share price or liquidity.

General economic conditions including market interest rate levels could negatively impact customer demand for our solar projects and our ability to sell them to our customers profitably.

Our ability to generate cash flows and earnings relies on customer demand for our solar projects. An increase in market interest rates in the countries in which we operate is likely to result in our customers requiring higher rates of return on solar projects that they acquire from us or finance on our behalf. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

Technical, regulatory, and economic barriers to the purchase and use of solar power products may arise that significantly reduce demand for or financial viability of solar power projects, which could have a material adverse effect on our revenues.

Energy and electricity markets are deeply influenced by foreign, federal, state and local laws, rules and regulations. These laws, rules and regulations may affect electricity pricing and electricity generation, and could have a substantial impact on the relative cost and attractiveness of solar power compared to other forms of energy generation. In addition, the financial viability and attractiveness of solar power projects heavily depends on equipment prices and laws, rules and regulations that affect solar equipment. For example, trade and local content laws, rules and regulations, such as tariffs on solar panels, can worsen the relative pricing of solar equipment, thereby raising the cost of developing solar projects and reducing the savings and returns achievable by offtakers and investors, and also potentially reducing our margins on our projects. We expect that solar power equipment and its installation will continue to be subject to a broad range of federal, state, local and foreign regulations relating to trade, construction, safety, environmental protection, utility interconnection and metering, and related matters. Moreover, the U.S., European Union and Chinese governments, among others, have in the past imposed tariffs on solar power equipment, or are in the process of evaluating the imposition of tariffs on solar power equipment. These and any other tariffs or similar taxes or duties may increase the cost of our solar power projects, thereby reducing their attractiveness to investors and customers and worsening our results of operations. Any new regulations or policies pertaining to our solar power projects may result in significant additional expenses to us, which could cause a significant reduction in demand for our solar power projects.

We are party to a major joint venture for development of solar energy projects in the United States, the revenues and profits from which could be negatively affected by tariffs or similar trade regulations relating to solar power equipment, including but not limited to any tariff emerging as a result of Suniva’s petition to the U.S. International Trade Commission.

We are party to a large joint venture with Innovative Solar for the development of up to 1.8 gigawatts of solar energy projects in the United States, as further discussed below in this Annual Report. Accordingly, our results of operations in the near term will be heavily affected by the success we have in generating revenues and profits from the development and sale of this portfolio. In the past year, the solar module company Suniva has filed a petition with the U.S. International Trade Commission seeking to obtain “global safeguard relief” from imports into the United States of crystalline silicon solar photovoltaic (“PV”) cells and modules, which it claims have caused Suniva to have to file for bankruptcy. If the International Trade Commission approves the petition, and recommends to the President of the United States that tariffs or other relief or remedies be provided, and the President elects to approve tariffs or other relief or remedies, there could be substantial increases in the price of solar modules in the United States, and accordingly, substantial and negative consequences on the financial attractiveness or viability of projects in our portfolio, and therefore substantial and negative consequences on our results of operations.

Due to the general economic environment and other factors, we may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations.

In recent years, the European, U.S. and world economies have undergone significant turmoil amid stock market volatility, difficulties in the financial services sector, tightening of the credit markets, softness in the housing markets, concerns of inflation and deflation, reduced corporate profits and capital spending, reduced consumer spending and various other economic difficulties. This recent turmoil demonstrates how uncertain future economic conditions are, and those conditions could negatively impact our ability to obtain debt or equity financing required for the construction and sale of solar power plants. Additionally, access to capital markets continues to be challenging, especially in Europe. If the slow improvement in market and economic conditions does not continue or turmoil and volatility significantly increase, we may be further limited in our ability to access the capital markets to meet liquidity and operational and capital expenditure requirements. We may not have sufficient resources to support our business plan, and there can be no assurance that liquidity will be adequate over time. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital or access capital markets, and if adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power plants, provide collateral for our projects or otherwise respond to competitive pressures would be significantly impaired. Our inability to do any of the foregoing could have a material adverse effect on our business or results of operations.

The low commodity price environment, particularly for natural gas and coal, could impact both the size of our project pipeline and our ability to sell solar projects to our investors profitably.

Traditional forms of electricity generation using commodities such as natural gas and coal provide a source of competition for solar electricity. In the current low commodity price environment, these traditional forms of generation are cheaper and more competitive than our solar projects. Our ability to generate cash flows and earnings relies on our success in sourcing potential solar projects from our project pipeline and selling them profitably to our investors. Increased competition from a prolonged low commodity price environment could impact the number of viable solar projects that we are able to purchase, resulting in a smaller project pipeline. In addition, such an environment could impact the competitiveness of our solar projects and the price at which we can sell them to our investors. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

Changes in current and forecasted electricity price expectations can have a material adverse impact on the profitability of our solar projects and the level of demand from potential customers and financiers.

While we primarily target solar projects that are backed by fixed price power purchase agreements, we may acquire projects that sell electricity at wholesale market rates from commencement or that have power purchase agreements (“PPA”) that expire before the end of a project’s useful life. In these circumstances, our business is exposed to current wholesale electricity prices and expectations of future market electricity prices. In the event that these prices decline, or there is a decrease in market consensus forecasts, the demand for our solar projects and the profitability that they could generate may also decline commensurately, impacting our cash flow and earnings. Fossil fuel sources of electricity, such as natural gas-fired power plants, have traditionally been cheaper than solar power. If we are unable to compete successfully with other providers of electricity, or to enter into competitive PPAs, our results of operations will be negatively affected. Furthermore, demand for PPAs from customers is subject to procurement practices that may change, and which could negatively affect the number or terms of the PPAs that our customers elect to enter into with us.

We make significant investments in building, acquiring and financing our solar energy projects, and the delayed sale of our projects or the inability to sell or transfer our projects to their intended long-term funding vehicles would adversely affect our business, liquidity and results of operations.

We invest in and transact on solar projects at various stages of development and operations. The development and construction of solar power plants can require long periods of time and substantial initial capital investments, and there are significant risks related to our activities involving solar power plants under development, including high initial capital expenditure costs to develop and construct functional power plant facilities and the related need for construction capital, limits on the availability of favorable government tax and other incentives, the high cost and regulatory and technical difficulties of integrating into new markets, an often limited or unstable marketplace, competition from other sources of electric power, regulatory difficulties including obtaining necessary permits, difficulties in negotiating PPAs with potential customers, educating the market regarding the reliability and benefits of solar energy products and services, costs associated with environmental regulatory compliance and competing with larger, more established solar energy companies and utilities. There can be no assurance that we will be able to overcome these risks as we develop our business. There can also be no assurance that a potential project sale can be completed on commercially reasonable terms or at all. Our inability to obtain regulatory clearance, project financing or enter into sales contracts with customers could adversely affect our business, liquidity and results of operations. Our liquidity could also be adversely impacted if project sales are delayed.

If we are unable to enter into new financing agreements when needed, or upon desirable terms, for the construction and installation of our solar energy systems, or if any of our current financing partners discontinue or materially change the financing terms for our systems, we may be unable to finance our projects or our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

We may require working capital and credit facilities to fund the up-front costs associated with the design, construction and installation of our solar energy systems and the purchase of component parts, such as solar modules and inverters, for our systems. In addition, we may seek to secure long-term financing upon completion of such systems for those that we retain and use the proceeds to refinance the debt incurred for the design, construction and installation of the solar energy systems, as well as to generate profits and cash flows for our business. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business by increasing the number of solar energy systems that we may invest in at any given time. Our ability to obtain additional financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the renewable energy industry as a whole. Solar energy has yet to reach widespread market penetration and is dependent on continued support in the form of performance-based incentives, rebates, tax credits, feed-in tariffs and other incentives from federal, state and foreign governments. If this support were to dissipate, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. While we have solar project financing available to us through existing relationships and facilities, our current cash and financing sources may be inadequate to support the anticipated growth in our business plans. In addition, we do not currently have dedicated financing in some of our emerging and international markets, and obtaining such financing may present challenges. Failure to obtain necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial institutions. If any of these financial institutions decided not to continue financing our solar energy systems or materially change the terms under which they are willing to provide financing, we could be required to identify new financial institutions and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements were in place. In addition, there can be no assurance that the terms of the financing provided by a new financial institution would compare favorably with the terms available from our current financing partners. Our inability to secure financing could lead to cancelled projects, or reduced deal flow, or we could be forced to finance the construction and installation of solar energy systems ourselves. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial institutions, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. At times, we have also increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations.

If a number of projects in our pipeline are not acquired or completed, our business, financial condition or operating results could be materially adversely affected.

The solar project development process is long and includes many steps involving site selection and development, commercial contracting and regulatory approval, among other factors. There can be no assurance that projects in our project pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. As we develop projects through acquisitions or begin to develop projects organically, some of the projects in our pipeline may not be completed or proceed to construction as a result of various factors. These factors may include changes in applicable laws and regulations, including government incentives, environmental concerns regarding a project or changes in the economics or ability to finance a particular project. If a number of projects are not completed, our business, financial condition or operating results could be materially adversely affected.

Our project construction and development activities may not be successful or we may make significant investments without first obtaining project financing, which could put our investments at risk of loss.

There are many risks associated with the development and construction of solar power projects. Before we can confirm whether a given project is likely to be viable, we may be required to incur substantial expenditures for preliminary engineering, design, regulatory and legal review, permitting, and related expenses. Many of these costs may be undertaken by us prior to obtaining project financing or obtaining the required regulatory approvals. In addition, consummating a given project is subject to numerous risks, including (i) unforeseen construction delays or problems; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection issues; (v) labor problems; (vi) cost and budgetary issues; (vii) environmental issues; and (viii) access to project financing on sufficiently attractive terms or at all.

Revenues related to a limited number of alliances and customers are expected to account for a significant portion of our total revenues. The loss of an alliance or customer, a default by any such customer or alliance partner, or the delay of our ability to collect on those projects or an increase in expenses related to such projects or alliances, would have a substantial and adverse impact on our business, results of operations and financial condition.

A substantial portion of our revenues is generated from a limited number of alliance partners and customers as well as development of a limited number of large projects and, as a result, there is a concentration of operating and financial risks. For example, for the year ended March 31, 2017, 77% of our revenues were derived from our work with Innovative Solar. The loss of an alliance or customer, a default by any such customer or alliance partner, or the delay of our ability to collect on those projects or an increase in expenses related to such projects or alliances, would have a substantial and adverse impact on our business, results of operations and financial condition.

There are a limited number of purchasers of power from utility-scale projects, which exposes us to concentration risk.

A key element of our business is financing the development of utility-scale solar projects. Utility-scale solar projects are large solar energy projects that deliver electricity to utility purchasers, and generally range in size from as small as five megawatts to larger than eighty megawatts in nameplate capacity. In part because of the size of utility-scale solar projects, there are a limited number of possible purchasers for electricity from utility-scale solar projects in a given region. As a result, we may not be able to negotiate favorable terms under new PPAs or find new customers for the electricity generated by our power plants should this become necessary.

Our business depends on the demand for solar energy, which is still driven largely by the availability and size of government and economic incentives that may ultimately be reduced or eliminated.

Solar energy demand continues to be driven mainly by the availability and size of government and economic incentives related to the use of solar power because, currently, the cost of solar power exceeds the cost of power furnished by the electric utility grid in most locations. As a result, government bodies in many countries have historically provided incentives in the form of feed-in-tariffs to solar project developers or customers to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Most countries, including the U.S., however; have continued to regularly reduce the rates paid to solar power system owners for generating electricity under their respective feed-in-tariff programs, and these scheduled reductions in feed-in tariff rates are expected to continue. Moreover, the value and pricing of Performance Based Incentives (“PBIs”) and Renewable Energy Certificates (“RECs”), as well as the state Public Utilities Commissions (“PUC”) approved PPA rates for utilities (which are frequently higher than electricity rates for electricity generated from other energy sources), are likely to continue to decrease, further reducing the U.S. revenue stream from solar projects. In addition, in the U.S. we rely upon income tax credits and other state incentives in the U.S. for solar energy systems. These government economic incentives could be further reduced or eliminated altogether, especially in light of ongoing worldwide economic troubles and slow recovery and political uncertainty. In addition, some of these solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Moreover, certain policy changes that have been announced or suggested by the U.S. government, including the announcement of departure from the Paris Accords for greenhouse gas reduction and the elimination of the U.S. government’s Clean Power Plan, could also have a negative effect on demand for solar energy and other renewable energy technologies, Finally, certain countries have altered, and others may alter, their programs retroactively which would impact our current solar systems. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased viability of our projects and pipeline, which could have a material adverse effect on our business, financial condition or results of operations.

The profitability of our Australian business may be impacted by the market price of Large Scale Generation Certificates (“LGCs”), which have historically been highly volatile and impacted by government policies.

We rely on LGCs which are generated by Australian solar projects to underpin the profitability of our Australian business and the feasibility of new projects and may be bought and sold by traders and businesses throughout the open LGC market. The price of LGCs has historically been highly volatile and we expect future adverse price movements will have a material impact on the profitability of our Australian business’s existing projects and future pipeline. The price of LGCs is also impacted by government policies regarding renewable energy generation which can be uncertain and subject to change.

Existing regulations and policies governing the electric utility industry, as well as changes to these regulations and policies, may adversely affect demand for our projects and services and materially adversely affect our business, financial condition or results of operations.

The market for electricity generation is heavily influenced by local country factors including federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by public utility commissions and electric utilities. These regulations and policies govern, among other matters, electricity pricing and the technical interconnection of distributed electricity generation to the grid. The regulations and policies also regulate net metering in the U.S., which relates to the ability to offset utility-generated electricity consumption by feeding electricity produced by onsite renewable energy sources, such as solar energy, back into the grid. Purchases of alternative energy, including solar energy, by utility customers could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar energy systems. Changes in consumer electricity tariffs or peak hour pricing policies of utilities, including the introduction of fixed price policies, could also reduce or eliminate the cost savings derived from solar energy systems and, as a result, reduce customer demand for our systems. Any such decrease in customer demand could have a material adverse effect on our business, financial condition or results operations.

Certain PPAs that we enter into with government regulated counterparties may be subject to regulatory approval, and such approval may not be obtained or may be delayed, which could result in a detrimental impact on our business.

As a solar energy provider, the PPAs executed by us and/or our subsidiaries, particularly with government regulated counterparties, in connection with the development of certain projects are generally subject to approval by the relevant regulatory authority in the local market. In fiscal year 2017, approximately 77% of our revenues were dependent on projects that rely on PPAs that required regulatory approval. There can be no assurance that any such approval will be obtained, and in certain markets, the regulatory bodies have recently demonstrated a heightened level of scrutiny on solar PPAs that have been brought for approval. If the required approval is not obtained for any particular solar PPA, the PPA counterparty may exercise its right to terminate such agreement, and we may lose invested development capital.

If solar and related technologies are not suitable for widespread deployment with attractive returns, our results of operations will be negatively affected.

The solar energy business is still at an early stage of development. If PV technology proves unsuitable for widespread adoption, we may be unable to generate sufficient revenue to grow our business profitably. The attractiveness of PV technology is dependent on numerous factors that factors, including: (i) the cost-efficiency and performance of solar-generated electricity compared to other energy sources, such as natural gas, wind, hydroelectric, geothermal and coal; (ii) the regulatory, legal and tax landscape for energy generation, distribution and consumption, which substantially affects the costs and returns associated with use of different energy sources; (iii) the availability or absence of environmental and energy incentives, credits, standards and attributes that seek to promote use of renewable energy technologies; and (iv) the level of competitiveness in the renewable energy industry generally.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The industry in which we operate changes rapidly. Changes in our customers’ requirements result in new and more demanding technologies, product specifications and sizes, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly sophisticated requirements of our customers on a cost-effective basis. We cannot be certain that we will be able to successfully introduce, market and cost-effectively source any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance. Any resulting loss of customers could have a material adverse effect on our business, financial condition or results operations.

We are currently dependent on a limited number of third-party suppliers for certain components for our solar energy systems. We also rely on third party subcontractors to construct and install our solar energy systems, which could result in sales and installation delays, cancellations, liquidated damages and loss of market share for our business.

We rely on a limited number of third-party suppliers for certain components for our solar power systems, including for solar modules, inverters and trackers.  If we fail to develop or maintain our relationships with these suppliers or if any of these suppliers go out of business, we may be unable to install our solar power systems on time, or only at a higher cost or after a long delay, which could prevent us from delivering our solar power systems to our customers within required timeframes. Additionally, if any of these suppliers go out of business, the warranty and other services offered by such supplier may be reduced or eliminated, and we may be required to provide such warranty and services ourselves, which could increase our costs. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, the failure of a supplier to supply components in a timely manner, or at all, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to install solar power systems or may increase our costs. We utilize and rely on third-party subcontractors to construct and install our solar energy systems throughout the world. If our subcontractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party subcontractors or labor strikes that interfere with our subcontractors’ ability to complete their work on time and/or on budget, we could experience significant delays in our construction operations, which could have a material adverse effect on our reputation and/or our ability to grow our business.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational and other risks that could negatively affect our operations and profitability.

We continue to explore expansion of our international operations in certain markets where we currently operate and in selected new or developing markets. New markets and developing markets can present many risks including the actions and decisions of foreign authorities and regulators, the imposition of limits on foreign ownership of local companies, changes in laws (including tax laws and regulations) as well as their application or interpretation, civil disturbances and political instability, difficulties in protecting intellectual property, fluctuations in the value of the local currency, restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars, British Pounds or other currencies, as well as other adverse actions by foreign governmental authorities and regulators, such as the retroactive application of new requirements on our current and prior activities or operations. Additionally, evaluating or entering into a developing market may require considerable time from management, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

If we fail to adequately manage our planned growth, our overall business, financial condition and results of operations could be materially adversely affected.

We expect the amount of our megawatts installed to continue to grow significantly over the next year. For example, we forecast that for fiscal year 2018 we will initiate BTO transactions for between 100 and 150 megawatts, compared to 91 megawatts of projects in fiscal year 2017. We expect that this growth will place significant stress on our operations, management, employee base and ability to meet capital requirements sufficient to support this growth over the next twelve months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

Larger scale solar projects involve concentrated project development risks that may cause significant changes in our financial results.

Larger projects may create concentrated risks otherwise than as described in these risk factors. Under IFRS, revenue from our projects will typically be recognized on a percentage completion basis. A failure to complete a project within a given fiscal period, or entirely, may have a material impact on our quarterly or annual financial results. These projects may also give rise to significant capital commitments which could materially affect cash flow. In addition, if approval by relevant public utility commissions is delayed or denied or if construction, module delivery, financing, warranty or operational issues arise on a larger project, such issues could prevent, delay or increase the costs associated with such project and, as a result, have a material impact on our financial results.

We may incur unexpected warranty and performance guarantee claims that could materially and adversely affect our financial condition or results of operations.

In connection with our products and services, we may provide various system warranties and/or performance guarantees. While we generally are able to pass through manufacturer warranties we receive from our suppliers to our customers, in some circumstances, our warranty period may exceed the manufacturer’s warranty period or the manufacturer warranties may not otherwise fully compensate for losses associated with customer claims pursuant to the warranty or performance guarantee we provided. For example, most manufacturer warranties exclude many losses that may result from a system component’s failure or defect, such as the cost of de-installation, re-installation, shipping, lost electricity, lost renewable energy credits or other solar incentives, personal injury, property damage, and other losses. In addition, in the event we seek recourse through manufacturer warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers. As a result, warranty or other performance guarantee claims against us could cause us to incur substantial expense to repair or replace defective products in our solar energy systems. Significant repair and replacement costs could materially and negatively impact our financial condition or results of operations, as well divert employee time to remedying such issues. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.

Our solar projects may underperform expected levels due to a variety of factors including sunlight and other weather conditions, which could materially and adversely affect our results of operations.

The productivity, and therefore the results, of our operating solar projects may be lower than expected due to fewer than expected sunlight hours, power conversion, or adverse weather events, among other factors. This underperformance could adversely affect the attractiveness of our projects to potential buyers and may result in our business not achieving expected financial returns on investment.

Failure to successfully launch new technologies, products and services could adversely affect our growth prospects.

Our long term growth strategy requires us to successfully monetize new products and services including power support and optimization services, renewable energy technologies and energy efficiency solutions. A failure to successfully launch these new products and services profitably could adversely affect our growth and future results.

A default by the counterparties to our PPAs can materially and adversely impact the profitability of our solar projects.

We have entered into PPAs with a number of counterparties around the world for our various solar projects. These counterparties range from government entities to investment grade utility companies to unrated commercial and industrial businesses. An insolvency event, deterioration in credit quality, or event of default by any of the counterparties of their obligations under their PPAs could have a material detrimental effect on the value of our solar power projects. These projects, many of which required a material capital investment, may become unattractive to our potential customers, and any resulting decrease in customer demand could negatively impact our profitability and financial position.

We may have liabilities and obligations under management services agreements that we enter into with our customers, which could have a detrimental financial impact on us if enforced.

We provide ongoing solar system and project management services for our customers and co-investors under management services agreements. Under the terms of these agreements, many of which are long-term, we have certain liabilities and obligations which could be enforced in the event of a breach of our responsibilities. If called, some of these obligations and liabilities could be material and negatively affect our results of operations or financial position.

A failure to obtain change of control consents from counterparties when selling projects to investors could materially impact the results of our operations.

Our profitability relies in part on our ability to continue to transfer projects to other investors. Certain project agreements and non-recourse project financing documents require counterparty consent to a change of project or solar system ownership. If such consents cannot be obtained on reasonable terms, or at all, our ability to invest capital and generate earnings and cash flows will be materially diminished, adversely impacting the results of our operations and future growth prospects.

We face competition in the markets and industry segments in which we operate, which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face competition in the growing renewable energy services market and with other acquirers and investors in renewable energy assets. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently and may in the future compete favorably against our products, and some of our competitors in the solar industry may have substantial government-backed financial resources. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics, and our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations. We may need to reduce our prices to respond to aggressive pricing by our competitors to retain or gain market share, which could have a material adverse effect on our business, financial condition or results of operations.

We have a limited operating history and as a result we may not operate on a profitable basis in the near future.

We have a relatively new portfolio of assets, including several power plants that have only recently commenced operations or that we expect will commence operations in the near future, and a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights. We cannot be certain, however, that we have adequately protected or will be able to adequately protect these rights. Conversely, third parties might assert that our intellectual property infringes on their proprietary rights. In either case, litigation may result, which could result in substantial costs and diversion of our management team’s efforts. Regardless of whether we are ultimately successful in any litigation, such litigation could adversely affect our business, results of operations or financial condition.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages. We may be subject in the future to claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, whistleblower matters, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

Our inability to respond to rapid market changes in the solar energy industry, including identification of new technologies and their inclusion in the services that we offer, could adversely affect our business, financial condition or results of operations.

The solar energy industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with lower costs and improved features, such as more efficiency and higher electricity output. If we fail to identify or obtain access to advances in technologies, we may become less competitive, and our business, financial condition or results of operations may be materially adversely affected.

Although we are for the most part exempt from regulation as a utility in the markets in which we operate, we could become regulated as a utility company in the future.

As an owner of solar energy facilities, we are currently exempt from most regulations relating to public utilities in our various markets of operation. As our business grows, however, certain facilities may no longer be eligible for exemption from these regulations, which would result in additional licensing and compliance obligations for our business. Any change in the regulatory environment could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting the sale of electricity by us. If we were deemed to be subject to the same regulations as utility companies, such as the Federal Energy Regulatory Commission (“FERC”) in the U.S., or if new regulatory bodies were established to oversee the solar energy industry, our operating costs could materially increase, adversely affecting our results of operations.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our products or solar energy systems within the planned timelines, or our products and services do not perform as anticipated or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired, which could materially adversely affect our business and results of operations.

If we are not successful in completing and integrating strategic acquisitions, our future profitability and growth could be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business, such as our acquisition of Aevitas Group Limited (“Aevitas”). We may face risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems and operating systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries.

We generate revenues and incur costs in a number of currencies. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. Because our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those revenues or earnings.

 We operate in a number of different countries and could be adversely affected by any violations of the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), and other anti-bribery laws, rules and regulations.

The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We are also subject to other anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Some (e.g., the FCPA and the U.K. Bribery Act) extend their application to activities outside of their country of origin. The U.K. Bribery Act also includes a corporate offence of failure to prevent a bribe being paid to obtain or retain business advantage, which can make a commercial organization criminally liable for bribes paid by any persons associated with it, without fault on the part of the organization. Although we have implemented policies and procedures designed to promote and enable compliance with these anti-bribery laws, our employees, agents, partners and contractors may take actions in violation of such policies and procedures and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us and such persons to criminal and/or civil penalties or other sanctions, which could have a material adverse effect on our reputation and results of operations.

Risks Related to Ownership of Our Ordinary Shares

The accounting treatment for many aspects of our business is complex and any changes to the accounting interpretations or accounting rules governing our business could have a material adverse effect on our reported results of operations and financial results.

The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

●	the classification of sale-leaseback transactions as operating, capital or real estate financing transactions classification;
●	revenue recognition and related timing;
●	intercompany contracts;
●	operation and maintenance contracts;
●	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;
●	long-term vendor agreements; and
●	foreign holding company tax treatment.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our results of operations.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on current facts, historical experience and various other factors that may affect reported amounts and disclosures. Critical accounting estimates are described in the section entitled “Critical Accounting Policies and Estimates” in Item 5 below. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our results of operations, which could cause our share price to decline.

Any future strategic acquisitions we make could have a dilutive effect on your investment in our ordinary shares, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record additional impairment charges, which may be significant.

In the event that we consummate any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets and finite lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of these assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then result in a material impairment charge negatively affecting our results of operations.

Future sales of our ordinary shares may depress our share price.

Future sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares.

The market price of our shares may be significantly, and negatively, affected by factors that are not in our control.

The market price of our shares may vary significantly and may be significantly, and negatively, affected by factors that we do not control. Some of these factors include: variance and volatility in global markets for equity and other assets; changes in legal, regulatory or tax-related requirements of governmental authorities, stock exchanges, or other regulatory or quasi-regulatory bodies; the performance of our competitors; and the general availability and terms of corporate and project financing.

Our largest shareholder has significant influence over us and its interests may conflict with or differ from interests of other shareholders.

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at March 31, 2017. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

Changes to our tax liabilities or changes to tax requirements in the jurisdictions in which we operate could significantly, and negatively, affect our profitability.

We are subject to income taxes and potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. The taxes ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material impact on our profitability and cash flow. Moreover, changes to our operating structure, losses of tax holidays, changes in the mix of earnings in countries with tax holidays or differing statutory tax rates, changes in tax laws, and the discovery of new information in the course of our tax return preparation process could each have a negative impact on our tax burden and therefore our financial condition. Changes in tax laws or regulations may also increase tax uncertainty and adversely affect our results of operations.

Cyber-attacks or other breaches of our information systems, or those of third parties with which we do business, could have a significant and negative impact on our operating results and business.

Our business and the operations of third parties with whom we do business, utilize computer systems, hardware, software, and networks that could be compromised by a breach or cyber-attack. There is no assurance that any measures we take to minimize the likelihood or impact of cyber-attacks will be adequate in the future. If these measures are not adequate, valuable data may be lost or compromised, our operations may be disrupted, and our reputation and our business may be significantly and negatively affected. In addition, such an incident may subject us to substantial expense, cost or liability associated with litigation, regulatory action or operational problems, which could have a major impact on our profitability and other operating results.

Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect our business.

The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Governmental bodies around the world have adopted, and may in the future adopt, laws and regulations affecting data privacy. Industry organizations also regularly adopt and advocate for new standards in this area. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that apply to us. Any changes in such laws, regulations or standards may result in increased costs to our operations, and any failure by us to comply with such laws, regulations and standards may have a significant and negative impact on our business or reputation.

As a foreign private issuer under the rules and regulations of the Securities and Exchange Commission (“SEC”), we are exempt from a number of rules under the U.S. securities laws that apply to U.S.-based issuers and are permitted to file less information with the SEC than such companies.

We are a “foreign private issuer” under the rules and regulations of the SEC. As a result, we are not subject to all of the disclosure requirements applicable to U.S.-based issuers. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose disclosure and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S.-based public companies. As a result, there may be less publicly available information concerning our company than there is for U.S.-based public companies. Furthermore, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. In the future, we would lose our foreign private issuer status if we failed to meet the requirements set forth in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). If we were to lose our status as a foreign private issuer, we would become subject to the regulatory and compliance costs associated with being a U.S. domestic issuer under U.S. securities laws, rules and regulations and stock exchange requirements, which costs may be significantly greater than costs we incur as a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with applicable U.K. corporate governance laws. If we do not qualify as a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and ongoing costs to meet reporting in both GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Therefore, the additional costs that we would incur if we lost our foreign private issuer status could have a significant and negative impact on our financial condition, operating results or cash flows.

As an “emerging growth company” under the Jump Start Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to rely on exemptions from certain disclosure requirements, which could make our ordinary shares less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we may be exempt from certain reporting and other regulatory requirements that are applicable to other U.S. public companies. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we cease to be an emerging growth company. We cannot predict if investors will view our ordinary shares as less attractive because we may rely on these exemptions. If some investors find our ordinary shares to be less attractive, there may be a less active trading market for our ordinary shares, which could materially and adversely affect the price and the liquidity of our ordinary shares.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this Annual Report.

Most of our directors and the experts named in this Annual Report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. There may be doubt as to whether the courts of England and Wales would accept jurisdiction over and enforce certain civil liabilities under U.S. securities laws in original actions or enforce judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere are likely to be unenforceable in England and Wales (an award for monetary damages under the U.S. securities laws may be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and appears to be intended to punish the defendant). The enforceability of any judgment in England and Wales will depend on a number of criteria, including public policy, as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have any treaties providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions”. An interest charge also generally would apply based on any taxation deferred during such U.S. holder's holding period in the shares.  See “Item 10.E. Taxation - Certain Material U.S. Federal Income Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower International PLC was incorporated on February 1, 2016 under the laws of the England and Wales, with company number 09978410, as a public company limited by shares. At the time, it had subsidiaries in the United Kingdom (“U.K.”) and the United States of America (“U.S.”) and was, itself, a wholly-owned subsidiary of Arowana International Limited (“AWN”), an Australian public company traded on the Australian Securities Exchange under the symbol “AWN”. The primary business activity of VivoPower is to invest in the origination, construction, transfer, operation and optimization of solar electricity generation facilities globally.

On August 11, 2016, VivoPower entered into a Contribution Agreement with Arowana Inc., a Cayman Islands exempted company (“ARWA”), and AWN (as amended, the “Contribution Agreement”).

On December 28, 2016, we completed the transactions contemplated by the Contribution Agreement (the “Business Combination”), pursuant to which ARWA contributed cash to the Company in exchange for newly issued ordinary shares which shares were then distributed by ARWA to ARWA’s shareholders and warrantholders. Upon the closing of the Business Combination, we became a public company whose shares are listed on The Nasdaq Capital Market under the symbol “VVPR”.

Contemporaneously with the Business Combination, the Company completed the acquisitions of VivoPower Pty Limited (“VivoPower Australia”) and Aevitas O Holdings Pty Ltd., the parent of Aevitas Group Limited (“Aevitas”), for a total cash consideration of $10.1 million. We acquired VivoPower Australia for an aggregate consideration of $23.1 million, with $0.6 million of cash and through the issuing of shares in VivoPower International PLC.  Aevitas was acquired for a cash consideration of $9.5 million.

VivoPower Australia was established on August 8, 2014 as a proprietary limited company in Australia. VivoPower Australia is a next generation renewable energy company investing in the origination, financing, building, transfer, operation, maintenance and optimization of solar electricity generation facilities in Australia and Asia. Its initial majority shareholder was Hadouken Pty Limited (an entity associated with VivoPower Australia management), with AWN subsequently acquiring an initial interest in VivoPower Australia on or around August 29, 2014 through its shareholding in the Arowana Australasian Special Situations Fund 1. Other shareholders included Aevitas, VivoPower Australia management as well as Arowana. Energy Holdings Pty Ltd, a wholly owned subsidiary of AWN. Following the Business Combination, 80.1% of VivoPower Australia’s ordinary shares are held by VivoPower International Services Ltd and 19.9% are held by Aevitas.

Aevitas O Holdings Pty Ltd was established on June 1, 2016 and is an Australian proprietary limited company. It held options to acquire 99.9% of the shares in Aevitas, an Australian unlisted public company established on February 28, 2013. Aevitas provides energy and power generation solutions including design, supply, installation and maintenance of power systems, control systems, with an increasing focus on solar and renewable energy, and energy efficiency products and strategies.

VivoPower has 24 subsidiaries, including VivoPower Australia and Aevitas. See “Item 5.B. Liquidity and Capital Resources – Investing Activities” for a list of each subsidiary and its address.

Corporate and Other Information

Our registered office is located at 91 Wimpole Street, Marylebone, London W1G 0EF, United Kingdom. Our telephone number is +44-203-871-2800.

B. Business Overview

VivoPower operates a global solar power platform. To capitalize on opportunities in the solar energy sector, we have developed a strategy that we call “build, transfer, operate” (“BTO”). We believe that our BTO strategy is a low risk, asset light approach to the renewable energy market, with a high return, capital efficient profile. The BTO strategy allows us to reinvest our profits and grow a base of recurring revenues, while providing data driven energy services to our power clients in the commercial, industrial and government sectors.

Pursuant to our BTO strategy, VivoPower (i) builds solar power plants that generate electricity from PV solar module installations for consumption by utilities or commercial offtakers of such electricity, which are supported by long-term PPAs with creditworthy customers; (ii) transfers ownership of such projects to investors (importantly, securing equity capital from investors prior to building the projects); and (iii) operates the projects to enhance their value over their useful life.

We believe that the opportunity for our BTO strategy is driven by a supply/demand imbalance in the solar development space. On the project supply side, we believe that the development market for utility scale solar projects is highly fragmented with a significant share of the market dominated by smaller, local developers or “wildcatters” that have significant local or regional capabilities but often lack the capabilities to design, structure and execute solar projects that would appeal to institutional investors. Even the most successful developers can fail to complete projects due to problems with limited relationships with global engineering and equipment suppliers and providers of finance. This is the market from which we identify projects to acquire and build at a significantly lower cost than buying projects that are already operating. We target the acquisition of projects at a very specific stage: after they have been developed, but before they are built, thus exposing us to what we believe is significantly less risk than a fully operational project. Our engineering team has the ability to create value by building projects efficiently and profitably by controlling design, engineering and procurement to ensure that projects are not only built on time and on budget, but are also able to generate superior returns.

We believe that there is a large and steadily growing appetite from institutional investors globally for quality solar operating projects. These investors often lack the resources to effectively screen the vast array of projects to find the most rewarding ones themselves, let alone build and operate the projects on their own. Based on our relationships and expertise, we believe we have the credibility to secure capital commitments prior to building and then to transfer projects to these investors once built. This approach allows us to lock in our BTO profit before we risk capital, as well as to generate stable recurring revenues from long term asset management agreements and residual equity interests in the projects.

After the construction of the projects and their transfer to an institutional investor near the time the projects attain commercial operation, VivoPower provides ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long term contracts. In addition to realizing revenues from the sale of electricity (pursuant to retained equity investments by VivoPower’s subsidiaries in the projects), these contracts create a long term, stable revenue opportunity from the consumers of the electric power produced from the projects that we operate. In addition, VivoPower identifies opportunities to create further value through an asset management approach that leverages technology and data to improve project performance and returns. We also use operational information to improve the profitability of our projects and to take advantage of technological improvements to create additional revenues.

During the year ended March 31, 2017, we completed BTO transactions for 91 megawatts of solar projects and delivered Adjusted EBITDA of $18.9 million, which exceeded our previously upgraded forecast of $18.8 million as well as our initial forecast of $18.0 million. We believe that we have a strong forward growth outlook, and expect to increase our EBITDA next year. This outlook is supported by two strategic initiatives: a joint venture for over 1.8 gigawatts in the United States and an alliance agreement with ReNu Energy Ltd. (“ReNu Energy”) in Australia.

Our joint venture with Innovative Solar in the United States is at the core of our business model, as it represents a long term partnership with an established developer of utility-scale solar projects, under which we have secured exclusive rights to acquire and build a diversified portfolio of 37 utility-scale solar projects in 12 states, with projected generating capacity of over 1.8 gigawatts. We have a demonstrated track record with the developer, who was the original developer for the 91 megawatts that we completed last year. We have complementary skill sets and believe that we are mutually aligned to ensure the successful execution of the joint venture.

In addition to our global BTO model, VivoPower, through its wholly-owned Australian subsidiary, Aevitas, provides energy and power generation solutions including design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse customer base of commercial and industrial customers, and is considered a trusted power adviser. Aevitas is located in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country. Since acquiring Aevitas in December 2016, VivoPower has introduced an origination strategy to identify attractive solar projects within Aevitas’ existing customer base.

To further support our BTO strategy in Australia, VivoPower entered into an alliance agreement with ReNu Energy (ASX: RNE) of Australia, pursuant to which ReNu Energy will have a right of first offer to acquire solar projects originated by VivoPower in Australia below 5MW in size (the “Alliance Agreement”). Under the terms of the agreement, ReNu Energy will pay an annual alliance fee for the initial five year term of the agreement calculated based on the number of projects acquired from VivoPower, which may be extended by VivoPower for an additional five years. For each project acquired, ReNu Energy will also pay an up-front origination fee to VivoPower, and will enter into a long-term agreement under which VivoPower will provide asset management services. The Alliance Agreement with ReNu Energy significantly strengthens our strategic acquisition of Aevitas. The historical revenue profile of Aevitas has been steady, representing energy services for over 300 commercial and industrial customers in Australia. Our goal with Aevitas is to maintain and grow their core business, and also to leverage their customer base to generate new solar projects. The agreement with ReNu Energy provides a commitment from an investor to whom we can transfer projects that we build. We believe this relationship will provide a highly efficient means to create BTO revenues for smaller projects originated in Australia with the Aevitas client base.

Industry Background

Solar power is the world’s largest potential energy source and is the fastest-growing form of renewable energy. Between 2003 and 2016, cumulative installed solar capacity increased at an average annual growth rate of 44%, according to the International Energy Agency (“IEA”). Yet, solar energy’s contribution to global energy generation remains insignificant, contributing less than 2% globally, even as panel costs have dropped more than 90% over the same time period, according to Bloomberg New Energy Finance (“BNEF”).

As a result, we believe this is a pivotal moment in the acceleration of energy industry change. Commercial and industrial customers worldwide have recognized the economic and strategic benefits of shifting their source of electricity to low carbon distributed generation. Appetite for renewable energy among corporations is increasing quickly, as demonstrated by the organization RE100. RE100 is a collection of 101 major corporations, including at least 19 members of the Fortune 500, that have committed to source 100% of their power from renewable energy by a specified year. RE100 members collectively represent approximately 146 terawatt hours (“TWh”) of annual demand, which is approximately as much energy as it takes to power the state of New York. Furthermore, Deutsche Bank recently opined in a July 19, 2017 report entitled “Global Solar Demand Scenario Analysis 2017-22,” on the demand for corporate PPAs saying, “Corporate renewable energy demand is roughly 1-3 gigawatts per annum today. However, we believe this market could grow into a 5-10 gigawatt market in the next 5 -10 years driven by a combination of growing momentum among corporate buyers and positive policy developments encouraging corporate buyers. Moreover, if self-generation reaches 10% for the global industrial and commercial sectors, and solar accounts for half of the incremental demand, this can create 350 gigawatts incremental demand for solar.”

In addition, demand for renewable energy among utilities continues to expand, as utilities respond both to the increasing cost-effectiveness of solar electricity as well as applicable renewable energy portfolio standards and similar mandates and incentives.

At the same time, strategic and institutional investors increasingly view investments in solar power projects as providing attractive opportunities, which has increased the availability of capital for the deployment of solar power generating capacity. Enabled by strong capital availability and decreasing input costs, the solar industry is growing quickly, with VivoPower’s platform sitting at what we believe is a high growth position in the industry’s value chain. While we currently focus on solar energy applications, we plan to continue to evaluate other types of power generation as well as energy efficiency and storage for possible deployment and/or investment. According to BNEF, “The cost of lithium-ion batteries has fallen 73% (from $1000/kWh to $273/kWh) since 2010 on a dollar per kWh basis. We think that chemistry improvements, lower financing costs, improved manufacturing processes and supply chain management have the potential to bring significant further cost reductions by 2030.” As these technologies continue to mature, we believe that VivoPower will be able to opportunistically expand its investments to continue its growth.

Our Current Markets

United States

The U.S. utility scale electric fleet generated 4,079,079 thousand megawatt hours (“MWh”) of electricity in 2016 according to IEA data. Approximately 30.4% of this was generated from coal fire power stations, with gas fired power stations contributing approximately 33.8% of generation. FERC data for utility scale generation plants of 1 megawatt or greater capacity shows that the U.S. had 1,190 gigawatts of installed capacity at the end of May 2017. Of this installed capacity, solar represented just 2.2%. However, FERC data shows that solar is the fastest growing utility scale generation type, with the installed base of utility scale solar plants of 1 megawatt or greater expanding at a compound average annual growth rate of 67% from 2010 to 2016. Furthermore, FERC and IEA data show that for 2016, approximately 34% of the U.S. installed capacity represented by solar PV was attributable to distributed generation (“DG”) sources not included in the utility scale figures above.

In the U.S., VivoPower completed a joint venture through its subsidiary, VivoPower (USA) Development LLC in April 2017 with an early-stage solar development company, Innovative Solar, for a diversified portfolio of 37 utility-scale solar projects in 12 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts. VivoPower anticipates that this joint venture will provide the opportunity to generate BTO revenues and profits for several years as the individual projects in the portfolio mature. Furthermore, we believe that the value of the projects in the portfolio will increase given the Company’s expectation that equipment and installation costs will continue to fall at a rapid rate, hence increasing the return profile of the projects. The portfolio provides VivoPower with significant flexibility as it also presents the opportunity to realize profits on the sale of solar systems at advanced stages of development. To date, the U.S. market has represented 77% of our revenue. See “Item 4.A. Operating Results-Revenue” for a breakdown of revenues by market.

U.S. Policy Initiatives to Encourage Solar

The U.S. has in place many incentives to encourage installation of renewable energy. The principal federal incentives as they relate to solar include:

•

Federal Investment Tax Credit (“ITC”): The ITC confers a tax credit of 30% of the eligible solar energy property basis at the time the solar generating facility is placed in service for tax purposes. The 30% ITC rate reduces in 2020 to 26%, 22% for 2021 and 10% for 2022 and years thereafter.

•

Modified Accelerated Cost Recovery System Depreciation (“MACRS”): MACRS allow an acceleration of eligible expenditure on solar energy property basis over a period of five years, notwithstanding that the economic life of a solar PV generation facility may be well over twenty five years.

The principal state based solar incentives include:

•

Renewable Portfolio Standards (“RPS”): RPS are state based programs typically mandating electricity providers to produce or purchase a minimum level of renewable energy as part of their electricity sales mix. A total of 29 states and the District of Columbia presently have binding RPS in place. A feature of many state based RPS programs is the use of Renewable Energy Credits (“RECs”) to provide a price signal to incentivize solar capacity installation. RECs enable an electricity provider who has insufficient renewable generation to meet their RPS obligation by buying credits.

•

Feed-in-Tariffs (“FIT”): Currently 6 states have FITs in place. Feed in tariffs typically apply to DG solar facilities connected to the distribution grid. They allow a solar facility owner to sell excess electricity produced back to the distribution grid. Solar FIT rates can vary depending on the time of day.

•

Net Metering: Net metering typically applies to DG solar facilities connected to the distribution grid. Net Metering allows a customer to net surplus production from their solar systems against their consumption of electricity from the grid.

Australia

Australia possesses some of the highest insolation in the world. According to the Australian Department of Industry, Innovation and Science, solar PV has been the most rapidly expanding renewable energy source in the country over the last ten years, growing by 59% per year on average. However, this was from a low base and solar remains a relatively small contributor to Australia’s energy mix. In 2014–15 about 6.0 TWh of electricity was generated from solar PV technologies representing only 2.4% of Australia’s total electricity generation. Australia is still highly reliant on heavily polluting coal generation, contributing 159 TWh or 63% of total electricity generation.

According to the IEA, Australia installed 839 megawatts of solar PV in 2016, and reached a cumulative installed capacity of 5.9 gigawatts. BNEF projects solar capacity additions in 2017 and 2018 of 1.0-1.11 gigawatts and 2.1-2.3 gigawatts, respectively.

In addition to the global BTO business model, VivoPower, through its wholly-owned Australian subsidiary Aevitas, provides energy and power generation solutions including design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse base of longstanding commercial and industrial customers, and is considered a trusted power adviser. Aevitas is located in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country. Since acquiring Aevitas in December 2016, VivoPower has introduced an origination strategy to identify attractive solar projects within Aevitas’ existing customer base. To further support this initiative, VivoPower entered into an alliance agreement with ReNu Energy, with whom VivoPower intends to execute BTO transactions for solar projects originated by Aevitas.

In Australia, VivoPower is seeing the benefits of the acquisition of Aevitas in terms of leveraging its longstanding relationships with an extensive base of commercial and industrial customers and originating behind the meter solar projects that VivoPower can then seek to convert into BTO revenues. To enhance our ability to transfer projects for which we can provide ongoing power services, VivoPower recently consummated the Alliance Agreement with ReNu Energy in Australia. Under this agreement, ReNu Energy has agreed to pay an annual alliance fee for the right to make a first offer to acquire projects originated by VivoPower that are smaller than 5 megawatts. This Alliance Agreement will enable VivoPower to generate BTO revenues in addition to the alliance fee. We anticipate that this relationship will grow profitably over many years. To date, the Australasia market has represented 18% of our revenue. See “Item 4.A. Operating Results – Revenue” for a breakdown of revenues by market.

Currently, the U.S. and Australia are our principal markets, however, in addition to our joint venture in the U.S. and the Alliance Agreement with ReNu Energy, VivoPower is exploring attractive projects that fit our BTO business strategy in Europe, Asia and Latin America.

Customers

We sell the electricity from our power plants mainly to local utilities and commercial and industrial customers through long-term, fixed-price PPAs. Our ability to generate revenue and profits depends on our ability to secure such PPA’s for our projects from utilities and commercial and industrial customers and the timely payment of such parties under the PPA’s.

Suppliers

Our solar equipment supply strategy is based on maintaining strong relationships with leading providers of solar modules, inverters, trackers and other solar equipment. Our main solar equipment suppliers include Canadian Solar, SMA and Next Tracker. Other important suppliers for us include engineering, procurement and construction companies, such as DEPCOM and Gran Solar. We also utilize service providers to provide operations and maintenance services at our project sites. Our ability to finance and build solar power plants profitably depends on the ability to secure equipment contracts on attractive terms with such suppliers of modules, inverters and other equipment.

Intellectual Property

The agreements we enter into with suppliers or providers of engineering, procurement and construction agreements generally permit us to use the intellectual property required to operate the solar power plants we develop. We are not otherwise significantly dependent on the intellectual property of third parties.

Our business is not dependent on patents or licenses. We do not currently have a material dependence on any one industrial, commercial or financial contract with suppliers or customers and we are similarly not dependent on any new manufacturing processes.

Seasonality

Weather conditions can have a significant impact on the solar power plants we develop and therefore a significant impact on our results of operations from period to period.

Competition

We compete with energy and infrastructure funds and renewable energy companies and developers, as well as conventional power companies, to acquire and invest in energy projects. Competition in the solar energy sector can be significantly affected by legal, regulatory and tax changes, as well as environmental and energy incentives provided by governmental authorities.

We believe that we can compete successfully with other market participants through our ability to source attractively-structured projects that will provide recurring long-term cash flows, enabling us to obtain access to competitively priced project financing and strong partner relationships. Some of the key attributes of our projects include long-term fixed priced PPAs, a diversified market across different geographies and regulatory environments; and cutting-edge solar technology and equipment utilized in our projects. Further contributing to our competitive strength is our approach to screen projects that offer attractive PPAs with creditworthy counterparties.

In addition, we believe that our investment in the projects we develop through our BTO model also provides us with a competitive advantage, as it aligns our interests with those of our project investors and also provides a source of recurring long-term revenues.

Currently, generators of renewable energy in the U.S. benefit from a range of federal, state and local governmental incentives and attributes that include, for example, the ITC. The ITC was extended in 2015, resulting in an expiration date for tax credits for solar facilities commencing construction with a phase down period culminating in a permanent 10% tax credit level beginning in 2022. The ITC is a key incentive that drives deployment of solar energy projects in the United States.

Key competitive considerations in the market for solar power plants include the following:

•	PPA rates
•	Savings on electricity costs
•	Cost and speed of installation
•	Electricity production of the power plant
•	Strength of alliance relationships
•	Availability and terms of project financing for construction of power plants
•	Reputation among customers, project finance investors and industry partners
•	Customer service

Regulatory Matters

Our business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the FERC, the U.S. Environmental Protection Agency, regional organizations that regulate wholesale electrical markets, state agencies that regulate energy development and generation and environmental matters, and foreign governmental bodies that occupy roles similar to the foregoing.

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire, or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system purchaser based on the energy produced by their solar power system. FITs pay solar system purchasers for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits permit an owner of a solar project to claim applicable credits on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

In addition, many states in the U.S. have adopted renewable portfolio standards which mandate that a certain portion of electricity delivered by utilities to their customers come from eligible renewable energy resources. Some states significantly expanded their renewable portfolio standards in recent years.

C. Organizational Structure

VivoPower International PLC has 24 subsidiaries (collectively with VivoPower, “the group”). Our principal operating companies are VivoPower USA LLC, a Delaware limited liability company (“Vivo USA”), VivoPower International Services Ltd, a Jersey based company, and Aevitas, an Australian based company, each of which is a wholly-owned subsidiary of VivoPower.

D. Property, Plant, and Equipment

Our corporate headquarters is located in London, United Kingdom where we currently lease approximately 420 square feet of space under a lease expiring in December 2017.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

The group has $0.6 million of vehicle assets, $0.3 million of which are held under finance leases. The group also has $0.9 million of solar panel systems relating to our Australian Amaroo project.

In addition, as part of our BTO business model, we co-invest in solar energy projects that include long-term leases, easements or other real property rights relating to the property on which such projects are developed. Some of these projects, such as our two projects in North Carolina, are material to our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including, but not limited to, the risks discussed in this Annual Report in “Item 3. Key Information—D. Risk Factors.” Our audited consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are presented in U.S. dollars.

Overview

VivoPower operates a global solar power platform and has developed a strategy that we call “build, transfer, operate” (“BTO”). We believe that the BTO strategy is a low risk, asset-light approach to the renewable energy market, with a high return, capital efficient profile. The BTO strategy allows us to reinvest our profits and grow a base of recurring revenues, while providing data driven energy services to our power clients in the commercial, industrial and government sectors.

Pursuant to the BTO strategy, VivoPower (i) builds solar power plants that generate electricity from PV solar module installations for consumption by utilities or commercial offtakers of such electricity, and which are supported by long-term PPAs with creditworthy customers, (ii) transfers ownership of the projects to investors (importantly, securing equity capital from investors prior to building the projects), and (iii) operates the projects to enhance value over their useful life.

We derive revenue primarily from development services relating to the building and construction of solar projects, which generated $24.6 million in revenue for the year ended March 31, 2017. We recognize revenue on a percentage completion basis as the value is accrued by the end user over the life of the contract. In addition to our global BTO business model, VivoPower, through its wholly-owned Australian subsidiary, Aevitas, provides energy and power generation solutions including design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse base of commercial and industrial customers, and is considered a trusted power adviser.

During the year ended March 31, 2017, the group generated revenue of $32.3 million, net income of $5.6 million, Adjusted EBITDA of $18.9 million and Adjusted Net Income of $12.3 million. As of March 31, 2017, the group had net assets of $64.6 million, with intangible assets, including goodwill, of $46.3 million and investments of $18.1 million. There were no measurable operations in the two month period of 2016 for which to compare the current year results.

As of March 31, 2017, the group’s current assets were $30.8 million of which $11.0 million was cash and cash equivalents. Current liabilities were $12.2 million, which equals asset-to-liability ratio of 2.5:1.

Revenue growth was supported by the completion of the group’s first solar project and the near completion of a second project, both of which are located in North Carolina, United States. Combined revenue for both projects was $24.6 million with further revenue of $0.4 million due to the power generation of the first project. Further BTO revenue in Australia from projects acquired in December 2016 generated $0.1 million. Aevitas generated revenue of $5.6 million for the three months ended March 31, 2017. The financial statements of our subsidiaries are recorded in their native currency, then converted to U.S. dollars for consolidated reporting. See “Item 3.A. Selected Financial Data” for a table of relevant exchange rate history.

The group generated cash flows from operating activities of $6.4 million. At March 31, 2017, the group had cash reserves of $11.0 million and debt of $20.0 million, giving a net debt position of $9.0 million.

The group financed activities until the Company became public through a loan from AWN, a publicly traded company in Australia of which VivoPower was, prior to December 28, 2016, a wholly owned subsidiary. At March 31, 2017, the amounts owing to AWN were $20.5 million, of which $19.0 million was a non-current related party loan with an initial repayment date of April 1, 2018. The remaining balance of $1.5 million was a current liability which was repaid in June 2017.

During the year ended March 31, 2017, the group invested $18.0 million in two solar energy projects in the U.S. in North Carolina. The group, as part of its long-term strategy, has retained a 14.5% and 10% equity interest in the projects respectively which we expect will generate recurring revenue in the future. In addition to the U.S. solar assets, VivoPower has aggregated a 2.6 megawatt portfolio of Commercial, Industrial and Government (“CIG”) solar assets in Australia that are in the process of being structured for BTO transactions. These projects are considered to be “behind-the-meter,” because they are designed for on-site use in the commercial facility, and do not require transmission or distribution through utility owned assets.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Acquiring new projects. A central tenet of our BTO model is to create a profit from buying and building projects and then transferring the completed projects to long term investors. There are many factors involved in this process, each of which might serve to increase or decrease our revenues and earnings.

The first step is to capitalize on relationships within a highly fragmented developer market to acquire projects at a lower cost than buying operating assets. We employ professionals with relationships in the market as well as the experience to identify and value projects that are available for sale. These professionals screen numerous opportunities to identify the most rewarding projects, and then conduct due diligence and negotiate a purchase price. Our senior management reviews and evaluates investment opportunities identified by our professionals in a formal investment committee process. For an acquisition to be successful, the process of originating, evaluating and concluding investments must be thorough and careful. We believe that we have the experience to conduct this review and acquisition phase in a manner that will generate attractive acquisition opportunities.

The next critical step is to identify long term investors that will commit to acquire completed projects at a valuation which provides an attractive profit on our investment. Not only must we maintain strong relationships and credibility with institutional investors to secure such commitments, but we also have to manage the investment process conducted by these investors so to avoid unexpected problems and anticipate likely outcomes. Importantly, because we will seek to secure commitments in advance of building projects, if we fail to manage this process properly, we may not be able to ultimately complete the investment by such investors, and even if the investment is completed, the profit may not meet our expectations. We believe that we have the experience and capabilities to secure long-term capital on terms and conditions that will allow us to generate the profit that we predict, and to execute the transfer of the projects to investors as we predict.

The third critical step is to capture the value of the optimal engineering, procurement and financing strategies, to ensure that we can build projects on time and on budget. Equally important, it is essential that the project technical specifications, such as energy output and operating costs, can generate the level of profit expected by the long-term investors. In order to maintain our profit expectations, it is critical to manage all phases of design, engineering, procurement and financing in the manner that we predict. We believe that our engineering team actively manages all stages of design and construction to ensure that projects are not only built on time and on budget, but are also able to generate superior returns.

Investment in Growth. We are expanding our operations, increasing our headcount and developing software to both enhance our current offerings and build new features. We expect our total operating expenses to increase, particularly as we continue to increase the number of personnel involved in our project development and financing activities and in our general and administrative activities.

Currency Fluctuations. We conduct business in the United States, Australia and the United Kingdom and other countries in Asia and elsewhere. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound and the Australian dollar.

Regulation. We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Australia, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce and that can have a significant impact on our results of operations.

Power purchase agreements and other contracted revenue agreements. We seek investments in projects that are supported by long term power purchase agreements with credit worthy counterparties, pursuant to which the price for the sale of electricity is highly certain. We believe that long term investors prefer projects with such characteristics, and will consider such projects to be more valuable. However, it is not certain that sufficient number of projects with such PPAs will exist, as the market could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices, and the availability of other energy sources. Power prices in the markets in which we conduct business can be volatile, and the willingness of credit worthy counterparties to commit to purchase power from our projects may not be sufficient to support our profit expectations.

Tax incentives in the United States for renewable energy assets. U.S. federal, state and local governments have established numerous incentives and financial mechanisms to reduce the cost of renewable energy and spur the development of energy from renewable, non-carbon–based, sources. Some of the major tax incentives applied in our projects are, among others, ITC and accelerated depreciation under the MACRS.

Investments. The level of BTO revenue and recurring revenue after transfer of project ownership to the long-term owners depends on the terms and structure of our equity interest in the applicable project.

Market demand for solar power. Our business and revenues depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See “Item 3.C. Risk Factors”

Access to adequate financing with competitive interest rates and terms. The development and construction of solar projects is capital intensive, and requires significant amounts of debt and equity financing, as well as tax equity financing in the U.S. In order to execute our BTO model, we require access to capital in amounts and on terms that allow us to build and transfer projects profitably. We believe that sufficient capital is available in amounts and terms that we currently require in all of the markets in which we operate, and we maintain excellent and current relationships with a wide variety of institutional and strategic providers of such capital. In addition, we intend to utilize shareholder contributions and our own operating cash flows to supplement these traditional sources of financing.

A typical project will require both a construction loan and an equity commitment sufficient to provide the funds required to complete the construction of the project. The construction loan may be obtained from project finance banks or institutional investors, and may be structured as a short term construction period-only loan, or a longer term which may equal or exceed the term of the project PPA. In U.S. projects, this loan may be supplemented by a commitment by a tax equity investor for a portion of the construction financing. In addition, we intend to seek an equity commitment from a long-term investor in advance of committing to build a project, which can serve to minimize our own equity investment amounts.

As our business continues to grow and as we develop solar projects, our ability to generate revenues and profits depends on securing sufficient amounts of debt and equity financing on suitable terms within the time periods required. As our portfolio continues to grow, especially with the addition of larger capacity solar projects, we expect to incur significantly more borrowings from banks and other lenders. Fluctuations in interest rates and currencies, for which we currently do not hedge our exposure, may impact our cost of financing and affect our financial condition and results of operations. Our access to such financing, and therefore our results of operations, are also significantly affected by financial institutions’ confidence in the success of our business, the renewable energy industry as a whole and general financial market conditions.

Our project development and operations capabilities. Our financial condition and results of operations depend on our ability to successfully continue to build and transfer new solar developments and operate our existing solar investments. As we continue to grow, we expect to build and manage a greater number of large-scale solar projects and to enter new geographies, which we expect to present additional challenges to our internal processes, external construction management, working capital management and financing capabilities. Our financial condition, results of operations and future success depend, to a significant extent, on our ability to continue to identify suitable sites, expand our pipeline of solar projects with attractive returns, obtain required regulatory approvals, arrange necessary financing, manage the construction of our solar projects on time and within budget and successfully operate solar investments.

Key Performance Indicators

In addition to traditional financial metrics, such as revenue, net income/(loss) and revenue growth trends, we monitor several other key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

For the Year Ended
March 31, 2017
Gross profit percentage	84.6%
Megawatts in operation	91
Project pipeline	2.3 gigawatts
BTO Revenue	$25.0 million
Non-BTO revenue	$7.2 million
Adjusted EBITDA (1)	$18.9 million
Adjusted Net Income (2)	$12.3 million

(1)

Adjusted EBITDA is a non-IFRS financial measure. For a reconciliation of Adjusted EBITDA to the nearest comparable GAAP measures, see “Item 3—Key Information—A. Selected Consolidated Financial and Other Data.”

(2)

Adjusted Net Income is a non-IFRS financial measure. For a reconciliation of Adjusted Net Income to the nearest comparable GAAP measures, see “Item 3- Key Information-A. Selected Consolidated Financial and Other Data.”

Gross Profit Percentage. Gross profit percentage is calculated as gross profit divided by revenue. We provide our services in each of the regions in which we operate: United States, United Kingdom and Australasia. Costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized. As a result, our gross profit percentage in actual terms is the same as it would be on a constant currency basis.

Project pipeline. We maintain an active pipeline of qualified projects on a global basis, representing projects which we intend to acquire from developers and expect to generate BTO transactions. Currently our primary markets of activity are the U.S. and Australia, but we are also maintaining activities in Europe, Latin America and Asia. We define qualified projects to be potential acquisitions subject to a term sheet or letter of intent, pending diligence and financing, or similar discussion for potential acquisition. On this basis, our current pipeline is approximately 2.3 gigawatts, 78% of which is in the United States, 12% in Europe, 7% is Latin America and 3% in Australasia. We believe that our pipeline is sufficient to support a strong financial profile, and if we are able to replicate the same level BTO revenues per megawatt for 2018 as we achieved in 2017, we believe that we can achieve our EBITDA guidance for the year ended March 30, 2018 by converting only 125 megawatts, or approximately 5.4% of our qualified pipeline.

In the United States, VivoPower entered into a joint venture in April 2017 with the developer Innovative Solar for a portfolio of 37 solar projects in 12 different states, representing a total potential electricity generating capacity of approximately 1.8 gigawatts. The projects in the joint venture are all at a “pre-developed” stage, in that several key development milestones must be achieved before VivoPower will acquire the projects. Importantly, the joint venture is actively pursuing interconnection rights and power purchase agreements with local utilities. It is not assured that all projects will achieve a developed stage, and even if some of the projects reach a developed stage, it is not assured that the projects will provide an attractive return profile. As a result, the amount of BTO revenues and EBITDA cannot be predicted with certainty. However, we believe that the ability to control a large diversified portfolio of early stage projects is valuable, and we anticipate that this joint venture will provide the opportunity to generate BTO revenues and profits for several years as the individual projects in the portfolio mature. Furthermore, VivoPower believes that the value of the projects in the portfolio will increase given the Company’s expectation that equipment and installation costs will continue to fall at a rapid rate, hence increasing the return profile of the projects.

In Australia, we are leveraging Aevitas’s longstanding relationships with an extensive base of commercial and industrial customers and originating behind the meter solar projects that we can then seek to convert into BTO revenues. To enhance our ability to transfer projects for which we can provide ongoing power services, VivoPower recently consummated an Alliance Agreement with ReNu Energy in Australia. Under this agreement, ReNu Energy has agreed to pay an annual alliance fee for the right to make a first offer to acquire projects originated by VivoPower that are smaller than 5 MW’s. This alliance agreement will enable VivoPower to generate BTO revenues in addition to the alliance fee. We anticipate that this relationship will grow profitably over many years.

In addition to our joint venture in the United States and the Alliance Agreement with ReNu Energy, VivoPower is exploring attractive projects that fit our BTO business strategy in Europe, Asia and Latin America.

The portfolio provides VivoPower with significant flexibility as it also presents the opportunity to realize profits on the sale of solar systems at advanced stages of development.

Components of Consolidated Statements of Operations

Revenue

During the year ended March 31, 2017, we generated a substantial proportion of our revenue from development fees connected to the successful completion of our first two solar projects, under our BTO business model, in North Carolina, USA. $24.9 million or 77% of our revenue was generated on a percentage completion basis during the course of FY 2017.

Revenue generated through the Aevitas operations is recognized in two ways. On smaller projects revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached the customer is invoiced and the revenue is then recognized.

We have also generated revenue in the United Kingdom through a global preferred supplier arrangement and based upon the terms of the contract revenue is recognized when the legal obligation to pay has been satisfied.

The amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. The level of deferred revenue is low as a percentage of total amount invoiced. The level of deferred revenue as of March 31, 2017 was $0.3 million and is all short-term in nature.

BTO revenue is recognized on a percentage completion basis. Projects are invoiced upon substantial completion requiring revenue to be accrued as a project progresses through different stages of completion. Our deferred revenue as of March 31, 2017 was $13.2 million. The project to which this deferred revenue relates was completed in May 2017 and subsequently invoiced and paid during the same month.

Cost of Revenue

Cost of revenue relating to Aevitas in Australasia consists primarily of product or equipment purchases, direct labor costs including staff salary costs, motor vehicle expenses and any directly related costs attributable to production and the cost of sales. We allocate overhead costs, such as rent and facility costs and telecommunication costs to arrive at a true cost of sale.

Revenues in the U.S. are the proceeds of the development fees of the two projects in North Carolina. There are no costs of revenue associated with these development fees.

In the U.K., the proceeds of our global preferred supplier arrangement have no associated cost of revenue.

Administrative Expenses

Administrative expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees and expenses, office, rental and travel expenses and other expenses.

Depreciation

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of March 31, 2017 was $2.2 million.

Tangible asset	Estimated useful life
Motor vehicles	5 years
Computer equipment	3 years
Fixtures and fittings	3 years

Amortization

Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas as part of the Business Combination. The intangible assets identified in the acquisition of Aevitas and VivoPower Australia and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life
Trade names	14 years
Customer relationships	7 years
Favorable supply contracts	5 years
Databases	5 years

Goodwill under IFRS is subject to an annual impairment review and following the impairment review as of March 31, 2017. No impairment was required at that date based upon discounted future cash flow calculations.

Transaction Related Costs

Non-recurring costs relating to the transaction were incurred in connection with the Business Combination. The costs incurred were recharged costs from AWN including legal, accounting and professional fees in relation to our operations in the United States. The costs by nature were one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of the Statement of Comprehensive Income.

Other Income (Expense)

Other income (expense) is comprised of the following items:

Interest income

Interest income includes interest income earned on our cash and cash equivalents balance. We expect interest income to vary each reporting period depending on our average cash and cash equivalents balance during the period and market interest rates.

Interest expense

Interest expense consists primarily of interest expense associated with the interest payable on the convertible preference shares and convertible loan notes and our outstanding debt with AWN.

Foreign exchange income (expense)

Foreign exchange income (expense) consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. We expect our exposure to currency fluctuations to be minimal and immaterial, and as such, have not entered into any hedging contracts.

Provision for Income Taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

A. Operating Results

During the year ended March 31, 2017, the group generated revenue of $32.3 million, net income of $5.6 million, Adjusted EBITDA of $18.9 million and Adjusted Net Income of $12.3 million. As of March 31, 2017, the group had net assets of $64.6 million, with intangible assets, including goodwill, of $46.3 million and investments of $18.1 million. There were no measurable operations in the two month period of 2016 for which to compare the current year results.

As of March 31, 2017, the group’s current assets were $30.8 million of which $11.0 million was cash and cash equivalents. Current liabilities were $12.2 million, which equals asset-to-liability ratio of 2.5:1.

Revenue growth was supported by the completion of the group’s first solar project and the near completion of a second project, both of which are located in North Carolina, United States. Combined revenue for both projects was $24.6 million with further revenue of $0.4 million due to the power generation of the first project. Further BTO revenue in Australia from projects acquired in December 2016 generated $0.1 million. Aevitas generated revenue of $5.6 million for the 3 months ended March 31, 2017. The financial statements of our subsidiaries are recorded in their native currency, then adjusted to U.S. dollars for consolidated reporting. See “Item 3.A. Selected Financial Data” for a table of relevant exchange rate history.

The group generated cash flows from operating activities of $6.4 million. At March 31, 2017, the group had cash reserves of $11.0 million and debt of $20.0 million, giving a net debt position of $9.0 million.

The group financed activities until the Company became public through a loan from AWN, a publicly traded company in Australia of which VivoPower was, prior to December 28, 2016, a wholly owned subsidiary. At March 31, 2017, the amounts owing to AWN were $20.5 million, of which $19.0 million was a non-current related party loan with an initial repayment date of April 1, 2018. The remaining balance of $1.5 million was a current liability which was repaid in June 2017.

VivoPower’s ordinary shares began trading on The Nasdaq Capital Market on December 29, 2016 under the symbol “VVPR.” The Business Combination generated gross proceeds of $22.5 million and we incurred transaction costs of $11.5 million. Contemporaneously with the transaction, the group completed the acquisitions of VivoPower Australia and Aevitas, for total cash consideration of $10.1 million.

During the year ended March 31, 2017, we invested $18.0 million in two solar energy projects in the U.S. The group, as part of its long-term strategy, has retained a 14.5% and 10% equity interest in the projects respectively which we expect will generate recurring revenue in the future. In addition to the U.S. solar assets, we aggregated a 2.6 megawatt portfolio of Commercial, Industrial and Government (“CIG”) solar assets in Australia that are in the process of being structured for BTO transactions. These projects are considered to be “behind-the-meter,” because they are designed for on-site use in the commercial facility, and do not require transmission or distribution through utility owned assets.

Currently, our operations consist of three geographic areas: United States, Australasia and the United Kingdom. Below are the results of operations for the twelve months ended March 31, 2017 broken down by geographic area:

(US dollars in thousands)	United States	Australasia	United Kingdom	Total
Revenue	$24,945	$5,705	$1,600	$32,250
Costs of sales	-	4,977	-	4,977
Gross profit	24,945	728	1,600	27,273
Administrative expenses	4,120	879	4,317	9,316
Depreciation and amortization	3	647	1	651
Operating Profit	20,822	(798)	(2,718)	17,306
Transaction related costs	5,800	-	-	5,800
Finance income	(1)	(7)	(5)	(13)
Finance expense	172	372	56	600
Profit before taxation	14,851	(1,163)	(2,769)	10,919
Income tax expense	6,116	(332)	(446)	5,338
Profit for the year	$8,735	$(831)	$(2,323)	$5,581

Revenue

	Period ended March 31,		Period-to-period change
(US dollars in thousands)	2017	2016	Amount	% Change
Revenue	$32,250	$0	$32,250	N.M.

Our business operates in three principal countries or regions:

•	United Kingdom

•	United States

•	Australasia

(US dollars in thousands)	United States	Australasia	United Kingdom	Total
Revenue	$24,945	$5,705	$1,600	$32,250

Revenues of $24.9 million, or 77% of the total revenue was generated in the U.S. These revenues were primarily derived from successful completion of our first two solar projects, under our BTO business model, in North Carolina, USA.   Components of revenue include: BTO revenues, electrical installations, electrical servicing and maintenance and generator sales. One of these projects became fully operational as of March 31, 2017. BTO Revenue is recognized on a percentage completion basis and the projects are invoiced upon substantial completion requiring the revenue to be accrued as a project progresses through different stages of completion. Deferred revenue as of March 31, 2017 was $13.2 million. The project to which this deferred revenue relates was completed in May 2017 and subsequently invoiced and paid during the same month.

Revenues of $5.7 million in Australasia were primarily generated through the Aevitas operations.

Revenues of $1.6m in the United Kingdom were derived through a global preferred supplier arrangement with one customer and based upon the terms of the contract the revenue is recognized when the legal obligation to pay has been satisfied.

As the company was formed in February 1, 2016, there were no reportable revenues in the two month period ended March 31, 2016.

Cost of Revenue

	Period ended March 31,		Period-to-period change
(US dollars in thousands)	2017	2016	Amount	% Change
Cost of revenue	$4,977	$0	$4,977	N.M.

Cost of revenue is generated through Aevitas in Australasia and consists primarily of product or equipment purchases, direct labor costs including staff salary costs, motor vehicle expenses and any directly related costs attributable to production and the cost of sales. We allocate overhead costs, such as rent and facility costs and telecommunication costs to arrive at a true cost of sale.

As the company was formed in February 1, 2016, there were no reportable costs of revenue in that two month period.

Gross Profit/Gross Margin

Our gross margin is equal to revenue less cost of revenue. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin for the Aevitas segment of the business is affected by a number of factors, inducing the competitive pressures within the industry as well as the cost of labor and equipment. The gross profit margin for that segment was 12.8% for the period ended March 31, 2017. As the company was acquired in late 2016, there were no reportable gross profits in that period.

Operating Expenses

	Period ended March 31,		Period-to-period change
(US dollars in thousands)	2017	2016	Amount	% Change
Salaries and benefits	$4,973	$102	$4,871	4,775%
Travel	574	30	544	1,813%
Professional Fees	2,847	106	2,741	2,586%
Office and Facilities	220	40	180	450%
Other	702	1	701	70,100%
Total general and administrative expenses	$9,316	$279	$9,037	3,239%

(US dollars in thousands)	United States	Australasia	United Kingdom	Total
Administrative expenses	$4,120	$879	$4,317	$9,316
Salaries and benefits	2,648	549	1,776	4,973
Travel	221	8	345	574
Professional Fees	1,057	92	1,698	2,847
Office and Facilities	8	35	177	220
Other	$186	$195	$321	$702

Administrative expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees and expenses, office, rental and travel expenses and other expenses. Salaries and benefits are $5.0 million, or 53.4% of administrative expenses. Key management personnel account for $3.3 million of the $5.0 million. Travel expenses are $0.6 million, or 6.2%, and are a result of travel requirements to support the global nature of the business. Professional fees at $2.8 million, or 30.6% of administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees.

Government Subsidies

Solar energy generation assets currently benefit from, or are affected by, various national, state and local governmental incentives and regulatory policies. If any of the laws or governmental regulations or policies that support renewable energy change, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

B. Liquidity and Capital Resources

Our principal sources of liquidity to date have been loans from AWN, cash from the proceeds of the Business Combination as well as cash flow generated from our operations. We utilize construction loans in certain projects to meet working capital requirements of the development costs. Our principal uses of cash have been for acquisitions, pipeline development, working capital and general corporate purposes. The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the years ended March 31, 2017 and 2016:

	Year Ended March 31,
(US dollars in thousands)	2017	2016
Net cash provided by (used in) operating activities	$6,376	$(95)
Net cash used in investing activities	(26,736)	(3)
Net cash provided by financing activities	$31,302	$126

Net cash provided by operating activities are derived from net income of $5.6 million plus non-operating and working capital items totaling $12.4 million for a total of $6.4 million cash provided from operations. These non-operating items consist of $5.3 million of income tax expense, $5.8 million of costs relating to the Business Combination, $0.6 million of finance expense and $0.7 million of depreciation and amortization expense. The increase in accounts receivable of $13.1 million is partially offset by the increase in trade payables of $8.1 million. Finally, there was in increase in provisional expenses for employee paid time off of $1.3 million.

Net cash used in investing activities of $26.7 million primarily consist of an investment of $18.0 million in the two North Carolina solar projects, one of which was operational as of March 31, 2017, and acquisition costs of $10.1 million. We consummated a series of acquisitions from 40% ownership to 100% ownership in FY17 to include the following:

Entity	Incorporated	% owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower International Holdings Limited	UK	100%	Holding company
VivoPower Pty Limited	Australia	100%	Operating company
Aevitas O Holdings Pty Limited	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Limited	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
JA Martin Electrical Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower WA Pty Limited	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Dormant
VVP Project 2 Pty Limited	Australia	100%	Dormant
Amaroo Solar Tco Pty Limited	Australia	100%	Holding company
Amaroo Solar Hco Pty Limited	Australia	100%	Holding company
Amaroo Solar Fco Pty Limited	Australia	100%	Holding company
Amaroo Solar Pty Limited	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
ACN 613885224 Pty Limited	Australia	100%	Operating company
VivoPower USA LLC	United States	100%	Operating company
VivoRex LLC	United States	100%	Operating company
VivoPower Singapore Pte Limited	Singapore	100%	Operating company

Net cash provided by financing activities include a $12.0 million loan from AWN as well as net proceeds of $11.1 million from the Business Combination which closed in December 2016. Pursuant to the Business Combination, on December 28, 2016, we issued ordinary shares to ARWA in exchange for gross proceeds of $22.5 million and we concurrently completed two acquisitions for an aggregate cash consideration of $10.5 million.

We believe we have sufficient working capital for our present requirements. Current cash reserves of $10.9 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	3.1 million	$2.3 million
GBP	0.0 million	0.0 million
SGD	0.0 million	0.0 million
USD	8.6 million	8.6 million
Grand Total		10.9 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly with upper management to ensure the allocation best meets the coming needs of the business.

The recent joint venture with Innovative Solar for a portfolio of 37 solar projects in 12 states representing a total potential electricity generating capacity of approximately 1.8 gigawatts. We anticipate this joint venture will provide the opportunity to generate BTO revenues and profits over the next several years as individual projects in the portfolio mature.

We require significant financial resources to expand and develop our existing project pipeline. The development of solar projects can take months or years. We may need to make significant upfront investments, such as payments for site control and transmission and PPA deposits, in advance of the receipt of any revenue. Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large solar projects, including project funding, pre-financing agreements with offtakers and supply-chain financing.

We may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt, equity or equity-linked securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and subject us to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms acceptable to us, or at all.

We aim to maintain the sufficiency of cash flows with availability of unutilized banking facilities, internally generated funds and funds obtained from financing activities, if required. We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short term debt obligations and other liabilities and commitments as they become due. We believe that our current cash and cash equivalents, proceeds from the Business Combination, anticipated cash flows from operations and financing available to us pursuant to project funding and financial lease arrangements that have been signed will be sufficient to meet our cash requirements for at least the next 12 months.

Borrowings

The group financed activities until the Company became public through a related party loan from AWN, a publicly traded company in Australia of which VivoPower was, prior to December 28, 2016, a wholly owned subsidiary. At March 31, 2017, the amounts owing to AWN were $20.0 million, of which $19.0 million was a non-current related party loan with an initial repayment date of April 1, 2018. The remaining balance of $1.5 million was a current liability which was repaid in June 2017.

(US dollars in thousands)	As of March 31, 2017
Current liabilities:
Bank loan	$90

Non-current liabilities:
Bank loan	933
Related party loan	18,992
Total Liabilities	$20,015

The bank loan with ANZ Bank is repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months. The related party loan is with AWN. Repayments of the loan will commence from April 2018 for 24 months and the debt is therefore non-current in nature.

Operating Activities

Our net cash generated from operating activities in the period ended March 31, 2017 was $27.4 million. This cash inflow was primarily attributable to net income of $5.3 million plus non-operating items consisting of: $5.3 million of income tax expense, $5.8 million of costs relating to the Business Combination, $0.6 million of finance expense, $0.7 million of depreciation and amortization expense, $8.1 million increase in trade payables, and an increase in provisional expenses for employee paid time off of $1.3 million.

Our net cash used in operating activities in the period ended March 31, 2017 was $13.1 million. This cash outflow was primarily attributable to an increase in accounts receivable.

Investing Activities

Subsidiaries. We have made significant investments in the acquisition of synergistic companies to fuel the growth and development of the company. During the year ended March 31, 2017, we made investments in the following subsidiaries:

Subsidiary undertakings	Percentage of ordinary shares held	Registered address
VivoPower International Services Limited	100%	3rd Floor 37 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower International Holdings Limited	100%	91 Wimpole Street, London, England, United Kingdom W1G 0EF
VivoPower Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
VVP Project 2 Pty Limited	100%
Amaroo Solar Tco Pty Limited	100%
Amaroo Solar Hco Pty Limited	100%
Amaroo Solar Fco Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
ACN 613885224 Pty Limited	100%
VivoPower USA LLC	100%	251 Little Falls Drive, Wilmington, New Castle, DE, USA 19808
VivoRex LLC	100%
VivoPower Singapore Pte Limited	100%	Level 36, UOB Plaza 1, 80 Raffles Place, Singapore 048624

In addition we made investments in associate undertakings of 40% to 64% as follows:

Associate undertakings	Percentage of ordinary shares held	Registered address
V.V.P. Holdings Inc.	40%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila 64%
VivoPower Philippines Inc.	64%
VivoPower RE Solutions Inc.	64%

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC. This is in line with IFRS 10 where it satisfies all three criteria to determine whether control exists.

There are development investments of $18.0 million related to the two North Carolina projects, one of which was fully operational as of March 31, 2017, and the second was fully operational in May 2017.

The value of the investments carried as of March 31, 2017 represents the fair value of project investment. We will monitor the carrying value of these investments to assess for impairment on a quarterly basis.

Financing Activities

Cash generated from financing activities in FY17 was $31.1 million. This cash inflow was primarily attributed to proceeds from related party borrowings of $11.0 million, proceeds from the Business Combination of $22.5 million in December 2016, and proceeds from other borrowings of $1.3 million. This cash inflow was primarily offset by the costs of listing of $11.5 million and the purchase of shares into treasury of $0.6 million.

Research and Development, Patents and Licenses, etc.

Our BTO business model does not currently entail substantial investment in research and development, patents or licenses other than standard third-party licenses or similar rights obtained in the ordinary course of business relating to the equipment and/or technology used in our projects.

Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources.

Off-Balance Sheet Arrangements

Up to and including the most recent fiscal year, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Contractual Obligations and Commitments

The following table represents our contractual obligations as of March 31, 2017, aggregated by type:

	Payments Due by Period
(US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$20,015	$90	$19,171	$179	$574
Debt obligations, interest	3,332	1,643	1,600	54	36
Operating lease obligations	272	165	107	-	-
Total	$23,619	$1,898	$20,878	$233	$610

We have a bank loan of $1.0 million with ANZ Bank, which is repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 for 138 months. The interest rate on this note is 2.87%. In addition, there is a related party loan with AWN, which bears interest at 8.5% and repayments of the loan will commence from April 2018 for 24 months.

Obligations Under Finance Leases

(US dollars in thousands)	2017 Minimum lease payments	2017 Present value of minimum lease payments
Amounts payable under finance leases:		-
Less than one year	$165	$145
Later than one year but not more than five	107	95
	272	240
Future finance charges	$32	$-

Recently Issued and Adopted Accounting Pronouncements

For information on recent accounting pronouncements, see section 2.2.15 “New standards, amendments and interpretations not yet adopted” in the notes to the consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this Annual Report are prepared in accordance with accounting principles generally accepted in IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements included elsewhere in this Annual Report, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Under the JOBS Act, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies.

Revenue Recognition Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the group.

Revenue comprises BTO revenues from our US and Australian projects, Aevitas revenue, including electrical installations, servicing and maintenance and generator sales. In addition, VivoPower recognised revenue in relation to a participation fee for a global preferred supplier agreement.

Revenue associated with longer term projects is recognized on a percentage completion basis. Revenue for smaller projects is recognized upon completion.

IFRS 15 is mandatory for adoption from accounting periods beginning on or after January 1, 2017. However, the group has elected to adopt the standard early, with effect from February 1, 2016.

The group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

BTO revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognized on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

Aevitas revenue for short term projects is recognized when projects are completed. On longer term projects revenue is recognized on a percentage completion basis. The projects have defined milestones which determines the timing of the billing to the customers. The achievement of the milestones then also provides an accurate indication of how much of the project is complete.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from Aevitas projects described above and is recognized as the revenue recognition criteria are met.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.

Income Taxes

We are subject to income tax in the United Kingdom, the United States and other international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2017 and 2016, we did not have any uncertain tax positions that would impact our net tax provision.

JOBS Act

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation.

These exemptions will apply for a period of five years following the completion of the Business Combination or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors. Unless otherwise indicated, the business address of all of our executive officers and directors is 91 Wimpole Street, Marylebone, London, W1G 0EF.

Name	Age	Position
Executive Officers and Employee Directors:
Philip Comberg	49	Chief Executive Officer and Director
Carl Weatherley-White	54	Chief Financial Officer

Non-Executive Directors:
Kevin Chin (1) (2) (3)	44	Director and Chairman
Edward Hyams (1) (2) (3)	66	Director
Peter Sermol (1) (2) (3)	55	Director
Gary Hui	48	Director
(1)	Member of the audit committee.
(2)		Member of the remuneration committee.
(3)		Member of the nomination committee.

The following sets forth biographical information regarding our executive officers and directors. There are no family relationships between any executive officer or director and any other executive officer or director. There are also no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that Kevin Chin or entities he controls is a significant stockholder of ReNu Energy.

Executive Officers

Dr. Philip Comberg became our Chief Executive Officer on September 1, 2016 and has served as a board member of VivoPower since May 1, 2016. Dr. Comberg brings twenty years of experience as a chief executive officer, board member, investor, investment banker and attorney in Europe, the United States and Asia. Since 2014 Dr. Comberg has served as non-executive Chairman of Solarcentury Holdings, a leading London based solar development and EPC company. He has advised U.S. hedge fund Magnetar Capital on the build-up of its more than 300 megawatts solar power asset portfolio in the U.K. and served on the boards of technology and industrial companies in Silicon Valley and Germany. From 2011 to 2014, Dr. Comberg was Chairman and CEO of Conergy, one of Germany’s foremost solar companies, leading its restructuring and sale to U.S. financial investor Kawa Capital. Prior to that, he served as an Independent Director on the board of Solarfun Power Holdings (now Hanwha QCells), a fully integrated Chinese solar manufacturer, following its listing on Nasdaq in 2006. In 2004, he co-founded Alcosa Capital, a Frankfurt based special situation investment and advisory firm focusing on investments in the German SME sector, advising companies on M&A, debt and equity transactions as well as operational issues and serving as their board member. From 2001 to 2003, Dr. Comberg worked as an investment banker at Deutsche Bank and from 1995 to 2000 as an M&A lawyer with Freshfields Bruckhaus Deringer in Germany and China and completing his legal articles. Dr. Comberg studied law and Chinese at the University of Heidelberg in Germany and Zhong Shan University in China, subsequently completing his Master’s degree at New York University and a Doctor of Law at the University of Düsseldorf, Germany. He speaks English, French, Chinese and German.

Carl Weatherley-White has served as Chief Financial Officer since April 1, 2017, prior to which he served as Group Director of Finance of VivoPower since July 13, 2016. Mr. Weatherley-White brings over twenty-five years of renewable energy transactional experience to VivoPower, with a particular focus on acquisitions, project and corporate finance, private equity and joint ventures. Previously, he was President of Lightbeam Electric Company from December 2013 to February 2016 which aggregated a diversified, international portfolio of renewable energy projects to support an initial public offering. From January 2012 to December 2013, he was Chief Financial Officer of K Road Power Holdings, a private solar development company and portfolio company of Barclays. Prior to this, he was at Barclays from September 2008 to December 2011, where he was Managing Director and head of project finance, and Lehman Brothers from December 2005 to September 2008, and held the same role. He has global energy infrastructure transaction experience for a wide variety of private equity and strategic clients. He also led renewable energy tax equity investing at Credit Suisse and Lehman Brothers. Mr. Weatherley-White holds a bachelor of science with honors from Brown University, and held a Graduate Fellowship in economics and political science at the University of Cape Town. He is a Chartered Financial Analyst (“CFA”) holder.

Non-Executive Directors

Kevin Tser Fah Chin has served as our Non-Executive Chairman of the board since the closing of the Business Combination. In 2007, Mr. Chin co-founded Arowana & Co., which today comprises Arowana Partners Group, Arowana Capital and AWN. Arowana Partners Group operates a number of unlisted investment funds and arranges and manages acquisitions and syndicated investments in unlisted companies. Arowana Capital operates as an Early Stage Venture Capital Limited Partnership venture capital fund, having formerly managed a Venture Capital Limited Partnership private equity fund. AWN is a company listed on the Australian Securities Exchange with operating subsidiaries and investments in the United States, Australia, New Zealand, the U.K. and South East Asia. Mr. Chin served as Managing Partner of Arowana Capital from June 2007 to June 2013 and has served as Chief Executive Officer of AWN since January 2013 and as Executive Chairman since February 2015. Prior to founding Arowana & Co., Mr. Chin led the management buyout of an ASX listed software business, SoftLaw Corporation (which was later renamed to RuleBurst Haley Limited) in November 2004 and became its Chief Financial Officer (and for a period also its Chief Operating Officer). RuleBurst Haley was acquired by Oracle Corporation in November 2008. Between October 2003 and October 2004, Mr. Chin worked as investment manager I analyst with a family office called the Lowy Family Group. Prior to that, he was with J.P. Morgan as a Vice President in its Investment Banking division gaining experience in Australia, the United States and Asia across both mergers and acquisitions and equity capital and derivative markets. Before joining J.P. Morgan, Mr. Chin worked as a corporate finance executive with an Australian merchant bank, Ord Minnett. He was previously also with Price Waterhouse in their corporate finance and litigation support team and Deloitte in their business consulting division. Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. Mr. Chin is a Fellow of FINSIA (Financial Services Institute of Australia) where he also lectured for the FINSIA Master’s Degree course, Advanced Industrial Equity Analysis. Mr. Chin is a qualified Chartered Accountant and a member of the Young Presidents Organization (YPO) and Entrepreneurs Organization (EO).

Edward Hyams joined our board as a non-executive director upon the closing of the Business Combination. Mr. Hyams has over forty years’ experience in Power Engineering, Renewables and in Energy Efficiency as an Executive, Private Equity Partner and as a Non-Executive Director. He was a Partner at Englefield Capital from 2004 to 2012 where he co-led the Renewable Energy Fund, investing in Solar, Wind and Biomass developments in Europe. He joined Englefield having led the management team which Englefield and another PE firm backed to invest in Zephyr, the first structured financing of a portfolio of renewables assets in the U.K. Prior to Englefield, Mr. Hyams held senior executive roles as CEO of BizzEnergy from 2001to 2003, Managing Director of Eastern Group PLC from 1996 to 2001 and Director of Engineering at Southern Electric Plc from 1992 to 1996. Mr. Hyams was a non-executive Director of the U.K. Energy Saving Trust following the electricity and gas privatizations in the early 1990’s. He re-joined the Trust as Non-Executive Chairman in 2005 and was appointed as a NED at the U.K. Carbon Trust in the same year. Mr. Hyams is a Chartered Engineer, graduating with a degree in Electrical Engineering from Imperial College, London and holds a Diploma in Accounting and Finance from the Association of Certified Chartered Accountants. He has completed executive programs in finance at Harvard Business School and in strategy and organization at Stanford.

Peter Sermol joined our board as a non-executive director upon the closing of the Business Combination. Mr. Sermol has over thirty years of experience in institutional finance. Mr. Sermol is the co-founder of North Star Solar Ltd, a company formed by him in September 2014 focused on installing U.K. rooftop solar PV and battery storage which developed a model to install renewable technologies without any need for government subsidies. Prior to this, Mr. Sermol ran the Toronto office of Amstel Securities, a Dutch regulated brokerage firm, from Aug 2004 to September 2012. During this period he also served as CEO of an online media distribution company. Previously, Mr. Sermol worked with specialist brokerage and advisory firms including Anca Capital Partners and Amstel as well as co-founding his own brokerage firm, Global Markets Ltd trading Asian Convertible Bonds and GDRs. Mr. Sermol studied marine electronics at the Merchant Naval College, Greenhithe.

Gary San Hui joined our board as a non-executive director upon the closing of the Business Combination. Mr. Hui joined AWN as an Executive Director and Fund Manager in November 2014. From 2007 to November 2014 when he joined ARWA, Mr. Hui was with Indus Capital, a hedge fund founded by former Soros Fund Management Partners. Mr. Hui joined Indus as a senior analyst, before becoming Managing Director and Chief Representative of Indus’ Singapore office in December 2011, prior to relocating to San Francisco in July 2013. From 1999 to 2007, Mr. Hui was with J.P. Morgan, including as an equity capital and derivatives banker responsible for the origination, structuring and execution of mandates in the Asian region. Prior to this, he worked at Deloitte in audit, business consulting and corporate finance. Mr. Hui qualified as a Chartered Accountant and completed the Securities Institute of Australia (now FINSIA) program. He holds a Bachelor of Commerce degree from the University of New South Wales.

B. Compensation

Directors and Executive Management Compensation

The table below sets out the remuneration paid to our directors during the year ended March 31, 2017, and in the case of Mr. Comberg, reflects the compensation paid for his service as an executive.

Name	Salary & Fees	Benefits	Pension	Annual Bonus	Long- Term Incentives	Total
Executive
Philip Comberg	$393,750	$15,750	$39,375	$787,500	$-	$1,236,375
Carl Weatherley-White	$242,708	$24,810	$-	$243,123	$-	$510,641
Non-Executive
Kevin Chin	$250,000	$-	$-	$-	$-	$250,000
Edward Hyams	$34,583	$-	$-	$-	$-	$34,583
Peter Sermol	$24,346	$-	$-	$-	$-	$24,346
Gary Hui	$91,239	$-	$-	$-	$-	$91,239

Gary Hui is also paid an annual salary of $360,000 through U.S. payroll, in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee. A proportion of this salary is recharged to AWN; the amount presented in the table above reflects the amount that is not recharged to AWN.

The value of the annual bonus awarded to Philip Comberg was based on completion of certain performance targets as described below.

Employment and Consulting Agreements

Executive Agreements

 Philip Comberg entered into a service agreement with VivoPower, via its 100% owned subsidiary VivoPower International Services Limited (“Services”), on August 4, 2016, pursuant to which he has served as Chief Executive Officer effective September 1, 2016. The agreement runs for an indefinite term and until notice of not less than 12 months is provided by Services or by Mr. Comberg. Pursuant to the agreement, Mr. Comberg is entitled to an initial annual base salary of $675,000 subject to review and upward adjustment annually; an additional 10% of his base salary in lieu of pension contributions; participation in the Company’s incentive plan(s); company paid life insurance at four times his base salary; at Mr. Comberg’s election, participation in company sponsored benefits plans offered to other employees or an amount of $2,250 per month contribution to he and his family’s private medical insurance; participation in any company permanent health insurance scheme; and relocations costs. Mr. Comberg will also participate in a special bonus scheme where he could earn up to an additional amount of 150% of his annual base salary for achieving specified performance objectives. In addition to observing English public holidays, Mr. Comberg is entitled to 30 days personal holidays each year. Mr. Comberg is restricted from pursuing interests in other competing businesses and is subject to customary terms regarding confidentiality, intellectual property, and non-competition and gardening leave protections afforded the company.

 Carl Weatherley-White, our Chief Financial Officer, entered into an employment agreement with Vivo USA on July 13, 2016. Mr. Weatherley-White’s agreement provides for base compensation, currently at a rate of $348,000, and eligibility to participate in an annual bonus pool based on Vivo USA’s and Mr. Weatherley-White’s performance. The payment and timing of the bonus is at the sole discretion of Vivo USA. Mr. Weatherley-White’s target bonus under the bonus is up to 100% of his base compensation.

Mr. Weatherley-White’s agreement also provides for participation in Vivo USA’s standard benefits, reimbursement of reasonable work related expenses and at least twenty days of paid time off each year. The terms and conditions are determined by Vivo USA and are subject to a number of customary conditions and restrictions, including vesting periods and employee tenure.

Mr. Weatherley-White agreed to non-solicitation and non-competition provisions for a period of six months following his last day with Vivo USA.

Potential Payments Upon Termination or Change in Control

The Company may terminate the CEO's employment summarily for gross misconduct or similar grounds or by serving twelve months' written notice on the CEO. The CEO may terminate his employment by serving 12 months' written notice on the Company.

In circumstances where the employment is terminated on notice, the Company may elect to put in place any of the following arrangements:

a)	The CEO may be required to actively work throughout the entirety of his notice period;

b)	The CEO may be required to spend some or all of his notice period on garden leave (during which time the CEO would remain entitled to receive his full salary and certain contractual benefits); or

c)

The Company may elect to make a payment in lieu of notice in respect of the whole or any unexpired proportion of the CEO's notice period. In these circumstances, the payment in lieu of notice would be calculated based on the CEO's annual base salary plus the cost to the Company of certain contractual benefits. Any such payment due shall be in two equal installments, the first within seven days after the termination of the CEO's employment and the second no later than the date which is six months thereafter. The second installment shall be reduced by an amount equal to any payment or benefits received by the CEO from any new alternative employment or engagement after the termination date in respect of such six-month period.

If the CEO is terminated (otherwise than for cause) the CEO shall also be entitled to reimbursement for his costs of relocation back to Germany on a grossed up for tax basis and shall remain eligible to receive a pro-rata proportion of any bonus calculated up to the termination date.

Pursuant to the employment agreements, Mr. Weatherley-White is employed on an “at will” basis and may be terminated at any time, for any reason, with or without cause or notice. In the event that Mr. Weatherley-White is terminated without cause or resigns for good reason, he is entitled to receive severance in the form of twelve months’ continuation of his current base salary and an amount equal to the average of his last two years’ bonus. If Mr. Weatherley-White’s employment is terminated by reason of death or disability, in addition to any accrued and unpaid salary, he (or his estate) would also receive any pro-rata bonus.

If Mr. Weatherley-White’s employment, six months prior to, or within two years following, a change of control, is terminated involuntarily by Vivo USA other than for cause, death, disability, Mr. Weatherley-White shall be entitled to twelve months’ continuation of his current base salary and a bonus equal to the greater of (1) the average of his last two years’ bonus or (2) two-thirds of his base salary.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change in control.

Equity Incentive Plan

On July 3, 2017, the board of directors approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), subject to approval by shareholders, the provisions of which will be described in a Current Report on Form 6-K filed by the Company. Shareholder approval for the Incentive Plan will be sought at the Company’s Annual General Meeting, which is expected to occur on September 5, 2017.

C. Board Practices

Board Composition

Our business affairs are managed under the direction of our board of directors, which currently comprises five members. Kevin Chin has served as a director since April 27, 2016. Gary Hui has served as a director since December 21, 2016. Edward Hyams has served as a director since November 2, 2016. Peter Sermol has served as a director since December 21, 2016. Philip Comberg has served as a director since May 1, 2016. Our board of directors has determined that Messrs. Hyams and Sermol are “independent” under the listing rules of The Nasdaq Stock Market.

Classification of Directors

Pursuant to our Articles, which were adopted upon the closing of the Business Combination, the directors of VivoPower are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of the initial Class A Directors, Gary Hui and Philip Comberg, shall expire at the Company’s first annual general meeting; the initial term of the initial Class B Directors, consisting of Peter Sermol and Edward Hyams, shall expire at the second annual general meeting; and the initial term of the initial Class C Directors, consisting of Kevin Chin, shall expire at the third annual general meeting. Commencing at the first annual general meeting following the adoption of the Articles and at each succeeding annual general meeting of VivoPower thereafter, successors to the class of directors whose term expires at that annual general meeting shall be elected for a term to expire at the third annual meeting following such election. Kevin Chin is the Chairman of the board.

Corporate Governance and Committees of the Board

Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable requirements of the rules adopted by the SEC.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

We have established an audit committee, a nominating committee and a remunerations committee and have a charter for each of these committees.

Audit Committee Information

The audit committee is comprised of Peter Sermol, Edward Hyams and Kevin Chin. Each of the members of the audit committee, other than Mr. Chin, is independent under the applicable Nasdaq listing standards. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to have our audit committee be comprised solely of independent members. We intend to identify an additional independent director to serve on the audit committee within the applicable time period, at which time Mr. Chin resign from the committee. The audit committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com.

The purpose of the audit committee, as specified in the audit committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

•	the Company's accounting and financial reporting processes and internal control over financial reporting;
•	the audit and integrity of the Company’s financial statements;
•	the qualifications, independence, remuneration, engagement terms with and performance of the Company’s registered public accounting firm;
•	the Company's compliance with accounting, regulatory and related legal and requirements;
•	the adequacy and security of the Company’s compliance and fraud-detection procedures; and
•	risk assessment and risk management.

Financial Experts on Audit Committee

Subject to Nasdaq’s “phase-in” rules for newly listed companies, the audit committee is required to be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, VivoPower is required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

The nominating committee of the board of directors is comprised of Edward Hyams, Peter Sermol and Kevin Chin. Each of the members of the nominating committee, other than Mr. Chin, is independent under the applicable Nasdaq listing standards. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to have our nominating committee be comprised solely of independent members. We intend to identify one additional independent director to serve on the nominating committee within the applicable time period, at which time Mr. Chin will resign from the committee. The nominating committee has a written charter, a form of which is available free of charge at VivoPower’s website at www.vivopower.com. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s board of directors.

Selection of Director Nominees

The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others. Pursuant to its charter, the nominating committee, before any appointment is made by the board of directors, evaluates the balance of skills, knowledge, experience and diversity on the Board, and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, and consider candidates on merit and against objective criteria and with due regard for the benefits of diversity on the Board, taking care that appointees have enough time available to devote to the position.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Remuneration Committee Information

The remuneration committee consists of Peter Sermol, Edward Hyams and Kevin Chin. Each of the members of the remuneration committee, other than Mr. Chin, is independent under the applicable Nasdaq listing standards. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to have our remuneration committee be comprised solely of independent members. We intend to identify an additional independent director to serve on the remuneration committee within the applicable time periods, at which time Mr. Chin will resign from the committee. The remuneration committee has a written charter, a form of which will be available free of charge on VivoPower’s website at www.vivopower.com. The remuneration committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•

Setting the remuneration policy for all executive directors and executive officers, with the exception of the chief executive officer (whose remuneration is determined by the board of directors), including pension rights and any compensation payments;

•	Reviewing the appropriateness and relevance of the remuneration policy;

•	Determining total individual compensation packages;

•	Reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;

•	Approving design of and targets for performance-related pay schemes;

•	Determining pension arrangements;

•	Appointing compensation consultants;

•	Approving contractual appointment terms for directors and senior executives;

•	and related duties.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our chief executive officer, chief financial officer, controller, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on the investor relations section of our website at www.vivopower.com.

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

D. Employees

As of March 31, 2017, we had 151 employees and subcontractors with 137 located in the Australia, 8 in the U.S., 4 in U.K. and 2 in Asia. As of March 31, 2016, we had 6 employees and subcontractors with 0 located in the Australia, 5 in the U.S., 1 in U.K. and 0 in Asia. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

Summary	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Power Services	100	2	-	-	102
Total	135	8	4	2	149

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of July 25, 2017 by:

●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 13,557,376 ordinary shares issued and outstanding on July 25, 2017. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin(2)	1,266,531	(3)(4)	9.3%
Gary Hui(2)	325,045	(5)	2.4%
Dr. Philip Comberg	0		0%
Edward Hyams	0		0%
Peter Sermol	0		0%
Carl Weatherley-White	12,610		0.1%
All directors and executive officers as a group (6 persons)	1,604,186		11.8%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, 91 Wimpole Street, Marylebone, London W1G 0EF, U.K.
(2)	The business address for each of the individuals is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.
(3)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(4)	Does not include shares held by Arowana International Limited, of which Mr. Chin is a director.
(5)	These shares are held by Beira Corp., an entity controlled by Mr. Hui.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is based on determined based on 13,557,376 ordinary shares issued and outstanding on July 25, 2017. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
The Panaga Group Trust(1)	1,241,531	9.2%
Arowana International Limited(2)	8,176,804	60.3%

(1)

According to a Schedule 13D filed on January 9, 2017 on behalf of Kevin Chin, The Panaga Group Trust (the “Trust”), Panaga Group Pty Ltd. (the “Trustee”), Mr. Chin, the Trust and the Trustee share sole voting and dispositive control over the shares reported. The business address of these entities is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

(2)

According to a Schedule 13D filed January 31, 2017 on behalf of Arowana International Limited (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount includes 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

B. Related Party Transactions

Advances from Related Persons

      Arowana Energy Holdings Limited, a subsidiary of AWN was indebted to Aevitas for approximately A$587,967 for deferred consideration under a transaction relating to the sale of VivoPower Australia ordinary shares, which was repaid in connection with the closing of the Business Combination via the Letter Amendment to the Arowana Energy Holdings and Aevitas share sale agreement.

      Aevitas is indebted to the following entities which are subsidiaries of AWN via their holdings in Aevitas notes:

●	Arowana Australasian Special Situations 1A pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 666,666 Aevitas notes held.

●	Arowana Australasian Special Situations 1B pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 666,666 Aevitas notes held.

●	Arowana Australasian Special Situations 1C pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 666,667 Aevitas notes held.

      Aevitas is indebted to the following entities via their holdings in Aevitas convertible notes:

●	The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 Aevitas notes.

●	Sd & K Investments Pty Ltd atf <Hoskins Family A/C> an entity controlled by Mr Dudley Hoskin holds 43,249 convertible notes.

      Aevitas was indebted to APG, an affiliate of Mr. Chin’s for approximately $528,439, which was also repaid in connection with the closing of the Business Combination via the APG Aevitas Repayment Notice

VivoPower USA LLC is indebted to AWN via a related party receivable account of $227,163. Interest is payable at a rate of 6% per annum. The total amount outstanding has subsequently been repaid.

VivoPower International Services Ltd. is indebted to AWN via a related party loan on normal commercial terms with interest charged at 8.5% per annum and principal is repayable one year after the initial drawdown date. Interest is payable monthly. At March 31, 2017 the principal balance due to AWN by VivoPower International Services Limited under this loan was $18,992,636.

Kevin Chin or entities controlled by Kevin Chin are investors in ReNu Energy, with whom we entered into the Alliance Agreement discussed above at Item 4.B.

 VivoPower Policy on Conflicts of Interest

 VivoPower’s Code of Ethics requires that situations that could be reasonably expected to give rise to a conflict of interest be fully disclosed to the Company’s Compliance Officer, and provides that conflicts of interest may only be waived by the board of directors or an appropriate committee of the board of directors. Under the Code of Ethics, a conflict of interest is deemed to occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole, and in general the Code of Conduct provides that, subject to certain exceptions in the Code, the following should be considered conflicts of interest: (i) no employee may be employed or engaged by a business that competes with the Company or deprives it of any business; (ii) no employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company; (iii) no employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, financing partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions; (iv) no employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company except that with the prior approval of the board of directors of the Company, an employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer; no employee may hold any ownership interest in a privately held company that is in competition with the Company except with the prior approval of the board; and no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company.

VivoPower’s audit committee, pursuant to its written charter, is responsible for maintaining oversight of conflict of interest transactions to help to ensure that they are appropriately disclosed and make recommendations to the board of directors regarding authorization. The audit committee considers all relevant factors when determining whether to approve a conflict of interest transaction, including whether the conflict of interest transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. VivoPower requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about conflict of interest transactions.

 These procedures are intended to determine whether any such conflict of interest impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

 VivoPower also complies with English law provisions in relation to directors’ conflicts contained in the Companies Act 2006 and specific provisions contained in the Company’s articles of association. The Companies Act 2006 permits directors of U.K. public limited companies to have conflicts of interests provided that their articles of association permit directors to authorize a conflict and the directors do authorize any such conflict in accordance with such provision.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. Although we believe that the outcome of any such matters will not have a material adverse effect on our business, such outcomes are not ascertainable in advance and litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, damages or penalties and other factors.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

The following table sets forth the reported high and low sale prices in US dollars on the Nasdaq Capital Market for our ordinary shares for each quarter, the most recent six months and the first trading day.

	High	Low
Annual highs and lows
Calendar year ended December 31, 2016 (from December 29, 2016)	$7.34	$5.50
Quarterly highs and lows
First quarter calendar 2017	7.08	3.99
Second quarter calendar 2017	4.73	2.80
Monthly highs and lows
Dec-16	7.34	5.50
Jan-17	7.08	3.99
Feb-17	5.31	4.60
Mar-17	5.01	4.00
Apr-17	4.73	3.20
May-17	4.02	3.29
June-2017	3.09	2.80
First Trading Day
December 29, 2016	$7.34	$6.50

B.	Plan of Distribution

Not applicable.

C.	Markets

Since December 29, 2016, our ordinary shares have been listed on The Nasdaq Capital Market under the symbol “VVPR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our memorandum and articles of association set forth under “Description of VivoPower Securities – Key Provisions of our Articles of Association” in our registration statement on Form F-4 (File No. 333-213297) filed with the SEC on November 21, 2016.

C. Material Contracts

See “Item 4.B-Business Overview,” “Item 5.B-Liquidity and Capital Resources”, “Item 6-Directors, Senior Management and Employees” and “Item 7.B-Related Party Transactions.”

In April, 2017, a subsidiary of the Company, VivoPower (USA) Development LLC (“DevCo”) entered into a joint venture with Innovative Solar Systems, LLC (“Innovative Solar”), a developer of utility-scale ground mounted solar projects based in Asheville, North Carolina. The Company intends to design, finance and construct each project that it acquires through the joint venture under its build, transfer and operate model. The joint venture is governed by an Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC (“JV LLC”), DevCo and Innovative Solar, effective as of April 17, 2017 (“JV Operating Agreement”), which set forth the terms and conditions of the establishment and operation of the JV LLC. The purpose of the JV LLC is to provide funding for and invest in early stage development of solar fields throughout the United States, including by investing in project companies holding utility-scale solar assets. Under the JV Operating Agreement, DevCo is entitled to appoint three members of the JV LLC Board of Directors, and Innovative Solar is entitled to appoint two members. Under the JV Operating Agreement, the JV LLC is managed by a manager, which initially is ISV I Management LLC. The JV Operating Agreement provides a mechanism for the funding, development and sale to DevCo as well as third parties of utility-scale solar projects in the JV LLC’s portfolio.

The Company is also an investor in two utility-scale solar energy projects in North Carolina, in Bladen County and Robeson County, respectively, NC-31 and NC-47. These projects have achieved commercial operation. The Membership Interest Purchase Agreement, dated as of June 14, 2016, by and between Innovative Solar Systems, LLC and IS-31 Holdings, LLC, and the Membership Interest Purchase Agreement, dated as of August 29, 2016, by and between Innovative Solar Systems, LLC and IS-47 Holdings, LLC, by which the interests in the applicable project companies were acquired, have previously been filed with the SEC and are hereby incorporated by reference. In addition, the Financing Agreement, dated July 29, 2016, among Innovative Solar 31, LLC, KeyBank National Association and the Lenders party thereto, and Financing Agreement, dated as of October 25, 2016, by and among Innovative Solar 47, LLC and Keybank National Association, have also been previously filed and are hereby incorporated by reference.

D. Exchange Controls

There are no government laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

E. Taxation

U.K. Tax Considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of ordinary shares who are only resident for tax purposes in the U.K., who hold the ordinary shares as investments and who are the beneficial owners of the ordinary shares. The statements may not apply to certain classes of holders of ordinary shares, such as dealers in securities and persons acquiring ordinary shares in connection with their employment. Prospective investors in ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the ordinary shares should consult their own tax advisers.

Dividends

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £5,000 of dividend income (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band. In the Spring Budget 2017, the U.K. government announced an intention to reduce the amount of the dividend allowance from £5,000 to £2,000 for dividends received from April 6, 2018.Corporate shareholders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us, provided that one of a number of possible exemptions applies.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the rate of corporation tax applicable to that holder.

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2017/2018 U.K. tax year is £11,300.

Subject to any annual exemption or relief, an individual holder will be subject to gains above the annual exemption amount at a rate of 10% or 20% depending on the total amount of the individual’s taxable income.

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements in this section entitled “Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) are intended as a general guide to the current United Kingdom stamp duty and SDRT position. The discussion below relates to holders wherever resident, but investors should note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply):

(i)	No stamp duty or SDRT will arise on the issue of our shares;

(ii)

An agreement to transfer our shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser;

(iii)

Instruments transferring our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty;

(iv)

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

U.K. domestic law provides that where our ordinary shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs (“HMRC”)has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, DTC).

HMRC remains of the view that where our shares are transferred (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of our shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC and which applies to our shares. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of our shares into such a clearance service and on subsequent agreements to transfer such shares within such clearance service. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to U.K. stamp duty or SDRT.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

●	S corporations;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and

●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

●	a citizen or resident of the United States;

●

a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to non-corporate U.S. holders, dividends generally will be taxed at the lower applicable long-term capital gains rate if our ordinary shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits of the income tax treaty between the U.S. and the U.K. and certain other requirements are met. In addition, if we are classified as a PFIC in a taxable year in which a dividend is paid or the prior year, this lower tax rate will not be available. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our ordinary shares.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Considerations “ below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Passive Foreign Investment Company Considerations. If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2016 taxable year and do not expect to be a PFIC during our 2017 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares, receives distributions with respect to our ordinary shares, or has made a mark-to-market election with respect to our ordinary shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file an IRS Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price. U.S. holders paying more than $100,000 for our ordinary shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on IRS Form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents On Display

We are subject to the reporting requirements of foreign private issuers under the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.vivopower.com.

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

VivoPower International PLC

Attention: Carl Weatherley-White

28th Floor, 140 Broadway,

New York, NY 10005

Telephone: (718) 230-4580, x2406

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Exchange Risk

The majority of our sales in 2017 are denominated in U.S. dollars, Australian dollars and British pounds sterling, with the remainder in other currencies such as Singapore dollars, and the majority of our costs and expenses are denominated in U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in U.S. dollars. Therefore, fluctuations in currency exchange rates should have a minimal impact on our financial stability.

Fluctuations in exchange rates, particularly between the U.S. dollar, Australia dollar and British pound sterling, may result in fluctuations in foreign exchange gains or losses. As of March 31, 2017, we held $5.2 million in accounts receivable, of which $1.6 million were denominated in British pounds sterling, and the remaining $3.6 million were denominated in Australian dollars.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks, but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.”

Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Australian dollar and British pound sterling. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial condition resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

Interest Rate Risk

Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and borrowings. It is our policy to keep our restricted cash, bank balances and borrowings at floating rates of interest so as to minimize the interest rate risk. Our fair value interest rate risk relates mainly to fixed-rate borrowings. Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

Credit Risk

Our maximum exposure to credit risk arises from the carrying amounts of the respective recognized financial assets as stated in our consolidated statements of financial position.

In order to minimize credit risk, we have delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and also closely monitors overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

Liquidity Risk

We have built an appropriate liquidity risk management framework for the management of short-term and long-term funding and liquidity. We manage liquidity risk by closely and continuously monitoring our financial position. We aim to maintain sufficient cash flows with internally generated funds and banking facilities. We also review forecasted cash flows on an on-going basis to ensure that we have sufficient liquidity in each region to meet the working cpital requirements of the business.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of March 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C-Board Practices-Audit Committee.” Our Audit Committee consists of Kevin Chin, Peter Sermol and Edward Hyams. Our board of directors has determined that Kevin Chin qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. The Code of Business Conduct and Ethics is available on our website at www.vivopower.com. Our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and approving any waivers of the Code of Business Conduct and Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the year ended March 31, 2017.  The costs in the table below also include the costs incurred by Marcum LLP for the audit and audit-related costs for the year ended March 31, 2016.:

	Year Ended March 31,
Fees Billed to or Accrued by the Company	2017	2016
Audit fees	$246,462	-
Audit-related fees	56,719
Tax fees	-	-
All other fees	-	-
Total fees	$303,181	-

Audit Fees

PKF Littlejohn LLP were appointed auditors during the course of the year. The audit fees of $242,462 for 2017 represent $175,000 for the fees of PKF Littlejohn LLP for the audit of the 2017 financial statements.  The remaining $71,462 relates to the audit fees of Marcum LLP for the audit of the 2016 financial statements.

Audit-Related Fees

Represents costs incurred for the review of Company’s registration statement on Form F-4 by Marcum LLP.

Tax Fees

There were no tax fees incurred by either PKF Littlejohn LLP, or, Marcum LLP, when they were appointed auditors for the Group.

All Other Fees

Consist of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above. These fees consisted of an amount paid for the use of an online accounting research tool.

All services provided by PKF Littlejohn to the Company in fiscal 2017 and 2016 were approved by means of specific pre-approvals by the audit committee.

Pre-Approval Policies for Non-Audit Services

The audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

The audit committee pre-approves all auditing services and the terms of non-audit services, but only to the extent that the non-audit services are not prohibited under applicable law and the committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. In situations where it is impractical to wait until the next regularly scheduled quarterly meeting, the chairman of the audit committee has been delegated authority to approve audit and non-audit services. The chairman is required to report any approvals to the full committee at its next scheduled meeting.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. Any proposed services exceeding pre-approved amounts will also require separate pre-approval by the Audit Committee.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below sets forth the shares repurchased by the Company in the last fiscal year

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program
3/1/17 through 3/31/17	129,805	$4.50	129,805	$9,415,878

On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,915.80, including commission, pursuant to a share buy-back program authorized by the board of directors. The shares are currently held as treasury shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 1, 2017, the Company provided notice to Marcum LLP (“Marcum”), the Company’s prior independent registered public accounting firm, that the Company had terminated its engagement with Marcum. In replacement of Marcum, the Company retained PKF Littlejohn LLP as the Company’s independent registered public accounting firm. The dismissal of Marcum was approved by the Company’s board of directors and was not based on any disagreement between the Company and Marcum. Since the Company’s inception in February 2016, there have been no disagreements with Marcum of type described in Item 16F of Form 20-F. Marcum’s report on the financial statements of the Company for the fiscal year ended March 31, 2016 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 16G. CORPORATE GOVERNANCE

As a U.K. company, we are subject to applicable to laws of England and Wales including the Companies Act 2006. In addition, as a foreign private issuer listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Capital Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index following the signature page hereof are incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2017

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Philip Comberg
Name:	Philip Comberg
Title	Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Carl Weatherley-White
Name:	Carl Weatherley-White
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1

Membership Interest Purchase Agreement, dated June 14, 2016, by and between Innovative Solar Systems, LLC and IS-31 Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.2

Financing Agreement, dated July 29, 2016, among Innovative Solar 31, LLC, Keybank National Association and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.3

Solar Power Facility Engineering, Procurement and Construction Agreement, dated July 29, 2016, by and between Innovative Solar 31, LLC and Grupo Gransolar, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.4

Development Services Agreement in relation to the IS31 solar photovoltaic project in Bladenboro, North Carolina, dated July 29, 2016, by and between Innovative Solar 31 and VivoPower USA, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.5

Service Agreement, dated August 4, 2016, by and between VivoPower International Services Limited and Philip Comberg (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.6

Employment Agreement, dated July 13, 2016, by and between VivoPower USA, LLC and Carl Weatherley-White (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).

4.7

Membership Interest Purchase Agreement, dated August 29, 2016, by and between Innovative Solar Systems, LLC and IS-47 Holdings, LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-4/A (File No. 333-213297), filed with the SEC on October 13, 2016).

4.8

Financing Agreement, dated October 25, 2016, among Innovative Solar 47, LLC, Keybank National Association and the Lenders party thereto (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form F-4/A (File No. 333-213297), filed with the SEC on November 16, 2016).

4.9	Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar LLC, effective as of April 17, 2017.*
8	List of Subsidiaries.
11	Code of Business Conduct and Ethics.
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC as of March 31, 2017 and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VivoPower International PLC as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (LASB).

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	1 Westferry Circus
Canary Wharf

31 July 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of VivoPower International PLC

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and Subsidiaries (the “Company”) as of March 31, 2016, and the related consolidated statements of loss and comprehensive loss, changes in shareholder’s deficit and cash flows for the period from February 1, 2016 (inception) through March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VivoPower International PLC and Subsidiaries, as of March 31, 2016, and the consolidated results of its operations and its cash flows for the period from February 1, 2016 (inception) through March 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

New York, NY

August 10, 2016

Consolidated Statement of Comprehensive Income

for the year ended 31 March 2017

(USD in thousands, except per share amounts)

	Note	For the year ended 31 March
		2017	2016

Revenue		$32,250	$-
Cost of sales		(4,977)	-
Gross profit		27,273	-
General and administrative expenses		(9,316)	(279)
Depreciation of property, plant and equipment	11	(103)	-
Amortisation of intangible assets	12	(548)	-
Operating profit/(loss)		17,306	(279)
Transaction related costs	3	(5,800)	-
Finance income	8	13	-
Finance expenses	9	(600)	(2)
Profit/(loss) before income tax		10,919	(281)
Income tax expenses	10	(5,338)	-
Profit/(loss) for the year		$5,581	$(281)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognised directly in equity		599	-
Total comprehensive income/(loss) for the year		$6,180	$(281)

Earnings/(loss) per share		dollars	dollars
Basic	24	$0.73	$(0.05)
Diluted	24	$0.73	$(0.05)

All results are generated from continued operations.

Consolidated Statement of Financial Position

As at 31 March 2017

(USD in thousands)

	Note	As at 31 March
		2017	2016
ASSETS
Non-current assets
Property, plant and equipment	11	$2,163	$3
Intangible assets	12	46,320	-
Deferred tax assets	10	2,312	-
Other receivables	15	1,167	7,875
Investments	14	18,060	-
Total non-current assets		70,022	7,878

Current assets
Cash and cash equivalents	16	10,970	28
Trade and other receivables	15	19,844	-
Total current assets		30,814	28

TOTAL ASSETS		100,836	7,906

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	17	8,262	186
Finance lease payable	21	145	-
Provision for income tax	10	2,361	-
Provisions – current	19	1,339	-
Loans and borrowings	18	90	8,001
Total current liabilities		12,197	8,187

Non-current liabilities
Loans and borrowings	18	19,925	-
Provisions	19	237	-
Deferred tax liabilities	10	3,776	-
Finance lease payable	21	95	-
		24,033	-
Total liabilities		36,230	8,187

Equity
Share capital	22	163	72
Share premium		40,215	-
Cumulative translation reserve		599	-
Share subscription receivable			(72)
Other reserves	23	18,329	-
Retained earnings/(accumulated deficit)		5,300	(281)
Total Equity		64,606	(281)

TOTAL EQUITY AND LIABILITIES		$100,836	$7,906

These financial statements were approved by the Board of Directors on 28 July 2017 and were signed on its behalf by Philip Comberg.

Consolidated Statement of Cash Flow

for the year ended 31 March 2017

(USD in thousands)

	Note	For the year ended 31 March
		2017	2016

Cash generated from/(used in) operating activities	16	$6,376	$(95)

Net cash generated from/(used in) operating activities		6,376	(95)

Cash flows from investing activities
Interest received	8	13	-
Purchase of property plant and equipment	11	(94)	(3)
Investment in capital projects	14	(18,060)	-
Cash received from acquisitions	20	1,485	-
Acquisitions		(10,080)	-

Net cash used in investing activities		(26,736)	(3)

Cash flows from financing activities
Financing agreements		330	-
Loans from related parties		19,818	126
Funds received from issuing shares		167	-
Costs from listing		(11,469)	-
Funds received from listing		22,456	-
Net cash generated from financing activities		31,302	126

Net increase in cash and cash equivalents		10,942	28
Cash and cash equivalents at the beginning of the year		28	-
Cash and cash equivalents at the end of the year		$10,970	$28

Consolidated Statement of Changes in Equity

for the year ended 31 March 2017

(USD in thousands)

	Share Capital	Share Premium	Share Subscription Receivable	Other Reserves	Cumulative Translation Reserve	Retained Earnings /(Accumulated Deficit)	Total
At 1 February 2016	-	-	-	-	-	-	-
Total comprehensive loss for the year	-	-	-	-	-	(281)	(281)
Issue of new shares	72	-	(72)	-	-	-	-
At 31 March 2016	72	-	(72)	-	-	(281)	(281)

Total comprehensive income for the year	-	-		-	599	5,581	6,180
Redenomination of share capital	(4)	-		-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-		25,072	-	-	25,072
Capital raising costs	-	-		(9,722)	-	-	(9,722)
Share option reserve	-	-		3,713	-	-	3,713
Treasury shares
Purchase of shares	-	-		(592)	-	-	(592)
Other reserves	-	-		(142)	-	-	(142)
At 31 March 2017	163	40,215	-	18,329	599	5,300	64,606

For further information on “Other Reserves” please see note 23.

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a company domiciled in the United Kingdom. The address of the Company’s registered office is 91 Wimpole Street, Marylebone, London, W1G 0EF. The consolidated financial statements of the Company as at and for the year ended 31 March 2017 comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘group’ and individually as ‘group entities’. The ultimate parent company into which these results is consolidated is Arowana International Limited.

2.	Accounting policies

Summary of significant accounting policies:

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements with adopted IFRS requires the use of critical accounting estimates. It also requires the management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing these financial statements.

All financial information presented in US Dollars has been rounded to the nearest thousand.

Significant accounting policies

2.1.1	Basis of consolidation

The consolidated financial statements include those of VivoPower International PLC and all of its subsidiary undertakings.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The results of the subsidiaries acquired are included in the consolidated Statement of Comprehensive Income from the date of acquisition using the same accounting policies of those of the group. All business combinations are accounted for using the purchase method.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the group.

All intra-group balances and transactions, including any unrealised income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity invested investees are eliminated against the investment to the extent of the group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2.2.2	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Limited and the Aevitas Group of companies. Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortised over their useful economic lives.

The Group has taken advantage of the provisions of IFRS 3 in accounting for the business combinations arising from the acquisitions of Aevitas O Holdings Pty Ltd and VivoPower Pty Ltd.  Accordingly, the financial statements currently recognise the Directors' best estimate of the individual allocation of goodwill and other separately identifiable assets acquired. The completion of the purchase price allocation exercise will be finalised within 12 months following the date of acquisition.

Amortisation is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

Customer relationships – 7 years

Trade names – 14 years

Favourable supply contracts – 5 years

Databases – 5 years

2.2.3	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and the costs directly attributable to bringing the asset into use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted as separate items (major components) of property, plant and equipment.

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

Computer equipment - 3 years

Fixtures and fittings - 3 years

Motor Vehicles – 5 years

2.2.4	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognised in the income statement as incurred.

2.2.5	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives.

Lease payments are apportioned between the repayment of capital and interest. The capital element of future lease payments is included in the Statement of Financial Position as a liability. Interest is charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating leases incentives are recognised as a reduction in the rental expense over the lease term.

2.2.6	Impairment of non-financial assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (‘CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognised in the Statement of Comprehensive Income.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent so that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.2.7	Financial instruments

Financial assets and liabilities are recognised in the group’s Statement of Financial Position when the group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the consolidated financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

• in the principal market for the asset or liability; or

• in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities;

• Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

• Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Cash and cash equivalents

For the purpose of preparation of the Statement of Cash Flow, cash and cash equivalents includes cash at bank and in hand.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognised over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortised over the full-length of the facility.

Trade and other receivables

Trade and other receivables are stated at amounts receivable less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk.

Trade payables

Trade payables are non-interest bearing and are stated at their amortised cost.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity, and excluded from the number of shares in issue when calculating earnings per share.

2.2.8	Taxation

Income tax expense comprises current and deferred tax.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax values. Liabilities are recorded on all temporary differences except in respect of initial recognition of goodwill and in respect of investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the group and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be offset. Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted by the end of the accounting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, they relate to income taxes levied by the same tax authority and the group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax are recognised in the Statement of Comprehensive Income, except when the tax relates to items charged or credited directly to equity, in which case it is also dealt with directly in equity.

2.2.9	Provisions

Provisions are recognised when the group has a present obligation because of a past event, it is probable that the group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

2.2.10	Earnings per share

The group presents basic and diluted earnings per share [EPS] data for ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for ordinary shares, therefore, diluted EPS is the same as basic EPS.

2.2.11	Foreign currencies

The Company’s functional and presentational currency is the US Dollar. Items included in the separate financial statements of each group entity are measured in the functional currency of that entity. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates of exchange prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates of exchange prevailing at the end of the reporting period.

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the group’s net investment foreign entities are recognised as a separate component of shareholders’ equity.

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued or the equity created.

2.2.12	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the group.

Revenue comprises BTO revenues, electrical installations, electrical servicing and maintenance and generator sales.

Revenue associated with longer term projects is recognised on a percentage completion basis. Revenue for smaller jobs and projects is recognised upon completion.

IFRS 15, is mandatory for adoption from accounting periods beginning on or after 1 January 2017. However, the group has elected to adopt the standard early, with effect from the date of incorporation.

The group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

BTO revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognised on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

Aevitas revenue is recognised when jobs are completed. On longer term projects revenue is recognised on a percentage completion basis. The projects have defined milestones which determines the timing of the billing to the customers. The achievement of the milestones then also provides an accurate indication of how much of the project is complete.

2.2.13	Segment reporting

The group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the group’s chief operating decision maker.

The group considers that it has three reportable segments, USA, UK and Australasia. The secondary segment is based upon product groups and the split is between Aevitas and the core VivoPower business.

An operating segment is a component of the group that engages in business activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the group’s other components. Operating segments results are reviewed regularly by the Board of Directors to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

2.2.14	Employee benefits

Pension

The employer pension contributions are associated with defined contribution schemes. The costs are therefore recognised in the month in which the contribution is incurred, which is consistent with recognition of payroll expenses.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the group has a present legal or constructive obligation to pay this amount because of past service provided by the employee and the obligation can be reliably measured.

Short-term compensated absences

A liability for short-term compensated absences, such as holiday, is recognised for the amount the group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.2.15	New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 15 – “Revenue from Contracts with Customers” - early adoption

As this is the first period of financial reporting for the group, management took the decision to adopt IFRS 15 early as it represented a major development in the recognition of revenue under International Financial Reporting Standards.

Compared to IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations, there was no material difference adopting IFRS 15 early.

The standard is effective for annual periods beginning on or after 1 January 2017, however, the group took advantage of early application.

IFRS 16 Leases

IFRS 16 specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after 1 January 2019.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

Amends IAS 12 Income Taxes, which is effective for annual periods beginning on or after 1 January 2017 to clarify the following aspects:

Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

The carrying amount of an asset does not limit the estimation of probable future taxable profits.

Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

3.	Critical accounting judgements and estimates

In preparing the consolidated financial statements, the directors are required to make judgements in applying the group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognised in the consolidated financial statements are discussed below.

Critical accounting judgements:

3.1	IFRS 10 – Consolidated Financial Statements

The objective of the standard is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The group has assessed whether it controls project companies in which the group has an interest.

The group assessed control by reviewing, first, whether the group had power over the entity, secondly, had exposure, or rights, to variable returns from its involvement with the project, and finally, whether it had the ability to use its power over the investee to affect the amount of the project’s returns.

On assessing the three criteria, all of which must exist, the group concluded that it did not in fact have control and elected not to consolidate the project companies into the consolidated financial statements of the group.

3.2	Transaction related costs

The transaction related costs were incurred by the business in preparation for the entry onto Nasdaq. The costs incurred were recharged costs from Arowana International Limited including legal, accounting and professional fees in relation to our operations in the United States. The costs by nature are one-off, and therefore, have no bearing on the financial performance of the business. To enable comparability in future periods the costs are disclosed separately on the face on the Statement of Comprehensive Income.

Critical estimates:

3.3	Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated Statement of Financial Position.

3.4	Share option reserve

As part of the Initial Public Offering Listing, VivoPower International issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in VivoPower international PLC the share-based payment transaction would be equity settled. The fair value of the options were determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense are recognized immediately.

3.5	Convertible preference shares and loan notes

As part of the IPO listing process VivoPower International PLC acquired the Aevitas Group. The instruments previously issued by Aevitas were restructured to become convertible into VivoPower International PLC shares. The company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

4.	Segmental information

The business operates in three principal countries or regions:

●	United Kingdom

●	United States

●	Australasia

a)	Primary segment analysis – by geography

From continuing operations

(US dollars in thousands)	United States	Australasia	United Kingdom	Total
Revenue	24,945	5,705	1,600	32,250
Costs of sales	-	(4,977)	-	(4,977)
Gross profit	24,945	728	1,600	27,273
Administrative expenses	(4,120)	(879)	(4,317)	(9,316)
Depreciation and amortisation	(3)	(647)	(1)	(651)
Operating Profit	20,822	(798)	(2,718)	17,306
Transaction related costs	(5,800)	-	-	(5,800)
Finance income	1	7	5	13
Finance expense	(172)	(372)	(56)	(600)
Profit before taxation	14,851	(1,163)	(2,769)	10,919
Income tax expense	(6,116)	332	446	(5,338)
Profit for the year	8,735	(831)	(2,323)	5,581

b)	Secondary segment analysis – by product group

(US dollars in thousands)	2017	2016
BTO revenue	25,036	-
Other revenue	7,214	-
Total	32,250	-

More than 10% of the revenue relates to one customer.

c)	Segment Net Assets

(US dollars in thousands)	United States	Australia	United Kingdom	Total
Tangible assets	53	2,097	13	2,163
Goodwill	-	30,393	-	30,393
Other intangible assets	-	15,927	-	15,927

Goodwill and intangible assets are categorised dependent where the assets reside. The value of goodwill was generated on the acquisition of VivoPower Pty Limited and Aevitas Group Limited, two Australian entities.

5.            Operating Profit

(US dollars in thousands)	2017	2016
Operating profit is stated after charging:
Amortisation of intangible assets	548	-
Depreciation of property, plant and equipment	103	-
Operating lease costs – land and buildings	174	-

6.            Auditor’s remuneration

(US dollars in thousands)	2017	2016
Audit of these financial statements	175	-
Amounts receivable by auditors and their associates in respect of:
Audit of financial statements of subsidiaries pursuant to legislation	-	-
Additional services in respect of the prior year	71	-
Other services relating to taxation		-
All other services	57	-
Total	303	-

Additional services relating to prior year are fees incurred with Marcum LLP, our previous auditor:

7.            Staff numbers and costs

The average number of employees (including directors) during the year was:

	2017	2016
Sales and Business Development	5	-
Central Services & Management	12	1
Production	26	-
Total	43	1

Their aggregate remuneration costs comprised:

(US dollars in thousands)	2017	2016
Salaries, wages and incentives	5,605	102
Social security costs	398	-
Pension contributions	196	-
Short-term compensated absences	403	-
Total	6,602	102

Directors’ emoluments were US$1,704,809 (2016: nil) of which the highest paid director received US$1,297,504 (2016: nil). Director emoluments include employer social security costs.

Key Management Personnel:

(US dollars in thousands)	2017	2016
Salaries, wages and incentives	3,014	-
Social security costs	194	-
Pension contributions	39	-
Short-term compensated absences	101	-
Total	3,348	-

Key management personnel are those below the Board level that have a significant impact on the global operations of the business. The number of key management personnel, including directors for the year ended 31 March 2017 was 11 (2016: nil).

8.            Finance income

(US dollars in thousands)	2017	2016
Foreign exchange gains	13	-

9.            Finance expense

(US dollars in thousands)	2017	2016
Bank interest payable	10	-
Finance lease interest payable	-	-
Related party interest payable	570	1
Foreign exchange losses	20	1
Total	600	2

10.          Income tax expenses

The tax charge comprises:

(US dollars in thousands)	2017	2016
Current tax
UK Corporation tax	-	-
Foreign tax	2,361

Total current tax	2,361	-

Deferred tax
Origination and reversal of timing differences	2,977	-
Current year
UK tax	(451)	-
Foreign tax	3,428	-

Total deferred tax	2,977	-
Total tax on profit on ordinary activities	5,338	-

The difference between the total tax charge and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is shown below.

(US dollars in thousands)	2017	2016
Group profit on ordinary activities before tax	10,919	-
Tax on group profit on ordinary activities at the standard corporation tax rate of 20%	(2,184)	-
Effects of:
Expenses that are not deductible in determining taxable profits	(20)	-
Tax rates of subsidiaries operating in other jurisdictions	(3,108)	-
Change in tax rates	(26)	-
Total tax charge for the year recognised in the Consolidated statement of Comprehensive Income	(5,338)	-

The UK standard corporation tax rate for the year to 31 March 2017 was 20%. The rate of corporation tax will reduce to 19% with effect from 1 April 2017. A further reduction to 17% will take effect from 1 April 2020. This was substantively enacted on 6 September 2016, and therefore, all UK deferred tax assets are recognised at a rate of 17%.

10.1        Deferred tax

(US dollars in thousands)	2017	2016
Deferred tax assets	2,312	-
Deferred tax liabilities	(3,776)	-
Net deferred tax liability	(1,464)	-

These assets and liabilities are analysed as follows:

Deferred tax assets	Tax losses	Total
1 April 2016	-	-
Credit/(charged) to statement of comprehensive income	739	739
Acquisition	1,573	1,573
Credited to equity	-	-
31 March 2017	2,312	2,312

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
			US$000
1 April 2016	-	-	-
Credit/(charged) to statement of comprehensive income	(13)	(3,763)	(3,776)
Credited to equity	-	-	-
31 March 2017	(13)	(3,763)	(3,776)

Deferred tax has been recognised in the current period using the tax rates applicable to each of the tax jurisdictions in which the Company operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

11.          Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Leasehold improvement	Fixtures and Fittings	Total
Cost
At 1 April 2016	3	-	-	-	-	3
Additions	34	44	16	-	-	94
Acquisition	488	1,588	1,876	156	11	4,119
At 31 March 2017	525	1,632	1,892	156	11	4,216

Depreciation
At 1 April 2016	-	-	-	-	-	-
Depreciation	24	45	31	3	-	103
Acquisition	303	982	619	38	8	1,950
At 31 March 2017	327	1,027	650	41	8	2,053

Net book value
At 31 March 2017	198	605	1,242	115	3	2,163

The group has $326,938 of assets held under finance lease. Details of the liabilities are shown in note 21.

Held within Plant & Equipment are $0.9 million of Solar Panel systems relating to our Australian Amaroo Project.

12.          Intangible Assets

(US dollars in thousands)	2017	2016
	-	-
Goodwill	30,393	-
Other intangible assets	15,927	-
Carrying value at 31 March	46,320	-

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on 28 December 2016.

(US dollars in thousands)	2017	2016
As at 1 April	-	-
Additions	30,024	-
Foreign exchange on translation	369	-
Carrying value at 31 March	30,393	-

The carrying amounts of goodwill by CGU are as follows:

(US dollars in thousands)	2017	2016
Aevitas O Holdings Limited	9,781	-
VivoPower Pty Limited	20,243	-
Foreign exchange on translation	369
Total	30,393	-

Goodwill impairment tests

The group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Units (CGUs) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGUs products and services within those markets.

Each CGU was assessed to have a value in excess of its respective carrying value and hence no adjustments to goodwill were considered necessary.

Key assumptions:

●	the discount rate was based on the weighted average cost of capital of 8.33%

●	no sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade names	Favourable supply contracts	Data bases	Other	Total
Cost
At 1 April 2016	-	-	-		-	-
Additions	9,953	2,488	2,488	734	812	16,475
At 31 March 2017	9,953	2,488	2,488	734	812	16,475

Amortisation
At 1 April 2016	-	-	-		-	-
Amortisation	347	43	122	36	-	548
At 31 March 2017	347	43	122	36	-	548

Net book value
At 31 March 2017	9,606	2,445	2,366	698	812	15,927

13.          Investment in subsidiaries

The principal operating undertakings in which the group’s interest at the year-end is more than 20%.

Subsidiary undertakings	Percentage of ordinary shares held	Registered address
VivoPower International Services Limited	100%	3rd Floor 37 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower International Holdings Limited	100%	91 Wimpole Street, London, England, United Kingdom W1G 0EF
VivoPower Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
VVP Project 2 Pty Limited	100%
Amaroo Solar Tco Pty Limited	100%
Amaroo Solar Hco Pty Limited	100%
Amaroo Solar Fco Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
ACN 613885224 Pty Limited	100%
VivoPower USA LLC	100%	251 Little Falls Drive, Wilmington, New Castle, DE, USA 19808
VivoRex LLC	100%
VivoPower Singapore Pte Limited	100%	Level 36, UOB Plaza 1, 80 Raffles Place, Singapore 048624

Associate undertakings

Associate undertakings	Percentage of ordinary shares held	Registered address
V.V.P. Holdings Inc.	40%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila
VivoPower Philippines Inc.	64%
VivoPower RE Solutions Inc.	64%

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC. This is in line with IFRS 10 [7] where it satisfies all three criteria to determine whether control exists.

The Philippine entities are closely managed by the Director of VivoPower Singapore Pte Limited, all controls are carefully monitored to minimize risk.

14.          Investments

(US dollars in thousands)	2017	2016
Project investments	18,060	-
Total	18,060	-

The value of the investments carried as at 31 March 2017 represents the fair value of project investment. The investments relate to the two North Carolina projects, one of which was fully operational as at 31 March 2017, and second was fully operational in May 2017. The group will monitor the carrying value of these investments to assess for impairment on a quarterly basis.

15.          Trade and other receivables

(US dollars in thousands)	2017	2016
Current receivables
Trade receivables	5,248	-
Accrued income	13,183	-
Prepayments	563	-
Other receivables	722	-
Related party receivable	128	-
Total	19,844	-

Non-current receivables
Loan due from Associate	549	-
Other receivables	618	-
Total	1,167	-

Analysis of trade receivables:

(US dollars in thousands)	2017	2016
Trade and other receivables	5,250	-
Less: credit note provision	(2)	-
Total	5,248	-

The maximum exposure to credit risk for trade receivables by geographic region was:

(US dollars in thousands)	2017	2016
United Kingdom	1,600	-
Australia	3,648	-
Total	5,248	-

The aging of the trade receivables, net of provisions is:

(US dollars in thousands)	2017	2016
0-90 days	5,092	-
Greater than 90 days	156	-
Total	5,248	-

16.          Cash and cash equivalents

(US dollars in thousands)	2017	2016
Cash at bank and in hand	10,970	28

The credit ratings of the counterparties with which cash was held are detailed in the table below.

(US dollars in thousands)	2017	2016
A-1+	2,341	-
A-1	8,161	-
A-2	468	-
Total	10,970	-

Cash flow from operating activities:

(US dollars in thousands)	2017	2016
Profit/(loss) for the year	5,581	(281)
Adjustments for:
Income tax expense	5,338	0
Transaction related costs	5,800
Finance expenses	600	0
Depreciation of property, plant and equipment	103	0
Amortisation of intangible assets	548	0
Operating cash flows before movements in working capital and provisions	17,970	(281)

Increase in trade and other receivables	(21,007)	-
Increase in trade and other payables	8,074	186
Increase in provisions	1,339	0
Cash generated from/(used in) operating activities	6,376	(95)

17.          Trade and other payables

(US dollars in thousands)	2017	2016
Trade payables	2,158	185
Accruals	1,297	1
Related party payable	1,445	-
Treasury shares	592	-
Payroll liabilities	1,972	-
Sales tax payable	412	-
Deferred income	305	-
Other creditors	81	-
Total	8,262	186

18.          Loans and borrowings

(US dollars in thousands)	2017	2016
Current liabilities
Bank loan	90	-
Related Party Loan	-	8,001

Non-current liabilities
Bank loan	933	-
Related party loan	18,992	-
Total	20,015	8,001

The bank loan with ANZ Bank is repayable over an 11.5 year period at a monthly repayment amount of AUD 9,783 for 138 months. The related party loan is with Arowana International Limited. Repayments of the loan will commence from April 2018 and is therefore non-current in nature.

19.          Provisions

(US dollars in thousands)	2017	2016
Current provisions
Employee entitlements	1,339	-

Non-current provisions
Employee entitlements	237	-
Total	1,576	-

Employee entitlements include long term leave and vacation provisions.

20.          Business combinations

Aevitas Group of Companies

On December 28, 2016, VivoPower acquired 99.9% of Aevitas Group Limited for a consideration of $9.5 million.

Aevitas provides energy and power generation solutions including design, supply, installation and maintenance of power systems, control systems, with an increasing focus on solar and renewable energy and energy efficiency. Since acquiring Aevitas in December 2016, VivoPower has introduced a focused origination strategy to identify attractive solar projects across Aevitas’ existing customer base.

Aevitas operates via J.A. Martin Electrical Pty Limited (“JA Martin”) and Electrical Engineering Group Pty Limited, encompassing the operations of Kenshaw Electrical Pty Limited (“Kenshaw”).

JA Martin is based in Tomago (Newcastle, New South Wales), Mount Thorley (Hunter Valley, New South Wales) and Gunnedah (Liverpool Plains, New South Wales) and has been operating primarily in the Newcastle region, Hunter Valley and western New South Wales for over 40 years. JA Martin primarily provides products and services through its switchboards control rooms, electrical maintenance and service and electrical contracting projects divisions.

Kenshaw has been operating from its base in Cardiff (Newcastle, New South Wales) for over 20 years. Kenshaw provides power generator sales & service, electrical motors installation and service, and motor management services and non-destructive preventative maintenance testing. Customers include hospitals, data centres, and a range of government departments and industrial businesses.

Aevitas’ mission is to be its customers’ trusted integrated power expert. Aevitas has long standing client relationships and operates in a region that has amongst the highest cost of power across Australia and has been demonstrating increasing appetite for solar power solutions. This client base provides a natural pipeline of new solar projects which will help accelerate the growth of VivoPower’s BTO business model in Australia.

The following table provides the book values of the identifiable assets and liabilities acquired and their fair value to the group.

(US dollars in thousands)
Cash and cash equivalents	1,292
Current assets	4,587
Non-current assets	8,034
Investment in VivoPower Pty Limited	4,569
Current liabilities	(3,427)
Intangible assets	604
Goodwill	8,702
Non-current liabilities	(295)
Borrowings (1)	(24,329)
Total net assets	(263)

Goodwill (see note 12)	9,781
Total consideration	9,518
Satisfied by:
Cash consideration	9,518
Total consideration transferred	9,518

Net cash outflow arising on acquisition:
Cash consideration	9,518
Less: Cash and cash equivalent balances acquired	(1,292)
8,226

(1)Borrowings relate to convertible preference shares and loan notes that are categorised as equity within the financials of VivoPower International PLC.

The revenue and operating loss since the acquisition date to 31st March 2017 was $5.6 million and $0.5 million respectively.

VivoPower Pty Limited

On December 28, 2016, VivoPower acquired 100% of VivoPower Pty Limited for a consideration of $23.1 million.

VivoPower Australia is a next generation renewable energy company that is involved in the origination, financing, construction, transfer, operation and optimisation of solar electricity generation facilities globally. VivoPower Australia operates a BTO model involving the design, installation, transfer and maintenance of solar power plants through on site generation facilities and large scale grid feed projects. As of 31 March 2017, VivoPower Australia had 2 employees located at 2 offices.

The business is organized primarily into a single pillar, being the provision of solar services. Within this, there are two key target submarkets, the Commercial, Industrial and Government (CIG) sectors and Utility-Scale projects.

The CIG sub market focuses on solar facilities which are situated behind-the-meter for CIG clients. VivoPower Australia constructs solar generation facilities on customer’s sites and feed energy directly to the client. In this fashion, VivoPower Australia disintermediates the wholesale electricity market, the electricity grid and the electricity retailer sharing in the savings with the client.

The Utility Scale sub market focuses on wholesale electricity generation through large or Utility Scale sized installations. These are generally situated on large tracts of land and are directly connected to the distribution (low voltage) or transmission (high voltage) grids. These large projects sell electricity directly to the spot market or to electricity retailers/traders.

The revenue and operating loss since the acquisition date to 31 March 2017 was $0.1m and ($0.2m) respectively.

The following table provides the book values of the identifiable assets and liabilities acquired and their fair value to the group:

(US dollars in thousands)

Cash and cash equivalents	193
Trade and other receivables	127
Other assets	541
Property plant and equipment	920
Deferred tax assets	610
Intangible assets	1,545
Goodwill	31
Trade and other payables	(107)
Borrowings	(1,013)
Deferred tax liabilities	-
Total net assets	2,847

Goodwill (see note 12)	20,243
Total consideration	23,090

Satisfied by:
Issue of shares in VivoPower International PLC	17,853
19.88% shareholding by Aevitas	4,674
Cash consideration	563
Total consideration transferred	23,090

Net cash outflow arising on acquisition:
Cash consideration	563
Less: Cash and cash equivalent balances acquired	(193)
370

21.          Obligations under finance leases

(US dollars in thousands)	Minimum lease payments:		Present value of minimum lease payments
	2017	2016	2017	2016
Amounts payable under finance leases:		-		-
Less than one year	165	-	145	-
Later than one year but not more than five	107	-	95	-
	272		240	-
Future finance charges	(32)	-	-	-
Total obligations under finance lease	240	-	-	-

22.          Called up share capital

	2017	2016
Allotted, called up and fully paid
Ordinary shares of $0.012 each as at 31 March	$162,689	$72,125

Number allotted
Ordinary shares of $0.012 each	13,557,376	5,514,375

No. of shares
At 1 April 2016	5,514,375
Issue of new shares	8,043,001
At 31 March 2017	13,557,376

23.          Other reserves

(US dollars in thousands)	2017	2016

Equity instruments	25,072	-
Capital raising costs	(9,722)	-
Share option reserve	3,713	-
Treasury shares (see note 25)	(592)	-
Other reserves	(142)	-
Total	18,329	-

Equity instruments relate to convertible preference shares and convertible loan notes that are exchangeable for shares in VivoPower International PLC. There are 2,473,367 convertible preference shares at an issue price of $3.00 per share. There are 2,473,367 convertible loan notes at an issue price of $7.00 per share. The value held in reserves represents their face value plus the accrued interest to 31 December 2016. Interest is payable quarterly in arrears at a rate of 7% on both instruments.

Share option reserve relates to share options whereby the holder can buy VivoPower International PLC shares at US$8.70 at any time before 30 April 2020. As at 31 March 2017 there were 828,000 options outstanding.

24.          Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

(US dollars in thousands)	2017	2016
Profit/(loss) for the year	5,581	(281)

Weighted average number of shares in issue (‘000s)	7,624	5,514

Basic earnings/(loss) per share (dollars)	0.73	(0.05)
Diluted earnings/(loss) per share (dollars)	0.73	(0.05)

25.          Treasury shares

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,915.80, including commission. The shares are being held as treasury shares.

26.          Operating lease commitments

(US dollars in thousands)	2017	2016
	Property	Property
Commitments under non-cancellable operating leases expiring:
Within one year	15	-
Later than one year and less than five years	159	-

The group leases several buildings and office facilities. The terms of the leases vary from location to location. The main leases are in New South Wales, Australia and run for a period for a period of 5 years and 1 year. The leases are due to expire in 2019 and 2017 respectively.

27.          Pensions

The group’s principal pension plan comprises the compulsory Superannuation scheme in Australia, where the company contributes 9.5%. The pension charge for the year represents contributions payable by the group which amounted to US$196,005 (2016: nil) in respect of the Australian scheme. New schemes will be completed for the UK and US during the forthcoming year.

There were no outstanding or prepaid contributions at either the beginning or end of each financial year.

28.          Financial instruments

(a) Financial risk management

The group’s principal financial instruments are bank balances, cash and medium term loans. The main purpose of these financial instruments is to manage the group’s funding and liquidity requirements. The group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The group is exposed through its operations to the following financial risks:

●	Liquidity risk

●	Credit risk

●	Interest rate risk

●	Foreign currency risk

The Board of Directors has overall responsibility for the establishment and oversight of the group’s risk management framework. Policy for managing risks is set by the Chief Financial Officer and is implemented by the group’s finance department. All risks are managed centrally with a tight control of all financial matters.

(b) Liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group considers that it has no significant liquidity risk. The group held cash resources of $10.9 million with related party loan of $19.0 million. The ratio of current assets to current liabilities is 2.5:1. The group manages its liquidity as a whole and ensures that there are sufficient available cash resources for each group company to operate effectively.

(c) Credit risk

The primary risk arises from the group’s receivables from customers. The majority of the group’s customers are long standing and have been with the subsidiary companies for many years. Losses have occurred infrequently. The group is mainly exposed to credit risks from credit sales but the group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by group finance and the local entities review and report their exposure on a monthly basis.

The group does not consider the exposure to the above risks to be significant and has therefore not presented a sensitivity analysis on the identified risks.

The credit quality of debtors neither past due nor impaired is good. Refer to note 15 for further analysis on trade receivables.

(d) Foreign currency risk

The group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the group entities to which they relate, primarily with respect to GBP and USD, but also between USD and AUD.

The group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The related party loans are denominated in USD, and therefore, foreign currency risk is eliminated.

(e) Interest rate risk

As a result of the related party loan agreement the group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The group will continue to monitor the movements in the wider global economy.

29.          Related party transactions

Kevin Chin is also Chief Executive of Arowana International Limited, an Australian registered company, listed on the Australian Stock Exchange (ASX). During the course of the year, a number of services were provided to VivoPower International PLC and its subsidiaries from a number of Arowana companies.

Arowana International Limited is a majority shareholder of VivoPower International PLC and the extent of the transactions between the two groups is listed below.

Arowana International Limited during the course of the year Arowana has helped fund investments in renewable energy projects. Additionally, prior to VivoPower’s Nasdaq listing it was a source of working capital funding. As at 31 March 2017, there was in place a related party loan of $18,992,263. The loan interest is payable monthly in arrears and the first capital repayment on the loan is due on 1 April 2018.

There were additional short term balances outstanding at the year-end $1,404,919.23 which are due for repayment at the end of May 2017.

●

Arowana Group (Asia) Pte Ltd – provided specialist consultancy advice relating to Singapore for $97,745. The amount paid during the year was $97,745. The balance outstanding at the end of the financial year was nil.

●

Arowana Partners Group Pty Limited - Kevin Chin, receives a Non-Executive Director’s fee per month of $20,312. The total costs charged to VivoPower during the course of the financial year were $250,000. The balance outstanding at the end of the financial year was $250,000. Payments were made during April 2017 to clear the balance.

30.          Key management personnel compensation

Key management personnel, which are those roles that have a group management aspect to them are included in note 7 to the consolidated financial statements.

31.          Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited.