Form 20-F/A
period 2017-03-31
VivoPower International PLC
filed 2017-08-01
CIK 1681348

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

VivoPower International PLC (the “Company” or “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended March 31, 2017, which was filed with the Securities and Exchange Commission on August 1, 2017 (the “Original Filing”), solely to correct certain clerical errors in “Item 5. Operating and Financial Review and Prospects”, “Item 6. Directors, Senior Management and Employees”, “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, “Item 16C. Principal Accountant Fees and Services” and “Item 18. Financial Statements” of the Original Filing. Except for the matters described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Filing.

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

As the company was formed in February 1, 2016, there were no reportable costs of revenue in that two-month period.

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

Cash provided by operating activities are derived from net income of $5.6 million plus non-operating and working capital items totaling $12.4 million for a total of $18.0 million cash provided from operations before movements in working capital and provisions. These non-operating items consist of $5.3 million of income tax expense, $5.8 million of costs relating to the Business Combination, $0.6 million of finance expense and $0.7 million of depreciation and amortization expense. The increase in accounts receivable of $21.0 million is partially offset by the increase in trade payables of $8.1 million. Finally, there was in increase in provisional expenses for employee paid time off of $1.3 million.

Cash used in investing activities of $26.7 million primarily consist of an investment of $18.0 million in the two North Carolina solar projects, one of which was operational as of March 31, 2017, the second was fully operational in May 2017, and cash considerations of $10.1 million for the acquisition of Aevitas and VivoPower Australia.

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

Cash provided by financing activities include a $19.8 million loan from AWN. Pursuant to the Business Combination, on December 28, 2016, we issued ordinary shares to ARWA in exchange for gross proceeds of $22.5 million less listing costs of $11.5 million. We concurrently completed two acquisitions for an aggregate cash consideration of $10.5 million.

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

Operating Activities

Cash generated from operating activities in the period ended March 31, 2017 was $6.4 million. Cash inflows were primarily attributable to net income of $5.3 million plus non-operating items consisting of: $5.3 million of income tax expense, $5.8 million of costs relating to the Business Combination, $0.6 million of finance expense, $0.7 million of depreciation and amortization expense, $8.1 million increase in trade payables, and an increase in provisional expenses for employee paid time off of $1.3 million. The primary cash outflow was attributable to an increase in trade and other receivables.

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

Financing Activities

Cash generated from financing activities in FY17 was $31.3 million. This cash inflow was primarily attributed to proceeds from related party borrowings of $19.8 million, proceeds from the Business Combination of $22.5 million in December 2016, and proceeds from other borrowings of $1.3 million. This cash inflow was primarily offset by the costs of listing of $11.5 million and the purchase of shares into treasury of $0.6 million.

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

Summary	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Power Services	98	2	-	-	100
Total	135	8	4	2	149

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

Liquidity Risk

We have built an appropriate liquidity risk management framework for the management of short-term and long-term funding and liquidity. We manage liquidity risk by closely and continuously monitoring our financial position. We aim to maintain sufficient cash flows with internally generated funds and banking facilities. We also review forecasted cash flows on an on-going basis to ensure that we have sufficient liquidity in each region to meet the working capital requirements of the business.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the year ended March 31, 2017.  The costs in the table below also include the costs incurred by Marcum LLP for the audit and audit-related costs for the year ended March 31, 2016.:

	Year Ended March 31,
Fees Billed to or Accrued by the Company	2017	2016
Audit fees	$246,462	-
Audit-related fees	56,719	-
Tax fees	-	-
All other fees	-	-
Total fees	$303,181	-

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A (Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 1, 2017

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

4.9

Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar Systems LLC, effective as of April 17, 2017 (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 1-37974) filed on August 1, 2017).*

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the Company’s Form 20-F (File No. 1-37974) filed on August 1, 2017).
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Company’s Form 20-F (File No. 1-37974) filed on August 1, 2017).
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	1 Westferry Circus
Canary Wharf
1 August 2017	London E14 4HD

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

Consolidated Statement of Changes in Equity

for the year ended 31 March 2017

(USD in thousands)

	Share Capital	Share Premium	Share Subscription Receivable	Other Reserves	Cumulative Translation Reserve	Retained Earnings /(Accumulated Deficit)	Total
At 1 February 2016	$-	$-	$-	$-	$-	$-	$-
Total comprehensive loss for the year	-	-	-	-	-	(281)	(281)
Issue of new shares	72	-	(72)	-	-	-	-
At 31 March 2016	72	-	(72)	-	-	(281)	(281)

Total comprehensive income for the year	-	-		-	599	5,581	6,180
Redenomination of share capital	(4)	-		-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-		25,072	-	-	25,072
Capital raising costs	-	-		(9,722)	-	-	(9,722)
Share option reserve	-	-		3,713	-	-	3,713
Treasury shares
Purchase of shares	-	-		(592)	-	-	(592)
Other reserves	-	-		(142)	-	-	(142)
At 31 March 2017	$163	$40,215	$-	$18,329	$599	$5,300	$64,606

For further information on “Other Reserves” please see note 23.

1.	Reporting entity

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

Additional services relating to prior year are fees incurred with Marcum LLP, our previous auditor.

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