Form 20-F
period 2018-03-31
VivoPower International PLC
filed 2018-07-18
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from _______ to _________

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

91 Wimpole Street, Marylebone,

London W1G 0EF

United Kingdom

(Address of principal executive offices)

Carl Weatherley-White, Chief Executive Officer

Tel: +1 (718) 230-4580, x2406

carl.weatherley-white@vivopower.com

140 Broadway, 28th Floor, New York, NY 10005

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value $0.012 per share	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value $0.012 per share	13,557,356

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

TABLE OF CONTENTS

Introduction	1
Forward Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
Item 4. Information on the Company	19
A. History and Development of the Company	19
B. Business Overview	20
C. Organizational Structure	31
D. Property, Plant and Equipment	32
Item 4A. Unresolved Staff Comments	32
Item 5. Operating and Financial Review and Prospects	33
A. Operating Results	33
B. Liquidity and Capital Resources	43
C. Research and Development, Patents, Licenses, etc.	46
D. Trend Information	46
E. Off-Balance Sheet Arrangements	46
F. Contractual Obligations and Commitments	47
Item 6. Directors, Senior Management and Employees	47
A. Directors and Senior Management	47
B. Compensation	50
C. Board Practices	51
D. Employees	53
E. Share Ownership	54
Item 7. Major Shareholders and Related Party Transactions	55
A. Major Shareholders	55
B. Related Party Transactions	55
C. Interests of Experts and Counsel	57
Item 8. Financial Information	57
A. Consolidated Statements and Other Financial Information	57
B. Significant Changes	58
Item 9. The Offer and Listing	58
A. Offering and Listing Details	58
B. Plan of Distribution	59
C. Markets	59
D. Selling Shareholders	59
E. Dilution	59
F. Expenses of the Issue	59
Item 10. Additional Information	59
A. Share Capital	59
B. Memorandum and Articles of Association	59
C. Material Contracts	59
D. Exchange Controls	60
E. Taxation	60
F. Dividends and Paying Agents	66
G. Statements by Experts	66
H. Documents on Display	67
I. Subsidiary Information	67
Item 11. Quantitative and Qualitative Disclosures about Market Risk	67

Introduction

 References in this Annual Report on Form 20-F (the “Annual Report”) to “VivoPower International PLC”, “VivoPower”, “we”, “our”, “us” and the “Company” refer to VivoPower International PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on March 31 of each calendar year. References to any specific fiscal year refer to the year ended March 31 of the calendar year specified. For example, we refer to the fiscal year ended March 31, 2018, as “fiscal 2018” or “FY 2018.”

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures;
•	our ability to attract and retain customers;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our expectations regarding demand for solar power by energy users or investor in projects;
•	our expectations regarding changes in the cost of developing and constructing solar projects;
•	our ability to compete in our industry and innovation by our competitors; and,
•	our ability to adequately protect our intellectual property; and
•	our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all the forward-looking statements made in this Annual Report.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the “Item 3. Key Information - D. Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

 A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the years presented. Historical information as of and for the years ended March 31, 2018, 2017 and 2016, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements for 2018 and 2017 have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. The financial statements for 2016 were audited by Marcum LLP. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

		For the Year Ended March 31,
(US dollars in thousands, except per share amounts)	Note	2018	2017	2016
				(2 months)
Revenue	4	$33,647	$32,250	$-
Cost of sales		(28,524)	(4,977)	-
Gross profit		5,123	27,273	-
General and administrative expenses		(12,814)	(9,316)	(279)
Gain on sale of assets	5	1,356	-	-
Depreciation of property, plant and equipment	12	(420)	(103)	-
Amortization of intangible assets	13	(840)	(548)	-
Operating (loss)/profit	6	(7,595)	17,306	(279)
Restructuring costs	7	(1,873)	-	-
Impairment of assets	8	(10,191)	-	-
Impairment of goodwill	13	(11,092)	-	-
Transaction costs	3	-	(5,800)	-
Finance income	10	9	13	-
Finance expense	10	(3,395)	(600)	(2)
(Loss)/profit before income tax		(34,137)	10,919	(281)
Income tax expenses	11	6,258	(5,338)	-
(Loss)/profit for the year		(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity		222	599	-
Total comprehensive (loss)/income		$(27,657)	$6,180	$(281)
Earnings per share (1)
Basic	24	$(2.06)	$0.73	$(0.05)
Diluted	24	$(2.06)	$0.73	$(0.05)
Weighted average number of shares used in computing (loss)/earnings per share		13,557,356	7,624,423	5,514,375

(1)

Basic and diluted earnings per share applicable to ordinary shareholders is computed based on the weighted net-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the consolidated financial statements starting on page F-1.

Consolidated Statement of Financial Position Data

	Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Cash and cash equivalents	$1,939	$10,970	$28
Current assets	21,278	30,814	28
Current liabilities	(20,610)	(12,197)	(8,187)
Current ratio	1.03	2.53	-0.003
Property and equipment, net	1,915	2,163	3
Total assets	76,312	100,836	7,906
Debt, current and long-term	22,340	20,255	8,001
Total shareholders’ equity/(deficit)	$37,003	$64,606	$(281)

Exchange Rates

The financial statements of our subsidiaries are recorded in the native currency of their respective home country, then adjusted to U.S. dollars for consolidated reporting. The tables below provide information with respect to the exchange rate to U.S. dollars used in operations. The average exchange rate is computed using the relevant exchange rate on the last business day of each month during the period indicated. The exchange rate on the last practicable date, July 13, 2018, was 1.32 USD:GBP and 0.74 USD:AUD.

	Average
Year Ended March 31,	USD:GBP	USD:AUD
2016 (2 months)	1.42	0.74
2017	1.30	0.75
2018	1.34	0.77

	USD:GBP		USD:AUD
Month	High	Low	High	Low
January 2018	1.42	1.35	0.81	0.78
February 2018	1.43	1.38	0.80	0.78
March 2018	1.42	1.38	0.79	0.77
April 2018	1.43	1.38	0.78	0.75
May 2018	1.36	1.32	0.76	0.74
June 2018	1.35	1.31	0.77	0.73

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares involves a high degree of risk and our business faces significant risk and uncertainty. You should carefully consider the following information, together with the other information in this Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), before deciding to invest in or maintain an investment in any of our securities. Our business, as well as our financial condition or results of operations could be materially and adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The market price of our shares could decline as a result of any of these risks or uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

Our results of operations are subject to significant variability and are inherently unpredictable.

Because we do not know the pace at which our revenue will grow, or if it will grow, and because our expenses may grow, we may not be profitable from period to period. Our revenue and operating results are difficult to predict and may vary significantly from period to period. A key reason for these significant fluctuations in our results of operations is that a substantial portion of our revenues is derived from the development of a few relatively large utility-scale solar energy projects. The number and type of these projects may, therefore, cause substantial variations in our operating results since at any given time one or two projects may account for a large portion of our revenue in a given period. If such projects are delayed or become subject to higher than predicted expenses, there may be significant negative impacts on our profitability or other results. Any decrease in revenue from, or increase in our expenses associated with, our utility-scale solar power plant projects could have a significant negative impact on our business. In addition, demand from prospective offtakers of power from solar power plants may fluctuate based on the perceived cost-effectiveness of the electricity generated by our solar power systems as compared to conventional energy sources, such as natural gas and coal (which fuel sources are subject to significant price fluctuations from time to time), and other non-solar renewable energy sources, such as wind.

If we continue to experience losses, and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss in the year ended March 31, 2018, of $27.9 million, including an operating loss of $7.6 million. If we are unable to generate sufficient revenue from solar energy projects or other segments of our business, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. If losses continue, and we are unable to raise additional financing on sufficiently attractive terms or generate cash through sales of material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern.

We expect to require some combination of additional financing, mergers and acquisitions of projects and / or investments to execute our strategic development plans and to operate and grow our business.

Our business is capital intensive and our initiatives involve substantial and ongoing deployments of capital for the development, construction and operation of our projects. For fiscal year 2018, we had $18.9 million of capital expenditures. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As of March 31, 2018, our cash and cash equivalents was $1.9 million. As a result, we expect to require some combination of additional financing, selling assets, mergers and acquisitions of projects, investments or other vehicles in order to carry out our strategic development plans and meet the operating cash flow requirements necessary to realize the benefits of our joint venture with ISS (the “ISS Joint Venture”) and to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As of March 31, 2018, we had an aggregate of $22.3 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures, acquisitions and other ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern.

Despite our current level of indebtedness, we may still be able to incur more debt. This could further exacerbate the risks to our financial condition described above.

We may be able to incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. At times, we have also increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations.

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

We may require working capital and credit facilities to fund the up-front costs associated with the design, construction and installation of our solar energy systems and the purchase of component parts, such as solar modules and inverters, for our systems. In addition, we may seek to secure long-term financing upon completion of such systems for those that we retain and use the proceeds to refinance the debt incurred for the design, construction and installation of the solar energy systems, as well as to generate profits and cash flows for our business. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business by increasing the number of solar energy systems that we may invest in at any given time. Our ability to obtain additional financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the renewable energy industry as a whole. Solar energy has yet to reach widespread market penetration and is dependent on continued support in the form of performance-based incentives, rebates, tax credits, feed-in-tariffs and other incentives from federal, state and foreign governments. If this support were to dissipate, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. While we have solar project financing available to us through existing relationships and facilities, our current cash and financing sources may be inadequate to support the anticipated growth in our business plans. In addition, we do not currently have dedicated financing in some of our emerging and international markets, and obtaining such financing may present challenges. Failure to obtain necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial parties. If any of these financial parties decided not to continue financing our solar energy systems or materially change the terms under which they are willing to provide financing, we could be required to identify new financial parties and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements were in place. In addition, there can be no assurance that the terms of the financing provided by a new financial party would compare favorably with the terms available from our current financing partners. Our inability to secure financing could lead to cancelled projects, or reduced deal flow, or we could be forced to finance the construction and installation of solar energy systems ourselves. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition and results of operations.

A deterioration or other negative change in economic or financial conditions could have a material adverse effect on our business or operating results.

Our business depends on the availability of third party financing on attractive terms. If a deterioration, volatility or other negative changes occurred in economic or financial conditions, our access to such financing, or the terms on which we are able to access such financing, could be significantly and negatively affected. Financial markets are subject to periods of substantial volatility and such volatility is difficult or impossible to predict in advance. Debt markets may become tighter and providers of financing may require more restrictive terms, higher lending rates, or both, or may elect not to provide financing at all. In addition, more restrictive markets for financing may result in increased competition for fewer resources on the part of other developers of energy projects or other borrowers. Increases in volatility, increasing restrictions in credit terms, increases in interest rates, increases in yield expectations for solar projects, or worsening conditions in financial markets generally could delay or prevent the successful development of projects in our portfolio and thereby have a material adverse effect on our business or operating results.

The market value of our investments may decrease, which may cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

The fair market value of investments we have made in solar projects and/or portfolios of solar projects may decline. For example, for the year ended March 31, 2018, we recorded an impairment of $10.2 million with respect to our NC-31 and NC-47 projects in North Carolina in connection with a sale, as discussed further in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Impairment of Assets.” The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general and economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, and long-term interest rates. Any deterioration in the market values of our investments could cause us to record impairment charges in our financial statements, which could adversely affect our results of operations. If we sell any of our investments when prices for such investments have fallen, the sale may be at less than the investment’s carrying value on our financial statements, which could result in a loss.

Revenue from our joint venture with Innovative Solar Systems, LLC (“ISS”) may be delayed or may not be fully realized, which could have a material adverse effect on our financial position, results of operations or cash flows.

Our joint venture with ISS consists of a portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts. These projects are at varying stages of progress and will take many months or years to complete, as further discussed in “Item 4. Information on the Company – B. Business Overview.” The successful development of and generation of revenue from these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control. In addition, generating revenue from a given project in the ISS Joint Venture portfolio is subject to numerous risks, including: (i) unforeseen construction delays or problems; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection or transmission related issues; (v) labor problems; (vi) cost and budgetary issues; (vii) environmental issues; (viii) force majeure events; and (ix) access to project financing (including debt, equity or tax credits) on sufficiently attractive terms or at all. Accordingly, the actual amount of revenues earned and the actual periods during which revenues are earned may vary substantially from our plans and projections. Our inability to realize revenue from the ISS Joint Venture portfolio, or any delays in realizing revenue from the ISS Joint Venture portfolio, could have a material adverse effect on our financial position, results of operations or cash flows.

Doing business through joint ventures is a key part of our business and any disagreements or discontinuations could disrupt our operations, put assets at risk or affect the continuity of our business.

Joint ventures, and in particular, the ISS Joint Venture, are a key part of how we do business. While a joint venture partner may provide local knowledge and experience, entering into joint ventures often requires us to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when we do not agree with the business goals and objectives of our partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of our relationship with the joint venture partner could disrupt our operations, put assets dedicated to the joint venture at risk, or affect the continuity of our business. If we are unable to resolve issues with a joint venture partner, we may decide to terminate the joint venture and either locate a different partner and continue to work in the area or seek opportunities for our assets in another market. The unwinding of an existing joint venture could prove to be difficult or time-consuming, and the loss of revenue related to the termination or unwinding of a joint venture and costs related to the sourcing of a new partner or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.

Cost increases, delays and other constraints to the availability of sufficient electric transmission capacity could have a significant and negative effect on our ability to develop, acquire and/or sell solar energy projects and therefore a significant and negative effect on our results of operations.

Utility-scale solar energy development depends on the availability of sufficient electricity transmission infrastructure for the delivery of electricity from the solar plant to customers. If transmission infrastructure is inadequate, or if upgrades or other changes are needed to the infrastructure for our power plants to be constructed, interconnected or made operational, or if there are delays in or unforeseen costs associated with such changes, then our solar energy projects, such as those in our ISS Joint Venture portfolio, could be delayed, subjected to increased costs or canceled, which could have a substantial and negative effect on our revenues and therefore on our results of operations.

General economic conditions including market interest rate levels could negatively impact project investor demand for our solar projects and our ability to sell them profitably.

Our ability to generate cash flows and earnings relies on project investor demand for our solar projects. An increase in market interest rates in the countries in which we operate is likely to result in our project investors requiring higher rates of return on solar projects that they acquire from us or finance on our behalf. In recent years, interest rates have been increasing in certain important countries in which we operate, such as the United States. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

Technical, regulatory, and economic barriers to the purchase and use of solar power products may arise that significantly reduce demand for or financial viability of solar power projects, which could have a material adverse effect on our revenues.

Energy and electricity markets are influenced by foreign, federal, state and local laws, rules and regulations. These laws, rules and regulations may affect electricity pricing and electricity generation, and could have a substantial impact on the relative cost and attractiveness of solar power compared to other forms of energy generation. In addition, the financial viability and attractiveness of solar power projects heavily depends on equipment prices and laws, rules and regulations that affect solar equipment. For example, trade and local content laws, rules and regulations, such as tariffs on solar panels, can increase the pricing of solar equipment, thereby raising the cost of developing solar projects and reducing the savings and returns achievable by offtakers and investors, and also potentially reducing our margins on our projects. In 2018, for example, new tariffs were imposed in the United States on a range of solar cells and modules manufactured abroad, and we expect that solar power equipment and its installation will continue to be subject to a broad range of federal, state, local and foreign regulations relating to trade, construction, safety, environmental protection, utility interconnection and metering, and related matters. Moreover, the European Union and Chinese governments, among others, have in the past imposed tariffs on solar power equipment, or are in the process of evaluating the imposition of tariffs on solar power equipment. These and any other tariffs or similar taxes or duties may increase the cost of our solar power projects, thereby reducing their attractiveness to investors and customers and worsening our results of operations. Any new regulations or policies pertaining to our solar power projects may result in significant additional expenses to us, which could cause a significant reduction in demand for our solar power projects.

U.S. tariffs that went into effect in 2018 could have a material adverse effect on our ability to successfully develop, and realize revenue from, projects in our ISS Joint Venture portfolio and, therefore, could have a significant and negative effect on our results of operations in general.

In 2018, a range of imported solar cells and modules have become subject to tariffs in the United States. In particular, solar modules are subject to a four-year tariff at a rate of 30% in the first year, declining 5% in each of the three subsequent years, and solar cells are subject to a tariff-rate quota, in which the first 2.5 gigawatts of cells imported each year are exempt from tariffs and cells above that amount are subject to the same tariff as modules. In addition, the United States has announced widespread tariffs on aluminum and steel imports from various countries, the impact of which is as yet unknown but has resulted in uncertainty regarding the cost of various components used in the construction of solar projects. These tariffs are likely to cause price increases or other price volatility, delays in project development and completion, supply problems and other issues, any of which could have a material adverse effect on our ability to successfully develop and realize revenue from projects in our ISS Joint Venture in the United States, and therefore could have a significant and negative effect on our results of operations overall.

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

While we primarily target solar projects that are backed by fixed price power purchase agreements, we may acquire projects that sell electricity at wholesale market rates from commencement or that have power purchase agreements (“PPAs”) that expire before the end of a project’s useful life. In these circumstances, our business is exposed to current wholesale electricity prices and expectations of future market electricity prices. In the event that these prices decline, or there is a decrease in market consensus forecasts, the demand for our solar projects and the profitability that they could generate may also decline commensurately, impacting our cash flow and earnings. Fossil fuel sources of electricity, such as natural gas-fired power plants, have traditionally been cheaper than solar power. If we are unable to compete successfully with other providers of electricity, or to enter into competitive PPAs, our results of operations will be negatively affected. Furthermore, demand for PPAs from customers is subject to procurement practices that may change, and which could negatively affect the number or terms of the PPAs that our customers elect to enter into with us.

We make significant investments in acquiring, building, and financing our solar energy projects, and the delayed sale of our projects or the inability to sell or transfer our projects to their intended long-term funding vehicles would adversely affect our business, liquidity and results of operations.

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

If a number of projects in our pipeline, including our ISS Joint Venture portfolio, are not acquired or completed, or their acquisition or completion is delayed, our business, financial condition or operating results could be materially adversely affected.

The solar project development process is long and includes many steps involving site selection and development, commercial contracting and regulatory approval, among other factors. There can be no assurance that projects in our project pipeline, including our ISS Joint Venture portfolio, will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. As we develop projects through acquisitions or organically, some of the projects in our pipeline may not be completed or proceed to construction as a result of various factors, or their sale, construction or completion may be subject to delays that may be substantial. These factors may include changes in applicable laws and regulations, including government incentives, environmental concerns regarding a project or changes in the economics or ability to finance a particular project. If any number of projects are not completed, or their completion is delayed, our business, financial condition or operating results could be materially adversely affected.

Our project construction and development activities may not be successful or we may make significant investments without first obtaining project financing, which could put our investments at risk of loss.

There are many risks associated with the development and construction of solar power projects. Before we can confirm whether a given project is likely to be viable, we may be required to incur substantial expenditures for preliminary engineering, design, regulatory and legal review, permitting, and related expenses. Many of these costs may be undertaken by us prior to obtaining project financing or obtaining the required regulatory approvals. In addition, consummating a given project is subject to numerous risks, including: (i) unforeseen construction delays or problems; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection issues; (v) labor problems; (vi) cost and budgetary issues; (vii) environmental issues; and (viii) access to project financing on sufficiently attractive terms or at all.

Revenues related to a limited number of alliances and customers, in particular revenue related to our ISS Joint Venture portfolio, are expected to account for a significant portion of our total revenues. The loss of an alliance or customer, a default by any such customer or alliance partner, or the delay of our ability to collect on those projects or an increase in expenses related to such projects or alliances, would have a substantial and adverse impact on our business, results of operations and financial condition.

A substantial portion of our solar development revenue is generated from a limited number of investment partners and customers as well as development of a limited number of large projects and, as a result, there is a concentration of operating and financial risks. For example, for the year ended March 31, 2017, 76% of our total revenue was derived from development of the two North Carolina projects, both with the same two tax equity and investment partners, and all as a result of our alliance with ISS. The loss of an alliance partner or customer, , a default by any such customer, or alliance partner, or the delay of our ability to collect on those projects, or an increase in expenses related to such projects or alliances, would have a substantial and adverse impact on our business, results of operations and financial condition.

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

Solar energy demand continues to be driven mainly by the availability and size of government and economic incentives related to the use of solar power because, currently, the cost of solar power exceeds the cost of power furnished by the electric utility grid in most locations. As a result, government bodies in many countries have historically provided incentives in the form of feed-in-tariffs to solar project developers or customers to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Most countries, including the U.S., however, have continued to regularly reduce the rates paid to solar power system owners for generating electricity under their respective feed-in-tariff programs, and these scheduled reductions in feed-in tariff rates are expected to continue. Moreover, the value and pricing of Performance Based Incentives (“PBIs”) and Renewable Energy Certificates (“RECs”), as well as the state Public Utilities Commissions (“PUC”) approved PPA rates for utilities (which are frequently higher than electricity rates for electricity generated from other energy sources), are likely to continue to decrease, further reducing the U.S. revenue stream from solar projects. In addition, in the U.S. we rely upon income tax credits and other state incentives for solar energy systems. These government economic incentives could be further reduced or eliminated altogether. In addition, some of these solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Moreover, certain policy changes that have been announced or suggested by the U.S. government, including the announcement of departure from the Paris Accord for greenhouse gas reduction and the elimination of the U.S. government’s Clean Power Plan, could also have a negative effect on demand for solar energy and other renewable energy technologies, Finally, certain countries have altered, and others may alter, their programs retroactively which would impact our current solar systems. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased viability of our projects and pipeline, which could have a material adverse effect on our business, financial condition or results of operations.

Our business in the United States relies on the federal investment tax credit under Section 48 of the Internal Revenue Code (the “Code”). Tax reform recently carried out in the United States has significantly reduced tax rates for corporations, which may have a negative effect on the appetite of investors for project investments that are eligible for the federal investment tax credit, and which therefore could have a negative impact on our ability to secure capital at an attractive cost for our United States projects.

The U.S. federal government recently enacted a set of broad reforms of tax rates and policies that include a large reduction in corporate tax rates. Such a reduction may diminish the appetite that investors have for utilizing the federal investment tax credit under Section 48 of the Code (the “ITC”). Because investors utilizing the ITC have been an important source of capital for solar energy projects in the US, including our projects, a decrease in investor appetite for utilizing the ITC in solar projects could have a substantial and negative effect on our ability to secure capital at an attractive cost for our United States solar projects.

The profitability of our Australian business may be impacted by the market price of Large-scale Generation Certificates (“LGCs”), which have historically been highly volatile and impacted by government policies.

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

The solar energy business is still at an early stage of development. If PV technology proves unsuitable for widespread adoption, we may be unable to generate sufficient revenue to grow our business profitably. The attractiveness of PV technology is dependent on numerous factors that factors, including: (i) the cost-efficiency and performance of solar-generated electricity compared to other energy sources, such as natural gas, wind, hydroelectric, geothermal and coal; (ii) the regulatory, legal and tax landscape for energy generation, distribution and consumption, which substantially affects the costs and returns associated with use of different energy sources; (iii) the availability or absence of environmental and energy incentives, credits, standards and attributes that seek to promote use of renewable energy technologies; and, (iv) the level of competitiveness in the renewable energy industry generally.

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

We rely on a limited number of third-party suppliers for certain components for our solar power systems, including for solar modules, inverters and trackers. If we fail to develop or maintain our relationships with these suppliers or if any of these suppliers go out of business, we may be unable to install our solar power systems on time, or only at a higher cost or after a long delay, which could prevent us from delivering our solar power systems to our customers within required timeframes. In addition, if any of these suppliers go out of business, the warranty and other services offered by such supplier may be reduced or eliminated, and we may be required to provide such warranty and services ourselves, which could increase our costs. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, the failure of a supplier to supply components in a timely manner, or at all, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to install solar power systems or may increase our costs. We utilize and rely on third-party subcontractors to construct and install our solar energy systems throughout the world. If our subcontractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party subcontractors or labor strikes that interfere with our subcontractors’ ability to complete their work on time and/or on budget, we could experience significant delays in our construction operations, which could have a material adverse effect on our reputation and/or our ability to grow our business.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational and other risks that could negatively affect our operations and profitability.

We continue to explore expansion of our international operations in certain markets where we currently operate and in selected new or developing markets. New markets and developing markets can present many risks including the actions and decisions of foreign authorities and regulators, the imposition of limits on foreign ownership of local companies, changes in laws (including tax laws and regulations) as well as their application or interpretation, civil disturbances and political instability, difficulties in protecting intellectual property, fluctuations in the value of the local currency, restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars, British Pounds or other currencies, as well as other adverse actions by foreign governmental authorities and regulators, such as the retroactive application of new requirements on our current and prior activities or operations. Additionally, evaluating or entering into a developing market may require considerable time from management, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business internationally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

If we fail to adequately manage our planned growth, our overall business, financial condition and results of operations could be materially adversely affected.

We expect the amount of our megawatts installed to continue to grow significantly over the next few years as the 38 projects currently within the ISS Joint Venture portfolio achieve an advanced stage of development and are presented to the Company for acquisition, as further described in “Item 4. Information on the Company – B. Business Overview”. By comparison, to date the Company has developed only two large-scale solar projects, being the North Carolina projects: NC-31 and NC-47. We expect that this growth in activity will place significant stress on our operations, management, employee base and ability to meet capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

Larger scale solar projects involve concentrated project development risks that may cause significant changes in our financial results.

Larger projects may create concentrated risks otherwise than as described in these risk factors. Under IFRS, revenue from our projects will typically be recognized on a percentage completion basis. A failure to complete a project within a given fiscal period, or entirely, may have a material impact on our financial results. These projects may also give rise to significant capital commitments which could materially affect cash flow. In addition, if approval by relevant public utility commissions is delayed or denied or if construction, module delivery, financing, warranty or operational issues arise on a larger project, such issues could prevent, delay or increase the costs associated with such project and, as a result, have a material impact on our financial results.

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

We face competition in the growing renewable energy services market internationally as well as in the power services market in Australia, which is operated by our subsidiary, Aevitas Group Limited. Some of our competitors: (i) have substantially more financial, technical, engineering and manufacturing resources than we do to develop products that currently and may compete favorably against our products; (ii) have substantial government-backed financial resources or parent companies with substantially greater depth of resources than available to us; (iii) may have longer and more established operating records than we do; or (iv) may have greater brand recognition, access to customers or financing partners, or economies of scale than we do. We expect that our competitors will continue to improve their ability to develop, invest in, and sell solar energy projects, and our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations. We may need to reduce our prices to respond to aggressive pricing by our competitors in order to retain or gain market share or undertake other measure to increase the competitiveness of our products or services, which could have a material adverse effect on our business, financial condition or results of operations.

We have a limited operating history in the solar market and, as a result, we may not operate on a profitable basis in the near future.

We have developed a relatively new portfolio of solar assets, including several power plants that have only recently commenced operations, and we have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

 Our Australian power services workforce may become unionized resulting in higher cost of operation and reduced labor efficiency.

None of our workforce is currently unionized. The power services business in Australia represents the largest proportion of our workforce, which includes 144 operational personnel, or 74% of our total workforce as of March 31, 2018. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past 12 months, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity. Should this occur, it could have a material adverse effect on our business, financial condition or results of operation.

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

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages. For example, as discussed further in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings,” on February 26, 2018, Philip Comberg, our former Chief Executive Officer and director, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom against us and our subsidiary, VivoPower International Services Limited (“VISL”). Subsequently filed claim particulars stated that the claim is for declarations in respect of payments alleged to be due to Mr. Comberg, damages, restitution in relation to services allegedly rendered by Comberg, interest and costs. On April 9, 2018, we and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, we and VISL denied the claims made by Mr. Comberg and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. We and VISL also filed counterclaims against Mr. Comberg for damages in an amount of approximately $27 million plus certain amounts to be quantified. We and VISL alleged in the counterclaims that, inter alia, Mr. Comberg failed properly to oversee financial accounting and reporting and to ensure that these functions were properly staffed for a Nasdaq listed company; misrepresented our and our subsidiaries’ cash resources to our Board; failed adequately to manage investor communications and relationships; failed properly to manage the operations and functions of our Investment Committee; and, provided misleading and exaggerated information to us about his experience and past roles. In addition to the foregoing litigation, we may be subject in the future to, or may file ourselves, claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, whistleblower matters, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

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

If we fail to deliver our solar products or power service within the planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired, which could materially adversely affect our business and results of operations.

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

The success of our company is heavily dependent on the continuing services of key personnel and retention of additional personnel.

Our industry is characterized by intense competition for personnel. The success of our company is highly dependent on the contributions of executives and other key personnel, and if we were to lose the contributions of any such personnel, it could have a negative impact on our business and results of operations. Moreover, our growth plan will require us to hire additional personnel in the future. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised. In addition, talented employees may choose to leave the company because of our cost reduction initiatives. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain and attract the employees that we need to achieve our business objectives.

If we are unable to maintain effective internal controls over financial reporting or effective disclosure controls and procedures, or if material weaknesses in our internal controls over financial reporting or in our disclosure controls and procedures develop, it could negatively affect the reliability or timeliness of our financial reporting and result in a reduction of the price of our ordinary shares or have other adverse consequences.

There can be no assurance that our internal controls or our disclosure controls and procedures will provide adequate control over our financial reporting and disclosures and enable us to comply with the requirements of the Sarbanes-Oxley Act. In addition, carrying out our growth plan may require our controls and procedures to become more complex and may exert additional resource requirements in order for such controls and procedures to be effective. Any material weaknesses in our internal controls over financial reporting, or in our disclosure controls and procedures, may negatively affect the reliability or timeliness of our financial reporting and could result in a decrease in the price of our ordinary shares, limit our access to capital markets, harm our liquidity or have other adverse consequences.

We are subject to a substantial range of requirements as a public company, which impose significant demands on the time and resources of our company and executive personnel.

As a public company listed on The Nasdaq Stock Market (“Nasdaq”), we are subject to a wide range of legal and regulatory requirements, including the Securities Act Exchange of 1934, as amended, and the rules and regulations thereunder, as well as the requirements of Nasdaq, in addition to other applicable securities laws. Maintaining compliance with these requirements is expensive and time-consuming, has imposed substantial and ongoing costs on our business and can divert the attention and time of our executive personnel from our operating activities, which could have negative impacts on our business and results of operations. In addition, director and officer liability insurance for public companies is expensive and in the future, we may be required to accept reduced coverage or incur significantly higher costs to maintain similar coverage, which could make it more difficult for us to attract and retain qualified directors or executive personnel.

Our restructuring may not produce some or all the desired benefits and there may be losses that have a significant and negative effect on our business.

During the year ended March 31, 2018, we undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have the most potential to generate profitability and return, as discussed in further detail in “Item 4. Information on the Company – B. Business Overview” and “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Exceptional and non-recurring expenses.” While we believe these steps will have a positive impact on our business, the restructuring may also be disruptive or produce unanticipated costs, and we may not realize the benefits from the restructuring that we hoped to achieve. In addition, the time and expense of restructuring impose additional burdens on the company and its personnel and impede their ability to focus sufficiently on the day to operation and growth of the business. Failure to realize the anticipated benefits of restructuring could have a significant and negative effect on our business.

Risks Related to Ownership of Our Ordinary Shares

We cannot assure you that our ordinary shares will always trade in an active and liquid public market. In addition, at times trading in our ordinary shares on Nasdaq has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our ordinary shares may have a negative effect on our ability to raise capital on attractive terms or at all and may cause a material adverse effect on our operations.

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks Related to our Business and Operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of July 13, 2018, the trading price of our ordinary shares on Nasdaq was $1.91 per share. At certain points in the past three months, the trading price of our ordinary shares on Nasdaq has fallen below $2.00 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

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

The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

●	the classification of sale-leaseback transactions as operating, capital or real estate financing transactions classification;
●	revenue recognition and related timing;
●	intercompany contracts;
●	operation and maintenance contracts;
●	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;
●	long-term vendor agreements; and,
●	foreign holding company tax treatment.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our reported results of operations.

In connection with the preparation of our consolidated financial statements included in “Item 17. Financial Statements”, we use certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements filed as part of this Annual Report, starting on page F-1. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our share price to decline.

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

The market price of our shares may vary significantly and may be significantly, and negatively, affected by factors that we do not control. Some of these factors include: variance and volatility in global markets for equity and other assets; changes in legal, regulatory or tax-related requirements of governmental authorities, stock exchanges, or other regulatory or quasi-regulatory bodies; the performance of our competitors; and, the general availability and terms of corporate and project financing.

Our largest shareholder has substantial influence over us and its interests may conflict with or differ from interests of other shareholders.

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at March 31, 2018. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

We are a holding company whose material assets consist of our holdings in our subsidiaries, upon whom we are dependent for distributions.

We are a holding company whose material assets consists of our holdings in our subsidiaries. We do not have independent sources of revenue generation. Although we intend to cause our subsidiaries to make distributions to us in an amount necessary to cover our obligations, expenses, taxes and any dividends we may declare, if one or more of our operating subsidiaries became restricted from making distributions under the provisions of any debt or other agreements or applicable laws to which it is subject, or is otherwise unable to make such distributions, it could have a material adverse effect on our financial condition and liquidity.

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

As a foreign private issuer under the rules and regulations of the SEC, we are exempt from a number of rules under the U.S. securities laws that apply to U.S.-based issuers and are permitted to file less information with the SEC than such companies.

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

We qualify as an “emerging growth company” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we may be exempt from certain reporting and other regulatory requirements that are applicable to other U.S. public companies. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, we may not be required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); or. (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we cease to be an emerging growth company. We cannot predict if investors will view our ordinary shares as less attractive because we may rely on these exemptions. If some investors find our ordinary shares to be less attractive, there may be a less active trading market for our ordinary shares, which could materially and adversely affect the price and the liquidity of our ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower International PLC was incorporated on February 1, 2016 under the laws of England and Wales, with company number 09978410, as a public company limited by shares. At the time, it had subsidiaries in the United Kingdom (“U.K.”) and the United States of America (“U.S.”) and was, itself, a wholly-owned subsidiary of Arowana International Limited (“AWN”), an Australian public company traded on the Australian Securities Exchange under the symbol “AWN”.

VivoPower is an international solar power producer that develops, owns and operates photovoltaic (“PV”) solar projects. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its operating portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

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

Contemporaneously with the Business Combination, the Company completed the acquisitions of VivoPower Pty Limited (“VivoPower Australia”) and Aevitas O Holdings Pty Ltd., the parent of Aevitas Group Limited (“Aevitas”), for a total cash consideration of $10.1 million. We acquired VivoPower Australia for aggregate consideration of $23.1 million, consisting of $0.6 million of cash and the remainder in shares of VivoPower International PLC. Aevitas was acquired for a cash consideration of $9.5 million.

VivoPower Australia was established on August 8, 2014 as a proprietary limited company in Australia. The primary business activity of VivoPower Australia is to invest in the origination, development, construction, financing, operation and optimization of solar electricity generation and storage facilities in Australia. Its initial majority shareholder was Hadouken Pty Limited (an entity associated with VivoPower Australia management), with AWN subsequently acquiring an initial interest in VivoPower Australia on or around August 29, 2014 through its shareholding in the Arowana Australasian Special Situations Fund 1. Other shareholders included Aevitas, VivoPower Australia management as well as Arowana Energy Holdings Pty Ltd, a wholly-owned subsidiary of AWN. Following the Business Combination, 80.1% of VivoPower Australia’s ordinary shares are held by VivoPower International Services Ltd and 19.9% are held by Aevitas.

Aevitas O Holdings Pty Ltd was established on June 1, 2016 and is an Australian proprietary limited company. It held options to acquire 99.9% of the shares in Aevitas, an Australian unlisted public company established on February 28, 2013. The primary business activity of Aevitas is to provide solar energy and power generation solutions to over 650 active clients in New South Wales, Australia, including the design, supply, installation and maintenance of power and control systems, with an increasing focus on solar energy and storage, as well as energy efficiency products and strategies.

VivoPower has 32 subsidiary and associated entities, including VivoPower Australia and Aevitas. See “Item 5.B. Liquidity and Capital Resources – Investing Activities” for a list of each subsidiary and its address.

Corporate and Other Information

Our registered office is located at 91 Wimpole Street, Marylebone, London W1G 0EF, United Kingdom. Our telephone number is +44-203-871-2800.

B. Business Overview

VivoPower is an international solar power producer that develops, owns and operates PV solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia. Management analyzes our business in three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants. Power Services is represented by Aevitas operating in Australia and its focus on the design, supply, installation and maintenance of power and control systems. Corporate Office is the Company’s corporate functions, including costs to maintain Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Solar Development

Over the last six months, VivoPower has executed a strategic shift to prioritize its solar development initiatives in the United States and Australia, and to cease initiatives in Latin America, Europe and Asia. Importantly, the Company has determined that our previous strategy of acquiring developed solar projects from third-party developers to sell to long term owners (the “build, transfer, operate” or “BTO” model) was not sufficiently profitable due to increased competition from strategic and institutional investors seeking acquisitions directly from developers before commercial operations had begun.

We believe that a unique market opportunity exists in solar development as a result of three powerful trends: (i) an accelerating demand for solar power generation by energy users, fueled by continued declines in the Levelized Cost of Energy (“LCOE”), as well as the increasing Corporate Social Responsibility (“CSR”) requirements; (ii) continued reduction in the cost of developing, designing and constructing solar electrical generation facilities as well as commercial viability of new technologies such as battery storage; and, (iii) increased availability and reduced cost of institutional and corporate capital for solar projects.

Successful solar development requires an experienced team that can manage many work streams on a parallel path, from initially identifying attractive locations to completing on time and budget. This process involves achieving key milestones such as site control, permitting, interconnection and transmission, design and engineering, power marketing, equipment procurement and financing. We have the ability to identify attractive projects and the capacity to create value by controlling development and construction to ensure that projects are not only built on time and on budget but are also able to generate attractive returns to institutional investors.

Since long-term investors typically value projects on the basis of long term rates of return (IRR), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed.

With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market, and we target a multiple of invested capital (“MOIC”) of approximately 1.75x - 2.00x. To achieve this return, we focus on managing capital in a disciplined manner during the early development stages and obtaining lower cost capital once projects achieve an advanced stage.

The stages of solar development can be broadly characterized as: (i) early stage; (ii) advanced stage; (iii) construction stage; and (iv) operations stage. Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting, and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project. This stage requires very little capital deployment, and we seek to have a broad set of development projects that have different characteristics to minimize project concentration risks.

During the mid-stage development period, we pursue the following stringent set of development criteria:

●

Transmission Interconnection Study. Identification of a point of interconnection to the transmission or distribution system, obtained a queue position with the relevant electric system operator and commenced or completed a system impact study (or equivalent). A system impact study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

●

Solar Insolation Estimate (PVsyst). Obtained a PVsyst solar report, the solar industry standard software report, which gathers solar insolation information and incorporates the characteristics and design of the proposed solar project to create an expected energy output for the project.

●

Environmental Impact Study and Permitting. Completion of an environmental impact study (or equivalent) as a prerequisite to obtaining the key permits necessary for the construction and operation of our project. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits shortly before financing close and start of construction. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits for the construction and operation of our solar project.

Once achieving mid-stage development criteria, a project is considered to be at an advanced stage, which indicates a high degree of confidence for successful completion. The most important goal of this stage is to obtain a revenue contract to sell power to a credit worthy counterparty, usually through a Power Purchase Agreement (PPA), which supports third-party financing. Long-term PPAs range from 10-25 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets.

Once achieving an advanced stage, a project will enter the construction stage. During this stage, key contracts such as the PPA and interconnection agreements are finalized and executed. Estimated costs to build and operate the project are determined with selected contractors, internal technical resources and engineers. All the definitive contracts between the projects, financing parties and the EPC firm who will build the project may be executed, and the construction is completed, so that the project can be commissioned and interconnected to the grid, achieving its commercial operations date (“COD”) under the PPA.

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realize revenues from the sale of power.

From a capital perspective, each phase of development requires a different level of capital commitment, which we manage carefully to minimize our risks and to maximize our returns, as follows:

●	Early stage development generally requires deployment of capital in an amount up to 2% of the eventual cost of building the project, and is typically funded by VivoPower’s corporate working capital;

●

Advanced stage development, which can be partly funded by co-development capital partners of VivoPower, generally requires deployment of capital in an amount up to 10% of the eventual cost of building the project;

●

Construction Stage development requires funding for 100% of the cost of building the project, which funding may be arranged and/or obtained by VivoPower from a variety of capital sources, including construction loans, tax equity investments, as well as construction equity investments, in an amount that depends on debt capacity of the project among other factors; and,

●	The Operations Stage requires no additional funding, although the construction stage financing may be refinanced with lower cost and longer-term debt, depending on market conditions.

VivoPower takes an opportunistic approach to solar development and engages with capital partners at various stages of the development process, depending on the specific project. Some or all of the below may be applicable to any particular project, and in any given reporting period we may be reporting some, none, or all of these revenues:

●

Gains on the sale of some or all of VivoPower’s equity interests in projects, typically at the advanced, construction, or operations stage. Considerable value is added throughout the process from initial identification of a development project to a project with an agreed PPA and interconnection agreement with the utility. Sale of equity interests at this stage generates a gain on sale of an investment asset, which recognizes the increase in value of a late-stage project over an early stage project.

●

Development fees are earned by VivoPower to manage the construction of the project on behalf of project investors. As noted above, when a project enters the construction stage and the majority or all the equity has been sold to investors, we enter into a development services agreement with the investors to provide development services in consideration for a development fee. The specific development services generally include, among other services: (a) assistance in dealing with customers, the utility, governmental agencies, local organizations, and other parties; (b) coordination of contractors, suppliers, consultants and others participating in the design or installation of the project; (c) coordination of independent engineers, environmental consultants and title reviews for assessment of project feasibility; (d) administration and management of the project in accordance with the EPC agreement and any other supply or installation contracts; (e) preparation and submission of construction loan advances or other payments under the lending arrangements for the project; and, (f) and other services.

●

Asset management fees are earned by VivoPower from contracts with project investors to manage all aspects of the on-going project operation for them. This involves care and maintenance of the asset, monitoring and reporting generation, invoicing under the PPA, payment of suppliers, maintaining accounts and producing financial reports as required.

●

Revenue from power generation is earned by VivoPower where an equity stake is retained in the project. The Company’s proportionate share of generation revenue, less operating and financing costs, is distributed on a periodic basis and is recognized in revenue.

●

Sale of Solar Renewable Energy Certificates (“SRECs”) and Large-scale Generation Certificates (“LGCs”). In certain jurisdictions within the United States, power generated from solar creates SRECs, which are certifications attached to each megawatt-hour of electricity verifying that it was produced from renewable source. SRECs can be separated from the power produced by generation and bought and sold on the open market. The end users of these SRECs fall into two major categories: (i) companies or organizations that use them to meet their sustainability targets regarding use of energy from renewable sources; and (ii) regulated enterprises such as Load Serving Entities (“LSEs”) that must meet renewable compliance requirements. The Company, through its wholly-owned subsidiary, VivoRex, LLC, has contracts to purchase all of the SRECs produced by two of the Company’s developments in North Carolina completed in 2017. The SRECs are then sold with a view to generating a profit on them, which increases the return on the project for investors. In Australia, LGCs play a similar role to SRECs in creating additional revenue from renewably-generated energy.

United States

In 2016, the Company developed its first two major solar projects, located in North Carolina, United States, known as NC-31 and NC-47 (together the “NC Projects”). VivoPower acquired 100% of these projects on June 14, 2016, and August 29, 2016, respectively. On July 29, 2016, and October 25, 2016 and prior to commencement of construction, third-party investors acquired the majority of these projects, with the Company retaining a 14.5% and 10.0% non-controlling equity interest in NC-31 and NC-47, respectively (“Residual Interests”). The Company invested $18.1 million in the year ended March 31, 2017 and an additional $3.5 million in the year ended March 31, 2018 in these projects, for a total cost of $21.6 million related to the Residual Interests. The Company entered into a development services agreement with the investors for each project, with development fees agreed of $11.6 million and $13.8 million, for the NC-31 and NC-47 projects, respectively. The first of the NC Projects, NC-31, became fully operational in March 2017, and the second, NC-47, followed in May 2017. As development fee revenue is recognized on a percentage completion basis as the value is accrued by the end user over the life of the contract, $24.6 million of development fee revenue was recognized in the year ending March 31, 2017, with the remaining $0.8 million recognized in year ended March 31, 2018. Subsequent to March 31, 2018, the Company sold the Residual Interests to the majority investor in the projects (see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Impairment of Assets” for further details).

Pursuant to our strategy, in April 2017, we used the proceeds of our development profit related to the NC Projects for the acquisition of a 50% interest in a joint venture (the “ISS Joint Venture”) with the early-stage solar development company, Innovative Solar Systems, LLC from whom we had initially acquired the NC Projects. The ISS Joint Venture owns a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts DC. As the projects in the ISS Joint Venture reach an advanced stage, the manager of the ISS Joint Venture must first present them to VivoPower under a right of first refusal to purchase such projects from the ISS Joint Venture at a fixed price. It is expected that the first project will become development ready and be presented to the Company under the right of first refusal for potential acquisition in July 2018. VivoPower anticipates that the ISS Joint Venture will provide the opportunity to generate revenues and profits for several years as the individual projects in the portfolio mature. Furthermore, we believe that the value of the projects in the portfolio will increase given the Company’s belief that solar equipment and installation costs will continue to fall at a rapid rate, which would increase the revenue the Company could generate from the projects.

Under the terms of the ISS Joint Venture, the Company committed to invest $14.9 million in the ISS Joint Venture for a 50% equity interest in the portfolio of 38 projects, an amount which included $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. In addition, an initial capital contribution of $0.5 million was made on behalf of the Company by a top-tier U.S.-based solar EPC firm, in consideration for a right to provide certain engineering services related to the ISS Joint Venture portfolio projects. The $14.9 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. The Company contributed to the ISS Joint Venture an additional $12.4 million of the $14.9 million commitment over the course of the year ended March 31, 2018, which after giving effect to the payment by the EPC firm and a proportionate amount of the commission credit, left a remaining capital commitment at March 31, 2018, of $1.3 million, which is recorded in trade and other payables.

The projects within the ISS Joint Venture are currently all in early stage or advanced stage development and are expected to be sold, constructed, and/or to commence operation during the next three fiscal years. Substantially all of these identified projects are located in attractive energy markets and in areas that we have determined have acceptable solar resources and other attractive project characteristics. For all the projects, the ISS Joint Venture has secured control of the land necessary to construct the solar facilities, identified transmission interconnection and established a strategy to obtain PPAs.

The following chart sets forth the ISS Joint Venture solar projects in development and indicates the key development criteria that have been met for each solar project:

US Solar Portfolio Development Milestone

Project	State	Capacity (MW)	Land Control	PVSyst	Environmental Impact Study	System Impact Study	Interconnection Executed	PPA Executed

FY2019 Solar Projects
IS 211	WA	54	✔	✔	✔	✔
IS 137	TX	27	✔	✔
IS 75	TX	55	✔	✔
IS 165	TX	62	✔	✔
Subtotal		198

FY2020 Solar Projects
IS 145	TX	62	✔	✔
IS 330	FL	41	✔	✔	✔
IS 320	CO	41	✔	✔	✔	✔
IS 168	FL	43	✔	✔	✔
IS 144	TX	82	✔	✔
IS 78	FL	75	✔	✔	✔	✔
IS 86	GA	27	✔	✔	✔	✔
IS 341	TX	27	✔	✔
IS 83	GA	27	✔	✔	✔	✔
IS 207	TX	83	✔	✔
IS 239	CO	55	✔	✔	✔
IS 305	TX	41	✔	✔
IS 339	OK	69	✔	✔
IS 111	GA	27	✔	✔	✔	✔
IS 244	KS	34	✔	✔
IS 107	TX	87	✔	✔
IS 177	TX	34	✔	✔
IS 90	GA	27	✔	✔	✔	✔
IS 267	OK	41	✔	✔
IS 195	TX	41	✔	✔
IS 229	KS	69	✔	✔
IS 84	SC	30	✔	✔	✔	✔
Subtotal		1,066

FY2021 Solar Projects
IS 88	NM	87	✔	✔	✔
IS 112	GA	20	✔	✔	✔	✔
IS 307	TX	50	✔	✔	✔
IS 76	SC	21	✔	✔	✔
IS 291	KS	34	✔	✔
IS 371	CO	86	✔	✔	✔
IS 129	SC	26	✔	✔	✔
IS 269	CO	55	✔	✔	✔
IS 132	SC	26	✔	✔	✔
IS 276	TX	50	✔	✔	✔
IS 370	WA	74	✔	✔	✔
Subtotal		528

Total US Pipeline		1,793

Australia

In addition to its U.S. solar assets, VivoPower has developed and acquired a diverse portfolio of operating solar projects in Australia, totaling 2,738 kilowatts across 81 sites in every Australian state and the Australian Capital Territory. VivoPower’s Australia projects are fully-contracted with high-quality commercial, municipal and non-profit customers under long-term power purchase agreements.

In May 2017, to further support our strategy in Australia, VivoPower entered into an alliance agreement with ReNu Energy Limited (ASX: RNE) of Australia, pursuant to which ReNu Energy has a right of first offer to acquire solar projects originated by VivoPower in Australia below 5 megawatts in size (the “Alliance Agreement”) for the five-year term of the agreement, which may be extended by VivoPower for a further five years. Under the terms of the Alliance Agreement, ReNu Energy will pay an annual alliance fee calculated based on the total megawatts of projects acquired from VivoPower within the prior five-year period. For each project acquired, ReNu Energy will also pay an up-front origination fee to VivoPower and will generally enter into a long-term agreement under which VivoPower will provide asset management services.

In September 2017, VivoPower announced the sale of the 600-kilowatt Amaroo Solar PV Project, the largest rooftop solar project in the Australian Capital Territory, to ReNu Energy for a total purchase price of $1.9 million, and the sale was completed in February 2018. VivoPower continues to operate and manage the Amaroo Solar PV Project on behalf of ReNu Energy, in addition to operating all of our owned projects across the country.

VivoPower continues to opportunistically pursue attractive monetization opportunities for its operating Australian assets, through both third-party sales as well as potential alternative methods, such as asset securitization.

In addition to the owned and operating projects, VivoPower is continuing to develop and finance new solar projects throughout Australia, both individually and with experienced partners. In January 2018, VivoPower, in partnership with leading Australian solar installer, Autonomous Energy, was appointed as a preferred supplier for solar power purchase agreements for the New South Wales state and local government, enabling government councils and other organizations to acquire solar goods and services from VivoPower. In February 2018, VivoPower signed a term sheet for the development of a portfolio of utility-scale solar projects in New South Wales, to total 50 megawatts or more, with an established Australian engineering partner. VivoPower is involved in discussions with numerous large corporate and municipal electricity offtakers throughout Australia for the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects to help those customers meet their renewable energy procurement goals. In many cases, VivoPower is working with Aevitas for the design, engineering and construction of these new solar PV projects. Our relationship with Aevitas positions us favorably against competing solar developers in Australia who must contract with independent EPC firms for the construction of their solar projects.

Power Services

VivoPower, through its wholly-owned Australian subsidiary, Aevitas, also provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse customer base in excess of 650 active commercial and industrial customers and is considered a trusted power adviser. Aevitas is located in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country. Aevitas was formed in 2013 through the acquisitions of J.A. Martin Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”), and was acquired by VivoPower in December 2016. Structural and cyclical factors have created a strong operating environment for Aevitas, particularly the strong growth in infrastructure investing and a recovery in the mining sector.

VivoPower is seeing the benefits of the acquisition of Aevitas in terms of leveraging its longstanding relationships with an extensive base of commercial and industrial customers to originate behind-the-meter solar projects and convert these opportunities into development revenues. In addition, the Alliance Agreement signed with ReNu Energy Limited is expected to enhance our ability to transfer projects for which we can provide ongoing power services.

Aevitas has several core competencies, encompassing a range of electrical, mechanical and non-destructive testing services, including:

●	Switchboards & Motor Control Centres (“MCCs”): includes supply and design of switchboards and MCCs, the core of any electrical distribution network;

●	Power Generation & Distribution: includes the design, supply, installation and maintenance of standby generators, control systems and switchboards;

●	Electric Motors: includes design of customized motor solutions to fit legacy infrastructure and advice on the latest energy efficient motors; and,

●	Non-Destructive Testing: includes electrical and mechanical preventative and diagnostic testing services including solar panel arrays.

J.A. Martin

Founded in 1968, J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in NSW, for more than 50 years.

J.A. Martin operates from three premises in New South Wales, including a factory in Newcastle which manufactures, and services customized industrial switchboards and motor control centers. It has two office and workshop facilities, in the Hunter Valley for servicing the infrastructure, mining and industrial sectors, and in the Liverpool Plains for servicing customers in the infrastructure and mining sectors.

J.A. Martin has several core competencies, which include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering, project management for mining, infrastructure and industrial applications; solar farm electrical contracting and EPC; electrical maintenance and servicing (with a service fleet of 70 service vehicles); and, industrial, mining and infrastructure CCTV and data cabling.

The Australian solar generation market is demonstrating a strong growth profile. Bloomberg New Energy Finance (“BNEF”) predicts that investment in large-scale solar will total $2.3 billion in 2018. In addition, there is significant growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. J.A. Martin has recently completed the provision of electrical installation and services for two new solar farms (totaling 4.8 megawatts and 9.7 megawatts, respectively). J.A. Martin is now approved by the Clean Energy Council (CEC) to be able to complete the entire EPC process, not just the electrical component, and is very well positioned competitively to leverage the strong growth outlook for Australian solar.

Kenshaw

Founded in 1981, Kenshaw has a unique mix of electrical, mechanical and non-destructive testing capabilities for customers across a broad range of industries, operating from its base in Newcastle, New South Wales. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of power generation solutions, products and services across the entire life-cycle for electric motors, power generation, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to long-standing clients ranging from data centers, mining and agriculture to aged care, hospitals, transport and utility services.

Kenshaw has several core competencies, which include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; non-destructive testing services including crack testing; diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

A key market for Kenshaw is the data center sector and we are benefiting from this growth through its long-term relationship with one of Australia’s leading data center companies, Canberra Data Centre (CDC). Kenshaw has been engaged by CDC since 2012 to install and maintain generators, a capability that Kenshaw is leveraging with other data centers.

A second market for Kenshaw is the growth in aged care facilities, which, according to a 2015 Intergenerational Report by the Australian Treasury Department, is expected to require the development of approximately 76,000 new locations by 2024 in order to meet demand, as the number of Australians aged 65 years and over is forecast to more than double over the next 40 years. Kenshaw has built up significant experience through servicing longstanding customers such as Hunter New England Health, Anglican Care, and BUPA for which it delivers customized back up power solutions and services as well as generator and thermal imaging services.

While maintaining and growing its core competency in power generation, Kenshaw is working to extend its strategy to include battery storage solutions. Battery storage is rapidly becoming commercially viable and will shortly become a standard feature in both solar and other commercial applications. BNEF reports that more than five gigawatts of storage projects were initiated in Australia during 2017 and expects the market to continue to grow strongly. Accordingly, Kenshaw is evaluating a number of battery manufacturers to seek preferred supplier arrangements and commence revenue generation.

Industry Background

Solar power is the world’s largest potential energy source and is the fastest-growing form of renewable energy. Between 2003 and 2017, cumulative installed solar capacity increased at an average annual growth rate of 43%, according to the International Energy Agency (“IEA”) [2018 Snapshot of Global Photovoltaic Markets] and the European Photovoltaic Industry Association (“EPIA”) [Global Market Outlook for Photovoltaics 2014-2018]. Yet, solar energy’s contribution to global energy generation remains insignificant, contributing less than 2% globally, even as panel costs have dropped more than 92% over the same period, according to BNEF [Q12018 Global PV Market Outlook].

As noted above, battery storage is rapidly becoming commercially viable and will shortly become a standard feature of our solar projects. VivoPower is actively evaluating battery storage technology in all of our potential solar projects. We believe that battery storage will help lower grid-wide peaks, smooth intraday variations and accelerate the reduction of fossil-fueled generation, and replace it with cleaner emission-free renewable energy.

As a result, we believe this is a pivotal moment in the acceleration of energy industry change. Commercial and industrial customers worldwide have recognized the economic and strategic benefits of shifting their power source to low carbon generation. Appetite for renewable energy among corporations is increasing quickly, as demonstrated by the organization RE100. RE100 is a collection of 122 major global corporations that have committed to source 100% of their power from renewable energy by a specified year. RE100 members collectively represent approximately 159 terawatt-hours (“TWh”) of annual demand. Furthermore, Deutsche Bank opined in a July 19, 2017, report entitled “Global Solar Demand Scenario Analysis 2017-22,” on the demand for corporate PPAs saying, “Corporate renewable energy demand is roughly 1-3 gigawatts per annum today. However, we believe this market could grow into a 5-10 gigawatt market in the next 5 -10 years driven by a combination of growing momentum among corporate buyers and positive policy developments encouraging corporate buyers. Moreover, if self-generation reaches 10% for the global industrial and commercial sectors, and solar accounts for half of the incremental demand, this can create 350 gigawatts of incremental demand for solar.”

In addition, demand for renewable energy among utilities continues to expand, as utilities respond both to the increasing cost-effectiveness of solar electricity as well as applicable renewable energy portfolio standards and similar mandates and incentives.

At the same time, strategic and institutional investors increasingly view investments in solar power projects as providing attractive opportunities, which has increased the availability of capital for the deployment of solar power generating capacity. Enabled by strong capital availability and decreasing input costs, the solar industry is growing quickly, with VivoPower’s platform sitting at what we believe is a high growth position in the industry’s value chain. While we currently focus on solar energy applications, we plan to continue to evaluate other types of power generation as well as energy efficiency and storage for possible deployment and/or investment. According to BNEF New Energy Outlook 2018, the cost of lithium-ion batteries has fallen 79% (from $1000/kWh to $209/kWh) since 2010 on a dollar per kWh basis. As these technologies continue to mature, we believe that VivoPower will be able to opportunistically expand its investments to continue its growth.

Our Current Markets

United States

The U.S. utility scale electric fleet generated 4,014,804 thousand megawatt hours (“MWh”) of electricity in 2017 according to IEA data. Approximately 30.1% of this was generated from coal-fired power stations, with gas-fired power stations contributing approximately 31.7% of generation. FERC data for utility scale generation plants of 1 megawatt or greater capacity shows that the U.S. had 1,186 gigawatts of installed generating capacity at the end of April 2018. Of this installed capacity, solar represented just 2.8%. However, FERC data shows that solar is the fastest growing utility scale generation type, with the installed base of utility scale solar plants of 1 megawatt or greater expanding at a compound average annual growth rate of 59% from 2010 to 2018.

U.S. Policy Initiatives to Encourage Solar

The U.S. has in place many incentives to encourage installation of renewable energy. The principal federal incentives as they relate to solar include:

●

Federal Investment Tax Credit (“ITC”): The ITC confers a tax credit of 30% of the eligible solar energy property basis at the time the solar generating facility is placed in service for tax purposes. The 30% ITC rate reduces in 2020 to 26%, 22% for 2021 and 10% for 2022 and years thereafter.

●

Modified Accelerated Cost Recovery System Depreciation (“MACRS”): MACRS allows an acceleration of eligible expenditure on solar energy property basis over a period of five years, notwithstanding that the economic life of a solar PV generation facility may be well over twenty-five years.

The principal state based solar incentives include:

●

Renewable Portfolio Standards (“RPS”): RPS are state based programs typically mandating electricity providers to produce or purchase a minimum level of renewable energy as part of their electricity sales mix. A total of 29 states and the District of Columbia presently have binding RPS in place.

●

A feature of many state based RPS programs is the use of Renewable Energy Credits (“RECs”) to provide a price signal to incentivize solar capacity installation. RECs enable an electricity provider who has insufficient renewable generation to meet their RPS obligation by buying credits.

●

Feed-in-Tariffs (“FIT”): Currently 6 states have FITs in place. FITs typically apply to distributed solar facilities connected to the electrical grid. They allow a solar facility owner to sell excess electricity produced back to the distribution grid. Solar FIT rates can vary depending on the time of day.

●

Net Metering: Net metering typically applies to distributed solar facilities connected to the electrical grid. Net Metering allows a customer to net surplus production from their solar systems against their consumption of electricity from the grid.

Australia

Australia possesses some of the highest solar insolation in the world. According to the Australian Department of Industry, Innovation and Science, solar PV has been the most rapidly expanding renewable energy source in the country over the last ten years, growing by 59% per year on average. However, this was from a low base and solar remains a relatively small contributor to Australia’s energy mix. Per BNEF, in 2016 about 10.1 terawatt-hours of electricity was generated from solar PV technologies representing only 4.2% of Australia’s total electricity generation and Australia is still highly reliant on heavily polluting coal generation, contributing 154 terawatt-hours or 63% of total electricity generation in 2016 [BNEF Australia County Profile].

According to BNEF, Australia installed 1.2 gigawatts of solar PV in 2017 and reached a cumulative installed capacity of 7.1 gigawatts, the vast majority of which has historically come in the form of small-scale residential and commercial roof-top systems. BNEF projects solar capacity additions in 2018 and 2019 of 1.2 gigawatts and 2.7 gigawatts, respectively [BENF 2018 Australia Energy Market Outlook]. Unlike in the past, a significant proportion of this growth is expected to come from large, utility-scale solar PV installations, with 3.6 gigawatts of utility-scale capacity expected to be added between 2018 and 2019 compared to 2.4 gigawatts of small-scale projects over the same period.

Customers

Solar Development – In this segment, we serve three categories of customers. The first category is buyers of electricity from our power plants, which consists mainly of local utilities and electricity retailers, along with commercial, industrial, and municipal customers through long-term, fixed-price PPAs. Our ability to generate revenue and profits depends on our ability to secure such PPAs for our projects and the timely payment of such parties under the PPAs. The second category is suppliers and service providers such as engineering, procurement and construction companies with whom we work to complete the development and construction of our solar projects. The third category is providers of long term equity capital to finance the solar projects that we develop, which includes strategic companies and passive institutional investors.

Power Services – Through Aevitas, we have over 650 commercial and industrial customers primarily in New South Wales, Australia. Our customers are in a wide range of industries, with a meaningful number in manufacturing, mining, data center, hospitals, and solar, all of whom rely on our products and services for essential energy infrastructure.

Suppliers

Solar Development - Our solar equipment supply strategy is based on maintaining strong relationships with leading providers of solar modules, inverters, trackers and other solar equipment. Our main solar equipment suppliers include Canadian Solar, SMA, PV Hardware, and NEXTracker. Other important suppliers for us include engineering, procurement and construction companies, such as DEPCOM and Gran Solar. We also utilize service providers to provide operations and maintenance services at our project sites. Our ability to finance and build solar power plants profitably depends on our capability to secure equipment contracts on attractive terms with such suppliers of modules, inverters and other equipment.

Power Services - Our product supply strategy is based on supplying quality reliable products competitively.

●

J.A. Martin – We utilize our strong business relationships with our many suppliers, such as Schneider Electric and NHP Electrical Engineering Products. These relationships are integral to the realization of our commercial goals and our ability to meet the demands of our customers in a very competitive marketplace.

●

Kenshaw – Our relationships with our primary suppliers enables us to sell and service their equipment as dealers or agents. We are a primary supplier and service agent for Cummins generators and WEG electric motors. Kenshaw also maintains long term relationship with other equipment manufacturers such as Toshiba and FG Wilson. This allows us to offer a complete solution to our clients with flexibility of product choice. While equipment manufacturers are vital to our success, it is the working relationships with all of our suppliers that allows us to maintain our competitive advantage in delivering orders and projects.

Intellectual Property

The agreements we enter into with suppliers generally permit us to use the intellectual property required to operate the solar power plants we develop or sell and service the product lines we represent. We are not otherwise significantly dependent on the intellectual property of third parties.

Our business is not dependent on patents or licenses. We do not currently have a material dependence on any one industrial, commercial or financial contract with suppliers or customers and we are similarly not dependent on any new manufacturing processes.

Seasonality

Solar Development - The revenue generated by our projects is principally dependent on the number of megawatt hours generated in a given time period. The quantity of electricity generation from a solar power project depends heavily on insolation conditions, which are variable from season to season and year to year. In addition, PPAs often have different rates for summer and non-summer periods. Accordingly, variability and seasonality in insolation may cause our revenues from power generation and sales of SPECs and LGCs to vary significantly from period to period. We base our decisions about which projects to acquire and develop as well as our electricity generation estimates, in part, on the findings of long-term insolation and other studies conducted on the project site and its region, which involve uncertainty and require us to exercise considerable judgment. We may make incorrect assumptions in conducting these insolation and other meteorological studies. Any of these factors could cause our projects to generate less electricity than we expect and reduce our revenue from electricity, SREC and LGC sales, which could have a material adverse effect on our business prospects, financial condition and results of operations. Variability or seasonality in electricity generations generally will not have a significant effect on revenues we earn from the gain on sale of investments, development fees, or asset management fees.

Power Services – There is no material seasonality which impacts this business.

Competition

Solar Development - The solar energy development industry is highly competitive. Competition within the industry is intense and can be expected to continue to increase. Some of our competitors have substantially more operating experience, access to financial, engineering, construction, business development or other resources important for solar energy development, larger footprints or brand recognition. We compete with energy and infrastructure funds and renewable energy companies and developers, as well as conventional power companies, to acquire, invest in and develop energy projects. Competition in the solar energy sector can be significantly affected by legal, regulatory and tax changes, as well as environmental and energy incentives provided by governmental authorities.

We believe that we can compete successfully with other market participants through our ability to source attractively-structured projects that will provide recurring long-term cash flows, enabling us to obtain access to competitively priced project financing and strong partner relationships. Some of the key attributes of our projects include long-term fixed priced PPAs, a diversified market across different geographies and regulatory environments; and cutting-edge solar technology and equipment utilized in our projects. Further contributing to our competitive strength is our approach to screening projects that offer attractive PPAs with creditworthy counterparties, as well as our significant in-house engineering expertise in both our Solar Development and Power Services businesses.

Currently, generators of renewable energy in the U.S. benefit from a range of federal, state and local governmental incentives and attributes that include, for example, the ITC. The ITC was extended in 2015, resulting in an extended expiration date for tax credits for solar facilities commencing construction before 2020 with a phase down period culminating in a permanent 10% tax credit level beginning in 2022. The ITC is a key incentive that drives deployment of solar energy projects in the United States. In Australia, generators of renewable energy benefit from a number of federal- and state-level incentives, most notably the sale of LGCs as prescribed by the national Renewable Energy Target (“RET”).

Key competitive considerations in the market for solar power plants include the following:

•	PPA rates
•	Availability of incentives
•	Savings on electricity costs
•	Cost and speed of installation
•	Electricity production of the power plant
•	Strength of alliance relationships
•	Availability and terms of project financing for construction of power plants
•	Reputation among customers, project finance investors and industry partners
•	Customer service

Power Services – We operate in a highly competitive marketplace, and thus our customers consistently assess price, delivery, service levels and quality. Competition is generally with OEMs, wholesalers, and other companies with similar capabilities as us. Other competitive considerations in this segment are:

•	Delivery lead times of products, services and projects;
•	Customer market awareness and misinformation around inferior quality products;
•	Degree to which a product requires customization or is unique; and,
•	Aggressive margins and tactics from competitors.

We actively work to secure contracts and long-term agreements with major customers and service clients to maintain a base continuous revenue stream. This base allows the opportunity to target major projects as opportunities arise.

Regulatory Matters

Solar Development - Our business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the FERC, the U.S. Environmental Protection Agency, regional organizations that regulate wholesale electrical markets, state agencies that regulate energy development and generation and environmental matters, and foreign governmental bodies that occupy roles similar to the foregoing.

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire, or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system purchaser based on the energy produced by their solar power system. FITs pay solar system purchasers for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits and accelerated depreciate schedules permit an owner of a solar project to claim applicable credits and deduct depreciation from income on an accelerated basis on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

In addition, many states in the U.S. and Australia have adopted renewable portfolio standards or similar mechanisms which mandate that a certain portion of electricity delivered by utilities to their customers come from eligible renewable energy resources. Some states significantly expanded their renewable portfolio standards in recent years.

Our business is also affected by trade policy and regulations. Examples include tariffs on solar modules and solar cells, such as the tariffs discussed above under “Item 3. Key Information – D. Risk Factors - “U.S. tariffs that went into effect in 2018 could have a material adverse effect on our ability to successfully develop, and realize revenue from, projects in our ISS Joint Venture portfolio and, therefore, could have a significant and negative effect on our results of operations in general.” Such tariffs can have a significant impact on the pricing and supply of solar cells and solar modules.

Power Services – We continuously review our operations to ensure compliance with statutory requirements, including all applicable federal, state and local government regulations. There are no material government regulation affecting this business.

Government Subsidies

Solar Development - Solar energy generation assets currently benefit from, or are affected by, various national, state and local governmental incentives and regulatory policies. If any of the laws or governmental regulations or policies that support renewable energy change, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Power Services – There are no government subsidies applicable to this business.

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

C. Organizational Structure

VivoPower has 32 subsidiaries and associate undertakings (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at March 31, 2018.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower International Holdings Limited	United Kingdom	100%	Dormant
VivoPower USA, LLC	United States	100%	Operating company
VivoRex, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Holding company
VivoPower US-NC-47, LLC	United States	100%	Holding company
VivoPower (USA) Development, LLC	United States	100%	Holding company
VivoPower Pty Limited	Australia	100%	Operating company
VivoPower WA Pty Limited	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Holding company
VVP Project 2 Pty Limited	Australia	100%	Dormant
Amaroo Solar Tco Pty Limited	Australia	100%	Holding company
Amaroo Solar Hco Pty Limited	Australia	100%	Holding company
Amaroo Solar Fco Pty Limited	Australia	100%	Holding company
Amaroo Solar Pty Limited	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
ACN 613885224 Pty Limited	Australia	100%	Dormant
Juice Capital Fund 1 Pty Limited	Australia	100%	Holding company
Aevitas O Holdings Pty Limited	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Limited	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
JA Martin Electrical Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Singapore Pte Limited	Singapore	100%	Operating company

Associate and Joint Venture Undertakings	Incorporated	% Owned	Purpose
VivoPower Philippines Inc.	Philippines	64%	Operating company
VivoPower RE Solutions Inc.	Philippines	64%	Operating company
Innovative Solar Ventures I, LLC	United States	50%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Holding company

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC.

In addition, the Company holds our non-controlling minority investments in the NC Projects through the following companies, which are not subject to significant influence and therefore accounted for on a cost basis.

Investees	Incorporated	% Owned	Purpose
US-NC-31 Sponsor Partner, LLC	United States	14.45%	Holding company
US-NC-47 Sponsor Partner, LLC	United States	10%	Holding company

D. Property, Plant, and Equipment

Our corporate headquarters is located in London, United Kingdom where we currently lease approximately 420 square feet of space under a lease expiring in December 2018.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

The Group has minimal investment in plant and equipment, with $0.8 million invested in plant & equipment in fiscal 2018 (including solar panel systems) ($1.3 million in fiscal 2017), $0.8 million invested in vehicle assets in fiscal 2018 ($0.6 million in fiscal 2017), of which $0.6 million were held under finance leases ($0.3 million in fiscal 2017), and $0.3 million invested in computer equipment and leasehold improvements ($0.3 million in fiscal 2017).

In addition, as part of our business model, we invest in solar development projects that include long-term leases, easements or other real property rights relating to the property on which such projects are developed. Some of these projects, such as the NC Projects, are material to our business but not consolidated in our financial results as our minority equity interest is not subject to significant influence and therefore is accounted for on a cost basis.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including, but not limited to, the risks discussed in this Annual Report in “Item 3. Key Information - D. Risk Factors” or in other parts of this Annual Report. Our audited consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are presented in U.S. dollars.

A. Operating Results

Overview

VivoPower is an international solar power producer that develops, owns and operates photovoltaic (PV) solar projects in a capital efficient manner. VivoPower operates its business through three operating segments: (i) Solar Development, (ii) Power Services, and (iii) Corporate Office, each as described more fully below.

During the year ended March 31, 2018, the Company and its subsidiaries (the “Group”) generated revenue of $33.6 million, gross profit of $5.1 million, operating loss of $7.6 million, and net loss of $27.9 million. For the year ended March 31, 2017, the Group generated revenue of $32.3 million, gross profit of $27.2 million, operating profit of $17.3 million and net profit of $5.6 million. There were no measurable operations in the two-month period of 2016 for which to compare the current or prior year results.

The results of operations for the year ended March 31, 2018 were significantly influenced by a change in the mix of operations. In the prior year ended March 31, 2017, our operations were dominated by the completion of the Group’s first solar project, NC-31, and near completion of a second project, NC-47, both located in North Carolina, United States (together, the “NC Projects”). These NC Projects contributed $24.6 million to revenue and gross profit in fiscal year 2017. In addition, a $1.6 million preferred supplier agreement was recognized in revenue and gross profit during that year. Aevitas Group Limited (“Aevitas”) had been acquired only three months prior to March 31, 2017, and accordingly contributed a lesser amount of $5.6 million to revenue and $0.7 million to gross profit.

This is in contrast to the current year ended March 31, 2018, wherein $0.8 million was contributed to revenue and gross profit from the completion of the NC Projects and a full year of operation of Aevitas contributed $31.8 million of revenue and $4.3 million of gross profit. None of the 38 solar projects in the ISS Joint Venture achieved a construction stage of development during the year and accordingly did not contribute to profitability in the year ended March 31, 2018.

The results of operations for the year ended March 31, 2018, reflect higher general and administrative costs, which included $2.4 million annualized effect of the Aevitas and VivoPower Australia acquisitions in the prior year (only three months of operations were included in the year ended March 21, 2017) and $3.1 million of non-recurring remuneration costs and consulting fees. As a result of the strategic restructuring of our business, a number of employees and contractors were transitioned from the business and accordingly $1.5 million of remuneration expense in the year ended March 31, 2018, will be non-recurring. In addition, AWN re-charged $1.6 million of third-party consulting fees to the Company related to our solar development business. These services included international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017. These costs by their nature were one-time and are not expected to recur in the future.

The results of operations for the year ended March 31, 2018, were further negatively impacted by $1.9 million of one-time restructuring costs, $10.2 million impairment of assets and $11.1million impairment of goodwill. The $1.9 million of one-time restructuring costs represented the costs of streamlining our solar development activities to focus on U.S. and Australian investments only and legal fees related to the restructuring, all as further described below in this section under “Restructuring Costs.” The impairment of assets relates to the sale, subsequent to the year-end, of the Company’s 14.5% and 10.0% equity interests, respectively, in the NC-31 and NC-47 projects, the $11.4 million balance of which has been reflected as assets held for sale within current assets at March 31, 2018. The impairment is further discussed below in this section under “Impairment of Assets.” The impairment of goodwill relates to goodwill acquired in the acquisition of VivoPower Australia as part of the Business Combination ($10.5 million) and the first-time consolidation of three Philippine-based controlled entities ($0.6 million), all as further discussed below in this section under “Impairment of Goodwill.”

Management analyzes our business in three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants. Power Services is represented by Aevitas operating in Australia and its focus on the design, supply, installation and maintenance of power and control systems. Corporate Office is the Company’s corporate functions, including costs to maintain Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom. The following are the results of operations for the years ended March 31 by reportable segment:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	$1,840	$31,807	$-	$33,647
Costs of sales	(1,042)	(27,482)	-	(28,524)
Gross profit	798	4,325	-	5,123
General and administrative expenses	(6,468)	(2,173)	(4,173)	(12,814)
Gain on sale of assets	1,143	213	-	1,356
Depreciation and amortization	(19)	(1,233)	(8)	(1,260)
Operating (loss)/profit	(4,546)	1,132	(4,181)	(7,595)
Restructuring costs	(964)	(335)	(574)	(1,873)
Impairment of assets	(10,191)	-	-	(10,191)
Impairment of goodwill	(11,092)	-	-	(11,092)
Transaction costs	-	-	-	-
Finance expense – net	(400)	(1,283)	(1,703)	(3,386)
(Loss)/profit before taxation	(27,193)	(486)	(6,458)	(34,137)
Income tax expense	6,291	(85)	52	6,258
(Loss)/profit for the year	$(20,902)	$(571)	$(6,406)	$(27,879)

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	$26,636	$5,614	$-	$32,250
Costs of sales	(29)	(4,948)	-	(4,977)
Gross profit	26,607	666	-	27,273
General and administrative expenses	(4,544)	(598)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(4)	(646)	(1)	(651)
Operating profit/(loss)	22,059	(578)	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense – net	(174)	(363)	(50)	(587)
Profit/(loss) before taxation	21,885	(941)	(10,025)	10,919
Income tax expense	(6,078)	294	446	(5,338)
Profit/(loss) for the year	$15,807	$(647)	$(9,579)	$5,581

As the company was formed on February 1, 2016, only administrative expenses of $0.3 million were reported in the two-month period ended March 31, 2016 and relate entirely to the Corporate Office segment.

While overall revenue rose $1.4 million year-over-year from 2017 to 2018, the revenue in the current year was largely generated from a full twelve months of operation within the Power Services segment (Aevitas), which had a lower gross profit margin of 13.6% (2017: 11.9%) than Solar Development activities. General and administrative expenses were actively managed down across the business, including in Power Services segment, which represented twelve months of operation in the current year compared to three months in the prior year as Aevitas was acquired on December 29, 2016. Amortization expense was higher in the Power Services business year-over-year due to a full year amortization of intangible assets acquired as part of the Aevitas and VivoPower Australia acquisitions on December 29, 2016.

A gain on the sale of solar assets arose in the current year in the Australian business as the Amaroo solar project was sold to ReNu Energy under the terms of the Alliance Agreement and, as noted above and discussed in more detail below, while our results of operations were negatively impacted by $5.0 million of one-time restructuring costs, $10.2 million impairment of assets, and $11.1 million impairment of goodwill.

Financing costs increased year-over-year predominately due to the full year impact of the convertible loan notes and preferred share financing in Power Services (Aevitas) and the $19.0 million AWN related party loan advanced in the prior year. In addition, $0.4 million of borrowing costs was incurred in the current year related to a $2.0 million short-term loan (“DEPCOM Loan”) provided by SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm that was involved in the development of the NC Projects.

As of March 31, 2018, the Group had net assets of $37.0 (2017: $64.6) million, with intangible assets, including goodwill of $36.4 (2017: $46.3) million and investments of $14.1 (2017: $18.1) million.

As of March 31, 2018, the Group’s current assets were $21.3 (2017: $30.8) million, which was comprised of $1.9 (2017: $11.0) million of cash and cash equivalents, $7.9 (2017: $19.8) million of trade and other receivables, and $11.4 (2017: nil) million of assets held for sale related to the NC Projects. Current liabilities were $20.6 (2017: $12.2) million, which resulted in a current asset-to-liability ratio of 1.03:1 (2017: 2.53:1) at year-end.

Cash used for the year was $9.0 (2017: cash generated $11.0) million, arising from cash generated by operating activities of $8.9 (2017: $6.3) million, cash used in investing activities of $16.6 (2017: $26.7) million, and cash used in financing activities of $1.3 (2017: cash generated $31.4) million. At March 31, 2018, the Group had cash reserves of $1.9 (2017: $11.0) million and debt of $22.3 (2017: $20.3) million, giving a net debt position of $20.4 (2017: $9.3) million.

Investing activities in the current year were comprised of a $14.1 million investment in the ISS Joint Venture, $3.6 million investment in the NC Projects, purchase of $0.6 million of operating assets in Power Services (Aevitas) businesses, $0.6 million investment in a solar project in Australia, offset by $2.3 million proceeds on sale of assets, principally the sale of the Amaroo solar project. Of the total $14.1 million investment in the ISS Joint Venture, only $12.8 million was funded during the year ended March 31, 2018, with the remaining $1.3 million commitment recorded as a current liability in trade and other payables.

Financing activities included finance lease borrowings of $0.3 million, net of repayments, on motor vehicle assets in Power Services (Aevitas) businesses, $2.0 million proceeds of the DEPCOM Loan, and a $0.8 million short-term loan from AWN, offset by finance expense of $3.4 million and repayment of bank loan on the sale of the Amaroo solar project.

Revenue

Revenue for the year ended March 31, 2018, increased $1.4 million to $33.7 million, from $32.3 million in the prior year. As the company was formed in February 1, 2016, there were no reportable revenues in the two-month period ended March 31, 2016.

Revenue by product and service is follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Development fees	$828	$24,555	$-
Electrical products and related services	31,631	5,615	-
Other revenue	1,188	2,080	-
Total revenue	$33,647	$32,250	$-

Development fee revenue for the year ended March 31, 2018 of $0.8 million was earned on the final stage of completion of the second of the two NC Projects. A total of $25.4 million in development fees were earned on the two NC Projects, with $24.6 million being recognized in the year ended March 31, 2017, and the final $0.8 million recognized in the current year. Solar development fee revenue is recognized on a percentage completion basis meaning that projects are invoiced upon substantial completion and revenue is accrued as a project progresses through different stages of completion. Deferred revenue as of March 31, 2018, related to the NC Projects was $ nil (2017: $13.2) million.

Development fee revenue is earned to manage the construction of projects on behalf of investors and accordingly, only earned when a project reaches the construction stage of development. Since the completion of the second NC Project in May 2017, no other projects have matured to the construction stage of development. The number and type of these projects that become ready for construction in any reporting period may vary widely and as a result, will cause substantial variations in our operating results as the solar development revenue derived from each individual project is significant.

The sale of electrical products and related services is generated from Australia-based business of Aevitas focused on the design, supply, installation and maintenance of power and control systems. Revenue generated through the Aevitas operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced and the revenue is then recognized. The revenue reported for power services for the year ended March 31, 2018, represents twelve months of operation, compared to the prior year ended March 31, 2017, which represented only three months of operation as Aevitas was acquired on December 29, 2016.

Other revenue for the year ended March 31, 2018, includes $0.4 million from the sale of Solar Renewable Energy Certificates (“SRECs”) purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost, asset management fees of $0.2 million earned from provision of management services to the NC Projects, $0.1 million power generation income from Australian solar projects, and $0.2 million of miscellaneous other revenue in Aevitas.

The Company has a ten-year contract with the NC Projects to purchase all of the SRECs produced by the projects over that time period. SRECs are a form of renewable energy certificate or “green tag” existing in the United States. SRECs exist in states, like North Carolina, that have Renewable Portfolio Standard (“RPS”) legislation with specific requirements for electricity suppliers to secure a portion of their power from solar generators. Under the SREC program, one SREC is created for every megawatt-hour of solar power generated and is sold separately from the power and represents the “solar” aspect of the electricity that was produced. All of the SRECs purchased by the Company from the NC-47 project are sold to one commercial customer under a five-year contract, which generated $0.3 million of the revenue reported, and the SRECs purchased from NC-31 project are sold at a lower price through the wholesale market to businesses looking to meet their solar RPS requirement or otherwise meet energy sustainability targets, which generated $0.1 million of the revenue reported.

Other revenue for the year ended March 31, 2017 was comprised of a $1.6 million from a global preferred supplier agreement, $0.4 million earnings distribution related to the equity investment in the NC Projects carried at cost, and $0.1 million power generation income from Australian solar projects.

 Revenue by geographic location is follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
United States	$1,662	$24,945	$-
Australia	31,985	5,705	-
United Kingdom	-	1,600	-
Total revenue	$33,647	$32,250	$-

Reflecting the change in mix of operations contributing to revenue in the most recent year between solar development fees and power services as discussed above, only $1.7 million of revenue, or 0.5%, was generated in the United States during the year ended March 31, 2018, as compared with $24.9 million, or 77.3%, in the prior year.

United States revenue of $1.7 million for the year ended March 31, 2018, includes $0.8 million of solar development fees and $0.9 million of other revenue from the sale of SREC’s ($0.4 million), distribution of earnings from the NC Projects ($0.3 million), and provision of management services to the NC Projects ($0.2 million). This compares to total United States revenue of $24.9 million in the prior year, which was comprised of $24.6 million of solar development fees on the NC Projects and $0.3 million distribution of earnings from the NC Projects. The difference was largely due to no solar development projects achieving an advanced stage of development during the year ended March 31, 2018 and accordingly not contributing to revenue during that year.

Australian revenue of $32.0 million for the year ended March 31, 2018, is comprised of $31.7 million of revenue from power services provided by Aevitas, $0.2 million of miscellaneous other revenue earned by Aevitas, and $0.1 million of power generation income from Australian solar projects. This compares to total Australian revenue of $5.7 million in the prior year, comprised of $5.6 million of power service revenue provided by Aevitas in the three months of operation following acquisition on December 29, 2016, and $0.1 million of power generation income from Australian solar projects. The difference in Australian revenue is primarily due to the fact that our prior year results reflected only approximately three months of Aevitas results of operations.

Revenue in the United Kingdom for the year ended March 31, 2017, was earned from a one-time global preferred supplier arrangement with one supplier that was recognized as revenue when the legal obligation to pay had been satisfied.

No more than 10% of revenue was earned from any one customer in the year ended March 31, 2018. In the prior year, 40.3% of revenue was earned from one customer and 35.8% of revenue was earned from a second customer, both solar development revenue from the NC Projects.

Cost of Sales

Cost of sales totaled $28.5 million for the year ended March 31, 2018, and by product or service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Development fees	$-	$-	$-
Electrical products and related services	27,482	4,948	-
Other revenue	1,042	29	-
Total revenue	$28,524	$4,977	$-

Cost of sales related to electrical products and related services of $27.5 million consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales.

The cost of sales related to other revenue of $1.0 million, for the year ended March 31, 2018, is comprised of the cost of SREC purchases from the NC Projects.

As noted above, the Company has a ten-year commitment to purchase SRECs from the NC Projects. The cost of sale related to SREC revenue is comprised two components: (i) $0.6 million related to SRECs purchased from NC Projects for the year ended March 31, 2018, $0.4 million from NC-47 and $0.2m from NC-31; and, (ii) $0.4m one-time onerous contract provision, which recognizes a contract to sell the SRECs on NC-47 at a loss until April 21, 2022.

There are no costs of sales associated with the development fees. These development services were provided by salaried management and employees of the Company, whose costs for the year were fully expensed in general and administrative expenses and not specifically in cost of sales. As the role and function of these employees are multi-faceted and included responsibilities across a number of projects, business development activities, general management, and administrative functions, we did not distinguish between those costs which specifically relate to the performance obligations under the solar development contract and those related to other general and administrative costs.

Cost of sales of other revenue for the year ended March 31, 2017 is related to the 0.3 million related to the $0.1 million power generation revenue from Australian solar projects. The other revenue for the year ended March 31, 2017, comprised of a $1.6 million from a global preferred supplier agreement and $0.4 million earnings distribution related to the equity investment in the NC Projects, had no associated cost of revenue.

Gross Profit

Our gross profit is equal to revenue less cost of sales and totaled $5.5 (2017: $27.3) million for the year ended March 31, 2018. Gross profit by product and service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Development fees	$828	$24,555	$-
Electrical products and related services	4,149	667	-
Other revenue	146	2,051	-
Total revenue	$5,123	$27,273	$-

As noted above, there were no costs of sales associated with the development fees and therefore the gross margin is equal to the revenue from these activities.

The gross profit from electrical products and related services (the Aevitas business) was $4.1 million, which represents a gross margin percentage of 13.1%. This is as compared to the gross profit of $0.7 million for the year ended March 31, 2017, which represented a gross margin percentage of 11.9%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

Gross profit on other revenue includes a loss on the sale of SRECs $0.2 million, as the Company sold the SRECs for less than cost. The SRECs purchased from NC-47 that are sold to a commercial customer under a five-year contract are sold at a loss of $0.1 million per year. Accordingly, an onerous contract provision for the remaining four years of the contract totaling $0.4 million has also been recognized in the current year. The SRECs purchased from NC-31 are being sold in the wholesale market and also incurred a loss on sale of $0.1 million in the current year, but the Company is developing alternative markets for future years and believes it is more likely than not that future SRECs purchases can be sold at or above cost.

The remaining gross profit from other revenue of $0.7 million for the year ended March 31, 2018, is related to $0.3 million earnings distribution related to the equity investment in the NC Projects, asset management fees of $0.2 million earned from provision of management services to the NC Projects, and $0.2 million of miscellaneous other revenue in Aevitas.

Gross profit from other revenue for the year ended March 31, 2017, related to the $1.6 million from a global preferred supplier agreement, $0.4 million earnings distribution related to the equity investment in the NC Projects carried at cost, and $0.1 million power generation income from Australian solar projects.

General and Administrative Expenses

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
			(2 months)
Salaries and benefits	$6,422	$4,973	$102
Professional fees	4,155	2,847	106
Insurance	831	257	-
Travel	503	574	30
IT licensing and support	356	278	-
Office and other expenses	547	387	41
	$12,814	$9,316	$279

Our general and administrative expenses increased by $3.5 million to $12.8 million for the year ended March 31, 2018, compared to $9.3 million for the year ended March 31, 2017. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

The most significant impact on these expenses year-over-year was the effect of the Aevitas and VivoPower Australia acquisitions on December 29, 2016, as only three months of operations for these were included in the results reported for the year ended March 31, 2017. A full twelve months of operations were included for these businesses in the year ended March 31, 2018. The impact on general and administrative expenses of including twelve months of operations compared to three months in the prior year is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018 As Reported	Annualized Impact of 2017 Acquisitions*	2018 Like for Like	2017
Salaries and benefits	$6,422	$1,394	$5,028	$4,973
Professional fees	4,155	395	3,760	2,847
Insurance	831	151	680	257
Travel	503	69	434	574
IT licensing and support	356	108	248	278
Office and other expenses	547	240	307	387
	$12,814	$2,357	$10,457	$9,316

* General and administrative expense of Aevitas and VivoPower PTY for the nine months ended 31 March 2018.

On a like-for-like bases, salaries and benefits are $5.0 (2017: $5.0) million, or 48.1% (2017: 53.4%) of general and administrative expenses. Key management personnel account for $2.6 (2017: $3.3) million of the total salary and benefits expense. Salary and benefits includes $1.5 million of remuneration expense for the year ended March 31, 2018, that will be non-recurring as a number of employees and contractors were transitioned from the business as part of the strategic restructuring.

Professional fees at $3.8 (2017: $2.8) million on a like-for-like basis, or 36.0% (2017: 30.6%) of general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Included in professional fees for the year ended March 31, 2018 is $1.6 million of third-party consulting fees recharged to the Company by AWN related to our solar development business. These services included international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017. These costs by their nature were one-time and are not expected to recur in the future.

Insurance expense of $0.7 (2017: $0.3) million is up due to the cost of directors and officers’ liability insurance following the Company’s listing on Nasdaq on December 29, 2016. Travel expenses are $0.4 (2017: $0.6) million, or 4.2% (2017: 6.2%), and are a result of travel requirements to support the international nature of the business. IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses includes office and meeting space rental, communication and marketing, bank fees and general office administrative costs.

Gain on Sale of Assets

The total gain on sale of assets for the year ended March 31, 2018 of $1.3 million arose in the Solar Development segment of the business from the sale of the Amaroo solar project in Australia ($1.1 million gain) and the disposal of property and equipment assets by the Aevitas business ($0.2 million gain).

The Amaroo solar project in Australia was sold to ReNu Energy on February 9, 2018, under the terms of the Alliance Agreement. Pursuant to the Alliance Agreement, ReNu Energy has a right of first offer to acquire any solar projects originated by VivoPower in Australia below 5 megawatts in size. The purchase price for the Amaroo assets was $1.9 million, which were recorded as plant and equipment with a net book value at the time of sale of $0.9 million. In addition, ReNu Energy paid a $0.1 million establishment fee, which was a one-time fee payable to VivoPower on the first transaction completed under the Alliance Agreement. The proceeds from the sale (which totaled $2.0 million) were applied to repay a corresponding bank loan of VivoPower’s from ANZ Bank that had an outstanding balance of principal and interest on the transaction date of $1.0 million.

The gain of $0.2 million reflected in the Power Services segment of the business, relates to a gain on sale of assets within the Aevitas business comprised of numerous small sales of surplus vehicles as part of on-going fleet upgrade and renewal and sale of scrap materials.

Depreciation

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of March 31, 2018, was $1.9 (2017: $2.2) million.

Tangible asset	Estimated useful life (in years)
Computer equipment	3
Fixtures and fittings	3
Motor vehicles	5
Plant and equipment	3.5 to 10 years
Leasehold improvements	20 to 40 years

Amortization

Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas as part of the Business Combination. The intangible assets identified in the acquisition of Aevitas and VivoPower Australia and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Trade names	15
Customer relationships	10	and	20
Favorable supply contracts	15
Databases	3

Under IFRS, intangible assets and goodwill are subject to an annual impairment review and following the impairment review as of March 31, 2018, a goodwill impairment charge of $11.1 million was recorded for the year, as further discussed below in this section under “Impairment of Goodwill.”

An impairment review tests the recoverable amount of the cash-generating unit which gave rise to the intangible asset or goodwill in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statement of Comprehensive Income.

Restructuring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
			(2 months)
Corporate restructuring – workforce reduction	$734	$-	$-
Corporate restructuring – professional fees	566	-	-
Corporate restructuring – terminated projects	573	-	-
	$1,873	$-	$-

During the year ended March 31, 2018, the Company undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have the most potential for to generate profitability and return. Associated with this restructuring was the departure of a number of employees and contractors from our business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations, including the Comberg Claims (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings”). Terminated projects are the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons.

Impairment of Assets

Subsequent to March 31, 2018, the Company entered into an agreement to sell our 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, are $11.4 million. At March 31, 2018, the Company’s investment in the NC Projects totaled $21.6 million and accordingly, an impairment of $10.2 million was recorded and the remaining net realizable value of $11.4 million reclassified to current assets as an asset held for sale.

As part of the strategic restructuring of the business to focus on the opportunities we believe have the most potential to generate profitability and return, the Company decided that holding a non-controlling equity interest in the NC Projects was not the best use of capital and accordingly decided to sell the Company’s remaining equity interests to the majority investor in the NC Projects. The net realizable value of the minority equity interests is less than the recorded book value as the value established in the context of a sale is less than their potential future value under long-term ownership. This is largely due to the uncertainty surrounding the projected future value of merchant revenue from the projects, which is the revenue that will be available in the wholesale market for power from the projects once the current PPAs expire in 2027. The NC Projects have a 35-year economic life and both projects have PPAs which guarantee the price at which each megawatt-hour of power generated will be purchased by the utility for the first ten years of the projects (i.e. from 2017 to 2027). After the PPA expires, the utility may agree to enter another PPA or simply purchase the power on the wholesale market at a floating price determined by supply and demand for power over the course of the remaining 25 years to 2052. Predicting the future value of wholesale power so far into the future is difficult and yields a wide range of possible values, which in turn produce a wide range of possible asset values for assets-in-use. While the Company believes that a higher value would be realizable over the course of time were the equity interests retained, the outcome is by no means certain and the Company believes that redeployment of a lessor amount of capital in the ISS Joint Venture has the potential to produce far greater returns in a shorter period of time and with less uncertainty.

Impairment of Goodwill

An impairment charge of $10.5 million was recorded against the goodwill that arose on the acquisition of VivoPower Australia in the previous year. In addition, an impairment charge of $0.6 million was recorded on the first-time consolidation of three Philippine-based controlled entities.

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (‘CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows.

VivoPower Australia is a separate CGU for which goodwill was tested for impairment as at March 31, 2018. The recoverable amount was determined based on the present value of estimated future cash flows discounted at 12.1% for cash flows budgeted for the year ended March 31, 2019 and 15.1% for forecast cash flows thereafter. The Company’s strategic shift in Australia to the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects, away from our previous strategy of acquiring small developed roof-mounted solar projects from third-party developers to sell to long term owners, while expected to be more profitable in the longer-term, presents a higher degree of execution risk in the short-term as suitable opportunities need to be identified, secured and developed. In addition, the Company’s cost of capital and expected return from such projects has increased as limited capital is prioritized to the best opportunities.

VivoPower Singapore Pte Ltd, a wholly-owned subsidiary, has control over three Philippines-based subsidiaries, V.V.P. Holdings Inc., VivoPower Philippines Inc., and VivoPower RE Solutions Inc. These entities have not been previously consolidated on the basis of materiality. As the activity within these entities has continued to increase, it was deemed appropriate to consolidate them with effect from April 1, 2018. Upon initial consolidation, the Group recognized negative net assets of $0.6 million which resulted in a corresponding amount of goodwill on acquisition. This goodwill was immediately deemed impaired and the impact of the provision is included in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2018.

 Finance Expense

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding loan with AWN and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts. In addition, during the year ended March 31, 2018, the Company borrowed $2.0 million (the “DEPCOM Loan”) from SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm who delivered engineering, procurement, and related services for the NC Projects. The components of finance expense are as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
			(2 months)
AWN loan	$1,636	$171	$-
Convertible preference shares and loan notes	1,220	358	-
DEPCOM loan	217	-	-
Motor vehicle finance leases	55	6	-
Bank loan on Amaroo solar project sold during the year	17	5	-
Other finance costs	156	58	-
Foreign exchange	94	2	-
	$3,395	$600	$-

Foreign exchange expense consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. We expect our exposure to currency fluctuations to be minimal and immaterial, and as such, have not entered into any hedging contracts.

Income Tax Expense

We are subject to income tax for the year ended March 31, 2018 at rates of 19%, 22.6%, and 30% in the United Kingdom, the United States, and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2018 and 2017, we did not have any uncertain tax positions that would impact our net tax provision.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for solar power. Our business and revenues depend on the demand from investors and offtakers for solar power. The market demand for solar power is heavily influenced by a range of factors that include the relative costs of alternative sources of power, the cost of equipment and construction, transmission and distribution resources, governmental economic, fiscal, and political polices at both the federal and state levels in both the United States and Australia, as well as global economic and political factors affecting the cost, availability, and desirability of other energy sources. See “Item 3.C. Risk Factors” and “Item 4.B. Industry Background”.

Ability to secure capital at attractive rates and terms. Development, construction and sale of energy projects requires substantial amounts of capital of different forms, including various types of debt and equity financing. To develop and generate revenue from our projects, including our ISS Joint Venture, it is necessary to for us to have the ability to secure capital at attractive rates and terms and in amounts that are sufficient for us to complete development and sale of these projects.

Costs of equipment and construction for solar projects. Equipment and construction costs are a significant driver of whether a given project opportunity is attractive for us and prospective investors and offtakers. In recent decades, the installed cost of large solar projects in particular has declined by a substantial amount, increasing the competitiveness of solar energy versus alternative energy sources such as fossil fuels.

Power purchase agreements and other contracted revenue agreements. We seek investments in projects that are supported by long term power purchase agreements with credit worthy counterparties, pursuant to which the price for the sale of electricity is highly certain. We believe that long-term investors prefer projects with such characteristics and will consider such projects to be more valuable. However, it is not certain that a sufficient number of projects with such PPAs will exist, as the market could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices, and the availability of other energy sources. Power prices in the markets in which we conduct business can be volatile, and the willingness of credit-worthy counterparties to commit to purchase power from our projects may not be sufficient to support our profit expectations.

Policy incentives in the United States for renewable energy assets. U.S. and Australian federal, state and local governments have established numerous incentives and financial mechanisms, including tax incentives, to reduce the cost of renewable energy and spur the development of energy from renewable, non-carbon–based, sources. Some of the major tax incentives applied in our projects are, among others, ITC and accelerated depreciation under the MACRS. Some of the other major incentives which benefit our projects include SRECs, LGCs, net metering statutes and feed-in tariff schemes. Appetite for tax incentives on the part of investors in solar projects can be subject to change, particularly as a result of decreases in corporate tax rates such as those enacted in the United States recently, or other changes in tax frameworks.

Currency Fluctuations. We conduct business in the United States, Australia and the United Kingdom. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound and the Australian dollar.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the current year ended March 31, 2018 has been cash generated by our operating activities (which consisted principally of the collection of development fee revenue earned in the prior year) and the $2.0 million DEPCOM loan. Our principal uses of cash have been for investment in the ISS Joint Venture, business development, working capital and general corporate purposes. The timing of our development activities, including the timing of investments, capital deployments and sales of assets, can vary substantially and therefore have a substantial effect on our cash position and liquidity.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the years ended March 31, 2018, 2017 and 2016:

	Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Net cash provided by (used in) operating activities	$8,897	$6,376	$(95)
Net cash used in investing activities	(16,618)	(26,736)	(3)
Net cash provided by financing activities	$(1,310)	$31,302	$126

Operating Activities

Our net cash generated from operating activities in the year ended March 31, 2018, was $8.9 million. This net cash inflow was primarily attributable to collection of trade and other receivables of $11.5 million and an increase in trade and other payables and provisions of $7.0 million, offset by the net cash used by operations of $9.6 million. This $9.6 million used by operations consists of the $27.9 million loss, increased by $6.3 million non-cash income tax expense and $1.4 gain on sale of assets, and reduced by other non-cash and non-operating components of earnings including $10.2 million impairment of assets, $11.1 million impairment of goodwill, $3.4 million of finance expense, and $1.3 million depreciation and amortization.

This is as compared to the previous year ended March 31, 2017, which generated $6.3 million of cash from operating activities. This net cash inflow was generated from the profit for the year of $5.6 million, increased by $5.3 million non-cash income tax expense, $5.8 million non-operating exceptional and non-recurring costs, and $10.0 million increase in trade and other payables and provisions, and reduced by $21.0 million increase in trade and other receivables and $0.7 million of depreciation and amortization expense.

As the company was formed on February 1, 2016, there was no meaningful operating activities for the two-month period ended March 31, 2016.

Investing Activities

Net cash used in investing activities of $16.7 (2017: $26.7) million consisted of a $14.1 (2017: nil) million investment in the ISS Joint Venture, $3.5 (2017: $18.1) million investment in the NC Projects, purchase of $0.6 (2017: $0.1) million of operating assets in Power Services (Aevitas) businesses, $0.8 (2017: nil) million investment in a solar project in Australia, offset by $2.3 (2017: nil) million proceeds on sale of assets, principally the sale of the Amaroo solar project.

Under the terms of the ISS Joint Venture agreement the Company committed to invest $14.9 million for a 50% equity interest in the portfolio of 38 projects, an amount which included $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. In addition, an initial capital contribution of $0.5 million was made by a top-tier U.S.-based EPC firm, in consideration for a right to provide certain engineering services. The $14.9 million investment is allocated to each of the 38 projects based on monthly capital calls agreed between the parties and determined with reference to completion of specific project development milestones under an approved development budget. The Company contributed an additional $12.4 million to the ISS Joint Venture over the course of the year ended March 31, 2018, which after giving effect to the payment by the EPC firm and a proportionate amount of the commission credit, leaves a remaining capital commitment at March 31, 2018 of $1.3 million, which is recorded in trade and other payables.

During the year ended March 31, 2018, a final $3.6 million was paid to complete to complete the funding of the NC Projects, one of which was fully operational as of March 31, 2017, and the second was fully operational in May 2017.

There was no acquisition activity in the year ended March 31, 2018. In the year ended March 31, 2017, we consummated two acquisitions for a total $10.1 million, or $8.6 million net of cash acquired. These acquisitions were the Aevitas Group of Companies for cash consideration of $9.5 million, or $8.2 million net of cash acquired, and VivoPower Pty Limited for cash consideration of $0.6 million, or $0.3 million net of cash acquired.

The companies acquired in each acquisition and added to the Group were as follows:

 Aevitas Group of Companies

	Incorporated	% Owned	Purpose
Aevitas O Holdings Pty Limited	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Limited	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
JA Martin Electrical Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company

 VivoPower Pty Limited

	Incorporated	% Owned	Purpose
VivoPower Pty Limited	Australia	100%	Operating company
VivoPower WA Pty Limited	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Holding company
VVP Project 2 Pty Limited	Australia	100%	Dormant
Amaroo Solar Tco Pty Limited	Australia	100%	Holding company
Amaroo Solar Hco Pty Limited	Australia	100%	Holding company
Amaroo Solar Fco Pty Limited	Australia	100%	Holding company
Amaroo Solar Pty Limited	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
ACN 613885224 Pty Limited	Australia	100%	Dormant
VivoPower Singapore Pte Limited	Singapore	100%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Holding company
VivoPower Philippines Inc.	Philippines	64%	Operating company
VivoPower RE Solutions Inc.	Philippines	64%	Operating company

The Philippine entities above are under the control of VivoPower Singapore Pte Limited and therefore are consolidated into the consolidated financials of the Company. This is in line with IFRS 10 where it satisfies all three criteria to determine whether control exists.

As the company was formed on February 1, 2016, there was no meaningful investing activities for the two-month period ended March 31, 2016.

Financing Activities

Cash used by financing activities for the year ended March 31, 2018, was $1.3 million. This cash outflow for the current year was primarily due to financing expense of $3.4 million and a $1.0 million bank loan repayment on the sale of the Amaroo solar project in Australia, offset by $2.0 million proceeds on the DEPCOM Loan and a $0.8 million short-term loan from AWN, and a net $0.3 million of additional finance leases for motor vehicles within the Aevitas businesses.

Cash generated from financing activities for the year ended March 31, 2017 was $31.4 million. This cash inflow was primarily due to proceeds from related party borrowings of $20.0 million, proceeds from the Business Combination of $22.6 million in December 2016, and proceeds from other borrowings of $0.3 million. This cash inflow was offset by the costs of the Business Combination of $11.5 million.

Borrowing obligations outstanding at the end of the year were as follows:

	Year Ended March 31,
(US dollars in thousands)	2018	2017	2016
Current liabilities:
DEPCOM Loan	$2,000	$-	$-
AWN short-term loan	770	-	-
AWN loan – payments due next 12 months	900	-	-
Motor vehicle finance leases	285	145	-
Bank loan on Amaroo solar project	-	90	-

Non-current liabilities:
AWN loan – payments due beyond 12 months	18,092	18,992	-
Bank loan on Amaroo solar project	-	933	-
Motor vehicle finance leases	293	95	-
Total Borrowing	$22,340	$20,255	$-

The DEPCOM Loan was made in January 2018 and was subject to a loan fee of $0.3 million, as well as interest of 12% per annum, and was repaid in May 2018.

The $0.8 million short-term loan from AWN in current liabilities was made in March 2018, bore interest at 8.5% per annum, and was repaid in April 2018.

The $19.0 million loan from AWN bears interest at 8.5% per annum paid monthly in arrears. The loan is repayable in equal monthly instalments of $75,000 for twelve months beginning April 2018, with the remainder repayable in 36 equal monthly instalments thereafter; $900,000 has accordingly been classified as a current liability.

The $0.9 million ANZ Bank loan which was secured by the Amaroo project assets was repaid in February 2018 on sale of the Amaroo solar project. The loan was denominated is AUD and repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months.

Aevitas has a finance lease facility to a maximum limit of $0.6 million with Commonwealth Bank of Australia to finance its motor vehicle fleet. During the year, $0.5 million of new leases were added and $0.2 million of net principal payments were made. The obligation for future minimum lease payments under the facility are as follow:

(US dollars in thousands)	Minimum lease payments:		Present value of minimum lease payments
	2018	2017	2018	2017
Amounts payable under finance leases:
Less than one year	$291	$165	$285	$145
Later than one year but not more than five	328	107	293	95
	619	272	578	240
Future finance charges	(40)	(32)	-	-
Total obligations under finance lease	$579	$240	$-	$-

As the company was formed on February 1, 2016, there was no meaningful financing activities for the two-month period ended March 31, 2016.

Cash Reserves and Liquidity

Cash reserves at March 31, 2018, of $1.9 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	1.3 million	$1.0 million
USD	$0.9 million	$0.9 million
Grand Total		$1.9 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly by upper management to ensure the allocation best meets the coming needs of the business.

In order to provide sufficient capital and liquidity to meet our obligations as they become due and maintain operations, subsequent to March 31, 2018, the Company sold its equity interests in the NC Projects for net proceeds of $11.4 million. These cash proceeds were used to repay the DEPCOM Loan of $2.0 million, leaving the remaining liquidity available to finance the day-to-day working capital needs of the business.

As specific projects within the ISS Joint Venture mature and are purchased out of the joint venture, the Company will secure seek additional third-party financing to develop the projects to the point where the projects may successfully be sold. Developing projects in the ISS Joint Venture portfolio and any other projects in our pipeline will take substantial amounts of time and will require substantial amounts of capital, which we intend to obtain through bank loans, credit facilities or similar vehicles and potentially to a more limited extent from our own operating cash flows or other resources. We anticipate that these projects will provide the Company the opportunity to generate significant revenues and profits over the next several years as individual projects in the portfolio mature. Nonetheless, we may need additional cash in the future due to changed business or financial conditions, delays in project development or sale, the emergence of additional investment or acquisition opportunities we wish to pursue, or other factors. However, there can be no assurance that we will be able to obtain additional financing on commercially reasonable terms or at all or generate cash resources through other means. As a result, our liquidity and ability to timely pay our obligations when due could be adversely affected.

We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. We believe that our current cash and cash equivalents, proceeds from the sale of NC Projects, anticipated cash flows from operations, and additional project financing will be sufficient to meet our cash requirements for at least the next 12 months. We may, however, require additional cash or cash equivalents due to changing financial, economic or business conditions, changes in our development activities or the timing of project investments or dispositions, or other factors.

C. Research and Development, Patents and Licenses, etc.

Our business model does not currently entail substantial investment in research and development, patents or licenses other than standard third-party licenses or similar rights obtained in the ordinary course of business relating to the equipment and/or technology used in our projects.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources.

E. Off-Balance Sheet Arrangements

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations as of March 31, aggregated by type:

2018	Payments Due by Period
(US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$21,762	$3,670	$12,061	$6,031	$-
Debt obligations, interest	4,134	1,828	2,050	256	-
Finance lease obligation	619	291	328	-	-
Operating lease obligations	304	144	160	-	-
Total	$26,819	$5,933	$14,599	$6,287	$-

2017	Payments Due by Period
(US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$20,015	$90	$19,171	$179	$574
Debt obligations, interest	3,332	1,643	1,600	54	36
Finance lease obligation	272	165	107	-	-
Operating lease obligations	174	15	159	-	-
Total	$23,793	$1,913	$21,037	$233	$610

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is 91 Wimpole Street, Marylebone, London, W1G 0EF.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin	45	Non-Executive Director and Chairman	April 27, 2016
Gary Hui	49	Non-Executive Director	December 21, 2016
Edward Hyams (1) (2) (3)	67	Non-Executive Director	November 2, 2016
Peter Sermol (1) (2) (3)	56	Non-Executive Director	December 21, 2016
Shimi Shah (1) (2) (3)	47	Non-Executive Director	December 28, 2017
Carl Weatherley-White	55	Director and Executive Officer	October 4, 2017	December 28, 2017

Executive Officers:
Carl Weatherley-White	55	Chief Executive Officer	October 5, 2017
		Chief Financial Officer	April 1, 2017	October 5, 2017
Art Russell	57	Chief Financial Officer	December 1, 2017

(1)	Member of the audit committee.
(2)	Member of the remuneration committee.
(3)	Member of the nomination committee.

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 60.3% of VivoPower and is the beneficial owner of 9.2% of VivoPower through The Panaga Group Trust; Gary Hui is an executive officer of AWN but is legally employed by VivoPower and the majority of his remuneration is recharged to AWN; and Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and is seconded on a full-time basis to VivoPower.

Executive Officers

Carl Weatherley-White was appointed Chief Executive Officer effective October 5, 2017, upon the resignation of Mr. Comberg. Prior to his appointment as Chief Executive Officer, he served the Company as a director from October 4, 2017 to December 28, 2017, as Chief Financial Officer of the Company, commencing April 1, 2017, and as Group Director of Finance commencing July 13, 2016. Mr. Weatherley-White brings over twenty-five years of renewable energy transactional experience to VivoPower, with a particular focus on acquisitions, project and corporate finance, private equity and joint ventures. Previously, he was President of Lightbeam Electric Company, from December 2013 to February 2016, which aggregated a diversified, international portfolio of renewable energy projects to support an initial public offering. From January 2012 to December 2013, he was Chief Financial Officer of K Road Power Holdings, a private solar development company and portfolio company of Barclays. Prior to this, he was at Barclays from September 2008 to December 2011, where he was Managing Director and head of project finance, and Lehman Brothers from December 2005 to September 2008, and held the same role. He has global energy infrastructure transaction experience with a wide variety of private equity and strategic clients. He also led renewable energy tax equity investing at Credit Suisse and Lehman Brothers. Mr. Weatherley-White holds a Bachelor of Science with honors from Brown University and held a Graduate Fellowship in economics and political science at the University of Cape Town. He is a Chartered Financial Analyst (“CFA”) holder.

Art Russell became our Chief Financial Officer on December 1, 2017 and is on secondment to us from AWN pursuant to a Secondment Agreement (described below under Executive Agreements). Mr. Russell is an experienced CFO with over 25 years of global experience in financial management, business performance improvement and turnaround across a diverse range of industry sectors. He has worked extensively in the private equity investment space, on both sides of the investment transaction. Prior to joining VivoPower, Mr. Russell was CFO of APC Technology Group PLC (“APC”), a business listed on AIM of the London Stock Exchange, successfully turning around the business following significant loss, near business collapse, and management change. Prior to joining APC, Mr. Russell was CFO of a U.K. based private equity investment in the aviation sector owned by KKR and Investindustrial, with regional responsibility for financial management of a $350 million turnover international business through to successful exit to a FTSE 100 PLC. Previous experience includes ten years as Senior Vice President and CFO of a private equity investment firm in Canada, responsible for acquisition activity, financing, and portfolio management. Prior to this, Mr. Russell led finance for a private equity backed international marine and fuel distribution company, joining that business after eight years in audit, tax, and financial advisory services at Deloitte. Mr. Russell holds a Bachelor of Commerce degree from the University of Alberta, Canada, and is qualified as a Chartered Accountant in both the United Kingdom and Canada.

 Directors

Kevin Tser Fah Chin has served as our Non-Executive Chairman of the board since the closing of the Business Combination. In 2007, Mr. Chin co-founded Arowana & Co., which today comprises Arowana Partners Group, Arowana Capital and AWN. Arowana Partners Group operates a number of unlisted investment funds and arranges and manages acquisitions and syndicated investments in unlisted companies. Arowana Capital operates as an Early Stage Venture Capital Limited Partnership venture capital fund, having formerly managed a Venture Capital Limited Partnership private equity fund. AWN is a company listed on the Australian Securities Exchange with operating subsidiaries and investments in the United States, Australia, New Zealand, the U.K. and South-East Asia. Mr. Chin served as Managing Partner of Arowana Capital from June 2007 to June 2013 and has served as Chief Executive Officer of AWN since January 2013 and as Executive Chairman since February 2015. Prior to founding Arowana & Co., Mr. Chin led the management buyout of an ASX listed software business, SoftLaw Corporation (which was later renamed to RuleBurst Haley Limited) in November 2004 and became its Chief Financial Officer (and for a period also its Chief Operating Officer). RuleBurst Haley was acquired by Oracle Corporation in November 2008. Between October 2003 and October 2004, Mr. Chin worked as investment manager analyst with a family office called the Lowy Family Group. Prior to that, he was with J.P. Morgan as a Vice President in its Investment Banking division gaining experience in Australia, the United States and Asia across both mergers and acquisitions and equity capital and derivative markets. Before joining J.P. Morgan, Mr. Chin worked as a corporate finance executive with an Australian merchant bank, Ord Minnett. He was previously also with Price Waterhouse in their corporate finance and litigation support team and Deloitte in their business consulting division. Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. Mr. Chin is a Fellow of FINSIA (Financial Services Institute of Australia) where he also lectured for the FINSIA master’s degree course, Advanced Industrial Equity Analysis. Mr. Chin is a qualified Chartered Accountant and a member of the Young Presidents Organization (YPO) and Entrepreneurs Organization (EO).

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

Peter Sermol joined our board as a non-executive director upon the closing of the Business Combination. Mr. Sermol has over thirty years of experience in institutional finance. Mr. Sermol is the co-founder of North Star Solar Ltd, a company formed by him in September 2014 focused on installing U.K. rooftop solar PV and battery storage which developed a model to install renewable technologies without any need for government subsidies. Prior to this, Mr. Sermol ran the Toronto office of Amstel Securities, a Dutch regulated brokerage firm, from Aug 2004 to September 2012. During this period, he also served as CEO of an online media distribution company. Previously, Mr. Sermol worked with specialist brokerage and advisory firms including Anca Capital Partners and Amstel as well as co-founding his own brokerage firm, Global Markets Ltd trading Asian Convertible Bonds and GDRs. Mr. Sermol studied marine electronics at the Merchant Naval College, Greenhithe.

Edward Hyams joined our board as a non-executive director upon the closing of the Business Combination. Mr. Hyams has over forty years’ experience in Power Engineering, Renewables and in Energy Efficiency as an Executive, Private Equity Partner and as a Non-Executive Director. He was a Partner at Englefield Capital from 2004 to 2012 where he co-led the Renewable Energy Fund, investing in Solar, Wind and Biomass developments in Europe. He joined Englefield having led the management team which Englefield and another PE firm backed to invest in Zephyr, the first structured financing of a portfolio of renewables assets in the U.K. Prior to Englefield, Mr. Hyams held senior executive roles as CEO of BizzEnergy from 2001 to 2003, Managing Director of Eastern Group PLC from 1996 to 2001 and Director of Engineering at Southern Electric Plc from 1992 to 1996. Mr. Hyams was a non-executive Director of the U.K. Energy Saving Trust following the electricity and gas privatizations in the early 1990’s. He re-joined the Trust as Non-Executive Chairman in 2005 and was appointed as a NED at the U.K. Carbon Trust in the same year. Mr. Hyams is a Chartered Engineer, graduating with a degree in Electrical Engineering from Imperial College, London and holds a Diploma in Accounting and Finance from the Association of Certified Chartered Accountants. He has completed executive programs in finance at Harvard Business School and in strategy and organization at Stanford.

Shimi Shah joined our board as a non-executive director on December 28, 2017. Ms. Shah has been actively involved in investing and venture capital for over 20 years. Ms. Shah is the Chairperson of Carousel Solutions, a technology and business advisory group, focusing on assisting companies navigate expansion into and out of the Middle East and Europe, build diversified businesses, appoint boards, and provide efficient technology solutions to mitigate security risk and increase productivity. Ms. Shah is also an active independent director and advisory board member. She is a board director of Bboxx, a $25 million revenue distributed energy business, chairs the leading kid’s club design company called Worldwide Kids Club, is part of the advisory committee for the Green Gateway Fund, a $250 million clean technology and sustainability fund and is on the advisory board of the North East Fund, a $200 million regional development fund. She also sits on the board of the Pay It Forward Foundation based in the US. She was previously CEO at FORSA LLC, Managing Partner at Partnerships UK (PUK), Chief Investment Officer at Hanson Capital, and has worked at 3i and Citigroup. Ms. Shah holds Masters in Management from Queens’ College Cambridge and Bachelor of Science degree from King’s College, London, in Management and Economics. She is an active member of the Young President’s Organization (YPO) in Europe and Africa.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended March 31, 2018.

Name	Salary & Fees	Benefits	Pension	Annual Bonus	Long- Term Incentives	Total
Directors:
Kevin Chin	$253,020	$-	$-	$-	$-	$253,020
Gary Hui *	$162,054	$2,333	$-	$-	$-	$164,387
Edward Hyams	$68,780	$-	$-	$-	$-	$68,780
Peter Sermol	$146,683	$-	$-	$-	$-	$146,683
Shimi Shah **	$19,868	$-	$-	$-	$-	$19,868
Executive Officers:
Carl Weatherley-White	$382,800	$8,235	$-	$-	$-	$391,035
Art Russell ***	$81,922	$2,048	$8.076	$-	$-	$92,046
Philip Comberg †	$357,616	$14,305	$35,762	$-	$-	$407,682

*

In addition to director fees, Gary Hui is also paid an annual salary of $360,000 through U.S. payroll, $260,000 of which is recharged to AWN; the amount presented in the table above only includes the amount that is not recharged to AWN. The retained cost is paid in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee.

**	Reflects shorter period of appointment, from December 28, 2017 to March 31, 2018.
***	Reflects shorter period of employment, from December 1, 2017 to March 31, 2018.
†	Reflects shorter period of employment, from April 1, 2017 to October 4, 2017.

Employment Agreements

Executive Agreements

Carl Weatherley-White entered into an employment agreement with VivoPower USA, LLC (“Vivo USA”) on July 13, 2016, and was promoted to Chief Executive Officer on October 5, 2017, on the same terms. Mr. Weatherley-White’s agreement provides for base compensation, currently at a rate of $382,800, and eligibility to participate in an annual bonus pool based on the Company’s and Mr. Weatherley-White’s performance. The payment and timing of the bonus is at the sole discretion of the Company. Mr. Weatherley-White’s target bonus under the bonus is up to 100% of his base compensation. Mr. Weatherley-White’s agreement also provides for participation in Vivo USA’s standard benefits, reimbursement of reasonable work-related expenses and at least twenty days of paid time off each year. The terms and conditions are determined by Vivo USA and are subject to a number of customary conditions and restrictions, including vesting periods and employee tenure. Mr. Weatherley-White agreed to non-solicitation and non-competition provisions for a period of six months following his last day with Vivo USA.

Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and is seconded to VivoPower as Chief Financial Officer, pursuant to a secondment agreement dated November 24, 2017, entered into between Arowana International UK Limited and VivoPower International Services Limited (“Secondment Agreement”). The period of Mr. Russell’s secondment under the Secondment Agreement commenced on December 1, 2017, and continues until November 30, 2018, or until terminated in accordance with its terms, unless otherwise extended by the parties. The cost of Mr. Russell’s executive services agreement with Arowana International UK Limited is reimbursed by VivoPower International Services Limited. Mr. Russell’s executive services agreement provides for base compensation, currently at a rate of $245,193, a pension contribution into his personal registered pension plan equal to 10% of base compensation, and a contribution towards private medical insurance of 2.5% of base compensation. While seconded to VivoPower, Mr. Russell is eligible to participate in the VivoPower annual bonus pool based on the Company’s and Mr. Russell’s performance. The payment and timing of the bonus is at the sole discretion of the Company. Mr. Russell’s target bonus under the bonus is up to 100% of his base compensation. In addition to observing English public holidays, Mr. Russell is entitled to 25 days personal holiday each year. Mr. Russell is restricted from pursuing interests in other competing businesses and is subject to customary terms regarding confidentiality, intellectual property, and non-competition. The executive services agreement can be terminated by either party with one month’s notice; post termination non-solicitation and non-competition provisions extend for periods between three and twelve months.

Potential Payments Upon Termination or Change in Control

Carl Weatherley-White, Chief Executive Officer, is employed on an “at will” basis and may be terminated at any time, for any reason, with or without cause on 30 days’ notice. In the event that Mr. Weatherley-White is terminated without cause or resigns for good reason, he is entitled to receive severance in the form of twelve months’ continuation of his current base salary and an amount equal to the average of his last two years’ bonus. If Mr. Weatherley-White’s employment is terminated by reason of death or disability, in addition to any accrued and unpaid salary, he (or his estate) would also receive any pro-rata bonus. If Mr. Weatherley-White’s employment, six months prior to, or within two years following, a change of control, is terminated involuntarily by the Company other than for cause, death, disability, Mr. Weatherley-White shall be entitled to twelve months’ continuation of his current base salary and a bonus equal to the greater of (1) the average of his last two years’ bonus or (2) two-thirds of his base salary.

Art Russell, Chief Financial Officer, may be terminated on one month’s notice at any time, for any reason, with or without cause. Other than the one-month notice period, there are no other special payments upon termination or change or control.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change in control.

C. Board Practices

Board Composition

Our business affairs are managed under the direction of our board of directors, which currently comprises five members. Kevin Chin has served as a director since April 27, 2016. Gary Hui has served as a director since December 21, 2016. Edward Hyams has served as a director since November 2, 2016. Peter Sermol has served as a director since December 21, 2016. Shimi Shah has served as a director since December 28, 2017. Our board of directors has determined that Ms. Shah and Messrs. Hyams and Sermol are “independent” under the listing rules of The Nasdaq Stock Market.

Classification of Directors

Pursuant to our Articles, which were adopted upon the closing of the Business Combination, the directors of VivoPower are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of the Class A Directors, Gary Hui, expired at the Company’s first annual general meeting in September 2017, at which he was re-elected for a further three year term. The initial term of the Class B Directors, consisting of Peter Sermol and Edward Hyams, shall expire at the second annual general meeting to be held in 2018; and the initial term of the Class C Directors, consisting of Kevin Chin and Shimi Shah, shall expire at the third annual general meeting to be held in 2019. At each annual general meeting of VivoPower thereafter, successors to the class of directors whose term expires at that annual general meeting are elected for a term to expire at the third annual meeting following such election. Kevin Chin is the Chairman of the board.

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

Committees of the Board

We have an audit committee, a nominating committee and a remuneration committee and have a charter for each of these committees.

Audit Committee

The audit committee is comprised of Shimi Shah, Peter Sermol, and Edward Hyams, each of whom has been determined by the Board to be independent under the applicable Nasdaq listing standards. Ms. Shah joined the audit committee on December 28, 2017; prior to that, Mr. Chin was a member of the audit committee. The audit committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com.

The purpose of the audit committee, as specified in the audit committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

•	the Company's accounting and financial reporting processes and internal control over financial reporting;
•	the audit and integrity of the Company’s financial statements;
•	the qualifications, independence, remuneration, engagement terms with and performance of the Company’s registered public accounting firm;
•	the Company's compliance with accounting, regulatory and related legal and requirements;
•	the adequacy and security of the Company’s compliance and fraud-detection procedures;
•	risk assessment and risk management; and,
•	maintenance of oversight of related party transactions to help ensure that they are appropriately disclosed and to make recommendations to the board regarding authorization.

The audit committee is required to be composed exclusively of “independent directors,” as defined under the Nasdaq listing standards and the rules and regulations of the SEC, and each of whom must be, among other requirements, “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, VivoPower is required to certify to Nasdaq that the committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors determined that since December 28, 2017, none of the members of the audit committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the audit committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee

The nominating committee of the board of directors is comprised of Shimi Shah, Peter Sermol, and Edward Hyams, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Ms. Shah joined the nominating committee on December 28, 2017; prior to that, Mr. Chin was a member of the nominating committee. The nominating committee has a written charter, a form of which is available free of charge at VivoPower’s website at www.vivopower.com. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s board of directors.

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

Remuneration Committee

The remuneration committee is comprised of Shimi Shah, Edward Hyams, and Peter Sermol, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Ms. Shah joined the remuneration committee on December 28, 2017; prior to that, Mr. Chin was a member of the remuneration committee. The remuneration committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com. The remuneration committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;
•	reviewing the appropriateness and relevance of the remuneration policy;
•	determining total individual compensation packages;
•	reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;
•	approving design of and targets for performance-related pay schemes;
•	determining pension arrangements;
•	appointing compensation consultants;
•	approving contractual appointment terms for directors and senior executives; and,
•	related duties.

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

D. Employees

As of March 31, 2018, we had 198 (2017: 151; 2016: 6) employees and subcontractors with 181 (2017: 135; 2016: nil) located in the Australia, 8 (2017: 8; 2016: 5) in the U.S., 6 (2017: 4; 2016: 1) in the U.K. and 3 (2017: 2; 2016: nil) in Asia. The following tables show the breakdown of our employees and subcontractors by category of activity as of the dates indicated:

2018 Summary	Australia	US	U.K.	Asia	Total
Sales and Business Development	4	2	-	3	9
Central Services and Management	29	2	6	-	37
Engineering and Power Services	148	4	-	-	152
Total	181	8	6	3	198

2017 Summary	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Power Services	98	2	-	-	100
Total	135	8	4	2	149

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of July 13, 2018, by:

•	each of our executive officers and directors; and
•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 13,557,376 ordinary shares issued and outstanding on July 13, 2018. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin(2)	1,266,531	(3)(4)	9.3%
Gary Hui(2)	325,045	(5)	2.4%
Edward Hyams	-		-%
Peter Sermol	-		-%
Shimi Shah	-		-%
Carl Weatherley-White	13,610		0.1%
Art Russell	-		-%
All directors and executive officers as a group (7 persons)	1,604,186		11.8%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, 91 Wimpole Street, Marylebone, London W1G 0EF, U.K.
(2)	The business address for each of the individuals is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.
(3)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(4)	Does not include shares held by Arowana International Limited, of which Mr. Chin is a director.
(5)	These shares are held by Beira Corp., of which Mr. Hui is a director.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

Equity Incentive Plan

On July 3, 2017, the board of directors approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), which was subsequently approved by shareholders. The purpose of the Incentive Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby personnel of the Company and its subsidiaries can acquire and maintain equity interests in the Company and align their interests with those of the Company’s stockholders. Types of awards that may be granted under the Incentive Plan include options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards. The remuneration committee of the Board of Directors administers the Incentive Plan and determines the terms and conditions of the awards. Awards are evidenced by an award agreement containing the terms and conditions of each award. Under the Incentive Plan (or a Sub-Plan for Non-Employees that was also approved with the Incentive Plan), the Company may grant awards to employees, executives, officers, consults, or advisors of the Company or its subsidiaries. As of March 31, 2018, no awards had been granted under the Incentive Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is based on determined based on 13,557,376 ordinary shares issued and outstanding on July 13, 2018. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
The Panaga Group Trust(1)	1,241,531	9.2%
Arowana International Limited(2)	8,176,804	60.3%

(1)

According to a Schedule 13D filed on January 9, 2017, on behalf of Kevin Chin, The Panaga Group Trust (the “Trust”), Panaga Group Pty Ltd. (the “Trustee”), Mr. Chin, the Trust and the Trustee share sole voting and dispositive control over the shares reported. The business address of these entities is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

(2)

According to a Schedule 13D filed January 31, 2017, on behalf of Arowana International Limited (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount includes 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

B. Related Party Transactions

Transactions and Balances with Related Persons

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the year, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower USA LLC is indebted to AWN via a related party loan on normal commercial terms with interest charged at 8.5% per annum, which was repaid, together with interest, in April 2018. At March 31, 2018, the principal balance due to AWN by VivoPower USA LLC under this loan was $770,000 (2017: nil).

VivoPower International Services Ltd. is indebted to AWN via a related party loan on normal commercial terms with interest at 8.5% per annum payable monthly in arrears and principal repayable in equal monthly instalments of $75,000 for twelve months beginning April 2018, with the remainder repayable in 36 equal monthly instalments thereafter. At March 31, 2018, the principal balance due to AWN by VivoPower International Services Limited under this loan was $18,992,636 (2017: $18,992,636).

Director’s fees for Kevin Chin in the amount of $21,094 per month are charged by Arowana Partners Group Pty Limited to the Company. At March 31, 2018, the Company had an account payable to Arowana Partners Group Pty Limited of $42,188 (2017: nil) in respect of these services.

Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and under the terms of the Secondment Agreement, $26,352 per month is charged to the Company. At March 31, 2018, the Company had an account payable to Arowana International UK Limited of $80,036 (2017: nil) in respect of these services.

Gary Hui is paid an annual salary of $360,000 by VivoPower USA LLC, $260,000 of which is recharged to AWN on a monthly basis, together with related expenses. At March 31, 2018, VivoPower USA LLC has an account receivable from AWN of $242,915 (2017: $121,046) in respect of these recharges.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended March 31, 2018, AWN recharged $1.6 million of third-party fees to VivoPower USA, LLC, related to international solar procurement consulting project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017; the expense has been included in general and administrative expenses as further discussed in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – General and Administrative Expenses”. In addition, $202,003 was recharged to the Company related to an abandoned business development project and included in restructuring costs as further discussed in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Restructuring Costs.”

Kevin Chin or entities controlled by Kevin Chin are investors in ReNu Energy, with whom we entered into the Alliance Agreement and sold the Amaroo solar project for $2.0 million during the year ended March 31, 2018, as discussed above at “Item 4. Information on the Company - B. Business Overview.”

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, and for which they earned $758,766 of interest during the year ended March 31, 2018. The outstanding amount represents the face value plus interest accrued to December 31, 2016:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366; and,

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 666,667 Aevitas notes held with an outstanding amount of $4,655,366.

Subsidiaries of AWN hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $325,185 of dividends during the year ended March 31, 2018. The outstanding amount represents the face value plus dividends accrued to December 31, 2016:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited <Arowana Australasian Special Situation Fund >: 833,333 Aevitas preferred shares held with an outstanding amount of $2,493,948.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible loan notes:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 notes with an outstanding amount of $31,425 representing face value plus interest accrued to December 31, 2016, and earned interest of $1,707 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr Dudley Hoskin holds 43,249 notes with an outstanding amount of $302,010, representing face value plus interest accrued to December 31, 2016, and earned interest of $16,408 for the year ended March 31, 2018.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible preferred shares:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 shares with an outstanding amount of $13,467 representing face value plus interest accrued to December 31, 2016, and earned dividends of $732 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr Dudley Hoskin holds 43,249 shares with an outstanding amount of $129,433 representing face value plus interest accrued to December 31, 2016, and earned dividends of $7,032 for the year ended March 31, 2018

 VivoPower Policy on Conflicts of Interest

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

Legal Proceedings

On February 26, 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom with an issue date of February 26, 2018, against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). Subsequently filed claim particulars stated that the claim is for declarations in respect of payments alleged to be due to Mr. Comberg, damages, restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in PLC that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On April 9, 2018, VivoPower and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg for damages in an amount of approximately $27 million plus certain amounts to be quantified. VivoPower and VISL alleged in the counterclaims that, inter alia, Mr. Comberg (i) failed properly to oversee financial accounting and reporting and to ensure that these functions were properly staffed for a Nasdaq listed company; (ii) misrepresented the cash resources of VivoPower and its subsidiaries to the VivoPower Board; (iii) failed adequately to manage investor communications and relationships; (iv) failed properly to manage the operations and functions of VivoPower’s Investment Committee; (v) mismanaged employment and personnel related matters and relations with the Board; (vi) failed to invest half of his 2017 bonus in shares of VivoPower despite agreeing with the Company he would do so (which agreement was a condition to receiving his bonus); (vii) breached the Group’s expenses policy; (viii) worked for another company while CEO of VivoPower, in breach of his services agreement; (ix) provided misleading and exaggerated information to VivoPower about his experience and past roles; and (x) failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL. VivoPower and VISL strongly believe in the merits of their litigation against Mr. Comberg and intend to continue a strong defense and pursuit of the foregoing counterclaims against Mr. Comberg.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since March 31, 2018.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

The following table sets forth the reported high and low sale prices in US dollars on The Nasdaq Capital Market for our ordinary shares for each quarter, the most recent six months and the first trading day.

	High	Low
Annual highs and lows
Year ended March 31, 2017 (FY2017) (from listing December 29, 2016)	7.34	3.99
Year ended March 31, 2018 (FY2018)	4.73	1.72
Quarterly highs and lows
From listing to end FY2017 third quarter: December 29 – December 31, 2016	7.34	5.50
FY2017 fourth quarter: January 1 – March 31, 2017	7.08	3.99
FY2018 first quarter: April 1 – June 30, 2017	4.73	2.80
FY2018 second quarter: July 1 – September 30, 2017	4.07	3.18
FY2018 third quarter: October 1 – December 31, 2017	3.36	2.66
FY2018 fourth quarter: January 1 – March 31, 2018	3.14	1.72

	High	Low
Monthly highs and lows
January 2018	3.14	2.21
February 2018	2.60	2.25
March 2018	2.52	1.72
April 2018	2.60	1.25
May 2018	6.69	1.02
June 2018	3.33	1.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Since December 29, 2016, our ordinary shares have been listed on The Nasdaq Capital Market under the symbol “VVPR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our memorandum and articles of association set forth under “Description of VivoPower Securities – Key Provisions of our Articles of Association” in our registration statement on Form F-4 (File No. 333-213297) filed with the SEC on November 21, 2016.

C. Material Contracts

See “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees” and “Item 7.B. Related Party Transactions.”

In April 2017, a subsidiary of the Company, VivoPower (USA) Development LLC (“DevCo”) entered into a joint venture with Innovative Solar Systems, LLC (“Innovative Solar”), a developer of utility-scale ground mounted solar projects based in Asheville, North Carolina. The Company intends to design, finance and construct each project that it acquires through the joint venture under its build, transfer and operate model. The joint venture is governed by an Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC (“JV LLC”), DevCo and Innovative Solar, effective as of April 17, 2017, (“JV Operating Agreement”), which set forth the terms and conditions of the establishment and operation of the JV LLC. The purpose of the JV LLC is to provide funding for and invest in early stage development of solar fields throughout the United States, including by investing in project companies holding utility-scale solar assets. Under the JV Operating Agreement, DevCo is entitled to appoint three members of the JV LLC Board of Directors, and Innovative Solar is entitled to appoint two members. Under the JV Operating Agreement, the JV LLC is managed by a manager, which initially is ISV I Management LLC. The JV Operating Agreement provides a mechanism for the funding, development and sale to DevCo as well as third parties of utility-scale solar projects in the JV LLC’s portfolio.

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

On January 25, 2018, the Company’s wholly owned subsidiary VivoPower USA LLC (“VivoPower USA”) entered into a $2.0 million loan agreement with SolarTide, LLC, an affiliate of DEPCOM Power (“DEPCOM”), which loan was secured by a pledge by VivoPower USA of substantially all of the assets of VivoPower USA, and was scheduled to mature on April 25, 2018, with a one-month extension feature. It was repaid on May 25, 2018.

On May 25, 2018, the Company entered into a Membership Interest Purchase Agreement (“MIPA”) to sell the 14.5% and 10.0% equity interests, respectively, in the NC-31 and NC-47 projects (together, the “NC Projects”) to the majority investors for $11.6 million plus an earn-out based on merchant power prices received by these projects from 2027–2052. The transaction closing was subject to a number of conditions precedent including U.S. regulatory approval. As a result of this extended closing period, on May 25, 2018, the Company also entered into a Bridge Loan Agreement (“BLA”) with the parent company of the majority investors in the NC Projects, New Energy Solar US Corp. (“NES”). Under the terms of the BLA, NES advanced a $4.0 million bridge loan to the Company in two installments, $2.4 million on May 25, 2018, and $1.6 million on May 30, 2018, bearing interest at 12% and repayable from the closing proceeds arising from the MIPA. The $2.4 million loan advance was used to repay the DEPCOM Loan, together with accrued fees and interest. The $1.6 million loan advance was used to support capital commitments to the ISS Joint Venture and general operational purposes. The sale was completed on July 3, 2018, upon which the bridge loan was repaid.

D. Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulation and certain economic sanctions which may be in force from time to time, there are no English laws or regulation, or any provision of our articles of association, which would prevent the import or export of capital or the remittance of dividends, interest or other payments by us to holders of our ordinary shares who are not residents of the U.K. on a general basis.

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £5,000 of dividend income received up to the end of the 2017/2018 U.K. tax year, which reduces to £2,000 for dividend income received in the 2018/2019 U.K. tax year and subsequent years (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

Corporate shareholders within the charge to U.K. corporation tax

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

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2017/2018 U.K. tax year is £11,300 and for the 2018/2019 U.K. tax year is £11,700.

Subject to any annual exemption or relief, an individual holder will be subject to gains above the annual exemption amount at a rate of 10% or 20% depending on the total amount of the individual’s taxable income.

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and is calculated only on movements in inflation up to 31 December 2017.

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

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply):

●	No stamp duty or SDRT will arise on the issue of our shares;

●

An agreement to transfer our shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser;

●

Instruments transferring our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty; and,

●

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

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

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs (“HMRC”), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, DTC).

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;

●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

●	S corporations;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and,

●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof; and the income tax treaty between the U.S. and the U.K., in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or,

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

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to non-corporate U.S. holders, dividends generally will be taxed at the lower applicable long-term capital gains rate if our ordinary shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits of the income tax treaty between the U.S. and the U.K. and certain other requirements are met. In addition, if we are classified as a PFIC in a taxable year in which a dividend is paid or the prior year, this lower tax rate will not be available. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our ordinary shares.

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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for the purposes of the PFIC tests. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2017 taxable year and do not expect to be a PFIC during our 2018 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, for any taxable year, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds our ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to our ordinary shares. If such election is made, the U.S. holder will be deemed to have sold our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on IRS Form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Annual Report the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the reporting requirements of foreign private issuers under the Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.vivopower.com.

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

Foreign Exchange Risk

The majority of our sales in 2018 are denominated in U.S. dollars, Australian dollars and British pounds sterling, with the remainder in other currencies such as Singapore dollars, and the majority of our costs and expenses are denominated in U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in U.S. dollars. Therefore, fluctuations in currency exchange rates should have a minimal impact on our financial stability.

Fluctuations in exchange rates, particularly between the U.S. dollar, Australian dollar and British pound sterling, may result in fluctuations in foreign exchange gains or losses. As of March 31, 2018, we held $5.3 (2017: $5.2) million in accounts receivable, of which $5.2 (2017: $3.6) million were denominated in Australian dollars and $nil (2017: $1.6) million were denominated in British pounds sterling.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales and gross margins and could result in exchange losses.”

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

Liquidity Risk

Our liquidity risk management framework is intended to ensure that we maintain sufficient funds to meet our obligations as they become due, and as part of our framework we continuously monitor our liquidity and cash resources and seek to maintain sufficient cash using cash flows generated by our business activities, debt arrangements and other resources. We continuously review forecasted cash flows to ensure our businesses have sufficient cash resources and liquidity to meet their obligations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of March 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management’s annual report on internal control over financial reporting.

The Company’s management, including the Company’s chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of March 31, 2018, our internal control over financial reporting was effective.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit Committee.” Our audit committee consists of Shimi Shah, Peter Sermol and Edward Hyams. Our board of directors determined that since December 28, 2017, none of the members of the audit committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the audit committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the year ended March 31, 2018 and 2017.

	Year Ended March 31,
(US dollars in thousands)	2018	2017
Audit fees	$414	$246
Audit-related fees	-	57
Tax fees	13	-
All other fees	-	-
Total fees	$427	$303

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended March 31, 2018. The audit fees of $414,011 represent $240,392 for the fees of PKF Littlejohn LLP and related firms for audit of 2018 financial statements. The remaining $173,619 relates to the audit fees of Whitley Penn LLP for the audit of subsidiary and investee entities.

The audit fees of $242,462 for 2017 represent $175,000 for the fees of PKF Littlejohn LLP for the audit of the 2017 financial statements. The remaining $71,462 relates to the audit fees of Marcum LLP for the audit of the 2016 financial statements.

Audit-Related Fees

There were no audit-related fees charged by PKF Littlejohn LLP for the year ended March 31, 2018. Audit related fees for the year ended March 31, 2017 represent costs incurred for review of Company’s registration statement on Form F-4 by PKF Littlejohn LLP.

Tax Fees

PKF Littlejohn LLP changed $13,000 for preparation of corporate tax returns for some Australian subsidiaries.

All Other Fees

There were no other fees charged by PKF Littlejohn LLP.

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

Not applicable.

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

ITEM 16G. CORPORATE GOVERNANCE

As a U.K. incorporated company, we are subject to applicable laws of England and Wales including the Companies Act 2006. In addition, as a foreign private issuer listed on The Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Capital Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions.

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

4.9

Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar LLC, effective as of April 17, 2017.* (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.

4.10

Omnibus Incentive Plan, adopted September 5, 2017 (incorporated by reference to Appendix A to the Notice of Annual General Meeting 2017 filed as Exhibit 99.1 on Form 6-K (File No. 001-37974), filed with the SEC on July 31, 2017).

4.11	Loan Agreement, dated January 25, 2018, between VivoPower USA, LLC and Solar Tide, LLC.
4.12	Membership Interest Purchase Agreement, dated May 25, 2018, by and between VivoPower US-NC-31, LLC, VivoPower US-NC-47, LLC, NES US NC-31, LLC, and NES US NC-47, LLC.
4.13	Bridge Loan Agreement, dated May 25, 2018, between VivoPower USA, LLC and New Energy Solar US Corp.
4.14	Secondment Agreement dated November 24, 2017 between VivoPower International Services Limited and Arowana International UK Limited.
8	List of Subsidiaries.
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 18, 2018

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Carl Weatherley-White
Name:	Carl Weatherley-White
Title	Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Art Russell
Name:	Art Russell
Title:	Chief Financial Officer

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the two years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	1 Westferry Circus
Canary Wharf
London E14 4HD

July 18, 2018

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

New York, NY

August 10, 2016

Consolidated Statement of Comprehensive Income

for the year ended March 31, 2018

(USD in thousands, except per share amounts)

	Note	For the year ended 31 March
		2018	2017	2016

Revenue	4	$33,647	$32,250	$-
Cost of sales		(28,524)	(4,977)	-
Gross profit		5,123	27,273	-
General and administrative expenses		(12,814)	(9,316)	(279)
Gain on sale of assets	5	1,356	-	-
Depreciation of property, plant and equipment	12	(420)	(103)	-
Amortization of intangible assets	13	(840)	(548)	-
Operating (loss)/profit	6	(7,595)	17,306	(279)
Restructuring costs	7	(1,873)	-	-
Impairment of assets	8	(10,191)	-	-
Impairment of goodwill	13	(11,092)	-	-
Transaction costs	3	-	(5,800)	-
Finance income	10	9	13	-
Finance expense	10	(3,395)	(600)	(2)
(Loss)/profit before income tax		(34,137)	10,919	(281)
Income tax expense	11	6,258	(5,338)	-
(Loss)/profit for the year		(27,879)	5,581	(281)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		222	599	-
Total comprehensive (loss)/income for the year		$(27,657)	$6,180	$(281)

Earnings per share
Basic	24	$(2.06)	$0.73	$(0.05)
Diluted	24	$(2.06)	$0.73	$(0.05)

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at March 31, 2018

(USD in thousands)

	Note	As at 31 March
		2018	2017	2016
ASSETS
Non-current assets
Property, plant and equipment	12	$1,915	$2,163	$3
Intangible assets	13	36,402	46,320	-
Deferred tax assets	11	2,570	2,312	-
Other receivables		-	1,167	7,875
Investments	15	14,147	18,060	-
Total non-current assets		55,034	70,022	7,878

Current assets
Cash and cash equivalents	16	1,939	10,970	28
Trade and other receivables	17	7,903	19,844	-
Assets held for sale	8	11,436	-	-
Total current assets		21,278	30,814	28

TOTAL ASSETS		$76,312	$100,836	$7,906

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	18	$14,082	$8,262	$186
Finance lease payable	19	285	145	-
Provision for income tax	11	103	2,361	-
Provisions – current	20	2,470	1,339	-
Loans and borrowings	21	3,670	90	8,001
Total current liabilities		20,610	12,197	8,187

Non-current liabilities
Loans and borrowings	21	18,092	19,925	-
Provisions	20	288	237	-
Deferred tax liabilities	11	26	3,776	-
Finance lease payable	19	293	95	-
Total non-current liabilities		18,699	24,033	-
Total liabilities		39,309	36,230	8,187

Equity
Share capital	22	163	163	72
Share premium		40,215	40,215	-
Cumulative translation reserve		821	599	-
Other reserves	23	18,383	18,329	(72)
Retained earnings/(accumulated deficit)		(22,579)	5,300	(281)
Total Equity		37,003	64,606	(281)

TOTAL EQUITY AND LIABILITIES		$76,312	$100,836	$7.906

These financial statements were approved by the Board of Directors on July 18, 2018, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the year ended March 31, 2018

(USD in thousands)

	Note	For the year ended 31 March
		2018	2017	2016
Cash flows from operating activities
(Loss)/profit for the year		$(27,879)	$5,581	$(281)
Income tax expense		(6,258)	5,338	-
Finance income		(9)	-	-
Finance expense		3,395	600	-
Transaction costs		-	5,800	-
Impairment of goodwill		11,092	-	-
Impairment of assets		10,191	-	-
Depreciation of property, plant and equipment		420	103	-
Amortization of intangible assets		840	548	-
Gain on sale of assets		(1,356)	-	-
Decrease/(increase) in trade and other receivables		11,457	(21,007)	-
Increase in trade and other payables		5,822	8,074	186
Increase in provisions		1,182	1,339	-
Net cash (used in)/from operating activities		8,897	6,376	(95)

Cash flows from investing activities
Finance income		9	13	-
Proceeds on sale of property plant and equipment	5	2,297	-	(3)
Purchase of property plant and equipment	12	(1,101)	(94)	-
Investment in capital projects	15	(17,823)	(18,060)	-
Cash acquired received from acquisitions		-	1,485	-
Acquisitions		-	(10,080)	-
Net cash (used in)/from investing activities		(16,618)	(26,736)	(3)

Cash flows from financing activities
Finance lease borrowings	19	519	-	-
Finance lease repayments	19	(181)	-	-
Financing agreements	21	2,000	330	-
Loans from related parties	21	770	19,818	126
Repayment of bank loan	21	(1,023)	-	-
Finance expense		(3,395)	-	-
Funds received from issuing shares		-	167	-
Costs from listing		-	(11,469)	-
Funds received from listing		-	22,456	-
Net cash from/(used in) financing activities		(1,310)	31,302	126

Net (decrease)/increase in cash and cash equivalents		(9,031)	10,942	28
Cash and cash equivalents at the beginning of the year	16	10,970	28	-
Cash and cash equivalents at the end of the year	16	$1,939	$10,970	$28

See notes to financial statements

Consolidated Statement of Changes in Equity

for the year ended March 31, 2018

(USD in thousands)

	Share Capital	Share Premium	Share Subscription Receivable	Other Reserves	Cumulative Translation Reserve	Retained Earnings (Accumulated Deficit)	Total

At February 1, 2016	$-	$-	$-	$-	$-	$-	$-

Total comprehensive income for the year	-	-	-	-	-	(281)	(281)
Issue of new shares	72	-	(72)	-	-	-	-
At March 31, 2016	72	-	(72)	-	-	(281)	(281)

Total comprehensive income for the year	-	-	-	-	599	5,581	6,180
Redenomination of share capital	(4)	-	-	-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-	-	25,072	-	-	25,072
Capital raising costs	-	-	-	(9,722)	-	-	(9,722)
Share option reserve	-	-	-	3,713	-	-	3,713
Purchase of shares	-	-	-	(592)	-	-	(592)
Other reserves	-	-	-	(142)	-	-	(142)
	91	40,215	72	18,329	599	5,581	64,887

At March 31, 2017	163	40,215	-	18,329	599	5,300	64,606

Total comprehensive loss for the year	-	-	-	-	222	(27,879)	(27,658)
Other reserves	-	-	-	54	-	-	54
	-	-	-	54	222	(27,879)	(27,603)

At March 31, 2018	$163	$40,215	$-	$18,383	$821	$(22,579)	$37,003

For further information on “Other Reserves” please see note 23.

See notes to financial statements

Notes to the Financial Statements

for the year ended March 31, 2018

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is 91 Wimpole Street, Marylebone, London, W1G 0EF. The consolidated financial statements of the Company as at and for the year ended March 31, 2018, comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is Arowana International Limited.

2.	Significant accounting policies

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

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

During the year ended March 31, 2018, the Company undertook a strategic restructuring of its business aimed at a $3.4 million annual reduction in general and administrative expenses going forward. In addition, subsequent to year-end the Company raised $11.4 million of cash by sale of its minority equity investments in the North Carolina projects, as disclosed in note 8, $2.0 million of which was used to repay the current financing agreement disclosed in note 21. The Company’s power services business represented by the Aevitas Group produced $2.4 million EBITDA for the year ended March 31, 2018, and is expected to continue to perform at or above this level. The Company is also engaged in a financing initiative within the Aevitas Group which is expected to provide an additional $2.3 million of working capital. These actions provide sufficient cash to support business operations and meet obligations as they become due through July 2019.

In order to develop the portfolio of solar projects within Innovative Solar Ventures I, LLC joint venture, as disclosed in note 15, the Company will have to seek project specific financing which would be secured and supported by the development assets within the joint venture. This is a normal part of the solar development business and the Company is confident that there are investors and capital available in the market to accomplish planned development.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These actions include the implementation of further operational cost reductions, renegotiation of the terms of repayment of the related party loan of $19.0 million disclosed in note 21, and a further sale of assets as required.

Based on the foregoing, the directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing these financial statements.

All financial information presented in US dollars has been rounded to the nearest thousand.

2.2	Basis of consolidation

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

All intra-group balances and transactions, including any unrealized income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity invested investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

2.3	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortization and any accumulated impairment losses. Goodwill is not amortized and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Limited and Aevitas Group Limited (“Aevitas”). Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives.

In the prior year, the Group took advantage of the provisions of IFRS 3 in accounting for the business combinations arising from the acquisitions of VivoPower Pty Limited and Aevitas whereby the financial statements recognized the Directors' best estimate of the individual allocation of goodwill and other separately identifiable assets acquired. The purchase price allocation exercise was completed in the current year and revaluations reflected as disclosed in Note 13.

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

Customer relationships – 7 years

Trade names – 14 years

Favorable supply contracts – 5 years

Databases – 5 years

2.4	Property, plant and equipment

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

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

Computer equipment - 3 years

Fixtures and fittings - 3 years

Motor vehicles - 5 years

Plant and equipment – 3.5 to 10 years

Leasehold improvements – 20 to 40 years

2.5	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognized in the income statement as incurred.

2.6	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives.

Lease payments are apportioned between the repayment of capital and interest. The capital element of future lease payments is included in the Statement of Financial Position as a liability. Interest is charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating leases incentives are recognized as a reduction in the rental expense over the lease term.

2.7	Impairment of non-financial assets

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

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statement of Comprehensive Income.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent so that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.8	Financial instruments

Financial assets and liabilities are recognized in the Group’s Statement of Financial Position when the Group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the consolidated financial statements.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognized over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortized over the full-length of the facility.

Trade and other receivables

Trade and other receivables are stated at amounts receivable less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk.

Trade payables

Trade payables are non-interest bearing and are stated at their amortized cost.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity, and excluded from the number of shares in issue when calculating earnings per share.

2.9	Taxation

Income tax expense comprises current and deferred tax.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax values. Liabilities are recorded on all temporary differences except in respect of initial recognition of goodwill and in respect of investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be offset. Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted by the end of the accounting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, they relate to income taxes levied by the same tax authority and the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Current and deferred tax are recognized in the Statement of Comprehensive Income, except when the tax relates to items charged or credited directly to equity, in which case it is dealt with directly in equity.

2.10	Provisions

Provisions are recognized when the Group has a present obligation because of a past event, it is probable that the Group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

2.11	Earnings per share

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

2.12	Foreign currencies

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

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognized as a separate component of shareholders’ equity.

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued or the equity created.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance and generator sales.

The Company adopted IFRS 15 “Revenue from Contracts with Customers” with effect from the date of incorporation.

The Group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

Development revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognized on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

Aevitas revenue for small jobs and those completed in a limited timeframe are recognized when the job is complete. On longer term projects revenue is recognized on a percentage completion basis. The projects have defined milestones which determines the timing of the billing to the customers. The achievement of the milestones then also provides an accurate indication of how much of the project is complete.

2.14	Employee benefits

Pension

The employer pension contributions are associated with defined contribution schemes. The costs are therefore recognized in the month in which the contribution is incurred, which is consistent with recognition of payroll expenses.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount because of past service provided by the employee and the obligation can be reliably measured.

Short-term compensated absences

A liability for short-term compensated absences, such as holiday, is recognized for the amount the Group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.15	Restructuring costs

Restructuring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the consolidated statement of comprehensive income in accordance with IAS 1 in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganizations.

2.16	New standards, amendments and interpretations not yet adopted

During the current year, the Group adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee of the IASB that are relevant to its operations and effective for accounting periods beginning on April 1, 2017. The Group is assessing the impact on the financial statements of these adoptions.

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements:

• IFRS 2 ‘Amendments: Classification and Measurement of Share-based payment transactions’ – effective for annual periods on or after January 1, 2018;

• IFRS 9: ‘Financial Instruments’ – effective for annual periods on or after January 1, 2018;

• IFRS 16: ‘Leases’ – effective for annual periods on or after January 1, 2019;

• IFRIC 22: ‘Foreign Currency Transactions and Advance Consideration’ – effective for annual periods on or after January 1, 2018; and,

• IFRIC 23: ‘Uncertainty over Income Tax Treatments’ – effective for annual periods on or after January 1, 2019.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

3.	Critical accounting judgements and estimates

In preparing the consolidated financial statements, the directors are required to make judgements in applying the Group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognized in the consolidated financial statements are discussed below.

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

3.2	Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

As further disclosed in note 8, subsequent to year-end, two investments were sold for less than carrying values at March 31, 2018, indicating an impairment. Accordingly, an impairment was recorded at March 31, 2018 to reflect to the net realizable value based on the sale proceeds.

During the year ended March 31, 2018, two impairments of goodwill were recorded. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied, as further disclosed in note 13.

3.3	Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented on consolidated statement of comprehensive income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit. Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

3.4	Transaction related costs

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

3.5	Income taxes

In recognizing income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated Statement of Financial Position.

3.6	Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in VivoPower international PLC the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense is recognized immediately.

3.7	Convertible preference shares and loan notes

As part of the IPO listing process VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become convertible into VivoPower shares. The company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the Group’s chief operating decision maker.

The Group considers that it has three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants in the U.S. and Australia. Power Services is represented by Aevitas operating in Australia and operations focus on the design, supply, installation and maintenance of power and control systems. Corporate Office is all United Kingdom based corporate functions.

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

4.1	Revenue

Revenue by geographic location is follows:

(US dollars in thousands)	2018	2017	2016
United States	1,662	24,945	-
Australia	31,985	5,705	-
United Kingdom	-	1,600	-
Total revenue	33,647	32,250	-

Revenue by product and service is follows:

(US dollars in thousands)	2018	2017	2016
Electrical equipment and related services	31,631	5,615	-
Development fees	828	24,555	-
Other revenue	1,188	2,080	-
Total revenue	33,647	32,250	-

No more than 10% of the revenue relates to one customer (2017: 40.3%).

4.2	Operating segments

a)	Segment results of operations

Results of operations for the year ended March 31 by reportable segment are as follows:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	1,840	31,807	-	33,647
Costs of sales	(1,042)	(27,482)	-	(28,524)
Gross profit	798	4,325	-	5,123
General and administrative expenses	(6,468)	(2,173)	(4,173)	(12,814)
Gain on sale of assets	1,143	213	-	1,356
Depreciation and amortization	(19)	(1,233)	(8)	(1,260)
Operating (loss)/profit	(4,546)	1,132	(4,181)	(7,595)
Restructuring costs	(964)	(335)	(574)	(1,873)
Impairment of assets	(10,191)	-	-	(10,191)
Impairment of goodwill	(11,092)	-	-	(11,092)
Transaction costs	-	-	-	-
Finance expense - net	(400)	(1,283)	(1,703)	(3,386)
(Loss)/profit before taxation	(27,193)	(486)	(6,458)	(34,137)
Income tax expense	6,291	(85)	52	6,258
(Loss)/profit for the year	(20,902)	(571)	(6,406)	(27,879)

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	26,636	5,614	-	32,250
Costs of sales	(29)	(4,948)	-	(4,977)
Gross profit	26,607	666	-	27,273
General and administrative expenses	(4,544)	(598)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(4)	(646)	(1)	(651)
Operating profit/(loss)	22,059	(578)	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense - net	(174)	(363)	(50)	(587)
Profit/(loss) before taxation	21,885	(941)	(10,025)	10,919
Income tax expense	(6,078)	294	446	(5,338)
Profit/(loss) for the year	15,807	(647)	(9,579)	5,581

As the company was formed on February 1, 2016, only administrative expenses of $0.3 million were reported in the two-month period ended March 31, 2016 and relate entirely to the Corporate Office segment.

b)	Segment net assets

Net assets as at March 31 by reportable segment are as follows:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Assets	41,270	34,421	621	76,312
Liabilities	(11,101)	(6,473)	(21,735)	(39,309)
Net assets	30,169	27,948	(21,114)	37,003

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Assets	42,235	24,268	34,333	100,836
Liabilities	(27,858)	(4,620)	(3,752)	(36,230)
Net assets	14,377	19,648	30,581	64,606

All assets and liabilities reported as at March 31, 2016, relate entirely to the Corporate Office segment.

5.	Gain on sale of assets

The gain on sale of assets for the year-ended March 31, 2018, totaling $1.3 million arose on the sale of the Amaroo solar project in Australia ($1.1 million gain) and sale of disposal of property & equipment assets by the Aevitas business ($0.2 million gain).

The proceeds on sale of the Amaroo solar project purchase price was $2.0 million for plant and equipment assets with a net book value $0.9 million. The proceeds of sale were applied to repay a related bank loan from ANZ Bank with an outstanding balance of principal and interest on the transaction date of $1.0 million.

The Aevitas gain on sale of assets of $0.2 million is comprised of numerous small sales of surplus vehicles as part of on-going fleet upgrade and renewal and sale of scrap materials.

6.           Operating Profit

Operating profit is stated after charging:

(US dollars in thousands)	2018	2017	2016
Amortization of intangible assets	840	548	-
Depreciation of property, plant and equipment	420	103	-
Operating lease costs – land and buildings	304	174	-
Gain/(loss) on foreign exchange	59	-	-
Auditors’ remuneration – audit fees	414	246	-
Auditors’ remuneration – audit related services	-	57	-
Auditors’ remuneration – tax services	13	-	-
Directors emoluments	1,131	1,705	-
Gain/(loss) on disposal of assets	1,356	-	-

Auditors’ remuneration – audit related services for the year ended March 31, 2017, represents costs incurred for the review of the Company’s registration statement by Marcum LLP.

7.           Restructuring costs

(US dollars in thousands)	2018	2017	2016
Corporate restructuring – workforce reduction	734	-	-
Corporate restructuring – professional fees	566	-	-
Corporate restructuring – terminated projects	573	-	-
Total	1,873	-	-

Restructuring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During the year, the Board undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations. Terminated projects are the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons.

8.           Impairment of assets and assets held for sale

Subsequent to March 31, 2018, the Company entered into an agreement to sell the 14.5% and 10% equity interests in two North Carolina solar project investments to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, are $11.4 million. At March 31, 2018 the Company’s investment in these investments totaled $21.6 million and accordingly, an impairment of $10.2 million was recorded and the remaining net realizable value of $11.4 million reclassified to current assets as an asset held for sale. These investments were previously recorded as investments, as more fully disclosed in note 15.

9.            Staff numbers and costs

The average number of employees (including directors) during the year was:

	2018	2017	2016
Sales and Business Development	9	5	-
Central Services & Management	37	12	1
Production	148	26	-
Total	194	43	1

Their aggregate remuneration costs comprised:

(US dollars in thousands)	2018	2017	2016
Salaries, wages and incentives	11,857	5,605	102
Social security costs	2,457	398	-
Pension contributions	278	196	-
Short-term compensated absences	337	403	-
Total	14,929	6,602	102

Directors’ emoluments were $1,130,570 (2017: $1,704,809; 2016: nil) of which the highest paid director received $407,682 (2017: $1,297,504; 2016: nil). Director emoluments include employer social security costs.

Key Management Personnel:

(US dollars in thousands)	2018	2017	2016
Salaries, wages and incentives	2,281	3,014	-
Social security costs	217	194	-
Pension contributions	64	39	-
Short-term compensated absences	13	101	-
Total	2,575	3,348	-

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended March 31, 2018, was 11 (2017: 11; 2016: nil).

10.         Finance income and expense

(US dollars in thousands)	2018	2017	2016
Finance income		-	-
Interest received	9	13	-
Foreign exchange gains	-	13	-
Total	9	-	-

Finance expense
Related party loan interest payable	1,636	171	1
Convertible loan notes and preference shares interest payable	1,220	358	-
Financing agreement finance cost payable	217	-	-
Finance lease interest payable	55	-	-
Bank interest payable	17	5	-
Foreign exchange losses	93	2	1
Other finance costs	157	58	-
Total	3,395	600	2

11.          Income tax expenses

The tax charge comprises:

(US dollars in thousands)	2018	2017	2016
Current tax
UK corporation tax	(29)	-	-
Foreign tax	2,279	(2,361)	-
Total current tax	2,250	(2,361)	-

Deferred tax
Current year			-
UK corporation tax	(370)	451	-
Foreign tax	4,378	(3,428)	-
Total deferred tax	4,008	(2,977)	-
			-
Total tax recovery/(charge) on profit on ordinary activities	6,258	(5,338)	-

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

(US dollars in thousands)	2018	2017	2016
(Loss)/profit on ordinary activities before tax	(34,137)	10,919	-
Tax on Group (loss)/profit on ordinary activities at the weighted average corporation tax rate of 23% (2017: UK standard corporation tax rate of 20%)	7,772	(2,184)	-
Effects of:			-
Expenses that are not deductible in determining taxable profits	(3,872)	(20)	-
Release of prior year current tax provision	2,358	-	-
Tax rates of subsidiaries operating in other jurisdictions	-	(3,108)	-
Change in tax rates	-	(26)	-
Total tax recovery/(charge) for the year recognized in the Consolidated Statement of Comprehensive Income	6,258	(5,338)	-

11.1        Deferred tax

Deferred tax assets	2018	2017	2016
Deferred tax assets	2,570	2,312	-
Deferred tax liabilities	(26)	(3,776)	-
Net deferred tax asset/(liability)	2,544	(1,464)	-

These assets and liabilities are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to statement of comprehensive income	739	-	739
Acquisition	1,573	-	1,573
March 31, 2017	2,312	-	2,313
Transfer	(720)	720	-
Credit/(charged) to statement of comprehensive income	(8)	265	257
March 31, 2018	1,585	985	2,570

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to statement of comprehensive income	(13)	(3,763)	(3,776)
March 31, 2017	(13)	(3,763)	(3,776)
Credit/(charged) to statement of comprehensive income	5	3,745	3,750
March 31, 2018	(8)	(18)	(26)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

12.          Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Leasehold improvement	Fixtures and Fittings	Total
Cost
At April 1, 2016	3	-	-	-	-	3
Additions	34	44	16	-	-	94
Acquisition	488	1,588	1,876	156	11	4,119
At March 31, 2017	525	1,632	1,892	156	11	4,216
Foreign exchange	3	10	12	1	-	26
Additions	121	437	537	4	2	1,101
Disposals	(7)	(82)	(921)	-	-	(1,010)
At March 31, 2018	642	1,997	1,520	161	13	4,333

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Leasehold improvement	Fixtures and Fittings	Total
Depreciation
At April 1, 2016	-	-	-	-	-	-
Additions	24	45	31	3	-	103
Acquisition	303	982	619	38	8	1.950
At March 31, 2017	327	1,027	650	41	8	2,053
Foreign exchange	2	6	4	-	-	12
Charge for the year	97	203	107	12	1	420
Disposals	(4)	(63)	-	-	-	(67)
At March 31, 2018	422	1,173	761	53	9	2,418

Net book value
At April 1, 2016	3	-	-	-	-	3
At March 31, 2017	198	605	1,242	115	3	2,163
At March 31, 2018	220	824	759	108	4	1,915

The Group has $0.6 (2017: $0.3; 2016: nil) million of assets held under finance lease. Details of the liabilities are shown in note 19.

13.          Intangible Assets

(US dollars in thousands)	2018	2017	2016
Goodwill	24,482	30,393	-
Other intangible assets	11,920	15,927	-
Carrying value at March 31	36,402	46,320	-

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on December 29, 2016.

(US dollars in thousands)	2018	2017	2016
As at April 1	30,393	-	-
Revaluations	3,597	-	-
Goodwill previously not recognized	627	-	-
Impairment	(11,092)	-	-
Reclassifications	138	-	-
Additions	-	30,024	-
Foreign exchange	819	369	-
Carrying value at March 31	24,482	30,393	-

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

(US dollars in thousands)	2018	2017	2016
Aevitas O Holdings Limited	13,949	9,800	-
VivoPower Pty Limited	10,533	20,593	-
Total	24,482	30,393	-

In the prior year, the Group took advantage of the provisions of IFRS 3 in accounting for the business combinations arising from the acquisitions of Aevitas O Holdings Pty Limited and VivoPower Pty Limited whereby the financial statements recognized the Directors' best estimate of the individual allocation of goodwill and other separately identifiable assets acquired. The purchase price allocation exercise was completed in the current year and gave rise to a $3.6 million revaluation of goodwill and corresponding decrease intangible assets as noted below.

The Group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

As a result of the impairment review as at March 31, 2018, an impairment charge of $10.5 million was recorded against the goodwill that arose on the acquisition of VivoPower Pty Limited in the previous year. The recoverable amount was determined based on the present value of estimated future cash flows discounted at 12.1% for cash flows budgeted for the year ended March 31, 2019 and 15.1% for forecast cash flows thereafter. The Group’s strategic shift in Australia to the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects, away from our previous strategy of acquiring small developed roof-mounted solar projects from third-party developers to sell to long term owners, while expected to be more profitable in the longer-term, presents a higher degree of execution risk in the short-term as suitable opportunities need to be identified, secured and developed. In addition, the Company’s cost of capital and expected return from such projects has increased as limited capital is prioritized to the best opportunities.

In addition, an impairment charge of $0.6 million was recorded on the first-time consolidation of three Philippine-based controlled entities. VivoPower Singapore Pte Ltd, a wholly-owned subsidiary, has control over three Philippines-based subsidiaries, V.V.P. Holdings Inc., VivoPower Philippines Inc., and VivoPower RE Solutions Inc. These entities have not been previously consolidated on the basis of materiality. As the activity within these entities has continued to increase, it was deemed appropriate to consolidate them with effect from April 1, 2018. Upon initial consolidation, the Group recognized negative net assets of $0.6 million which resulted in a corresponding amount of goodwill on acquisition. This goodwill was immediately deemed impaired and the impact of the provision is included in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2018.

The CGU represented by Aevitas was assessed to have a value in excess of its respective carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of the Aevitas were:

●	the discount rate was based on the weighted average cost of capital of 9.2% (2017: 8.3%); and,

●	no sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Cost
At April 1, 2016	-	-	-	-	-	-
Additions	9,953	2,488	2,488	734	812	16,475
At March 31, 2017	9,953	2,488	2,488	734	812	16,475
Foreign exchange	139	63	126	4	-	332
Revaluation	(4,293)	129	1,963	(584)	(812)	(3,597)
Additions	-	-	-	-	98	98
At March 31, 2018	5,799	2,680	4,577	154	98	13,308

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Amortization
At April 1, 2016	-	-	-	-	-	-
Amortization	347	43	122	36	-	548
At March 31, 2017	347	43	122	36	-	548
Amortization	330	194	284	32	-	840
At March 31, 2018	677	237	406	68	-	1,388

Net book value
At April 1, 2016	-	-	-	-	-	-
At March 31, 2017	9,606	2,445	2,366	698	812	15,927
At March 31, 2018	5,122	2,443	4,171	86	98	11,920

14.          Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at the year-end is more than 20% are as follows:

Subsidiary undertakings	Percentage of ordinary shares held	Registered address
VivoPower International Services Limited	100%	3rd Floor 37 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower International Holdings Limited	100%	91 Wimpole Street, London, UK, W1G 0EF
VivoPower USA, LLC	100%
VivoRex, LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
VivoPower Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
VVP Project 2 Pty Limited	100%
Amaroo Solar Tco Pty Limited	100%
Amaroo Solar Hco Pty Limited	100%
Amaroo Solar Fco Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
ACN 613885224 Pty Limited	100%
Juice Capital Fund 1 Pty Limited	100%
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Singapore Pte Limited	100%	36, UOB Plaza 1, 80 Raffles Pl, Singapore 048624
V.V.P. Holdings Inc.	40%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th
VivoPower Philippines Inc.	64%	Street, E-Square Zone, Crescent Park West,
VivoPower RE Solutions Inc.	64%	Bonifacio Global City, Taguig, Metro Manila
Innovative Solar Ventures I, LLC	50%	251 Little Falls Drive, Wilmington, DE, USA 19808

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC. This is in line with IFRS 10 [7] where it satisfies all three criteria to determine whether control exists.

15.         Investments

(US dollars in thousands)	% Owned	2018	2017	2016
Innovative Solar Ventures I, LLC	50%	14,147	-	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	10,529	-
US-NC-47 Sponsor Partner, LLC	10%	-	7,531	-
Total		14,147	18,060	-

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). This investment is accounted for under the equity method.

Under the terms of the agreement, the Company committed to invest $14.9 million, which was recorded in full at the outset and offset by a corresponding current obligation payable. The investment balance at March 31, 2018, has been reduced by a $0.7 million commission credit described below.

Under the terms of the ISS Joint Venture agreement the Company committed to invest $14.9 million for a 50% equity interest in the portfolio of 38 projects, an amount which included $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. In addition, an initial capital contribution of $0.5 million was made by a top-tier U.S.-based EPC firm, in consideration for a right to provide certain engineering services related to the ISS Joint Venture portfolio projects. The $14.9 million investment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. Of the $14.9 million commitment, the Company contributed an additional $12.4 million to the ISS Joint Venture over the course of the year ended March 31, 2018, which after giving effect to the payment by the EPC firm and a proportionate amount of the commission credit, left a remaining capital commitment at March 31, 2018 of $1.3 million, which is recorded in trade and other payables.

The table below provides summarized financial information for the ISS Joint Venture. The information disclosed reflects the amounts presented in the financial statements of ISS Joint Venture, amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy. The summarized financial information for the ISS Joint Venture does not represent the Company’s share of those amounts.

(US dollars in thousands)	2018	2017	2016
Current assets	13,617	-	-
Non-current assets	819	-	-
Net assets	24,482	-	-

No summarized statement of comprehensive income has been presented as there were no movements in comprehensive income in the year (2017: nil).

Reconciliation to carrying amounts

(US dollars in thousands)	2018	2017	2016
Opening net assets	-	-	-
Initial investment	29,808	-	-
Commission credit	(1,514)	-	-
Net assets	28,294	-	-
VivoPower share in %	50%	-	-
VivoPower share in $ (US dollars in thousands)	14,147	-	-

During the year ended March 31, 2017, the Company developed its first two major solar projects, located in North Carolina, United States, known as NC-31 and NC-47 (together the “NC Projects”). The Company acquired these projects on June 14, 2016, and August 29, 2016, respectively. On July 29, 2016, and October 25, 2016 and prior to commencement of construction, third-party investors acquired the majority of these projects, with the Company retaining a 14.5% and 10.0% non-controlling equity interest in NC-31 and NC-47, respectively (“Residual Interests”). The Company invested a total $18.1 million in the year ended March 31, 2017, and an additional $3.5 million in the year ended March 31, 2018, for a total cost of $21.6 million related to the Residual Interests. Subsequent to March 31, 2018, the Company sold the Residual Interests to the majority investor and accordingly has reclassified the investment to current assets as asset held for sale, as more fully disclosed in note 8.

16.         Cash and cash equivalents

(US dollars in thousands)	2018	2017	2016
Cash at bank and in hand	1,939	10,970	28

The credit ratings of the counterparties with which cash was held are detailed in the table below.

(US dollars in thousands)	2018	2017	2016
A-1+	830	2,341	-
A-1	969	8,161	-
A-2	140	468	-
Total	1,939	10,970	-

17.         Trade and other receivables

(US dollars in thousands)	2018	2017	2016
Current receivables			-
Trade receivables	5,333	5,248	-
Accrued income	120	13,183	-
Prepayments	391	563	-
Other receivables	2,059	722	-
Related party receivable	-	128	-
Total	7,903	19,844	-
			-
Non-current receivables			-
Loan due from associate	-	549	-
Other receivables	-	618	-
Total	-	1,167	-

Analysis of trade receivables:

(US dollars in thousands)	2018	2017	2016
Trade and other receivables	5,335	5,250	-
Less: credit note provision	(2)	(2)	-
Total	5,333	5,248	-

The maximum exposure to credit risk for trade receivables by geographic region was:

(US dollars in thousands)	2018	2017	2016
USA	129	-	-
United Kingdom	12	1,600	-
Australia	5,192	3,648	-
Total	5,333	5,248	-

The aging of the trade receivables, net of provisions is:

(US dollars in thousands)	2018	2017	2016
0-90 days	5,326	5,092	-
Greater than 90 days	7	156	-
Total	5,333	5,248	-

18.         Trade and other payables

(US dollars in thousands)	2018	2017	2016
Trade payables	5,644	2,158	185
Accruals	3,008	1,297	1
Related party payable	-	1,445	-
Treasury shares (see note 25 for further details)	-	592	-
Payroll liabilities	504	1,972	-
Sales tax payable	310	412	-
Deferred income	1,544	305	-
Other creditors	3,072	81	-
Total	14,082	8,262	186

19.         Obligations under finance leases

(US dollars in thousands)	Minimum lease payments			Present value of minimum lease payments
	2018	2017	2016	2018	2017	2016
Amounts payable under finance leases:
Less than one year	291	165	-	285	145	-
Later than one year but not more than five	327	107	-	293	95	-
	618	272	-	578	240	-
Future finance charges	(40)	(32)	-	-	-	-
Total obligations under finance lease	578	240	-	-	-	-

20.         Provisions

(US dollars in thousands)	2018	2017	2016
Current provisions
Employee and contractor termination	616	-	-
Onerous contract	380	-	-
Employee entitlements	1,474	1,339	-
			-
Non-current provisions			-
Employee entitlements	288	237	-
Total	2,758	1,576	-

The employee and contractor termination provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in note 7.

The onerous contract provision recognizes the loss associated with a contract to sell Solar Renewable Energy Certificates purchased from the NC-47 project at a loss until April 21, 2022.

(US dollars in thousands)	Employee Entitlements	Employee Termination	Contractor Termination	Onerous Contract	Total
At 1 April 2016	-	-	-	-	-
Acquired through business combinations	1,576	-	-	-	1,576
At 31 March 2017	1,576	-	-	-	1,576
Additional provisions recognized	186	32	584	380	1,182
At 31 March 2018	1,762	32	584	380	2,758

Employee entitlements include long term leave and vacation provisions.

21.         Loans and borrowings

(US dollars in thousands)	2018	2017	2016
Current liabilities
Financing agreement	2,000	-	-
Related party loans	1,670	-	8,001
Bank loan	-	90	-
			-
Non-current liabilities			-
Bank loan	-	933	-
Related party loan	18,092	18,992	-
Total	21,762	20,015	8,001

The financing agreement represents a short-term loan from SolarTide, LLC, an affiliate of DEPCOM Power, which was made in January 2018, subject to a loan fee of $0.3m, interest at 12% per annum, and was repaid in May 2018.

The related party loans in current liabilities are with Arowana International Limited. A $0.8 million loan was made in March 2018, bears interest at 8.5%, and was repaid in April 2018. The remaining $0.9 million is the current portion of the non-current related party loan described below.

The bank loan was due to ANZ Bank and was repaid in February 2018 on sale of the related Amaroo solar project. The loan was repayable over an 11.5-year period at a monthly repayment amount of approximately $7,500 per month for 138 months.

The non-current related party loan of $18.1 million loan is the non-current portion of a $19 million loan from Arowana International Limited, which bears interest at 8.5% paid monthly in arrears, and is repayable in twelve equal monthly instalments of $75,000 beginning April 2018, with the remainder repayable in 24 equal monthly instalments thereafter.

22.         Called up share capital

	2018	2017	2016
Allotted, called up and fully paid
Ordinary shares of $0.012 each as at 31 March	$162,689	$162,689	$72,125

Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376	5,514,375

No. of shares
At April 1, 2016	5,514,375
Issue of new shares	8,043,001
At April 1, 2017	13,557,376
Issue of new shares	-
At March 31, 2018	13,557,376

23.         Other reserves

(US dollars in thousands)	2018	2017	2016
Equity instruments	25,072	25,072
Share option reserve	3,713	3,713	-
Capital raising costs	(9,722)	(9,722)	-
Treasury shares (see note 25)	(592)	(592)	-
Foreign exchange	(88)	(142)	-
Total	18,383	18,329	-

Equity instruments are convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than 30 June 2021. The Company has classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$9,956,149 represents their face value plus the dividends accrued to December 29, 2016, the date at which they became convertible to VivoPower shares. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$22,489,140 represents their face value plus the dividends accrued to December 29, 2016, the date at which they became convertible to VivoPower shares. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016. At maturity, or if a trigger event such as a change of control event, listing event or a disposal of substantially all of Aevitas Group has occurred, the Company can choose to redeem the instruments or convert them into VivoPower ordinary shares at a price of US$10.20 per share.

In connection with the acquisition of Aevitas Group, the Company entered into a guarantee of the obligations of Aevitas Group under the terms of the preference shares and loan notes.

The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitle the holder to buy VivoPower ordinary shares at US$8.70 at any time before April 30, 2020. The options were accounted for as a share-based award and accordingly, the cost of the award was recognized directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently.

24.          Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

(US dollars in thousands)	2018	2017	2016
Profit/(loss) for the year	(27,879)	5,581	(281)

Weighted average number of shares in issue (‘000s)	13,557	7,624	5,514

Basic earnings/(loss) per share (dollars)	(2.06)	0.73	(0.05)
Diluted earnings/(loss) per share (dollars)	(2.06)	0.73	(0.05)

25.          Treasury shares

On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,916, including commission. The shares are being held as treasury shares.

26.         Contingencies

(a)	Litigation

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg is claiming damages of £615,600 related to the notice period in his service agreement, £540,000 related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due.

On April 9, 2018, the Company filed a defense and counterclaim, denying the claims asserted by Mr. Comberg and claiming damages in an amount of approximately $27 million plus certain other amounts to be quantified. The Company believes strongly in the merits of its litigation against Mr. Comberg and intends to continue a strong defense and counterclaim.

As the outcome of the litigation is uncertain, very much dependent upon uncertain future determinations by third parties, and the amount of any possible recovery or liability cannot be reliably measured, no provision has been made in these financial statements in respect of this matter.

(b)	Bank guarantees

The Group has issued bank guarantees totaling $1.0 million to customers to secure performance obligations under power services contracts. These obligations are secured by a first charge over the assets of JA Martin PTY Limited.

27.         Operating lease commitments

(US dollars in thousands)	2018	2017	2016
	Property	Property	Property
Commitments under non-cancellable operating leases expiring:
Within one year	144	15	-
Later than one year and less than five years	160	159	-

The Group leases several buildings and office facilities. The terms of the leases vary from location to location. The main leases are in New South Wales, Australia and run for a period for a period of 5 years and 1 year. The leases are due to expire in 2019.

28.         Pensions

The Group’s principal pension plan comprises the compulsory Superannuation scheme in Australia, where the Group contributes 9.5%. The pension charge for the year represents contributions payable by the Group which amounted to $900,483 (2017: $196,005; 2016: nil) in respect of the Australian scheme.

29.         Financial instruments

(US dollars in thousands)	2018	2017	2016
Financial assets
Trade and other receivables	7,511	20,448	-
Cash and cash equivalents	1,939	10,970	28
Total	9,450	31,418	28

Financial Liabilities
Loans and borrowings	21,762	20,015	8,001
Trade and other payables	13,268	5,878	186
Finance leases payable	578	240	-
Total	35,608	26,133	8,187

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

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

 (b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held cash resources of $1.9 (2017: $10.9) million with related party loan of $19.0 (2017: $19.0) million. The ratio of current assets to current liabilities is 1.03 (2017: 2.53:1). The Group manages its liquidity as a whole and ensures that there are sufficient available cash resources for each Group company to operate effectively.

(c) Credit risk

The primary risk arises from the Group’s receivables from customers. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

The Group does not consider the exposure to the above risks to be significant and has therefore not presented a sensitivity analysis on the identified risks.

The credit quality of debtors neither past due nor impaired is good. Refer to note 17 for further analysis on trade receivables.

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

The Group is exposed to foreign exchange risk on $7.4 million of trade and other receivables denominated in AUD. In addition, the Group is exposed to foreign exchange risk on $6.1 million or trade and other payables, of which $4.9 million is denominated in AUD and $1.2 million in GBP.

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

30.          Related party transactions

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the year, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower is indebted to Arowana via a related party loan on normal commercial terms with interest charged at 8.5% per annum, which was repaid, together with interest, in April 2018. At March 31, 2018 the principal balance due to Arowana by VivoPower under this loan was $770,000 (2017: nil).

VivoPower is indebted to Arowana via a related party loan on normal commercial terms with interest charged at 8.5% per annum and principal repayable in equal monthly instalments of $75,000 beginning April 2018. Interest is payable monthly. At March 31, 2018, the principal balance due to Arowana by VivoPower under this loan was $18,992,263 (2017: $18,992,263).

Directors fees for Kevin Chin in the amount of $21,094 per month are charged by Arowana Partners Group Pty Limited. At March 31, 2018, the Company had an account payable to Arowana Partners Group Pty Limited of $42,188 (2017: nil) in respect of these services.

Art Russell, Chief Financial Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $26,352 per month is charged to the Company for these services. At March 31, 2018, the Company had an account payable of $80,036 (2017: nil) in respect of these services.

Gary Hui, Director, is paid an annual salary of $360,000 by VivoPower, $260,000 of which is recharged to Arowana on a monthly basis, together with related expenses. At March 31, 2018, VivoPower had an account receivable from Arowana of $242,915 (2017: $121,046) in respect of these recharges.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company.  During the year ended March 31, 2018, Arowana recharged $1.6 million of third-party fees to VivoPower related to international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017; the expense has been included in general and administrative expenses. In addition, $202,003 was recharged to the Company related to an abandoned business development project and included in restructuring costs as disclosed in note 7. At March 31, 2018, the Company has a payable to Arowana for both amounts, totalling $1,802,003 (2017: nil).

Kevin Chin or entities controlled by Kevin Chin are investors in ReNu Energy, with whom the Group into an alliance agreement and sold the Amaroo solar project for $2.0 million during the year.

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, and for which they earned $758,766 of interest during the year ended March 31, 2018. The outstanding amount represents the face value plus interest accrued to December 29, 2016:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366; and,

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 666,667 Aevitas notes held with an outstanding amount of $4,655,366.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $325,185 of dividends during the year ended March 31, 2018. The outstanding amount represents the face value plus dividends accrued to December 29, 2016:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited <Arowana Australasian Special Situation Fund >: 833,333 Aevitas preferred shares held with an outstanding amount of $2,493,948.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible loan notes:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 notes with an outstanding amount of $31,425 representing face value plus interest accrued to December 31, 2016, and earned interest of $1,707 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr. Dudley Hoskin holds 43,249 notes with an outstanding amount of $302,010, representing face value plus interest accrued to December 31, 2016, and earned interest of $16,408 for the year ended March 31, 2018.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible preferred shares:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 shares with an outstanding amount of $13,467 representing face value plus interest accrued to December 31, 2016, and earned dividends of $732 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr. Dudley Hoskin holds 43,249 shares with an outstanding amount of $129,433 representing face value plus dividends accrued to December 31, 2016, and earned dividends of $7,032 for the year ended March 31, 2018

31.          Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in note 9 to the consolidated financial statements.

32.          Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited.