Form 20-F
period 2019-03-31
VivoPower International PLC
filed 2019-07-12
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

(Address of principal executive offices)

Art Russell, Interim Chief Executive Officer

Tel: +44-751-360-5012

art.russell@vivopower.com

Unit 3.02, 411-413 Oxford Street, London W1C 2PE United Kingdom

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒     No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes   ☒     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “ accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

TABLE OF CONTENTS

Introduction	1
Forward Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
Item 4. Information on the Company	17
A. History and Development of the Company	17
B. Business Overview	18
C. Organizational Structure	25
D. Property, Plant and Equipment	26
Item 4A. Unresolved Staff Comments	26
Item 5. Operating and Financial Review and Prospects	26
A. Operating Results	27
B. Liquidity and Capital Resources	38
C. Research and Development, Patents, Licenses, etc.	42
D. Trend Information	42
E. Off-Balance Sheet Arrangements	42
F. Contractual Obligations and Commitments	42
Item 6. Directors, Senior Management and Employees	43
A. Directors and Senior Management	43
B. Compensation	45
C. Board Practices	46
D. Employees	48
E. Share Ownership	49
Item 7. Major Shareholders and Related Party Transactions	50
A. Major Shareholders	50
B. Related Party Transactions	51
C. Interests of Experts and Counsel	52
Item 8. Financial Information	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	53
Item 9. The Offer and Listing	53
A. Offering and Listing Details	53
B. Plan of Distribution	53
C. Markets	53
D. Selling Shareholders	53
E. Dilution	54
F. Expenses of the Issue	54
Item 10. Additional Information	54
A. Share Capital	54
B. Memorandum and Articles of Association	54
C. Material Contracts	54
D. Exchange Controls	54
E. Taxation	54
F. Dividends and Paying Agents	61
G. Statements by Experts	61
H. Documents on Display	61
I. Subsidiary Information	61
Item 11. Quantitative and Qualitative Disclosures about Market Risk	61

Introduction

 References in this Annual Report on Form 20-F (the “Annual Report”) to “VivoPower International PLC”, “VivoPower”, “we”, “our”, “us” and the “Company” refer to VivoPower International PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on March 31 of each calendar year. References to any specific fiscal year refer to the year ended March 31 of the calendar year specified. For example, we refer to the fiscal year ended March 31, 2019, as “fiscal 2019” or “FY 2019.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

 A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the years presented. Historical information as of and for the years ended March 31, 2019, 2018, 2017 and 2016, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements for 2019, 2018, and 2017 have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. The financial statements for 2016 were audited by Marcum LLP. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

	For the Year Ended March 31,
(US dollars in thousands, except per share amounts)	2019	2018	2017	2016
				(2 months)
Revenue from contracts with customers	$39,036	$33,647	$32,250	$-
Cost of sales	(32,726)	(28,524)	(4,977)	-
Gross profit	6.310	5,123	27,273	-
General and administrative expenses	(7,685)	(12,814)	(9,316)	(279)
(Loss)/gain on sale of assets	(2,615)	1,356	-	-
Depreciation of property and equipment	(430)	(420)	(103)	-
Amortization of intangible assets	(990)	(840)	(548)	-
Operating (loss)/profit	(5,410)	(7,595)	17,306	(279)
Restructuring costs	(2,017)	(1,873)	-	-
Impairment of assets	-	(10,191)	-	-
Impairment of goodwill	-	(11,092)	-	-
Transaction costs	-	-	(5,800)	-
Finance income	4	9	13	-
Finance expense	(3,243)	(3,395)	(600)	(2)
(Loss)/profit before income tax	(10,666)	(34,137)	10,919	(281)
Income tax	(557)	6,258	(5,338)	-
(Loss)/profit for the year	(11,332)	(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity	(2,998)	222	599	-
Total comprehensive (loss)/income	$(14,221)	$(27,657)	$6,180	$(281)
Earnings per share (dollars)
Basic	$(0.83)	$(2.06)	$0.73	$(0.05)
Diluted	$(0.83)	$(2.06)	$0.73	$(0.05)
Weighted average number of shares used in computing (loss)/earnings per share	13,557,356	13,557,356	7,624,423	5,514,375

Consolidated Statement of Financial Position Data

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017	2016
Cash and cash equivalents	$4,522	$1,939	$10,970	$28
Current assets	29,770	21,278	30,814	28
Current liabilities	(20,807)	(20,610)	(12,197)	(8,187)
Current ratio	1.43	1.03	2.53	-0.003
Property and equipment, net	1,205	1,915	2,163	3
Total assets	65,395	76,312	100,836	7,906
Debt, current and long-term	19,267	22,340	20,255	8,001
Total shareholders’ equity/(deficit)	23,985	37,003	64,606	$(281)

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

Risks Related to Our Business and Operations

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss in the year ended March 31, 2019, of $11.2 million, including an operating loss of $5.4 million, following a loss of $27.9 million in the year ended March 31, 2018, including an operating loss of $7.6 million. If we are unable to generate sufficient revenue from the operation of our businesses, generate sales of solar projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. If losses continue, and we are unable raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern.

We expect to require some combination of additional financing and/or sale of assets to execute our strategy to operate and grow our business.

Our business is capital intensive and our initiatives involve substantial and ongoing deployments of capital to capture the growth potential of our critical power services businesses and the development and sale of our solar projects. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As a result, we expect to require some combination of additional financing or sale of assets in order to execute our strategy and meet the operating cash flow requirements necessary to realize the benefits of our joint venture with Innovative Solar Systems, LLC (the “ISS Joint Venture”) and to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As of March 31, 2019, we had an aggregate of $19.3 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern.

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

We have a forward order book of $34.3 million as at March 31, 2019, for our critical power services businesses, representing 91% of the $37.8 million revenue from critical power services for the year ended March 31, 2019. These businesses are expected to continue to grow significantly over the next few years as they continue to capitalize on the market opportunities available in data centers, health care, and solar development, as further described in “Item 4. Information on the Company – B. Business Overview”. We expect that this growth in activity will place significant stress on our operations, management, employee base and ability to meet working capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. As of March 31, 2019, we had trade payables of $5.7 million. At times we have increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations. We could also face substantial liquidity problems and might be required to dispose of material assets or enter into economically unfavorable financing arrangements to meet creditor demands or risk not being able to continue as a going concern.

A deterioration or other negative change in economic or financial conditions could have a material adverse effect on our business or operating results.

Our business depends on the availability of third-party financing on attractive terms. If a deterioration, volatility or other negative changes occurred in economic or financial conditions, our access to such financing, or the terms on which we are able to access such financing, could be significantly and negatively affected. Financial markets are subject to periods of substantial volatility and such volatility is difficult or impossible to predict in advance. Debt markets may become tighter and providers of financing may require more restrictive terms, higher lending rates, or both, or may elect not to provide financing at all. Increases in volatility, increasing restrictions in credit terms, increases in interest rates, increases in yield expectations for solar projects, or worsening conditions in financial markets generally could delay or prevent the successful expansion of our critical power services business or development of solar projects in our portfolio and thereby have a material adverse effect on our business or operating results.

Our results of operations are subject to significant variability and are inherently unpredictable.

Because we do not know the pace at which our revenue will grow, or if it will grow, and because our expenses may grow, we may not be profitable from period to period. Our revenue and operating results are difficult to predict and may vary significantly from period to period. A key reason for these significant fluctuations in our results of operations is that a substantial portion of our revenue and cash flow is derived from the development and sale of a few relatively large utility-scale solar energy projects. The number and type of these projects may, therefore, cause substantial variations in our operating results since at any given time one or two projects may account for a large portion of our revenue or gains on sale in a given period. If such projects are delayed or become subject to higher than predicted expenses, there may be significant negative impacts on our profitability or other results. Any decrease in revenue from, or increase in our expenses associated with, our utility-scale solar power projects could have a significant negative impact on our business. In addition, demand from prospective offtakers of power from solar power plants may fluctuate based on the perceived cost-effectiveness of the electricity generated by our solar power systems as compared to conventional energy sources, such as natural gas and coal (which fuel sources are subject to significant price fluctuations from time to time), and other non-solar renewable energy sources, such as wind.

If we are unable to enter into new financing agreements when needed, or upon desirable terms, or if any of our current financing partners discontinue or materially change the financing terms, we may be unable to finance our operations and development projects or our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

We may require working capital and credit facilities to fund the growth of our critical power services businesses and the up-front costs associated with the development and sale of solar projects. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business. Our ability to obtain financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the industries in which we operate as a whole. In addition, wholesale regulatory changes within financial services markets within specific jurisdictions in which we operate can affect the availability of financing available to our businesses resulting from capital availability in the market and appetite of the market for certain industries, risks, or businesses. Changes to our business, the business of our lenders, or the financing market in a region or as a whole, could result in us being unable to obtain new financing or maintain existing credit facilities. Failure to obtain necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial parties. If any of these financial parties decided not to continue financing our business or materially change the terms under which they are willing to provide financing, we could be required to identify new financial parties and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements were in place. In addition, there can be no assurance that the terms of the financing provided by a new financial party would compare favorably with the terms available from our current financing partners. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition and results of operations.

The market value of our investment in solar assets may decrease, which may cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

The fair market value of investments we have made in solar projects and/or portfolios of solar projects may decline. For example, for the year ended March 31, 2018, we recorded an impairment of $10.2 million with respect to our NC-31 and NC-47 projects in North Carolina. The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, unforeseen development delays, unfavorable project development costs, prohibitive deposit requirements by power offtakers and utilities for interconnection, and long-term interest rates. Any deterioration in the market values of our investments could cause us to record impairment charges in our financial statements, which could adversely affect our results of operations. If we sell any of our investments when prices for such investments have fallen, the sale may be at less than the investment’s carrying value on our financial statements, which could result in a loss.

Sales of our solar projects may be delayed or may not be fully realized, which could have a material adverse effect on our financial position, results of operations or cash flows.

In the U.S., the Company has a portfolio of 35 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.7 GW. In Australia, the Company has a portfolio of 53 operating projects with a generating capacity of approximately 1.4 GW, with two additional projects totaling 20 MW under development. These projects are at varying stages of progress and will take many months or even years to sell, as further discussed in “Item 4. Information on the Company – B. Business Overview.” The successful development and sale from these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control. In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; and (vii) access to project financing (including debt, equity or tax credits) on sufficiently attractive terms or at all. Accordingly, the actual amount of proceeds of sale realized and the actual periods during which these proceeds are realized may vary substantially from our plans and projections. Our inability to realize cash from the sale of solar projects could have a material adverse effect on our financial position, results of operations or cash flows and create a risk that we will not be able to continue as a going concern.

Doing business through joint ventures is a key part of our business and any disagreements or discontinuations could disrupt our operations, put assets at risk or affect the continuity of our business.

Joint ventures, and in particular, the ISS Joint Venture in the U.S. and partnership with ITP Renewables in Australia, are a key part of how we do business. While a joint venture partner may provide local knowledge and experience, entering into joint ventures often requires us to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when we do not agree with the business goals and objectives of our partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of our relationship with the joint venture partner could disrupt our operations, put assets dedicated to the joint venture at risk, or affect the continuity of our business. If we are unable to resolve issues with a joint venture partner, we may decide to terminate the joint venture and either locate a different partner and continue to work in the area or seek opportunities for our assets in another market. The unwinding of an existing joint venture could prove to be difficult or time-consuming, and the loss of revenue related to the termination or unwinding of a joint venture and costs related to the sourcing of a new partner or the mobilization of assets to another market could adversely affect our financial condition, results of operations or cash flows.

Our ability to obtain power purchase agreements (“PPAs”) for solar projects on rates and terms which are economic could have a material adverse impact on the value of our solar projects and the level of demand from potential buyers and investors.

The value of solar projects is impacted by being able to successfully obtain a PPA for sufficiently long period of time and power purchase rate and on terms which makes development of the project profitable and provides sufficient visibility and stability of revenue to potential buyers and investors to support the expected value of the project. In most cases, PPA’s are obtained through competitive tendering processes and there is therefore no assurance of obtaining an acceptable PPA or any PPA at all. Driven by an increasing supply of solar projects being developed, the market for PPAs is becoming increasingly competitive with a general trend towards shorter terms and lower prices. If a project does not obtain an acceptable PPA, the project may be determined to be uneconomic resulting in a complete loss of the development cost to date. If we are unable to compete successfully with other providers of electricity and enter into competitive PPAs, our cash flow from project sales and results of operations will be negatively affected.

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

Changes in current and forecasted electricity price expectations can have a material adverse impact on the value of our solar projects and the level of demand from potential investors and financiers.

While we primarily target solar projects that are backed by fixed price power purchase agreements, we may acquire projects that sell electricity at wholesale market rates from commencement or that have power purchase agreements (“PPAs”) that expire before the end of a project’s useful life. In these circumstances, our business is exposed to current wholesale electricity prices and expectations of future market electricity prices. In the event that these prices decline, or there is a decrease in market consensus forecasts, the demand for our solar projects and the profitability that they could generate may also decline commensurately, impacting our cash flow and earnings. Fossil fuel sources of electricity, such as natural gas-fired power plants, have traditionally been cheaper than solar power. If we are unable to compete successfully with other providers of electricity, or to enter into competitive PPAs, our cash flow from project sales and results of operations will be negatively affected. Furthermore, demand for PPAs from customers is subject to procurement practices that may change, and which could negatively affect the number or terms of the PPAs that our customers elect to enter into with us.

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

Our ability to generate cash flows and earnings relies on project investor demand for our solar projects. An increase in market interest rates in the countries in which we operate is likely to result in our project investors requiring higher rates of return on solar projects that they acquire from us. In recent years, interest rates have been increasing in certain important countries in which we operate, such as the United States. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

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

The solar energy business is still at an early stage of development. If PV technology proves unsuitable for widespread adoption, we may be unable to generate sufficient revenue to grow our business profitably. The attractiveness of PV technology is dependent on numerous factors, including: (i) the cost-efficiency and performance of solar-generated electricity compared to other energy sources, such as natural gas, wind, hydroelectric, geothermal and coal; (ii) the regulatory, legal and tax landscape for energy generation, distribution and consumption, which substantially affects the costs and returns associated with use of different energy sources; (iii) the availability or absence of environmental and energy incentives, credits, standards and attributes that seek to promote use of renewable energy technologies; and, (iv) the level of competitiveness in the renewable energy industry generally.

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

We face competition in the growing renewable energy services market internationally as well as in the critical power services market in Australia. Some of our competitors: (i) have substantially more financial, technical, engineering and manufacturing resources than we do to develop products that currently and may compete favorably against our products; (ii) have substantial government-backed financial resources or parent companies with substantially greater depth of resources than available to us; (iii) may have longer and more established operating records than we do; or (iv) may have greater brand recognition, access to customers or financing partners, or economies of scale than we do. We expect that our competitors will continue to improve their ability to develop, invest in, and sell solar energy projects, and our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations. We may need to reduce our prices to respond to aggressive pricing by our competitors in order to retain or gain market share or undertake other measure to increase the competitiveness of our products or services, which could have a material adverse effect on our business, financial condition or results of operations.

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

We have a limited history in the development and sale of solar projects and, as a result, we may not be successful developing projects profitability resulting in losses on investment in whole or in part.

We have limited experience in the development and sale of solar assets. The Company has only successfully developed and sold two solar projects to date, and these commenced operation in 2017. Our prospects of successfully completing the projects currently under development within the ISS Joint Venture and in Australia must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

 Our Australian critical power services workforce may become unionized resulting in higher cost of operation and reduced labor efficiency.

None of our workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce, which includes 138 operational personnel, or 77% of our total workforce as of March 31, 2019. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past 24 months, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity. Should this occur, it could have a material adverse effect on our business, financial condition or results of operation.

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

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages. For example, as discussed further in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings,” on February 26, 2018, Philip Comberg, our former Chief Executive Officer and director, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom against us and our subsidiary, VivoPower International Services Limited (“VISL”). Subsequently filed claim particulars stated that the claim is for declarations in respect of payments alleged to be due to Mr. Comberg, damages, restitution in relation to services allegedly rendered by Comberg, interest and costs. On April 9, 2018, we and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, we and VISL denied the claims made by Mr. Comberg and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. We and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL. On November 26, 2018, we and VISL agreed to a settlement of the counterclaims for an undisclosed amount, but no settlement has been reached with respect to Mr. Comberg’s claim. In addition to the foregoing litigation, we may be subject in the future to, or may file ourselves, claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, whistleblower matters, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

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

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks Related to our Business and Operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of July 5, 2019, the trading price of our ordinary shares on Nasdaq was $1.46 per share. At certain points in the past three months, the trading price of our ordinary shares on Nasdaq has fallen below $1.00 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

The accounting treatment for many aspects of our business is complex and any changes to the accounting interpretations or accounting rules governing our business could have a material adverse effect on our reported results of operations and financial results.

The accounting treatment for many aspects of our business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our business:

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

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at March 31, 2019. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. In the future, we would lose our foreign private issuer status if we failed to meet the requirements set forth in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). If we were to lose our status as a foreign private issuer, we would become subject to the regulatory and compliance costs associated with being a U.S. domestic issuer under U.S. securities laws, rules and regulations and stock exchange requirements, which costs may be significantly greater than costs we incur as a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers; these requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with applicable U.K. corporate governance laws. If we do not qualify as a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Therefore, the additional costs that we would incur if we lost our foreign private issuer status could have a significant and negative impact on our financial condition, operating results or cash flows.

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

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers throughout Australia, including the development, construction, and sale of photovoltaic (“PV”) solar projects. In addition, the Company continues to focus on the monetization of its portfolio of U.S. solar projects, with a view to using the proceeds to execute a strategic redeployment.

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

Aevitas O Holdings Pty Ltd was established on June 1, 2016 and is an Australian proprietary limited company. It held options to acquire 99.9% of the shares in Aevitas, an Australian unlisted public company established on February 28, 2013. The primary business activity of Aevitas is to provide power generation and distribution solutions to over 700 active customers in Australia, including the design, supply, installation and maintenance of power and control systems, with an increasing focus on data centers, solar project engineering, procurement, and construction.

VivoPower has 27 subsidiary and associated entities, including VivoPower Australia and Aevitas. See “Item 4.C. Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

Corporate and Other Information

Our registered office is located at Unit 3.02, 411-413 Oxford Street, London W1C 2PE, United Kingdom. Our telephone number is +44-751-360-5012.

B. Business Overview

VivoPower is an international solar and critical power services company that focuses on small and medium scale solar development, engineering, procurement and construction (“EPC”) and selected solar asset ownership and maintenance. Headquartered in London, VivoPower has operations in the United States, Australia and the United Kingdom.

Management analyzes our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems, including for solar farms. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

VivoPower, through its wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to a customer base in excess of 750 active commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centers and solar farms.

J.A. Martin and Kenshaw are owned by VivoPower through a holding company called Aevitas, which was formed in 2013 and acquired by VivoPower in December 2016.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical, mechanical and non-destructive testing services.

J.A. Martin Electrical Pty Limited

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

J.A. Martin’s core competencies include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering, project management for mining, infrastructure and industrial applications; solar farm electrical contracting and EPC; electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling.   With 120 employees and a fleet of 80 service vehicles J.A. Martin has built a strong reputation throughout eastern Australian for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced over 260 customers in the past year across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health & safety and quality, as recognized by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

With their history and core business centered in the industrial and mining sector of New South Wales, J.A. Martin has recently taken a firm foothold in the Australian solar EPC market, focusing on the small and medium sized solar project segment of the market. The Australian solar generation market has a strong long-term growth outlook. Bloomberg New Energy Finance energy outlook forecasts renewable power investment in Australia will reach more than $138 billion by 2050. In addition, there is significant growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. J.A. Martin has recently completed the provision of electrical installation and services for its third solar farm. J.A. Martin has now also been approved by the Clean Energy Council of Australia enabling them to complete the entire EPC process, not just the electrical component, and as a result is very well positioned competitively to leverage the strong growth outlook for Australian solar.

Revenue is earned entirely within Australia and is comprised of the following activities:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Electrical installation projects	$8,375	$6,165
Electrical service contracts	7,361	9,425
Electrical switchboard manufacturing	4,949	4,372
Total revenue	$20,685	$19,962

Revenue for the year ended March 31, 2017, has not been presented as it is not directly comparable. J.A. Martin was acquired as part of the Aevitas acquisition on December 28, 2016, and therefore the FY2017 results of operations only includes three months of revenue.

J.A. Martin is a business-to-business enterprise and obtains most of its business through tender processes or from extension of services to existing or previous customers.

There is no material seasonality which impacts this business.

With over 50 years of history, J.A. Martin sources its supplies from a large number of domestic suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. These relationships are integral to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace.

With 267 active customers for the year-ended March 31, 2019, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw has a unique mix of electrical, mechanical and non-destructive testing capabilities for customers across a broad range of industries, operating from its facilities in Newcastle, New South Wales, and Canberra, Australian Capital Territory. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of power generation solutions, products and services across the entire life-cycle for electric motors, power generation, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to long-standing clients ranging from data centers, hospitals, mining and agriculture to aged care, transport and utility services.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; non-destructive testing services including crack testing; diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

A growing market for Kenshaw is the data center sector and it is benefiting from this growth through Kenshaw’s long-term relationship with one of Australia’s leading data center companies, Canberra Data Centre (CDC). Kenshaw has been engaged by CDC since 2012 to install and maintain generators, a capability that Kenshaw is leveraging with other data centers.

A second key growth market for Kenshaw is hospitals and aged care facilities. According to a 2015 Intergenerational Report by the Australian Treasury Department, this is expected to require the development of approximately 76,000 new locations by 2024 in order to meet demand, as the number of Australians aged 65 years and over is forecast to more than double over the next 40 years. Kenshaw has built up significant experience through servicing longstanding customers such as Hunter New England Health, Anglican Care, and BUPA for which it delivers customized critical back up power solutions and services as well as generator and thermal imaging services.

Recent contract wins in the active treatment hospital sector, has also placed critical care power infrastructure as a key priority for growth over the coming years. The Australian Government is providing record investment in health care across hospital funding. Nationwide, the Australian Government’s hospital funding contribution to states and territories is projected to grow from $21.2 billion in 2018–19 to an estimated $29.1 billion in 2024–25.

Revenue is earned entirely within Australia and is comprised of the following activities:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Generator sales and installation	$11,095	$5,919
Generator service and non-destructive testing	1,744	1,786
Motor sales and overhaul	4,276	3,965
Total revenue	$17,115	$11,670

Revenue for the year ended March 31, 2017, has not been presented as it is not directly comparable. Kenshaw was acquired as part of the Aevitas acquisition on December 28, 2016, and therefore the FY2017 results of operations only includes three months of revenue.

Kenshaw has a regional based marketing strategy, utilizing sales staff on the road and internally, open and private tenders, targeted billboard advertising, and web-based advertising. New business is developed through a number of channels including: targeted cold calling, leveraging of existing relationships, breakdown services, and formal tendering process. Kenshaw also maintains strong relationships with key suppliers and consultants who will refer new and potential clients to us for projects and other works.

There is no material seasonality which impacts this business.

Kenshaw’s relationship with its primary suppliers enables it to sell and service their equipment as dealers or agents. It is a primary supplier and service agent for Cummins generators and WEG electric motors. Kenshaw also maintains long term relationships with other equipment manufacturers such as Toshiba and FG Wilson. This allows it to offer a complete solution to its clients with flexibility of product choice. While equipment manufacturers are vital to success, it is the working relationships with all of its suppliers that allows Kenshaw to maintain our competitive advantage in delivering orders and projects.

For the year-ended March 31, 2019, 32% of Kenshaw’s revenue was earned from one customer and this customer is expected to continue to provide significant revenue in future years. However, with 524 active customers for the year-ended March 31, 2019, the business is not solely reliant on this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Solar Development

VivoPower continues to prioritize the development, construction, and sale of solar projects in Australia, leveraging the customer relationships of J.A. Martin and Kenshaw and providing a pipeline of development of EPC opportunities to J.A. Martin. With respect to the U.S., the Company’s focus remains on the monetization of our portfolio of solar projects, with a view to then using the proceeds to execute a strategic redeployment.

Successful solar development requires an experienced team that can manage many work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we have partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics.

In the U.S., we have partnered with Innovative Solar Systems, LLC (“Innovative Solar”), one of the top solar developers in the U.S., having delivered 2.4 GW of projects to date, with another 13 GW in their current project pipeline.

Since long-term investors typically value projects on the basis of long-term rates of return (IRR), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed. With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market, and we target a multiple of invested capital (“MOIC”) of approximately 1.7x - 2.0x. To achieve this return, we focus on managing capital in a disciplined manner during the early development stages and seeking strategic investors with a low cost of capital once projects achieve an advanced stage.

The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and, (v) operation. Our business model is to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting, and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project.

Mid-stage development is focused on:

●

Transmission Interconnection Queue and Study - identification of a point of interconnection to the transmission or distribution system, obtaining a queue position with the relevant electric system operator, and completing at least one feasibility, screening, or system impact study (or equivalent). An interconnection study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

●

Environmental Impact Study and Permitting. Completion of an environmental impact study (or equivalent) is often a prerequisite to obtaining zoning/use permits. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits before an interconnection is agreed with the relevant utility. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits for the construction and operation of our solar project.

The most important goal of the advanced stage is to obtain an interconnection agreement with the relevant electric system operator and a revenue contract to sell power, usually through a Power Purchase Agreement (“PPA”). Long-term PPAs range from 5 to 15 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets.

A project in the advanced stage indicates a higher degree of confidence for successful completion. However, a project may become unachievable during any stage of development for a variety of reasons including, loss of land control, unsuitable studies, uneconomic interconnection or increased construction costs. Should a project be deemed not to be viable at any stage of development, the project will be discontinued. Accordingly, our focus is to continuously and rigorously evaluate project viability through the earlier development stages and identify projects which will not be viable as early as possible.

Once completing the advanced stage of development, a project is considered to be shovel-ready. Prior to construction, VivoPower seeks qualified investors to purchase projects in order to maximize the return on our capital and opportunities from capital recycling. Potential purchases are identified and engaged from those parties known to VivoPower, its development partners, previous investors, and generally within the renewable energy industry.

Depending on the purchasing party and their particular investment objectives and capabilities, VivoPower may enter into a development agreement with them to manage construction on their behalf. During the construction stage, key contracts such as the PPA and interconnection agreements are finalized and executed. Estimated costs to build and operate the project are determined with selected contractors, internal technical resources and engineers. All the definitive contracts between the projects, financing parties and the EPC firm who will build the project will be executed, the construction is completed, and project is commissioned and interconnected to the grid, achieving its commercial operations date (“COD”) under the PPA.

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realize revenues from the sale of power.

The solar energy development industry is competitive. Competition within the industry is strong and can be expected to continue to increase. Some of our competitors have substantially more operating experience, access to financial, engineering, construction, business development or other resources important for solar energy development, larger footprints or brand recognition. We compete with energy and infrastructure funds and renewable energy companies and developers, as well as conventional power companies, to acquire, invest in and develop energy projects. Competition in the solar energy sector can be significantly affected by legal, regulatory and tax changes, as well as environmental and energy incentives provided by governmental authorities.

Our business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the Federal Energy Regulatory Commission, the U.S. Environmental Protection Agency, regional organizations that regulate wholesale electrical markets, state agencies that regulate energy development and generation and environmental matters, and foreign governmental bodies that occupy roles similar to the foregoing.

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

Our business is also affected by trade policy and regulations. Examples include tariffs on solar modules and solar cells. Such tariffs can have a significant impact on the pricing and supply of solar cells and solar modules, and as a result impact the sale value and/or economic viability of projects.

Australia

VivoPower had previously developed and acquired a diverse portfolio of operating solar projects in Australia, totaling 2.7 MW across 81 sites in every Australian state and the Australian Capital Territory. VivoPower’s Australia projects are fully-contracted with commercial, municipal and non-profit customers under long-term power purchase agreements. Pursuant to the Company’s strategy to recycle development capital, we have partially monetized these projects, having completed the sale of the Amaroo Solar Project (0.6 MW) in February 2018, the Express Power Portfolio of solar projects (0.2 MW) in September 2018, and the Juice Capital Portfolio of solar projects (0.3 MW) in November 2018.

The Company’s remaining operating portfolio of solar projects consist primarily of the Sun Connect portfolio, a portfolio originally of 68 commercial and industrial sites totaling 1.6 GW acquired in December 2015, spread across five Australian states, with power purchase agreement end dates between 2033 and 2035. The Company has invested considerable time and effort to improve the portfolio including site performance evaluation, warranty replacements of faulty components, and customer communication. The Company’s original intent was to identify one buyer for the entire portfolio, however further evaluation since December 2018 has concluded that the sale of individual sites or clusters of sites, while a more prolonged and time-consuming process, offers the greatest potential to recover our book value and yield the highest return on invested capital, estimated at 2.5x to 2.8x our original purchase price. To date, a total of 15 sites have been sold for gross proceeds of $228,000. Moving forward, as individual sites continue to reach the conclusion of the finance leases by which they were initially funded, VivoPower will collect an increasing stream of monthly revenue from retained projects. Revenue from remaining owned projects is currently $10,000 per month, and that figure will increase to as much as $26,000 per month by June 2022, subject to the number of sites sold in the interim.   The Company’s primary focus is on sale of the individual sites, however in the absence of an appropriately compensatory sale, sites will be retained to provide ongoing operating income for the Company.

In addition to the Sun Connect Portfolio, VivoPower is continuing to develop and finance new small to medium sized solar projects throughout Australia, both individually and with experienced partners. Following a term sheet signed in February 2018, VivoPower entered into a definitive investment agreement with ITP in July 2018, for the development of a portfolio of utility-scale solar projects in New South Wales to an aggregate minimum target of 50 MW. ITP is a global leader in renewable energy engineering, strategy and construction, and in energy sector analytics. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects will be developed on a merchant basis, with corporate offsite PPAs sought on an opportunistic basis during the development period.

The Company commenced development of the first project under the ITP investment agreement, Yoogali Solar Farm, in July 2018.  Yoogali Solar Farm is a 15 MW project that is expected to reach shovel-ready in September 2019. Discussions are already underway with various investors seeking to acquire the project and, depending on the investor, VivoPower may remain involved to construct the project for a development fee to be agreed. Sale of Yoogali Solar Farm at shovel-ready is expected to return 3.0x to 5.0x invested capital for VivoPower over an investment term of approximately one year. A second solar project under the ITP agreement has recently been approved and is expected to complete development by March 2020.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which it can provide but also for the pipeline of potential EPC work it can provide to J.A. Martin. While this business has been slow to develop momentum, which we believe is largely a result of limited investment capital and historic projects which required significant attention but produced minimal income, we believe that with capital being recycled from both the Australian historic projects and sale of the U.S. portfolio, this business has the capacity to grow exponentially over the next two to five years and contribute significant development profits to VivoPower and EPC opportunities to J.A. Martin.

The Australian renewable energy market is expected to experience very strong growth over the coming years. According to Bloomberg, new renewable and flexible generators are expected to make up 78% of Australia’s energy capacity by 2050, up from just 33% in 2017. Over the same period, fossil fuels will decline from 67% to 17% of Australia’s capacity mix, driven by the increasing affordability of renewables along with retirements of coal and other traditional sources of generation. Over US$138 billion is forecast to be invested in new renewables and battery storage in Australia over that period, compared to less than US$25 billion in other sources.

Already the world leader in residential solar penetration, Australia will continue to add home rooftop solar, while at the same time seeing a boom in larger-scale commercial, industrial and utility-scale installations over the coming decade. With new solar already far less expensive than building or extending the lives of existing coal and gas generators, and nearly cheaper than running existing coal, Australia’s solar boom is expected to continue even in the absence of any additional incentives or other legislation.

The Company believes that the combined project development, financing and construction expertise of VivoPower and J.A. Martin uniquely positions us as a broad-spectrum service provider to the burgeoning Australian solar market.

United States

The Company’s key objective in the United States is to enhance the value and then monetize its portfolio of U.S. solar projects, with a view to using the proceeds to execute a strategic pivot for the Company in the next twelve months.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of Innovative Solar. The ISS Joint Venture provides a 50% ownership in a diversified portfolio of 38 solar projects in 9 states across the United States, with a combined potential electrical generating capacity of 1.8 GW.

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To March 31, 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at March 31, 2019, of $1.1 million, which is recorded in trade and other payables.

With respect to any sale, , 2/3 of the first $15 million of cumulative gross proceeds of project sales are distributed to VivoPower, 1/3 of the following $15 million, and 50% thereafter.

Of the original 38 projects, three have been discontinued as we considered them less economically attractive versus other projects and did not want to invest further capital in them. The remainder are in various stages of development as summarized below and are all being actively marketed for sale with an expectation of full realization within the next twelve months. The reflection of projects in fiscal years is based on the expected date the project will complete the advanced stage of development and be ‘shovel-ready’ and is for indicative purposes only as projects may be sold at any stage of development. None of these projects have been written up in value and continue to be carried at cost.

				Early Stage		Mid Stage			Advanced Stage
Project	State	Capacity (MW)	Development Stage	Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
FY2020 Solar Projects
IS 177	TX	34	Advanced	✔	✔	✔	✔	✔	✔	✔
IS 341	TX	27	Advanced	✔	✔	✔	✔	✔	✔
IS 195	TX	41	Advanced	✔	✔	✔	✔	✔	✔
IS 78	FL	75	Advanced	✔	✔			✔
IS 330	FL	41	Advanced	✔	✔			✔
IS 145	TX	62	Advanced	✔	✔	✔	✔	✔
IS 165	TX	62	Advanced	✔	✔	✔	✔	✔
IS 144	TX	82	Advanced	✔	✔	✔	✔	✔
IS 75	TX	55	Advanced	✔	✔	✔	✔	✔
IS 207	TX	83	Advanced	✔	✔	✔		✔	✔
IS 137	TX	27	Advanced	✔	✔	✔	✔	✔
IS 305	TX	41	Advanced	✔	✔	✔	✔	✔
IS 320	CO	41	Advanced	✔	✔	✔		✔	✔	✔ ♦
IS 371	CO	86	Advanced	✔	✔	✔		✔
IS 269	CO	55	Advanced	✔	✔	✔	✔	✔
IS 168	FL	43	Advanced	✔	✔	✔		✔		✔ ♦
IS 239	CO	55	Mid	✔	✔	✔	✔
IS 229	KS	69	Mid	✔	✔	✔
IS 267	OK	41	Mid	✔	✔
IS 291	KS	34	Mid	✔	✔	✔	✔
IS 339	OK	69	Mid	✔	✔		✔
IS 244	KS	34	Mid	✔	✔	✔	✔
IS 76	SC	21	Mid	✔	✔	✔				✔ ♦
IS 129	SC	26	Mid	✔	✔	✔	✔			✔ ♦
IS 132	SC	26	Mid	✔	✔	✔	✔			✔ ♦
Subtotal	25 Projects	1,232
FY2021 Solar Projects
IS 107	TX	87	Mid	✔	✔	✔	✔
IS 88	NM	87	Mid	✔	✔	✔	✔
IS 276	TX	50	Mid	✔	✔	✔	✔
IS 307	TX	50	Mid	✔	✔	✔	✔
IS 111	GA	27	Early	✔		✔	✔			✔ ♦
IS 90	GA	27	Early	✔		✔	✔			✔ ♦
IS 83	GA	27	Early	✔		✔	✔			✔ ♦
IS 86	GA	27	Early	✔		✔	✔			✔ ♦
IS 370	WA	74	Early	✔		✔	✔
IS 211	WA	56	Early	✔		✔	✔			✔ ♦
Subtotal	10 Projects	513
Projects Discontinued
IS 97	SC	28	Discontinued
IS 84	SC	30	Discontinued
IS 112	GA	20	Discontinued
Subtotal	3 Projects	77

Total US Projects	38 Projects	1,823

♦	Project is eligible for a PPA under PURPA, a U.S. federal law that requires utilities in regulated areas to offer PPAs to renewable energy providers with Qualifying Facilities.

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

C. Organizational Structure

VivoPower has 27 subsidiaries and associate undertakings (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at March 31, 2019.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoRex, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
VivoPower Pty Limited	Australia	100%	Operating company
VivoPower WA Pty Limited	Australia	100%	Dormant
VVP Project 1 Pty Limited	Australia	100%	Dormant
Amaroo Solar Pty Limited	Australia	100%	Dormant
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
Aevitas O Holdings Pty Limited	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Limited	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
JA Martin Electrical Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Singapore Pte Limited	Singapore	100%	Dormant

Associate and Joint Venture Undertakings	Incorporated	% Owned	Purpose
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
VVPR-ITP ProjectCo 1 Pty Limited	Australia	60%	Operating company
VVPR-ITP TopCo Pty Limited	Australia	50%	Holding company
Innovative Solar Ventures I, LLC	United States	50%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Dormant

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC.

D. Property, Plant, and Equipment

Our corporate headquarters is located in London, United Kingdom.

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at March 31, 2019 is as follows:

Company	Office Location	Purpose
VivoPower International PLC	London, United Kingdom	Corporate office
VivoPower PTY Limited	Sydney, Australia	Solar development
J.A. Martin Electrical PTY Limited	Tomago, Australia	Head office, manufacturing, service
J.A. Martin Electrical PTY Limited	Gunnedah, Australia	Regional service
J.A. Martin Electrical PTY Limited	Mt Thorley, Australia	Regional service
Kenshaw Electrical PTY Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical PTY Limited	Canberra, Australia	Regional service

The Group has minimal investment in plant and equipment, with $0.4 million invested in plant & equipment in fiscal 2019 (FY 2018: $0.8 million; FY 2017: $1.3 million), $0.5 million invested in vehicle assets in fiscal 2019 (FY 2018: $0.8 million; FY2017: $0.6 million), of which $0.3 million were held under finance leases (FY 2018: $0.6 million; FY 2017: $0.3 million), and $0.2 million invested in computer equipment and leasehold improvements (FY 2018: $0.3 million; FY 2017: $0.3 million).

In addition, as part of our business model, we invest in solar development projects that include long-term leases, easements or other real property rights relating to the property on which such projects are developed. The cost of these leases are capitalized as part of project development costs and accounted for as investments.

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

A. Operating Results

Overview

VivoPower is a solar and power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers throughout Australia, including the development, construction, and sale of photovoltaic solar projects. In addition, the Company continues to focus on the monetization of its portfolio of U.S. solar projects, with a view to execute a strategic redeployment within the next twelve months.

VivoPower operates its business through three operating segments: (i) Critical Power Services, (ii) Solar Development, and (iii) Corporate Office, each as described more fully below.

During the year ended March 31, 2019, the Company and its subsidiaries (the “Group”) generated statutory revenue of $39.0 million, gross profit of $6.3 million, operating loss of $5.4 million and a net loss of $11.2 million. For the year ended March 31, 2018, the Group generated revenue of $33.6 million, gross profit of $5.1 million, operating loss of $7.6 million, and a net loss of $27.9 million. For the year ended March 31, 2017, the Group generated revenue of $32.3 million, gross profit of $27.2 million, operating profit of $17.3 million and net profit of $5.6 million.

Adjusted EBITDA for the year ended March 31, 2019, was a loss of $1.2 million, compared to a loss of $3.2 million in the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees.

The results of operations for the year ended March 31, 2019, reflect a year of significant growth for the Critical Power Services business segment. Kenshaw in particular won a number of new contracts with data center and hospital sector customers. These have contributed to a $6.0 million growth in Critical Power Services revenues, to $37.8 million, compared to $31.8 million in the year ended March 31, 2018. Solar Development revenues of $1.2 million comprise $0.4 million from sale of Solar Renewable Energy Certificates (“SREC’s”) and $0.8 million distributions from the Group’s investments in NC-31 and NC-47 solar projects in North Carolina, U.S. (together, the “NC Projects”) prior to their sale in July 2018. By contrast Solar revenues were $0.6 million higher in the year ended March 31, 2018, due principally to non-recurrence of development fee revenue recognized on the NC-47 project which was completed in April 2017.

None of the 38 solar projects in the ISS Joint Venture achieved a shovel-ready stage of development during the year and accordingly did not contribute to profitability in the year ended March 31, 2019.

The results of operations for the year ended March 31, 2019, reflect savings of $5.1 million in general and administrative costs. There was significant effort to rationalize the cost base of the Solar business in the year. Headcount reduction and bringing in-house previously outsourced business activities has generated savings of $4.1 million in labour, legal and professional fees, and travel expenses. Partly offsetting these savings were $0.6 million increase in labour and other overhead costs in Critical Power Services, required to support their growth in operations. Furthermore, there was a saving in one-time costs of $1.6 million for third party consulting fees incurred in the year ended March 31, 2018, on international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31.

The results of operations for the year ended March 31, 2019, also reflects restructuring costs of $2.0 million comprised of $1.8 million of legal and professional fees related to disputes with former employees, as further described in note 7 to the financial statements, and $0.2 million of further workforce reduction actions were also incurred in the year.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is all United Kingdom based corporate functions. The following are the results of operations for the years ended March 31 by reportable segment:

2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$37,800	$1,236	$-	$39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Gain on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	-	-
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Loss before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	$(576)	$(4,245)	$(6,402)	$(11,223)

2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$31,807	$1,840	$-	$33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132)	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Transaction costs	-	-	-	-
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291)	52	6,258
Loss for the year	$(571)	$(20,902)	$(6,406)	$(27,879)

2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$5,614	$26,636	$-	$32,250
Costs of sales	(4,948)	(29)	-	(4,977)
Gross profit	666	26,607	-	27,273
General and administrative expenses	(598)	(4,544)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(646)	(4)	(1)	(651)
Operating (loss)/profit	(578)	22,059	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense – net	(363)	(174)	(50)	(587)
(Loss)/profit before income tax	(941)	21,885	(10,025)	10,919
Income tax	294	(6,078)	446	(5,338)
(Loss)/profit for the year	$(647)	$15,807	$(9,579)	$5,581

As the Company was formed on February 1, 2016, only administrative expenses of $0.3 million were reported in the two-month period ended March 31, 2016 and relate entirely to the Corporate Office segment.

Overall revenue rose $5.4 million year-over-year from 2018 to 2019. The revenue in the current year was largely generated from the Critical Power Services segment, which experienced strong volume growth combined with margin improvement, increasing the gross profit margin to 16.2% (2018: 15.2%). General and administrative expenses were actively managed down across the business, particularly in the Solar Development and Corporate segments.

As discussed in more detail below, a $2.6 million loss on sale of solar assets arose in the current year, comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase SRECs from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

As a result of the sale of VivoRex, LLC, on July 2, 2019 as disclosed in note 30 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on sale of assets subsequent to year-end.

Financing costs remained in line with the prior year at $3.3 million, with $0.2 million additional interest charges on drawdowns on the debtor finance facility in Critical Power Services being offset by savings in other finance costs.

As of March 31, 2019, the Group had net assets of $26.8 million (2018: $37.0 million, 2017: $64.6 million), with intangible assets, including goodwill of $32.4 million (2018: $36.4 million, 2017: $46.3 million) and investments of $nil (2018: $14.1 million, 2017: $18.1 million).

As of March 31, 2019, the Group’s current assets were $29.8 million (2018: $21.3 million, 2017: $30.8 million), which was comprised of $4.5 million (2018: $1.9 million, 2017: $11.0 million) of cash and cash equivalents, $1.3 million restricted cash (2018: $nil, 2017: $nil), $10.4 million (2018: $7.9 million, 2017: $19.8 million) of trade and other receivables, and $13.5 million of assets held for sale related to the ISS Joint Venture (2018: $11.4 million related to the NC Projects, 2017: nil). Current liabilities were $20.8 million (2018: $20.6 million, 2017: $12.2 million), which resulted in a current asset-to-liability ratio of 1.43:1 (2018: 1.03:1, 2017: 2.53:1) at year-end.

Cash generated for the year was $2.6 million (2018: cash used $9.0 million, 2017: cash generated $11.0 million), arising from cash used by operating activities of $1.6 million (2018: cash generated $8.9 million, 2017: cash generated $6.3 million), cash generated by investing activities of $11.9 million (2018: cash used $16.6 million, 2017: cash used $26.7 million), and cash used in financing activities of $7.6 million (2018: $1.3 million; 2017: cash generated $31.4 million). At March 31, 2019, the Group had unrestricted cash reserves of $4.5 million (2018: $1.9 million, 2017: $11.0 million) and debt of $19.3 million (2018: $22.3 million, 2017: $20.3 million), giving a net debt position of $14.7 million (2018: $20.4 million, 2017: $9.3 million).

Investing activities in the current year included $11.8 million proceeds on sale of the NC Projects and $0.5 million proceeds on sale of property, plant and equipment, principally Juice Capital solar assets in Australia. Offsetting these inflows were outflows from purchase of $0.2 million of operating assets in Critical Power Services businesses, $0.1 million investment in solar projects in Australia, and a further $0.2 million investment in the ISS Joint Venture, reducing the previously recorded $1.3 million current liability in trade and other payables to $1.1 million.

Cash used by financing activities for the year ended March 31, 2019, was $7.6 million. This cash outflow for the current year was primarily due to financing expense of $3.2 million, a $1.5 million repayment of shareholder loans from AWN, $2.0 million repayment of the DEPCOM Loan, $1.3 million funding transfers to restricted cash accounts, and $0.3 million repayment of finance leases for motor vehicles within the Critical Power Services businesses. Financing activities for the year also included advance of $4.0 million from the purchaser of the NC Projects in the form of a loan pending satisfaction of conditions precedent to the final sale of the projects, at which time the $4.0 million previously advanced was repaid by deduction from the final proceed

Revenue

Revenue for the year ended March 31, 2019, increased $5.4 million to $39.0 million, from $33.6 million in the prior year and $32.2 million in the year ended March 31, 2017.

Revenue by product and service is follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Electrical products and related services	$37,800	$31,631	$5,615
Development fees	-	828	24,555
Other revenue	1,236	1,188	2,080
Total revenue	$39,036	$33,647	$32,250

The sale of electrical products and related services is generated from our Australia-based Critical Power Services businesses, JA Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced and the revenue is then recognized. The revenue reported for Critical Power Services for the years ended March 31, 2019 and 2018, represent twelve months of operation, whereas for the year ended March 31, 2017, it represents only three months of operation as the business was acquired on December 29, 2016.

Development fee revenue for the year ended March 31, 2018 of $0.8 million was earned on the final stage of completion of the second of the two NC Projects. $24.6 million was recognized in the year ended March 31, 2017 in relation to the same projects. No development fee revenue was earned in the current year as the ISS project portfolio are still being marketed for sale and none of the portfolio was sold in the current year.

Other revenue for the year ended March 31, 2019 includes $0.3 million from the sale of SRECs purchased from the NC Projects, $0.8 million earnings distribution related to the equity investment in the NC Projects carried at cost, prior to their sale in July 2018, and $0.1 million income from Australian solar projects.

The Company has a ten-year contract with the NC Projects to purchase all of the SRECs produced by the projects over that time period. SRECs are a form of renewable energy certificate or “green tag” existing in the U.S. SRECs exist in states, like North Carolina, that have Renewable Portfolio Standard (“RPS”) legislation with specific requirements for electricity suppliers to secure a portion of their power from solar generators. Under the SREC program, one SREC is created for every megawatt-hour of solar power generated and is sold separately from the power and represents the “solar” aspect of the electricity that was produced. All of the SRECs purchased by the Company from the NC-47 project are sold to one commercial customer under a five-year contract, which generated $0.3 million of the revenue reported, and the SRECs purchased from NC-31 project are sold at a lower price through the wholesale market to businesses looking to meet their solar RPS requirement or otherwise meet energy sustainability targets, which generated $0.1 million of the revenue reported.

Other revenue for the year ended March 31, 2018 includes $0.4 million from the sale of SRECs purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost, asset management fees of $0.2 million earned from provision of management services to the NC projects, $0.1 million power generation income from Australian solar projects and $0.2 million of miscellaneous other revenue in Aevitas.

Other revenue for the year ended March 31, 2017 was comprised of a $1.6 million from a global preferred supplier agreement, $0.4 million earnings distribution related to the equity investment in the NC Projects carried at cost, and $0.1 million power generation income from Australian solar projects.

 Revenue by geographic location is follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Australia	$37,889	$31,985	$5,705
United States	1,147	1,662	24,945
United Kingdom	-	-	1,600
Total revenue	$39,036	$33,647	$32,250

Australian revenue of $37.9 million for the year ended March 31, 2019, is comprised of $37.8 million revenue from critical power services provided by Kenshaw and JA Martin and $0.1 million of power generation income from Australian solar projects. This compares to $32.0 million in the prior year, comprising $31.7 million of revenue from Critical Power Services, $0.2 million of miscellaneous other revenue earned by Critical Power Services, and $0.1 million of power generation income from Australian solar projects. This also compares to total Australian revenue of $5.7 million in the year ended March 31, 2017, comprised of $5.6 million of power service revenue provided by J.A. Martin and Kenshaw in the three months of operation following acquisition on December 29, 2016, and $0.1 million of power generation income from Australian solar projects.

The growth in Critical Power Services revenue in the current year is driven by the significant growth in larger scale projects such as with Canberra Data Centres. The variance between 2018 and 2017 is primarily due to the fact that the 2017 results reflected only three months results of operations.

U.S. revenue of $1.1 million for the year ended March 31, 2019, is all composed of other revenue, and includes $0.8 million distribution of earnings from the NC Projects and $0.3 million from the sale of SREC’s. This compares to U.S. revenue of $1.7 million for the year ended March 31, 2018, which includes $0.8 million of solar development fees and $0.9 million of other revenue from the sale of SREC’s ($0.4 million), distribution of earnings from the NC Projects ($0.3 million), and provision of management services to the NC Projects ($0.2 million). This also compares to total U.S. revenue of $24.9 million in the year ended March 31, 2017, which was comprised of $24.6 million of solar development fees on the NC Projects and $0.3 million distribution of earnings from the NC Projects. The differences in 2019 and 2018 compared to 2017 were largely due to no solar development projects achieving an advanced stage of development during the years ended March 31, 2018 and 2019, and accordingly not contributing to revenue during these years.

Revenue in the United Kingdom for the year ended March 31, 2017, was earned from a one-time global preferred supplier arrangement with one supplier that was recognized as revenue when the legal obligation to pay had been satisfied.

In the year ended March 31, 2019, 32% of revenue was earned from one Critical Power Services customer in Australia. No more than 10% of revenue was earned from any one customer in the year ended March 31, 2018. In the year ended March 31, 2017, 40.3% of revenue was earned from one customer and 35.8% of revenue was earned from a second customer, both solar development revenue from the NC Projects.

Cost of Sales

Cost of sales totaled $32.7 million for the year ended March 31, 2019, and by product or service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Electrical products and related services	$32,317	$27,482	$4,948
Development fees	-	-	-
Other revenue	409	1,042	29
Total cost of sales	$32,726	$28,524	$4,977

Cost of sales related to electrical products and related services of $32.3 million consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales.

The cost of sales related to other revenue of $0.4 million for the year ended March 31, 2019, and $1.0 million, for the year ended March 31, 2018, is comprised of the cost of SREC purchases from the NC Projects.

As noted above, the Company has a ten-year commitment to purchase SRECs from the NC Projects. The cost of sale for the year ended March 31, 2018 for SREC purchases is comprised two components: (i) $0.6 million related to SRECs purchased from NC Projects for the year ended March 31, 2018, $0.4 million from NC-47 and $0.2 million from NC-31; and, (ii) $0.4m one-time onerous contract provision, which recognizes a contract to sell the SRECs on NC-47 at a loss until April 21, 2022. The $0.4 million cost of sale for the year ended March 31, 2019 related only to SRECs purchased from NC Projects in the year. As noted below, an additional onerous contract provision for $1.9 million was recorded in the current year, which recognized commitments to buy both NC-31 and NC-47 project SRECs until 30 January and 22 April 2027 respectively at prices above current estimated SREC sale price. This provision has been recorded against the gain on sale of NC Projects in the current year, not against cost of sales.

There are no costs of sales associated with the development fees earned in the years ended March 31, 2017 and 2018. These development services were provided by salaried management and employees of the Company, whose costs for the year were fully expensed in general and administrative expenses and not specifically in cost of sales. As the role and function of these employees are multi-faceted and included responsibilities across a number of projects, business development activities, general management, and administrative functions, we did not distinguish between those costs which specifically relate to the performance obligations under the solar development contract and those related to other general and administrative costs.

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

Gross Profit

The Company’s gross profit is equal to revenue less cost of sales and totaled $6.3 million (2018: $5.5 million; 2017: $27.3 million) for the year ended March 31, 2019. Gross profit by product and service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Electrical products and related services	$5,483	$4,149	$667
Development fees	-	828	24,555
Other revenue	827	146	2,051
Total gross profit	$6,310	$5,123	$27,273

As noted above, there were no costs of sales associated with the development fees and therefore the gross margin is equal to the revenue from these activities.

The gross profit from electrical products and related services (the Critical Power Services business) was $5.5 million, which represents a gross margin of 14.5%, This compares to gross profit of $4.1 million for the year ended March 31, 2018, which represented a gross margin percentage of 13.1%, and a gross profit of $0.7 million for the year ended March 31, 2017, which represented a gross margin percentage of 11.9%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

The gross profit from other revenue for the year ended March 31, 2019 is comprised of $0.8 million earnings distribution related to the equity investment in the NC Projects prior to sale in July 2018, $0.1 million power generation income from Australian solar projects, offset by a loss on the sale of SRECs of $0.1 million.

The SRECs purchased from NC-31 are being sold in the wholesale market and incurred a loss on sale of $0.1 million in the current year. The realized losses have made it apparent that the Company it is unlikely for future SRECs purchases to be sold at or above cost. Accordingly, a $1.9 million onerous contract provision has been recorded in the year ended March 31, 2019. This provision is recorded in gain/loss on sale of assets, as described below. The SRECs purchased from NC-47 that are sold to a commercial customer under a five-year contract are sold at a cash loss of $0.1 million per year. An onerous contract provision for the remaining four years of the contract, totaling $0.4 million, was recognized in the prior year. Unwinding of the provision in the current year has offset cash losses on released sales of NC-47 SREC’s, resulting in nil impact on gross profit.

Gross profit from other revenue of $0.7 million for the year ended March 31, 2018, was related to $0.3 million earnings distribution related to the equity investment in the NC Projects, asset management fees of $0.2 million earned from provision of management services to the NC Projects, and $0.2 million of miscellaneous other revenue in Critical Power Services.

Gross profit from other revenue for the year ended March 31, 2017, related to the $1.6 million from a global preferred supplier agreement, $0.4 million earnings distribution related to the equity investment in the NC Projects carried at cost, and $0.1 million power generation income from Australian solar projects.

General and Administrative Expenses

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Salaries and benefits	$5.008	$6,422	$4,973
Professional fees	1,068	4,155	2,847
Insurance	557	831	257
Travel	217	503	574
IT licensing and support	303	356	278
Office and other expenses	532	547	387
Total general and administrative expenses	$7,685	$12,814	$9,316

Our general and administrative expenses decreased by $5.2 million to $7.7 million for the year ended March 31, 2019. This compared to $12.8 million for the year ended March 31, 2018, and $9.3 million for the year ended March 31, 2017. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

The reduction in these expenses primarily resulted from cost cutting measures undertaken in the Solar and Corporate business segments which generated $3.2 million savings in salaries and benefits and professional fees. Also the Company made a $1.6 million saving from non-recurrence of one-off of third-party consulting fees recharged to the Company by AWN in the prior year, related to our solar development business.

The general and administrative expenses for the year ended March 31, 2017, are not directly comparable, as Aevitas and VivoPower Australia were acquired on December 29, 2016, and accordingly only three months of operations for these were included in the results reported for the year ended March 31, 2017, compared to a full twelve months in the years ended March 31, 2018 and 2019.

Salaries and benefits are $5.0 million (2018: $6.4 million), or 65.2% (2018: 50.1%) of general and administrative expenses. Key management personnel account for $2.7 million (2018: $2.6 million) of the total salary and benefits expense. The reduction of $1.4 million comprises a $1.7 million reduction in the Solar segment, due to reduction in headcount in the U.S. and United Kingdom, partly offset by a $0.3 million increase in the Critical Power Services segment, where headcount has increased to support the growing operations.

Professional fees of $1.1 million (2018: $4.2 million), or 13.9% (2018: 32.4%) of general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees in the Solar segment reduced by $1.4 million, due to cost saving measures implemented. Professional fees also benefitted from the non-recurrence of $1.6 million of third-party consulting fees recharged to the Company by AWN related to our solar development business in the year ended March 31, 2018. These services included international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017. These costs by their nature were one-time and are not expected to recur in the future.

Insurance expense of $0.6 million (2018: $0.8 million) million reduced due to renegotiation of insurance policies and limit reductions of directors and officers liability insurance on renewal.

Travel expenses reduced to $0.2 million (2018: $0.5 million), or 2.8% (2017: 6.2%) of general and administrative expenses, following implementation of a more stringent travel policy and reduction in Solar headcount.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses include office and meeting space rental, communication and marketing, bank fees and general office administrative costs. IT, office and other expenses reduced from $0.9 million in the year ended March 31, 2018, to $0.8 million in the current year, due to cost savings in the Solar Development segment.

(Loss)/Gain on Sale of Assets

The loss on sale of assets for the year-ended March 31, 2019, totaling $2.6 million is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase SRECs from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On May 25, 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the prior year, however this was offset by recognition of a $1.9 million provision for onerous contracts related to the future obligation to purchase SRECs from these two projects at a price in excess of current market value.

As a result of the sale of VivoRex, LLC, on July 2, 2019 as disclosed in note 30 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on sale of assets subsequent to year-end.

During the year ended 31 March 2019, three projects within the ISS joint venture were abandoned as they became uneconomic to develop further.

The total gain on sale of assets for the year ended March 31, 2018 of $1.3 million arose in the Solar Development segment of the business from the sale of the Amaroo solar project in Australia ($1.1 million gain) and the disposal of property and equipment assets by the Aevitas business ($0.2 million gain).

The Amaroo solar project in Australia was sold to ReNu Energy on February 9, 2018, under the terms of the Alliance Agreement. Pursuant to the Alliance Agreement, ReNu Energy has a right of first offer to acquire any solar projects originated by VivoPower in Australia below 5 MW in size. The purchase price for the Amaroo assets was $1.9 million, which were recorded as plant and equipment with a net book value at the time of sale of $0.9 million. In addition, ReNu Energy paid a $0.1 million establishment fee, which was a one-time fee payable to VivoPower on the first transaction completed under the Alliance Agreement. The proceeds from the sale (which totaled $2.0 million) were applied to repay a corresponding bank loan of VivoPower’s from ANZ Bank that had an outstanding balance of principal and interest on the transaction date of $1.0 million.

The gain of $0.2 million reflected in the Critical Power Services segment of the business, relates to a gain on sale of assets within the Critical Power Services business comprised of numerous small sales of surplus vehicles as part of on-going fleet upgrade and renewal and sale of scrap materials.

Depreciation

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of March 31, 2019, was $1.2 million (2018: $1.9 million, 2017: $2.2 million).

Tangible asset	Estimated useful life (in years)
Computer equipment		3
Fixtures and fittings		3
Motor vehicles		5
Plant and equipment	3.5	to	10
Leasehold improvements	20	to	40

Amortization

Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas as part of the Business Combination. The intangible assets identified in the acquisition of Aevitas and VivoPower Australia and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Customer relationships		10
Trade names	15	-	25
Favorable supply contracts		15
Databases		5

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year. following the impairment review as of March 31, 2019. following the impairment review as of March 31, 2019, a goodwill impairment charge of $11.1 million was recorded for the year ended March 31, 2018, as further discussed below in this section under “Impairment of Goodwill.”

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

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Corporate restructuring – workforce reduction	$102	$734	$-
Corporate restructuring – professional fees	1,776	566	-
Corporate restructuring – terminated projects	139	573	-
	$2,017	$1,873	$-

During the year ended March 31, 2019, the Company incurred further costs related to the restructuring measures commenced in the prior year, as outlined below.

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

Impairment of Assets

No asset impairments were recorded in the current year. Subsequent to March 31, 2018 year-end, the Company entered into an agreement to sell its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. At March 31, 2018, the Company’s investment in the NC Projects totaled $21.6 million and accordingly, an impairment of $10.2 million was recorded in the year ended March 31, 2018, and the remaining net realizable value of $11.4 million reclassified to current assets as an asset held for sale.

Impairment of Goodwill

No impairments of goodwill were recorded in the year ended March 31, 2019. An impairment charge of $10.5 million was recorded in the year ended March 31, 2018, against the goodwill that arose on the acquisition of VivoPower Australia in the previous year. In addition, an impairment charge of $0.6 million was recorded in the year ended 31 March 2018 on the first-time consolidation of three Philippine-based controlled entities.

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

VivoPower Australia is a separate CGU for which goodwill was tested for impairment as at March 31, 2019 and 2018. The recoverable amount at March 31, 2018was determined based on the present value of estimated future cash flows discounted at 12.1% for cash flows budgeted for the year ended March 31, 2019 and 15.1% for forecast cash flows thereafter. The Company’s strategic shift in Australia to the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects, away from our previous strategy of acquiring small developed roof-mounted solar projects from third-party developers to sell to long term owners, while expected to be more profitable in the longer-term, presents a higher degree of execution risk in the short-term as suitable opportunities need to be identified, secured and developed. In addition, the Company’s cost of capital and expected return from such projects has increased as limited capital is prioritized to the best opportunities.

VivoPower Singapore Pte Ltd, a wholly-owned subsidiary, has control over three Philippines-based subsidiaries, V.V.P. Holdings Inc., VivoPower Philippines Inc., and VivoPower RE Solutions Inc. These entities have not been previously consolidated on the basis of materiality. As the activity within these entities has continued to increase, it was deemed appropriate to consolidate them with effect from April 1, 2018. Upon initial consolidation, the Group recognized negative net assets of $0.6 million which resulted in a corresponding amount of goodwill on acquisition. This goodwill was immediately deemed impaired and the impact of the provision is included in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2018

 Finance Expense

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding loan with AWN and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts. During the year, the Company established debtor finance facilities in the Critical Power Services segment, incurring $0.2 million interest charges. During the year ended March 31, 2018, the Company borrowed $2.0 million (the “DEPCOM Loan”) from SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm who delivered engineering, procurement, and related services for the NC Projects. The components of finance expense are as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
AWN loan	$1,588	$1,636	$171
Convertible preference shares and loan notes	1,284	1,220	358
DEPCOM loan	206	217	-
Debtor invoice financing cost payable	164	-	-
Motor vehicle finance leases	1	55	6
Bank loan on Amaroo solar project sold during the year	-	17	5
Other finance costs	-	156	58
Foreign exchange	-	94	2
Total finance expenses	$3,243	$3,395	$600

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

Income Tax Expense

We are subject to income tax for the year ended March 31, 2019 at rates of 19%, 22.6%, and 30% in the United Kingdom, the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2019, 2018 and 2017, we did not have any uncertain tax positions that would impact our net tax provision.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for solar power. Our business and revenues depend on the demand from investors and offtakers for solar power. The market demand for solar power is heavily influenced by a range of factors that include the relative costs of alternative sources of power, the cost of equipment and construction, transmission and distribution resources, governmental economic, fiscal, and political polices at both the federal and state levels in both the United States and Australia, as well as global economic and political factors affecting the cost, availability, and desirability of other energy sources. See “Item 3.C. Risk Factors” and “Item 4.B. Business Overview”.

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

Policy incentives for renewable energy assets. U.S. and Australian federal, state and local governments have established numerous incentives and financial mechanisms, including tax incentives, to reduce the cost of renewable energy and spur the development of energy from renewable, non-carbon–based, sources. Some of the major tax incentives applied in our projects are, among others, ITC and accelerated depreciation under the MACRS. Some of the other major incentives which benefit our projects include SRECs, LGCs, net metering statutes and feed-in tariff schemes. Appetite for tax incentives on the part of investors in solar projects can be subject to change, particularly as a result of decreases in corporate tax rates such as those enacted in the United States recently, or other changes in tax frameworks.

Currency Fluctuations. We conduct business in the U.S., Australia and the United Kingdom. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound and the Australian dollar.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the current year ended March 31, 2019 has been cash generated by our operating activities in the Critical Power Services segment and $11.8 million proceeds from the sale of sale of NC-31 and NC-47 projects. Our principal uses of cash have been repayment of the $2.0 million DEPCOM loan, financing costs of $3.2 million, $1.5 million repayment of shareholder loans, working capital and general corporate purposes. The timing of our development activities, including the timing of investments, capital deployments and sales of assets, can vary substantially and therefore have a substantial effect on our cash position and liquidity.

Our principal sources of liquidity in the year ended March 31, 2018 were cash generated by our operating activities (which consisted principally of the collection of development fee revenue earned in the prior year) and the $2.0 million DEPCOM loan. Our principal uses of cash were for investment in the ISS Joint Venture, business development, working capital and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the years ended March 31, 2019, 2018 and 2017:

	Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Net cash provided by (used in) operating activities	$(2,466)	$8,897	$6,376
Net cash used in investing activities	11,856	(16,618)	(26,736)
Net cash provided by financing activities	$(6,734)	$(1,310)	$31,302

Operating Activities

Our net cash outflow from operating activities in the year ended March 31, 2019, was $1.6 million. This was attributable to a net inflow of $0.5 million from working capital movements, offset by the net cash used by operations of $2.1 million. The working capital movements of $0.5 million comprised an increase in trade and other payables of $3.8 million, offset by an increase of trade and other receivables of $2.5 million and reduction in provisions of $0.7 million. The $2.1 million used by operations consists of the $11.2 million loss, reduced by $0.9 million non-cash income tax expense, $2.6 million loss on sale of assets, and other non-cash and non-operating components of earnings including $3.2 million of finance expense, $1.4 million depreciation and amortization, and $0.8 million increase in equity instruments.

By comparison, net cash generated from operating activities in the year ended March 31, 2018, was $8.9 million. This net cash inflow was primarily attributable to collection of trade and other receivables of $11.5 million and an increase in trade and other payables and provisions of $7.0 million, offset by the net cash used by operations of $9.6 million. This $9.6 million used by operations consisted of the $27.9 million loss, increased by $6.3 million non-cash income tax expense and $1.4 gain on sale of assets, and reduced by other non-cash and non-operating components of earnings including $10.2 million impairment of assets, $11.1 million impairment of goodwill, $3.4 million of finance expense, and $1.3 million depreciation and amortization.

In the year ended March 31, 2017, $6.3 million of cash was generated from operating activities. This net cash inflow was generated from the profit for the year of $5.6 million, increased by $5.3 million non-cash income tax expense, $5.8 million non-operating exceptional and non-recurring costs, and $10.0 million increase in trade and other payables and provisions, and reduced by $21.0 million increase in trade and other receivables and $0.7 million of depreciation and amortization expense.

Investing Activities

Net cash generated by investing activities of $11.9 million (2018: used $16.7 million, 2017: used $26.7 million) consisted of $12.0 million (2018: nil, 2017: nil) proceeds on sale of the NC Projects, a $0.2 (2018: $14.1, 2017: nil) million investment in the ISS Joint Venture, $nil (2018: $3.5 million, 2017: $18.1 million) investment in the NC Projects, purchase of $0.2 million (2018: $0.6 million , 2017: $0.1 million ) of operating assets in the Critical Power Services businesses, $0.1 million (2018: $0.8 million, 2017: nil) investment in solar projects in Australia, offset by $0.5 million (2018: $2.3 million , 2017: nil) proceeds on sale of assets, principally the sale of the Juice Capital solar project assets in Australia (2018: Amaroo solar project in Australia).

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. Over the course of the year, the Company contributed $0.2 million (2018: $12.9 million) to the ISS Joint Venture. To March 31, 2019, the Company has contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at March 31, 2019, of $1.1 million, which is recorded in trade and other payables.

During the year ended March 31, 2018, a final $3.6 million was paid to complete to complete the funding of the NC Projects, one of which was fully operational as of March 31, 2017, and the second was fully operational in May 2017.

There was no acquisition activity in the years ended March 31, 2018 and 2019. In the year ended March 31, 2017, we consummated two acquisitions for a total $10.1 million, or $8.6 million net of cash acquired. These acquisitions were the Aevitas Group of Companies for cash consideration of $9.5 million, or $8.2 million net of cash acquired, and VivoPower Pty Limited for cash consideration of $0.6 million, or $0.3 million net of cash acquired.

The companies acquired in the year ended March 31, 2017 and added to the Group were as follows:

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

Financing Activities

Cash used by financing activities for the year ended March 31, 2019, was $7.6 million. This cash outflow for the current year was primarily due to financing expense of $3.2 million, a $1.5 million repayment of shareholder loans from AWN, $2.0 million repayment of the DEPCOM Loan, $1.3 million funding transfers to restricted cash accounts, and a net $0.3 million of additional finance leases for motor vehicles within the Critical Power Services businesses. Financing activities for the year also included advance of $4.0 million from the purchaser of the NC Projects in the form of a loan pending satisfaction of conditions precedent to the final sale of the projects, at which time the $4.0 million previously advanced was repaid by deduction from the final proceeds.

Cash used by financing activities for the year ended March 31, 2018, was $1.3 million. This cash outflow was primarily due to financing expense of $3.4 million and a $1.0 million bank loan repayment on the sale of the Amaroo solar project in Australia, offset by $2.0 million proceeds on the DEPCOM Loan and a $0.8 million short-term loan from AWN, and a net $0.3 million of additional finance leases for motor vehicles within the Critical Power Services businesses.

Cash generated from financing activities for the year ended March 31, 2017 was $31.4 million. This cash inflow was primarily due to proceeds from shareholder borrowings of $20.0 million, proceeds from the Business Combination of $22.6 million in December 2016, and proceeds from other borrowings of $0.3 million. This cash inflow was offset by the costs of the Business Combination of $11.5 million.

Borrowing obligations outstanding at the end of the year were as follows:

	Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Current liabilities:
Debtor financing	$751	$-	$-
Motor vehicle finance leases	136	285	145
DEPCOM Loan	-	2,000	-
AWN short-term loan	-	770	-
AWN loan – payments due next 12 months	-	900	-
Bank loan on Amaroo solar project	-	-	90
	887	3,955	235
Non-current liabilities:
AWN loan – payments due beyond 12 months	18,242	18,092	18,992
Motor vehicle finance leases	138	293	95
Bank loan on Amaroo solar project	-	-	933
	18,380	18,385	20,020
Total borrowing	$19,267	$22,340	$20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its Critical Power Services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. Net drawdowns on the facility at March 31, 2019 totaled $0.8 million.

J.A. Martin and Kenshaw have finance lease facilities to a maximum limit of $0.6 million with Commonwealth Bank of Australia to finance its motor vehicle fleet. During the year, $0.5 million of new leases were added and $0.2 million of net principal payments were made. The obligation for future minimum lease payments under the facility are as follow:

(US dollars in thousands)	Minimum lease payments:		Present value of minimum lease payments
	2019	2018	2019	2018
Amounts payable under finance leases:
Less than one year	$147	$291	$136	$285
Later than one year but not more than five	143	327	138	293
	290	618	274	578
Future finance charges	(16)	(40)	-	-
Total obligations under finance lease	$274	$578	$274	$578

The DEPCOM Loan was made in January 2018 and was subject to a loan fee of $0.3 million, as well as interest of 12% per annum, and was repaid in May 2018.

The $0.8 million short-term loan from AWN in current liabilities was made in March 2018, bore interest at 8.5% per annum, and was repaid in April 2018.

The shareholder loan is due to Arowana International Limited (“AWN”), the Company’s majority shareholder, bears interest at 8.5% per annum paid monthly in advance, and is unsecured. The repayment terms were renegotiated during the year and now provide for no repayment of principal payments until July 2020, and then repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any Critical Power Services business also be directed to loan repayment. Under previous terms of the loan, a total of $750,000 of the loan balance was repaid in the year ended March 31, 2019.

The $0.9 million ANZ Bank loan which was secured by the Amaroo project assets was repaid in February 2018 on sale of the Amaroo solar project. The loan was denominated is AUD and repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months.

Cash Reserves and Liquidity

Cash reserves at March 31, 2019, of $4.5 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	6.3 million	$4.5 million
USD	0.01 million	$0.01 million
GBP	0.01 million	$0.01 million
Total cash reserves		$4.5 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly by upper management to ensure the allocation best meets the coming needs of the business.

In order to provide sufficient capital and liquidity to meet our obligations as they become due and maintain operations, during the year the Company sold its equity interests in the NC Projects for net proceeds of $11.8 million. These cash proceeds were used to repay the DEPCOM Loan of $2.0 million, leaving the remaining liquidity available to finance the day-to-day working capital needs of the business.

The Solar Development business is reliant for liquidity on sale of specific projects from the ISS Joint Venture. As sale of projects or groups of projects are dependent on negotiations with parties interested in buying projects from the portfolio, delays in the sale process could adversely affect our liquidity.

We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. We believe that our current cash and cash equivalents, proceeds from the sale of ISS Joint Venture, anticipated cash flows from operations, and planned bank refinancing intended to release the restricted cash in J.A. Martin, will be sufficient to meet our cash requirements for at least the next 12 months. We may, however, require additional cash or cash equivalents due to changing financial, economic or business conditions, changes in our development activities or the timing of project investments or dispositions, or other factors.

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations as of March 31, aggregated by type:

	Payments Due by Period
2019 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$18,993	$751	$18,242	$-	$-
Debt obligations, interest	3,487	1,805	1,682	-	-
Finance lease obligation	290	147	143	-	-
Operating lease obligations	1,383	600	530	253	-
Total contractual obligations	$24,153	$3,303	$20,597	$253	$-

	Payments Due by Period
2018 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$21,762	$3,670	$12,061	$6,031	$-
Debt obligations, interest	4,134	1,828	2,050	256	-
Finance lease obligation	619	291	328	-	-
Operating lease obligations	304	144	160	-	-
Total contractual obligations	$26,819	$5,933	$14,599	$6,287	$-

	Payments Due by Period
2017 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$20,015	$90	$19,171	$179	$574
Debt obligations, interest	3,332	1,643	1,600	54	36
Finance lease obligation	272	165	107	-	-
Operating lease obligations	174	15	159	-	-
Total contractual obligations	$23,793	$1,913	$21,037	$233	$610

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is Unit 3.02, 411-413 Oxford St, Mayfair, London W1C 2PE.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1) (2) (3)	46	Non-Executive Director and Chairman	April 27, 2016
Peter Sermol (1) (2) (3)	57	Non-Executive Director	December 21, 2016
Shimi Shah (1) (2) (3)	48	Non-Executive Director	December 28, 2017

Executive Officers:
Art Russell	58	Interim Chief Executive Officer	February 26, 2019
		Chief Financial Officer	December 1, 2017	February 25, 2019

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 60.3% of VivoPower and is the beneficial owner of 9.2% of VivoPower through The Panaga Group Trust and Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and is seconded on a full-time basis to VivoPower.

Executive Officers

Art Russell was appointed Interim Chief Executive Officer effective February 26, 2019, following the resignation of Mr. Weatherley-White. Prior to his appointment as Interim Chief Executive Officer, he served as Chief Financial Officer from December 1, 2017, on secondment from AWN pursuant to a Secondment Agreement (described below under Executive Agreements). Mr. Russell is an experienced executive with over 25 years of global experience in financial management, business performance improvement and turnaround across a diverse range of industry sectors. He has worked extensively in the private equity investment space, on both sides of the investment transaction. Prior to joining VivoPower, Mr. Russell was CFO of APC Technology Group PLC (“APC”), a business listed on AIM of the London Stock Exchange, successfully turning around the business following significant loss, near business collapse, and management change. Prior to joining APC, Mr. Russell was CFO of a U.K. based private equity investment in the aviation sector owned by KKR and Investindustrial, with regional responsibility for financial management of a $350 million turnover international business through to successful exit to a FTSE 100 PLC. Previous experience includes ten years as Senior Vice President and CFO of a private equity investment firm in Canada, responsible for acquisition activity, financing, and portfolio management. Prior to this, Mr. Russell led finance for a private equity backed international marine and fuel distribution company, joining that business after eight years in audit, tax, and financial advisory services at Deloitte. Mr. Russell holds a Bachelor of Commerce degree from the University of Alberta, Canada, and is qualified as a Chartered Accountant in both the United Kingdom and Canada.

Directors

Kevin Chin

Kevin has extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations.

Kevin is the founder of Arowana & Co. (Arowana), a diversified investment group with operating companies across the U.K., U.S., Asia, Australia and New Zealand. Arowana has listed companies on the Australian Stock Exchange and NASDAQ as well as unlisted companies. Arowana International Limited, listed on the Australian Stock Exchange is the largest shareholder in VivoPower.

Over his twenty-five year career, Kevin has held a number of strategic and operational leadership roles and was also previously with Lowy Family Group, J.P. Morgan, Ord Minnett, PwC and Deloitte. Kevin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Masters of Applied Finance program.

Peter Sermol

Peter has over thirty years of experience in institutional finance. Peter is the co-founder of North Star Solar Ltd, a company focused on installing U.K. rooftop solar PV and battery storage which developed a model to install renewable technologies with energy savings repaying capex.

Prior to this, with his proven track record in trading distressed debt, Peter ran the Toronto office of Amstel Securities, a Dutch regulated brokerage firm for eight years. During this period Peter expanded the office to focus on uncovering and seeding uncorrelated investment opportunities. Taking a sector agnostic view, investments ranged from Latin American NPL’s, financing Canadian property developers, Australian non-conforming loans, U.S. viatical life insurance policies, U.S. non-prime auto loans. During this period, he also served as CEO of an online media distribution company.

Previously, Peter worked with specialist brokerage and advisory firms including Anca Capital Partners and Amstel as well as co-founding his own brokerage firm, Global Markets Ltd trading Asian Convertible Bonds and GDRs. Peter studied marine electronics at the Merchant Naval College, Greenhithe.

Shimi Shah

Shimi has been actively involved in investing and venture capital for over 20 years. Shimi is the Chairperson of Carousel Solutions, a technology and business advisory group, focusing on assisting companies navigate expansion into and out of the Middle East and Europe, build diversified businesses, appoint boards, and provide efficient technology solutions to mitigate security risk and increase productivity.

Shimi is also an active independent director and advisory board member. She is a board director of Bboxx, a $25 million revenue distributed energy business, chairs the leading kid’s club design company called Worldwide Kids Club, is part of the advisory committee for the Green Gateway Fund, a $250 million clean technology and sustainability fund and is on the advisory board of the North East Fund, a $200 million regional development fund. She also sits on the board of the Pay It Forward Foundation based in the U.S.

Prior to this, she was CEO at FORSA LLC, Managing Partner at Partnerships UK (PUK), Chief Investment Officer at Hanson Capital, and has worked at 3i and Citigroup. Shimi holds Masters in Management from Queens’ College Cambridge and Bachelor of Science degree from King’s College, London, in Management and Economics. She is an active member of the Young President’s Organization (YPO) in Europe and Africa.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended March 31, 2019.

Name	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$254,084	$-	$-	$-	$-	$254,084
Shimi Shah	$104,658	$-	$-	$-	$-	$104,658
Peter Sermol	$80,094	$-	$-	$-	$-	$80,094
Gary Hui *	$97,395	$5,156	$-	$-	$-	$102,551
Edward Hyams **	$43,361	$-	$-	$-	$-	$43,361
Executive Officers:
Art Russell	$234,843	$5,871	$23,484	$12,800	$-	$276,998
Carl Weatherley-White ***	$330,778	$31,087	$-	$58,162	$111,650	$531,676

*

Reflects shorter period of employment from April 1, 2018 to October 26, 2018. In addition to director fees, Gary Hui was also paid a salary of 200,769 for the period, of which $145,000 was recharged to AWN; the amount presented in the table above only includes the amount that was not recharged to AWN. The retained cost is paid in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee.

**	Reflects shorter period of appointment, from April 1, 2018 to November16, 2018.
***	Reflects shorter period of employment, from April 1, 2018 to February 12, 2019.

Employment Agreements

Executive Agreements

Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and is seconded to VivoPower as, first, Chief Financial Officer, and then Interim Chief Executive Officer effective February 26, 2019, pursuant to a secondment agreement dated November 24, 2017, entered into between Arowana International UK Limited and VivoPower International Services Limited (“Secondment Agreement”). The period of Mr. Russell’s secondment under the Secondment Agreement commenced on December 1, 2017, and continues until November 30, 2019, or until terminated in accordance with its terms, unless otherwise extended by the parties. The cost of Mr. Russell’s executive services agreement with Arowana International UK Limited is reimbursed by VivoPower International Services Limited. Mr. Russell’s executive services agreement provides for base compensation, currently at a rate of £235,000, a pension contribution into his personal registered pension plan equal to 10% of base compensation, and a contribution towards private medical insurance of 2.5% of base compensation. In addition, upon completion of appointment as Interim Chief Executive Officer, Mr. Russell will be awarded 100,000 shares of VivoPower stock and paid a one-time bonus of up to £82,250 depending upon achievement of agreed performance metrics. While seconded to VivoPower, Mr. Russell is also eligible to participate in the VivoPower annual bonus pool based on the Company’s and Mr. Russell’s performance. The payment and timing of the bonus is at the sole discretion of the Company. Mr. Russell’s target bonus under the bonus is up to 100% of his base compensation. In addition to observing English public holidays, Mr. Russell is entitled to 25 days personal holiday each year. Mr. Russell is restricted from pursuing interests in other competing businesses and is subject to customary terms regarding confidentiality, intellectual property, and non-competition. The executive services agreement can be terminated by either party with one month’s notice; post termination non-solicitation and non-competition provisions extend for periods between three and twelve months.

Potential Payments Upon Termination or Change in Control

Art Russell, Interim Chief Executive Officer, may be terminated on one month’s notice at any time, for any reason, with or without cause. Other than the one-month notice period, there are no other special payments upon termination or change or control.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change in control.

C. Board Practices

Board Composition

Our business affairs are managed under the direction of our board of directors, which currently comprises three members. Kevin Chin has served as a director since April 27, 2016. Peter Sermol has served as a director since December 21, 2016. Shimi Shah has served as a director since December 28, 2017. Our board of directors has determined that Ms. Shah and Mr. Sermol are “independent” under the listing rules of The Nasdaq Stock Market.

Classification of Directors

Pursuant to our Articles, which were adopted upon the closing of the Business Combination, the directors of VivoPower are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of the Class A Directors, of which there are currently none, expired at the Company’s first annual general meeting in September 2017, and new appointments will expire every third annual general meeting thereafter. The initial term of the Class B Directors, consisting of Peter Sermol, expired at the second annual general meeting held in September 2018, at which he was re-elected for a further three-year term. The initial term of the Class C Directors, consisting of Kevin Chin and Shimi Shah, shall expire at the third annual general meeting to be held in 2019. At each annual general meeting of VivoPower thereafter, successors to the class of directors whose term expires at that annual general meeting are elected for a term to expire at the third annual meeting following such election. Kevin Chin is the Chairman of the board.

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

Committees of the Board

We have an Audit and Risk Committee, a Nominating Committee and a Remuneration Committee and have a charter for each of these committees.

Audit and Risk Committee

The Audit and Risk Committee is comprised of Shimi Shah and Peter Sermol, both of whom has been determined by the Board to be independent under the applicable Nasdaq listing standards. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Audit and Risk Committee on December 28, 2017; prior to that, Mr. Chin was a member of the committee.

Upon the resignation of Edward Hymans, an independent director, on November 16, 2019, the Company no longer complied with Nasdaq’s audit committee requirements as set forth in Listing Rule 5605, which requires a minimum of three independent directors on the committee. The Company must appoint another independent director to the Audit and Risk Committee by the Company’s next annual shareholders’ meeting.

The Audit and Risk committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

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

The Audit and Risk Committee is required to be composed exclusively of “independent directors,” as defined under the Nasdaq listing standards and the rules and regulations of the SEC, and each of whom must be, among other requirements, “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, VivoPower is required to certify to Nasdaq that the committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

The board of directors determined that since December 28, 2017, none of the members of the Audit and Risk Committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the Audit and Risk Committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee

The Nominating Committee of the board of directors is comprised of Shimi Shah and Peter Sermol, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Nominating Committee on December 28, 2017; prior to that, Mr. Chin was a member of the committee.

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

Remuneration Committee

The Remuneration Committee is comprised of Shimi Shah and Peter Sermol, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Remuneration Committee on December 28, 2017; prior to that, Mr. Chin was a member of the committee.

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

D. Employees

As of March 31, 2019, we had 179 (2018: 198; 2017: 151; 2016: 6) employees and subcontractors with 173 (2018: 181; 2017: 135; 2016: nil) located in the Australia, 2 (2018: 8, 2017: 8; 2016: 5) in the U.S., 4 (2018: 6; 2017: 4; 2016: 1) in the U.K. and nil (2018: 3; 2017: 2; 2016: nil) in Asia. The following tables show the breakdown of our employees and subcontractors by category of activity as of the dates indicated:

2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	14	2	-	-	15
Central Services and Management	22	-	4	-	26
Engineering and Critical Power Services	138	-	-	-	138
Total employees	173	2	4	-	179

2018	Australia	US	U.K.	Asia	Total
Sales and Business Development	4	2	-	3	9
Central Services and Management	29	2	6	-	37
Engineering and Critical Power Services	148	4	-	-	152
Total employees	181	8	6	3	198

2017	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Critical Power Services	98	2	-	-	100
Total employees	135	8	4	2	149

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of July 5, 2019, by:

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 13,557,376 ordinary shares issued and outstanding on July 5, 2019. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin(2)	1,266,531	(3)(4)(5)	9.3%
Peter Sermol	-		-%
Shimi Shah	-		-%
Art Russell	10,000		-%
All directors and executive officers as a group (4 persons)	1,276,531		9.3%

______________________

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, Unit 3.02, 411-413 Oxford St, London W1C 2PE, United Kingdom.
(2)	The business address for each of the individuals is c/o Arowana Inc., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.
(3)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(4)	Does not include shares held by Arowana International Limited, of which Mr. Chin is a director.
(5)

In 2015, Arowana Partners Group, a private Australian company of which Mr. Chin is a shareholder and director lent $607,470 to Gary Hui’s private vehicle, Beira Corp, a British Virgin Islands entity, pursuant to a loan agreement. Beira Corp has not paid back the loan together with accumulated interest upon its maturity and has been attempting to settle the loan in full by transferring 325,046 VivoPower International PLC shares to Arowana Partners Group. This has been rejected by Arowana Partners Group on the basis that the value of these shares is significantly below the outstanding loan and accumulated interest and that the transfer of such shares could be in contravention of securities law if any transfer happened during blackout periods. This matter is now the subject of a legal dispute and therefore the shareholding balances above do not reflect the VivoPower shares that Beira Corp currently holds.

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

During the year-ended March 31, 2019, a total of 18,297 restricted stock units, 54,890 performance stock units, and 129,805 stock bonus awards were granted, of which only 4,575 restricted stock units and 129,805 stock bonus awards have vested. By March 31, 2019, only 75,805 bonus stock awards has been delivered and nil restricted stock units. The remaining vested but undelivered shares will be delivered in the following year.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is based on determined based on 13,557,376 ordinary shares issued and outstanding on July 5, 2019. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
The Panaga Group Trust(1)	1,241,531	9.2%
Arowana International Limited(2)	8,176,804	60.3%
______________
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

VivoPower International Services Limited is indebted to AWN via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At March 31, 2019, the principal balance due to AWN by VivoPower International Services Limited under this loan was $18,242,636 (2018: $18,992,636; 2017: $18,992,636).

Director’s fees for Kevin Chin in the amount of $254,084 were charged to Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended March 31, 2019. At March 31, 2019, the Company had an account payable to Arowana Partners Group Pty Limited of $$47,990 (2018: $42,188; 2017: nil) in respect of these services.

Art Russell is employed by Arowana International UK Limited, a subsidiary of AWN, and under the terms of the Secondment Agreement, $293,972 was charged to the Company during the year ended March 31, 2019. At March 31, 2019, the Company had an account payable to Arowana International UK Limited of $32,657 (2018: $80,036; 2017: nil) in respect of these services.

Gary Hui was paid a salary and benefits of $219,334 by VivoPower USA, LLC, of which $158,408 was recharged to AWN during the year ended March 31, 2019. At March 31, 2019, VivoPower USA, LLC has an account receivable from AWN of $nil (2018: $242,915; 2017: $121,046) in respect of these recharges.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the year ended March 31, 2019, no such amounts were recharged to the Company, however at March 31, 2019, the Company has a payable to Arowana in respect of recharges related to prior years of $1,268.670 (2018: $1,802,003; 2017: nil).

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, and for which they earned $713,286 of interest during the year ended March 31, 2019. The outstanding amount represents the face value plus interest accrued to March 31, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,590,582;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,590,589; and,
●	Arowana Australasian Special Situations 1C Pty Ltd : 666,667 Aevitas convertible loan notes with an outstanding amount of $4,590,589.

Subsidiaries of AWN hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $305,694 of dividends during the year ended March 31, 2019. The outstanding amount represents the face value plus dividends accrued to March 31, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,183,123;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,183,123;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares held with an outstanding amount of $1,183,123; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,535,261.

Aevitas is also indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $29.422 representing face value plus interest accrued to March 31, 2019 and earned interest of $1,605 for the year ended March 31, 2019.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,020 representing face value plus dividends accrued to March 31, 2019, and earned dividends of $688 for the year ended March 31, 2019.

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

VivoPower’s Audit and Risk Committee, pursuant to its written charter, is responsible for maintaining oversight of conflict of interest transactions to help to ensure that they are appropriately disclosed and make recommendations to the board of directors regarding authorization. The Audit and Risk Committee considers all relevant factors when determining whether to approve a conflict of interest transaction, including whether the conflict of interest transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. VivoPower requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about conflict of interest transactions.

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

Legal Proceedings

On February 26, 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). The claim is in respect of payments alleged to be due to Mr. Comberg, damages, and restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment in October 2017, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in PLC that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On April 9, 2018, VivoPower and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL.

On November 26, 2018, VivoPower and VISL agreed to a settlement of the counterclaims for an undisclosed amount. No settlement has been reached with respect to Mr. Comberg’s claim. VivoPower and VISL continue to strongly deny and defend the Comberg Claims.

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

B.  Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since March 31, 2019.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

The principal host market for the ordinary shares of VivoPower is The Nasdaq Capital Market and the shares are traded under the symbol “VVPR.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Since December 29, 2016, our ordinary shares have been listed on The Nasdaq Capital Market under the symbol “VVPR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

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

No new material contracts were entered into during the year-ended 31 March 2019.

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2019/2020 U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2019/2020 U.K. tax year is £12,000.

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

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of our shares into such a clearance service and on subsequent agreements to transfer such shares within such clearance service. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to U.K. stamp duty or SDRT.

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

You may request copies of our reports, at no cost, by writing, emailing, or telephoning us as follows:

VivoPower International PLC

Attention: Art Russell

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

Email: shareholders@vivopower.com

Telephone: +44-751-360-5012

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

Fluctuations in exchange rates, particularly between the U.S. dollar, Australian dollar and British pound sterling, may result in fluctuations in foreign exchange gains or losses. As of March 31, 2019, we held $5.9 million (2018: $5.3 million; 2017: $5.2 million) in accounts receivable, of which $5.8 million (2018: $5.2 million; 2017: $3.6 million) were denominated in Australian dollars and $nil (2018: $nil; 2017: $1.6 million) were denominated in British pounds sterling.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries”.

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

Interest Rate Risk

Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and short-term working capital borrowings. It is our policy to keep borrowings for longer than one-year at fixed rates so as to minimize the interest rate risk. Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

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

In order to minimize credit risk, we have a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

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

Our Interim Chief Executive Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of March 31, 2019, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management’s annual report on internal control over financial reporting.

The Company’s management, including the Company’s Interim Chief Executive Officer, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Under the supervision and with the participation of our management, including our Interim Chief Executive Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of March 31, 2019, our internal control over financial reporting was effective.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” Our Audit and Risk Committee consists of Shimi Shah and Peter Sermol. Our board of directors determined that since December 28, 2017, none of the members of the Audit and Risk Committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the Audit and Risk Committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the year ended March 31, 2019 and 2018.

	Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Audit fees	$253	$414	$246
Audit-related fees	26	-	57
Tax fees	28	13	-
All other fees	-	-	-
Total fees	$307	$427	$303

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended March 31, 2019. The audit fees of $253,260 represent for the fees of PKF Littlejohn LLP and related firms for audit of 2019 financial statements.

The audit fees of $414,011 for the year ended March 31, 2018, represent $240,392 for the fees of PKF Littlejohn LLP and related firms for audit of 2018 financial statements. The remaining $173,619 relates to the audit fees of Whitley Penn LLP for the audit of subsidiary and investee entities.

The audit fees of $242,462 for the year ended March 31, 2017, represent $175,000 for the fees of PKF Littlejohn LLP for the audit of the 2017 financial statements. The remaining $71,462 relates to the audit fees of Marcum LLP for the audit of the 2016 financial statements.

Audit-Related Fees

The audit related fees for the year ended 31 March 2019 were for audit of local statutory accounts for some Australian subsidiaries. There were no audit-related fees charged by PKF Littlejohn LLP for the year ended March 31, 2018. Audit related fees for the year ended March 31, 2017, represent costs incurred for review of the Company’s registration statement on Form F-4 by PKF Littlejohn LLP.

Tax Fees

For the year ended March 31, 2019, PKF Littlejohn LLP charged $27,932 (2018: $13,000) for preparation of corporate tax returns for some Australian subsidiaries.

All Other Fees

There were no other fees charged by PKF Littlejohn LLP.

Pre-Approval Policies for Non-Audit Services

The Audit and Risk Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit and Risk Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

The Audit and Risk committee pre-approves all auditing services and the terms of non-audit services, but only to the extent that the non-audit services are not prohibited under applicable law and the committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. In situations where it is impractical to wait until the next regularly scheduled quarterly meeting, the chairman of the Audit and Risk Committee has been delegated authority to approve audit and non-audit services. The chairman is required to report any approvals to the full committee at its next scheduled meeting.

From time to time, the Audit and Risk Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. Any proposed services exceeding pre-approved amounts will also require separate pre-approval by the Audit and Risk Committee.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1	Employment Agreement dated July 13, 2016, by and between VivoPower USA, LLC and Carl Weatherley-White (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.2	Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar LLC, effective as of April 17, 2017 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-37974, filed with the SEC on August 1, 2017).*
4.3	Omnibus Incentive Plan, adopted September 5, 2017 (incorporated by reference to Appendix A to the Notice of Annual General Meeting 2017 filed as Exhibit 99.1 on Form 6-K (File No. 001-37974), filed with the SEC on July 31, 2017).
4.4	Loan Agreement, dated January 25, 2018, between VivoPower USA, LLC and Solar Tide, LLC (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.5	Membership Interest Purchase Agreement, dated May 25, 2018, by and between VivoPower US-NC-31, LLC, VivoPower US-NC-47, LLC, NES US NC-31, LLC, and NES US NC-47, LLC (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.6	Bridge Loan Agreement, dated May 25, 2018, between VivoPower USA, LLC and New Energy Solar US Corp (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.7	Secondment Agreement dated November 24, 2017 between VivoPower International Services Limited and Arowana International UK Limited (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.8	Secondment Agreement dated November 5, 2018 between VivoPower International Services Limited and Arowana International UK Limited.
8	List of Subsidiaries.
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
12.1	Certification of Interim Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 12, 2019

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Art Russell
Name:	Art Russell
Title:	Interim Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and its subsidiaries (the “Company”) as of March 31, 2019, 2018 and 2017, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	1 Westferry Circus
Canary Wharf
July 10, 2019	London E14 4HD

Consolidated Statement of Comprehensive Income

for the year ended March 31, 2019

		For the year ended 31 March
(US dollars in thousands, except per share amounts)	Note	2019	2018	2017

Revenue from contracts with customers	4	$39,036	$33,647	$32,250
Cost of sales		(32,726)	(28,524)	(4,977)
Gross profit		6,310	5,123	27,273
General and administrative expenses		(7,685)	(12,814)	(9,316)
(Loss)/gain on sale of assets	5	(2,615)	1,356	-
Depreciation of property, plant and equipment	11	(430)	(420)	(103)
Amortization of intangible assets	12	(990)	(840)	(548)
Operating (loss)/profit	6	(5,410)	(7,595)	17,306
Restructuring costs	7	(2,017)	(1,873)	-
Impairment of assets		-	(10,191)	-
Impairment of goodwill		-	(11,092)	-
Transaction costs	3	-	-	(5,800)
Finance income	9	4	9	13
Finance expense	9	(3,243)	(3,395)	(600)
(Loss)/profit before income tax		(10,666)	(34,137)	10,919
Income tax	10	(557)	6,258	(5,338)
(Loss)/profit for the year attributable to owners of the company		(11,223)	(27,879)	5,581

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		(2,998)	222	599
Total comprehensive (loss)/income for the year attributable to owners of the company		$(14,221)	$(27,657)	$6,180

Earnings per share attributable to owners of the company (dollars)
Basic	24	$(0.83)	$(2.06)	$0.73
Diluted	24	$(0.83)	$(2.06)	$0.73

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at March 31, 2019

		As at 31 March
(US dollars in thousands)	Note	2019	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	11	$1,205	$1,915	$2,163
Intangible assets	12	32,366	36,402	46,320
Deferred tax assets	10	2,054	2,570	2,312
Other receivables		-	-	1,167
Investments	14	-	14,147	18,060
Total non-current assets		35,625	55,034	70,022

Current assets
Cash and cash equivalents	15	4,522	1,939	10,970
Restricted cash	16	1,319	-	-
Trade and other receivables	17	10,399	7,903	19,844
Assets classified as held for sale	18	13,530	11,436	-
Total current assets		29,770	21,278	30,814

TOTAL ASSETS		$65,395	$76,312	$100,836

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	$17,923	$14,082	$8,262
Income tax liability		287	103	2,361
Provisions – current	20	1,710	2,470	1,339
Loans and borrowings	21	887	3,955	235
Total current liabilities		20,807	20,610	12,197

Non-current liabilities
Loans and borrowings	21	18,380	18,385	20,020
Provisions	20	2,222	288	237
Deferred tax liabilities	10	1	26	3,776
Total non-current liabilities		20,603	18,699	24,033
Total liabilities		41,410	39,309	36,230

Equity
Share capital	22	163	163	163
Share premium		40,215	40,215	40,215
Cumulative translation reserve		(2,177)	821	599
Other reserves	23	19,846	18,383	18,329
(Accumulated deficit)/retained earnings		(34,062)	(22,579)	5,300
Total Equity		23,985	37,003	64,606

TOTAL EQUITY AND LIABILITIES		$65,395	$76,312	$100,836

These financial statements were approved by the Board of Directors on July 10, 2019, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the year ended March 31, 2019

		For the year ended 31 March
(US dollars in thousands)	Note	2019	2018	2017
Cash flows from operating activities
(Loss)/profit for the year		$(11,221)	$(27,879)	$5,581
Income tax		913	(6,258)	5,338
Finance income		(4)	(9)	-
Finance expense		3,243	3,395	600
Transaction costs		-	-	5,800
Impairment of goodwill		-	11,092	-
Impairment of assets		-	10,191	-
Depreciation of property, plant and equipment		430	420	103
Amortization of intangible assets		990	840	548
Loss/(gain) on sale of assets		2,615	(1,356)	-
Disposal of treasury shares	23	86	-	-
Increase in equity instruments	23	815	-	-
(Increase)/decrease in trade and other receivables		(2,543)	11,457	(21,007)
Increase in trade and other payables		3,841	5,822	8,074
(Decrease)/increase in provisions		(728)	1,182	1,339
Net cash (used in)/from operating activities		(1,565)	8,897	6,376

Cash flows from investing activities
Interest received	9	4	9	13
Proceeds on sale of property plant and equipment	5	464	2,297	-
Purchase of property plant and equipment	11	(348)	(1,101)	(94)
Investment in capital projects		(245)	(17,823)	(18,060)
Proceeds on sale of capital projects	5	11,981	-	1,485
Acquisitions		-	-	(10,080)
Cash acquired received from acquisitions		-	-	1,485
Net cash from/(used in) investing activities		11,856	(16,618)	(26,736)

Cash flows from financing activities
Finance lease borrowings	21	-	519	-
Finance lease repayments	21	(304)	(181)	-
Financing agreements proceeds	21	4,000	2,000	330
Financing agreements repayments	21	(6,000)	2,000	-
Debtor finance borrowings	21	751	-	-
Loans from related parties	21	-	770	19,818
Repayment of loans from related parties	21	(1,520)	-	-
Repayment of bank loan	21	-	(1,023)	-
Finance expense	9	(3,243)	(3,395)	-
Transfer to restricted cash	16	(1,319)	-	-
Funds received from issuing shares		-	-	167
Costs from listing		-	-	(11,469)
Funds received from listing		-	-	22,456
Net cash from/(used in) financing activities		(7,635)	(1,310)	31,302

Net (decrease)/increase in cash and cash equivalents		2,656	(9,031)	10,942
Cash and cash equivalents at the beginning of the year	15	1,939	10,970	28
Effect of exchange rate movements on cash held		(73)	-	-
Cash and cash equivalents at the end of the year	15	$4,522	$1,939	$10,970

See notes to financial statements

Consolidated Statement of Changes in Equity

for the year ended March 31, 2019

(US dollars in thousands)	Share Capital	Share Premium	Share Subscription Receivable	Cumulative Translation Reserve	Other Reserves	Retained Earnings (Accumulated Deficit)	Total

At March 31, 2016	$72	$-	$(72)	$-	$-	$(281)	$(281)

Total comprehensive income for the year	-	-	-	599	-	5,581	6,180
Redenomination of share capital	(4)	-	-	-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-	-	-	25,072	-	25,072
Capital raising costs	-	-	-	-	(9,722)	-	(9,722)
Share option reserve	-	-	-	-	3,713	-	3,713
Purchase of treasury shares	-	-	-	-	(592)	-	(592)
Other reserves	-	-	-	-	(142)	-	(142)
	91	40,215	72	599	18,329	5,581	64,887

At March 31, 2017	163	40,215	-	599	18,329	5,300	64,606

Total comprehensive loss for the year	-	-	-	222	-	(27,879)	(27,658)
Other reserves	-	-	-	-	54	-	54
	-	-	-	222	54	(27,879)	(27,603)

At March 31, 2018	163	40,215	-	821	18,383	(22,579)	37,003

Total comprehensive loss for the year	-	-	-	(2,998)	-	(11,223)	(14,221)
Equity instruments	-	-	-	-	1 1,018	-	1, 1,018
Disposal of treasury shares	-	-	-	-	1 346	(260)	1, 86
Other reserves	-	-	-	-	1 99	-	1, 99
	-	-	-	(2,998)	1,463	(11,483)	(13,018)

At March 31, 2019	$163	$40,215	$-	$(2,177)	$19,846	$(34,062)	$23,985

For further information on “Other Reserves” please see note 23.

See notes to financial statements

Notes to the Financial Statements

for the year ended March 31, 2019

1.           Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is 7th Floor, 9 Berkeley Street, London, United Kingdom W1J 8DW. The consolidated financial statements of the Company as at and for the year ended March 31, 2019, comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is Arowana International Limited.

2.            Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1          Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

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

As at March 31, 2019, the Company had unrestricted cash totaling $4.5 million, compared to $1.9 million as at March 31, 2018.

During the year ended March 31, 2019. the Company reduced general and administrative expenses within the Solar Development and Corporate segments by $5.8 million, or 54%, from $10.6 million in the prior year to $4.8 million, and has implemented further reductions aimed at a further $2.0 million annual reduction going forward. The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $2.6 million of operating profit before amortization and depreciation for the year ended March 31, 2019 and is expected to continue to perform above this level going forward. The Company is also engaged in a financing initiative with respect to these businesses which is expected to release the restricted cash of $0.8 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to selling its investment in the ISS Joint Venture and accordingly has reclassified $13.5 million to assets held for sale; this investment is expected to be realized in cash over the next 12 months. The directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through July 2020.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These actions include the implementation of further operational cost reductions and a further sale of assets as required.

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

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The Company controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of the subsidiaries acquired are included in the consolidated Statement of Comprehensive Income from the date of acquisition using the same accounting policies of those of the Group. All business combinations are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognized in the income statement as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

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

Joint arrangements

The Company applies IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. VivoPower has assessed the nature of its joint arrangement and determined it to be a joint venture, which is accounted for using the equity method.

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

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

Customer relationships – 10 years

Trade names – 15 - 25 years

Favorable supply contracts – 15 years

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

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

Computer equipment - 3 years

Fixtures and fittings - 3 years

Motor vehicles - 5 years

Plant and equipment – 3.5 to 10 years

Leasehold improvements – 20 to 40 years

2.5          Assets classified as held for sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognized for any subsequent write-down of the asset to fair value less costs to sell.

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

From April 1, 2018, the Company classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through profit or loss; and,

•	those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified as at amortized cost only if both of the following criteria are met:

•	the asset is held within a business model whose objective is to collect contractual cash flows; and,

•	the contractual terms give rise to cash flows that are solely payments of principal and interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or,

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure expected credit losses, trade receivables and contract assets have been grouped based on shared risk characteristics. In the prior year, the impairment was based on the incurred loss model.

Trade and other payables

Trade and other payables are non-interest bearing and are stated at amortized cost using the effective interest method.

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

2.11        Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for ordinary shares, therefore, diluted EPS is the same as basic EPS.

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

2.13       Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance and generator sales. Revenue is recognized upon satisfaction of contractual performance obligations.

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

On longer-term power services projects such as large-scale equipment provision and installation, the performance obligation of completing the installation is satisfied over time, and revenue is recognized on a percentage completion basis using an input method. Revenue for stand-alone equipment sales is recognized at the point of passing control of the asset to the customer. Other revenue for small jobs and those completed in a limited timeframe are recognized when the job is complete.

Warranties are of short duration and only cover defective workmanship and defective materials. No additional services are committed to which generate a performance obligation.

No adjustment is made for the effects of financing, as the Group expects, at contract inception, that the period between when the goods and services are transferred to the customer and when the customer pays, will be one year or less.

If the revenue recognized for goods and services rendered by the Company exceeds amounts that the Company is entitled to bill the customer, a contract asset is recognized. If amounts billed exceed the revenue recognized for goods and services rendered, a contract liability is recognized.

Incremental costs of obtaining a contract are expensed as incurred.

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

2.16        New standards, amendments and interpretations

During the current year, the Group adopted all of the new and revised Standards and Interpretations that are relevant to its operations and effective for accounting periods beginning on 1 April 2018. Their adoption did not have a material impact on the financial position of the Group. IFRS 9 was adopted without the need to restate comparative information.

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements:

•     IFRS 16: ‘Leases’ – effective for annual periods on or after 1 January 2019;

•     IFRIC 23: ‘Uncertainty over Income Tax Treatments’ – effective for annual periods on or after 1 January 2019.

•     Annual Improvements 2015-2018 Cycle – effective for annual periods commencing on or after 1 January 2019.

The Group is assessing the impact on the financial statements of these adoptions. There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

3.            Significant accounting judgements and estimates

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

3.1          Revenue from contracts with customers – determining the timing of satisfaction of services

As disclosed in note 2.13 the Group concluded that solar development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

3.2          Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

During the year ended March 31, 2018, two impairments of goodwill were recorded. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied, as further disclosed in note 12.

3.3          Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the consolidated statement of comprehensive income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

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

3.6         Deferred tax assets

Deferred tax assets for unused tax losses amounting to $1.005 million at March 31, 2019 (2018: $1.585 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits.

3.7          Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in VivoPower international PLC the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense was recognized immediately.

3.8          Convertible preference shares and loan notes

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

The Group considers that it has three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in Australia and the U.S. Corporate Office is all United Kingdom based corporate functions.

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

4.1          Revenue

Revenue by geographic location is as follows:

(US dollars in thousands)	2019	2018	2017
Australia	37,889	31,985	5,705
United States	1,147	1,662	24,945
United Kingdom	-	-	1,600
Total revenue	39,036	33,647	32,250

Revenue by product and service is as follows:

(US dollars in thousands)	2019	2018	2017
Electrical equipment and related services	37,799	31,631	5,615
Development fees	90	828	24,555
Other revenue	1,147	1,188	2,080
Total revenue	39,036	33,647	32,250

The Group had one customer representing more than 10% of revenue (2018: none; 2017: one). Revenue recognized for this customer amounted to $8.5 million in the Critical Power Services segment.

4.2          Operating segments

a)       Segment results of operations

Results of operations for the year ended March 31 by reportable segment are as follows:

2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	-	-
Finance expense - net	(1,354)	(221)	(1,664)	(3,239)
Profit/(loss) before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Transaction costs	-	-	-	-
Finance expense - net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	5,614	26,636	-	32,250
Costs of sales	(4,948)	(29)	-	(4,977)
Gross profit	666	26,607	-	27,273
General and administrative expenses	(598)	(4,544)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(646)	(4)	(1)	(651)
Operating (loss)/profit	(578)	22,059	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense - net	(363)	(174)	(50)	(587)
(Loss)/profit before income tax	(941)	21,885	(10,025)	10,919
Income tax expense	294	(6,078)	446	(5,338)
(Loss)/profit for the year	(647)	15,807	(9,579)	5,581

b)      Segment net assets

Net assets as at March 31 by reportable segment are as follows:

2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	29,538	35,472	385	65,395
Liabilities	(6,085)	(13,603)	(21,722)	(41,410)
Net assets	23,453	21,869	(21,337)	23,985

2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	34,421	41,270	621	76,312
Liabilities	(6,473)	(11,101)	(21,735)	(39,309)
Net assets	27,948	30,169	(21,114)	37,003

2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	24,268	42,235	34,333	100,836
Liabilities	(4,620)	(27,858)	(3,752)	(36,230)
Net assets	19,648	14,377	30,581	64,606

5.           Loss on sale of assets

The loss on sale of assets for the year-ended March 31, 2019, totaling $2.6 million, is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase Solar Renewable Energy Certificates (“SRECs”) from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On May 25, 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the prior year.

6.            Operating (loss)/profit

Operating (loss)/profit is stated after charging/(crediting):

(US dollars in thousands)	2019	2018	2017
Amortization of intangible assets	989	840	548
Depreciation of property, plant and equipment	430	420	103
Operating lease costs – land and buildings	548	304	174
Operating lease costs – motor vehicles	65	-	-
Operating lease costs – other equipment	33	-	-
Gain/(loss) on foreign exchange	-	59	-
Auditors’ remuneration – audit fees	253	414	246
Auditors’ remuneration – audit related services	26	-	57
Auditors’ remuneration – tax services	28	13	-
Directors emoluments	611	1,131	1,705
(Loss)/gain on disposal of assets	(2,615)	1,356	-

7.            Restructuring costs

(US dollars in thousands)	2019	2018	2017
Corporate restructuring – workforce reduction	102	734	-
Corporate restructuring – professional fees	1,776	566	-
Corporate restructuring – terminated projects	139	573	-
Total	2,017	1,873	-

Restructuring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During the year, the Board undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year. Terminated projects are the costs incurred related to solar business development activities in Asia for which the decision was made not to proceed for economic reasons.

8.            Staff numbers and costs

The average number of employees (including directors) during the year was:

	2019	2018	2017
Sales and Business Development	9	9	5
Central Services & Management	32	37	12
Production	138	148	26
Total	179	194	43

Their aggregate remuneration costs comprised:

(US dollars in thousands)	2019	2018	2017
Salaries, wages and incentives	14,327	14,299	5,605
Social security costs	1,044	834	398
Pension contributions	788	848	196
Short-term compensated absences	1,254	996	403
Total	17,412	16,977	6,602

Directors’ emoluments were $611,450 (2018: $1,130,570; 2017: $1,704,809) of which the highest paid director received $254,084 (2018: $407,682; 2017: $1,297,504). Director emoluments include employer social security costs.

Key Management Personnel:

(US dollars in thousands)	2019	2018	2017
Salaries, wages and incentives	2,354	2,281	3,014
Social security costs	176	217	194
Pension contributions	45	64	39
Equity incentives	130
Short-term compensated absences	-	13	101
Total	2,705	2,575	3,348

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended March 31, 2019, was 10 (2018: 11; 2017: 11).

9.            Finance income and expense

(US dollars in thousands)	2019	2018	2017
Finance income
Interest received	4	9	13

Finance expense
Related party loan interest payable	1,588	1,636	171
Convertible loan notes and preference shares interest payable	1,284	1,220	358
Financing agreement finance cost payable	206	217	-
Debtor invoice finance cost payable	164	-	-
Finance lease interest payable	1	55	-
Bank interest payable	-	17	5
Foreign exchange losses	-	93	2
Other finance costs	-	157	58
Total	3,243	3,395	600

10.          Income tax expenses

(a)      Tax charge

(US dollars in thousands)	2019	2018	2017
Current tax
UK corporation tax	29	(29)	-
Foreign tax	(217)	2,279	(2,361)
Total current tax	(188)	2,250	(2,361)

Deferred tax
Current year
UK corporation tax	267	(370)	451
Foreign tax	(636)	4,378	(3,428)
Total deferred tax	(369)	4,008	(2,977)

Total income tax	(557)	6,258	(5,338)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

(US dollars in thousands)	2019	2018	2017
(Loss)/profit before income tax	(10,666)	(34,137)	10,919
Group weighted average corporation tax rate	21.8%	22.8%	20.0%
Tax at standard rate	2,325	7,772	(2,184)
Effects of:
Expenses that are not deductible for tax purposes	41	(3,872)	(20)
Adjustment to prior year tax provisions	(64)	2,358	-
Deferred tax assets not recognized on tax losses	(2,859)	-	-
Tax rates of subsidiaries operating in other jurisdictions	-	-	(3,108)
Change in tax rates	-	-	(26)
Total income tax for the year recognized in the Consolidated Statement of Comprehensive Income	(557)	6,258	(5,338)

(b)      Deferred tax

Deferred tax assets	2019	2018	2017
Deferred tax assets	2,054	2,570	2,312
Deferred tax liabilities	(1)	(26)	(3,776)
Net deferred tax asset/(liability)	2,053	2,544	(1,464)

These assets and liabilities are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to comprehensive income	739	-	739
Acquisition	1,573	-	1,573
March 31, 2017	2,312	-	2,312
Credit/(charged) to comprehensive income	(727)	985	258
March 31, 2018	1,585	985	2,570
Credit/(charged) to comprehensive income	(580)	64	(516)
March 31, 2019	1,005	1,049	2,054

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to comprehensive income	(13)	(3,763)	(3,776)
March 31, 2017	(13)	(3,763)	(3,776)
Credit/(charged) to comprehensive income	5	3,745	3,750
March 31, 2018	(8)	(18)	(26)
Credit/(charged) to comprehensive income	7	18	25
March 31, 2019	(1)	-	(1)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

11.           Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Leasehold improvement	Fixtures and Fittings	Total
Cost
At April 1, 2016	3	-	-	-	-	3
Additions	34	44	16	-	-	94
Acquisition	488	1,588	1,876	156	11	4,119
At March 31, 2017	525	1,632	1,892	156	11	4,216
Foreign exchange	3	10	12	1	-	26
Additions	121	437	537	4	2	1,101
Disposals	(7)	(82)	(921)	-	-	(1,010)
At March 31, 2018	642	1,997	1,520	161	13	4,333
Foreign exchange	(46)	(148)	(112)	(12)	(1)	(319)
Additions	73	55	205	11	4	348
Disposals	(126)	(275)	(584)	-	-	(985)
At March 31, 2019	543	1,629	1,029	160	16	3,377

Depreciation
At April 1, 2016	-	-	-	-	-	-
Additions	24	45	31	3	-	103
Acquisition	303	982	619	38	8	1.950
At March 31, 2017	327	1,027	650	41	8	2,053
Foreign exchange	2	6	4	-	-	12
Additions	97	203	107	12	1	420
Disposals	(4)	(63)	-	-	-	(67)
At March 31, 2018	422	1,173	761	53	9	2,418
Foreign exchange	(34)	(93)	(59)	(4)	(1)	(191)
Additions	89	222	106	11	1	430
Disposals	(97)	(223)	(165)	-	-	(486)
At March 31, 2019	380	1,079	644	59	9	2,172

Net book value
At March 31, 2017	198	605	1,242	115	3	2,163
At March 31, 2018	220	824	759	108	4	1,915
At March 31, 2019	163	550	383	101	7	1,205

The Group has $0.6 million (2018: $0.6 million; 2017: $0.3 million) of assets held under finance lease. Details of the liabilities are shown in note 19.

12.          Intangible assets

(US dollars in thousands)	2019	2018	2017
Goodwill	22,623	24,482	30,393
Other intangible assets	9,744	11,920	15,927
Carrying value at March 31	32,367	36,402	46,320

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on December 29, 2016.

(US dollars in thousands)	2019	2018	2017
As at April 1	24,482	30,393	-
Revaluations	-	3,597	-
Goodwill previously not recognized	-	627	-
Impairment	-	(11,092)	-
Reclassifications	-	138	-
Additions	-	-	30,024
Foreign exchange	(1,859)	819	369
Carrying value at March 31	22,623	24,482	30,393

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

(US dollars in thousands)	2019	2018	2017
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	12,884	13,949	9,800
VivoPower Pty Limited (allocated to the Solar Development segment)	9,739	10,533	20,593
Total	22,623	24,482	30,393

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

The CGU represented by Aevitas O Holdings Limited and VivoPower PTY Limited were assessed to have a value in excess of its respective carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of the CGU’s were:

●	Aevitas O Holdings Limited: discount rate was based on the weighted average cost of capital of 8.8% (2018: 9.2%; 2017: 8.3%); and,

●	VivoPower PTY Limited: discount rate was based on the weighted average cost of capital of 11.0% (2018: 12.1%; 2017: 10.6%), increased by a further 3% after the first year.

No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Cost
At April 1, 2016	-	-	-	-	-	-
Additions	9,953	2,488	2,488	734	812	16,475
At March 31, 2017	9,953	2,488	2,488	734	812	16,475
Foreign exchange	139	63	126	4	-	332
Revaluation	(4,293)	129	1,963	(584)	(812)	(3,597)
Additions	-	-	-	-	98	98
At March 31, 2018	5,799	2,680	4,577	154	98	13,308
Foreign exchange	(439)	(204)	(348)	(12)	(11)	(1,013)
Disposals	(263)	-	-	-	(72)	(335)
At March 31, 2019	5,097	2,476	4,229	142	16	11,960

Amortization
At April 1, 2016	-	-	-	-	-	-
Amortization	347	43	122	36	-	548
At March 31, 2017	347	43	122	36	-	548
Amortization	330	194	284	32	-	840
At March 31, 2018	677	237	406	68	-	1,388
Foreign exchange	(75)	(22)	(38)	(6)	-	(141)
Amortization	483	169	289	49	-	990
Disposals	(21)	-		-	-	(21)
At March 31, 2019	1,064	384	657	111	-	2,216

Net book value
At March 31, 2017	9,606	2,445	2,366	698	812	15,927
At March 31, 2018	5,122	2,443	4,171	86	98	11,920
At March 31, 2019	4.033	2.092	3,572	31	16	9,744

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 10 years, 13 years and 13 years respectively.

13.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at the year-end is 20% or more are as follows:

Subsidiary undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoRex, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
Innovative Solar Ventures I, LLC	50%

VivoPower Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
VVPR-ITP TopCo Pty Limited	50%
VVPR-ITP ProjectCo 1 Pty Limited	20%
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Singapore Pte Limited	100%	36, UOB Plaza 1, 80 Raffles Pl, Singapore 048624
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila
VivoPower RE Solutions Inc.	64%
V.V.P. Holdings Inc. *	40%

* V.V.P. Holdings Inc. is controlled of VivoPower Singapore Pte Limited notwithstanding only owning 40% of the ordinary share capital.

14.	Investments

(US dollars in thousands)	% Owned	2019	2018	2017
Innovative Solar Ventures I, LLC	50%	-	14,147	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	10,529
US-NC-47 Sponsor Partner, LLC	10%	-	-	7,531
Total		-	14,147	18,060

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). The joint venture was accounted for as an investment under the equity method at 31 March 2018.

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To March 31, 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at March 31, 2019, of $1.1 million, which is recorded in trade and other payables.

During the year, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture. Accordingly, the investment has been reclassified to current assets as asset held for sale, as more fully disclosed in note 18.

15.	Cash and cash equivalents

(US dollars in thousands)	2019	2018	2017
Cash at bank and in hand	4,522	1,939	10,970

The credit ratings of the counterparties with which cash was held are detailed in the table below.

(US dollars in thousands)	2019	2018	2017
A+	17	891	8,161
A	4	69	468
AA-	4,491	979	2,341
Total	4,522	1,939	10,970

16.	Restricted cash

(US dollars in thousands)	2019	2018	2017
Bank guarantee security deposit	816	-	-
Preferred supplier agreement escrow	503	-	-
Total	1,319	-	-

At March 31, 2019, there is a total of $1.3 million of cash deposits which are subject to restrictions. $0.8 million of cash is restricted as security for bank guarantees provided to customers in support of performance obligations under power services contracts. Further, in 2017, a third-party U.S.-based solar EPC firm contributed $0.5 million to the Company’s initial investment in the ISS Joint Venture, in consideration for a right to provide certain engineering services to the project. As the expected services were not awarded on a timely basis, it was agreed that the deposit would be paid into escrow and returned to the EPC firm no later than May 23, 2019.

17.	Trade and other receivables

(US dollars in thousands)	2019	2018	2017
Current receivables
Trade receivables	5,899	5,333	5,248
Contract assets	1,800	120	13,183
Prepayments	628	391	563
Other receivables	2,072	2,059	722
Related party receivable	-	-	128
Total	10,399	7,903	19,844

Non-current receivables
Loan due from associate	-	-	549
Other receivables	-	-	618
Total	-	-	1,167

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

(US dollars in thousands)	2019	2018	2017
Trade and other receivables	5,929	5,335	5,250
Less: credit note provision	(30)	(2)	(2)
Total	5,899	5,333	5,248

The maximum exposure to credit risk for trade receivables by geographic region was:

(US dollars in thousands)	2019	2018	2017
USA	78	129	-
United Kingdom	-	12	1,600
Australia	5,821	5,192	3,648
Total	5,899	5,333	5,248

The aging of the trade receivables, net of provisions is:

(US dollars in thousands)	2019	2018	2017
0-90 days	5,765	5,326	5,092
Greater than 90 days	134	7	156
Total	5,899	5,333	5,248

18.	Assets classified as held for sale

(US dollars in thousands)	% Owned	2019	2018	2017
Innovative Solar Ventures I, LLC	50%	13,530	-	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	6,595	-
US-NC-47 Sponsor Partner, LLC	10%	-	4,841	-
Total		13,530	11,436	-

As more fully disclosed in Note 14, the Company’s portfolio of U.S. solar projects is held through 50% ownership in Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). During the year, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment has been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in note 4.2.

Reconciliation of the ISS Joint Venture investment is as follows (2018 comparative amount is disclosed within Investments, see Note 14):

(US dollars in thousands)	2019	2018	2017
Capital commitment	15,044	14,904	-
Commission credit	(770)	(757)	-
Discontinued projects	(848)	-	-
Acquisition costs	104	-	-
Net assets	13,530	14,147	-

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

(US dollars in thousands)	2019	2018	2017
Current assets	1,187	1,373	-
Non-current assets	27,107	26,921	-
Net assets	28,294	28,294	-

No summarized statement of comprehensive income has been presented as there were no movements in comprehensive income in the year (2018: nil; 2017: nil).

Reconciliation to carrying amounts of the ISS Joint Venture (2018 comparative amount is disclosed within Investments, see Note 14):

(US dollars in thousands)	2019	2018	2017
Opening net assets	28,294	-	-
Initial investment	-	29,808	-
Commission credit	-	(1,514)	-
Net assets	28,294	28,294	-
VivoPower share in %	50%	50%	-
VivoPower share in $	14,148	14,147	-
Commission credit	(721)	-	-
Acquisition costs	103	-	-
Net Assets	13,530	14,147	-

19.	Trade and other payables

(US dollars in thousands)	2019	2018	2017
Trade payables	5,675	3,806	2,158
Accruals	1,952	3,008	1,297
Related party payable	1,378	1,838	1,445
Payroll liabilities	1,165	504	1,972
Sales tax payable	764	310	412
Contract liabilities	4,978	1,544	305
Other creditors	2,011	3,072	81
Treasury shares (see note 23 for further details)	-	-	592
Total	17,923	14,082	8,262

In accordance with IFRS 15 contract liabilities are presented as a separate line item. Contract liabilities relate to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Contract liabilities are recorded as revenue when the Company fulfils its performance obligations under the contract.

All contract liabilities balances at March 31, 2018 and 2017 were recognized as revenue in the current and prior years respectively.

20.	Provisions

(US dollars in thousands)	2019	2018	2017
Current provisions
Employee entitlements	1,459	1,474	1,339
Employee terminations	157	616	-
Onerous contracts	94	380	-
	1,710	2,470	1,339

Non-current provisions
Employee entitlements	227	288	237
Onerous contracts	1,995	-	-
	2,222	288	237

Total	3,932	2,758	1,576

Employee entitlements include long term leave and vacation provisions.

The employee terminations provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in note 7.

The onerous contracts provision recognizes the forecast losses associated with contracts to purchase Solar Renewable Energy Certificates from the NC-31 and NC-31 projects until 2027. The expected losses have been discounted at the Company’s borrowing rate on long-term debt of 8.5%.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Onerous Contracts	Total
At April 1. 2016	-	-	-	-
Acquired through business Combinations	1,576	-	-	1,576
At March 31, 2017	1,576	-	-	1,576
Charged/(credited) to profit or loss:
Additional provisions recognized	186	616	380	1,182
At March 31, 2018	1,762	616	380	2,758
Foreign exchange	(140)	-	-	(140)
Charged/(credited) to profit or loss:
Additional provisions	510	243	1,804	2,557
Reverse unused provisions	(26)	(87)	-	(113)
Provisions utilized	(420)	(614)	(96)	(1,130)
At March 31, 2019	1,686	158	2,088	3,932

21.	Loans and borrowings

(US dollars in thousands)	2019	2018	2017
Current liabilities
Debtor invoice financing	751	-	-
Finance leases	136	285	145
Financing agreement	-	2,000	-
Shareholder loans	-	1,670	-
Bank loan	-	-	90
	887	3,955	235

Non-current liabilities
Shareholder loan	18,242	18,092	18,992
Finance leases	138	293	95
Bank loan	-	-	933
Total	18,380	18,385	20,020

Total	19,267	18,385	20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its critical power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited.

The shareholder loan is due to Arowana International Limited (“AWN”), the Company’s majority shareholder, bears interest at 8.5% per annum paid monthly in advance, and is unsecured. No repayment of principal is required until July 2020, and then is repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any critical power services business also be directed to loan repayment.

The obligations under finance leases are as follows:

(US dollars in thousands)	Minimum lease payments			Present value of minimum lease payments
	2019	2018	2017	2019	2018	2017
Amounts payable under finance leases:
Less than one year	147	291	165	136	285	145
Later than one year but not more than five	143	327	107	138	293	95
	290	618	272	274	578	240
Future finance charges	(16)	(40)	(32)	-	-	-
Total obligations under finance lease	274	578	240	274	578	240

22.	Called up share capital

	2019	2018	2017
Allotted, called up and fully paid
Ordinary shares of $0.012 each as at 31 March	$162,689	$162,689	$162,689

Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376	13,557,376

No. of shares
At April 1, 2016	5,514,375
Issue of new shares	8,043,001
At April 1, 2017	13,557,376
Issue of new shares	-
At March 31, 2018	13,557,376
Issue of new shares	-
At March 31, 2019	13,557,376

23.	Other reserves

(US dollars in thousands)	2019	2018	2017
Equity instruments	26,090	25,072	25,072
Share option reserve	3,713	3,713	3,713
Capital raising costs	(9,722)	(9,722)	(9,722)
Treasury shares	(246)	(592)	(592)
Foreign exchange	11	(88)	(142)
Total	19,846	18,383	18,329

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

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$10,515,382 represents their face value plus the dividends accrued to March 31, 2019. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$23,806,189 represents their face value plus the dividends accrued to March 31, 2019. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control event, listing event or a disposal of substantially all of Aevitas Group has occurred, the Company can choose to redeem the instruments or convert them into VivoPower ordinary shares at a price of US$10.20 per share.

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

On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,911, including commission, and held them as treasury shares. During the year ended March 31, 2019, 75,805 of these shares were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $85,660 was expensed as employee compensation and remaining cost of $260,011 was charged against retained earnings.

24.	Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

(US dollars in thousands)	2019	2018	2017
Profit/(loss) for the year	(11,223)	(27,879)	5,581

Weighted average number of shares in issue (‘000s)	13,557	13,557	7,624

Basic earnings/(loss) per share (dollars)	(0.83)	(2.06)	0.73
Diluted earnings/(loss) per share (dollars)	(0.83)	(2.06)	0.73

25.	Contingencies

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg is claiming damages of £615,600 related to the notice period in his service agreement, £540,000 related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due. On April 9,2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause.

On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. No settlement has been reached with respect to Mr. Comberg’s claim. The Company continues to strongly deny and defend the claim.

As the outcome of the litigation is uncertain, very much dependent upon uncertain future determinations by third parties, and the amount of any liability cannot be reliably measured, no provision has been made in these financial statements in respect of this matter.

26.	Operating lease commitments

As at March 31, 2019, the Company had future aggregate minimum commitments under non-cancellable operating leases expiring as shown below.

(US dollars in thousands)	2019	2018	2017
Property
Payable in less than one year	442	312	15
Payable between one and five years	222	-	159
Total	664	312	174

Motor vehicles
Payable in less than one year	149	-	-
Payable between one and five years	547	-	-
Total	696	-	-

Other equipment			-
Payable in less than one year	8	16	-
Payable between one and five years	16	5	-
Total	24	21	-

27.         Pensions

The Group’s principal pension plan comprises the compulsory Superannuation scheme in Australia, where the Group contributes 9.5%. A new pension scheme was also established for UK employees during the year, where the Group contributes 3%. The pension charge for the year represents contributions payable by the Group which amounted to $756,614 (2018: $900,483; 2017: $196,005).

28.         Financial instruments

(US dollars in thousands)	2019	2018	2017
Financial assets at amortized cost
Trade and other receivables	7,971	7,392	20,448
Cash and cash equivalents	4,522	1,939	10,970
Restricted cash	1,319	-	-
Total	13,812	9,331	31,418

Financial liabilities at amortized cost
Loans and borrowings	19,267	22,340	20,255
Trade and other payables	11,016	11,724	5,878
Total	30,283	34,064	26,133

The amounts disclosed in the above table for trade and other receivables and payables do not agree to the amount reported in the Company’s consolidated statement of financial position as they exclude prepaid expenses, payroll and sale tax payables and contract assets and liabilities which do not meet the definition of financial assets or liabilities.

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

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with a tight control of all financial matters.

 (b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $4.5 million (2018: $1.9 million) at March 31, 2019. The ratio of current assets to current liabilities is 1.43 (2018: 1.03). During the year, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which only $0.8 million was drawn at March 31, 2019. In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Finance leases	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

2018 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,724	11,724	-	-	-
Borrowings	25,896	5,498	14,111	6,287	-
Finance leases	619	291	328	-	-
Total	38,239	17,513	14,439	6,287	-

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

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

The Group is exposed to foreign exchange risk on $9.7 million of trade and other receivables denominated in AUD. In addition, the Group is exposed to foreign exchange risk on $11.1 million of trade and other payables, of which $10.5 million is denominated in AUD and $0.6 million in GBP. In addition, the Group is exposed to foreign exchange risk on $0.3 million of finance leases and $0.8 million debtor finance loans denominated in AUD.

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

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At March 31, 2019, the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (2018: $18,992,636; 2017:$18,992,636).

Directors fees for Kevin Chin in the amount of $254,084 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended March 31, 2019. At March 31, 2019, the Company had an account payable to Arowana Partners Group Pty Limited of $47,990 (2018: $42,188; 2017: nil) in respect of these services.

Art Russell, Interim Chief Executive Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $293,972 was charged to the Company during the year ended March 31, 2019. At March 31, 2019, the Company had an account payable of $32,657 (2018: $80,026; 2017: nil) in respect of these services.

Gary Hui, a former Director, was paid $219,334 by VivoPower USA LLC, of which $158,408 was recharged to Arowana during the year ended March 31, 2019. At March 31, 2019, VivoPower USA LLC has an account receivable from Arowana of $nil (2018: $242,915; $2017: $121,046) in respect of these recharges.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the year ended March 31, 2019, no such amounts were recharged to the Company, however at March 31, 2019, the Company has a payable to Arowana in respect of recharges related to prior years of $1,268,670 (2018: $1,802,003; 2017: nil).

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in note 23, and for which they earned $713,286 of interest during the year ended March 31, 2019. The outstanding amount represents the face value plus interest accrued to March 31, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,590,582;

●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,590,589; and,

●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,590,589.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $305,694 of dividends during the year ended March 31, 2019. The outstanding amount represents the face value plus dividends accrued to March31, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,183,123;

●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,183,123;

●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,183,123; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares held with an outstanding amount of $2,535,261.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $29,422 representing face value plus interest accrued to March 31, 2019 and earned interest of $1,605 for the year ended March 31, 2019.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,020 representing face value plus dividends accrued to March 31, 2019 and earned dividends of $688 for the year ended March 31, 2019.

30.          Subsequent event

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.276 million as a result of the disposal of onerous contract obligations of $2.047 million and other liabilities of $0.302 million, net of cash and other current assets of $0.073 million. Results of operations for VivoRex, LLC, are reported within the Solar Development operating segment, as disclosed in note 4.2, and accounted for $1.959 million (2018: $0.645 million) of the operating loss reported for this segment.

31.          Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in note 9 to the consolidated financial statements.

32.          Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited, a company registered in Australia.