Form 20-F/A
period 2019-03-31
VivoPower International PLC
filed 2019-07-19
CIK 1681348

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

VivoPower International PLC is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended March 31, 2019, which was filed with the Securities and Exchange Commission on July 12, 2019 (the “Original Filing”), solely to add XBRL exhibits and to correct certain clerical errors on page F-5 “Consolidated Statement of Cash Flow”, page F-6 “Consolidated Statement of Changes in Equity”, and Notes 6 and 12 to the Financial Statements. Except for the matters described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Filing.

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

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1	Employment Agreement dated July 13, 2016, by and between VivoPower USA, LLC and Carl Weatherley-White (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.2	Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar LLC, effective as of April 17, 2017 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-37974, filed with the SEC on August 1, 2017).*
4.3	Omnibus Incentive Plan, adopted September 5, 2017 (incorporated by reference to Appendix A to the Notice of Annual General Meeting 2017 filed as Exhibit 99.1 on Form 6-K (File No. 001-37974), filed with the SEC on July 31, 2017).
4.4	Loan Agreement, dated January 25, 2018, between VivoPower USA, LLC and Solar Tide, LLC (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.5	Membership Interest Purchase Agreement, dated May 25, 2018, by and between VivoPower US-NC-31, LLC, VivoPower US-NC-47, LLC, NES US NC-31, LLC, and NES US NC-47, LLC (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.6	Bridge Loan Agreement, dated May 25, 2018, between VivoPower USA, LLC and New Energy Solar US Corp (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.7	Secondment Agreement dated November 24, 2017 between VivoPower International Services Limited and Arowana International UK Limited (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 18, 2018).
4.8	Secondment Agreement dated November 5, 2018 between VivoPower International Services Limited and Arowana International UK Limited (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-37974) filed with the SEC on July 12, 2019).
8	List of Subsidiaries
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
12.1	Certification of Interim Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 to the Annual Report on Form 20-F (File No. 001-37974) filed with the SEC on July 12, 2019).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 19, 2019

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

See notes to financial statements

Consolidated Statement of Cash Flow

for the year ended March 31, 2019

		For the year ended 31 March
(US dollars in thousands)	Note	2019	2018	2017
Cash flows from operating activities
(Loss)/profit for the year		$(11,221)	$(27,879)	$5,581
Income tax		913	(6,258)	5,338
Finance income		(4)	(9)	-
Finance expense		3,243	3,395	600
Transaction costs		-	-	5,800
Impairment of goodwill		-	11,092	-
Impairment of assets		-	10,191	-
Depreciation of property, plant and equipment		430	420	103
Amortization of intangible assets		990	840	548
Loss/(gain) on sale of assets		2,615	(1,356)	-
Disposal of treasury shares	23	86	-	-
Increase in equity instruments	23	815	-	-
(Increase)/decrease in trade and other receivables		(2,543)	11,457	(21,007)
Increase in trade and other payables		3,841	5,822	8,074
(Decrease)/increase in provisions		(728)	1,182	1,339
Net cash (used in)/from operating activities		(1,565)	8,897	6,376

Cash flows from investing activities
Interest received	9	4	9	13
Proceeds on sale of property plant and equipment	5	464	2,297	-
Purchase of property plant and equipment	11	(348)	(1,101)	(94)
Investment in capital projects		(245)	(17,823)	(18,060)
Proceeds on sale of capital projects	5	11,981	-	-
Acquisitions		-	-	(10,080)
Cash acquired received from acquisitions		-	-	1,485
Net cash from/(used in) investing activities		11,856	(16,618)	(26,736)

Cash flows from financing activities
Finance lease borrowings	21	-	519	-
Finance lease repayments	21	(304)	(181)	-
Financing agreements proceeds	21	4,000	2,000	330
Financing agreements repayments	21	(6,000)	-	-
Debtor finance borrowings	21	751	-	-
Loans from related parties	21	-	770	19,818
Repayment of loans from related parties	21	(1,520)	-	-
Repayment of bank loan	21	-	(1,023)	-
Finance expense	9	(3,243)	(3,395)	-
Transfer to restricted cash	16	(1,319)	-	-
Funds received from issuing shares		-	-	167
Costs from listing		-	-	(11,469)
Funds received from listing		-	-	22,456
Net cash from/(used in) financing activities		(7,635)	(1,310)	31,302

Net (decrease)/increase in cash and cash equivalents		2,656	(9,031)	10,942
Cash and cash equivalents at the beginning of the year	15	1,939	10,970	28
Effect of exchange rate movements on cash held		(73)	-	-
Cash and cash equivalents at the end of the year	15	$4,522	$1,939	$10,970

See notes to financial statements

Consolidated Statement of Changes in Equity

for the year ended March 31, 2019

(US dollars in thousands)	Share Capital	Share Premium	Share Subscription Receivable	Cumulative Translation Reserve	Other Reserves	Retained Earnings (Accumulated Deficit)	Total

At March 31, 2016	$72	$-	$(72)	$-	$-	$(281)	$(281)

Total comprehensive income for the year	-	-	-	599	-	5,581	6,180
Redenomination of share capital	(4)	-	-	-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-	-	-	25,072	-	25,072
Capital raising costs	-	-	-	-	(9,722)	-	(9,722)
Share option reserve	-	-	-	-	3,713	-	3,713
Purchase of treasury shares	-	-	-	-	(592)	-	(592)
Other reserves	-	-	-	-	(142)	-	(142)
	91	40,215	72	599	18,329	5,581	64,887

At March 31, 2017	163	40,215	-	599	18,329	5,300	64,606

Total comprehensive loss for the year	-	-	-	222	-	(27,879)	(27,657)
Other reserves	-	-	-	-	54	-	54
	-	-	-	222	54	(27,879)	(27,603)

At March 31, 2018	163	40,215	-	821	18,383	(22,579)	37,003

Total comprehensive loss for the year	-	-	-	(2,998)	-	(11,223)	(14,221)
Equity instruments	-	-	-	-	1 1,018	-	1, 1,018
Disposal of treasury shares	-	-	-	-	1 346	(260)	1, 86
Other reserves	-	-	-	-	1 99	-	1, 99
	-	-	-	(2,998)	1,463	(11,483)	(13,018)

At March 31, 2019	$163	$40,215	$-	$(2,177)	$19,846	$(34,062)	$23,985

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

6.            Operating (loss)/profit

Operating (loss)/profit is stated after charging/(crediting):

(US dollars in thousands)	2019	2018	2017
Amortization of intangible assets	990	840	548
Depreciation of property, plant and equipment	430	420	103
Operating lease costs – land and buildings	548	304	174
Operating lease costs – motor vehicles	65	-	-
Operating lease costs – other equipment	33	-	-
Gain/(loss) on foreign exchange	-	59	-
Auditors’ remuneration – audit fees	253	414	246
Auditors’ remuneration – audit related services	26	-	57
Auditors’ remuneration – tax services	28	13	-
Directors emoluments	611	1,131	1,705
(Loss)/gain on disposal of assets	(2,615)	1,356	-

7.            Restructuring costs

(US dollars in thousands)	2019	2018	2017
Corporate restructuring – workforce reduction	102	734	-
Corporate restructuring – professional fees	1,776	566	-
Corporate restructuring – terminated projects	139	573	-
Total	2,017	1,873	-

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

12.          Intangible assets

(US dollars in thousands)	2019	2018	2017
Goodwill	22,622	24,482	30,393
Other intangible assets	9,744	11,920	15,927
Carrying value at March 31	32,366	36,402	46,320

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on December 29, 2016.

(US dollars in thousands)	2019	2018	2017
As at April 1	24,482	30,393	-
Revaluations	-	3,597	-
Goodwill previously not recognized	-	627	-
Impairment	-	(11,092)	-
Reclassifications	-	138	-
Additions	-	-	30,024
Foreign exchange	(1,860)	819	369
Carrying value at March 31	22,622	24,482	30,393

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

(US dollars in thousands)	2019	2018	2017
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	12,884	13,949	9,800
VivoPower Pty Limited (allocated to the Solar Development segment)	9,738	10,533	20,593
Total	22,622	24,482	30,393

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