Form 20-F
period 2019-06-30
VivoPower International PLC
filed 2019-08-23
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from April 1, 2019 to June 30, 2019

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒     No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes   ☒     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

On July 22, 2019, the Board of Directors of VivoPower International PLC (the "Company") adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019. Accordingly, this transition report on Form 20-F for the three-month transition period from April 1, 2019 to June 30, 2019, (this, “Transition Report”) is being filed in accordance with SEC rules and regulations.

TABLE OF CONTENTS

Introduction	1
Forward Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
Item 4. Information on the Company	17
A. History and Development of the Company	17
B. Business Overview	18
C. Organizational Structure	25
D. Property, Plant and Equipment	26
Item 4A. Unresolved Staff Comments	26
Item 5. Operating and Financial Review and Prospects	26
A. Operating Results	27
B. Liquidity and Capital Resources	44
C. Research and Development, Patents, Licenses, etc.	49
D. Trend Information	49
E. Off-Balance Sheet Arrangements	49
F. Contractual Obligations and Commitments	49
Item 6. Directors, Senior Management and Employees	50
A. Directors and Senior Management	50
B. Compensation	52
C. Board Practices	53
D. Employees	56
E. Share Ownership	56
Item 7. Major Shareholders and Related Party Transactions	57
A. Major Shareholders	57
B. Related Party Transactions	58
C. Interests of Experts and Counsel	60
Item 8. Financial Information	60
A. Consolidated Statements and Other Financial Information	60
B. Significant Changes	61
Item 9. The Offer and Listing	61
A. Offering and Listing Details	61
B. Plan of Distribution	61
C. Markets	61
D. Selling Shareholders	61
E. Dilution	61
F. Expenses of the Issue	61
Item 10. Additional Information	61
A. Share Capital	61
B. Memorandum and Articles of Association	61
C. Material Contracts	61
D. Exchange Controls	61
E. Taxation	62
F. Dividends and Paying Agents	68
G. Statements by Experts	68
H. Documents on Display	68
I. Subsidiary Information	69
Item 11. Quantitative and Qualitative Disclosures about Market Risk	69

Introduction

 References in this Transition Report on Form 20-F (the “Transition Report”) to “VivoPower International PLC”, “VivoPower”, “we”, “our”, “us” and the “Company” refer to VivoPower International PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. The reporting period for this Transition Report is for the three-month period from April 1, 2019 to June 30, 2019.

Certain amounts and percentages that appear in this Transition Report have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Forward-Looking Statements

This Transition Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Transition Report include, but are not limited to, statements about:

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

We caution you that the foregoing list may not contain all the forward-looking statements made in this Transition Report.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Transition Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the “Item 3. Key Information - D. Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Transition Report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Transition Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Transition Report to reflect events or circumstances after the date of this Transition Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

 A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, 2017 and 2016, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, and 2017 have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. The financial statements for 2016 were audited by Marcum LLP. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Transition Report.

Consolidated Statement of Comprehensive Income

(US dollars in thousands,	Three Months Ended June 30	Year Ended March 31
except per share amounts)	2019	2019	2018	2017	2016
					(2 months)
Revenue from contracts with customers	$13,617	$39,036	$33,647	$32,250	$-
Cost of sales	(11,960)	(32,726)	(28,524)	(4,977)	-
Gross profit	1,657	6,310	5,123	27,273	-
General and administrative expenses	(1,291)	(7,685)	(12,814)	(9,316)	(279)
Gain/(loss) on sale of assets	38	(2,615)	1,356	-	-
Depreciation of property and equipment	(214)	(430)	(420)	(103)	-
Amortization of intangible assets	(223)	(990)	(840)	(548)	-
Operating (loss)/profit	(33)	(5,410)	(7,595)	17,306	(279)
Restructuring costs	(525)	(2,017)	(1,873)	-	-
Impairment of assets	-	-	(10,191)	-	-
Impairment of goodwill	-	-	(11,092)	-	-
Transaction costs	-	-	-	(5,800)	-
Finance income	-	4	9	13	-
Finance expense	(796)	(3,243)	(3,395)	(600)	(2)
(Loss)/profit before income tax	(1,354)	(10,666)	(34,137)	10,919	(281)
Income tax	(92)	(557)	6,258	(5,338)	-
(Loss)/profit for the period	(1,446)	(11,223)	(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity	(102)	(2,998)	222	599	-
Total comprehensive (loss)/income	$(1,548)	$(14,221)	$(27,657)	$6,180	$(281)
Earnings per share (dollars)
Basic	$(0.11)	$(0.83)	$(2.06)	$0.73	$(0.05)
Diluted	$(0.11)	$(0.83)	$(2.06)	$0.73	$(0.05)
Weighted average number of shares used in computing (loss)/earnings per share	13,557,356	13,557,356	13,557,356	7,624,423	5,514,375

Consolidated Statement of Financial Position Data

(US dollars in thousands,	As at June 30	As at March 31
except per share amounts)	2019	2019	2018	2017	2016
Cash and cash equivalents	$7,129	$4,522	$1,939	$10,970	$28
Current assets	36,283	29,770	21,278	30,814	28
Current liabilities	(29,133)	(20,807)	(20,610)	(12,197)	(8,187)
Current ratio	1.25	1.43	1.03	2.53	-0.003
Property and equipment, net	2,951	1,205	1,915	2,163	3
Total assets	73,109	65,395	76,312	100,836	7,906
Debt, current and long-term	21,686	19,267	22,340	20,255	8,001
Total shareholders’ equity/(deficit)	22,516	23,985	37,003	64,606	(281)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares involves a high degree of risk and our business faces significant risk and uncertainty. You should carefully consider the following information, together with the other information in this Transition Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), before deciding to invest in or maintain an investment in any of our securities. Our business, as well as our financial condition or results of operations could be materially and adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The market price of our shares could decline as a result of any of these risks or uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss in the three months ended June 30, 2019 of $1.4 million, following a loss of $11.2 million for the year ended March 31, 2019, and a loss of $27.9 million for the year ended March 31, 2018. If we are unable to generate sufficient revenue from the operation of our businesses, generate sales of solar projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. If losses continue, and we are unable raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern.

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

As of June 30, 2019, we had an aggregate of $21.7 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern.

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

We have a forward order book of $45.1 million as at June 30, 2019, for our critical power services businesses, representing 83% of the $53.9 million annualized revenue from critical power services for the three months ended June 30, 2019. These businesses are expected to continue to grow significantly over the next few years as they continue to capitalize on the market opportunities available in data centers, health care, and solar development, as further described in “Item 4. Information on the Company – B. Business Overview”. We expect that this growth in activity will place significant stress on our operations, management, employee base and ability to meet working capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. As of June 30, 2019, we had trade payables of $5.6 million. At times we have increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations. We could also face substantial liquidity problems and might be required to dispose of material assets or enter into economically unfavorable financing arrangements to meet creditor demands or risk not being able to continue as a going concern.

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

Energy and electricity markets are influenced by foreign, federal, state and local laws, rules and regulations. These laws, rules and regulations may affect electricity pricing and electricity generation and could have a substantial impact on the relative cost and attractiveness of solar power compared to other forms of energy generation. In addition, the financial viability and attractiveness of solar power projects heavily depends on equipment prices and laws, rules and regulations that affect solar equipment. For example, trade and local content laws, rules and regulations, such as tariffs on solar panels, can increase the pricing of solar equipment, thereby raising the cost of developing solar projects and reducing the savings and returns achievable by offtakers and investors, and also potentially reducing our margins on our projects. In 2018, for example, new tariffs were imposed in the United States on a range of solar cells and modules manufactured abroad, and we expect that solar power equipment and its installation will continue to be subject to a broad range of federal, state, local and foreign regulations relating to trade, construction, safety, environmental protection, utility interconnection and metering, and related matters. Moreover, the European Union and Chinese governments, among others, have in the past imposed tariffs on solar power equipment, or are in the process of evaluating the imposition of tariffs on solar power equipment. These and any other tariffs or similar taxes or duties may increase the cost of our solar power projects, thereby reducing their attractiveness to investors and customers and worsening our results of operations. Any new regulations or policies pertaining to our solar power projects may result in significant additional expenses to us, which could cause a significant reduction in demand for our solar power projects.

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

We have limited experience in the development and sale of solar assets. The Company has only successfully developed and sold two solar projects to date, each of which commenced operation in 2017. Our prospects of successfully completing the projects currently under development within the ISS Joint Venture and in Australia must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our Australian critical power services workforce may become unionized resulting in higher cost of operation and reduced labor efficiency.

None of our workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce, which includes 139 operational personnel, or 76% of our total workforce as of June 30, 2019. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past 24 months, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity. Should this occur, it could have a material adverse effect on our business, financial condition or results of operation.

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

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks Related to our Business and Operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of August 16, 2019, the trading price of our ordinary shares on Nasdaq was $1.38 per share. At certain points in the past year, the trading price of our ordinary shares on Nasdaq has fallen below $1.00 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

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

In connection with the preparation of our consolidated financial statements included in “Item 17. Financial Statements”, we use certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements filed as part of this Transition Report, starting on page F-1. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our share price to decline.

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

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at June 30, 2019. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

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

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this Transition Report.

Most of our directors and the experts named in this Transition Report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. There may be doubt as to whether the courts of England and Wales would accept jurisdiction over and enforce certain civil liabilities under U.S. securities laws in original actions or enforce judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere are likely to be unenforceable in England and Wales (an award for monetary damages under the U.S. securities laws may be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and appears to be intended to punish the defendant). The enforceability of any judgment in England and Wales will depend on a number of criteria, including public policy, as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have any treaties providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

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

J.A. Martin’s core competencies include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering, project management for mining, infrastructure and industrial applications; solar farm electrical contracting and EPC; electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling. With 117 employees and a fleet of 66 service vehicles J.A. Martin has built a strong reputation throughout eastern Australian for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced over 250 customers in the past year across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health & safety and quality, as recognized by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

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

Revenue is earned entirely within Australia and is comprised of the following activities:

	Three Months Ended 30 June		Year Ended March 31
(US dollars in thousands)	2019	2018 (unaudited)	2019	2018
Electrical installation projects	$774	$1,030	$8,375	$6,165
Electrical service contracts	2,998	2,244	7,361	9,425
Electrical switchboard manufacturing	1,813	2,466	4,949	4,372
Total revenue	$5,573	$5,740	$20,685	$19,962

Revenue for the year ended March 31, 2017, has not been presented as it is not directly comparable. J.A. Martin was acquired as part of the Aevitas acquisition on December 28, 2016, and therefore the results of operations for the year ended March 31, 2017, only includes three months of revenue.

Revenue reported for the three months ended June 30, 2019, is materially impacted by the decrease in the exchange rate of the Australian dollar to the U.S. dollar. If the same exchange rate applicable to the three-month period ended June 30, 2018, was applied, revenue for the three months ended June 30, 2019, would be reported as $6.0 million instead of $5.6 million.

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

With over 250 active customers for the year-ended June 30, 2019, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

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

A growing market for Kenshaw is the data center sector and it is benefiting from this growth through Kenshaw’s long-term relationship with one of Australia’s leading data center companies.

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

Revenue is earned entirely within Australia and is comprised of the following activities:

	Three Months Ended 30 June		Year Ended March 31
(US dollars in thousands)	2019	2018 (unaudited)	2019	2018
Generator sales and installation	$6,381	$1,120	$11,095	$5,919
Generator service and non-destructive testing	1,178	1,091	1,744	1,786
Motor sales and overhaul	377	470	4,276	3,965
Total revenue	$7,936	$2,681	$17,115	$11,670

Revenue for the year ended March 31, 2017, has not been presented as it is not directly comparable. Kenshaw was acquired as part of the Aevitas acquisition on December 28, 2016, and therefore the results of operations for the year ended March 31, 2017, only includes three months of revenue.

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

For the three months ended June 30, 2019, 76% (year ended March 31, 2019: 32%) of Kenshaw’s revenue was earned from one customer and this customer is expected to continue to provide significant revenue in future years. However, with almost 500 active customers for the year ended June 30, 2019, the business is not solely reliant on this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

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

Since long-term investors typically value projects on the basis of long-term rates of return (IRR), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed. With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market. To achieve these returns, we focus on managing capital in a disciplined manner during the early development stages and seeking strategic investors with a low cost of capital once projects achieve an advanced stage.

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

A project in the advanced stage indicates a higher degree of confidence for successful completion. However, a project may become unachievable during any stage of development for a variety of reasons including, loss of land control, unsuitable studies, uneconomic interconnection or increased construction costs. Should a project be deemed not viable at any stage of development, the project will be discontinued. Accordingly, our focus is to continuously and rigorously evaluate project viability through the earlier development stages and identify projects which will not be viable as early as possible.

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

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system purchaser based on the energy produced by their solar power system. Feed In Tariffs (“FITs”) pay solar system purchasers for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits and accelerated depreciation schedules permit an owner of a solar project to claim applicable credits and deduct depreciation from income on an accelerated basis on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

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

The Company’s remaining operating portfolio of solar projects consist primarily of the Sun Connect portfolio, a portfolio originally of 68 commercial and industrial sites totaling 1.6 GW acquired in December 2015, spread across five Australian states, with power purchase agreement end dates between 2033 and 2035. The Company has invested considerable time and effort to improve the portfolio including site performance evaluation, warranty replacements of faulty components, and customer communication. To date, a total of 15 sites have been sold for gross proceeds of $228,000. Moving forward, as individual sites continue to reach the conclusion of the finance leases by which they were initially funded, VivoPower will collect an increasing stream of monthly revenue from retained projects. Revenue from remaining owned projects is currently $10,000 per month, and that figure will increase to as much as $26,000 per month by June 2022, subject to the number of sites sold in the interim.   The Company will continue its focus on the sale of the individual sites, while continuing to pursue portfolio-wide sale opportunities if available.

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

The Company commenced development of the first project under the ITP investment agreement, Yoogali Solar Farm, in July 2018. Yoogali Solar Farm is a 15 MW project that is expected to reach shovel-ready in October 2019. Discussions are already underway with various investors seeking to acquire the project and, depending on the investor, VivoPower may remain involved to construct the project for a development fee to be agreed. A second solar project under the ITP agreement has recently been approved and is expected to complete development by June 2020.

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

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2019, of $1.1 million, which is recorded in trade and other payables.

With respect to any sale, 2/3 of the first $15 million of cumulative gross proceeds of project sales are distributed to VivoPower, 1/3 of the following $15 million, and 50% thereafter.

Of the original 38 projects, three have been discontinued as we considered them less economically attractive versus other projects and did not want to invest further capital in them. The remainder of the projects are in various stages of development as summarized below and are all being actively marketed for sale with an expectation of full realization within the next twelve months. The reflection of projects in fiscal years is based on the expected date the project will complete the advanced stage of development and be ‘shovel-ready’ and is for indicative purposes only as projects may be sold at any stage of development. None of these projects have been written up in value and continue to be carried at cost.

Project	State	Capacity (MW)	Development Stage	Early Stage		Mid Stage			Advanced Stage	
				Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
FY2020 Solar Projects										
IS 177	TX	34	Advanced	✓	✓	✓	✓	✓	✓	✓
IS 341	TX	27	Advanced	✓	✓	✓	✓	✓	✓	
IS 195	TX	41	Advanced	✓	✓	✓	✓	✓	✓	
IS 78	FL	75	Advanced	✓	✓			✓	✓	
IS 330	FL	41	Advanced	✓	✓			✓		
IS 145	TX	62	Advanced	✓	✓	✓	✓	✓		
IS 165	TX	62	Advanced	✓	✓	✓	✓	✓		
IS 144	TX	82	Advanced	✓	✓	✓	✓	✓		
IS 75	TX	55	Advanced	✓	✓	✓	✓	✓		
IS 207	TX	83	Advanced	✓	✓	✓		✓	✓	
IS 137	TX	27	Advanced	✓	✓	✓	✓	✓		
IS 305	TX	41	Advanced	✓	✓	✓	✓	✓		
IS 320	CO	41	Advanced	✓	✓	✓	✓	✓	✓	✓◆
IS 371	CO	86	Advanced	✓	✓	✓		✓		
IS 269	CO	55	Advanced	✓	✓	✓	✓	✓		
IS 168	FL	43	Advanced	✓	✓	✓		✓		✓◆
IS 239	CO	55	Mid	✓	✓	✓	✓			
IS 229	KS	69	Mid	✓	✓	✓				
IS 267	OK	41	Mid	✓	✓					
IS 291	KS	34	Mid	✓	✓	✓	✓			
IS 339	OK	69	Mid	✓	✓		✓			
IS 244	KS	34	Mid	✓	✓	✓	✓			
IS 76	SC	21	Mid	✓	✓	✓				✓◆
IS 129	SC	26	Mid	✓	✓	✓	✓			✓◆
IS 132	SC	26	Mid	✓	✓	✓	✓			✓◆
Subtotal	25 Projects	1,232								
FY2021 Solar Projects										
IS 107	TX	87	Mid	✓	✓	✓	✓			
IS 88	NM	87	Mid	✓	✓	✓	✓			
IS 276	TX	50	Mid	✓	✓	✓	✓			
IS 307	TX	50	Mid	✓	✓	✓	✓			
IS 111	GA	27	Early	✓		✓	✓			✓◆
IS 90	GA	27	Early	✓		✓	✓			✓◆
IS 83	GA	27	Early	✓		✓	✓			✓◆
IS 86	GA	27	Early	✓		✓	✓			✓◆
IS 370	WA	74	Early	✓		✓	✓			
IS 211	WA	56	Early	✓		✓	✓			✓◆
Subtotal	10 Projects	513								
Projects Discontinued										
IS 97	SC	28	Discontinued							
IS 84	SC	30	Discontinued							
IS 112	GA	20	Discontinued							
Subtotal	3 Projects	77								
Total US Projects	38 Projects	1,823

♦	Project is eligible for a PPA under PURPA, a U.S. federal law that requires utilities in regulated areas to offer PPAs to renewable energy providers with Qualifying Facilities.

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

C. Organizational Structure

VivoPower has 27 subsidiaries and associate undertakings (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at June 30, 2019.

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

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2019 is as follows:

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

Effective April 1, 2019, the Company adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, as more fully discussed in Note 2.16 to the consolidated financial statements, adding $1.3 million to property, plant, and equipment representing right-of-use assets arising from operating leases. All amounts stated with respect to property, plant, and equipment from April 1, 2019, include the impact of this one-time adjustment and are separately identified as right-of-use assets (including motor vehicles held under finance leases) and therefore the balance of property, plant, and equipment at June 30, 2019, is not directly comparable to prior periods.

The Group has $3.0 million invested in property, plant, and equipment at June 30, 2019 (March 31, 2019: $1.2 million; 2018: $1.9 million; 2017: $2.2 million). This includes plant and equipment of $0.6 million (March 31, 2019: $0.4 million; 2018: $0.8 million; 2017: $1.2 million), motor vehicles of $0.3 million (March 31, 2019: $0.5 million; 2018: $0.8 million; 2017: $0.6 million), computer equipment, fittings & equipment of $0.3 million (March 31, 2019: $0.3 million; 2018: $0.3 million; 2017: $0.3 million), and right-of-use assets of $1.8 million, representing leases for property and motor vehicles.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Transition Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including, but not limited to, the risks discussed in this Transition Report in “Item 3. Key Information - D. Risk Factors” or in other parts of this Transition Report. Our audited consolidated financial statements included elsewhere in this Transition Report are prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are presented in U.S. dollars. Any amounts shown as at and for the three months ended 30 June 2018 are unaudited.

A. Operating Results

Overview

VivoPower is an international solar and power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers throughout Australia, including the development, construction, and sale of photovoltaic solar projects. In addition, the Company continues to focus on the monetization of its portfolio of U.S. solar projects, with a view to execute a strategic redeployment within the next twelve months.

Three Months Ended June 30, 2019

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Revenue from contracts with customers	$13,617	$9,111
Costs of sales	(11,960)	(7,446)
Gross profit	1,657	1,666
General and administrative expenses	(1,291)	(2,079)
Gain on sale of assets	38	(4)
Depreciation and amortization	(437)	(411)
Operating profit/(loss)	(33)	(829)
Restructuring costs	(525)	(40)
Finance expense – net	(796)	(842)
Loss before income tax	(1,354)	(1,711)
Income tax	(92)	12
Loss for the period	$(1,446)	$(1,699)

During the three months ended June 30, 2019, the Company and its subsidiaries (the “Group”) generated revenue of $13.6 million, gross profit of $1.7 million, operating loss of $0.03 million and a net loss of $1.4 million. For the three months ended June 30, 2018, the Group generated revenue of $9.1 million, gross profit of $1.7 million, operating loss of $0.8 million, and a net loss of $1.7 million.

Adjusted EBITDA for the three months ended June 30, 2019 was a profit of $0.4 million, compared to a loss of $0.4 million for the same period in the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees.

The results of operations for the three months ended June 30, 2019 reflect a period of significant growth for the Critical Power Services business segment, primarily as a result of a number of new contracts for Kenshaw with data center and hospital sector customers. These have contributed to a $5.1 million growth in Critical Power Services revenues, to $13.5 million in the three months ended June 30, 2019, compared to $8.4 million in the three months ended June 30, 2018. Solar revenues of $0.1 million in the three months ended June 30, 2019, resulted from sale of Solar Renewable Energy Certificates (“SREC’s”). By contrast Solar revenues were $0.6 million higher in the three months ended June 30, 2018, resulting from distributions from the Group’s investments in NC-31 and NC-47 solar projects in North Carolina, United States (together, the “NC Projects”) prior to their sale in July 2018.

The results of operations for the three months ended June 30, 2019, also reflect savings of $0.8 million in general and administrative costs compared to the three months ended June 30, 2018. There was significant effort to rationalize the cost base of the Solar Development business in the year. Headcount reduction and bringing in-house previously outsourced business activities also generated savings of $0.8 million in labor, legal and professional fees, and travel expenses.

The results of operations for the three months ended June 30, 2019 further reflect restructuring costs of $0.5 million for legal and professional fees related to disputes with former employees, as further described in Note 7 to the consolidated financial statements.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is all United Kingdom based corporate functions. The following are the results of operations for the three months ended June 30 by reportable segment:

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$13,484	$133	$-	$13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on sale of assets	5	41	(8)	38
Depreciation and amortization	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	$171	$(230)	$(1,387)	$(1,446)

Three Months Ended June 30, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$8,416	$695	$-	$9,111
Costs of sales	(7,294)	(152)	-	(7,446)
Gross profit	1,122	543	-	1,665
General and administrative expenses	(662)	(721)	(696)	(2,079)
Loss on sale of assets	(4)	-	-	(4)
Depreciation and amortization	(375)	(34)	(2)	(411)
Operating profit/(loss)	82	(212)	(698)	(828)
Restructuring costs	-	-	(40)	(40)
Finance expense – net	(256)	(164)	(422)	(842)
Loss before income tax	(174)	(377)	(1,160)	(1,711)
Income tax	8	4	-	12
Loss for the period	$(166)	$(373)	$(1,160)	$(1,699)

Total finance expense for the three months ended June 30, 2019 remained at $0.8 million compared to the three months ended June 30, 2018, with interest on convertible loan notes and preferred share financing in Critical Power Services and the $19.0 million Arowana shareholder loan in line with prior year at $0.4 million. An increase in interest payable of $0.1 million as compared to the comparative period in Critical Power Services arose due from interest on debtor finance borrowings introduced in August 2018. This increase was offset by non-recurrence of interest on the $2.0 million short-term loan from SolarTide, LLC outstanding in the comparative period.

As at June 30, 2019, the Group’s current assets were $36.3 million (as at March 31, 2019: $29.8 million), which was comprised of $7.1 million (as at March 31, 2019: $4.5 million) of cash and cash equivalents, $0.6 million restricted cash (as at March 31, 2019: $1.3 million), $15.0 million (as at March 31, 2019: $10.4 million) of trade and other receivables, and $13.5 million (as at March 31, 2019: $13.5 million) of assets held for sale related to the ISS Joint Venture portfolio.

Current liabilities were $29.1 million as at June 30, 2019, (as at March 31, 2019: $20.8 million), primarily due to a $5.1 million increase in contract liabilities related to critical power contracts in process at June 30, 2019, $0.6 million due to the change in accounting policy related to operating leases as further described in Note 2.16 to the consolidated financial statements, and a $0.8 million short-term shareholder loan advanced in the three months ended June 30, 2019.

Current asset-to-liability ratio as at June 30, 2019 was 1.25:1 (as at March 31, 2019: 1.43:1).

As at June 30, 2019, the Group had net assets of $22.5 million (as at March 31, 2019: $24.0 million), including intangible assets of $31.8 million (as at March 31, 2019: $32.3 million). Property, plant and equipment increased from $1.2 million as at March 31, 2019 to $3.0 million as at June 30, 2019, principally due the $1.6 million impact of the change in accounting policy related to operating leases as referenced above.

Cash generated for the three months ended June 30, 2019, was $2.6 million, compared to cash used of $0.04 million for the three months ended June 30, 2018, arising from cash generated by operating activities of $2.2 million (three months ended June 30, 2018: cash used $0.08 million), cash used in investing activities of $0.4 million (three months ended June 30, 2018: $nil), and cash generated by financing activities of $0.7 million (three months ended June 30, 2018: $0.04 million). At June 30, 2019, the Group had cash reserves of $7.1 million (March 31, 2019: $4.5 million) and debt of $21.7 million (March 31, 2019: $19.3 million), giving a net debt position of $14.6 million (March 31, 2019: $14.7 million). The impact of the change in accounting policy with respect to operating leases as referenced above is an increase in debt of $1.6 million during the period.

Cash flows from investing activities in the current period comprised $0.1 million proceeds from sale of other project assets in Australia, offset by purchase of $0.4 million of operating assets in Critical Power Services businesses.

Cash flows from financing activities totaled $0.7 million in the three months ended June 30, 2019, as compared to $0.04 million for the three months ended June 30, 2018. Inflows for the three months ended June 30, 2019, comprised an $0.8 million short-term shareholder loan, $0.2 million of additional debtor finance borrowings in Critical Power Services and $0.7 million transfer from restricted cash, principally due to settlement of the $0.5 million preferred supplier escrow. Partly offsetting these inflows were lease repayments of $0.1 million for right-of-use assets in Critical Power Services businesses and $0.8 million finance expenses.

Revenue

Revenue for the three months ended June 30, 2019, increased $4.5 million to $13.6 million, from $9.1 million in the three months ended June 30, 2018.

Revenue by product and service is follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Electrical products and related services	$13,484	$8,416
Other revenue	133	695
Total revenue	$13,617	$9,111

The sale of electrical products and related services is generated from our Australia-based Critical Power Services businesses, JA Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced, and the revenue is then recognized.

Revenue from electrical products and related services for the three months ended June 30, 2019, of $13.5 million increased $5.1 million compared to the $8.4 million earned for the three months ended June 30, 2018. This is primarily a result of new contracts for Kenshaw with data center and hospital sector customers.

Other revenue for the three months ended June 30, 2019 comprised $0.1 million from the sale of SRECs purchased from the NC Projects. Other revenue for the period ended June 30, 2018 included $0.1 million from the sale of SRECs purchased from the NC Projects, $0.5 million earnings distribution related to the equity investment in the NC Projects carried at cost and $0.1 million power generation income from Australian solar projects.

 Revenue by geographic location is follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Australia	$13,507	$8,466
United States	110	645
Total revenue	$13,617	$9,111

Australian revenue of $13.5 million for the three months ended June 30, 2019, is comprised of revenue from critical power services provided by Kenshaw and JA Martin. This compares to $8.5 million in the three months ended June 30, 2018, comprising $8.4 million of revenue from Critical Power Services, and $0.1 million of power generation income from Australian solar projects.

The growth in Critical Power Services revenue in the three months ended June 30, 2019, compared to the same period in 2018, is primarily driven by the significant growth in larger scale projects such as data centers.

U.S. revenue of $0.1 million for the three months ended June 30, 2019, was composed of other revenue and related to the sale of SREC’s. This compares to U.S. revenue of $0.6 million for the three months ended June 30, 2018, which comprises other revenue from the sale of SREC’s ($0.1 million) and distribution of earnings from the NC Projects ($0.5 million).

The Group had one customer representing more than 10% of revenue for the three months ended June 30, 2019. Revenue recognized for this customer amounted to $6.0 million in the Critical Power Services segment.

Cost of Sales

Cost of sales by product or service is as follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Electrical products and related services	$11,864	$7,294
Other revenue	96	152
Total cost of sales	$11,960	$7,446

Total cost of sales totaled $12.0 million for the three months ended June 30, 2019, as compared to $7.4 million for the three months ended June 30, 2018.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales and was $11.9 million for the three months ended June 30, 2019 as compared to $7.3 million for the three months ended June 30, 2018. The increase in total cost of sales was primarily driven by the revenue growth in Critical Power Services as described above.

The cost of sales related to other revenue of $0.1 million for the three months ended June 30, 2019, and $0.2 million, for the three months ended June 30, 2018, is comprised of the cost of SREC purchases from the NC Projects.

Gross Profit

Gross profit by product and service is as follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Electrical products and related services	$1,620	$1,122
Other revenue	37	543
Total gross profit	$1,657	$1,665

The Company’s gross profit is equal to revenue less cost of sales and totaled $1.7 million for the three months June 30, 2019, and for the three months ended June 30, 2018.

The gross profit from electrical products and related services (the Critical Power Services business) was $1.6 million, which represents a gross margin of 12.0%. This compares to gross profit of $1.1 million for the three months ended June 30, 2018, which represented a gross margin percentage of 13.1%. The margin decrease is due to a change in the mix of revenue towards lower margin materials from higher margin labor due to the higher volume of generator sales in the current period compared to the prior period.

The gross profit from other revenue for the three months ended June 30, 2019 relates to power generation income from Australian solar projects. Sale of SRECs generated nil gross profit as cash losses on purchase and sale of SREC’s in the period were offset by release of associated amounts previously provided under the onerous contract provision recorded at March 31, 2019.

Gross profit from other revenue of $0.5 million for the three months ended June 30, 2018, was related to earnings distribution from the equity investment in the NC Projects.

General and Administrative Expenses

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Salaries and benefits	$923	$1,333
Professional fees	181	340
Insurance	150	101
Travel	36	44
IT licensing and support	61	104
Office and other expenses	77	157
Change in accounting policy	(137)	-
Total general and administrative expenses	$1,291	$2,079

General and administrative expenses decreased by $0.8 million to $1.3 million for the three months ended June 30, 2019, compared to $2.1 million for the three months ended June 30, 2018. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

The reduction in these expenses primarily resulted from cost cutting measures undertaken in the Solar and Corporate business segments which generated $0.5 million savings in salaries and benefits and professional fees.

Salaries and benefits are $0.9 million for the three months ended June 30, 2019, (three months ended June 30, 2018: $1.3 million), or 71.5% (three months ended June 30, 2018: 66.7%) of general and administrative expenses. The reduction of $0.4 million is in the Solar segment, due to reduction in headcount in the U.S. and United Kingdom, partly offset by a marginal increase in the Critical Power Services segment, where headcount has increased to support the growing operations. Key management personnel account for $0.5 million of the total salary and benefits expense for the three months ended June 30, 2019.

Professional fees of $0.2 million for the three months ended June 30, 2019, (three months ended June 30, 2018: $0.3 million), or 14.1% (three months ended June 30, 2018: 16.3%) of general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees reduced due to cost saving measures implemented.

Insurance expense of $0.2 million for the three months ended June 30, 2019, (three months ended June 30, 2018: $0.1 million) increased in the Critical Power Services business, as a result of growth in the business.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses include office and meeting space rental, communication and marketing, bank fees and general office administrative costs. Travel, IT, office and other expenses reduced from $0.3 million in the three months ended June 30, 2018, to $0.2 million in three months ended June 30, 2019, due to cost savings in the Solar Development segment.

An $0.1 million credit adjustment was recorded in the three months ended June 30, 2019, resulting from reversal of operating lease charges arising on the change of accounting policy described in Note 2.16 to the consolidated financial statements. It was not possible to ascertain the element of the adjustment that relates to cost of sales, accordingly the adjustment is shown in general and administration expenses.

(Loss)/Gain on Sale of Assets

The gain on sale of assets for the three months ended June 30, 2019, arose principally on the sale of Australian solar assets comprising the Sun Connect portfolio.

Depreciation and amortization

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2019, was 3.0 million (March 31, 2019: $1.2 million).

Tangible asset	Estimated useful life (in years)
Computer equipment		3
Fixtures and fittings	3	to	20
Motor vehicles		5
Plant and equipment	3.5	to	10
Right-of-use assets	2 months to 6 years

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

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2019.

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

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Corporate restructuring – professional fees	$518	$40
Corporate restructuring – terminated projects	7	-
Total restructuring costs	$525	$40

During the three months ended June 30, 2019 and the three months ended June 30, 2018, the Company incurred further costs related to the restructuring measures commenced in the year ended March 31, 2018.

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

Finance Expense

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding loan with AWN and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts. During the year ended March 31, 2019, the Company established debtor finance facilities in the Critical Power Services segment, incurring $0.1 million interest charges in the three months ended June 30, 2019. During the three months ended June 30, 2018, the Company repaid the $2.0 million loan from SolarTide, LLC, after incurring $0.2 million interest charges. SolarTide, LLC is an affiliate of DEPCOM Power, an engineering, procurement, and construction firm who delivered engineering, procurement, and related services for the NC Projects.

The Company also incurred interest charges on leases in the three months ended June 30, 2019, following the change in accounting policy related to operating leases, as further described in Note 2.16 to the consolidated financial statements, on 1 April 2019. The Company incurred provision discount unwinding costs in the three months ended June 30, 2019, following the recognition on March 31, 2019, of a $1.9 million onerous contract provision related to future obligations to purchase SRECs from the NC Projects.

The components of finance expense are as follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Shareholder loan	$387	$402
Convertible preference shares and loan notes	307	256
SolarTide loan	-	164
Debtor invoice financing	51	-
Interest on leases	22	-
Provision discount unwinding	42	-
Other finance costs	6	20
Foreign exchange	(19)	12
Total finance expenses	$796	$842

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

Income Tax Expense

We are subject to income tax for the three months ended June 30, 2019 at rates of 19%, 22.6%, and 30% in the United Kingdom, the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At June 30, 2019 and 2018, we did not have any uncertain tax positions that would impact our net tax provision.

For the Year Ended March 31, 2019

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

The results of operations for the year ended March 31, 2019, reflect savings of $5.1 million in general and administrative costs. There was significant effort to rationalize the cost base of the Solar business in the year. Headcount reduction and bringing in-house previously outsourced business activities has generated savings of $4.1 million in labor, legal and professional fees, and travel expenses. Partly offsetting these savings were $0.6 million increase in labor and other overhead costs in Critical Power Services, required to support their growth in operations. Furthermore, there was a saving in one-time costs of $1.6 million for third party consulting fees incurred in the year ended March 31, 2018, on international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31.

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

Year Ended March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$37,800	$1,236	$-	$39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Gain on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	-	-
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Loss before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	$(576)	$(4,245)	$(6,402)	$(11,223)

Year Ended March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$31,807	$1,840	$-	$33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Transaction costs	-	-	-	-
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	$(571)	$(20,902)	$(6,406)	$(27,879)

Year Ended March 31, 2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$5,614	$26,636	$-	$32,250
Costs of sales	(4,948)	(29)	-	(4,977)
Gross profit	666	26,607	-	27,273
General and administrative expenses	(598)	(4,544)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(646)	(4)	(1)	(651)
Operating (loss)/profit	(578)	22,059	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense – net	(363)	(174)	(50)	(587)
(Loss)/profit before income tax	(941)	21,885	(10,025)	10,919
Income tax	294	(6,078)	446	(5,338)
(Loss)/profit for the year	$(647)	$15,807	$(9,579)	$5,581

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

As a result of the sale of VivoRex, LLC, on July 2, 2019 as disclosed in Note 29 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on sale of assets subsequent to year-end.

Financing costs remained in line with the prior year at $3.3 million, with $0.2 million additional interest charges on drawdowns on the debtor finance facility in Critical Power Services being offset by savings in other finance costs.

As at March 31, 2019, the Group had net assets of $26.8 million (2018: $37.0 million, 2017: $64.6 million), with intangible assets, including goodwill of $32.4 million (2018: $36.4 million, 2017: $46.3 million) and investments of $nil (2018: $14.1 million, 2017: $18.1 million).

As at March 31, 2019, the Group’s current assets were $29.8 million (2018: $21.3 million, 2017: $30.8 million), which was comprised of $4.5 million (2018: $1.9 million, 2017: $11.0 million) of cash and cash equivalents, $1.3 million restricted cash (2018: $nil, 2017: $nil), $10.4 million (2018: $7.9 million, 2017: $19.8 million) of trade and other receivables, and $13.5 million of assets held for sale related to the ISS Joint Venture (2018: $11.4 million related to the NC Projects, 2017: nil). Current liabilities were $20.8 million (2018: $20.6 million, 2017: $12.2 million), which resulted in a current asset-to-liability ratio of 1.43:1 (2018: 1.03:1, 2017: 2.53:1) at year-end.

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

Revenue by product and service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Electrical products and related services	$37,800	$31,631	$5,615
Development fees	-	828	24,555
Other revenue	1,236	1,188	2,080
Total revenue	$39,036	$33,647	$32,250

The sale of electrical products and related services is generated from our Australia-based Critical Power Services businesses, JA Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced, and the revenue is then recognized. The revenue reported for Critical Power Services for the years ended March 31, 2019 and 2018, represent twelve months of operation, whereas for the year ended March 31, 2017, it represents only three months of operation as the business was acquired on December 29, 2016.

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

 Revenue by geographic location is as follows:

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

The growth in Critical Power Services revenue in the current year is driven by the significant growth in larger scale projects such as data centers. The variance between 2018 and 2017 is primarily due to the fact that the 2017 results reflected only three months results of operations.

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

The gross profit from electrical products and related services (the Critical Power Services business) was $5.5 million, which represents a gross margin of 14.5%. This compares to gross profit of $4.1 million for the year ended March 31, 2018, which represented a gross margin percentage of 13.1%, and a gross profit of $0.7 million for the year ended March 31, 2017, which represented a gross margin percentage of 11.9%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

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

General and Administrative Expenses

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Salaries and benefits	$5,008	$6,422	$4,973
Professional fees	1,068	4,155	2,847
Insurance	557	831	257
Travel	217	503	574
IT licensing and support	303	356	278
Office and other expenses	532	547	387
Total general and administrative expenses	$7,685	$12,814	$9,316

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

Insurance expense of $0.6 million (2018: $0.8 million) million reduced due to renegotiation of insurance policies and limit reductions of directors and officer’s liability insurance on renewal.

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

As a result of the sale of VivoRex, LLC, on July 2, 2019 as discussed in Note 29 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on sale of assets subsequent to year-end.

During the year ended March 31, 2019, three projects within the ISS joint venture were abandoned as they became uneconomic to develop further.

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

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
Corporate restructuring – workforce reduction	$102	$734	$-
Corporate restructuring – professional fees	1,776	566	-
Corporate restructuring – terminated projects	139	573	-
Total restructuring costs	$2,017	$1,873	$-

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

Impairment of Goodwill

No impairments of goodwill were recorded in the year ended March 31, 2019. An impairment charge of $10.5 million was recorded in the year ended March 31, 2018, against the goodwill that arose on the acquisition of VivoPower Australia in the previous year. In addition, an impairment charge of $0.6 million was recorded in the year ended March 31, 2018 on the first-time consolidation of three Philippine-based controlled entities.

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

B. Liquidity and Capital Resources

Our principal sources of liquidity in the three months ended June 30, 2019 have been cash generated by our operating activities in the Critical Power Services segment, an $0.8 million additional short-term shareholder loan, and $0.1 million increase in debtor finance borrowings. Our principal uses of cash have been financing costs of $0.8 million, capital expenditure in the Critical Power Services segment of $0.4 million and working capital and general corporate purposes. The timing of our development activities, including the timing of investments, capital deployments and sales of assets, can vary substantially and therefore have a substantial effect on our cash position and liquidity.

Our principal sources of liquidity in the year ended March 31, 2019 were cash generated by our operating activities in the Critical Power Services segment and $11.8 million proceeds from the sale of sale of NC-31 and NC-47 projects. Our principal uses of cash were repayment of the $2.0 million DEPCOM loan, financing costs of $3.2 million, $1.5 million repayment of shareholder loans, working capital and general corporate purposes.

Our principal sources of liquidity in the year ended March 31, 2018 were cash generated by our operating activities (which consisted principally of the collection of development fee revenue earned in the prior year) and the $2.0 million DEPCOM loan. Our principal uses of cash were for investment in the ISS Joint Venture, business development, working capital and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the three months ended June 30, 2019 and the years ended March 31, 2019, 2018 and 2017:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Net cash provided by (used in) operating activities	$2,188	$(1,565)	$8,897	$6,376
Net cash used in investing activities	(316)	11,856	(16,618)	(26,736)
Net cash provided by financing activities	$744	(7,635)	(1,310)	31,302

Operating Activities

Our net cash inflow from operating activities in the three months ended June 30, 2019, was $2.2 million. This was attributable to a net inflow from working capital movements of $2.0 million and a net cash inflow from operations of $0.2 million. The working capital movements of $2.0 million comprised an increase in trade and other payables of $6.7 million, offset by an increase of trade and other receivables of $4.6 million and reduction in provisions of $0.1 million. The $0.2 million inflow from operations consists of the $1.4 million loss and other non-cash and non-operating components of earnings including $0.8 million of finance expense, $0.4 million depreciation and amortization, and $0.4 million increase in equity instruments.

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

Investing Activities

In the three months ended June 30, 2019, net cash used in investing activities of $0.3 million comprised $0.4 million capital expenditure in the Critical Power Services businesses, offset by $0.1 million proceeds on sale of solar projects in the Sun Connect portfolio in Australia.

Net cash generated by investing activities in the year ended March 31, 2019 of $11.9 million (2018: used $16.7 million, 2017: used $26.7 million) consisted of $12.0 million (2018: nil, 2017: nil) proceeds on sale of the NC Projects, a $0.2 (2018: $14.1, 2017: nil) million investment in the ISS Joint Venture, $nil (2018: $3.5 million, 2017: $18.1 million) investment in the NC Projects, purchase of $0.2 million (2018: $0.6 million , 2017: $0.1 million ) of operating assets in the Critical Power Services businesses, $0.1 million (2018: $0.8 million, 2017: nil) investment in solar projects in Australia, offset by $0.5 million (2018: $2.3 million , 2017: nil) proceeds on sale of assets, principally the sale of the Juice Capital solar project assets in Australia (2018: Amaroo solar project in Australia).

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. Over the course of the three months ended June 30, 2019, the Company contributed nil (year ended March 31, 2019: $0.2 million; year ended March 31, 2018: $12.9 million) to the ISS Joint Venture. To June 30, 2019, the Company has contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at Jun 30, 2019, of $1.1 million, which is recorded in trade and other payables.

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

Financing Activities

Cash generated from financing activities for the three months ended June 30, 2019, was $0.7 million. This cash inflow comprised an $0.8 million short-term shareholder loan from AWN, $0.2 million additional borrowings against the debtor finance facility in Critical Power Services businesses, and $0.7 million release of restricted cash, primarily $0.5 million released from escrow and paid to SolarTide, LLC, as discussed in Note 16 to the consolidated financial statements. The cash inflows were partly offset by $0.1 million lease repayments in Critical Power Services businesses and $0.8 million finance expenses.

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

Borrowing obligations outstanding at the end of the period were as follows:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Current liabilities:
Debtor financing	901	751	-
Lease liabilities	660	136	285	145
SolarTide, LLC loan	-	-	2,000	-
Short-term shareholder loan	766	-	770	-
Shareholder loan – payments due next 12 months	-	-	900	-
Bank loan on Amaroo solar project	-			90
	2,327	887	3,955	235
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	18,242	18,242	18,092	18,992
Lease liabilities	1,117	138	293	95
Bank loan on Amaroo solar project	-	-	-	933
	19,359	18,380	18,385	20,020
Total borrowing	$21,686	$19,267	$22,340	$20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its Critical Power Services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. Net drawdowns on the facility at June 30, 2019 totaled $0.9 million.

J.A. Martin and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the three months ended June 30, 2019, $0.1 million of new leases were added and $0.3 million of payments were made. The obligation for future minimum lease payments under the facility are as follow:

	Minimum lease payments:			Present value of minimum lease payments:
	As at June 30,	As at 31 March		As at June 30,	As at 31 March
(US dollars in thousands)	2019	2019	2018	2019	2019	2018
Amounts payable under leases:
Less than one year	692	147	291	660	136	285
Later than one year but not more than five	1,299	143	327	1,117	138	293
	1,991	290	618	1,777	274	578
Future finance charges	(214)	(16)	(40)	-	-	-
Total obligations under finance lease	1,777	274	578	1,777	274	578

The SolarTide, LLC loan was made in January 2018 and was subject to a loan fee of $0.3 million, as well as interest of 12% per annum, and was repaid in May 2018.

The short-term shareholder loan of $0.8 million is due from Arowana International Limited, the Company’s majority shareholder, bears interest at 10.0% per annum paid monthly in arrears, and is unsecured. Repayment is due as restricted cash held for bank guarantee security is released, as further described in Note 16. The $0.8 million short-term shareholder loan in March 2018 bore interest at 8.5% per annum and was repaid in April 2018.

The non-current $18.2 million shareholder loan is due to Arowana International Limited, bears interest at 8.5% per annum paid monthly in advance, and is unsecured. The repayment terms require no repayment of principal payments until July 2020, and then repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any Critical Power Services business also be directed to loan repayment. Under previous terms of the loan, a total of $750,000 of the loan balance was repaid in the year ended March 31, 2019.

The $0.9 million ANZ Bank loan which was secured by the Amaroo project assets was repaid in February 2018 on sale of the Amaroo solar project. The loan was denominated in AUD and was repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months.

Cash Reserves and Liquidity

Cash reserves at June 30, 2019, of $7.1 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	9.5 million	$6.6 million
USD	0.5 million	$0.5 million
GBP	0.01 million	$0.01 million
Total cash reserves		$7.1 million

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

D. Trend Information

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources.

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations, aggregated by type:

	Payments Due by Period
Three Months Ended June 30, 2019 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$19,909	$1,667	$18,242	$-	$-
Debt obligations, interest	3,487	2,192	1,295	-	-
Lease obligations	1,991	692	1,077	222	-
Total contractual obligations	$25,387	$4,551	$20,614	$222	$-

	Payments Due by Period
Year Ended March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$18,993	$751	$18,242	$-	$-
Debt obligations, interest	3,487	1,805	1,682	-	-
Finance lease obligation	290	147	143	-	-
Operating lease obligations	1,383	600	530	253	-
Total contractual obligations	$24,153	$3,303	$20,597	$253	$-

	Payments Due by Period
Year Ended March 31, 2018 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$21,762	$3,670	$12,061	$6,031	$-
Debt obligations, interest	4,134	1,828	2,050	256	-
Finance lease obligation	619	291	328	-	-
Operating lease obligations	304	144	160	-	-
Total contractual obligations	$26,819	$5,933	$14,599	$6,287	$-

	Payments Due by Period
Year Ended March 31, 2017 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$20,015	$90	$19,171	$179	$574
Debt obligations, interest	3,332	1,643	1,600	54	36
Finance lease obligation	272	165	107	-	-
Operating lease obligations	174	15	159	-	-
Total contractual obligations	$23,793	$1,913	$21,037	$233	$610

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is Unit 3.02, 411-413 Oxford Street, London W1C 2PE.

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

Over his twenty-five year career, Kevin has held a number of strategic and operational leadership roles and was also previously with LFG, J.P. Morgan, Ord Minnett, PwC and Deloitte. Kevin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program.

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

Prior to this, she was CEO at FORSA LLC, Managing Partner at Partnerships UK (PUK), Chief Investment Officer at Hanson Capital, and has worked at 3i and Citigroup. Shimi holds Masters in Management from Queens’ College, Cambridge, and Bachelor of Science degree from King’s College, London, in Management and Economics. She is an active member of the Young President’s Organization (YPO) in Europe and Africa.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the three months ended June 30, 2019 and year ended March 31, 2019.

Three Months Ended June 30, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$62,136	$-	$-	$-	$-	$62,136
Shimi Shah	$19,122	$-	$-	$-	$-	$19,122
Peter Sermol	$19,122	$-	$-	$-	$-	$19,122
Executive Officers:
Art Russell	$74,903	$1,873	$7,490	$1,100	$-	$85,366

Year Ended March 31, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$254,084	$-	$-	$-	$-	$254,084
Shimi Shah	$104,658	$-	$-	$-	$-	$104,658
Peter Sermol	$80,094	$-	$-	$-	$-	$80,094
Gary Hui *	$97,395	$5,156	$-	$-	$-	$102,551
Edward Hyams **	$43,361	$-	$-	$-	$-	$43,361
Executive Officers:
Art Russell	$234,843	$5,871	$23,484	$12,800	$-	$276,998
Carl Weatherley-White ***	$330,778	$31,087	$-	$58,162	$111,650	$531,676

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

Classification of Directors

Pursuant to our Articles, which were adopted upon the closing of the Business Combination, the Directors are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of Class A Directors expired at the Company’s first annual general meeting in September 2017, Class B Directors at the 2018 annual general meeting, and Class C Directors at the 2019 annual general meeting. At each annual general meeting, successors to the class of Directors whose term expired at that annual general meeting are elected for a term to expire at the third annual meeting following such election.

There are currently no Class A Directors. Peter Sermol is a Class B Director and was re-elected at the 2018 annual general meeting for a three-year term. Kevin Chin and Shimi Shah are Class C Directors and their term will expire at the 2019 annual general meeting and will both stand for re-election to a further three year term at the next Annual General Meeting. Kevin Chin is the Chairman of the board

Corporate Governance

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

D. Employees

As of June 30, 2019, we had 181 (March 31, 2019: 179; 2018: 198; 2017: 151; 2016: 6) employees and subcontractors. as follows:

As at June 30, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	3	-	31
Engineering and Critical Power Services	141	-	-	-	141
Total employees	176	2	3	-	181

As at March 31, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	4	-	32
Engineering and Critical Power Services	138	-	-	-	138
Total employees	173	2	4	-	179

As at March 31, 2018	Australia	US	U.K.	Asia	Total
Sales and Business Development	4	2	-	3	9
Central Services and Management	29	2	6	-	37
Engineering and Critical Power Services	148	4	-	-	152
Total employees	181	8	6	3	198

As at March 31, 2017	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Critical Power Services	98	2	-	-	100
Total employees	135	8	4	2	149

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

The beneficial ownership of VivoPower’s ordinary shares is based on 13,557,376 ordinary shares issued and outstanding on August 16, 2019. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

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

None of the above shareholders have different voting rights from other shareholders as of the date of this Transition Report.

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

During the year-ended March 31, 2019, a total of 18,297 restricted stock units, 54,890 performance stock units, and 129,805 stock bonus awards were granted, of which only 4,575 restricted stock units and 129,805 stock bonus awards have vested. By June 30, 2019, 126,805 (March 31, 2019: 75,805) bonus stock awards has been delivered and nil restricted stock units. The remaining vested but undelivered shares will be delivered in the following year.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this Transition Report by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is based on determined based on 13,557,376 ordinary shares issued and outstanding on August 16, 2019. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

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

B. Related Party Transactions

Transactions and Balances with Related Persons

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the period, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636).

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16 to the consolidated financial statements. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $765,681 (March 31, 2019: nil; 2018: nil).

Directors fees for Kevin Chin in the amount of $62,136 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the three months ended June 30, 2019. At June 30, 2019 the Company had an account payable to Arowana Partners Group Pty Limited of $88,516 (March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $84,266 was charged to the Company during the three months ended June 30, 2019. At June 30, 2019 the Company had an account payable of $116,923 (March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the three months ended June 30, 2019, $nil was recharged to the Company. At June 30, 2019, the Company has a payable to Arowana in respect of recharges of $1,268,670 (March 31, 2019: $1,268,670; 2018: $1,802,003).

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in note 23 to consolidated financial statements, and for which they earned $170,924 of interest during the three months ended June 30, 2019. The outstanding amount represents the face value plus interest accrued to June 30, 2019:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,599,630;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636; and,
●	Arowana Australasian Special Situations 1C Pty Ltd : 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $73,253 of dividends during the three months ended June 30, 2019. The outstanding amount represents the face value plus dividends accrued to June 30, 2019:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185, 012;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185, 012;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares held with an outstanding amount of $1,185, 012; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,539,310.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $29,117 representing face value plus interest accrued to June 30, 2019 and earned interest of $385 for the three months ended June 30, 2019.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $12,885 representing face value plus dividends accrued to June 30, 2019 and earned dividends of $165 for the three months ended June 30, 2019.

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

B. Significant Changes

Except as disclosed elsewhere in this Transition Report, there have been no significant changes since March 31, 2019.

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

B. Memorandum and Articles of Association

We incorporate by reference into this Transition Report the description of our memorandum and articles of association set forth under “Description of VivoPower Securities – Key Provisions of our Articles of Association” in our registration statement on Form F-4 (File No. 333-213297) filed with the SEC on November 21, 2016.

C. Material Contracts

See “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees” and “Item 7.B. Related Party Transactions.”

No new material contracts were entered into during the three months ended June 30, 2019.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Any statement in this Transition Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Transition Report the contract or document is deemed to modify the description contained in this Transition Report. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the reporting requirements of foreign private issuers under the Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including this Transition Report. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.vivopower.com.

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

Foreign Exchange Risk

The majority of our sales are denominated in Australian dollars and U.S. dollars, with the majority of our costs and expenses are denominated in Australian dollar, British pounds, and U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Australian dollars. Therefore, fluctuations in currency exchange rates may have a significant impact on our financial stability.

Fluctuations in exchange rates, particularly between the U.S. dollar, Australian dollar and British pound sterling, may result in fluctuations in foreign exchange gains or losses. As of June 30, 2019, we held $6.2 million (March 31, 2019, $5.9 million; 2018: $5.3 million; 2017: $5.2 million) in accounts receivable, of which $6.1 million (March 31, 2019, $5.8 million; 2018: $5.2 million; 2017: $3.6 million) were denominated in Australian dollars and $nil (March 31, 2019, $nil; 2018: $nil; 2017: $1.6 million) were denominated in British pounds sterling.

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

Our Interim Chief Executive Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2019, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Interim Chief Executive Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Transition Report on Form 20-F. Based on that assessment, our management has concluded that as of June 30, 2019, our internal control over financial reporting was effective.

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

There were no changes in our internal control over financial reporting that occurred during the period covered by this Transition Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

VivoPower became certified as a B Corp in April 2018. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the last annual general meeting on August 20, 2018, to include:

(i)

the purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole;

(ii)	in exercising the powers of the Company, a Director shall have regard to, among other matters, stakeholder interests such as:
a.	the likely consequences of any decision in the long term;
b.	the interests of the Company's employees;
c.	the need to foster the Company's business relationships with suppliers, customers and others;
d.	the impact of the Company's operations on the community and the environment;
e.	the desirability of the Company maintaining a reputation for high standards of business conduct; and,
f.	the need to act fairly as between members of the Company.

As a B Corp, the Company is committed to continuously improve its B Corp score and deliver on the B Corp triple bottom line of Planet, People and Profit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the three months ended June 30, 2019 and years ended March 31, 2019, 2018, and 2017.

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Audit fees	$97	$253	$414	$246
Audit-related fees	-	26	-	57
Tax fees	-	28	13	-
All other fees	-	-	-	-
All other fees	$97	$307	$427	$303

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the three months ended June 30, 2019 and year ended March 31, 2019. The audit fees of $97,000 and $253,260 represent for the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2019, and March 31, 2019 financial statements.

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

Audit-Related Fees

The audit related fees for the year ended March 31, 2019 were for audit of local statutory accounts for some Australian subsidiaries. There were no audit-related fees charged by PKF Littlejohn LLP for the year ended March 31, 2018. Audit related fees for the year ended March 31, 2017, represent costs incurred for review of the Company’s registration statement on Form F-4 by PKF Littlejohn LLP.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial statements are filed as part of this Transition Report, starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Transition Report, starting on page F-1.

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

4.2

Amended and Restated Operating Agreement between Innovative Solar Ventures I LLC, VivoPower (USA) Development LLC and Innovative Solar LLC, effective as of April 17, 2017 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-37974, filed with the SEC on August 1, 2017). *

4.3

Omnibus Incentive Plan, adopted September 5, 2017 (incorporated by reference to Appendix A to the Notice of Annual General Meeting 2017 filed as Exhibit 99.1 on Form 6-K (File No. 001-37974), filed with the SEC on July 31, 2017).

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

4.8

Secondment Agreement dated November 5, 2018 between VivoPower International Services Limited and Arowana International UK Limited (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on July 12, 2019)

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

Date: August 23, 2019

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Art Russell
Name:	Art Russell
Title:	Interim Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and its subsidiaries (the “Company”) as of June 30, 2019 and March 31, 2019, 2018 and 2017, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the three months ended June 30, 2019 and each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and March 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the three months ended June 30, 2019 and each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	1 Westferry Circus
Canary Wharf
August 21, 2019	London E14 4HD

Consolidated Statement of Comprehensive Income

for the three months ended June 30, 2019

		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands, except per share amounts)	Note	2019	2019	2018	2017
Revenue from contracts with customers	4	$13,617	$39,036	$33,647	$32,250
Cost of sales		(11,960)	(32,726)	(28,524)	(4,977)
Gross profit		1,657	6,310	5,123	27,273
General and administrative expenses		(1,291)	(7,685)	(12,814)	(9,316)
(Loss)/gain on sale of assets	5	38	(2,615)	1,356	-
Depreciation of property, plant and equipment	11	(214)	(430)	(420)	(103)
Amortization of intangible assets	12	(223)	(990)	(840)	(548)
Operating (loss)/profit	6	(33)	(5,410)	(7,595)	17,306
Restructuring costs	7	(525)	(2,017)	(1,873)	-
Impairment of assets		-	-	(10,191)	-
Impairment of goodwill		-	-	(11,092)	-
Transaction costs	3	-	-	-	(5,800)
Finance income	9	-	4	9	13
Finance expense	9	(796)	(3,243)	(3,395)	(600)
(Loss)/profit before income tax		(1,354)	(10,666)	(34,137)	10,919
Income tax	10	(92)	(557)	6,258	(5,338)
(Loss)/profit for the period attributable to owners of the company		(1,446)	(11,223)	(27,879)	5,581

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		(102)	(2,998)	222	599
Total comprehensive (loss)/income for the period attributable to owners of the company		$(1,548)	$(14,221)	$(27,657)	$6,180

Earnings per share attributable to owners of the company (dollars)
Basic	24	$(0.11)	$(0.83)	$(2.06)	$0.73
Diluted	24	$(0.11)	$(0.83)	$(2.06)	$0.73

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2019

		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2019	2019	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	11	$2,951	$1,205	$1,915	$2,163
Intangible assets	12	31,762	32,366	36,402	46,320
Deferred tax assets	10	2,113	2,054	2,570	2,312
Other receivables		-	-	-	1,167
Investments	14	-	-	14,147	18,060
Total non-current assets		36,826	35,625	55,034	70,022

Current assets
Cash and cash equivalents	15	7,129	4,522	1,939	10,970
Restricted cash	16	632	1,319	-	-
Trade and other receivables	17	14,992	10,399	7,903	19,844
Assets classified as held for sale	18	13,530	13,530	11,436	-
Total current assets		36,283	29,770	21,278	30,814

TOTAL ASSETS		$73,109	$65,395	$76,312	$100,836

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	$24,639	$17,923	$14,082	$8,262
Income tax liability		449	287	103	2,361
Provisions – current	20	1,718	1,710	2,470	1,339
Loans and borrowings	21	2,327	887	3,955	235
Total current liabilities		29,133	20,807	20,610	12,197

Non-current liabilities
Loans and borrowings	21	19,359	18,380	18,385	20,020
Provisions	20	2,100	2,222	288	237
Deferred tax liabilities	10	1	1	26	3,776
Total non-current liabilities		21,460	20,603	18,699	24,033
Total liabilities		50,593	41,410	39,309	36,230

Equity
Share capital	22	163	163	163	163
Share premium		40,215	40,215	40,215	40,215
Cumulative translation reserve		(2,279)	(2,177)	821	599
Other reserves	23	20,076	19,846	18,383	18,329
(Accumulated deficit)/retained earnings		(35,659)	(34,062)	(22,579)	5,300
Total Equity		22,516	23,985	37,003	64,606

TOTAL EQUITY AND LIABILITIES		$73,109	$65,395	$76,312	$100,836

These financial statements were approved by the Board of Directors on August 21, 2019, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the three months ended June 30, 2019

		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2019	2019	2018	2017
Cash flows from operating activities
(Loss)/profit for the period		$(1,446)	$(11,223)	$(27,879)	$5,581
Income tax		-	913	(6,258)	5,338
Finance income		-	(4)	(9)	-
Finance expense		796	3,243	3,395	600
Transaction costs		-	-	-	5,800
Impairment of goodwill		-	-	11,092	-
Impairment of assets		-	-	10,191	-
Depreciation of property, plant and equipment		214	430	420	103
Amortization of intangible assets		223	990	840	548
Loss/(gain) on sale of assets		(38)	2,615	(1,356)	-
Disposal of treasury shares	23	62	86	-	-
Increase in equity instruments	23	368	815	-	-
(Increase)/decrease in trade and other receivables		(4,593)	(2,543)	11,457	(21,007)
Increase in trade and other payables		6,716	3,841	5,822	8,074
(Decrease)/increase in provisions		(114)	(728)	1,182	1,339
Net cash from/(used in) operating activities		2,188	(1,565)	8,897	6,376

Cash flows from investing activities
Interest received	9	-	4	9	13
Proceeds on sale of property plant and equipment	5	-	464	2,297	-
Purchase of property plant and equipment	11	(400)	(348)	(1,101)	(94)
Investment in capital projects		-	(245)	(17,823)	(18,060)
Proceeds on sale of capital projects	5	84	11,981	-	-
Acquisitions		-	-	-	(10,080)
Cash acquired received from acquisitions		-	-	-	1,485
Net cash from/(used in) investing activities		(316)	11,856	(16,618)	(26,736)

Cash flows from financing activities
Finance lease borrowings	21	-	-	519	-
Finance lease repayments	21	(63)	(304)	(181)	-
Financing agreements proceeds	21	-	4,000	2,000	330
Financing agreements repayments	21	-	(6,000)	-	-
Debtor finance borrowings	21	150	751	-	-
Loans from related parties	21	766	-	770	19,818
Repayment of loans from related parties	21	-	(1,520)	-	-
Repayment of bank loan	21	-	-	(1,023)	-
Finance expense	9	(796)	(3,243)	(3,395)	-
Transfer from/(to) restricted cash	16	687	(1,319)	-	-
Funds received from issuing shares		-	-	-	167
Costs from listing		-	-	-	(11,469)
Funds received from listing		-	-	-	22,456
Net cash from/(used in) financing activities		744	(7,635)	(1,310)	31,302

Net (decrease)/increase in cash and cash equivalents		2,616	2,656	(9,031)	10,942
Cash and cash equivalents at the beginning of the period	15	4,522	1,939	10,970	28
Effect of exchange rate movements on cash held		(9)	(73)	-	-
Cash and cash equivalents at the end of the period	15	$7,129	$4,522	$1,939	$10,970

See notes to financial statements

Consolidated Statement of Changes in Equity

for the three months ended June 30, 2019

(US dollars in thousands)	Share Capital	Share Premium	Share Subscription Receivable	Cumulative Translation Reserve	Other Reserves	Retained Earnings (Accumulated Deficit)	Total
At April 1, 2016	$72	$-	$(72)	$-	$-	$(281)	$(281)

Total comprehensive income for the year	-	-	-	599	-	5,581	6,180
Redenomination of share capital	(4)	-	-	-	-	-	(4)
Issue of new shares	95	40,215	72	-	-	-	40,382
Equity instruments	-	-	-	-	25,072	-	25,072
Capital raising costs	-	-	-	-	(9,722)	-	(9,722)
Share option reserve	-	-	-	-	3,713	-	3,713
Purchase of treasury shares	-	-	-	-	(592)	-	(592)
Other reserves	-	-	-	-	(142)	-	(142)
	91	40,215	72	599	18,329	5,581	64,887

At March 31, 2017	163	40,215	-	599	18,329	5,300	64,606

Total comprehensive loss for the year	-	-	-	222	-	(27,879)	(27,657)
Other reserves	-	-	-	-	54	-	54
	-	-	-	222	54	(27,879)	(27,603)

At March 31, 2018	163	40,215	-	821	18,383	(22,579)	37,003

Total comprehensive loss for the year	-	-	-	(2,998)	-	(11,223)	(14,221)
Equity instruments	-	-	-	-	1 1,018	-	1, 1,018
Disposal of treasury shares	-	-	-	-	1 346	(260)	1, 86
Other reserves	-	-	-	-	1 99	-	1, 99
	-	-	-	(2,998)	1,463	(11,483)	(13,018)

At March 31, 2019	163	40,215	-	(2,177)	19,846	(34,062)	23,985

Change in accounting policy (see Note 2.16)	-	-	-	-	-	20	20

Restated at April 1, 2019	163	40,215	-	(2,177)	19,846	(34,042)	24,005
Total comprehensive loss for the year	-	-	-	(102)	-	(1,446)	(1,548)
Equity instruments	-	-	-	-	(3)	-	(3)
Disposal of treasury shares	-	-	-	-	233	(171)	62
	-	-	-	(102)	230	(1,617)	(1,489)

At June 30, 2019	$163	$40,215	$-	$(2,279)	$20,076	$(35,659)	$22,516

For further information on “Other Reserves” please see Note 23.

See notes to financial statements

Notes to the Financial Statements

for the three months ended June 30, 2019

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is 7th Floor, 9 Berkeley Street, London, United Kingdom W1J 8DW.

In July 2019, the Board of Directors of the Company adopted a resolution to change the Company’s fiscal year end from 31 March to 30 June, commencing June 30, 2019. Moving forward, this allows the Company to align reporting periods with all of its Australian operations and majority shareholder, Arowana International Limited. Accordingly, these consolidated financial statements contain three-month transitional financial statements as at and for the three months ended June 30, 2019. Any amounts shown as at and for the three months ended 30 June 2018 are unaudited.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is Arowana International Limited.

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

As at June 30, 2019, the Company had unrestricted cash totaling $7.1 million, compared to $4.5 million as at March 31, 2019 and $1.9 million as at March 31, 2018.

During the period ended June 30, 2019, the Company reduced general and administrative expenses within the Solar Development and Corporate segments by a further $2.0 million on an annualized basis, in comparison to the year ended March 31, 2019, and has plans to implement further reductions going forward. The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $1.1 million EBITDA for the three months ended June 30, 2019 and is expected to continue to perform at or above this level going forward.

The Company is also engaged in a financing initiative with respect to these businesses which is expected to release the restricted cash of $0.6 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to selling its investment in the ISS Joint Venture, with $13.5 million classified as assets held for sale; this investment is expected to be realized in cash over the next 12 months. The Directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through August 2020.

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

Right-of-use assets – remaining term of lease: 2 months to 6 years

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

The Group leases offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 6 years, but may have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Until March 31, 2019, leases of property, plant and equipment were classified as either finance leases or operating leases, as further described below. From April 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group has applied IFRS 16 using the modified retrospective approach.

Assets and liabilities arising from a lease are initially measured on a present value basis, with lease payments discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. The Group presents lease liabilities in loans and borrowings in the statement of financial position.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the Statement of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are presented in property, plant and equipment and depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Prior to April 1, 2019, leases were classified as finance leases whenever the terms of the lease transferred substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases. Assets held under finance leases were initially recognized as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives. Lease payments were apportioned between the repayment of capital and interest. The capital element of future lease payments was included in the Statement of Financial Position as a liability. Interest was charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability. Rentals payable under operating leases were charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating lease incentives were recognized as a reduction in the rental expense over the lease term.

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

Restricted cash

Restricted cash are cash and cash equivalents whose availability for use within the Group is subject to certain restrictions by third parties.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognized over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortized over the full-length of the facility.

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure expected credit losses, trade receivables and contract assets have been grouped based on shared risk characteristics. In the year ended March 31, 2018, the impairment was based on the incurred loss model.

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

During the current period, the Group adopted all of the new and revised Standards and Interpretations that are relevant to its operations and effective for accounting periods beginning on April 1, 2019. Their adoption did not have a material impact on the financial position of the Group, with the exception of IFRS 16 – Leases.

Effective April 1, 2019, the Group adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, recognizing the cumulative effect of initial application to opening retained earnings for the period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate. The Group used the following practical expedients when applying IFRS 16:

•	Applied the exemption not to recognize right of use assets and liabilities for leases with less than 12 months of lease term;

•	Excluded initial direct costs from measuring the right of use asset at the date of initial application; and

•	Apply a single discount rate to a portfolio of leases with similar characteristics.

The change in accounting policy affected the following items in the statement of financial position on 1 April 2019:

(US dollars in thousands)
Property, plant, and equipment	1,586
Lease liability – current	(587)
Lease liability – non-current	(979)
Adjustment to opening retained earnings as at April 1, 2019	20

The adoption of IFRS 16 did not have a material impact on leases previously recorded as finance leases.

There are no other IASB and IFRIC standards that have been issued with an effective date after the date of the financial statements.

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

Deferred tax assets for unused tax losses amounting to $1.005 million at June 30, 2019 (March 31, 2019: $1.005 million; 2018: $1.585 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits.

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

4.1	Revenue

Revenue by geographic location is as follows:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Australia	13,507	37,889	31,985	5,705
United States	110	1,147	1,662	24,945
United Kingdom	-	-	-	1,600
Total revenue	13,617	39,036	33,647	32,250

Revenue by product and service is as follows:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Electrical products and related services	13,484	37,799	31,631	5,615
Development fees	-	90	828	24,555
Other revenue	133	1,147	1,188	2,080
Total revenue	13,617	39,036	33,647	32,250

The Group had one customer representing more than 10% of revenue for the three months ended June 30, 2019 (year ended March 31, 2019: one; 2018: none). Revenue recognized for this customer amounted to $6.0 million in the Critical Power Services segment.

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	13,484	133	-	13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on sale of assets	5	41	(8)	38
Depreciation and amortization	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring costs	(15)	(39)	(471)	(525)
Finance expense - net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Loss for the period	171	(230)	(1,387)	(1,446)

Year Ended March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Finance expense - net	(1,354)	(221)	(1,664)	(3,239)
Profit/(loss) before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

Year Ended March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Finance expense - net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

Year Ended March 31, 2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	5,614	26,636	-	32,250
Costs of sales	(4,948)	(29)	-	(4,977)
Gross profit	666	26,607	-	27,273
General and administrative expenses	(598)	(4,544)	(4,174)	(9,316)
Gain on sale of assets	-	-	-	-
Depreciation and amortization	(646)	(4)	(1)	(651)
Operating (loss)/profit	(578)	22,059	(4,454)	17,306
Transaction costs	-	-	(5,800)	(5,800)
Finance expense - net	(363)	(174)	(50)	(587)
(Loss)/profit before income tax	(941)	21,885	(10,025)	10,919
Income tax expense	294	(6,078)	446	(5,338)
(Loss)/profit for the year	(647)	15,807	(9,579)	5,581

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	45,881	26,534	694	73,109
Liabilities	(21,171)	(5,766)	(23,656)	(50,593)
Net assets	24,710	20,768	(22,962)	22,516

As at March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	35,472	29,538	385	65,395
Liabilities	(13,603)	(6,085)	(21,722)	(41,410)
Net assets	21,869	23,453	(21,337)	23,985

As at March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	34,421	41,270	621	76,312
Liabilities	(6,473)	(11,101)	(21,735)	(39,309)
Net assets	27,948	30,169	(21,114)	37,003

As at March 31, 2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	24,268	42,235	34,333	100,836
Liabilities	(4,620)	(27,858)	(3,752)	(36,230)
Net assets	19,648	14,377	30,581	64,606

5.	Gain/(loss) on sale of assets

The gain on sale of assets for the three months ended June 30, 2019, arose principally on the sale of Australian solar assets.

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

6.	Operating (loss)/profit

Operating (loss)/profit is stated after charging/(crediting):

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Amortization of intangible assets	223	990	840	548
Depreciation of property, plant and equipment	214	430	420	103
Operating lease costs – land and buildings	-	548	304	174
Operating lease costs – motor vehicles	-	65	-	-
Operating lease costs – other equipment	-	33	-	-
Gain/(loss) on foreign exchange	-	-	59	-
Auditors’ remuneration – audit fees	97	253	414	246
Auditors’ remuneration – audit related services	-	26	-	57
Auditors’ remuneration – tax services	-	28	13	-
Directors emoluments	104	611	1,131	1,705
Gain/(loss) on disposal of assets	38	(2,615)	1,356	-

7.	Restructuring costs

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Corporate restructuring – workforce reduction	-	102	734	-
Corporate restructuring – professional fees	518	1,776	566	-
Corporate restructuring – terminated projects	7	139	573	-
Total	525	2,017	1,873	-

Restructuring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year. Terminated projects are the costs incurred related to solar business development activities in Asia for which the decision was made not to proceed for economic reasons.

8.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Sales and Business Development	9	9	9	5
Central Services & Management	31	32	37	12
Production	139	138	148	26
Total	179	179	194	43

Their aggregate remuneration costs comprised:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Salaries, wages and incentives	3,310	14,327	14,299	5,605
Social security costs	213	1,044	834	398
Pension contributions	185	788	848	196
Short-term compensated absences	406	1,254	996	403
Total	4,114	17,413	16,977	6,602

Directors’ emoluments for the three months ended June 30, 2019 were $103,925 (year ended March 31, 2019: $611,450; 2018: $1,130,570) of which the highest paid director received $62,136 (year ended March 31, 2019: $254,084; 2018: $407,682). Director emoluments include employer social security costs.

Key Management Personnel:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Salaries, wages and incentives	388	2,354	2,281	3,014
Social security costs	28	176	217	194
Pension contributions	13	45	64	39
Equity incentives	27	130	-	-
Short-term compensated absences	-	-	13	101
Total	456	2,705	2,575	3,348

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the three months ended June 30, 2019 was 10 (March 31, 2019: 10; 2018: 11).

9.	Finance income and expense

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Finance income
Interest received	-	4	9	13

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Finance expense
Related party loan interest payable	387	1,588	1,636	171
Convertible loan notes and preference shares interest payable	307	1,284	1,220	358
Financing agreement finance cost payable	-	206	217	-
Debtor invoice finance cost payable	51	164	-	-
Finance lease interest payable	22	1	55	-
Bank interest payable	6	-	17	5
Provisions – unwinding of discount	42	-	-	-
Foreign exchange losses	(19)	-	93	2
Other finance costs	-	-	157	58
Total finance expense	796	3,243	3,395	600

10.	Income tax expenses

(a)	Tax charge

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Current tax
UK corporation tax	-	29	(29)	-
Foreign tax	(162)	(217)	2,279	(2,361)
Total current tax	(162)	(188)	2,250	(2,361)

Deferred tax
Current year
UK corporation tax	-	267	(370)	451
Foreign tax	70	(636)	4,378	(3,428)
Total deferred tax	70	(369)	4,008	(2,977)

Total income tax	(92)	(557)	6,258	(5,338)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
(Loss)/profit before income tax	(1,353)	(10,666)	(34,137)	10,919
Group weighted average corporation tax rate	22.0%	21.8%	22.8%	20.0%
Tax at standard rate	297	2,325	7,772	(2,184)
Effects of:
Expenses that are not deductible for tax purposes	(49)	41	(3,872)	(20)
Adjustment to prior year tax provisions	-	(64)	2,358	-
Deferred tax assets not recognized on tax losses	(340)	(2,859)	-	-
Tax rates of subsidiaries operating in other jurisdictions	-	-	-	(3,108)
Change in tax rates	-	-	-	(26)
Total income tax for the period Recognized in the Consolidate Statement of Comprehensive Income	(92)	(557)	6,258	(5,338)

(b)	Deferred tax

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Deferred tax assets	2,113	2,054	2,570	2,312
Deferred tax liabilities	(1)	(1)	(26)	(3,776)
Net deferred tax asset/(liability)	2,112	2,053	2,544	(1,464)

These assets and liabilities are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to comprehensive income	739	-	739
Acquisition	1,573	-	1,573
March 31, 2017	2,312	-	2,312
Credit/(charged) to comprehensive income	(727)	985	258
March 31, 2018	1,585	985	2,570
Credit/(charged) to comprehensive income	(580)	64	(516)
March 31, 2019	1,005	1,049	2,054
Credit/(charged) to comprehensive income	-	59	59
June 30, 2019	1,005	1,108	2,113

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
April 1, 2016	-	-	-
Credit/(charged) to comprehensive income	(13)	(3,763)	(3,776)
March 31, 2017	(13)	(3,763)	(3,776)
Credit/(charged) to comprehensive income	5	3,745	3,750
March 31, 2018	(8)	(18)	(26)
Credit/(charged) to comprehensive income	7	18	25
March 31, 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	-	-	-
June 30, 2019	(1)	-	(1)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

11.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fittings & Equipment	Right-of-Use Assets	Total
Cost
At April 1, 2016	3	-	-	-	-	3
Additions	34	44	16	-	-	94
Acquisition	488	1,588	1,876	167	-	4,119
At March 31, 2017	525	1,632	1,892	167	-	4,216
Foreign exchange	3	10	12	1	-	26
Additions	121	437	537	6	-	1,101
Disposals	(7)	(82)	(921)	-	-	(1,010)
At March 31, 2018	642	1,997	1,520	174	-	4,333
Foreign exchange	(46)	(148)	(112)	(13)	-	(319)
Additions	73	55	205	15	-	348
Disposals	(126)	(275)	(584)	-	-	(985)
At March 31, 2019	543	1,629	1,029	176	-	3,377
Change in accounting policy (Note 2.16)	-	(371)	-	-	2,152	1,781
Restated at April 1, 2019	543	1,258	1,029	176	2,152	5,158
Foreign exchange	(5)	(13)	(11)	(2)	(20)	(51)
Additions	7	45	222	16	110	400
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	545	1,282	1,240	190	2,242	5,499

Depreciation
At April 1, 2016	-	-	-	-	-	-
Charge for the year	24	45	31	3	-	103
Acquisition	303	982	619	46	-	1.950
At March 31, 2017	327	1,027	650	49	-	2,053
Foreign exchange	2	6	4	-	-	12
Charge for the year	97	203	107	13	-	420
Disposals	(4)	(63)	-	-	-	(67)
At March 31, 2018	422	1,173	761	62	-	2,418
Foreign exchange	(34)	(93)	(59)	(5)	-	(191)
Charge for the year	89	222	106	12	-	430
Disposals	(97)	(223)	(165)	-	-	(486)
At March 31, 2019	380	1,079	644	68	-	2,172
Change in accounting policy (Note 2.16)	-	(123)	-	-	318	195
Restated at April 1, 2019	380	956	645	68	318	2,367
Foreign exchange	(3)	(12)	(7)	-	(3)	(25)
Charge for the period	27	1	17	6	163	214
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	404	937	655	74	478	2,548

Net book value
At March 31, 2017	198	605	1,242	118	-	2,163
At March 31, 2018	220	824	759	112	-	1,915
At March 31, 2019	163	550	383	108	-	1,205
At June 30, 2019	141	344	585	116	1,764	2,951

12.	Intangible assets

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Goodwill	22,387	22,622	24,482	30,393
Other intangible assets	9,375	9,744	11,920	15,927
Total	31,762	32,366	36,402	46,320

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on December 29, 2016.

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
As at April 1	22,622	24,482	30,393	-
Revaluations	-	-	3,597	-
Goodwill previously not recognized	-	-	627	-
Impairment	-	-	(11,092)	-
Reclassifications	-	-	138	-
Additions	-	-	-	30,024
Foreign exchange	(235)	(1,860)	819	369
Carrying value at March 31	22,387	22,622	24,482	30,393

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	12,571	12,884	13,949	9,800
VivoPower Pty Limited (allocated to the Solar Development segment)	9,636	9,738	10,533	20,593
Total	22,387	22,622	24,482	30,393

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

The CGU represented by Aevitas O Holdings Limited and VivoPower PTY Limited were assessed to have a value in excess of its respective carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of the CGU’s were:

●	Aevitas O Holdings Limited: discount rate was based on the weighted average cost of capital of 8.8% (March 31, 2019: 8.8%; 2018: 9.2%; 2017: 8.3%); and,

●	VivoPower PTY Limited: discount rate was based on the weighted average cost of capital of 11.0% (March 31, 2019: 11.0%; 2018: 12.1%; 2017: 10.6%), increased by a further 3% after the first year.

No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Cost
At April 1, 2016	-	-	-	-	-	-
Additions	9,953	2,488	2,488	734	812	16,475
At March 31, 2017	9,953	2,488	2,488	734	812	16,475
Foreign exchange	139	63	126	4	-	332
Revaluation	(4,293)	129	1,963	(584)	(812)	(3,597)
Additions	-	-	-	-	98	98
At March 31, 2018	5,799	2,680	4,577	154	98	13,308
Foreign exchange	(439)	(204)	(348)	(12)	(11)	(1,013)
Disposals	(263)	-	-	-	(72)	(335)
At March 31, 2019	5,097	2,476	4,229	142	16	11,960
Foreign exchange	(55)	(26)	(44)	(1)	-	(126)
Additions	-	-	-	-	12	12
Disposals	(50)	-	-	-	-	(50)
At June 30, 2019	4,992	2,450	4,185	141	28	11,796

Amortization
At April 1, 2016	-	-	-	-	-	-
Amortization	347	43	122	36	-	548
At March 31, 2017	347	43	122	36	-	548
Amortization	330	194	284	32	-	840
At March 31, 2018	677	237	406	68	-	1,388
Foreign exchange	(75)	(22)	(38)	(6)	-	(141)
Amortization	483	169	289	49	-	990
Disposals	(21)	-		-	-	(21)
At March 31, 2019	1,064	384	657	111	-	2,216
Foreign exchange	(6)	(4)	(7)	(1)	-	(18)
Amortization	100	41	70	12	-	223
At June 30, 2019	1,158	421	720	122	-	2,421

Net book value
At March 31, 2017	9,606	2,445	2,366	698	812	15,927
At March 31, 2018	5,122	2,443	4,171	86	98	11,920
At March 31, 2019	4.033	2.092	3,572	31	16	9,744
At June 30, 2019	3,834	2,029	3,465	19	28	9,375

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 10 years, 13 years and 13 years respectively.

13.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2019 is 20% or more are as follows:

Subsidiary undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoRex, LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
Innovative Solar Ventures I, LLC	50%

VivoPower Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
VVPR-ITP TopCo Pty Limited	50%
VVPR-ITP ProjectCo 1 Pty Limited	20%
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Singapore Pte Limited	100%	36, UOB Plaza 1, 80 Raffles Pl, Singapore 048624
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th
VivoPower RE Solutions Inc.	64%	Street, E-Square Zone, Crescent Park West,
V.V.P. Holdings Inc. *	40%	Bonifacio Global City, Taguig, Metro Manila

* V.V.P. Holdings Inc. is controlled of VivoPower Singapore Pte Limited notwithstanding only owning 40% of the ordinary share capital.

14.	Investments

		As at June 30	As at March 31
(US dollars in thousands)	% Owned	2019	2019	2018	2017
Innovative Solar Ventures I, LLC	50%	-	-	14,147	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	-	10,529
US-NC-47 Sponsor Partner, LLC	10%	-	-	-	7,531
Total		-	-	14,147	18,060

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). The joint venture was accounted for as an investment under the equity method at March 31, 2018.

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2019, of $1.1 million, which is recorded in trade and other payables.

During the year ended March 31, 2019, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture. Accordingly, the investment has been reclassified to current assets as asset held for sale, as more fully disclosed in Note 18.

15.	Cash and cash equivalents

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Cash at bank and in hand	7,129	4,522	1,939	10,970

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
A+	252	17	891	8,161
A	233	14	69	468
AA-	6,644	4,491	979	2,341
Total	7,129	4,522	1,939	10,970

16.	Restricted cash

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Bank guarantee security deposit	632	816	-	-
Preferred supplier agreement escrow	-	503	-	-
Total	632	1,319	-	-

At June 30, 2019, there is a total of $0.6 million (March 31, 2019: $0.8 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

In 2017, a third-party U.S.-based solar EPC firm contributed $0.5 million to the Company’s initial investment in the ISS Joint Venture, in consideration for a right to provide certain engineering services to the project. As the expected services were not awarded on a timely basis, it was agreed that the deposit would be paid into escrow and subsequently returned to the EPC firm.

17.	Trade and other receivables

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Current receivables
Trade receivables	6,193	5,899	5,333	5,248
Contract assets	3,929	1,800	120	13,183
Prepayments	2,919	628	391	563
Other receivables	1,951	2,072	2,059	722
Related party receivable	-	-	-	128
Total	14,992	10,399	7,903	19,844

Non-current receivables
Loan due from associate	-	-	-	549
Other receivables	-	-	-	618
Total	-	-	-	1,167

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Trade and other receivables	6,195	5,929	5,335	5,250
Less: credit note provision	(2)	(30)	(2)	(2)
Total	6,193	5,899	5,333	5,248

The maximum exposure to credit risk for trade receivables by geographic region was:

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
USA	108	78	129	-
United Kingdom	-	-	12	1,600
Australia	6,085	5,821	5,192	3,648
Total	6,193	5,899	5,333	5,248

The aging of the trade receivables, net of provisions is:

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
0-90 days	6,093	5,765	5,326	5,092
Greater than 90 days	100	134	7	156
Total	6,193	5,899	5,333	5,248

18.	Assets classified as held for sale

		As at June 30	As at March 31
(US dollars in thousands)	% Owned	2019	2019	2018	2017
Innovative Solar Ventures I, LLC	50%	13,530	13,530	-	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	6,595	-
US-NC-47 Sponsor Partner, LLC	10%	-	-	4,841	-
Total		13,530	13,530	11,436	-

As more fully disclosed in Note 14, the Company’s portfolio of U.S. solar projects is held through 50% ownership in Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). During the year ended March 31, 2019, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment has been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in Note 4.2.

Reconciliation of the ISS Joint Venture investment is as follows (March 31, 2018 comparative amount is disclosed within Investments, see Note 14):

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Capital commitment	15,044	15,044	14,904	-
Commission credit	(770)	(770)	(757)	-
Discontinued projects	(848)	(848)	-	-
Acquisition costs	104	104	-	-
Net assets	13,530	13,530	14,147	-

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

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Current assets	1,187	1,187	1,373	-
Non-current assets	27,107	27,107	26,921	-
Net assets	28,294	28,294	28,294	-

No summarized statement of comprehensive income has been presented as there were no movements in comprehensive income in the period (March 31, 2019: nil; 2018: nil).

Reconciliation to carrying amounts of the ISS Joint Venture (2018 comparative amount is disclosed within Investments, see Note 14):

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Opening net assets	28,294	28,294	-	-
Initial investment	-	-	29,808	-
Commission credit	-	-	(1,514)	-
Net assets	28,294	28,294	28,294	-
VivoPower share in %	50%	50%	50%	-
VivoPower share in $	14,148	14,148	14,147	-
Commission credit	(721)	(721)	-	-
Acquisition costs	103	103	-	-
Net Assets	13,530	13,530	14,147	-

19.	Trade and other payables

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Trade payables	5,554	5,675	3,806	2,158
Accruals	2,247	1,952	3,008	1,297
Related party payable	1,527	1,378	1,838	1,445
Payroll liabilities	1,209	1,165	504	1,972
Sales tax payable	1,054	764	310	412
Contract liabilities	10,095	4,978	1,544	305
Other creditors	2,953	2,011	3,072	81
Treasury shares (see Note 23 for further details)	-	-	-	592
Total	24,639	17,923	14,082	8,262

In accordance with IFRS 15 contract liabilities are presented as a separate line item. Contract liabilities relate to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Contract liabilities are recorded as revenue when the Company fulfils its performance obligations under the contract.

All contract liabilities balances at 31 March 2019, except for $2.4 million, were recognized as revenue in the three months ended 30 June 2019. All contract liabilities balances at 31 March 2018 and 2017 were recognized as revenue in the year ended 31 March 2019 and 2018, respectively.

20.	Provisions

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Current provisions
Employee entitlements	1,510	1,459	1,474	1,339
Employee terminations	112	157	616	-
Onerous contracts	96	94	380	-
	1,718	1,710	2,470	1,339

Non-current provisions
Employee entitlements	148	227	288	237
Onerous contracts	1,952	1,995	-	-
	2,100	2,222	288	237

Total	3,818	3,932	2,758	1,576

Employee entitlements include long term leave and vacation provisions.

The employee terminations provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in Note 7.

The onerous contracts provision recognizes the forecast losses associated with contracts to purchase Solar Renewable Energy Certificates from the NC-31 and NC-47 projects until 2027. The expected losses have been discounted at the Company’s borrowing rate on long-term debt of 8.5%.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Onerous Contracts	Total
At April 1. 2016	-	-	-	-
Acquired through business Combinations	1,576	-	-	1,576
At March 31, 2017	1,576	-	-	1,576
Charged/(credited) to profit or loss:
Additional provisions recognized	186	616	380	1,182
At March 31, 2018	1,762	616	380	2,758
Foreign exchange	(140)	-	-	(140)
Charged/(credited) to profit or loss:
Additional provisions	510	243	1,804	2,557
Reverse unused provisions	(26)	(87)	-	(113)
Provisions utilized	(420)	(614)	(96)	(1,130)
At March 31, 2019	1,686	158	2,088	3,932
Foreign exchange	(18)	-	-	(18)
Charged/(credited) to profit or loss:
Additional provisions	146	-	-	146
Reverse unused provisions	(41)	-	-	(41)
Unwinding of discount	-	-	42	42
Provisions utilized	(116)	(45)	(82)	(243)
At June 30, 2019	1,657	113	2,048	3,818

21.	Loans and borrowings

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Current liabilities
Debtor invoice financing	901	751	-	-
Lease liabilities	660	136	285	145
Shareholder loans	766	-	1,670	-
Financing agreement	-	-	2,000	-
Bank loan	-	-	-	90
	2,327	887	3,955	235

Non-current liabilities
Lease liabilities	1,117	138	293	95
Shareholder loan	18,242	18,242	18,092	18,992
Bank loan	-	-	-	933
Total	19,359	18,380	18,385	20,020

Total	21,686	19,267	18,385	20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its critical power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited.

The current shareholder loan is due to Arowana International Limited (“Arowana”), the Company’s majority shareholder, bears interest at 10.0% per annum paid monthly in arrears and is unsecured. Repayment is due as restricted cash held for bank guarantee security is released, as disclosed in Note 16.

The non-current shareholder loan is also due to Arowana, bears interest at 8.5% per annum paid monthly in advance, and is unsecured. No repayment of principal is required until July 2020, and then is repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any critical power services business also be directed to loan repayment.

The obligations under lease liabilities are as follows:

	Minimum lease payments				Present value of minimum lease payments
	As at	As at March 31			As at	As at March 31
(US dollars in thousands)	June 30 2019	2019	2018	2017	June 30 2019	2019	2018	2017
Amounts payable under finance leases:
Less than one year	692	147	291	165	660	136	285	145
Later than one year but not more than five	1,299	143	327	107	1,117	138	293	95
	1,991	290	618	272	1,777	274	578	240
Future finance charges	(214)	(16)	(40)	(32)	-	-	-	-
Total obligations under finance lease	1,777	274	578	240	1,777	274	578	240

22.	Called up share capital

	As at June 30	As at March 31
(US dollars)	2019	2019	2018	2017
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689	$162,689
Number allotted	13,557,376	13,557,376	13,557,376	13,557,376
Ordinary shares of $0.012 each	162,689	162,689	162,689	162,689

No. of shares
At April 1, 2016	5,514,375
Issue of new shares	8,043,001
At April 1, 2017	13,557,376
Issue of new shares	-
At March 31, 2018	13,557,376
Issue of new shares	-
At March 31, 2019	13,557,376
Issue of new shares	-
At June 30, 2019	13,557,376

23.	Other reserves

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Equity instruments	26,087	26,090	25,072	25,072
Share option reserve	3,713	3,713	3,713	3,713
Capital raising costs	(9,722)	(9,722)	(9,722)	(9,722)
Treasury shares	(13)	(246)	(592)	(592)
Foreign exchange	11	11	(88)	(142)
Total	20,076	19,846	18,383	18,329

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

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control of Aevitas Group or VivoPower, a listing event, or a disposal of substantially all of the assets of Aevitas Group has occurred, the convertible preference shares and convertible loan notes in Aevitas Group convert to VivoPower ordinary shares at a price of US$10.20 per share

In connection with the acquisition of Aevitas Group, the Company entered into a guarantee of the obligations of Aevitas Group under the terms of the preference shares and loan notes.

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

24.	Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2019	2019	2018	2017
Profit/(loss) for the year	(1,446)	(11,223)	(27,879)	5,581

Weighted average number of shares in issue (‘000s)	13,557	13,557	13,557	7,624

Basic earnings/(loss) per share (dollars)	(0.11)	(0.83)	(2.06)	0.73
Diluted earnings/(loss) per share (dollars)	(0.11)	(0.83)	(2.06)	0.73

25.	Contingencies

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

The Group’s principal pension plan comprises the compulsory Superannuation scheme in Australia, where the Group contributes 9.5%. A new pension scheme was also established for UK employees during the year, where the Group contributes 3%. The pension charge for the period represents contributions payable by the Group which amounted to $270,035 (year ended March 31, 2019: $756,614; 2018: $900,483; 2017: $196,005).

27.	Financial instruments

	As at June 30	As at March 31
(US dollars in thousands)	2019	2019	2018	2017
Financial assets at amortized cost
Trade and other receivables	8,144	7,971	7,392	20,448
Cash and cash equivalents	7,129	4,522	1,939	10,970
Restricted cash	632	1,319	-	-
Total	15,905	13,812	9,331	31,418

Financial liabilities at amortized cost
Loans and borrowings	21,686	19,267	22,340	20,255
Trade and other payables	12,281	11,016	11,724	5,878
Total	33,967	30,283	34,064	26,133

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

 (b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $7.1 million at June 30, 2019 (March 31, 2019: $4.5 million; 2018: $1.9 million). The ratio of current assets to current liabilities is 1.25 (March 31, 2019: 1.43; 2018: 1.03). During the year ended March 31, 2019, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which only $0.9 million was drawn at June 30, 2019 (March 31, 2019: $0.8 million). In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Three Months Ended June 30, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	12,281	12,281	-	-	-
Borrowings	23,397	3,859	19,538	-	-
Finance leases	1,991	692	1,077	222	-
Total	37,669	16,832	20,615	222	-

Year Ended March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Finance leases	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

Year Ended March 31, 2018 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,724	11,724	-	-	-
Borrowings	25,896	5,498	14,111	6,287	-
Finance leases	619	291	328	-	-
Total	38,239	17,513	14,439	6,287	-

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales, but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

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

The Group is exposed to foreign exchange risk on $14.0 million of trade and other receivables denominated in AUD and $0.2 million denominated in GBP. In addition, the Group is exposed to foreign exchange risk on $18.7 million of trade and other payables, of which $16.4 million is denominated in AUD and $2.3 million in GBP. In addition, the Group is exposed to foreign exchange risk on $3.2 million of borrowing denominated in AUD.

The non-current shareholder loan of $18.2 million is denominated in USD, and therefore, foreign currency risk is eliminated.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

28.	Related party transactions

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the period, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and is unsecured. No repayment of principal is required until July 2020, and then is repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any critical power services business also be directed to loan repayment. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636).

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $765,681 (March 31, 2019: nil; 2018: nil).

Directors fees for Kevin Chin in the amount of $62,136 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the three months ended June 30, 2019. At June 30, 2019 the Company had an account payable to Arowana Partners Group Pty Limited of $88,516 (March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $84,266 was charged to the Company during the three months ended June 30, 2019. At June 30, 2019 the Company had an account payable of $116,923 (March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the three months ended June 30, 2019, $nil was recharged to the Company. At June 30, 2019, the Company has a payable to Arowana in respect of recharges of $1,268,670 (March 31, 2019: $1,268,670; 2018: $1,802,003).

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in Note 23, and for which they earned $170,924 of interest during the three months ended June 30, 2019. The outstanding amount represents the face value plus interest accrued to June 30, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,599,630;

●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636; and,

●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $73,253 of dividends during the three months ended June 30, 2019. The outstanding amount represents the face value plus dividends accrued to June 30, 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012;

●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012;

●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares held with an outstanding amount of $2,539,310.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $29,117 representing face value plus interest accrued to June 30, 2019 and earned interest of $385 for the three months ended June 30, 2019.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $12,885 representing face value plus dividends accrued to June 30, 2019 and earned dividends of $165 for the three months ended June 30, 2019.

29.	Subsequent event

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.276 million as a result of the disposal of onerous contract obligations of $2.047 million and other liabilities of $0.302 million, net of cash and other current assets of $0.073 million. Results of operations for VivoRex, LLC, are reported within the Solar Development operating segment, as disclosed in Note 4.2, and for the three months ended June 30, 2019 accounted for $0.1 million (year ended March 31, 2019: $1.959 million; 2018: $0.645 million) of the operating loss reported for this segment.

30.	Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in Note 9 to the consolidated financial statements.

31.	Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited, a company registered in Australia.

32.	Transition period comparative information (unaudited)

The condensed consolidated statement of operations for the three months ended June 30, 2018 is as follows:

(US dollars in thousands)	Three Months Ended June 30 2018 (unaudited )
Revenue from contracts with customers	9,111
Costs of sales	(7,446)
Gross profit	1,665
General and administrative expenses	(2,079)
Loss on sale of assets	(4)
Depreciation and amortization	(411)
Operating profit/(loss)	(829)
Restructuring costs	(40)
Finance expense - net	(842)
Profit/(loss) before income tax	(1,711)
Income tax	12
Loss for the period	(1,699)

The condensed consolidated statement of cash flow for the three months ended June 30, 2018 is as follows:

(US dollars in thousands)	Three Months Ended June 30 2018 (unaudited )
Cash flows from operating activities
Loss for the period	(1,699)
Income tax	(12)
Finance expense - net	842
Depreciation and amortization	411
Loss on sale of assets	4
Increase in non-cash working capital	379
Net cash used in operating activities	(75)

Net cash from/(used in) investing activities	-

Cash flows from financing activities
Repayment of related party loans	(770)
Finance lease repayments	(113)
Finance agreements proceeds	3,761
Finance agreements repayments	(2,000)
Finance expense – net	(842)
Cash flows from financing activities	36

Net decrease in cash and cash equivalents	(39)
Cash and cash equivalents at beginning of period	1,939
Cash and cash equivalents at end of period	1,900