Form 20-F
period 2020-06-30
VivoPower International PLC
filed 2020-09-08
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the fiscal year ended June 30, 2020

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

(Address of principal executive offices)

Kevin Chin, Chief Executive Officer

Tel: +44-7941-166-696

The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value $0.012 per share	VVPR	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value $0.012 per share	13,557,376

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

TABLE OF CONTENTS

Introduction	1
Forward-Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	4
Item 4. Information on the Company	22
A. History and Development of the Company	22
B. Business Overview	23
C. Organizational Structure	31
D. Property, Plant and Equipment	32
Item 4A. Unresolved Staff Comments	32
Item 5. Operating and Financial Review and Prospects	33
A. Operating Results	33
B. Liquidity and Capital Resources	54
C. Research and Development, Patents, Licenses, etc.	60
D. Trend Information	60
E. Off-Balance Sheet Arrangements	60
F. Contractual Obligations and Commitments	61
Item 6. Directors, Senior Management and Employees	62
A. Directors and Senior Management	62
B. Compensation	64
C. Board Practices	66
D. Employees	70
E. Share Ownership	70
Item 7. Major Shareholders and Related Party Transactions	72
A. Major Shareholders	72
B. Related Party Transactions	72
C. Interests of Experts and Counsel	74
Item 8. Financial Information	75
A. Consolidated Statements and Other Financial Information	75
B. Significant Changes	76
Item 9. The Offer and Listing	76
A. Offering and Listing Details	76
B. Plan of Distribution	76
C. Markets	76
D. Selling Shareholders	76
E. Dilution	76
F. Expenses of the Issue	76
Item 10. Additional Information	76
A. Share Capital	76
B. Memorandum and Articles of Association	76
C. Material Contracts	76
D. Exchange Controls	76
E. Taxation	77
F. Dividends and Paying Agents	83
G. Statements by Experts	83
H. Documents on Display	83
I. Subsidiary Information	83
Item 11. Quantitative and Qualitative Disclosures about Market Risk	84

Introduction

References in this Annual Report on Form 20-F (the “Annual Report”) to “VivoPower International PLC,” “VivoPower,” “we,” “our,” “us” and the “Company” refer to VivoPower International PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on June 30 of the calendar year.

On July 22, 2019, the Board of Directors of VivoPower International PLC (the "Company") adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019.

References to any specific fiscal year refer to the year ended March 31 of the calendar year specified up to and including 2019, and refer to the year ended June 30 for 2020 and future periods. For example, we refer to the fiscal year ended March 31, 2019, as “fiscal 2019” or “FY 2019.” References to the transition period refer to the period from April 1, 2019 to June 30, 2019, as filed in the transition report filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2019.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures;
•	our ability to attract and retain customers;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our expectations regarding demand for solar power by energy users or investor in projects;
•	our expectations regarding changes in the cost of developing and constructing solar projects;
•	our ability to compete in our industry and innovation by our competitors;
•	the extent to which the COVID-19 pandemic affects our business, financial condition and results of operations;
•	our ability to assume management control of Innovative Solar Ventures I, LLC (“the ISS Joint Venture”) and our expectations regarding our settlement of the ISS Joint Venture dispute;
•	our expectations regarding our ongoing legal proceedings;
•	our ability to adequately protect our intellectual property; and
•	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

 A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2020, and for the three months ended June 30, 2019, and for the years ended March 31, 2019, 2018, and 2017, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands,	2020	2019	2019	2018	2019	2018	2017	2016
except per share amounts)		(unaudited)		(unaudited)

Revenue from contracts with customers	48,710	43,545	13,617	9,111	39,036	33,647	32,250	-
Cost of sales	(40,885)	(37,452)	(11,960)	(7,446)	(32,726)	(28,524)	(4,977)	-
Gross profit	7,825	6,093	1,657	1,665	6,310	5,123	27,273	-
General and administrative expenses	(5,479)	(7,195)	(1,291)	(2,079)	(7,685)	(12,814)	(9,316)	(279)
Gain/(loss) on solar development	1,589	(2,668)	38	(4)	(2,615)	1,356	-	-
Depreciation of property and equipment	(898)	(411)	(214)	(204)	(430)	(420)	(103)	-
Amortization of intangible assets	(868)	(1,036)	(223)	(207)	(990)	(840)	(548)	-
Operating profit/(loss)	2,169	(5,217)	(33)	(829)	(5,410)	(7,595)	17,306	(279)
Restructuring & other non-recurring costs	(3,410)	(2,404)	(525)	(40)	(2,017)	(1,873)	-	-
Impairment of assets	-	-	-	-	-	(10,191)	-	-
Impairment of goodwill	-	-	-	-	-	(11,092)	-	-
Transaction costs	-	-	-	-	-	-	(5,800)	-
Finance income	33	-	-	-	4	9	13	-
Finance expense	(3,182)	(3,345)	(796)	(842)	(3,243)	(3,395)	(600)	(2)
(Loss)/profit before income tax	(4,390)	(10,966)	(1,354)	(1,711)	(10,666)	(34,137)	10,919	(281)
Income tax	(713)	(353)	(92)	12	(557)	6,258	(5,338)	-
(Loss)/profit for the period	(5,103)	(11,319)	(1,446)	(1,699)	(11,223)	(27,879)	5,581	(281)
Other comprehensive income
Currency translation differences recognized directly in equity	(1,028)	-	(102)	-	(2,998)	222	599	-
Total comprehensive (loss)/income	(6,131)	(11,319)	(1,548)	(1,699)	(14,221)	(27,657)	6,180	(281)
Earnings per share (dollars)
Basic	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73
Diluted	(0.38)	(0.83)	(0.11)	(0.13)	(0.83)	(2.06)	0.73
Weighted average number of shares used in computing (loss)/earnings per share	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	13,557,376	7,624,423

Consolidated Statement of Financial Position Data

	As at June 30		As at March 31
(US dollars in thousands, except ratios)	2020	2019	2019	2018	2017

Cash and cash equivalents	2,824	7,129	4,522	1,939	10,970
Current assets	20,473	36,283	29,770	21,278	30,814
Current liabilitiesz	(19,679)	(29,133)	(20,807)	(20,610)	(12,197)
Current ratio	1.04	1.25	1.43	1.03	2.53
Property, plant and equipment, net	2,486	2,951	1,205	1,915	2,163
Total assets	62,380	73,109	65,395	76,312	100,836
Debt, current and long-term	25,954	21,686	19,267	22,340	20,255
Total shareholders’ equity/(deficit)	17,890	22,516	23,985	37,003	64,606

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

 D. Risk Factors

An investment in our shares involves a high degree of risk and our business faces significant risk and uncertainty. You should carefully consider the following information, together with the other information in this Annual Report and in other documents we file with or furnish to the SEC, before deciding to invest in or maintain an investment in any of our securities. Our business, as well as our financial condition or results of operations could be materially and adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The market price of our shares could decline as a result of any of these risks or uncertainties, and you could lose all or part of your investment.

Risks related to our business and operations

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss in the year ended June 30, 2020 of $5.1 million, following a loss in the three months ended June 30, 2019 of $1.4 million, a loss of $11.2 million for the year ended March 31, 2019, and a loss of $27.9 million for the year ended March 31, 2018. If we are unable to generate sufficient revenue from the operation of our businesses, generate sales of solar projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. If losses continue, and we are unable raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern.

We expect to require some combination of additional financing and/or solar development to execute our strategy to operate and grow our business.

Our business is capital intensive and our initiatives involve substantial and ongoing deployments of capital to capture the growth potential of our critical power services businesses and the development and sale of our solar projects. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As a result, we expect to require some combination of additional financing or solar development in order to execute our strategy and meet the operating cash flow requirements necessary to realize the benefits of our joint venture with Innovative Solar Systems, LLC (the “ISS Joint Venture”) and to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

As of June 30, 2020, we had an aggregate of $26.0 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern. In addition, we may be able to incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

If we fail to adequately manage our planned growth, our overall business, financial condition and results of operations could be materially adversely affected.

We have a forward order book of $15.4 million as at June 30, 2020, for our critical power services businesses, representing 32% of the $47.9 million revenue for the year ended June 30, 2020. These businesses are expected to continue to grow significantly over the next few years as they continue to capitalize on the market opportunities available in data centers, health care, and solar development, as further described in Item 4. Information on the Company – B. Business Overview of this Annual Report. We expect that this growth in activity will place significant stress on our operations, management, employee base and ability to meet working capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a negative impact on our business, financial condition or operating results.

Our ability to expand our operations to the commercial electronic vehicle segment is dependent on developing new business opportunities, meeting the requirements of new customers and timely performance of work in different market sectors.

In June 2020, we announced our plans to enter into the commercial electric vehicle market (“EV”) to provide sustainable energy solutions for light electric vehicles. We expect to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. Our EV segment will focus on new customers and new industries with which we do not currently do business as part of our business development efforts. As we develop these opportunities, we may face greater costs and we may need to devote more resources to obtain contract work. There can be no assurance that we will successfully identify new business opportunities, accurately estimate the time, cost and complexity of the work, achieve market acceptance of our services or that services provided by others will not render our services obsolete or noncompetitive or we will be able to timely complete the work or avoid cost overruns.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. As of June 30, 2020, we had trade payables of $4.8 million. At times, we have increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level, without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations. We could also face substantial liquidity problems and might be required to dispose of material assets or enter into economically unfavorable financing arrangements to meet creditor demands or risk not being able to continue as a going concern.

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

In the U.S., the Company has a portfolio of 32 utility-scale solar projects under development, representing a total electricity generating capacity of approximately 3,090 GWh/yr. In Australia, the Company has two under development with a generating capacity of approximately 54 GWh/yr. These projects are at varying stages of progress and will take many months or even years to sell, as further discussed in Item 4. Information on the Company – B. Business Overview of this Annual Report. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control. In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the project; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; and (vii) access to project financing (including debt, equity or tax credits) on sufficiently attractive terms or at all. Accordingly, the actual amount of proceeds of sale realized and the actual periods during which these proceeds are realized may vary substantially from our plans and projections. Our inability to realize cash from the sale of solar projects could have a material adverse effect on our financial position, results of operations or cash flows and create a risk that we will not be able to continue as a going concern.

Doing business through joint ventures is a key part of our business and any disagreements or discontinuations could disrupt our operations, put assets at risk or affect the continuity of our business.

Joint ventures, and in particular, the partnership with ITP Renewables in Australia, is a key part of how we do business. While a joint venture partner may provide local knowledge and experience, entering into joint ventures often requires us to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when we do not agree with the business goals and objectives of our partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of our relationship with the joint venture partner could disrupt our operations, put assets dedicated to the joint venture at risk, or affect the continuity of our business.

Strategic arrangements with joint venture partners could involve risks not otherwise present when we directly manage our operations, including, for example:

●	third parties may share certain approval rights over major decisions within the scope of the relationship;
●	the possibility that these third parties might become insolvent or bankrupt;
●	the possibility that we may incur liabilities as a result of an action taken by one of these third parties;
●	these third parties may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; and
●

disputes between us and these third parties may result in litigation or arbitration that would increase our expenses, delay or terminate projects and prevent our officers and directors from focusing their time and effort on our business.

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

We face a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by our solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

The electric power generated by our solar power projects may be sold under long-term PPAs with public utilities, licensed suppliers or commercial, industrial or government end users. In addition, our future projects may also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under our future contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our future power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

Furthermore, our PPAs may be subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected.

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

While we primarily target solar projects that are backed by fixed price power purchase agreements, we may acquire projects that sell electricity at wholesale market rates from commencement or that have PPAs that expire before the end of a project’s useful life. In these circumstances, our business is exposed to current wholesale electricity prices and expectations of future market electricity prices. In the event that these prices decline, or there is a decrease in market consensus forecasts, the demand for our solar projects and the profitability that they could generate may also decline commensurately, impacting our cash flow and earnings. Fossil fuel sources of electricity, such as natural gas-fired power plants, have traditionally been cheaper than solar power. If we are unable to compete successfully with other providers of electricity, or to enter into competitive PPAs, our cash flow from project sales and results of operations will be negatively affected. Furthermore, demand for PPAs from customers is subject to procurement practices that may change, and which could negatively affect the number or terms of the PPAs that our customers elect to enter into with us.

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

Our ability to generate cash flows and earnings relies on project investor demand for our solar projects. An increase in market interest rates in the countries in which we operate is likely to result in our project investors requiring higher rates of return on solar projects that they acquire from us. Rising interest rates in certain important countries in which we operate, such as the U.S. and Australia, have the potential to negatively impact our ability to achieve our earnings or cash flow targets.

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

Traditional forms of electricity generation using commodities such as natural gas and coal provide a source of competition for solar electricity. In the current volatile commodity price environment, these traditional forms of generation may be cheaper and more competitive than our solar projects in some cases. Our ability to generate cash flows and earnings relies on our success in sourcing potential solar projects from our project pipeline and selling them profitably to our investors. Increased competition from a prolonged low commodity price environment could impact the number of viable solar projects that we are able to purchase, resulting in a smaller project pipeline. In addition, such an environment could impact the competitiveness of our solar projects and the price at which we can sell them to our investors. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets.

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

Recent reduction to the U.S. federal income corporate tax rates may reduce the appetite of investors for project investments that are eligible for federal investment tax credit, and could therefore have a negative impact on our ability to secure capital at an attractive cost for our United States projects

Our business in the United States relies on the federal investment tax credit under Section 48 of the Internal Revenue Code (the “Code”). The recent U.S. federal income tax reform enacted under the Tax Cuts and Jobs Act included a substantial reduction to the federal income corporate tax rate.

The reform recently carried out in the United States has significantly reduced tax rates for corporations, which may have a negative effect on the appetite of investors for project investments that are eligible for the federal investment tax credit, and which therefore could have a negative impact on our ability to secure capital at an attractive cost for our United States projects. Such a reduction may diminish the appetite that investors have for utilizing the federal investment tax credit under Section 48 of the Code (the “ITC”). Because investors utilizing the ITC have been an important source of capital for solar energy projects in the US, including our projects, a decrease in investor appetite for utilizing the ITC in solar projects could have a substantial and negative effect on our ability to secure capital at an attractive cost for our United States solar projects.

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

The solar energy business is still at an early stage of development. If Photovoltaic (“PV”) technology proves unsuitable for widespread adoption, we may be unable to generate sufficient revenue to grow our business profitably. The attractiveness of PV technology is dependent on numerous factors, including: (i) the cost-efficiency and performance of solar-generated electricity compared to other energy sources, such as natural gas, wind, hydroelectric, geothermal and coal; (ii) the regulatory, legal and tax landscape for energy generation, distribution and consumption, which substantially affects the costs and returns associated with use of different energy sources; (iii) the availability or absence of environmental and energy incentives, credits, standards and attributes that seek to promote use of renewable energy technologies; and (iv) the level of competitiveness in the renewable energy industry generally.

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

We face competition in the growing renewable energy services market internationally as well as in the critical power services market in Australia from a large number of competitors. In the renewable energy services market our competitors include companies such as Cypress Creek Renewables, First Solar, NextEra Energy and 8minuteenergy in the U.S., and Overland Sun Farming, Edify Energy, Maoneng and Renew Estate in Australia.. In the critical power services market in Australia our competitors include Sulzer, Generator Power, MacFarlane, Wilkenm Hix and Electrospark.. Some of our competitors: (i) have substantially more financial, technical, engineering and manufacturing resources than we do to develop products that may compete favorably against our products; (ii) are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs; (ii) have substantial government-backed financial resources or parent companies with substantially greater depth of resources than available to us; (iii) may have longer and more established operating records than we do; or (iv) may have longer operating histories, greater name and brand recognition, access to larger customer bases or financing partners, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

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

We have limited experience in the development and sale of solar assets. The Company has successfully developed and sold [two solar projects] to date in the U.S., each of which commenced operation in 2017. In Australia, the Company sold 84 operating solar projects between 2017 and 2019. Our prospects of successfully completing the projects currently under development within the ISS Joint Venture and in Australia must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter and our failure to do so could have a material adverse effect on our business, financial condition, results of operations or cash flows.

 Our Australian critical power services workforce may become unionized resulting in higher cost of operation and reduced labor efficiency.

Part of our workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce, which includes 160 operational personnel, or 97% of our total workforce as of June 30, 2020. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past four years, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity. Should this occur, it could have a material adverse effect on our business, financial condition or results of operation.

Our inability to protect our intellectual property could adversely affect our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar solar technology services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others' intellectual property rights. Any claim we violated a third party's intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management's attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

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

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages. For example, as discussed further in Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings of this Annual Report, on February 26, 2018, Philip Comberg, our former Chief Executive Officer and director, filed a claim in the High Court of Justice Queen’s Bench Division in the U.K. against us and our subsidiary, VivoPower International Services Limited (“VISL”). Subsequently filed claim particulars stated that the claim is for declarations in respect of payments alleged to be due to Mr. Comberg, damages, restitution in relation to services allegedly rendered by Comberg, interest and costs. On April 9, 2018, we and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, we and VISL denied the claims made by Mr. Comberg and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. We and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL. On November 26, 2018, we and VISL agreed to a settlement of the counterclaims for an undisclosed amount, but no settlement has been reached with respect to Mr. Comberg’s claim. After aborted attempts at settlement, the matter was heard in the U.K. High Court in the first two weeks of March 2020. At the time of writing, the Company is still awaiting the verdict from the trial.

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

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage.

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and those acting on our behalf operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anticorruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Furthermore, compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the U.K., and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United States, U.K. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

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

 Our future success depends on our ability to retain our chief executive officer and other key executives.

We are highly dependent on Kevin Chin, our President and Chief Executive Officer, and other principal members of our management team. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact our business and results of operations.

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

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power products and services from some countries may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar power projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar power products and services is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other subsidies designed to benefit the solar industry. During 2017, 2018 and 2019, a decrease in solar power tariffs in many markets placed downward pressure on the price of solar systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power projects and solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Our future business depends in part on our ability to make strategic acquisitions, investments and divestitures and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations, or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows.

We may make acquisitions of solar energy systems and related businesses and joint ventures. The consummation and timing of any future acquisitions will depend upon, among other things, whether we are able to:

●	identify attractive acquisition candidates;
●	negotiate acceptable purchase agreements;
●	obtain any required governmental or third party consents;
●	obtain financing for these acquisitions on economically acceptable terms, which may be more difficult at times when the capital markets are less accessible; and
●	outbid any competing bidders.

Additionally, any acquisition involves potential risks, including, among other things:

●	mistaken assumptions about assets, revenues and costs of the acquired company, including synergies and potential growth;
●	an inability to secure adequate customer commitments to use the acquired systems or facilities;
●	an inability to successfully integrate the assets or businesses we acquire;
●	coordinating geographically disparate organizations, systems and facilities;
●	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;
●	mistaken assumptions about the acquired company's suppliers or dealers or other vendors;
●	the diversion of management's and employees' attention from other business concerns;
●	unforeseen difficulties operating in new geographic areas and business lines;
●	customer or key employee losses at the acquired business; and
●	poor quality assets or installation.

If we consummate any future acquisitions, our capitalization, results of operations and future growth may change significantly and our shareholders will not have the opportunity to evaluate the economic, financial and other relevant information we will consider in deciding to engage in these future acquisitions, which may not improve our results of operations or cash flow to the extent we projected.

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

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks Related to our Business and Operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of September 02, 2020, the trading price of our ordinary shares on Nasdaq was $8.88 per share. At certain points in the past year, the trading price of our ordinary shares on Nasdaq has fallen below $1.00 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

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

In connection with the preparation of our consolidated financial statements included in Item 17. Financial Statements of this Annual Report, we use certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements filed as part of this Annual Report, starting on page F-1. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our share price to decline.

Future sales of our ordinary shares may depress our share price.

Future sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Furthermore, the market price of our ordinary shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

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

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 60.3% of our outstanding ordinary shares at June 30, 2020 Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

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

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, and intellectual property and proprietary business information owned or controlled by ourselves or our customers. This data encompasses a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of our controls over the first three risks.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, breaches, interruptions due to employee error, malfeasance, lapses in compliance with privacy and security mandates, or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen.

Any such security breach or interruption, as well as any action by us or our employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where we conduct business, could result in enforcement actions by U.S. states, the U.S. federal government or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, which could harm our business and operations. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, our measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation, or GDPR, in 2016 to replace the current European Union Data Protection Directive and related country-specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While we have taken steps to comply with the GDPR, including such as reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

Further, unauthorized access, loss or dissemination of sensitive information could also disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business and damage our reputation, any of which could adversely affect our reputation and our business. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our products could be delayed.

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

We do not believe that we are a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we do not expect to become a PFIC. However, the determination of whether we are a currently, or may become in the future, a PFIC, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Because that factual determination is made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years

If we are a PFIC, U.S. holders of our ordinary shares would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our ordinary shares may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC, provided that such U.S. investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares. For more information related to classification as a PFIC, see Certain Material U.S. Federal Income Tax Considerations -- Passive Foreign Investment Company Considerations.

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

Most of our directors and the experts named in this Annual Report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgements obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. There may be doubt as to whether the courts of England and Wales would accept jurisdiction over and enforce certain civil liabilities under U.S. securities laws in original actions or enforce judgements of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere are likely to be unenforceable in England and Wales (an award for monetary damages under the U.S. securities laws may be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and appears to be intended to punish the defendant). The enforceability of any judgement in England and Wales will depend on a number of criteria, including public policy, as well as the laws and treaties in effect at the time. The United States and the U.K. do not currently have any treaties providing for recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters.

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

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus or other local health epidemics in the U.S., U.K., Australia and other regions we currently or may in the future operate in, and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments could have a material adverse effect on our business operations.

In early February 2020, the World Health Organization declared the outbreak of novel coronavirus, or COVID-19, a Public Health Emergency of International Concern. In an effort to limit the spread of the disease, the Australian and U.S. authorities took various emergency measures, including implementing travel bans, closing factories and businesses, and placing quarantine restrictions on high-risk areas. These measures prevented many of our employees from going to work for several weeks during the first quarter of 2020, which adversely impacted our business operations during that time. Many employees in the critical power services businesses were stood down and some roles were made redundant to cope with the sharp collapse in demand. While the majority of our employees have since resumed their normal working functions, any further outbreaks resulting in prolonged deviations from normal daily operations could further negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the U.S. and Australian economies have been adversely impacted in the first quarter of 2020 and beyond. Further, the spread of COVID-19 has caused severe disruptions in Australia and the U.S. and global economies and financial markets and could potentially create widespread business continuity issues of an as-yet unknown magnitude and duration. To the extent that COVID-19 or any health epidemic harms the Australian, U.S. and global economies in general, our results of operations could be adversely affected.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower International PLC (“VivoPower”, “We” or the “Company”) is an international solar and critical power services business with operations in the United Kingdom (“U.K.”), Australia and the United States of America (“U.S.”). The Company’s main activity is the provision of critical energy infrastructure generation and distribution solutions to a diverse range of government, commercial and industrial customers throughout Australia. It also engages in the development, construction, and sale of photovoltaic (“PV”) solar projects in Australia and the U.S. and to plans enter into the commercial electric vehicle market to provide sustainable energy solutions for light electric vehicles. VivoPower is a certified B Corporation.

VivoPower was incorporated on February 1, 2016 under the laws of England and Wales, with company number 09978410, as a public company limited by shares. At the time, it had subsidiaries in the U.K. and the U.S. and was, itself, a wholly-owned subsidiary of AWN Holdings Limited (“AWN”), an Australian public company traded on the Australian Securities Exchange under the symbol “AWN”.

On August 11, 2016, VivoPower entered into a Contribution Agreement with Arowana Inc., a Cayman Islands exempted company (“ARWA”), and AWN (as amended, the “Contribution Agreement”).

On December 28, 2016, the Company completed the transactions contemplated by the Contribution Agreement (the “Business Combination”), pursuant to which ARWA contributed cash to the Company in exchange for newly issued ordinary shares which shares were then distributed by ARWA to ARWA’s shareholders and warrant holders. Upon the closing of the Business Combination, we became a public company whose shares are listed on The Nasdaq Capital Market under the symbol “VVPR”.

Contemporaneously with the Business Combination, the Company completed the acquisitions of VivoPower Pty Ltd (“VivoPower Australia”) and Aevitas O Holdings Pty Ltd., the parent of Aevitas Group Limited (“Aevitas”), for a total cash consideration of $10.1 million. VivoPower acquired VivoPower Australia for aggregate consideration of $23.1 million, consisting of $0.6 million of cash and the remainder in shares of VivoPower International PLC. Aevitas was acquired for a cash consideration of $9.5 million.

VivoPower Australia was established on August 8, 2014 as a proprietary limited company in Australia. The primary business activity of VivoPower Australia is to invest in the origination, development, construction, financing, operation and optimization of solar electricity generation and storage facilities in Australia. Its initial majority shareholder was Hadouken Pty Limited (an entity associated with former VivoPower Australia management), with AWN subsequently acquiring an initial interest in VivoPower Australia on or around August 29, 2014 through its Arowana Australasian Special Situations Fund 1. Other shareholders included Aevitas, VivoPower Australia management as well as Arowana Energy Holdings Pty Ltd, a wholly-owned subsidiary of AWN. Following the Business Combination, 80.1% of VivoPower Australia’s ordinary shares are held by VivoPower International Services Ltd and 19.9% are held by Aevitas.

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

VivoPower received its B Corporation certification in April 2018.

In August 2020, VivoPower announced its plans to enter into the commercial electric vehicle (“EV”) market to provide sustainable energy solutions for light electric vehicles (“LEVs”). VivoPower expects to focus initially on servicing LEV customers in the mining and infrastructure sectors in Australia, before expanding globally in those sectors. VivoPower’s EV strategy is expected to include EV and battery leasing, critical power retrofits of premises (e.g. warehouses and depots) to enable optimised EV battery charging and microgrids and EV battery second life applications.

VivoPower has 25 subsidiary and associated entities, including VivoPower Australia and Aevitas. See “Item 4.C. Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

Corporate and Other Information

Our registered office is located at The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom. Our telephone number is +44-794-166-696 and our internet address is https://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the U.S. is CSC Global / The Law Debenture Trust. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B. Business Overview

VivoPower is an international solar and critical power services business and a certified B Corporation. The Company’s main activity is the provision of critical energy infrastructure generation and distribution solutions to a diverse range of government, commercial and industrial customers throughout Australia. It also engages in the development, construction, and sale of PV solar projects in Australia and the U.S. VivoPower is headquartered in London and has operations in the U.S., Australia and the U.K.

Management analyzes our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Solar Development is the development and sale of commercial, industrial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

VivoPower, through its wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to a customer base in excess of 700 active government, commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centers and solar farms.

J.A. Martin and Kenshaw are owned by VivoPower through a holding company called Aevitas, which was formed in 2013 and acquired by VivoPower in December 2016.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical, mechanical and non-destructive testing services.

J.A. Martin Electrical Pty Limited

Founded in 1968, J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years.

J.A. Martin operates from two premises in New South Wales, including a factory in Newcastle which manufactures and services customized industrial switchboards and motor control centers. It also has an office and workshop facility in the Hunter Valley for servicing the infrastructure, mining and industrial sectors.

J.A. Martin’s core competencies include: customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering; project management for mining, infrastructure and industrial applications; solar farm electrical contracting and engineering, procurement and construction (“EPC”); electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling. With 103 employees and a fleet of 76 vehicles, J.A. Martin has built a strong reputation throughout eastern Australia for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced almost 250 customers in the fiscal year ended June 30, 2020 across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health and safety and quality, as recognized by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

With their history and core business centered in the industrial and mining sector of New South Wales, J.A. Martin has taken a strong foothold in the Australian solar EPC market, focusing on the small and medium sized solar project segment of the market. Since commencement of its solar business in 2016, J.A. Martin has successfully and profitably completed over 100MW of solar projects. The Australian solar generation market is expected to experience strong growth over the coming years and J.A. Martin’s strategy has been to deliberately focus on the less competitive small and medium sized solar project segment of the market. According to the Australian Energy Market Operator (“AEMO”), 26GW of new utility-scale, grid-connected renewable energy assets will be required by 2040 to replace aging coal generators scheduled to be retired by that time. AEMO forecasts periods when up to 90% of energy demand in Australia’s National Electricity Market could be met by renewables in 2035. In addition, there is continued growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. J.A. Martin has recently completed the provision of electrical installation and services for its fourth solar farm, the 89MWdc Goonumbla Solar Farm near the town of Parkes, New South Wales, and has commenced work on three further solar projects. VivoPower believes that the business is very well positioned competitively to leverage the strong growth outlook for Australian solar.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2019	2018
		(unaudited)		(unaudited)

Electrical installation projects	11,420	11,009	774	1,030	8,375	6,165
Electrical service contracts	3,494	5,082	2,986	2,244	7,361	9,425
Electrical switchboard manufacturing	3,582	4,041	1,813	2,466	4,949	4,372
Total revenue	18,496	20,132	5,573	5,740	20,685	19,962

There is no material seasonality which impacts J.A. Martin, however in FY2020, the business has faced some operational disruptions due to the COVID-19 pandemic resulting in delays to commencement of several projects and completion of scheduled works and hence revenue recognition. With the majority of electrical equipment manufactured outside of Australia, the business has had to adapt to longer lead times from suppliers. The continued implementation of workplace health and safety best practices and adherence to public health directives has mitigated the impact of the pandemic to some degree and allowed the continuation of operations, but this has adversely affected profitability margins.

With over 50 years of history, J.A. Martin sources its supplies from a large number of domestic and international suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. These relationships are integral to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace.

With almost 250 active customers for the year-ended June 30, 2020, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a broad range of industries, operating from its facilities in Newcastle, New South Wales, and Canberra, Australian Capital Territory. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life-cycle for electric motors, power generators, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to a long-standing client base of over 500 customers ranging from data centers, hospitals, mining and agriculture to aged care, transport and utility services. It is well positioned to expand its capabilities to battery energy storage solutions.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; non-destructive testing services including asset management of critical plant and equipment using diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

A growing market for Kenshaw is the data center sector. The growing importance of big data, internet of things and cloud computing have seen data centers take on an increasingly prominent role – a trend accelerated by a surge in data storage and processing requirements resulting from increased levels of remote working during the COVID-19 pandemic. According to the H1 2020 Asia Pacific Data Center Trends report from CBRE Group, Inc, Sydney, Australia experienced a 76% increase in total data center capacity in the year to Q1 2020. This was the largest increase across the tier 1 data center markets in the Asia Pacific region, which includes Singapore, Hong Kong SAR, Tokyo and Sydney. VivoPower believes Kenshaw is benefiting from this growth through its long-term relationship with one of Australia’s leading data center companies.

A second key growth market for Kenshaw is hospitals and aged care facilities. Growth in aged care spending is driven by both increasing provider costs and growth in the number of people aged 70 and over (the eligible age for most aged care programs). According to the 2015 Intergenerational Report by the Australian Treasury Department, the number of Australians aged 70 years and over is expected to more than triple over the next 40 years, reaching around 7 million people by 2055. Kenshaw has built up significant experience through servicing longstanding customers such as Health Infrastructure New South Wales, Public Works Advisory, Hunter New England Health, Anglican Care and BUPA, for which it delivers customized critical back up power solutions and services as well as generator and thermal imaging services.

Continued contract wins in the active treatment hospital sector have also placed health care power infrastructure as a key priority for growth over the coming years. The New South Wales Government has committed a record AUD$10.1 billion over the four years to June 2023 for health infrastructure investment.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Year Ended June 30		Three Months Ended June 30		Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2019	2018
		(unaudited)		(unaudited)

Generator sales and installation	23,579	16,373	6,381	1,120	11,095	5,919
Generator service and non-destructive testing	4,199	4,384	1,178	1,091	1,744	1,786
Motor sales and overhaul	1,565	1,660	377	470	4,276	3,965
Total revenue	29,343	22,417	7,936	2,681	17,115	11,670

There is no material seasonality which impacts this business, however in FY2020, Kenshaw has faced some operational disruptions due to the COVID-19 pandemic resulting in delays to commencement of several projects and completion of scheduled works and hence revenue recognition. The majority of electrical equipment is manufactured outside of Australia, meaning the business has had to adapt to longer lead times from suppliers. Strict adherence to workplace health and safety best practices has mitigated the impact of the pandemic to some degree and allowed the continuation of operations in accordance with public health directives, but this has adversely affected profitability margins.

Kenshaw’s relationship with its primary suppliers enables it to sell and service their equipment as dealers or agents. It is a primary supplier and service agent for Cummins generators and WEG electric motors. Kenshaw also maintains long term relationships with other equipment manufacturers such as Siemens, Toshiba and Teco. This allows it to offer a complete solution to its clients with flexibility of product choice. While equipment manufacturers are vital to success, VivoPower believes it is the working relationships with all of its suppliers that allow Kenshaw to maintain a competitive advantage in delivering orders and projects.

For the year ended June 30, 2020, 69% (three months ended June 30, 2019: 76%; year ended March 31, 2019: 32%) of Kenshaw’s revenue was earned from one customer and this customer is expected to continue to provide significant revenue in future years. However, with almost 500 active customers for the year ended June 30, 2020, the business is not solely reliant on this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Solar Development

VivoPower’s strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we have partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we partnered with Innovative Solar Systems, LLC (“ISS”).

VivoPower Australia continues to engage in the development, construction, and sale of solar projects in Australia, leveraging the customer relationships of J.A. Martin and Kenshaw and providing a pipeline of EPC opportunities to J.A. Martin.

VivoPower USA assumed management control of its U.S. solar development joint venture in June 2020, having spent the prior 12 months initially focused on monetizing the projects in the portfolio, on an individual, group or whole of portfolio basis. VivoPower and its joint venture partner, ISS, were unable to align on monetization in relation to any of the projects. VivoPower subsequently engaged in a detailed review of the joint venture partner’s performance as a developer relative to the contractual agreement and decided to exercise its rights to assume management control of the joint venture. This was announced in June 2020 but took effect post balance sheet date. VivoPower USA intends to refocus and revitalize the remaining development programs for the joint venture projects in order to maximize the value of the portfolio with a view to future monetization.

Since long-term investors typically value projects on the basis of long-term internal rates of return (“IRR”), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost base than buying projects that are already developed. With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market. To achieve these returns, our strategy is to focus on managing capital in a disciplined manner during the early development stages and seeking strategic investors with a low cost of capital once projects achieve an advanced stage.

The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and (v) operation. Our business model is to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project.

Mid-stage development is focused on:

●

Transmission or Distribution Interconnection Queue and Study: Identification of a point of interconnection to the transmission or distribution system, obtaining a queue position with the relevant electric system operator, and completing at least one feasibility, screening, or system impact study (or equivalent). An interconnection study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

●

Environmental Impact Study and Permitting: Completion of an environmental impact study (or equivalent) is often a prerequisite to obtaining zoning/use permits or development approvals. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits before an interconnection is agreed with the relevant utility. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits or approvals for the construction and operation of our solar project.

The most important goal of the advanced stage is to obtain an interconnection agreement with the relevant electric system operator and a revenue contract to sell power, usually through a Power Purchase Agreement (“PPA”). Long-term PPAs range from 5 to 15 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets. More recently however, there have been investors prepared to acquire solar projects operating on a merchant basis without a PPA, given the ability to sell power into grids and make arbitrage profits.

A project in the advanced stage indicates a higher degree of confidence for successful completion. However, completion of a project may become unachievable during any stage of development for a variety of reasons including loss of land control, unsuitable studies, inability to obtain necessary permits or approvals, uneconomic or unavailable interconnection, or increased construction costs. Should a project be deemed not viable at any stage of development, the project will be discontinued. Accordingly, our focus is to continuously and rigorously evaluate project viability through the earlier development stages and identify projects which will not be viable as early as possible.

Once it has completed the advanced stage of development, a project is considered to be shovel-ready. At this point, VivoPower seeks qualified investors to purchase projects in order to maximize the return on our capital and opportunities from capital recycling. Potential purchasers are identified and engaged from those parties known to VivoPower, its development partners, previous investors, and generally within the renewable energy industry. In some cases, VivoPower may also opt to sell projects prior to completion of the advanced stage depending on investor interest and market conditions.

Depending on the purchasing party and their particular investment objectives and capabilities, VivoPower may enter into a development or project management agreement with them to manage construction on their behalf. During the construction stage, key contracts such as the PPA and interconnection agreements are finalized and executed (if not done previously). Costs to build and operate the project are determined with selected contractors, internal technical resources and engineers. All the definitive contracts between the project(s), financing parties and the EPC firm who will build the project will be executed, and after construction is completed, the project is commissioned and interconnected to the grid, achieving its commercial operations date (“COD”).

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realize revenues from the sale of power and/or environmental credits or certificates.

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

The solar industry, as well as the greater renewable energy and electricity industry, is also in the midst of a period of significant evolution. With more variable renewable resources being installed than ever before, electrical grid operators, utilities, retailers and consumers are demonstrating increasing appetite for battery energy storage technologies, both alongside renewable energy systems and on a standalone basis, to smooth or “firm” their electricity generation and demand profiles. At the same time, the cost to install energy storage assets, which was prohibitively high just a few years ago, is falling rapidly, resulting in increasingly attractive economics for battery systems. While VivoPower continues to pursue new solar projects, the Company is also accelerating its exploration of opportunities to develop storage assets, both combined with and separate from its solar developments.

VivoPower’s business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the Federal Energy Regulatory Commission (“FERC”), the U.S. Environmental Protection Agency (“EPA”), AEMO, regional organizations that regulate wholesale electrical markets, state agencies that regulate energy development and generation and environmental matters, and foreign governmental bodies that occupy roles similar to the foregoing.

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system owner based on the energy produced by their solar power system. Feed-in tariffs (“FITs”) pay solar system owners for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits and accelerated depreciation schedules permit an owner of a solar project to claim applicable credits and deduct depreciation from income on an accelerated basis on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

In addition, many states in the U.S. and Australia have adopted renewable portfolio standards or similar mechanisms which mandate that a certain portion of electricity delivered by utilities to their customers come from eligible renewable energy resources. Some states have significantly expanded their renewable portfolio standards in recent years.

Our business is also affected by trade policy and regulations. Examples include tariffs on solar modules and solar cells. Such tariffs can have a significant impact on the pricing and supply of solar cells and solar modules, and as a result impact the sale value and/or economic viability of projects.

Australia

VivoPower has developed and acquired a diverse portfolio of operating rooftop solar projects in Australia, totaling 2.8 MW across 85 sites in every Australian state and the Australian Capital Territory. These projects are fully contracted with commercial, municipal and non-profit customers under long-term PPAs. Pursuant to the Company’s strategy to recycle development capital, we have profitably monetized nearly all of these projects, having completed the sale of the Amaroo Solar Project (0.6 MW) in February 2018, the Express Power Portfolio of solar projects (0.2 MW) in September 2018, the Juice Capital Portfolio of solar projects (0.3 MW) in November 2018, and the Sun Connect Portfolio of solar projects (1.6 MW) between January and October 2019.

The sale of the remaining Sun Connect Portfolio projects in October 2019 was a significant event for the Company during the past financial year. The Sun Connect portfolio was acquired in December 2015 and originally consisted of 68 commercial and industrial sites totaling 1.6 MW spread across five Australian states, with PPA end dates between 2033 and 2035. The Company invested considerable time and effort to improve the portfolio including site performance evaluations, warranty replacements of faulty components and customer communication. Prior to sale of the remaining portfolio, a total of 15 sites were sold through individual transactions for gross proceeds of $305,000. In October 2019, the Company announced the sale of the remaining 53 projects for $1.1 million, which VivoPower believes reflects an attractive return on invested capital. Combined with proceeds from individual project sales and monthly PPA receipts, the sale represented a 2.0x multiple of invested capital and an unlevered IRR of 20.1% before tax over the life of the Company’s investment in the Sun Connect Portfolio.

VivoPower is continuing to develop and finance new small-to-medium-sized solar projects throughout Australia, both individually and with experienced partners. In July 2018, VivoPower entered into a definitive investment agreement with ITP for the development of a portfolio of utility-scale solar projects in New South Wales to an initial target of 50 MW. ITP is a global leader in renewable energy engineering, strategy and construction, as well as in energy sector analytics. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects will be developed on a merchant basis, with corporate offsite PPAs sought on an opportunistic basis during the development period.

To date, the Company has commenced development of two solar projects under the ITP investment agreement, the 15 MW Yoogali Solar Farm and the 5 MW Daisy Hill Solar Farm, both located in the Riverina region of New South Wales. Both projects are in advanced stages of development, and discussions are currently underway with various investors seeking to acquire the projects. Depending on the investor, VivoPower may remain involved to construct the project for a development fee to be agreed.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which VivoPower believes it can provide but also for the pipeline of potential EPC work it can provide to J.A. Martin.. Additionally, all projects jointly developed by VivoPower and ITP are designed with the option to add or include battery storage. As the cost of energy storage technologies continues to decline and revenue opportunities for grid-connected storage assets increase due to high levels of renewable penetration within the Australian electrical grid, the economic feasibility of batteries co-located with solar projects is likely to improve and provide additional value potential for these projects. This is expected to be a strategic opportunity for the Kenshaw arm of Aevitas, given its critical power credentials.

The Australian renewable energy market is expected to experience very strong growth over the coming years. According to AEMO, 26 GW of new utility-scale, grid-connected renewable energy assets will be required by 2040 to replace the nearly two-thirds of Australia’s aging coal generators scheduled to be retired in that time. Combined with investment in new transmission infrastructure and up to 19 GW in new energy storage technologies, including big batteries and pumped hydro, AEMO foresees periods when up to 90% of energy demand in Australia’s National Electricity Market could be met by renewables by 2035. VivoPower is well positioned to be involved in the continued growth in both solar and energy storage.

Already the world leader in residential solar penetration, Australia will continue to add home rooftop solar, while at the same time seeing a boom in larger-scale commercial, industrial and utility-scale installations over the coming decades. With new solar already far less expensive than building or extending the lives of existing coal and gas generators, and nearly cheaper than running existing coal, Australia’s solar boom is expected to continue even in the absence of any additional incentives or other legislation. This will be amplified by battery storage, which has now become economic without subsidies in most parts of Australia.

The Company believes that the combined project development, financing and construction expertise of VivoPower and J.A. Martin uniquely positions us as a broad-spectrum service provider to the fast growing Australian renewables market, with capabilities to develop, finance and deliver both grid-connected and behind-the-meter solar and energy storage solutions for a range of commercial, industrial, corporate and municipal customers.

United States

VivoPower’s key objective in the U.S. is to enhance the value of and then monetize its portfolio of U.S. solar projects.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of ISS. VivoPower invested in the ISS Joint Venture in April 2017 and secured a 50% economic ownership in a diversified portfolio consisting originally of 38 solar projects in nine states across the U.S. with a combined potential electrical generating capacity of 1.8 GW.

Under the terms of the ISS Joint Venture agreements, the Company committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2020, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables.

With respect to any sale, 2/3 of the first $15 million of cumulative gross proceeds of project sales are distributed to VivoPower, 1/3 of the following $15 million, and 50% thereafter.

Of the original 38 projects, 6 have been discontinued as we considered them less economically attractive versus other projects and did not want to invest further capital in them. A further 9 projects have had their development put on hold due to economic considerations subsequent to VivoPower assuming Manager and Developer responsibilities of the ISS Joint Venture in April 2020, as described below under “Recent ISS Joint Venture Developments”. The projects are in various stages of development as summarized below and all are being actively marketed for sale or further developed with an expectation of full realization within the next 12 to 24 months. The reflection of projects in fiscal years is based on the expected date the project will complete the advanced stage of development and be “shovel-ready” and is for indicative purposes only as projects may be sold at any stage of development. Whilst a significant number of projects have been discontinued or put on hold in the year ended June 30, 2020, the overall investment in the portfolio is not considered impaired, as the Company believes that the invested cost in the ISS Joint Venture will be recovered by project sales.

				Early Stage		Mid Stage			Advanced Stage
Project	State	Capacity (MW)	Development Stage	Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
FY2021 Solar Projects
TX 75	TX	55	Advanced	✓	✓	✓	✓	✓
TX 137	TX	28	Advanced	✓	✓	✓	✓	✓
TX 144	TX	82	Advanced	✓	✓	✓	✓	✓
TX 145	TX	62	Advanced	✓	✓	✓	✓	✓
TX 165	TX	62	Advanced	✓	✓	✓	✓	✓
TX 305	TX	41	Advanced	✓	✓	✓	✓	✓
KS 291	KS	34	Mid	✓	✓	✓	✓
OK 339	OK	69	Mid	✓	✓	✓	✓
KS 229	KS	69	Mid	✓	✓	✓
OK 267	OK	41	Mid	✓	✓	✓
Subtotal	10 Projects	543
FY2022 Solar Projects
TX 177	TX	34	Advanced	✓	✓	✓	✓	♦	♦
TX 195	TX	41	Advanced	✓	✓	✓	✓	♦	♦
TX 341	TX	28	Advanced	✓	✓	✓	✓	♦	♦
TX 207	TX	83	Mid	✓	✓	✓		♦	♦
NM 88	NM	87	Mid	✓	✓	✓	✓
TX 107	TX	93	Mid	✓	✓	✓	✓
TX 276	TX	55	Mid	✓	✓	✓	✓
TX 307	TX	55	Mid	✓	✓	✓	✓
SC 76	SC	21	Mid	✓	✓	✓
CO 239	CO	55	Early	✓		✓	✓
GA 83	GA	27	Early	✓		✓	✓
GA 86	GA	27	Early	✓		✓	✓
GA 90	GA	27	Early	✓		✓	✓
Subtotal	13 Projects	634
Projects On Hold*
GA 111	GA	27	On Hold - FY20	✓		✓	✓
SC 129	SC	28	On Hold - FY20	✓	✓	✓	✓
SC 132	SC	28	On Hold - FY20	✓	✓	✓	✓
WA 211	WA	56	On Hold - FY20	✓		✓	✓
KS 244	KS	34	On Hold - FY20	✓	✓	✓	✓
CO 269	CO	55	On Hold - FY20	✓	✓	✓	✓	✓
CO 320	CO	41	On Hold - FY20	✓	✓	✓	✓	✓
WA 370	WA	74	On Hold - FY20	✓		✓	✓
CO 371	CO	86	On Hold - FY20	✓	✓	✓		✓
Subtotal	9 Projects	429
Projects Discontinued
FL 78	FL	75	Discontinued - FY20
FL 168	FL	43	Discontinued - FY20
FL 330	FL	41	Discontinued - FY20
SC 97	SC	28	Discontinued - FY19
SC 84	SC	30	Discontinued - FY19
GA 112	GA	20	Discontinued - FY19
Subtotal	6 Projects	238
Total Active & Deferred	32 Projects	1,607
Total US Projects	38 Projects	1,844

♦ Project has completed Interconnection Studies and executed an Interconnection Agreement, however, studies and agreement will likely need to be redone.
* Development of these projects has been put on hold due to economic considerations.

Recent ISS Joint Venture Developments

On June 17, 2020, the Company announced that it had assumed management control of the ISS Joint Venture, and post balance date, it has taken over the Manager and Developer responsibilities of the ISS Joint Venture from Innovative Solar, LLC. This action was taken as the Company is of the considered view that Innovative Solar had materially breached the terms of the joint venture agreements and failed to cure that breach within a reasonable amount of time. The Company’s claim of material breach by Innovative Solar included the following claims:

●

Innovative Solar, as Developer of the ISS Joint Venture, had materially breached its duty to properly render services to the ISS Joint Venture in accordance with the provisions of the Development Services Agreement between Innovative Solar and the Innovative Solar Ventures I, LLC; and ISV I Management LLC (“ISV”), an affiliate of Innovative Solar, had materially breached its duties to manage the business of the ISS Joint Venture in accordance with the provisions of the Operating Agreement of the ISS Joint Venture.

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

C. Organizational Structure

VivoPower has 25 subsidiaries and associate undertakings (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at June 30, 2020.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Dormant
Amaroo Solar Pty Ltd.	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Dormant
SC Hco Pty Limited	Australia	100%	Dormant
SC Fco Pty Limited	Australia	100%	Dormant
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
J.A. Martin Electrical Pty Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
Yoogali Solar Farm Pty Ltd	Australia	60%	Operating company
Daisy Hill Solar Farm Pty Ltd	Australia	60%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Dormant

Associate and Joint Venture Undertakings	Incorporated	% Owned	Purpose
VVPR-ITP TopCo Pty Ltd	Australia	50%	Holding company
Innovative Solar Ventures I, LLC	United States	50%	Operating company

Notwithstanding only 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2020 is as follows:

Company	Office Location	Purpose
VivoPower Pty Ltd	Sydney, Australia	Solar development
J.A. Martin Electrical Pty Limited	Tomago, Australia	Head office, manufacturing, service
J.A. Martin Electrical Pty Limited	Gunnedah, Australia	Regional service
J.A. Martin Electrical Pty Limited	Mt Thorley, Australia	Regional service
Kenshaw Electrical Pty Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical Pty Limited	Canberra, Australia	Regional service

Effective April 1, 2019, the Company adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, as more fully discussed in Note 2.16 to the consolidated financial statements, adding $1.3 million to property, plant, and equipment representing right-of-use assets arising from operating leases. All amounts stated with respect to property, plant, and equipment from April 1, 2019, include the impact of this one-time adjustment and are separately identified as right-of-use assets (including motor vehicles held under lease liabilities) and therefore the balance of property, plant, and equipment at June 30, 2019, is not directly comparable to prior periods.

The Group has $2.5 million invested in property, plant, and equipment at June 30, 2020 (June 30, 2019: $3.0 million; March 31, 2019: $1.2 million; 2018: $1.9 million; 2017: $2.2 million). This includes plant and equipment of $0.5 million (June 30, 2019: $0.6 million; March 31, 2019: $0.4 million; 2018: $0.8 million; 2017: $1.2 million), motor vehicles of $0.5 million (June 30, 2019: $0.3 million; March 31, 2019: $0.5 million; 2018: $0.8 million; 2017: $0.6 million), computer equipment, fittings & equipment of $0.2 million (June 30, 2019: $0.3 million; March 31, 2019: $0.3 million; 2018: $0.3 million; 2017: $0.3 million), and right-of-use assets of $1.3 million (June 30, 2019: $1.8 million), representing leases for property and motor vehicles.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including, but not limited to, the risks discussed in this Annual Report in “Item 3. Key Information - D. Risk Factors” or in other parts of this Annual Report. Our audited consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are presented in U.S. dollars. Any amounts shown as at and for the year ended June 30, 2019 and three months ended June 30, 2018, are unaudited.

Note: we previously announced results for our fiscal year ended March 31, 2019 and comparative years. In 2019, we transitioned to report our results on a June 30 calendar year basis. As such, we are reporting herein audited results for the year ended, June 30, 2020, comparative year ended June 30, 2019 derived from our unaudited results, audited results for the transition period three months ended June 30 2019 unaudited comparative for the three months ended June 30 2018 and audited results for the years ended March 31, 2019, 2018 and 2017.

A. Operating Results

Overview

	Year Ended June 30
(US dollars in thousands)	2020	2019
		(unaudited)

Revenue from contracts with customers	48,710	43,545
Cost of sales	(40,885)	(37,452)
Gross profit	7,825	6,093
General and administrative expenses	(5,479)	(7,195)
Gain/(loss) on solar development	1,589	(2,668)
Depreciation of property and equipment	(898)	(411)
Amortization of intangible assets	(868)	(1,036)
Operating profit /(loss)	2,169	(5,217)
Restructuring & other non-recurring costs	(3,410)	(2,404)
Finance expense	(3,149)	(3,345)
Loss before income tax	(4,390)	(10,966)
Income tax	(713)	(353)
Loss for the year	(5,103)	(11,319)

Adjusted EBITDA	3,935	(3,770)

During the year ended June 30, 2020, the Group generated statutory revenue of $48.7 million, gross profit of $7.8 million, operating profit of $2.2 million and a net loss of $5.1 million. For the year ended June 30, 2019, the Group generated revenue of $43.5 million, gross profit of $6.1 million, operating loss of $5.2 million, and a net loss of $11.3 million.

Adjusted EBITDA for the year ended June 30, 2020 was a profit of $3.9 million, compared to a loss of $3.8 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses.

The results of operations for the year ended June 30, 2020 reflect a period of significant growth for the Critical Power Services business segment, primarily as a result of a number of new contracts for Kenshaw with data center and hospital sector customers. These have contributed to a $5.7 million growth in Critical Power Services revenues, to $48.6 million in the year ended June 30, 2020, compared to $42.9 million in the year ended June 30, 2019. Solar revenues of $0.1 million in the year ended June 30, 2020, resulted from Australian solar projects, which was lower than the $0.6 million generated for the year ended June 30, 2019 due to the cessation of distribution revenues from sold US projects.

The Group also recorded a net gain of $1.6 million on Solar Development projects, comprising a $2.3 million gain on sale of VivoRex, LLC in the U.S and a $0.5 million gain on the sale of Sun Connect portfolio in Australia, partly offset by a $1.2 million loss on discontinued projects in the ISS portfolio. The $2.7 million loss on Solar Development projects in the year ended June 30, 2019 related primarily to onerous contracts for future obligations to purchase Solar Renewable Energy Certificates (“SRECs”).

The results for the year ended June 30, 2020 also reflect savings of $1.7 million in general and administrative costs compared to the year ended June 30, 2019. There was significant effort to rationalize the cost base of the Solar Development business and Corporate Office segments in the year.

The results of operations for the year ended June 30, 2020 further reflect $3.4 million restructuring and other non-recurring costs. These comprise $1.0 million for legal and professional fees and $1.1 million provision for the expected outcome of litigation related to disputes with a former CEO, Dr. Philip Comberg. In addition, $0.2 million of costs were incurred for workforce reduction and $1.1 million costs related to detailed project review and investigation costs for the ISS joint venture portfolio whilst still under management and development responsibility of our joint venture partner, Innovative Solar Systems, LLC. Restructuring and other non-recurring costs are further described in Note 7 to the consolidated financial statements.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is all U.K. based corporate functions.

Total finance expense for the year ended June 30, 2020 was $3.1 million, compared to $3.3 million for the year ended June 30, 2019, with interest on convertible loan notes and preferred share financing in Critical Power Services of $1.6 million and interest on the $19.0 million Arowana shareholder loan of $1.2 million both in line with prior year. The reduction of $0.2 million compared to the prior year is a result of larger foreign exchange losses incurred in the prior year.

As at June 30, 2020, the Group’s current assets were $20.5 million (as at June 30, 2019: $36.3 million; as at March 31, 2019: $29.8 million), which was comprised of $2.8 million (as at June 30, 2019: $7.1 million; March 31, 2019: $4.5 million) of cash and cash equivalents, $1.0 million restricted cash (as at June 30, 2019: $0.6 million; March 31, 2019: $1.3 million), $12.6 million (as at June 30, 2019: $15.0 million; March 31, 2019: $10.4 million) of trade and other receivables, and $4.1 million (as at June 30, 2019: $13.5 million; March 31, 2019: $13.5 million) of assets held for sale related to the ISS Joint Venture portfolio, with the remainder of the portfolio not expected to be sold within a 12 month timeframe reclassified to non-current equity accounted investments.

Current liabilities were $19.7 million as at June 30, 2020, (as at June 30, 2019: $29.1 million; March 31, 2019: $20.8 million). The decrease results from a $5.5 million reversal of contract liabilities and accrued contract costs related to critical power contracts that were in process at June 30, 2019, and $4.0 million of amounts repaid via capitalization into the refinanced parent company loan on June 30, 2020, being accrued loan interest ($2.2 million) related party payables ($1.1 million) and short term related party loans ($0.8 million).

Current asset-to-liability ratio as at June 30, 2020 was 1.04:1 (as at June 30, 2019: 1.25:1; March 31, 2019: 1.43:1).

As at June 30, 2020, the Group had net assets of $17.9 million (as at June 30, 2019: $22.5 million; March 31, 2019: $24.0 million), including intangible assets of $29.8 million (as at June 30, 2019: $31.8 million; March 31, 2019: $32.4 million). Property, plant and equipment decreased from $3.0 million as at June 30, 2019 to $2.5 million as at June 30, 2020, reflecting depreciation less replacement capital expenditure.

Cash used for the year ended June 30, 2020, was $4.3 million, arising from cash outflow from operating activities of $4.6 million, cash generated by investing activities of $0.3 million, and cash inflow from financing activities of nil. At June 30, 2020, the Group had cash reserves of $2.8 million (June 30, 2019: $7.1 million; March 31, 2019: $4.5 million) and debt of $26.0 million (June 30, 2019: $21.7 million; March 31, 2019: $19.3 million), giving a net debt position of $23.1 million (June 30, 2019: $14.6 million; March 31, 2019: $14.7 million).

Cash flows from investing activities in the current year comprised $1.0 million proceeds from sale of Sun Connect Solar project assets in Australia and $0.4 million proceeds from sale of property, plant and equipment in Critical Power Services businesses, offset by purchase of $0.9 million of property, plant and equipment in Critical Power Services businesses and $0.3 million investment in Solar project assets in Australia.

Cash inflows from financing activities of net nil in the year ended June 30, 2020 comprising $1.3 million short term parent company loan, $0.3 million chattel mortgage borrowings and $0.3 million bank loans, offset by $0.3 million repayment of parent company loans, $0.4 million lease liability repayments, $0.3 million net repayment of debtor finance borrowings, $0.4 million net transfer to restricted cash, and $0.5 million finance expenses.

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Developments	Corporate Office	Total
Revenue	48,638	69	3	48,710
Costs of sales	(40,865)	(20)	-	(40,885)
Gross profit	7,773	49	3	7,825
General and administrative expenses	(2,745)	(469)	(2,265)	(5,479)
Gain/(loss) on solar development	41	1,548	-	1,589
Depreciation and amortization	(1,718)	(45)	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	(2,265)	2,169
Restructuring & other non-recurring costs	(124)	(1,296)	(1,990)	(3,410)
Finance expense - net	(1,436)	(9)	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	(5,959)	(4,390)
Income tax	15	(728)	-	(713)
Profit/(loss) for the period	1,806	(950)	(5,959)	(5,103)

Year Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Developments	Corporate Office	Total
Revenue	42,852	693	-	43,545
Costs of sales	(37,110)	(342)	-	(37,452)
Gross profit	5,742	351	-	6,093
General and administrative expenses	(2,798)	(1,671)	(2,726)	(7,195)
Gain/(loss) on solar development	(21)	(2,542)	(105)	(2,668)
Depreciation and amortization	(1,225)	(216)	(6)	(1,447)
Operating profit/(loss)	1,698	(4,078)	(2,837)	(5,217)
Restructuring & other non-recurring costs	(23)	(297)	(2,084)	(2,404)
Finance expense - net	(1,615)	(99)	(1,631)	(3,345)
Profit/(loss) before income tax	60	(4,474)	(6,552)	(10,966)
Income tax	(367)	14	-	(353)
Profit/(loss) for the period	(307)	(4,460)	(6,552)	(11,319)

Revenue

Revenue for the year ended June 30, 2020 increased $5.2 million to $48.7 million, from $43.5 million in the year ended June 30, 2019.

Revenue by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$47,917	$42,852
Other revenue	793	693
Total revenue	$48,710	$43,545

The sale of electrical products and related services is generated from our Australian-based Critical Power Services businesses, J.A. Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones and performance obligations are reached, the customer is invoiced, and the revenue is then recognized.

Revenue from electrical products and related services for the year ended June 30, 2020, of $47.9 million increased $5.1 million compared to the $42.9 million earned for the year ended June 30, 2019. This is primarily a result of new contracts for Kenshaw with data center and hospital sector customers.

Other revenue for the year ended June 30, 2020 comprised $0.7 million government grants to Critical Power Services operations as a result of the COVID-19 pandemic in Australia, and $0.1 million power generation income from Solar projects in Australia. Other revenue for the year ended June 30, 2019 included $0.4 million from the sale of SRECs purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost prior to their disposal in July 2018.

Revenue by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Australia	$48,710	$42,933
United States	-	611
Total revenue	$48,710	$43,545

Australian revenue of $48.7 million for the year ended June 30, 2020, is comprised of $48.6 million revenue from Critical Power Services provided by Kenshaw and J.A. Martin, and $0.1 million of power generation income from Australian solar projects. This compares to $42.9 million in the year ended June 30, 2019, comprising $42.8 million of revenue from Critical Power Services, and $0.1 million of power generation income from Australian solar projects.

The growth in Critical Power Services revenue in the year ended June 30, 2020, compared to the prior year, is primarily driven by the significant growth in larger scale projects such as data centers in the Kenshaw business.

U.S. revenue was nil for the year ended June 30, 2020. This compares to U.S. revenue of $0.6 million for the year ended June 30, 2019, which comprises other revenue from the sale of SREC’s ($0.3 million) and distribution of earnings from the NC Projects ($0.3 million).

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2020. Revenue recognized for this customer amounted to $20.4 million in the Critical Power Services segment.

Cost of Sales

Cost of sales by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$40,865	$37,110
Other revenue	20	342
Total cost of sales	$40,885	$37,452

Total cost of sales totaled $40.9 million for the year ended June 30, 2020, as compared to $37.5 million for the year ended June 30, 2019.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales and was $40.9 million for the year ended June 30, 2020, as compared to $37.1 million for the year ended June 30, 2019. The increase in total cost of sales was primarily driven by the revenue growth in Critical Power Services as described above.

The cost of sales related to other revenue was nil for the year ended June 30, 2020, and $0.3 million for the year ended June 30, 2019 comprising the cost of SREC purchases from the NC Projects.

Gross Profit

Gross profit by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Electrical products and related services	$7,052	$5,743
Other revenue	773	350
Total gross profit	$7,825	$6,093

The Company’s gross profit is equal to revenue less cost of sales and totaled $7.8 million for the year ended June 30, 2020, and $6.1 million for the year ended June 30, 2019.

The gross profit from electrical products and related services (the Critical Power Services business) was $7.1 million, which represents a gross margin of 14.5%. This compares to gross profit of $5.7 million for the year ended June 30, 2019, which represented a gross margin percentage of 13.4%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

The gross profit from other revenue of $0.8 million for the year ended June 30, 2020 relates to $0.7 million JobKeeper government grants for support payroll costs and retain employees in the Critical Power Services business during the COVID-19 pandemic, and $0.1 million power generation income from Australian solar projects.

Gross profit from other revenue of $0.4 million for the year ended June 30, 2019, related to $0.3 million distributions from NC-31 and NC-47 projects prior to their sale in July 2018, and $0.1 million power generation income from Australian solar projects.

General and Administrative Expenses

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Salaries and benefits	$3,431	$4,634
Professional fees	804	1,183
Insurance	698	587
Travel	57	57
IT licensing and support	234	263
Office and other expenses	255	471
Total general and administrative expenses	$5,479	$7,195

General and administrative expenses decreased by $1.7 million to $5.5 million for the year ended June 30, 2020, compared to $7.2 million for the year ended June 30, 2019. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

Salaries and benefits are $3.4 million for the year ended June 30, 2020, (year ended June 30, 2019: $4.6 million), or 62.6% (year ended June 30, 2019: 84.6%) of total general and administrative expenses. The reduction of $1.2 million was achieved in the Solar segment, where there was a reduction in average headcount to 6.2 full time equivalents in the year ended June 30, 2020 (year ended June 30, 2019: 9.9) in the U.S. and U.K., whilst administrative headcount and salary costs in the Critical Power Services segment remained largely unchanged despite growth in sales volumes in the segment. Key management personnel account for $1.2 million of the total salary and benefits expense for the year ended June 30, 2020.

Professional fees of $0.8 million for the year ended June 30, 2020, (year ended June 30, 2019: $1.2 million), or 14.7% (year ended June 30, 2019: 16.4%) of total general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees reduced due to cost saving measures implemented in the Solar segment.

Insurance expense of $0.7 million for the year ended June 30, 2020, (year ended June 30, 2019: $0.6 million) increased in the Corporate Office segment, as a result of increase in market premiums on group-wide policies.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses include office and meeting space rental, communication and marketing, bank fees and general office administrative costs. Travel, IT, office and other expenses reduced from $0.8 million in the year ended June 30, 2019, to $0.5 million in year ended June 30, 2020, due to cost savings in the Solar Development segment.

Gain/(loss) on Solar development

The gain on solar development for the year ended June 30, 2020, arose principally on the sale of VivoRex LLC. On July 02, 2019, the Company sold its 100% interest in VivoRex, LLC, a Solar segment entity, for $1 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million.

The Company also recorded a gain on sale of $0.5 million for Solar projects in Australia, related primarily to the sale of its 100% interest in SC OCo Pty Ltd, including the Sun Connect Solar portfolio, in October 2019. The gain on sale of $0.3 million, comprised proceeds $1.0 million, less disposal of $0.8 million net book value of intangible assets and $0.1 million other net liabilities. The Company also recorded a $1.2 million loss on discontinued solar development projects in the ISS Joint Venture.

The loss on solar development for the year-ended June 30, 2019, totaling $2.7 million includes a $1.9 million provision for onerous contracts related to future obligations for VivoRex LLC to purchase SRECs from the NC U.S. Solar Projects, prior to recognizing a gain on sale of VivoRex LLC in July 2019 as noted above. The loss on sale also includes a $0.2 million correction to the gain on the sale of Amaroo Australian Solar project reported in the prior year, an $0.8 million loss on discontinued ISS Joint Venture solar development projects, offset by a $0.4 million correction to the gain on sale of the NC Projects recorded in the prior year.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2020, was $2.5 million (June 30, 2019: $3.0 million).

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

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2020.

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

The CGU represented by Aevitas O Holdings Limited was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10.6% (June 30, 2019: 8.8%; March 31, 2019: 8.8%; 2018: 9.2%; 2017: 8.3%) and annual growth rate of 3.0% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.9% (June 30, 2019: 11.0%; March 31, 2019: 11.0%; 2018: 12.1%; 2017: 10.6%), an average annual growth rate in years 1-5 of 53% during the initial expansion phase, and a long term growth rate of 3.0% in year 6 onwards.

If the weighted average cost of capital had been 1% higher than management’s estimates, the Group would have had to recognize an impairment of $1.5 million. If project realizations in years 1-5 resulted in an EBITDA 10% below management’s estimates, the Group would have had to recognize an impairment of $0.9 million. If the long-term growth rate in year 6 onwards was 2% instead of 3%, the Group would have had to recognize an impairment of $1.2 million.

Restructuring and Other Non-Recurring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Corporate restructuring – legal and other fees	$1,031	$2,095
Corporate restructuring – litigation provision	1,104	-
Corporate restructuring – detailed review and investigation costs on solar projects	1,112	309
Corporate restructuring – workforce reduction	163	-
Total restructuring costs	$3,410	$2,404

During the year ended June 30, 2020 and the year ended June 30, 2019, the Company incurred further costs related to the restructuring measures commenced in the year ended March 31, 2018.

During the year ended March 31, 2018, the Company undertook a strategic restructuring of its business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have the most potential to generate profitability and return. Associated with this restructuring was the departure of a number of employees and contractors from our business. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations, including the Comberg Claims (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings”). Litigation provision represents the expected financial outcome of the court hearing held in March 2020 in relation to the Comberg Claims, based on our assessment of the elements of the Claims that we believe it is probable that we will not win. A ruling on the Claims examined in the March 2020 court hearing remains outstanding.

Cost of restructuring and terminating projects include the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons, and cost of detailed review and sales campaign for the ISS Joint Venture portfolio in the U.S.

Finance Expense

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding parent company loan with AWN, and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts.

In the year ended June 30, 2020, the Company incurred finance costs on the parent company loan of $1.7 million, interest on the Aevitas convertible preference share and loan notes of $1.2 million, interest and fees on debtor invoice financing in Critical Power Services of $0.2 million, and interest on lease liabilities of $0.1 million.

In the year ended June 30, 2019, the Company incurred provision discount unwinding costs following the recognition on March 31, 2019, of a $1.9 million onerous contract provision related to future obligations to purchase SRECs from the NC Projects.

The components of net finance expense are as follows:

	Year Ended June 30
(US dollars in thousands)	2020	2019 (unaudited)
Shareholder loan	$1,653	$1,573
Convertible preference shares and loan notes	1,185	1,185
SolarTide loan	-	42
Debtor invoice financing	174	317
Interest on leases	95	158
Provision discount unwinding	-	42
Other finance costs	75	30
Foreign exchange	(33)	181
Total net finance expenses	$3,149	$3,348

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

Income Tax

We are subject to income tax for the year ended June 30, 2020 at rates of 19%, 21%, and between 27.5% and 30% in the U.K., the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At June 30, 2020 and 2019, we did not have any uncertain tax positions that would impact our net tax provision.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Revenue from contracts with customers	$13,617	$9,111
Costs of sales	(11,960)	(7,446)
Gross profit	1,657	1,666
General and administrative expenses	(1,291)	(2,079)
Gain on solar development	38	(4)
Depreciation and amortization	(437)	(411)
Operating profit/(loss)	(33)	(829)
Restructuring and other non-recurring costs	(525)	(40)
Finance expense – net	(796)	(842)
Loss before income tax	(1,354)	(1,711)
Income tax	(92)	12
Loss for the period	$(1,446)	$(1,699)

The following are the results of operations for the three months ended June 30 by reportable segment:

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$13,484	$133	$-	$13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on solar development	5	41	(8)	38
Depreciation and amortization	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring and other non-recurring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	$171	$(230)	$(1,387)	$(1,446)

Three Months Ended June 30, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$8,416	$695	$-	$9,111
Costs of sales	(7,294)	(152)	-	(7,446)
Gross profit	1,122	543	-	1,665
General and administrative expenses	(662)	(721)	(696)	(2,079)
Loss on solar development	(4)	-	-	(4)
Depreciation and amortization	(375)	(34)	(2)	(411)
Operating profit/(loss)	82	(212)	(698)	(828)
Restructuring and other non-recurring costs	-	-	(40)	(40)
Finance expense – net	(256)	(164)	(422)	(842)
Loss before income tax	(174)	(377)	(1,160)	(1,711)
Income tax	8	4	-	12
Loss for the period	$(166)	$(373)	$(1,160)	$(1,699)

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

Australian revenue of $13.5 million for the three months ended June 30, 2019, is comprised of revenue from critical power services provided by Kenshaw and J.A. Martin. This compares to $8.5 million in the three months ended June 30, 2018, comprising $8.4 million of revenue from Critical Power Services, and $0.1 million of power generation income from Australian solar projects.

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

General and Administrative Expenses

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Salaries and benefits	$923	$1,333
Professional fees	181	340
Insurance	150	101
Travelzg	36	44
IT licensing and support	61	104
Office and other expenses	77	157
Change in accounting policy	(137)	-
Total general and administrative expenses	$1,291	$2,079

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

Salaries and benefits are $0.9 million for the three months ended June 30, 2019, (three months ended June 30, 2018: $1.3 million), or 71.5% (three months ended June 30, 2018: 66.7%) of general and administrative expenses. The reduction of $0.4 million is in the Solar segment, due to reduction in headcount in the U.S. and U.K., partly offset by a marginal increase in the Critical Power Services segment, where headcount has increased to support the growing operations. Key management personnel account for $0.5 million of the total salary and benefits expense for the three months ended June 30, 2019.

Professional fees of $0.2 million for the three months ended June 30, 2019, (three months ended June 30, 2018: $0.3 million), or 14.0% (three months ended June 30, 2018: 16.4%) of general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees reduced due to cost saving measures implemented.

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

A $0.1 million credit adjustment was recorded in the three months ended June 30, 2019, resulting from reversal of operating lease charges arising on the change of accounting policy described in Note 2.16 to the consolidated financial statements. It was not possible to ascertain the element of the adjustment that relates to cost of sales, accordingly the adjustment is shown in general and administration expenses.

Gain(loss) on Solar development

The gain on solar development for the three months ended June 30, 2019, arose principally on the sale of Australian solar assets comprising the Sun Connect portfolio.

Depreciation and amortization

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. The net book value of assets held as of June 30, 2019, was $3.0 million.

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the three months ended June 30, 2019, following the impairment review as of June 30, 2019.

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

During the three months ended June 30, 2019, the Company incurred further costs related to the restructuring measures commenced in the year ended March 31, 2018.

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

The components of finance expense are as follows:

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Shareholder loan	$387	$402
Convertible preference shares and loan notes	307	256
SolarTide loan	-	164
Debtor invoice financing	51	-
Interest on leases	22	-
Provision discount unwinding	42	-
Other finance costs	6	20
Foreign exchange	(19)	12
Total net finance expenses	$796	$842

Income Tax Expense

We were subject to income tax for the three months ended June 30, 2019 at rates of 19%, 22.6%, and 30% in the U.K., the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, and for net operating loss and tax credit carry forwards.

We recognized the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position were then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At June 30, 2019, we did not have any uncertain tax positions that would impact our net tax provision.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Year Ended March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$37,800	$1,236	$-	$39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on solar development	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring and other non-recurring costs	(8)	7	(2,016)	(2,017)
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	-	-
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Loss before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	$(576)	$(4,245)	$(6,402)	$(11,223)

Year Ended March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$31,807	$1,840	$-	$33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on solar development	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring and other non-recurring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Transaction costs	-	-	-	-
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	$(571)	$(20,902)	$(6,406)	$(27,879)

Year Ended March 31, 2017 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$5,614	$26,636	$-	$32,250
Costs of sales	(4,948)	(29)	-	(4,977)
Gross profit	666	26,607	-	27,273
General and administrative expenses	(598)	(4,544)	(4,174)	(9,316)
Gain on solar development	-	-	-	-
Depreciation and amortization	(646)	(4)	(1)	(651)
Operating profit/(loss)	(578)	22,059	(4,454)	17,306
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense – net	(363)	(174)	(50)	(587)
Profit/(loss) before income tax	(941)	21,885	(10,025)	10,919
Income tax	294	(6,078)	446	(5,338)
Profit/(loss) for the year	$(647)	$15,807	$(9,579)	$5,581

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

The sale of electrical products and related services is generated from our Australia-based Critical Power Services businesses, J.A. Martin and Kenshaw, and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced, and the revenue is then recognized. The revenue reported for Critical Power Services for the years ended March 31, 2019 and 2018, represent twelve months of operation, whereas for the year ended March 31, 2017, it represents only three months of operation as the business was acquired on December 29, 2016.

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

Australian revenue of $37.9 million for the year ended March 31, 2019, is comprised of $37.8 million revenue from critical power services provided by Kenshaw and J.A. Martin and $0.1 million of power generation income from Australian solar projects. This compares to $32.0 million in the prior year, comprising $31.7 million of revenue from Critical Power Services, $0.2 million of miscellaneous other revenue earned by Critical Power Services, and $0.1 million of power generation income from Australian solar projects. This also compares to total Australian revenue of $5.7 million in the year ended March 31, 2017, comprised of $5.6 million of power service revenue provided by J.A. Martin and Kenshaw in the three months of operation following acquisition on December 29, 2016, and $0.1 million of power generation income from Australian solar projects.

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

Revenue in the U.K. for the year ended March 31, 2017, was earned from a one-time global preferred supplier arrangement with one supplier that was recognized as revenue when the legal obligation to pay had been satisfied.

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

Gross Profit

The Company’s gross profit is equal to revenue less cost of sales and totaled $6.3 million (2018: $5.1 million; 2017: $27.3 million) for the year ended March 31, 2019. Gross profit by product and service is as follows:

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

The SRECs purchased from NC-31 are being sold in the wholesale market and incurred a loss on sale of $0.1 million in the current year. The realized losses have made it apparent that the Company it is unlikely for future SRECs purchases to be sold at or above cost. Accordingly, a $1.9 million onerous contract provision has been recorded in the year ended March 31, 2019. This provision is recorded in gain/loss on solar development, as described below. The SRECs purchased from NC-47 that are sold to a commercial customer under a five-year contract are sold at a cash loss of $0.1 million per year. An onerous contract provision for the remaining four years of the contract, totaling $0.4 million, was recognized in the prior year. Unwinding of the provision in the current year has offset cash losses on released sales of NC-47 SREC’s, resulting in nil impact on gross profit.

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

The reduction in these expenses primarily resulted from cost cutting measures undertaken in the Solar and Corporate business segments which generated $3.2 million savings in salaries and benefits and professional fees. Also, the Company made a $1.6 million saving from non-recurrence of one-off of third-party consulting fees recharged to the Company by AWN in the prior year, related to our solar development business.

The general and administrative expenses for the year ended March 31, 2017, are not directly comparable, as Aevitas and VivoPower Australia were acquired on December 29, 2016, and accordingly only three months of operations for these were included in the results reported for the year ended March 31, 2017, compared to a full twelve months in the years ended March 31, 2018 and 2019.

Salaries and benefits are $5.0 million (2018: $6.4 million), or 65.2% (2018: 50.1%) of general and administrative expenses. Key management personnel account for $2.7 million (2018: $2.6 million) of the total salary and benefits expense. The reduction of $1.4 million comprises a $1.7 million reduction in the Solar segment, due to reduction in headcount in the U.S. and U.K., partly offset by a $0.3 million increase in the Critical Power Services segment, where headcount has increased to support the growing operations.

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

(Loss)/Gain on Solar development

The loss on solar development for the year-ended March 31, 2019, totaling $2.6 million is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase SRECs from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

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

As a result of the sale of VivoRex, LLC, on July 2, 2019 as discussed in Note 29 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on solar development subsequent to year-end.

During the year ended March 31, 2019, three projects within the ISS joint venture were abandoned as they became uneconomic to develop further.

The total gain on solar development for the year ended March 31, 2018 of $1.3 million arose in the Solar Development segment of the business from the sale of the Amaroo solar project in Australia ($1.1 million gain) and the disposal of property and equipment assets by the Aevitas business ($0.2 million gain).

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

The gain of $0.2 million reflected in the Critical Power Services segment of the business, relates to a gain on solar development within the Critical Power Services business comprised of numerous small sales of surplus vehicles as part of on-going fleet upgrade and renewal and sale of scrap materials.

Depreciation

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. The net book value of assets held as of March 31, 2019, was $1.2 million (2018: $1.9 million, 2017: $2.2 million).

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year ended March 31, 2019. following the impairment review as of March 31, 2019. Following the impairment review as of March 31, 2018, a goodwill impairment charge of $11.1 million was recorded for the year ended March 31, 2018, as further discussed below in this section under “Impairment of Goodwill.”

Restructuring and Other Non-recurring Costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

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

VivoPower Australia is a separate CGU for which goodwill was tested for impairment as at March 31, 2019 and 2018. The recoverable amount at March 31, 2018 was determined based on the present value of estimated future cash flows discounted at 12.1% for cash flows budgeted for the year ended March 31, 2019 and 15.1% for forecast cash flows thereafter. The Company’s strategic shift in Australia to the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects, away from our previous strategy of acquiring small developed roof-mounted solar projects from third-party developers to sell to long term owners, while expected to be more profitable in the longer-term, presents a higher degree of execution risk in the short-term as suitable opportunities need to be identified, secured and developed. In addition, the Company’s cost of capital and expected return from such projects has increased as limited capital is prioritized to the best opportunities.

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

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018	2017
AWN loan	$1,588	$1,636	$171
Convertible preference shares and loan notes	1,284	1,220	358
DEPCOM loan	206	217	-
Debtor invoice financing cost payable	164	-	-
Motor vehicle lease liabilities	1	55	6
Bank loan on Amaroo solar project sold during the year	-	17	5
Other finance costs	-	156	58
Foreign exchange	-	94	2
Total finance expenses	$3,243	$3,395	$600

Income Tax Expense

We were subject to income tax for the year ended March 31, 2019 at rates of 19%, 22.6%, and 30% in the U.K., the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

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

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for solar power. Our business and revenues depend on the demand from investors and offtakers for solar power. The market demand for solar power is heavily influenced by a range of factors that include the relative costs of alternative sources of power, the cost of equipment and construction, transmission and distribution resources, governmental economic, fiscal, and political polices at both the federal and state levels in both the U.S. and Australia, as well as global economic and political factors affecting the cost, availability, and desirability of other energy sources. See “Item 3.D. Risk Factors” and “Item 4.B. Business Overview”.

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

Policy incentives for renewable energy assets. U.S. and Australian federal, state and local governments have established numerous incentives and financial mechanisms, including tax incentives, to reduce the cost of renewable energy and spur the development of energy from renewable, non-carbon–based, sources. Some of the major tax incentives applied in our projects are, among others, ITC and accelerated depreciation under the Modified Accelerated Cost Recovery System (“MACRS”). Some of the other major incentives which benefit our projects include SRECs, LGCs, net metering statutes and feed-in tariff schemes. Appetite for tax incentives on the part of investors in solar projects can be subject to change, particularly as a result of decreases in corporate tax rates such as those enacted in the U.S. recently, or other changes in tax frameworks.

Currency fluctuations. We conduct business in the U.S., Australia and the U.K. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound and the Australian dollar.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the year ended June 30, 2020 have been cash generated by our operating activities in the Critical Power Services segment, $1.0 million proceeds from the sale of the Sun Connect Solar projects in Australia, a $1.3 million short-term shareholder loan, $0.3 million in bank loans and $0.3 million chattel mortgages for motor vehicle purchases. Our principal uses of cash have been financing costs of $0.5 million, $0.1 million repayment of leases, loans from related parties and reduction in debtor finance facilities, capital expenditure of $0.9 million in the Critical Power Services segment and $0.3 million in the Solar segment, and working capital and general corporate purposes. The timing of our development activities, including the timing of investments, capital deployments and sales of assets, can vary substantially and therefore have a substantial effect on our cash position and liquidity.

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

Our principal sources of liquidity in the year ended March 31, 2017 were cash generated from operations, net cash proceeds $11 million generated by listing on NASDAQ and $19.8 million from inception of a parent company loan from AWN. Our principal uses of cash were for acquisitions of Aevitas, investment in capital projects, operations and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2020, the three months ended June 30, 2019 and the years ended March 31, 2019, 2018 and 2017:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018	2017

Net cash provided by (used in) operating activities	(4,573)	2,188	(1,565)	8,897	6,376
Net cash used in investing activities	294	(316)	11,856	(16,618)	(26,736)
Net cash provided by (used in) financing activities	22	744	(7,635)	(1,310)	31,302
Total cash flow	(4,257)	2,616	2,656	(9,031)	10,942

Operating Activities

Our net cash outflow from operating activities in the year ended June 30, 2020, was $4.6 million. This was attributable to a net outflow from working capital movements of $3.1 million and a net cash outflow after tax from operations of $1.5 million. The working capital movements of $3.1 million comprise a decrease in trade and other payables of $6.9 million, offset by a decrease of trade and other receivables of $2.4 million and an increase in provisions of $1.3 million. The $1.5 million outflow after tax from operations consists of the $5.1 million loss, other non-cash and non-operating components of earnings including $3.1 million of finance expense, $1.6 million gain on solar development, $1.8 million depreciation and amortization, and $0.1 million increase in equity instruments, and tax payments of $0.5 million.

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

Our net cash outflow from operating activities in the year ended March 31, 2019, was $1.6 million. This was attributable to a net inflow of $0.5 million from working capital movements, offset by the net cash used by operations of $2.1 million. The working capital movements of $0.5 million comprised an increase in trade and other payables of $3.8 million, offset by an increase of trade and other receivables of $2.5 million and reduction in provisions of $0.7 million. The $2.1 million used by operations consists of the $11.2 million loss, reduced by $0.9 million non-cash income tax expense, $2.6 million loss on solar development, and other non-cash and non-operating components of earnings including $3.2 million of finance expense, $1.4 million depreciation and amortization, and $0.8 million increase in equity instruments.

Our net cash generated from operating activities in the year ended March 31, 2018, was $8.9 million. This net cash inflow was primarily attributable to collection of trade and other receivables of $11.5 million and an increase in trade and other payables and provisions of $7.0 million, offset by the net cash used by operations of $9.6 million. This $9.6 million used by operations consisted of the $27.9 million loss, increased by $6.3 million non-cash income tax expense and $1.4 gain on solar development, and reduced by other non-cash and non-operating components of earnings including $10.2 million impairment of assets, $11.1 million impairment of goodwill, $3.4 million of finance expense, and $1.3 million depreciation and amortization.

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

Investing Activities

In the year ended June 30, 2020, net cash generated by investing activities of $0.3 million comprised capital expenditure on property, plant and equipment of $0.9 million in the Critical Power Services segment and Solar project capital expenditure $0.3 million in Australia, offset by $1.0 million proceeds on sale of the Sun Connect Solar portfolio in Australia and $0.4 million proceeds on sale of property, plant and equipment in the Critical Power Services segment.

In the three months ended June 30, 2019, net cash used in investing activities of $0.3 million comprised $0.4 million capital expenditure in the Critical Power Services businesses, offset by $0.1 million proceeds on sale of solar projects in the Sun Connect portfolio in Australia.

Net cash generated by investing activities in the year ended March 31, 2019 of $11.9 million (2018: used $16.7 million, 2017: used $26.7 million) consisted of $12.0 million (2018: nil, 2017: nil) proceeds on sale of the NC Projects, a $0.2 (2018: $14.1, 2017: nil) million investment in the ISS Joint Venture, $nil (2018: $3.5 million, 2017: $18.1 million) investment in the NC Projects, purchase of $0.2 million (2018: $0.6 million , 2017: $0.1 million ) of operating assets in the Critical Power Services businesses, $0.1 million (2018: $0.8 million, 2017: nil) investment in solar projects in Australia, offset by $0.5 million (2018: $2.3 million , 2017: nil) proceeds on solar development, principally the sale of the Juice Capital solar project assets in Australia (2018: Amaroo solar project in Australia).

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. Over the course of the year ended June 30, 2020, the Company contributed nil (three months ended June 30, 2019: nil, year ended March 31, 2019: $0.2 million; year ended March 31, 2018: $12.9 million) to the ISS Joint Venture. To June 30, 2020, the Company has contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables. To June 30, 2020, six projects have been discontinued, resulting in a cumulative reduction in the invested value of $ 2.0 million,

During the year ended March 31, 2018, a final $3.6 million was paid to complete to complete the funding of the NC Projects, one of which was fully operational as of March 31, 2017, and the second was fully operational in May 2017.

There was no acquisition activity in the years ended June 30, 2020, March 31, 2018 and 2019, or three month period ended June 2019. In the year ended March 31, 2017, we consummated two acquisitions for a total $10.1 million, or $8.6 million net of cash acquired. These acquisitions were the Aevitas Group of Companies for cash consideration of $9.5 million, or $8.2 million net of cash acquired, and VivoPower Pty Ltd for cash consideration of $0.6 million, or $0.3 million net of cash acquired.

The companies acquired in the year ended March 31, 2017 and added to the Group were as follows:

 Aevitas Group of Companies

	Incorporated	% Owned	Purpose
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	99.9%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
J.A. Martin Electrical Pty Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company

 VivoPower Pty Ltd

	Incorporated	% Owned	Purpose
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Holding company
VVP Project 2 Pty Limited	Australia	100%	Dormant
Amaroo Solar Tco Pty Limited	Australia	100%	Holding company
Amaroo Solar Hco Pty Limited	Australia	100%	Holding company
Amaroo Solar Fco Pty Limited	Australia	100%	Holding company
Amaroo Solar Pty. Ltd.	Australia	100%	Operating company
SC Tco Pty Limited	Australia	100%	Holding company
SC Hco Pty Limited	Australia	100%	Holding company
SC Fco Pty Limited	Australia	100%	Holding company
SC Oco Pty Limited	Australia	100%	Operating company
ACN 613885224 Pty Limited	Australia	100%	Dormant
VivoPower Singapore Pte Limited	Singapore	100%	Operating company
V.V.P. Holdings Inc.	Philippines	40%	Holding company
VivoPower Philippines Inc.	Philippines	64%	Operating company
VivoPower RE Solutions Inc.	Philippines	64%	Operating company

Financing Activities

Cash generated from financing activities for the year ended June 30, 2020, was nil. This comprised $0.5 million finance expenses, $0.4 million lease repayments in Critical Power Services businesses, $0.3 million repayment of related party loans, $0.3 million net repayments against the debtor finance facility in Critical Power Services businesses and $0.4 million funding of restricted cash, primarily project bank guarantees in Critical Power Services, as discussed in Note 16 to the consolidated financial statements. The cash outflows were partly offset by a $1.3 million short-term bridging shareholder loan, $0.3 million bank loans provided to Critical Power Services businesses and $0.3 million chattel mortgages for vehicles.

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

Cash used by financing activities for the year ended March 31, 2019, was $7.6 million. This cash outflow for the current year was primarily due to financing expense of $3.2 million, a $1.5 million repayment of shareholder loans from AWN, $2.0 million repayment of the DEPCOM Loan, $1.3 million funding transfers to restricted cash accounts, and a net $0.3 million of additional lease liabilities for motor vehicles within the Critical Power Services businesses. Financing activities for the year also included advance of $4.0 million from the purchaser of the NC Projects in the form of a loan pending satisfaction of conditions precedent to the final sale of the projects, at which time the $4.0 million previously advanced was repaid by deduction from the final proceeds.

Cash used by financing activities for the year ended March 31, 2018, was $1.3 million. This cash outflow was primarily due to financing expense of $3.4 million and a $1.0 million bank loan repayment on the sale of the Amaroo solar project in Australia, offset by $2.0 million proceeds on the DEPCOM Loan and a $0.8 million short-term loan from AWN, and a net $0.3 million of additional lease liabilities for motor vehicles within the Critical Power Services businesses.

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

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2017

Current liabilities:
Debtor financing	508	901	751	-	-
Lease liabilities	641	660	136	285	145
SolarTide, LLC loan	-	-	-	2,000	-
Short-term shareholder loan	-	766	-	770	-
Shareholder loan – payments due next 12 months	-	-	-	900	-
Bank loan	66	-	-		90
Chattel mortgage	51	-	-	-	-
Bank loan on Amaroo solar project	46	-	-	-	-
	1,312	2,327	887	3,955	235
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	23,401	18,242	18,242	18,092	18,992
Lease liabilities	714	1,117	138	293	95
Bank loan	278	-	-	-	-
Chattel mortgage	249	-	-	-	-
Bank loan on Amaroo solar project	-	-	-	-	933
	24,642	19,359	18,380	18,385	20,020
Total borrowing	25,954	21,686	19,267	22,340	20,255

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its Critical Power Services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. Net drawdowns on the facility at June 30, 2020 totaled $0.5 million.

J.A. Martin and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the year ended June 30, 2020, $0.1 million of new leases were added and $0.3 million of payments were made. The obligation for future minimum lease payments under the facility are as follows:

	Minimum lease payments				Present value of minimum lease payments
	As at June 30		As at March 31		As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2020	2019	2019	2018

Amounts payable under lease liabilities:
Less than one year	695	692	147	291	649	660	136	285
Later than one year but not more than five	759	1,299	143	327	708	1,117	138	293
	1,454	1,991	290	618	1,356	1,777	274	578
Future finance charges	(98)	(214)	(16)	(40)	-	-	-	-
Total obligations under lease liabilities	1,356	1,777	274	578	1,356	1,777	274	578

In June 2020, the Company refinanced its shareholder loan due to AWN Holdings Limited (“AWN”), the Company’s majority shareholder, capitalizing current and non-current shareholder loans, accrued interest and related party trade payables, into a new shareholder loan of initial principal $23.3 million plus capitalized costs.

The new shareholder loan bears interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. However, no interest or line fee settlements are required until after a corporate liquidity event has occurred. No repayment of principal is required until July 2021, and then is repayable in 9 equal monthly instalments until March 2022. Security granted to AWN comprises a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC

In February 2020, the Company agreed an unsecured bridging loan with AWN to provide additional liquidity to the Company. Interest on the loan was charged at 10.0% per annum. A total of $1.3 million was advanced to the Company under the bridging loan, which was capitalized, including interest thereon, into the refinanced shareholder loan, in June 2020.

In May and June 2020, the Company obtained $0.3m government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2020, J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited have also taken out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

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

The short-term shareholder loan of $0.8 million was due from AWN Holdings Limited, the Company’s majority shareholder, bore interest at 10.0% per annum paid monthly in arrears, and was unsecured. Repayment is due as restricted cash held for bank guarantee security is released, as further described in Note 16. The $0.8 million short-term shareholder loan in March 2018 bore interest at 8.5% per annum and was repaid in April 2018.

Prior to refinancing in June 2020, the non-current $18.2 million shareholder loan due to AWN, bore interest at 8.5% per annum paid monthly in advance, and was unsecured. The repayment terms required no repayment of principal payments until July 2020, and then repayable in 21 equal monthly instalments. Terms of the loan required that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any Critical Power Services business also be directed to loan repayment. Under previous terms of the loan, a total of $750,000 of the loan balance was repaid in the year ended March 31, 2019.

The $0.9 million ANZ Bank loan which was secured by the Amaroo project assets was repaid in February 2018 on sale of the Amaroo solar project. The loan was denominated in AUD and was repayable over an 11.5 year period at a monthly repayment amount of approximately $7,500 (or AU$ 9,783) per month for 138 months.

Cash Reserves and Liquidity

Cash reserves at June 30, 2020, of $2.8 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	3.3 million	$2.3 million
USD	0.4 million	$0.4 million
GBP	0.1 million	$0.1 million
Total cash reserves		$2.8 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly by upper management to ensure the allocation best meets the coming needs of the business.

The Solar Development business is reliant for liquidity on the sale of specific projects from the ISS Joint Venture. As the sale of projects or groups of projects are dependent on negotiations with parties interested in buying projects from the portfolio, delays in the sale process could adversely affect our liquidity.

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

C. Research and Development, Patents and Licenses, etc.

Our business model does not currently, and for the last three fiscal years did not, entail substantial investment in research and development, patents or licenses other than standard third-party licenses or similar rights obtained in the ordinary course of business relating to the equipment and/or technology used in our projects.

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations, aggregated by type:

	Payments Due by Period
As at June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$19,909	$1,667	$18,242	$-	$-
Debt obligations, interest	3,487	2,192	1,295	-	-
Lease obligations	1,991	692	1,077	222	-
Total contractual obligations	$25,387	$4,551	$20,614	$222	$-

	Payments Due by Period
As at March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$18,993	$751	$18,242	$-	$-
Debt obligations, interest	3,487	1,805	1,682	-	-
Lease liabilities	290	147	143	-	-
Operating lease obligations	1,383	600	530	253	-
Total contractual obligations	$24,153	$3,303	$20,597	$253	$-

	Payments Due by Period
As at March 31, 2018 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$21,762	$3,670	$12,061	$6,031	$-
Debt obligations, interest	4,134	1,828	2,050	256	-
Lease liabilities	619	291	328	-	-
Operating lease obligations	304	144	160	-	-
Total contractual obligations	$26,819	$5,933	$14,599	$6,287	$-

	Payments Due by Period
As at March 31, 2017 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$20,015	$90	$19,171	$179	$574
Debt obligations, interest	3,332	1,643	1,600	54	36
Lease liabilities obligation	272	165	107	-	-
Operating lease obligations	174	15	159	-	-
Total contractual obligations	$23,793	$1,913	$21,037	$233	$610

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1)	47	Non-Executive Director and Chairman	April 27, 2016
Matthew Cahir (1) (2) (3)	55	Non-Executive Director	June 16, 2020
Peter Jeavons (1) (2) (3)	55	Non-Executive Director	June 16, 2020
William Langdon (1) (2) (3)	59	Non-Executive Director	June 16, 2020
Michael Hui	40	Non-Executive Director	January 22, 2020
Shimi Shah	49	Non-Executive Director	December 28, 2017	June 16, 2020
Peter Sermol	58	Non-Executive Director	December 21, 2016	June 16, 2020
Ashwin Roy	45	Non-Executive Director	September 20, 2019	June 16, 2020

Executive Officers:
Kevin Chin (1) (2) (3)	47	Executive Chairman and Chief Executive Officer	March 25, 2020

Art Russell	59	Interim Chief Executive Officer	February 26, 2019	February 17, 2020
		Chief Financial Officer	December 1, 2017	February 25, 2019

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 60.3% of VivoPower and is the beneficial owner of 9.3% of VivoPower primarily through The Panaga Group Trust and Art Russell was employed by Arowana International UK Limited, a subsidiary of AWN, and was seconded on a full-time basis to VivoPower.

Executive Officers

Directors

Kevin Chin

Kevin Chin is the founder of Arowana, a diversified investment group with operating companies across the U.K., U.S., Asia and Australia, as well as owning other unlisted companies and investments. One of those operating companies is AWN, which is listed on the Australian Securities Exchange. AWN is the largest shareholder in VivoPower, as well as owning other unlisted companies and investments.

Over his 25 plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, HyperTurnaround! which chronicles his leadership of the privatization, rapid turnaround and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin regularly writes for Inc.com on topic such as turnarounds and growing pains challenges. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PWC and Deloitte.

Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program. Mr. Chin resides primarily in London, United Kingdom.

Matthew Cahir

Matthew Cahir has had a 35-plus year career focused on the enterprise software, technology and telecommunications sectors.  In the last 15 years, he has held a number of global executive leadership roles, including as CEO, President and COO. His key expertise has been working for private equity and venture capital backed firms focused on turning around distressed or underperforming portfolio companies.

Mr. Cahir has worked for the Goldman Sachs backed Nuxeo, Exeter Group, the Francisco Partners backed Mincom and RuleBurst Haley (acquired by Oracle) among others. He is a global expert and teacher in sales strategy and execution and has worked with the world’s leading teams at firms that include Vista Equity Partners, Accenture, Oracle, SAP and CA. He resides in Virginia, just outside of Washington, D.C.

Mr. Cahir is chairman of the Remuneration and Nominations Committee of the Company.

William Langdon

William Langdon has had a 25-plus year career in the software, technology and enterprise data sectors after starting his career at Disney in finance and marketing. He served as CFO of venture-backed OmniTicket Network and after served in a series of senior management roles at digital mapping leader NAVTEQ (acquired by Nokia). After starting in European Sales, he became General Manager of the global Distribution division and President of NAVTEQ’s first acquisition, a digital mapping company based in Seoul, South Korea. Since that time, he has served in a series of senior management roles with venture-backed French technology start-ups including Goldman Sachs backed Nuxeo and Intersec, backed by Highland Europe.

Mr. Langdon received his MBA from Yale University and is a member of the Singula Institute Board of Directors. He resides in New York City, United States.

Mr. Langdon serves as chairman of the Audit and Risk Committee of the Company.

Peter Jeavons

Peter Jeavons has over 30 years’ experience working in a number of executive-level international roles predominantly focused on leading technology and enterprise software solutions across many industry sectors. His career has been spent working for small start-ups, medium-sized and large corporate businesses, helping to drive strong growth, turnarounds and with involvement from both sides in successful merger and acquisition activities. He specializes in policy, regulatory and legislative compliance=-based solutions and has a strong interest in how technology can help to drive sustainability and save the planet.

Mr. Jeavons was part of the global leadership team that sold a high-growth business to Oracle and then successfully relaunched their regulatory compliance solution as a native SaaS platform internationally. During his career he has also worked for companies including Infor, who are another large enterprise software company and was responsible for the European business at Nuxeo, a Goldman Sachs backed, open source, enterprise content management software provider.

He currently leads the EMEA business for First Insight, the market leader in machine-led, artificial intelligence and predictive analytics for retailers. Mr. Jeavons completed his Non-Executive Director’s diploma with Pearson in 2013 and is also supporting other software start-ups to scale their operations internationally. He resides in London, United Kingdom.

Michael Hui

Michael Hui brings a unique background to the VivoPower Board given his dual Information Technology and Law degrees and experiences. During his career, he has built significant expertise across a diverse range of sectors in both an investment as well as an operational capacity.

Mr. Hui serves as the Director of Private Enterprise Investments (Australasia) for VivoPower’s largest shareholder, AWN Holdings and also the broader Arowana group. In 2011, he joined Arowana as an Investment Director, and since then he has worked across a range of Arowana’s operating businesses including education and asset management. Mr. Hui led the formation and structuring of the Arowana Australasian Special Situations Fund (AASSF) and most recently, the building of Arowana’s education business, EdventureCo. His primary focus at present is driving corporate development (including mergers and acquisitions and technology-based transformation), working alongside the leadership teams of Aevitas and EdventureCo. Previously, Michael was Co-founder and CEO of an online-payments business, and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2020, three months ended June 30, 2019 and year ended March 31, 2019.

Year Ended June 30, 2020	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin 1	$196,923	$-	$-	$-	$-	$196,923
Matthew Cahir 2 3	$2,000	$-	$-	$-	$-	$2,000
Peter Jeavons 3	$2,000	$-	$-	$-	$-	$2,000
William Langdon 3	$2,000	$-	$-	$-	$-	$2,000
Michael Hui 4	$11,131	$-	$-	$-	$-	$11,131
Shimi Shah 5	$72,617	$-	$-	$-	$-	$72,617
Peter Sermol 5	$72,617	$-	$-	$-	$-	$72,617
Ashwin Roy 6	$38,558	$-	$-	$-	$-	$38,558
Executive Officers:
Kevin Chin 7	$73,710	$-	$-	$15,696	$-	$89,406
Art Russell 8	$221,690	$-	$22,169	$-	$-	$243,858

1

Of the fees recorded, $83,265 (£65,000) of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Chin was awarded 111,020 immediately vesting shares, granted on March 31, 2020 at a price of $0.75 per share (subject to all necessary approvals). A total £85,161 comprising Chairman and Chief Executive fees from 01 March 2020 to 30 June 2020 remain outstanding as at the date of this report to Mr. Chin. He has also agreed to a 50% reduction in his fees as Chairman and Chief Executive for the period from 1 July 2020 to 30 September 2020 to assist the Company during the COVID-19 lockdown period. In the period 01 April 2020 to 30 June 2020, Mr. Chin accrued an estimated 20,928 ($15,595) Performance Share Units (“PSU’s”) towards a maximum total 52,320 PSU’s in the vesting period 01 April 2020 to 30 September 2020. Actual numbers of PSU’s vesting at the end of the vesting period are dependent on meeting quarterly performance goals.

2

Reflects shorter period of employment as a director from June 16, 2020 to June 30, 2020. In addition to his services as a director, Mr. Cahir provides consulting services to the Company in relation to the ISS Joint Venture, for which he receives a monthly fee of $32,000. In the year ended June 30, 2020, Mr. Cahir charged a total of $421,800 for the services, of which $229,721 of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Cahir was awarded 306,295 immediately vesting shares, granted on March 31, 2020 at a price of $0.75 per share.

3	Reflects shorter period of employment from June 16, 2020 to June 30, 2020. Fees settled as 1,724 RSU’s ($2,000) each.
4

Reflects shorter period of employment from January 22, 2020 to June 30, 2020. In addition to his services as a director, Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround program. In the period April 01, 2020 to June 30, 2020, Mr. Hui accrued an estimated 4,200 ($3,150) PSU’s towards a maximum total 5,250 PSU’s in the vesting period April 01, 2020 to September 30, 2020. Actual numbers of PSU’s vesting at the end of the vesting period are dependent on meeting quarterly performance goals.

5	Reflects shorter period of employment from to July 1, 2019 to June 16, 2020.
6	Reflects shorter period of employment from to September 20, 2019 to June 16, 2020.
7	Reflects shorter period of employment from March 25, 2020 to June 30, 2020, in capacity as Executive Chairman and Chief Executive Officer.
8	Reflects shorter period of employment from July 1, 2019 to March 17, 2020.

Three Months Ended June 30, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$62,136	$-	$-	$-	$-	$62,136
Shimi Shah	$19,122	$-	$-	$-	$-	$19,122
Peter Sermol	$19,122	$-	$-	$-	$-	$19,122
Executive Officers:
Art Russell	$74,903	$1,873	$7,490	$1,100	$-	$85,366

Year Ended March 31, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$254,084	$-	$-	$-	$-	$254,084
Shimi Shah	$104,658	$-	$-	$-	$-	$104,658
Peter Sermol	$80,094	$-	$-	$-	$-	$80,094
Gary Hui *	$97,395	$5,156	$-	$-	$-	$102,551
Edward Hyams **	$43,361	$-	$-	$-	$-	$43,361
Executive Officers:
Art Russell	$234,843	$5,871	$23,484	$12,800	$-	$276,998
Carl Weatherley-White ***	$330,778	$31,087	$-	$58,162	$111,650	$531,676

*

Reflects shorter period of employment from April 1, 2018 to October 26, 2018. In addition to director fees, Gary Hui was also paid a salary of $200,769 for the period, of which $145,000 was recharged to AWN; the amount presented in the table above only includes the amount that was not recharged to AWN. The retained cost is paid in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee.

**	Reflects shorter period of appointment, from April 1, 2018 to November 16, 2018.
***	Reflects shorter period of employment, from April 1, 2018 to February 12, 2019.

Employment Agreements

Executive Agreements

Kevin Chin is employed by a personal service company, Arowana Partners Group Pty Ltd, which charges fees for Mr. Chin’s services to VivoPower International Services Limited. Pursuant to a deed of variation dated June 29, 2020, Mr. Chin’s original non-executive directorship appointment, dated August 1, 2016, was varied to reflect Mr. Chin assuming the positions of Executive Chairman and Chief Executive Officer of VivoPower International PLC, effective from March 25, 2020. The cost of Mr. Chin’s executive service agreement is paid by VivoPower International Services Limited. The agreement provides for remuneration of £270,000 per annum until June 30, 2021. This comprises an annual fee of £218,000 as Chief Executive, payable monthly in arrears, in addition to his annual Chairman’s fee of £52,000. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. The Remuneration Committee is undertaking a review of Mr. Chin’s compensation plan as Chief Executive Officer, to align to the new strategy and additional responsibilities.

In addition, Mr. Chin has also been granted 87,200 Restricted Stock Units (“RSU’s”) and 261,600 Performance Stock Units (“PSU’s”) in the Company, issued pursuant to the Company’s Omnibus Incentive Plan adopted on 5 September 2017, at an issue price of $0.75 per share, based on the Company share price on 25 March 2020. The RSU’s vest annually over 5 years. The PSU’s vest quarterly over 3.25 years and are subject to achieving performance goals. . This was approved by the Remuneration and Nomination Committee of the Board on June 16, 2020.

Potential Payments Upon Termination or Change in Control

Kevin Chin, Executive Chairman and Chief Executive Officer, may be terminated upon twelve months’ notice at any time, for any reason, with or without cause. Other than the twelve-month notice period, there are no other special payments upon termination or change or control.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change in control.

C. Board Practices

Board Composition and Classification of Directors

We have five directors on our board of directors. All of the current directors are members pursuant to the board composition provisions of our articles of association.

Staggered Board

In accordance with the terms of our articles of association, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2020 for Class A directors, 2021 for Class B directors and 2022 for Class C directors:

●	our Class A directors are William Langdon, Matthew Cahir and Peter Jeavons.
●	No Class B directors are currently appointed.
●	our Class C directors are Kevin Chin.

Our articles of association provide that the number of our directors shall not be subject to any maximum but shall not be less than two, unless otherwise determined by a majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that Peter Jeavons, Matthew Cahir and William Langdon are “independent directors” under the Rule 5605 of the Nasdaq Listing Rules.

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

Committees of the Board

We have an Audit and Risk Committee, and a Remuneration and Nomination Committee and have a charter for each of these committees.

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Matthew Cahir and Peter Jeavons, all of whom joined the committee on June 16, 2020, and have been determined by the Board to be independent under the applicable Nasdaq listing standards. Ashwin Roy served on the committee from his appointment on September 20, 2019 until his resignation on June 16, 2020. Shimi Shah and Peter Sermol also served on the committee until their resignations on June 16, 2020.

Upon the resignation of Edward Hyams, an independent director, on November 16, 2018, the Company no longer complied with Nasdaq’s audit committee requirements as set forth in Listing Rule 5605, which requires a minimum of three independent directors on the committee. On September 20, 2019, Ashwin Roy joined the committee as an independent director, enabling the Company to regain compliance with Listing Rule 5605 on that date.

The Audit and Risk committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

•	the Company's accounting and financial reporting processes and internal control over financial reporting;
•	the audit and integrity of the Company’s financial statements;
•	the qualifications, independence, remuneration, engagement terms with and performance of the Company’s registered public accounting firm;
•	the Company's compliance with accounting, regulatory and related legal and requirements;
•	the adequacy and security of the Company’s compliance and fraud-detection procedures;
•	risk assessment and risk management; and
•	maintenance of oversight of related party transactions to help ensure that they are appropriately disclosed and to make recommendations to the board regarding authorization.

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

The board of directors determined that since December 28, 2017, none of the members of the Audit and Risk Committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the Audit and Risk Committee. The board of directors has determined that Kevin Chin satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. On September 20, 2019, Ashwin Roy was appointed to the board of directors and was also appointed to the Audit and Risk Committee. The board of directors has determined that Ashwin Roy satisfied Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, Kevin Chin resigned as a non-voting observer from the Audit and Risk Committee on September 20, 2019. Ashwin Roy resigned from the board of directors and Audit and Risk Committee on June 16, 2020. On the same date, William Langdon was appointed to the board of directors and the Audit and Risk Committee. The board of directors has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nomination Committee

The Nomination Committee of the board of directors has been merged with the Remuneration Committee. It is comprised of William Langdon, Matthew Cahir and Peter Jeavons, all of whom joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Ashwin Roy served on the committee from his appointment on September 20, 2019 until his resignation on June 16, 2020. Shimi Shah and Peter Sermol served on the committee until their resignation on June 16, 2020. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Nomination Committee on December 28, 2017.

The Nomination Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Nomination Committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s board of directors.

The Nomination Committee considers persons identified by its members, management, shareholders, investment bankers and others. Pursuant to its charter, the Nomination Committee, before any appointment is made by the board of directors, evaluates the balance of skills, knowledge, experience and diversity on the Board, and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, and consider candidates on merit and against objective criteria and with due regard for the benefits of diversity on the Board, taking care that appointees have enough time available to devote to the position.

The Nomination Committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The Nomination Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nomination Committee will not distinguish among nominees recommended by shareholders and other persons.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is comprised of Matthew Cahir (chair of the Remuneration and Nomination Committee), William Langdon and Peter Jeavons, all of whom joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Shimi Shah, Ashwin Roy and Peter Sermol served on the committee until their resignations on June 16, 2020.

The Remuneration Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Remuneration Committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;
•	reviewing the appropriateness and relevance of the remuneration policy;
•	determining total individual compensation packages;
•	reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;
•	approving design of and targets for performance-related pay schemes;
•	determining pension arrangements;
•	appointing compensation consultants;
•	approving contractual appointment terms for directors and senior executives; and
•	related duties.

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

D. Employees

As of June 30, 2020, we had 204 (June 30, 2019: 181; March 31, 2019: 179; 2018: 198; 2017: 151) employees and subcontractors, as follows:

As at June 30, 2020	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	-	-	-	10
Central Services and Management	23	1	3	-	27
Engineering and Critical Power Services	167	-	-	-	167
Total employees	200	1	3	-	204

As at June 30, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	3	-	31
Engineering and Critical Power Services	141	-	-	-	141
Total employees	176	2	3	-	181

As at March 31, 2019	Australia	US	U.K.	Asia	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	4	-	32
Engineering and Critical Power Services	138	-	-	-	138
Total employees	173	2	4	-	179

As at March 31, 2018	Australia	US	U.K.	Asia	Total
Sales and Business Development	4	2	-	3	9
Central Services and Management	29	2	6	-	37
Engineering and Critical Power Services	148	4	-	-	152
Total employees	181	8	6	3	198

As at March 31, 2017	Australia	US	U.K.	Asia	Total
Sales and Business Development	10	2	-	2	14
Central Services and Management	27	4	4	-	35
Engineering and Critical Power Services	98	2	-	-	100
Total employees	135	8	4	2	149

Both J.A. Martin and Kenshaw have in place enterprise agreements jointly developed by the businesses and their employees with the purpose of developing and implementing workplace reform strategies so as to produce continuously improved environments aimed directly at improving the competitiveness of the businesses within their marketplaces and delivering job satisfaction and security for their employees.

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of August 18, 2020, by:

•	each of our executive officers and directors; and
•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 13,557,376 ordinary shares issued and outstanding on September 03, 2020. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin(2)	1,266,531	(3)(4)(5)	9.3%
Matthew Cahir	-		-%
Peter Jeavons	-		-%
William Langdon	-		-%
Michael Hui	-		-%
All directors and executive officers as a group (5 persons)	1,266,531		9.3%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)	The business address is c/o AWN Holdings Ltd, at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(3)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(4)	Does not include shares held by AWN Holdings Limited, of which Mr. Chin is a director.
(5)

In 2015, Arowana Partners Group, a private Australian company of which Mr. Chin is sole shareholder and director lent $607,470 to Gary Hui’s private vehicle, Beira Corp, a British Virgin Islands entity, pursuant to a loan agreement. Beira Corp has not paid back the loan together with accumulated interest upon its maturity and has been attempting to settle the loan in full by transferring 325,046 VivoPower International PLC shares to Arowana Partners Group. This has been rejected by Arowana Partners Group on the basis that the value of these shares is significantly below the outstanding loan and accumulated interest and that the transfer of such shares could be in contravention of securities law if any transfer happened during blackout periods. This matter is now the subject of a legal dispute and therefore the shareholding balances above do not reflect the VivoPower shares that Beira Corp currently holds.

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

During the year-ended March 31, 2019, a total of 18,297 restricted stock units, 54,890 performance stock units, and 129,805 stock bonus awards were granted, of which only 4,575 restricted stock units and 129,805 stock bonus awards had vested. By June 30, 2019, 126,805 (March 31, 2019: 75,805) bonus stock awards had been delivered and nil restricted stock units. The remaining vested but undelivered shares were delivered in the following year.

During the year-ended June 30, 2020, a total of 294,838 restricted stock units, 512,100 performance stock units, and 417,315 stock bonus awards were granted, of which 417,315 stock bonus awards have vested. By June 30, 2020, of the vested bonus stock awards, nil have been delivered, and will be delivered in the following year.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of August 18, 2020 by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is determined based on 13,557,376 ordinary shares issued and outstanding on August 18, 2020. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
The Panaga Group Trust(1)	1,241,531	9.2%
AWN Holdings Limited (2)	8,176,804	60.3%

(1)

According to a Schedule 13D filed on January 9, 2017, on behalf of Kevin Chin, The Panaga Group Trust (the “Trust”), Panaga Group Pty Ltd. (the “Trustee”), Mr. Chin, the Trust and the Trustee share sole voting and dispositive control over the shares reported. The business address of these entities is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

(2)

According to a Schedule 13D filed January 31, 2017, on behalf of AWN Holdings Limited (formerly Arowana International Limited) (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount includes 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o AWN Holdings Ltd., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

B. Related Party Transactions

Transactions and Balances with Related Persons

AWN Holdings Limited (formerly Arowana International Limited) is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN Holdings Limited. During the period, a number of services were provided to the Group from AWN and its subsidiaries (“AWN”); the extent of the transactions between the two groups is listed below.

On June 30, 2020, the Company completed a refinancing transaction on its shareholder loan. Under the terms of the refinancing, the new loan applies normal commercial terms, with interest at 10.0% per annum and line fee of 2%. Both interest and line fee are payable monthly in advance, except that until the Company achieves a corporate liquidity event such as a business sale or capital raise, the interest and line fee will accrue without payment. Principal is repayable in equal monthly instalments commencing July 2021 until March 2022. The new refinanced loan capitalized and settled existing related party balances with AWN, as detailed below, for a total principal as at June 30, 2020 of $23,303,288.

Prior to the refinancing, VivoPower was indebted to AWN via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At June 30, 2019 the principal balance due to AWN by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636, and this amount plus unpaid interest of $2,185,701 was settled as part of the parent company loan refinancing transaction on June 30, 2019, leaving nil balance at June 30, 2020.

VivoPower was indebted to AWN via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16 to the consolidated financial statements. Of the principal balance as at June 30, 2019 of $765,681, $320,530 was repaid in the year ending June 30, 2020, whilst the remaining $445,151 plus interest was capitalized in the parent company loan refinancing, settled on June 30, 2020.

A $1,300,000 bridge loan was provided to VivoPower by AWN during the year ended June 30, 2020. The loan plus accrued interest of $43,231 was settled as part of the parent company loan refinancing on June 30, 2020.

Directors fees for Kevin Chin in the amount of $207,181 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended June 30, 2020. At June 30, 2020 the Company had an account payable to Arowana Partners Group Pty Limited of $68,911(June 30, 2019; $88,516; March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, was employed by Arowana International UK Limited, a subsidiary of AWN until his resignation on March 17, 2020, and seconded to VivoPower; $243,858 was charged to the Company during the year ended June 30, 2020. At June 30, 2020, the Company had an account payable of $185,253 (June 30, 2019: $116,923; March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee of AWN. During the year ended June 30, 2020, Mr. Hui invoiced the Company $11,131 for director fees from the date of his appointment to the Board in January 2020. At June 30, 2020, the Company had an account payable of $1,878 in respect of these services.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2020, $108,785 was recharged to the Company. At June 30, 2020, the Company has a payable to AWN in respect of recharges of $202,024 (June 30, 2019: $1,268,670; March 31, 2019: $1,268,670; 2018: $1,802,003). On June 30, 2020 $1,066,666 of the recharge balance was settled and capitalized in the refinanced AWN loan.

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible notes, which are accounted for as equity instruments within other reserves, as more fully described in note 23 to consolidated financial statements, and for which they earned $659,843 of interest during the year ended June 30, 2020. The outstanding amount represents the face value plus interest accrued to June 30, 2020:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,729,996;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003; and
●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003.

Subsidiaries of AWN hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $73,253 of dividends during the year ended June 30, 2020. The outstanding amount represents the face value plus dividends accrued to June 30, 2020:

~~●~~	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares held with an outstanding amount of $1,216,880; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,607,597.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $30,359 representing face value plus interest accrued to June 30, 2020 and earned interest of $1,485 for the year ended June 30, 2020.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,426 representing face value plus dividends accrued to June 30, 2020 and earned dividends of $636 for the year ended June 30, 2020.

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

Legal Proceedings

On February 26, 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the U.K. against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). The claim is in respect of payments alleged to be due to Mr. Comberg, damages, and restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment in October 2017, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in VivoPower that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

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

After aborted attempts at settlement, the matter was heard in the U.K. High Court in the first two weeks of March 2020. At the time of writing, the Company is still awaiting the verdict from the trial.

In the year ended June 30, 2020, the Company has incurred $0.9 million of legal fees in relation to this matter, in addition to amounts incurred in prior periods. The Company has also made a provision at June 30, 2020, for the expected outcome of the trial of $1.1 million, including allocation of costs, based on legal counsel advice about the Company’s chances of success for the different elements of the claims.

In June 2020, the Company advised that it had secured management control of its U.S. solar development joint venture company, Innovative Solar Ventures I LLC. Post year-end, the Company has gained board control of the joint venture. Subsequent to this change, the Company received a proposal from its joint venture partner, ISS, where they offered to transfer ownership of their 50% of the joint venture portfolio to VivoPower for US$1 consideration. The consequence of accepting this offer would be an uplift of 74% in the size of the Company’s US solar development portfolio to 1,607 MW, when compared to the original starting portfolio of 922 MW (representing 50% of the 1,844 MW joint venture portfolio that the Company invested in back in April 2017) . However, the offer is conditional upon VivoPower forgoing any rights to future claims against ISS. At the time of writing, negotiations remain ongoing between each party’s legal advisers as VivoPower is seeking additional consideration over and above the offer what has been tabled.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2020.

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

No new material contracts were entered into during the year ended June 30, 2020 and except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

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

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs (“HMRC”), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, The Depository Trust Company (“DTC”).

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;
●	S corporations;
●	certain former citizens or long-term residents of the United States;
●	persons that received our shares as compensation for the performance of services;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and
●	holders that have a “functional currency” other than the U.S. dollar.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a Controlled Foreign Company (“CFC) for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

We believe that we were not a PFIC during our 2019 taxable year and do not expect to be a PFIC during our 2020 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

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

You may request copies of our reports, at no cost, by writing, emailing, or telephoning us as follows:

VivoPower International PLC

Attention: James Tindal-Robertson

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

Email: shareholders@vivopower.com

Telephone: +44-794-116-6696

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

Foreign Exchange Risk

The majority of our sales are denominated in Australian dollars and U.S. dollars, with the majority of our costs and expenses denominated in Australian dollar, British pounds, and U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Australian dollars. Therefore, fluctuations in currency exchange rates may have a significant impact on our financial stability.

Fluctuations in exchange rates, particularly between the U.S. dollar, Australian dollar (“AUD”) and British pound sterling (“GBP”), may result in fluctuations in foreign exchange gains or losses.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2020:

●	Cash and cash equivalents $2.3 million denominated in AUD and $0.1 million denominated in GBP.
●	Restricted cash $1.1 million denominated in AUD.
●	Trade and other receivables $12.3 million denominated in AUD and $0.2 million denominated in GBP.
●	Trade and other payables $10.6 million denominated in AUD and $1.5 million in GBP.
●	Borrowings $2.5 million denominated in AUD.
●	Provisions $2.0 million denominated in AUD and $1.1 million in GBP.

As of June 30, 2019, we held $6.2 million (March 31, 2019, $5.9 million; 2018: $5.3 million; 2017: $5.2 million) in accounts receivable, of which $6.1 million (March 31, 2019, $5.8 million; 2018: $5.2 million; 2017: $3.6 million) were denominated in Australian dollars and $nil (March 31, 2019, $nil; 2018: $nil; 2017: $1.6 million) were denominated in British pounds sterling.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries”.

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

Interest Rate Risk

Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and short-term working capital borrowings. It is our policy to keep borrowings for longer than one-year at fixed rates to minimize the interest rate risk. Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

Credit Risk

Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and also closely monitor overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

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

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2020, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of June 30, 2020, our internal control over financial reporting was effective.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” Our Audit and Risk Committee consists of William Langdon (who chairs the Audit and Risk Committee), Peter Jeavons and Matthew Cahir, who were appointed to the committee on June 16, 2020 and all of whom have been determined by the board of directors to be independent under the applicable Nasdaq listing standards. Shimi Shah and Peter Sermol served as committee members until their resignations from the board of directors on June 16, 2020.

The board of directors has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

VivoPower became certified as a B Corporation in April 2018. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the annual general meeting on August 20, 2018, to include:

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

As a B Corp, the Company is committed to continuously improve its B Corporation score and deliver on the B Corporation triple bottom line of Planet, People and Profit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the year ended June 30, 2020 and years ended March 31, 2019 and 2018.

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Audit fees	$161	$97	$253	$414
Audit-related fees	-	-	26	-
Tax fees	11	-	28	13
All other fees	-	-	-	-
All other fees	$172	$97	$307	$427

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended June 30, 2020. The audit fees of $161,000 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2020 financial statements. The audit fees of $97,000 and $253,260 represent for the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2019, and March 31, 2019 financial statements. The audit fees of $414,011 for the year ended March 31, 2018, represent $240,392 for the fees of PKF Littlejohn LLP and related firms for audit of 2018 financial statements. The remaining $173,619 relates to the audit fees of Whitley Penn LLP for the audit of subsidiary and investee entities.

Audit-Related Fees

The audit related fees for the year ended March 31, 2019 were for audit of local statutory accounts for some Australian subsidiaries. There were no audit-related fees charged by PKF Littlejohn LLP for the year ended March 31, 2018.

Tax Fees

For the year ended June 30, 2020, PKF Littlejohn LLP charged $ 10,900 (2019: $27,932; 2018: $13,000) for preparation of corporate tax returns for some Australian subsidiaries.

Pre-Approval Policies for Non-Audit Services

The Audit and Risk Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit and Risk Committee or the engagement is entered into pursuant to the pre-approval procedure described below. All of the services related to our company provided by our independent registered public accounting firm during the last two fiscal years have been approved by the Audit and Risk Committee.

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

8	List of Subsidiaries.
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: September 7, 2020

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and its subsidiaries (the “Company”) as of June 30, 2020, 2019 and March 31, 2019 and 2018, and the related consolidated statement of comprehensive income, consolidated statement of cash flow and consolidated statement of changes in equity for each of the year ended June 30, 2020, three months ended June 30, 2019 and each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019 and March 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended June 30, 2020., three months ended June 30, 2019 and each of the two years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP	15 Westferry Circus
Canary Wharf
September 7, 2020	London E14 4HD

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2020

		Year Ended June 30	Three Months Ended June 30		Year Ended March 31
(US dollars in thousands, except per share amounts)	Note	2020	2020	2019	2018
Revenue from contracts with customers	4	$48,710	$13,617	$39,036	$33,647
Cost of sales		(40,885)	(11,960)	(32,726)	(28,524)
Gross profit		7,825	1,657	6,310	5,123
General and administrative expenses		(5,479)	(1,291)	(7,685)	(12,814)
Gain/(loss) on solar development	5	1,589	38	(2,615)	1,356
Depreciation of property, plant and equipment	11	(898)	(214)	(430)	(420)
Amortization of intangible assets	12	(868)	(223)	(990)	(840)
Operating profit/(loss)	6	2,169	(33)	(5,410)	(7,595)
Restructuring and other non-recurring costs	7	(3,410)	(525)	(2,017)	(1,873)
Impairment of assets		-	-	-	(10,191)
Impairment of goodwill		-	-	-	(11,092)
Finance income	9	33	-	4	9
Finance expense	9	(3,182)	(796)	(3,243)	(3,395)
Loss before income tax		(4,390)	(1,354)	(10,666)	(34,137)
Income tax	10	(713)	(92)	(557)	6,258
Loss for the period attributable to owners of the company		(5,103)	(1,446)	(11,223)	(27,879)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		(1,028)	(102)	(2,998)	222
Total comprehensive (loss)/income for the period attributable to owners of the company		$(6,131)	$(1,548)	$(14,221)	$(27,657)

Earnings per share attributable to owners of the company (dollars)
Basic	24	$(0.38)	$(0.11)	$(0.83)	$(2.06)
Diluted	24	$(0.38)	$(0.11)	$(0.83)	$(2.06)

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2020

		June 30	June 30	March 31
(US dollars in thousands)	Note	2020	2019	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	11	2,486	$2,951	1,205	1,915
Intangible assets	12	29,849	31,762	32,366	36,402
Deferred tax assets	10	1,347	2,113	2,054	2,570
Other receivables		-	-	-	-
Investments accounted for using the equity method	14	8,225	-	-	14,147
Total non-current assets		41,907	36,826	35,625	55,034

Current assets
Cash and cash equivalents	15	2,824	7,129	4,522	1,939
Restricted cash	16	1,013	632	1,319	-
Trade and other receivables	17	12,556	14,992	10,399	7,903
Assets classified as held for sale	18	4,080	13,530	13,530	11,436
Total current assets		20,473	36,283	29,770	21,278

TOTAL ASSETS		62,380	$73,109	$65,395	$76,312

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	$15,395	$24,639	$17,923	$14,082
Income tax liability		75	449	287	103
Provisions	20	2,897	1,718	1,710	2,470
Loans and borrowings	21	1,312	2,327	887	3,955
Total current liabilities		19,679	29,133	20,807	20,610

Non-current liabilities
Loans and borrowings	21	24,642	19,359	18,380	18,385
Provisions	20	169	2,100	2,222	288
Deferred tax liabilities	10	-	1	1	26
Total non-current liabilities		24,811	21,460	20,603	18,699
Total liabilities		44,490	50,593	41,410	39,309

Equity
Share capital	22	163	163	163	163
Share premium		40,215	40,215	40,215	40,215
Cumulative translation reserve		(3,307)	(2,279)	(2,177)	821
Other reserves	23	21,408	20,076	19,846	18,383
(Accumulated deficit)/retained earnings		(40,773)	(35,659)	(34,062)	(22,579)
Equity and reserves attributable to owners		17,706	22,516	23,985	37,003
Non-controlling interest		184	-	-	-
Total equity		17,890	22,516	23,985	37,003

TOTAL EQUITY AND LIABILITIES		$62,380	$73,109	$65,395	$76,312

These financial statements were approved by the Board of Directors on September 7, 2020, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2020

		Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2020	2019	2019	2018
Cash flows from operating activities
Loss for the period		$(5,103)	$(1,446)	$(11,223)	$(27,879)
Income tax		713	-	913	(6,258)
Finance income		(33)	-	(4)	(9)
Finance expense		3,182	796	3,243	3,395
Impairment of goodwill		-	-	-	11,092
Impairment of assets		-	-	-	10,191
Depreciation of property, plant and equipment		898	214	430	420
Amortization of intangible assets		868	223	990	840
Gain/(loss) on solar development		(1,589)	(38)	2,615	(1,356)
Disposal of treasury shares	23	-	62	86	-
Increase in equity instruments	23	113	368	815	-
(Increase)/decrease in trade and other receivables		2,411	(4,593)	(2,543)	11,457
(Decrease)/Increase in trade and other payables		(6,851)	6,716	3,841	5,822
(Decrease)/increase in provisions		1,295	(114)	(728)	1,182
Corporate tax payments		(477)	-	-	-
Net cash from/(used in) operating activities		(4,573)	2,188	(1,565)	8,897

Cash flows from investing activities
Interest received	9	-	-	4	9
Proceeds on sale of property plant and equipment	5	432	-	464	2,297
Purchase of property, plant and equipment	11	(884)	(400)	(348)	(1,101)
Investment in capital projects		(277)	-	(245)	(17,823)
Proceeds on sale of capital projects	5	1,023	84	11,981	-
Net cash from/(used in) investing activities		294	(316)	11,856	(16,618)

Cash flows from financing activities
Lease borrowings	21	-	-	-	519
Lease repayments	21	(422)	(63)	(304)	(181)
Financing agreements proceeds	21	-	-	4,000	2,000
Financing agreements repayments	21	-	-	(6,000)	-
Debtor finance borrowings/(repayments)	21	(347)	150	751	-
Loans from related parties	21	1,300	766	-	770
Repayment of loans from related parties	21	(257)	-	(1,520)	-
Repayment of bank loan	21	-	-	-	(1,023)
Bank loan borrowings	21	344	-		-
Chattel mortgage borrowings	21	300	-
Finance expense	9	(515)	(796)	(3,243)	(3,395)
Transfer from/(to) restricted cash	16	(381)	687	(1,319)	-
Net cash from/(used in) financing activities		22	744	(7,635)	(1,310)

Net (decrease)/increase in cash and cash equivalents		(4,257)	2,616	2,656	(9,031)
Cash and cash equivalents at the beginning of the period	15	7,129	4,522	1,939	10,970
Effect of exchange rate movements on cash held		(48)	(9)	(73)	-
Cash and cash equivalents at the end of the period	15	$2,824	$7,129	$4,522	$1,939

See notes to financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2020

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	(Accumulated deficit)/retained earnings	Non- controlling interest	Total
At April 1, 2017	163	40,215	599	18,329	5,300	-	64,606

Total comprehensive loss for the year	-	-	222	-	(27,879)	-	(27,657)
Other reserves	-	-	-	54	-	-	54
	-	-	222	54	(27,879)	-	(27,603)

At March 31, 2018	163	40,215	821	18,383	(22,579)	-	37,003

Total comprehensive loss for the year	-	-	(2,998)	-	(11,223)	-	(14,221)
Equity instruments	-	-	-	1,018	-	-	1,018
Disposal of treasury shares	-	-	-	346	(260)	-	86
Other reserves	-	-	-	99	-	-	99
	-	-	(2,998)	1,463	(11,483)	-	(13,018)

At March 31, 2019	163	40,215	(2,177)	19,846	(34,062)	-	23,985

Change in accounting policy (see Note 2.16)	-	-	-	-	20	-	20

Restated at April 1, 2019	163	40,215	(2,177)	19,846	(34,042)	-	24,005
Total comprehensive loss for the year	-	-	(102)	-	(1,446)	-	(1,548)
Equity instruments	-	-	-	(3)	-	-	(3)
Disposal of treasury shares	-	-	-	233	(171)	-	62
	-	-	(102)	230	(1,617)	-	(1,489)

At June 30, 2019	163	40,215	(2,279)	20,076	(35,659)	-	22,516
Total comprehensive loss for the year	-	-	(1,028)	-	(5,103)	-	(6,131)
Equity instruments	-	-	-	971	-	-	971
Other reserves	-	-	-	17	(11)	-	6
Employee share scheme	-	-	-	344	-	-	344
Non-controlling interest	-	-	-	-	-	184	184
	-	-	(1,028)	1,332	(514)	184	(4,626)

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890

For further information on “Other Reserves” please see Note 23.

See notes to financial statements

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2020

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

In July 2019, the Board of Directors of the Company adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019. Moving forward, this allows the Company to align reporting periods with all of its Australian operations and majority shareholder, AWN Holdings Limited (formerly Arowana International Limited). Accordingly, comparative information in these consolidated financial statements refer to the three months ended June 30, 2019 and the year ended March 31, 2018. Any amounts shown as at and for the year ended June 30, 2019 are unaudited.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is AWN Holdings Limited (formerly Arowana International Limited).

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

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

As at June 30, 2020, the Company had unrestricted cash totaling $2.8 million, compared to $7.1 million as at June 30, 2019, $4.5 million as at March 31, 2019 and $1.9 million as at March 31, 2018.

During the year ended June 30, 2020, the Company reduced general and administrative expenses within the Solar Development and Corporate segments by a further $1.7 million per annum, and further reductions have been implemented going forward, including switching to equity based remuneration for the Board of Directors as part of the Company’s hyper-turnaround program (which was commenced in March 2020 upon Kevin Chin assuming the Executive Chair and CEO roles). The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $5.1 million EBITDA for the year ended June 30, 2020.

The Company is also engaged in a financing initiative with respect to these businesses, which is expected to release restricted cash of $1.0 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to maximizing value and ultimately monetizing its investment in the ISS Joint Venture, with $4.1 million classified as assets held for sale; this investment is expected to be realized in cash over the next 12 months. The Directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through September 2021.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months, including uncertainties arising from COVID-19. These actions include the implementation of further operational cost reductions and a further solar development as required.

Based on the foregoing, the directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements.

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

All intra-group balances and transactions, including any unrealized income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Joint arrangements

The Company applies IFRS 11 – Joint Arrangements to all joint arrangements. Under IFRS 11 – Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. VivoPower has assessed the nature of its joint arrangements and determined them to be a joint venture, which is accounted for using the equity method.

2.3	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortization and any accumulated impairment losses. Goodwill is not amortized and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Ltd and Aevitas O Holdings Limited (“Aevitas”). Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives.

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

●	Customer relationships – 10 years
●	Trade names – 15 - 25 years
●	Favorable supply contracts – 15 years
●	Databases – 5 years

2.4	Property, plant and equipment

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

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

●	Computer equipment - 3 years
●	Fixtures and fittings - 3 years
●	Motor vehicles - 5 years
●	Plant and equipment – 3.5 to 10 years
●	Right-of-use assets – remaining term of lease: 2 months to 6 years

2.5	Assets classified as held for sale

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

Until March 31, 2019, leases of property, plant and equipment were classified as either finance leases or operating leases, as further described below. From April 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group has applied IFRS 16 – Leases using the modified retrospective approach.

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

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk. The Group applies the IFRS 9 – Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure expected credit losses, trade receivables and contract assets have been grouped based on shared risk characteristics. In the year ended March 31, 2018, the impairment was based on the incurred loss model.

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

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive Income and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognized as a separate component of shareholders’ equity.

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

The Company adopted IFRS 15 - Revenue from Contracts with Customers with effect from the date of incorporation.

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

Short-term compensated absences

A liability for short-term compensated absences, such as holidays, is recognized for the amount the Group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.15	Restructuring and other non-recurring costs

Restructuring and other non-recurring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the Consolidated Statement of Comprehensive Income in accordance with IAS 1 – Presentation of Financial Statements in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganizations.

Other non-recurring costs include litigation expenses for former employees, including fees for legal services and provisions under IAS 37 for legal hearing verdicts that are probable to result in a quantifiable financial outflow by the Company.

Other non-recurring costs also include legal and professional costs for project review and investigation detailed review and sales campaign for solar projects managed by the ISS Joint Venture partner.

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

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate. The Group used the following practical expedients when applying IFRS 16:

●	Applied the exemption not to recognize right of use assets and liabilities for leases with less than 12 months of lease term;
●	Excluded initial direct costs from measuring the right of use asset at the date of initial application; and
●	Apply a single discount rate to a portfolio of leases with similar characteristics.

The change in accounting policy affected the following items in the statement of financial position on 1 April 2019:

(US dollars in thousands)
Property, plant, and equipment	1,586
Lease liability – current	(587)
Lease liability – non-current	(979)
Adjustment to opening retained earnings as at April 1, 2019	20

The adoption of IFRS 16 did not have a material impact on leases previously recorded as finance leases.

There are no other IASB and IFRIC standards that have been issued with an effective date after the date of the financial statements which are expected to have a material impact on the Company.

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

3.4	Litigation provision

The $1.1 million litigation provision recorded at June 30, 2020 is estimated by management making a judgement, in conjunction with advice from legal counsel, on the probability of success of each element of the claim, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. Additional allowance is made for anticipated costs.

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

Deferred tax assets for unused tax losses amounting to $0.8 million at June 30, 2020 (June 30, 2019: $1.005 million; March 31, 2019: $1.005 million; 2018: $1.585 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits.

3.7	Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognized directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in the Company, the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense was recognized immediately. The options lapsed during the year ended June 30, 2020.

3.8	Exchangeable preference shares and exchangeable notes

As part of the IPO listing process VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become exchangeable into VivoPower shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

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

4.1	Revenue

Revenue by geographic location is as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Australia	48,707	13,507	37,889	31,985
United States	-	110	1,147	1,662
United Kingdom	3	-	-	-
Total revenue	48,710	13,617	39,036	33,647

Revenue by product and service is as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Electrical products and related services	47,917	13,484	37,799	31,631
Development fees	69	-	90	828
Other revenue	724	133	1,147	1,188
Total revenue	48,710	13,617	39,036	33,647

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2020 (three months ended June 30, 2019: one; year ended March 31, 2019: one; 2018: none). Revenue recognized for this customer amounted to $20.4 million in the Critical Power Services segment in the year ended June 30, 2020.

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	48,638	69	3	48,710
Costs of sales	(40,865)	(20)	-	(40,885)
Gross profit	7,773	49	3	7,825
General and administrative expenses	(2,745)	(469)	(2,265)	(5,479)
Gain/(loss) on solar development	41	1,548	-	1,589
Depreciation and amortization	(1,718)	(45)	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	(2,265)	2,169
Restructuring and other non-recurring costs	(124)	(1,296)	(1,990)	(3,410)
Finance expense – net	(1,436)	(9)	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	(5,959)	(4,390)
Income tax	15	(728)	-	(713)
Profit/(loss) for the period	1,806	(950)	(5,959)	(5,103)

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	13,484	133	-	13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on solar development	5	41	(8)	38
Depreciation and amortization	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring and other non-recurring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	171	(230)	(1,387)	(1,446)

Year Ended March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on solar development	(30)	(2,585)	-	(2,615)
Depreciation and amortization	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring and other non-recurring costs	(8)	7	(2,016)	(2,017)
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Profit/(loss) before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

Year Ended March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on solar development	213	1,143	-	1,356
Depreciation and amortization	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring and other non-recurring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	38,519	22,965	896	62,380
Liabilities	(14,481)	(1,697)	(28,312)	(44,490)
Net assets/(liabilities)	24,038	21,268	(27,416)	17,890

As at June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	45,881	26,534	694	73,109
Liabilities	(21,171)	(5,766)	(23,656)	(50,593)
Net assets/(liabilities)	24,710	20,768	(22,962)	22,516

As at March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	35,472	29,538	385	65,395
Liabilities	(13,603)	(6,085)	(21,722)	(41,410)
Net assets/(liabilities)	21,869	23,453	(21,337)	23,985

As at March 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	34,421	41,270	621	76,312
Liabilities	(6,473)	(11,101)	(21,735)	(39,309)
Net assets/(liabilities)	27,948	30,169	(21,114)	37,003

5.	Gain/(loss) on solar development

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million. Results of operations for VivoRex, LLC, are reported within the Solar Development operating segment, as disclosed in Note 4.2, and for the year ended June 30, 2020 accounted for $nil (three months ended June 30, 2019: $0.1 million; year ended March 31, 2019: $1.959 million; 2018: $0.645 million) of the operating loss reported for this segment.

The Company also recorded a gain on sale of $0.5m for Solar projects in Australia, related primarily to the sale of its 100% interest in the Sun Connect portfolio, in October 2019. The gain on sale of $0.3 million, comprised proceeds $1.0 million, less disposal of $0.8 million net book value of intangible assets and $0.1 million other net liabilities. Results of operations for the Sun Connect portfolio are reported within the Solar Development operating segment, as disclosed in Note 4.2.

The Company also recorded a $1.2 million loss on discontinued solar development projects in the ISS Joint Venture.

The loss on solar development for the year-ended March 31, 2019, totaling $2.6 million, is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase Solar Renewable Energy Certificates (“SRECs”) from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On May 25, 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the prior year.

6.	Operating profit/(loss)

Operating profit/(loss) is stated after charging/(crediting):

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Amortization of intangible assets	868	223	990	840
Depreciation of property, plant and equipment	898	214	430	420
Operating lease costs – land and buildings	-	-	548	304
Operating lease costs – motor vehicles	-	-	65	-
Operating lease costs – other equipment	-	-	33	-
Gain/(loss) on foreign exchange	33	-	-	59
Auditors’ remuneration – audit fees	161	97	253	414
Auditors’ remuneration – audit related services	-	-	26	-
Auditors’ remuneration – tax services	11	-	28	13
Directors emoluments	398	104	611	1,131
Gain/(loss) on disposal of assets	1,589	38	(2,615)	1,356

7.	Restructuring and other non-recurring costs

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Corporate restructuring – workforce reduction	163	-	102	734
Corporate restructuring – litigation provision	1,104	-	-	-
Corporate restructuring – professional fees	1,031	518	1,776	566
Project review and investigation costs	1,112	7	139	573
Total	3,410	525	2,017	1,873

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of the business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year. Terminated and restructured projects are the costs incurred related to solar business development activities in Asia for which the decision was made not to proceed for economic reasons, and costs of detailed review and investigation for the ISS Joint Venture portfolio in the U.S.

8.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended	Three Months Ended	Year Ended March 31
	June 30 2020	June 30 2019	2019	2018
Sales and Business Development	11	9	9	9
Central Services & Management	27	31	32	37
Production	171	139	138	148
Total	209	179	179	194

Their aggregate remuneration costs comprised:

	Year Ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Salaries, wages and incentives	13,565	3,310	14,327	14,299
Social security costs	803	213	1,044	834
Pension contributions	792	185	788	848
Short-term compensated absences	1,296	406	1,254	996
Total	16,456	4,114	17,413	16,977

Directors’ emoluments for the year ended June 30, 2020 were $536,979 (three months ended June 30, 2019: $103,925; (year ended March 31, 2019: $611,450; 2018: $1,130,570) of which the highest paid director received $205,673 (three months ended June 30, 2019: $62,136; year ended March 31, 2019: $254,084; 2018: $407,682). Director emoluments include employer social security costs.

Key Management Personnel:

	Year ended	Three Months Ended	Year Ended March 31
(US dollars in thousands)	June 30 2020	June 30 2019	2019	2018
Salaries, wages and incentives	1,009	388	2,354	2,281
Social security costs	79	28	176	217
Pension contributions	36	13	45	64
Equity incentives	111	27	130	-
Short-term compensated absences	-	-	-	13
Total	1,235	456	2,705	2,575

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2020 was 7 (three months ended June 30, 2019: 10; year ended March 31, 2019: 10; 2018: 11).

9.	Finance income and expense

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Finance income
Foreign exchange gains	33	-	-	-
Interest received	-	-	4	9

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Finance expense
Related party loan interest payable	1,653	387	1,588	1,636
Convertible loan notes and preference shares interest payable	1,185	307	1,284	1,220
Financing agreement finance cost payable	-	-	206	217
Debtor invoice finance cost payable	174	51	164	-
Lease liabilities interest payable	95	22	1	55
Bank interest payable	-	6	-	17
Provisions – unwinding of discount	-	42	-	-
Foreign exchange losses	-	(19)	-	93
Other finance costs	75	-	-	157
Total finance expense	3,182	796	3,243	3,395

10.	Taxation

(a)	Tax (charge)/credit

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Current tax
UK corporation tax	-	-	29	(29)
Foreign tax	53	(162)	(217)	2,279
Total current tax	53	(162)	(188)	2,250

Deferred tax
Current year
UK tax	(202)	-	267	(370)
Foreign tax	(564)	70	(636)	4,378
Total deferred tax	(766)	70	(369)	4,008

Total income tax	(713)	(92)	(557)	6,258

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

(US dollars in thousands)	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
	2020	2019	2019	2018
Loss before income tax	(4,390)	(1,354)	(10,666)	(34,137)
Group weighted average corporation tax rate	24.6%	22.0%	21.8%	22.8%
Tax at standard rate	1,080	297	2,325	7,772
Effects of:
Expenses that are not deductible for tax purposes	(106)	(49)	41	(3,872)
Adjustment to prior year tax provisions	-	-	(64)	2,358
Deferred tax assets not recognized on tax losses	(1,687)	(340)	(2,859)	-
Total income tax for the period Recognized in the Consolidated Statement of Comprehensive Income	(713)	(92)	(557)	6,258

(b)	Deferred tax

(US dollars in thousands)	As at June 30		As at March 31
	2020	2019	2019	2018
Deferred tax assets	1,347	2,113	2,054	2,570
Deferred tax liabilities	-	(1)	(1)	(26)
Net deferred tax asset/(liability)	1,347	2,112	2,053	2,544

These assets and liabilities are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
March 31, 2018	1,585	985	2,570
Credit/(charged) to comprehensive income	(580)	64	(516)
March 31, 2019	1,005	1,049	2,054
Credit/(charged) to comprehensive income	-	59	59
June 30, 2019	1,005	1,108	2,113
Credit/(charged) to comprehensive income	(191)	(575)	(766)
June 30, 2020	814	533	1,347

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
March 31, 2018	(8)	(18)	(26)
Credit/(charged) to comprehensive income	7	18	25
March 31, 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	-	-	-
June 30, 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	1	-	1
June 30, 2020	-	-	-

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

11.          Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At March 31, 2018	642	1,997	1,520	174	-	4,333
Foreign exchange	(46)	(148)	(112)	(13)	-	(319)
Additions	73	55	205	15	-	348
Disposals	(126)	(275)	(584)	-	-	(985)
At March 31, 2019	543	1,629	1,029	176	-	3,377
Change in accounting policy (Note 2.16)	-	(371)	-	-	2,152	1,781
Restated at April 1, 2019	543	1,258	1,029	176	2,152	5,158
Foreign exchange	(5)	(13)	(11)	(2)	(20)	(51)
Additions	7	45	222	16	110	400
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	545	1,282	1,240	190	2,242	5,499
Foreign exchange	(11)	(26)	(26)	(4)	(46)	(113)
Additions	36	359	189	9	570	1,163
Disposals	(94)	(252)	(171)	-	(483)	(1,000)
At June 30, 2020	476	1,363	1,232	195	2,283	5,549

Depreciation	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-use Assets	Total
At March 31, 2018	422	1,173	761	62	-	2,418
Foreign exchange	(34)	(93)	(59)	(5)	-	(191)
Charge for the year	89	222	106	12	-	430
Disposals	(97)	(223)	(165)	-	-	(486)
At March 31, 2019	380	1,079	645	68	-	2,172
Change in accounting policy (Note 2.16)	-	(123)	-	-	318	195
Restated at April 1, 2019	380	956	645	68	318	2,367
Foreign exchange	(3)	(12)	(7)	-	(3)	(25)
Charge for the period	27	1	17	6	163	214
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	404	937	655	74	478	2,548
Foreign exchange	(7)	(15)	(11)	(1)	(3)	(37)
Charge for the period	55	171	107	13	552	898
Disposals	(79)	(257)	(4)	-	(16)	(346)
At June 30, 2020	373	836	747	86	1,021	3,063

Net book value	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-use Assets	Total
At March 31, 2018	220	824	759	112	-	1,915
At March 31, 2019	163	550	383	108	-	1,205
At June 30, 2019	141	344	585	116	1,764	2,951
At June 30, 2020	103	527	485	109	1,262	2,486

12.          Intangible assets

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Goodwill	21,919	22,387	22,622	24,482
Other intangible assets	7,930	9,375	9,744	11,920
Total	29,849	31,762	32,366	36,402

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Ltd on December 29, 2016.

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
As at July 1 / April 1	22,387	22,622	24,482	30,393
Revaluations	-	-	-	3,597
Goodwill previously not recognized	-	-	-	627
Impairment	-	-	-	(11,092)
Reclassifications	-	-	-	138
Additions	-	-	-	-
Foreign exchange	(468)	(235)	(1,860)	819
Carrying value at June 30 / March 31	21,919	22,387	22,622	24,482

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	12,483	12,751	12,884	13,949
VivoPower Pty Ltd (allocated to the Solar Development segment)	9,436	9,636	9,738	10,533
Total	21,919	22,387	22,622	24,482

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

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believes that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

The CGU represented by Aevitas O Holdings Limited was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10.6% (June 30, 2019: 8.8%; March 31, 2019: 8.8%; 2018: 9.2%) and annual growth rate of 3.0% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.9% (June 30, 2019: 11.0%; March 31, 2019: 11.0%; 2018: 12.1%), an average annual growth rate in years 1-5 of 53% during the initial expansion phase, and a long-term growth rate of 3.0% from year 6 onwards.

If the weighted average cost of capital had been 1% higher than management’s estimates, the Group would have had to recognize an impairment of $1.5 million. If project realizations in years 1-5 result in an EBITDA 10% less than management’s estimates, the Group would have had to recognize an impairment of $0.9 million. If the long-term growth rate in year 6 onwards was 2% instead of 3%, the Group would have had to recognize an impairment of $1.2 million.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
Cost
At March 31, 2018	5,799	2,680	4,577	154	98	13,308
Foreign exchange	(439)	(204)	(348)	(12)	(11)	(1,013)
Disposals	(263)	-	-	-	(72)	(335)
At March 31, 2019	5,097	2,476	4,229	142	16	11,960
Foreign exchange	(55)	(26)	(44)	(1)	-	(126)
Additions	-	-	-	-	12	12
Disposals	(50)	-	-	-	-	(50)
At June 30, 2019	4,992	2,450	4,185	141	28	11,796
Foreign exchange	(103)	(51)	(86)	(3)	(1)	(244)
Additions	461	-	-	-	-	461
Disposals	(968)	-	-	-	(9)	(977)
At June 30, 2020	4,382	2,399	4,099	138	18	11,036

Amortization	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
At March 31, 2018	677	237	406	68	-	1,388
Foreign exchange	(75)	(22)	(38)	(6)	-	(141)
Amortization	483	169	289	49	-	990
Disposals	(21)	-		-	-	(21)
At March 31, 2019	1,064	384	657	111	-	2,216
Foreign exchange	(6)	(4)	(7)	(1)	-	(18)
Amortization	100	41	70	12	-	223
At June 30, 2019	1,158	421	720	122	-	2,421
Foreign exchange	(24)	(9)	(15)	(2)	-	(50)
Amortization	404	160	273	13	18	868
Disposals	(133)	-	-	-	-	(133)
At June 30, 2020	1,405	572	978	133	18	3,106

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Databases	Other	Total
At March 31, 2017	9,606	2,445	2,366	698	812	15,927
At March 31, 2018	5,122	2,443	4,171	86	98	11,920
At March 31, 2019	4.033	2.092	3,572	31	16	9,744
At June 30, 2019	3,834	2,029	3,465	19	28	9,375
At June 30, 2020	2,977	1,827	3,121	5	-	7,930

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 10 years, 13 years and 13 years respectively.

Additions in the year comprise investment in the Daisy Hill and Yoogali Solar projects in Australia, which the Group owns a 60% effective equity share of through its investment in the IT Power project companies. Intangible assets of $0.5 million include 100% of the intangible assets invested. The non-controlling interest share of $0.2 million is reflected in equity. These project development costs are categorized in customer relationships.

Intangible assets disposed of in the year relate to the Sun Connect portfolio, as described in note 5. Sun Connect portfolio costs were categorized in customer relationships.

13.          Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2020 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
VivoPower Pty Ltd	100%
VivoPower WA Pty Ltd	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty. Ltd	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
Yoogali Solar Farm Pty Ltd	60%	153 Walker St, North Sydney NSW, Australia 2060
Daisy Hill Solar Farm Pty Ltd	60%
Aevitas O Holdings Pty Ltd	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Ltd	100%
Electrical Engineering Group Pty Limited	100%
J.A. Martin Electrical Pty Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th
VivoPower RE Solutions Inc.	64%	Street, E-Square Zone, Crescent Park West,
V.V.P. Holdings Inc. *	40%	Bonifacio Global City, Taguig, Metro Manila

Associate and Joint Venture Undertakings	Percentage of shares held	Registered address
Innovative Solar Ventures I, LLC	50%	251 Little Falls Drive, Wilmington, DE, USA 19808
VVPR-ITP TopCo Pty Limited	50%	153 Walker St, North Sydney NSW, Australia 2060

* V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

14.         Investments accounted for using the equity method

		As at June 30		As at March 31
(US dollars in thousands)	% Owned	2020	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	8,225	-	-	14,147
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	-	-
US-NC-47 Sponsor Partner, LLC	10%	-	-	-	-
Total		8,225	-	-	14,147

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

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment is allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 30, 2020, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2020, of $1.1 million, which is recorded in trade and other payables. Three projects within the portfolio were discontinued in the year ended June 30, 2020, resulting in a write off of capitalized costs of $1.2 million related to those projects, as shown in Note 5.

The joint venture was accounted for as an investment under the equity method at March 31, 2018.During the year ended March 31, 2019, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture, and the Joint Venture assets were reclassified as assets held for sale. In the year ended June 30, 2020, sale of the entire portfolio was not successful. The Company has commenced a process to take control of the portfolio from the Joint Venture partner, and this is expected to result in a slower project realization timeframe, Accordingly, the portion of the investment that is expected to be realized in near term sales within 12 months has remained in assets held for sale. The remainder of the portfolio has been reclassified back to investments accounted for under the equity method.

Costs of $1.1 million associated with a detailed review of the portfolio and sales campaign have been expensed as a restructuring and other non-recurring cost, as described in Note 7.

15.         Cash and cash equivalents

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Cash at bank and in hand	2,824	7,129	4,522	1,939

The credit ratings of the counterparties with which cash was held are detailed in the table below.

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
A+	-	252	17	891
A	-	233	14	69
A-	554	-	-	-
AA-	2,270	6,644	4,491	979
Total	2,824	7,129	4,522	1,939

16.         Restricted cash

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Bank guarantee security deposit	1,013	632	816	-
Preferred supplier agreement escrow	-	-	503	-
Total	1,013	632	1,319	-

At June 30, 2020, there is a total of $1.0 million (June 30, 2020, $0.6 million; March 31, 2019: $0.8 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

17.         Trade and other receivables

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current receivables
Trade receivables	3,112	6,193	5,899	5,333
Contract assets	3,382	3,929	1,800	120
Prepayments	432	2,919	628	391
Other receivables	5,475	1,951	2,072	2,059
Current tax receivable	155	-	-	-
Total	12,556	14,992	10,399	7,903

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Trade and other receivables	3,119	6,195	5,929	5,335
Less: credit note provision	(7)	(2)	(30)	(2)
Total	3,112	6,193	5,899	5,333

The maximum exposure to credit risk for trade receivables by geographic region was:

As at June 30 2020			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
USA	-	108	78	129
United Kingdom	-	-	-	12
Australia	3,112	6,085	5,821	5,192
Total	3,112	6,193	5,899	5,333

The aging of the trade receivables, net of provisions is:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
0-90 days	3,055	6,093	5,765	5,326
Greater than 90 days	57	100	134	7
Total	3,112	6,193	5,899	5,333

18.         Assets classified as held for sale

		As at June 30		As at March 31
(US dollars in thousands)	% Owned	2020	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	4,080	13,530	13,530	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	-	6,595
US-NC-47 Sponsor Partner, LLC	10%	-	-	-	4,841
Total		4,080	13,530	13,530	11,436

As more fully disclosed in Note 14, the Company’s portfolio of U.S. solar projects is held through 50% ownership in the ISS Joint Venture. During the year ended March 31, 2019, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment has been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in Note 4.2.

Reconciliation of the ISS Joint Venture investment is as follows:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Capital commitment	15,044	15,044	15,044	14,904
Commission credit	(770)	(770)	(770)	(757)
Discontinued projects	(2,079)	(848)	(848)	-
Acquisition costs	110	104	104	-
Net assets	12,305	13,530	13,530	14,147

Allocation of the net book value of the equity accounted investment in the ISS Joint Venture, between current assets held for sale, and non-current investments (as disclosed in Note 14), is as follows:

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Assets classified as held for sale	4,080	13,530	13,530	-
Investments accounted for using the equity method	8,225	-	-
Net assets	12,305	13,530	13,530	14,147

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

As at June 30			As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current assets	2	1,187	1,187	1,373
Non-current assets	23,277	27,107	27,107	26,921
Net assets	23,279	28,294	28,294	28,294

No summarized statement of comprehensive income has been presented as there were no movements in comprehensive income in the year (March 31, 2019: nil; 2018: nil).

Reconciliation to carrying amounts of the ISS Joint Venture (including amounts disclosed within Investments, see Note 14):

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Opening net assets	28,294	28,294	28,294	-
Initial investment	-	-	-	29,808
Commission credit	(1,546)	-	1,514	(1,514)
Commission credit on abandonments	144	-	-	-
Sundry income	90	-	-	-
Project swaps	-	-	281	-
Abandoned projects	(2,592)	-	(1,795)	-
Net assets	24,390	28,294	28,294	28,294
VivoPower share in %	50%	50%	50%	50%
VivoPower share in $ (excluding funding obligation)	12,195	14,148	14,148	14,147
Commission credit	-	(721)	(721)	-
Acquisition costs	110	103	103	-
Net Assets	12,305	13,530	13,530	14,147

19.         Trade and other payables

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Trade payables	4,807	5,554	5,675	3,806
Accruals	370	2,247	1,952	3,008
Related party payable	504	1,527	1,378	1,838
Payroll liabilities	1,383	1,209	1,165	504
Sales tax payable	496	1,054	764	310
Contract liabilities	6,013	10,095	4,978	1,544
Other creditors	1,822	2,953	2,011	3,072
Total	15,395	24,639	17,923	14,082

In accordance with IFRS 15 – Revenue from Contracts with Customers, contract liabilities are presented as a separate line item. Contract liabilities relate to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Contract liabilities are recorded as revenue when the Company fulfils its performance obligations under the contract.

Of the $10.1 million contract liabilities balance at June 30, 2019 and $5.0 million balance at March 31, 2019, $2.4 million was not recognized as revenue in the year ended June 30, 2020 and remained outstanding at June 30, 2020 due to contract postponement; now budgeted in the first half of the year ended June 30, 2021. All other contract liabilities balances at June 30, 2019, March 31, 2019, 2018 and 2017 were recognized as revenue in the subsequent accounting period.

20.         Provisions

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current provisions
Employee entitlements	1,561	1,510	1,459	1,474
Litigation	1,104	-	-	-
Warranty	232	-	-	-
Employee terminations	-	112	157	616
Onerous contracts	-	96	94	380
Total	2,897	1,718	1,710	2,470

Non-current provisions
Employee entitlements	169	148	227	288
Onerous contracts	-	1,952	1,995	-
Total	169	2,100	2,222	288

Total	3,066	3,818	3,932	2,758

Employee entitlements include long term leave and vacation provisions.

The employee terminations provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in Note 7.

The onerous contracts provision recognized the forecast losses associated with contracts to purchase Solar Renewable Energy Certificates from the NC-31 and NC-47 projects until 2027. The expected losses were discounted at the Company’s borrowing rate on long-term debt of 8.5%. The provision formed part of the disposed net assets of VivoRex LLC, sold on July 02, 2019, as more fully disclosed in Note 5.

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

After aborted attempts at settlement, the matter was heard in the UK High Court in the first two weeks of March 2020. At the time of writing, the Company is still awaiting the verdict from the trial.

In the year ended June 30, 2020, the Company has incurred $0.9 million of legal fees in relation to this matter, in addition to amounts incurred in prior periods. The Company has also made a provision at June 30, 2020, for the expected outcome of the trial, of $1.1 million, including allocation of costs, based on legal counsel advice about the Company’s chances of success for the different elements of the claims.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Onerous Contracts	Litigation	Warranty	Total
At March 31, 2018	1,762	616	380	-	-	2,758
Foreign exchange	(140)	-	-	-	-	(140)
Charged/(credited) to profit or loss:
Additional provisions	510	243	1,804	-	-	2,557
Reverse unused provisions	(26)	(87)	-	-	-	(113)
Provisions utilized	(420)	(614)	(96)	-	-	(1,130)
At March 31, 2019	1,686	158	2,088	-	-	3,932
Foreign exchange	(18)	-	-	-	-	(18)
Charged/(credited) to profit or loss:
Additional provisions	146	-	-	-	-	146
Reverse unused provisions	(41)	-	-	-	-	(41)
Unwinding of discount	-	-	42	-	-	42
Provisions utilized	(116)	(45)	(82)	-	-	(243)
At June 30, 2019	1,657	113	2,048	-	-	3,818
Foreign exchange	(41)	-	-	-	-	(41)
Charged/(credited) to profit or loss:
Additional provisions	1,659	176	-	1,104	232	3,171
Reverse unused provisions	(72)	(28)	-	-	-	(100)
Disposals	-	-	(2,048)	-	-	(2,048)
Provisions utilized	(1,473)	(261)	-	-	-	(1,734)
At June 30, 2020	1,730	-	-	1,104	232	3,066

21.         Loans and borrowings

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Current liabilities
Debtor invoice financing	508	901	751	-
Lease liabilities	641	660	136	285
Shareholder loans	-	766	-	1,670
Chattel mortgage	51	-	-	-
Financing agreement	-	-	-	2,000
Bank loan	66	-	-	-
Other borrowings	46	-	-	-
Total	1,312	2,327	887	3,955

Non-current liabilities
Lease liabilities	715	1,117	138	293
Shareholder loan	23,400	18,242	18,242	18,092
Chattel mortgage	249	-	-	-
Bank loan	278	-	-	-
Total	24,642	19,359	18,380	18,385

Total	25,954	21,686	19,267	22,340

In June 2020, the Company refinanced its shareholder loan due to AWN Holdings Limited (“AWN”), the Company’s majority shareholder, capitalizing current and non-current shareholder loans, accrued interest and related party trade payables, into a new shareholder loan.

The new shareholder loan bears interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. However, no interest or line fee settlements are required until after a corporate liquidity event has occurred. No repayment of principal is required until July 2021, and then is repayable in 9 equal monthly instalments until March 2022. Security granted to AWN comprises a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC

In February 2020, the Company agreed an unsecured bridging loan with AWN to provide additional liquidity to the Company. Interest on the loan was charged at 10.0% per annum. A total of $1.3 million was advanced to the Company under the bridging loan, which was capitalized, including interest thereon, into the refinanced shareholder loan, in June 2020.

In May and June 2020, the Company obtained $0.3m government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2020, J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited have also taken out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its critical power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited.

The obligations under lease liabilities are as follows:

	Minimum lease Payments				Present value of minimum lease payments
	As at June 30		As at March 31		As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018	2020	2019	2019	2018
Amounts payable under lease liabilities:
Less than one year	695	692	147	291	649	660	136	285
Later than one year but not more than five	759	1,299	143	327	707	1,117	138	293
	1,454	1,991	290	618	1,356	1,777	274	578
Future finance charges	(98)	(214)	(16)	(40)	-	-	-	-
Total lease obligations under	1,356	1,777	274	578	1,356	1,777	274	578

22.         Called up share capital

	As at June 30		As at March 31
(US dollars)	2020	2019	2019	2018
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689	$162,689
Number allotted	13,557,376	13,557,376	13,557,376	13,557,376
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689	$162,689

No. of shares
At March 31, 2018	13,557,376
Issue of new shares	-
At March 31, 2019	13,557,376
Issue of new shares	-
At June 30, 2019	13,557,376
Issue of new shares	-
At June 30, 2020	13,557,376

23.         Other reserves

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Equity instruments	27,057	26,087	26,090	25,072
Share option reserve	-	3,713	3,713	3,713
Capital raising costs	(6,009)	(9,722)	(9,722)	(9,722)
Treasury shares	-	(13)	(246)	(592)
Equity incentive costs	344	-	-	-
Foreign exchange	16	11	11	(88)
Total	21,408	20,076	19,846	18,383

Equity instruments are convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than June 30, 2021. The Company has classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$11,059,348 represents their face value plus the dividends accrued to June 30, 2020. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$25,075,203 represents their face value plus the dividends accrued to June 30, 2020. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

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

As disclosed more fully in Note 29, on July 10, 2020, a proposal to reconstitute the Aevitas convertible preference shares and convertible loan notes as an Aevitas preference share was approved at an extraordinary meeting of the ordinary shareholders, exchangeable preference shareholders and exchangeable noteholders of Aevitas Group Limited.

The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitled the holder to buy VivoPower ordinary shares at US$8.70 at any time before April 30, 2020. The options were originally accounted for as a share-based award and accordingly, the cost of the award was recognized directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. The options lapsed in April 2020, accordingly the reserve has been released and credited against capital raising costs

On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,911, including commission, and held them as treasury shares. During the year ended March 31, 2019, 75,805 of these shares were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $85,660 was expensed as employee compensation and remaining cost of $260,011 was charged against retained earnings.

During the year ended June 30, 2020, share incentives were granted to employees and directors of the Company, under the Company’s 2017 Omnibus Incentive Plan. Of the share awards granted, $344,000 of shares fully vested or had a vesting period commencing in the year ended June 30, 2020.

24.          Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2020	2019	2019	2018
Loss for the year / period	(5,103)	(1,446)	(11,223)	(27,879)

Weighted average number of shares in issue (‘000s)	13,557	13,557	13,557	13,557

Basic earnings/(loss) per share (dollars)	(0.38)	(0.11)	(0.83)	(2.06)
Diluted earnings/(loss) per share (dollars)	(0.38)	(0.11)	(0.83)	(2.06)

25.         Contingencies

As described in Note 20, the Company has participated in a court hearing in March 2020 in relation to the legal claims by the Company’s former Chief Executive Officer, Phillip Comberg. In addition to the probable financial outcome of the trial of $1.1 million, further elements of the claim will also be ruled upon in the verdict. These are considered by the Company to be much lower risk than those that have been provided for, and the Company may have further recourse to appeal beyond the initial verdict. Accordingly, no provision has been made in the financial statements in respect of the other claims brought by Mr Comberg.

26.         Pensions

The Group’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Group contributes 9.5%. A pension scheme is also in place for UK employees, where the Group contributes 4%. The pension charge for the year represents contributions payable by the Group which amounted to $0.79 million (3 months ended June 20, 2019: $0.27 million; year ended March 31, 2019: $0.76 million; 2018: $0.90 million).

27.         Financial instruments

	As at June 30		As at March 31
(US dollars in thousands)	2020	2019	2019	2018
Financial assets at amortized cost
Trade and other receivables	8,587	8,144	7,971	7,392
Cash and cash equivalents	2,824	7,129	4,522	1,939
Restricted cash	1,013	632	1,319	-
Total	12,424	15,905	13,812	9,331

Financial liabilities at amortized cost
Loans and borrowings	25,954	21,686	19,267	22,340
Trade and other payables	7,504	12,281	11,016	11,724
Total	33,458	33,967	30,283	34,064

The amounts disclosed in the above table for trade and other receivables and payables do not agree to the amount reported in the Company’s Consolidated Statement of Financial Position as they exclude prepaid expenses, payroll and sales tax payable, current tax receivables and contract assets and liabilities which do not meet the definition of financial assets or liabilities.

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

 (b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $2.8 million at June 30, 2020 (June 30, 2019: $7.1 million; March 31, 2019: $4.5 million; 2018: $1.9 million). The ratio of current assets to current liabilities at June 30, 2020 is 1.04 (June 30, 2019: 1.25; March 31, 2019: 1.43; 2018: 1.03). During the year ended March 31, 2019, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which only $0.5 million was drawn at June 30, 2020 (June 30, 2019: $0.9 million; March 31, 2019: $0.8 million). In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	7,504	7,504	-	-	-
Borrowings	24,598	688	23,873	37	-
Lease liabilities	1,356	649	654	53	-
Total	33,458	8,841	24,527	90	-

Three Months Ended June 30, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	12,281	12,281	-	-	-
Borrowings	23,397	3,859	19,538	-	-
Lease liabilities	1,991	692	1,077	222	-
Total	37,669	16,832	20,615	222	-

Year Ended March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Lease liabilities	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

Year Ended March 31, 2018 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,724	11,724	-	-	-
Borrowings	25,896	5,498	14,111	6,287	-
Lease liabilities	619	291	328	-	-
Total	38,239	17,513	14,439	6,287	-

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2020:

●	Cash and cash equivalents $2.3 million denominated in AUD and $0.1 million denominated in GBP.
●	Restricted cash $1.0 million denominated in AUD.
●	Trade and other receivables $12.3 million denominated in AUD and $0.2 million denominated in GBP.
●	Trade and other payables $10.6 million denominated in AUD and $1.5 million in GBP.
●	Borrowings $2.5 million denominated in AUD.
●	Provisions $2.0 million denominated in AUD and $1.1 million in GBP.

The non-current shareholder loan of $23.4 million is denominated in USD, upon which there is no foreign currency risk.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

28.          Related party transactions

AWN is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Group from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2020, the Company completed a refinancing transaction on its shareholder loan. Under the terms of the refinancing, the new loan applies normal commercial terms, with interest at 10.0% per annum and line fee of 2%. Both interest and line fee are payable monthly in advance, except that until the Company achieves a corporate liquidity event such as a business sale or capital raise, the interest and line fee will accrue without payment. Principal is repayable in equal monthly instalments commencing July 2021 until March 2022. The new refinanced loan capitalized and settled existing related party balances with Arowana, as detailed below, for a total principal as at June 30, 2020 of $23,303,288.

Prior to the refinancing, VivoPower was indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and principal repayable in equal monthly instalments of $75,000 for ten months beginning April 2018, with the remainder repayable in 21 equal monthly instalments commencing July 2020. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (March 31, 2019: $18,242,636; 2018: $18,992,636). , and this amount plus unpaid interest of $2,185,701 was settled as part of the parent company loan refinancing transaction on June 30, 2019, leaving nil balance at June 30, 2020.

Prior to the refinancing, VivoPower was also indebted to Arowana via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16 to the consolidated financial statements. Of the principal balance as at June 30, 2019 of $765,681, $320,530 was repaid in the year ended June 30, 2020, whilst the remaining $445,151 plus interest was capitalized in the parent company loan refinancing, settled on June 30, 2020 as part of the parent company loan refinancing. At June 30, 2019 the principal balance due to Arowana by VivoPower under this loan was $765,681 (March 31, 2019: nil; 2018: nil).

A $1,300,000 bridge loan was provided to VivoPower by Arowana during the year ended June 30, 2020. The loan plus accrued interest of $43,231 was also settled as part of the parent company loan refinancing on June 30, 2020.

Directors fees for Kevin Chin in the amount of $207,181 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the year ended June 30, 2020. At June 30, 2020 the Company had an account payable to Arowana Partners Group Pty Limited of $105,620 (June 30, 2019; $88,516; March 31, 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, was employed by Arowana International UK Limited, a subsidiary of Arowana until his resignation on March 17, 2020, and seconded to VivoPower; $277,306 was charged to the Company during the year ended June 30, 2020. At June 30, 2020, the Company had an account payable of $185,253 (June 30, 2019: $116,923; March 31, 2019: $32,657; 2018: $80,026) in respect of these services.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of Arowana. During the year ended June 30, 2020, Mr. Hui invoiced the Company $11,131 for director fees from the date of his appointment to the Board in January 2020. At June 30, 2020, the Company had an account payable of $1,878 in respect of these services.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2020, $108,785 was recharged to the Company. At June 30, 2020, the Company has a payable to Arowana in respect of recharges of $202,024 (June 30, 2019: $1,268,670; March 31, 2019: $1,268,670; 2018: $1,802,003). On June 30, 2020 $1,066,666 of the recharge balance was settled and capitalized in the refinanced AWN loan.

Aevitas is indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in Note 23 to the consolidated financial statements, and for which they earned $659,090 of interest during the year ended June 30, 2020. The outstanding amount represents the face value plus interest accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,729,996;
●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003; and,
●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,730,003.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $282,467 of dividends during the year ended June 30, 2020. The outstanding amount represents the face value plus dividends accrued to June 30, 2020:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880;
●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,216,880; and,
●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with an outstanding amount of $2,607,597.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $30,359 representing face value plus interest accrued to June 30, 2020 and earned interest of $1,483 for the year ended June 30, 2020.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $13,426 representing face value plus dividends accrued to June 30, 2020 and earned dividends of $636 for the year ended June 30, 2020.

29.          Subsequent event

At an extraordinary meeting of the ordinary shareholders, exchangeable preference shareholders and exchangeable noteholders of the Company’s subsidiary, Aevitas Group Limited, held on July 10, 2020, a proposal to reconstitute each Aevitas convertible preference share and convertible note together into one Aevitas preference share, was approved. The Aevitas preference share will pay the same coupon as the current Aevitas convertible preference shares and convertible notes, being 7% per annum and this will be cumulative. The preference share will not be dilutive to VivoPower ordinary shareholders, as there is no mandatory exchangeability feature.

30.          Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in Note 8 to the consolidated financial statements.

31.          Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is AWN Holdings Limited (formerly Arowana International Limited), a company registered in Australia.

32.          Transition period comparative information (unaudited)

The condensed consolidated statement of operations for the year ended June 30, 2019 is as follows:

(US dollars in thousands)	Year Ended June 30 2019 (unaudited)
Revenue from contracts with customers	43,545
Costs of sales	(37,452)
Gross profit	6,093
General and administrative expenses	(7,195)
Loss on solar development	(2,668)
Depreciation and amortization	(1,447)
Operating profit/(loss)	(5,217)
Restructuring costs	(2,404)
Finance expense - net	(3,345)
Profit/(loss) before income tax	(10,966)
Income tax	(353)
Loss for the period	(11,319)

The condensed consolidated statement of cash flow for the year ended June 30, 2019 is as follows:

(US dollars in thousands)	Year Ended June 30 2019 (unaudited)
Cash flows from operating activities
Loss for the period	(11,319)
Income tax	353
Finance expense - net	3,345
Depreciation and amortization	1,477
Loss on solar development	2,668
Increase in non-cash working capital	4,708
Net cash from operating activities	1,232

Purchase of property, plant and equipment	(358)
Proceeds on sale of capital projects	11,601
Net cash from investing activities	11,243

Cash flows from financing activities
Repayment of related party loans	(134)
Lease repayments	(275)
Debtor finance borrowings	901
Transfers to restricted cash	(632)
Finance agreements repayments	(3,761)
Finance expense – net	(3,345)
Cash flows from financing activities	(7,246)

Net increase in cash and cash equivalents	5,229
Cash and cash equivalents at beginning of period	1,900
Cash and cash equivalents at end of period	7,129