Form 20-F
period 2021-06-30
VivoPower International PLC
filed 2021-09-15
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended June 30, 2021

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

Ordinary shares, nominal value $0.012 per share	18,506,064

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

TABLE OF CONTENTS

Introduction	1
Forward-Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
Item 4. Information on the Company	24
A. History and Development of the Company	24
B. Business Overview	25
C. Organizational Structure	33
D. Property, Plant and Equipment	34
Item 4A. Unresolved Staff Comments	34
Item 5. Operating and Financial Review and Prospects	34
A. Operating Results	35
B. Liquidity and Capital Resources	57
C. Research and Development, Patents, Licenses, etc.	61
D. Trend Information	62
E. Off-Balance Sheet Arrangements	62
F. Contractual Obligations and Commitments	62
Item 6. Directors, Senior Management and Employees	63
A. Directors and Senior Management	63
B. Compensation	65
C. Board Practices	68
D. Employees	71
E. Share Ownership	72
Item 7. Major Shareholders and Related Party Transactions	73
A. Major Shareholders	73
B. Related Party Transactions	73
C. Interests of Experts and Counsel	76
Item 8. Financial Information	76
A. Consolidated Statements and Other Financial Information	76
B. Significant Changes	76
Item 9. The Offer and Listing	76
A. Offering and Listing Details	76
B. Plan of Distribution	76
C. Markets	77
D. Selling Shareholders	77
E. Dilution	77
F. Expenses of the Issue	77
Item 10. Additional Information	78
A. Share Capital	78
B. Memorandum and Articles of Association	78
C. Material Contracts	78
D. Exchange Controls	78
E. Taxation	78
F. Dividends and Paying Agents	84
G. Statements by Experts	84
H. Documents on Display	84
I. Subsidiary Information	84
Item 11. Quantitative and Qualitative Disclosures about Market Risk	85
Item 12. Description of Securities Other than Equity Securities	86
A. Debt Securities	86
B. Warrants and Rights	86
C. Other Securities	86
D. American Depositary Shares	86

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

References to any specific fiscal year refer to the year ended March 31 2019, and refer to the year ended June 30 for 2020 and future periods. For example, we refer to the fiscal year ended March 31, 2019, as “fiscal 2019” or “FY 2019.” References to the transition period refer to the period from April 1, 2019 to June 30, 2019, as filed in the transition report filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2019.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to acquire, invest in, develop or sell our investments in energy projects;
•	our ability to attract and retain customers;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our expectations regarding demand for solar power by energy users or investor in projects;
•	our expectations regarding changes in the cost of developing and constructing solar projects;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to develop competitive electric vehicle products and build scalable assembly processes;
•	the extent to which the COVID-19 pandemic affects our business, financial condition and results of operations;
•	our expectations regarding our ongoing legal proceedings;
•	our ability to adequately protect our intellectual property; and
•	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2021, for the year ended June 30, 2020, and for the three months ended June 30, 2019, and for the years ended March 31, 2019, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

	Year Ended June 30			Three Months Ended June 30	Year Ended March 31
(US dollars in thousands, except per share amounts)	2021	2020	2019	2019	2019
			(unaudited)

Revenue from contracts with customers	40,411	47,986	43,545	13,617	39,036
Cost of sales	(34,084)	(40,885)	(37,452)	(11,960)	(32,726)
Gross profit	6,327	7,101	6,093	1,657	6,310
General and administrative expenses	(11,133)	(5,479)	(7,195)	(1,291)	(7,685)
Gain/(loss) on solar development	769	1,589	(2,668)	38	(2,615)
Other income	1,511	724	-	-	-
Depreciation of property and equipment	(1,089)	(898)	(411)	(214)	(430)
Amortization of intangible assets	(1,167)	(868)	(1,036)	(223)	(990)
Operating (loss)/profit	(4,782)	2,169	(5,217)	(33)	(5,410)
Restructuring & other non-recurring costs	(2,880)	(3,410)	(2,404)	(525)	(2,017)
Finance income	2,179	33	-	-	4
Finance expense	(2,590)	(3,182)	(3,345)	(796)	(3,243)
Loss before income tax	(8,073)	(4,390)	(10,966)	(1,354)	(10,666)
Income tax	115	(713)	(353)	(92)	(557)
Loss for the period	(7,958)	(5,103)	(11,319)	(1,446)	(11,223)

Loss is attributable to:
Owners of Plc	(7,571)	(5,103)	(11,319)	(1,446)	(11,223)
Non-controlling interests	(387)	-	-	-	-
	(7,958)	(5,103)	(11,319)	(1,446)	(11,223)

Consolidated Statement of Comprehensive Income (continued)

	Year Ended June 30			Three Months Ended June 30	Year Ended March 31
	2021	2020	2019	2019	2019
(US dollars in thousands, except per share amounts)			(unaudited)
Other comprehensive income
Currency translation differences recognized directly in equity	1,601	(1,028)	-	(102)	(2,998)
Total comprehensive loss	(6,357)	(6,131)	(11,319)	(1,548)	(14,221)
Earnings per share (dollars)
Basic	(0.46)	(0.38)	(0.83)	(0.11)	(0.83)
Diluted	(0.46)	(0.38)	(0.83)	(0.11)	(0.83)
Weighted average number of shares used in computing (loss)/earnings per share	16,306,494	13,557,376	13,557,376	13,557,376	13,557,376

Consolidated Statement of Financial Position Data

	As at June 30			As at March 31
(US dollars in thousands, except ratios)	2021	2020	2019	2019

Cash and cash equivalents	8,604	2,824	7,129	4,522
Current assets	23,993	20,473	36,283	29,770
Current liabilities	(13,431)	(19,679)	(29,133)	(20,807)
Current ratio	1.79	1.04	1.25	1.43
Property, plant and equipment, net	2,575	2,486	2,951	1,205
Total assets	76,512	62,380	73,109	65,395
Debt, current and long-term	23,091	25,954	21,686	19,267
Total shareholders’ equity/(deficit)	40,418	17,890	22,516	23,985

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

Risks related to our new Sustainable Energy Solutions (SES) strategy and Tembo acquisition

Our new group SES strategy, incorporating the Tembo acquisition, may not be successful.

Prior to the Tembo acquisition, our core businesses were primarily the provision of critical power solutions to a diverse range of government, commercial and industrial customers throughout Australia and the development, construction, and sale of photovoltaic (“PV”) solar projects in Australia and the U.S.

Following the Tembo acquisition, we have pivoted our strategy to focus on delivering end-to-end sustainable energy solutions to corporate customers (incorporating Tembo fleet electrification solutions) to help them accelerate achievement of their net zero carbon goals. These include existing customers of our critical power solutions business, particularly those in hard to decarbonize sectors such as the mining, infrastructure and utilities sectors.

There can be no assurance that this new SES strategy will succeed, especially as it is a new business model. For example, there may not be enough customers who engage us to deliver full end-to-end SES solutions to drive the growth that our management is targeting. We may not be able to perfect solutions that meet the expectations of customers and we may be surpassed by competitors with better technologies.  We may not be able to scale up Tembo appropriately or sufficiently integrate it with our existing business operations.

The new SES strategy may transform our growth trajectory but in doing so it will involve significant investment and place strain on our financial and management resources, as well as our business and compliance systems, people and processes. We may not be able to scale up our systems, hire enough people and upgrade our processes effectively so as to realize this growth. If we fail to achieve the targeted growth upon which our investments are made, this could have a material adverse effect on our business, results of operations and financial condition.

We may face challenges with our new SES strategy incorporating Tembo that could disrupt our existing operations and increase costs, decrease profitability and reduce cashflows across the group.

If we are unable to sufficiently and appropriately integrate the Tembo business with our existing operations in a timely and cost-effective manner, the potential benefits of acquiring Tembo, including the estimated revenue and cost synergies we expect to achieve, may not be realized. In particular, if the effort we devote to the integration of our businesses with that of Tembo diverts more management time or other resources from carrying out our operations than we originally planned, our ability to maintain and increase revenues as well as manage our costs that relate to our businesses (excluding Tembo) could be impaired. Furthermore, our capacity to expand other parts of our existing businesses may be impaired. Any of the above could have a material adverse effect on our business, results of operations and financial condition.

If the Tembo business

If the Tembo business does not perform in line with our expectations, we may be required to write-down the carrying value of our investment, including goodwill and intangible assets.

Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by these assets may no longer be valid. If the results of operations and cash flows generated by Tembo are not in line with our expectations, we may be required to write-down the carrying value of the investment. Any write-down could materially affect our business, financial condition and results of operations.

We may discover contingent or other liabilities within Tembo or other facts of which we are not aware that could expose us to loss.

Although we have received certain representations, warranties and indemnities regarding Tembo under the terms of the Tembo acquisition agreement and we have conducted general due diligence (including engaging experts in the electric vehicle industry) as part of the acquisition, such due diligence was necessarily limited to the availability of information and access granted to us by Tembo’s vendors. There can be no assurance that we identified all the liabilities of, and risks associated with Tembo or that we will not be subject to unknown liabilities of, and risks associated with the Tembo acquisition, including liabilities and risks that may become evident only after we have been involved in the ongoing operational management of Tembo. We may incur losses in excess of the maximum amount recoverable under product warranties and indemnities or the matters giving rise to the losses may not be recoverable against the warranties or indemnities or at all.

The future growth and success of Tembo is dependent upon acceptance of its zero-emission specialist battery-electric off-road vehicle kits amongst key target customers in the mining, infrastructure and utilities sectors.

Our strategy for Tembo is to focus its vehicle fleet electrification efforts on the ruggedized, customized and off-road segments of the electric vehicle market including for the mining, infrastructure and utilities sectors. This market is relatively new, rapidly evolving, and characterized by rapidly changing technologies, new competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If this market does not develop as we expect or develops more slowly than we expect, our business, results of operations, financial condition and prospects will be materially adversely affected.

Factors that may influence the market acceptance of new zero-emission vehicles and the conversion of existing vehicles to zero-emission electric vehicles include:

●

perceptions about zero-emission electric vehicle quality, safety design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of any electric vehicle;

●	perceptions about the limitations on the range over which zero-emission electric vehicles may be driven on a single battery charge;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced or new technology;

●	the availability of alternative fuel vehicles, including hydrogen, which may reduce demand for battery electric vehicles;

●	the availability of service infrastructure for zero-emission electric vehicles;

●	changes in the costs of oil, diesel and gasoline;

●	government regulations and economic incentives, including a change in the administrations and legislations of federal and state governments, promoting fuel efficiency and alternate forms of energy;

●	access to charging stations, standardization of electric vehicle charging systems and perceptions about convenience and cost to charge an electric vehicle;

●

the availability of tax and other governmental incentives and rebates to purchase and operate electric vehicles or future regulation requiring increased use of zero-emission or hybrid electric vehicles;

●	perceptions about and the actual cost of alternative zero emission fuels such as hydrogen; and

●	macroeconomic factors.

The influence of any of the factors described above may cause current or potential customers not to purchase Tembo’s electric vehicles, which would materially adversely affect our business, results of operations, financial condition and prospects.

Risks related to our business and operations

Our results of operations are subject to significant variability and are inherently unpredictable.

With our new SES strategy, incorporating Tembo, our potential growth trajectory has significantly changed. In order to facilitate this potential growth, we will need to make significant investments of both an operational expenditure and a capital expenditure nature.

Because we do not know the pace at which our revenue will grow, or if it will grow, and because our expenses will likely grow, we may not be profitable from period to period. Our revenue and operating results are difficult to predict and may vary significantly from period to period. Furthermore, sustained operating losses may cause a material adverse change in our financial condition.

We face competition in the markets, industries and business segments in which we operate, which could adversely affect our business, operating results, financial condition and future prospects.

We face competition in each of the business segments and jurisdictions in which we operate. Some of our competitors (i) have more financial, technological, engineering and manufacturing resources than we do to develop products, services and solutions that may compete favorably against our products; (ii) are developing or are currently producing products, services and solutions based on new technologies that may ultimately have costs similar to or lower than ours; (iii) have government-backed financial resources or parent companies with greater depths of resources than are available to us; (iv) have access to a lower cost of capital than we do; (v) have stronger distribution partnerships and channels than we do, enabling access to larger customer bases; and (vi) may have longer operating histories, greater name and brand recognition and greater economies of scale than we do.

In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, adversely impacting our business in the process.

We expect that our competitors will continuously innovate to improve their ability to deliver products, services and solutions to meet customer demands. Should we fail to compete effectively, this could have a material adverse effect on our business, results of operations and financial condition.

Our ability to scale up Tembo, our commercial electric vehicle (“EV”) segment is dependent on securing new business opportunities, meeting the requirements of customers and the timely delivery of orders across different market sectors.

Following the acquisition of Tembo in the year ended June 30, 2021, we plan to expand significantly in the commercial electric vehicle market, providing light electric vehicles (“LEV”) with a key focus initially on servicing LEV customers in the mining, infrastructure and utilities sectors. As we look to develop these opportunities and secure orders, we will incur increased operational expenditures and capital expenditures that may impact our profitability and cashflows.

We will be engaged in product innovation with Tembo as we look to introduce new products, including LEV conversion kits with a longer range and/or greater payload capacity. To the extent that such innovation does not successfully meet regulatory requirements, quality and safety standards and/or customer expectations more generally, future sales could be impaired.

Following the acquisition of Tembo, we signed distribution agreements with a number of partners in North America, Australia and Europe to sell Tembo LEV conversion kits. In addition, we signed a binding letter of intent to partner with Toyota Motor Corporation Australia (“TMCA”) to provide electrification solutions for the Toyota Landcruiser model, with a focus initially on off road applications in Australia. If Tembo is not able to meet the technical specifications, quality and safety standards of our customers and partners, this will have a material adverse effect on Tembo’s brand, reputation, revenue and future prospects. Furthermore, if Tembo is unable to fulfill product delivery volumes in accordance with timelines agreed with our customers and partners, this could have a material adverse effect on future sales, operating results and the financial condition of the business.

Tembo faces certain operational risks as it seeks to exponentially scale up its assembly and delivery capabilities and if it fails to execute properly, this will expose us to material losses and compromise our cashflows.

The Tembo business faces operational risks as a maker of battery-electric ruggedized and off-road vehicles embarking on an exponential scale up of its assembly and delivery capabilities. These risks include:

●	industrial accidents or pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial and regulatory liabilities;

●

actual and potential supply chain shortages, in particular with regard to batteries and other vehicle inputs, as well as increases in the prices of such inputs may have a material adverse effect on the operations, profits and cashflow of Tembo;

●	issues relating to design or manufacturing defects;

●	issues relating to safety, including compliance with safety regulations and standards;

●	inability to secure appropriate premises and equipment;

●	inability to attract and retain appropriately qualified personnel; and

●	delays in launching or scaling up production and assembly of new products and features.

Constant innovation and product development is required for Tembo to ensure it remains competitive and relevant.

Tembo operates in a market that is relatively new, rapidly evolving, and characterized by rapidly changing technologies, new competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. In order to stay competitive and relevant, it needs to continuously innovate and invest in product development and new technologies.

If Tembo fails to innovate and evolve to meet customer demands and stay ahead of competing technologies and companies, it may become obsolete or non-competitive. This would have a material adverse effect on our business, results of operations and financial condition.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

We expect our period to period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and increase production capacity by expanding our current manufacturing facilities and adding future facilities may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on short-term financial results. If any of this occurs, the trading price of our stock could fall substantially, either suddenly or over time.

The market value of our investment in our SES assets may decrease, which may cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

The fair market value of investments we have made in our U.S. solar projects may decline. The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, unforeseen development delays, unfavorable project development costs, prohibitive deposit requirements by power offtakers and utilities for interconnection, and long-term interest rates.

Any deterioration in the market values of our investments could cause us to record impairment charges in our financial statements, which could have a material adverse effect on our business, financial condition and results of operations. If we sell any of our investments when prices for such investments have fallen, the sale may be at less than the investments’ carrying value on our financial statements, which could result in a loss, which could also have a material adverse effect our business, financial condition and results of operations.

Development and sales of our solar projects may be delayed or may not be fully realized, which could have a material adverse effect on our financial position, results of operations or cash flows.

In the U.S., the Company has a portfolio of 12 utility-scale solar projects under development, representing total electricity generating capacity of approximately 1.3 terawatt-hours per year. In the U.K., the Company has one project that it anticipates developing in the near-term. These projects are at varying stages of development and will take many months or even years to complete and sell. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control.

In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the projects; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; (vii) access to project financing (including debt, equity or tax credits) on sufficiently attractive terms; and (viii) inability to secure off-takers, including pursuant to power purchase agreements (“PPA”). Failure to secure off-takers on terms favorable to us, or at all, may render projects economically unviable. Even if we are able to secure off-takers, we may experience extended delays in entering into PPAs for some of our solar power projects. Any delay in entering into PPAs may adversely affect our ability to secure the cash flows generated by such projects and impact the economics of those projects. Furthermore, any PPAs may be subject to price adjustments over time. If the price under any of our solar project PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flows and results of operations could be materially adversely affected.

Accordingly, the actual amount of proceeds from sales realized and the actual periods during which these proceeds are realized may vary substantially from our plans and projections. Our inability to realize some or all of the cash from the sale of solar projects could have a material adverse effect on our financial position, results of operations or cash flows and create a risk that we will not be able to continue as a going concern.

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

In connection with our products and services, we may provide various system warranties and/or performance guarantees. While we generally are able to pass through manufacturer warranties we receive from our suppliers to our customers, in some circumstances, our warranty period may exceed the manufacturer’s warranty period or the manufacturer warranties may not otherwise fully compensate for losses associated with customer claims pursuant to a warranty or performance guarantee we provided. For example, most manufacturer warranties exclude many losses that may result from a system component’s failure or defect, such as the cost of de-installation, re-installation, shipping, lost electricity, lost renewable energy credits or other solar incentives, personal injury, property damage, and other losses. In addition, in the event we seek recourse through manufacturer warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers. These risks are exacerbated in the event such manufacturers cease operations or fail to honor their warranties.

As a result, warranty or other performance guarantee claims against us that exceed reserves could cause us to incur substantial expense to repair or replace defective products. Warranty reserves include our management’s best estimates of the projected costs to repair or to replace items under warranty, which are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Such estimates are inherently uncertain and subject to change based on our historical or projected experience. Significant repair and replacement costs could materially and negatively impact our financial condition or results of operations, as well divert employee time to remedying such issues. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.

We have a limited operating track record in the development and sale of SES solutions under our new business model and, as a result, we may not be successful developing and scaling up this business segment profitably.

The SES business segment aims to deliver solutions that combine electrification of customers’ light commercial vehicles; the design, development, construction and electrification of renewable energy powered sites that address customers’ critical power requirements (which will typically involve a solar power system, microgrid and charging stations); and the reuse or recycling of batteries from fleets of electric vehicles once the batteries reach the end of their useful life for vehicle applications.

We have experience in developing, financing and building solar power systems including two utility scale solar projects to date in the U.S., totaling 91 MW-DC, as well as building 9 utility and large industrial solar projects in Australia totaling 386 MW-DC. We also acquired, operated and sold 84 operating distributed generation solar systems in Australia. However, we have limited experience and track record in combining this experience to then develop and offer a complete SES solution with electric vehicles, renewable microgrids, battery recycling and reuse and we are still in the process of building such capabilities in our team. As of 30 June 2021, we had completed a feasibility study for only one SES project in the United Kingdom.

Should we fail to appropriately scale up the SES business segment, we may incur operating losses that reduce our cashflows and have a material adverse effect on our financial condition.

Our Australian critical power services workforce and our Netherlands electric vehicle workforce may become unionized, resulting in higher costs of operations and reduced labor efficiency.

Part of our critical power services workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce, which includes 158 operational personnel, or 90% of our total workforce as of June 30, 2021. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past four years, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity.

Our Netherlands workforce for our electric vehicles business segment is currently not unionized. However, as we grow that workforce, some of the expanded workforce may be unionized.

Should such increased unionization occur, it could have a material adverse effect on our business, financial condition or results of operation.

Our inability to protect our intellectual property could adversely affect our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar renewable technology services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., U.K., Europe and Australia, as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed upon third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others' intellectual property rights. Any claim we violated a third party's intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management's attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our renewable products or critical power services within planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired. If customers or potential customers have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business and results of operations.

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

Foreign exchange rates have seen significant fluctuation in recent years, and significant increases in the value of the U.S. dollar relative to foreign currencies could have a material adverse effect on the Group’s reported financial results.

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

Additionally, any acquisition involves potential risks, including, among other things:

●	mistaken assumptions about assets, revenues and costs of the acquired company, including synergies and potential growth;

●	an inability to successfully integrate the assets or businesses we acquire;

●	complexity of coordinating geographically disparate organizations, systems and facilities;

●	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

●	mistaken assumptions about the acquired company's suppliers or dealers or other vendors;

●	the diversion of management's and employees' attention from other business concerns;

●	unforeseen difficulties operating in new geographic areas and business lines;

●	customer or key employee losses at the acquired business; and

●	poor quality assets, systems and processes.

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

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our business, operating results and financial condition.

Risks related to raising of capital and financing

If we continue to experience losses and we are not able to raise additional financing on sufficiently attractive terms to provide the financing to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss of $8.0 million in the year ended June 30, 2021, following a loss of $5.1 million for the year ended June 30, 2020, a loss of $1.4 million in the three months ended June 30, 2019 and a loss of $11.2 million for the year ended March 31, 2019. If we are unable to generate sufficient revenue from the operation of our businesses, grow our electric vehicle sales, and generate sales of SES projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses.

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern.

We expect to require additional financing to execute our strategy to operate and grow our business.

Our operations are capital intensive requiring significant investment in operational expenditures and capital expenditures to realize the growth potential of our electric vehicle, critical power services, sustainable energy solutions and solar development businesses. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As a result, we expect to require some combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition, and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

As of June 30, 2021, we had an aggregate of $23.0 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We could also face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations or risk not being able to continue as a going concern. In addition, we may be able to incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

If we fail to adequately manage our planned growth, our overall business, financial condition and results of operations could be materially adversely affected.

We had a forward order book of $16 million as of June 30, 2021, for our critical power services segment, representing 41% of the $38.8 million revenue generated by this segment for the year ended June 30, 2021. In addition, we have also secured potential commitments in our electric vehicles segment to deliver nearly 5,000 electric vehicle conversion kits over the next 5 years. We are targeting significant growth across our businesses over the next 5 years, underpinned by strong industry tailwinds including the electrification of fleet vehicles, the adoption and acceleration of net zero carbon goals by corporate customers, and growth of the renewable and infrastructure sectors in our key geographic markets.

We expect that this significant growth in activity will place significant stress on our operations, management, employee base and ability to meet working capital requirements sufficient to support this growth over the next 12 to 36 months. Any failure to address the needs of our growing business successfully could have a material adverse effect on our business, operating results and financial condition.

We may be unable to obtain favorable financing from our vendors and suppliers, which could have a material adverse effect on our business, financial condition or results of operations and prospects.

In addition to obtaining financing from certain financial parties, we have also historically utilized financing from our vendors and suppliers through customary trade payables or account payables. At times, we have increased the number of days’ payables outstanding. There can be no assurance that our vendors and suppliers will continue to allow us to maintain existing or planned payables balances, and if we were forced to reduce our payables balances below our planned level without obtaining alternative financing, our inability to fund our operations would materially adversely affect our business, financial condition and results of operations. We could also face substantial liquidity problems and might be required to dispose of material assets or enter into economically unfavorable financing arrangements to meet creditor demands or risk not being able to continue as a going concern.

If we are unable to enter into new financing agreements when needed, or upon desirable terms, or if any of our current financing partners discontinue or materially change our financing terms, we may be unable to finance our operations and development projects or our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

We continue to require working capital and credit facilities to fund the growth of our critical power services businesses, and we may require additional working capital and credit facilities to fund the growth of the electric vehicles business and the up-front costs associated with the development and sale of sustainable energy solutions projects. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business. Our ability to obtain financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the industries in which we operate as a whole. In addition, wholesale regulatory changes within financial services markets within specific jurisdictions in which we operate can affect the availability of financing for our businesses resulting from capital availability in the market and appetite of the market for certain industries, risks, or businesses. Changes to our business, the business of our lenders, or the financing market in a region or as a whole could result in us being unable to obtain new financing or maintain existing credit facilities. Failure to obtain necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial parties. If any of these financial parties decided not to continue financing our business or to materially change the terms under which they are willing to provide financing, we could be required to identify new financial parties and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements were in place. In addition, there can be no assurance that the terms of the financing provided by a new financial party would compare favorably with the terms available from our current financing partners. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition, and results of operations.

Additional requisite funding may not be available to us when we need or want it.

Our business and our future plans for expansion are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

If we cannot raise additional funds when we need them, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

Risks related to ownership of our common stock

The trading price of our common stock is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our common stock has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our common stock has experienced over the last 52 weeks an intra-day trading high of $24.33 per share and a low of $1.27 per share.

The stock market in general, and the market for technology oriented companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Furthermore, short sellers and activists may seek to sensationalize selected news about companies, including ours, so as to influence supply and demand for the common stock, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact our stock price.

Following periods of volatility in the overall market and our common stock price, there is a risk that securities class action litigation may be filed against us. While we would defend any such actions vigorously, any judgment against us or any future stockholder litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares. Because we anticipate we will need to raise additional capital to operate and/or expand our business, we expect to conduct equity offerings in the future.

There is no limit on the number of Ordinary Shares we may issue under our articles of association, however the directors’ authority to allot Ordinary Shares is limited to the extent authorized by the shareholders of the Company. On December 18, 2020 at an extraordinary general meeting, the shareholders authorized the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal value of $180,000, such authority to expire on December 18, 2025, and the shareholders waived all and any pre-emption rights in respect of the same. To the extent we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. The Ordinary Shares underlying our securities may be eligible for public resale in the future, either pursuant to registration or an exemption from registration. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our Company.

We do not intend to pay any dividends on our Ordinary Shares at this time.

We have not paid any cash dividends on our Ordinary Shares to date. The payment of cash dividends on our Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the applicable laws and regulations of England and Wales and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Ordinary Shares will result solely from the appreciation of such shares.

We cannot assure you that our ordinary shares will always trade in an active and liquid public market. In addition, at times trading in our ordinary shares on the Nasdaq Stock Market (“Nasdaq”) has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our ordinary shares may have a negative effect on our ability to raise capital on attractive terms or at all and may have a material adverse effect on our operations.

The market price of our ordinary shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks related to our business and operations.” As a result of these and other factors, investors in our ordinary shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our ordinary shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our ordinary shares as reflected in daily trading volume on Nasdaq has usually been low. As of August 10, 2021, the trading price of our ordinary shares on Nasdaq was $6.38 per share. At certain points in the past year, the trading price of our ordinary shares on Nasdaq has fallen below $1.33 per share. If the trading price of our ordinary shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our ordinary shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

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

The market price of our shares may be significantly and negatively affected by factors that are not in our control.

The market price of our shares may vary significantly and may be significantly and negatively affected by factors that we do not control. Some of these factors include: variance and volatility in global markets for equity and other assets; changes in legal, regulatory or tax-related requirements of governmental authorities, stock exchanges, or other regulatory or quasi-regulatory bodies; the performance of our competitors; and the general availability and terms of corporate and project financing.

Our largest shareholder has substantial influence over us and its interests may conflict with or differ from interests of other shareholders.

Our largest shareholder (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 44.2% of our outstanding ordinary shares as at June 30, 2021. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

In addition, our Significant Shareholder is our largest creditor, having provided us with a shareholder loan on a secured basis. As of June 30, 2021, the balance of this shareholder loan was $21.2 million. Our Significant Shareholder has the ability to exert rights that are customary for a secured first ranking loan if we are in breach of covenants or otherwise default on the loan. Any exertion of such rights may adversely affect the value of our share price.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of our Ordinary Shares are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Pursuant to the Companies Act 2006, before rights to subscribe for shares are granted, the directors must have in place the relevant shareholder authorities to allot the shares. In addition, shareholders are required to disapply pre-emption rights in respect of shares to be allotted as a result of such rights to subscribe. There is no requirement to seek such authority where awards are made pursuant to an “employees’ share scheme” however, where awards are made to non-employees those will not be made pursuant to an employees’ share scheme. The Company will however take steps to seek ratification in relation to the allotment. See “Issued Share Capital—Differences in Corporate Law”, for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Risks related to climate, economic and geopolitical factors

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations or compromise our business continuity.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks as well as epidemics and pandemics, including but not limited to outbreaks of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (“COVID-19”) and other similar public health emergencies.

Our business has been materially adversely affected by COVID-19 across the key markets where we have operations, including the U.K., Australia, the Netherlands, and the U.S., and this may continue depending on the policies introduced and enforced by relevant federal, state and local governments. Due to the outbreak of the COVID-19 pandemic in 2020, authorities in our key markets and globally took various emergency measures, including implementing travel bans, closing factories and businesses, and imposing quarantine restrictions and lockdowns. These measures prevented many of our employees from going to work, which has adversely impacted our business operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose additional restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to supply chain and logistics disruption, the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health pandemic or other adverse public health developments could have a material adverse effect on our business operations.

Pandemic-related lockdowns and border closures have also caused supply chain and logistics disruption, including exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Similarly, increased demand for personal electronics has created a shortfall of microchip supply, and it is yet unknown how we may be impacted in the short and medium term. Further supply chain and logistics disruption due to COVID-19 could have a material adverse effect on our business operations.

COVID-19 has also caused delays in fulfilment of customer orders and contracted projects, which adversely affect our revenues. To the extent that COVID-19 pandemic lockdowns, restrictions and border controls continue, there is significant risk that our revenues, operating results and financial condition will be further compromised.

General economic conditions, including levels of inflation and official interest rates in different jurisdictions in which we operate, could adversely impact demand for our solutions, products and services.

COVID-19 lockdowns have resulted in supply chain blockages globally which in turn has resulted in cost inflation pressures. To the extent that we are unable to fully pass on any increases in input costs including materials and labor, this will adversely affect our profit margins, cashflows and ultimately our business, results of operations and financial condition.

While market interest rates presently remain low in the countries in which we operate, any future changes in interest policy that signal an increase in interest rates may have a material adverse impact on our businesses. For example, customers and investors would apply a higher discount rate in their decision making and this may compromise our ability to sell SES projects and adversely impact the value of our solar projects. To the extent we are unable to mitigate these risks, there could be a material adverse effect on our business, results of operations and financial condition.

Commodity prices (particularly for natural gas and coal) could impact the economic viability of our businesses, in particular SES and Solar Development.

Traditional forms of electricity generation using commodities such as natural gas and coal provide a source of competition for renewable energy, including solar power. Commodity prices are inherently volatile and from time-to-time traditional forms of generation can be cheaper and more competitive than renewable power. Increased competition caused by prolonged low commodity prices for traditional forms of generation could adversely impact the economic viability of our SES and Solar Development business units. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets, which could have a consequential material adverse effect on our business, results of operations and financial condition.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational and other risks that could negatively affect our operations and profitability.

With operations in the United States, the United Kingdom, Europe and Australia, we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciations, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries. In addition, the circulation of goods which are vital to our business success due to our international orientation has been adversely affected by the COVID-19 pandemic.

We continue to explore expansion of our international operations in certain markets where we currently operate and in selected new or developing markets. New markets and developing markets can present many risks including the actions and decisions of local and national authorities and regulators, the imposition of limits on foreign ownership of local companies, changes in laws (including tax laws and regulations) as well as their application or interpretation, civil disturbances and political instability, difficulties in protecting intellectual property, fluctuations in the value of the local currency, restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars, British Pounds or other currencies, as well as other adverse actions by governmental authorities and regulators, such as the retroactive application of new requirements on our current and prior activities or operations. Additionally, evaluating or entering into a developing market may require considerable time from management, as well as start-up expenses for market development before any significant revenues and earnings are generated. Engaging with foreign representatives and consultants may be vital for the success of our operations in certain countries and hence create a significant dependency on their abilities. Operations in new markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business internationally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. The impact of any one or more of these or other factors could adversely affect our business, financial condition or results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations and severe weather, including extreme weather conditions associated with climate change, may negatively affect our operations.

Our business is subject to seasonal variations in demand linked to weather conditions. The demand for our solutions, products and services from some countries may also be subject to significant seasonality due to adverse weather conditions. Furthermore, extreme weather conditions such as hurricanes, droughts, heat waves, fires, winter storms and other severe weather events associated with climate change could cause these seasonal fluctuations to be more pronounced. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Destruction caused by severe weather events, such as hurricanes, flooding, tornados, severe thunderstorms, snow and ice storms, can result in lost operating revenues due to outages, property damage including downed transmission and distribution lines, and additional and unexpected expenses to mitigate storm damage, any of which may have a material adverse impact on our business, results of operations and financial condition.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for our solutions, products and services is influenced by macroeconomic factors such as global economic conditions, demand for electricity, and supply and prices of other energy products, such as oil, coal and natural gas.

The demand for our solutions, products and services is also affected by microeconomic factors, such as government regulations and policies concerning the electric vehicle industry, the electric utility industry and the renewable energy industry and more broadly, the environment and carbon emissions.

Our growth and profitability depend on the demand for and the prices of our solutions, products and services, which are underpinned by the relative cost of renewable energy, in particular solar power. If we experience negative macroeconomic and microeconomic conditions, our business, results of operations and financial condition may be materially adversely affected.

A deterioration or other negative change in economic or financial conditions in the countries in which we operate or in the global financial markets could have a material adverse effect on our business or results of operations.

Our business depends on the availability of third-party financing on attractive terms. If a deterioration, volatility, or other negative changes occurred in economic or financial conditions, either in the countries in which we operate or in the global financial markets in general, our access to such financing, or the terms on which we are able to access such financing, could be significantly and negatively affected. Financial markets are subject to periods of substantial volatility and such volatility is difficult or impossible to predict in advance.

If we are unable to secure third party financing on commercially viable terms, this could have a material adverse impact our business, prospects, operating results and financial condition.

Risks related to information systems, internal controls, cybersecurity, record keeping and reporting

Our operations depend on proper performance of various information technology systems.

The majority of our operational steps are covered by complex information technology (“IT”) systems and Enterprise-Resource-Planning (“ERP”) systems such as Netsuite. We rely on integrated IT systems, in particular for purposes of production planning, scheduling, control and quality assurance, recording our order intake, sales volumes and distribution, and maintaining our accounting systems. In addition, new IT systems are implemented continuously across our Group.

Our IT systems may fail for a number of reasons in the future. Rapid growth of our business, fire, lightning, flooding, earthquake or other natural disasters, technological or human error or other events may cause disruptions. In addition, we may be the subject of cyber-attacks in the future, and we cannot ensure entirely that our IT security will successfully prevent such hacks, denial of service attacks, data theft or other cyber-attacks. Our back-up systems may fail to fully protect us against the effects of such events. Consequently, any failure of our IT systems could lead to difficulties meeting customers’ demands, delays in delivery, less effective hedging or accounting or risk management failures. Moreover, confidential or private information, including third-party information, may be leaked, stolen, or manipulated or compromised in other ways. In this event, we may also be subject to contractual penalties or claims for damages, administrative fines or other sanctions under secrecy, confidentiality, or data protection laws and regulations. Our insurance may not adequately cover potential damages which may reduce our customer base and ultimately result in lower revenue.

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

In the ordinary course of our business, we collect and store sensitive data, intellectual property and proprietary business information owned or controlled by ourselves or our customers. This data encompasses a wide variety of business‑critical information including research and development information, commercial information, and business and financial information. We face four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of our controls over the first three risks.

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

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation, or GDPR, in 2016 to replace the current European Union Data Protection Directive and related country‑specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide‑ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While we have taken steps to comply with the GDPR, including such as reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

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

In connection with the preparation of our consolidated financial statements included in Item 17. Financial Statements of this Annual Report, we use certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements filed as part of this Annual Report, starting on page F-1. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our stock price to decline.

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

Risks related to regulations and governance

Regulations and policies governing the electric utility industry, as well as changes to these regulations and policies, may adversely affect demand for our solutions, projects and services and materially adversely affect our business, results of operations and/or financial condition.

The market for electricity generation is heavily influenced by local country factors including federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by public utility commissions and electric utilities. These regulations and policies govern, among other matters, electricity pricing and the technical interconnection of distributed electricity generation to the grid. The regulations and policies also regulate net metering in the U.S., which relates to the ability to offset utility-generated electricity consumption by feeding electricity produced by onsite renewable energy sources, such as solar energy, back into the grid. Purchases of renewable energy, including solar power, by customers could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our sustainable energy solutions. Changes in consumer electricity tariffs or peak hour pricing policies of utilities, including the introduction of fixed price policies, could also reduce or eliminate the cost savings derived from sustainable energy solutions and, as a result, reduce customer demand for our systems. Any such decrease in customer demand could have a material adverse effect on our business, financial condition or results operations.

Regulations and policies governing electric vehicles may materially adversely affect the adoption of electric vehicles and hence the demand for and/or financial viability of our electric vehicle business.

Electric vehicle sales are subject to foreign, federal, state and local laws, rules, regulations and policies which affect both demand and supply. These include incentives for purchase as well as manufacturing. Should these incentives be removed or reduced, the demand and/or supply of electric vehicles may decline. In addition, each jurisdiction will have their own laws, rules and regulations in relation to on road usage of electric vehicles, including homologation requirements.

Electric vehicles are also subject to industry specific laws, rules and regulations for use in different industries. For example, there are specific mining regulations which define certain technical and safety requirements that must be met in order for electric vehicles to be eligible for use on mine sites. Road use of our electric vehicles will also require adhering to local laws and regulations in order to be operated on public roads.

These laws, rules and regulations may adversely affect the technical and economic viability of our Tembo LEV products and solutions which in turn could have a material adverse effect on our business, results of operations and financial condition.

Regulations and policies governing solar power project development, installation and energy generation may adversely affect demand for solutions, products and services including SES, Critical Power and Solar Development.

Our SES, Critical Power and Solar Development segments each have revenue generating elements that involve solar power project and systems development, installation and/or generation. Hence, each of these business segments are impacted by regulations and policies that affect solar power project development, installation and generation.

Energy and electricity markets are influenced by foreign, federal, state and local laws, rules and regulations. These laws, rules and regulations, which differ across jurisdictions may affect electricity pricing and electricity generation and could have a substantial impact on the relative cost and attractiveness of renewable energy, including solar power compared to other forms of energy generation. Furthermore, there may be rules introduced to curtail the generation and/or supply of renewable power generation so as to reduce the effects of power intermittency, which adversely affects the economic viability of solar power projects and systems.

In addition, the financial viability and attractiveness of projects which comprise of renewable power generation heavily depends on equipment prices which are affected by laws, rules and regulations. For example, trade and local content laws, rules and regulations, such as tariffs on solar panels, can increase the pricing of solar equipment, thereby raising the cost of developing solar projects and reducing the savings and returns achievable by off-takers and investors, and also potentially reducing profit margins on projects. These and any other tariffs or similar taxes or duties may increase the cost of solar power project and systems development, thereby reducing their economic appeal.

Furthermore, the installation of solar power equipment is subject to a broad range of federal, state, local and foreign regulations relating to trade, construction, safety, environmental protection, utility interconnection and metering, and related matters. Any new regulations or policies in this regard may result in significant additional cost of solar power project and systems installation, thereby reducing their economic appeal.

In some cases, the economic viability of a solar project and/or system will depend on securing a power purchase agreement (“PPA”). Such PPAs are typically subject to approval by the relevant regulatory authority in the local market. There can be no assurance that any such approval will be obtained, and in certain markets, the regulatory bodies have recently demonstrated a heightened level of scrutiny on solar PPAs that have been brought for approval. If the required approval is not obtained for any particular solar PPA, the PPA counterparty may exercise its right to terminate such agreement, and we may lose invested development capital, which could have a material adverse effect on our business, results of operations and financial condition.

Changes to our tax liabilities or changes to tax requirements in the jurisdictions in which we operate could significantly and negatively affect our profitability.

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

As a foreign private issuer under the rules and regulations of the SEC, we are exempt from a number of rules under U.S. securities laws that apply to U.S.-based issuers and are permitted to file less information with the SEC than such companies.

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

We do not believe that we are a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we do not expect to become a PFIC. However, the determination of whether we are a currently, or may become in the future, a PFIC, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Because that factual determination is made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. In the future, we would lose our foreign private issuer status if we failed to meet the requirements set forth in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). If we were to lose our status as a foreign private issuer, we would become subject to the regulatory and compliance costs associated with being a U.S. domestic issuer under U.S. securities laws, rules and regulations and stock exchange requirements, which costs may be significantly greater than costs we incur as a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. These requirements would be additional to, and not in place of, those under U.K. law to prepare consolidated financial statements under IFRS and comply with applicable U.K. corporate governance laws. If we do not qualify as a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Such conversion and modifications will involve additional costs, both one-off in nature on conversion and ongoing costs to meet reporting in both U.S. GAAP and IFRS, which would reduce our operating profit. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Therefore, the additional costs that we would incur if we lost our foreign private issuer status could have a significant and negative impact on our financial condition, operating results or cash flows.

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

Changes in U.S. federal income tax policy, including in relation to investment tax credits, may affect the appetite of investors for renewable project investments that are eligible for such credits and could therefore have a negative impact on the economic viability of our U.S. solar development projects.

Among other factors, the economic viability of our solar development projects in the United States may depend upon U.S. federal income tax rates as well as the investment tax credit regime under Section 48 of the Internal Revenue Code (the “Code”). The federal income tax reform enacted under the Tax Cuts and Jobs Act of 2017 included a substantial reduction to the federal income corporate tax rate which reduced the economic value of federal investment tax credits. Any future changes in taxation policy, including in relation to investment tax credits may have a negative impact on the economic viability of our U.S. solar development projects, all other things being equal.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings which require significant attention from our management.

In addition to potential litigation related to defending our intellectual property rights, we may be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages.

For example, as discussed further in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings,” on February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount.

After aborted attempts at settlement, the matter was heard in the U.K. High Court in the first two weeks of March 2020, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest of $1.76 million awarded to him were higher than budgeted.. The $2.66 million payments resulted in an additional restructuring and non-recurring expense of $1.5 million during the year ended June 30, 2021, over and above utilization of the $1.1 million brought forward provision as at June 30, 2020.

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

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

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

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We, and those acting on our behalf, operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anticorruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Furthermore, compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the U.K., and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as Trade Control laws.

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

Risks related to attracting and retaining talent

Our future success depends on our ability to retain our chief executive officer and other key executives.

We are highly dependent on Kevin Chin, our Chairman and Chief Executive Officer, and other principal members of our management team. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact our business and results of operations.

The success of our Company is heavily dependent on the continuing services of key personnel as well as the recruitment and retention of additional personnel.

Our industry is characterized by intense competition for personnel, particularly technically skilled personnel. The success of our Company is highly dependent on the contributions of executives and other key personnel, and if we were to lose the contributions of any such personnel, it could have a negative impact on our business and results of operations.

Moreover, our growth plan will require us to hire additional personnel in the future. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised. For Tembo in particular, given its potential growth trajectory, there is a need to hire a significant number of additional personnel including embedded engineers, software engineers, mechanical engineers and electrical engineers. Tembo’s current location in the Netherlands may not have a sufficiently deep pool of talent in this regard and/or Tembo may face competition for talent from other companies in the region. There can be no assurance that we will be able to successfully recruit the employees we need to achieve our business objectives.

In addition, talented employees may choose to leave the Company because of competing companies offering better remuneration packages. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain the employees that we need to achieve our business objectives.

The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse impact on our business, results of operations, financial condition and prospects.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower International PLC (“VivoPower”, “We” or the “Company”) was originally an international solar development and critical power services business with operations in the United Kingdom (“U.K.”), Australia, South East Asia and the United States of America (“U.S.”).

Following the acquisition of Tembo e-LV B. V. and its subsidiaries: Tembo 4x4 B.V. and FD 4x4 B.V (“Tembo”) in November 2020, VivoPower formalized a strategic transition to sustainable energy solutions focused on electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services, as well as battery technology. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

VivoPower was incorporated on February 1, 2016, under the laws of England and Wales, with company number 09978410, as a public company limited by shares. At the time, it had subsidiaries in the U.K. and the U.S. and was, itself, a wholly-owned subsidiary of AWN Holdings Limited (“AWN”), an Australian public company traded on the Australian Securities Exchange under the symbol “AWN”.

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

VivoPower received its B Corporation certification in April 2018.

On November 5, 2020, the Company completed the acquisition of 51% of Tembo e-LV B. V. and its subsidiaries: Tembo 4x4 B.V. and FD 4x4 B.V (“Tembo”) for a total consideration of €4.0 million. On February 2, 2021, the Company completed a further acquisition of the remaining 49% of Tembo e-LV for €1.8 million cash consideration and €0.2m of ordinary shares. The primary business activity of Tembo is assembly of ruggedized electric vehicles and related products, suitable for use in off-road and ruggedized environments, including mining and infrastructure sectors. Tembo’s capabilities are a key element of VivoPower’s sustainable energy solutions strategy and offering.

On June 30, 2021, the Company acquired the remaining 50% interest in its joint venture, Caret, LLC (“Caret”), formerly Innovative Solar Ventures I, LLC, from the other joint venture partner, Innovative Solar Systems, LLC, for $1. The primary business activity of Caret is the development of utility scale solar farms in the U.S.

VivoPower has 22 subsidiaries and associated entities, including VivoPower Australia and Aevitas. See “Item 4.C. Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

Corporate and Other Information

Our registered office is located at The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom. Our telephone number is +44-7941-166-696 and our internet address is https://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the U.S. is CSC Global / The Law Debenture Trust. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B. Business Overview

VivoPower is a sustainable energy solutions company whose core purpose is to provide its customers with turnkey decarbonization solutions that enable them to achieve net zero carbon status. It does this by delivering an enterprise solution encompassing electric vehicles, critical power services, battery and microgrid technology as well as solar. The Company is focused on harder to decarbonise sectors including mining, infrastructure and utilities, involving customized and ruggedized requirements, including off road electric vehicles.  VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions ((“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

Through a holding entity called Aevitas which was formed in 2013 and acquired by VivoPower in December 2016, VivoPower has two wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, VivoPower provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems. The businesses are trusted power advisers to over 750 active government, commercial and industrial customers. Headquartered at Newcastle, in the Hunter Valley region of New South Wales, J.A. Martin and Kenshaw, are well situated to capitalize on a strong operating environment driven by growth in public and private sector investment in infrastructure, renewable energy, mining and healthcare.

With a gross regional product of more than A$50 billion, the Hunter Valley region is Australia’s leading regional economy. It has a multi-faceted economy and a skilled workforce, with traditional strengths in mining and advanced manufacturing complemented by fast-growing service, knowledge, and renewables sectors.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical, mechanical, and non-destructive testing services. In addition, the businesses are preparing to be responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions.

J.A. Martin Electrical Pty Limited

J.A. Martin is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years since its founding in 1968.

Operating from two premises in New South Wales (N.S.W.), J.A. Martin’s facility in Newcastle manufactures industrial switchboards and motor control centers, manages turnkey project installations, service and maintenance, and provides design and engineering services. It also has an office and workshop facility in the Hunter Valley for servicing the mining and industrial sectors.

J.A. Martin is ISO9001 (Quality Management) and ISO45001 (Occupational Health and Safety) certified, tangible evidence of its commitment to quality, and health and safety, and positions it to service some of the largest and most respected mining and industrial firms in the world.

J.A. Martin’s core competencies include customized industrial switchboard and motor control center design, manufacture and maintenance; industrial electrical engineering; project management for mining, infrastructure and industrial applications; solar farm electrical contracting and engineering, procurement and construction (“EPC”); electrical maintenance and servicing; and industrial, mining and infrastructure CCTV and data cabling.

In the fiscal year ended June 30, 2021, J.A. Martin serviced almost 250 customers across a broad range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, and mining. With 132 employees and a fleet of 76 vehicles, the business has built a strong reputation for high quality engineering and design, delivered on time and budget, supported by a high-level of quality and service.

Notwithstanding a history and core business centered in the industrial, manufacturing and mining sectors, J.A. Martin has over the past 3 years developed a strong reputation and position in the Australian solar EPC market, focusing on small and medium sized solar projects. During the financial year, J.A. Martin completed the provision of electrical installation and services for its seventh solar farm, the 39MWdc Molong Solar Farm near the town of Orange, New South Wales, and has commenced work on two further solar projects, bringing its total of contracted or completed solar project work to 470MW.

As a result of strong growth in the Australian solar generation market, J.A. Martin’s revenue base has been transformed from a traditional reliance on the industrial, manufacturing and mining sectors. This growth is expected to continue with the New South Wales Government’s Electricity Strategy and Electricity Infrastructure Roadmap setting out a plan to deliver Renewable Energy Zones (“REZs”) in five regions across New South Wales, including the Hunter Valley-Central Coast region where J.A. Martin is headquartered. By connecting multiple renewable energy generators and ancillary storage in the same location, REZs capitalize on economies of scale and will play a vital role in delivering affordable, reliable, and clean energy generation to help replace the state’s existing power stations as they close over the coming decades.

J.A. Martin’s traditional customer base includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to gross domestic product.  Over the past 12 months, the mining sector in Australia has performed strongly and has continued to do so notwithstanding the effects of the global COVID-19 pandemic. Given its experience in the sector, J.A. Martin is well positioned to benefit from future growth in the mining industry in Australia.

Revenue earned within Australia is comprised of the following activities:

	Year Ended June 30			Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019	2019
			(unaudited)

Electrical installation projects	11,200	11,420	11,009	774	8,375
Electrical service contracts	5,131	3,494	5,082	2,986	7,361
Electrical switchboard manufacturing	4,093	3,582	4,041	1,813	4,949
Total revenue	20,424	18,496	20,132	5,573	20,685

While there is no material seasonality which impacts J.A. Martin, in FY2021, the business continued to be impacted by operational disruptions caused by lockdowns attributable to the COVID-19 pandemic. This has resulted in delays to the commencement of several projects and restricted access to clients’ sites, resulting in slower completion of scheduled works and hence revenue recognition. Through the implementation of workplace health and safety best practices and adherence to public health directives, J.A. Martin has mitigated the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins.

J.A. Martin sources its supplies from a large number of domestic and international suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships over its more than 50-year history. Supplier relationships are core to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace. With most electrical equipment manufactured outside of Australia, the business has also had to adapt to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains.

With almost 250 active customers for the year-ended June 30, 2021, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

VivoPower continues to believe that J.A. Martin, through its experience, capability, and track record, is well positioned competitively to benefit from the strong growth outlook for Australian solar as well as the cyclical rebound of the mining sector.

Kenshaw Electrical Pty Limited

Kenshaw is a specialized provider of critical electrical power, critical mechanical power and non-destructive testing services that has been headquartered in the Newcastle and Hunter Valley region of New South Wales for almost 40 years since its founding in 1981.

Operating from three premises across New South Wales and the Australian Capital Territory, Kenshaw’s head office is in Newcastle, with additional branches in Canberra and most recently, Sydney. The business’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life cycle for electric motors, power generators, mechanical equipment and non-destructive testing. In addition, by partnering with several leading uninterruptible power supply (“UPS”) providers, the business is able to offer fully integrated UPS design, sales and installation.

With ISO9001 (Quality Management) certification evidence of its commitment to quality, Kenshaw is able to provide regular and responsive service on a contracted and ad-hoc basis to a loyal client base of over 500 local, national and multinational clients ranging from data centers, hospitals, mining and agriculture to aged care, transport and utility services.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; wheel cartridge motor electric repair and refurbishment; and non-destructive testing services including asset management of critical plant and equipment using diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and industrial electrical services.

The growing data center sector also continues to be a key market for Kenshaw. According to TeleGeography, COVID-19 pandemic-led demand for video conferencing, online schooling, entertainment, social networking and platforms to support remote working led to a 47% increase in global internet traffic in 2020, above initial forecasts of 28%. This translated to a spike in requirements for data storage, computing and networking. In its H2 2020 Asia Pacific Data Center Trends report, CBRE Group, Inc., reported that total data center net absorption in the Asia Pacific Tier 1 markets of Tokyo, Sydney, Singapore and Hong Kong SAR, reached 322MW in 2020, double that of 2019 and setting a record high. The report also forecasts that Sydney’s data center supply pipeline is set to reach a new high of over 100MW per annum from 2021-2024, well above the past three-year average of 60MW.

VivoPower believes Kenshaw is benefiting from the growth in the data center market through its long-term relationship with one of Australia’s leading data center companies and newly established relationships with other data center providers. In addition, with a growing base of completed installation projects, the business is actively targeting the provision of contracted ongoing management of these power generator assets, through its Generator Service and Non-Destructive Testing divisions. The well-established Canberra branch and new Sydney branch, form an integral part of this offering by allowing for locally stored equipment and personnel with an aim for Kenshaw to become entrenched at its clients’ sites for the entire lifecycle of the assets.

In addition to the data center sector, the health and aged care sectors continue to be a key market for Kenshaw. An increase in regulatory requirements and the ageing of the population are driving growth in both sectors, with Australia currently in the middle of a significant demographic transition, as people in the baby boomer generation reach 65. The 2020 Intergenerational Report by the Australian Treasury Department forecasts that the population will continue to age with 23% of the population projected to be over 65 by 2060-61 – a rise of approximately seven percentage points from 2020-21. Australian Government health spending is projected to continue to increase as a share of Gross Domestic Product (“GDP”) from 4.1% in 2018-19 to 6.2% in 2060-61, with aged care spending expected to increase from 1.2% of GDP in 2020-21 to 2.1% of GDP in 2060-61.

Kenshaw benefits from these demographic tailwinds through serving longstanding customers such as Health Infrastructure New South Wales, Public Works Advisory, Hunter New England Health, Anglican Care and Ramsay Health, for which it delivers customized critical back up power solutions and services as well as generator maintenance and thermal imaging services. These services utilize Kenshaw’s custom developed Generator Service App which results in more accurate reporting of servicing and detailed condition reporting.

As for J.A. Martin, Kenshaw’s traditional customer base includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to gross domestic product.  Over the past 12 months, the mining sector in Australia has performed strongly and has continued to do so notwithstanding the effects of the global COVID-19 pandemic. Given its experience in the sector, Kenshaw is well positioned to benefit from future growth in the mining industry in Australia.

Revenue earned within Australia is comprised of the following activities:

	Year Ended June 30			Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019	2019
	Audited	Audited	(unaudited)

Generator sales and installation	11,479	23,579	16,373	6,381	11,095
Generator service and non-destructive testing	1,761	4,199	4,384	1,178	1,744
Motor sales and overhaul	5,169	1,565	1,660	377	4,276
Total revenue	18,409	29,343	22,417	7,936	17,115

While there is no material seasonality which impacts Kenshaw, in FY2021, the business continued to be adversely impacted by operational disruptions due to strict lockdowns attributable to the COVID-19 pandemic. This has resulted in delays to the commencement of several projects and restricted access to clients’ sites, particularly in the health and aged care sectors, resulting in slower completion of scheduled works and hence revenue recognition. Through the implementation of workplace health and safety best practices and adherence to public health directives, Kenshaw has been able to mitigate the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins. In addition, with most electrical equipment manufactured outside of Australia, the business has also had to adapt to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains.

Relationships with its primary suppliers enables Kenshaw to sell and service their equipment as a dealer or agent. The business is a primary supplier and service agent for Cummins, Deutz and CAT generators, and WEG electric motors, and maintains long term relationships with other equipment manufacturers such as Siemens, Toshiba and Teco. This allows Kenshaw to offer a complete solution to its clients with flexibility of product choice.

For the year ended June 30, 2021, 19% (year ended June 30, 2020: 69%; three months ended June 30, 2019: 76%) of Kenshaw’s revenue was earned from one customer. While this customer has been less active in FY2021, it is still expected to continue to provide significant revenue in future years. However, with almost 500 active customers for the year ended June 30, 2021, the business is not solely reliant on this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

VivoPower continues to believe that Kenshaw, through its experience, capability, and track record, is well positioned competitively to benefit from the strong growth outlook for Australian solar  data centers, aged and health care infrastructure as well as the cyclical rebound of the mining sector.

Electric Vehicles

Tembo e-LV B.V. and subsidiaries, Tembo 4x4 B.V. and FD 4x4 B.V. (“Tembo”) is a specialist battery-electric and off-road vehicle company that designs and builds ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors.

VivoPower acquired 51% of Tembo on November 5, 2020 for €4.0 million. On February 2, 2021, the Company completed the acquisition of the remaining 49% of Tembo, for a consideration of $2.2 million and 15,793 shares in the Company.

Despite the global impact of the COVID-19 pandemic and following the completion of 100% acquisition of Tembo by VivoPower, Tembo was able to generate long-term business opportunities from new and existing customers internationally. A 7 years distribution agreement was executed with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (together “GB Auto”), who as a result will be the exclusive Australia-wide distributor of Tembo’s products. As part of the agreement, GB Auto committed to the purchase of a minimum of 2,000 Tembo e-LV kits (Landcruiser and Hilux models) in the first 4 years of the agreement. In June 2021, a definitive agreement was executed with Acces Industriel Mining Inc. (Acces) whereby Acces has exclusive distributorship rights in Canada for Tembo’s electric light vehicles in Canada. Under the agreement, Acces intends to purchase 1,675 Tembo e-LV conversion kits by December 2026. In the same month, a non-binding heads of terms were signed with Artic Trucks Limited (“Arctic”), with a potential commitment from Arctic to purchase 800 Tembo e-LV conversion kits over the ensuing 5.5 years for the Nordic market (including Norway, Finland, Sweden and Iceland) , with the definitive agreement expected to be signed shortly.  In July 2021, a definitive agreement was signed with Tembo’s existing Mongolian dealer, Bodiz International Group LLC (“Bodiz”), who intends to purchase 350 Tembo e-LV conversion kits by December 2026.

During the second half of the financial year, Tembo accelerated the development of its 72kWh battery platform for the Landcruiser model in accordance with the highest automotive product development process standards, including but not limited to Advanced Product Quality Planning (APQP) and Product & Design Validation Plans (PVP & DVP) in close cooperation with GB Auto and Toyota Motor Corporation Australia Limited (“Toyota Australia”). In recent months, Tembo’s team of engineers have collectively developed an enhanced product, which is undergoing extensive testing and at the same time as the first customer prototype vehicles for this enhanced product are being assembled in Australia.

In parallel to the development activities, a network of preferred suppliers has been set up. These have been selected based on quality, safety and durability, amongst other criteria. Consideration has also been given to cost, delivery, service as well as other requirements that are dictated within the automotive industry, and to align with VivoPower’s sustainability goals and principles.

Furthermore, Tembo has been focusing on enhancing its quality standards and credentials, by obtaining, for example, the ISO 9001:2015 Quality Management Systems accreditation. An initiative remains underway to obtain a number of other quality standards, including, but not limited to ISO 14001:2015.

In addition, the VivoPower board and leadership team have worked closely with the Tembo management team to further reinforce a culture of safety as well as to identify and implement industry best practice health and safety standards.

In June 2021, a binding Letter of Intent ("LOI") was signed with Toyota Australia to formalize a collaboration program between VivoPower, Tembo and Toyota Australia for electrification of Toyota Landcruiser vehicles, with an initial focus on the mining sector in Australia. This LOI is a precursor to a potential MSA (Master Services Agreement) which all parties are working towards at present.

Tembo is focused on a number of objectives in the coming year, including securing additional distribution agreements globally, completing the development and commencement of full scale production of the 72kWh Toyota Landcruiser electric conversion kit, expanding its assembly and production capabilities in the Netherlands (including potentially moving to new purpose built facilities) as well as in other markets, and advancing research and development into the next generation of electric conversion kits and batteries.

Tembo is well placed to capitalize on the very strong increase in demand for fleet electrification solutions from customers in harder to decarbonize sectors such as mining, infrastructure and utilities.

Revenue earned within the Netherlands post acquisition is comprised of the following activities:

	Year Ended June 30			Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019	2019
	Audited	Audited	(unaudited)

Conversion kits	137	-	-	-	-
Vehicle spec conversion	1,219	-	-	-	-
Accessories	37	-	-	-	-
Total revenue	1,394	-	-	-	-

Sustainable Energy Solutions (“SES”)

In August 2020, VivoPower announced a strategic pivot to enter the electric vehicle (“EV”) sector, due to interest from the Company’s existing customer base, with an initial focus on the mining, infrastructure and utilities sectors. At the same time, VivoPower also announced that it would undertake a strategic pivot to an SES strategy, where its core mission is to help corporate customers achieve their decarbonization goals.

The key differentiator of VivoPower’s strategy is that the Company intends to focus on delivering a holistic, SES to customers that comprise the following 3 key elements:

●	EV and battery leasing;
●	critical power “electric-retrofit” of customer’s sites (e.g., warehouses and depots) to enable optimized EV battery charging and encompassing renewable power generation (including solar), battery storage and microgrids; and
●	EV battery reuse and recycling (including potential second life applications as an element of critical power requirements on a customer’s site).

In Australia, the SES business draws on the experience and capabilities of VivoPower’s Critical Power Services businesses (J.A. Martin and Kenshaw) to deliver solutions to customers, whilst in other markets, it intends to partner with experienced local critical power services companies.

In June 2021, VivoPower announced that it successfully completed its first full suite SES feasibility study with English Premier League Football Club Tottenham Hotspur F.C. (“THFC”) evaluating solar, battery and microgrid solutions for THFC’s stadium and training ground in the United Kingdom. VivoPower and THFC are now discussing the potential of moving forward with the implementation of one or more SES projects.

Given that the SES business segment was only newly established during the past financial year, it has generated immaterial revenues and has not incurred any significant costs.  VivoPower expects there to be significant growth going forward, which will also necessitate investment in people and technology. VivoPower is actively working to originate new SES projects for both new and existing (through J.A. Martin and Kenshaw) customers of the VivoPower group of companies, with significant projects already proposed to major Australian mining companies.

Solar Development

Historic Solar Development Business

As a consequence of the Company’s strategic pivot to an SES strategy, VivoPower no longer intends to engage in solar project development activities in isolation, unless if it’s a component of a sustainable energy solution for a corporate customer that it is helping to achieve decarbonization goals. This segment has historically been characterized as the Solar Development segment and encompassed the Company’s solar development activities in the U.S. and Australia.

VivoPower’s historic strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and (v) operation. Our business model is to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model has been to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we entered into a development joint venture with Innovative Solar Systems, LLC (“ISS”). VivoPower assumed management control of this U.S. solar development joint venture in June 2020, having spent the prior 12 months initially focused on monetizing the projects in the portfolio, on an individual, group or whole of portfolio basis. VivoPower and its joint venture partner, ISS, were unable to align on monetization in relation to any of the projects. VivoPower subsequently engaged in a detailed review of the joint venture partner’s performance as a developer relative to the contractual agreement and decided to exercise its rights to assume management control of the joint venture.  This was announced in June 2020. Subsequently, in June 2021 VivoPower announced that it had secured a settlement resulting in the Company gaining full ownership of the remaining 50% of the equity interest in the portfolio from ISS for nominal consideration of US$1.

United States Solar Development

VivoPower’s portfolio of U.S. solar projects is held by its now wholly owned subsidiary, Caret, LLC (“Caret”) (formerly Innovative Solar Ventures I, LLC), previously a joint venture with ISS. VivoPower invested in the joint venture in April 2017 and secured a 50% economic ownership in a diversified portfolio consisting originally of 38 solar projects in 9 states across the U.S. with a combined potential electrical generating capacity of 1.8 GW.

In June 2021, VivoPower announced that it had secured a settlement resulting in the Company gaining full ownership of the remaining 50% of the equity interest in the portfolio from ISS for $1.

Of the original 38 projects, we decided to discontinue or put on hold 26 projects as we considered them less economically attractive versus other projects at this stage and did not want to invest further capital in them for the time being. The 12 remaining projects are in various stages of development as summarized below and all are being further developed for future sale and/or partnerships, with an expectation of full realization within the next 12 to 24 months, although nearer term opportunities may be pursued if they arise.

While a significant number of projects have been discontinued or put on hold during the year ended June 30, 2021, the overall investment in the portfolio is not considered impaired as the discontinued or on hold projects may still realize value in the future. After securing full economic control on June 30, 2021, a fair value assessment based on discounted future cashflows was performed and confirmed by our auditors. This did not result in any impairment of the capitalized intangible development costs, as compared to the equity accounted and held for sale project balances previously reported. In fact, VivoPower recorded a net gain of $0.9 million in respect of Caret, LLC (“Caret”), in the year ended June 30, 2021, comprising a loss of $7.0 million in respect of its 50% share of discontinued solar development projects in the joint venture, offset by a gain of $7.8 million on acquisition of the remaining 50% of the joint venture on June 30, 2021. The acquisition resulted in a bargain purchase, as the consideration of $5.4 million comprises no cash outflow, only the fair value of pre-acquisition equity interest held by VivoPower (after adjustment for abandoned projects in the year), which is lower than the fair value of acquired net assets of $13.2 million.

				Early Stage		Mid Stage			Advanced Stage
Project	State	Capacity (MW)	Development Stage	Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
Active Solar Projects
TX 75	TX	55	Advanced	✔	✔	✔	✔	✔	Eligible
NM 88	NM	87	Mid	✔	✔	✔	✔
TX 107	TX	93	Mid	✔	✔	✔	✔
TX 137	TX	28	Advanced	✔	✔	✔	✔	✔	Eligible
TX 144	TX	82	Advanced	✔	✔	✔	✔	✔	Eligible
TX 145	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 165	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 177	TX	34	Advanced	✔	✔	✔	✔	✔
TX 195	TX	41	Advanced	✔	✔	✔	✔	✔
TX 276	TX	55	Mid	✔	✔	✔	✔
TX 307	TX	55	Mid	✔	✔	✔	✔
TX 341	TX	28	Advanced	✔	✔	✔	✔	✔
Subtotal	12 Projects	682

Project	State	Capacity (MW)	Development Stage
Discontinued Solar Projects
SC 76	SC	21	Discontinued - FY21
FL 78	FL	75	Discontinued - FY20
GA 83	GA	27	Discontinued - FY21
SC 84	SC	30	Discontinued - FY19
GA 86	GA	27	Discontinued - FY21
GA 90	GA	27	Discontinued - FY21
SC 97	SC	28	Discontinued - FY19
GA 111	GA	27	Discontinued - FY21
GA 112	GA	20	Discontinued - FY19
SC 129	SC	28	Discontinued - FY21
SC 132	SC	28	Discontinued - FY21
FL 168	FL	43	Discontinued - FY20
TX 207	TX	83	Discontinued - FY21
WA 211	WA	56	Discontinued - FY21
KS 229	KS	69	Discontinued - FY21
CO 239	CO	55	Discontinued - FY21
KS 244	KS	34	Discontinued - FY21
OK 267	OK	41	Discontinued - FY21
CO 269	CO	55	Discontinued - FY21
KS 291	KS	34	Discontinued - FY21
TX 305	TX	41	Discontinued - FY21
CO 320	CO	41	Discontinued - FY21
FL 330	FL	41	Discontinued - FY20
OK 339	OK	69	Discontinued - FY21
WA 370	WA	74	Discontinued - FY21
CO 371	CO	86	Discontinued - FY21
Subtotal	26 Projects	1,162
Original Portfolio	38 Projects	1,844

The Company does not intend to acquire any additional utility-scale solar projects in the United States at this time and is focused on maximizing value from its current portfolio of projects.

Australia Solar Development

VivoPower has developed, built, acquired and operated a diverse portfolio of operating rooftop solar projects in Australia, totaling just under 23MW across over 80 sites in every Australian state and the Australian Capital Territory. These projects were fully contracted with commercial, municipal and non-profit customers under long-term PPAs. Pursuant to the Company’s strategy to recycle development capital, we were able to profitably monetize these projects, having completed the sale of the Amaroo Solar Project (0.6 MW) in February 2018, the Express Power Portfolio of solar projects (0.2 MW) in September 2018, the Juice Capital Portfolio of solar projects (0.3 MW) in November 2018, and the Sun Connect Portfolio of solar projects (1.6 MW) between January and October 2019.

In July 2018, VivoPower entered into a definitive investment agreement with ITP for the development of a portfolio of utility-scale solar projects in New South Wales. ITP is a global leader in renewable energy engineering, strategy, and construction, as well as in energy sector analytics. Under the terms of the investment agreement, VivoPower would fund up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The Company commenced development of two solar projects under the ITP investment agreement, the 15 MW Yoogali Solar Farm and the 5 MW Daisy Hill Solar Farm, both located in the Riverina region of New South Wales, with both projects achieving advanced stages of development since that time. In February 2021, VivoPower announced the successful sale of its 60% equity stake in the Daisy Hill Solar Farm project to its development partner, ITP, for total consideration representing a 2.1x multiple of the Company’s invested capital in the project. Subsequently, VivoPower also agreed to sell its stake in the Yoogali Solar Farm project to ITP for immaterial consideration.

The sale of its interests in these projects are in line with VivoPower’s strategic pivot to refocus efforts only on customer-centric SES projects in the future and it does not intend to develop any standalone solar projects in Australia that are not part of its broader SES strategy.

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

C. Organizational Structure

VivoPower has 22 subsidiaries and one associate undertaking (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries, associate and joint ventures owned directly and indirectly as at June 30, 2021.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States	100%	Operating company
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Dormant
Amaroo Solar Pty. Ltd.	Australia	100%	Operating company
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	100%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
J.A. Martin Electrical Pty Limited	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
Yoogali Solar Farm Pty Ltd	Australia	60%	Operating company
Tembo e-LV B.V.	Netherlands	100%	Holding company
Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
FD 4x4 Centre B.V.	Netherlands	100%	Operating company

Associate and Joint Venture Undertakings	Incorporated	% Owned	Purpose
VVPR-ITP TopCo Pty Ltd	Australia	50%	Holding company

Notwithstanding only 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

We lease all our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2021 is as follows:

Company	Office Location	Purpose
VivoPower Pty Ltd	Sydney, Australia	SES and Solar Development
J.A. Martin Electrical Pty Limited	Tomago, Australia	Head office, manufacturing, service
J.A. Martin Electrical Pty Limited	Gunnedah, Australia	Regional service
J.A. Martin Electrical Pty Limited	Mt Thorley, Australia	Regional service
Kenshaw Electrical Pty Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical Pty Limited	Canberra, Australia	Regional service
Kenshaw Electrical Pty Limited	Sydney, Australia	Regional service
FD 4x4 Centre B.V.	Bergeijk, Netherlands	Head office, workshop, service
VivoPower International PLC	London, United Kingdom	Corporate office

Effective April 1, 2019, the Company adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, adding $1.3 million to property, plant, and equipment representing right-of-use assets arising from operating leases. All amounts stated with respect to property, plant, and equipment from April 1, 2019, include the impact of this one-time adjustment and are separately identified as right-of-use assets (including motor vehicles held under lease liabilities) and therefore the balance of property, plant, and equipment at June 30, 2019, is not directly comparable to prior periods.

The Company has $2.6 million invested in property, plant, and equipment at June 30, 2021 (June 30, 2020: $2.5 million; June 30, 2019: $3.0 million; March 31, 2019: $1.2 million). This includes plant and equipment of $0.7 million (June 30, 2020: $0.5 million; June 30, 2019: $0.6 million; March 31, 2019: $0.4 million), motor vehicles of $0.6 million (June 30, 2020: $0.5 million; June 30, 2019: $0.3 million; March 31, 2019: $0.5 million), computer equipment, fittings and equipment of $0.2 million (June 30, 2020: $0.2 million; June 30, 2019: $0.3 million; March 31, 2019: $0.3 million), and right-of-use assets of $1.0 million (June 30, 2020: $1.3 million; June 30, 2019: $1.8 million), representing leases for property and motor vehicles.

In addition, as part of our business model, we invest in solar development projects that include long-term leases, easements or other real property rights relating to the property on which such projects are developed. The costs of these leases are capitalized as part of project development costs and accounted for as investments.

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

Note: we previously announced results for our fiscal year ended March 31, 2019, and comparative years. In 2019, we transitioned to report our results on a June 30 calendar year basis. As such, we are reporting herein audited results for the year ended, June 30, 2021, comparative audited results for the year ended June 30, 2020, comparative unaudited results for the year ended June 30, 2019, derived from our unaudited results, audited results for the transition period three months ended June 30, 2019 and audited results for the year ended March 31, 2019.

A. Operating Results

Overview

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)			(unaudited)

Revenue from contracts with customers	40,411	47,986	43,545
Cost of sales	(34,084)	(40,885)	(37,452)
Gross profit	6,327	7,101	6,093
General and administrative expenses	(11,133)	(5,479)	(7,195)
Gain/(loss) on Solar Development	769	1,589	(2,668)
Other income	1,511	724	-
Depreciation of property, plant and equipment	(1,089)	(898)	(411)
Amortization of intangible assets	(1,167)	(868)	(1,036)
Operating (loss)/profit	(4,782)	2,169	(5,217)
Restructuring and other non-recurring costs	(2,880)	(3,410)	(2,404)
Finance income	2,179	-	-
Finance expense	(2,590)	(3,149)	(3,345)
Loss before income tax	(8,073)	(4,390)	(10,966)
Income tax	115	(713)	(353)
Loss for the year	(7,958)	(5,103)	(11,319)

Adjusted EBITDA	(1,448)	3,937	(3,770)

Management analyses our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development, and Corporate Office.

During the year ended June 30, 2021, the Group generated statutory revenue of $40.4 million, gross profit of $6.3 million, operating loss of $4.8 million and a net loss of $8.0 million. For the year ended June 30, 2020, the Group generated revenue of $48.0 million, gross profit of $7.1 million, operating profit of $2.2 million, and a net loss of $5.1 million.

Adjusted EBITDA for the year ended June 30, 2021 was a loss of $1.4 million, compared to a profit of $3.9 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

The results of operations for the year ended June 30, 2021, reflect a period of investment in hyperscaling of the Electric Vehicles business since acquisition, and growth in the corporate functions and management team to be able to sustainably support planned international growth.

Revenue in Critical Power Services declined by $9.1 million to $38.8 million in the year, as a result of delays in delivery on orders, contracts and projects due to COVID-19 related lockdowns. Electric Vehicles contributed $1.4 million revenue in the 8 months since acquisition.  Solar Development contributed $0.2m of revenues but there was no contribution as yet from Sustainable Energy Solutions.

The reduction in revenue in the year caused a $0.8 million reduction in gross profit to $6.3 million, although this reduction was mitigated by a $0.8 million increase in other income (primarily Jobseeker government allowance in Australia during COVID-19 lockdowns). Gross margins improved in percentage terms from 15% to 16% as a result of continued focus on cost control. Electric Vehicles also contributed $0.1 million in gross profit since acquisition while Solar Development contributed  $0.2 million.

The $0.7 million gain on Solar Development projects in the year ended June 30, 2021 comprised a $0.9 million net gain in respect of Caret, in the year ended June 30, 2021, resulting from a loss of $7.0 million in respect of the Company’s 50% share of discontinued solar development projects in the joint venture, offset by a bargain purchase gain of $7.8 million on acquisition of the remaining 50% of the joint venture on June 30, 2021. This gain was offset by a $0.2 million loss on solar development projects in VivoPower Pty Ltd in Australia. By comparison, the $1.5m gain on Solar Development projects in the year ended June 30, 2020 comprised a $2.3 million gain on sale of VivoRex, LLC in the U.S and a $0.5 million gain on the sale of Sun Connect portfolio in Australia, partly offset by a $1.2 million loss on discontinued projects in the ISS portfolio.

The results for the year ended June 30, 2021 also reflect a $5.6 million increase in general and administrative costs to $11.1 million. The increase comprises $1.1 million non-cash equity incentive costs, $1.8 million increase in salaries and professional fees costs in UK and for the new SES business unit, and $1.4 million in the Electric Vehicles segment in the 8 months since acquisition.

The results of operations for the year ended June 30, 2021 include $2.9 million restructuring and other non-recurring costs. A further $2.0 million costs were incurred in the year related to disputes with a former CEO, Dr. Philip Comberg.  Following a court hearing in March 2020 and a final ruling on the Comberg Claims (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings”). in September 2020, $1.5 million of the incurred costs were spent and a further $0.5 million provided for disputed legal success fees. A further $0.6 million cost was incurred in relation to the acquisition of Tembo. Restructuring and other non-recurring costs are further described in Note 8 to the consolidated financial statements.

In the year ended June 30, 2021, net finance costs of $0.4 million include $1.0 million income for waiver of historic accrued interest and dividends on Aevitas convertible preference shares and loan notes following agreement by certain holders to exchange the instruments for non-convertible Aevitas preference shares in August 2020, interest on the AWN related party loan of $2.0 million and interest on the Aevitas convertible preference share, loan notes and non-convertible preference shares of $1.2 million, and foreign exchange gains of $2.1 million.

As at June 30, 2021, the Group’s current assets were $24.0 million (as at June 30, 2020: $20.5 million, June 30, 2019: $36.3 million), which was comprised of $8.6 million (as at June 30, 2020: $2.8 million; June 30, 2019: $7.1 million) of cash and cash equivalents, $1.1 million restricted cash (as at June 30, 2020: $1.0 million; June 30, 2019: $0.6 million;), $12.7 million (as at June 30, 2020: $12.6 million; June 30, 2019: $15.0 million) of trade and other receivables, and nil (as at June 30, 2020: $4.1 million, June 30, 2019: $13.5 million) of assets held for sale related to the ISS Joint Venture portfolio, following acquisition of the remaining 50% of the joint venture by the Company.

Current liabilities were $13.4 million as at June 30, 2021 (as at June 30, 2020, $19.7 million; June 30, 2019: $29.1 million). The decrease (despite the addition of new trade creditor balances for Tembo on acquisition) reflects payment of outstanding Corporate trade creditors and accrued AWN related party loan interest following the capital raise in October 2020.

Current asset-to-liability ratio as at June 30, 2021 was 1.79:1 (as at June 30, 2020: 1.04:1; June 30, 2019: 1.25:1; March 31, 2019: 1.43:1).

As at June 30, 2021, the Company had net assets of $40.4 million (as at June 30, 2020 $17.9 million; June 30, 2019: $22.5 million), including intangible assets of $47.4 million (as at June 30, 2020: $29.8 million; June 30, 2019: $31.8 million) following the Tembo and ISV joint venture acquisitions. Property, plant and equipment increased to $2.6 million as at June 30, 2021 from $2.5 million as at June 30, 2020, reflecting replacement capital expenditure and acquired Tembo assets, less depreciation.

Cash inflow for the year ended June 30, 2021, was $5.5 million, arising from cash inflow from financing activities of $23.5 million less cash outflow from operating activities of $15.4 million and cash used by investing activities of $2.7 million. At June 30, 2021, the Company had cash reserves of $8.6 million (June 30, 2020: $2.8 million) and debt of $23.1 million (June 30, 2020: $26.0 million), giving a net debt position of $14.5 million (June 30, 2020: $23.1 million).

Net cash outflows from investing activities of $2.7 million in the current year comprised $0.4 million proceeds from sale of solar development project assets in Australia, offset by $0.9 million purchases of property, plant and equipment and a net $2.1 million cash outflow on acquisition of Tembo e-LV. The outflow on acquisition comprised $7.1 million consideration, less $4.9 million cash acquired.

Cash inflows from financing activities of $23.5 million in the year ended June 30, 2021 comprising primarily $32.0 million net proceeds from capital raise less $2.2 million repayment of AWN related party loan principal and $5.3 million interest on borrowings, primarily AWN loan and Aevitas hybrid interest, including catch up on amounts accrued from prior periods.

Year Ended June 30, 2021, Compared to Year Ended June 30, 2020

Year Ended June 30, 2021 (US dollars in thousands)	Critical Power Services	Solar Developments	Electric Vehicles	Corporate Office	Total
Revenue	38,832	185	1,394	-	40,411
Costs of sales	(32,792)	-	(1,292)	-	(34,084)
Gross profit	6,040	185	102	-	6,327
General and administrative expenses	(3,004)	(1,309)	(1,923)	(4,897)	(11,133)
Gain on sale of assets	36	733	-	-	769
Other income	1,511	-	-	-	1,511
Depreciation and amortization	(1,902)	(4)	(346)	(4)	(2,256)
Operating profit/(loss)	2,681	(395)	(2,167)	(4,901)	(4,782)
Restructuring and other non-recurring costs	(27)	-	(631)	(2,222)	(2,880)
Finance expense - net	1,687	(24)	(1)	(2,073)	(411)
Profit/(loss) before income tax	4,341	(419)	(2,799)	(9,196)	(8,073)
Income tax	(714)	96	733	-	115
Profit/(loss) for the period	3,627	(323)	(2,066)	(9,196)	(7,958)

Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Developments	Electric Vehicles	Corporate Office	Total
Revenue	47,914	69	-	3	47,986
Costs of sales	(40,865)	(20)	-	-	(40,885)
Gross profit	7,049	49	-	3	7,101
General and administrative expenses	(2,745)	(469)	-	(2,265)	(5,479)
Gain/(loss) on sale of assets	41	1,548	-	-	1,589
Other income	724	-	-	-	724
Depreciation and amortization	(1,718)	(45)	-	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	-	(2,265)	2,169
Restructuring & other non-recurring costs	(124)	(1,296)	-	(1,990)	(3,410)
Finance expense - net	(1,436)	(9)	-	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	-	(5,959)	(4,390)
Income tax	15	(728)	-	-	(713)
Profit/(loss) for the period	1,806	(950)	-	(5,959)	(5,103)

Revenue

Revenue for the year ended June 30, 2021 decreased $7.6 million to $40.4 million, from $48.0 million in the year ended June 30, 2020. Revenue for the year ended June 30, 2020 increased $5.1 million to $48.0 million, from $42.9 million in the year ended June 30, 2019.

Revenue by product and service is follows:

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Electrical products and related services	$38,832	$47,914	$42,852
Electric vehicles and related products and services	1,394	-	-
Other	185	72	693
Total revenue	$40,411	$47,986	$43,545

The sale of electrical products and related services is generated from our Australian-based Critical Power Services businesses and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones and performance obligations are reached, the customer is invoiced, and the revenue is then recognized.

Revenue from electrical products and related services for the year ended June 30, 2021, of $38.8 million decreased $9.1 million compared to the $47.9 million earned for the year ended June 30, 2020. This is primarily a result of COVID related lockdowns causing delays to completing of scheduled projects and contracts.

Revenue from electric vehicles and related products and services is generated from our Netherlands-based Electric Vehicles businesses: Tembo 4x4 and FD 4x4, and is focused on electric vehicle conversion kits, and vehicle ruggedization products. Revenue generated in these operations is recognized when the products are delivered to customers.

Revenue from electric vehicles and related products and services of $1.4 million comprises an eight-month contribution since the acquisition of Tembo in November 2020.

Other revenue for the year ended June 30, 2021 comprised $0.2 million power generation income from Solar projects in Australia (year ended June 30, 2020: $0.1 million). Other revenue for the year ended June 30, 2019 included $0.4 million from the sale of SRECs purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost prior to their disposal in July 2018.

Revenue by geographic location is follows:

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Australia	$39,017	$47,986	$42,933
United States	-	-	612
Netherlands	1,394	-	-
Total revenue	$40,411	$47,986	$43,545

Australian revenue of $39.0 million for the year ended June 30, 2021 comprised of $38.8 million revenue from Critical Power Services provided by Kenshaw and J.A. Martin, and $0.2 million of power generation income from Australian solar projects. This compares to $48.0 million for the year ended June 30, 2020 of which $47.9 million revenue came from Critical Power Services, and $0.1 million of power generation income from Australian solar projects. This compares to $42.9 million in the year ended June 30, 2019, comprising $42.8 million of revenue from Critical Power Services, and $0.1 million of power generation income from Australian solar projects.

The reduction in Critical Power Services revenue in the year ended June 30, 2021, compared to the prior year, is primarily driven by the impact of COVID-19 on business operations. The growth in Critical Power Services revenue in the prior year ended June 30, 2020, compared to the year ended June 30 2019, was primarily driven by the significant growth from contracts and projects completed in the Kenshaw business.

U.S. revenue was nil for the years ended June 30, 2021, and June 30, 2020. This compares to U.S. revenue of $0.6 million for the year ended June 30, 2019, which comprised of other revenue from the sale of SREC’s ($0.3 million) and distribution of earnings from the NC Projects ($0.3 million).

Netherlands revenue was $1.4m for the year ended June 30, 2021, representing 8 months contribution from the Electric Vehicle business unit, Tembo following the completion of the acquisition in November 2020.

The Group did not have any customers representing more than 10% of revenue for the year ended June 30, 2021 (year ended June 30, 2020: one).

Cost of Sales

Cost of sales by product or service is as follows:

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Electrical products and related services	$32,792	$40,865	$37,110
Electric vehicles and related products and services	1,292	-	-
Other revenue	-	20	342
Total cost of sales	$34,084	$40,885	$37,452

Total cost of sales were $34.1 million for the year ended June 30, 2021, as compared to $40.9 million for the year ended June 30, 2020, and $37.5 million for the year ended June 30, 2019.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales and was $32.8 million for the year ended June 30, 2021, as compared to $40.9 million for the year ended June 30, 2020 and $37.1 million for the year ended June 30, 2019. The decrease in total cost of sales was primarily driven by the revenue reduction in Critical Power Services as described above.

Cost of sales related to electric vehicles and related products consists of material purchases and direct labor costs and any other costs directly attributable to assembly. Cost of sales related to electric vehicles and related products was $1.3 million for the eight months ended June 30, 2021 since the Tembo acquisition.

Cost of sales related to other revenue was nil for the years ended June 30, 2021 and June 30, 2020, and $0.3 million for the year ended June 30, 2019 being the cost of SREC purchases from the NC Projects.

Gross Profit

Gross profit by product and service is as follows:

Gross profit/(loss) by product or service is as follows:

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Electrical products and related services	$6,040	$7,052	$5,743
Electric vehicles and related products and services	102	-	-
Other revenue	185	49	350
Total gross profit	$6,327	$7,101	$6,093

The Company’s gross profit is equal to revenue less cost of sales and totaled $6.3 million for the year ended June 30, 2021, and $7.1 million for the year ended June 30, 2020, and $6.1 million for the year ended June 30, 2019.

The gross profit from electrical products and related services (the Critical Power Services business) was $6.0 million, which represents a gross margin of 15.5%. This compares to gross profit of $7.1 million, which represents a gross margin of 14.5% for the year ended June 30, 2020 and $5.7 million for the year ended June 30, 2019, which represented a gross margin percentage of 13.4%. The margin improvement is due to effective cost management.

The Electric Vehicle business contributed gross profit of $0.1m for the year ended June 30 2021, representing 8 months contribution, post completion of the acquisition in November 2020.  This represented a gross margin of 7.7% reflecting low volumes during the year as well as incremental costs due to COVID-19 related factors.

The gross profit from other revenue of $0.2 million for the year ended June 30, 2021 related to power generation income from Australian solar projects.  This represented an increase versus the gross profit from other revenue for the year ended June 30, 2020 of $0.1 million. Gross profit from other revenue of $0.4 million for the year ended June 30, 2019, related to $0.3 million distributions from NC-31 and NC-47 projects prior to their sale in July 2018, and $0.1 million power generation income from Australian solar projects.

General and Administrative Expenses

	Year Ended June 30
	2021	2020
(US dollars in thousands)
Salaries and benefits	$7,723	$3,431
Professional fees	1,396	804
Insurance	651	698
Travel	69	57
IT licensing and support	375	234
Marketing and public relations	570	45
Office and other expenses	349	210
Total general and administrative expenses	$11,133	$5,479

General and administrative expenses increased by $5.6m million to $11.1 million for the year ended June 30, 2021, compared to $5.5 million for the year ended June 30, 2020. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, marketing, office and other expenses.

Salaries and benefits were $7.7 million for the year ended June 30, 2021, (year ended June 30, 2020, $3.4 million), accounting for 69.4% of total general and administrative expenses, (year ended June 30, 2020, 62.6%). Non-cash equity incentive costs contributed $1.1 million (year ended June 30, 2020: $0.1 million) to the salaries and benefits expense. Underlying cash salaries and benefits of $6.6 million increased by $3.3 million in the year. This increase comprises $1.4 million in the new Electric Vehicles segment for the eight months since acquisition of Tembo e-LV, $1.5 million in the Corporate Office segment, reflecting headcount growth in HR, legal, finance and IT functions to support hyperscaling growth activities, $0.3 million growth in SES segment from headcount increase in Australia, and $0.1 million increase in the Critical Power Systems segment.

Key management personnel accounted for $2.4 million of the total salary and benefits expense for the year ended June 30, 2021 (year ended June 30, 2020: $1.2 million).

Professional fees of $1.4 million for the year ended June 30, 2021 or 12.5% of total general and administrative expenses (year ended June 30, 2020, $0.8 million), were comprised of audit and accounting fees, consulting fees to support business development and legal fees. The $0.6 million increase in the year comprised $0.1 million in the new Electric Vehicles segment for the eight months since acquisition of Tembo e-LV, $0.3 million in Corporate Office segment due to increased activity to support hyperscaling growth activities, including additional investor relations costs, and $0.2 million in Critical Power Systems.

Insurance expense of $0.7 million for the year ended June 30, 2021 was marginally lower than the $0.7 million for the year ended June 30, 2020.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. IT expenses increased by $0.2 million to $0.4 million in the year ended June 30, 2021, comprising $0.1 million increase in the new Electric Vehicles segment for the eight months since acquisition of Tembo e-LV, and a $0.1 million in the Corporate Office segment due to increased activity to support hyperscaling growth activities.

Marketing expenses include promotional advertisements, trade shows. Marketing costs of $0.5 million in the year ended June 30, 2021 comprised primarily of costs associated with SES, including the Tottenham Hotspur Football Club battery partnership and marketing arrangements.

Office and other expenses include office and meeting space rental, communication, bank fees and general office administrative costs. Office and other expenses of $0.3 million for the year ended June 30, 2021 increased by $0.1 million in the year, due to the contribution of the new Electric Vehicles segment for the eight months since acquisition of Tembo e-LV.

Gain/(loss) on Solar Development

The Company recorded a net gain of $0.9 million in respect of Caret, LLC (“Caret”), in the year ended June 30, 2021, comprising a loss of $7.0 million in respect of its 50% share of discontinued solar development projects in the joint venture, offset by a gain of $7.8 million on acquisition of the remaining 50% of the joint venture on June 30, 2021. The acquisition results in a bargain purchase, as the consideration of $5.4 million comprises no cash outflow, only the fair value of pre-acquisition equity interest held by VivoPower (after adjustment for abandoned projects in the year), which is lower than the fair value of acquired net assets of $13.2 million. Results of operations for the portfolio are reported within the Solar Development segment.

The Company also recorded a $0.2 million loss on solar development projects in VivoPower Pty Ltd in Australia.

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

Other Income

Other income of $1.5 million in the year ended June 30, 2021 comprises COVID-19 relief grants in Critical Power Services in Australia, $0.8 million higher than in the prior year, due to a full year of COVID-19 impact.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2021, was $2.6 million (June 30, 2020: $2.5 million).

Tangible asset	Estimated useful life (in years)
Computer equipment		3
Fixtures and fittings	3	to	20
Motor vehicles		5
Plant and equipment	3.5	to	10
Right-of-use assets	Remaining useful life

Amortization costs relate to the amortization of intangible assets generated on the acquisition of:

●	VivoPower Australia and Aevitas as part of the Business Combination
●	50% share in the ISS Joint Venture and related $12.2m of development expenditure and
●	$1.9m of customer relationships and trade names following the acquisition of Tembo.

The intangible assets identified above, and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Development expenditure	5	to	10
Customer relationships		10
Trade names	15	to	25
Favorable supply contracts		15
Other		5

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2021.

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

The CGU represented by Aevitas O Holdings Limited  (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10% (June 30, 2020: 10.6%; June 30, 2019: 8.8%; March 31, 2019: 8.8%) and annual growth rate of 3% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

Following the strategic pivot of the Solar Development business in Australia (represented by VivoPower Pty Ltd) into being part of the broader Sustainable Energy Solutions business unit, management have re-assessed the applicability of which CGU the VivoPower Pty Ltd goodwill and intangibles should be included within, for impairment assessment purposes. Whilst the strategic pivot requires development of new capabilities in the Company related to battery technology and grid connectivity, a significant portion of the existing technology, project execution methodology and management team of VivoPower Pty Ltd continue to provide solar development activity in the sustainable energy solutions segment. Furthermore, revenue streams of sustainable energy solutions include a significant solar component. Therefore, management have concluded that the VivoPower Pty Ltd goodwill and intangible assets can be included within the SES segment. Management have only included the solar element of future revenue streams when assessing impairment of VivoPower Pty Ltd goodwill and intangible assets.

The solar element of the CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary.

Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.7% (June 30, 2020: 10.9%; June 30, 2019: 11.0%; March 31, 2019: 11.0%), an average annual growth rate in years 1-5 of 120% during the hyperscaling phase of the business, an average of 53% of revenue derived from supporting infrastructure for electric vehicle sales will relate to solar infrastructure in years 1-5, with an average of 20% of electric light vehicles sold by the Company in years 1-5 will be sold with an additional sustainable energy solution; an average of 69% of standalone renewable power generation, storage and distribution projects revenue will relate to solar development in years 1-5.

If the implementation rate of Sustainable Energy Solutions from supporting infrastructure for electric vehicles is only 5% instead of management’s estimate of 20%, the Company would have had to recognize an impairment of $0.3 million. If the implementation rate is nil instead of management’s estimate of 20%, the Company would have had to recognize an impairment of $4.8 million. If the forecast revenue for standalone renewable power generation, storage and distribution projects reduces by 90% compared to management’s estimate, the Company would have had to recognize an impairment of $3.4 million.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10% and average annual growth rate of 748% per annum in years 1-5. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

Restructuring and Other Non-Recurring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Corporate restructuring – legal and other fees	$179	$1,031	$2,095
Corporate restructuring – litigation provision	2,042	1,104	-
Corporate restructuring – detailed review, sales campaign and termination costs on solar projects	-	1,112	309
Corporate restructuring – workforce reduction	-	163	-
Relocation costs	27	-	-
Acquisition related costs	633	-	-
Total restructuring and other non-recurring costs	$2,880	$3,410	$2,404

In the year ended June 30, 2021, the Company incurred non-recurring costs for legal fees as well as a litigation provision relating to legal costs and settlement monies pertaining to the Comberg Claims of $0.2 million and $2.0 million respectively (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”). For the year ended 30 June 2020, the legal fees and litigation provision for the Comberg Claims were $1.0 million and $1.1 million respectively.

It also incurred non-recurring legal, accounting, tax advisory and due diligence costs of $0.6 million related to the acquisition of Tembo e-LV in November 2020.  No acquisition related costs were incurred in the two preceding fiscal years.

Cost of restructuring and terminating projects in the years ended 30 June 2020 and 30 June 2019 included the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons, and cost of detailed review and sales campaign for the ISS Joint Venture portfolio in the U.S..

Finance Income and Expense

Finance income of $2.1 million comprises foreign exchange gains/losses in the year.

Finance expense consists primarily of interest expense associated with the interest payable on our outstanding related party loan with AWN, and the Aevitas convertible preference share and loan notes reflected as equity instruments in our financial statements.

In the year ended June 30, 2021, the Company incurred finance costs on the parent company loan of $2.0 million, interest on the Aevitas convertible preference share, loan notes and non-convertible preference shares of $1.2 million, interest and fees on debtor invoice financing in Critical Power Services of $0.1 million, and interest on lease liabilities of $0.1 million.

In the year ended June 30, 2020, the Company incurred finance costs on the parent company loan of $1.7 million, interest on the Aevitas convertible preference share and loan notes of $1.2 million, interest and fees on debtor invoice financing in Critical Power Services of $0.2 million, and interest on lease liabilities of $0.1 million.

The components of net finance expense are as follows:

	Year Ended June 30
	2021	2020	2019
(US dollars in thousands)	(audited)	(audited)	(unaudited)
Shareholder loan	$1,986	$1,653	$1,573
Convertible preference shares and loan notes	1,228	1,185	1,185
SolarTide loan	-	-	42
Debtor invoice financing	96	174	317
Interest on leases	91	95	158
Provision on discount unwinding	-	-	42
Other finance costs	90	73	30
Foreign exchange (gain)/loss	(2,085)	(33)	181
Waived dividends and interest on convertible preference shares and loan notes	(995)	-	-
Total net finance expenses	$411	$3,147	$3,528

Foreign exchange gain/losses consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature. The non-current shareholder loan of $21.2 million is denominated in USD, upon which there is no foreign currency risk.

Income Tax

We are subject to income tax for the year ended June 30, 2021 at rates of 19%, 21%, 26% to 30% and 15% to 25% in the U.K., the U.S., Australia and the Netherlands respectively. We use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credits.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

	Three Months Ended June 30
(US dollars in thousands)	2019	2018 (unaudited)
Revenue from contracts with customers	$13,617	$9,111
Costs of sales	(11,960)	(7,446)
Gross profit	1,657	1,666
General and administrative expenses	(1,291)	(2,079)
Gain on solar development	38	(4)
Depreciation and amortization	(437)	(411)
Operating profit/(loss)	(33)	(829)
Restructuring and other non-recurring costs	(525)	(40)
Finance expense – net	(796)	(842)
Loss before income tax	(1,354)	(1,711)
Income tax	(92)	12
Loss for the period	$(1,446)	$(1,699)

The following are the results of operations for the three months ended June 30 by reportable segment:

Three Months Ended June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
Revenue from contracts with customers	$13,484	$133	-	-	$13,617
Costs of sales	$(11,864)	$(96)	-	-	$(11,960)
Gross profit	$1,620	$37	-	-	$1,657
General and administrative expenses	$(567)	$(206)	-	$(518)	$(1,291)
Gain/(loss) on Solar Development	$5	$41	-	$(8)	$38
Depreciation and amortization	$(422)	$(14)	-	$(1)	$(437)
Operating profit/(loss)	$636	$(142)	-	$(527)	$(33)
Restructuring and other non-recurring costs	$(15)	$(39)	-	$(471)	$(525)
Finance expense – net	$(358)	$(49)	-	$(389)	$(796)
Profit/(loss) before income tax	$263	$(230)	-	$(1,387)	$(1,354)
Income tax	$(92)	-	-	-	$(92)
Profit/(loss) for the period	$171	$(230)	-	$(1,387)	$(1,446)

Three Months Ended June 30, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	$8,416	$695	$-	$9,111
Costs of sales	(7,294)	(152)	-	(7,446)
Gross profit	1,122	543	-	1,665
General and administrative expenses	(662)	(721)	(696)	(2,079)
Loss on solar development	(4)	-	-	(4)
Depreciation and amortization	(375)	(34)	(2)	(411)
Operating profit/(loss)	82	(212)	(698)	(828)
Restructuring and other non-recurring costs	-	-	(40)	(40)
Finance expense – net	(256)	(164)	(422)	(842)
Loss before income tax	(174)	(377)	(1,160)	(1,711)
Income tax	8	4	-	12
Loss for the period	$(166)	$(373)	$(1,160)	$(1,699)

Revenue

Revenue for the three months ended June 30, 2019, increased $4.5 million to $13.6 million, from $9.1 million in the three months ended June 30, 2018.

Revenue by product and service is follows:

	Three Months Ended June 30
	2019	2018
(US dollars in thousands)		(unaudited)
Electrical products and related services	$13,484	$8,416
Other revenue	133	695
Total revenue	$13,617	$9,111

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

The reduction in these expenses primarily resulted from cost cutting measures undertaken in the Solar Development and Corporate business segments which generated $0.5 million savings in salaries and benefits and professional fees.

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

A $0.1 million credit adjustment was recorded in the three months ended June 30, 2019, resulting from reversal of operating lease charges arising on the change of accounting policy. It was not possible to ascertain the element of the adjustment that relates to cost of sales, accordingly the adjustment is shown in general and administration expenses.

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

During the year ended March 31, 2018, the Company undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have the most potential for to generate profitability and return. Associated with this restructuring was the departure of a number of employees and contractors from our business. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations, including the Comberg Claims (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings”). Terminated projects represented the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons.

Finance Expense

Finance expense consisted primarily of interest expense associated with the interest payable on our outstanding loan with AWN and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts. During the year ended March 31, 2019, the Company established debtor finance facilities in the Critical Power Services segment, incurring $0.1 million interest charges in the three months ended June 30, 2019. During the three months ended June 30, 2018, the Company repaid the $2.0 million loan from SolarTide, LLC, after incurring $0.2 million interest charges. SolarTide, LLC is an affiliate of DEPCOM Power, an engineering, procurement, and construction firm who delivered engineering, procurement, and related services for the NC Projects.

The Company also incurred interest charges on leases in the three months ended June 30, 2019, following the change in accounting policy related to operating leases. The Company incurred provision discount unwinding costs in the three months ended June 30, 2019, following the recognition on March 31, 2019, of a $1.9 million onerous contract provision related to future obligations to purchase SRECs from the NC Projects.

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

Revenue

Revenue for the year ended March 31, 2019, increased $5.4 million to $39.0 million, from $33.6 million in the prior year.

Revenue by product and service is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Electrical products and related services	$37,800	$31,631
Development fees	-	828
Other revenue	1,236	1,188
Total revenue	$39,036	$33,647

The sale of electrical products and related services was generated from our Australia-based Critical Power Services businesses, J.A. Martin and Kenshaw, and was focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations was recognized in two ways. On smaller projects, revenue was recognized when the project is completed and is invoiced at that time. On larger projects, revenue was recognized on the achievement of specific milestones defined in each individual project. When the milestones are reached, the customer is invoiced, and the revenue is then recognized.

Development fee revenue for the year ended March 31, 2018 of $0.8 million was earned on the final stage of completion of the second of the two NC Projects. No development fee revenue was earned in the year ended March 31, 2019, as the ISS project portfolio were still being marketed for sale and none of the portfolio was sold in that year.

Other revenue for the year ended March 31, 2019 includes $0.3 million from the sale of SRECs purchased from the NC Projects, $0.8 million earnings distribution related to the equity investment in the NC Projects carried at cost, prior to their sale in July 2018, and $0.1 million income from Australian solar projects.

The Company had a ten-year contract with the NC Projects to purchase all of the SRECs produced by the projects over that time period. SRECs are a form of renewable energy certificate or “green tag” existing in the U.S. SRECs exist in states, like North Carolina, that have Renewable Portfolio Standard (“RPS”) legislation with specific requirements for electricity suppliers to secure a portion of their power from solar generators. Under the SREC program, one SREC is created for every megawatt-hour of solar power generated and is sold separately from the power and represents the “solar” aspect of the electricity that was produced. All of the SRECs purchased by the Company from the NC-47 project are sold to one commercial customer under a five-year contract, which generated $0.3 million of the revenue reported, and the SRECs purchased from NC-31 project are sold at a lower price through the wholesale market to businesses looking to meet their solar RPS requirement or otherwise meet energy sustainability targets, which generated $0.1 million of the revenue reported.

Other revenue for the year ended March 31, 2018 included $0.4 million from the sale of SRECs purchased from the NC Projects, $0.3 million earnings distribution related to the equity investment in the NC Projects carried at cost, asset management fees of $0.2 million earned from provision of management services to the NC projects, $0.1 million power generation income from Australian solar projects and $0.2 million of miscellaneous other revenue in Aevitas.

Revenue by geographic location is as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Australia	$37,889	$31,985
United States	1,147	1,662
United Kingdom	-	-
Total revenue	$39,036	$33,647

Australian revenue of $37.9 million for the year ended March 31, 2019, is comprised of $37.8 million revenue from Critical Power Services delivered by Kenshaw and J.A. Martin and $0.1 million of power generation income from Australian solar projects. This compares to $32.0 million in the prior year, comprising $31.7 million of revenue from Critical Power Services, $0.2 million of miscellaneous other revenue earned by Critical Power Services, and $0.1 million of power generation income from Australian solar projects. The growth in Critical Power Services revenue for the year was driven by the significant growth in larger scale projects such as data centers.

U.S. revenue of $1.1 million for the year ended March 31, 2019, was all composed of other revenue, and included $0.8 million distribution of earnings from the NC Projects and $0.3 million from the sale of SREC’s. This compares to U.S. revenue of $1.7 million for the year ended March 31, 2018, which included $0.8 million of solar development fees and $0.9 million of other revenue from the sale of SREC’s ($0.4 million), distribution of earnings from the NC Projects ($0.3 million), and provision of management services to the NC Projects ($0.2 million).

In the year ended March 31, 2019, 32% of revenue was earned from one Critical Power Services customer in Australia. No more than 10% of revenue was earned from any one customer in the year ended March 31, 2018.

Cost of Sales

Cost of sales totaled $32.7 million for the year ended March 31, 2019, and by product or service were as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Electrical products and related services	$32,317	$27,482
Development fees	-	-
Other revenue	409	1,042
Total cost of sales	$32,726	$28,524

Cost of sales related to electrical products and related services of $32.3 million, comprising material purchases and direct labor costs, motor vehicle expenses and other directly related costs attributable to manufacturing, service, or other cost of sales.

The cost of sales related to other revenue of $0.4 million for the year ended March 31, 2019, and $1.0 million, for the year ended March 31, 2018, was comprised of the cost of SREC purchases from the NC Projects.

As noted above, the Company had a ten-year commitment to purchase SRECs from the NC Projects. The cost of sale for the year ended March 31, 2018 for SREC purchases was comprised of two components: (i) $0.6 million related to SRECs purchased from NC Projects for the year ended March 31, 2018, $0.4 million from NC-47 and $0.2 million from NC-31; and, (ii) $0.4m one-time onerous contract provision, which recognized a contract to sell the SRECs on NC-47 at a loss until April 21, 2022. The $0.4 million cost of sale for the year ended March 31, 2019 related only to SRECs purchased from NC Projects in that year. An additional onerous contract provision for $1.9 million was recorded during the year, which recognized commitments to buy both NC-31 and NC-47 project SRECs until 30 January and 22 April 2027 respectively at prices above current estimated SREC market prices. This provision has been recorded against the gain on sale of NC Projects in the subsequent year, not against cost of sales.

There are no costs of sales associated with the development fees earned in the year ended March 31, 2018. These development services were provided by salaried management and employees of the Company, whose costs for the year were fully expensed in general and administrative expenses and not specifically in cost of sales. As the role and function of these employees are multi-faceted and included responsibilities across a number of projects, business development activities, general management, and administrative functions, we did not distinguish between those costs which specifically relate to the performance obligations under the solar development contract and those related to other general and administrative costs.

Gross Profit

The Company’s gross profit is equal to revenue less cost of sales and totaled $6.3 million (2018: $5.1 million) for the year ended March 31, 2019. Gross profit by product and service was as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Electrical products and related services	$5,483	$4,149
Development fees	-	828
Other revenue	827	146
Total gross profit	$6,310	$5,123

As noted above, there were no costs of sales associated with the development fees and therefore the gross margin is equal to the revenue from these activities.

The gross profit from electrical products and related services (the Critical Power Services business) was $5.5 million, which represents a gross margin of 14.5%. This compares to gross profit of $4.1 million for the year ended March 31, 2018, which represented a gross margin percentage of 13.1%. The margin improvement is due to effective cost management and increasing market demand allowing for selective price increases.

The gross profit from other revenue for the year ended March 31, 2019 was comprised of $0.8 million earnings distribution related to the equity investment in the NC Projects prior to sale in July 2018, $0.1 million power generation income from Australian solar projects, offset by a loss on the sale of SRECs of $0.1 million.

The SRECs purchased from NC-31 were being sold in the wholesale market and incurred a loss on sale of $0.1 million during the year ended March 31, 2019. In addition, a $1.9 million onerous contract provision was recorded as a gain/loss on solar development, as described below. The SRECs purchased from NC-47 that were sold to a commercial customer under a five-year contract were sold at a cash loss of $0.1 million per year. An onerous contract provision for the remaining four years of the contract, totaling $0.4 million, was recognized in the prior year. Unwinding of the provision in the year ended March 31, 2019 offset cash losses on released sales of NC-47 SREC’s, resulting in nil impact on gross profit.

Gross profit from other revenue of $0.7 million for the year ended March 31, 2018, was related to $0.3 million earnings distribution related to the equity investment in the NC Projects, asset management fees of $0.2 million earned from provision of management services to the NC Projects, and $0.2 million of miscellaneous other revenue in Critical Power Services.

General and Administrative Expenses

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Salaries and benefits	$5,008	$6,422
Professional fees	1,068	4,155
Insurance	557	831
Travel	217	503
IT licensing and support	303	356
Office and other expenses	532	547
Total general and administrative expenses	$7,685	$12,814

Our general and administrative expenses decreased by $5.2 million to $7.7 million for the year ended March 31, 2019. This compared to $12.8 million for the year ended March 31, 2018. These expenses consisted primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses.

The reduction in these expenses primarily resulted from cost cutting measures undertaken in the Solar Development and Corporate business segments which generated $3.2 million savings in salaries and benefits and professional fees. Also, the Company made a $1.6 million saving from non-recurrence of one-off of third-party consulting fees recharged to the Company by AWN in the prior year, related to our Solar Development business.

Salaries and benefits were $5.0 million (2018: $6.4 million), or 65.2% (2018: 50.1%) of general and administrative expenses. Key management personnel accounted for $2.7 million (2018: $2.6 million) of the total salary and benefits expense. The reduction of $1.4 million comprises a $1.7 million reduction in the Solar Development segment, due to reduction in headcount in the U.S. and U.K., partly offset by a $0.3 million increase in the Critical Power Services segment, where headcount increased to support the growing operations.

Professional fees of $1.1 million (2018: $4.2 million), or 13.9% (2018: 32.4%) of general and administrative expenses, are comprised of audit and accounting fees, consulting fees to support business development and legal fees. Professional fees in the Solar segment reduced by $1.4 million, due to cost saving measures implemented. Professional fees also declined due to the non-recurrence of $1.6 million of third-party consulting fees recharged to the Company by AWN related to our solar development business in the year ended March 31, 2018. These services included international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on March 27, 2017. These costs by their nature were one-time and are not expected to recur in the future.

Insurance expense of $0.6 million (2018: $0.8 million) million reduced due to renegotiation of insurance policies and limit reductions of directors and officer’s liability insurance on renewal.

Travel expenses reduced to $0.2 million (2018: $0.5 million), or 2.8% (2018: 6.2%) of general and administrative expenses, following implementation of a more stringent travel policy and reduction in Solar headcount.

IT licensing and support expenses represented the cost of accounting, operations, email and office, file storage, and security software products and licenses. Office and other expenses include office and meeting space rental, communication and marketing, bank fees and general office administrative costs. IT, office and other expenses reduced from $0.9 million in the year ended March 31, 2018, to $0.8 million in the year ended March 31, 2019, due to cost savings in the Solar Development segment.

(Loss)/Gain on Solar Development

The loss on solar development for the year-ended March 31, 2019, totaling $2.6 million was comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase SRECs from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

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

As a result of the sale of VivoRex, LLC, on July 2, 2019, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on solar development subsequent to year-end.

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

Depreciation

Depreciation is charged on property plant and equipment on a straight-line basis and is charged in the month of addition. The net book value of assets held as of March 31, 2019, was $1.2 million (2018: $1.9 million).

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

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
Corporate restructuring – workforce reduction	$102	$734
Corporate restructuring – professional fees	1,776	566
Corporate restructuring – terminated projects	139	573
Total restructuring costs	$2,017	$1,873

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

Finance expense consisted primarily of interest expense associated with the interest payable on our outstanding loan with AWN and the Aevitas convertible preference share and loan notes reflected as equity instruments in our accounts. During the year, the Company established debtor finance facilities in the Critical Power Services segment, incurring $0.2 million interest charges. During the year ended March 31, 2018, the Company also borrowed $2.0 million (the “DEPCOM Loan”) from SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm who delivered engineering, procurement, and related services for the NC Projects. The components of finance expense are as follows:

	For the Year Ended March 31,
(US dollars in thousands)	2019	2018
AWN loan	$1,588	$1,636
Convertible preference shares and loan notes	1,284	1,220
DEPCOM loan	206	217
Debtor invoice financing cost payable	164	-
Motor vehicle lease liabilities	1	55
Bank loan on Amaroo solar project sold during the year	-	17
Other finance costs	-	156
Foreign exchange	-	94
Total finance expenses	$3,243	$3,395

Income Tax Expense

We were subject to income tax for the year ended March 31, 2019 at rates of 19%, 22.6%, and 30% in the U.K., the U.S., and Australia, respectively, and we use estimates in determining our provision for income taxes. We accounted for income taxes in accordance with IFRS 12, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carry forwards.

We recognized the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2019 and 2018, we did not have any uncertain tax positions that would impact our net tax provision.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for our products and services. Our business and revenues depend on the demand for our products and services. The market demand for electric vehicles, critical power services, sustainable energy solutions and solar development projects is heavily influenced by a range of factors that include the governmental economic, fiscal, and political polices at both the national and state levels in both the U.S., Australia, Europe, the United Kingdom and the rest of the world, as well as global economic and political factors affecting the cost, availability, and desirability of renewable energy, other energy sources. Other external factors such as the COVID-19 pandemic may also affect demand for our products and services.

Competitiveness of our products and services. Our products and services need to be competitive in terms of price and quality with competition in each of our markets. Tembo in particular operates in a market that is relatively new, rapidly evolving, characterized by rapidly changing technologies, new competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. In order to stay competitive and relevant, it needs to continuously innovate and invest in product development and new technologies. Our critical power services businesses face pricing pressure in a competitive market and must continually improve cost efficiencies.

Operational scale up of electric vehicle assembly and delivery capabilities. Tembo faces operational risks as a maker of battery-electric ruggedized and off-road vehicles embarking on an exponential scale up of its assembly and delivery capabilities. Growth is dependent on securing appropriate premises and equipment, achieving design and manufacturing process goals, achieving compliance with safety regulations and standards, recruiting and retaining suitably qualified personnel, overcoming any delays and, resolving any supply chain shortages, to be able to deliver the volume and quality of products required to meet customer commitments.

Delivering electric vehicle products and services to customers’ requirements and regulatory standards. Following the acquisition of Tembo, we signed distribution agreements with a number of partners globally, to sell Tembo EV conversion kits. In addition, we signed a binding letter of intent with Toyota Australia to provide electrification solutions for the Toyota Landcruiser model, with a focus initially on off road applications in Australia, and which is subject to further negotiation of a master service agreement. Meeting the technical specifications, quality and safety standards of our customers and partners is a key driver of ensuring Tembo’s brand, reputation, revenue and future prospects. Product failures in service could leave us exposed to future warranty claims. Failure to meet the required regulations and standards in the markets we serve could require product recalls and fines and penalties.

Development and scale up of the SES solutions business. Whilst we have experience in developing, financing, building and operating solar power systems and distributed generation solar systems, we have limited experience and track record in combining this experience to then develop and offer a complete SES solution with microgrids, battery recycling and reuse and are still in the process of building the capabilities in the team. Developing and/or acquiring these capabilities is a key factor in expanding our SES solutions business.

Supply chain execution. Materials deliveries from suppliers are at risk of disruption due to external events  and factors such as COVID-19 and semiconductor shortages. Overcoming challenging supply chain issues is a key factor in our businesses being able to deliver goods and services to our customers in line with their requirements, and meet our revenue growth targets.

Ability to secure capital at attractive rates and terms. Our businesses are capital intensive requiring significant investment in operational expenditure and capital expenditure to realize the growth potential of our electric vehicle, critical power services, sustainable energy solutions and solar development businesses. In addition, we are subject to significant and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. As a result, we expect to require some combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business.

Currency fluctuations. We conduct business in the U.S., Australia, the Netherlands and the U.K. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound, the Euro and the Australian dollar.

Ability to attract and retain talent. We are looking to rapidly hyperscale our business, in the face of fierce competition for talent and short timeframes. To achieve our operational goals, we need to attract high caliber talent quickly.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the year ended June 30, 2021 were $32.0 million net proceeds from capital raises and $0.4 million proceeds from sale of solar projects. Our principal uses of cash have been $5.0 million outflow from operating activities, including net inflows in Critical Power Services offset by growth operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments, a $10.4 million increase in working capital primarily comprising of a reduction in trade and other payables, $2.1 million net cash outflow on the acquisition of Tembo e-LV, comprising $7.1 million consideration less $4.9 million acquired cash, $2.2 million repayment of AWN related party loan principal, $5.3 million payment of interest on the AWN loan, Aevitas hybrids and other borrowings, including catch up of related party arrears,  $0.9 million purchase of property, plant and equipment and $0.5 million net repayment of variable short term debtor finance facilities for J.A. Martin and Kenshaw.

Our principal sources of liquidity in the year ended June 30, 2020, were cash generated by our operating activities in the Critical Power Services segment, $1.0 million proceeds from the sale of the Sun Connect Solar projects in Australia, a $1.3 million short-term shareholder loan, $0.3 million in bank loans and $0.3 million chattel mortgages for motor vehicle purchases. Our principal uses of cash were financing costs of $0.5 million, $0.1 million repayment of leases, loans from related parties and reduction in debtor finance facilities, capital expenditure of $0.9 million in the Critical Power Services segment and $0.3 million in the Solar segment and working capital and general corporate purposes.

Our principal sources of liquidity in the three months ended June 30, 2019, were cash generated by our operating activities in the Critical Power Services segment, an $0.8 million additional short-term shareholder loan, and $0.1 million increase in debtor finance borrowings. Our principal uses of cash have been financing costs of $0.8 million, capital expenditure in the Critical Power Services segment of $0.4 million and working capital and general corporate purposes.

Our principal sources of liquidity in the year ended March 31, 2019, were cash generated by our operating activities in the Critical Power Services segment and $11.8 million proceeds from the sale of sale of NC-31 and NC-47 projects. Our principal uses of cash were repayment of the $2.0 million DEPCOM loan, financing costs of $3.2 million, $1.5 million repayment of shareholder loans, working capital and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2021 and 2020, the three months ended June 30, 2019 and the year ended March 31, 2019:

	Year Ended June 30	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019

Net cash provided by (used in) operating activities	(15,377)	(4,573)	2,188	(1,565)
Net cash used in investing activities	(2,682)	294	(316)	11,856
Net cash provided by (used in) financing activities	23,537	22	744	(7,635)
Total cash flow	5,478	(4,257)	2,616	2,656

Operating Activities

Our net cash outflow from operating activities in the year ended June 30, 2021, was $15.4 million. This was attributable to a net outflow from working capital movements of $10.4 million and a net cash outflow after tax from operations of $6.1 million. The working capital movements of $10.3 million comprise a decrease in trade and other payables of $9.5 million, an increase in inventory of $0.8 million and a decrease in provisions of $0.1 million. The $6.1 million outflow after tax from operations consists of the $8.0 million loss, other non-cash and non-operating components of earnings including $1.1 million share-based payments, $0.4 million of net finance expense, $0.8 million gain on solar development and $2.3 million depreciation and amortization.

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

Investing Activities

Net cash outflows from investing activities of $2.7 million in the year ended June 30, 2021 comprised $0.4 million proceeds from sale of solar project assets in Australia, offset by $0.9 million investment in property, plant and equipment, and a net $2.1 million cash outflow attributable to the acquisition of Tembo e-LV. The net acquisition outflow comprised $7.1 million cash consideration, less $4.9 million cash acquired.

In the year ended June 30, 2021, we consummated two acquisitions. These acquisitions comprised Tembo e-LV B.V. and subsidiaries, for cash consideration of $7.1 million, or $2.2 million net of cash acquired, and Caret, LLC (formerly Innovative Solar Ventures I, LLC), for cash consideration of $1, also $l net of cash acquired. There was no acquisition activity in the years ended June 30, 2020 and March 31, 2019, or three month period ended June 2019.

The companies acquired in the year ended June 30, 2021, and added to the Group were as follows:

	Incorporated	% Owned	Purpose
Tembo e-LV B.V.	Netherlands	100%	Holding company
Tembo 4x4 B.V.	Netherlands	100%	Operating company
FD 4x4 B.V.	Netherlands	100%	Operating company
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States of America	100%	Operating company

In the year ended June 30, 2020, net cash generated by investing activities of $0.3 million comprised capital expenditure on property, plant and equipment of $0.9 million in the Critical Power Services segment and Solar Development project capital expenditure $0.3 million in Australia, offset by $1.0 million proceeds on sale of the Sun Connect Solar portfolio in Australia and $0.4 million proceeds on sale of property, plant and equipment in the Critical Power Services segment.

In the three months ended June 30, 2019, net cash used in investing activities of $0.3 million comprised $0.4 million capital expenditure in the Critical Power Services businesses, offset by $0.1 million proceeds on sale of solar projects in the Sun Connect portfolio in Australia.

Net cash generated by investing activities in the year ended March 31, 2019 of $11.9 million consisted of $12.0 million proceeds on sale of the NC Projects, a $0.2 million investment in the ISS Joint Venture, purchase of $0.2 million of operating assets in the Critical Power Services businesses, $0.1 million investment in solar projects in Australia, offset by $0.5 million proceeds on solar development, principally the sale of the Juice Capital solar project assets in Australia.

Financing Activities

Cash generated from financing activities for the year ended June 30, 2021, was $23.5 million. This comprised $32.6 million capital raise proceeds, less $0.5 million capital raise costs, finance expenses, $0.4 million lease repayments in Critical Power Services businesses, $2.2 million repayment of AWN related party loan principal, $0.5 million net repayments against the debtor finance facility in Critical Power Services businesses and $5.3 million AWN loan and Aevitas hybrid interest, including catch up on amounts accrued from prior periods.

Cash generated from financing activities for the year ended June 30, 2020, was nil. This comprised $0.5 million finance expenses, $0.4 million lease repayments in Critical Power Services businesses, $0.3 million repayment of related party loans, $0.3 million net repayments against the debtor finance facility in Critical Power Services businesses and $0.4 million funding of restricted cash, primarily project bank guarantees in Critical Power Services, as discussed in Note 17 to the consolidated financial statements. The cash outflows were partly offset by a $1.3 million short-term bridging shareholder loan, $0.3 million bank loans provided to Critical Power Services businesses and $0.3 million chattel mortgages for vehicles.

Cash generated from financing activities for the three months ended June 30, 2019, was $0.7 million. This cash inflow comprised an $0.8 million short-term shareholder loan from AWN, $0.2 million additional borrowings against the debtor finance facility in Critical Power Services businesses, and $0.7 million release of restricted cash, primarily $0.5 million released from escrow and paid to SolarTide, LLC, as discussed in Note 17 to the consolidated financial statements. The cash inflows were partly offset by $0.1 million lease repayments in Critical Power Services businesses and $0.8 million finance expenses.

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

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019

Current liabilities:
Debtor financing	-	508	901	751
Lease liabilities	669	641	660	136
Project financing agreement	59	-	-	-
Shareholder loan	-	-	766	-
Bank loan	152	66	-	-
Chattel mortgage	88	51	-	-
Other borrowings	36	46	-	-
	1,004	1,312	2,327	887
Non-current liabilities:
Shareholder loan	21,175	23,401	18,242	18,242
Lease liabilities	326	714	1,117	138
Project financing agreement	183	-	-	-
Bank loan	159	278	-	-
Chattel mortgage	244	249	-	-
	22,087	24,642	19,359	18,380
Total borrowing	23,091	25,954	21,686	19,267

Tembo, J.A. Martin and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the year ended June 30, 2021, $0.1 million of new leases were added and $0.5 million of payments were made. The obligation for future minimum lease payments under the facilities are as follows:

	Minimum lease payments				Present value of minimum lease payments
	As at June 30			As at March 31	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019	2021	2020	2019	2019

Amounts payable under finance leases:
Less than one year	683	695	692	147	669	641	660	136
Later than one year but not more than five	379	759	1,299	143	326	714	1,117	138
	1,062	1,454	1,991	290	995	1,355	1,777	274
Future finance charges	(67)	(98)	(214)	(16)	-	-	-	-
Total obligations under finance lease	995	1,356	1,777	274	995	1,355	1,777	274

In the prior fiscal year, on June 30, 2020 the Company refinanced its $23.4 million shareholder loan due to AWN Holdings Limited (“AWN”), its largest shareholder. The shareholder loan bore interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. No interest or line fee settlements were required until after a corporate liquidity event had occurred. Principal was repayable in 9 equal monthly installments from July 2021 until March 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

In December 2020, following the successful capital raise in October 2020, the Company and AWN agreed some further amendments to the terms of the loan, reducing the interest rate from 10.0% to 8.0% per annum, and reduction in line fee from 2.0% to 0.8% per annum, payable monthly in advance. Principal is repayable in 60 equal monthly installments of $0.35 million from July 2021 to June 2026, as well as an immediate stand-alone repayment of $2.2 million principal, paid in April 2021.

On June 30, 2021, the Company agreed a further refinancing of its shareholder loan with AWN, to align the repayment schedule with the timing of the investment and revenue growth plan in Electric Vehicles. Under the amended terms, the repayment of principal has been deferred to January 1, 2023, with monthly installments of $0.35 million over the following sixty months, resulting in loan maturity extending from June 30, 2026, to December 31, 2027. In addition, the Company will cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. The interest rate and line fee remain unchanged at 8% and 0.8% respectively and other terms remain unchanged.

In November 2020, upon acquisition of Tembo, the Company acquired two loans for total value $0.4 million, entered into for the purpose of funding development expenditure.

In May and June 2020, the Company obtained $0.3m government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2020, J.A. Martin Electrical and Kenshaw Electrical also took out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the working capital requirements of its Critical Power Services businesses. In August 2020, the Kenshaw Electrical facility was closed, leaving the J.A. Martin Electrical facility of $2.3 million (AU$3 million). The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical. Net drawdowns on the facility at June 30, 2021 totaled nil (2020: $0.5 million).

Cash Reserves and Liquidity

Cash reserves at June 30, 2021, of $8.6 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	3.0 million	2.3 million
EUR	0.8 million	0.9 million
USD	5.3 million	5.3 million
GBP	0.1 million	0.1 million
Total cash reserve		8.6 million

Our treasury policy is to maintain sufficient cash reserves denominated in the currencies required for near term working capital to minimize the risk of currency fluctuation. Cash reserves are monitored on a daily basis to maximize capital efficiency. Our cash position is reviewed weekly by senior management to ensure the allocation best meets the coming needs of the business.

The SES business is reliant for liquidity on the completion of and, or sale of specific projects. As the projects are dependent on negotiations with external parties, delays in the sale process could adversely affect our liquidity.

The Electric Vehicles business is reliant for liquidity on financing from asset and working capital financing, equity capital raises, and a growing revenue stream as the business scales.

We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditure requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due.

We believe that our current cash and cash equivalents, anticipated cash flows from operations, and planned financing from future capital raises, asset financing and working capital financing facilities, will be sufficient to meet our cash requirements for at least the next 12 months. We may, however, require additional cash or cash equivalents due to changing financial, economic or business conditions, changes in our product development activities in electric vehicles, changes in timing of SES project execution, or other factors.

C. Research and Development, Patents and Licenses, etc.

Research and development expenditure includes the product development project for Tembo’s ruggedized electric vehicles, comprising pre-series-production expenditure on developing vehicle specifications and production processes that are fit for purpose for rugged off road environments including mining. Capitalized costs include primarily internal payroll costs, external expert consultants, equipment and technology hardware and software.  In addition, there is additional research and development being conducted into other elements of vehicle electrification for off-road and rugged environments, including specialized batteries, charging devices, electric wire harnesses, telemetry, data capture and analytics and software tools.

Development expenditure on U.S. solar projects includes securing land rights, completing feasibility studies, negotiating power purchase agreements, and other costs incurred to prepare project sales for Notice to Proceed with construction and hence sale to a partner as a shovel ready project.

The Company expects to obtain adequate technical, financial and other resources to complete the projects, and management consider that it is probable for the future economic benefits attributable to the development expenditure to flow to the entity; and that the cost of the asset can be measured reliably. Accordingly, the development expenditure is recognized under IAS 38 – Intangible Assets as an intangible asset.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources.

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations, aggregated by type:

	Payments Due by Period
Year Ended June 30, 2021 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$22,096	$411	$11,424	$10,261	$-
Lease obligations	995	669	326	-	-
Total contractual obligations	$23,091	$1,080	$11,750	$10,261	$-

	Payments Due by Period
As at June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$19,909	$1,667	$18,242	$-	$-
Debt obligations, interest	3,487	2,192	1,295	-	-
Lease obligations	1,991	692	1,077	222	-
Total contractual obligations	$25,387	$4,551	$20,614	$222	$-

	Payments Due by Period
As at March 31, 2019 (US dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations, principal	$18,993	$751	$18,242	$-	$-
Debt obligations, interest	3,487	1,805	1,682	-	-
Lease liabilities	290	147	143	-	-
Operating lease obligations	1,383	600	530	253	-
Total contractual obligations	$24,153	$3,303	$20,597	$253	$-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1) (4)	48	Chairman	April 27, 2016
Matthew Cahir (3)	56	Non-Executive Director	June 16, 2020
Peter Jeavons (1) (2) (3) (4)	56	Non-Executive Director	June 16, 2020
William Langdon (1) (2) (3)	60	Non-Executive Director	June 16, 2020
Michael Hui	41	Non-Executive Director	January 22, 2020
Gemma Godfrey (1)(2)(4)	37	Non-Executive Director	December 15, 2020

Executive Officers:
Kevin Chin (1) (4)	48	Chief Executive Officer	March 25, 2020

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee, established December 18, 2020

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 44.2% of VivoPower as at June 30, 2021 (49.1% as at August 18, 2021) and is the beneficial owner of 10.4% of VivoPower as at June 30, 2021 (9.3% as at August 18, 2021), primarily through The Panaga Group Trust (5.6%) and Arowana Partners Group Pty Ltd (4.3%).

Executive Officers

Directors

Kevin Chin

Kevin Chin is the founder of Arowana, a B Corporation certified investment group with operating companies across the U.K., U.S., Europe, Asia and Australia, as well as owning other unlisted companies and investments. One of those operating companies is AWN Holdings Limited (“AWN”), which is listed on the Australian Securities Exchange. AWN is the largest shareholder in VivoPower, as well as owning other unlisted companies and investments.

Over his 25-plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, HyperTurnaround! which chronicles the privatization, rapid turnaround and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin regularly writes for Inc.com on topic such as turnarounds and growing pains challenges. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PWC and Deloitte.

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

Mr. Cahir is Chairman of the Nominations Committee of the Company.

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

Mr. Jeavons was part of the global leadership team of RuleBurst Haley, which was acquired by Oracle and then successfully relaunched their regulatory compliance solution as a native SaaS platform internationally. During his career he has also worked for companies including Infor, who are another large enterprise software company and was responsible for the European business at Nuxeo, a Goldman Sachs backed, open source, enterprise content management software provider.

He currently leads the EMEA business for First Insight, the market leader in machine-led, artificial intelligence and predictive analytics for retailers. Mr. Jeavons completed his Non-Executive Director’s diploma with Pearson in 2013 and is also supporting other software start-ups to scale their operations internationally. He resides in London, United Kingdom.

Mr. Jeavons is Chairman of the Remuneration and Sustainability Committees of the Company.

Michael Hui

Michael Hui brings a unique background to the VivoPower Board given his dual Information Technology and Law degrees and experiences. During his career, he has built significant expertise across a diverse range of sectors in both an investment as well as an operational capacity.

Mr. Hui serves as Managing Director (Australasia) for VivoPower’s largest shareholder, AWN and also the broader Arowana group. In 2011, he joined Arowana as an Investment Director, and since then he has worked across a range of Arowana’s operating businesses including education and asset management. Mr. Hui led the formation and structuring of the Arowana Australasian Special Situations Fund (AASSF) and most recently, the building of Arowana’s education business, EdventureCo. His primary focus at present is driving corporate development (including mergers and acquisitions and technology-based transformation), working alongside the leadership teams of Aevitas and EdventureCo. Previously, Michael was Co-founder and CEO of an online-payments business, and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia.

Gemma Godfrey

Gemma Godfrey is a non-executive director and advisor with global board experience across financial services, technology, media, public policy and sustainable energy. With an 18-year career, her track record of strategic planning, innovation and consumer insight helps ambitious businesses achieve their goals.

Mrs. Godfrey is Chair of the Investment Management Group of national IFA network, IWP. She is also a Non-Executive Director of advanced technologies company, Creativemass, and a business expert on ITV’s Good Morning Britain. She was the Founder and CEO of an FCA-authorized digital investing service, which was acquired by FTSE 250 insurer JLT. She pioneered new technology and went on to launch a digital media business for News U.K., part of News Corp.

A former boardroom adviser to Arnold Schwarzenegger on ‘The Apprentice,’ Mrs. Godfrey was an advisor to the U.K. Government on its 10-year strategy to improve the nation’s financial wellbeing. She was previously Head of Investment Strategy at FTSE-AIM wealth manager, Brooks Macdonald, and Chair of the Investment Committee of Credo Group. Mrs. Godfrey started her career at Goldman Sachs and GAM, with a background in quantum physics. She resides in London, United Kingdom.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2021, year ended June 30, 2020, three months ended June 30, 2019 and year ended March 31, 2019.

Year Ended June 30, 2021	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair)1	$142,119	$-	$-	$-	$-	$142,119
Matthew Cahir 2	$111,501	$-	$-	$-	$-	$111,501
Peter Jeavons 3	$111,501	$-	$-	$-	$-	$111,501
William Langdon 4	$111,501	$-	$-	$-	$-	$111,501
Michael Hui 5	$99,000	$-	$-	$22,946	$-	$121,946
Gemma Godfrey 6	$77,239	$-	$-	$-	$-	$77,239
Executive Officers:
Kevin Chin (CEO) 7	$443,816	$51,976	$-	$114,339	$-	$610,132

1	Mr. Chin was paid a salary of £68,000 ($92,119) per annum as Chairman during the year, payable to Arowana Partners Group Pty Ltd. In addition to his monthly salary, along with other directors of the Company, on December 14, 2020, Mr. Chin was granted 7,788 ($50,000) RSUs (“Restricted Stock Units”) vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer.
2

Mr. Cahir was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year were elected to be received as 41,533 RSUs. On December 14, 2020, Mr. Cahir was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Cahir also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the remuneration committee.

Mr. Cahir is also paid a consulting fee as President of VivoPower USA and sales director for electric vehicles, via Middleburg Juice Company, LLC. The Remuneration Committee (with Mr. Cahir recused) approved an extension to Mr. Cahir’s consulting agreement effective July 1, 2021, with cash remuneration of $32,000 per month and healthcare allowance of $5,000 per month. In addition, Mr. Cahir is entitled to a $27,000 per month sales incentive payable in shares in the Company after two years, based on the Company share price at June 02, 2021, subject to Company performance and existing and future sales agreements being realized in-line with the Company’s revenue goals and expectations.
3

Mr. Jeavons was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year were elected to be received as 41,533 RSUs. on December 14, 2020, Mr. Jeavons was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Jeavons also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the nomination committee. The remuneration committee also approved non-chair members of the audit and risk committee and remuneration committees to receive an annual fee of $4,000 per annum from July 1, 2021. Accordingly Mr. Jeavons is entitled to receive $4,000 per annum as member of the audit and risk committee.

4

Mr. Langdon was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year were elected to be received as 41,533 RSUs. On December 14, 2020, Mr. Langdon was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Langdon also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the audit and risk committee. From July 01, 2021, Mr. Langdon is entitled to receive $4,000 per annum as member of the remuneration committee.

5

Mr. Hui was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 27,095 RSUs ($20,321) vested in the current year. On December 14, 2020, Mr. Hui was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer.

6

Reflects shorter period of employment from December 15, 2020, to June 30, 2021. Mrs. Godfrey is paid a salary of $50,000 per annum and received all of her salary for the current year as cash. On December 15, 2020, Mrs. Godfrey was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mrs. Godfrey is entitled to receive $8,000 per annum as member of the audit and risk and remuneration committees.

7

Comprises £325,000 base salary, £38,000 annual professional development allowance. Mr. Chin also receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 27,095 RSUs ($20,321) vested in the current year.

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

1

Of the fees recorded, $83,265 (£65,000) of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Chin was awarded 111,020 immediately vesting shares, granted on March 31, 2020 at a price of $0.75 per share (subject to all necessary approvals). A total £85,161 comprising Chairman and Chief Executive fees from March 01, 2020, to June 30, 2020, remain outstanding as at the date of this report to Mr. Chin. He has also agreed to a 50% reduction in his fees as Chairman and Chief Executive for the period from July 01, 2020, to September 30, 2020, to assist the Company during the COVID-19 lockdown period. In the period April 01, 2020, to June 30, 2020, Mr. Chin accrued an estimated 20,928 ($15,595) Performance Share Units (“PSU’s”) towards a maximum total 52,320 PSU’s in the vesting period April 01, 2020 to September 30, 2020. Actual numbers of PSU’s vesting at the end of the vesting period are dependent on meeting quarterly performance goals.

2

Reflects shorter period of employment as a director from June 16, 2020, to June 30, 2020. In addition to his services as a director, Mr. Cahir provides consulting services to the Company in relation to the ISS Joint Venture, for which he receives a monthly fee of $32,000. In the year ended June 30, 2020, Mr. Cahir charged a total of $421,800 for the services, of which $229,721 of outstanding and past due fees were settled as equity under a Bonus Stock Award in lieu of cash, for which Mr. Cahir was awarded 306,295 immediately vesting shares, granted on March 31, 2020, at a price of $0.75 per share.

3	Reflects shorter period of employment from June 16, 2020, to June 30, 2020. Fees settled as 1,724 RSU’s ($2,000) each.
4

Reflects shorter period of employment from January 22, 2020, to June 30, 2020. In addition to his services as a director, Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround program. In the period April 01, 2020, to June 30, 2020, Mr. Hui accrued an estimated 4,200 ($3,150) PSU’s towards a maximum total 5,250 PSU’s in the vesting period April 01, 2020, to September 30, 2020. Actual numbers of PSU’s vesting at the end of the vesting period are dependent on meeting quarterly performance goals.

5	Reflects shorter period of employment from to July 1, 2019, to June 16, 2020.
6	Reflects shorter period of employment from to September 20, 2019, to June 16, 2020.
7	Reflects shorter period of employment from March 25, 2020, to June 30, 2020, in capacity as Executive Chairman and Chief Executive Officer.
8	Reflects shorter period of employment from July 1, 2019, to March 17, 2020.

Three Months Ended June 30, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$62,136	$-	$-	$-	$-	$62,136
Shimi Shah	$19,122	$-	$-	$-	$-	$19,122
Peter Sermol	$19,122	$-	$-	$-	$-	$19,122
Executive Officers:
Art Russell	$74,903	$1,873	$7,490	$1,100	$-	$85,366

Year Ended March 31, 2019	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin	$254,084	$-	$-	$-	$-	$254,084
Shimi Shah	$104,658	$-	$-	$-	$-	$104,658
Peter Sermol	$80,094	$-	$-	$-	$-	$80,094
Gary Hui *	$97,395	$5,156	$-	$-	$-	$102,551
Edward Hyams **	$43,361	$-	$-	$-	$-	$43,361
Executive Officers:
Art Russell	$234,843	$5,871	$23,484	$12,800	$-	$276,998
Carl Weatherley-White ***	$330,778	$31,087	$-	$58,162	$111,650	$531,676

*

Reflects shorter period of employment from April 1, 2018, to October 26, 2018. In addition to director fees, Gary Hui was also paid a salary of $200,769 for the period, of which $145,000 was recharged to AWN; the amount presented in the table above only includes the amount that was not recharged to AWN. The retained cost is paid in compensation for additional work undertaken for the benefit of the Company, including his role on the investment committee.

**	Reflects shorter period of appointment, from April 1, 2018, to November 16, 2018.
***	Reflects shorter period of employment, from April 1, 2018, to February 12, 2019.

Employment Agreements

Executive Agreements

Following a review by the Remuneration Committee of Mr. Chin’s compensation plan as Chief Executive Officer, to align to the new strategy and additional responsibilities, including market benchmarking by Pearl Meyer, the Committee approved an increase to Mr. Chin’s remuneration to £325,000 per annum as Chief Executive, as from July 01, 2020, payable monthly in arrears. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. The Committee also approved an additional annual £38,000 fee payable as a professional development allowance to Mr. Chin as Chief Executive Officer. This payment will be made on 1 January each year.

In the year ended June 30, 2020, Mr. Chin was granted 87,200 Restricted Stock Units (“RSU’s”) and 261,600 Performance Stock Units (“PSU’s”) in the Company, issued pursuant to the Company’s Omnibus Incentive Plan adopted on September 5, 2017, at an issue price of $0.75 per share, based on the Company share price on March 25, 2020. The RSU’s vest annually over 5 years. The PSU’s vest quarterly over 3.25 years and are subject to achieving performance goals. This was approved by the Remuneration and Nomination Committee of the Board on June 16, 2020.

During the year ended June 30, 2021, of the awards previously granted, a total of 17,440 RSUs ($13,080) vested. A total of 135,012 ($101,259) PSUs also vested in the year, following achievement of quarterly performance goals.

Mr. Chin is also paid an annual Chairman’s fee of £68,000 ($92,119) and has received 7,788 ($50,000) RSUs as Chairman of the Board, payable by the Company to Arowana Partners Group Pty Ltd. The fee was increased as from July 01, 2021, following a review by the Remuneration Committee of Mr. Chin’s compensation, including market benchmarking by Pearl Meyer.

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

C. Board Practices

Board Composition and Classification of Directors

We have six directors on our board of directors. All of the current directors are members pursuant to the board composition provisions of our articles of association.

Staggered Board

In accordance with the terms of our articles of association, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2023 for Class A directors, 2024 for Class B directors and 2022 for Class C directors:

●	our Class A directors are William Langdon, Matthew Cahir, Peter Jeavons and Michael Hui.
●	our Class B directors are Gemma Godfrey
●	our Class C directors are Kevin Chin.

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

Our board of directors has determined that Gemma Godfrey, Peter Jeavons and William Langdon are “independent directors” under the Rule 5605 of the Nasdaq Listing Rules.

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

Committees of the Board

We have an Audit and Risk Committee, a Remuneration Committee, a Nomination Committee and a recently established Sustainability Committee and have a charter for each of these committees.

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Gemma Godfrey and Peter Jeavons. All members have been determined by the Board to be independent under the applicable Nasdaq listing standards. Peter Jeavons, William Langdon and Matt Cahir joined the committee on June 16, 2020. Matt Cahir resigned from the committee on June 30, 2021. Gemma Godfrey joined the committee on July 01, 2021, Ashwin Roy served on the committee from his appointment on September 20, 2019, until his resignation on June 16, 2020. Shimi Shah and Peter Sermol also served on the committee until their resignations on June 16, 2020.

The Audit and Risk Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

•	the Company's accounting and financial reporting processes and internal control over financial reporting;

•	the audit and integrity of the Company’s financial statements;

•	the qualifications, independence, and performance of the Company’s registered public accounting firm;

•	the Company's compliance with accounting, regulatory and related legal requirements;

•	risk assessment and risk management; and

•	such other duties and responsibilities as are enumerated in or consistent with the terms of reference.

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

The board of directors determined that from December 28, 2017, to September 20, 2019, none of the members of the Audit and Risk Committee satisfied Nasdaq’s definition of financial sophistication or qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, on July 18, 2018, the board of directors appointed Kevin Chin as a non-voting observer member of the Audit and Risk Committee. The board of directors determined that Kevin Chin satisfied Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC. On September 20, 2019, Ashwin Roy was appointed to the board of directors and was also appointed to the Audit and Risk Committee. The board of directors had determined that Ashwin Roy satisfied Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC. Accordingly, Kevin Chin resigned as a non-voting observer from the Audit and Risk Committee on September 20, 2019. Ashwin Roy resigned from the board of directors and Audit and Risk Committee on June 16, 2020. On the same date, William Langdon was appointed to the board of directors and the Audit and Risk Committee. The board of directors has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nomination Committee

The Nomination Committee of the board of directors is comprised of Matthew Cahir (who is Chair of the Nomination Committee), William Langdon, and Peter Jeavons, all of whom joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Ashwin Roy served on the committee from his appointment on September 20, 2019, until his resignation on June 16, 2020. Shimi Shah and Peter Sermol served on the committee until their resignation on June 16, 2020. Edward Hyams also served on the committee until his resignation on November 16, 2018. Shimi Shah joined the Nomination Committee on December 28, 2017.

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

Remuneration Committee

The Remuneration Committee is comprised of Peter Jeavons (Chair of the Remuneration and Nomination Committee), William Langdon and Gemma Godfrey, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020, and Matthew Cahir served on the committee from his appointment on June 16, 2020, until his resignation on June 30, 2021. Gemma Godfrey joined the committee on July 01, 2021. Shimi Shah, Ashwin Roy and Peter Sermol served on the committee until their resignations on June 16, 2020.

The Remuneration Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Remuneration Committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;
•	reviewing the appropriateness and relevance of the remuneration policy;
•	determining total individual compensation packages;
•	reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;
•	approving design of, and targets for, performance-related pay schemes;
•	determining pension arrangements;
•	appointing compensation consultants;
•	approving contractual appointment terms for directors and senior executives; and
•	related duties.

Sustainability Committee

The Sustainability Committee is comprised of Peter Jeavons (chair of the Sustainability Committee), Kevin Chin and Gemma Godfrey.

The Sustainability Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Sustainability Committee’s duties, which are specified in our Sustainability Committee Charter include, but are not limited to:

●	oversee and monitor VivoPower’s Safety and Health policies, procedures and programs and track any safety and health scorecards against benchmarks;
●	review VivoPower’s B Corp certification and governance policies and initiatives with a view to continuously improving VivoPower’s B score;
●	maintain, update and review the effectiveness of VivoPower’s environmental policies and initiatives designed to ensure environmental sustainability and the minimization of the Company’s environmental footprint;
●	determining total individual compensation packages;
●	review the effectiveness of VivoPower’s policies and initiatives with regards to community and staff engagement as well as broader corporate social responsibility; and
●	oversee and monitor the reputational impacts of VivoPower’s business strategies and practices, including policies and to ensure appropriate safeguards are in place for dealing fairly and ethically with customers, suppliers, competitors and other stakeholders.

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

D. Employees

As of June 30, 2021, we had 255 (June 30, 2020: 204; June 30, 2019: 181; March 31, 2019: 179) employees and subcontractors, as follows:

As at June 30, 2021	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	10	1	-	2	13
Central Services and Management	22	1	4	8	35
Engineering and Critical Power Services	201	-	-	6	207
Total employees	233	2	4	16	255

As at June 30, 2020	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	10	-	-	-	10
Central Services and Management	23	1	3	-	27
Engineering and Critical Power Services	167	-	-	-	167
Total employees	200	1	3	-	204

As at June 30, 2019	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	3	-	31
Engineering and Critical Power Services	141	-	-	-	141
Total employees	176	2	3	-	181

As at March 31, 2019	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	7	2	-	-	9
Central Services and Management	28	-	4	-	32
Engineering and Critical Power Services	138	-	-	-	138
Total employees	173	2	4	-	179

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of August 18, 2021, by:

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 20,641,995 ordinary shares issued and outstanding on August 18, 2021. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned			Percentage of Outstanding Shares
Kevin Chin(2)	1,915,910	(3)	(4)	9.3%
Matthew Cahir	295,000			1.4%
Peter Jeavons	32,599			0.2%
William Langdon	37,341			0.2%
Michael Hui	25,928			0.1%
Gemma Godfrey	4,773			0.0%
All directors and executive officers as a group (6 persons)	2,311,551			11.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)	The business address is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(3)

Represents shares held by Borneo Capital Pty Limited, Arowana Partners Group Ltd, The Panaga Group Trust and KTFC Superannuation Fund, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.

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

During the years ended June 30, 2020 and June 30, 2021, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs	$ Weighted average grant date fair value
Outstanding at June 30, 2019	-	$-
Granted	1,229,424	975,086
Vested	(417,315)	(312,986)
Forfeit	-	-
Outstanding at June 30, 2020	812,109	$662,100
Granted	184,321	1,621,167
Vested	(534,863)	(1,095,307)
Forfeit	(1,996)	(1,497)
Outstanding at June 30, 2021	459,571	$1,186,463

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of August 18, 2021 by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is determined based on 20,641,995 ordinary shares issued and outstanding on August 18, 2021. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
The Panaga Group Trust(1)	1,039,201	5.0%
AWN Holdings Limited (2)	10,136,125	49.1%

(1)

According to a Schedule 13D filed on January 9, 2017, on behalf of Kevin Chin, The Panaga Group Trust (the “Trust”), Panaga Group Pty Ltd. (the “Trustee”), Mr. Chin, the Trust and the Trustee share sole voting and dispositive control over the shares reported. The business address of these entities is Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.

(2)

According to a Schedule 13D filed January 31, 2017, on behalf of AWN Holdings Limited (formerly Arowana International Limited) (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount includes 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o AWN Holdings Limited., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

On July 21, 2021, AWN Holdings Limited was issued a further 1,959,339 restricted ordinary shares in VivoPower International PLC, pursuant to the contracted terms of conversion of Aevitas convertible preferred shares and convertible notes. The beneficial ownership in VivoPower International PLC held by AWN Holdings Limited of 49.1% includes these shares.

B. Related Party Transactions

Transactions and Balances with Related Persons

Following dilution due to issuance of ordinary share capital to third parties in the year, AWN is no longer the ultimate controlling party of VivoPower, but retains a significant influence.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

In the prior fiscal year, on June 30, 2020, the Company refinanced its $23.4 million shareholder loan due to AWN Holdings Limited (“AWN”), its largest shareholder. The shareholder loan bore interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. No interest or line fee settlements were required until after a corporate liquidity event had occurred. Principal was repayable in 9 equal monthly installments from July 2021 until March 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

In December 2020, following the successful capital raise in October 2020, the Company and AWN agreed some further amendments to the terms of the loan, reducing the interest rate from 10.0% to 8.0% per annum, and reduction in line fee from 2.0% to 0.8% per annum, payable monthly in advance. Principal is repayable in 60 equal monthly installments of $0.35 million from July 2021 to June 2026, as well as an immediate stand-alone repayment of $2.2 million principal, paid in April 2021.

On June 30, 2021, the Company agreed a further refinancing of its shareholder loan with AWN, to align the repayment schedule with the timing of the investment and revenue growth plan in Electric Vehicles. Under the amended terms, the repayment of principal has been deferred to January 1, 2023, with monthly installments of $0.35 million over the following sixty months, resulting in loan maturity extending from June 30, 2026, to December 31, 2027. In addition, the Company will cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022, and December 31, 2022. The interest rate and line fee remain unchanged at 8% and 0.8% respectively and other terms remain unchanged.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. During the year ended June 30, 2021, Mr. Hui invoiced the Company $48,000 for director fees. At June 30, 2021, the Company had an account payable of $nil in respect of these services and an amount accrued of $1,000. Furthermore annual 3,500 RSUs ($2,625) 27,095 quarterly PSUs ($20,321) and 7,788 ($50,000) one-off RSUs vested to Michael Hui in the current year.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2021, $1,028,096 was recharged to the Company. At June 30, 2021, the Company has a payable to AWN in respect of recharges of $4,345 (June 30, 2020: $202,024; June 30, 2019: $1,268,670; March 31, 2019: $1,268,670).

Aevitas was indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes and convertible preference shares, which converted into rights to VivoPower shares on June 30, 2021, subsequently issued on July 21, 2021. These convertible instruments were accounted for as equity instruments within other reserves, as more fully described in Note 26 to the consolidated financial statements.

Subsidiaries of AWN earned $737,220 of interest on convertible loan notes and $315,951 of dividends on convertible preferred shares during the year ended June 30, 2021. This interest and the dividends, plus amounts outstanding from prior periods, a total of $2,397,488, were paid to AWN subsidiaries during the year ended June 30, 2021. Upon redemption at June 30, 2021, the face value plus interest and dividends outstanding to June 30, 2021, were reinvested into rights to shares in VivoPower International PLC, at a subscription price of $10.20 per share, as follows:

●

Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with a Redemption Sum of $4,617,719, and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352;

●

Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with a Redemption Sum of $4,617,727, and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352;

●

Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with a Redemption Sum of $4,617,727; and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352; and

●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with a Redemption Sum of $2,555,038

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who exchanged 4,697 convertible loan notes and 4,697 convertible preference shares for 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned $294 interest on the convertible loan notes and $126 on the convertible preference shares prior to exchange, which was paid during the year ended June 30, 2021.

Chief Executive fees for Kevin Chin in the amounts of $443,816 and training annual allowance of $51,976 were charged to the Company by AWN during the year ended June 30, 2021. Furthermore annual 17,740 RSUs ($13,080) and 135,012 quarterly PSUs ($101,259) vested to APG for Mr. Chin as Chief Executive in the current year.

Chairman’s fees for Kevin Chin in the amounts of $92,119 were charged to the Company by Arowana Partners Group Pty Ltd (“APG”), and 7,788 ($50,000) one-off RSUs vested to APG as Chairman in the current year. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2021.

On July 01, 2020, Arowana International UK Limited (“AWE”), previously a subsidiary of AWN, ceased to be a subsidiary of AWN, and ownership of this entity is not under common control. Accordingly, AWE is no longer a related party to the Company in the year ended June 30, 2021.

VivoPower Policy on Conflicts of Interest

VivoPower’s Code of Business Conduct and Ethics requires that situations that could be reasonably expected to give rise to a conflict of interest be fully disclosed to the Company’s Compliance Officer, and provides that conflicts of interest may only be waived by the board of directors or an appropriate committee of the board of directors. Under the Code of Business Conduct and Ethics, a conflict of interest is deemed to occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole, and in general the Code of Business Conduct and Ethics provides that, subject to certain exceptions in the Code, the following should be considered conflicts of interest: (i) no employee may be employed or engaged by a business that competes with the Company or deprives it of any business; (ii) no employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company; (iii) no employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, financing partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions; (iv) no employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company except that with the prior approval of the board of directors of the Company, an employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer; no employee may hold any ownership interest in a privately held company that is in competition with the Company except with the prior approval of the board; and no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company.

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

Legal Proceedings

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg claimed damages of £0.62 million related to the notice period in his service agreement, £0.54 million related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount.

After aborted attempts at settlement, the matter was heard in the U.K. High Court in the first two weeks of March 2020, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest of $1.76 million awarded to him were higher than budgeted.. The $2.66 million payments resulted in an additional restructuring and non-recurring expense of $1.5 million during the year ended June 30, 2021, over and above utilization of the $1.1 million brought forward provision as at June 30, 2020.

A further provision of $0.48 million for disputed legal success fees related to the Mr. Comberg litigation has also been recorded at June 30, 2021.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2021.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

The principal host market for the ordinary shares of VivoPower is The Nasdaq Capital Market and the shares are traded under the symbol “VVPR."

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

No new material contracts were entered into during the year ended June 30, 2021, and except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2021/2022 U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2021/2022 U.K. tax year is £12,570.

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

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

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership, and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof; and the income tax treaty between the U.S. and the U.K., in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership, and disposition of our ordinary shares or that such a position would not be sustained.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a Controlled Foreign Company (“CFC”) for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

We believe that we were not a PFIC during our 2020 taxable year and do not expect to be a PFIC during our 2021 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

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

Telephone: +44-7941-166-696

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

Foreign Exchange Risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily between USD, AUD, EUR and GBP.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2021:

●	Cash and cash equivalents $2.3 million denominated in AUD and $0.9 million denominated in EUR and $0.1 million denominated in GBP.
●	Restricted cash $1.1 million denominated in AUD.
●	Trade and other receivables $8.4 million denominated in AUD, $1.0 million denominated in EUR and $0.2 million denominated in GBP.
●	Trade and other payables $10.6 million denominated in AUD, $1.5 million denominated in EUR and $0.9 million in GBP.
●	Borrowings $3.8 million denominated in AUD and $0.3 million denominated in EUR
●	Provisions $2.2 million denominated in AUD, $0.3 million denominated in EUR and $0.5 million in GBP.

The non-current shareholder loan of $21.2 million is denominated in USD, upon which there is no foreign currency risk.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information—D. Risk Factors—Risks related to our business and operations — We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries”.

Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Australian dollar, British pound sterling and Euro. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial condition resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

Interest Rate Risk

As a result of the related party loan agreement, the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

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

Our Chief Executive Officer and Group Finance Director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2020, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Group Finance Director, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management’s annual report on internal control over financial reporting.

The Company’s management, including the Company’s Chief Executive Officer and Group Finance Director, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Group Finance Director, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of June 30, 2020, our internal control over financial reporting was effective.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Gemma Godfrey and Peter Jeavons. All members have been determined by the Board to be independent under the applicable Nasdaq listing standards. Peter Jeavons, William Langdon and Matt Cahir joined the committee on June 16, 2020. Matt Cahir resigned from the committee on June 30, 2021. Gemma Godfrey joined the committee on July 01, 2021, Ashwin Roy served on the committee from his appointment on September 20, 2019, until his resignation on June 16, 2020. Shimi Shah and Peter Sermol also served on the committee until their resignations on June 16, 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the years ended June 30, 2020, 2021, three months ended June 30, 2019 and the year ended March 31, 2019.

	Year Ended June 30	Year Ended June 30	Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Audit fees	170	$161	$97	$253
Audit-related fees	-	-	-	26
Tax fees	-	11	-	28
Total	170	$172	$97	$307

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended June 30, 2021. The audit fees of $170,000 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2021 financial statements.

The audit fees of $161,000, $97,000 and $253,260 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2020, June 30, 2019, and March 31, 2019 financial statements, respectively.

Audit-Related Fees

The audit related fees for the year ended March 31, 2019 were for audit of local statutory accounts for some Australian subsidiaries.

Tax Fees

For the year ended June 30, 2021, no tax fees were incurred.

For the year ended June 30, 2020, associate firms of PKF Littlejohn LLP charged $ 10,900 (2019: $27,932) for preparation of corporate tax returns for some Australian subsidiaries.

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

8	List of Subsidiaries.
11	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: September 14, 2021

VIVOPOWER INTERNATIONAL PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statement of Comprehensive Income for the Year Ended June 30, 2021, June 30, 2020, Three Months Ended June 30, 2019, and the Year Ended March 31, 2019	F-4

Consolidated Statement of Financial Position as at June 30, 2021, 2020 and 2019, March 31, 2019	F-5

Consolidated Statement of Cash Flow for the Year Ended June 30, 2021, June 30, 2020, Three Months Ended June 30, 2019, and the Year Ended March 31, 2019	F-6

Consolidated Statement of Changes in Equity (Deficit) for the Year Ended June 30, 2021, June 30, 2020, Three Months Ended June 30, 2019, and the Year Ended March 31, 2019	F-8

Notes to Consolidated Financial Statements	F-9

Independent Auditor’s Report to the Members of

VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower International plc and its subsidiaries (the “Company”) as of June 30, 2021, 2020, 2019 and March 31, 2019, and the related consolidated statements of comprehensive income, consolidated statements of cash flow and consolidated statements of changes in equity for each of the year ended June 30, 2021, 2020, three months ended June 30, 2019 and year ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021, 2020 and 2019 and March 31, 2019, and the results of its operations and its cash flows for the year ended June 30, 2021, 2020, three months ended June 30, 2019 and year ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter	How we addressed the matter in our audit
Revenue recognition

Revenue for the year ended 30 June 2021 amounted to $40.4 million and details of the related critical judgements and estimates are disclosed in note 3.1. There is an inherent risk around the accuracy and completeness of revenue.

There is a risk of material misstatement of revenue from contracts with customers arising from the following areas which makes this a key focus for our audit:

●         identification of performance obligations in customer contracts;

●         judging the timing of satisfaction of performance obligations;

●         allocation of transaction price;

●         measuring the stage of completion for long term contracts (outputs versus inputs method) and

●        determining the costs incurred to obtain or fulfil contracts with customers.

In responding to the identified critical audit matter we completed the following audit procedures:

●         Updating our understanding of the internal control environment in operation for the significant revenue streams and obtaining an understanding of whether the key controls within these systems have been operating in the period under audit;

●         Reviewing the work undertaken by component auditors in accordance with the issued component instructions, including regular communication throughout the audit;

●         Controls testing on the key controls applicable to the contract and revenue cycle;

●         Substantively testing a sample of contracts concluded and in progress at the year-end, including contract assets and liabilities and deferred and accrued income, and testing the stage of completion;

●         Reviewing post year-end cash receipts and documents to test the completeness, cut-off and accuracy of revenue around the year-end; and

●         Ensuring the revenue related disclosures in the financial statements are complete and accurate.

Recoverability of intangible assets

As at 30 June 2021 the carrying value of goodwill and intangible assets was $47.4 million. Details of these assets and the related critical judgements and estimates are disclosed in notes 3.2 and 13.

Each year management is required to assess whether goodwill is impaired and consider whether the carrying value exceeds the recoverable amount using discounted cash flows. Intangible assets subject to amortization are assessed for indicators of impairment. Impairment assessments require the use of estimates, judgements and assumptions.

The calculation of the recoverable amount is dependent on various significant judgements and estimates, including forecasts (which includes production and sales volumes) and discount rates. The subjectivity of the judgements and estimates and the significant carrying value of the assets makes this a key area of focus for our audit.

In responding to the identified critical audit matter we completed the following audit procedures:

●         Reviewing and challenging management’s value in use calculations including the rationale behind the key assumptions and cash flow forecasts, and expectations on the amount and timing of future cash flows;

●         Checking the mathematical accuracy of the value in use calculations;

●         Evaluating management’s identification of cash-generating units and allocation of goodwill thereto;

●         Performing sensitivity analysis on reasonably possible changes in key assumptions and the impact on the headroom;

●         Assessing the accuracy of budgets and forecasts used in prior periods to actual results;

●         Performing an independent assessment to identify any indicators of impairment; and

●         Assessing the appropriateness of  disclosures in respect of the judgements and estimates on whether an impairment exists including the sensitivity analysis on the headroom (refer to Note 12).

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP	15 Westferry Circus
Canary Wharf
September 14, 2021	London E14 4HD

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2021

		Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands, except per share amounts)	Note	2021	2020	2,019	2019
Revenue from contracts with customers	4	40,411	47,986	13,617	39,036
Cost of sales		(34,084)	(40,885)	(11,960)	(32,726)
Gross profit		6,327	7,101	1,657	6,310
General and administrative expenses		(11,133)	(5,479)	(1,291)	(7,685)
Gain on solar development – net	5	769	1,589	38	(2,615)
Other income	6	1,511	724	-	-
Depreciation of property, plant and equipment	13	(1,089)	(898)	(214)	(430)
Amortization of intangible assets	14	(1,167)	(868)	(223)	(990)
Operating profit/(loss)	7	(4,782)	2,169	(33)	(5,410)
Restructuring and other non-recurring costs	8	(2,880)	(3,410)	(525)	(2,017)
Finance income	10	2,179	33	-	4
Finance expense	10	(2,590)	(3,182)	(796)	(3,243)
Loss before income tax		(8,073)	(4,390)	(1,354)	(10,666)
Income tax	11	115	(713)	(92)	(557)
Loss for the period		(7,958)	(5,103)	(1,446)	(11,223)

Losses attributable to:
Equity owners of VivoPower International Plc		(7,571)	(5,103)	(1,446)	(11,223)
Non-controlling interests		(387)	-	-	-
		(7,958)	(5,103)	(1,446)	(11,223)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		1,601	(1,028)	(102)	(2,998)
Total comprehensive loss for the period attributable to owners of the company		(6,357)	(6,131)	(1,548)	(14,221)

Earnings per share attributable to owners of the company (dollars)
Basic	26	(0.46)	(0.38)	(0.11)	(0.83)
Diluted	26	(0.46)	(0.38)	(0.11)	(0.83)

All results are generated from continuing operations.

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2021

		Year Ended June 30			Year Ended March 31
(US dollars in thousands)	Note	2021	2020	2019	2019
ASSETS
Non-current assets
Property, plant and equipment	13	2,575	2,486	2,951	1,205
Intangible assets	14	47,449	29,849	31,762	32,366
Deferred tax assets	11	2,495	1,347	2,113	2,054
Investments accounted for using the equity method	16	-	8,225	-	-
Total non-current assets		52,519	41,907	36,826	35,625

Current assets
Cash and cash equivalents	17	8,604	2,824	7,129	4,522
Restricted cash	18	1,140	1,013	632	1,319
Trade and other receivables	19	12,712	12,556	14,992	10,399
Inventory	20	1,537	-
Assets classified as held for sale	21	-	4,080	13,530	13,530
Total current assets		23,993	20,473	36,283	29,770
TOTAL ASSETS		76,512	62,380	73,109	65,395

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	22	8,917	15,395	24,639	17,923
Income tax liability		708	75	449	287
Provisions	23	2,802	2,897	1,718	1,710
Loans and borrowings	24	1,004	1,312	2,327	887
Total current liabilities		13,431	19,679	29,133	20,807

Non-current liabilities
Loans and borrowings	24	22,087	24,642	19,359	18,380
Provisions	23	165	169	2,100	2,222
Deferred tax liabilities	11	411	-	1	1
Total non-current liabilities		22,663	24,811	21,460	20,603
Total liabilities		36,094	44,490	50,593	41,410

Equity
Share capital	25	222	163	163	163
Share premium	25	76,229	40,215	40,215	40,215
Cumulative translation reserve		220	(3,307)	(2,279)	(2,177)
Other reserves	26	15,314	21,408	20,076	19,846
(Accumulated deficit)/retained earnings		(51,567)	(40,773)	(35,659)	(34,062)
Equity and reserves attributable to owners		40,418	17,706	22,516	23,985
Non-controlling interest		-	184	-	-
Total equity		40,418	17,890	22,516	23,985

TOTAL EQUITY AND LIABILITIES		76,512	62,380	73,109	65,395

These financial statements were approved by the Board of Directors on September 14, 2021, and were signed on its behalf by

Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2021

		Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2021	2020	2019	2019
Cash flows from operating activities
Loss for the period		(7,958)	(5,103)	(1,446)	(11,223)
Income tax		(115)	713	-	913
Finance income		(2,397)	(33)	-	(4)
Finance expense		2,889	3,182	796	3,243
Depreciation of property, plant and equipment		1,089	898	214	430
Amortization of intangible assets		1,167	868	223	990
Gain/(loss) on solar development		(769)	(1,589)	(38)	2,615
Disposal of treasury shares	26	-	-	62	86
Increase in equity instruments	26	-	113	368	815
Share based payments		1,078	-	-	-
(Increase)/decrease in trade and other receivables		(813)	2,411	(4,593)	(2,543)
(Decrease)/Increase in trade and other payables		(9,453)	(6,851)	6,716	3,841
(Decrease)/increase in provisions		(95)	1,295	(114)	(728)
Corporation tax payments		-	(477)	-	-
Net cash from/(used in) operating activities		(15,377)	(4,573)	2,188	(1,565)

Cash flows from investing activities
Interest received	10	-	-	-	4
Proceeds on sale of property plant and equipment		36	432	-	464
Purchase of property, plant and equipment	13	(937)	(884)	(400)	(348)
Investment in capital projects	13	-	(277)	-	(245)
Proceeds on sale of capital projects	5	366	1,023	84	11,981
Acquisitions - consideration	12	(7,089)	-	-	-
Acquisitions - cash acquired	12	4,942	-	-	-
Net cash from/(used in) investing activities		(2,682)	294	(316)	11,856

		Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	Note	2021	2020	2019	2019
Cash flows from financing activities
Other borrowings	24	18	-	-	-
Lease repayments	24	(360)	(422)	(63)	(304)
Financing agreements proceeds	24		-	-	4,000
Financing agreements repayments	24		-	-	(6,000)
Proceeds from issuance of ordinary shares	26	34,866	-	-	-
Costs associated with issuance of shares	26	(2,819)	-	-	-
Debtor finance borrowings/(repayments)	24	(518)	(347)	150	751
Loans from related parties	24		1,300	766	-
Repayment of loans from related parties	24	(2,226)	(257)	-	(1,520)
Bank loan borrowings	24	(33)	344	-
Chattel mortgage borrowings	24	32	300	-
Finance expense	10	(5,296)	(515)	(796)	(3,243)
Transfer from/(to) restricted cash	18	(127)	(381)	687	(1,319)
Net cash from/(used in) financing activities		23,537	22	744	(7,635)

Net (decrease)/increase in cash and cash equivalents		5,478	(4,257)	2,616	2,656
Cash and cash equivalents at the beginning of the period	17	2,824	7,129	4,522	1,939
Effect of exchange rate movements on cash held		302	(48)	(9)	(73)
Cash and cash equivalents at the end of the period	17	8,604	2,824	7,129	4,522

Non-cash investing and financing transactions during the year-ended June 30, 2021 comprise:

●	792,126 shares issued to Incentive Award participants at nominal value: $1.1 million;
●	15,793 shares issued as non-cash consideration for the acquisition of the non-controlling interest in Tembo: $0.2 million.
●	Exchange of Aevitas convertible preference shares and convertible loan notes to Aevitas preference shares: $3.0 million.
●	Conversion of Aevitas convertible preference shares and convertible loan notes to ordinary share capital in the Company : $20.5 million.

See notes to financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2021

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	(Accumulated deficit)/retained earnings	Non- controlling interest	Total
At March 31, 2019	163	40,215	(2,177)	19,846	(34,062)	-	23,985

Change in accounting policy (see Note 2.18)	-	-	-	-	20	-	20

Restated at April 1, 2019	163	40,215	(2,177)	19,846	(34,042)	-	24,005
Total comprehensive loss for the year	-	-	(102)	-	(1,446)	-	(1,548)
Equity instruments	-	-	-	(3)	-	-	(3)
Disposal of treasury shares	-	-	-	233	(171)	-	62
	-	-	(102)	230	(1,617)	-	(1,489)

At June 30, 2019	163	40,215	(2,279)	20,076	(35,659)	-	22,516
Total comprehensive loss for the year	-	-	(1,028)	-	(5,103)	-	(6,131)
Equity instruments	-	-	-	971	-	-	971
Other reserves	-	-	-	17	(11)	-	6
Employee share scheme	-	-	-	344	-	-	344
Non-controlling interest	-	-	-	-	-	184	184
	-	-	(1,028)	1,332	(5,114)	184	(4,626)

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890
Loss for the year	-	-	-	-	(7,571)	(387)	(7,958)
Other comprehensive income/(expense)	-	-	1,842	(241)	-	-	1,601
	163	40,215	(1,465)	21,167	(48,344)	(203)	11,533
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	(3,141)	-	-	(3,141)
Capital raises	49	34,317	-	(2,804)	-	-	31,562
Other share issuances	1	736	-	(15)	-	-	722
Employee share awards	9	961	-	107	-	-	1,077
Non-controlling interest	-	-	-	-	(1,538)	203	(1,335)
	59	36,014	-	(5,853)	(1,538)	203	28,885

At June 30, 2021	222	76,229	(1,465)	15,314	(49,882)	-	40,418

For further information on “Other Reserves” please see Note 26.

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2021

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

In July 2019, the Board of Directors of the Company adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019. Comparative information in these consolidated financial statements refer to the three months ended June 30, 2019 and the year ended March 31, 2019. Any amounts shown for the year ended June 30, 2019 are unaudited.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). As at June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited holds a 44% equity interest in the Company as at June 30, 2021, and 49% following the issuance of restricted shares on July 21, 2021 following conversion of Aevitas convertible preferred shares and convertible notes that redeemed on June 30, 2021

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN Holdings Limited, a company registered in Australia.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except when accounting for acquisitions, whereby fair values have been applied.

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

As at June 30, 2021, the Company had unrestricted cash totaling $8.6 million, compared to $2.8 million as at June 30, 2020, $7.1 million as at June 30, 2019 and $4.5 million as at March 31, 2019. The improved cash position in the year follows the successful capital raise and ATM share issuances performed in the year ended 30 June 2021.

Over the next twelve months, the Company expects a rebound in revenues and continued EBITDA generation in critical power systems, growing overheads in electric vehicles as the operation prepares for series production, and revenue and costs in SES related to Tottenham Hotspur projects and scaling up the business more generally. Furthermore, the Company will be investing in capitalized development costs in electric vehicles in preparation for Tembo series production, and capitalized development costs in SES, to fund development of the U.S. solar portfolio towards future sales, and development of microgrid, EV charging and battery energy storage capabilities. The Company will also be investing in property, plant and equipment, particularly in Tembo.

The Company estimates that the net additional funding requirement in the year ended June 30, 2022 is a minimum of $15 million. The Company is planning to finance this funding requirement through asset backed financing for investment in property, plant and equipment and software, debtor and inventory financing solutions and if required hybrid equity or ordinary equity, depending on what is best suited to the Company’s growth needs.

The Directors believe these actions will provide sufficient cash to support business operations and meet obligations as they become due through September 2021.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These include:

●	Regular re-forecasting process and flexing of opex and capex cost growth according to liquidity needs;
●	Phased approach to hiring of personnel to sustain growth of the Tembo business;
●	Obtaining COVID relief where available, e.g. Jobsaver COVID payroll subsidy in Australia;
●	Staging the timing of property plant and equipment and software capex to match asset backed financing inflows;
●	Obtain R&D grants in the U.K and Europe to help fund investment in electric, solar and battery technologies;
●	Careful project planning and commercial structuring of SES projects;
●	Possible sale, spin off, or distribution in specie of Caret, LLC;
●	Staging the timing of equity raises to minimize dilution; and
●	Renegotiation of terms on loans and supply chain.

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

2.3	Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred
●	liabilities incurred to the former owners of the acquired businesses
●	equity interests issued by the Company
●	fair value of any asset or liability resulting from a contingent consideration arrangement, and
●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expenses as incurred.

The excess of the:

●	consideration transferred
●	amount of any non-controlling interest in the acquired entity, and
●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing grate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

2.4	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortization and any accumulated impairment losses. Goodwill is not amortized and is stated at cost less any accumulated impairment losses. Any gain on a bargain purchase is recognized in profit or loss immediately.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Ltd, Aevitas O Holdings Limited (“Aevitas”) and Tembo e-LV B.V. Goodwill is reviewed annually to test for impairment.

Negative goodwill arose on the acquisition of the remaining 50% share in the ISS Joint Venture, constituting a bargain purchase. The gain was immediately recognized in the profit and loss.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

Development expenditure includes the product development project for ruggedized electric vehicles in Tembo, pre-series-production expenditure on developing vehicle specifications and production processes. Capitalized costs include primarily internal payroll costs and external consultants.

Development expenditure on U.S. solar projects includes securing land rights, completing feasibility studies, negotiating power purchase agreements, and other costs incurred to prepare project sales for Notice to Proceed with construction and hence sale to a partner as a shovel ready project.

For both electric vehicles product development project, and U.S. solar development projects, it is the Company’s intention to complete the projects, it expects to obtain adequate technical, financial and other resources to complete the projects, and management consider that it is probable for the future economic benefits attributable to the development expenditure to flow to the entity; and that the cost of the asset can be measured reliably. Accordingly, the development expenditure is recognized under IAS 38 – Intangible Assets as an intangible asset.

All other expenditure, including expenditure on internally generated goodwill and brands, and research costs, are recognized in profit or loss as incurred.

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

●	Development expenditure - 5 to 10 years
●	Customer relationships – 5 -10 years
●	Trade names – 15 to 25 years
●	Favorable supply contracts – 15 years
●	Other – 5 years

2.5	Property, plant and equipment

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

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

●	Computer equipment - 3 years
●	Fixtures and fittings - 3 to 20 years
●	Motor vehicles - 5 years
●	Plant and equipment – 3.5 to 10 years
●	Right-of-use assets – remaining term of lease

2.6	Assets classified as held for sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognized for any subsequent write-down of the asset to fair value less costs to sell.

2.7	Inventory

Inventories are stated at the lower of cost and net realizable value, in accordance with IAS 2 – Inventories. The cost includes all direct and indirect variable production expenses, plus fixed expenses based on the normal capacity of each production facility. The net realizable value of inventories intended to be sold corresponds to their selling price, as estimated based on market conditions and any relevant external information sources, less the estimated costs necessary to complete the sale.

2.8	Leases

The Group leases offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 6 years but may have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain.

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

2.9	Impairment of non-financial assets

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

2.10	Financial instruments

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

2.11	Taxation

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

2.12	Provisions

Provisions are recognized when the Group has a present obligation because of a past event, it is probable that the Group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

2.13	Earnings per share

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

2.14	Foreign currencies

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

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued, or the equity created.

2.15	Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance, generator sales, vehicle spec conversion and conversion kits. Revenue is recognized upon satisfaction of contractual performance obligations.

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

On longer-term power services projects such as large-scale equipment provision and installation, the performance obligation of completing the installation is satisfied over time, and revenue is recognized on a percentage completion basis using an input method. Revenue for stand-alone equipment sales is recognized at the point of passing control of the asset to the customer. Other revenue for small jobs and those completed in a limited timeframe are recognized when the job is complete and accepted by the customer.

Revenue for sale of electric vehicles, kits for electric vehicles and related products is recognized upon delivery to the customer. Where distribution agreements are agreed with external parties to participate in the assembly of vehicles, revenue recognition will be assessed under IFRS 15 - Revenue from Contracts with Customers, to establish the principal and agent in the relationship between the parties and with the end customer.

Warranties are of short duration and only cover defective workmanship and defective materials. No additional services are committed to which generate a performance obligation.

No adjustment is made for the effects of financing, as the Company expects, at contract inception, that the period between when the goods and services are transferred to the customer and when the customer pays, will be one year or less.

If the revenue recognized for goods and services rendered by the Company exceeds amounts that the Company is entitled to bill the customer, a contract asset is recognized. If amounts billed exceed the revenue recognized for goods and services rendered, a contract liability is recognized.

Incremental costs of obtaining a contract are expensed as incurred.

2.16	Other income

Other income in relation to government grants, is recognized in the period that the related costs, for which the grants are intended to compensate, are expensed.

2.17	Employee benefits

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

Share based payments

Shares issued to employees and other participants under the Omnibus Incentive Plan 2017 are recognized over the expected vesting period, using the grant date share price, in accordance with IFRS 2.

2.18	Restructuring and other non-recurring costs

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

Other non-recurring costs include litigation expenses for former employees, including fees for legal services and provisions under IAS 37 for legal fee dispute resolutions that are probable to result in a quantifiable financial outflow by the Company.

Other non-recurring costs also include legal and professional costs for project review and investigation detailed review and sales campaign for solar projects managed by the ISS Joint Venture partner.

Other non-recurring costs also include one-off costs resulting from acquisition of Tembo e-LV and subsidiaries.

2.19	New standards, amendments and interpretations

The following accounting standards and their amendments were adopted during the financial year.

International Accounting Standards	Effective date
IAS 1 and 8 - Definition of Material (amendments).	1 January 2020
Various amendments to references to conceptual framework.	1 January 2020

International Financial Reporting Standards	Effective date
IFRS 3 - Business Combinations (amendment).	1 January 2020

The adoption of these policies has had no material impact on the Group or the Company.

The following accounting standards and their amendments were in issue at the year-end but will not be in effect until after this financial year.

International Accounting Standards (amendments)	Effective date*
IAS 1 (amendments) - Presentation of Financial Statements regarding classification of liabilities	1 January 2023
IAS 1 (amendments) - Presentation of Financial Statements regarding the amendments of disclosure of accounting policies	1 January 2023
IAS 8 (amendments) - Accounting Policies, Changes in Accounting Estimates and Errors to	1 January 2023
IAS 37 (amendments) - Provisions, Contingent Liabilities and Contingent Assets outlines the accounting for provisions, with contingent assets and contingent liabilities	1 January 2022
IAS 16 (amendments) – Property, Plant and Equipment	1 January 2022
IFRS 3 (amendments) – Business Combinations reference to Conceptual Framework	1 January 2022
IFRS 2018-20 Annual Improvements to IFRS Standards 2018 -2020	1 January 2022

*Years beginning on or after

The Directors do not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Group or Company in future periods.

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

As disclosed in Note 2.15 the Group concluded that Solar Development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

3.2	Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

Impairment assessments require the use of estimates and assumptions. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance (which includes production and sales volumes), as further disclosed in Note 14. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs.

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

The provision of $0.48 million for disputed legal success fees related to the Mr. Comberg litigation recorded at June 30, 2021 is estimated by management, making a judgement in conjunction with advice from legal counsel, on the likely outcome of the claim.

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

Deferred tax assets for unused tax losses amounting to $1.9 million at June 30, 2021 ( June 30, 2020: - $0.8 million; June 30, 2019:  $1.005 million; March 31, 2019: $1.005 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

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

3.9	Fair value measurement

The fair values of financial assets and liabilities recorded in the statement of financial position are measured using valuation techniques including discounted cash flow (DCF) models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions about these factors could affect the reported fair value. When the fair values of non-financial assets/CGUs need to be determined, for example in business combinations and for impairment testing purposes, they are measured using valuation techniques including the DCF model. Further information about the significant judgements, estimates and assumptions impacting the fair value measurements in business combinations is contained in Note 12.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the Group’s chief operating decision maker.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K. No segmental information is presented for SES as amounts related to SES in the current period are immaterial.

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

4.1	Revenue

Revenue by geographic location is as follows:

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Australia	39,018	47,983	13,507	37,889
United States	-	-	110	1,147
Netherlands	1,393	-	-	-
United Kingdom	-	3	-	-
Total revenue	40,411	47,986	13,617	39,036

Revenue by product and service is as follows:

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Electrical products and related services	38,832	47,917	13,484	37,799
Development fees	185	69	-	90
Conversion kits	137	-	-	-
Vehicle spec conversion	1,219	-	-	-
Accessories	38	-	-	-
Other revenue	-	-	133	1,147
Total revenue	40,411	47,986	13,617	39,036

The Group did not have any customers representing more than 10% of revenue for the year ended June 30, 2021 (year ended June 30, 2020: one; three months ended June 30, 2019: one; year ended March 31, 2019: one;).

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Year Ended June 30, 2021	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
(US dollars in thousands)
Revenue from contracts with customers	38,832	185	1,394	-	40,411
Costs of sales	(32,792)	-	(1,292)	-	(34,084)
Gross profit	6,040	185	102	-	6,327
General and administrative expenses	(3,004)	(1,309)	(1,923)	(4,897)	(11,133)
Gain on solar development - net	36	733	-	-	769
Other income	1,511	-	-	-	1,511
Depreciation and amortization	(1,902)	(4)	(346)	(4)	(2,256)
Operating profit/(loss)	2,681	(395)	(2,167)	(4,901)	(4,782)
Restructuring and other non-recurring costs	(27)	-	(631)	(2,222)	(2,880)
Finance income	2,163	-	10	6	2,179
Finance expense	(476)	(24)	(11)	(2,079)	(2,590)
Profit/(loss) before income tax	4,341	(419)	(2,799)	(9,196)	(8,073)
Income tax	(714)	96	733	-	115
Profit/(loss) for the period	3,627	(323)	(2,066)	(9,196)	(7,958)

Year Ended June 30, 2020	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
(US dollars in thousands)
Revenue from contracts with customers	47,914	69	-	3	47,986
Costs of sales	(40,865)	(20)	-	-	(40,885)
Gross profit	7,049	49	-	3	7,101
General and administrative expenses	(2,745)	(469)	-	(2,265)	(5,479)
Gain on solar development - net	41	1,548	-	-	1,589
Other income	724	-	-	-	724
Depreciation and amortization	(1,718)	(45)	-	(3)	(1,766)
Operating profit/(loss)	3,351	1,083	-	(2,265)	2,169
Restructuring and other non-recurring costs	(124)	(1,296)	-	(1,990)	(3,410)
Finance expense – net	(1,436)	(9)	-	(1,704)	(3,149)
Profit/(loss) before income tax	1,791	(222)	-	(5,959)	(4,390)
Income tax	15	(728)	-	-	(713)
Profit/(loss) for the period	1,806	(950)	-	(5,959)	(5,103)

Three Months Ended June 30, 2019	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
(US dollars in thousands)
Revenue from contracts with customers	13,484	133	-	-	13,617
Costs of sales	(11,864)	(96)	-	-	(11,960)
Gross profit	1,620	37	-	-	1,657
General and administrative expenses	(567)	(206)	-	(518)	(1,291)
Gain/(loss) on solar development - net	5	41	-	(8)	38
Depreciation and amortization	(422)	(14)	-	(1)	(437)
Operating profit/(loss)	636	(142)	-	(527)	(33)
Restructuring and other non-recurring costs	(15)	(39)	-	(471)	(525)
Finance expense – net	(358)	(49)	-	(389)	(796)
Profit/(loss) before income tax	263	(230)	-	(1,387)	(1,354)
Income tax	(92)	-	-	-	(92)
Profit/(loss) for the period	171	(230)	-	(1,387)	(1,446)

Year Ended March 31, 2019	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
(US dollars in thousands)
Revenue from contracts with customers	37,800	1,236	-	-	39,036
Costs of sales	(32,317)	(409)	-	-	(32,726)
Gross profit	5,483	827	-	-	6,310
General and administrative expenses	(2,823)	(2,148)	-	(2,714)	(7,685)
Gain/(loss) on Solar Development	(30)	(2,585)	-	-	(2,615)
Depreciation and amortization	(1,272)	(140)	-	(8)	(1,420)
Operating profit/(loss)	1,358	(4,043)	-	(2,722)	(5,410)
Restructuring and other non-recurring costs	(8)	7	-	(2,016)	(2,017)
Finance expense – net	(1,354)	(221)	-	(1,664)	(3,239)
Profit/(loss) before income tax	(4)	(4,260)	-	(6,402)	(10,666)
Income tax	(572)	15	-	-	(557)
Profit/(loss) for the period	(576)	(4,245)	-	(6,402)	(11,223)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2021 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
Assets	35,604	24,693	9,027	7,188	76,512
Liabilities	(9,442)	(767)	(2,093)	(23,792)	(36,094)
Net assets/(liabilities)	26,162	23,926	6,934	(16,604)	40,418

As at June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
Assets	38,519	22,965	-	896	62,380
Liabilities	(14,481)	(1,697)	-	(28,312)	(44,490)
Net assets/(liabilities)	24,038	21,268	-	(27,416)	17,890

As at June 30, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
Assets	45,881	26,534	-	694	73,109
Liabilities	(21,171)	(5,766)	-	(23,656)	(50,593)
Net assets/(liabilities)	24,710	20,768	-	(22,962)	22,516

As at March 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Corporate Office	Total
Assets	35,472	29,538	-	385	65,395
Liabilities	(13,603)	(6,085)	-	(21,722)	(41,410)
Net assets/(liabilities)	21,869	23,453	-	(21,337)	23,985

5.	Gain/(loss) on Solar Development

	Year Ended June 30		Three Months ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
VivoRex contract obligations	-	2,768	-	(1,902)
Australia solar projects	(165)	496	-	(247)
ISS Joint Venture - 50% share of discontinued projects	(6,950)	(1,675)	-	(868)
NC Projects sale	-	-	-	402
Gain on acquisition of remaining 50% ISV from ISS	7,848	-	-	-
Other gains	36	-	38	-
Total gain/(loss) on Solar Development	769	1,589	38	(2,615)

The Company recorded a net loss for solar projects in Australia, related primarily to the sale of its 50% interest in the Yoogali Solar Farm on June 1, 2021. The loss on sale of $0.2 million comprised disposal of $0.2 million net book value of intangible assets. Additionally, the Company recognized $0.1 million gain on the disposal of Daisy Hill.

The Company recorded a loss of $7.0 million in respect of its share of discontinued Solar Development projects in the joint venture, Caret, LLC (formerly Innovative Solar Ventures I, LLC) (“ISS Joint Venture”), prior to acquisition of the remaining 50% interest by the Company on June 30, 2021.

On June 30, 2021, the Company completed its acquisition of the remaining 50% share in Caret, LLC. As detailed in Note 12.b, the difference between consideration of $5.4 million, being the fair value of pre-acquisition equity interest held by VivoPower, and fair value of acquired net assets of $13.2 million, resulted in a gain of $7.8 million. Results of operations for the portfolio are reported within the Solar Development segment.

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.8 million as a result of the disposal of onerous contract obligations of $2.5 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million. Results of operations for VivoRex, LLC, are reported within the SES (formerly Solar Development) operating segment, as disclosed in Note 4.2, and for the year ended June 30, 2020 accounted for $nil (three months ended June 30, 2019: $0.1 million; year ended March 31, 2019: $1.959 million; 2018: $0.645 million) of the operating loss reported for this segment.

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

The Company also recorded a $1.7 million loss on discontinued Solar Development projects in the ISS Joint Venture.

The loss on Solar Development for the year-ended March 31, 2019, totaling $2.6 million, is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase Solar Renewable Energy Certificates (“SRECs”) from the NC Projects, discontinued Solar Development projects in the ISS Joint Venture ($0.9 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On May 25, 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the prior year.

6.	Other income

The Australian government’s Jobkeeper allowance helped keep Australian citizens in jobs and supported businesses affected by the significant economic impact of the COVID-19 pandemic. The allowance is included in other income and recognized in the period that the related costs, for which it is intended to compensate, are expensed. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance. The Company has reclassified the 2020 comparative in the Consolidated Statement of Comprehensive Income for amounts receivable under the Jobkeeper allowance. This is now included in other income, whereas previously in the year ended 30 June 2020 this was included in revenue. All comparative figures in the associated notes to the financial statements have been amended accordingly. The amount re-classified is $0.7 million.

7.	Operating profit/(loss)

Operating profit/(loss) is stated after charging/(crediting):

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Amortization of intangible assets	1,167	868	223	990
Depreciation of property, plant and equipment	1,089	898	214	430
Operating lease costs – land and buildings	-	-	-	548
Operating lease costs – motor vehicles	-	-	-	65
Operating lease costs – other equipment	-	-	-	33
Gain on foreign exchange	2,179	33	-	-
Auditors’ remuneration – audit fees	163	161	97	253
Auditors’ remuneration – audit related services	-	-	-	26
Auditors’ remuneration – tax services	12	11	-	28
Directors’ emoluments	676	398	104	611
Loss/(gain) on disposal of solar development	(769)	(1,589)	(38)	2,615

8.	Restructuring and other non-recurring costs

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Corporate restructuring – workforce reduction	-	163	-	102
Corporate restructuring – litigation	2,042	1,104	-	-
Corporate restructuring – professional fees	179	1,031	518	1,776
Project review and investigation costs	-	1,112	7	139
Relocation costs	27	-	-	-
Acquisition of subsidiaries - related costs	632	-	-	-
Total	2,880	3,410	525	2,017

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of the business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year. Project review and investigation costs are the costs incurred related to solar business development activities in Asia for which the decision was made not to proceed for economic reasons, and costs of detailed review and investigation for the ISS Joint Venture portfolio in the U.S.

In the year ended June 30, 2021, the Company also incurred non-recurring costs for legal, accounting, tax advisory and due diligence costs of $0.6 million related to the acquisition of Tembo e-LV in November 2020.

9.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
	2021	2020	2019	2019
Sales and Business Development	13	11	9	9
Central Services and Management	35	27	31	32
Production	164	171	139	138
Total	212	209	179	179

Their aggregate remuneration costs comprised:

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Salaries, wages and incentives	14,550	13,565	3,310	14,327
Social security costs	795	803	213	1,044
Pension contributions	850	792	185	788
Short-term compensated absences	1,200	1,296	406	1,254
Total	17,395	16,456	4,114	17,413

Directors’ emoluments for the year ended June 30, 2021 were $675,806 (year ended June 30, 2020: $536,979; three months ended June 30, 2019: $103,925; (year ended March 31, 2019: $611,450) of which the highest paid director received $92,119 (year ended June 30, 2020: $205,673; three months ended June 30, 2019: $62,136; year ended March 31, 2019: $254,084). Director emoluments include employer social security costs.

Key Management Personnel:

	Year ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Salaries, wages and incentives	1,949	1,009	388	2,354
Social security costs	101	79	28	176
Pension contributions	64	36	13	45
Equity incentives	244	111	27	130
Short-term compensated absences	2	-	-	-
Total	2,361	1,235	456	2,705

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2021 was 10 (year ended June 30, 2020: 7; three months ended June 30, 2019: 10; year ended March 31, 2019: 10;).

10.	Finance income and expense

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Finance income
Foreign exchange gains	2,179	33	-	-
Interest received	-	-	-	4
Total finance income	2,179	33	-	4

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Finance expense
Related party loan interest payable	1,986	1,653	387	1,588
Convertible loan notes and preference shares interest payable	1,228	1,185	307	1,284
Waived dividends and interest on convertible preference shares and loan notes	(995)	-	-	-
Financing agreement finance cost payable	-	-	-	206
Debtor invoice finance cost payable	97	174	51	164
Lease liabilities interest payable	92	95	22	1
Bank interest payable	-	-	6	-
Provisions – unwinding of discount	-	-	42	-
Foreign exchange losses	92	-	(19)	-
Other finance costs	90	75	-	-
Total finance expense	2,590	3,182	796	3,243

 Interest paid in the year of $5.3 million includes $2.2 million of accrued interest on Aevitas convertible preference shares and convertible loan notes from prior periods.

11.	Taxation

(a)	Tax (charge)/credit

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Current tax
U.K. corporation tax	-	-	-	29
Foreign tax	(848)	53	(162)	(217)
Total current tax	(848)	53	(162)	(188)

Deferred tax
Current year
U.K. tax	(51)	(202)	-	267
Foreign tax	1,014	(564)	70	(636)
Total deferred tax	963	(766)	70	(369)

Total income tax	115	(713)	(92)	(557)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Loss before income tax	(8,073)	(4,390)	(1,354)	(10,666)
Group weighted average corporation tax rate	22.2%	24.6%	22.0%	21.8%
Tax at standard rate	1,789	1,080	297	2,325
Effects of:
Expenses that are not deductible for tax purposes	(833)	(106)	(49)	41
Adjustment to prior year tax provisions. assets	137	-	-	(64)
Deferred tax assets not recognized on tax losses	(978)	(1,687)	(340)	(2,859)
Total income tax for the period
Recognized in the Consolidated Statement of Comprehensive Income	115	(713)	(92)	(557)

(b)	Deferred tax

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Deferred tax assets	2,495	1,347	2,113	2,054
Deferred tax liabilities	(411)	-	(1)	(1)
Net deferred tax asset	2,084	1,347	2,112	2,053

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
March 31, 2019	1,005	1,049	2,054
Credit to comprehensive income	-	59	59
June 30, 2019	1,005	1,108	2,113
Charged to comprehensive income	(191)	(575)	(766)
June 30, 2020	814	533	1,347
Credit to comprehensive income	776	109	885
Acquisitions	263	-	263
June 30, 2021	1,853	642	2,495

The deferred tax assets are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2019	(1)	-	(1)
Credit to comprehensive income	1	-	1
June 30, 2020	-	-	-
Credit to comprehensive income	-	78	78
Acquisitions of subsidiary (Note 12)	-	(489)	(489)
June 30, 2021	-	(411)	(411)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

12.	Business Combination

(a)	Tembo e-LV

On November 5, 2020, VivoPower International PLC acquired 51% of the ordinary issued share capital of Tembo e-LV B.V. a specialist battery-electric and off-road vehicle company located in The Netherlands. The non-controlling interest representing 49% of the ordinary issued share capital was acquired on February 2, 2021.

Purchase consideration
(Amounts in thousands)	EUR	USD
Cash consideration for 51% acquisition	4,000	4,916

The fair value of the identifiable assets and liabilities recognized, as a result of the acquisition, are as follows:

(Amounts in thousands)	EUR	USD
Cash and cash equivalents	4,021	4,942
Trade and other receivables	100	123
Inventory	594	730
Property, plant and equipment (Note 13)	167	206
Deferred tax asset (Note 11)	214	263
Trade and other payables	(541)	(665)
Related party payable	(1,024)	(1,259)
Other non-current liabilities	(181)	(222)
Deferred income	(578)	(711)
Deferred tax liability (Note 11)	(398)	(489)
Remediation provision	(282)	(336)
Fair value of identifiable net assets acquired	2,092	2,582
Non -controlling interests (49%)	(1,025)	(1,260)
Net assets acquired	1,067	1,322
Cash consideration for 51% acquisition	4,000	4,916
Surplus on acquisition:	2,933	3,594

Allocated of surplus:
Goodwill (Note 14a)	1,340	1,698
Other intangible assets (Note 14b)	1,593	1,896
	2,933	3,594

Acquisition of Non-controlling interest:	EUR	USD
Cash paid	1,800	2,173
Ordinary shares issued	197	237
Total consideration for non-controlling interest	1,997	2,410

Non-controlling interest acquired:
At acquisition	(1,025)	(1,259)
Loss attributable to non-controlling interest	319	387
At date of acquisition of non-controlling interest	(706)	(873)

Surplus on acquisition of non-controlling interests	1,291	1,538

Purchase consideration - cash outflow
(Amounts in thousands)	EUR	USD
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration - 51%	4,000	4,916
Cash consideration - 49%	1,800	2,173
Less: Balances acquired
Cash	4,021	4,942
Net outflow of cash - investing activities	1,779	2,147

Acquisition-related costs of $0.6 million that were not directly attributable to the issue of shares are included within restructuring and other non-recurring costs in the income statement, and in operating activities in the cash flow statement.

Goodwill represents the value of gaining immediate access to an established business in the Electric Vehicles market, including the skilled workforce, which are not separately recognized and do not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized is expected to be deductible for income tax purposes. Separately recognized intangible assets acquired comprise $1.5 million of customers contracts and $0.4 million of trade names, based on a purchase price allocation performed by management.

Intangible assets acquired comprise $1.5 million customer contracts and $0.4 million of trade names, based on a purchase price allocation performed by management. Customer contracts are valued in years 1-5 include revenue from acquired customer relationships representing 25% of total revenue, average attrition rate 25% per annum, average EBIT 3.7%, weighted average cost of capital 13.0%. Trade names are valued using a relief from royalty method of the income valuation approach over a 6-year life based on a 5% industry average royalty rate.

The Company recognizes non-controlling interests in an acquired entity at the non-controlling interests' proportionate share of the acquired entity's identifiable net assets.

The non-controlling interest representing 49% of the ordinary issued share capital, comprising $1.3 million at acquisition, less $0.4 million loss recorded in the profit and loss account between November 5, 2020 and February 2, 2021, total $0.9 million, was acquired by the Company on February 2, 2021, for $2.2 million cash and 15,793 shares in the Company ($0.2 million). The $1.5 million difference between consideration and acquired non-controlling interest was debited directly to equity.

The remediation provision recognized was a present obligation of Tembo e-LV immediately prior to the business combination. The execution of the remediation was not conditional upon it being acquired by the Company.

From the date of acquisition, Tembo contributed $1.4 million of revenue and $2.8 million of loss before tax from continuing operations. If the acquisition had taken place at the beginning of the year, Group revenue from continuing operations would have been $41.1 million and loss before tax from continuing operations would have been $8.3 million.

(b)	ISS Joint Venture

On June 30, 2021, the Company purchased the remaining 50% share in the ISS Joint Venture for a consideration of $1, as part of the litigation settlement with the other 50% joint venture owners, plus the $5.4 million fair value of pre-acquisition equity interest held by the Company.

Fair value of net assets acquired included capitalized project expenses and were recorded at fair value.

The acquisition resulted in a bargain purchase of $7.8 million as a result of the litigation settlement and is recognized in the Statement of Comprehensive Income within gain/loss on Solar Development as set out Note 5.

(US dollars in thousands)
Purchase consideration
Cash		-
Fair value of pre-acquisition equity interest		5,393
Total consideration		5,393

Less: Fair value of acquired net assets:
Cash	2
Deposits	990
Capitalized project development expenses (Note 14b)	12,249
		13,241
Gain on bargain purchase - included in gain/(loss) on SES development (Note 5)		7,848

No revenue or profit or loss has been recognized since the acquisition date.

The net cash flow resulting from the acquisition was $ nil.

13.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant and Equipment	Fixtures and Fittings	Right-of- Use Assets	Total
Cost
At March 31, 2019	543	1,629	1,029	176	-	3,377
Change in accounting policy (Note 2.18)	-	(371)	-	-	2,152	1,781
Restated at April 1, 2019	543	1,258	1,029	176	2,152	5,158
Foreign exchange	(5)	(13)	(11)	(2)	(20)	(51)
Additions	7	45	222	16	110	400
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	545	1,282	1,240	190	2,242	5,499
Foreign exchange	(11)	(26)	(26)	(4)	(46)	(113)
Additions	36	359	189	9	570	1,163
Disposals	(94)	(252)	(171)	-	(483)	(1,000)
At June 30, 2020	476	1,363	1,232	195	2,283	5,549
Foreign exchange	41	145	26	18	196	426
Additions	125	230	395	6	182	938
Acquisitions from business combinations	-	4	114	-	88	206
Disposals	(80)	(174)	(156)	(97)	(58)	(565)
At June 30, 2021	562	1,568	1,611	122	2,691	6,554

Depreciation	Computer Equipment	Motor Vehicles	Plant and Equipment	Fixtures and Fittings	Right-of- use Assets	Total
At March 31, 2019	380	1,079	645	68	-	2,172
Change in accounting policy (Note 2.18)	-	(123)	-	-	318	195
Restated at April 1, 2019	380	956	645	68	318	2,367
Foreign exchange	(3)	(12)	(7)	-	(3)	(25)
Charge for the period	27	1	17	6	163	214
Disposals	-	(8)	-	-	-	(8)
At June 30, 2019	404	937	655	74	478	2,548
Foreign exchange	(7)	(15)	(11)	(1)	(3)	(37)
Charge for the period	55	171	107	13	552	898
Disposals	(79)	(257)	(4)	-	(16)	(346)
At June 30, 2020	373	836	747	86	1,021	3,063
Foreign exchange	31	85	70	8	77	271
Charge for the period	66	206	167	8	642	1,089
Disposals	(71)	(157)	(112)	(46)	(58)	(444)
At June 30, 2021	399	970	872	56	1,682	3,979

Net book value	Computer Equipment	Motor Vehicles	Plant and Equipment	Fixtures and Fittings	Right-of- use Assets	Total
At March 31, 2019	163	550	383	108	-	1,205
At June 30, 2019	141	344	585	116	1,764	2,951
At June 30, 2020	103	527	485	109	1,262	2,486
At June 30, 2021	163	598	739	66	1,009	2,575

14.	Intangible assets

	As at June 30			Year ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Goodwill	25,794	21,919	22,387	22,622
Other intangible assets	21,655	7,930	9,375	9,744
Total	47,449	29,849	31,762	32,366

a)    Goodwill

Goodwill	As at June 30			Year ended March 31
(US dollars in thousands)	2021	2020	2019	2019
As at July 1 / April 1	21,919	22,387	22,622	24,482
Goodwill on acquisition of Tembo	1,698	-	-	-
Foreign exchange	2,177	(468)	(235)	(1,860)
Carrying value	25,794	21,919	22,387	22,622

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	As at June 30			Year ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Aevitas O Holdings Limited (allocated to the Critical
Power Services segment)	13,658	12,483	12,751	12,884
VivoPower Pty Ltd (allocated to the Solar Development segment)	10,319	9,436	9,636	9,738
Tembo (allocated to the Electric Vehicle segment)	1,817	-	-	-
Total	25,794	21,919	22,387	22,622

The Group conducts impairment tests on the carrying value of goodwill and intangibles annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

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

The CGU represented by Aevitas O Holdings Limited was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10% ( June 30, 2020: 10.6%; June 30, 2019: 8.8%; March 31, 2019: 8.8%) and annual growth rate of 3% per annum. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

Following the strategic pivot of the solar development business into sustainable energy solutions, management have re-assessed the applicability of the CGU which the VivoPower Pty Ltd goodwill and intangibles should be included within, for impairment assessment purposes. Whilst the strategic pivot requires development of new capabilities in the Company related to battery technology and grid connectivity, a significant portion of the existing technology, project execution methodology and management team of VivoPower Pty Ltd continue to provide solar development activity in the sustainable energy solutions segment. Furthermore, revenue streams of sustainable energy solutions include a significant solar component. Therefore, management have concluded that the VivoPower Pty Ltd goodwill and intangible assets can be included within the SES segment. Management have only included the solar element of future revenue streams when assessing impairment of VivoPower Pty Ltd goodwill and intangible assets.

The solar element of the CGU represented by VivoPower Pty Ltd was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary.

Key assumptions used in the assessment of impairment were weighted average cost of capital of 10.7% ( June 30, 2020: 10.9%; June 30, 2019: 11.0%; March 31, 2019: 11.0%), an average annual growth rate in years 1-5 of 120% during the hyperscaling phase of the business, an average of 53% of revenue derived from supporting infrastructure for electric vehicle sales will relate to solar infrastructure in years 1-5, with an average of 20% of electric light vehicles sold by the Company in years 1-5 will be sold with an additional sustainable energy solution; an average of 69% of standalone renewable power generation, storage and distribution projects revenue will relate to solar development in years 1-5.

If the conversion rate of sustainable energy solutions from supporting infrastructure for electric vehicles is only 5% instead of management’s estimate of 20%, the Company would have had to recognize an impairment of $0.3 million. If the implementation rate is nil instead of management’s estimate of 20%, the Company would have had to recognize an impairment of $4.8 million. If the forecast revenue for standalone renewable power generation, storage and distribution projects reduces by 90% compared to management’s estimate, the Company would have had to recognize an impairment of $3.4 million.

The CGU represented by Tembo e-LV B.V. and subsidiaries was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 10% and average annual growth rate of 748% per annum in years 1-5. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At March 31, 2019	5,097	2,476	4,229	-	-	158	11,960
Foreign exchange	(55)	(26)	(44)	-	-	(1)	(126)
Additions	-	-	-	-	-	12	12
Disposals	(50)	-	-	-	-	-	(50)
At June 30, 2019	4,992	2,450	4,185	-	-	169	11,796
Foreign exchange	(103)	(51)	(86)	-	-	(4)	(244)
Additions	461	-	-	-	-	-	461
Disposals	(968)	-	-	-	-	(9)	(977)
At June 30, 2020	4,382	2,399	4,099	-	-	156	11,036
Foreign exchange	411	225	385	-	-	13	1,034
Additions	46	-	-	-	513	-	559
Acquisitions from business combinations	1,492	404	-	12,248	-	-	14,144
Disposals	(550)	-	-	-	-	-	(550)
At June 30, 2021	5,781	3,028	4,484	12,248	513	169	26,223

Amortization	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At March 31, 2019	1,064	384	657	-	-	111	2,216
Foreign exchange	(6)	(4)	(7)	-	-	(1)	(18)
Amortization	100	41	70	-	-	12	223
At June 30, 2019	1,158	421	720	-	-	122	2,421
Foreign exchange	(24)	(9)	(15)	-	-	(2)	(50)
Amortization	404	160	273	-	-	31	868
Disposals	(133)	-	-	-	-	-	(133)
At June 30, 2020	1,405	572	978	-	-	151	3,106
Foreign exchange	131	54	92	-	-	18	295
Amortization	622	229	298	-	18	-	1,167
At June 30, 2021	2,158	855	1,368	-	18	169	4,568

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At March 31, 2019	4,033	2,092	3,572	-	-	47	9,744
At June 30, 2019	3,834	2,029	2,465	-	-	47	9,375
At June 30, 2020	2,977	1,827	3,121	-	-	5	7,930
At June 30, 2021	3,623	2,173	3,116	12,248	495	-	21,655

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 9 years, 12 years and 12 years respectively.

Additions in the year comprise $0.5 million of post-acquisition electric vehicle product development costs in Tembo and $0.1 million of project development costs relating to the Yoogali Solar project in VivoPower Pty Ltd.

Intangible assets were acquired as part of business combinations during the year. They are recognized at their fair value at the date of acquisition and, where applicable, are subsequently amortized on a straight-line basis over their estimated useful economics lives:

(i)	Development expenditure
$12.2 million of development expenditure as part of the acquisition of the remaining 50% interest in Caret, LLC (formerly Innovative Solar Ventures I, LLC) as described in Note 12b. No amortization has been charged as the acquisition took place on June 30, 2021.

(ii)	Customer relationships and trade names
$1.5 million and $0.4 million of customer relationships and trade names, respectively, as part of the acquisition of Tembo as described in Note 12b. Tembo has customer relationships with a number of mining and industrial companies. The contracts can be expected to last at least 5 years. The trade name of Tembo 4x4 is capitalized and amortized over 6 years.

Intangible assets disposed of in the year relate to the Yoogali and Daisy Hill Solar projects in Australia as described in Note 5. Both intangible assets were categorized in customer relationships.

15.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2021 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower (USA) Development, LLC	100%
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	100%
VivoPower Pty Ltd	100%
VivoPower WA Pty Ltd	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty. Ltd	100%
Aevitas O Holdings Pty Ltd	100.0%	153 Walker St, North Sydney NSW, Australia 2060
Aevitas Group Limited	100%
Aevitas Holdings Pty Ltd	100%
Electrical Engineering Group Pty Limited	100%
J.A. Martin Electrical Pty Limited	100%
Kenshaw Electrical Pty Limited	100%

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila
VivoPower RE Solutions Inc.	64%
V.V.P. Holdings Inc. *	40%
Tembo e-LV B.V.	100%
Tembo 4x4 e-LV B.V.	100%	Hoek 54A, 5571GK, Bergeijk
FD 4x4 Centre B.V.	100%

Associate and Joint Venture Undertakings	Percentage of shares held	Registered address
VVPR-ITP TopCo Pty Limited	50%	153 Walker St, North Sydney NSW, Australia 2060

* V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

16.	Investments accounted for using the equity method

		As at June 30			As at March 31
(US dollars in thousands)	% Owned	2021	2020	2019	2019
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	50%	-	8,225	-	-
Total		-	8,225	-	-

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Caret, LLC (formerly Innovative Solar Ventures I, LLC) (the “ISS Joint Venture”).

Under the terms of the ISS Joint Venture, the Company committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment was allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 29, 2021, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2021, of $1.1 million, which was recorded in trade and other payables. 20 projects within the portfolio were discontinued in the year ended June 30, 2021, resulting in a write off of capitalized costs of $7.0 million related to those projects, as shown in Note 5.

The joint venture was accounted for as an investment under the equity method at March 31, 2018. During the year ended March 31, 2019, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture, and the Joint Venture assets were reclassified as assets held for sale. In the year ended June 30, 2020, sale of the entire portfolio was not successful, and the Company commenced a process to take control of the portfolio from the Joint Venture partner, which was expected to result in a slower project realization timeframe. Accordingly, the portion of the investment that was expected to be realized in near term sales within 12 months remained in assets held for sale, whereas the remainder of the portfolio was reclassified back to investments accounted for under the equity method.

On June 30, 2021, the Company acquired the remaining 50% of Caret, LLC from Innovative Solar Systems, LLC, for a consideration of $1. Accordingly, the book value of $8.1 million of the investments accounted for using the equity method have been derecognized upon acquisition, and the fair value of 100% of the consolidated capitalized project development costs recorded as an intangible asset upon acquisition, as detailed in Note 12b.

17.	Cash and cash equivalents

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Cash at bank and in hand	8,604	2,824	7,129	4,522

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
A+	5,423	-	252	17
A	-	-	233	14
A-	2	554	-	-
AA-	3,179	2,270	6,644	4,491
Total	8,604	2,824	7,129	4,522

18.	Restricted cash

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Bank guarantee security deposit	1,140	1,013	632	816
Preferred supplier agreement escrow	-	-	-	503
Total	1,140	1,013	632	1,319

At June 30, 2021, there is a total of $1.1 million ( June 30, 2020, $1.0 million; June 30, 2019, $0.6 million; March 31, 2019: $0.8 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

19.	Trade and other receivables

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Current receivables
Trade receivables	4,959	3,112	6,193	5,899
Contract assets	2,723	3,382	3,929	1,800
Prepayments	2,837	432	2,919	628
Other receivables	2,011	5,475	1,951	2,072
Current tax receivable	182	155	-	-
Total	12,712	12,556	14,992	10,399

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Trade and other receivables	4,959	3,119	6,195	5,929
Less: credit note provision	-	(7)	(2)	(30)
Total	4,959	3,112	6,193	5,899

The maximum exposure to credit risk for trade receivables by geographic region was:

	As at June 30 2021			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
USA	-	-	108	78
United Kingdom	-	-	-	-
Australia	4,349	3,112	6,085	5,821
Netherlands	610	-	-	-
Total	4,959	3,112	6,193	5,899

The aging of the trade receivables, net of provisions is:

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
0-90 days	4,918	3,055	6,093	5,765
Greater than 90 days	41	57	100	134
Total	4,959	3,112	6,193	5,899

20.	Inventory

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Raw materials	1,537	-	-	-
Total	1,537	-	-	-

21.	Assets classified as held for sale

		As at June 30			As at March 31
(US dollars in thousands)	% Owned	2021	2020	2019	2019
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	50%	-	4,080	13,530	13,530
Total		-	4,080	13,530	13,530

The Company’s portfolio of U.S. solar projects was held through 50% ownership in the ISS Joint Venture until June 29, 2021. On June 30, 2021, the Company acquired the remaining 50% of the ISS Joint Venture from Innovative Solar Systems, LLC, and accordingly the existing book value of joint venture assets held for sale have been derecognized and included in the acquisition accounting consideration, leaving nil balance in assets held for sale on June 30, 2021.

During the year ended March 31, 2019, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment had been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in Note 4.2.

Reconciliation of the ISS Joint Venture investment is as follows:

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Capital commitment	-	15,044	15,044	15,044
Commission credit	-	(770)	(770)	(770)
Discontinued projects	-	(2,079)	(847)	(847)
Acquisition costs	-	110	103	103
Net assets	-	12,305	13,530	13,530

Allocation of the net book value of the equity accounted investment in the ISS Joint Venture, between current assets held for sale, and non-current investments (as disclosed in Note 16), until acquisition and consolidation on June 30, 2021, was as follows:

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Assets classified as held for sale	-	4,080	13,530	13,530
Investments accounted for using the equity method	-	8,225	-	-
Net assets	-	12,305	13,530	13,530

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

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Current assets	-	2	1,187	1,187
Non-current assets	-	23,277	27,107	27,107
Net assets	-	23,279	28,294	28,294

Reconciliation to carrying amounts of the ISS Joint Venture (including amounts disclosed within Investments, see Note 16):

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Opening net assets	24,390	28,294	28,294	28,294
Commission credit	-	(1,546)	-	1,514
Commission credit on abandonments	-	144	-	-
Sundry income	-	90	-	-
Project swaps	-	-	-	281
Abandoned projects	(13,900)	(2,592)	-	(1,795)
Acquisition of controlling interest	(10,490)	-	-	-
Net assets	-	24,390	28,294	28,294
VivoPower share in %	N/A	50%	50%	50%
VivoPower share in $ (excluding funding obligation)	-	12,195	14,148	14,148
Commission credit	-	-	(721)	(721)
Acquisition costs	-	110	103	103
Net Assets	-	12,305	13,530	13,530

22.	Trade and other payables

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Trade payables	4,325	4,807	5,554	5,675
Accruals	648	370	2,247	1,952
Related party payable	-	504	1,527	1,378
Payroll liabilities	1,413	1,383	1,209	1,165
Sales tax payable	624	496	1,054	764
Contract liabilities	1,129	6,013	10,095	4,978
Other creditors	778	1,822	2,953	2,011
Total	8,917	15,395	24,639	17,923

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

Of the $10.1 million and $5.0 million contract liabilities balance at June 30, 2019 and March 31, 2019, respectively, $2.4 million was not recognized as revenue in the year ended June 30, 2020 due to contract postponement. The revenue was recognized in the first half of the year ended June 30, 2021. The $6.0 million of the contract liabilities balances at June 30, 2020, was fully recognized as revenue in the year ended June 30, 2021.

23.	Provisions

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Current provisions
Employee entitlements	1,802	1,561	1,510	1,459
Litigation	485	1,104	-	-
Warranty	209	232	-	-
Remediation	306	-	-	-
Employee terminations	-	-	112	157
Onerous contracts	-	-	96	94
Total current provisions	2,802	2,897	1,718	1,710

Non-current provisions
Employee entitlements	165	169	148	227
Onerous contracts	-	-	1,952	1,995
Total non-current provision	165	169	2,100	2,222

Total provisions	2,967	3,066	3,818	3,932

Employee entitlements include long term leave and vacation provisions.

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg claimed damages of £0.62 million related to the notice period in his service agreement, £0.54 million related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past service fees alleged to be due. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount.

After aborted attempts at settlement, the matter was heard in the U.K. High Court in the first two weeks of March 2020, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest of $1.76 million awarded to him were higher than budgeted. The $2.66 million payments resulted in an additional restructuring and non-recurring expense of $1.5 million during the year ended June 30, 2021, over and above utilization of the $1.1 million brought forward provision as at June 30, 2020.

A further provision of $0.48 million for disputed legal success fees related to the Mr. Comberg litigation has also been recorded at June 30, 2021.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated.

The remediation provision comprises additional work required on electric vehicles, comprising a combination of remediation, testing or conversion of drivetrains to 72kwH.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Remediation	Onerous Contracts	Litigation	Warranty	Total
At March 31, 2019	1,686	158	-	2,088	-	-	3,932
Foreign exchange	(18)	-	-	-	-	-	(18)
Additional provisions	146	-	-	-	-	-	146
Reverse unused provisions	(41)	-	-	-	-	-	(41)
Unwinding of discount	-	-	-	42	-	-	42
Provisions utilized	(116)	(45)	-	(82)	-	-	(243)
At June 30, 2019	1,657	113	-	2,048	-	-	3,818
Foreign exchange	(41)	-	-	-	-	-	(41)
Additional provisions	1,659	176	-	-	1,104	232	3,171
Reverse unused provisions	(72)	(28)	-	-	-	-	(100)
Disposals	-	-	-	(2,048)	-	-	(2,048)
Provisions utilized	(1,473)	(261)	-	-	-	-	(1,734)
At June 30, 2020	1,730	-	-	-	1,104	232	3,066
Foreign exchange	170	-	-			14	184
Additional provisions	1,306	-	306	-	2,042	122	3,776
Reverse unused provisions	(67)	-	-	-	-	(112)	(179)
Provisions utilized	(1,172)	-	-	-	(2,661)	(47)	(3,880)
At June 30, 2021	1,967	-	306	-	485	209	2,967

24.	Loans and borrowings

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Current liabilities
Debtor invoice financing	-	508	901	751
Lease liabilities	669	641	660	136
Shareholder loans	-	-	766	-
Chattel mortgage	88	51	-	-
Project financing agreement	59	-	-	-
Bank loan	152	66	-	-
Other borrowings	36	46	-	-
Total current liabilities	1,004	1,312	2,327	887

Non-current liabilities
Lease liabilities	326	714	1,117	138
Shareholder loans	21,175	23,401	18,242	18,242
Chattel mortgage	244	249	-	-
Project financing agreement	183	-	-	-
Bank loan	159	278	-	-
Total non-current liabilities	22,087	24,642	19,359	18,380

Total liabilities	23,091	25,954	21,686	19,267

In the prior fiscal year, on June 30, 2020 the Company refinanced its $23.4 million shareholder loan due to AWN Holdings Limited (“AWN”), its largest shareholder. The shareholder loan bore interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. No interest or line fee settlements were required until after a corporate liquidity event had occurred. Principal was repayable in 9 equal monthly installments from July 2021 until March 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

In December 2020, following the successful capital raise in October 2020, the Company and AWN agreed some further amendments to the terms of the loan, reducing the interest rate from 10.0% to 8.0% per annum, and reduction in line fee from 2.0% to 0.8% per annum, payable monthly in advance. Principal is repayable in 60 equal monthly installments of $0.35 million from July 2021 to June 2026, as well as an immediate stand-alone repayment of $2.2 million principal, paid in April 2021.

On June 30, 2021, the Company agreed a further refinancing of its shareholder loan with AWN, to align the repayment schedule with the timing of the investment and revenue growth plan in Electric Vehicles. Under the amended terms, the repayment of principal has been deferred to January 1, 2023, with monthly installments of $0.35 million over the following sixty months, resulting in loan maturity extending from June 30, 2026, to December 31, 2027. In addition, the Company will cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. The interest rate and line fee remain unchanged at 8% and 0.8% respectively and other terms remain unchanged.

In May and June 2020, the Company obtained $0.3m government backed loans in Australia to provide additional liquidity during the COVID-19 pandemic.

In addition to lease liabilities, in the year ended June 30, 2021, J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited have also taken out vehicle financing in the form of chattel mortgages, totaling $0.3 million.

During the year ended June 30, 2021, two project financing agreements and a property lease were acquired as part of the acquisition of Tembo. The project financing arrangements have a balance of $0.2 million as at June 30, 2021 and are repayable quarterly over 6 and 8 months, respectively.

The obligations under lease liabilities are as follows:

	Minimum lease Payments				Present value of minimum lease payments
	As at June 30			As at March 31	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019	2021	2020	2019	2019
Amounts payable under lease liabilities:
Less than one year	683	695	692	147	669	641	660	136
Later than one year but not more than five	379	759	1,299	143	326	714	1,117	138
	1,062	1,454	1,991	290	995	1,355	1,777	274
Future finance charges	(67)	(99)	(214)	(16)	-	-	-	-
Total lease obligations	995	1,355	1,777	274	995	1,355	1,777	274

25.	Called up share capital

	As at June 30			As at March 31
	2021	2020	2019	2019
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$222,074	$162,689	$162,689	$162,689
Number allotted	18,506,064	13,557,376	13,557,376	13,557,376
Ordinary shares of $0.012 each	$222,074	$162,689	$162,689	$162,689

At the Company’s Annual General Meeting in 2017, the Directors were given authority to allot shares up to an aggregate nominal amount of $1,560.00. At the Company’s Annual General Meeting on 6 October 2020, the Directors were given authority to allot shares up to an aggregate nominal amount of $180,000.00. Following the issuance of ordinary share capital in the equity capital raise in October 2020, utilizing over $40,000 nominal amount of authorized shares allotment, at the Company’s Exceptional General Meeting on 18 December 2020, Directors were given a new authority to allot shares up to an aggregate nominal amount of $180,000.00.

Movements in ordinary shares:

	Shares	Par value	Share premium	Total
	No.	USD 000	USD 000	USD 000
At March 31, 2019	13,557,376	163	40,215	40,378
At June 30, 2019	13,557,376	163	40,215	40,378
At June 30, 2020	13,557,376	163	40,215	40,378
Capital raises[1]	4,091,019	49	34,317	34,366
THFC investment[2]	49,750	1	499	500
Employee share scheme issues[3]	792,126	9	961	970
Acquisition of non-controlling interest in subsidiary[4]	15,793	-	237	237
At June 30, 2021	18,506,064	222	76,229	76,451

1 During the year, the Company completed a series of capital raises on NASDAQ. A total of 4,091,019 ordinary shares were issued, comprising 3,382,350 ordinary shares issued on October 19, 2020 as an underwritten public offering pursuant to an F-1 registration statement filed with the SEC on October 14, 2020, and 708,669 ordinary shares issued during June 2021, as at the market price (an ATM offering), pursuant to an F-3 registration statement filed with the SEC on December 21, 2020.

2 In February 2021, 49,750 ordinary shares were issued to Tottenham Hotspur Football Club (“THFC”) as part of the exclusive global battery partnership agreement.

3 792,126 shares were issued to employees and directors of the Company and consultants to the Company under the Omnibus Incentive Plan during the year.

4 In February 2021, 15,793 restricted ordinary shares were issued as part consideration for the purchase of the non-controlling interest in Tembo e-LV B.V.

On June 30, 2021, holders of convertible preference shares and convertible loan notes in Aevitas Group Limited, exercised their right to convert the debt instruments into ordinary shares in VivoPower International PLC. As disclosed in note 31, a total of 2,005,190 restricted ordinary shares were issued at a contracted price of $10.20 on July 21, 2021. Of the 2,005,190 ordinary shares issued, 1,959,339 were issued to funds owned by AWN, the Company’s largest individual shareholder.

Each share has the same right to receive dividends and repayment of capital and represents one vote at shareholders’ meetings. Proceeds received in addition to the nominal value of the shares issued during the year have been included in share premium. The costs associated with the issuance of new shares are included within other reserves (see note 26). Share premium has also been recorded in respect of the share capital related to employee share awards.

26.	Other reserves

Other reserve movements

(US dollars in thousands)	Equity instruments 1	Preference shares 1	Shares pending issue 2	Capital raising costs 3	Equity incentive costs4	Share awards issuance4	Treasury shares 5	Share option reserve 6	Foreign exchange	Total
At March 31, 2019	26,090	-	-	(9,722)	-	-	(246)	3,713	11	19,846
Equity instruments	(3)	-	-	-	-	-		-	-	(3)
Disposal of treasury shares	-	-	-	-	-	-	233	-	-	233
At June 30, 2019	26,087	-	-	(9,722)	-	-	(13)	3,713	11	20,076
Equity instruments	970	-	-		1	-	-	-	-	971
Other reserves	-	-	-	3,713	17	-	-	(3,713)	-	17
Employee share scheme	-	-	-		326	-	13	-	5	344
At June 30, 2020	27,057	-	-	(6,009)	344	-	-	-	16	21,408
Conversion to Aevitas preference shares	(2,998)	2,998	-	-	-	-	-	-	-	-
Interest on equity instruments	114	185	-	-	-	-	-	-	-	299
Equity instruments payments	(3,317)	(123)	-	-	-	-	-	-	-	(3,440)
Conversion to ordinary shares pending issue in VivoPower International PLC	(20,466)	-	20,466	-	-	-	-	-	-	-
Capital raising costs	-	-	-	(2,804)	-	-	-	-	-	(2,804)
Share issuance costs	-	--		(15)	-	-	-	-	-	(15)
Equity incentives cost less shares issued	-	-	-	-	1,078	(971)	-	-	-	107
Other movements	(390)	210	-	-	-	-	-	-	(61)	(241)
At June 30, 2021	-	3,270	20,466	(8,828)	1,422	(971)	-	-	(45)	15,314

1 Equity instruments held at June 30, 2020 were convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than June 30, 2021. The Company classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There were 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and a value held in reserves of AU$11,059,348 at June 30, 2020, representing their face value plus dividends accrued. Convertible preference shares were subordinated to all creditors of Aevitas Group, ranked equally amongst themselves, and ranked in priority to ordinary shares of Aevitas Group.

There were 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and a value held in reserves of AU$25,075,203, representing their face value plus the dividends accrued. The convertible loan notes ranked equally with the unsecured creditors of Aevitas Group.

Dividends or interest were payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control of Aevitas Group or VivoPower, a listing event, or a disposal of substantially all of the assets of Aevitas Group had occurred, the convertible preference shares and convertible loan notes in Aevitas Group convert to VivoPower ordinary shares at a price of US$10.20 per share

On August 7, 2020, the Company offered one new Aevitas Preference Share, with an issue price of $10, in exchange for each combined convertible note and convertible preference share, with an issue price of $7 and $3 respectively. Dividends are payable quarterly, in arrears, at a rate of 7%. Of the 2,473,367 holders of combined convertible note and convertible preference shares, 426,528 holders accepted the terms of the new Aevitas Preference Shares and received 426,528 Aevitas Preference Shares (A$4,265,280) on August 31, 2020, in exchange for the combined convertible notes and convertible preference shares previously held. The new Aevitas Preference Shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to Aevitas Group Limited ordinary shares for the payment of dividends.

The 426,528 holders which exchanged on August 31, 2020, had earned $26,708 interest on the convertible loan note in the year ended June 20, 2021, up until exchange, and this was paid in full along with $11,447 dividends that accrued over the same pre-exchange period on the convertible preference shares. Post-exchange, $185,480 dividends of the Aevitas Preference Shares have been earned, with $121,905 of those paid by June 30, 2021. And the 426,528 Aevitas Preference Shares have a face value of $3,208,922 (A$10 per share), recognized together with the dividends payable.

On June 30, 2021, the remaining 2,005,190 holders of convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”), exercised their right to convert the instruments into ordinary shares in VivoPower International PLC. The cumulative balance of face value and accrued unpaid interest and dividends outstanding of the convertible preference shares and convertible loan notes at June 30, 2021 of $20.5 million, was redeemed on that date, and VivoPower International PLC recognized the requirement to issue 2,005,190 restricted ordinary shares, based on a contracted conversion price of $10.20 per share.

2 $20.5 million recognition in equity of the 2,005,190 restricted ordinary shares pending issuance at a contracted conversion price of $10.20 per share. The 2,005,190 restricted ordinary shares were issued on July 21, 2021.

3 During the year the Company incurred $2.8m of transaction costs associated with a series of capital raises on NASDAQ and an issue of shares to Tottenham Hotspur Football Club.

4 During the year $1,422,000 was expensed towards share incentive awards to employees, directors, and consultants of the Company under the Omnibus Incentive Plan. Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, $971,000 of shares were delivered to participants in the year. During the year ended June 30, 2020, share incentives were granted to employees and directors of the Company, under the Company’s 2017 Omnibus Incentive Plan. Of the share awards granted, $344,000 of shares fully vested or had a vesting period commencing in the year ended June 30, 2020.

5 On March 30, 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,911, including commission, and held them as treasury shares. During the year ended March 31, 2019, 75,805 of these shares were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $85,660 was expensed as employee compensation and remaining cost of $260,011 was charged against retained earnings.

6 The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitled the holder to buy VivoPower ordinary shares at US$8.70 at any time before April 30, 2020. The options were originally accounted for as a share-based award and accordingly, the cost of the award was recognized directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. The options lapsed in April 2020, accordingly the reserve has been released and credited against capital raising costs

27.	Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

	Year Ended June 30		Three Months Ended June 30	Year Ended March 31
(US dollars in thousands)	2021	2020	2019	2019
Loss for the year / period attributable to equity owners	(7,571)	(5,103)	(1,446)	(11,223)
Weighted average number of shares in issue (‘000s)	16,307	13,557	13,557	13,557
Basic earnings/(loss) per share (dollars)	(0.46)	(0.38)	(0.11)	(0.83)
Diluted earnings/(loss) per share (dollars)	(0.46)	(0.38)	(0.11)	(0.83)

28.	Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributes 9.5%. A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2020: 4%). A pension scheme is also in place for Netherlands employees where the Company contributes 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.8 million (year ended June 30, 2020: $0.79 million; 3 months ended June 20, 2019: $0.27 million; year ended March 31, 2019: $0.76 million).

29.	Financial instruments

	As at June 30			As at March 31
(US dollars in thousands)	2021	2020	2019	2019
Financial assets at amortized cost
Trade and other receivables	6,970	8,587	8,144	7,971
Cash and cash equivalents	8,604	2,824	7,129	4,522
Restricted cash	1,140	1,013	632	1,319
Total	16,714	12,424	15,905	13,812

Financial liabilities at amortized cost
Loans and borrowings	23,091	25,954	21,686	19,267
Trade and other payables	5,751	7,504	12,281	11,016
Total	28,842	33,458	33,967	30,283

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

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $8.6 million at June 30, 2021 ( June 30, 2020: $2.8m; June 30, 2019: $7.1 million; March 31, 2019: $4.5 million). The ratio of current assets to current liabilities at June 30, 2021 is 1.79 ( June 30, 2020: 1.04; June 30, 2019: 1.25; March 31, 2019: 1.43). During the year ended March 31, 2019, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which nil was drawn at June 30, 2021 ( June 30, 2020: $0.5 million; June 30, 2019: $0.9 million; March 31, 2019: $0.8 million). In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2021
(US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	5,751	5,751	-	-	-
Borrowings	22,096	411	11,424	10,261	-
Lease liabilities	995	669	326	-	-
Total	28,842	6,831	11,750	10,261	-

Year Ended June 30, 2020
(US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	7,504	7,504	-	-	-
Borrowings	24,598	688	23,873	37	-
Lease liabilities	1,356	649	654	53	-
Total	33,458	8,841	24,527	90	-

Year Ended June 30, 2019
(US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	12,281	12,281	-	-	-
Borrowings	23,397	3,859	19,538	-	-
Lease liabilities	1,991	692	1,077	222	-
Total	37,669	16,832	20,615	222	-

Year Ended March 31, 2019
(US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Lease liabilities	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

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

The credit quality of debtors neither past due nor impaired is good. Refer to Note 19 for further analysis on trade receivables.

(d) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily between USD, AUD, EUR and GBP.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2021:

●	Cash and cash equivalents $2.3 million denominated in AUD, $0.9 million denominated in EUR and $0.1 million denominated in GBP.
●	Restricted cash $1.1 million denominated in AUD.
●	Trade and other receivables $8.4 million denominated in AUD, $1.0 million denominated in EUR and $0.2 million denominated in GBP.
●	Trade and other payables $10.6 million denominated in AUD, $1.0 million in EUR and $0.9 million in GBP.
●	Borrowings $3.8 million denominated in AUD and $0.3 in EUR.
●	Provisions $2.2 million denominated in AUD, $0.3 million in EUR and $0.5 million in GBP.

The non-current shareholder loan of $21.2 million is denominated in USD, upon which there is no foreign currency risk.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

30.	Related party transactions

Following dilution due to issuance of ordinary share capital to third parties in the year, AWN is no longer the ultimate controlling party of VivoPower, but retains a significant influence.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

In the prior fiscal year, on June 30, 2020, the Company refinanced its $23.4 million shareholder loan due to AWN Holdings Limited (“AWN”), its largest shareholder. The shareholder loan bore interest at 10.0% per annum plus a line fee of 2.0% per annum, payable monthly in advance. No interest or line fee settlements were required until after a corporate liquidity event had occurred. Principal was repayable in 9 equal monthly installments from July 2021 until March 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

In December 2020, following the successful capital raise in October 2020, the Company and AWN agreed some further amendments to the terms of the loan, reducing the interest rate from 10.0% to 8.0% per annum, and reduction in line fee from 2.0% to 0.8% per annum, payable monthly in advance. Principal is repayable in 60 equal monthly installments of $0.35 million from July 2021 to June 2026, as well as an immediate stand-alone repayment of $2.2 million principal, paid in April 2021.

On June 30, 2021, the Company agreed a further refinancing of its shareholder loan with AWN, to align the repayment schedule with the timing of the investment and revenue growth plan in Electric Vehicles. Under the amended terms, the repayment of principal has been deferred to January 1, 2023, with monthly installments of $0.35 million over the following sixty months, resulting in loan maturity extending from June 30, 2026, to December 31, 2027. In addition, the Company will cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022, and December 31, 2022. The interest rate and line fee remain unchanged at 8% and 0.8% respectively and other terms remain unchanged.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. During the year ended June 30, 2021, Mr. Hui invoiced the Company $48,000 for director fees. At June 30, 2021, the Company had an account payable of $nil in respect of these services and an amount accrued of $1,000. Furthermore annual 3,500 RSUs ($2,625) 27,095 quarterly PSUs ($20,321) and 7,788 ($50,000) one-off RSUs vested to Michael Hui in the current year.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2021, $1,028,096 was recharged to the Company. At June 30, 2021, the Company has a payable to AWN in respect of recharges of $4,345 ( June 30, 2020: $202,024; June 30, 2019: $1,268,670; March 31, 2019: $1,268,670).

Aevitas was indebted to the following subsidiaries of AWN via their holdings in Aevitas convertible loan notes and convertible preference shares, which converted into rights to VivoPower shares on June 30, 2021, subsequently issued on July 21, 2021. These convertible instruments were accounted for as equity instruments within other reserves, as more fully described in Note 26 to the consolidated financial statements.

Subsidiaries of AWN earned $737,220 of interest on convertible loan notes and $315,951 of dividends on convertible preferred shares during the year ended June 30, 2021. This interest and the dividends, plus amounts outstanding from prior periods, a total of $2,397,488, were paid to AWN subsidiaries during the year ended June 30, 2021. Upon redemption at June 30, 2021, the face value plus interest and dividends outstanding to June 30, 2021, were reinvested into rights to shares in VivoPower International PLC, at a subscription price of $10.20 per share, as follows:

●

Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with a Redemption Sum of $4,617,719, and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352;

●

Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with a Redemption Sum of $4,617,727, and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352;

●

Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with a Redemption Sum of $4,617,727; and 388,889 Aevitas convertible preferred shares with a Redemption Sum of $1,192,352; and

●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares with a Redemption Sum of $2,555,038.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who exchanged 4,697 convertible loan notes and 4,697 convertible preference shares for 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned $294 interest on the convertible loan notes and $126 on the convertible preference shares prior to exchange, which was paid during the year ended June 30, 2021.

Chief Executive fees for Kevin Chin in the amounts of $443,816 and training annual allowance of $51,976 were charged to the Company by AWN during the year ended June 30, 2021. Furthermore annual 17,740 RSUs ($13,080) and 135,012 quarterly PSUs ($101,259) vested to APG for Mr. Chin as Chief Executive in the current year.

Chairman’s fees for Kevin Chin in the amounts of $92,119 were charged to the Company by Arowana Partners Group Pty Ltd (“APG”), and 7,788 ($50,000) one-off RSUs vested to APG as Chairman in the current year. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2021.

On July 01, 2020, Arowana International UK Limited (“AWE”), previously a subsidiary of AWN, ceased to be a subsidiary of AWN, and ownership of this entity is not under common control. Accordingly, AWE is no longer a related party to the Company in the year ended June 30, 2021.

31.	Subsequent event

On July 21, 2021, the Company issued 2,005,190 restricted ordinary shares in VivoPower International PLC, pursuant to the contracted terms of conversion of Aevitas convertible preference shares and convertible notes that redeemed on June 30, 2021. Of the new ordinary shares issued, 1,959,339 were issued to AWN Holdings Limited. Following this issuance, the beneficial ownership in VivoPower International PLC held by AWN Holdings Limited increased to 49.1%.

32.	Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in Note 9 to the consolidated financial statements.

33.	Ultimate controlling party

As at June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited only holds a 44% equity interest in the Company as at June 30, 2021, and 49% following the issuance of restricted shares on July 21, 2021 following conversion of Aevitas convertible preferred shares and convertible notes that redeemed on June 30, 2021

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN Holdings Limited, a company registered in Australia.