Form 20-F
period 2022-06-30
VivoPower International PLC
filed 2022-09-16
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended June 30, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report.

Ordinary shares, nominal value $0.012 per share	21,318,118

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

TABLE OF CONTENTS

Introduction	1
Forward-Looking Statements	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected Financial Data	2
B. Capitalization and Indebtedness	3
C. Reasons for the Offer and Use of Proceeds	3
D. Risk Factors	3
Item 4. Information on the Company	24
A. History and Development of the Company	24
B. Business Overview	24
C. Organizational Structure	32
D. Property, Plant and Equipment	33
Item 4A. Unresolved Staff Comments	34
Item 5. Operating and Financial Review and Prospects	34
A. Operating Results	34
B. Liquidity and Capital Resources	44
C. Research and Development, Patents, Licenses, etc.	48
D. Trend Information	48
E. Off-Balance Sheet Arrangements	48
F. Contractual Obligations and Commitments	48
Item 6. Directors, Senior Management and Employees	50
A. Directors and Senior Management	50
B. Compensation	52
C. Board Practices	56
D. Employees	60
E. Share Ownership	61
Item 7. Major Shareholders and Related Party Transactions	62
A. Major Shareholders	62
B. Related Party Transactions	63
C. Interests of Experts and Counsel	65
Item 8. Financial Information	65
A. Consolidated Statements and Other Financial Information	65
B. Significant Changes	65
Item 9. The Offer and Listing	65
A. Offering and Listing Details	65
B. Plan of Distribution	65
C. Markets	66
D. Selling Shareholders	66
E. Dilution	66
F. Expenses of the Issue	66
Item 10. Additional Information	67
A. Share Capital	67
B. Memorandum and Articles of Association	67
C. Material Contracts	67
D. Exchange Controls	67
E. Taxation	67
F. Dividends and Paying Agents	73
G. Statements by Experts	73
H. Documents on Display	73
I. Subsidiary Information	74
Item 11. Quantitative and Qualitative Disclosures about Market Risk	75
Item 12. Description of Securities Other than Equity Securities	76
A. Debt Securities	76
B. Warrants and Rights	76
C. Other Securities	76
D. American Depositary Shares	76

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

References to any specific fiscal year refer to the year ended June 30 for 2022 and future periods. For example, we refer to the fiscal year ended June 30, 2022, as “FY2022.”.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures, including in the electric vehicle sector;
•	our ability to attract and retain customers;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our expectations regarding demand for solar power by energy users or investor in projects;
•	our expectations regarding changes in the cost of developing and constructing solar projects;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to develop competitive electric vehicle products and build scalable assembly processes;
•	the extent to which the COVID-19 pandemic affects our business, financial condition and results of operations;
•	our expectations regarding our ongoing legal proceedings;
•	our ability to adequately protect our intellectual property; and
•	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2022, for the year ended June 30, 2021, and for the year ended June 30, 2020, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statement of Comprehensive Income

	Year Ended June 30
(US dollars in thousands, except per share amounts)	2022	2021	2020
Revenue from contracts with customers	22,448	23,975	33,129
Cost of sales – other	(20,308)	(19,614)	(27,701)
Cost of sales – COVID 19 disruption	(1,881)	-	-
Gross profit	259	4,361	5,428
General and administrative expenses	(13,326)	(9,651)	(4,225)
Gain/(loss) on solar development – net	(13)	769	1,589
Other income	662	960	432
Depreciation of property, plant and equipment	(770)	(638)	(401)
Amortization of intangible assets	(850)	(815)	(546)
Operating (loss)/profit	(14,038)	(5,014)	2,277
Restructuring and other non-recurring costs	(443)	(2,877)	(3,410)
Finance income	173	2,176	27
Finance expense	(8,604)	(2,450)	(2,974)
Loss before income tax	(22,912)	(8,165)	(4,080)
Income tax	1,968	138	(742)
Loss from continuing operations	(20,944)	(8,027)	(4,822)
Income from discontinued operations	(625)	69	(281)
Loss for the period	(21,569)	(7,958)	(5,103)

Loss is attributable to:
Owners of VivoPower International Plc	(21,569)	(7,571)	(5,103)
Non-controlling interests	-	(387)	-
	(21,569)	(7,958)	(5,103)

Consolidated Statement of Comprehensive Income (continued)

	Year Ended June 30
(US dollars in thousands, except per share amounts)	2022	2021	2020
Other comprehensive income
Currency translation differences recognized directly in equity	1,043	1,601	(1,028)
Total comprehensive loss	(20,526)	(6,357)	(6,131)
Earnings per share (dollars)
Basic	(1.04)	(0.49)	(0.38)
Diluted	(1.04)	(0.49)	(0.38)
Weighted average number of shares used in computing (loss)/earnings per share	20,721,701	16,306,494	13,557,376

Consolidated Statement of Financial Position Data	As at June 30
(US dollars in thousands, except ratios)	2022	2021	2020

Cash and cash equivalents	1,285	8,604	2,824
Current assets	21,165	23,993	20,473
Current liabilities	(22,948)	(13,431)	(19,679)
Current ratio	0.92	1.79	1.04
Property, plant and equipment, net	3,743	2,575	2,486
Total assets	69,657	76,512	62,380
Debt, current and long-term	28,561	23,091	25,954
Total shareholders’ equity/(deficit)	21,966	40,418	17,890

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

Risks related to our business and operations

Our operational and financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

With our new SES strategy, including electric vehicles and electrical services to the solar power market, our potential growth trajectory has significantly changed. In order to facilitate this potential growth, we will need to make significant investments of both an operational expenditure and a capital expenditure nature.

We may not be profitable from period to period because we do not know the rate at which our revenue will grow, if it will grow at all, and we do not know the rate at which we will incur expenses . If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our revenue and operating results are difficult to predict and may vary significantly from period to period .

We expect our period to period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and to increase production capacity by expanding our current manufacturing facilities and adding future facilities may change. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may focus on short-term financial results. Accordingly, the trading price of our stock could decline substantially, either suddenly or over time.

Sustained losses could have a material adverse effect on our business, financial condition or results of operations.

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

Any failure to protect our proprietary rights adequately could result in our competitors offering similar renewable technology services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., U.K., Europe, United Arab Emirates and Australia, as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

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

If we fail to deliver our renewable products or critical power services within planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired. If customers or potential customers have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business, results of operations and financial condition.

Our future business depends in part on our ability to make strategic acquisitions, investments and divestitures and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

Additionally, any acquisition involves potential risks, including, among other things:

●	mistaken assumptions about assets, revenues and costs of the acquired company, including synergies and potential growth;

●	an inability to successfully integrate the assets or businesses we acquire;

●	complexity of coordinating geographically disparate organizations, systems and facilities;

●	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

●	mistaken assumptions about the acquired company's suppliers or dealers or other vendors;

●	the diversion of management's and employees' attention from other business concerns;

●	unforeseen difficulties operating in new geographic areas and business lines;

●	customer or key employee losses at the acquired business; and

●	acquiring poor quality assets, systems and processes.

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

Our operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or license agreements on favorable terms

We have distribution, supply, manufacturing and license agreements for our businesses. These agreements vary depending on the particular business, but tend to be for a fixed number of years. There can be no assurance that our businesses will be able to renegotiate rights on favorable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favorable terms, or any disputes with distributors of our businesses’ products or suppliers of materials, could have an adverse impact on our business and financial results.

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

As a result, warranty or other performance guarantee claims against us that exceed reserves could cause us to incur substantial expense to repair or replace defective products. Warranty reserves include management’s best estimates of the projected costs to repair or to replace items under warranty, which are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Such estimates are inherently uncertain and subject to change based on our historical or projected experience. Significant repair and replacement costs could materially and negatively impact our financial condition or results of operations, as well divert employee time to remedying such issues. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.

Our new group SES strategy, including electric vehicles and electrical services to the solar power industry market, may not be successful, could disrupt our existing operations and increase costs, decrease profitability and reduce cash flows across the group.

Prior to the Tembo acquisition, our core businesses were primarily the provision of critical power solutions to a diverse range of government, commercial and industrial customers throughout Australia and the development, construction, and sale of photovoltaic (“PV”) solar projects in Australia and the U.S.

Following the Tembo acquisition, we have pivoted our strategy to focus on delivering end-to-end sustainable energy solutions to corporate customers (including electric vehicles and electrical services to the solar power industry market,) to help them accelerate achievement of their net zero carbon goals. These include existing customers of our critical power solutions business, particularly those in hard to decarbonize sectors such as the mining, infrastructure and utilities sectors. As part of this strategy, we have also divested of the non-solar operations of JA Martin in July 2022

There can be no assurance that the new SES strategy will succeed, especially as it is a new business model. For example, there may not be enough customers who engage us to deliver full end-to-end SES solutions to drive the growth that our management is targeting. We may not be able to perfect solutions that meet the expectations of customers and we may be surpassed by competitors with better technologies. We may not be able to scale up Tembo appropriately or sufficiently integrate it with our existing business operations.

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

We plan to expand significantly in the commercial electric vehicle market, providing light electric vehicles (“LEV”) with a key focus initially on servicing LEV customers in the mining, infrastructure and utilities sectors. As we look to develop these opportunities and secure orders, we will incur increased operational expenditures and capital expenditures that may impact our profitability and cash flows.

We will continue to be engaged in product innovation with Tembo as we look to introduce new products, including LEV conversion kits with a longer range and/or greater payload capacity. To the extent that such innovation does not successfully meet regulatory requirements, quality and safety standards and/or customer expectations more generally, future sales could be impaired.

Following the acquisition of Tembo, we signed distribution agreements with a number of partners in North America, Australia, the Middle East and Europe to sell Tembo LEV conversion kits. In addition, we signed a binding letter of intent and a design services agreement to partner with Toyota Motor Corporation Australia (“TMCA”) to provide electrification solutions for the Toyota Landcruiser model, with a focus initially on off-road applications in Australia. If Tembo is not able to meet the technical specifications, quality and safety standards of our customers and partners, this will have a material adverse effect on Tembo’s brand, reputation, revenue and future prospects. Furthermore, if Tembo is unable to fulfill product delivery volumes in accordance with timelines agreed with our customers and partners, this could have a material adverse effect on future sales, operating results and the financial condition of the business.

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

●

the availability of tax and other governmental incentives and rebates to purchase and operate electric vehicles or future regulation requiring increased use of zero-emission or hybrid electric vehicles, such as the Infrastructure Investment and Jobs Act enacted in November 2021 in the United States;

●	perceptions about and the actual cost of alternative zero emission fuels such as hydrogen; and

●	macroeconomic factors.

The influence of any of the factors described above may cause current or potential customers not to purchase Tembo’s electric vehicles, which would materially adversely affect our business, results of operations, financial condition and prospects.

Tembo faces certain operational risks as it seeks to scale up its assembly and delivery capabilities and if it fails to execute properly, this will expose us to material losses and compromise our cash flows.

The Tembo business faces operational risks as a maker of battery-electric ruggedized and off-road vehicles embarking on a scale up of its assembly and delivery capabilities. These risks include:

●

industrial accidents or pollution which may result in operational disruptions such as work stoppages and which could result in increased production costs as well as financial and regulatory liabilities;

●

actual and potential supply chain shortages, in particular with regard to batteries and other vehicle inputs, as well as increases in the prices of such inputs may have a material adverse effect on the operations, profits and cash flow of Tembo;

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

In particular, we are in the process of developing a next generation 72kWh battery kit. Our ability to execute on the research, development and design of this battery kit within the intended time and budget is key to deliver to our distribution partners and customers in accordance with our existing and upcoming agreements and to grow revenues at Tembo.

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

Any deterioration in the market values of our investments could cause us to record impairment charges in our financial statements, which could have a material adverse effect on our business, financial condition and results of operations. If we sell any of our investments when prices for such investments have fallen, the sale may be at less than the investments’ carrying value on our financial statements, which could result in a loss, which could also have a material adverse effect on our business, financial condition and results of operations.

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

We have experience in developing, financing and building solar power systems including two utility scale solar projects to date in the U.S., totaling 91 MW-DC, as well as building 10 utility and large industrial solar projects in Australia totaling 684 MW-DC. We also acquired, operated and sold 84 operating distributed generation solar systems in Australia. However, we have limited experience and track record in combining this experience to develop and offer a complete SES solution with electric vehicles, renewable microgrids, battery recycling and reuse and we are still in the process of developing such capabilities. As of June 30, 2022, we had completed a feasibility study for one SES project in the United Kingdom.

Should we fail to appropriately scale up the SES business segment, we may incur operating losses that reduce our cash flows and have a material adverse effect on our financial condition.

Our Australian critical power services workforce and our Netherlands electric vehicle workforce may become unionized, resulting in higher costs of operations and reduced labor efficiency.

A small number of our critical power services workforce is currently unionized. The critical power services business in Australia represents the largest proportion of our workforce. This part of our business operates in the Hunter Valley region of Australia whose economy is predominately driven by the mining industry and many businesses in the area are unionized. In periods of strong growth and activity in the mining sector, such as has been experienced over the past five years, the labor market usually becomes extremely competitive, which may entice our workforce to seek collective bargaining through union representation. Unionization of our critical power services workforce could result in additional costs for industrial relations, legal and consulting services, higher labor rates, new requirements for additional employment benefits, more restrictive overtime rules, and less flexible work scheduling, all of which could result in a significant increase in the cost of labor and the requirement for additional labor to maintain existing productivity.

Our Netherlands workforce for our electric vehicles business segment is currently not unionized. However, as we grow that workforce, some of the expanded workforce may be unionized.

Should such increased unionization occur, it could have a material adverse effect on our business, financial condition or results of operation.

Development and sales of our solar projects may be delayed or may not be fully realized, which could have a material adverse effect on our financial condition, results of operations or cash flows.

In the U.S., we have a portfolio of 12 utility-scale solar projects under development, representing total electricity generating capacity of approximately 1.3 terawatt-hours per year. In the U.K., the Company has one project that it anticipates developing in the near-term. These projects are at varying stages of development and will take many months or even years to complete and sell. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control.

In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, licenses, approvals or property rights necessary or desirable to consummate the projects; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; (vii) access to project financing (including debt, equity or tax credits) on insufficiently attractive terms; and (viii) inability to secure off-takers, including pursuant to power purchase agreements (“PPA”). Failure to secure off-takers on terms favorable to us, or at all, may render projects economically unviable. Even if we are able to secure off-takers, we may experience extended delays in entering into PPAs for some of our solar power projects. Any delay in entering into PPAs may adversely affect our ability to secure the cash flows generated by such projects and impact the economics of those projects. Furthermore, any PPAs may be subject to price adjustments over time. If the price under any of our solar project PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flows and results of operations could be materially adversely affected.

Accordingly, the actual amount of proceeds from sales realized and the actual periods during which these proceeds are realized may vary substantially from our plans and projections. Our inability to realize some or all of the cash from the sale of solar projects could have a material adverse effect on our financial condition, results of operations or cash flows and create a risk that we will not be able to continue as a going concern.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the Nasdaq Stock Market (“Nasdaq”) listing standards. Further, we would be required to comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

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

We experienced a loss of $21.6 million, $8.0 million and $5.1 million for the years ended June 30, 2022, 2021 and 2020, respectively. If we are unable to generate sufficient revenue from the operation of our businesses, grow our electric vehicle sales, and generate sales of SES projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses.

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

We expect to require additional financing to execute our strategy to operate and grow our business and additional requisite funding may not be available to us when we need or want it.

Our operations and our future plans for expansion are capital intensive requiring significant investment in operational expenditures and capital expenditures to realize the growth potential of our electric vehicle, critical power services, sustainable energy solutions and solar development businesses. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result, we expect to require some combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. We may not be able to obtain the additional or requisite funding on favorable terms when required, or at all, in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition, and our results of operations.

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

As of June 30, 2022, we had an aggregate of $28.6 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

We had a forward order book of $6.2 million as of June 30, 2022, for our critical power services segment, representing 30% of the $21.0 million revenue generated by this segment (on a continuing basis) for the year ended June 30, 2022. In addition, we have also secured potential commitments in our electric vehicles segment to deliver 6,609 electric vehicle conversion kits over the next 5 years. We are targeting significant growth across our businesses over the next 5 years, underpinned by strong industry tailwinds including the electrification of fleet vehicles, the adoption and acceleration of net zero carbon goals by corporate customers, and growth of the renewable and infrastructure sectors in our key geographic markets.

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

Risks related to ownership of our Ordinary Shares

The trading price of our Ordinary Shares is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our Ordinary Shares has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our Ordinary Shares have experienced an intra-day trading high of $7.35 per share and a low of $1.02 per share during FY2022.

The stock market in general, and the market for technology-oriented companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Furthermore, short sellers and activists may seek to sensationalize selected news about companies, including ours, so as to influence supply and demand for the Ordinary Shares, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact our stock price.

Following periods of volatility in the overall market and our share price, there is a risk that securities class action litigation may be filed against us. While we would defend any such actions vigorously, any judgement against us or any future stockholder litigation could result in substantial costs and a diversion of our management’s attention and resources.

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

The market price of our Ordinary Shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks related to our business and operations.” As a result of these and other factors, investors in our Ordinary Shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our Ordinary Shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our Ordinary Shares as reflected in daily trading volume on Nasdaq has usually been low. As of August 31, 2022, the trading price of our Ordinary Shares on Nasdaq was $1.05 per share. At certain points in the past year, the trading price of our Ordinary Shares on Nasdaq has fallen to a minimum of $1.02 per share, and has also traded to a maximum of $7.35 per share. If the trading price of our Ordinary Shares was to fall below $1.00 for a sustained period, we may not be able to meet Nasdaq’s continued listing standards in the future. Low liquidity, high volatility, declines in our stock price or potential delisting of our Ordinary Shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

As a foreign private issuer whose shares are listed on Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

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

Our largest shareholder AWN (collectively with its affiliates and subsidiaries, the “Significant Shareholder”) owned approximately 47.5% of our outstanding Ordinary Shares as at June 30, 2022. Accordingly, the Significant Shareholder exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of the Significant Shareholder could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by the Significant Shareholder could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

In addition, our Significant Shareholder is our largest creditor, having provided us with a shareholder loan on a secured basis, and also some short-term loans. As of June 30, 2022, the balance of these shareholder loan was $25.4 million. Our Significant Shareholder has the ability to exert rights that are customary for a secured first ranking loan if we are in breach of covenants or otherwise default on the loans. Any exertion of such rights may adversely affect the value of our share price.

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

COVID-19 has also caused delays in fulfilment of customer orders and contracted projects, which adversely affect our revenues. The extent to which the COVID-19 may persist to impact our ability to effectively operate continues to be highly uncertain. While restrictions imposed in response to the pandemic have gradually eased recently, the long-term economic impact of the pandemic is still uncertain and the rate of economic recovery could vary significantly between and even within markets. To the extent that lockdowns, restrictions and border controls are implemented in response to new waves of contagion from COVID-19 or to any other novel global public health threats or fear thereof, there is significant risk that our revenues, operating results and financial condition will be further compromised.

General economic conditions, including levels of inflation and official interest rates in different jurisdictions in which we operate, could adversely impact demand for our solutions, products and services.

Russia’s invasion of Ukraine and the escalating military conflict in the region has, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable to COVID-19 and Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and VivoPower’s business.

COVID-19 lockdowns have resulted in supply chain blockages globally which in turn has resulted in cost inflation pressures. To the extent that we are unable to fully pass on any increases in input costs including materials and labor, this will adversely affect our profit margins, cash flows and ultimately our business, results of operations and financial condition.

Market interest rates are rising in the countries in which we operate, and any further increase in interest rates may have a material adverse impact on our businesses. For example, customers and investors would apply a higher discount rate in their decision making and this may compromise our ability to sell SES projects and adversely impact the value of our solar projects and other assets. To the extent we are unable to mitigate these risks, there could be a material adverse effect on our business, results of operations and financial condition.

The demand for our solutions, products and services is influenced by macroeconomic factors such as global economic conditions, demand for electricity, and supply and prices of other energy products, such as oil, coal and natural gas. Economic slowdowns, global, regional or local recessions or depressions could lead to eroded confidence from our customers and decreased spending more generally, which in turn could reduce demand for the Company’s products. Unfavorable economic conditions could also negatively impact the Company’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, in turn affecting our business, results of operations and financial condition.

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

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational, foreign currency exchange and other risks that could negatively affect our operations and profitability.

With operations in the United States, the United Kingdom, Europe and Australia, we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciations, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Trade wars, imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries. In addition, the circulation of goods which are vital to our business success due to our international orientation has been adversely affected by the COVID-19 pandemic.

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

Security breaches, cyber-attacks, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

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

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation, or GDPR, in 2016 to replace the current European Union Data Protection Directive and related country specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While we have taken steps to comply with the GDPR, including such as reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

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

We are subject to income taxes and potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. The taxes ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material impact on our profitability and cash flow. Moreover, changes to our operating structure, losses of tax holidays, changes in the mix of earnings in countries with tax holidays or differing statutory tax rates, changes in tax laws, and the discovery of new information in the course of our tax return preparation process could each have a negative impact on our tax burden and therefore our financial condition. Changes in tax laws or regulations or interpretations may also increase tax uncertainty and adversely affect our results of operations. Any increase in corporation or other tax rates to which the Company is exposed or adverse changes in the basis of calculation could result in the Company paying higher taxes and could have an adverse impact on the Company’s cash flows, financial condition, and results of operations.

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

If we are a PFIC, U.S. holders of our Ordinary Shares would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our Ordinary Shares may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the Ordinary Shares s if we are classified as a PFIC, provided that such U.S. investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

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

For example, as discussed further in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings,” on February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. After aborted attempts at settlement, the matter was heard in the U.K. High Court, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest awarded to him were $1.76 million. Of the remaining provision as at June 30, 2021 of $0.5 million for unpaid costs, $0.4 million was spent in the year ended June 30, 2022, resulting in a $0.1 million release of the remaining unutilized provision.

On May 31, 2022 the William Q. Richards Estate filed a complaint alleging the Company improperly included 495 acres of land owned by the William Q. Richards Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint requested the Cause of Action to nullify and/or declare the tax abatement agreements void. The William Q. Richards Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. The Company will file a defense in September 2022, denying each of the Causes of Action and claims stated in the complaint. The Company expects to be successful in its defense, accordingly no provision has been recorded as at June 30, 2022 in relation to this matter.

In addition to the foregoing litigation, we may be subject in the future to, or may file ourselves, claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, whistleblower matters, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial condition, results of operations or cash flows or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower International PLC (“VivoPower”, “We” or the “Company”) was incorporated on February 1, 2016, under the laws of England and Wales, with company number 09978410, as a public company limited by shares. VivoPower recertified as a B Corporation in 2022 and was recognized in the Best For The World program as being in the top 5% amongst B Corporations for Governance.

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

On July 1, 2022 the Company disposed of the business and assets of J.A. Martin Electrical Pty Limited (J.A. Martin) except its solar division and the business and assets of Non-Destructive Testing Services in a sale to ARA Electrical Engineering Services Pty Limited for an upfront cash payment of $3.4 million less working capital adjustment of $0.8 million, sale costs of $0.3 million and an earn-out payment payable 12 months after disposal of 4.5x FY2023 EBITDA minus the upfront payment, estimated on a discounted basis at $4.2 million.

VivoPower has 25 subsidiaries and associated entities. See “Item 4.C. Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

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

B. Business Overview

VivoPower is a sustainable energy solutions company whose core purpose is to provide its customers with turnkey decarbonization solutions that enable them to achieve net zero carbon status. It does this by delivering an enterprise solution encompassing electric vehicles, critical power services, battery and microgrid technology as well as solar. The Company is focused on harder to decarbonize sectors including mining, infrastructure and utilities, involving customized and ruggedized requirements, including off road electric vehicles. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (“Kenshaw Solar”), previously J.A. Martin Electrical Pty Limited, both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”), (in combination “Tembo”) a specialist battery-electric and off-road vehicle companies delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

Through a holding entity called Aevitas which was formed in 2013 and acquired by VivoPower in December 2016, VivoPower has two wholly owned Australian subsidiaries, Kenshaw and Kenshaw Solar. Aevitas provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems, including for utility scale solar farms. The businesses are trusted power advisers to government, commercial and industrial customers. Headquartered at Newcastle, in the Hunter Valley region of New South Wales, the businesses have operations across the Eastern-seaboard of Australia, and are well situated to capitalize on a strong operating environment driven by growth in public and private sector investment in infrastructure, renewable energy, mining and healthcare.

The Hunter Valley region is the leading regional economy in Australia, contributing over A$34.7 billion to the New South Wales economy and generating over 44% of the state’s electricity needs. It has a multi-faceted economy and a skilled workforce, with traditional strengths in mining and advanced manufacturing complemented by fast-growing defense, service, knowledge, and renewables sectors.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical and mechanical services. In addition, the businesses are preparing to be responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions.

Kenshaw Solar (previously J.A. Martin Electrical Pty Limited)

Kenshaw Solar (previously J.A. Martin) is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years since its founding in 1968.

In line with VivoPower’s strategy to focus on its core electrical vehicle, renewable critical power and sustainable energy solutions businesses, the non-solar business of J.A. Martin was deemed non-core and sold to ARA on July 1, 2022. The remaining solar division of J.A. Martin now operates as Kenshaw Solar, under the management of the Kenshaw leadership team from the new, expanded Kenshaw location in Newcastle. Kenshaw Solar continues to deliver existing contracts in place at the time of the divesture in respect of the Blue Grass and Edenvale Solar Farms and is actively seeking new projects in the solar market as part of the Kenshaw Solar growth strategy.

Results of the non-solar operations of J.A. Martin are included in discontinued operations. Included within the net assets of the discontinued operation sold to ARA are a facility in Newcastle which manufactures industrial switchboards and motor control centers, manages turnkey project installations, service and maintenance, and provides design and engineering services. It also has an office and workshop facility in the Hunter Valley for servicing the mining and industrial sectors.

Kenshaw Solar is ISO9001 (Quality Management) and ISO45001 (Occupational Health and Safety) certified, tangible evidence of its commitment to quality, and health and safety, and positions it to service some of the largest and most respected mining and industrial firms in the world.

Notwithstanding a history and core business centered in the industrial, manufacturing and mining sectors, Kenshaw Solar has over the past four years developed a strong reputation and position providing electrical services to the Australian solar market. During the fiscal year, Kenshaw Solar completed the provision of electrical installation and services for its eighth solar farm, the 119MWdc Hillston Solar Farm, and has commenced work on two further solar projects, bringing its total of contracted or completed solar project work to 664.8MWdc.

As a result of strong growth in the Australian solar generation market, Kenshaw Solar’s revenue base has been transformed from a traditional reliance on the industrial, manufacturing and mining sectors to an increasing exposure to the renewables sector. Through its work on the Blue Grass and Edenvale Solar Farms, the business has made inroads into the Western Downs region of Queensland, dubbed “The Energy Capital of Queensland”, and expects to see further growth from this region. The Western Downs’ energy sector is growing significantly due to geography and environmental conditions, along with existing transmission infrastructure that gives energy providers access to interstate connectors and transmission lines. As a result, the region is a prime destination for renewable energy. There are over AU$4.0 billion worth of approved projects in the renewable energy sector in the region, including 24 solar farms and A$2.4 billion worth of projects under construction, constituting nearly a quarter of Australia’s total investment in renewables.

Kenshaw Solar’s traditional customer base includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to gross domestic product. Over the past 12 months, the mining sector in Australia has continued to perform strongly notwithstanding the effects of the global COVID-19 pandemic and rising geopolitical tensions, in particular the breakdown in the relationship between China and Australia.

Revenue earned within Australia is comprised of the following activities:

	Year Ended June 30
	2022		2021		2020
(US dollars in thousands)	Kenshaw Solar	JA Martin	Kenshaw Solar	JA Martin	Kenshaw Solar	JA Martin

Electrical installation projects	8,671	6,090	4,172	7,028	3,786	7,634
Electrical service contracts	-	5,328	-	5,131	-	3,494
Electrical switchboard manufacturing	-	3,750	-	4,093	-	3,582
Total revenue	8,671	15,168	4,172	16,252	3,786	14,710

In FY2022, Kenshaw Solar continued to be impacted by operational disruptions caused by absenteeism and supply chain disruption attributable to the COVID-19 pandemic. This has resulted in delays to the execution and completion of several projects and restricted access to clients’ sites, resulting in slower completion of scheduled works and hence revenue recognition, and higher costs in delivering contracted goods and services. Through the implementation of workplace health and safety best practices and adherence to public health directives, Kenshaw Solar has mitigated the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins.

Kenshaw Solar’s solar division has also been materially affected by high levels of rainfall along the east coast of Australia in the first half of 2022, with Australia experiencing more rain in the first five months of the year than the average rainfall due to La Nina weather system. La Nina is forecasted to continue to persist along the east coast of Australia for the rest of the 2022 calendar year and potentially beyond. As a consequence, the occurrence of delays attributable to adverse weather have risen, resulting in delayed project completions and higher costs.

Kenshaw Solar sources its supplies from a large number of domestic and international suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. Supplier relationships are core to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace. With most electrical equipment manufactured outside of Australia, the business has adapted to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains, however this effect has not been entirely mitigated and supply chain challenges persist.

With the sale of the non-solar J.A. Martin operations, Kenshaw Solar will need to diversify its customer-base in order to reduce its reliance on its key solar partner, Grupo Gransolar, S.L. The business is not dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw is a specialized provider of critical electrical power and critical mechanical power services that is headquartered in Newcastle, in the Hunter Valley region of New South Wales, Australia.

Operating from three premises across New South Wales and the Australian Capital Territory, Kenshaw’s head office is in Newcastle, with additional branches in Canberra and Sydney. The business’s success is built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life cycle for electric motors, power generators and mechanical equipment. In addition, by partnering with several leading uninterruptible power supply (“UPS”) providers, the business is able to offer fully integrated UPS design, sales and installation.

With ISO9001 (Quality Management) and ISO45001 (Occupational Health and Safety) certification as evidence of its commitment to quality and safety, Kenshaw is able to provide regular and responsive service on a contracted and ad-hoc basis to a loyal client base of over 500 local, national and multinational clients ranging from data centers, health infrastructure, mine operators and agriculture to aged care facilities, transport providers and utility services.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; wheel cartridge motor electric repair and refurbishment; and industrial electrical services.

The data center sector continues to be a key market for Kenshaw. Fueled by the trend of digital transformation and the emergence of remote working, online schooling and virtual entertainment during the COVID-19 pandemic, and compounded by the growing impact of big data and the internet of things, Australian data center providers are experiencing significant increases in demand for their storage and processing capabilities. Recent changes by the New South Wales government to relax planning approvals for data center development should stimulate further growth in new supply within Kenshaw’s home state. In the Sydney market alone, 2021-2024 pipeline of 456MW is almost equivalent to the existing total capacity of 488MW.

VivoPower believes Kenshaw continues to benefit from the growth in the data center market through its long-term relationship with data centers and facility management service providers. In addition, with a growing base of completed installation projects, the business actively targets the provision of contracted ongoing monitoring and maintenance of these critical UPS assets, through its Generator Service division. The Canberra Sydney branches, form an integral part of this offering by allowing for locally stored equipment and personnel with an aim for Kenshaw to become entrenched at its clients’ sites for the entire lifecycle of the assets.

In addition to the data center sector, the health and aged care sectors continue to be a key market for Kenshaw. In Australia, health spending has generally grown faster than the rest of the economy over the past 40 years. The 2021 Intergenerational Report (“IGR”) by the Australian Treasury Department forecasts that Australian Government health spending will continue to increase as a share of Gross Domestic Product (“GDP”) from 4.1% in 2018-19 to 6.2% in 2060-61. Funding for public hospitals is projected to be the fastest growing component of that health spending, nearly doubling in nominal terms between 2020-21 to 2031-32.

In the aged care sector, Australian Government spending has increased by over 40% in real terms since 2012-13. The reforms announced as part of the 2021-22 Budget will deliver a substantial structural increase in the level of funding for aged care. By 2023-24, the IGR forecasts that Australian Government spending on aged care is expected to be around A$4.5 billion higher per year as a result of the reforms (an increase of around 17%). This represents an increase in annual spending equivalent to around 0.2 percentage points of GDP. The number of older Australians requiring aged care services is expected to increase as the population ages. In the near term, the impacts of the baby boomer generation moving into their 70s and 80s will be particularly marked. A key driver of aged care spending is the number of people over the age of 70. The IGR predicts that number of people aged 70 and over will more than double over the next 40 years, reaching around 6.9 million people by 2060-61.

Kenshaw benefits from these demographic and government spending tailwinds through serving longstanding customers such as Health Infrastructure New South Wales, Public Works Advisory, Hunter New England Health, Anglican Care and Ramsay Health, for which it delivers customized critical backup power solutions and generator maintenance services. These services utilize Kenshaw’s custom developed Generator Service App which results in more timely, detailed and accurate reporting of servicing and condition.

Kenshaw’s traditional customer base also includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to GDP. Over the last year, the mining sector in Australia has continued to perform strongly. Furthermore, the mining sector is embracing sustainability and accelerating a drive towards net zero goals. This means that mine site electrification, especially with renewable power will be a significant growth opportunity. Given its experience in the sector, Kenshaw is well positioned to benefit from future growth in the mining industry in Australia.

Revenue earned within Australia is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020

Generator sales and installation	5,206	11,479	23,579
Generator service and non-destructive testing	1,767	1,761	4,199
Motor sales and overhaul	5,315	5,169	1,565
Total revenue	12,288	18,409	29,343

While there is no material seasonality which impacts Kenshaw, in FY2022, the business continued to be adversely impacted by operational disruptions caused by absenteeism and supply chain disruption attributable to the COVID-19 pandemic. This has resulted in delays to the execution and completion of several projects and restricted access to clients’ sites, resulting in slower completion of scheduled works and hence revenue recognition, and higher costs in delivering contracted goods and services. Through the implementation of workplace health and safety best practices and adherence to public health directives, Kenshaw has been able to mitigate the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins. In addition, with most electrical equipment manufactured outside of Australia, the business has also had to adapt to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains.

Relationships with its primary suppliers enables Kenshaw to sell and service their equipment as a dealer or agent. The business is a primary supplier and service agent for Cummins, Deutz and CAT generators, and WEG electric motors, and maintains long-term relationships with other equipment manufacturers such as Siemens, Toshiba and Teco. This allows Kenshaw to offer a complete solution to its clients with flexibility of product choice.

With almost 500 active customers for the year ended June 30, 2022, the business is not solely reliant on one customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

VivoPower continues to believe that Kenshaw, through its experience, capability, and track record, is well positioned competitively to benefit from the strong growth outlook for Australian data centers, aged and health care infrastructure as well as the continued strength of the Australian mining sector.

Electric Vehicles

Tembo e-LV B.V. and subsidiaries, Tembo 4x4 e-LV B.V. and FD 4x4 Centre B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”) are specialist battery-electric and off-road vehicle companies that design and build electric battery conversion kits to replace internal combustion engines (“ICE”) in ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors.

During the year, Tembo has established subsidiaries and/or offices in both Australia as well as the United Arab Emirates (UAE), the Philippines and commenced preparations for the opening of U.K. operations.

Despite the global impact of the COVID-19 pandemic and following the completion of 100% acquisition of Tembo by VivoPower, Tembo was able to deliver some electric vehicle kits and generate long-term business opportunities from new and existing customers internationally. In June 2021, a definitive agreement was executed with Acces Industriel Mining Inc. (Acces) whereby Acces has exclusive distributorship rights in Canada for Tembo’s electric light vehicles in Canada. Under the agreement, Acces intends to purchase 1,675 Tembo e-LV conversion kits by December 2026.  In the same month, a non-binding heads of terms were signed with Artic Trucks Limited (“Arctic”), with a potential commitment from Arctic to purchase 800 Tembo e-LV conversion kits over the ensuing 5.5 years for the Nordic market (including Norway, Finland, Sweden and Iceland), with the definitive agreement expected to be signed shortly.  In July 2021, a definitive agreement was signed with Tembo’s existing Mongolian dealer, Bodiz International Group LLC (“Bodiz”), who intends to purchase 350 Tembo e-LV conversion kits by December 2026. In September 2021, GHH Germany signed a definitive distribution agreement with a commitment to purchase 3,000 conversion kits, covering 50 countries, over the next 5 years.

During the second half of the fiscal year, Tembo accelerated the development of its 72kWh battery platform for the Landcruiser model in accordance with the highest automotive product development process standards, including but not limited to Advanced Product Quality Planning (APQP) and Product & Design Validation Plans (PVP & DVP) in close cooperation with Toyota Motor Corporation Australia Limited (“Toyota Australia”). In recent months, Tembo’s team of engineers have collectively developed an enhanced product, which has been undergoing extensive and rigorous testing at the same time as the first customer prototype vehicles for this enhanced product are being assembled in Australia. The enhanced product has significantly more power along with a much-extended range and payload capability.

In parallel to the development activities, a network of preferred suppliers has been set up. These have been selected based on quality, safety and durability, amongst other criteria. Consideration has also been given to cost, delivery, service as well as other requirements that are dictated within the automotive industry, and to align with VivoPower’s sustainability goals and principles.

Furthermore, Tembo has been focusing on enhancing its quality standards and credentials, by obtaining, for example, the ISO 9001:2015 Quality Management Systems accreditation. In June 2022, also Tembo achieved ISO 14001:2015 certification for its Environmental Management Systems

In addition, the VivoPower board and leadership team have worked closely to assemble and transition to a Tembo management team that has further reinforced a culture of safety and quality as well as to identify and implement industry best practice occupational health and safety standards.

In May 2022, a Design Services Agreement ("DSA") was signed with Toyota Australia to formalize the development program between VivoPower, Tembo and Toyota Australia for electrification of Toyota Landcruiser vehicles, with an initial focus on the mining sector in Australia.

Tembo is focused on a number of objectives in the coming year, including securing additional distribution agreements globally, completing the development and commencement of full scale production of the 72kWh Toyota Landcruiser electric conversion kit, expanding its assembly and production capabilities in the Netherlands as well as in other markets, and advancing research and development into the next generation of electric conversion kits and batteries. In August 2022, Tembo entered into a Memorandum of Understanding with a Jordanian organization to sell, distribute and market 4×4 Toyota vehicles which have been fully electrified by Tembo (Electrified Vehicles) and/or the Tembo electrification conversion kit for Toyota 4×4 vehicles (Conversion Kits).

Under the proposed agreement, the Jordanian organization intends to sell 1,000 Tembo e-LV conversion kits from execution of this agreement until 30th September 2027.

Tembo is well placed to capitalize on the very strong increase in demand for fleet electrification solutions from customers in harder to decarbonize sectors such as mining, infrastructure and utilities.

Revenue earned within the Netherlands is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020

Conversion kits	789	137	-
Vehicle spec conversion	301	1,219	-
Accessories	400	38	-
Total revenue	1,490	1,394	-

As the table above illustrates, Tembo was able to increase revenues from delivery of EV conversion kits by 375% versus the previous year. However this was constrained by global supply chain and logistics delays that affected the whole industry. In addition, the increased revenues from sales of conversion kits was offset by a reduction in vehicle conversion revenues (as resources were re-directed to focusing on the new 72 kwH battery kit development).

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

The key differentiator of VivoPower’s strategy is that the Company intends to focus on delivering a holistic SES to customers that comprise the following 3 key elements:

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

In December 2021, VivoPower executed a Memorandum of Understanding signed with Relectrify, a leading supplier of battery energy storage systems utilizing second-life EV batteries, with the collaboration extended to explore future redeployment of Tembo batteries.

In August 2022 the Company has invested in an Green Gravity Energy Pty Ltd, an Australian company specializing in energy storage solutions in former mining locations.

Given that the SES business segment was established in early FY2021, it has generated minimal revenues to date. The Company expects there to be significant growth going forward, which will also necessitate investment in people and technology. VivoPower is actively working to originate new SES projects for both new and existing (through J.A. Martin and Kenshaw) customers of the VivoPower group of companies, with significant projects already proposed to major Australian mining companies.

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

VivoPower’s historic strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and (v) operation. Our business model has been to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model has been to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we entered into a development joint venture with Innovative Solar Systems, LLC (“ISS”) in April 2017 and in June 2021, VivoPower announced that it had secured full ownership of the remaining 50% of the equity interest in the portfolio from ISS for a nominal consideration of US$1.

United States Solar Development

VivoPower’s portfolio of U.S. solar projects is held by its now wholly owned subsidiary, Caret, LLC (“Caret”), owning a diversified solar project portfolio consisting originally of 38 solar projects in 9 states across the U.S. with a combined potential electrical generating capacity of 1.8 GW.

Of the 12 projects in the portfolio that were active at the start of the fiscal year, 4 additional projects were put on hold during the year ended June 30, 2022, in order to focus development efforts on the most advanced and economically attractive projects in the portfolio. As these projects were previously identified as being at high risk of being unviable, no value was attributed to them in the fair value assessment performed upon acquisition of a controlling interest in the portfolio in June 2021. Accordingly, no write off of capitalized project costs is required for the 4 projects that are on hold in FY2022.

The 8 remaining projects are all in Advanced stages of development as summarized below and all are being further developed for future sale and/or partnerships including in the context of the ‘power-to-x' strategy announced by the Company in August 2021 which is currently being pursued with a focus on joint venture opportunities in the sustainable cryptocurrency mining and high-performance computing data infrastructure sectors. The Company is currently actively evaluating partnership or joint development opportunities with cryptocurrency mining and data center developers in relation to a number of project sites in its US solar portfolio. However, no exclusive or definitive agreements have been executed during the year ended June 30, 2022. VivoPower expects a full realization within the next 12 to 24 months, although nearer term opportunities may be pursued if they arise.

				Early Stage		Mid Stage			Advanced Stage
Project	State	Capacity (MW)	Development Stage	Land Control	Interconnection Queue	Environmental Studies	Zoning / Use Permit	Interconnection Study	Interconnection Agreement	Power Purchase Agreement
Active Solar Projects
TX 75	TX	55	Advanced	✔	✔	✔	✔	✔	Eligible
NM 88	NM	87	Advanced	✔	✔	✔	✔
TX 144	TX	82	Advanced	✔	✔	✔	✔	✔	Eligible
TX 145	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 165	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 177	TX	34	Advanced	✔	✔	✔	✔	✔
TX 195	TX	41	Advanced	✔	✔	✔	✔	✔
TX 341	TX	28	Advanced	✔	✔	✔	✔	✔
TX 107	TX	93	On hold	✔	✔	✔	✔	✔	-
TX 137	TX	28	On hold	✔	✔	✔	✔	✔
TX 276	TX	55	On hold	✔	✔	✔	✔	✔
TX 307	TX	55	On hold	✔	✔	✔	✔	✔
Subtotal	12 Projects	682

Project	State	Capacity (MW)	Development Stage
Discontinued Solar Projects
SC 76	SC	21	Discontinued - FY21
FL 78	FL	75	Discontinued - FY20
GA 83	GA	27	Discontinued - FY21
SC 84	SC	30	Discontinued - FY19
GA 86	GA	27	Discontinued - FY21
GA 90	GA	27	Discontinued - FY21
SC 97	SC	28	Discontinued - FY19
GA 111	GA	27	Discontinued - FY21
GA 112	GA	20	Discontinued - FY19
SC 129	SC	28	Discontinued - FY21
SC 132	SC	28	Discontinued - FY21
FL 168	FL	43	Discontinued - FY20
TX 207	TX	83	Discontinued - FY21
WA 211	WA	56	Discontinued - FY21
KS 229	KS	69	Discontinued - FY21
CO 239	CO	55	Discontinued - FY21
KS 244	KS	34	Discontinued - FY21
OK 267	OK	41	Discontinued - FY21
CO 269	CO	55	Discontinued - FY21
KS 291	KS	34	Discontinued - FY21
TX 305	TX	41	Discontinued - FY21
CO 320	CO	41	Discontinued - FY21
FL 330	FL	41	Discontinued - FY20
OK 339	OK	69	Discontinued - FY21
WA 370	WA	74	Discontinued - FY21
CO 371	CO	86	Discontinued - FY21
Subtotal	26 Projects	1,160
Original Portfolio	38 Projects	1,842

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

C. Organizational Structure

VivoPower has 25 subsidiaries (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries owned directly and indirectly as at June 30, 2022.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
Caret, LLC	United States	100%	Operating company
Caret Decimal LLC	United States	100%	Operating company
VivoPower Pty Ltd	Australia	100%	Operating company
VivoPower WA Pty Ltd	Australia	100%	Operating company
VVP Project 1 Pty Limited	Australia	100%	Dormant
Amaroo Solar Pty. Ltd.	Australia	100%	Operating company
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	100%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
V.V.P. Holdings Inc.	Philippines	40%	Dormant
Tembo e-LV B.V.	Netherlands	100%	Holding company
Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
FD 4x4 Centre B.V.	Netherlands	100%	Operating company
Tembo EV Australia Pty Ltd	Australia	100%	Operating company
VivoPower International IMEA DMCC	United Arab Emirates	100%	Operating company

Notwithstanding only 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

We lease all our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. New leases were taken out for relocation of Kenshaw Electrical Pty Ltd to a new larger facility in Newcastle, New South Wales, and for the relocation of Tembo operations to a new larger facility in Eindhoven. Leased real property as at June 30, 2022 is as follows:

Company	Office Location	Purpose
VivoPower Pty Ltd	Sydney, Australia	SES and Solar Development
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Tomago, Australia [1]	Head office, manufacturing, service
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Gunnedah, Australia [1]	Regional service
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Mt Thorley, Australia [1]	Regional service
Kenshaw Electrical Pty Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical Pty Limited	Canberra, Australia	Regional service
Kenshaw Electrical Pty Limited	Sydney, Australia	Regional service
Tembo 4x4 e-LV B.V.	Eindhoven, Netherlands	Head office, workshop, service
VivoPower International PLC	London, United Kingdom	Corporate office

1 Properties leased by Kenshaw Solar as at June 30, 2022 were novated to ARA Electrical Engineering Services Pty Limited as part of the disposal of the ex-solar operations of Kenshaw Solar on July 1, 2022.

The Company has $3.7 million invested in property, plant, and equipment at June 30, 2022 (June 30, 2021: $2.6 million; June 30, 2020: $2.5 million). This includes plant and equipment of $0.7 million (June 30, 2021: $0.7 million; June 30, 2020: $0.5 million), motor vehicles of $0.2 million (June 30, 2021: $0.6 million; June 30, 2020: $0.5 million), computer equipment, fittings and equipment of $0.3 million (June 30, 2021: $0.2 million; June 30, 2020: $0.2 million), and right-of-use assets of $2.5 million (June 30, 2021: $1.0 million; June 30, 2020: $1.3 million), representing leases for property and motor vehicles.

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

Note, results reported in years ended June 30, 2021 and 2020 have been adjusted to exclude the results of the ex-solar operations of Kenshaw Solar (formerly JA Martin) and shown as a single line item in the income statement after profit after tax. Details of results for discontinued operations are included in Note 22 to the financial statements.

A. Operating Results

Overview

	Year Ended June 30
	2022			2021			2020
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Revenue from contracts with customers	22,448	15,168	37,616	23,975	16,436	40,411	33,129	14,857	47,986
Cost of sales	(20,308)	(13,842)	(34,150)	(19,614)	(14,470)	(34,084)	(27,701)	(13,184)	(40,885)
Cost of sales - COVID-19 disruption	(1,881)	-	(1,881)	-		-	-		-
Gross profit	259	1,326	1,585	4,361	1,966	6,327	5,428	1,673	7,101
General and administrative expenses	(13,326)	(1,485)	(14,811)	(9,651)	(1,482)	(11,133)	(4,225)	(1,254)	(5,479)
Gain/(loss) on solar development	(13)	-	(13)	769	-	769	1,589		1,589
Other income	662	324	986	960	552	1,512	432	292	724
Depreciation of property and equipment	(770)	(445)	(1,215)	(638)	(451)	(1,089)	(401)	(497)	(898)
Amortization of intangible assets	(850)	(322)	(1,172)	(815)	(352)	(1,167)	(546)	(322)	(868)
Operating (loss)/ profit	(14,038)	(602)	(14,640)	(5,014)	233	(4,781)	2,277	(108)	2,169
Restructuring and other non-recurring costs	(443)	-	(443)	(2,877)	(3)	(2,880)	(3,410)		(3,410)
Finance income	173	2	175	2,176	3	2,179	27	6	33
Finance expense	(8,604)	(174)	(8,778)	(2,450)	(140)	(2,590)	(2,974)	(208)	(3,182)
Loss before income tax	(22,912)	(774)	(23,686)	(8,165)	93	(8,072)	(4,080)	(310)	(4,390)
Income tax	1,968	149	2,117	138	(24)	114	(742)	29	(713)
Loss for the period	(20,944)	(625)	(21,569)	(8,027)	69	(7,958)	(4,822)	(281)	(5,103)

Adjusted EBITDA	(10,518)	166	(10,352)	(2,483)	1,035	(1,448)	3,224	711	3,935

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development, and Corporate Office.

During the year ended June 30, 2022, the Group (including discontinued operations) generated total revenue of $37.6 million, gross profit of $1.6 million, operating loss of $14.6 million and a net loss of $21.6 million. Of these amounts, continuing operations of the Group generated revenue of $22.4 million, gross profit of $0.3 million, operating loss of $14.0 million and a net loss of $20.9 million. For the year ended June 30, 2021, the Group (including discontinued operations) generated total revenue of $40.4 million, gross profit of $6.3 million, operating loss of $4.8 million, and a net loss of $8.0 million. For the year ended June 30, 2021, the Group generated continuing revenue of $24.0 million, gross profit of $4.4 million, operating loss of $5.0 million, and a net loss of $8.0 million.

Adjusted EBITDA (including discontinued operations) for the year ended June 30, 2022 was a loss of $10.4 million, compared to a loss of $1.4 million for the previous year. Adjusted EBITDA for continuing operations was a loss of $10.5 million, compared to a loss of $2.5 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

The results for the year ended June 30, 2022 reflect a challenging year, with numerous headwinds including strict COVID lockdowns in our key markets during the first half of the year, followed by supply chain shortages, extended logistics delays and COVID-19 related costs in the second half of the year which affected our ability to operate and deliver efficiently. Our financial results were adversely affected, with revenues constrained and group operating losses exacerbated by a US$1.9 million one off COVID driven loss in relation to the Bluegrass Solar project in Australia and foreign exchange impact.

Revenue in Critical Power Services (excluding discontinued operations) declined by $1.4 million to $21.0 million in the year, as a result of delays in delivery on orders, contracts and projects due to COVID-19 related lockdowns. Electric Vehicles contributed $1.5 million revenue in the year, with sales activity remaining limited in the current product development phase. There was no revenue contribution from Solar Development or Sustainable Energy Solutions in the year (year ended June 30, 2021: $0.2 million).

Gross profit (including discontinued operations) has reduced $4.7 million to $1.6 million, although this decrease was partly mitigated by $1.0 million other income (year ended June 30, 2021: $1.5 million) for government relief for COVID-19 allowance in Australia. Gross margins decreased in percentage terms from 16% to 4% as a result of COVID-19 lockdowns and impact on supply chain. This includes $1.9 million of non-recurring costs on the Blue Grass project in Kenshaw Solar (formerly J.A. Martin), specifically impacted by state border closures during the project execution phase. Excluding these non-recurring costs, gross margin was 9% including discontinued operations, and 10% for continuing operations. Electric Vehicles also contributed $0.01 million in gross profit (prior year: $0.1 million) while Solar Development contributed nil (prior year: $0.2 million).

The gain on Solar Development projects was net nil for the year ended June 30, 2022 comprised $0.1 million write off of costs incurred on uneconomic projects in Caret, offset by $0.1 million gain on sale of tangible assets in Critical Power Systems.

The results for the year ended June 30, 2022 also reflect a $3.7 million increase in general and administrative costs related to continuing operations to $13.3 million. The increase includes a$0.7 million increase in marketing expenses, a $0. 8 million increase in non-cash equity remuneration, and a $1.9 million increase in Corporate salaries, professional fees, IT expenses and investor relations costs to support worldwide growth.

The results of operations for the year ended June 30, 2022 include $0.4 million restructuring and other non-recurring costs. These costs include $0.4 million remediation provisions in Electric Vehicles, $0.2 million other restructuring costs in Corporate, offset by $0.1 million release of unutilized provision for disputed legal success fees following settlement in the year.

Net finance costs from continuing operations of $8.4 million for the year ended June 30, 2022 include $3.4 million interest on related party loans, $4.5 million net foreign exchange losses and $0.2 million dividends from Aevitas Preference Shares.

As at June 30, 2022, the Group’s current assets were $21.2 million (as at June 30, 2021: $24.0 million; June 30, 2020: $20.5 million), which was comprised of $1.3 million (as at June 30, 2021: $8.6 million; June 30, 2020: $2.8 million) of cash and cash equivalents, $1.2 million restricted cash (as at June 30, 2021: $1.1 million; June 30, 2020: $1.0 million;), $9.0 million (as at June 30, 2021: $12.7 million; June 30, 2020: $12.6 million) of trade and other receivables, and $8.2 million (as at June 30, 2021: nil, June 30, 2020: $4.1 million) of assets held for sale related to the JAM ex-solar segment sale and Caret LLC (formerly ISS Joint Venture) portfolio, following acquisition of the remaining 50% of the joint venture by the Company.

Current liabilities were $22.9 million as at June 30, 2022 (as at June 30, 2021, $13.4 million; June 30, 2020: $19.7 million). The increase reflects additional shareholder loans and accrued interest.

Current asset-to-liability ratio as at June 30, 2022 was 0.92:1 (as at June 30, 2021: 1.79:1; June 30, 2020: 1.04:1).

As at June 30, 2022, the Company had net assets of $22.0 million (as at June 30, 2021 $40.4 million; June 30, 2020: $17.9 million), including intangible assets of $40.1 million (as at June 30, 2021: $47.4 million; June 30, 2020: $29.8 million). Property, plant and equipment increased to $3.7 million as at June 30, 2022 from $2.6 million as at June 30, 2021, reflecting additional leased properties, less depreciation and assets transferred to assets held for sale.

Cash outflow for the year ended June 30, 2022, was $6.9 million, arising from cash inflow from financing activities of $3.6 million and cash used in investing activities of $5.3 million less cash inflow from operating activities of $5.1 million. At June 30, 2022, the Company had cash reserves of $1.3 million (June 30, 2021: $8.6 million) and debt of $28.6 million (June 30, 2021: $23.1 million), giving a net debt position of $27.3 million (June 30, 2021: $14.5 million).

Net cash outflows from investing activities of $5.3 million in the current year comprised $1.2 million net purchases of property, plant and equipment and a net $4.3 million cash outflow which includes additional intangibles pertaining to capitalized staff costs.

Cash inflows from financing activities of $3.6 million in the year ended June 30, 2022 comprises primarily $4.2 million interest on borrowings, primarily AWN loan less finance expense paid amounting to $0.6.

Year Ended June 30, 2022, Compared to Year Ended June 30, 2021

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales – COVID-19 disruption	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,578)	(1,660)	(7,440)	(13,326)	(1,485)	(14,811)
Gain/(loss) on solar development	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating profit/(loss)	(1,695)	(219)	(3,035)	(1,640)	(7,449)	(14,038)	(602)	(14,640)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,438)	(1,617)	(7,518)	(22,912)	(774)	(23,686)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(3,863)	(1,425)	(7,666)	(20,944)	(625)	(21,569)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue from contracts with customers	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales – COVID-19 disruption	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Gain/(loss) on solar development	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	(2,799)	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue	33,057	69	-	-	3	33,129	14,857	47,986
Costs of sales - other	(27,681)	(20)	-	-	-	(27,701)	(13,184)	(40,885)
Cost of sales - COVID-19 disruption	-	-	-	-	-	-	-	-
Gross profit	5,376	49	-	-	3	5,428	1,673	7,101
General and administrative expenses	(1,491)	(469)	-	-	(2,265)	(4,225)	(1,254)	(5,479)
Gain/(loss) on solar development	41	1,548	-	-	-	1,589	-	1,589
Other income	432	-	-	-	-	432	292	724
Depreciation and amortization	(899)	(45)	-	-	(3)	(947)	(819)	(1,766)
Operating profit/(loss)	3,459	1,083	-	-	(2,265)	2,277	(108)	2,169
Restructuring and other non-recurring costs	(124)	(1,296)	-	-	(1,990)	(3,410)	-	(3,410)
Finance expense - net	(1,234)	(9)	-	-	(1,704)	(2,947)	(202)	(3,149)
Profit/(loss) before income tax	2,101	(222)	-	-	(5,959)	(4,080)	(310)	(4,390)
Income tax	(14)	(728)	-	-	-	(742)	29	(713)
Loss for the year	2,087	(950)	-	-	(5,959)	(4,822)	(281)	(5,103)

Income Statement from continuing operations

Revenue

Revenue from continuing operations for the year ended June 30, 2022 decreased $1.5 million or 6% to $22.4 million, from $24.0 million in the year ended June 30, 2021. Revenue from continuing operations for the year ended June 30, 2021 decreased $9.2 million or 28% to $24.0 million, from $33.1 million in the year ended June 30, 2020.

Revenue from continuing operations by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Electrical products and related services	$20,958	$22,581	$33,126
Electric vehicles & related products & services	1,490	1,394	-
Other	-	-	3
Total revenue	$22,448	$23,975	$33,129

The sale of electrical products, related services and solutions is generated from our Australian-based Critical Power Services businesses and is focused on the design, supply, installation and maintenance of power and control systems. Revenue generated in these operations is recognized in two ways. On smaller projects, revenue is recognized when the project is completed and is invoiced at that time. On larger projects, revenue is recognized on the achievement of specific milestones defined in each individual project. When the milestones and performance obligations are reached, the customer is invoiced, and the revenue is then recognized.

Revenue from continuing operations from electrical products, related services and solutions for the year ended June 30, 2022, of $21.0 million decreased $1.6 million compared to the $22.6 million earned for the year ended June 30, 2021. This is primarily a result of COVID related lockdowns causing project deferrals and delays to completion of scheduled projects and contracts. In addition, the decline of the Australian dollar versus the US dollar also adversely affected results in US dollar terms.

Revenue from electric vehicles, related products, services and solutions is generated from our Electric Vehicles businesses in the Netherlands: Tembo 4x4 and FD 4x4 Centre and is focused on electric vehicle conversion kits, and vehicle ruggedization products. Revenue generated in these operations is recognized when the products are delivered to customers.

Revenue from electric vehicles and related products and services amounted to $1.5 million for the year ended June 30, 2022 compared to $1.4 million for the year ended June 30, 2021. Sales of electric vehicle kits grew by 375% for the year but remained relatively limited due to supply chain and logistics delays that affected the whole industry. The growth in electric vehicle kit revenues was offset by a decline in the legacy Tembo 4x4 vehicle conversion revenues.

Revenue from continuing operations by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Australia	$20,958	$22,581	$33,129
Netherlands	1,490	1,394	-
United States	-	-	-
Total revenue	$22,448	$23,975	$33,129

Australian revenue of $21.0 million for the year ended June 30, 2022 comprised solely of $21.0 million revenue from Critical Power Services provided by Kenshaw and Kenshaw Solar (formerly J.A. Martin). This compares to $22.6 million in the year ended June 30, 2021 and $33.1 million for the year ended June 30, 2020. The decrease in Australian revenue in the year ended June 30, 2022, compared to the prior year, is primarily driven by the impact of COVID-19 on business operations.

Netherlands revenue was $1.5 million for the year ended June 30, 2022 and $1.4 million for the year ended June 30, 2021, representing contribution from the Electric Vehicle business unit, Tembo building on sales recorded during the period since acquisition in November 2020.

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2022 (year ended June 30, 2021: none).

Cost of Sales

Cost of sales from continuing operations by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Electrical products and related services - other	$18,804	$18,322	$27,681
Electrical products and related services – COVID-19 disruption	1,881	-	-
Electric vehicles & related products & services	1,504	1,292	-
Other revenue	-	-	20
Total cost of sales	$22,189	$19,614	$27,701

Total cost of sales from continuing operations were $22.2 million for the year ended June 30, 2022, as compared to $19.6 million for the year ended June 30, 2021, and $27.7 million for the year ended June 30, 2020.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales. Cost of sales electrical products and related services for the year ended June 30, 2022 included $1.9 million of non-recurring costs on Blue Grass project in Kenshaw Solar. Other Cost of sales related to electrical products and related services was $18.8 million for the year ended June 30, 2022, as compared to $18.3 million for the year ended June 30, 2021 and $27.7 million for the year ended June 30, 2020. The increase in cost of sales was primarily driven by the impact of COVID-19 on business operations.

Cost of sales related to electric vehicles and related products consists of material purchases and direct labor costs and any other costs directly attributable to assembly. Cost of sales related to electric vehicles and related products were $1.5 million for the year ended June 30, 2022 and $1.3 million for the year ended June 30, 2021.

Gross Profit

Gross profit from continuing operations by product and service is as follows:

Gross profit/(loss) by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Electrical products and related services	$273	$4,259	$5,445
Electric vehicles & related products & services	(14)	102	-
Other revenue	-	-	(17)
Total gross profit	$259	$4,361	$5,428

The Company’s gross profit from continuing operations is equal to revenue less cost of sales and totaled $0.3 million (including one-off COVID-19 disruption costs on Blue Grass project: $1.9 million) for the year ended June 30, 2022, and $4.4 million for the year ended June 30, 2021, and $5.4 million for the year ended June 30, 2020. This represents gross margins of 1.2% in FY2022 (9.5% excluding one-off COVID-19 disruption costs), compared to 18.2% in FY2021 and 16.4% in FY2021.

The gross profit from electrical products and related services (the Critical Power Services business) was $0.3 million (excluding one-off COVID-19 disruption costs on Blue Grass project: $2.1 million) for the year ended June 30, 2022, which represents a gross margin of 1.3% (excluding one-off COVID-19 disruption costs: 10.3%). This compares to gross profit of $4.3 million for the year ended June 30, 2021 (gross margin of 8.9%) and $5.4 million for the year ended June 30, 2020 (gross margin 16.4%).

The Electric Vehicle business generated a gross loss gross of ($0.01) million as compared to the gross profit of $0.1 million for the year ended June 30, 2021. This represented a gross margin of (0.9%) for the year ended June 30, 2022 and 7.3% for the year ended June 30, 2021, reflecting high unit costs at low volumes of demonstration vehicles during product development phase.

General and Administrative Expenses

	Year Ended June 30
(US dollars in thousands)	2022	2021
Salaries and benefits	$8,535	$6,539
Professional fees	1,848	1,360
Insurance	474	527
Travel	141	54
IT licensing and support	482	279
Marketing and public relations	1,279	561
Office and other expenses	567	331
Total general and administrative expenses	$13,326	$9, 651

General and administrative expenses from continuing operations increased by $3.7 million to $13.3 million for the year ended June 30, 2022, compared to $9.7 million for the year ended June 30, 2021. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, marketing, office and other expenses, as well as vesting at grant date share price of non-cash equity incentive costs of share awards previously granted under the Company’s Omnibus Incentive Plan, in accordance with IFRS 2 Share-based Payments.

Salaries and benefits were $8.5 million for the year ended June 30, 2022, (year ended June 30, 2021, $6.5 million), accounting for 64.0% of total general and administrative expenses, (year ended June 30, 2021, 67.8%). Non-cash equity incentive costs contributed $1.9 million (year ended June 30, 2021: $1.1 million) to the salaries and benefits expense. Underlying cash salaries and benefits of $6.6 million increased by $1.2 million or 21.5% in the year, reflecting headcount growth and wage inflation.

Professional fees of $1.8 million for the year ended June 30, 2022 or 13.9% of total general and administrative expenses (year ended June 30, 2021, $1.4 million), were comprised of audit and accounting fees, consulting fees to support business development and legal fees. The $0.5 million increase in the year including $0.1 million in the new Electric Vehicles segment for the eight months since acquisition of Tembo e-LV $0.3 million in Corporate Office segment due to increased activity to support hyperscaling growth activities, including additional investor relations costs, and $0.2 million in the Critical Power Systems segment.

Insurance expense of $0.5 million for the year ended June 30, 2022 was marginally lower than the $0.5 million for the year ended June 30, 2021 following a change in underwriter.

IT licensing and support expenses represent the cost of accounting, operations, email and office, file storage, and security software products and licenses. IT expenses increased by $0.2 million to $0.5 million for the year ended June 30, 2022, comprising $0.2 million in the Corporate Office segment due to increased activity to support hyperscaling growth activities.

Marketing expenses include promotional advertisements, trade shows. Marketing costs of $1.3 million for the year ended June 30, 2022 comprised primarily of costs associated with SES, including the Tottenham Hotspur Football Club (“THFC”) battery partnership and marketing arrangements. The $0.7 million increase reflects a partial year of marketing campaign at THFC in the prior year.

Office and other expenses include office and meeting space rental, communication, bank fees and general office administrative costs. Office and other expenses of $0.6 million for the year ended June 30, 2022 increased by $0.2 million in the year, due to the contribution of the Electric Vehicles segment since acquisition of Tembo e-LV.

Gain/(loss) on Solar Development

Gain on Solar Development projects was nil for the year ended June 30, 2022 comprised $0.1 million write off of costs incurred on uneconomic projects in Caret, offset by $0.1 million gain on sale of tangible assets in Critical Power Systems. This compares to a $0.8 million gain in the year ended June 30, 2021, comprising a $0.9 million bargain purchase gain on acquisition of the remaining 50% interest in Caret LLC offset by a $0.2 million loss on solar development projects in VivoPower Pty Ltd in Australia.

In the year ended June 30, 2020 a gain of $1.6 million arose principally on disposal of onerous contract obligations on the sale of VivoRex LLC in July 2019 and included a gain on sale of Sun Connect Solar portfolio projects in Australia in October 2019, offset by losses on discontinued solar development projects in Caret LLC (previously ISS Joint Venture).

Other Income

Other income of $0.7 million for the year ended June 30, 2022 comprises COVID-19 relief grants in Critical Power Services in Australia, as compared to $1.0 million for the year ended June 30, 2021.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2022, was $3.7 million (June 30, 2021: $2.6 million).

Tangible asset	Estimated useful life (in years)
Computer equipment		3
Fixtures and fittings	3	to	20
Motor vehicles		5
Plant and equipment	3.5	to	10
Right-of-use assets	Remaining term of lease

Amortization costs relate to the amortization of intangible assets generated on the acquisition of:

●	VivoPower Australia and Aevitas - customer relationships and trade names
●	Caret LLC - solar project development expenditure
●	Tembo - customer relationships and trade names

The intangible assets identified above, and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Development expenditure	5	to	10
Customer relationships		10
Trade names	15	to	25
Favorable supply contracts		15
Other		5

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2022.

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

The Group prepares cash flow forecasts using the approved budgets for the coming fiscal year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

The CGU represented by Aevitas O Holdings Limited (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 11% (June 30, 2021: 10%; June 30, 2020: 10.6%) and annual growth rate of 3% per annum.

The solar element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.3% (June 30, 2021: 10.7%), an average annual growth rate in years 1-5 of 72% during the rapid growth phase of the business, with an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 11% and average annual growth rate of 280% per annum in years 1-5. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by Caret LLC solar projects was assessed to have a value in excess of its carrying value and hence no adjustments to capitalized development costs were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.2%, $2.3 million free cash flow from project sales in years 1-4, 26% retained equity interest post spin off deal, resulting in first post funding round free cash flow in year 5; 3% growth beyond year 5.

Restructuring and Other Non-Recurring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Corporate restructuring - legal and other fees	$189	$179	$1,031
Corporate restructuring - litigation provision	(128)	2,042	1,104
Corporate restructuring - detailed review, sales campaign and termination costs on solar projects	-	-	1,112
Corporate restructuring – workforce reduction	-	-	163
Relocation	-	27	-
Remediation costs	382	-	-
Acquisition related costs	-	629	-
Total restructuring costs	$443	$2,877	$3,410

In the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and one-off remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims.

In the year ended June 30, 2021, the Company incurred non-recurring costs for legal fees as well as a litigation provision relating to legal costs and settlement monies pertaining to the Comberg Claims of $0.2 million and $2.0 million respectively (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”). For the year ended June 30, 2020, the legal fees and litigation provision for the Comberg Claims were $1.0 million and $1.1 million respectively. The Company also incurred non-recurring legal, accounting, tax advisory and due diligence costs of $0.6 million related to the acquisition of Tembo e-LV in November 2020.

Cost of restructuring and terminating projects in the years ended June 30, 2020 included the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons, and cost of detailed review and sales campaign for the ISS Joint Venture portfolio in the U.S..

Finance Income and Expense

Finance income of $0.2 million and $2.1 million for the years ended June 30, 2022 and 2021 comprise foreign exchange gains for the year.

Finance expense of $8.4 million for the year ended June 30, 2022 consists primarily of interest expense associated with the interest payable on outstanding related party loans with AWN and foreign exchange losses.

In the year ended June 30, 2022, the Company incurred finance costs on AWN loans of $3.4 million, interest on Aevitas Preference Shares of $0.2 million, interest on lease liabilities of $0.1 million and foreign exchange losses of $4.7 million.

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

The components of net finance expense from continuing operations are as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
AWN loans	$3,351	$1,986	$1,653
Convertible preference shares and loan notes	217	1,228	1,185
Debtor invoice financing	24	96	174
Interest on leases	133	91	95
Other finance costs	170	90	73
Foreign exchange loss/(gain)	4,536	(2,222)	(233)
Waived dividends and interest on convertible preference shares and loan notes	-	(995)	-
Total net finance expenses	$8,431	$274	$2,947

Foreign exchange gain/losses consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature. AWN loans of $25.4 million are mostly denominated in USD, upon which there is no foreign currency risk.

Income Tax

We are subject to income tax for the year ended June 30, 2022 at rates of 19%, 21%, 26% to 30% and 15% to 25.4% in the U.K., the U.S., Australia and the Netherlands respectively. We use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS Standard IAS 12 Income Taxes, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credits.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for our products and services. Our business and revenues depend on the demand for our products and services. The market demand for electric vehicles, critical power services, sustainable energy solutions and solar development projects is heavily influenced by a range of factors that include the governmental economic, fiscal, and political polices at both the national and state levels in the U.S., Australia, Europe, the United Kingdom and the rest of the world, as well as global economic and political factors affecting the cost, availability, and desirability of renewable energy, other energy sources. Other external factors such as the COVID-19 pandemic and geopolitical tension in Ukraine may also affect demand for our products and services.

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

Delivering electric vehicle products and services to customers’ requirements and regulatory standards. Following the acquisition of Tembo, we signed distribution agreements with a number of partners globally, to sell Tembo EV conversion kits. In addition, we signed a design and service agreement with Toyota Australia to provide electrification solutions for the Toyota Landcruiser model, with a focus initially on-off road applications in Australia. Meeting the technical specifications, quality and safety standards of our customers and partners is a key driver of ensuring Tembo’s brand, reputation, revenue and future prospects. Product failures in service could leave us exposed to future warranty claims. Failure to meet the required regulations and standards in the markets we serve could require product recalls and fines and penalties.

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

Supply chain execution. Materials deliveries from suppliers are at risk of disruption due to external events and factors such as COVID-19, semiconductor shortages and conflict in Ukraine. Overcoming challenging supply chain issues is a key factor in our businesses being able to deliver goods and services to our customers in line with their requirements and meet our revenue growth targets.

Inflation. The economic volatility attributable to COVID-19 and Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and VivoPower’s business.

Ability to secure capital at attractive rates and terms. Our businesses are capital intensive requiring significant investment in operational expenditure and capital expenditure to realize the growth potential of our electric vehicle, critical power services, sustainable energy solutions and solar development businesses. In addition, we are subject to significant and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial legal and financial compliance costs. As a result, we expect to require some combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business.

Currency fluctuations. We conduct business in the U.S., Australia, United Arab Emirates, the Netherlands and the U.K. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British Pound, the Euro and the Australian dollar.

Ability to attract and retain talent. We are looking to rapidly hyperscale our business in the face of fierce competition for talent and short timeframes. To achieve our operational goals, we need to attract high caliber talent quickly.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the year ended June 30, 2022 were $4.2 million from AWN short-term loans and $0.3 million net proceeds from capital raises. Our principal uses of cash have been $5.1 million outflow from operating activities, including $14.3 million growth focused operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments less a $9.2 million decrease in working capital comprising movements in trade and other receivables and payables, $0.6 million payment of interest on AWN loans,  $1.2 million purchase of property, plant and equipment including capitalized lease facilities in Tembo and Kenshaw, $4.3 million development capital expenditure in Tembo and Caret LLC.

Our principal sources of liquidity in the year ended June 30, 2021 were $32.0 million net proceeds from capital raises and $0.4 million proceeds from sale of solar projects. Our principal uses of cash have been $5.0 million outflow from operating activities, including net inflows in Critical Power Services offset by growth operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments, a $10.4 million increase in working capital primarily comprising a decrease in trade and other payables, $2.1 million net cash outflow on the acquisition of Tembo e-LV, comprising $7.1 million consideration less $4.9 million acquired cash, $2.2 million repayment of AWN related party loan principal, $5.3 million payment of interest on the AWN loan, Aevitas hybrids and other borrowings, including catch up of related party arrears,  $0.9 million purchase of property, plant and equipment and $0.5 million net repayment of variable short term debtor finance facilities for J.A. Martin and Kenshaw.

Our principal sources of liquidity in the year ended June 30, 2020, were cash generated by our operating activities in the Critical Power Services segment, $1.0 million proceeds from the sale of the Sun Connect Solar projects in Australia, a $1.3 million short-term shareholder loan, $0.3 million in bank loans and $0.3 million chattel mortgages for motor vehicle purchases. Our principal uses of cash were financing costs of $0.5 million, $0.1 million repayment of leases, loans from related parties and a decrease in debtor finance facilities, capital expenditure of $0.9 million in the Critical Power Services segment and $0.3 million in the Solar segment and working capital and general corporate purposes.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2022, 2021 and 2020:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020

Net cash provided by (used in) operating activities	(5,130)	(15,377)	(4,573)
Net cash provided by (used in) investing activities	(5,343)	(2,682)	294
Net cash provided by (used in) financing activities	3,555	23,537	22
Total cash flow	(6,918)	5,478	(4,257)

Operating Activities

Our net cash outflow from operating activities in the year ended June 30, 2022, was $5.1 million. This was attributable to a net inflow from working capital movements of $9.2 million and a net cash outflow after tax from operations of $14.3 million. The working capital movements of $9.2 million comprise of increase in trade and other payables of $6.2 million, decrease in trade and other receivables of $3.4 million, decrease in inventory of $0.1 million and a decrease in provisions of $0.6 million. The $14.3 million outflow after tax from operations consists of the $21.6 million loss, other non-cash and non-operating components of earnings including $1.9 million share-based payments, $5.3 million of net finance expense, $0.8 million gain on solar development and $1.9 million depreciation and amortization less $1.9 million tax credits.

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

Investing Activities

Net cash outflow from investing activities of $5.3 million in the year ended June 30, 2022 comprised of $1.2 million investment in property, plant and equipment in particular new leased properties for Tembo and Kenshaw, and a net $4.3 million cash outflow attributable to additional investment in capital projects in Tembo and Caret.

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

No companies were acquired by the Group in the year ended June 30, 2022. In the year ended June 30, 2021, two acquisitions were consummated. These comprised Tembo e-LV B.V. and subsidiaries, for cash consideration of $7.1 million, or $2.2 million net of cash acquired, and Caret, LLC (formerly Innovative Solar Ventures I, LLC), for cash consideration of $1, also $l net of cash acquired. There was no acquisition activity for the year ended June 30, 2020.

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

Financing Activities

Cash generated from financing activities for the year ended June 30, 2022, was $3.6 million. This comprised $4.2 million AWN short term loans and $0.2 million capital raises net of capital raise costs. This is partly offset by $0.6 million interest paid to AWN on shareholder loans, and other financing costs.

Cash generated from financing activities for the year ended June 30, 2021, was $23.5 million. This comprised $32.6 million capital raise proceeds, net of $2.8 million capital raise costs, less $0.4 million lease repayments in Critical Power Services businesses, $2.2 million repayment of AWN related party loan principal, $0.5 million net repayments against the debtor finance facility in Critical Power Services businesses and $5.3 million AWN loan and Aevitas hybrid interest, including catch up on amounts accrued from prior periods.

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

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30
(US dollars in thousands)	2022	2021	2020

Current liabilities:
Debtor financing	-	-	508
Lease liabilities	1,333	669	641
Project financing agreement	-	59	-
Short-term shareholder loan	4,285	-	-
Bank loan	145	152	66
Chattel mortgage	142	88	51
Other borrowings	32	36	46
	5,937	1,004	1,312
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	21,121	21,175	23,401
Lease liabilities	1,131	326	714
Financing agreement	108	183	-
Bank loan	-	159	278
Chattel mortgage	264	244	249
	22,624	22,087	24,642
Total borrowings	28,561	23,091	25,954

Tembo, Kenshaw Solar and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the year ended June 30, 2022, lease liabilities have increased by $1.5 million to $2.5 million, following $1.0 million capitalization of a new leased right-of-use asset in December 2021 in Kenshaw Electrical Pty Ltd, on relocation to a new larger facility in Newcastle, New South Wales, and $1.0 million in May 2022 due to the relocation of Tembo operations to a new larger facility in Eindhoven, offset by lease payments in the year and transfer of $0.2 million of lease liabilities to liabilities held for sale following announcement of the sale of the ex-solar business of Kenshaw Solar to ARA. The obligation for future minimum lease payments under the facilities are as follows:

	Minimum lease payments			Present value of minimum lease payments
	As at June 30			As at June 30
(US dollars in thousands)	2022	2021	2020	2022	2021	2020

Amounts payable under finance leases:
Less than one year	546	683	695	444	669	641
Later than one year but not more than five	2,546	379	759	2,020	326	714
	3,092	1,062	1,454	2,464	995	1,355
Future finance charges	(627)	(67)	(98)	-	-	-
Total obligations under leases	2,465	995	1,356	2,464	995	1,355

During the year ended June 30, 2021, $0.1 million of new leases were added and $0.5 million of payments were made.

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly installments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee were agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

On June 30, 2022 further amendments to the loan were agreed with AWN, (i) to defer repayment of principal to commence on October 01, 2023, with repayments over 60 months to September 30, 2028, (ii) to defer interest payments from October 01, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least US$25 million, and b) October 01, 2023.

During the period from October 01, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum Prepayment of US$1,000,000 is made, the interest rate and line fee will increase to 10.00% and 2.00% per annum respectively. The previous refinancing fee of $0.34 million remains accruing but becomes payable at the earlier of a) US$1.0 million prepayment being made or b) October 01, 2023.A new facility extension fee of $0.355 million was agreed with AWN, to accrue immediately but becoming payable on October 01, 2023.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 01, 2022. The term of the loan was initially set as April 30, 2022, then extended to the earlier of October 01, 2023 or the completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A facility extension fee of $29,000 (A$40,000) is payable on October 01, 2023.

A short term $3.0 million loan was provided from AWN Holdings to Aevitas O Holdings Pty Limited on February 22, 2022, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The initial expiry date of May 13, 2022 was extended to the earlier of a) October 01, 2023 or the b) completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A new facility extension fee of US$85,000 was also agreed to accrue immediately, but payable on October 01, 2023.

The Group maintained a A$2.1 million debtor finance facility to support its working capital requirements in JA Martin, of which nil was drawn at June 30, 2022 (June 30, 2021: nil; June 30, 2020: $0.5 million). Following sale of ex-solar JA Martin operations on July 01, 2022, the JA Martin debtor finance facility was cancelled, but indicative terms for a new facility with a limit of A$2.5 million and variable interest rate that is currently 7.75% have been received by Kenshaw, as well as a trade finance facility of $0.5 million.

Cash Reserves and Liquidity

Cash reserves at June 30, 2022, of $1.3 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	1,180,898	813,739
EUR	284,102	296,940
USD	110,941	110,941
GBP	51,731	62,738
Total cash reserve		1,284,358

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

F. Contractual Obligations and Commitments

The following table represents our contractual obligations, aggregated by type:

Year Ended June 30, 2022 (US dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligations, principal	$26,098	$4,604	$11,283	$10,211	$-
Debt obligations, interest	-	-	-	-
Lease obligations	2,464	506	846	1,112	-
Total contractual obligations	$28,562	$5,110	$12,129	$11,323	$-

	Payments Due by Period
Year Ended June 30, 2021 (US dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligations, principal	$22,096	$411	$11,424	$10,261	$-
Lease obligations	995	669	326	-	-
Total contractual obligations	$23,091	$1,080	$11,750	$10,261	$-

	Payments Due by Period
Year Ended June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligations, principal	$19,909	$1,667	$18,242	$-	$-
Debt obligations, interest	3,487	2,192	1,295	-	-
Operating Lease obligations	1,991	692	1,077	222	-
Total contractual obligations	$25,387	$4,551	$20,614	$222	$-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1) (4)	49	Chairman	April 27, 2016
Matthew Cahir (3)	57	Non-Executive Director	June 16, 2020	March 17, 2022
Peter Jeavons (1) (2) (3) (4)	57	Non-Executive Director	June 16, 2020
William Langdon (1) (2) (3)	61	Non-Executive Director	June 16, 2020
Michael Hui	42	Non-Executive Director	January 22, 2020
Gemma Godfrey (1)(2)(3)(4)	38	Non-Executive Director	December 15, 2020

Executive Officers:
Kevin Chin (1) (4)	49	Chief Executive Officer	March 25, 2020

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin is the Chairman of AWN, which is a beneficial owner of 47.5% of VivoPower as at June 30, 2022 (42.8% as at August 31, 2022) and is the beneficial owner of 9.6% of VivoPower as at June 30, 2022 (8.6% as at August 31, 2022), primarily through The Panaga Group Trust (4.9%) and Arowana Partners Group Pty Ltd (4.4%).

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

Matthew Cahir

Matthew Cahir served as Director and Chairman of the Nominations Committee until his resignation on March 17, 2022.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2022 and year ended June 30, 2021.

Year Ended June 30, 2022	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$91,029	$-	$-	$-	$-	$91,029
Matthew Cahir 2	$38,336	$-	$-	$-	$-	$38,336
Peter Jeavons 3	$69,000	$-	$-	$-	$-	$69,000
William Langdon 3	$61,500	$-	$-	$-	$-	$61,500
Michael Hui 4	$50,000	$-	$-	$8,718	$-	$58,718
Gemma Godfrey 5	$58,000	$-	$-	$-	$-	$58,000
Executive Officers:
Kevin Chin 7	$434,969	$51,388	$-	$273,039	$-	$759,396

1

Mr. Chin is paid a salary of £68,000 ($92,029) per annum as Chairman during the year, payable to Arowana Partners Group Pty Ltd. In addition to his monthly salary, along with other directors of the Company, on December 14, 2020, Mr. Chin was granted 7,788 ($50,000) Restricted Stock Units (“RSUs”) vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer.

2	Mr. Cahir was paid a salary of $50,000 per annum in cash from July 1, 2021 through February 2022 as a result of his resignation as a director on March 17, 2022.

Mr. Cahir was also paid a consulting fee as President of VivoPower USA and sales director for electric vehicles, via Middleburg Juice Company, LLC. The Remuneration Committee (with Mr. Cahir recused) approved an extension to Mr. Cahir’s consulting agreement effective July 1, 2021, with cash remuneration of $32,000 per month and healthcare allowance of $5,000 per month. Following his resignation on March 17, 2022, the Committee approved the continued monthly payment of $32,000 per month and healthcare allowance of $5,000 per month until the end of his notice period on September 17, 2022, in accordance with the terms of his contract. In December 2021, the Committee approved an equity award of 70,000 ($229,600) RSUs in relation to short term incentives for the year ended Jun 30, 2021, vesting in December 2021. In addition, the Committee approved the following equity awards to Mr. Cahir following his resignation in March 2022, being fulfilment of business development incentives for the year ended June 30, 2022:

●	a business development payment of 182,432 ($270,000) RSUs, vesting May 01, 2022;
●

a business development stretch payment of 109,459 ($162,000) RSU’s vesting conditional on certain commercial settlement goals being achieved. These goals were achieved and RSU’s vested during the year ended June 30, 2022.

●	a business development upside payment of 36,486 ($54,000) RSUs vesting conditional on certain commercial settlement goals being achieved. This condition remains outstanding as at August 30, 2022.
●	2.5 points in a future Caret Omnibus incentive plan.

3

Mr. Jeavons is paid a salary of $50,000 per annum during the year. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee and $4,000 annual fee as member of the audit and risk committee. Mr. Jeavons elected to receive 75% of all his fees for the year in equity (7,099 RSUs), 25% in cash.

4

Mr. Langdon is paid a salary of $50,000 per annum during the year. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee and $4,000 annual fee as member of the remuneration committee. Mr. Langdon elected to receive 100% of his salary as equity (1,989 RSUs) and 100% of his committee fees in cash.

5

Mr. Hui is paid a salary of $50,000 per annum during the year. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 8,124 RSUs ($6,093) vested in the current year.

6

Mrs. Godfrey is paid a salary of $50,000 per annum Mrs. Godfrey also received $4,000 annual fee as member of the audit and risk committee and $4,000 as member of the remuneration committee. Mrs. Godfrey elected to receive 25% of her salary and committee fees as equity; 75% in cash.

7

Comprises £325,000 base salary, £38,000 annual professional development allowance. In December 2021, the Remuneration Committee approved an equity award of 70,000 ($229,600) RSUs in relation to short term incentives for the year ended June 30, 2021, vesting in December 2021. Mr. Chin also receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 40,479 RSUs ($30,359) vested in the current year.

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

1

Mr. Chin was  paid a salary of £68,000 ($92,119) per annum as Chairman during the year ended June 30, 2021, payable to Arowana Partners Group Pty Ltd. In addition to his monthly salary, along with other directors of the Company, on December 14, 2020, Mr. Chin was granted 7,788 ($50,000) RSUs (“Restricted Stock Units”) vesting in the year ended June 30, 2021, to bring compensation in line with market levels as benchmarked by Pearl Meyer.

2

Mr. Cahir was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year ended June 30, 2021 were elected to be received as 41,533 RSUs. On December 14, 2020, Mr. Cahir was also granted 7,788 ($50,000) RSUs vesting in the year ended June 30, 2021, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Cahir also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the remuneration committee.

Mr. Cahir was also paid a consulting fee as President of VivoPower USA and sales director for electric vehicles, via Middleburg Juice Company, LLC. The Remuneration Committee (with Mr. Cahir recused) approved an extension to Mr. Cahir’s consulting agreement effective July 1, 2021, with cash remuneration of $32,000 per month and healthcare allowance of $5,000 per month. In addition, Mr. Cahir was entitled to a $27,000 per month sales incentive payable in shares in the Company after two years, based on the Company share price at June 02, 2021, subject to Company performance and existing and future sales agreements being realized in-line with the Company’s revenue goals and expectations.

3

Mr. Jeavons was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year ended June 30, 2021 were elected to be received as 41,533 RSUs. On December 14, 2020, Mr. Jeavons was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Jeavons also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the nomination committee. The remuneration committee also approved non-chair members of the audit and risk committee and remuneration committees to receive an annual fee of $4,000 per annum from July 1, 2021. Accordingly Mr. Jeavons received $4,000 per annum as member of the audit and risk committee.

4

Mr. Langdon was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. The total $49,000 fees for the year were elected to be received as 41,533 RSUs. On December 14, 2020, Mr. Langdon was also granted 7,788 ($50,000) RSUs vesting in the year ended June 30, 2021, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mr. Langdon also received an additional cash sum of $5,000 for electing to receive his salary as RSUs, and $7,500 as chair of the audit and risk committee. From July 01, 2021, Mr. Langdon was entitled to receive $4,000 per annum as member of the remuneration committee.

5

Mr. Hui was paid a salary of $48,000 per annum from July 1, 2020, to December 31, 2020, which was increased to $50,000 per annum from January 1, 2021. Mr. Hui also received equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the year ended June 30, 2021. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 27,095 RSUs ($20,321) vested in the year ended June 30, 2021. On December 14, 2020, Mr. Hui was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer.

6

Reflects shorter period of employment from December 15, 2020, to June 30, 2021. Mrs. Godfrey was paid a salary of $50,000 per annum and received all of her salary for the year ended June 30, 2021 as cash. On December 15, 2020, Mrs. Godfrey was also granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer. Mrs. Godfrey is entitled to receive $8,000 per annum as member of the audit and risk and remuneration committees.

7

Comprises £325,000 base salary, £38,000 annual professional development allowance. Mr. Chin also receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year ended June 30, 2021. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 135,012 RSUs ($101,259) vested in the year ended June 30, 2021.

Employment Agreements

Executive Agreements

Mr. Chin’s remuneration as Chief Executive Officer has remained at £325,000 per annum as Chief Executive since July 01, 2020, payable monthly in arrears. This remuneration plan was decided upon by the Remuneration Committee following a market benchmarking by Pearl Meyer, to align to the new strategy and additional responsibilities. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. The Committee also approved an additional annual £38,000 fee payable as a professional development allowance to Mr. Chin as Chief Executive Officer. This payment will be made on 1 January each year.

In the year ended June 30, 2020, Mr. Chin was granted 87,200 Restricted Stock Units (“RSU’s”) and 261,600 Performance Stock Units (“PSU’s”) in the Company, issued pursuant to the Company’s Omnibus Incentive Plan adopted on September 5, 2017, at an issue price of $0.75 per share, based on the Company share price on March 25, 2020. The RSU’s vest annually over 5 years. The PSU’s vest quarterly over 3.25 years and are subject to achieving performance goals. This was approved by the Remuneration and Nomination Committee of the Board on June 16, 2020. Of the awards previously granted, a total of 17,440 RSUs ($13,080) vested in the year ended Jun 30, 2022 (year ended June 30, 2021: 17,440 RSUs - $13,080). A total of 40,479 ($30,359) PSUs also vested in the year, following achievement of quarterly performance goals (year ended June 30, 2021: 135,012 PSUs - $101,259).

In December 2021, the Remuneration Committee approved an equity award of 70,000 ($229,600) RSUs in relation to short term incentives for the year ended June 30, 2021, vesting in December 2021.

Mr. Chin is also paid an annual Chairman’s fee of £68,000 ($92,119) as Chairman of the Board, payable by the Company to Arowana Partners Group Pty Ltd. The fee was increased as from July 01, 2021, following a review by the Remuneration Committee of Mr. Chin’s compensation, including market benchmarking by Pearl Meyer. In the year ended June 30, 2021, Mr. Chin also received 7,788 ($50,000) RSUs in this capacity.

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

Staggered Board

In accordance with the terms of our articles of association, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2023 for Class A directors, 2024 for Class B directors and 2022 for Class C directors:

●	our Class A directors are Peter Jeavons and Michael Hui.
●	our Class B directors are Gemma Godfrey
●	our Class C directors are Kevin Chin and William Langdon.

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

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of a director.

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

Committees of the Board

We have an Audit and Risk Committee, a Remuneration Committee, a Nomination Committee and a Sustainability Committee and have a charter for each of these committees.

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

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the board of directors in overseeing and monitoring:

•	the Company’s accounting and financial reporting processes and internal control over financial reporting;

•	the audit and integrity of the Company’s financial statements;

•	the qualifications, independence, and performance of the Company’s registered public accounting firm;

•	the Company’s compliance with accounting, regulatory and related legal requirements;

•	risk assessment and risk management; and

•	such other duties and responsibilities as are enumerated in or consistent with the terms of reference.

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

Nomination Committee

The Nomination Committee of the board of directors is comprised of Gemma Godfrey (who is Chair of the Nomination Committee), William Langdon, and Peter Jeavons joined the committee on June 16, 2020, and each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Matthew Cahir served on the committee from June 16, 2020 until his resignation on March 17, 2022. Gemma Godfrey joined the committee on March 17, 2022.

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

Remuneration Committee

The Remuneration Committee is comprised of Peter Jeavons (Chair of the Remuneration Committee), William Langdon and Gemma Godfrey, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020, and Matthew Cahir served on the committee from his appointment on June 16, 2020, until his resignation on June 30, 2021. Gemma Godfrey joined the committee on July 01, 2021. Shimi Shah, Ashwin Roy and Peter Sermol served on the committee until their resignations on June 16, 2020.

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

D. Employees

As of June 30, 2022, we had 242 (June 30, 2020: 255; June 30, 2020: 204) employees and subcontractors, as follows:

As at June 30, 2022	Australia	U.S.	U.K.	Netherlands	Total
Sales and Business Development	9	1	-	2	12
Central Services and Management	23	1	3	2	29
Engineering and Critical Power Services	187	-	-	14	201
Total employees	219	2	3	18	242

As at June 30, 2021	Australia	U.S.	U.K.	Netherlands	Total
Sales and Business Development	10	1	-	2	13
Central Services and Management	22	1	4	8	35
Engineering and Critical Power Services	201	-	-	6	207
Total employees	233	2	4	16	255

As at June 30, 2020	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	10	-	-	-	10
Central Services and Management	23	1	3	-	27
Engineering and Critical Power Services	167	-	-	-	167
Total employees	200	1	3	-	204

Both Kenshaw Solar and Kenshaw have in place enterprise agreements jointly developed by the businesses and their employees with the purpose of developing and implementing workplace reform strategies so as to produce continuously improved environments aimed directly at improving the competitiveness of the businesses within their marketplaces and delivering job satisfaction and security for their employees.

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower ordinary shares as of August 31, 2022, by:

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s ordinary shares is based on 23,369,763 Ordinary Shares issued and outstanding on August 31, 2022. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned			Percentage of Outstanding Shares
Kevin Chin(2)	2,043,829	(3)	(4)	8.6%
Peter Jeavons	37,926			<1%
William Langdon	38,936			<1%
Michael Hui	34,879			<1%
Gemma Godfrey	5,934			<1%
All directors and executive officers as a group (5 persons)	2,161,504			9.1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)	The business address is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
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

During the years ended June 30, 2021 and June 30, 2022, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	$000 Weighted average grant date fair value
Outstanding at June 30, 2020	812	$662
Granted	184	1,621
Vested	(535)	(1,095)
Forfeit	-	-
Outstanding at June 30, 2021	462	$1,188
Granted	527	1,367
Vested	(612)	(1,460)
Forfeit	(98)	(233)
Outstanding at June 30, 2022	279	$862

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of August 31, 2022 by each person known to us to beneficially own 5% and more of our ordinary shares.

The beneficial ownership of VivoPower’s ordinary shares is determined based on 23,669,763 ordinary shares issued and outstanding on August 31, 2022. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
AWN Holdings Limited (1)	10,136,145	42.8%
Armistice Capital Master Fund Ltd	1,709,230	7.2%

(1)

According to a Schedule 13D filed January 31, 2017, on behalf of AWN Holdings Limited (formerly Arowana International Limited) (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 ordinary shares. This amount included 5,718,879 ordinary shares held directly by AWN, 488,435 ordinary shares directly held by certain entities controlled by AWN, 1,027,203 ordinary shares held by Arowana Fund and 942,287 ordinary shares held by Arowana Energy. The business address of these entities is c/o AWN Holdings Limited., at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

On July 21, 2021, AWN Holdings Limited was issued a further 1,959,339 restricted ordinary shares in VivoPower International PLC, pursuant to the contracted terms of conversion of Aevitas convertible preferred shares and convertible notes. As at June 30, 2022, AWN held a 47.5% equity interest in the Company, reducing to 42.8% following the shelf issuance in July 2022.

B. Related Party Transactions

Transactions and Balances with Related Persons

AWN is not the ultimate controlling party of VivoPower, but retains a significant influence. As at June 30, 2022, AWN held a 47.5% equity interest in the Company, reducing to $42.8% following the shelf issuance in July 2022.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly installments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

On June 30, 2022 further amendments to the loan were agreed with AWN, (i) to defer repayment of principal to commence on October 01, 2023, with repayments over 60 months to September 30, 2028, (ii) to defer interest payments from October 01, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least US$25 million, and b) October 01, 2023.

During the period from October 01, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum Prepayment of US$1,000,000 is made, the interest rate and line fee will increase to 10.00% and 2.00% per annum respectively. The previous refinancing fee of $0.34 million remains accruing but becomes payable at the earlier of a) US$1.0 million prepayment being made or b) October 01, 2023.A new facility extension fee of $0.355 million was agreed with AWN, to accrue immediately but becoming payable on October 01, 2023.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 01, 2022. The term of the loan was initially set as April 30, 2022, then extended to the earlier of October 01, 2023 or the completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A facility extension fee of $29,000 (A$40,000) is payable on October 01, 2023.

A short term $3.0 million loan was provided from AWN Holdings to Aevitas O Holdings Pty Limited on February 22, 2022, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The initial expiry date of May 13, 2022 was extended to the earlier of a) October 01, 2023 or the b) completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A new facility extension fee of US$85,000 was also agreed to accrue immediately, but payable on October 01, 2023.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. During the year ended June 30, 2022, Mr. Hui invoiced the Company $50,000 for director fees. At June 30, 2022, the Company had an account payable of $8,333 in respect of these services. Furthermore annual 3,500 RSUs ($2,625) and 8,124 quarterly PSUs ($6,093) vested to Michael Hui in the current year.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2022, $343,806 was recharged to the Company (year ended June 30, 2021: $1,028,096). At June 30, 2022, the Company has a payable to AWN in respect of recharges of $313,688 (June 30, 2021: $4,345, June 30, 2020: $202,024)).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned A$2,729 ($1,880) dividends on the Aevitas Preference Shares during the year ended June 30, 2022.

Chief Executive fees for Kevin Chin in the amounts of $434,969 and training annual allowance of $51,388 were charged to the Company by Arowana International U.K. Limited (“AWE”),during the year ended June 30, 2022. On July 01, 2020, Arowana International U.K. Limited (“AWE”), previously a subsidiary of AWN, ceased to be a subsidiary of AWN, and ownership of this entity is not under common control. Accordingly, AWE is no longer a related party to the Company in the years ended June 30, 2021 and 2022.

Chairman’s fees for Kevin Chin in the amounts of $91,029 were charged to the Company by Arowana Partners Group Pty Ltd (“APG”) in the current year. A further $219,608 costs incurred by APG on behalf of the Company were recharged to the Company in the year. At June 30, 2022, the Company had an account payable of $163,263 in respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2022.

Annual 17,740 RSUs ($13,080) and 40,479 quarterly PSUs ($30,359) and 70,000 ($229,600) RSUs related to short term incentive compensation for the year ended June 30, 2021, vested to APG for Mr. Chin as Chief Executive in the current year.

On November 26, 2021, APG provided a loan of $0.37 million to Caret LLC, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

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

Legal Proceedings

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. After aborted attempts at settlement, the matter was heard in the U.K. High Court, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest awarded to him were $1.76 million. Of the remaining provision as at June 30, 2021 of $0.5 million for unpaid costs, $0.4 million was spent in the year ended June 30, 2022, resulting in a $0.1 million release of the remaining unutilized provision.

On May 31, 2022 the William Q. Richards Estate filed a complaint alleging the Company improperly included 495 acres of land owned by the William Q. Richards Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint requested the Cause of Action to nullify and/or declare the tax abatement agreements void. The William Q. Richards Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. The Company will file a defense in September 2022, denying each of the Causes of Action and claims stated in the complaint. The Company expects to be successful in its defense, accordingly no provision has been recorded as at June 30, 2022 in relation to this matter.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2022.

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

No new material contracts were entered into during the year ended June 30, 2022, and except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

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

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and is calculated only on movements in inflation up to December 31, 2017.

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

However, following the European Court of Justice decision in C-569/07 HSBC Holdings PLC, Vidacos Nominees Limited v. The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs (“HMRC”), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, The Depository Trust Company (“DTC”).

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2022:

●	Cash and cash equivalents $0.8 million denominated in AUD, $0.3 million denominated in EUR and $0.1 million denominated in GBP.
●	Restricted cash $1.2 million denominated in AUD.
●	Trade and other receivables $5.7 million denominated in AUD, $2.1 million denominated in EUR and $1.0 million in GBP.
●	Trade and other payables $7.5 million denominated in AUD, $1.8 million in EUR and $0.6 million in GBP.
●	Borrowings $2.0 million denominated in AUD and $1.1 million in EUR.
●	Provisions $0.8 million denominated in AUD and $0.4 million in EUR.

The non-current shareholder loan of $21.1 million is denominated in USD, upon which there is no foreign currency risk.

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

Our Chief Executive Officer and Group Finance Director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15committee of the Exchange Act) as of June 30, 2022, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Group Finance Director, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Group Finance Director, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of June 30, 2022, our internal control over financial reporting was effective.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Gemma Godfrey and Peter Jeavons. All members have been determined by the Board to be independent under the applicable Nasdaq listing standards. Peter Jeavons, William Langdon and Matt Cahir joined the committee on June 16, 2020. Gemma Godfrey joined the committee on July 01, 2021.

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

VivoPower became certified as a B Corporation in April 2018. VivoPower recertified as a B Corporation in 2022 and was recognized in the Best For The World program as being in the top 5% amongst B Corporations for Governance. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the annual general meeting on August 20, 2018, to include:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the years ended June 30, 2022 and June 30, 2021.

(US dollars in thousands)	2022	2021
Audit fees	$193	$184
Audit-related fees	18	4
Tax and capital raise fees	14	32
Total	$225	$220

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended June 30, 2022. The audit fees of $193,000 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2022 financial statements.

The audit fees of $184,000 represent the fees of PKF Littlejohn LLP and related firms for audit of the June 30, 2021 financial statements.

Audit-Related Fees

The audit related fees were for audit of local statutory accounts for some Australian subsidiaries.

Tax and Capital Raise – Related Fees

For the year ended June 30, 2022, associate firms of PKF Littlejohn LLP charged $ 7,300 (2020: $7,500) for preparation of corporate tax returns for some Australian subsidiaries.

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

See Item 18.

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

4.2

Equity Distribution Agreement, dated November 12, 2021, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-37974), filed with the SEC on November 21, 2021).

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

Date: September 16, 2022

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower International plc and its subsidiaries (the “Company”) as of June 30, 2022, 2021 and 2020, and the related consolidated statements of comprehensive income, consolidated statements of cash flow and consolidated statements of changes in equity for each of the year ended June 30, 2022, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022, 2021 and 2020, and the results of its operations and its cash flows for the year ended June 30, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Revenue recognition

Revenue for the year ended June 30, 2022 amounted to $22.5 million and details of the related critical judgements and estimates are disclosed in note 3.1.

There is a risk of misstatement of revenue from contracts with customers arising from the following areas which makes this a key focus for our audit:

●       identification of performance obligations in customer contracts;

●       judging the timing of satisfaction of performance obligations;

●       allocation of transaction price;

●        measuring the stage of completion for long term contracts (outputs versus inputs method) and

●       determining the costs incurred to obtain or fulfil contracts with customers.

Our work in this area included:

●    Updating our understanding of the internal control environment in operation for the significant revenue streams, and checking by walkthrough tests our understanding of the internal control environment for the significant income streams;

●    Reviewing the work undertaken by component auditors in accordance with the issued component instructions, including regular communication throughout the audit;

●      Performing controls testing on the key controls applicable to the contract and revenue cycle;

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

Recoverability of intangible assets

As at June 30, 2022 the carrying value of goodwill and intangible assets was $40.1 million. Details of these assets and the related critical judgements and estimates are disclosed in notes 3.2 and 14.

Each year management is required to assess whether goodwill is impaired and consider whether the carrying value exceeds the recoverable amount using discounted cash flows. Intangible assets subject to amortization are assessed for indicators of impairment. Impairment assessments require the use of estimates, judgements and assumptions.

The calculation of the recoverable amount is dependent on various significant judgements and estimates, including forecasts and discount rates. The subjectivity of the judgements and estimates and the significant carrying value of the assets makes this a key area of focus for our audit.

Our work in this area included:

●    Reviewing and challenging management’s value in use calculations including the rationale behind the key assumptions and cash flow forecasts

●    Checking the mathematical accuracy of the value in use calculations;

●    Performing sensitivity analysis on reasonably possible changes in key assumptions and the impact on the headroom

●    Assessing the accuracy of budgets and forecasts used in prior periods to actual results;

●    Performing an independent assessment to identify any indicators of impairment; and

●    Assessing the appropriateness of the group's disclosures in respect of the judgements and estimates on whether an impairment exists and the sensitivity analysis on the headroom (refer to Note 14).

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP	15 Westferry Circus
Canary Wharf
September 16, 2022	London E14 4HD United Kingdom

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2022

		Year Ended June 30
(US dollars in thousands, except per share amounts)	Note	2022	2021	2020
Continuing Operations
Revenue from contracts with customers	4	22,448	23,975	33,129
Cost of sales		(20,308)	(19,614)	(27,701)
Cost of sales – non-recurring		(1,881)	-	-

Gross profit		259	4,361	5,428
General and administrative expenses		(13,326)	(9,651)	(4,225)
Gain on solar development – net	5	(13)	769	1,589
Other income	6	662	960	432
Depreciation of property, plant and equipment	13	(770)	(638)	(401)
Amortization of intangible assets	14	(850)	(815)	(546)
Operating profit/(loss)	7	(14,038)	(5,014)	2,277
Restructuring and other non-recurring costs	8	(443)	(2,877)	(3,410)
Finance income	10	173	2,176	27
Finance expense	10	(8,604)	(2,450)	(2,974)
Loss before income tax		(22,912)	(8,165)	(4,080)
Income tax	11	1,968	138	(742)
Loss from continuing operations		(20,944)	(8,027)	(4,822)
(Loss)/profit from discontinued operations	22	(625)	69	(281)
Loss for the period		(21,569)	(7,958)	(5,103)

Losses attributable to:
Equity owners of VivoPower International PLC		(21,569)	(7,571)	(5,103)
Non-controlling interests		-	(387)	-
		(21,569)	(7,958)	(5,103)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		1,043	1,601	(1,028)
Total comprehensive loss for the period attributable to owners of the company		(20,526)	(6,357)	(6,131)

Earnings per share attributable to owners of the company (dollars)
Continuing Operations
Basic	28	(1.01)	(0.49)	(0.36)
Diluted	28	(1.01)	(0.49)	(0.36)

Discontinued Operations
Basic	28	(0.03)	(0.00)	(0.02)
Diluted	28	(0.03)	(0.00)	(0.02)

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2022

		Year Ended June 30
(US dollars in thousands)	Note	2022	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	13	3,743	2,575	2,486
Intangible assets	14	40,081	47,449	29,849
Deferred tax assets	11	4,668	2,495	1,347
Investments accounted for using the equity method	16	-	-	8,225
Total non-current assets		48,492	52,519	41,907

Current assets
Cash and cash equivalents	17	1,285	8,604	2,824
Restricted cash	18	1,195	1,140	1,013
Trade and other receivables	19	9,036	12,712	12,556
Inventory	20	1,435	1,537	-
Assets classified as held for sale	21/22	8,214	-	4,080
Total current assets		21,165	23,993	20,473
TOTAL ASSETS		69,657	76,512	62,380

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	23	15,106	8,917	15,395
Income tax liability		132	708	75
Provisions	24	1,104	2,802	2,897
Loans and borrowings	25	5,109	1,004	1,312
Liabilities classified as held for sale	22	1,497	-	-
Total current liabilities		22,948	13,431	19,679

Non-current liabilities
Loans and borrowings	25	23,452	22,087	24,642
Provisions	24	57	165	169
Deferred tax liabilities	11	1,234	411	-
Total non-current liabilities		24,743	22,663	24,811
Total liabilities		47,691	36,094	44,490

Equity
Share capital	26	256	222	163
Share premium	26	99,418	76,229	40,215
Cumulative translation reserve		(139)	(1,465)	(3,307)
Other reserves	27	(6,118)	15,314	21,408
Accumulated deficit		(71,451)	(49,882)	(40,773)
Equity and reserves attributable to owners		21,966	40,418	17,706
Non-controlling interest		-	-	184
Total equity		21,966	40,418	17,890
TOTAL EQUITY AND LIABILITIES		69,657	76,512	62,380

These financial statements were approved by the Board of Directors on September 16, 2022, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2022

		Year Ended June 30
(US dollars in thousands)	Note	2022	2021	2020
Cash flows from operating activities
Loss from continuing operations		(20,944)	(8,027)	(4,822)
(Loss)/ profit from discontinued operations		(625)	69	(281)
Income tax		(1,926)	(115)	713
Finance income		-	(2,397)	(33)
Finance expense		5,334	2,889	3,182
Depreciation of property, plant and equipment	13	770	1,089	898
Amortization of intangible assets	14	1,172	1,167	868
Gain/(loss) on solar development		13	(769)	(1,589)
Increase in equity instruments	26	-	-	113
Share-based payments		1,876	1,078	-
Decrease/(increase) in trade and other receivables		3,438	(813)	2,411
Increase in inventory		102	-	-
(Decrease)/Increase in trade and other payables		6,232	(9,453)	(6,851)
(Decrease)/increase in provisions		(572)	(95)	1,295
Corporation tax payments		-	-	(477)
Net cash (used in)/ from operating activities		(5,130)	(15,377)	(4,573)

Cash flows from investing activities
Proceeds on sale of property plant and equipment	7	57	36	432
Purchase of property, plant and equipment	13	(1,165)	(937)	(884)
Investment in capital projects		(4,254)	-	(277)
Proceeds on sale of capital projects	7	19	366	1,023
Acquisitions - consideration		-	(7,089)	-
Acquisitions - cash acquired		-	4,942	-
Net cash (used in)/ from investing activities		(5,343)	(2,682)	294

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2022 (continued)

		Year Ended June 30
(US dollars in thousands)	Note	2022	2021	2020
Cash flows from financing activities
Other borrowings	25	(85)	18	-
Lease repayments	25	-	(360)	(422)
Capital raise proceeds	26	243	34,866	-
Capital raise costs		(47)	(2,819)	-
Debtor finance borrowings/(repayments)	25	(4)	(518)	(347)
Loans from related parties	25	4,231	-	1,300
Repayment of loans from related parties	25	-	(2,226)	(257)
Bank loan borrowings	25	(166)	(33)	344
Chattel mortgage borrowings	25	74	32	300
Finance expense	10	(636)	(5,296)	(515)
Transfer from/(to) restricted cash	18	(55)	(127)	(381)
Net cash from financing activities		3,555	23,537	22

Net (decrease)/increase in cash and cash equivalents		(6,918)	5,478	(4,257)
Cash and cash equivalents at the beginning of the period	17	8,604	2,824	7,129
Effect of exchange rate movements on cash held		(401)	302	(48)
Cash and cash equivalents at the end of the period	17	1,285	8,604	2,824

Non-cash investing and financing transactions during the year-ended June 30, 2022 comprise:

●	682,220 shares issued to Incentive Award participants at grant date value: $1.9 million;
●	2,005,190 shares issued following the cancellation of Aevitas hybrid instruments: $20.5 million;
●	Right-of-use assets additions and the related lease liability during the year: $2.5 million and $1.5 million

See notes to financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2022

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Non-controlling interest	Total

At June 30, 2019	163	40,215	(2,279)	20,076	(35,659)	-	22,516
Loss for the year	-	-	-	-	(5,103)	-	(5,103)
Other comprehensive expense	-	-	(1,028)	-	-	-	(1,028)
	163	40,215	(3,307)	20,076	(40,762)	-	16,385
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	971	-	-	971
Other reserves	-	-	-	17	(11)	-	6
Employee share scheme	-	-	-	344	-	-	344
Non-controlling interest	-	-	-	-	-	184	184
	-	-	-	1,332	(11)	184	1,505

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890
Loss for the year	-	-	-	-	(7,571)	(387)	(7,958)
Other comprehensive income/(expense)	-	-	1,842	(241)	-	-	1,601
	163	40,215	(1,465)	21,167	(48,344)	(203)	11,533
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	(3,141)	-	-	(3,141)
Capital raises	49	34,317	-	(2,804)	-	-	31,562
Other share issuances	1	736	-	(15)	-	-	722
Employee share awards	9	961	-	107	-	-	1,077
Non-controlling interest	-	-	-	-	(1,538)	203	(1,335)
	59	36,014	-	(5,853)	(1,538)	203	28,885

At June 30, 2021	222	76,229	(1,465)	15,314	(49,882)	-	40,418
Loss for the year	-	-	-	-	(21,569)	-	(21,569)
Other comprehensive income/(expense)	-	-	1,326	(283)	-	-	1,043
	222	76,229	(139)	15,031	(71,451)	-	19,892
Transactions with owners in their capacity as owners
Capital raises	1	243	-	(122)	-	-	122
Other share issuances	1	217	-	(144)	-	-	74
Employee share awards	8	2,287	-	(417)	-	-	1,878
Conversion of Aevitas equity instruments	24	20,442	-	(20,466)	-	-	-
	34	23,189	-	(21,149)	-	-	2,074

At June 30, 2022	256	99,418	(139)	(6,118)	(71,451)	-	21,966

For further information on “Other Reserves” please see Note 27.

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2022

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). Since June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited holds less than 50% equity interest in the Company, being 47.5% as at June 30, 2022 and 42.8% as at August 31, 2022. In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN Holdings Limited, a company registered in Australia.

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

As at June 30, 2022, the Company had unrestricted cash totaling $1.3 million, compared to $8.6 million as at June 30, 2021 and $2.8 million as at June 30, 2020. Nevertheless as disclosed in note 32 - Subsequent Events, after the year end date the Company received $2.6 million initial net cash proceeds from the sale of the J.A. Martin Electrical ex-solar business and $5.0 million net proceeds from the registered direct offering shelf issuance cap raise in July 2022.

Over the next twelve months, the Company expects a recovery in revenues and continued EBITDA generation in critical power systems, growing revenue and costs in scaling up electric vehicles as the operation prepares for series production. The Company will also be investing in further capitalized development costs in electric vehicles in preparation for Tembo series production. In addition, it expects to fund selective development of the U.S. solar portfolio to maximize future sales proceeds, as well as development of microgrid, EV charging and battery energy storage capabilities, as part of the scaling up of the SES business unit. The Company will also be investing in property, plant and equipment, particularly in Tembo.

The Company estimates that the net additional funding requirement in the year ended June 30, 2023 is a minimum of $25 million, at least partially received in Q1 FY2023. The Company is planning to finance this funding requirement through equity investment, European Innovation Council Accelerator grant, asset-backed financing for investment in property, plant and equipment and software and debtors, supply chain and inventory financing solutions, depending on what is best suited to the Company’s growth needs.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These include:

●	Regular re-forecasting process and flexing of opex and capex cost growth according to liquidity needs;
●	Phased approach to hiring of personnel to sustain growth of the Tembo business;
●	Staging the timing of property, plant and equipment and software capex to match asset-backed financing inflows;
●	Obtain Research & Development grants in the U.K. and Europe to help fund investment in electric, solar and battery technologies;
●	Careful project planning and commercial structuring of SES projects;
●	Possible sale, spin off, or distribution in specie of Caret, LLC;
●	Purchase order financing, debtor financing facilities;
●	Staging the timing of equity raises to minimize dilution; and
●	Renegotiation of terms on loans and supply chain.

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

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

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

Negative goodwill arose on the acquisition of the remaining 50% share in the ISS Joint Venture, constituting a bargain purchase. The gain was immediately recognized in the profit and loss during the year ended 30 June 2021.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

Development expenditure includes the product development project for ruggedized electric vehicles in Tembo, pre-series-production expenditure on developing vehicle specifications and production processes. Capitalized costs include primarily internal payroll costs, external consultants and computer software.

Development expenditure on U.S. solar projects includes securing land rights, completing feasibility studies, negotiating power purchase agreements, and other costs incurred to prepare project sales for Notice to Proceed with construction and hence sale to a partner as a shovel ready project.

For both electric vehicles product development project, and U.S. solar development projects, it is the Company’s intention to complete the projects. It expects to obtain adequate technical, financial and other resources to complete the projects, and management consider that it is probable for the future economic benefits attributable to the development expenditure to flow to the entity; and that the cost of the asset can be measured reliably. Accordingly, the development expenditure is recognized under IAS 38 – Intangible Assets as an intangible asset.

All other expenditure, including expenditure on internally generated goodwill and brands, and research costs, are recognized in profit or loss as incurred.

Amortization is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

●	Development expenditure - 5 to 10 years
●	Customer relationships – 5 to 10 years
●	Trade names – 15 to 25 years
●	Favorable supply contracts – 15 years
●	Other – 5 years

2.5	Property, plant and equipment

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

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

●	Computer equipment - 3 years
●	Fixtures and fittings - 3 to 20 years
●	Motor vehicles - 5 years
●	Plant and equipment – 3.5 to 10 years
●	Right-of-use assets – remaining term of lease

2.6	Assets classified as held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognized for any subsequent write-down of the asset to fair value less costs to sell.

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are presented separately in the statement of profit or loss.

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

Share-based payments

Shares issued to employees and other participants under the Omnibus Incentive Plan 2017 are recognized over the expected vesting period, using the grant date share price, in accordance with IFRS 2 Share-based Payments.

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

Other non-recurring costs also include one-off costs resulting from acquisition of Tembo e-LV and subsidiaries.

2.19	New standards, amendments and interpretations

The following accounting standards and their amendments were adopted during the fiscal year.

International Accounting Standards	Effective date
None

International Financial Reporting Standards	Effective date
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 : Interest Rate Benchmark Reform – Phase 2	1 January 2021

The adoption of these policies has had no material impact on the Group or the Company.

The following accounting standards and their amendments were in issue at the year-end but will not be in effect until after this fiscal year.

International Accounting Standards (amendments)	Effective date*
IFRS 16 (amendments) – Leases : Covid-19 related Rent Concessions beyond June 30, 2021	1 April 2021
IAS 1 (amendments) - Presentation of Financial Statements regarding classification of liabilities as Current or Non-current	1 January 2023
IAS 1 (amendments) - Presentation of Financial Statements regarding the amendments of disclosure of accounting policies	1 January 2023
IAS 8 (amendments) - Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates	1 January 2023
IAS 37 (amendments) - Provisions, Contingent Liabilities and Contingent Assets outlines the accounting for provisions, with contingent assets and contingent liabilities	1 January 2022
IAS 16 (amendments) – Property, Plant and Equipment	1 January 2022
IFRS 3 (amendments) – Business Combinations reference to Conceptual Framework	1 January 2022
IFRS 2018-20 Annual Improvements to IFRS Standards 2018 -2020	1 January 2022

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

No litigation provision was recorded at June 30, 2022. The provision of $0.5 million for disputed legal success fees related to the Mr. Comberg litigation recorded at June 30, 2021 was estimated by management, making a judgement in conjunction with advice from legal counsel, on the likely outcome of the claim. $0.4 million of this provision was utilized in the year ended June 30, 2022, and the remainder released.

3.5	Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2022, the carrying amount of capitalized development costs were $3.8million (2021: $0.5million).

3.6	Contingent consideration on disposals

Included within the assessment of recoverable value for impairment purposes of assets held for sale related to the sale of the JA Martin ex-solar business, are estimates of the contingent consideration included within the sale agreement. The contingent consideration receivable 12 months following sale, is based on a multiple of earnings before interest, tax, depreciation and amortization of the business. Fair value of contingent consideration $4.5 million applied a contracted 4.5x multiple to year 1 forecast EBITDA of $2.7 million, discounted at 10% to net present value, less purchase price paid.

3.7	Income taxes

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

3.8	Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.1 million at June 30, 2022 ( June 30, 2021: $1.9 million; June 30, 2020: -$0.8 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

3.9	Share option reserve

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

3.10	Exchangeable preference shares, exchangeable notes and Aevitas preference shares

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

Whilst the majority of the Aevitas exchangeable preference shares and exchangeable notes were converted into ordinary shares in VivoPower in July 2021 a minority of investors in the instruments elected to accept new Aevitas Preference Shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment, and has determined the new Aevitas Preference Shares instruments should be treated as equity.

3.11	Fair value measurement

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

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Solar (previously J.A. Martin Electrical Pty Limited (“Kenshaw Solar”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

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

4.1	Revenue

Revenue from continuing operations by geographic location is as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Australia	20,958	22,582	33,126
Netherlands	1,490	1,393	-
United Kingdom	-	-	3
United States	-	-	-
Total	22,448	23,975	33,129

Revenue by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Electrical products and related services	20,958	22,396	33,060
Development fees	-	185	69
Vehicle spec conversion	789	137	-
Conversion kits	301	1,219	-
Accessories	400	38	-
Total revenues	22,448	23,975	33,129

The Group did not have any customers representing more than 10% of revenue for the year ended June 30, 2022 (year ended June 30, 2021: none; year ended June 30, 2020: one).

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales - COVID-19 disruption	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,578)	(1,660)	(7,440)	(13,326)	(1,485)	(14,811)
Gain/(loss) on solar development	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating profit/(loss)	(1,695)	(219)	(3,035)	(1,640)	(7,449)	(14,038)	(602)	(14,640)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,438)	(1,617)	(7,518)	(22,912)	(774)	(23,686)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(3,863)	(1,425)	(7,666)	(20,944)	(625)	(21,569)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue from contracts with customers	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales - COVID-19 disruption	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Gain/(loss) on solar development	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring & other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	2,799	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services
Revenue	33,057	69	-	-	3	33,129	14,857	47,986
Costs of sales - other	(27,681)	(20)	-	-	-	(27,701)	(13,184)	(40,885)
Cost of sales - COVID-19 disruption	-	-	-	-	-	-	-	-
Gross profit	5,376	49	-	-	3	5,428	1,673	7,101
General and administrative expenses	(1,491)	(469)	-	-	(2,265)	(4,225)	(1,254)	(5,479)
Gain/(loss) on solar development	41	1,548	-	-	-	1,589	-	1,589
Other income	432	-	-	-	-	432	292	724
Depreciation and amortization	(899)	(45)	-	-	(3)	(947)	(819)	(1,766)
Operating profit/(loss)	3,459	1,083	-	-	(2,265)	2,277	(108)	2,169
Restructuring & other non-recurring costs	(124)	(1,296)	-	-	(1,990)	(3,410)	-	(3,410)
Finance expense - net	(1,234)	(9)	-	-	(1,704)	(2,947)	(202)	(3,149)
Profit/(loss) before income tax	2,101	(222)	-	-	(5,959)	(4,080)	(310)	(4,390)
Income tax	(14)	(728)	-	-	-	(742)	29	(713)
Loss for the year	2,087	(950)	-	-	(5,959)	(4,822)	(281)	(5,103)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2022 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total

Assets	30,878	22,505	14,201	1,170	903	69,657
Liabilities	(13,452)	(377)	(4,528)	(485)	(28,849)	(47,691)
Net assets/(liabilities)	17,426	22,128	9,673	685	(27,946)	21,966

As at June 30, 2021 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total

Assets	35,604	24,693	9,027	-	7,188	76,512
Liabilities	(9,442)	(767)	(2,093)	-	(23,792)	(36,094)
Net assets/(liabilities)	26,162	23,926	6,934	-	(16,604)	40,418

As at June 30, 2020 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total

Assets	38,519	22,965	-	-	896	62,380
Liabilities	(14,481)	(1,697)	-	-	(28,312)	(44,490)
Net assets/(liabilities)	24,038	21,268	-	-	(27,416)	17,890

5.	Gain/(loss) on Solar Development

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
VivoRex contract obligations	-	-	2,768
Australia solar projects	23	(165)	496
ISS Joint Venture - 50% share of discontinued projects	-	(6,950)	(1,675)
Gain on acquisition of remaining 50% ISV from ISS	-	7,848	-
Other gains/(losses)	(36)	36	-
Total gain/(loss) on Solar Development	(13)	769	1,589

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

On July 2, 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.8 million as a result of the disposal of onerous contract obligations of $2.5 million and other liabilities of $0.5 million, less cash and other current assets of $0.2 million. Results of operations for VivoRex, LLC, are reported within the SES (formerly Solar Development) operating segment, as disclosed in Note 4.2, and for the year ended June 30, 2020 accounted for $nil of the operating loss reported for this segment.

The Company also recorded a gain on sale of $0.5 million for Solar projects in Australia, related primarily to the sale of its 100% interest in the Sun Connect portfolio, in October 2019. The gain on sale of $0.3 million, comprised proceeds $1.0 million, less disposal of $0.8 million net book value of intangible assets and $0.1 million other net liabilities. Results of operations for the Sun Connect portfolio are reported within the Solar Development operating segment. The Company also recorded a $1.7 million loss on discontinued Solar Development projects in the ISS Joint Venture.

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

7.	Operating profit/(loss)

Operating profit/(loss) from continuing operations is stated after charging/(crediting):

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Amortization of intangible assets	850	815	546
Depreciation of property, plant and equipment	770	638	401
Operating lease costs - land and buildings	-	-	-
Operating lease costs - motor vehicles	-	-	-
Operating lease costs - other equipment	-	-	-
Auditors' remuneration - audit fees	177	163	161
Auditors' remuneration - tax services	12	12	11
Directors’ emoluments	693	676	398
(Gain)/loss on disposal of Solar Developments	13	(769)	(1,589)

8.	Restructuring and other non-recurring costs

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Corporate restructuring - professional fees	$189	$179	$1,031
Corporate restructuring - litigation provision	(128)	2,039	1,104
Corporate restructuring - detailed review, sales campaign and termination costs on solar projects	-	-	1,112
Corporate restructuring – workforce reduction	-	-	163
Relocation	-	27	-
Remediation costs	382	-	-
Acquisition related costs	-	632	-
Total restructuring costs	$443	$2,877	$3,410

In the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and one-off remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims.

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

9.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended June 30
	2022	2021	2020
Sales and Business Development	13	13	11
Central Services and Management	29	35	27
Production	212	164	171
Total	254	212	209

Their aggregate remuneration costs comprised:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Salaries, wages and incentives	15,237	14,550	13,565
Social security costs	730	795	803
Pension contributions	844	850	792
Short-term compensated absences	1,277	1,200	1,296
Total	18,088	17,395	16,456

Directors’ emoluments for the year ended June 30, 2022 were $376,584 (year ended June 30, 2021: $675,806; year ended June 30, 2020: $536,979) of which the highest paid director received $91,029 (year ended June 30, 2021: $92,119; year ended June 30, 2020: $205,673). Director emoluments include employer social security costs.

Key Management Personnel:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Salaries, wages and incentives	1,578	1,949	1,009
Social security costs	151	101	79
Pension contributions	114	64	36
Equity incentives	392	244	111
Short-term compensated absences	-	2	-
Total	2,235	2,361	1,235

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2022 was 10 (year ended June 30, 2021: 10; year ended June 30, 2020: 7).

10.	Finance income and expense

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Finance income
Foreign exchange gain	173	2,176	27

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Finance expense
Related party loan interest payable	3,351	1,986	1,653
Convertible loan notes and preference shares interest payable	217	1,228	1,185
Waived dividends on convertible preference shares	-	(327)	-
Waived dividends on convertible loan notes	-	(668)	-
Debtor invoice finance interest payable	24	7	8
Debtor finance fees	-	-	44
Lease liability interest payable	133	42	44
Bank interest payable	3	-	-
Foreign exchange losses	4,709	92	-
Other finance costs	167	90	40
Total finance expense	8,604	2,450	2,974

11.	Taxation

(a)	Tax (charge)/credit

	Year Ended June 30
	2022			2021			2020
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Current tax
UK corporation tax	(52)	-	(52)	-	-	-	-	-	-
Foreign tax	818	-	818	(825)	(24)	(849)	24	29	53
Total current tax	766	-	766	(825)	(24)	(849)	24	29	53

Deferred tax
Current year
UK tax	(96)	-	(96)	(51)	-	(51)	(202)	-	(202)
Foreign tax	1,297	149	1,446	1,014	-	1,014	(564)	-	(564)
Total deferred tax	1,201	149	1,350	963	-	963	(766)	-	(766)

Total income tax	1,968	149	2,117	138	(24)	114	(742)	29	(713)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Loss before income tax from continuing operations	(22,912)	(8,165)	(4,080)
Group weighted average corporation tax rate	26.6%	22.2%	24.6%
Tax at standard rate	6,095	1,813	1,004
Effects of:
Expenses that are not deductible for tax purposes	-	(833)	(106)
Adjustment to prior year tax provisions	-	137	-
Deferred tax assets not recognized on tax losses	(4,127)	(979)	(1,640)
Total income tax from continuing operations for the period recognized in the
Consolidated Statement of Comprehensive Income/(Loss)	1,968	138	(742)

(b)	Deferred tax

(US dollars in thousands)	Year Ended June 30
	2022	2021	2020
Deferred tax assets	4,668	2,495	1,347
Deferred tax liabilities	(1,234)	(411)	-
Net deferred tax asset	3,434	2,084	1,347

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total

June 30, 2019	1,005	1,108	2,113
Credit to comprehensive income	(191)	(575)	(766)
June 30, 2020	814	533	1,347
Credit to comprehensive income	776	109	885
Acquisitions	263	-	263
June 30, 2021	1,853	642	2,495
Credit/(charged) to comprehensive income	2,227	(54)	2,173
June 30, 2022	4,080	588	4,668

The deferred tax liabilities are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2020	-	-	-
Credit/(charged) to comprehensive income	-	78	78
Acquisitions of subsidiary	-	(489)	(489)
June 30, 2021	-	(411)	(411)
Credit/(charged) to comprehensive income	-	(823)	(823)
June 30, 2022	-	(1,234)	(1,234)

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

(US dollars in thousands)
Purchase consideration
Cash		-
Fair value of pre-acquisition equity interest		5,393
Total consideration		5,393

Less: Fair value of acquired net assets:
Cash	2
Deposits	991
Capitalized project development expenses (Note 14b)	12,248
		13,241
Gain on bargain purchase - included in gain/(loss) on SES development (Note 5)		7,848

No revenue or profit or loss has been recognized since the acquisition date.

The net cash flow resulting from the acquisition was $ nil.

13.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At June 30, 2019	545	1,282	1,240	190	2,242	5,499
Foreign exchange	(11)	(26)	(26)	(4)	(46)	(113)
Additions	36	359	189	9	570	1,163
Disposals	(94)	(252)	(171)	-	(483)	(1,000)
At June 30, 2020	476	1,363	1,232	195	2,283	5,549
Foreign exchange	41	145	26	18	196	426
Additions	125	230	395	6	182	937
Acquisition	-	4	114	-	88	206
Disposals	(80)	(174)	(156)	(97)	(58)	(564)
At June 30, 2021	562	1,568	1,611	122	2,691	6,554
Foreign exchange	(41)	(154)	(146)	(10)	(214)	(565)
Additions	28	184	343	209	2,470	3,234
Disposals	-	(150)	(48)	-	(53)	(251)
Reclass to assets held for sale	(231)	(1,015)	(320)	(74)	(1,295)	(2,935)
At June 30, 2022	318	433	1,440	247	3,599	6,037

(US dollars in thousands)	Computer Equipment	Motor vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Depreciation
At June 30, 2019	404	937	653	75	478	2,548
Foreign exchange	(7)	(15)	(11)	(1)	(3)	(37)
Charge for the year	55	171	107	13	552	898
Disposals	(79)	(257)	(4)	-	(6)	(346)
At June 30, 2020	373	836	747	86	1,021	3,063
Foreign exchange	31	85	70	8	77	271
Charge for the year	66	206	167	8	642	1,089
Disposals	(71)	(157)	(112)	(46)	(58)	(444)
At June 30, 2021	399	970	872	56	1,682	3,979
Foreign exchange	(33)	(95)	(93)	(6)	(167)	(394)
Charge for the year (including discontinued operations)	69	186	179	22	752	1,208
Disposals	-	(131)	(9)	-	(53)	(193)
Reclass to assets held for sale	(197)	(719)	(232)	(43)	(1,115)	(2,306)
At June 30, 2022	238	211	717	29	1,099	2,294

The non-solar segment of Kenshaw Solar (formerly J.A. Martin Electrical PTY Limited) was sold on July 1, 2022 and is reported in the current period as a discontinued operation. Revenues relating to the discontinued operation for the period amounted to $15.2 million ( June 30, 2021: $15.2 million; June 30, 2020: $14.9 million). The total expenses amounted to $14.4 million ( June 30, 2021: $17.6 million; June 30, 2020: $16.9 million).

14.	Intangible assets

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Goodwill	18,269	25,794	21,919
Other intangible assets	21,812	21,655	7,930
Total	40,081	47,449	29,849

a)	Goodwill

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
As at July 1	25,794	21,919	22,387
Reclassification to held for sale assets	(5,289)	-	-
Goodwill on acquisition of Tembo	-	1,698	-
Foreign exchange	(2,236)	2,177	(468)
Carrying value	18,269	25,794	21,919

b)

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	7,222	13,658	12,483
VivoPower Pty Ltd (allocated to the Solar Development segment)	9,451	10,319	9,436
Tembo (allocated to the Electric Vehicle segment)	1,595	1,817	-
Total	18,269	25,794	21,919

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

The Group prepares cash flow forecasts using the approved budgets for the coming fiscal year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

The CGU represented by Aevitas O Holdings Limited  (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 11% ( June 30, 2021: 10%; June 30, 2020: 10.6%) and annual growth rate of 3% per annum.

The solar element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.3% ( June 30, 2021: 10.7%), an average annual growth rate in years 1-5 of 72% during the rapid growth phase of the business, with the assumption that an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 11% and average annual growth rate of 280% per annum in years 1-5. Growth rates reflect commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 6,609 units with major international distribution partners, including Acces, Bodiz and GHH. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by Caret LLC solar projects was assessed to have a value in excess of its carrying value and hence no adjustments to capitalized development costs were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.2%, $2.3 million free cash flow from project sales in years 1-4, 26% retained equity interest post spin off deal, resulting in first post funding round free cash flow in year 5; 3% growth beyond year 5.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At June 30, 2019	4,992	2,450	4,185	-	-	169	11,796
Foreign exchange	(103)	(51)	(86)	-	-	(4)	(244)
Additions	461	-	-	-	-	-	461
Disposals	(968)	-	-	-	-	(9)	(977)
At June 30, 2020	4,382	2,399	4,099	-	-	156	11,036
Foreign exchange	411	225	385	-	-	13	1,034
Additions	46	-	-		513	-	559
Acquisitions	1,492	404	-	12,248	-	-	14,144
Disposals	(550)	-	-	-	-	-	(550)
At June 30, 2021	5,781	3,028	4,484	12,248	513	169	26,223
Foreign exchange	(542)	(271)	(376)	-	(63)	(13)	(1,265)
Additions	-	-	-	878	3,355	19	4,252
Disposals	-	(9)	-	-	-	-	(9)
Reclass to Assets held for sale	(2,687)	(1,385)	-	-	-	-	(4,072)
At June 30, 2022	2,552	1,363	4,108	13,126	3,805	175	25,129

Amortization	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2019	1,158	421	720	-	-	122	2,421
Foreign exchange	(24)	(9)	(15)	-	-	(2)	(50)
Amortization	404	160	273	-	-	31	868
Disposals	(133)	-	-	-	-	-	(133)
At June 30, 2020	1,405	572	978	-	-	151	3, 106
Foreign exchange	131	54	92	-	-	18	295
Amortization	622	229	298	-	18	-	1,167
At June 30, 2021	2,158	855	1,368	-	18	169	4,568
Foreign exchange	(208)	(79)	(115)	-	(2)	(13)	(417)
Amortization	405	181	274	-	-	-	850
Disposals	-	-	-	-	-	-	-
Reclass to Assets held for sale	(1,232)	(462)	-	-	-	-	(2,016)
At June 30, 2022	1,123	495	1,527	-	16	156	3,317

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2020	2,977	1,827	3,121	-	-	5	7,930
At June 30, 2021	3,623	2,173	3,116	12,248	495	-	21,655
At June 30, 2022	1,429	868	2,581	13,126	3,793	19	21,812

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 8 years, 11 years and 11 years respectively. Solar projects and electric vehicle product development costs are incomplete and not generating revenue and therefore are not amortized in FY2022.

Additions for the year comprise $3.4 million electric vehicle product development costs in Tembo and $0.9 million of solar project development costs in Caret LLC. $2.1 million net book value of customer relationship and trade name intangible assets of Kenshaw Solar ex-solar business sold to ARA in July 2022, was reclassified out of intangible assets into assets held for sale as at June 30, 2022.

15.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2022 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower (USA) Development, LLC	100%
Caret, LLC	100%
Caret Decimal, LLC	100%
VivoPower Pty Ltd	100%
VivoPower WA Pty Ltd	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty. Ltd	100%
Aevitas O Holdings Pty Ltd	100%	153 Walker St, North Sydney NSW, Australia 2060
Aevitas Group Limited	100%
Aevitas Holdings Pty Ltd	100%
Electrical Engineering Group Pty Limited	100%
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	100%
Tembo EV Australia Pty Ltd	100%
Kenshaw Electrical Pty Limited	100%
VivoPower International IMEA DMCC	100%	Unit No: 4522, DMCC Business Centre, Level No 1, Jewellery & Gemplex 3, Dubai, United Arab Emirates

	Percentage of
Subsidiary Undertakings	shares held	Registered address
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila
VivoPower RE Solutions Inc.	64%
V.V.P. Holdings Inc. *	40%
Tembo e-LV B.V.	100%
Tembo 4x4 e-LV B.V.	100%	Marinus van Meelweg 20, 5657 EN, Eindhoven, Netherlands
FD 4x4 Centre B.V.	100%

* V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

16.	Investments accounted for using the equity method

		Year Ended June 30
(US dollars in thousands)	% Owned	2022	2021	2020
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	50%	-	-	8,225
Total		-	-	8,225

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

Under the terms of the ISS Joint Venture, the Company committed to invest $14.1 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.1 million commitment was allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To June 29, 2021, the Company contributed $13.1 million of the $14.1 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at June 30, 2021, of $1.1 million, which was recorded in trade and other payables. 20 projects within the portfolio were discontinued in the year ended June 30, 2021, resulting in a write off of capitalized costs of $7.0 million related to those projects.

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

Reconciliation of the ISS Joint Venture investment is as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Capital commitment	-	-	15,044
Commission credit	-	-	(770)
Discontinued projects	-	-	(2,079)
Acquisition costs	-	-	110
Total	-	-	12,305

Allocation of the net book value of the equity accounted investment in the ISS Joint Venture, between current assets held for sale, and non-current investments (as disclosed in Note 16), until acquisition and consolidation on June 30, 2021, was as follows:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Assets classified as held for sale	-	-	4,080
Investments accounted for using the equity method	-	-	8,225
Total	-	-	12,305

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

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Current assets	-	-	2
Non-current assets	-	-	23,277
Total	-	-	23,279

Reconciliation to carrying amounts of the ISS Joint Venture:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Opening net assets	-	24,390	28,294
Commission credit	-	-	(1,546)
Commission credit on abandonments	-	-	144
Sundry income	-	-	90
Project swaps	-	-	-
Abandoned projects	-	(13,900)	(2,592)
Acquisition of controlling interest	-	(10,490)	-
Net assets	-	-	24,390
VivoPower share in %	-	-	50%
VivoPower share in $ (excluding funding obligation)	-	-	12,195
Commission credit	-	-	-
Acquisition costs	-	-	110
Net Assets	-	-	12,305

17.	Cash and cash equivalents

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Cash at bank and in hand	1,285	8,604	2,824

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
A+	171	5,423	-
A	-	-	-
A-	2	2	554
AA-	1,112	3,179	2,270
Total	1,285	8,604	2,824

18.	Restricted cash

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Bank guarantee security deposit	1,195	1,140	1,013

At June 30, 2022, there is a total of $1.2 million ( June 30, 2021, $1.1 million ; June 30, 2020) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

19.	Trade and other receivables

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Current receivables
Trade receivables	3,866	4,959	3,112
Contract assets	694	2,723	3,382
Prepayments	787	2,837	432
Other receivables	3,507	2,011	5,475
Current tax receivable	182	182	155
Total	9,036	12,712	12,556

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Trade and other receivables	3,866	4,959	3,119
Less: credit note provision	-	-	(7)
Total	3,866	4,959	3,112

The maximum exposure to credit risk for trade receivables by geographic region was:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
USA	-	-	-
United Kingdom	-	-	-
Australia	2,684	4,349	3,112
Netherlands	1,181	610	-
Total	3,866	4,959	3,112

The aging of the trade receivables, net of provisions is:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
0-90 days	3,306	4,918	3,055
Greater than 90 days	560	41	57
Total	3,866	4,959	3,112

20.	Inventory

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Raw materials	1,435	1,537	-
Total	1,435	1,537	-

21.	Assets classified as held for sale

		Year Ended June 30
(US dollars in thousands)	% Owned	2022	2021	2020
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	50%	-	-	4,080
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited) – ex-solar	100%	8,214	-	-
Total		8,214	-	4,080

The ex-solar operations of Kenshaw Solar (formerly J.A. Martin Electrical PTY Limited) were sold to ARA Electrical Engineering Services Pty Limited on July 1, 2022. As disclosed in note 22, the assets and liabilities of the disposed operation meet the definition of discontinued operation under IFRS 5. Accordingly assets and liabilities of the discontinued operation have been reclassified to assets and liabilities held for sale. As detailed in note 22, assets held for sale of $8.2 million as at June 30, 2022 comprise goodwill $5.3 million, intangible assets $2.1 million, property, plant and equipment $0.6 million and trade and other receivables $0.2 million.

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

22.	Discontinued operation

On July 1, 2022, the ex-solar operations of Kenshaw Solar (formerly J.A. Martin Electrical PTY Limited) were sold to ARA Electrical Engineering Services Pty Limited. As the intention to sell and process to locate a buyer for the business was initiated prior to June 30, 2022, but the sale only became definitive on July 1, 2022, the results of the non-solar segment business of Kenshaw Solar are reported in the current period as a discontinued operation, and also adjusted in comparative periods. The associated assets and liabilities of the discontinued operation are presented as held for sale within current assets (see note 21) and current liabilities as at June 30, 2022.

Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

Financial performance and cash flow information

The financial performance and cash flow information presented are for the years ended June 30, 2022, 2021 and 2020:

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Revenues	15,168	16,436	14,857
Other income	324	552	292
Expenses	(16,266)	(16,895)	(15,459)
Profit before income tax	(774)	92	(310)
Income tax expense	149	(23)	29
Loss from discontinued operations	(625)	69	(281)

Net cash inflow/(outflow) from operating activities	(625)	69	(281)
Net cash inflow/(outflow) from investing activities	-	-	-
Net cash inflow/(outflow) from financing activities	-	-	-
Net (decrease)/increase in cash generated by subsidiary	(625)	69	(281)

Assets and liabilities of disposal group classified as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at June 30, 2022:

	Year Ended June 30
(US dollars in thousands)	2022	2021
Assets classified as held for sale
Trade and other receivables	239	-
Property, plant and equipment	629	-
Goodwill	5,289	-
Intangible assets	2,056	-
Total assets of disposal group classified as held for sale	8,214	-

Liabilities directly associated with assets classified as held for sale
Trade and other payables	91	-
Provisions - current	1,126	-
Lease liabilities - current	157	-
Provisions - non-current	74	-
Lease liabilities - non-current	49	-
Total liabilities of disposal group classified as held for sale	1,497	-

	USD 000	AUD 000
Consideration received or receivable
Cash	2,623	3,807
Fair value of contingent consideration	4,472	6,490
Less costs to sell	(345)	(500)
Total disposal consideration	6,750	9,797
Estimated carrying amount of net assets sold	6,716	9,747
Gain on sale	34	50

Disposal consideration $6.8 million comprised cash purchase price $3.4 million (A$5.0 million) less working capital adjustment $0.8 million (A$1.2 million). Fair value of contingent consideration $4.5 million applied a contracted 4.5x multiple to year 1 forecast EBITDA of $2.7 million, discounted at 10% to net present value, less purchase price paid. Costs to sell comprised advisory fees of $0.3 million. Net book value of net assets sold was $6.7 million, resulting in gain on disposal of $0.03 million.

23.	Trade and other payables

	Year Ended June 30
(US dollars in thousands)	2022	2021	2020
Trade payables	5,685	4,324	4,807
Accruals	3,978	648	370
Related party payable	477	-	504
Payroll liabilities	2,210	1,413	1,383
Sales tax payable	949	624	496
Deferred income	974	1,129	6,013
Other creditors	833	778	1,822
Total	15,106	8,917	15,395

In accordance with IFRS 15 – Revenue from Contracts with Customers, deferred income is presented as a separate line item. Deferred income relates to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Deferred income is recorded as revenue when the Company fulfils its performance obligations under the contract.

Of the $1.1 million deferred income balance at June 30, 2021, $0.9 million was recognized as revenue in the year ended June 30, 2022. The $6.0 million of the contract liabilities balances at June 30, 2020, was fully recognized as revenue in the year ended June 30, 2021. It is expected that the total $1.0 million deferred income balance as at June 30, 2022, will be included in revenue in the year ended June 30, 2023.

24.	Provisions

	As at June 30
(US dollars in thousands)	2022	2021	2020
Current provisions
Employee entitlements	635	1,802	1,561
Litigation	-	485	1104
Warranty	116	209	232
Remediation	353	306	-
Total current provisions	1,104	2,802	2,897

Non-current provisions
Employee entitlements	57	165	169
Total non-current provisions	57	165	169

Total provisions	1,161	2,967	3,066

Employee entitlements include long term leave and vacation provisions. $1.13 million current provisions and $0.07 million long term provisions relating to discontinued ex-solar JA Martin operations were reclassified to liabilities held for sale in current liabilities, as at June 30, 2022.

Of the $0.5 million provision for disputed legal success fees recorded at June 30, 2021 in relation to litigation of the Company’s former Chief Executive Officer, Mr. Comberg, for alleged breach of contract, $0.4 million was utilized in the year, whilst $0.1 million remained unused and was reversed in the year.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated.

The remediation provision comprises additional work required on electric vehicles, comprising a combination of remediation, testing or conversion of drivetrains to 72kwH.

(US dollars in thousands)	Employee Entitlements	Remediation	Onerous Contracts	Litigation	Warranty	Total
At June 30, 2020	1,730	-	-	1,104	232	3,066
Foreign exchange	170	-	-	-	14	184
Charged/(credited) to profit or loss:
Additional provisions	1,306	306	-	2,042	122	3,776
Reverse unused provisions	(67)	-	-	-	(112)	(179)
Provisions utilized	(1,172)	-	-	(2,661)	(47)	(3,880)
At June 30, 2021	1,967	306	-	485	210	2,967
Foreign exchange	(165)	(37)	-	-	(18)	(221)
Charged/(credited) to profit or loss:
Additional provisions	1,312	84	-		103	1,500
Reverse unused provisions	(35)	-	-	(100)	(142)	(277)
Disposals and transfers to AHFS	(1,200)	-	-	-	-	(1,200)
Unwinding of discount	6	-	-	-	-	6
Provisions utilized	(1,192)	-	-	(385)	(37)	(1,614)
At June 30, 2022	692	353	-	-	116	1,161

25.	Loans and borrowings

	As at June 30
(US dollars in thousands)	2022	2021	2020
Current liabilities
Debtor invoice financing	-	-	508
Lease liabilities	505	669	641
Shareholder loans	4,285	-	-
Chattel mortgage	142	88	51
Financing agreement	-	59	-
Bank loan	145	152	66
Other borrowings	32	36	46
Total	5,109	1,004	1,312

Non-current liabilities
Lease liabilities	1,959	326	715
Shareholder loan	21,121	21,175	23,400
Chattel mortgage	264	244	249
Financing agreement	108	183	-
Bank loan	-	159	278
Total	23,452	22,087	24,642

Total	28,561	23,091	25,954

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly installments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

On June 30, 2022 further amendments to the loan were agreed with AWN, (i) to defer repayment of principal to commence on October 01, 2023, with repayments over 60 months to September 30, 2028, (ii) to defer interest payments from October 01, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least US$25 million, and b) October 01, 2023.

During the period from October 01, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum Prepayment of US$1,000,000 is made, the interest rate and line fee will increase to 10.00% and 2.00% per annum respectively. The previous refinancing fee of $0.34 million remains accruing but becomes payable at the earlier of a) US$1.0 million prepayment being made or b) October 01, 2023.A new facility extension fee of $0.355 million was agreed with AWN, to accrue immediately but becoming payable on October 01, 2023.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 01, 2022. The term of the loan was initially set as April 30, 2022, then extended to the earlier of October 01, 2023 or the completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A facility extension fee of $29,000 (A$40,000) is payable on October 01, 2023.

A short term $3.0 million loan was provided from AWN Holdings to Aevitas O Holdings Pty Limited on February 22, 2022, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The initial expiry date of May 13, 2022 was extended to the earlier of a) October 01, 2023 or the b) completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A new facility extension fee of US$85,000 was also agreed to accrue immediately, but payable on October 01, 2023.

Lease liabilities have increased by $1.5 million in the year to $2.5 million, following $1.0 million capitalization of a new right-of-use asset in December 2021 in Kenshaw Electrical Pty Ltd, on relocation to a new larger facility in Newcastle, New South Wales, and $1.0 million in May 2022 due to the relocation of Tembo operations to a new larger facility in Eindhoven, offset by lease payments in the year and transfer of $0.2 million of lease liabilities to liabilities held for sale following announcement of the sale of the ex-solar business of Kenshaw Solar to ARA.

Depreciation expense on right-of-use assets and interest expense on associated lease liabilities for the year ended June 30, 2022 amounting to $0.8 million and $0.1 million respectively, are recognized in the Consolidated Statement of Comprehensive Income. Total lease payments for the year ended June 30, 2022 amounted to $0.4 million.

The obligations under lease liabilities are as follows:

	Minimum Lease Payments			Present Value of Minimum Lease Payments
	As at June 30			As at June 30
(US dollars in thousands)	2022	2021	2020	2022	2021	2020
Amounts payable under lease liabilities:
Less than one year	546	683	695	444	669	641
Later than one year but not more than five	2,546	379	759	2020	326	714
	3,091	1,062	1,454	2464	995	1,355
Future finance charges	(627)	(67)	(99)	-	-	-
Total lease obligations	2,464	995	1,355	2,464	995	1,355

26.	Called up share capital

	As at June 30
	2022	2021	2020
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$255,819	$222,074	$162,689
Number allotted	21,318,118	18,506,064	13,557,376
Ordinary shares of $0.012 each	$255,819	$222,074	$162,689

Following the issuance of ordinary share capital in the equity capital raise in October 2020, utilizing over $40,000 nominal amount of authorized shares allotment, at the Company’s Exceptional General Meeting on 18 December 2020, the Directors were given a new authority to allot shares up to an aggregate nominal amount of $180,000.00.

Movements in ordinary shares:

	Shares No.	Par value USD 000	Share premium USD 000	Total USD 000
At June 30, 2020	13,557,376	163	40,215	40,378
Capital raises [1]	4,091,019	49	34,317	34,366
THFC Investment [2]	49,750	1	499	500
Employee share scheme issues [3]	792,126	9	961	970
Acquisition of non-controlling interest in subsidiary [4]	15,793	-	237	237
At June 30, 2021	18,506,064	222	76,229	76,451
Conversion of equity instruments [5]	2,005,190	24	20,442	20,466
Capital raises [1]	82,644	1	243	244
Employee share scheme issues [3]	682,220	8	2,287	2,295
Other share issuances [6]	42,000	1	217	218
At June 30, 2022	21,318,118	256	99,418	99,674

1 During the year ended June 30, 2021, the Company completed a series of capital raises on Nasdaq. A total of 4,091,019 ordinary shares were issued, comprising 3,382,350 ordinary shares issued on October 19, 2020 as an underwritten public offering pursuant to an F-1 registration statement filed with the SEC on October 14, 2020, and 708,669 ordinary shares issued during June 2021, at the market price (an ATM offering), pursuant to an F-3 registration statement filed with the SEC on December 21, 2020. In the year ended June 30, 2022, a further 82,644 ordinary shares were issued under the same registration statement.

2 In February 2021, 49,750 ordinary shares were issued to Tottenham Hotspur Football Club (“THFC”) as part of the exclusive global battery partnership agreement.

3 During the year ended June 30, 2022, 682,220 shares (year ended June 30, 2021: 792,126) were issued to employees and directors of the Company and consultants to the Company under the Omnibus Incentive Plan.

4 In February 2021, 15,793 restricted ordinary shares were issued as part consideration for the purchase of the non-controlling interest in Tembo e-LV B.V.

5 On June 30, 2021, holders of convertible preference shares and convertible loan notes in Aevitas Group Limited, exercised their right to convert the debt instruments into ordinary shares in VivoPower International PLC. A total of 2,005,190 restricted ordinary shares were issued at a contracted price of $10.20 on July 21, 2021. Of the 2,005,190 ordinary shares issued, 1,959,339 were issued to entities owned by AWN Holdings Limited, the Company’s largest individual shareholder.

6 During the year ended June 30, 2022, 21,000 restricted shares were issued to Corporate Profile LLC and 21,000 restricted shares were issued to FON Consulting Ltd in exchange for investor relations services.

Each share has the same right to receive dividends and repayment of capital and represents one vote at shareholders’ meetings. Proceeds received in addition to the nominal value of the shares issued during the year have been included in share premium. The costs associated with the issuance of new shares are included within other reserves (see note 27). Share premium has also been recorded in respect of the share capital related to employee share awards.

27.	Other reserves

(US dollars in thousands)	Equity instruments 1	Preference shares 1	Shares pending issue 2	Capital raising costs 3	Equity incentive costs 4	Share awards issuance 4	Foreign exchange	Total
At June 30, 2020	27,057	-	-	(6,009)	344	-	16	21,408
Conversion to Aevitas preference shares	(2,998)	2,998	-	-	-	-	-	-
Interest on equity instruments	114	185	-	-	-	-	-	299
Equity instruments payments	(3,317)	(123)	-	-	-	-	-	(3,440)
Conversion to ordinary shares pending issue in VivoPower International PLC	(20,466)	-	20,466	-	-	-	-	-
Capital raising costs	-	-	-	(2,804)	-	-	-	(2,804)
Share issuance costs	-	-		(15)	-	-	-	(15)
Equity incentives cost less shares issued	-	-	-	-	1,078	(971)	-	107
Other movements	(390)	210	-	-	-	-	(61)	(241)
At June 30, 2021	-	3,270	20,466	(8,828)	1,422	(971)	(45)	15,314
Issuance of shares	-	-	(20,466)	-	-	-	-	(20,466)
Share issuance costs	-	-	-	-	-	(1,879)	-	(1,879)
Capital raising costs	-	-	-	(122)		-	-	(122)
Equity incentives cost less shares issued	-	-	-	-	1,318	-	-	1,318
Other movements	-	-	-	-	-	-	(283)	(283)
At June 30, 2022	-	3,270	-	(8,950)	2,740	(2,850)	(328)	(6,118)

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

The 426,528 holders which exchanged on August 31, 2020, had earned $26,708 interest on the convertible loan note in the year ended June 20, 2021, up until exchange, and this was paid in full along with $11,447 dividends that accrued over the same pre-exchange period on the convertible preference shares. Post-exchange, $185,480 dividends of the Aevitas Preference Shares were earned in the year ended June 20, 2021, with $121,905 of those paid by June 30, 2021. And the 426,528 Aevitas Preference Shares have a face value of $3,208,922 (A$10 per share), recognized together with the dividends payable.

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

2 During the year ended June 30, 2021, $20.5 million was recognized in equity for the 2,005,190 restricted ordinary shares pending issuance at a contracted conversion price of $10.20 per share. The 2,005,190 restricted ordinary shares were issued on July 21, 2021.

3 The $0.1 million of transaction costs incurred in the year ended June 30, 2022 (year ended June 30, 2021: $2.8 million) relate primarily to capital raises on Nasdaq.

4 During the year ended June 30, 2022, $1.9 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2021: $1.4 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, $1.9 million of shares were delivered to participants (year ended June 30, 2021: $1.0 million). During the years ended June 30, 2021 and June 30, 2022, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

	Number of	$000
	RSUs, PSUs	Weighted
	and BSAs	average grant
	(thousands)	date fair value
Outstanding at June 30, 2020	812	$662
Granted	184	1,621
Vested	(535)	(1,095)
Forfeit	-	-
Outstanding at June 30, 2021	462	$1,188
Granted	527	1,367
Vested	(612)	(1,460)
Forfeit	(98)	(233)
Outstanding at June 30, 2022	279	$862

28.	Earnings / (Loss) per share

The earnings / (loss) and weighted average numbers of ordinary shares used in the calculation of earnings / (loss) per share are as follows:

	As at June 30
(US dollars in thousands)	2022	2021	2020
Loss for the year / period attributable to equity owners	(21,569)	(7,571)	(5,103)
Weighted average number of shares in issue (‘000s)	20,722	16,306	13,557
Basic earnings/(loss) per share (dollars)	(1.04)	(0.49)	(0.38)
Diluted earnings/(loss) per share (dollars)	(1.04)	(0.49)	(0.38)

29.	Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributed 10% during the year, and for FY2022, the Company will contribute 10.5%. A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2021: 7%; year ended June 30, 2020: 4%). A pension scheme is also in place for Netherlands employees where the Company contributes 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.9 million (year ended June 30, 2021: $0.8 million; year ended June 30, 2020: $0.79 million).

30.	Financial instruments

	As at June 30
(US dollars in thousands)	2022	2021	2020
Financial assets at amortized cost
Trade and other receivables	7,373	6,970	8,587
Cash and cash equivalents	1,285	8,604	2,824
Restricted cash	1,195	1,140	1,013
Total	9,853	16,714	12,424

Financial liabilities at amortized cost
Loans and borrowings	28,561	23,091	25,954
Trade and other payables	10,973	5,751	7,504
Total	39,534	28,842	33,458

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

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that liquidity risk is effectively managed and mitigated. The Group held unrestricted cash resources of $1.3 million at June 30, 2022 ( June 30, 2021: $8.6m; June 30, 2020: $2.8m). The ratio of current assets to current liabilities at June 30, 2022 is 0.92 ( June 30, 2021: 1.79; June 30, 2020: 1.04).

The Group maintained a A$2.1 million debtor finance facility to support its working capital requirements in JA Martin, of which nil was drawn at June 30, 2022 ( June 30, 2021: nil; June 30, 2020: $0.5 million). Following sale of ex-solar JA Martin operations on July 01, 2022, the JA Martin debtor finance facility was cancelled, but indicative terms for a new facility with a limit of A$2.5 million and variable interest rate that is currently 7.75% have been received by Kenshaw, as well as a trade finance facility of $0.5 million.

The Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2022 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	10,973	10,973	-	-	-
Borrowings	26,097	4,604	11,283	10,211	-
Lease liabilities	2,464	506	846	1,112	-
Total	39,534	16,083	12,129	11,323	-

Year Ended June 30, 2021 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	5,751	5,751	-	-	-
Borrowings	22,096	411	11,424	10,261	-
Lease liabilities	995	669	326	-	-
Total	28,842	6,831	11,750	10,261	-

Year Ended June 30, 2020 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	7,504	7,504	-	-	-
Borrowings	24,598	688	23,873	37	-
Lease liabilities	1,356	649	654	53	-
Total	33,458	8,841	24,527	90	-

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2022:

●	Cash and cash equivalents $0.8 million denominated in AUD, $0.3 million denominated in EUR and $0.1 million denominated in GBP.
●	Restricted cash $1.2 million denominated in AUD.
●	Trade and other receivables $5.7 million denominated in AUD, $2.1 million denominated in EUR and $1.0 million in GBP.
●	Trade and other payables $7.5 million denominated in AUD, $1.8 million in EUR and $0.6 million in GBP.
●	Borrowings $2.0 million denominated in AUD and $1.1 million in EUR.
●	Provisions $0.8 million denominated in AUD and $0.4 million in EUR.

The non-current shareholder loan of $21.1 million is denominated in USD, upon which there is no foreign currency risk.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

31.	Related party transactions

AWN is not the ultimate controlling party of VivoPower, but retains a significant influence. As at June 30, 2022, AWN held a 47.5% equity interest in the Company, reducing to 42.8% following the shelf issuance in July 2022.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly installments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to cash settle a refinancing fee of approximately $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised a Specific Security Deed over the assets of Aevitas O Holdings Pty Ltd and general security over the assets of VivoPower International PLC.

On June 30, 2022 further amendments to the loan were agreed with AWN, (i) to defer repayment of principal to commence on October 01, 2023, with repayments over 60 months to September 30, 2028, (ii) to defer interest payments from October 01, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least US$25 million, and b) October 01, 2023.

During the period from October 01, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum Prepayment of US$1,000,000 is made, the interest rate and line fee will increase to 10.00% and 2.00% per annum respectively. The previous refinancing fee of $0.34 million remains accruing but becomes payable at the earlier of a) US$1.0 million prepayment being made or b) October 01, 2023.A new facility extension fee of $0.355 million was agreed with AWN, to accrue immediately but becoming payable on October 01, 2023.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 01, 2022. The term of the loan was initially set as April 30, 2022, then extended to the earlier of October 01, 2023 or the completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A facility extension fee of $29,000 (A$40,000) is payable on October 01, 2023.

A short term $3.0 million loan was provided from AWN Holdings to Aevitas O Holdings Pty Limited on February 22, 2022, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The initial expiry date of May 13, 2022 was extended to the earlier of a) October 01, 2023 or the b) completion by VivoPower International PLC of a debt or equity raise of at least US$25 million. A new facility extension fee of US$85,000 was also agreed to accrue immediately, but payable on October 01, 2023.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. During the year ended June 30, 2022, Mr. Hui invoiced the Company $50,000 for director fees. At June 30, 2022, the Company had an account payable of $8,333 in respect of these services. Furthermore annual 3,500 RSUs ($2,625) and 8,124 quarterly PSUs ($6,093) vested to Michael Hui in the current year.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2022, $343,806 was recharged to the Company (year ended June 30, 2021: $1,028,096). At June 30, 2022, the Company has a payable to AWN in respect of recharges of $313,688 ( June 30, 2021: $4,345, June 30, 2020: $202,024)).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned A$2,729 ($1,880) dividends on the Aevitas Preference Shares during the year ended June 30, 2022.

Chief Executive fees for Kevin Chin in the amounts of $434,969 and training annual allowance of $51,388 were charged to the Company by Arowana International U.K. Limited (“AWE”),during the year ended June 30, 2022. On July 01, 2020, Arowana International U.K. Limited (“AWE”), previously a subsidiary of AWN, ceased to be a subsidiary of AWN, and ownership of this entity is not under common control. Accordingly, AWE is no longer a related party to the Company in the years ended June 30, 2021 and 2022.

Chairman’s fees for Kevin Chin in the amounts of $91,029 were charged to the Company by Arowana Partners Group Pty Ltd (“APG”) in the current year. A further $219,608 costs incurred by APG on behalf of the Company were recharged to the Company in the year. At June 30, 2022, the Company had an account payable of $163,263 in respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2022.

Annual 17,740 RSUs ($13,080) and 40,479 quarterly PSUs ($30,359) and 70,000 ($229,600) RSUs related to short term incentive compensation for the year ended June 30, 2021, vested to APG for Mr. Chin as Chief Executive in the current year.

On November 26, 2021, APG provided a loan of $0.37 million to Caret LLC, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

32.	Subsequent events

On July 1, 2022, the ex-solar operations of Kenshaw Solar (formerly J.A. Martin Electrical PTY Limited) were sold to ARA Electrical Engineering Services Pty Limited. Disposal consideration $6.8 million comprised cash purchase price $3.4 million (A$5.0 million) less working capital adjustment $0.8 million (A$1.2 million). Fair value of contingent consideration $4.5 million applied a contracted 4.5x multiple to year 1 forecast EBITDA of $2.7 million, discounted at 10% to net present value, less purchase price paid. Costs to sell comprised advisory fees of $0.3 million. Net book value of net assets sold was $6.7 million, resulting in gain on disposal of $0.03 million.

On July 29, 2022, the Company entered into a Securities Purchase Agreement to issue and sell, in a registered direct offering directly to an investor, (i) an aggregate of 2,300,000 ordinary shares (the “Shares”), nominal value $0.012 per share, at an offering price of $1.30 per share and (ii) an aggregate of 1,930,770 pre-funded warrants exercisable for Ordinary Shares at an offering price of $1.2999 per Pre-Funded Warrant, for gross proceeds of approximately $5.5 million before deducting the placement agent fee and related offering expenses.

The Pre-Funded Warrants were sold to the Investor whose purchase of Ordinary Shares in the Registered Offering would otherwise result in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding Ordinary Shares immediately following the consummation of the Registered Offering, in lieu of Ordinary Shares. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full.

In a concurrent private placement, we agreed to issue to the investor, Series A Warrants exercisable for an aggregate of 4,230,770 Ordinary Shares at an exercise price of $1.30 per share. Each Series A Warrant will be exercisable on February 2, 2023 and will expire on February 2, 2028. The Series A Warrants and the Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

33.	Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them are included in Note 9 to the consolidated financial statements.

34.	Ultimate controlling party

As at June 30, 2022, AWN held a 47.5% equity interest in the Company, reducing to $42.8% following the shelf issuance in July 2022. Since June 30, 2021, the Company no longer has an ultimate controlling party.

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN Holdings Limited, a company registered in Australia.