Form 20-F
period 2023-06-30
VivoPower International PLC
filed 2023-10-02
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended June 30, 2023

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

(Address of principal executive offices)

Kevin Chin, Chief Executive Officer

Tel: +44-203-667-5158

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

Ordinary Shares, nominal value $0.012 per share	25,788,260

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

Large accelerated filer  ☐             Accelerated filer  ☐          Non-accelerated filer  ☒            Emerging growth company  ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References to any specific fiscal year refer to the year ended June 30 for 2023 and future periods. For example, we refer to the fiscal year ended June 30, 2023, as “FY2023”.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures or in the electric vehicle sector;
•	our ability to attract and retain customers;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our expectations regarding demand for electric vehicle conversion kits;
•	our expectations regarding changes in the cost of materials for electric vehicle conversion kits;
•	our expectations regarding demand for solar power by energy users or investor in projects;
•	our expectations regarding changes in the cost of developing and constructing solar projects;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to develop competitive electric vehicle products and build scalable assembly processes;
•	the extent to which events with a global impact on supply chains, such as pandemics or wars, affects our business, financial condition and results of operations;
•	our expectations regarding our ongoing legal proceedings;
•	our ability to adequately protect our intellectual property; and
•	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth elsewhere in this Annual Report has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2023, for the year ended June 30, 2022, and for the year ended June 30, 2021, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information in conjunction with those audited consolidated financial statements, the notes thereto, and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares involves a high degree of risk and our business faces significant risk and uncertainty. You should carefully consider the following information, together with the other information in this Annual Report and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the "SEC"), before deciding to invest in or maintain an investment in any of our securities. Our business, as well as our financial condition or results of operations could be materially and adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The market price of our shares could decline as a result of any of these risks or uncertainties, and you could lose all or part of your investment.

Risks related to our business and operations

Our operational and financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

In order to facilitate the growth of our Sustainable Energy Solutions ("SES") strategy, we will need to make significant investments of both an operational expenditure and a capital expenditure nature.

We may not be profitable from period to period because we do not know the rate at which our revenue will grow, if it will grow at all, and we do not know the rate at which we will incur expenses. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our revenue and operating results are difficult to predict and may vary significantly from period to period. Sustained losses could have a material adverse effect on our business, financial condition or results of operations.

We expect our period to period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and to increase production capacity by expanding our current manufacturing facilities and adding future facilities. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may focus on short-term financial results. Accordingly, the trading price of our stock could decline substantially, either suddenly or over time.

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

If we continue to experience losses and we are not able to raise additional financing to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss of $24.3 million, $22.1 million and $8.0 million for the years ended June 30, 2023, 2022 and 2021, respectively. If we are unable to generate sufficient revenue from the operation of our businesses, grow our electric vehicle sales, and generate sales of SES projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses.

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended June 30, 2023 includes an explanatory paragraph indicating that a material uncertainty exists which may cast material doubt on the group’s ability to continue as a going concern if it is unable to secure sufficient funding. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Any failure to protect our proprietary rights adequately could result in our competitors offering similar sustainable energy solutions more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., U.K., Europe, United Arab Emirates and Australia, as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

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

If we fail to deliver our renewable products, critical power services and electric vehicle ("EV") conversion kits within planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired. If customers or potential customers have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business, results of operations and financial condition.

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

In particular in the case of Tembo we depend on suppliers for the components of our kit to maintain or improve their prices as volumes ordered increase and to deliver their products to Tembo within agreed timeframes. There can be no assurance that our volumes of orders and our suppliers’ pricing and lead times will be aligned with our agreements or forecast, which may have an adverse impact on our business and financial results.

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

Our group SES strategy, including electric vehicles and electrical services to the solar power industry market, may not be successful, could disrupt our existing operations and increase costs, decrease profitability and reduce cash flows across the group.

Our strategy is to focus on delivering end-to-end sustainable energy solutions to corporate customers (including electric vehicles and electrical services to the solar power industry market) to help them accelerate achievement of their net zero carbon goals. These include existing customers of our critical power solutions business, particularly those in hard to decarbonize sectors such as the mining, infrastructure and utilities sectors. As part of this strategy, we have also divested of the non-solar operations of J.A. Martin Electrical Pty Limited ("J.A. Martin") in July 2022.

There can be no assurance that the SES strategy will succeed, especially as it is a new business model. For example, there may not be enough customers who engage us to deliver full end-to-end SES solutions to drive the growth that our management is targeting. We may not be able to perfect solutions that meet the expectations of customers and we may be surpassed by competitors with better technologies. We may not be able to scale up Tembo appropriately or sufficiently integrate it with our existing business operations.

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

Our ability to scale up Tembo, our commercial EV segment, is dependent on securing new business opportunities and orders, meeting the requirements of customers and the timely delivery of orders across different market sectors.

We plan to expand significantly in the commercial electric vehicle market, providing electric utility vehicles (“EUV”) with a key focus initially on servicing EUV customers in the mining, infrastructure, government services, humanitarian, tourism, and utilities sectors. As we look to develop these opportunities, monetise our pipeline and secure firm orders, we will incur increased operational expenditures and capital expenditures that may impact our profitability and cash flows.

We will continue to be engaged in product innovation with Tembo as we look to introduce new products, including EUV conversion kits with a longer range and/or greater payload capacity. To the extent that such innovation does not successfully meet regulatory requirements, quality and safety standards and/or customer expectations more generally, future sales could be impaired.

Following the acquisition of Tembo, we signed distribution agreements with a number of partners in North America, Australia, the Middle East, Africa, Southeast Asia and Europe to sell Tembo EUV conversion kits. If Tembo is not able to meet the technical specifications, quality and safety standards of our customers and partners, this will have a material adverse effect on Tembo’s brand, reputation, revenue and future prospects. Furthermore, if Tembo is unable to fulfill product delivery volumes in accordance with timelines agreed with our customers and partners, this could have a material adverse effect on future sales, operating results and the financial condition of the business.

The future growth and success of Tembo is dependent upon acceptance of its zero-emission specialist battery-electric off-road vehicle kits amongst key target customers in the mining, infrastructure, government services, humanitarian, tourism and utilities sectors.

Our strategy for Tembo is to focus its vehicle fleet electrification efforts on the ruggedized, customized and off-road segments of the electric vehicle market including for the mining, infrastructure, government services, humanitarian, tourism and utilities sectors. This market is relatively new, rapidly evolving, and characterized by rapidly changing technologies, new competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If this market does not develop as we expect or develops more slowly than we expect, our business, results of operations, financial condition and prospects will be materially adversely affected.

Factors that may influence the market acceptance of new zero-emission vehicles and the conversion of existing vehicles to zero-emission electric vehicles include:

●

perceptions about zero-emission electric vehicle quality, safety design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of any electric vehicle;

●	perceptions about the limitations on the range over which zero-emission electric vehicles may be driven on a single battery charge;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced or new technology;

●	the availability of, and perceptions about, alternative fuel vehicles, including hydrogen, as well as the cost of these fuels, which may reduce demand for battery electric vehicles;

●	the availability of service infrastructure for zero-emission electric vehicles;

●	changes in the costs of oil, diesel and gasoline;

●	government regulations and economic incentives, including a change in the administrations and legislations of federal and state governments, promoting fuel efficiency and alternate forms of energy;

●	access to charging stations, standardization of electric vehicle charging systems and perceptions about convenience and cost to charge an electric vehicle;

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

●

actual and potential supply chain shortages, in particular with regard to batteries and other vehicle inputs, as well as increases in the prices of such inputs, which may have a material adverse effect on the operations, profits and cash flow of Tembo;

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

In particular, we are in the process of testing EV conversion kits with new battery platforms. Our ability to execute on the research, development and design of the EV conversion kit within the intended time and budget is key to deliver to our distribution partners and customers in accordance with our existing and upcoming agreements and to grow revenues at Tembo.

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

The fair market value of investments we have made in our U.S. solar projects may decline. The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, land owners’ expectations on terms of their leases, availability of alternative opportunities to land owners, unforeseen development delays, unfavorable project development costs, prohibitive deposit requirements by power offtakers and utilities for interconnection, and long-term interest rates.

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

We have a limited operating track record in the development and sale of SES solutions and, as a result, we may not be successful developing and scaling up this business segment profitably.

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

We have experience in developing, financing and building solar power systems. However, we have limited experience and track record in combining this experience to develop and offer a complete SES solution with electric vehicles, renewable microgrids, battery recycling and reuse and we are still in the process of developing such capabilities.

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

In the U.S., we have a portfolio of 7 utility-scale solar projects under development, with total power generating capacity of 365 MW-DC. These projects are at varying stages of development and will take many months or even years to complete and sell. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control.

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

Risks related to raising of capital and financing

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

As of June 30, 2023, we had an aggregate of $32.4 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

We had a forward order book of $10.8 million as of June 30, 2023, for our critical power services segment, representing 79% of the $13.6 million revenue generated by this segment (on a continuing basis) for the year ended June 30, 2023. In addition, we have also secured potential commitments in our electric vehicles segment to deliver more than 15,000 electric vehicle conversion kits over the next 5 years. We are targeting significant growth across our businesses over the next 5 years, underpinned by strong industry tailwinds including the electrification of fleet vehicles, the adoption and acceleration of net zero carbon goals by corporate customers, and growth of the renewable and infrastructure sectors in our key geographic markets.

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

We continue to require working capital and credit facilities to fund the growth of our critical power services businesses, and we may require additional working capital and credit facilities to fund the growth of the electric vehicles business and the up-front costs associated with the development and sale of sustainable energy solutions projects. Without access to sufficient and appropriate financing, or if such financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business. Our ability to obtain financing in the future depends on banks’ and other financing sources’ continued confidence in our business model and the industries in which we operate as a whole. In addition, wholesale regulatory changes within financial services markets within specific jurisdictions in which we operate can affect the availability of financing for our businesses resulting from capital availability in the market and appetite of the market for certain industries, risks, or businesses. Changes to our business, the business of our lenders, or the financing market in a region or as a whole could result in us being unable to obtain new financing or maintain existing credit facilities. Failure to obtain the necessary financing to fund our operations would materially adversely affect our business, financial condition and results of operations. To date, we have obtained financing for our business from a limited number of financial parties. If any of these financial parties decided not to continue financing our business or to materially change the terms under which they are willing to provide financing, we could be required to identify new financial parties and negotiate new financing documentation. The process of identifying new financing partners and agreeing on all relevant business and legal terms could be lengthy and could require us to reduce the rate of growth of our business until such new financing arrangements are in place. In addition, there can be no assurance that the terms of the financing provided by a new financial party would compare favorably with the terms available from our current financing partners. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition, and results of operations.

We are a holding company whose material assets consist of our holdings in our subsidiaries, upon whom we are dependent for distributions.

We are a holding company whose material assets consist of our holdings in our subsidiaries. We do not have independent sources of revenue generation. Although we intend to cause our subsidiaries to make distributions to us in an amount necessary to cover our obligations, expenses, taxes and any dividends we may declare, if one or more of our operating subsidiaries become restricted from making distributions under the provisions of any debt or other agreements or applicable laws to which it is subject, or is otherwise unable to make such distributions, it could have a material adverse effect on our financial condition and liquidity.

Risks related to ownership of our Ordinary Shares

The trading price of our Ordinary Shares is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our Ordinary Shares, nominal value $0.012 per share (the "Ordinary Shares"), has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our Ordinary Shares have experienced an intra-day trading high of $1.50 per share and a low of $0.23 per share during FY2023.

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

We may issue additional securities in the future, which may result in dilution to our shareholders and may depress our share price.

We are not restricted from issuing additional Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares. Because we anticipate we will need to raise additional capital to operate and/or expand our business, we expect to conduct equity offerings in the future.

There is no limit on the number of Ordinary Shares we may issue under our articles of association, however the directors’ authority to allot Ordinary Shares is limited to the extent authorized by the shareholders of the Company. On November 10, 2022, at the Company's annual general meeting, the shareholders authorized the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, Ordinary Shares up to an aggregate nominal value of $180,000, such authority to expire on November 10, 2027, and the shareholders waived all and any pre-emption rights in respect of the same. To the extent we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. The Ordinary Shares underlying our securities may be eligible for public resale in the future, either pursuant to registration or an exemption from registration. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our Company.

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

We have not paid any cash dividends on our Ordinary Shares to date. The payment of cash dividends on our Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the applicable laws and regulations of England and Wales and will be within the discretion of our board of directors (the "Board"). It is the present intention of our Board to retain all earnings, if any, for use in our business operations and, accordingly, our Board does not anticipate declaring any dividends on our Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Ordinary Shares will result solely from the appreciation of such shares.

We cannot assure you that our Ordinary Shares will always trade in an active and liquid public market. In addition, at times trading in our Ordinary Shares on The Nasdaq Capital Market ("Nasdaq") has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our Ordinary Shares may have a negative effect on our ability to raise capital on attractive terms or at all and may have a material adverse effect on our operations.

The market price of our Ordinary Shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks related to our business and operations.” As a result of these and other factors, investors in our Ordinary Shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our Ordinary Shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our Ordinary Shares as reflected in daily trading volume on Nasdaq has usually been low. As of August 31, 2023, the trading price of our Ordinary Shares on Nasdaq was $0.46 per share. At certain points in the past year, the trading price of our Ordinary Shares on Nasdaq has fallen to a minimum of $0.23 per share, and has also traded to a maximum of $1.50 per share. The Company was first notified by Nasdaq that it no longer met the minimum bid price of $1.00 per share requirement, based on the closing bid price of the Company’s Ordinary Shares for the last 30 consecutive business days, on October 28, 2022, and was given an initial 180-day period, until April 26, 2023, to regain compliance. On April 27, 2023, the Company received written notification from Nasdaq granting the Company's request for a 180-day extension to regain compliance with Nasdaq's minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"). The Company has until October 23, 2023, to meet the Minimum Bid Price Requirement that the bid price of the Company's Ordinary Shares close at, or above, $1.00 per share for a minimum of ten consecutive business days. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq, such appeal would be successful.

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

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the Board, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance requirements. We currently do not intend to take advantage of any such exemptions.

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

Our largest shareholder AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) owned approximately 39.3% of our outstanding Ordinary Shares as at August 31, 2023. Accordingly, AWN exerts substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of AWN could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by AWN could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

In addition, AWN is our largest creditor, having provided us with a shareholder loan on a secured basis, and also some short-term loans. As of June 30, 2023, the balance of these shareholder loan was $28.6 million. AWN has the ability to exert rights that are customary for a secured first ranking loan if we are in breach of covenants or otherwise default on the loans. Any exertion of such rights may adversely affect the value of our share price.

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

Our business has been materially adversely affected by COVID-19 across the key markets where we have operations, including the U.K., Australia, the Netherlands, and the U.S. Due to the outbreak of COVID-19 in 2020, authorities in our key markets and globally took various emergency measures, including implementing travel bans, closing factories and businesses, and imposing quarantine restrictions and lockdowns. These measures prevented many of our employees from going to work, which has adversely impacted our business operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose additional restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to supply chain and logistics disruption, the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health pandemic or other adverse public health developments could have a material adverse effect on our business operations.

Pandemic-related lockdowns and border closures have also caused supply chain and logistics disruption, including exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Further supply chain and logistics disruption due to COVID-19 could have a material adverse effect on our business operations.

COVID-19 has also caused delays in fulfilment of customer orders and contracted projects, which adversely affect our revenues. Although the risk may now be subdued, the extent to which COVID-19 may continue to impact our ability to effectively operate remains uncertain. While restrictions imposed in response to COVID-19 have eased since FY2022, the long-term economic impact of COVID-19 is still uncertain. To the extent that lockdowns, restrictions and border controls are implemented in response to new waves of contagion from COVID-19 or to any other novel global public health threats or fear thereof, there is significant risk that our revenues, operating results and financial condition will be further compromised.

General economic conditions, including levels of inflation and official interest rates in different jurisdictions in which we operate, could adversely impact demand for our solutions, products and services.

Russia’s invasion of Ukraine and the escalating military conflict in the region has, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable initially to COVID-19 and then Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and VivoPower’s business.

Given general cost inflation pressures, to the extent that we are unable to fully pass on any increases in input costs including materials and labor, this will adversely affect our profit margins, cash flows and ultimately our business, results of operations and financial condition.

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

Our growth and profitability depend on the demand for and the prices of our solutions, products and services, which are underpinned by the relative cost of electricity and solar power as well as EV conversion kit components. If we experience negative macroeconomic and microeconomic conditions, our business, results of operations and financial condition may be materially adversely affected.

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

With operations in the United States, the United Kingdom, Europe, the UAE, the Philippines and Australia, we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciations, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Trade wars, imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries. In addition, the circulation of goods which are vital to our business success due to our international orientation can been adversely affected by pandemics such as COVID-19.

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

Foreign exchange rates have seen significant fluctuation in recent years, and significant increases in the value of the U.S. dollar relative to foreign currencies could have a material adverse effect on the Group’s (as defined below) reported financial results.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations and severe weather, including extreme weather conditions associated with climate change, may negatively affect our operations.

Our business is subject to seasonal variations in demand linked to weather conditions. The demand for our solutions, products and services from some countries may also be subject to significant seasonality due to adverse weather conditions. Furthermore, extreme weather conditions such as hurricanes, droughts, heat waves, fires, winter storms and other severe weather events associated with climate change could cause these seasonal fluctuations to be more pronounced. Seasonal variations and unseasonal weather could adversely affect our results of operations, including preventing our workforce from progressing projects as planned and making them more volatile and unpredictable.

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

If we are unable to secure third party financing on commercially viable terms, this could have a material adverse impact on our business, prospects, operating results and financial condition.

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

We report our financial statements under IFRS. There have been and there may be in the future certain significant differences between IFRS and U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

These laws, rules and regulations may adversely affect the technical and economic viability of our Tembo EUV products and solutions which in turn could have a material adverse effect on our business, results of operations and financial condition.

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

Among other factors, the economic viability of our solar development projects in the United States may depend upon U.S. federal income tax rates as well as the investment tax credit regime under Section 48 of the Internal Revenue Code (the “Code”). The federal income tax reform enacted under the Tax Cuts and Jobs Act of 2017 included a substantial reduction to the federal income corporate tax rate which reduced the economic value of federal investment tax credits. However, the Inflation Reduction Act of 2022 lifted ITCs to 30% and extended them for projects beginning construction before January 1, 2025, with solar projects also being able to take the Production Tax Credit in lieu of ITCs. Any future changes in taxation policy, including in relation to investment tax credits may have a negative impact on the economic viability of our U.S. solar development projects, all other things being equal.

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

On May 31, 2022 the William Q. Richards Estate (the “Plaintiff” or the “Estate”) filed a complaint against VivoPower USA LLC, Caret, LLC (“Caret”), formerly Innovative Solar Ventures I, LLC (“ISV”), and related entities (the "VivoPower Defendants") alleging the VivoPower Defendants improperly included land owned by the Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint sought to nullify and/or declare the tax abatement agreements void. The Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. On September 16, 2022, the VivoPower Defendants filed a motion to dismiss Plaintiff’s Amended Complaint, which the Court subsequently granted on January 23, 2023, stating that the Plaintiff had failed “to establish that the amount in controversy had been met.” On February 20, 2023, the Estate filed a second amended complaint to argue that the amount in controversy was met. Regina, widow of the late William Q. Richards, was added as a plaintiff in the second amended complaint. On March 6, 2023, the VivoPower Defendants filed a new motions to dismiss the Plaintiffs’ second amended complaint. On May 5, 2023, the Plaintiffs filed an instant opposition to the VivoPower Defendants’ motions to dismiss. On May 19, 2023, the VivoPower Defendants submitted a reply supporting their motion to dismiss requesting the dismissal of the Plaintiffs' claim. The Company does not expect the Plaintiff to be successful in its complaint. Accordingly no provision has been recorded as at June 30, 2023 in relation to this matter.

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

On November 5, 2020, the Company completed the acquisition of 51% of Tembo e-LV B. V. and its subsidiaries: Tembo 4x4 B.V. and FD 4x4 Centre B.V. (“Tembo”) for a total consideration of €4.0 million. On February 2, 2021, the Company acquired the remaining 49% of Tembo e-LV for €1.8 million cash consideration and €0.2m of Ordinary Shares. The primary business activity of Tembo is assembly of ruggedized electric vehicles and related products, suitable for use in off-road and ruggedized environments, including mining, infrastructure, utilities, government services, humanitarian, tourism and agriculture sectors. Tembo’s capabilities are a key element of VivoPower’s sustainable energy solutions strategy and offering.

On June 30, 2021, the Company acquired the remaining 50% interest in its joint venture, Caret, from the other joint venture partner, Innovative Solar Systems, LLC ("ISS"), for $1. The primary business activity of Caret is the development of utility scale solar farms in the U.S.

On July 1, 2022 the Company disposed of the business and assets of J.A. Martin except its solar division and the business and assets of Non-Destructive Testing Services in a sale to ARA Electrical Engineering Services Pty Limited (ARA) for an upfront cash payment of $3.4 million less working capital adjustment of $0.8 million, sale costs of $0.3 million and an earn-out payment payable 12 months after disposal of 4.5x FY2023 EBITDA minus the upfront payment, estimated on a discounted basis at $4.2 million.

VivoPower has 22 subsidiaries and associated entities. See “Item 4.C. Organizational Structure” for a list of each entity and its jurisdiction of incorporation.

Corporate and Other Information

Our registered office is located at The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom. Our telephone number is +44-203-667-5158 and our internet address is https://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the U.S. is CSC Global / The Law Debenture Trust. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B. Business Overview

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned-subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (previously J.A. Martin) (“Aevitas Solar”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”), (in combination “Tembo”) a specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises seven active utility-scale solar projects under development in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

VivoPower, by way of a holding entity known as Aevitas, which was established in 2013 and subsequently acquired in December 2016, wholly owns two Australian subsidiaries: Kenshaw and Aevitas Solar. Aevitas is a key player in the manufacture, distribution, installation and servicing of essential energy infrastructure solutions. Its portfolio spans the design, procurement, installation, and upkeep of power and control systems, including those catering to utility and industrial scale solar farms.

Aevitas’ reputation as reliable power consultants enables it to serve a diverse range of clients, spanning governmental, commercial, and industrial sectors. From their headquarters located in Newcastle, within New South Wales' Hunter Valley region, these businesses extend their operations across Australia's Eastern seaboard with additional locations in Canberra and Sydney. Owing to their strategic positioning, they are well-equipped to capitalize on the robust growth from public and private sector investments within the infrastructure, renewable energy, mining, and data center industries.

The Hunter Valley region is Australia's foremost regional economy, larger than Tasmania, the Northern Territory, and the Australian Capital Territory. With an estimated 322,000 jobs and a GDP valued at $28 billion, the region has a diverse economic landscape and skilled workforce. Traditional strengths in mining and advanced manufacturing, are being supplemented by rapidly expanding sectors such as defense, food and agribusiness, and renewables.

The region holds a favorable position to reap the benefits from overarching trends influencing the Australian economy. Factors such as an aging population and increased integration into the global economy present significant opportunities for economic advancement and growth in the Hunter Valley.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical and mechanical services. In addition, the businesses are responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions.

Kenshaw Electrical Pty Limited

Established in 1981, Kenshaw is a specialist in the provision of essential electrical and mechanical power services, with its headquarters situated in Newcastle, within Australia's Hunter Valley region.

Kenshaw operates out of three locations across New South Wales and the Australian Capital Territory, with its head office in Newcastle and additional branches in Canberra and Sydney. The business’s longstanding history of quality is attributed to its highly skilled personnel, whose abilities span a comprehensive array of critical power generation solutions, products, and services. Their expertise covers the entire life cycle of electric motors, power generators, and mechanical equipment.

Kenshaw holds ISO9001 (Quality Management), ISO45001 (Occupational Health and Safety) and the newly acquired AS/NZS3800 (Electrical equipment for explosive atmospheres) certification as evidence of its commitment to quality and safety. With a proactive and responsive approach, the business delivers programmed and as-needed services to a dedicated clientele that exceeds 500 in number. This diverse client base spans local, national, and multinational entities, incorporating sectors from data centers and health infrastructure to mine operators and agriculture. Furthermore, it serves aged care facilities, transport providers, and utility services. Offering both contract-based and ad-hoc services, Kenshaw has built a strong reputation for reliable and timely service among its wide-ranging clientele.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; wheel cartridge motor electric repair and refurbishment; and industrial electrical services.

The data center sector remains an important market for Kenshaw. Propelled by the ongoing trend of digital transformation, the rise and persistence of remote work, online education, and virtual entertainment amid and subsequent to the COVID-19 pandemic, demand for Kenshaw's services has seen significant growth. This surge is further amplified by the burgeoning influence, processing and storage needs of artificial intelligence.

VivoPower believes Kenshaw will continue to benefit from the growth in the data center market through its long-term relationship with data center and facility management service providers. While Kenshaw has traditionally been focused on new data center builds, this stage of the market is increasingly being dominated by original equipment manufacturers (OEMs) such as Cummins and Penske, increasing competition and making margins unattractive. As a consequence, Kenshaw has pivoted to focus more heavily on data center maintenance services, both ad-hoc and scheduled. The nature of this revenue is of a higher quality given it is at a higher margin, more predictable and in some cases, multiyear contracted.

The growing base of both Kenshaw and third party completed installation projects provides a fertile environment for the business to provide the ongoing monitoring and maintenance of these critical Uninterruptible Power Supply ("UPS") assets, through its Generator Service division. The Canberra and Sydney branches, form an integral part of this offering by allowing for locally stored equipment and locally available personnel with an aim for Kenshaw to become entrenched at its clients’ sites for the entire lifecycle of these assets.

In addition to the data center sector, the infrastructure sector continues to be a growing contributor for Kenshaw. In the 2022-23 budget season, a record $168 billion in general government expenditure was allocated to infrastructure over the four years to FY2025-26. This is $4.5 billion higher than the 2021-22 budget season. Of particular relevance to Kenshaw, the New South Wales state government allocated $58 billion to infrastructure, an increase of $1.8 billion over the prior year, and equivalent to 17.9% of general government expenditure.

A key part of the infrastructure sector and where Kenshaw has enjoyed good growth is the rail sector. Australian railways activity across construction and maintenance rose to a record $8.5 billion in 2021-22, with activity forecast to average $9.5 billion over the next five years as a swathe of large and predominantly publicly funded projects ramp up across Australia. Railway construction work increased in real terms by 2.9% to $7 billion in 2021-22, a record level of activity. This represents the sixth consecutive year of growth in rail construction driven predominantly by publicly funded projects, which have increased by 287% since 2014-15. Overall, $85 billion in rail civil construction and maintenance is forecast for the coming decade to 2031-32, compared to $63 billion over the last decade. Over the next 15 years, $101 billion in rail construction work is expected.

Kenshaw benefits from the continued increase in public sector spending on infrastructure, and in particular rail projects, through the provision of custom critical power backup solutions and generator maintenance to clients such as civil construction contractors, government agencies and government departments.

Kenshaw's traditional clientele also extends to entities operating within or servicing Australia's mining sector—the nation's predominant industry as gauged by GDP contribution. Over the past year, the Australian mining sector has maintained strong performance, fortifying Kenshaw's position in the industry.

Furthermore, with the mining sector's increasing commitment towards sustainability and acceleration towards achieving net-zero objectives, mine site electrification, particularly with renewable energy, emerges as a significant growth opportunity for both Kenshaw and VivoPower. Given Kenshaw's established track record in the sector, it is optimally poised to capitalize on future expansion in the Australian mining industry, particularly in its pursuit of decarbonization.

Revenue earned within Australia is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021

Generator sales and installation	2,159	5,206	11,479
Generator service and non-destructive testing	2,372	1,767	1,761
Motor sales and overhaul	6,474	5,315	5,169
Total revenue	11,005	12,288	18,409

There is no material seasonality which impacts Kenshaw, however in FY2023, the business continued to be adversely impacted by supply chain challenges, with most electrical equipment manufactured outside of Australia. The business has had to adapt to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains and crisis in Ukraine. In addition, inflationary impact has seen an increase in cost of goods sold, the majority of which has been passed on to clients.

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

With almost 500 active customers for the year ended June 30, 2023, the business is not solely reliant on one customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

VivoPower continues to believe that Kenshaw, through its experience, capability, and track record, is well positioned competitively to benefit from the strong growth outlook for Australian data centers, aged and health care infrastructure as well as the continued strength of the Australian mining sector, particularly as it transitions towards decarbonization.

Aevitas Solar

Aligning with VivoPower's strategic vision to concentrate on its primary businesses - electrical vehicle, renewable critical power, and sustainable energy solutions - the non-solar segment of J.A. Martin was identified as non-essential. As a result, it was divested to ARA on July 1, 2022. Subsequently, the solar-focused division of J.A. Martin has been rebranded as Aevitas Solar and is now overseen by the Kenshaw leadership team.

Aevitas Solar remains committed to fulfilling existing contracts established prior to the divestiture, such as those related to the Blue Grass and Edenvale Solar Farms. Concurrently, the company actively explores new ventures in the solar sector as part of the Aevitas Solar expansion strategy. However, it maintains a prudent approach, being keenly aware of the inherent risks tied to such projects.

Results of J.A. Martin's non-solar activities have been classified under discontinued operations. Included in the net assets divested to ARA of the discontinued operation is a Newcastle-based facility, which specializes in manufacturing industrial switchboards and motor control centers. Additionally, this facility oversees end-to-end project installations, provides maintenance services, and offers both design and engineering expertise. Complementing this is an office and workshop facility situated in the Hunter Valley, dedicated to serving the mining and industrial sectors.

Despite its longstanding history and focus on the industrial, manufacturing, and mining sectors, Aevitas Solar has, in the past four years, carved out a commendable reputation and standing within the Australian solar market. In the recent fiscal year, Aevitas Solar marked significant milestones by finalizing the electrical installations and services for both its ninth and tenth solar farms, the 200MWdc Blue Grass Solar Farm and the 204MWdc Edenvale Solar Farm.

Revenue earned from continuing operations within Australia is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021

Electrical installation projects	2,591	8,671	4,172
Electrical service contracts	-	-	-
Electrical switchboard manufacturing	-	-	-
Total revenue	2,591	8,671	4,172

Aevitas Solar’s solar division continued to be materially affected by high levels of rainfall along the east coast of Australia in the second half of 2022, continuing into 2023. Nationally-averaged rainfall was 26% above the 1961–1990 average at 587.8 mm, which made 2022 the ninth-wettest year on record for Australia. In eastern Australia in particular, persistent rain saw significant flooding affecting large areas multiple times during the year, including Aevitas Solar project locations. As a consequence, the occurrence of delays attributable to adverse weather have risen, resulting in delayed project completions and higher costs due to the fixed price, low margin nature, and disproportionate and unfavorable risk allocation contained within contracts in the industry.

Given the structural nature of these risks and the likely ongoing effects of climate change, Aevitas Solar is targeting opportunities with more favorable risk allocation and higher margins. These tend to be smaller, industrial projects that are behind-the-meter but where Aevitas Solar can leverage its experience and skills, without taking on burdensome contractual terms and working capital requirements.

Aevitas Solar selects its materials from an expansive network of both domestic and international suppliers. The criteria for this selection hinge on competitive pricing, timely delivery, product efficacy, and established business relations. These supplier relationships stand central to Aevitas Solar's ability to achieve its commercial objectives and its capacity to satisfy customer demands in a competitive environment.

Given that a majority of electrical equipment is manufactured overseas, the company has adjusted to extended supplier lead times. This is primarily a result of supply chain disruptions instigated by the COVID-19 pandemic and, more recently, the conflict in Ukraine. Despite these adaptations, the challenges in the supply chain have not been entirely alleviated and continue to present operational hurdles.

With the sale of the non-solar J.A. Martin operations, Aevitas Solar will need to diversify its customer-base in order to reduce its reliance on its key solar partner, Grupo Gransolar, S.L. The business is not dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Electric Vehicles

Tembo e-LV B.V. ("Tembo"), with subsidiaries Tembo 4x4 e-LV B.V. and FD 4x4 Centre B.V. (“Tembo Netherlands”), as well as Tembo Technologies Pty Ltd (“Tembo Australia”) are specialist battery-electric and off-road vehicle companies that design and build electric battery conversion kits to replace internal combustion engines (“ICE”) in light utility vehicle fleets. Tembo customers are located across the globe and are mainly in the mining, infrastructure, government services, humanitarian, tourism, agriculture and utilities sectors. At present, Tembo is focused on completing the testing of its new generation LandCruiser LC70 EUV conversion kits ("EUV23") and preparing to commence production later in the year. It is anticipated that Tembo will start shipping these new generation LandCruiser conversion kits late in the second half of calendar year 2023.

With a secular trend of increasing Electric Vehicle ("EV") adoption globally by consumers and continuing pressure from governments and investors for companies to implement concrete decarbonization measures, VivoPower believes that Tembo is well placed to satisfy fleet owners' demand for its conversion kits, which are aimed at sectors with stringent requirements on reliability and safety.

Order book pipeline, deliveries and key agreements

During FY2023, Tembo successfully negotiated several large distribution agreements with partners around the globe. In August 2022, VivoPower entered into memorandum of understanding with a State-Owned Enterprise for 1,000 conversion kits in Jordan, which aligns with Tembo’s strategy to expand its commercial activities and operations in the Middle East, one of the largest market for LandCruisers in the world. In November 2022, the Company signed a definitive agreement with ETC Mauritius in Kenya for the distribution of 4,000 conversion kits, which marked Tembo’s largest agreement to date and its entry into the second-hand light utility vehicle market. In that same month, it signed a supply agreement with Evolution Group Holdings to convert their fleet of Toyota Hilux ICE vehicles in Australia and New Zealand to battery-electric, making Evolution the first traffic management company to commit to the conversion of its fleet to EVs. In February, it signed a definitive agreement with Ulti-Mech in Australia to distribute 1,000 conversion kits, adding to its geographic coverage the important Western Australia mining region, a leading destination in the world for mining investment. In March, it signed a memorandum of understanding with Petrosea, a key supplier to the mining and oil & gas sectors in Indonesia, to distribute 2,000 conversion kits. In June, it signed a definitive agreement with Fourche Maline, an engineering and technical services company in Ghana, one of the largest mining countries in the world and the number one gold mining country in Africa, for 2,500 conversion kits.

Also in June, Tembo signed a memorandum of understanding with Al Taif to form a partnership spanning distribution of Tembo EUV conversion kits, research & development, training in electric mobility and high voltage, as well as local assembly operations in the UAE. AL TAIF is a subsidiary of the EDGE Group, one of the world’s leading advanced technology groups, established to develop disruptive solutions for defence and beyond. Its customers include defence and police organizations in the UAE, the Middle East and Northern Africa ("MENA") region and extending to other regions.

With regard to orders, in January, Tembo hosted Acces, its distribution partner in Canada, to test drive the newest version of Tembo's converted LandCruiser 70 Series pickup truck in Italy. Acces subsequently placed an initial order for a large proportion of Tembo’s scheduled 2023 production, which are scheduled for delivery in the final quarter of 2023. Customer deliveries of ruggedised electric vehicles were executed for existing partners, including for GHH in South Africa and Jankel in the U.K in March.

Tembo continued to invest in marketing for its EUV23 kit, organizing drive days in the UAE and in Brisbane to showcase its electric LandCruiser to potential customers and partners, which resulted in new business opportunities actively pursued by Tembo's management. Tembo was also selected to showcase its technology and know-how by large companies in the mining and utilities sectors, for example in the case of the Future Forum organized by Endeavour Energy, the operator of the electrical distribution network for Greater Western Sydney, the Blue Mountains, the Southern Highlands and the Illawarra region of New South Wales.

Non EV operations in FD 4x4 for vehicle spec conversion including ruggedization of ICE vehicles comprised primarily an order to ruggedize 15 vehicles from Boliden in Ireland, delivered in December 2022. The order was not completely fulfilled due to the lack of availability of certain parts.

Post June 30 2023, Tembo signed a landmark joint venture agreement with Francisco Motors, the pioneering manufacturer of jeepneys in the Philippines. Under the agreement, Tembo will develop and supply EUV electrification kits for a new generation of electric jeepneys. One of the country’s cultural icons, jeepneys are the most common utility vehicle in the Philippines and the main mode of public transportation, accounting for just over 40% of public transportation in the country. There are more than 200,000 jeepneys on the road in the Philippines, of which more than 90% are at least 15 years old and running on second-hand diesel engines. Under the Public Utility Vehicle Modernization Program, the Philippine Government requires that all jeepneys and other public utility vehicles with at least 15 years of service be replaced with Euro 4-compliant or electric-powered vehicles. This creates a US$10bn+ addressable market for the replacement of the old jeepneys. Francisco Motors and Tembo have already secured their first orders and have commenced work to deliver on those orders. The agreement will also give Tembo access to low-cost assembly in the Philippines.

Investment

In June, VivoPower announced a strategic direct equity investment into Tembo at a pre-money valuation of $120 million. Tembo secured an initial investment commitment of $2.5 million from a private investment office backed by a member of the ruling Al Maktoum family of Dubai. The investor, under the agreement terms, retains the option to increase its cumulative investment in subsequent closings, up to $10 million. This investment underscores Tembo's progress and commitment to the UAE and surrounding markets.

Vehicle quality, reliability, certification and safety

In mid-December 2022, Tembo released the first version of its new generation EUV conversion kit fully integrated into a vehicle, the EUV23. This vehicle was undergoing extensive testing and validation throughout the second half of FY2023. Additional pilot vehicles in various configurations, i.e. 2-door and 4-door plus left hand and right-hand were also being built and readied for testing in this period. The EUV23 has a 250 newton-meter torque electric drive train, providing up to 200 kilometres of range and is managed by Tembo’s purpose-built software control systems. In January, Tembo and Toyota Motor Corporation Australia Limited concluded the Design Services Agreement with Toyota Australia for the electrified LandCruiser 70 Series.

In planning for its next stage of growth, Tembo has implemented systems, procedures, and policies to underpin a smooth and seamless execution from the time it engages with a prospect through to the on-going support as required by customers as they replace ICE vehicles in their fleets. As part of this, industry-grade, scalable, cloud-based software was implemented in various processes to ensure reliability and continuity of service.

In the third quarter of FY2023, Tembo underwent an annual ISO recertification audit for its ISO9001 (Quality Management System) and ISO14001 (Environmental Management System) certifications. Both audits were successfully passed. Additionally, Tembo started two new ISO certification journeys: ISO45001 for Occupational Health & Safety and ISO27001 for Information Security. These additional certifications will add significantly to the overall safety and security of its staff as well as the data held on staff, customers and suppliers. Tembo has also completed its internal assessment in support of its B Corp Certification application and is continuing work on reducing its greenhouse gas (GHG) emissions, for example by optimising its supply chain for proximity to assembly and packing facilities. Tembo expects to obtain its B Corp Certification in the second half of FY2024 if B Lab's independent audit is successfully passed.

Tembo’s electric vehicles achieved a significant quality and reliability milestone with its longest-serving electric LandCruiser, which crossed the 5-year mark of active service with an uninterrupted safety record at an operating mine site owned by Boliden in the first quarter of calendar year 2023. Tembo believes this to be the longest actively serving electrified light utility vehicle in the mining industry globally.

In preparation for the official production launch of its battery electric EUV23 conversion kits, Tembo launched Tembo Academy which is aimed at ensuring that its partners and customers are adequately trained on all aspects of onboarding an electric battery vehicle fleets, covering operation, maintenance as well as Health & Safety. Tembo set up a cross-functional project team, combining members of its engineering and safety teams and advisory council, in order to deliver carefully structured and practical course materials. An introductory training course was held in Eindhoven in October 2022 with its global partner GHH, who sent technical staff from India and Germany with positive feedback from course attendees.

Talent pool and hiring

Throughout FY2023, Tembo continued to hire despite retrenchments in other parts of the industry, taking advantage of experienced talent available on the market. Tembo selectively recruited high-quality talent in the Netherlands and the United Kingdom and invested in Engineering, Procurement, Quality and Testing. It continued to be open to hiring experienced talent in its key markets.

Tembo assembled a team of EV and OEM industry leaders, several of them pioneers in their field, to advise on various aspects of its scale-up journey. Their input has already proven tactically invaluable for Tembo and will be leveraged tangibly in FY2024 for the production scale-up phase.

VivoPower appointed Eduardo Nebot as a new member of the VivoPower Advisory Council. Based in Sydney, Eduardo is currently an Emeritus Professor at the University of Sydney and a consultant on autonomous systems for various industries, including transport and mining automation. He is a pioneer in the research, development, and deployment of autonomous systems and safety and has worked with both private companies and government organizations in Australia and internationally. Another key recruitment was Choon Lim as Senior Engineering Director. Having worked for Bosch, Tesla and Rivian, he has considerable experience in developing safety critical control systems, self-driving cars and electric cars. In his most recent role as a Senior Director he has been responsible for a significant portion of the firmware at Rivian. He led teams for System Engineering, Software Functional Safety, System Architecture, Integration Testing and Controls Algorithms for the domains of Propulsion, Chassis Controls, Suspension Controls, Body Controls and Over The Air Updating.

Revenue earned within the Netherlands is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021

Conversion kits	-	789	137
Vehicle spec conversion	1,394	301	1,219
Accessories	70	400	37
Total revenue	1,464	1,490	1,394

No EUV conversion kits were sold in FY2023, although orders were received (reflected in deferred revenue), whilst the development programme testing continued, nevertheless, vehicle spec conversions for non EV variants increased from $0.3 million in the prior year to $1.4 million in FY2023, primarily as a result of Boliden orders.

Sustainable Energy Solutions (“SES”)

Augmenting its Electric Vehicle business, which deploys EUV conversion products and services to fleet owners, VivoPower is also focused on an SES strategy with its core mission being to help corporate customers achieve their decarbonization goals. The SES business delivers full-suite, holistic SES to industrial customers and other large energy users and is comprised of four key elements:

●	Critical power “electric-retrofit” of customer’s sites to enable optimised EV battery charging, encompassing charging stations, renewables, battery storage and microgrids;

●	EV and battery leasing;

●	EV battery reuse and recycling; and

●	Change management and training services

In Australia, the SES business draws on the experience and capabilities of VivoPower’s Australian Critical Power Services businesses (Kenshaw Electrical and Aevitas Solar) to deliver solutions to customers directly, whilst in other markets, it partners with experienced local critical power services and charging infrastructure companies.

Since its establishment in FY2021, the SES business has signed several key agreements to complete its offering. In December 2021, VivoPower executed a Memorandum of Understanding signed with Relectrify, a leading supplier of battery energy storage systems utilizing second-life EV batteries, with the collaboration extended to explore future redeployment of Tembo batteries. In August 2022 the Company invested in Green Gravity Energy Pty Ltd, an Australian company specializing in energy storage solutions in former mining locations. In May 2023, VivoPower signed a definitive partnership agreement for VivoPower to market and distribute Vital EV Solutions (“Vital EV”) fleet charging solutions globally. Vital EV is a specialist U.K-headquartered company, offering a comprehensive range of electric vehicle charging solutions for fleet owners and is the official re-seller of Kempower charging stations and service solutions in the U.K and across Africa. Kempower, headquartered in Finland, has high-speed EV fleet charging solutions including for off-highway working environment applications. Under the Agreement, VivoPower will be able to offer to its customers and partners a wide range of EV fleet charging products and services from Vital EV and Kempower for an initial term of 3 years. These products include multi-voltage lightweight movable rapid chargers, hub-and-spoke rapid and ultra-rapid charging systems, satellite dispensers as well as conventional station chargers.

Given that the SES business segment was established in FY2021, it has generated minimal revenues to date. VivoPower is actively working to originate new SES projects for both new and existing customers of the VivoPower group of companies, with significant projects already proposed to major mining and utilities companies. The impending release of Tembo's EUV23 conversion kits later in the 2023 calendar year provides a strong impetus for customers to proceed with the electrification of their light vehicle fleet and, in tandem, implement the correct charging infrastructure, which will require the whole suite of SES offerings depending on customer site infrastructure readiness. The Company therefore expects significant growth from this segment going forward.

Solar Development

Historic Solar Development Business

As a consequence of the Company’s strategic pivot to an SES strategy in FY2021, VivoPower no longer intends to engage in solar project development activities in isolation, unless it is a component of a sustainable energy solution for a corporate customer that is helping it to achieve decarbonization goals. This segment has historically been characterized as the Solar Development segment and encompassed the Company’s solar development activities in the U.S. and Australia. The Company no longer has solar development activities in Australia following the sale of its interests in solar farm projects in the country in FY2021.

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

Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model has been to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we entered into a development joint venture with ISS in April 2017 and in June 2021, VivoPower announced that it had secured full ownership of the remaining 50% of the equity interest in the portfolio from ISS for a nominal consideration of $1.

United States Solar Development

Vivopower's focus for its solar business remains to monetise its portfolio of US solar projects, with the aim of using the funds generated to advance the Company's SES strategy.

In July 2021 VivoPower announced that it had gained full ownership of the equity interest in the solar portfolio which was previously owned by an affiliate of ISS. Shortly thereafter, the Company effected the name change of the subsidiary from Innovative Solar Ventures I, LLC to Caret LLC.

The Company’s portfolio of U.S. solar projects is held by its wholly owned subsidiary, Caret. Caret owns a solar project portfolio comprising 38 projects in total, of which 7 projects totalling 365 MW-DC are being actively developed, and a further 31 projects totalling approximately 1,479 MW-DC, have either been previously discontinued or are not currently being developed.

The actively developed projects are dispersed throughout Texas and are strategically situated in regions with minimal solar power penetration. Each of these projects has reached an advanced phase of development, with substantial interconnection studies and environmental evaluations completed, and the required land secured for a duration of up to 40 years. Despite the strides made in executing our Power-to-X strategy and the passing of the Inflation Reduction Act in August 2022, which heightened investor confidence in the US solar power sector, all these projects are still carried at cost.

The Company is assessing the viability of Power-to-X development possibilities with both active and discontinued projects collaborating with data infrastructure developers who intend to place their data centres in proximity to solar farms integrated “behind-the-meter”. Solar energy's power generation pattern aligns with ERCOT's spot electricity cost curve, which allows operators at the load site to curb peak hour rate surges.

The company envisages that any income generated from the monetization of its US solar projects, inclusive of those related to Power-to-X developments, will be channelled to bolster its primary SES strategy.

				Early Stage		Mid Stage			Advanced Stage
		Capacity	Development	Land	Interconnection	Environmental	Zoning / Use	Interconnection	Interconnection	Power Purchase
Project	State	(MW)	Stage	Control	Queue	Studies	Permit	Study	Agreement	Agreement
Active Solar Projects
TX 75	TX	55	Advanced	✔	✔	✔	✔	✔	Eligible
NM 88	NM	87	On hold			✔	✔
TX 144	TX	82	Advanced	✔	✔	✔	✔	✔	Eligible
TX 145	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 165	TX	62	Advanced	✔	✔	✔	✔	✔	Eligible
TX 177	TX	34	Advanced	✔	✔	✔	✔	✔
TX 195	TX	41	Advanced		✔	✔	✔	✔
TX 341	TX	28	Advanced	✔	✔	✔	✔	✔
TX 107	TX	93	On hold			✔	✔	✔	-
TX 137	TX	28	On hold			✔	✔	✔
TX 276	TX	55	On hold			✔	✔	✔
TX 307	TX	55	On hold	✔		✔	✔	✔
Subtotal	12 Projects	682

		Capacity	Development
Project	State	(MW)	Stage
Discontinued Solar Projects
SC 76	SC	21	Discontinued - FY21
FL 78	FL	75	Discontinued - FY20
GA 83	GA	27	Discontinued - FY21
SC 84	SC	30	Discontinued - FY19
GA 86	GA	27	Discontinued - FY21
GA 90	GA	27	Discontinued - FY21
SC 97	SC	28	Discontinued - FY19
GA 111	GA	27	Discontinued - FY21
GA 112	GA	20	Discontinued - FY19
SC 129	SC	28	Discontinued - FY21
SC 132	SC	28	Discontinued - FY21
FL 168	FL	43	Discontinued - FY20
TX 207	TX	83	Discontinued - FY21
WA 211	WA	56	Discontinued - FY21
KS 229	KS	69	Discontinued - FY21
CO 239	CO	55	Discontinued - FY21
KS 244	KS	34	Discontinued - FY21
OK 267	OK	41	Discontinued - FY21
CO 269	CO	55	Discontinued - FY21
KS 291	KS	34	Discontinued - FY21
TX 305	TX	41	Discontinued - FY21
CO 320	CO	41	Discontinued - FY21
FL 330	FL	41	Discontinued - FY20
OK 339	OK	69	Discontinued - FY21
WA 370	WA	74	Discontinued - FY21
CO 371	CO	86	Discontinued - FY21
Subtotal	26 Projects	1,160
Original Portfolio	38 Projects	1,842

The Company does not intend to acquire any additional utility-scale solar projects in the United States at this time and is focused on maximizing value from its current portfolio of projects.

JOBS Act

In previous reporting periods, the Company met the requirements under the JOBS Act as an “emerging growth company” to not (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act ("SOX"), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. Although the Company no longer qualifies as an “emerging growth company,” it still qualifies as a non-accelerated filer and, therefore, is exempt from the requirement to provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of SOX.

C. Organizational Structure

VivoPower has 22 subsidiaries (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries owned directly and indirectly as at June 30, 2023.

Subsidiaries	Incorporated	% Owned	Purpose
VivoPower International Services Limited	Jersey	100%	Operating company
VivoPower USA, LLC	United States	100%	Operating company
VivoPower US-NC-31, LLC	United States	100%	Dormant
VivoPower US-NC-47, LLC	United States	100%	Dormant
VivoPower (USA) Development, LLC	United States	100%	Holding company
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States	100%	Operating company
Caret Decimal, LLC	United States	100%	Operating company
VivoPower Pty Ltd	Australia	100%	Operating company
Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
Aevitas Group Limited	Australia	100%	Holding company
Aevitas Holdings Pty Ltd	Australia	100%	Holding company
Electrical Engineering Group Pty Limited	Australia	100%	Holding company
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Australia	100%	Operating company
Kenshaw Electrical Pty Limited	Australia	100%	Operating company
Tembo EV Australia Pty Ltd	Australia	100%	Operating company
VivoPower Philippines Inc.	Philippines	64%	Dormant
VivoPower RE Solutions Inc.	Philippines	64%	Dormant
V.V.P. Holdings Inc	Philippines	40%	Dormant
Tembo e-LV B.V.	Netherlands	100%	Holding company
Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
FD 4x4 Centre B.V.	Netherlands	100%	Operating company
VivoPower International IMEA DMCC	United Arab Emirates	100%	Operating company

Notwithstanding a 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

We lease all our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. A new lease was taken out for Kenshaw Electrical Pty Ltd for an additional workshop facility in Newcastle, New South Wales to relieve capacity constraints. Leased real property as at June 30, 2023 is as follows:

Company	Office Location	Purpose
VivoPower Pty Ltd	Sydney, Australia	SES and Solar Development
Kenshaw Electrical Pty Limited	Cardiff, Australia	Head office, workshop, service
Kenshaw Electrical Pty Limited	Cardiff, Australia	Workshop, service - additional facility
Kenshaw Electrical Pty Limited	Canberra, Australia	Regional service
Kenshaw Electrical Pty Limited	Sydney, Australia	Regional service
Tembo 4x4 e-LV B.V.	Eindhoven, Netherlands	Head office, workshop, service
VivoPower International PLC	London, United Kingdom	Corporate office

The Company has $3.7 million invested in property, plant, and equipment at June 30, 2023 (June 30, 2022: $3.7 million; June 30, 2021: $2.6 million). This includes plant and equipment of $1.0 million (June 30, 2022: $0.7 million; June 30, 2021: $0.7 million), motor vehicles of $0.2 million (June 30, 2022: $0.2 million; June 30, 2021: $0.6 million), computer equipment, fittings and equipment of $0.3 million (June 30, 2022: $0.3 million; June 30, 2021: $0.2 million), and right-of-use assets of $2.3 million (June 30, 2022: $2.5 million; June 30, 2021: $1.0 million), representing leases for property and motor vehicles.

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

Note, results reported in years ended June 30, 2022 and 2021 have been adjusted to exclude the results of the ex-solar operations of Aevitas Solar and shown as a single line item in the income statement after profit after tax. Details of results for discontinued operations are included in Note 22 to the financial statements.

A. Operating Results

Overview

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Revenue from contracts with customers	15,060	-	15,060	22,448	15,168	37,616	23,975	16,436	40,411
Cost of sales	(13,472)	-	(13,472)	(20,308)	(13,842)	(34,150)	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	(3,850)	-	(3,850)	(1,881)	-	(1,881)	-	-	-
Gross profit	(2,262)	-	(2,262)	259	1,326	1,585	4,361	1,966	6,327
General and administrative expenses	(7,620)	-	(7,620)	(13,811)	(1,485)	(15,296)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	30	(4,207)	(4,177)	(13)	-	(13)	769	-	769
Other income	119	-	119	662	324	986	960	552	1,512
Depreciation of property and equipment	(750)	-	(750)	(770)	(445)	(1,215)	(638)	(451)	(1,089)
Amortization of intangible assets	(831)		(831)	(850)	(322)	(1,172)	(815)	(352)	(1,167)
Operating (loss)/profit	(11,314)	(4,207)	(15,521)	(14,523)	(602)	(15,125)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(2,084)	-	(2,084)	(443)	-	(443)	(2,877)	(3)	(2,880)
Finance income	1,156	-	1,156	173	2	175	2,176	3	2,179
Finance expense	(7,366)	-	(7,366)	(8,604)	(174)	(8,778)	(2,450)	(140)	(2,590)
Loss before income tax	(19,608)	(4,207)	(23,815)	(23,397)	(774)	(24,171)	(8,165)	93	(8,072)
Income tax	(540)	-	(540)	1,968	149	2,117	138	(24)	114
Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)

Adjusted EBITDA	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development, and Corporate Office.

During the year ended June 30, 2023, the Group (including discontinued operations) generated total revenue of $15.1 million, gross loss of $2.3 million, operating loss of $15.3 million and a net loss of $22.4 million. Of these amounts, continuing operations of the Group generated revenue of $15.1 million, gross loss of $2.3 million, operating loss of $11.1 million and a net loss of $18.1 million. For the year ended June 30, 2022, the Group (including discontinued operations) generated total revenue of $37.6 million, gross profit of $1.6 million, operating loss of $15.1 million and a net loss of $22.1 million. Of these amounts, continuing operations of the Group generated revenue of $22.4 million, gross profit of $0.3 million, operating loss of $14.5 million and a net loss of $21.4 million, including $0.5 million prior year adjustments relating to timing on the recognition of general and administration expenses from 2023 to 2022.

Adjusted EBITDA (including discontinued operations) for the year ended June 30, 2023 was a loss of $9.9 million, compared to a loss of $9.0 million for the previous year. Adjusted EBITDA for continuing operations was a loss of $5.7 million, compared to a loss of $9.1 million for the previous year, restated for $0.5 million of general and administration expenses from 2023 to 2022. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

The results for the year ended June 30, 2023 reflect a reduction in the number of Aevitas Solar projects completed in the year and the impact of severe one-off weather events on the Edenvale project, which incurred a $3.9 million loss.

Revenue in Critical Power Services (excluding discontinued operations) declined by $7.4 million to $13.6 million in the year, impacted by $6 million from a reduction in the number of solar projects undertaken by Aevitas Solar. Kenshaw, which expanded into an additional facility in Newcastle, New South Wales due to increasing demand, saw revenues flat compared to the previous year on a constant AUD to USD exchange rate, with an increase in higher margin sales in generator service and motor sales and overhaul, offset by a reduction in generator sales and installation due to competitive market conditions and constrained supply chain. Electric Vehicles contributed $1.5 million revenue in the year, predominantly from non-EV ruggedization conversions, whilst EV activity is focused entirely on product development. There was no revenue contribution from Solar Development or Sustainable Energy Solutions in the year ended June 30, 2023 (year ended June 30, 2022: nil).

Gross profit (including discontinued operations) decreased by $3.8 million to a loss of $2.3 million, although on a continuing basis excluding J.A. Martin ex-Solar operations, gross profit decreased by $2.5 million to a loss of $2.3 million. In percentage terms, gross margin from continuing operations fell from 1% to (14%), largely driven by one-off extreme weather events impact on Aevitas Solar projects in FY2023, having a more significant impact than COVID-19 lockdowns and impact on supply chain in the prior year. Gross loss in FY2023 includes $3.9 million specific costs of non-recurring extreme weather events on Edenvale project for Aevitas Solar. In the prior year, $1.9 million of non-recurring costs on the Blue Grass project were also incurred in Aevitas Solar, due to state border closures during the project execution phase. Excluding these non-recurring costs, gross margin for continuing operations increased from 9.5% in the prior year, to 10.5% in FY2023, reflecting increased focus on high margin service revenues in Kenshaw. Electric Vehicles contributed nil gross profit (prior year: nil) while Solar Development contributed nil (prior year: nil).

The gain on Solar Development projects from continuing operations was net nil for the year ended June 30, 2023 . Included within discontinued operations was a $4.2 million loss on disposal of J.A. Martin ex-solar operations in July 2022. Compared to the book value of assets less liabilities held for sale as at June 30, 2023, the loss results primarily from a reduction in the contingent consideration payable based on the earn out fee calculated as a multiple of the post disposal earnings of J.A. Martin ex-solar in FY2023. The gain on Solar Development projects from continuing operations was net nil for the year ended June 30, 2022, comprising a $0.1 million write off of costs incurred on uneconomic projects in Caret, offset by a $0.1 million gain on sale of tangible assets in Critical Power Systems.

The results for the year ended June 30, 2023 also reflect a restated $6.2 million decrease in general and administrative costs related to continuing operations to $7.6 million. The decrease includes a $1.1 million decrease in marketing expenses, a $1.7 million decrease in non-cash equity remuneration, and a $3.6 million decrease in salaries and other overheads from reduction in Tembo and Aevitas executive management and administrative team.

The results of operations for the year ended June 30, 2023 include $2.1 million restructuring and other non-recurring costs primarily due a provision in respect of fiscal refunds on prior receivables, which the Company is defending.

Net finance costs from continuing operations of $6.2 million for the year ended June 30, 2023 include $3.8 million interest on related party loans, $1.6 million net foreign exchange losses and $0.8 million combined costs from dividends from Aevitas Preference Shares, interest on leases and interest on other debt.

As at June 30, 2023, the Group’s current assets were $10.3 million (as at June 30, 2022: $21.7 million restated; June 30, 2021: $24.5 million restated), representing a decrease from June 30, 2022, mostly due to the disposal of assets held for sale relating to the J.A. Martin ex-solar segment (as at June 30, 2022: $8.2 million) upon the sale of the business to ARA in July 2022. Current assets were comprised of $0.6 million of cash and cash equivalents (as at June 30, 2022: $1.3 million; June 30, 2021: $8.6 million), $0.6 million of restricted cash (as at June 30, 2022: $1.2 million; June 30, 2021: $1.1 million;), and $7.0 million of trade and other receivables (as at June 30, 2022: $9.1 million; June 30, 2021: $12.8 million), and $2.1m of inventory (as at June 30, 2022: $1.9 million; June 30, 2021: $2.0 million). 30 June 2022 and 30 June 2021 current assets were restated for a $0.5m reclassification from Intangible Assets to Deposits.

Current liabilities were $18.9 million as at June 30, 2023 (as at June 30, 2022, $23.3 million restated; June 30, 2021: $13.4 million). The decrease from prior year reflects negotiation of shareholder loans and accrued interest to non-current terms, and disposal of liabilities held for sale (as at June 30, 2022, $1.5 million) following sale of J.A. Martin ex-solar to ARA in July 2022. 30 June 2022 current liabilities were restated for an accrual of $0.5m expenses relating to 2022 but incurred in 2023.

Current asset-to-liability ratio as at June 30, 2023 was 0.54:1 (as at June 30, 2022 restated: 0.93:1; June 30, 2021 restated: 1.82:1).

As at June 30, 2023, the Company had net assets of $3.7 million (as at June 30, 2022 restated, $21.6 million; June 30, 2021: $40.4 million), including intangible assets of $42.2 million (as at June 30, 2022 restated: $39.6 million; June 30, 2021 restated: $46 million). Property, plant and equipment remained at $3.7 million as at June 30, 2023 (as at June 30, 2022, $3.7 million), mainly reflecting $0.6 million capital expenditure on plant and equipment, an additional leased property in Kenshaw, offset by depreciation charges. 30 June 2022 and 30 June 2021 were restated for a $0.5m reclassification from Intangible Assets to Deposits.

Cash outflow for the year ended June 30, 2023, was $0.7 million, arising from cash outflows from operating activities of $8.6 million and from cash used in investing activities of $1.9 million partially offset by cash inflow from financing activities of $9.8 million. At June 30, 2023, the Company had cash reserves of $0.6 million (June 30, 2022: $1.3 million) and debt of $32.4 million (June 30, 2022: $28.6 million), giving a net debt position of $31.8 million (June 30, 2022: $27.3 million).

Net cash outflows from investing activities of $1.9 million in the current year comprised $1.0 million net purchases of property, plant and equipment and $3.9 million investment in additional intangible assets pertaining to the EUV23 development project in Tembo, offset by the $2.9 million proceeds from the J.A Martin sale.

Cash inflows from financing activities of $9.8 million in the year ended June 30, 2023 comprises $5.1 million net proceeds from the Nasdaq shelf raise in July 2022 and $3.6 million bridging loans from related party AWN, $1.3 million additional debtor financing, less $0.9 million repayments of related party and other borrowings paid.

Year Ended June 30, 2023, Compared to Years Ended June 30, 2022 and June 30, 2021

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	13,596	-	1,464	-	-	15,060	-	15,060
Costs of sales - other	(11,900)	-	(1,572)	-	-	(13,472)	-	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(2,154)	-	(108)	-	-	(2,262)	-	(2,262)
General and administrative expenses	(1,390)	(297)	(1,005)	(367)	(4,561)	(7,620)	-	(7,620)
Other gains/(losses)	-	-	-	30	-	30	(4,207)	(4,177)
Other income	50	69	-	-	-	119	-	119
Depreciation and amortization	(895)	-	(673)	(3)	(10)	(1,581)	-	(1,581)
Operating loss	(4,389)	(228)	(1,786)	(340)	(4,571)	(11,314)	(4,207)	(15,521)
Restructuring and other non-recurring costs	(1)	-	(214)	-	(1,869)	(2,084)	-	(2,084)
Finance expense - net	(6,841)	(34)	936	(50)	(221)	(6,210)	-	(6,210)
Profit/(loss) before income tax	(11,231)	(262)	(1,064)	(390)	(6,661)	(19,608)	(4,207)	(23,815)
Income tax	(619)	-	(40)	119	-	(540)	-	(540)
Loss for the year	(11,850)	(262)	(1,104)	(271)	(6,661)	(20,148)	(4,207)	(24,355)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (restated)	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,901)	(1,660)	(7,602)	(13,811)	(1,485)	(15,296)
Other gains/(losses)	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating loss	(1,695)	(219)	(3,358)	(1,640)	(7,611)	(14,523)	(602)	(15,125)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,761)	(1,617)	(7,680)	(23,397)	(774)	(24,171)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(4,186)	(1,425)	(7,828)	(21,429)	(625)	(22,054)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	(2,799)	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

Income Statement from continuing operations

Revenue

Revenue from continuing operations for the year ended June 30, 2023 decreased $7.4 million or 33% to $15.1 million, from $22.4 million in the year ended June 30, 2022. Revenue from continuing operations for the year ended June 30, 2022 decreased $1.5 million or 6% to $22.4 million, from $24.0 million in the year ended June 30, 2021.

Revenue from continuing operations by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Electrical products and related services	$13,596	$20,958	$22,581
Electric vehicles & related products & services	1,464	1,490	1,394
Total revenue	$15,060	$22,448	$23,975

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

Revenue from continuing operations from electrical products, related services and solutions for the year ended June 30, 2023, of $13.6 million decreased $7.4 million compared to the $21.0 million earned for the year ended June 30, 2022. This is primarily a result of a $6.0 million reduction in solar project revenue in Aevitas Solar, as a result of (i) Edenvale Solar Project being the only major active project during the current period, compared to having two major active projects, Hillston and Bluegrass, in the prior period, and (ii) ongoing skills shortages in the electrical and building & construction industry causing difficulties in resourcing projects to meet demand. Revenue was also impacted by a net $0.9 million reduction in Kenshaw revenues, although on a constant AUD to USD exchange rate basis, revenues in Kenshaw were flat on the prior year. This comprises a $3.0 million reduction in generator sales and installation, offset by a $2.2 million increase in higher margin sales in generator service and motor sales and overhaul.

Revenue from electric vehicles, related products, services and solutions is generated from our Electric Vehicles businesses in the Netherlands: Tembo 4x4 and FD 4x4 Centre and is focused on electric vehicle conversion kits, and vehicle ruggedization products. Revenue generated in these operations is recognized when the products are delivered to customers. Revenue from electric vehicles and related products and services amounted to $1.5 million for the year ended June 30, 2023 compared to $1.5 million for the year ended June 30, 2022. No significant revenue was recognised on EUV conversion kit development whilst the EUV23 development project advanced towards production. Vehicle conversion revenues for ruggedization of non-EV vehicles benefitted from a significant ruggedization contract for 15 vehicles with Boliden mine in Ireland in FY2023. It should be noted that orders for the EUV23 conversion kits received in FY2023 were accounted for in Deferred Revenues on the Balance Sheet.

Revenue from continuing operations by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Australia	$13,596	$20,958	$22,581
Netherlands	1,464	1,490	1,394
United States	-	-	-
Total revenue	$15,060	$22,448	$23,975

Australian revenue of $13.6 million for the year ended June 30, 2023 was comprised solely of $13.6 million revenue from Critical Power Services provided by Kenshaw and Aevitas Solar. This compares to $21.0 million in the year ended June 30, 2022 and $22.6 million for the year ended June 30, 2021. The decrease in Australian revenue in the year ended June 30, 2023, compared to the prior year, is primarily driven by (i) Edenvale Solar Project being the only major active project during the current period, compared to having two major active projects, Hillston and Bluegrass, in the prior period, and (ii) ongoing skills shortages in the electrical and building & construction industry causing difficulties in resourcing projects to meet demand.

Netherlands revenue was $1.5 million for the year ended June 30, 2023 and $1.5 million for the year ended June 30, 2022, representing contribution from the Electric Vehicle business unit, in particular driven by Boliden ruggedization contracts in FY2023. The business remains primarily focused on development of its core EUV23 conversion kit solution for which it has already received orders. It should be noted that the cash down-payment on orders for the EUV23 conversion kits received in FY2023 were accounted for in Deferred Revenues on the Balance Sheet.

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2023 (year ended June 30, 2022: one).

Cost of Sales

Cost of sales from continuing operations by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Electrical products and related services - other	$11,900	$18,804	$18,322
Electrical products and related services - extreme weather and COVID 19 disruption	3,850	1,881	-
Electric vehicles & related products & services	1,572	1,504	1,292
Other revenue		-	-
Total cost of sales	$17,322	$22,189	$19,614

Total cost of sales from continuing operations were $17.3 million for the year ended June 30, 2023, as compared to $22.2 million for the year ended June 30, 2022, and $19.6 million for the year ended June 30, 2021.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales. Cost of sales for electrical products and related services for the year ended June 30, 2023 included $3.9 million of non-recurring costs on the Edenvale project in Aevitas Solar, and $1.9 million of non-recurring costs on the Blue Grass project in Aevitas Solar in the prior year. Other Cost of sales related to electrical products and related services was $11.9 million for the year ended June 30, 2023, as compared to $18.8 million for the year ended June 30, 2022 and $18.3 million for the year ended June 30, 2021. The decrease in cost of sales was primarily driven by the impact of reduction in solar projects in Aevitas Solar, and generator installations in Kenshaw.

Cost of sales related to electric vehicles and related products consists of material purchases and direct labor costs and any other costs directly attributable to assembly. Cost of sales related to electric vehicles and related products were $1.6 million for the year ended June 30, 2023 and $1.5 million for the year ended June 30, 2022.

Gross Profit

Gross profit from continuing operations by product and service is as follows:

Gross profit/(loss) by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Electrical products and related services	$(2,154)	$273	$4,259
Electric vehicles & related products & services	(108)	(14)	102
Other revenue	-	-	-
Total gross (loss)/profit	$(2,262)	$259	$4,361

The Company’s gross (loss)/ profit from continuing operations is equal to revenue less cost of sales and totalled a loss of $(2.3) million for the year ended June 30, 2023, a profit of $0.3 million for the year ended June 30, 2022, and a profit of $4.4 million for the year ended June 30, 2021. Excluding one-off extreme COVID-19 disruption costs of $3.9 million on Edenvale project in FY2023 and $1.9 million on the Blue Grass project in the prior year, gross profits decreased from $2.1 million in the prior year to $1.6 million in FY2023. In percentage terms, gross margins decreased from 1.2% in the prior year, to (15.9%) in FY2023, but excluding one-off extreme weather and COVID-19 disruption costs, increased from 9.5% in the prior year to 10.5% in FY2023.

The gross (loss) / profit from electrical products and related services (the Critical Power Services business) was a loss of $(2.2) million for the year ended June 30, 2023, compared to a profit of $0.3 million in the prior year. Excluding one-off extreme COVID-19 disruption costs of $3.9 million on Edenvale project in FY2023 and $1.9 million on Blue Grass project in the prior year, gross profits decreased from $2.2 million to $1.7 million in FY2023. In percentage terms, gross margins decreased from 1.5% in the prior year, to (18.1%) in FY2023, but excluding one-off extreme weather and COVID-19 disruption costs, increased from 11.5% to 14.3% in FY2023.

The Electric Vehicle business generated a gross loss of $(0.1) million in the year ended June 30, 2023, (June 30, 2022, £nil), reflecting customized test kit componentry and assembly during low volume product development phase.

General and Administrative Expenses

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)
Salaries and benefits	$3,333	$8,670
Professional fees	2,325	2,198
Insurance	570	474
Travel	187	141
IT licensing and support	694	482
Marketing and public relations	199	1,279
Office and other expenses	312	567
Total general and administrative expenses	$7,620	$13,811

General and administrative expenses from continuing operations decreased by $6.2 million to $7.6 million for the year ended June 30, 2023, compared to $13.8 million for the year ended June 30, 2022 restated. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, marketing, office and other expenses, as well as vesting at grant date share price of non-cash equity incentive costs of share awards previously granted under the Company’s Omnibus Incentive Plan, in accordance with IFRS 2 Share-based Payments.

Salaries and benefits were $3.3 million for the year ended June 30, 2023, (year ended June 30, 2022 restated, $8.7 million), accounting for 44% of total general and administrative expenses, (year ended June 30, 2022, 63%). Non-cash equity incentive costs contributed $0.1 million (year ended June 30, 2022: $1.9 million) to the salaries and benefits expense. Underlying cash salaries and benefits of $3.2 million decreased by $3.6 million or 53% in the year, reflecting a realignment of the team onto product development project activity and a commensurate increase in capitalized intangible costs, and reduction in Aevitas personnel following the sale of the J.A. Martin ex-solar business. 30 June 2022 was restated for $0.1 million payroll costs paid in the period 30 June 2023 but relating to services provided in the period to 30 June 2022.

Professional fees of $2.3 million for the year ended June 30, 2023 or 31% of total general and administrative expenses (year ended June 30, 2022 restated, $2.2 million), were comprised of audit and accounting fees, consulting fees to support business development and legal fees. 30 June 2022 was restated for $0.3m legal expenses originally capitalised in the period to 30 June 2023 in Caret but should be expensed in the period to 30 June 2022.

Insurance expense of $0.6 million for the year ended June 30, 2023 was marginally higher than the $0.5 million for the year ended June 30, 2022 reflecting improved coverage.

IT licensing and support expenses represent the costs of accounting, operations, email and office, file storage, and security software products and licenses. IT expenses increased by $0.2 million to $0.7 million for the year ended June 30, 2023, comprising $0.2 million in the Corporate Office segment due to increased activity to support growth activities and automate processes with scalable software.

Marketing expenses include promotional advertisements and trade shows. Marketing costs of $0.2 million for the year ended June 30, 2023 reduced significantly compared to the prior year, relying more efficiently on sales team-driven partnerships and customer presentations, than paid marketing arrangements.

Office and other expenses include office and meeting space rental, communication, bank fees and general office administrative costs. Office and other expenses of $0.3 million for the year ended June 30, 2023 decreased by $0.3 million in the year due to savings in Aevitas following sale of J.A. Martin ex-solar.

Other gains/(losses)

Other gains/(losses) were nil for the year ended June 30, 2023. This compares to a nil gain in the year ended June 30, 2022, comprising a $0.1 million write-off of costs incurred on uneconomic projects in Caret, offset by $0.1 million gain on sale of tangible assets in Critical Power Systems. In the year ended June 30, 2021 a gain of $0.8 million arose comprising a $0.9 million bargain purchase gain on acquisition of the remaining 50% interest in Caret offset by a $0.2 million loss on solar development projects in VivoPower Pty Ltd in Australia.

Other Income

Other income of $0.1 million for the year ended June 30, 2023 compares to $0.7 million for the year ended June 30, 2022, mainly relating to COVID-19 grants and subsidies in Critical Power Services in Australia.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of June 30, 2023, was $3.7 million (June 30, 2022: $3.7 million).

Tangible asset	Estimated useful life (in years)
Computer equipment	3
Fixtures and fittings	3 to 20
Motor vehicles	5
Plant and equipment	3.5 to 10
Right-of-use assets	Remaining useful life

Amortization costs relate to the amortization of intangible assets generated on the acquisition of:

●	VivoPower Australia and Aevitas - customer relationships and trade names
●	Caret - solar project development expenditure
●	Tembo - customer relationships and trade names

The intangible assets identified above, and their estimated useful life is provided in the table below:

Identifiable intangible asset	Estimated useful life (in years)
Development expenditure	5 to 10
Customer relationships	10
Trade names	15 to 25
Favorable supply contracts	15
Other	5

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. No impairment charge was recorded for the year, following the impairment review as of June 30, 2023.

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

The CGU represented by Aevitas O Holdings Limited (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% (June 30, 2022: 11%; June 30, 2021: 10%) and annual growth rate of 3% per annum.

The Sustainable Energy Solution ("SES") element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 12.1% (June 30, 2022: 11.3%; June 30, 2021: 10.7%), a rapid growth phase of the business in years 1 through 5 in tandem with the growth of Tembo, with an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution and with additional training services provided to partners and end-users.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% and average annual growth rate of 31% per annum in years 2-5. Growth rates reflect commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units  with international distribution partners, including Acces, Bodiz, GHH, ETC, Ulti-Mech, Petrosea and Fourche Maline. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by Caret solar projects was assessed to have a value in excess of its carrying value and hence no adjustments to capitalized development costs were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 12.9%, $4 million free cash flow from project sales in years 1-4, $14.4 million development fees from power-to-x partnerships.

Restructuring and Other Non-Recurring Costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Statement of Comprehensive Income.

(US dollars in thousands)	Year Ended June 30
	2023	2022	2021
Corporate restructuring - legal and other fees	$200	$189	$179
Corporate restructuring - litigation provision	-	(128)	2,042
Fiscal refunds provision	1,768	-	-
Impairment and write-off	422	-	-
Relocation	-	-	27
Remediation costs	(361)	382	-
Acqusition related costs	55		631
Total restructuring costs	$2,084	$443	$2,880

For the year ended June 30, 2023, the Company incurred non-recurring costs primarily related to a provision in respect of fiscal refunds on prior receivables, which the Company is defending. This also includes restructuring activities of $0.2 million and provision for inventory obsolescence and write-off of bad debts of $0.4 million, offset by $0.4 million release of remediation provision. For the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and one-off remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims. For the year ended June 30, 2021, the Company incurred non-recurring costs for legal fees as well as a litigation provision relating to legal costs and settlement monies pertaining to the Comberg Claims of $0.2 million and $2.0 million respectively (see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”).

Finance Income and Expense

Finance income of $1.2 million, $0.2 million and $2.2 million for the years ended June 30, 2023 and 2022and 2021 respectively comprise foreign exchange gains for the year.

Finance expense of $7.4 million for the year ended June 30, 2023 consists primarily of interest expense associated with the interest payable on outstanding related party loans with AWN of $3.8 million and foreign exchange losses of $2.7 million. In the year ended June 30, 2022, the Company incurred finance costs of $8.6 million comprising $3.4m interest on AWN loans, interest on Aevitas Preference Shares of $0.2 million, interest on lease liabilities of $0.1 million and net foreign exchange losses of $4.7 million. In the year ended June 30, 2021, the Company incurred finance costs of $2.5m consisting of $2.0 million on the parent company loan, interest on the Aevitas convertible preference share, loan notes and non-convertible preference shares of $1.2 million, interest and fees on debtor invoice financing in Critical Power Services of $0.1 million, and interest on lease liabilities of $0.1 million offset by $1.0 million of waived dividends and interest on convertible preference shared and loan notes.

The components of net finance expense from continuing operations are as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Shareholder loan	$3,801	$3,351	$1,986
Convertible preference shares and loan notes	254	217	1,228
Debtor invoice financing	100	24	96
Interest on leases	171	133	91
Other finance costs	330	167	90
Foreign exchange	1,554	4,540	(2,222)
Waived dividends and interest on convertible preference shares and loan notes	-	-	(995)
Total net finance expenses	$6,210	$8,431	$274

Foreign exchange gain/losses consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature. AWN loans of $32.4 million are mostly denominated in USD, upon which there is minimal foreign currency risk.

Income Tax

We are subject to income tax for the year ended June 30, 2023 at rates of 19% to 25%, 21%, 26% to 30%, 9% and 15% to 25.8% in the U.K., the U.S., Australia, United Arab Emirates and the Netherlands respectively. We use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS Standard IAS 12 Income Taxes, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credits.

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

Delivering electric vehicle products and services to customers’ requirements and regulatory standards. Following the acquisition of Tembo, we signed distribution agreements with a number of partners globally, to sell Tembo EUV conversion kits. Meeting the technical specifications, quality and safety standards of our customers and partners is a key driver of ensuring Tembo’s brand, reputation, revenue and future prospects. Product failures in service could leave us exposed to future warranty claims. Failure to meet the required regulations and standards in the markets we serve could require product recalls and fines and penalties.

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

Inflation. The economic volatility attributable initially to COVID-19 and then to Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and our business.

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

B. Liquidity and Capital Resources

Our principal sources of liquidity in the year ended June 30, 2023 were $3.6 million from AWN loans, $5.1 million net proceeds from capital raises, $2.9m of proceeds on sale of J.A. Martin and $1.3m from debtor financing. Our principal uses of cash have been $8.6 million outflow from operating activities, including $17.2 million growth focused operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments less a $8.6 million decrease in working capital comprising movements in trade and other receivables and payables, $1.0 million purchase of property, plant and equipment including capitalized lease facilities in Tembo and Kenshaw, $3.9 million development capital expenditure in Tembo and Caret.

Our principal sources of liquidity in the year ended June 30, 2022 were $4.2 million from AWN short-term loans and $0.3 million net proceeds from capital raises. Our principal uses of cash have been $5.1 million outflow from operating activities, including $14.7 million growth focused operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments less a $9.6 million decrease in working capital comprising movements in trade and other receivables and payables, $0.6 million payment of interest on AWN loans, $1.2 million purchase of property, plant and equipment including capitalized lease facilities in Tembo and Kenshaw, $4.3 million development capital expenditure in Tembo and Caret.

Our principal sources of liquidity in the year ended June 30, 2021, were $32.0 million net proceeds from capital raises and $0.4 million proceeds from sale of solar projects. Our principal uses of cash have been $5.0 million outflow from operating activities, including net inflows in Critical Power Services offset by growth operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments, a $10.4 million increase in working capital primarily comprising a decrease in trade and other payables, $2.1 million net cash outflow on the acquisition of Tembo e-LV, comprising $7.1 million consideration less $4.9 million acquired cash, $2.2 million repayment of AWN related party loan principal, $5.3 million payment of interest on the AWN loan, Aevitas hybrids and other borrowings, including catch up of related party arrears, $0.9 million purchase of property, plant and equipment and $0.5 million net repayment of variable short term debtor finance facilities for J.A. Martin and Kenshaw.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2023, 2022 and 2021:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021

Net cash used in operating activities	(8,552)	(5,130)	(15,377)
Net cash used in investing activities	(1,921)	(5,343)	(2,682)
Net cash provided by financing activities	9,804	3,555	23,537
Total cash flow	(669)	(6,918)	5,478

If we continue to experience losses and we are not able to raise additional financing to provide the funding to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern, accordingly there is a material uncertainty that may cause significant doubt about the going concern nature of the Group. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See section 2.1 on “Basis of Preparation”.

Operating Activities

Our net cash outflow from operating activities in the year ended June 30, 2023, was $8.6 million. This was attributable to a net inflow from working capital movements of $8.6 million and a net cash outflow after tax from operations of $17.2 million. The working capital movements of $8.6 million comprise of increase in trade and other payables of $2.3 million, decrease in trade and other receivables of $5.9 million, an increase in inventory of $0.2 million and increase in provisions of $0.7 million. The $17.2 million outflow after tax from operations consists of the $24.4 million loss, other non-cash and non-operating components of earnings including $4.9 million of net finance expense, $1.6 million depreciation and amortization, $0.1 million share-based payments, and $0.6 million tax.

Our net cash outflow from operating activities in the year ended June 30, 2022, was $5.1 million. This was attributable to a net inflow from working capital movements of $9.6 million and a net cash outflow after tax from operations of $14.7 million. The working capital movements of $9.6 million comprise of increase in trade and other payables of $6.6 million, decrease in trade and other receivables of $3.4 million, decrease in inventory of $0.1 million and a decrease in provisions of $0.6 million. The $14.7 million outflow after tax from operations consists of the $22.1 million loss, other non-cash and non-operating components of earnings including $5.3 million of net finance expense, $1.9 million depreciation and amortization, $2.0 million share-based payments, less $1.9 million tax credits.

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

Investing Activities

Net cash outflow from investing activities of $1.9 million in the year ended June 30, 2023 comprised of $1.0 million investment in property, plant and equipment in particular new leased properties for Tembo and Kenshaw, and a net $3.9 million net cash outflow attributable to additional investment in capital projects in Tembo and Caret. This is offset by $2.9 million proceeds from the sale of J.A Martin operations.

Net cash outflow from investing activities of $5.3 million in the year ended June 30, 2022comprised of $1.1 million investment in property, plant and equipment in particular new leased properties for Tembo and Kenshaw, and a net $4.3 million cash outflow attributable to additional investment in capital projects in Tembo and Caret.

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

No companies were acquired by the Group in the years ended June 30, 2023 and June 30, 2022. In the year ended June 30, 2021, two acquisitions were consummated. These comprised Tembo e-LV B.V. and subsidiaries, for cash consideration of $7.1 million, or $2.2 million net of cash acquired, and Caret for cash consideration of $1, also $l net of cash acquired.

Financing Activities

Cash generated from financing activities for the year ended June 30, 2023, was $9.8 million. This comprised $3.6 million AWN loans, $1.3 million debtor financing and $5.1 million capital raises net of capital raise costs, partly offset by $0.9 million repayment of other financing costs.

Cash generated from financing activities for the year ended June 30, 2022, was $3.6 million. This comprised $4.2 million AWN short term loans and $0.2 million capital raises net of capital raise costs. This is partly offset by $0.6 million interest paid to AWN on shareholder loans, and other financing costs.

Cash generated from financing activities for the year ended June 30, 2021, was $23.5 million. This comprised $32.6 million capital raise proceeds net of $2.8 million capital raise costs, less $0.4 million lease repayments in Critical Power Services businesses, $2.2 million repayment of AWN related party loan principal, $0.5 million net repayments against the debtor finance facility in Critical Power Services businesses and $5.3 million AWN loan and Aevitas hybrid interest, including catch up on amounts accrued from prior periods.

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30
(US dollars in thousands)	2023	2022	2021

Current liabilities:
Debtor financing	1,329	-	-
Lease liabilities	462	505	669
Project financing agreement	-	-	59
Short-term shareholder loan	497	4,285	-
Bank loan	7	145	152
Chattel mortgage	89	142	88
Other borrowings	-	32	36
	2,384	5,109	1,004
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	28,111	21,121	21,175
Lease liabilities	1,843	1,959	326
Financing agreement	-	108	183
Bank loan	-	-	159
Chattel mortgage	50	264	244
	30,004	23,452	22,087
Total borrowings	32,388	28,561	23,091

Tembo, Aevitas Solar and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. During the year ended June 30, 2023, lease liabilities have decreased by $0.2 million to $2.3 million mainly due to amortization during the year. The obligation for future minimum lease payments under the facilities are as follows:

	Minimum lease payments			Present value of minimum lease payments
	As at June 30			As at June 30
(US dollars in thousands)	2023	2022	2021	2023	2022	2021

Amounts payable under finance leases:
Less than one year	576	546	683	462	444	669
Later than one year but not more than five	2,223	2,545	379	1,843	2,020	326
	2,799	3,091	1,062	2,305	2,464	995
Future finance charges	(494)	(627)	(67)	-	-	-
Total obligations under finance lease	2,305	2,464	995	2,305	2,464	995

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised of a specific security deed over the assets of Aevitas (the "Specific Security Deed") and a general security over the assets of the Company (the "General Security").

On June 30, 2022 further amendments to the loan were agreed with AWN:

(i)	to defer repayment of principal to commence on October 1, 2023, with repayments over 60 months to September 30, 2028,
(ii)	to defer interest payments from October 1, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2023.
(iii)

to increase the interest rate and line fee to 10.00% and 2.00% per annum respectively during the period from October 1, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum prepayment of $1,000,000 is made.

(iv)

the initial refinancing fee of $0.34 million is to be amended to accrue incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) October 1, 2023.

(v)	a new fixed facility extension fee of $0.355 million is payable in return for this amendment, to accrue immediately but becoming payable on October 1, 2023.

On January 11, 2023, further amendments to the loan were agreed with AWN:

(i)	to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.
(ii)	to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.
(iii)

to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

(iv)	to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.
(v)	to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.
(vi)	In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i) to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii) upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a) proceeds $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

c) proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii) for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a) equity or debt raise;

b) trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and

c) loan repayment from Tembo to VivoPower.

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.67 per share.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (A$40,000) and $43,500 (A$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The loan is set to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% facility establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short term loans of A$0.5 million and A$0.25 million were established between AWN and Aevitas O Holdings Pty Limited, drawn down between February and May 2023. The loans have interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total A$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total A$22,500 are payable on expiry. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

Following the sale of ex-solar J.A. Martin operations on July 1, 2022, the J.A. Martin debtor finance facility was cancelled, but a new facility with a limit of A$2.5 million and variable interest rate (initial rate 7.75%) was opened by Kenshaw, as well as a trade finance facility of $0.5 million. The debtor finance facility was partially drawn down at June 30, 2023, with an outstanding balance of $1.3 million (A$2.0 million), due to timing of operating activities (June 30, 2022: nil).

Cash Reserves and Liquidity

Cash reserves at June 30, 2023, of $0.6 million are unrestricted and are domiciled as follows:

	Local currency	Amount in USD
AUD	800,542	543,044
EUR	15,184	19,547
USD	18,364	18,364
GBP	(21,983)	(27,741)
Total cash reserve		553,214

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

If we continue to experience losses and we are not able to raise additional financing to provide the funding to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern, accordingly there is a material uncertainty that may cause significant doubt about the going concern nature of the Group. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See section 2.1 on “Basis of Preparation”.

C. Research and Development, Patents and Licenses, etc.

Research and development expenditure includes the product development project for Tembo’s ruggedized electric vehicles, comprising pre-series-production expenditure on developing vehicle specifications and production processes that are fit for purpose for rugged off road environments including mining sites. Capitalized costs include primarily internal payroll costs, external expert consultants, equipment and technology hardware and software. In addition, there is additional research and development being conducted into other elements of vehicle electrification for off-road and rugged environments, including specialized batteries, charging devices, electric wire harnesses, telemetry, data capture and analytics and software tools.

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

E. Critical Accounting Estimates

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

Revenue from contracts with customers – determining the timing of satisfaction of services

As disclosed in Note 2.15 to the Financial Statements, the Group concluded that Solar Development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

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

Litigation provision

No litigation provision was recorded at June 30, 2023. The provision of $0.5 million for disputed legal success fees related to the Mr. Comberg litigation recorded at June 30, 2021 was estimated by management, making a judgement in conjunction with advice from legal counsel, on the likely outcome of the claim. $0.4 million of this provision was utilized in the year ended June 30, 2022, and the remainder released.

Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2023, the carrying amount of capitalized development costs were $7.9 million (June 30, 2022: $3.8 million).

Contingent consideration on disposals

Included within the assessment of recoverable value for impairment purposes of assets held for sale related to the sale of the J.A. Martin ex-solar business, as at June 30, 2023, were estimates of the contingent consideration included within the sale agreement. The contingent consideration receivable 12 months following sale, is based on a multiple of earnings before interest, tax, depreciation and amortization of the business. The fair value of contingent consideration of $0.6 million applied a contracted 4.5x multiple to year 1 forecast EBITDA of $0.8 million, less purchase price paid. Final settlement of the contingent consideration was paid in August 2023, and the receivable amount and loss on disposal adjusted accordingly.

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

Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.3 million at June 30, 2023 ( June 30, 2022 : $4.1 million; June 30, 2021 : $1.9 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

Exchangeable preference Shares, exchangeable notes and Aevitas Preference Shares

As part of the IPO listing process VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become exchangeable into Ordinary Shares of the Company. The Company considered IAS 32 paragraph 16 in determining the accounting treatment of the exchangeable instruments. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

Whilst the majority of the Aevitas Preference Shares and exchangeable notes were converted into Ordinary Shares in VivoPower in July 2021 a minority of investors in the instruments elected to accept new Aevitas Preference Shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment, and has determined the new Aevitas Preference Shares instruments should be treated as equity.

Fair value measurement

The fair values of financial assets and liabilities recorded in the statement of financial position are measured using valuation techniques including discounted cash flow ("DCF") models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions about these factors could affect the reported fair value. When the fair values of non-financial assets/CGUs need to be determined, for example in business combinations and for impairment testing purposes, they are measured using valuation techniques including the DCF model.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

Name	Age	Position	Appointed
Directors:
Kevin Chin (1)(4)	50	Chairman	April 27, 2016
Peter Jeavons (1)(2)(3)(4)	58	Non-Executive Director	June 16, 2020
William Langdon (1)(2)(3)	62	Non-Executive Director	June 16, 2020
Michael Hui	43	Non-Executive Director	January 22, 2020
Gemma Godfrey (1)(2)(3)(4)	39	Non-Executive Director	December 15, 2020

Executive Officers:
Kevin Chin (1)(4)	50	Chief Executive Officer	March 25, 2020

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin, our Chairman, beneficially owns 48.5% of VVPR at June 30, 2023, through his holdings as the Chairman of AWN, which is a beneficial owner of 39.5% of VivoPower as of June 30, 2023 for which Mr. Chin has shared voting power.and individually is the beneficial owner of 9.0% of VivoPower as of June 30, 2023.

Executive Officers

Kevin Chin

Kevin Chin has served as our Chief Executive Officer since March 2020. Reference is made to his biography below.

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

Over his 25-plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, HyperTurnaround! which chronicles the privatization, rapid turnaround and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin regularly writes for Inc.com on topics such as turnarounds and growing pains challenges. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PWC and Deloitte.

Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program. Mr. Chin divides his time between the UK, UAE and Australasia.

.

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

Mr. Langdon received his MBA from Yale University and is a member of the Board of Directors of Tech2Deal, a private French company, and Singula Institute, a New York City based mental health non-profit organization. He resides in Long Island outside of New York City, United States.

Mr. Langdon serves as Chairman of the Audit and Risk Committee of the Company.

Peter Jeavons

Peter Jeavons has over 30 years’ experience working in a number of executive-level international roles predominantly focused on leading technology and enterprise software solutions across many industry sectors. His career has been spent working for small start-ups, medium-sized and large corporate businesses, helping to drive strong growth, turnarounds and with involvement from both sides in successful merger and acquisition activities. He specializes in policy, regulatory and legislative compliance-based solutions and has a strong interest in how technology can help to drive sustainability and save the planet.

Mr. Jeavons was part of the global leadership team of RuleBurst Haley, which was acquired by Oracle and then successfully relaunched their regulatory compliance solution as a native SaaS platform internationally. During his career he has also worked for companies including Infor, who are another large enterprise software company and was responsible for the European business at Nuxeo, a Goldman Sachs backed, open source, enterprise content management software provider. He recently completed an interim CEO role for a next generation events management SaaS business.

He currently works as an advisor to several SaaS businesses and start-ups, specialising in innovative technologies that make the world better, less complex, and more sustainable. Mr. Jeavons completed his Non-Executive Director’s diploma with Pearson in 2013. He resides in the Cotswolds, United Kingdom.

Mr. Jeavons is the Senior Independent Director at Vivopower and Chairman of the Remuneration and Sustainability Committees of the Company.

Michael Hui

Michael Hui brings a unique background to the Board given his dual Information Technology and Law degrees and experiences. During his career, he has built significant expertise across a diverse range of sectors in both an investment as well as an operational capacity.

Mr. Hui serves as Managing Director (Australasia) for VivoPower’s largest shareholder, AWN, and also the broader Arowana group. In 2011, he joined Arowana as an Investment Director, and since then he has worked across a range of Arowana’s operating businesses including education and asset management. Mr. Hui led the formation and structuring of the Arowana Australasian Special Situations Fund (AASSF) and most recently, the building of Arowana’s education business, EdventureCo. His primary focus at present is driving corporate development (including mergers and acquisitions and technology-based transformation), working alongside the leadership teams of Aevitas and EdventureCo. Previously, Michael was Co-founder and CEO of an online-payments business, and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia.

Gemma Godfrey

Gemma Godfrey is a non-executive director and advisor with experience across financial services, technology, media, public policy and sustainable energy. With a 20-year career, her track record of strategic planning, innovation and consumer insight helps ambitious businesses achieve their goals.

Ms. Godfrey is a non-executive director for Saga plc, Oberon Investments, Kingswood Holdings and Eight Capital Partners. She was the Founder and CEO of an FCA-authorized digital investing service, which was acquired by FTSE 250 insurer JLT. She pioneered new technology and went on to launch a digital media business for News U.K., part of News Corp.

A former boardroom adviser to Arnold Schwarzenegger on ‘The Apprentice,’ Ms. Godfrey is a business expert on ITV and Sky News. She was previously Head of Investment Strategy at FTSE-AIM wealth manager, Brooks Macdonald. She started her career at Goldman Sachs and GAM, with a background in quantum physics. She resides in London, United Kingdom.

B. Board Diversity

The table below provides certain information regarding the diversity of our Board as of the date of this Annual Report

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	0
Did Not Disclose Demographic Background	0

C. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2023 and year ended June 30, 2022.

Year Ended June 30, 2023	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$81,819	$-	$-	$-	$-	$81,819
Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$50,000	$-	$-	$7,361	$-	$57,361
Gemma Godfrey 5	$69,500	$-	$-	$-	$-	$69,500
Executive Officers:
Kevin Chin 6	$455,863	$45,991	$-	$312,002	$-	$813,856

1	Mr. Chin is paid a salary of £68,000 ($81,819) per annum as Chairman during the year, payable to Arowana Partners Group Pty Ltd.
2

Mr. Jeavons is paid fees of $50,000 per annum during the year. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee, $4,000 annual fee as member of the audit and risk committee and $4,000 annual fee as member of the nomination committee. Mr. Jeavons elected to receive 100% of his fees for the year in cash. $12,777 remaining accrued and payable as at June 30, 2023.

3

Mr. Langdon is paid fees of $50,000 per annum during the year. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee, $4,000 annual fee as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Mr. Langdon elected to receive 100% of his fees in cash. $16,500 remaining accrued and payable as at June 30, 2023.

4

Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $25,000 remaining accrued and payable as at June 30, 2023. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention Restricted Stock Units ("RSUs") granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 6,314 RSUs ($4,736) vested in the current year. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

5

Mrs. Godfrey is paid fees of $50,000 per annum Mrs. Godfrey also received $4,000 annual fee as member of the audit and risk committee, $4,000 as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Mrs. Godfrey elected to receive 100% of her fees in cash. $9,217 remaining accrued and payable as at June 30, 2023.

6

Comprises £325,000 base fees, £38,000 annual professional development allowance. Of the base salary £325,000, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exerciseable in the period 3 June 2024 to 3 June 2029 at an exercise price of $0.60. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN foundation.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 31,456 RSUs ($23,592) vested in the current year. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330), based on Mr. Chin's base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP share price. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

Year Ended June 30, 2022	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$91,029	$-	$-	$-	$-	$91,029
Matthew Cahir 2	$38,336	$-	$-	$-	$-	$38,336
Peter Jeavons 3	$69,000	$-	$-	$-	$-	$69,000
William Langdon 3	$61,500	$-	$-	$-	$-	$61,500
Michael Hui 4	$50,000	$-	$-	$8,178	$-	$58,178
Gemma Godfrey 5	$58,000	$-	$-	$-	$-	$58,000
Executive Officers:
Kevin Chin 7	$434,969	$51,388	$-	$273,039	$-	$759,396

1	Mr. Chin was paid a salary of £68,000 ($92,029) per annum as Chairman during the year ended June 30, 2022, payable to Arowana Partners Group Pty Ltd. In addition to his monthly salary, along with other directors of the Company, on December 14, 2020, Mr. Chin was granted 7,788 ($50,000) RSUs vesting in the year, to bring compensation in line with market levels as benchmarked by Pearl Meyer.
2	Mr. Cahir was paid a salary of $50,000 per annum in cash from July 1, 2021 through February 2022 as a result of his resignation as a director on March 17, 2022.
Mr. Cahir was also paid a consulting fee as President of VivoPower USA and sales director for electric vehicles, via Middleburg Juice Company, LLC. The Remuneration Committee (with Mr. Cahir recused) approved an extension to Mr. Cahir’s consulting agreement effective July 1, 2021, with cash remuneration of $32,000 per month and healthcare allowance of $5,000 per month. Following his resignation on March 17, 2022, the Committee approved the continued monthly payment of $32,000 per month and healthcare allowance of $5,000 per month until the end of his notice period on September 17, 2022, in accordance with the terms of his contract. In December 2021, the Committee approved an equity award of 70,000 ($229,600) RSUs in relation to short term incentives for the year ended Jun 30, 2021, vesting in December 2021. In addition, the Committee approved the following equity awards to Mr. Cahir following his resignation in March 2022, being fulfilment of business development incentives for the year ended June 30, 2022:
●	a business development payment of 182,432 ($270,000) RSUs, vesting May 1, 2022;
●	a business development stretch payment of 109,459 ($162,000) RSUs vesting conditional on certain commercial settlement goals being achieved. These goals were achieved and RSUs vested during the year ended June 30, 2022.
●	a business development upside payment of 36,486 ($54,000) RSUs vesting conditional on certain commercial settlement goals being achieved. This condition remains outstanding as at August 30, 2022.
●	2.5 points in a future Caret Omnibus incentive plan.
3	Mr. Jeavons was paid a salary of $50,000 per annum during the year ended June 30, 2022. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee and $4,000 annual fee as member of the audit and risk committee. Mr. Jeavons elected to receive 75% of all his fees for the year in equity (7,099 RSUs), 25% in cash.
4	Mr. Langdon was paid a salary of $50,000 per annum during the year ended June 30, 2022. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee and $4,000 annual fee as member of the remuneration committee. Mr. Langdon elected to receive 100% of his salary as equity (1,989 RSUs) and 100% of his committee fees in cash.
5	Mr. Hui was paid a salary of $50,000 per annum during the year. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 8,124 RSUs ($6,093) vested in the year ended June 30, 2022.
6	Mrs. Godfrey was paid a salary of $50,000 per annum in the year ended June 30, 2022. Mrs. Godfrey also received $4,000 annual fee as member of the audit and risk committee and $4,000 as member of the remuneration committee. Mrs. Godfrey elected to receive 25% of her salary and committee fees as equity; 75% in cash.
7	Comprises £325,000 base salary, £38,000 annual professional development allowance. In December 2021, the Remuneration Committee approved an equity award of 70,000 ($229,600) RSUs in relation to short term incentives for the year ended June 30, 2021, vesting in December 2021. Mr. Chin also receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the year ended June 30, 2022. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 40,479 RSUs ($30,359) vested in the year ended June 30, 2022.

Employment Agreements

Executive Agreements

Mr. Chin’s remuneration as Chief Executive Officer has remained at £325,000 per annum as Chief Executive since July 1, 2020, payable monthly in arrears. This remuneration plan was decided upon by the Remuneration Committee following a market benchmarking by Pearl Meyer, to align to the new strategy and additional responsibilities. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. Of the base salary £325,000, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in Ordinary Shares of the Company, exercisable in the period 3 June 2024 to 3 June 2029 at an exercise price of $0.60. Ordinary Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN foundation. The Committee also approved an additional annual £38,000 fee payable as a professional development allowance to Mr. Chin as Chief Executive Officer. This payment will be made on 1 January each year.

In the year ended June 30, 2020, Mr. Chin was granted 87,200 RSUs and 261,600 Performance Stock Units (“PSUs”) in the Company, issued pursuant to the Company’s Omnibus Incentive Plan adopted on September 5, 2017, at an issue price of $0.75 per share, based on the Company share price on March 25, 2020. The RSUs vest annually over 5 years. The PSU’s vest quarterly over 3.25 years and are subject to achieving performance goals. This was approved by the Remuneration and Nomination Committee of the Board on June 16, 2020. Of the awards previously granted, a total of 17,440 RSUs ($13,080) vested in the year ended June 30, 2023 (year ended June 30, 2022: 17,440 RSUs - $13,080). A total of 31,456 ($23,592) PSUs also vested in the year, following achievement of quarterly performance goals (year ended June 30, 2022: 40,479 PSUs - $30,359).

In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330) based on Mr. Chin's base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP share price. In December 2021, the Remuneration Committee approved an equity award of 70,000 RSUs ($229,600) in relation to short term incentives for the year ended June 30, 2021, which vested in December 2021.

Mr. Chin is also paid an annual Chairman’s fee of £68,000 ($92,119) as Chairman of the Board, payable by the Company to Arowana Partners Group Pty Ltd. The fee was increased as from July 1, 2021, following a review by the Remuneration Committee of Mr. Chin’s compensation, including market benchmarking by Pearl Meyer. In the year ended June 30, 2021, Mr. Chin also received 7,788 ($50,000) RSUs in this capacity.

Potential Payments Upon Termination or Change in Control

Kevin Chin, Executive Chairman and Chief Executive Officer, may be terminated upon twelve months’ notice at any time, for any reason, with or without cause. Other than the twelve-month notice period, there are no other special payments upon termination or change of control.

The appointment letters of the non-executive directors of the Company are generally terminable upon one month’s written notice and do not contain provisions providing for special payments upon termination or change of control.

During FY2023, Tembo e-LV BV established a performance incentive plan for participants to benefit from any potential future trade sale, IPO, recapitalization or merger of Tembo e-LV and subsidiaries within the EV business unit. In the event of such an action, participants will earn Long Term Incentive ("LTI") points according to an allocation decided by the Remuneration Committee of a profit share of 20% of the net gain made by the Company from the corporate action, less previously invested amounts.

D. Board Practices

Board Composition and Classification of Directors

We have five directors on our Board. All of the current directors are members pursuant to the Board composition provisions of our articles of association.

Staggered Board

In accordance with the terms of our articles of association, our Board is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2023 for Class A directors, 2024 for Class B directors and 2025 for Class C directors:

●	our Class A directors are Peter Jeavons and Michael Hui.
●	our Class B directors are Gemma Godfrey.
●	our Class C directors are Kevin Chin and William Langdon.

Our articles of association provide that the number of our directors shall not be subject to any maximum but shall not be less than two, unless otherwise determined by a majority of our Board.

The division of our Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of a director.

Our Board has determined that Gemma Godfrey, Peter Jeavons and William Langdon are “independent directors” under the Rule 5605 of the Nasdaq Listing Rules.

Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

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

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Gemma Godfrey and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020 and Gemma Godfrey joined the committee on July 1, 2021.

The Audit and Risk Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the Board in overseeing and monitoring:

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

The Audit and Risk Committee is required to be composed exclusively of “independent directors,” as defined under the Nasdaq listing standards and the rules and regulations of the SEC, and each of whom must be, among other requirements, “financially literate,” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, VivoPower is required to certify to Nasdaq that the committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

The Board has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nomination Committee

The Nomination Committee of the Board is comprised of Gemma Godfrey (who is Chair of the Nomination Committee), William Langdon, and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. Gemma Godfrey joined the committee on March 17, 2022 and William Langdon and Peter Jeavons joined the committee on June 16, 2020.

The Nomination Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Nomination Committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s Board.

The Nomination Committee considers persons identified by its members, management, shareholders, investment bankers and others. Pursuant to its charter, the Nomination Committee, before any appointment is made by the Board, evaluates the balance of skills, knowledge, experience and diversity on the Board, and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, and consider candidates on merit and against objective criteria and with due regard for the benefits of diversity on the Board, taking care that appointees have enough time available to devote to the position.

The Nomination Committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nomination Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nomination Committee will not distinguish among nominees recommended by shareholders and other persons.

Remuneration Committee

The Remuneration Committee is comprised of Peter Jeavons (Chair of the Remuneration Committee), William Langdon and Gemma Godfrey, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020. Gemma Godfrey joined the committee on July 1, 2021.

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

Sustainability Committee

The Sustainability Committee is comprised of Peter Jeavons (chair of the Sustainability Committee), Kevin Chin and Gemma Godfrey.

The Sustainability Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Sustainability Committee’s duties, which are specified in our Sustainability Committee Charter include, but are not limited to:

•	oversee and monitor VivoPower’s Safety and Health policies, procedures and programs and track any safety and health scorecards against benchmarks;
•	review VivoPower’s B Corp certification and governance policies and initiatives with a view to continuously improving VivoPower’s B score;
•

maintain, update and review the effectiveness of VivoPower’s environmental policies and initiatives designed to ensure environmental sustainability and the minimization of the Company’s environmental footprint;

•	determining total individual compensation packages;
•	review the effectiveness of VivoPower’s policies and initiatives with regards to community and staff engagement as well as broader corporate social responsibility; and
•

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

E. Employees

As of June 30, 2023, we had 108 (June 30, 2022: 242; June 30, 2021: 255) employees and subcontractors, as follows:

As at June 30, 2023	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	3	1	-	9	13
Central Services and Management	10	1	3	4	18
Engineering and Critical Power Services	53	-	-	24	77
Total employees	66	2	3	37	108

As at June 30, 2022	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	9	1	-	2	12
Central Services and Management	23	1	3	2	30
Engineering and Critical Power Services	187	-	-	14	201
Total employees	219	2	3	18	242

As at June 30, 2021	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	10	1	-	2	13
Central Services and Management	22	1	4	8	35
Engineering and Critical Power Services	201	-	-	6	207
Total employees	233	2	4	16	255

J.A. Martin ex-solar operations contributed 93 employees to headcount in prior year, whereas headcount in FY2023 excludes employee numbers from the disposed entity.

Both Aevitas Solar and Kenshaw have in place enterprise agreements jointly developed by the businesses and their employees with the purpose of developing and implementing workplace reform strategies so as to produce continuously improved environments aimed directly at improving the competitiveness of the businesses within their marketplaces and delivering job satisfaction and security for their employees.

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

F. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower Ordinary Shares as of August 31, 2023, by:

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s Ordinary Shares is based on 25,788,260 Ordinary Shares issued and outstanding on August 31, 2023. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have significant voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Benficially Owned		Percentage of Outstanding Shares
Kevin Chin (2)	12,557,349	(3)	48.7%
Michael Hui	43,489		<1%
William Langdon	38,936		<1%
Peter Jeavons	37,926		<1%
Gemma Godfrey	5,934		<1%
All Directors and Executive officers as a group (6 persons)	12,683,634		49.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)	The business address is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(3)

Represents shares held by Arowana Global Impact Pty Ltd (previously Arowana Partners Group Ltd), The Panaga Group Trust, KTFC Superannuation Fund and Chin Family Super Fund, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund, and AWN Holdings Limited for which Mr. Chin has shared voting power.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

Equity Incentive Plan

On July 3, 2017, the Board approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), which was subsequently approved by shareholders. The purpose of the Incentive Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby personnel of the Company and its subsidiaries can acquire and maintain equity interests in the Company and align their interests with those of the Company’s stockholders. Types of awards that may be granted under the Incentive Plan include options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards. The Remuneration Committee of the Board administers the Incentive Plan and determines the terms and conditions of the awards. Awards are evidenced by an award agreement containing the terms and conditions of each award. Under the Incentive Plan (or a Sub-Plan for Non-Employees that was also approved with the Incentive Plan), the Company may grant awards to employees, executives, officers, consults, or advisors of the Company or its subsidiaries.

On July 6, 2023, the shareholders approved an amendment to the Incentive Plan allowing the number of Ordinary Shares reserved under the Incentive Plan to automatically increase each July 1, beginning on July 1, 2023, and ending on July 2, 2032, by 5.0% of the outstanding number of Ordinary Shares on the immediately preceding June 30, or such lesser amount as determined by the Company’s Remuneration Committee.

During the years ended June 30, 2023 and June 30, 2022, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2021	460	$1,186
Granted	706	1,838
Vested	(755)	(1,877)
Forfeit	(132)	(676)
Outstanding at June 30, 2022	279	$471
Granted	912	303
Vested	(356)	(123)
Forfeit	(178)	(320)
Outstanding at June 30, 2023	657	$331

G. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation attributable to accounting restatements during or after the fiscal year ending 30 June 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of August 1, 2023 by each person known to us to beneficially own 5% and more of our Ordinary Shares.

The beneficial ownership of VivoPower’s Ordinary Shares is determined based on 25,788,260 Ordinary Shares issued and outstanding on August 31, 2023. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
AWN Holdings Limited (1)	10,136,144	39.3%
Armistice Capital Master Fund Ltd (2)	4,230,779	14.1%

(1)

According to a Schedule 13D filed January 31, 2017, on behalf of AWN (formerly Arowana International Limited), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each of Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, may be deemed to beneficially own 8,176,804 Ordinary Shares. This amount included 5,718,879 Ordinary Shares held directly by AWN, 488,435 Ordinary Shares directly held by certain entities controlled by AWN, 1,027,203 Ordinary Shares held by Arowana Fund and 942,287 Ordinary Shares held by Arowana Energy. The business address of these entities is c/o AWN Holdings Limited., at Level 11, 153 Walker Street, North Sydney, New South Wales 2060, Australia.

On July 21, 2021, AWN was issued a further 1,959,339 restricted Ordinary Shares, pursuant to the contracted terms of conversion of Aevitas convertible preferred shares and convertible notes. As at June 30, 2022, AWN held a 47.5% equity interest in the Company. As at June 30, 2023, AWN held a 39.5% equity interest in the Company, which was reduced to 39.3% following the vesting of Omnibus Incentive Plan related shares in August 2023.

(2)	Consists of 4,230,770 Ordinary Shares issuable upon the exercise of the Series A Warrants subject to certain beneficial ownership limitations held by the selling shareholder. The Ordinary Shares upon exercise would be directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the Ordinary Shares except to the extent of their respective pecuniary interests therein. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

86% of our outstanding ordinary shares were held in the United States by 2 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company).

B. Related Party Transactions

Transactions and Balances with Related Persons

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive Officer of AWN.
As of June 30, 2023, AWN held a 39.5% equity interest in the Company.
During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2021, the Company agreed to refinance its existing $21.1 million shareholder loan with AWN Holdings Limited (“AWN"), with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements are required until after a corporate liquidity event has occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised of the Specific Security Deed and the General Security.

On January 11, 2023, amendments to the loan were agreed with AWN:

(i) to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

(ii) to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

(iii) to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

(iv) to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

(v) to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

(vi) In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i) to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii) upon completion by VivoPower of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a) proceeds $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

c) proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii) for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a) equity or debt raise;

b) trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and

c) loan repayment from Tembo to VivoPower.

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.67 per share.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (A$40,000) and $43,500 (A$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The loan is set to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% facility establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short term loans of A$0.5 million and A$0.25 million were established between AWN and Aevitas O Holdings Pty Limited, drawn down between February and May 2023. The loans have interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total A$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total A$22,500 are payable on expiry. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $25,000 remaining accrued and payable as at June 30, 2023. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 6,314 RSUs ($4,736) vested in the current year. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2023 , $1,138,346 was recharged to the Company (year ended June 30, 2022: $343,806, year ended June 30, 2021 : $1,028,096). At June 30, 2023 , the Company has a payable to AWN in respect of recharges of $1,392,303 ( June 30, 2022 : $313,688, June 30, 2021: $4,345 ).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned A$3,303 ($2,189) dividends on the Aevitas Preference Shares during the year ended June 30, 2023 .

Mr. Chin is paid fees of £68,000 ($81,819) per annum as Chairman during the year, payable to Arowana Partners Group Pty Ltd.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. Of the base salary £325,000, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exerciseable in the period 3 June 2024 to 3 June 2029 at an exercise price of $0.60. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN foundation.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 31,456 RSUs ($23,592) vested in the current year. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330), based on Mr. Chin's base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP share price. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, APG provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

VivoPower Policy on Conflicts of Interest

VivoPower’s Code of Business Conduct and Ethics requires that situations that could be reasonably expected to give rise to a conflict of interest be fully disclosed to the Company’s Compliance Officer, and provides that conflicts of interest may only be waived by the Board or an appropriate committee of the Board. Under the Code of Business Conduct and Ethics, a conflict of interest is deemed to occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole, and in general the Code of Business Conduct and Ethics provides that, subject to certain exceptions in the Code, the following should be considered conflicts of interest: (i) no employee may be employed or engaged by a business that competes with the Company or deprives it of any business; (ii) no employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company; (iii) no employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, financing partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions; (iv) no employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company except that with the prior approval of the Board, an employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer; no employee may hold any ownership interest in a privately held company that is in competition with the Company except with the prior approval of the board; and no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company.

The Company’s Audit and Risk Committee, pursuant to its written charter, is responsible for maintaining oversight of conflict of interest transactions to help to ensure that they are appropriately disclosed and make recommendations to the Board regarding authorization. The Audit and Risk Committee considers all relevant factors when determining whether to approve a conflict of interest transaction, including whether the conflict of interest transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. The Company requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about conflict of interest transactions.

These procedures are intended to determine whether any such conflict of interest impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

The Company also complies with English law provisions in relation to directors’ conflicts contained in the Companies Act 2006 and specific provisions contained in the Company’s articles of association. The Companies Act 2006 permits directors of U.K. public limited companies to have conflicts of interests provided that their articles of association permit directors to authorize a conflict and the directors do authorize any such conflict in accordance with such provision.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

As described above, on February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. On April 9, 2018, the Company filed a defense and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause. On November 26, 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. After aborted attempts at settlement, the matter was heard in the U.K. High Court, with judgement ruled in September 2020. The Company was successful in defending the majority of the claims, with a total of £0.62 million ($0.90 million) of the claims being settled in favor of Mr. Comberg. However final costs and interest awarded to him were $1.76 million. Of the remaining provision as at June 30, 2021 of $0.5 million for unpaid costs, $0.4 million was spent in the year ended June 30, 2022, resulting in a $0.1 million release of the remaining unutilized provision.

Additionally, on May 31, 2022 the William Q. Richards Estate (the “Plaintiff” or the “Estate”) filed a complaint against VivoPower USA LLC, Caret, LLC (“Caret”), formerly Innovative Solar Ventures I, LLC (“ISV”), and related entities (the "VivoPower Defendants") alleging the VivoPower Defendants improperly included land owned by the Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint sought to nullify and/or declare the tax abatement agreements void. The Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. On September 16, 2022, the VivoPower Defendants filed a motion to dismiss Plaintiff’s Amended Complaint, which the Court subsequently granted on January 23, 2023, stating that the Plaintiff had failed “to establish that the amount in controversy had been met.” On February 20, 2023, the Estate filed a second amended complaint to argue that the amount in controversy was met. Regina, widow of the late William Q. Richards, was added as a plaintiff in the second amended complaint. On March 6, 2023, the VivoPower Defendants filed a new motion to dismiss the Plaintiffs’ second amended complaint. On May 5, 2023, the Plaintiffs filed an instant opposition to the VivoPower Defendants’ motions to dismiss. On May 19, 2023, the VivoPower Defendants submitted a reply supporting their motion to dismiss requesting the dismissal of the Plaintiffs' claim. The Company does not expect the Plaintiff to be successful in its complaint. Accordingly no provision has been recorded as at June 30, 2023 in relation to this matter.

Dividend Policy

We have never declared or paid any dividends on our Ordinary Shares, and we currently do not plan to declare dividends on our Ordinary Shares in the foreseeable future. Any determination to pay dividends to holders of our Ordinary Shares will be at the discretion of our Board and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our Board deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2023.

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

The following material contracts, which were outside of the ordinary course of business, were entered into during the year ended June 30, 2023 (including the exhibits thereto):

●	Equity Distribution Agreement Amendment for the issue and sale through A.G.P/Alliance Global Partners of Ordinary Share having an aggregate offering price of up to $1,055,361;
●	A definitive agreement with a single U.S. institutional investor for the purchase and sale of 4,230,770 ordinary shares of the Company (or ordinary share equivalents in lieu thereof) at an offering price of $1.30 per share and, in a concurrent private placement, unregistered warrants to purchase up to 4,230,770 of the Company’s ordinary shares. The warrants will have an exercise price of $1.30 per ordinary share, will be exercisable on the six-month anniversary of the issuance date and will expire five years from initial exercise date;
●	A strategic direct equity investment into its wholly owned subsidiary, Tembo e-LV B.V. (“Tembo”) at a pre-money valuation of $120 million comprising an initial investment commitment of $2.5 million and the option to increase its cumulative investment in subsequent closings, up to US$10 million.

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2022/2023 U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 8.75% on dividend income within the basic rate band, 33.75% on dividend income within the higher rate band and 39.35% on dividend income within the additional rate band.

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

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of Ordinary Shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2022/2023 U.K. tax year is £12,300.

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

We believe that we were not a PFIC during our 2023 taxable year and do not expect to be a PFIC during our 2024 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Ordinary Shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, for any taxable year, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s rateable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our Ordinary Shares) and (b) any gain realized on the sale or other disposition of the Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

Attention: Philip Wray

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

Email: shareholders@vivopower.com

Telephone: +44-203-667-5158

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2023:

●	Cash and cash equivalents of $0.54 million denominated in AUD, $0.02 million denominated in EUR and ($0.03) million denominated in GBP.
●	Restricted cash of $0.6 million denominated in AUD.
●	Trade and other receivables of $4.0 million denominated in AUD, $1.0 million denominated in EUR and $2.6 million in GBP.
●	Trade and other payables of $5.0 million denominated in AUD, $2.0 million in EUR and $2.7 million in GBP.
●	Borrowings of $2.9 million denominated in AUD and $0.9 million in EUR.
●	Provisions of $0.7 million denominated in AUD and $1.2m in GBP.

Of the total shareholder loans of $28.6 million, $27.1 million is denominated in USD and $1.5 million is denominated in AUD.

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

Our Chief Executive Officer and Group Finance Director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) as of June 30, 2023, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Group Finance Director, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Group Finance Director, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of June 30, 2023, our internal control over financial reporting was effective.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Gemma Godfrey and Peter Jeavons. All members have been determined by the Board to be independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020. Gemma Godfrey joined the committee on July 1, 2021.

The Board has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and also qualified as an “audit committee financial expert” as defined under rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. The Code of Business Conduct and Ethics is available on our website at www.vivopower.com. Our Board is responsible for overseeing the Code of Business Conduct and Ethics and approving any waivers of the Code of Business Conduct and Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the years ended June 30, 2023 and June 30, 2022.

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Audit fees	$218	$193	$184
Audit-related fees	28	18	4
Tax fees	8	14	32
Total	$254	$225	$220

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended June 30, 2023. The audit fees of $218,000 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2023 financial statements.

The audit fees of $193,000 represent the fees of PKF Littlejohn LLP and related firms for audit of the June 30, 2022 financial statements.

Audit-Related Fees

The audit related fees were for audit of local statutory accounts for some Australian subsidiaries.

Tax and Capital Raise – Related Fees

For the year ended June 30, 2023, associate firms of PKF Littlejohn LLP charged $7,300 for preparation of corporate tax returns for some Australian subsidiaries.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a U.K. incorporated company, we are subject to applicable laws of England and Wales including the Companies Act 2006. In addition, as a foreign private issuer listed on The Nasdaq Capital Market, we are subject to the Nasdaq corporate governance requirements. However, the Nasdaq listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. We currently do not intend to take advantage of any such exemptions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1

Omnibus Incentive Plan, adopted September 5, 2017 and amended July 28, 2023 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-273520), filed with the SEC on July 28, 2023).

4.2

Equity Distribution Agreement, dated November 12, 2021, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on November 21, 2021).

4.3	Amendment No. 1 to Equity Distribution Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report Form 6-K (File No. 001-37974), filed with the SEC on July 29, 2022).
4.4	Strategic Direct Investment in Tembo dated June 28, 2023 (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-37974) filed with the SEC on June 28, 2023).
4.5	Placement Agency Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.6	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.8	Form of Securities Purchase Agreement, dated July 29, 2022, between VivoPower International PLC and the purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.9	Refinancing of Loan Arrangements, dated June 30, 2023, between AWN Holdings Limited and Aevitas O Holdings Pty Ltd
4.10	Advance Subscription Agreement, dated June 23, 2023, between TAG Intl DMCC and Tembo E-LV
4.11	Form of Subscription Agreement, dated June 9, 2023, between VivoPower International Plc and ASEAN Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No 001-37974), filed with the SEC on June 13, 2023
4.12	Form of Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on June 13, 2023).
8	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017).
11.2	Insider Trading Policy
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2	Certification of Group Finance Director Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Group Finance Director Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: October 2, 2023

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower International plc and its subsidiaries (the “Company”) as of June 30, 2023, 2022 and 2021, and the related consolidated statements of comprehensive income, consolidated statements of cash flow and consolidated statements of changes in equity for each of the year ended June 30, 2023, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for the year ended June 30, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Material uncertainty related to going concern

We draw attention to note 2 in the consolidated financial statements, which indicates that the group has significant outstanding liabilities and needs to raise funds either through debt or equity in order to meet its obligations as they fall due and to support the planned growth of the Group during the going concern period. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in note 2. As stated in note 2, these events or conditions, indicate that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s ability to continue to adopt the going concern basis of accounting included a review of the group and budgets and cash flow forecasts for the period of at least twelve months from the date of approval of the financial statements, including checking the mathematical accuracy of the budgets and discussion of significant assumptions used by the management. We have also reviewed the latest available post year end management accounts, bank statements, regulatory announcements and board minutes and assessed subsequent events impacting going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

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
Revenue recognition

Revenue for the year ended June 30, 2023 amounted to $22.5 million and details of the related critical judgements and estimates are disclosed in note 3.1.

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

Recoverability of intangible assets

As at June 30, 2023 the carrying value of goodwill and intangible assets was $42.2 million. Details of these assets and the related critical judgements and estimates are disclosed in notes 3.2 and 14.

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

Our work in this area included:

●  Reviewing and challenging management’s value in use calculations including the rationale behind the key assumptions and cash flow forecasts;

●  Checking the mathematical accuracy of the value in use calculations;

●  Performing sensitivity analysis on reasonably possible changes in key assumptions and the impact on the headroom;

●  Assessing the accuracy of budgets and forecasts used in prior periods to actual results;

●  Performing an independent assessment to identify any indicators of impairment; and

●  Assessing the appropriateness of group’s disclosures in respect of the judgements and estimates on whether an impairment exists and the sensitivity analysis on the headroom (refer to Note 14).

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP	15 Westferry Circus
Canary Wharf
October 2, 2023	London E14 4HD

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2023

		Year Ended June 30
(US dollars in thousands, except per share amounts)	Note	2023	2022 (restated)	2021
Revenue from contracts with customers	4	15,060	22,448	23,975
Cost of sales		(13,472)	(20,308)	(19,614)
Cost of sales - non-recurring events		(3,850)	(1,881)	-

Gross (loss)/profit		(2,262)	259	4,361
General and administrative expenses		(7,620)	(13,811)	(9,651)
Other gains/(losses)	5	30	(13)	769
Other income	6	119	662	960
Depreciation of property, plant and equipment	13	(750)	(770)	(638)
Amortization of intangible assets	14	(831)	(850)	(815)
Operating loss	7	(11,314)	(14,523)	(5,014)
Restructuring and other non-recurring costs	8	(2,084)	(443)	(2,877)
Finance income	10	1,156	173	2,176
Finance expense	10	(7,366)	(8,604)	(2,450)
Loss before income tax		(19,608)	(23,397)	(8,165)
Income tax	11	(540)	1,968	138
Loss from continuing operations		(20,148)	(21,429)	(8,027)
(Loss)/profit from discontinued operations	22	(4,207)	(625)	69
Loss for the period		(24,355)	(22,054)	(7,958)

Losses attributable to:
Equity owners of VivoPower International PLC		(24,355)	(22,054)	(7,571)
Non-controlling interests		-	-	(387)
		(24,355)	(22,054)	(7,958)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		1,236	1,043	1,601
Total comprehensive loss for the period attributable to owners of the company		(23,119)	(21,011)	(6,357)

Earnings per share attributable to owners of the company (dollars)
Continuing Operations
Basic	28	(0.82)	(1.03)	(0.49)

Discontinued Operations
Basic	28	(0.17)	(0.03)	(0.00)

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2023

		Year Ended June 30
(US dollars in thousands)	Note	2023	2022 (restated)	2021 (restated)
ASSETS
Non-current assets
Property, plant and equipment	13	3,742	3,743	2,575
Intangible assets	14	42,175	39,577	46,945
Deferred tax assets	11	5,136	4,668	2,495
Investments accounted for using the equity method	16	66	-	-
Total non-current assets		51,119	47,988	52,015

Current assets
Cash and cash equivalents	17	553	1,285	8,604
Restricted cash	18	608	1,195	1,140
Trade and other receivables	19	7,021	9,088	12,785
Inventory	20	2,115	1,887	1,968
Assets classified as held for sale	21/22	-	8,214	-
Total current assets		10,297	21,669	24,497
TOTAL ASSETS		61,416	69,657	76,512

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	23	14,597	15,457	8,917
Income tax liability		156	132	708
Provisions	24	1,778	1,104	2,802
Loans and borrowings	25	2,384	5,109	1,004
Liabilities classified as held for sale	22	-	1,497	-
Total current liabilities		18,915	23,299	13,431

Non-current liabilities
Other payables	23	6,443	-	-
Provisions	24	76	57	165
Loans and borrowings	25	30,004	23,452	22,087
Deferred tax liabilities	11	2,232	1,234	411
Total non-current liabilities		38,755	24,743	22,663
Total liabilities		57,670	48,042	36,094

Equity
Share capital	26	308	256	222
Share premium	26	105,018	99,418	76,229
Cumulative translation reserve		1,203	(139)	(1,465)
Other reserves	27	(6,492)	(5,984)	15,314
Accumulated deficit		(96,291)	(71,936)	(49,882)
Equity and reserves attributable to owners		3,746	21,615	40,418
Non-controlling interest		-	-	-
Total equity		3,746	21,615	40,418
TOTAL EQUITY AND LIABILITIES		61,416	69,657	76,512

These financial statements were approved by the Board of Directors on October 2, 2023, and were signed on its behalf by Kevin Chin.

See notes to consolidated financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2023

		Year Ended June 30
(US dollars in thousands)	Note	2023	2022 (restated)	2021
Cash flows from operating activities
Loss from continuing operations		(20,148)	(21,429)	(8,027)
(Loss)/profit from discontinued operations	22	(4,207)	(625)	69
Income tax		561	(1,926)	(115)
Finance income		-	-	(2,397)
Finance expense		4,917	5,334	2,889
Depreciation of property, plant and equipment	13	750	770	1,089
Amortization of intangible assets	14	831	1,172	1,167
Other gains/(losses)		(30)	13	(769)
Share-based payments		147	2,010	1,078
Decrease/(increase) in trade and other receivables		5,903	3,459	(813)
(Increase)/decrease in inventory		(228)	81	-
Increase/(decrease) in trade and other payables		2,278	6,583	(9,453)
Increase/(decrease) in provisions		674	(572)	(95)
Corporation tax payments		-	-	-
Net cash used in operating activities		(8,552)	(5,130)	(15,377)

Cash flows from investing activities
Proceeds on sale of property plant and equipment		110	57	36
Purchase of property, plant and equipment		(1,029)	(1,165)	(937)
Investment in capital projects	14	(3,857)	(4,254)	-
Proceeds on disposal of J.A Martin ex-solar business	22	2,874	-	-
Proceeds on sale of capital projects		47	19	366
Acquisitions - consideration		(66)	-	(7,089)
Acquisitions - cash acquired		-	-	4,942
Net cash used in investing activities		(1,921)	(5,343)	(2,682)

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2023 (continued)

		Year Ended June 30
(US dollars in thousands)	Note	2023	2022	2021
Cash flows from financing activities
Other borrowings	25	(108)	(85)	18
Lease repayments	25	(43)	-	(360)
Proceeds from investor	23	300	-	-
Capital raise proceeds	26	5,500	243	34,866
Equity instruments and capital raise costs	27	(397)	(47)	(2,819)
Debtor finance borrowings/(repayments)	25	1,297	(4)	(518)
Loans from related parties	25	3,572	4,231	-
Repayment of loans from related parties	25	(370)	-	(2,226)
Bank loan borrowings	25	(138)	(166)	(33)
Chattel mortgage borrowings	25	(267)	74	32
Finance expense	10	(129)	(636)	(5,296)
Transfer from/(to) restricted cash	18	587	(55)	(127)
Net cash from financing activities		9,804	3,555	23,537

Net (decrease)/increase in cash and cash equivalents		(669)	(6,918)	5,478
Cash and cash equivalents at the beginning of the period	17	1,285	8,604	2,824
Effect of exchange rate movements on cash held		(63)	(401)	302
Cash and cash equivalents at the end of the period	17	553	1,285	8,604

Non-cash investing and financing transactions during the year ended June 30, 2023 comprise:

●	102,252 shares issued to Incentive Award participants at grant date value: $0.1 million;
●	Right-of-use assets additions and the related lease liability during the year: $0.2 million and $0.2 million (Refer to Note 25)

See notes to consolidated financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2023

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Non-controlling interest	Total

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890
Loss for the year	-	-	-	-	(7,571)	(387)	(7,958)
Other comprehensive income/(expense)	-	-	1,842	(241)	-	-	1,601
	163	40,215	(1,465)	21,167	(48,344)	(203)	11,533
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	(3,141)	-	-	(3,141)
Capital raises	49	34,317	-	(2,804)	-	-	31,562
Other share issuances	1	736	-	(15)	-	-	722
Employee share awards	9	961	-	107	-	-	1,077
Non-controlling interest	-	-	-	-	(1,538)	203	(1,335)
	59	36,014	-	(5,853)	(1,538)	203	28,885

At June 30, 2021	222	76,229	(1,465)	15,314	(49,882)	-	40,418
Loss for the year	-	-	-	-	(21,569)	-	(21,569)
Prior year adjustments	-	-	-	-	(485)	-	(485)
Restated loss for the year	-	-	-	-	(22,054)	-	(22,054)
Other comprehensive income/(expense)	-	-	1,326	(283)	-	-	1,043
	222	76,229	(139)	15,031	(71,936)	-	19,407
Transactions with owners in their capacity as owners
Capital raises	1	243	-	(122)	-	-	122
Other share issuances	1	217	-	(144)	-	-	74
Employee share awards	8	2,287	-	(283)	-	-	2,012
Conversion of Aevitas equity instruments	24	20,442	-	(20,466)	-	-	-
	34	23,189	-	(21,015)	-	-	2,208

At June 30, 2022	256	99,418	(139)	(5,984)	(71,936)	-	21,615
Loss for the year	-	-	-	-	(24,355)	-	(24,355)
Other comprehensive income/(expense)	-	-	1,342	(106)	-	-	1,236
	256	99,418	1,203	(6,090)	(96,291)	-	(1,504)
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	49	-	-	49
Capital raises	51	5,449	-	(446)	-	-	5,054
Employee share awards	1	151	-	(5)	-	-	147
Non-controlling interest	-	-	-	-	-	-	-
	52	5,600	-	(402)	-	-	3,746

At June 30, 2023	308	105,018	1,203	(6,492)	(96,291)	-	3,746

For further information on “Other Reserves” please see Note 27.

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2023

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). Since June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited (collectively with its affiliates and subsidiaries, "AWN") holds less than 50% equity interest in the Company, being 39.5% as at June 30, 2023. In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except when accounting for acquisitions, whereby fair values have been applied.

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

The financial statements have been prepared on a going concern basis.

As at June 30, 2023, the Company had unrestricted cash totalling $0.6 million, compared to $1.3 million as at  June 30, 2022 and $8.6 million as at June 30, 2021. It also has outstanding debt and borrowing totaling $32.4 million, compared to $28.6 million as at June 30, 2022 and $23.1 million as at June 30, 2021. Most of these borrowings do not fall due for repayment until 1 April 2025 and are thus classified under long-term liabilities.

Over the next twelve months, the Company expects significant growth in revenues and continued EBITDA generation in critical power systems, a material increase in revenue and costs in scaling up the Electric Vehicles business as the operation scales series production of its EUV23 conversion kits to match the demand from its signed partnerships. The Company will also be investing in further capitalized development costs in electric vehicles in preparation for Tembo series production. In addition, it expects to fund selective development of the U.S. solar portfolio to maximize future sales proceeds, as well as development of microgrid, EV charging and battery energy storage capabilities, as part of the scaling up of the SES business unit. The Company will also be investing in property, plant and equipment, particularly in Tembo.

This expected growth implies sizeable funding requirements over FY2024, which the Company is planning to finance through significant equity capital raises, asset-backed financing, debtor financing, working capital optimization with suppliers and customers, and tax relief on R&D expenditure, either at Group or subsidiary levels depending on what is best suited to the Company’s growth needs and optimizing for cost of capital.

To ensure success of the business, the directors have reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These include:

●	Regular re-forecasting process and flexing of opex and capex cost growth according to liquidity needs;
●	Phased approach to hiring of personnel to sustain growth of the Tembo business;
●	Staging the timing of property, plant and equipment and software capex to match asset-backed financing inflows;
●	Obtain Research & Development grants in the U.K., Europe and Australia to help fund investment in electric, solar and battery technologies;
●	Careful project planning and commercial structuring of SES projects;
●	Possible sale, spin off, or distribution in specie of Caret, LLC ("Caret"), formerly Innovative Solar Ventures I, LLC ("ISV");
●	Purchase order financing, debtor financing facilities;
●	Staging the timing of equity raises to minimize dilution; and
●	Renegotiation of terms on loans and supply chain.

Based on the foregoing expectations of funding needs, and actions prepared and presented by management to the Board of Directors, the Directors consider that these actions can provide sufficient cash to support business operations and meet funding requirements as they become due, despite financial, economic and political uncertainty. If we continue to experience losses and we are not able to raise additional financing to provide the funding to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern, accordingly there is a material uncertainty that may cause significant doubt about the going concern nature of the Group. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Negative goodwill arose on the acquisition of the remaining 50% share of ISV from Innovative Solar Systems, LC ("ISS"), constituting a bargain purchase. The gain was immediately recognized in the profit and loss during the year ended June 30, 2021.

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

The Group leases offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 8 years but may have extension options. Extension options are not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain.

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

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss; and,
●	those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified as at amortized cost only if both of the following criteria are met:

●	the asset is held within a business model whose objective is to collect contractual cash flows; and,
●	the contractual terms give rise to cash flows that are solely payments of principal and interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or,
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

Share capital

Ordinary Shares, nominal value $0.012 per share (the "Ordinary Shares") are classified as equity. Incremental costs directly attributable to the issue of Ordinary Shares are recognized as a deduction from equity, net of any tax effects.

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

The Group presents basic (“EPS”) data for Ordinary Shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of Ordinary Shares, excluding the shares held as treasury shares.

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

Other non-recurring costs also include one-off costs resulting from acquisition of Tembo e-LV and subsidiaries and impairment and write-off of nonrecoverable items.

Other non-recurring costs also include provisions in respect of fiscal refunds on prior receivables, which the Company is defending.

2.19	New standards, amendments and interpretations not yet adopted by the Group

At the date of authorisation of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

International Accounting Standards (amendments)	Effective date*
IAS 1 - Amendments regarding the classification of liabilities	1 January 2023
IAS 1, IFRS Practice Statement 2 - Amendments to IAS 1 and IFRS Practice Statement 2	1 January 2023
IAS 1 - Amendments regarding non-current liabilities with covenants	1 January 2024
IAS 8 (amendments) - Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates	1 January 2023
IFRS 16 - Amendments regarding lease liability in a sale and leaseback	1 January 2024

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

As disclosed in Note 2.15 to the Financial Statements the Group concluded that Solar Development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

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

No litigation provision was recorded at June 30, 2023. The provision of $0.5 million for disputed legal success fees related to the Mr. Comberg litigation recorded at June 30, 2021 was estimated by management, making a judgement in conjunction with advice from legal counsel, on the likely outcome of the claim. $0.4 million of this provision was utilized in the year ended June 30, 2022, and the remainder released.

3.5	Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2023, the carrying amount of capitalized development costs were $7.8 million (2022: $3.8 million).

3.6	Contingent consideration on disposals

Included within the assessment of recoverable value for impairment purposes of assets held for sale related to the sale of the J.A. Martin ex-solar business, as at June 30, 2022, were estimates of the contingent consideration included within the sale agreement. The contingent consideration receivable 12 months following sale, is based on a multiple of earnings before interest, tax, depreciation and amortization of the business. The fair value of contingent consideration of $4.5 million applied a contracted 4.5x multiple to year 1 forecast EBITDA of AUD$2.7 million, less purchase price paid, discounted at 10% to net present value, less purchase price paid. Final settlement of the contingent consideration was paid in August 2023, and the receivable amount and loss on disposal adjusted accordingly.

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

Deferred tax assets for unused tax losses amounting to $4.3 million at June 30, 2023 ( June 30, 2022: $4.1 million; June 30, 2021: $1.9 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

3.9	Exchangeable preference shares, exchangeable notes and Aevitas preference shares

As part of the IPO listing process, VivoPower acquired Aevitas. The instruments previously issued by Aevitas were restructured to become exchangeable into VivoPower shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

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

3.10	Fair value measurement

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

The Group determines and presents operating segments based on the information that is provided internally to the board of directors of the Company (the "Board"), which is the Group’s chief operating decision maker.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Solar Pty Ltd (previously J.A. Martin) (“Aevitas Solar”) and Kenshaw Electrical Pty Limited (“Kenshaw”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the Group’s other components. Operating segments results are reviewed regularly by the Board to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

4.1	Revenue

Revenue from continuing operations by geographic location is as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Australia	13,596	20,958	22,581
Netherlands	1,464	1,490	1,394
United Kingdom	-	-	-
United States	-	-	-
Total revenues	15,060	22,448	23,975

Revenue by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Electrical products and related services	13,596	20,958	22,396
Development fees	-	-	185
Vehicle spec conversion	-	789	137
Conversion kits	1,394	301	1,219
Accessories	70	400	38
Total revenues	15,060	22,448	23,975

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2023 (year ended June 30, 2022: none; year ended June 30, 2021: none).

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	13,596	-	1,464	-	-	15,060	-	15,060
Costs of sales - other	(11,900)	-	(1,572)	-	-	(13,472)	-	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(2,154)	-	(108)	-	-	(2,262)	-	(2,262)
General and administrative expenses	(1,390)	(297)	(1,005)	(367)	(4,561)	(7,620)	-	(7,620)
Other gains/(losses)	-	-	-	30	-	30	(4,207)	(4,177)
Other income	50	69	-	-	-	119	-	119
Depreciation and amortization	(895)	-	(673)	(3)	(10)	(1,581)	-	(1,581)
Operating loss	(4,389)	(228)	(1,786)	(340)	(4,571)	(11,314)	(4,207)	(15,521)
Restructuring and other non-recurring costs	(1)	-	(214)	-	(1,869)	(2,084)	-	(2,084)
Finance expense - net	(6,841)	(34)	936	(50)	(221)	(6,210)	-	(6,210)
Profit/(loss) before income tax	(11,231)	(262)	(1,064)	(390)	(6,661)	(19,608)	(4,207)	(23,815)
Income tax	(619)	-	(40)	119	-	(540)	-	(540)
Loss for the year	(11,850)	(262)	(1,104)	(271)	(6,661)	(20,148)	(4,207)	(24,355)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (restated)	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,901)	(1,660)	(7,602)	(13,811)	(1,485)	(15,296)
Other gains/(losses)	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating loss	(1,695)	(219)	(3,358)	(1,640)	(7,611)	(14,523)	(602)	(15,125)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,761)	(1,617)	(7,680)	(23,397)	(774)	(24,171)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(4,186)	(1,425)	(7,828)	(21,429)	(625)	(22,054)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	(2,799)	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	18,034	12,726	17,493	10,343	2,819	61,416
Liabilities	(15,539)	-	(7,564)	(645)	(33,921)	(57,670)
Net assets/(liabilities)	2,495	12,726	9,929	9,698	(31,102)	3,746

As at June 30, 2022	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	30,878	22,505	14,202	1,170	903	69,657
Liabilities	(13,452)	(377)	(4,528)	(485)	(29,200)	(48,042)
Net assets/(liabilities)	17,426	22,128	9,673	685	(28,297)	21,615

As at June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	35,604	24,693	9,027	-	7,188	76,512
Liabilities	(9,442)	(767)	(2,093)	-	(23,792)	(36,094)
Net assets/(liabilities)	26,162	23,926	6,934	-	(16,604)	40,418

5.	Other gains/(losses)

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Australia solar projects	30	23	(165)
ISS Joint Venture - 50% share of discontinued projects	-	-	(6,950)
Gain on acquisition of remaining 50% ISV from ISS	-	-	7,848
Other gains/(losses)	-	(36)	36
Total other gains/(losses)	30	(13)	769

The Company recorded a net loss for solar projects in Australia, related primarily to the sale of its 50% interest in the Yoogali Solar Farm on June 1, 2021. The loss on sale of $0.2 million comprised disposal of $0.2 million net book value of intangible assets. Additionally, the Company recognized $0.1 million gain on the disposal of Daisy Hill.

The Company recorded a loss of $7.0 million in respect of its share of discontinued Solar Development projects in the joint venture, Caret, prior to acquisition of the remaining 50% interest by the Company on June 30, 2021.

On June 30, 2021, the Company completed its acquisition of the remaining 50% share in Caret. As detailed in Note 12.b, the difference between consideration of $5.4 million, being the fair value of pre-acquisition equity interest held by VivoPower, and fair value of acquired net assets of $13.2 million, resulted in a gain of $7.8 million. Results of operations for the portfolio are reported within the Solar Development segment.

6.	Other income

The Australian government’s Jobkeeper allowance helped keep Australian citizens in jobs and supported businesses affected by the significant economic impact of the COVID-19 pandemic. The allowance is included in other income and recognized in the period that the related costs, for which it is intended to compensate, are expensed. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance. This also includes a previous year deposit which was refunded in March 2023.

7.	Operating profit/(loss)

Operating profit/(loss) from continuing operations is stated after charging/(crediting):

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Amortization of intangible assets	831	850	815
Depreciation of property, plant and equipment	750	770	638
Auditors' remuneration - audit fees	218	177	163
Auditors' remuneration - tax services	8	12	12
Directors' emoluments	719	693	676
(Gain)/loss on disposal of assets	(30)	13	(769)

8.	Restructuring and other non-recurring costs

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Corporate restructuring - professional fees	200	189	179
Corporate restructuring - litigation provision	-	(128)	2,039
Fiscal refunds provision	1,768	-	-
Impairment and write-off	422	-	-
Remediation	(361)	382	-
Relocation	-	-	27
Acquisition related and other costs	55	-	632
Total	2,084	443	2,877

In the year ended June 30, 2023, the Company incurred non-recurring costs related to a provision in respect of fiscal refunds on prior receivables, which the Company is defending of $1.8 million, restructuring activities of $0.2 million and provision for inventory obsolescence and write-off of bad debts of $0.4 million, offset by $0.4 million release of remediation provision.

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

In FY 2021, the Board undertook a strategic restructuring of the business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior year.

9.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended June 30
	2023	2022	2021
Sales and Business Development	11	13	13
Central Services and Management	18	29	35
Production	64	212	164
Total	93	254	212

Their aggregate remuneration costs comprised:

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)	2021
Salaries, wages and incentives	5,465	15,372	14,550
Social security costs	430	730	795
Pension contributions	369	844	850
Short-term compensated absences	366	1,277	1,200
Total	6,630	18,223	17,395

Directors’ emoluments for the year ended June 30, 2023 were $347,179 (year ended June 30, 2022: $376,043; year ended June 30, 2021: $675,807) of which the highest paid director received $81,819 (year ended June 30, 2022: $91,029; year ended June 30, 2021: $92,119). Director emoluments include employer social security costs.

Key Management Personnel:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Salaries, wages and incentives	1,120	1,578	1,949
Social security costs	38	151	101
Pension contributions	60	114	64
Equity incentives	-	392	244
Short-term compensated absences	-	-	2
Total	1,218	2,235	2,361

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2023 was 10 (year ended June 30, 2022: 10; year ended June 30, 2021: 10).

10.	Finance income and expense

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Finance income
Foreign exchange gain	1,150	173	2,176
Interest income	6	-	-
Total finance income	1,156	173	2,176

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Finance expense
Related party loan interest payable	3,801	3,351	1,986
Convertible loan notes and preference shares interest payable	254	217	1,228
Waived dividends on convertible preference shares	-	-	(327)
Waived dividends on convertible loan notes	-	-	(668)
Debtor invoice finance interest payable	100	24	7
Lease liability interest payable	171	133	42
Bank interest payable	47	3	-
Foreign exchange losses	2,704	4,709	92
Other finance costs	289	167	90
Total finance expense	7,366	8,604	2,450

11.	Taxation

(a)	Tax (charge)/credit

	Year Ended June 30
	2023			2022			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Current tax
UK corporation tax	-	-	-	(52)	-	(52)	-	-	-
Foreign tax	(924)	-	(924)	818	-	818	(825)	(24)	(849)
Total current tax	(924)	-	(924)	766	-	766	(825)	(24)	(849)

Deferred tax
Current year
UK tax	-	-	-	(96)	-	(96)	(51)	-	(51)
Foreign tax	382	-	382	1,297	149	1,446	1,014	-	1,014
Total deferred tax	382	-	382	1,201	149	1,350	963	-	963

Total income tax	(541)	-	(541)	1,968	149	2,117	138	(24)	114

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Loss before income tax before continuing operations	(17,604)	(23,397)	(8,165)
Group weighted average corporation tax rate	29.1%	26.6%	22.2%
Tax at standard rate	5,118	6,224	1,813
Effects of:
Expenses that are not deductible for tax purposes			(833)
Adjustment to prior year tax provisions			137
Deferred tax assets not recognized on tax losses	(5,660)	(4,256)	(979)
Total income tax from continuing operation for the period recognized in the
Consolidated Statement of Comprehensive Income	(541)	1,968	138

(b)	Deferred tax

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Deferred tax assets	5,136	4,668	2,495
Deferred tax liabilities	(2,232)	(1,234)	(411)
Net deferred tax asset	2,904	3,434	2,084

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total

June 30, 2020	814	533	1,347
Credit to comprehensive income	776	109	885
Acquisitions	263	-	263
June 30, 2021	1,853	642	2,495
Credit/(charged) to comprehensive income	2,227	(54)	2,173
June 30, 2022	4,080	588	4,668
Credit to comprehensive income	196	272	468
June 30, 2023	4,276	860	5,136

The deferred tax liabilities are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2020	-	-	-
Charged to comprehensive income	-	78	78
Acquisition of subsidiary	-	(489)	(489)
June 30, 2021	-	(411)	(411)
Charged to comprehensive income	-	(823)	(823)
June 30, 2022	-	(1,234)	(1,234)
Charged to comprehensive income		(998)	(998)
June 30, 2023	-	(2,232)	(2,232)

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

From the date of acquisition to June 30, 2021, Tembo contributed $1.4 million of revenue and $2.8 million of loss before tax from continuing operations. If the acquisition had taken place at the beginning of the fiscal year 2021, Group revenue from continuing operations would have been $41.1 million and loss before tax from continuing operations would have been $8.3 million.

(b)	ISS Joint Venture

On June 30, 2021, the Company purchased the remaining 50% share of ISV from ISS for a consideration of $1, as part of the litigation settlement with the other 50% joint venture owners, plus the $5.4 million fair value of pre-acquisition equity interest held by the Company.

Fair value of net assets acquired included capitalized project expenses and were recorded at fair value.

The acquisition resulted in a bargain purchase of $7.8 million as a result of the litigation settlement and is recognized in the Statement of Comprehensive Income within gain/(loss) on Solar Development as set out in Note 5.

(US dollars in thousands)
Purchase consideration
Cash		-
Fair value of pre-acquisition equity interest		5,393
Total consideration		5,393

Less: Fair value of acquired net assets:
Cash	2
Deposits	991
Capitalized project development expenses (Note 14b)	12,248
		13,241
Gain on bargain purchase - included in gain/(loss) on SES development (Note 5)		7,848

No revenue or profit or loss has been recognized since the acquisition date.

The net cash flow resulting from the acquisition was $ nil.

13.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At June 30, 2020	476	1,363	1,232	195	2,283	5,549
Foreign exchange	41	145	26	18	196	426
Additions	125	230	395	6	182	938
Acquisition	-	4	114	-	88	206
Disposals	(80)	(174)	(156)	(97)	(58)	(565)
At June 30, 2021	562	1,568	1,611	122	2,691	6,554
Foreign exchange	(41)	(154)	(146)	(10)	(214)	(565)
Additions	28	184	343	209	2,470	3,234
Disposals	-	(150)	(48)	-	(53)	(251)
Reclass to assets held for sale	(231)	(1,015)	(320)	(74)	(1,295)	(2,935)
At June 30, 2022	318	433	1,440	247	3,599	6,037
Reclassifications/corrections	-	-	-	-	(707)	(707)
Foreign exchange	(10)	(23)	(32)	(9)	(43)	(117)
Additions	36	92	558	10	239	935
Disposals	(37)	(39)	(250)	-	(54)	(380)
At June 30, 2023	307	463	1,716	248	3,034	5,768

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Depreciation
At June 30, 2020	373	836	747	86	1,021	3,063
Foreign exchange	31	85	70	8	77	271
Charge for the year	66	206	167	8	642	1,089
Disposals	(71)	(157)	(112)	(46)	(58)	(444)
At June 30, 2021	399	970	872	56	1,682	3,979
Foreign exchange	(33)	(95)	(93)	(6)	(167)	(394)
Charge for the year (including discontinued operations)	69	186	179	22	752	1,208
Disposals	-	(131)	(9)	-	(53)	(193)
Reclass to assets held for sale	(197)	(719)	(232)	(43)	(1,115)	(2,306)
At June 30, 2022	238	211	717	29	1,099	2,294
Reclassifications/corrections	-	-	-	-	(685)	(685)
Foreign exchange	(5)	(10)	(18)	(1)	(29)	(63)
Charge for the year	48	90	179	22	411	750
Disposals	(26)	(28)	(171)	-	(45)	(270)
At June 30, 2023	255	263	707	50	751	2,026

The non-solar segment of Kenshaw Solar Pty Ltd was sold on July 1, 2022 and was reported in the prior period as a discontinued operation. Revenues relating to the discontinued operation in the year ended June 30, 2022 amounted to $15.2 million ( June 30, 2021: $15.2 million). The total expenses in the year ended June 30, 2022 amounted to $14.4 million ( June 30, 2021: $17.6 million).

14.	Intangible assets

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)	2021 (restated)
Goodwill	17,697	18,269	25,794
Other intangible assets	24,478	21,308	21,151
Total	42,175	39,577	46,945

a)	Goodwill

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
As at July 1	18,269	25,794	21,919
Reclassification to held for sale assets	-	(5,289)	-
Goodwill on acquisition of Tembo	-	-	1,698
Foreign exchange	(572)	(2,236)	2,177
Carrying value	17,697	18,269	25,794

b)

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	6,946	7,222	13,658
VivoPower Pty Ltd (allocated to the Solar Development segment)	9,091	9,451	10,319
Tembo (allocated to the Electric Vehicle segment)	1,660	1,595	1,817
Total	17,697	18,269	25,794

The Group conducts impairment tests on the carrying value of goodwill and intangibles annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated is determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

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

The CGU represented by Aevitas O Holdings Limited (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% ( June 30, 2022: 11%; June 30, 2021: 10%) and annual growth rate of 3% per annum.

The Sustainable Energy Solution ("SES") element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 12.1% ( June 30, 2022: 11.3%; June 30, 2021: 10.7%), a rapid growth phase of the business in years 1 through 5 in tandem with the growth of Tembo, with an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution and with additional training services provided to partners and end-users.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% and average annual growth rate of 31% per annum in years 2-5. Growth rates reflect commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units  with international distribution partners, including Acces, Bodiz, GHH, ETC, Ulti-Mech, Petrosea and Fourche Maline. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by Caret solar projects was assessed to have a value in excess of its carrying value and hence no adjustments to capitalized development costs were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 12.9%, $4 million free cash flow from project sales in years 1-4, $14.4 million development fees from power-to-x partnerships.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At June 30, 2020	4,382	2,399	4,099	-	-	156	11,036
Foreign exchange	411	225	385	-	-	13	1,034
Additions	46	-	-	-	513	-	559
Acquisitions	1,492	404	-	12,248	-	-	14,144
Disposals	(550)	-	-	-	-	-	(550)
Prior year restatement	-	-	-	(504)	-	-	(504)
At June 30, 2021 restated	5,781	3,028	4,484	11,744	513	169	25,719
Foreign exchange	(542)	(271)	(376)	-	(63)	(13)	(1,265)
Additions	-	-	-	878	3,355	19	4,252
Acquisitions	-	-	-	-	-	-	-
Disposals	-	(9)	-	-	-	-	(9)
Reclass to Assets held for sale	(2,687)	(1,385)	-	-	-	-	(4,072)
At June 30, 2022 restated	2,552	1,363	4,108	12,622	3,805	175	24,625
Foreign exchange	4	(25)	(157)	-	302	(1)	123
Additions	-	-	-	103	3,725	29	3,857
Acquisitions	-	-	-	-	-	-	-
Disposals	-	-	-	(47)	-	-	(47)
At June 30, 2023	2,556	1,338	3,951	12,678	7,832	203	28,558

Amortization	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2020	1,405	572	978	-	-	151	3,106
Foreign exchange	131	54	92	-	-	18	295
Amortization	622	229	298	-	18	-	1,167
At June 30, 2021	2,158	855	1,368	-	18	169	4,568
Foreign exchange	(208)	(79)	(115)	-	(2)	(13)	(417)
Amortization	405	181	274	-	-	-	860
Disposals	-	-	-	-	-	-	-
Reclass to Assets held for sale	(1,232)	(462)	-	-	-	-	(1,694)
At June 30, 2022	1,123	495	1,527	-	16	156	3,317
Foreign exchange	(1)	(8)	(61)	-	2	-	(68)
Amortization	385	137	266	-	43	-	831
Disposals	-	-	-	-	-	-	-
At June 30, 2023	1,507	624	1,732	-	61	156	4,080

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2021 restated	3,623	2,173	3,116	11,744	495	-	21,151
At June 30, 2022 restated	1,429	868	2,581	12,622	3,789	19	21,308
At June 30, 2023	1,049	714	2,219	12,678	7,771	47	24,478

Customer relationships, trade names and favorable supply contracts have an average remaining period of amortization of 7 years, 10 years and 10 years respectively. Solar projects and electric vehicle product development costs are incomplete and not generating revenue and therefore are not amortized in FY2023.

Additions for the year comprise $3.7 million electric vehicle product development costs in Tembo and $0.4 million of solar project development costs in Caret. $2.1 million net book value of customer relationship and trade name intangible assets of Aevitas Solar ex-solar business sold to ARA in July 2022, was reclassified out of intangible assets into assets held for sale as at June 30, 2022. The prior year restatement in the year 30 June 2021 relates to the reclassification of deposits originally reported within intangible assets.

15.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at  June 30, 2023 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE,
VivoPower (USA) Development, LLC	100%	USA 19808
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	100%
Caret Decimal, LLC	100%
VivoPower Pty Ltd	100%
Aevitas O Holdings Pty Ltd	100%
Aevitas Group Limited	100%
Aevitas Holdings Pty Ltd	100%	153 Walker St, North Sydney NSW, Australia 2060
Electrical Engineering Group Pty Limited	100%
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	100%
Kenshaw Electrical Pty Limited	100%
Tembo EV Australia Pty Ltd	100%
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street,
VivoPower RE Solutions Inc.	64%	E-Square Zone, Crescent Park West, Bonifacio Global City,
V.V.P. Holdings Inc. *	40%	Taguig, Metro Manila
Tembo e-LV B.V.	100%
Tembo 4x4 e-LV B.V.	100%	Marinus van Meelweg 20, 5657 EN, Eindhoven, NL
FD 4x4 Centre B.V.	100%
VivoPower International IMEA DMCC	100%	Unit 4522, DMCC Business Centre, Level No 1, Gemplex 3, Dubai, UAE

* V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

16.	Investments accounted for using the equity method

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, ISS, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Caret, LLC (the “ISS Joint Venture”).

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

On June 30, 2021, the Company acquired the remaining 50% of Caret from ISS, for a consideration of $1. Accordingly, the book value of $8.1 million of the investments accounted for using the equity method have been derecognized upon acquisition, and the fair value of 100% of the consolidated capitalized project development costs recorded as an intangible asset upon acquisition, as detailed in Note 12b.

Reconciliation of the ISS Joint Venture investment is as follows:

Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Capital commitment	-	-	-
Commission credit	-	-	-
Discontinued projects	-	-	-
Acquisition costs	-	-	-
Total	-	-	-

Allocation of the net book value of the equity accounted investment in the ISS Joint Venture, between current assets held for sale, and non-current investments (as disclosed in Note 16), until acquisition and consolidation on June 30, 2021, was as follows:

Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Assets classified as held for sale	-	-	-
Investments accounted for using the equity method	-	-	-
Total	-	-	-

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

Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Current assets	-	-	-
Non-current assets	-	-	-
Total	-	-	-

Reconciliation to carrying amounts of the ISS Joint Venture:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Opening net assets	-	-	24,390
Commission credit	-	-	-
Commission credit on abandonments	-	-	-
Sundry income	-	-	-
Project swaps	-	-	-
Abandoned projects	-	-	(13,900)
Acquisition of controlling interest	-	-	(10,490)
Net assets	-	-	-
VivoPower share in %	N/A	N/A	50%
VivoPower share in $ (excluding funding obligation)	-	-	-
Commission credit	-	-	-
Acquisition costs	-	-	-
Net Assets	-	-	-

17.	Cash and cash equivalents

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Cash at bank and in hand	553	1,285	8,604

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
A+	(12)	171	5,423
A	-	-	-
A-	2	2	2
AA-	563	1,112	3,179
Total	553	1,285	8,604

18.	Restricted cash

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Bank guarantee security deposit	608	1,195	1,140

At June 30, 2023, there is a total of $0.6 million ( June 30, 2022, $1.2 million ; June 30, 2021$1.1 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

19.	Trade and other receivables

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)	2021 (restated)
Current receivables
Trade receivables	1,649	3,866	4,959
Contract assets	893	694	2,723
Prepayments	277	787	2,837
Other receivables	4,027	3,055	1,580
Deposits	-	504	504
Current tax receivable	175	182	182
Total	7,021	9,088	12,785

The prior year restatements in the years ending 30 June 2021 and 2022 relate to $0.5 million of deposits that were originally reported within intangible assets and have been reclassified to current assets and $0.4 million of inventory that was originally reported within other receivables.

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Trade and other receivables	1,649	3,866	4,959
Less: credit note provision	-	-	-
Total	1,649	3,866	4,959

The maximum exposure to credit risk for trade receivables by geographic region was:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
United States	-	-	-
United Kingdom	-	-	-
Australia	1,451	2,684	4,349
Netherlands	198	1,181	610
Total	1,649	3,866	4,959

The aging of the trade receivables, net of provisions is:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
0-90 days	1,410	3,306	4,918
Greater than 90 days	239	560	41
Total	1,649	3,866	4,959

20.	Inventory

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)	2021 (restated)
Raw materials	2,115	1,887	1,968
Total	2,115	1,887	1,968

The prior year restatements in the years ending 30 June 2021 and 2022 relate to $0.4 million of inventory that was originally reported within other receivables.

21.	Assets classified as held for sale

		Year Ended June 30
(US dollars in thousands)	% Owned	2023	2022	2021
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited) - ex solar	100%	-	8,214	-
Total		-	8,214	-

The ex-solar operations of Kenshaw Solar Pty Ltd were sold to ARA on July 1, 2022. As disclosed in note 22, the assets and liabilities of the disposed operation met the definition of discontinued operation under IFRS 5 at June 30, 2022. Accordingly, assets and liabilities of the discontinued operation were reclassified to assets and liabilities held for sale as at June 30, 2022. As detailed in note 22, assets held for sale of $8.2 million as at June 30, 2022 comprised goodwill $5.3 million, intangible assets $2.1 million, property, plant and equipment $0.6 million and trade and other receivables $0.2 million. Following sale completion, the assets held for sale were disposed of, as detailed in note 22.

22.	Discontinued operation

On July 1, 2022, the ex-solar operations of Kenshaw Solar Pty Ltd were sold to ARA. As the intention to sell and process to locate a buyer for the business was initiated prior to June 30, 2022, but the sale only became definitive on July 1, 2022, the results of the non-solar segment business of Aevitas Solar and adjustments to anticipated net realisable value of disposal assets and liabilities held for sale, were reported in discontinued operations in the year ended June 30, 2022. The associated assets and liabilities of the discontinued operation were presented as held for sale within current assets (see Note 21) and current liabilities as at June 30, 2022. Loss on disposal, including finalisation of sale price, including working capital adjustments on completion, and finalisation of the deferred consideration, are recorded in discontinued operations in the year ended June 30, 2023.

Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

Financial performance and cash flow information

The financial performance and cash flow information presented are for the years ended June 30, 2023, 2022 and 2021:

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Revenues	-	15,168	16,436
Other income	-	324	552
Loss on disposal of business	(4,207)	-	-
Expenses	-	(16,266)	(16,895)
(Loss)/profit before income tax	(4,207)	(774)	92
Income tax expense	-	149	(23)
(Loss)/gain from discontinued operations	(4,207)	(625)	69

Net cash (outflow)/inflow from operating activities	(4,207)	(625)	69
Net cash inflow/(outflow) from investing activities	-	-	-
Net cash inflow/(outflow) from financing activities	-	-	-
Net (decrease)/increase in cash generated by subsidiary	(4,207)	(625)	69

Assets and liabilities of disposal group as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operations as at June 30, 2022 and subsequently disposed of in the year ended June 30, 2023:

	Year Ended June 30
(US dollars in thousands)	2023	2022
Assets classified as held for sale
Trade and other receivables	-	239
Property, plant and equipment	-	629
Goodwill	-	5,289
Intangible assets	-	2,056
Total assets of disposal group classified as held for sale	-	8,214

Liabilities directly associated with assets classified as held for sale
Trade and other payables	-	91
Provisions - current	-	1,126
Lease liabilities - current	-	157
Provisions - non-current	-	74
Lease liabilities - non-current	-	49
Total liabilities of disposal group classified as held for sale	-	1,497

	USD 000	AUD 000
Consideration received or receivable
Cash	2,874	4,336
Fair value of contingent consideration	624	941
Less costs to sell	(362)	(525)
Total disposal consideration	3,136	4,752
Estimated carrying amount of net assets sold	6,989	10,143
Loss on sale	(3,854)	(5,391)

Disposal consideration comprised cash purchase price including completion working capital adjustments of $2.9 million (A$4.3 million). Initial estimate of fair value of deferred contingent consideration of $4.5 million, as recorded in July 2022, payable 12 months after completion, applied a contracted 4.5x multiple to year 1 forecast EBITDA of AUD$2.7 million, discounted at 10% to net present value, less purchase price paid. The final deferred consideration of $0.6 million (A$ 0.9 million) was received in August 2023. Costs to sell comprised advisory fees of $0.4 million (A$0.5 million). Net book value of net assets sold was $7.0 million (A$10.1 million), resulting in a loss on disposal of $3.9 million (A$5.4 million).

Reconciliation of adjusted loss on sale	USD 000	AUD 000
Gain on sale - as estimated at June 30, 2022	34	50
Cash consideration adjustment	378	529
Fair value of contingent consideration adjustment	(3,965)	(5,548)
Cost to sell adjustment	(18)	(25)
Carrying amount of net assets sold adjustment	(283)	(397)
Loss on sale	(3,854)	(5,391)

23.	Trade and other payables

	Year Ended June 30
(US dollars in thousands)	2023	2022 (restated)	2021
Current trade and other payables
Trade payables	7,725	5,692	4,324
Shares to be issued	2,500	-	-
Accruals	1,321	4,322	648
Related party payable	-	477	-
Payroll liabilities	2,077	2,210	1,413
Sales tax payable	116	949	624
Deferred income	318	974	1,129
Other creditors	540	833	778
Total current trade and other payables	14,597	15,457	8,917

Non-current other payables
Non-current accrued interest	6,129	-	-
Non-current accrued loan and other fees	314	-	-
Total non-current other payables	6,443	-	-

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

Of the $1.0 million deferred income balance at June 30, 2022, $0.9 million was recognized as revenue in the year ended June 30, 2023. $0.9 million of the $1.1 million deferred income balance at June 30, 2021 was recognized as revenue in the year ended  June 30, 2022. It is expected that the total $0.3 million deferred income balance will be included in revenue in the year ending  June 30, 2024.

Non-current accrued interest relates to interest on AWN related party loans, where pursuant to amendments to loan terms agreed on June 30, 2023, obligations to pay accrued interest on all loans except bridging loans issued after December 31, 2022 are deferred until April 30, 2025.

The restatement in the year ended 30 June 2022 relates to $0.4m of expenses reclassified from the year ended 30 June 2023 that had not been accrued for in the year ended 30 June 2022.

24.	Provisions

	As at June 30
(US dollars in thousands)	2023	2022	2021
Current provisions
Employee entitlements	502	635	1,802
Fiscal	1,174
Litigation	-	-	485
Warranty	102	116	209
Remediation	-	353	306
Total current provisions	1,778	1,104	2,802

Non-current provisions
Employee entitlements	76	57	165
Total non-current provisions	76	57	165

Total provisions	1,854	1,161	2,967

Employee entitlements include long term leave and vacation provisions. $1.13 million provisions and $0.07 million long-term provisions relating to discontinued ex-solar J.A. Martin operations were reclassified to liabilities held for sale in current liabilities, as at June 30, 2022.

The fiscal provision comprises a provision in respect of fiscal refunds on prior receivables, which the Company is defending.

The remediation provision comprised additional work required on electric vehicles, comprising a combination of remediation, testing or conversion of drivetrains to 72kwH. No further remediation work is anticipated that is separately identifiable from ongoing capitalized development activities, accordingly the provision has been released in FY2023.

Of the $0.5 million provision for disputed legal success fees recorded at June 30, 2021 in relation to litigation of the Company’s former Chief Executive Officer, Mr. Comberg, for alleged breach of contract, $0.4 million was utilized in the year ended June 30, 2022, whilst $0.1 million remained unused and was reversed in the year ended June 30, 2022.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated.

(US dollars in thousands)	Employee Entitlements	Remediation	Fiscal	Litigation	Warranty	Total
At June 30, 2021	1,967	306	-	485	210	2,967
Foreign exchange	(165)	(37)	-	-	(18)	(221)
Charged/(credited) to profit or loss:		-
Additional provisions	1,312	84	-		103	1,500
Reverse unused provisions	(35)	-	-	(100)	(142)	(277)
Disposals and transfers to AHFS	(1,200)					(1,200)
Unwinding of discount	6	-	-	-	-	6
Provisions utilized	(1,192)	-	-	(385)	(37)	(1,614)
At June 30, 2022	692	353	-	-	116	1,161
Foreign exchange	(27)	8	-	-	(4)	(23)
Charged/(credited) to profit or loss:	-	-	1,174	-	-	1,174
Reverse unused provisions	(1)	(361)	-	-	(10)	(372)
Provisions utilized	(86)	-	-	-	-	(86)
At June 30, 2023	578	-	1,174	-	102	1,854

25.	Loans and borrowings

	As at June 30
(US dollars in thousands)	2023	2022	2021
Current liabilities
Debtor invoice financing	1,329	32	36
Lease liabilities	462	505	669
Shareholder loans	497	4,285	-
Chattel mortgage	89	142	88
Financing agreement	-	-	59
Bank loan	7	145	152
Total	2,384	5,109	1,004

Non-current liabilities
Lease liabilities	1,843	1,959	326
Shareholder loan	28,111	21,121	21,175
Chattel mortgage	50	264	244
Financing agreement	-	108	183
Bank loan	-	-	159
Total	30,004	23,452	22,087

Total	32,388	28,561	23,091

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches ong June 30, 2022 and December 31, 2022. Security granted to AWN comprised of the Specific Security Deed and the General Security.

On June 30, 2022 further amendments to the loan were agreed with AWN:

(i) to defer repayment of principal to commence on October 1, 2023, with repayments over 60 months to September 30, 2028,

(ii) to defer interest payments from October 1, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2023.

(iii) to increase the interest rate and line fee to 10.00% and 2.00% per annum respectively during the period from October 1, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum prepayment of $1,000,000 is made.

(iv) the initial refinancing fee of $0.34 million is to be amended to accrue incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) October 1, 2023.

(v) a new fixed facility extension fee of $0.355 million is payable in return for this amendment, to accrue immediately but becoming payable on October 1, 2023.

On January 11, 2023, further amendments to the loan were agreed with AWN:

(i) to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

(ii) to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

(iii) to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum Prepayment of $1,000,000 is made.

(iv) to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

(v) to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

(vi) In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i) to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii) upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a) proceeds $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

c) proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii) for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a) equity or debt raise;

b) trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and

c) loan repayment from Tembo to VivoPower..

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.67 per share.

In December 2021, a short term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (A$40,000) and $43,500 (A$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas, with interest rate of 10.00% per annum payable on the principal sum upon maturity. The loan is set to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% facility establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short term loans of A$0.5 million and A$0.25 million were established between AWN and Aevitas, drawn down between February and May 2023. The loans have interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total A$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total A$22,500 are payable on expiry. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

Following the sale of ex-solar J.A. Martin operations on July 1, 2022, the J.A. Martin debtor finance facility was cancelled, but a new facility with a limit of A$2.5 million and variable interest rate (initial rate 7.75%) was opened by Kenshaw, as well as a trade finance facility of $0.5 million. The debtor finance facility was partially drawn down at June 30, 2023, with an outstanding balance of $1.3 million (A$2.0 million), due to timing of operating activities (nil: June 30, 2022).

Lease liabilities have decreased by $0.2 million in the year to $2.3 million, following $0.2 million capitalization of a new right-of-use asset in June 2023 in Kenshaw Electrical Pty Ltd, on entry into a new lease of an additional workshop facility in Newcastle, New South Wales, offset by $0.3 million lease payments in the year. Depreciation expense on right-of-use assets and interest expense on associated lease liabilities for the year ended  June 30, 2023 amounting to $0.4 million and $0.2 million respectively, are recognized in the Consolidated Statement of Comprehensive Income. Total lease payments for the year ended  June 30, 2023 amounted to $0.5 million ( June 30, 2022: $0.4 million)

The obligations under lease liabilities are as follows:

	Minimum Lease Payments			Present Value of Minimum Lease Payments
	As at June 30			As at June 30
(US dollars in thousands)	2023	2022	2021	2023	2022	2021
Amounts payable under lease liabilities:
Less than one year	576	546	683	462	444	669
Later than one year but not more than five	2,223	2,545	379	1,843	2,020	326
	2,799	3,091	1,062	2,305	2,464	995
Future finance charges	(494)	(627)	(67)	-	-	-
Total lease obligations	2,305	2,464	995	2,305	2,464	995

26.	Called up share capital

	As at June 30
	2023	2022	2021
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$307,815	$255,819	$222,074
Number allotted	25,651,140	21,318,118	18,506,064
Ordinary shares of $0.012 each	$307,815	$255,819	$222,074

At the Company’s last Annual General Meeting on November 10, 2022, the Directors were given a new authority to allot shares up to an aggregate nominal amount of $180,000.00.

Movements in Ordinary Shares:

	Shares No.	Par value USD 000	Share premium USD 000	Total USD 000
At June 30, 2021	18,506,064	222	76,229	76,451
Conversion of Aevitas equity instruments 3	2,005,190	24	20,442	20,466
Capital raises 1	82,644	1	243	244
Other share issuance 4	42,000	1	217	218
Employee share scheme issues 2	682,220	8	2,287	2,295
At June 30, 2022	21,318,118	256	99,418	99,674
Capital raises [1]	4,230,770	51	5,449	5,500
Employee share scheme issues 2	102,252	1	151	152
At June 30, 2023	25,651,140	308	105,018	105,326

1 On  July 29, 2022, the Company entered into a Securities Purchase Agreement to issue and sell, in a registered direct offering directly to an investor, (i) an aggregate of 2,300,000 Ordinary Shares (the “Shares”), nominal value $0.012 per share, at an offering price of $1.30 per share and (ii) an aggregate of 1,930,770 pre-funded warrants exercisable for Ordinary Shares at an offering price of $1.2999 per pre-funded warrant, for gross proceeds of approximately $5.5 million before deducting the placement agent fee and related offering expenses. The pre-funded warrants were sold to the Investor whose purchase of Ordinary Shares in the Registered Offering would otherwise result in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding Ordinary Shares immediately following the consummation of the Registered Offering, in lieu of Ordinary Shares. Each pre-funded warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The pre-funded warrants were exercised on November 22, 2022.

In a concurrent private placement, the Company agreed to issue to the investor, Series A Warrants exercisable for an aggregate of 4,230,770 Ordinary Shares at an exercise price of $1.30 per share. Each Series A Warrant will be exercisable on  February 2, 2023 and will expire on  February 2, 2028. The Series A Warrants and the Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

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

2 During the year ended June 30, 2023, 102,252 shares (year ended June 30, 2022: 682,220; year ended June 30, 2021: 792,126) were issued to employees and directors of the Company and consultants to the Company under the Omnibus Incentive Plan.

3 On  June 30, 2021, holders of convertible preference shares and convertible loan notes in Aevitas Group Limited ("Aevitas Group"), exercised their right to convert the debt instruments into Ordinary Shares in VivoPower International PLC. A total of 2,005,190 restricted Ordinary Shares were issued at a contracted price of $10.20 on  July 21, 2021. Of the 2,005,190 Ordinary Shares issued, 1,959,339 were issued to entities owned by AWN, the Company’s largest individual shareholder.

4 During the year ended June 30, 2022, 21,000 restricted shares were issued to Corporate Profile LLC and 21,000 restricted shares were issued to FON Consulting Ltd in exchange for investor relations services.

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

27.	Other reserves

(US dollars in thousands)	Equity instruments [1]	Preference shares [1]	Shares pending issue [2]	Capital raising costs [3]	Equity incentive costs [4]	Share awards issuance [4]	Foreign exchange	Total
At June 30, 2021	-	3,270	20,466	(8,828)	1,422	(971)	(45)	15,314
Issuance of shares	-	-	(20,466)	-	-	-	-	(20,466)
Share issuance costs	-	-	-	-	-	(1,879)	-	(1,879)
Capital raising costs	-	-	-	(122)		-	-	(122)
Equity incentives cost less shares issued	-	-	-	-	1,452	-	-	1,452
Other movements	-	-	-	-	-	-	(283)	(283)
At June 30, 2022	-	3,270	-	(8,950)	2,874	(2,850)	(328)	(5,984)
Interest on equity instruments	-	198	-	-	-	-	-	198
Equity instruments payments	-	(149)	-	-	-		-	(149)
Capital raising costs	-	-	-	(446)	-	-	-	(446)
Equity incentives cost less shares issued	-	-	-	-	147	(154)	-	(7)
Other movements	-		-	-	-	-	(104)	(104)
At June 30, 2023	-	3,319	-	(9,396)	3,021	(3,004)	(432)	(6,492)

1 Equity instruments held at June 30, 2020 were convertible preference shares and convertible loan notes in Aevitas Group which must convert to shares of VivoPower at $10.20 per share no later than June 30, 2021. The Company classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

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

Dividends or interest were payable quarterly in arrears at a rate of 7% on the capitalized value to December 29, 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control of Aevitas Group or VivoPower, a listing event, or a disposal of substantially all of the assets of Aevitas Group had occurred, the convertible preference shares and convertible loan notes in Aevitas Group convert to VivoPower Ordinary Shares at a price of $10.20 per share

On August 7, 2020, the Company offered one new Aevitas Preference Share, with an issue price of $10, in exchange for each combined convertible note and convertible preference share, with an issue price of $7 and $3 respectively. Dividends are payable quarterly, in arrears, at a rate of 7%. Of the 2,473,367 holders of combined convertible note and convertible preference shares, 426,528 holders accepted the terms of the new Aevitas Preference Shares and received 426,528 Aevitas Preference Shares (A$4,265,280) on August 31, 2020, in exchange for the combined convertible notes and convertible preference shares previously held. The new Aevitas Preference Shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to Aevitas Group Limited Ordinary Shares for the payment of dividends.

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

On June 30, 2021, the remaining 2,005,190 holders of convertible preference shares and convertible loan notes in Aevitas Group, exercised their right to convert the instruments into Ordinary Shares in VivoPower International PLC. The cumulative balance of face value and accrued unpaid interest and dividends outstanding of the convertible preference shares and convertible loan notes at June 30, 2021 of $20.5 million, was redeemed on that date, and VivoPower International PLC recognized the requirement to issue 2,005,190 restricted Ordinary Shares, based on a contracted conversion price of $10.20 per share.

2 During the year ended June 30, 2021, $20.5 million was recognized in equity for the 2,005,190 restricted Ordinary Shares pending issuance at a contracted conversion price of $10.20 per share. The 2,005,190 restricted Ordinary Shares were issued on July 21, 2021.

3 The $0.4 million of transaction costs incurred in the year ended June 30, 2023 (year ended June 30, 2022: $0.1 million; year ended June 30, 2021: $2.8 million) relate primarily to capital raises on Nasdaq.

4 During the year ended June 30, 2023, $0.1 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2022: $1.9 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, $0.1 million of shares were delivered to participants (year ended June 30, 2022: $1.9 million).

During the years ended June 30, 2022 and June 30, 2023, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2021	460	$1,186
Granted	706	1,838
Vested	(755)	(1,877)
Forfeit	(132)	(676)
Outstanding at June 30, 2022	279	$471
Granted	912	303
Vested	(356)	(123)
Forfeit	(178)	(320)
Outstanding at June 30, 2023	657	$331

28.	Earnings / (Loss) per share

The earnings / (loss) and weighted average numbers of Ordinary Shares used in the calculation of earnings / (loss) per share are as follows:

	As at June 30
(US dollars in thousands)	2023	2022 (restated)	2021
Loss for the year / period attributable to equity owners	(24,355)	(22,054)	(7,571)
Weighted average number of shares in issue (‘000s)	24,672	20,722	16,306
Basic earnings/(loss) per share (dollars)	(0.99)	(1.06)	(0.49)
Diluted earnings/(loss) per share (dollars)	(0.99)	(1.06)	(0.49)

29.	Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributed 10.5% during the year, and for FY2024, the Company will contribute 11%. A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2022: 7%; year ended June 30, 2021: 7%). A pension scheme is also in place for Netherlands employees where the Company contributes 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.4 million (year ended June 30, 2022: $0.9 million; year ended June 30, 2021: $0.8 million).

30.	Financial instruments

	As at June 30
(US dollars in thousands)	2023	2022	2021
Financial assets at amortized cost
Trade and other receivables	6,506	6,921	6,539
Cash and cash equivalents	553	1,285	8,604
Restricted cash	608	1,195	1,140
Total	7,667	9,401	16,283

Financial liabilities at amortized cost
Loans and borrowings	32,388	28,561	23,091
Trade and other payables	16,029	11,324	5,750
Total	48,417	39,885	28,841

The amounts disclosed in the above table for trade and other receivables and trade and other payables do not agree to the amount reported in the Company’s Consolidated Statement of Financial Position as they exclude prepaid expenses, payroll liabilities and sales tax payable, current tax receivables and contract assets and liabilities which do not meet the definition of financial assets or liabilities.

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The Group is exposed through its operations to the following financial risks:

●	Liquidity risk
●	Credit risk
●	Foreign currency risk
●	Interest rate risk

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with tight control of all financial matters.

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that liquidity risk is effectively managed and mitigated. The Group held unrestricted cash resources of $0.6 million at  June 30, 2023 ( June 30, 2022: $1.3m; June 30, 2021: $8.6m). The ratio of current assets to current liabilities at June 30, 2023 is 0.54 ( June 30, 2022: 0.93; June 30, 2021: 1.82).

Following sale of ex-solar J.A. Martin operations on July 1, 2022, the A$2.1 million J.A. Martin debtor finance facility (drawn down at June 30, 2022: nil; June 30, 2021: nil) was cancelled and a new facility with a limit of A$2.5 million and variable interest rate that is currently 7.75% was established by Kenshaw, as well as a trade finance facility of $0.5 million.

The Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2023		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	16,029	16,029	-	-	-
Borrowings	30,083	1,922	12,323	8,447	7,391
Lease liabilities	2,305	462	1,375	415	53
Total	48,417	18,413	13,698	8,862	7,444

Year Ended June 30, 2022		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	10,973	10,973	-	-	-
Borrowings	26,097	4,604	11,283	10,211	-
Lease liabilities	2,464	506	846	1,112.00	-
Total	39,534	16,083	12,129	11,323	-

Year Ended June 30, 2021		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	5,751	5,751	-	-	-
Borrowings	22,096	411	11,424	10,261	-
Lease liabilities	995	669	326	-	-
Total	28,842	6,831	11,750	10,261	-

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long-standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales, but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2023:

●	Cash and cash equivalents $0.54 million denominated in AUD, $0.02 million in EUR and ($0.03) million in GBP.
●	Restricted cash $0.6 million denominated in AUD.
●	Trade and other receivables $3.4 million denominated in AUD, $1.0 million in EUR and $2.6 million in GBP.
●	Trade and other payables $5.0 million denominated in AUD, $2.0 million in EUR and $2.7 million in GBP.
●	Borrowings $2.9 million denominated in AUD and $0.9 million in EUR.
●	Provisions $0.7 million denominated in AUD and $1.2 million in GBP.

Of the total shareholder loan of $28.6 million, $27.1 million is denominated in USD and $1.5 million is denominated in AUD.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

31.	Related party transactions

AWN is not the ultimate controlling party of VivoPower but retains a significant influence. As at June 30, 2023, AWN held a 39.5% equity interest in the Company.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive Officer of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On January 11, 2023, amendments to the related party loan were agreed with AWN:

(i) to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

(ii) to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

(iii) to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum Prepayment of $1,000,000 is made.

(iv) to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

(v) to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

(vi) In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i) to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii) upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN Holdings in accordance with the following schedule:

a) proceeds $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

c) proceeds $12.5 million and above - pay $4.125 million plus 25% of amounts raised.

(iii) for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a) equity or debt raise;

b) trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and

c) loan repayment from Tembo to VivoPower.

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.67 per share.

In December 2021, a short-term loan of $1.1 million (A$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended to the earlier of October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least S$25 million was dropped on June 30, 2023. Facility extension fees of A$29,000 (A$40,000) and $43,500 (A$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short-term $3.0 million loan was provided from AWN to Aevitas, with an interest rate of 10.00% per annum payable on the principal sum upon maturity. The loan is set to expire on April 1, 2025 (initially set as May 13, 2022, then extended to the earlier of October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least S$25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short-term $3.0 million loan was provided from AWN to Aevitas, with an interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% facility establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least S$25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short term loans of A$0.5 million and A$0.25 million were established between AWN and Aevitas, drawn down between February and May 2023. The loans have an interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total A$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total A$22,500 are payable on expiry. On June 30, 2023, the expiry or the loans was amended to August 31, 2023.

Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $25,000 remaining accrued and payable as at June 30, 2023. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 6,314 RSUs ($4,736) vested in the current year. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended  June 30, 2023, $1,138,346 was recharged to the Company (year ended June 30, 2022: $343,806,year ended June 30, 2021: $1,028,096). At June 30, 2023, the Company has a payable to AWN in respect of recharges of $1,392,303 ( June 30, 2022: $313,688, June 30, 2021: $4,345).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned A$3,302 ($2,188) dividends on the Aevitas Preference Shares during the year ended June 30, 2023.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($81,819) were charged to the Company by Arowana Partners Group Pty Ltd (“APG”) in the current year. A further $130,863 costs incurred by APG on behalf of the Company were recharged to the Company in the year. At June 30, 2023, the Company had an account payable of $157,036 in respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2023.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. Of the base salary, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exerciseable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 31,456 RSUs ($23,592) vested in the current year. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330), based on Mr. Chin's base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, APG provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

32.	Subsequent events

An extraordinary general meeting of shareholders was held on July 6, 2023, which included a consideration and approval, in accordance with section 618 of the Companies Act 2006, that the Company (acting by its Board) be and is hereby authorised to consolidate, or consolidate and divide, all or such number of its existing Ordinary Shares of $0.012 each into such reduced number of Ordinary Shares of such increased nominal value as the Company’s Board may at any time prior to 23 October 2023 determine is appropriate in order to ensure that the Company remains compliant with the applicable rules of Nasdaq concerning the minimum trading price of the Company’s shares. The Ordinary Shares existing after any exercise of this power by the Company shall have the same rights and be subject to the same restrictions (save as to nominal value) as the existing Ordinary Shares of $0.012 each in the capital of the Company as set out in the Company’s articles of association for the time being. This resolution was approved by The Company’s shareholders by no less than 96% of votes cast.

Tembo signed a landmark joint venture agreement with Francisco Motors, the pioneering manufacturer of jeepneys in the Philippines. Under the agreement, Tembo will develop and supply EUV electrification kits for a new generation of electric jeepneys. One of the country’s cultural icons, jeepneys are the most common utility vehicle in the Philippines and the main mode of public transportation, accounting for just over 40% of public transportation in the country. There are more than 200,000 jeepneys on the road in the Philippines, of which more than 90% are at least 15 years old and running on second-hand diesel engines. Under the Public Utility Vehicle Modernization Program, the Philippine Government requires that all jeepneys and other public utility vehicles with at least 15 years of service be replaced with Euro 4-compliant or electric-powered vehicles. This creates a US$10bn+ addressable market for the replacement of the old jeepneys. Francisco Motors and Tembo have already secured their first orders and have commenced work to deliver on those orders. The agreement will also give Tembo access to low-cost assembly in the Philippines.

33.	Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them, are included in Note 9 to the consolidated financial statements.

34.	Ultimate controlling party

As at June 30, 2023, AWN held a 39.5% equity interest in the Company. Since June 30, 2021, the Company no longer has an ultimate controlling party.

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

Key management personnel, which are those roles that have a Group management aspect to them, are included in Note 9 to the consolidated financial statements.

35.	Prior year adjustments

For the year ended 30 June, 2022, $0.5 million of expenses were erroneously not booked until 2023 that related to services provided in the year end 30 June 2022 for which no accruals had been created. These expenses included $0.4 million professional services but also included $0.1 million equity incentives. The impact was a reduction in the profit and loss of $0.5 million, a $0.4 million increase current liabilities and $0.1 million increase in equity accounts.

For the year ended 30 June 2021, $0.5 million of deposits had been incorrectly classified as intangible assets for which these deposits were refunded in the year ended 30 June 2023. The reclassification resulted in current assets increasing by $0.5 million and an opposite reduction in long term assets with no impact on profit and loss or gross assets.

For the years ended 30 June, 2022 and 30 June, 2021, it was noted that $0.4 million of inventory had incorrectly been classified within other receivables. This has now been corrected with an increase in inventory in both years of $0.4 million and a reduction in other receivables.