Form 20-F/A
period 2023-06-30
VivoPower International PLC
filed 2023-10-06
CIK 1681348

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

For the transition period from ___________________________ to ___________________________

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

VivoPower International PLC (the “Company” or “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended June 30, 2023, which was filed with the Securities and Exchange Commission on October 2, 2023 (the “Original Filing”), solely to refile Exhibit 15.1 to correct a clerical error. Except for the matters described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Filing.

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

4.9*	Refinancing of Loan Arrangements, dated June 30, 2023, between AWN Holdings Limited and Aevitas O Holdings Pty Ltd
4.10*	Advance Subscription Agreement, dated June 23, 2023, between TAG Intl DMCC and Tembo E-LV
4.11
Form of Subscription Agreement, dated June 9, 2023, between VivoPower International Plc and ASEAN Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No 001-37974), filed with the SEC on June 13, 2023

4.12	Form of Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on June 13, 2023).
8*	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017).
11.2*	Insider Trading Policy
12.1+	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2+	Certification of Group Finance Director Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2+	Certification of Group Finance Director Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1+	Consent of Independent Registered Public Accounting Firm
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed with the Original Filing.

+ Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: October 6, 2023