Form 20-F/A
period 2023-06-30
VivoPower International PLC
filed 2024-02-21
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other
	by the International Accounting Standards Board ☒	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

VivoPower International PLC (the “Company” or “our”) is filing this Amendment No. 2 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended June 30, 2023, which was initially filed with the Securities and Exchange Commission on October 2, 2023 and amended by Amendment No. 1 on Form 20-F/A on October 6, 2023 (as so amended, the “Original Filing”), in response to comments received from the U.S. Securities and Exchange Commission (the “SEC”). We are filing this Amendment to revise Items 5, 17, 18 and 19 of the Original Filing.

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

A. Operating Results

Overview

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Revenue from contracts with customers	15,060	-	15,060	22,448	15,168	37,616	23,975	16,436	40,411
Cost of sales	(13,472)	-	(13,472)	(20,308)	(13,842)	(34,150)	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	(3,850)	-	(3,850)	(1,881)	-	(1,881)	-	-	-
Gross profit	(2,262)	-	(2,262)	259	1,326	1,585	4,361	1,966	6,327
General and administrative expenses	(7,620)	-	(7,620)	(13,811)	(1,485)	(15,296)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	30	(4,207)	(4,177)	(13)	-	(13)	769	-	769
Other income	119	-	119	662	324	986	960	552	1,512
Depreciation of property and equipment	(750)	-	(750)	(770)	(445)	(1,215)	(638)	(451)	(1,089)
Amortization of intangible assets	(831)		(831)	(850)	(322)	(1,172)	(815)	(352)	(1,167)
Operating (loss)/profit	(11,314)	(4,207)	(15,521)	(14,523)	(602)	(15,125)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(2,084)	-	(2,084)	(443)	-	(443)	(2,877)	(3)	(2,880)
Finance income	1,156	-	1,156	173	2	175	2,176	3	2,179
Finance expense	(7,366)	-	(7,366)	(8,604)	(174)	(8,778)	(2,450)	(140)	(2,590)
Loss before income tax	(19,608)	(4,207)	(23,815)	(23,397)	(774)	(24,171)	(8,165)	93	(8,072)
Income tax	(540)	-	(540)	1,968	149	2,117	138	(24)	114
Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)

Adjusted EBITDA(1)	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

(1) Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Financial Information” below for additional information about this measure and a reconciliation of this measure to the most directly comparable financial measure calculated in accordance with IFRS.

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

Gross profit (including discontinued operations) decreased by $3.8 million to a loss of $2.3 million, although on a continuing basis excluding J.A. Martin ex-Solar operations, gross profit decreased by $2.5 million to a loss of $2.3 million. In percentage terms, gross margin from continuing operations fell from 1% to (14%), largely driven by one-off extreme weather events impact on Aevitas Solar projects in FY2023, having a more significant impact than COVID-19 lockdowns and impact on supply chain in the prior year. Gross loss in FY2023 includes $3.9 million specific costs of non-recurring extreme weather events on Edenvale project for Aevitas Solar. In the prior year, $1.9 million of non-recurring costs on the Blue Grass project were also incurred in Aevitas Solar, due to state border closures during the project execution phase. Excluding these non-recurring costs, gross margin for continuing operations increased from 9.2% in the prior year, to 10.5% in FY2023, reflecting increased focus on high margin service revenues in Kenshaw. Electric Vehicles contributed nil gross profit (prior year: nil) while Solar Development contributed nil (prior year: nil).

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

Net finance costs from continuing operations of $6.2 million for the year ended June 30, 2023 include $3.8 million interest on related party loans, $1.6 million net foreign exchange losses and $0.8 million combined from dividends from Aevitas Preference Shares, interest on leases and interest on other debt.

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

Non-IFRS Financial Information

Adjusted EBITDA is a non-IFRS financial measure that we calculate as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration. Adjusted EBITDA is disclosed here and elsewhere in this Annual Report to provide investors with additional information regarding our results of operations. We have presented Adjusted EBITDA for continuing operations, discontinued operations and the total Group for comparative purposes (see Note 22 to the financial statements for additional information on the results for discontinued operations).

We have included Adjusted EBITDA in this Annual Report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and net finance expenses as these items are not components of our core business operations. We believe it is useful to exclude material non-recurring items, which is not indicative of our performance in the future. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for profit/loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

• Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

• Although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;

• While losses are resulted from material non-recurring events, there is no assurance that such or similar losses will not recur in the future; and

• Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit/loss, profit/loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated above:

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)
Income tax expense/(credit)	540	-	540	(1,968)	(149)	(2,117)	(138)	24	(114)
Net finance expense	6,210	-	6,210	8,431	172	8,603	274	137	411
Depreciation and amortization	1,581	-	1,581	1,620	767	2,387	1,453	803	2,256
Share-based compensation expense	148	-	148	1,900	-	1,900	1,078	-	1,078
Restructuring and other non-recurring costs	5,934	-	5,934	2,324	-	2,324	2,877	3	2,880
Adjusted EBITDA	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

Year Ended June 30, 2023, Compared to Years Ended June 30, 2022 and June 30, 2021

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	13,596	-	1,464	-	-	15,060	-	15,060
Costs of sales - other	(11,900)	-	(1,572)	-	-	(13,472)	-	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(2,154)	-	(108)	-	-	(2,262)	-	(2,262)
General and administrative expenses	(1,390)	(297)	(1,005)	(367)	(4,561)	(7,620)	-	(7,620)
Other gains/(losses)	-	-	-	30	-	30	(4,207)	(4,177)
Other income	50	69	-	-	-	119	-	119
Depreciation and amortization	(895)	-	(673)	(3)	(10)	(1,581)	-	(1,581)
Operating loss	(4,389)	(228)	(1,786)	(340)	(4,571)	(11,314)	(4,207)	(15,521)
Restructuring and other non-recurring costs	(1)	-	(214)	-	(1,869)	(2,084)	-	(2,084)
Finance expense - net	(6,841)	(34)	936	(50)	(221)	(6,210)	-	(6,210)
Profit/(loss) before income tax	(11,231)	(262)	(1,064)	(390)	(6,661)	(19,608)	(4,207)	(23,815)
Income tax	(619)	-	(40)	119	-	(540)	-	(540)
Loss for the year	(11,850)	(262)	(1,104)	(271)	(6,661)	(20,148)	(4,207)	(24,355)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (restated)	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,901)	(1,660)	(7,602)	(13,811)	(1,485)	(15,296)
Gain/(loss) on solar development	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating loss	(1,695)	(219)	(3,358)	(1,640)	(7,611)	(14,523)	(602)	(15,125)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,761)	(1,617)	(7,680)	(23,397)	(774)	(24,171)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(4,186)	(1,425)	(7,828)	(21,429)	(625)	(22,054)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	(2,799)	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

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

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2023 (year ended June 30, 2022: one). This customer represented approximately $2.6 million of the Company’s total revenues and is reported within the Critical Power Services segment for the year ended June 30, 2023.

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

The Company’s gross (loss)/ profit from continuing operations is equal to revenue less cost of sales and totaled a loss of $(2.3) million for the year ended June 30, 2023, a profit of $0.3 million for the year ended June 30, 2022, and a profit of $4.4 million for the year ended June 30, 2021. Excluding one-off extreme COVID-19 disruption costs of $3.9 million on Edenvale project in FY2023 and $1.9 million on the Blue Grass project in the prior year, gross profits decreased from $2.2 million in the prior year to $1.7 million in FY2023. In percentage terms, gross margins decreased from 1.2% in the prior year, to (15.9%) in FY2023, but excluding one-off extreme weather and COVID-19 disruption costs, increased from 9.5% in the prior year to 11.2% in FY2023.

The gross (loss) / profit from electrical products and related services (the Critical Power Services business) was a loss of $(2.2) million for the year ended June 30, 2023, compared to a profit of $0.3 million in the prior year. Excluding one-off extreme COVID-19 disruption costs of $3.9 million on Edenvale project in FY2023 and $1.9 million on Blue Grass project in the prior year, gross profits decreased from $2.2 million to $1.7 million in FY2023. In percentage terms, gross margins decreased from 1.2% in the prior year, to (15.9%) in FY2023, but excluding one-off extreme weather and COVID-19 disruption costs, increased from 10.3% to 12.5% in FY2023.

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

Gain/(loss) on Solar Development

Gain on Solar Development projects from continuing operations was nil for the year ended June 30, 2023. This compares to a nil gain in the year ended June 30, 2022, comprising a $0.1 million write-off of costs incurred on uneconomic projects in Caret, offset by $0.1 million gain on sale of tangible assets in Critical Power Systems. In the year ended June 30, 2021 a gain of $0.8 million arose comprising a $0.9 million bargain purchase gain on acquisition of the remaining 50% interest in Caret offset by a $0.2 million loss on solar development projects in VivoPower Pty Ltd in Australia.

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

The CGU represented by Aevitas O Holdings Limited (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% (June 30, 2022: 11%; June 30, 2021: 10%) and annual growth rate of 3% per annum.

The solar element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.3% (June 30, 2022: 11.3%; June 30, 2021: 10.7%), an average annual growth rate in years 2-5 of 60% during the rapid growth phase of the business, with an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% and average annual growth rate of 33% per annum in years 2-5. Growth rates reflect commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units with international distribution partners, including Acces, Bodiz, GHH, ETC, Ulti-Mech, Petrosea and Fourche Maline. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

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

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.90 per share.

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

Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.3 million at June 30, 2023 (June 30, 2022: $4.1 million; June 30, 2021: $1.9 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

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

4.4	Strategic Direct Investment in Tembo dated June 28, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on June 28, 2023).
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

4.9*	Refinancing of Loan Arrangements, dated June 30, 2023, between AWN Holdings Limited and Aevitas O Holdings Pty Ltd.
4.10*	Advance Subscription Agreement, dated June 23, 2023, between TAG Intl DMCC and Tembo E-LV.
4.11

Form of Subscription Agreement, dated June 9, 2023, between VivoPower International PLC and ASEAN Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No 001-37974), filed with the SEC on June 13, 2023).

4.12	Form of Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on June 13, 2023).
8*	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017).
11.2*	Insider Trading Policy.
12.1+	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2+	Certification of Group Finance Director Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2+	Certification of Group Finance Director Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1+	Consent of Independent Registered Public Accounting Firm.
97.1*	Clawback Policy.
101.INS+	Inline XBRL Instance Document
101.SCH+	Inline XBRL Taxonomy Extension Schema
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB+	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase
104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed with the Original Filing.

+ Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: February 16, 2024

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
Revenue recognition

Revenue for the year ended June 30, 2023 amounted to $15.1 million and details of the related critical judgements and estimates are disclosed in note 3.1.

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

Our work in this area included:

●Updating our understanding of the internal control environment in operation for the significant revenue streams, and checking by walkthrough tests our understanding of the internal control environment for the significant income streams;

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

See notes to consolidated financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2023

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Non- controlling interest	Total

At June 30, 2020	163	40,215	(3,307)	21,408	(40,773)	184	17,890
Loss for the year	-	-	-	-	(7,571)	(387)	(7,958)
Other comprehensive income/(expense)	-	-	1,842	(241)	-	-	1,601
	163	40,215	(1,465)	21,167	(48,344)	(203)	11,533
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	(3,141)	-	-	(3,141)
Capital raises	49	34,317	-	(2,804)	-	-	31,562
Other share issuances	1	736	-	(15)	-	-	722
Employee share awards	9	961	-	107	-	-	1,077
Non-controlling interest	-	-	-	-	(1,538)	203	(1,335)
	59	36,014	-	(5,853)	(1,538)	203	28,885

At June 30, 2021	222	76,229	(1,465)	15,314	(49,882)	-	40,418
Loss for the year	-	-	-	-	(21,569)	-	(21,569)
Prior year adjustments	-	-	-	-	(485)	-	(485)
Restated loss for the year	-	-	-	-	(22,054)	-	(22,054)
Other comprehensive income/(expense)	-	-	1,326	(283)	-	-	1,043
	222	76,229	(139)	15,031	(71,936)	-	19,407
Transactions with owners in their capacity as owners
Capital raises	1	243	-	(122)	-	-	122
Other share issuances	1	217	-	(144)	-	-	74
Employee share awards	8	2,287	-	(283)	-	-	2,012
Conversion of Aevitas equity instruments	24	20,442	-	(20,466)	-	-	-
	34	23,189	-	(21,015)	-	-	2,208

At June 30, 2022	256	99,418	(139)	(5,984)	(71,936)	-	21,615
Loss for the year	-	-	-	-	(24,355)	-	(24,355)
Other comprehensive income/(expense)	-	-	1,342	(106)	-	-	1,236
	256	99,418	1,203	(6,090)	(96,291)	-	(1,504)
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	49	-	-	49
Capital raises	51	5,449	-	(446)	-	-	5,054
Employee share awards	1	151	-	(5)	-	-	147
Non-controlling interest	-	-	-	-	-	-	-
	52	5,600	-	(402)	-	-	3,746

At June 30, 2023	308	105,018	1,203	(6,492)	(96,291)	-	3,746

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

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2023 (year ended June 30, 2022: one; year ended June 30, 2021: none). This customer represented approximately $2.6 million of the Company’s total revenues and is reported within the Critical Power Services segment for the year ended June 20, 2023.

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	13,596	-	1,464	-	-	15,060	-	15,060
Costs of sales - other	(11,900)	-	(1,572)	-	-	(13,472)	-	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(2,154)	-	(108)	-	-	(2,262)	-	(2,262)
General and administrative expenses	(1,390)	(297)	(1,005)	(367)	(4,561)	(7,620)	-	(7,620)
Other gains/(losses)	-	-	-	30	-	30	(4,207)	(4,177)
Other income	50	69	-	-	-	119	-	119
Depreciation and amortization	(895)	-	(673)	(3)	(10)	(1,581)	-	(1,581)
Operating loss	(4,389)	(228)	(1,786)	(340)	(4,571)	(11,314)	(4,207)	(15,521)
Restructuring and other non-recurring costs	(1)	-	(214)	-	(1,869)	(2,084)	-	(2,084)
Finance expense - net	(6,841)	(34)	936	(50)	(221)	(6,210)	-	(6,210)
Profit/(loss) before income tax	(11,231)	(262)	(1,064)	(390)	(6,661)	(19,608)	(4,207)	(23,815)
Income tax	(619)	-	(40)	119	-	(540)	-	(540)
Loss for the year	(11,850)	(262)	(1,104)	(271)	(6,661)	(20,148)	(4,207)	(24,355)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022 (restated)	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	20,958	-	1,490	-	-	22,448	15,168	37,616
Costs of sales - other	(18,804)	-	(1,504)	-	-	(20,308)	(13,842)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	273	-	(14)	-	-	259	1,326	1,585
General and administrative expenses	(1,568)	(80)	(2,901)	(1,660)	(7,602)	(13,811)	(1,485)	(15,296)
Gain/(loss) on solar development	103	(139)	-	23	-	(13)	-	(13)
Other income	662	-	-	-	-	662	324	986
Depreciation and amortization	(1,165)	-	(443)	(3)	(9)	(1,620)	(767)	(2,387)
Operating loss	(1,695)	(219)	(3,358)	(1,640)	(7,611)	(14,523)	(602)	(15,125)
Restructuring and other non-recurring costs	45	-	(429)	-	(59)	(443)	-	(443)
Finance expense - net	(7,470)	-	(974)	23	(10)	(8,431)	(172)	(8,603)
Profit/(loss) before income tax	(9,120)	(219)	(4,761)	(1,617)	(7,680)	(23,397)	(774)	(24,171)
Income tax	1,349	-	575	192	(148)	1,968	149	2,117
Loss for the year	(7,771)	(219)	(4,186)	(1,425)	(7,828)	(21,429)	(625)	(22,054)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	22,396	185	1,394	-	-	23,975	16,436	40,411
Costs of sales - other	(18,322)	-	(1,292)	-	-	(19,614)	(14,470)	(34,084)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	4,074	185	102	-	-	4,361	1,966	6,327
General and administrative expenses	(1,522)	(1,309)	(1,923)	-	(4,897)	(9,651)	(1,482)	(11,133)
Other gains/(losses)	36	733	-	-	-	769	-	769
Other income	960	-	-	-	-	960	552	1,512
Depreciation and amortization	(1,099)	(4)	(346)	-	(4)	(1,453)	(803)	(2,256)
Operating profit/(loss)	2,449	(395)	(2,167)	-	(4,901)	(5,014)	233	(4,781)
Restructuring and other non-recurring costs	(24)	-	(631)	-	(2,222)	(2,877)	(3)	(2,880)
Finance expense - net	1,824	(24)	(1)	-	(2,073)	(274)	(137)	(411)
Profit/(loss) before income tax	4,249	(419)	(2,799)	-	(9,196)	(8,165)	93	(8,072)
Income tax	(691)	96	733	-	-	138	(24)	114
Loss for the year	3,558	(323)	(2,066)	-	(9,196)	(8,027)	69	(7,958)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	18,034	12,726	17,493	10,343	2,819	61,416
Liabilities	(15,539)	-	(7,564)	(645)	(33,921)	(57,670)
Net assets/(liabilities)	2,495	12,726	9,929	9,698	(31,102)	3,746

As at June 30, 2022	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	30,878	22,505	14,202	1,170	903	69,657
Liabilities	(13,452)	(377)	(4,528)	(485)	(29,200)	(48,042)
Net assets/(liabilities)	17,426	22,128	9,673	685	(28,297)	21,615

As at June 30, 2021	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	35,604	24,693	9,027	-	7,188	76,512
Liabilities	(9,442)	(767)	(2,093)	-	(23,792)	(36,094)
Net assets/(liabilities)	26,162	23,926	6,934	-	(16,604)	40,418

5.	Other gains/(losses)

	Year Ended June 30
(US dollars in thousands)	2023	2022	2021
Australia solar projects	30	23	(165)
ISS Joint Venture - 50% share of discontinued projects	-	-	(6,950)
Gain on acquisition of remaining 50% ISV from ISS	-	-	7,848
Other gains/(losses)	-	(36)	36
Total gain/(loss) on Solar Development	30	(13)	769

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

Purchase consideration
(Amounts in thousands)	EUR	USD
Cash consideration for 51% acquisition	4,000	4,916

The fair value of the identifiable assets and liabilities recognized, as a result of the acquisition, are as follows:

(Amounts in thousands)	EUR	USD
Cash and cash equivalents	4,021	4,942
Trade and other receivables	100	123
Inventory	594	730
Property, plant and equipment (Note 13)	167	206
Deferred tax asset (Note 11)	214	263
Trade and other payables	(541)	(665)
Related party payable	(1,024)	(1,259)
Other non-current liabilities	(181)	(222)
Deferred income	(578)	(711)
Deferred tax liability (Note 11)	(398)	(489)
Remediation provision	(282)	(336)
Fair value of identifiable net assets acquired	2,092	2,582
Non -controlling interests (49%)	(1,025)	(1,260)
Net assets acquired	1,067	1,322
Cash consideration for 51% acquisition	4,000	4,916
Surplus on acquisition:	2,933	3,594

Allocated of surplus:
Goodwill (Note 14a)	1,340	1,698
Other intangible assets (Note 14b)	1,593	1,896
	2,933	3,594

	EUR	USD
Acquisition of Non-controlling interest:
Cash paid	1,800	2,173
Ordinary Shares issued	197	237
Total consideration for non-controlling interest	1,997	2,410

Non-controlling interest acquired:
At acquisition	(1,025)	(1,259)
Loss attributable to non-controlling interest	319	387
At date of acquisition of non-controlling interest	(706)	(873)

Surplus on acquisition of non-controlling interests	1,291	1,538

Purchase consideration - cash outflow
(Amounts in thousands)	EUR	USD
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration - 51%	4,000	4,916
Cash consideration - 49%	1,800	2,173
Less: Balances acquired
Cash	4,021	4,942
Net outflow of cash - investing activities	1,779	2,147

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

The CGU represented by Aevitas (being Critical Power Services) was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% ( June 30, 2022: 11%; June 30, 2021: 10%) and annual growth rate of 3% per annum.

The solar element of the CGU represented by VivoPower Pty Ltd goodwill was assessed to have a value in excess of its carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 11.3% ( June 30, 2022: 11.3%, June 30, 2021: 10.7%), an average annual growth rate in years 2-5 of 60% during the rapid growth phase of the business, with the assumption that an average of 50% of electric light vehicles sold by the Company in fleet sizes over 50 vehicles will be sold with an additional sustainable energy solution.

The CGU represented by Tembo e-LV and subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 12% ( June 30, 2022: 11%) and average annual growth rate of 33% per annum in years 2-5 ( June 30, 2022: 280% per annum in years 1-5). Growth rates reflect commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units with major international distribution partners, including Acces, Bodiz and GHH. No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

The CGU represented by Caret solar projects was assessed to have a value in excess of its carrying value and hence no adjustments to capitalized development costs were considered necessary. Key assumptions used in the assessment of impairment were weighted average cost of capital of 12.9% ( June 30, 2022: 11.2%), $4 million free cash flow from project sales in years 1-4 ( June 30, 2022: $2.3 million), $14.4 million development fees from power-to-x partnerships.

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

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated.

(US dollars in thousands)	Employee Entitlements	Remediation	Taxes	Litigation	Warranty	Total
At June 30, 2021	1,967	306	-	485	210	2,967
Foreign exchange	(165)	(37)	-	-	(18)	(221)
Charged/(credited) to profit or loss:		-
Additional provisions	1,312	84	-		103	1,500
Reverse unused provisions	(35)	-	-	(100)	(142)	(277)
Disposals and transfers to AHFS	(1,200)					(1,200)
Unwinding of discount	6	-	-	-	-	6
Provisions utilized	(1,192)	-	-	(385)	(37)	(1,614)
At June 30, 2022	692	353	-	-	116	1,161
Foreign exchange	(27)	8	-	-	(4)	(23)
Charged/(credited) to profit or loss:	-	-	1,174	-	-	1,174
Reverse unused provisions	(1)	(361)	-	-	(10)	(372)
Provisions utilized	(86)	-	-	-	-	(86)
At June 30, 2023	578	-	1,174	-	102	1,854

25.	Loans and borrowings

	As at June 30
(US dollars in thousands)	2023	2022	2021
Current liabilities
Debtor invoice financing	1,329	32	36
Lease liabilities	462	505	669
Shareholder loans	497	4,285	-
Chattel mortgage	89	142	88
Financing agreement	-	-	59
Bank loan	7	145	152
Total	2,384	5,109	1,004

Non-current liabilities
Lease liabilities	1,843	1,959	326
Shareholder loan	28,111	21,121	21,175
Chattel mortgage	50	264	244
Financing agreement	-	108	183
Bank loan	-	-	159
Total	30,004	23,452	22,087

Total	32,388	28,561	23,091

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

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with w warrants, with a duration of 12 months, at an exercise price of $0.90 per share.

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

4 During the year ended June 30, 2023, $0.1 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2022:$1.9 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, $0.1 million of shares were delivered to participants (year ended June 30, 2022:$1.9 million). During the years ended June 30, 2022 and June 30, 2023, the following awards under the Incentive Plan have been granted, and have vested or forfeit:

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

(iv) as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.90 per share.

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

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended  June 30, 2023, $1,138,346 was recharged to the Company (year ended June 30, 2022: $343,806,year ended June 30, 2021:$1,028,096). At June 30, 2023, the Company has a payable to AWN in respect of recharges of $1,392,303 ( June 30, 2022:$313,688, June 30, 2021: $4,345).

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