Form 20-F/A
period 2023-06-30
VivoPower International PLC
filed 2024-03-20
CIK 1681348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 3)

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

VivoPower International PLC (the “Company” or “our”) is filing this Amendment No. 3 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended June 30, 2023, which was initially filed with the Securities and Exchange Commission on October 2, 2023 and amended by Amendment No. 1 on Form 20-F/A on October 6, 2023 and Amendment No. 2 on Form 20-F/A on February 21, 2024 (as so amended, the “Original Filing”), in response to comments received from the U.S. Securities and Exchange Commission (the “SEC”).

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

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

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated above:

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)
Income tax expense/(credit)	540	-	540	(1,968)	(149)	(2,117)	(138)	24	(114)
Net finance expense	6,210	-	6,210	8,431	172	8,603	274	137	411
Depreciation and amortization	1,581	-	1,581	1,620	767	2,387	1,453	803	2,256
Share-based compensation expense	148	-	148	1,900	-	1,900	1,078	-	1,078
Cost of sales - non-recurring events(1)	3,850	-	3,850	1,881	-	1,881	-	-	-
Restructuring and other non-recurring costs(2)	2,084	-	2,084	443	-	443	2,877	3	2,880
Adjusted EBITDA	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

(1)  2023 amounts include $3.9 million in non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline.

2022 amounts include $1.9 million relating to non-recurring costs incurred during the execution phase of Aevitas Solar’s Blue Grass project, due to Australian state border closures during the COVID-19 pandemic which resulted in the leadership and project management teams not being able to travel to and manage the project for three months. During those three months the Company was not able to find a suitable, local project management team which led to the project not being managed to the Company’s satisfaction. As a result, the Company had to incur significant additional costs for labour and materials to correct the existing work and recover the delays in completion of the project once the borders were reopened.

(2)  2023 amounts include $2.1 million of non-recurring, non-operational costs, consisting of a $1.8 million one-time provision for UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and $0.2 million of restructuring activities.

2022 amounts include $0.4 million of non-recurring, non-operational costs relating to one-time remediation work required within the electric vehicles business segment comprising remediation, testing or conversion of drivetrains to 72kwH following the discontinuation of this platform following acquisition.

2021 amounts include $2.2 million related to legal costs and settlement monies paid pertaining to the Comberg Claims and $0.6 million of costs incurred from the acquisition of Tembo e-LV in November 2020.

For further information on these non-recurring, non-operational costs, please refer to the section entitled “Restructuring and Other Non-Recurring Costs” below.

Year Ended June 30, 2023, Compared to YearsEnded June 30, 2022and June 30, 2021

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

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales. Cost of sales for electrical products and related services for the year ended June 30, 2023 included $3.9 million of non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline. The prior year included $1.9 million of non-recurring costs during the execution phase of the Aevitas Solar’s Blue Grass project, due to Australian state border closures during the COVID-19 pandemic which resulted in the leadership and project management teams not being able to travel to and manage the project for three months. During those three months, the Company was not able to find a suitable local project management team which led to the project not being managed to the Company’s satisfaction. As a result, the Company had to incur significant additional costs for labour and materials to correct the existing work and recover the delays in completion of the project once the borders were reopened. Neither of the foregoing events are expected to repeat due to their unprecedented nature and so the Company has categorized such related costs as non-recurring. Other cost of sales related to electrical products and related services was $11.9 million for the year ended June 30, 2023, as compared to $18.8 million for the year ended June 30, 2022 and $18.3 million for the year ended June 30, 2021. The decrease in cost of sales was primarily driven by the impact of reduction in solar projects in Aevitas Solar, and generator installations in Kenshaw.

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

(US dollars in thousands)	Year Ended June 30
	2023	2022	2021
Corporate restructuring - legal and other fees	$200	$189	$179
Corporate restructuring - litigation provision	-	(128)	2,042
Fiscal refunds provision	1,768	-	-
Impairment and write-off	422	-	-
Relocation	-	-	27
Remediation costs	(361)	382	-
Acquisition related costs	55		631
Total restructuring costs	$2,084	$443	$2,880

For the year ended June 30, 2023, the Company incurred non-recurring costs primarily related to a one-time provision in respect of UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and hence are not reflective of the 2023 Operational results, nor will they repeat once settled and have therefore been categorised as non-recurring. In addition, this also includes restructuring activities of $0.2 million and provision for inventory obsolescence and write-off of bad debts of $0.4 million, offset by a $0.4 million release of remediation provision. For the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and one-off remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims. For the year ended June 30, 2021, the Company incurred non-recurring costs for legal fees as well as a litigation provision relating to legal costs and settlement monies pertaining to the Comberg Claims of $0.2 million and $2.0 million respectively (see "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”).

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

4.12	Form of Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on June 13, 2023).
8*	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017).
11.2*	Insider Trading Policy.
12.1+	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2+	Certification of Group Finance Director Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2+	Certification of Group Finance Director Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
97.1*	Clawback Policy.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed with the Original Filing.

+ Filed or furnished, as applicable, herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: March 20, 2024