Form 20-F
period 2024-06-30
VivoPower International PLC
filed 2024-12-19
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended June 30, 2024

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

(Address of principal executive offices)

Kevin Chin, Chief Executive Officer

Tel: +44-203-667-5158

The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value $0.12 per share	VVPR	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report.

Ordinary Shares, nominal value $0.12 per share	4,439,733

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

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

References to any specific fiscal year refer to the year ended June 30 for 2024 and future periods. For example, we refer to the fiscal year ended June 30, 2024, as “FY24”.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding our revenue, expenses and other results of operations;
●	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures or in the electric vehicle sector;
●	our ability to attract and retain customers;
●	the growth rates of the markets in which we compete;
●	our liquidity and working capital requirements;
●	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
●	our anticipated strategies for growth;
●	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
●	anticipated trends and challenges in our business and in the markets in which we operate;
●	our expectations regarding the demand for electric vehicle conversion kits;
●	our expectations regarding changes in the cost of materials for electric vehicle conversion kits;
●	our expectations regarding the demand for solar power by energy users or investors in projects;
●	our expectations regarding changes in the cost of developing and constructing solar projects;
●	our ability to compete in our industry and innovation by our competitors;
●	our ability to develop competitive electric vehicle products and build scalable assembly processes;
●	the extent to which events with a global impact on supply chains, such as pandemics or wars, affect our business, financial condition and results of operations;
●	our expectations regarding our ongoing legal proceedings;
●	our ability to adequately protect our intellectual property; and
●	our plans to pursue strategic acquisitions.

We caution that the Preceding list may not contain all the forward-looking statements made in this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth elsewhere in this Annual Report has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the year ended June 30, 2024, for the year ended June 30, 2023, and for the year ended June 30, 2022, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements. The financial statements have been audited by PKF Littlejohn LLP, our independent registered public accounting firm. You should read the information in conjunction with those audited consolidated financial statements, the notes thereto, and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

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

In order to facilitate the growth of our Sustainable Energy Solutions (“SES”) strategy, we will need to make significant investments of both an operational expenditure and a capital expenditure nature.

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

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and to increase production capacity by expanding our current manufacturing facilities and adding future facilities. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may focus on short-term financial results. Accordingly, the trading price of our stock could decline substantially, either suddenly or over time.

We require additional financing to execute our strategy to operate and grow our business and additional requisite funding may not be available to us when we need or want it.

Our operations and our future plans for expansion are capital intensive requiring significant investment in operational expenditures and capital expenditures to realize the growth potential of our electric vehicle, sustainable energy solutions and solar development businesses. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result, we require a combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. As of June 30, 2024, we had a net current liability position of $39.8 million. To address this, the Company is pursuing a combination of strategic measures, including raising sufficient capital over the next 12 months, further reducing its cash burn rate, negotiating payment plans with key creditors and lenders, and generating sufficient revenues and cash flows from its expanded range of products and solutions. However, we may not be able to obtain the additional or requisite funding on favorable terms when required, or at all, or negotiate favorable payment plans with key creditors and lenders or execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition, and our results of operations.

If we continue to experience losses and we are not able to raise additional financing to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss of $46.7 million, $24.4 million and $22.1 million for the years ended June 30, 2024, 2023 and 2022, respectively. If we are unable to generate sufficient revenue from the operation of our businesses, grow our electric vehicle sales, and generate sales of SES projects, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. As of June 30, 2024, we had a net current liability position of $39.8 million which indicates that our short-term obligations exceed our available resources, potentially constraining our ability to fund operations and meet financial obligations unless we raise additional capital or secure alternative sources of funding.

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable to raise additional financing on sufficiently attractive terms or renegotiate with our creditors and lenders on favorable terms, or generate cash through sales of EV conversion Kits, EV Pickup trucks and electric Jeepneys solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations or meet our financial obligations and may not be able to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended June 30, 2024 includes an explanatory paragraph indicating that a material uncertainty exists which may cast material doubt on the group’s ability to continue as a going concern if it is unable to secure sufficient funding. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Any failure to protect our proprietary rights adequately could result in our competitors offering similar sustainable energy solutions more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., U.K., Europe, and Australia, as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed upon third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others’ intellectual property rights. Any claim we violated a third party’s intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management’s attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our renewable products, critical power services and electric vehicle (“EV”) conversion kits within planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired. If customers or potential customers have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business, results of operations and financial condition.

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

Additionally, any acquisition involves potential risks, including, among other things:

●	mistaken assumptions about assets, revenues and costs of the acquired company, including synergies and potential growth;

●	an inability to successfully integrate the assets or businesses we acquire;

●	complexity of coordinating geographically disparate organizations, systems and facilities;

●	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

●	mistaken assumptions about the acquired company’s suppliers or dealers or other vendors;

●	the diversion of management’s and employees’ attention from other business concerns;

●	unforeseen difficulties operating in new geographic areas and business lines;

●	customer or key employee losses at the acquired business; and

●	acquiring poor quality assets, systems and processes.

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

In connection with our products and services, we may provide various system warranties and/or performance guarantees. While we generally are able to pass through manufacturer warranties we receive from our suppliers to our customers, in some circumstances, our warranty period may exceed the manufacturer’s warranty period, or the manufacturer warranties may not otherwise fully compensate for losses associated with customer claims pursuant to a warranty or performance guarantee we provided. For example, most manufacturer warranties exclude many losses that may result from a system component’s failure or defect, such as the cost of de-installation, re-installation, shipping, lost electricity, lost renewable energy credits or other solar incentives, personal injury, property damage, and other losses. In addition, in the event we seek recourse through manufacturer warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers. These risks are exacerbated in the event such manufacturers cease operations or fail to honor their warranties.

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

Our group Sustainable Energy Solutions (SES) strategy, including electric vehicles and electrical services to the solar power industry market, may not be successful, could disrupt our existing operations and increase costs, decrease profitability and reduce cash flows across the group.

Our strategy is to focus on delivering end-to-end sustainable energy solutions to corporate customers (including electric vehicles and electrical services to the solar power industry market) to help them accelerate achievement of their net zero carbon goals.

There can be no assurance that the SES strategy will succeed, especially as it is a new business model. For example, there may not be enough customers who engage us to deliver full end-to-end SES solutions to drive the growth that our management is targeting. We may not be able to perfect solutions that meet the expectations of customers, and we may be surpassed by competitors with better technologies. We may not be able to scale up Tembo appropriately or sufficiently integrate it with our existing business operations.

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

Following the planned reverse merger of Tembo (deSPAC), Tembo will become a separately listed entity, providing it with direct access to capital markets to fund its growth and operational needs. This structure is expected to enhance its ability to scale independently while allowing VivoPower to focus on strategic oversight as a major shareholder. If the planned reverse merger of Tembo does not occur, VivoPower will need to explore alternative strategies, such as raising additional capital or restructuring operations, to support Tembo’s growth and meet its operational and financial objectives.

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

The fair market value of investments we have made in our U.S. solar projects may decline. The fair market values of the investments we have made or may make in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the renewable energy industry, wholesale electricity prices, expectations of future market electricity prices, land owners’ expectations on terms of their leases, availability of alternative opportunities to land owners, unforeseen development delays, unfavorable project development costs, prohibitive deposit requirements by power off-takers and utilities for interconnection, and long-term interest rates.

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

In the U.S., we have a portfolio of utility-scale solar projects under development. These projects are at varying stages of development and will take many months or even years to complete and sell. The successful development and sale of these projects is subject to a range of risks and uncertainties, including risks and uncertainties relating to economic and market conditions, political and regulatory conditions, and business and other factors beyond our control.

In addition, the attractiveness of these projects to potential purchasers is subject to numerous risks, including: (i) unfavorable changes in forecast construction costs; (ii) engineering or design problems; (iii) problems with obtaining permits, leases, licenses, approvals or property rights necessary or desirable to consummate the projects; (iv) interconnection or transmission related issues; (v) environmental issues; (vi) force majeure events; (vii) access to project financing (including debt, equity or tax credits) on insufficiently attractive terms; and (viii) inability to secure off-takers, including pursuant to power purchase agreements (“PPA”). Failure to secure off-takers on terms favorable to us, or at all, may render projects economically unviable. Even if we are able to secure off-takers, we may experience extended delays in entering into PPAs for some of our solar power projects. Any delay in entering into PPAs may adversely affect our ability to secure the cash flows generated by such projects and impact the economics of those projects. Furthermore, any PPAs may be subject to price adjustments over time. If the price under any of our solar project PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flows and results of operations could be materially adversely affected.

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

For the audited year period ended June 30, 2024, debt obligations amounted to $29.1 million, compared to June 30, 2023, where we had an aggregate of $32.4 million in debt obligations. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

Tembo is currently engaged in discussions to complete a business combination with Nasdaq-listed Cactus Acquisition Corp. 1 Limited (CCTS). This process involves significant risks and uncertainties that could adversely affect our business, financial condition, results of operations, and prospects. There is no guarantee that we will be able to consummate this transaction.

In April 2024, we signed a heads of agreement to merge Tembo with CCTS at a pre-money equity valuation of US$838m. In August 2024, Tembo executed a definitive Business Combination Agreement (“BCA”) with CCTS. Should this merger be consummated, it will result in Tembo becoming a separate listed company on the Nasdaq Global Market Exchange. Though the transaction is expected to close in the first quarter of calendar 2025, the business combination is subject to regulatory and shareholder approvals, compliance with applicable laws and jurisdictions, and prevailing economic and market conditions, and there is no assurance that the transaction will be completed within the timeframe or at all.

Delays in the completion, or the possibility of termination, of the business combination could adversely affect our financial condition, strategic goals, and Tembo’s ability to secure additional financing. Furthermore, factors such as, but not limited to, market sentiment, regulatory developments, and legal exposures related to the business combination can influence our share price, potentially leading to increased volatility and fluctuations prior to or upon the completion of the business combination, among other related risks. As a result, there can be no assurance that the expected benefits of the business combination will be realised, or that Tembo or the Company’s business operations or financial conditions will not be adversely affected.

Risks related to ownership of our Ordinary Shares

The trading price of our Ordinary Shares is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our Ordinary Shares has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our Ordinary Shares have experienced an intra-day trading high of $9.90 per share and a low of $1.02 per share during FY24.

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

There is no limit on the number of Ordinary Shares we may issue under our articles of association, however the directors’ authority to allot Ordinary Shares is limited to the extent authorized by the shareholders of the Company. On December 28, 2023, at the Company’s annual general meeting, the directors were generally and unconditionally authorised, in accordance with section 551 of the Companies Act 2006, to exercise all powers of the Company to allot shares and grant rights to subscribe for or convert any security into shares in the Company up to an aggregate nominal amount of US$3.6 million. This authority will expire on December 27, 2028, unless renewed, varied, or revoked, although the Company may make offers or agreements prior to expiration that would or might require the allotment of shares or granting of rights after the expiry. The directors may act on such offers or agreements as if the authority had not expired. To the extent we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. The Ordinary Shares underlying our securities may be eligible for public resale in the future, either pursuant to registration or an exemption from registration. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our Company.

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

We have not paid any cash dividends on our Ordinary Shares to date. The payment of cash dividends on our Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the applicable laws and regulations of England and Wales and will be within the discretion of our board of directors (the “Board”). It is the present intention of our Board to retain all earnings, if any, for use in our business operations and, accordingly, our Board does not anticipate declaring any dividends on our Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Ordinary Shares will result solely from the appreciation of such shares.

We cannot assure you that our Ordinary Shares will always trade in an active and liquid public market. In addition, at times trading in our Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our Ordinary Shares may have a negative effect on our ability to raise capital on attractive terms or at all and may have a material adverse effect on our operations.

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

At a certain point in FY23, the trading price of our Ordinary Shares on Nasdaq fell to a minimum of $0.23 per share, and also traded to a maximum of $1.50 per share. The Company was first notified by Nasdaq that it no longer met the minimum bid price of $1.00 per share requirement, based on the closing bid price of the Company’s Ordinary Shares for the last 30 consecutive business days, on October 28, 2022, and was given an initial 180-day period, until April 26, 2023, to regain compliance. On April 27, 2023, the Company received written notification from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was given until October 23, 2023, to meet the Minimum Bid Price Requirement that the bid price of the Company’s Ordinary Shares close at, or above, $1.00 per share for a minimum of ten consecutive business days. On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares to meet with the Minimum Bid Price Requirement. Ordinary Shares began trading on a post-split basis on October 6, 2023, and as of November 1, 2024, the Ordinary Shares were trading at $0.82 per share.

There can be no assurance that the Company will be able to maintain compliance with the Minimum Bid Price Requirement or that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq, such appeal would be successful.

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

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the Board, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Ordinary Shares at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable U.K. corporate and securities laws, which do not require shareholder approval for such dilutive events.

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

Our largest shareholder AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) owned approximately 20.1% of our outstanding Ordinary Shares as at June 30, 2024. Accordingly, AWN can exert substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of AWN could conflict with or differ from interests of other shareholders. For example, the concentration of ownership held by AWN could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

In addition, AWN is our largest creditor, having provided us with a shareholder loan on a secured basis, and also some short-term loans. The principal balance on the outstanding loans with AWN, the Company’s most significant shareholder, was $29.1 million as of June 30, 2024. AWN has the ability to exert rights that are customary for a secured first ranking loan if we are in breach of covenants or otherwise default on the loans. Any exertion of such rights may adversely affect the value of our share price.

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

With operations in the United States, the United Kingdom, Europe, the Philippines and Australia, we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciations, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Trade wars, imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries. In addition, the circulation of goods which are vital to our business success due to our international orientation can been adversely affected by pandemics such as COVID-19.

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

In connection with the preparation of our consolidated financial statements included in this report, we used certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the financial statements. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our stock price to decline.

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

Regulations and policies governing solar power project development, installation and energy generation may adversely affect demand for solutions, products and services including SES and Solar Development.

Our SES and Solar Development segments each have revenue generating elements that involve solar power project and systems development, installation and/or generation. Hence, each of these business segments are impacted by regulations and policies that affect solar power project development, installation and generation.

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

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Ordinary Shares. For more information related to classification as a PFIC, see Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.

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

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this report

Most of our directors and the experts are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgements obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. There may be doubt as to whether the courts of England and Wales would accept jurisdiction over and enforce certain civil liabilities under U.S. securities laws in original actions or enforce judgements of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere are likely to be unenforceable in England and Wales (an award for monetary damages under the U.S. securities laws may be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and appears to be intended to punish the defendant). The enforceability of any judgement in England and Wales will depend on a number of criteria, including public policy, as well as the laws and treaties in effect at the time. The United States and the U.K. do not currently have any treaties providing for recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters.

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

On May 31, 2022 the William Q. Richards Estate (the “Plaintiff” or the “Estate”) filed a complaint against VivoPower USA LLC, Caret, LLC (“Caret”), formerly Innovative Solar Ventures I, LLC (“ISV”), and related entities (the “VivoPower Defendants”) alleging the VivoPower Defendants improperly included land owned by the Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint sought to nullify and/or declare the tax abatement agreements void. The Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. On September 16, 2022, the VivoPower Defendants filed a motion to dismiss Plaintiff’s Amended Complaint, which the Court subsequently granted on January 23, 2023, stating that the Plaintiff had failed “to establish that the amount in controversy had been met.” On February 20, 2023, the Estate filed a second amended complaint to argue that the amount in controversy was met. Regina, widow of the late William Q. Richards, was added as a plaintiff in the second amended complaint. On March 6, 2023, the VivoPower Defendants filed a new motions to dismiss the Plaintiffs’ second amended complaint. On May 5, 2023, the Plaintiffs filed an instant opposition to the VivoPower Defendants’ motions to dismiss. On May 19, 2023, the VivoPower Defendants submitted a reply supporting their motion to dismiss requesting the dismissal of the Plaintiffs’ claim. The suit was settled with a payment of $50,000 in September 2024 to be followed by 12 equal monthly payments of $14,583.33 USD. A litigation provision of $0.2 million has been made in the accounts at the end of FY24.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

VivoPower was incorporated on February 1, 2016, under the laws of England and Wales, with company number 09978410, as a public company limited by shares. It listed on NASDAQ in December 2016.

VivoPower became a B Corporation in 2018. It recertified as a B Corporation in 2022 and was recognized in the Best For The World program as being in the top 5% amongst B Corporations for Governance.

On November 5, 2020, the Company completed the acquisition of 51% of Tembo e-LV B. V. and its subsidiaries: Tembo 4x4 B.V. and FD 4x4 Centre B.V. (“Tembo”) for a total consideration of €4.0 million. On February 2, 2021, the Company acquired the remaining 49% of Tembo e-LV for €1.8 million cash consideration and €0.2 million of Ordinary Shares. The primary business activity of Tembo is assembly of ruggedized electric vehicles and related products, suitable for use in off-road and ruggedized environments, including mining, infrastructure, utilities, government services, humanitarian, tourism and agriculture sectors. Tembo’s capabilities are a key element of VivoPower’s sustainable energy solutions strategy and offering.

On June 30, 2021, the Company acquired the remaining 50% interest in its joint venture, Caret, from the other joint venture partner, Innovative Solar Systems, LLC (“ISS”), for $1. The primary business activity of Caret is the development of utility scale solar farms in the U.S.

On July 1, 2022 the Company disposed of the business and assets of J.A. Martin except its solar division and the business and assets of Non-Destructive Testing Services in a sale to ARA Electrical Engineering Services Pty Limited (ARA).

On July 2, 2024, the Company disposed of Kenshaw Electrical, its critical power services business in Australia for a consideration of AU$1.2 million,

Corporate and Other Information

Our registered office is located at The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom. Our telephone number is +44-203-667-5158 and our internet address is https://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this report. Our agent for service of process in the U.S. is CSC Global / The Law Debenture Trust. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B. Business Overview

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the Philippines.

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned-subsidiary Aevitas. In turn, Aevitas wholly owned Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (previously J.A. Martin) (“Aevitas Solar”), both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. J.A. Martin and NDT Services were sold in July 2022 and Kenshaw Electrical was sold in July 2024. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”), (in combination “Tembo”) a specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises three active utility-scale solar projects under development in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

Electric Vehicles

Tembo e-LV B.V. (“Tembo”) is the electric vehicle business unit and brand of VivoPower. It has operating subsidiaries in the Netherlands, Australia, and Asia. Founded in the Netherlands in 1969, Tembo’s genesis was as a specialist off-road vehicle ruggedisation and modification company. This led to the design and development of electric battery conversion kits to replace internal combustion engines (“ICE”) in light utility vehicle fleets, particularly for the mining sector. VivoPower first acquired a shareholding in Tembo in October 2020 before securing full control in February 2021. Since then, the Tembo business has been transformed into a global business and brand with partners and customers globally.

Today, Tembo has three product lines being the Electric Utility Vehicle (“EUV”) conversion kits for mining and other off-road and ruggedised or customised on-road applications, the Public Utility Vehicle (“PUV”) electric powertrain conversion kits for the jeepneys in the Philippines and the recently established full Tembo OEM light utility pick up truck range called the Tembo Tuskers.

Tembo’s customers and partners are located across the globe and span a broad spectrum of sectors including mining, infrastructure, construction, government services, humanitarian aid, tourism and agriculture.

Tembo’s EUV conversion architecture is designed to allow a ‘plug and play’ approach that allows our global partner community to install and maintain thousands of kits, whether in left-hand drive or right-hand drive, 2 door or 4 door vehicles in the harshest of environments. Tembo’s “plug and play’ architecture allows us to replace components as technologies change therefore ensuring that the maximum benefit can be obtained from the customers investment.

In September 2023, Tembo signed a definitive joint venture agreement with Francisco Motors, the pioneering manufacturer of jeepneys in the Philippines, which marked the launch of its PUV jeepney division. Under the agreement, Tembo will develop and supply EUV electrification kits for a new generation of electric jeepneys. One of the country’s cultural icons, jeepneys are the most common utility vehicle in the Philippines and the main mode of public transportation, accounting for just over 40% of public transportation in the country. There are more than 200,000 jeepneys on the road in the Philippines, of which more than 90% are at least 15 years old and running on second-hand diesel engines. Under the Public Utility Vehicle Modernization Program, the Philippine Government requires that all jeepneys and other public utility vehicles with at least 15 years of service be replaced with Euro 4-compliant or electric-powered vehicles. There is a US$10bn+ addressable market for the replacement of the old jeepneys.

In January 2024, VivoPower announced that its subsidiary, Tembo, has met the necessary milestones to obtain a further follow-on strategic direct equity investment of US$5 million from a UAE-based private investment office backed by a member of the Al Maktoum family, for an aggregate total investment of US$7.5 million. The company expects to receive the payment in the first half of 2025.

In April 2024, VivoPower signed a heads of agreement for a business combination between Tembo and Nasdaq-listed Cactus Acquisition Corp. 1 Limited (“CCTS”) at a pre-money equity value of US$838 million (such transaction, the “Tembo Business Combination”). Should the Tembo Business Combination be consummated, it would result in Tembo becoming a separate listed company on Nasdaq. However, it is expected that VivoPower will continue to be the major shareholder in the post-Tembo Business Combination company and, on that basis, Tembo would continue to be a controlled subsidiary of VivoPower and consolidated in its financial statements. The business combination is targeted to be completed by the first quarter of calendar year 2025.

In April 2024, VivoPower announced that its subsidiary Tembo met all milestones to secure the final $2.5 million of a $10 million investment from a UAE-based private investment office backed by a member of the Al Maktoum family. This brings the total investment to $10 million at a pre-money valuation of $120 million. VivoPower will retain its majority stake in Tembo. The company expects to receive the payment in the first half of the calendar year 2025.

In May 2024, VivoPower announced that its subsidiary, Tembo, has launched a fully electric OEM pickup utility vehicle. This strategic development allows Tembo to bypass the capex-intensive assembly process and accelerate revenue generation. The new vehicle features a range from 330 km on a single charge, 1-tonne payload capacity, and unbraked towing capacity of 750 kg. Initial orders have been secured, with full homologation expected by late 2024. This initiative significantly expands Tembo’s B2B market and complements its existing EUV conversion kit program, while reducing direct costs for both EUV and jeepney programs.

In June 2024, VivoPower announced the Australian launch of Tembo’s range of 100% electric utes, the Tembo Tusker, marking a significant milestone Tembo’s mission to electrify off-road vehicles is showcased by the Tusker’s sector-leading price, reflecting its advanced design and global partnerships. The Tembo Tusker, a fully electric single and dual cab ute, combines innovation with a sector-leading price from $74,000 + GST and ORC. With 65Kwh and 77Kwh options, it offers ranges of 330km to 400km on a single charge.

In June 2024, VivoPower announced that its subsidiary, Tembo, has secured a minimum of 200 committed orders for its fully electric pick-up utility vehicle, Tembo Tusker, for delivery to customers and partners in Australia and New Zealand by February 2026. The Tembo Tusker range will augment the Tembo conversion programs, increasing choices for Tembo’s B2B customer base and target market.

On July 2 and 29, 2024, VivoPower announced that Tembo and CCTS agreed to a one-month extension of their exclusive heads of agreement to July 31, 2024 and August 31, 2024, respectively. These extensions provide additional time to finalize the definitive business combination agreement and the independent fairness opinion related to the proposed transaction.

On August 29, 2024, VivoPower announced that Tembo executed a definitive Business Combination Agreement at a combined enterprise value of US$904m.with CCTS. An independent third-party fairness opinion was satisfactorily completed, and the BCA was signed after a four-month period of due diligence.

Revenue earned within the Electric Vehicles segment is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Vehicle spec conversion	-	-	789
Conversion kits	16	1,394	301
Accessories	-	70	400
Total revenues	16	1,464	1,490

During the fiscal year, we focused on executing two major strategic pivots in relation to the Tembo business: (a) we expanded the range of product and solutions beyond EUV conversion kits, to encompass PUV conversions as well as the introduction of a new range of full electric utility vehicles, the Tembo Tuskers and (b) transitioning our strategic supply chain to Asia, in order to de-risk and reduce bill of material costs across our range of products and solutions. As a consequence, we had minimal revenues during the fiscal year, given our transition away from more expensive legacy products and solutions.

Over the next twelve months, Tembo anticipates an increase in both revenue and costs associated with scaling the Electric Vehicle business, as operations move forward with production of EUV conversion kits, alongside the anticipated sale of Tembo Tusker Electric Utility trucks and electric Jeepneys in response to demand from existing partnerships. The company’s transition to a capital-light business model, leveraging a strategic supply chain network across Asia, has removed the need to invest in assembly and manufacturing facilities.

Critical Power Services

VivoPower’s Critical Power Services business was known as Aevitas. Aevitas was a key player in the manufacture, distribution, installation and servicing of critical energy infrastructure solutions. Its portfolio spans the design, procurement, installation, and upkeep of power and control systems, including those catering to utility and industrial scale solar farms. Under Aevitas, there were three operating companies, J.A. Martin Electrical, NDT Services and Kenshaw Electrical. J.A. Martin and NDT Services were sold in July 2022 and Kenshaw Electrical was sold in July 2024. VivoPower is completing a restructure of Aevitas given it is now a discontinued operation.

Sustainable Energy Solutions

VivoPower’s Sustainable Energy Solutions (“SES”) segment designs, evaluates, sells, and implements renewable energy infrastructure. This segment complements our electric vehicle offerings, enabling clients to adopt comprehensive decarbonization measures through on-site renewable generation, batteries and microgrids, EV charging stations, emergency backup power solutions and digital twin technology.

Augmenting its Electric Vehicle business, which deploys EUV conversion products and services to fleet owners, VivoPower is also focused on an SES strategy with its core mission being to help corporate customers achieve their decarbonization goals. The SES business delivers full-suite, holistic SES to industrial customers and other large energy users and is comprised of four key elements:

●	Critical power “electric-retrofit” of customer’s sites to enable optimised EV battery charging, encompassing charging stations, renewables, battery storage and microgrids;

●	Digital twin technology;

●	EV and battery leasing;

●	EV battery reuse and recycling; and

●	Change management and training services

Since its establishment in FY21, the SES business has signed several key agreements to complete its offering.

In December 2021, VivoPower executed a Memorandum of Understanding signed with Relectrify, a leading supplier of battery energy storage systems utilizing second-life EV batteries, with the collaboration extended to explore future redeployment of Tembo batteries.

In August 2022, the Company invested in Green Gravity Energy Pty Ltd, an Australian company specializing in energy storage solutions in former mining locations.

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

In October, 2023, VivoPower signed a definitive joint venture agreement with Geminum, a digital twin technology company. This partnership aims to design, test, and implement digital twins for Tembo electric utility vehicles and VivoPower’s sustainable energy solutions. The joint venture will enhance VivoPower’s capabilities in fleet electrification and decarbonization solutions, providing clients with near real-time analytics and carbon abatement data. This technology will be relevant for the mining sector in particular, to assist in optimizing the total cost of ownership and operational efficiency.

Solar Development

VivoPower’s portfolio of U.S. solar projects is held in its wholly owned subsidiary, Caret, LLC (“Caret”).

This segment has historically been characterized as the Solar Development segment and encompassed the Company’s solar development activities in the U.S. and Australia. The Company no longer has solar development activities in Australia following the sale of its interests in solar farm projects in FY21.

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

In July 2021, VivoPower announced the formation of Caret.

In October 2023, VivoPower announced that its board approved a plan to spin off the majority of its Caret business unit’s portfolio, initially comprising up to ten solar projects totaling 586 MW-DC. This plan excluded two projects that were committed to a potential collaboration under a term sheet. VivoPower shareholders had approved this spin-off during the November 2022 Annual General Meeting (AGM), marking a pivotal step in realigning the company’s renewable energy strategy.

During FY24, Caret strategically optimized its portfolio to focus on two high-priority projects—TX75 and TX341—totaling 89.6 MW-DC of renewable energy capacity. This led to the impairment of the remaining sites, which had previously been considered part of the portfolio. The decision to impair these sites reflects a targeted approach to resource allocation, ensuring maximum value creation from the most strategically aligned and operationally feasible projects. Caret will continue to reassess its portfolio in the coming year, with the potential to reactivate certain impaired sites or add new sites based on market conditions and strategic priorities.

Interest in the Caret portfolio continues to be strong despite the challenges posed by the current geopolitical and economic landscape, which have made potential partners and investors more cautious, extending the timeline for finalizing agreements. However, as global demand for renewable power grows, the inherent value of the portfolio is expected to increase, positioning VivoPower and Caret to capitalize on these favorable market dynamics.

JOBS Act

In previous reporting periods, the Company met the requirements under the JOBS Act as an “emerging growth company” to not (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act (“SOX”), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. Although the Company no longer qualifies as an “emerging growth company,” it still qualifies as a non-accelerated filer and, therefore, is exempt from the requirement to provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of SOX.

C. Organizational Structure

VivoPower has 21 subsidiaries (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries owned directly and indirectly as at June 30, 2024.

No.	Subsidiaries	Incorporated	% Owned	Purpose
1	VivoPower International Services Limited	Jersey	100%	Operating company
2	VivoPower USA, LLC	United States	100%	Holding company
3	VivoPower US-NC-31, LLC	United States	100%	Dormant
4	VivoPower US-NC-47, LLC	United States	100%	Dormant
5	VivoPower (USA) Development, LLC	United States	100%	Holding company
6	Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States	100%	Operating company
7	Caret Decimal, LLC	United States	100%	Operating company
8	VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	Australia	100%	Holding company
9	Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
10	Aevitas Group Limited	Australia	100%	Holding company
11	Aevitas Holdings Pty Ltd	Australia	100%	Holding company
12	Electrical Engineering Group Pty Limited	Australia	100%	Holding company
13	Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)*	Australia	100%	Operating company
14	KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)	Australia	100%	Operating company
15	Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	Australia	100%	Operating company
16	TemboDrive Pty Ltd	Australia	100%	Operating company
17	VivoPower Philippines Inc.	Philippines	64%	Dormant
18	VivoPower RE Solutions Inc.	Philippines	64%	Dormant
19	V.V.P. Holdings Inc	Philippines	40%	Dormant
20	Tembo e-LV B.V.	Netherlands	100%	Holding company
21	Tembo EV Pty Ltd	Australia	100%	Operating company
22	Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
23	FD 4x4 Centre B.V.	Netherlands	100%	Operating company

*These entities were subsidiaries of the Company as of June 30, 2024 but were subsequently sold and are no longer subsidiaries of the Company as of the date of this report

Notwithstanding a 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VIWR AU Pty Ltd (formerly VivoPower Pty Ltd), and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

All our facilities are leased and we do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2024 is as follows:

Company	Office Location	Purpose
VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	Sydney, Australia	SES and Solar Development
Tembo 4x4 e-LV B.V.*	Eindhoven, Netherlands	Head office, workshop, service
VivoPower International PLC	London, United Kingdom	Corporate office
*this was vacated in July 2024

The Company has $0.4 million invested in property, plant, and equipment at June 30, 2024 (June 30, 2023: $3.7 million; June 30, 2022: $3.7 million). This includes plant and equipment of $0.1 million (June 30, 2023: $1 million; June 30, 2022: $0.7 million), motor vehicles of $0.3 million (June 30, 2024: $0.2 million; June 30, 2022: $0.2 million), computer equipment, fittings and equipment of $0.0 million (June 30, 2023: $0.3 million; June 30, 2022: $0.3 million), and right-of-use assets of nil (June 30, 2023: $2.3 million; June 30, 2022: $2.5 million), representing leases for property and motor vehicles.

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

A. Operating Results

Overview

	Year Ended June 30
	2024			2023			2022
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Revenue from contracts with customers	16	11,811	11,827	4,055	11,005	15,060	10,160	27,456	37,616
Cost of sales	27	(10,268)	(10,241)	(4,294)	(9,178)	(13,472)	(9,489)	(24,661)	(34,150)
Cost of sales - non-recurring events	-	-	-	(3,850)	-	(3,850)	(1,881)	-	(1,881)
Gross profit	43	1,543	1,586	(4,089)	1,827	(2,262)	(1,210)	2,795	1,585
General and administrative expenses	(7,521)	(1,228)	(8,749)	(6,425)	(1,195)	(7,620)	(12,397)	(2,899)	(15,296)
Other gains/(losses)	89	4	93	31	(4,208)	(4,177)	(54)	41	(13)
Other income	-	99	99	82	37	119	78	908	986
Depreciation of property and equipment	(307)	(439)	(746)	(508)	(242)	(750)	(471)	(744)	(1,215)
Amortization of intangible assets	(823)	-	(823)	(831)	-	(831)	(850)	(322)	(1,172)
Operating (loss)/profit	(8,519)	(21)	(8,540)	(11,740)	(3,781)	(15,521)	(14,904)	(221)	(15,125)
Restructuring and other non-recurring costs	(1,392)	2	(1,390)	(1,662)	(1)	(1,663)	(448)	5	(443)
Impairment losses	(29,686)	(552)	(30,238)	(421)	-	(421)	-	-	-
Finance income	1,396	17	1,413	1,156	-	1,156	173	2	175
Finance expense	(6,015)	(327)	(6,342)	(6,839)	(527)	(7,366)	(8,481)	(297)	(8,778)
Loss before income tax	(44,216)	(881)	(45,097)	(19,506)	(4,309)	(23,815)	(23,660)	(511)	(24,171)
Income tax	(1,603)	-	(1,603)	(559)	19	(540)	1,142	975	2,117
Loss for the period	(45,819)	(881)	(46,700)	(20,065)	(4,290)	(24,355)	(22,518)	464	(22,054)

Adjusted EBITDA	(7,389)	418	(6,971)	(6,403)	(3,539)	(9,942)	(9,122)	166	(8,956)

Management analyzes our business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development, and Corporate Office.

During the year ended June 30, 2024, the Group (including discontinued operations) generated total revenue of $11.8 million, gross profit of $1.6 million, operating loss of $8.5 million and a net loss of $46.7 million. Of these amounts, continuing operations of the Group generated revenue of $0.02 million, gross profit of $0.04 million, operating loss of $8.5 million and a net loss of $45.8 million. For the year ended June 30, 2023, the Group (including discontinued operations) generated total revenue of $15.1 million, gross loss of $2.3 million, operating loss of $15.5 million and a net loss of $24.4 million. Of these amounts, continuing operations of the Group generated revenue of $4.1 million, gross loss of $4.1 million, operating loss of $11.7 million and a net loss of $20.1 million.

Adjusted EBITDA (including discontinued operations) for the year ended June 30, 2024 was a loss of $7.0 million, compared to a loss of $9.9 million for the previous year. Adjusted EBITDA for continuing operations was a loss of $7.4 million, compared to a loss of $6.4 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

The results for the year ended June 30, 2024, including discontinued operations, reflect a strategic shift towards prioritizing profitable revenue streams, particularly within the Critical Power Services business unit, as well as the impact of adverse foreign exchange movements involving the Australian dollar relative to the USD, and increased efforts to scale up the Electric Vehicle business unit as the company remains focused on research and development and the launch of new products.

Revenue in Critical Power Services (including discontinued operations) declined by $3.2 million to $11.8 million in the year, reflecting a strategic shift towards prioritizing more profitable revenue streams and phasing out less profitable ones within the Critical Power Services business unit, and adverse foreign exchange movements related to the Australian dollar relative to the USD. In July 2024, we completed the sale of Kenshaw Electrical (part of Critical Power Services), to ARA Group Limited for a consideration of approximately AU$1.2 million, Kenshaw is now classified as a discontinued operation This divestment aligns with VivoPower’s strategy to reinvest in its high-growth businesses, particularly its Electric Vehicle business unit. On a continuing operations basis, revenue in Critical Power Services declined $2.6 million to nil. Electric Vehicles contributed $16 thousand revenue in the year, (year ended June 30, 2023: $1.5 million) predominantly from non-EV ruggedization conversions, whilst EV activity is focused entirely on product development. There was no revenue contribution from Solar Development or Sustainable Energy Solutions in the year ended June 30, 2024 (year ended June 30, 2023: nil).

Gross profit (including discontinued operations) increased by $3.8 million to a gross profit of $1.6 million, although on a continuing basis excluding Kenshaw Electrical operations, gross profit increased by $4.1 million to a gross profit of $0.04 million. In percentage terms, gross margin from continuing operations rose from -5.9% to 264% (13.4% including discontinued operations). The higher gross profit (including discontinued operations) during FY24 reflects a focus on higher margin revenue streams and operational efficiencies, as well as cessation of any weather related losses from solar projects in Australia that impacted the company in the last financial year.

The results for the year ended June 30, 2024 also reflect a $1.1 million increase in general and administrative costs related to continuing operations bringing the total to $7.5 million. The increase includes a $0.1 million decrease in marketing expenses, a $0.2 million decrease in other overheads, $0.6 million increase IT licensing and support expenses, and a $0.8 million increase in salaries and benefits.

The results of continuing operations for the year ended June 30, 2024 include $31.1 million restructuring and other non-recurring costs primarily due to impairment of goodwill and write offs of assets.

Net finance costs from continuing operations of $4.6 million for the year ended June 30, 2024 include $4.6 million interest on related party loans, $0.9 million net foreign exchange gains and $0.9 million combined from dividends from Aevitas Preference Shares, interest on leases and interest on other debt.

As at June 30, 2024, the Group’s current assets were $17.7 million (as at June 30, 2023: $10.3 million; June 30, 2022: $21.7 million) representing an increase from June 30, 2023, mostly due to Kenshaw’s assets held for sale amounting to $5.5 million (as at June 30, 2023: nil) and an increase in Trade and Other Receivables. Current assets also comprised of $0.2 million of cash and cash equivalents (as at June 30, 2023: $0.6 million; June 30, 2022: $1.3 million), $0.3 million of restricted cash (as at June 30, 2023: $0.6 million; June 30, 2022: $1.2 million), $10.0 million of trade and other receivables (as at June 30, 2023: $7.0 million; June 30, 2022: $9.5 million), and $1.6 million of inventory (as at June 30, 2023: $1.5m of inventory; June 30, 2022: $1.4 million). 30 June 2022 current assets were restated for a $0.5 million reclassification from Intangible Assets to Deposits.

Current liabilities were $54.1 million as of June 30, 2024 (as at June 30, 2023: $18.9 million; June 30, 2022, $23.3 million restated). The increase from prior year reflects an increase in both Trade and other Payables and Loans and Borrowing. At June 30, 2024, current liabilities included, Kenshaw’s Liabilities held for sale worth $5.5 million (as at June 30, 2023, nil), Loans and Borrowing amounting to $8.2 million (as at June 30, 2023, $2.4 million) and Trade and Other Payables of $37.9 million (as at June 30, 2023, $14.6 million). 30 June 2022 current liabilities were restated for an accrual of $0.5 million expenses relating to 2022 but incurred in 2023.

Current asset-to-liability ratio as at June 30, 2024 was 0.33:1 (as at June 30, 2024: 0.54:1; June 30, 2022 restated: 0.93:1)

As at June 30, 2024, the Company had net liabilities of $40.5 million (as at June 30, 2023: $3.7 million; June 30, 2022, $21.6 million), including intangible assets of $15.2 million (as at June 30, 2023: $42.3 million June 30, 2022: $39.6 million). Property, plant and equipment decreased to $0.4 million as at June 30, 2024 (as at June 30, 2023, $3.7 million).

Cash outflow for the year ended June 30, 2024, was $0.4 million, arising from cash generated from operating activities of $1.5 million, cash outflow from investing activities of $4.6 million and cash inflow from financing activities of $2.7 million. On June 30, 2024, the Company had cash reserves of $0.2 million (June 30, 2023: $0.6 million) and debt of $29.1 million (June 30, 2023: $32.4 million), giving a net debt position of $28.9 million (June 30, 2023: $31.8 million).

Net cash outflow from investing activities of $4.6 million in the year ended June 30, 2024 comprised of $0.6 million cash outflow from the purchase of property, plant and equipment, a $4.0 million net cash outflow attributable to additional investment in capital projects in Tembo.

Cash generated from financing activities for the year ended June 30, 2024, was $2.7 million. This comprised $0.8 million inflow from AWN loans, $1.0 million proceeds from investors, $2.5 million capital raises net of capital raise costs, and $0.3 million transfer from restricted cash. This is partly offset by $1.6 million repayments of other financings and borrowing, and $0.2 million lease repayments.

Year Ended June 30, 2024, Compared to Years Ended June 30, 2023 and June 30, 2022

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	-	-	16	-	-	16	11,811	11,827
Costs of sales - other	(52)	-	102	(23)	-	27	(10,268)	(10,241)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	(52)	-	118	(23)	-	43	1,543	1,586
General and administrative expenses	(53)	(344)	(1,794)	(324)	(5,006)	(7,521)	(1,228)	(8,749)
Other gains/(losses)	47	-	10	32	-	89	4	93
Other income	-	-	-	-	-	-	99	99
Depreciation and amortization	(448)	-	(671)	(3)	(8)	(1,130)	(439)	(1,569)
Operating loss	(506)	(344)	(2,337)	(318)	(5,014)	(8,519)	(21)	(8,540)
Restructuring and other non-recurring costs	-	-	-	-	(1,392)	(1,392)	2	(1,390)
Impairment losses	48,315	(11,187)	(366)	10,877	(77,325)	(29,686)	(552)	(30,238)
Finance expense - net	(3,741)	(2)	(2,726)	(68)	1,918	(4,619)	(310)	(4,929)
Profit/(loss) before income tax	44,068	(11,533)	(5,429)	10,491	(81,813)	(44,216)	(881)	(45,097)
Income tax	(797)	-	277	(1,083)	-	(1,603)	-	(1,603)
Loss for the year	43,271	(11,533)	(5,152)	9,408	(81,813)	(45,819)	(881)	(46,700)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	2,591	(0)	1,464	-	-	4,055	11,005	15,060
Costs of sales - other	(2,722)	-	(1,572)	-	-	(4,294)	(9,178)	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(3,981)	(0)	(108)	-	-	(4,089)	1,827	(2,262)
General and administrative expenses	(195)	(297)	(1,005)	(367)	(4,561)	(6,425)	(1,195)	(7,620)
Gain/(loss) on solar development	1	-	-	30	-	31	(4,208)	(4,177)
Other income	13	69	-	-	-	82	37	119
Depreciation and amortization	(653)	-	(673)	(3)	(10)	(1,339)	(242)	(1,581)
Operating loss	(4,815)	(228)	(1,786)	(340)	(4,571)	(11,740)	(3,781)	(15,521)
Restructuring and other non-recurring costs	-	-	200	-	(1,862)	(1,662)	(1)	(1,663)
Impairment losses			414		7	421		421
Finance expense - net	(6,314)	(34)	936	(50)	(221)	(5,683)	(527)	(6,210)
Profit/(loss) before income tax	(11,129)	(262)	(1,064)	(390)	(6,661)	(19,506)	(4,309)	(23,815)
Income tax	(638)	-	(40)	119	-	(559)	19	(540)
Loss for the year	(11,767)	(262)	(1,104)	(271)	(6,661)	(20,065)	(4,290)	(24,355)

	Continuing operations						Discontinued operations	Total
Year Ended June 30, 2022	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	8,670	-	1,490	-	-	10,160	27,456	37,616
Costs of sales - other	(7,985)	-	(1,504)	-	-	(9,489)	(24,661)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	(1,196)	-	(14)	-	-	(1,210)	2,795	1,585
General and administrative expenses	(154)	(80)	(2,901)	(1,660)	(7,602)	(12,397)	(2,899)	(15,296)
Other gains/(losses)	62	(139)	-	23	-	(54)	41	(13)
Other income	78	-	-	-	-	78	908	986
Depreciation and amortization	(866)	-	(443)	(3)	(9)	(1,321)	(1,066)	(2,387)
Operating profit/(loss)	(2,076)	(219)	(3,358)	(1,640)	(7,611)	(14,904)	(221)	(15,125)
Restructuring and other non-recurring costs	40	-	(429)	-	(59)	(448)	5	(443)
Finance expense - net	(7,347)	-	(974)	23	(10)	(8,308)	(295)	(8,603)
Profit/(loss) before income tax	(9,383)	(219)	(4,761)	(1,617)	(7,680)	(23,660)	(511)	(24,171)
Income tax	523	-	575	192	(148)	1,142	975	2,117
Loss for the year	(8,860)	(219)	(4,186)	(1,425)	(7,828)	(22,518)	464	(22,054)

Income Statement from continuing operations

Revenue

Revenue from continuing operations for the year ended June 30, 2024 decreased $4.0 million or -100% to $0.02 million, from $4.1 million in the year ended June 30, 2023. Revenue from continuing operations for the year ended June 30, 2023 decreased $6.1 million or 70% to $4.1 million, from $10.2 million in the year ended June 30, 2022.

Revenue from continuing operations by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Electrical products and related services	$-	$2,591	$8,670
Electric vehicles & related products & services	16	1,464	1,490
Total revenue	$16	$4,055	$10,160

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

Revenue from continuing operations from electrical products, related services and solutions for the year ended June 30, 2024, of nil compared to the $2.6 million earned for the year ended June 30, 2023. This is due to the subsequent sale of Kenshaw, which has now been classified as a discontinued operation.

Revenue from electric vehicles, related products, services and solutions is generated from our Electric Vehicles businesses, Tembo eLV B.V. in the Netherlands focused on electric vehicle conversion kits, and vehicle ruggedization products; Tembo EV PTY Ltd. In Australia which recently launched the Tembo Tusker; and Tembo Technologies PTY Ltd which is developing the all electric Jeepney for the Philippines transport market. Revenue generated in these operations is recognized when the products are delivered to customers. Revenue from electric vehicles and related products and services amounted to $0.02 million for the year ended June 30, 2024 compared to $1.5 million for the year ended June 30, 2023. No revenue was recognized on EUV conversion kit development whilst the EUV23 and EUV24 development project advanced towards production. Revenue from vehicle conversions focused on ruggedization of non-EV vehicles totaled $0.02 million for the year ended June 30, 2024, compared to $1.4 million for the year ended June 30, 2023. In FY23, the company benefitted from a substantial ruggedization contract involving 15 vehicles with the Boliden mine in Ireland.

Revenue from continuing operations by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Australia	$-	$2,591	$8,670
Netherlands	16	1,464	1,490
Total revenue	$16	$4,055	$10,160

Australian revenue from continuing operations of nil for the year ended June 30, 2024 compares to $4.1 million in the year ended June 30, 2023 and $10.2 million for the year ended June 30, 2022. The decrease is due to the sale of our Australian entity, Kenshaw Electric which has now been classified as a discontinued operation.

Netherlands revenue was $0.02 million for the year ended June 30, 2024 and $1.5 million for the year ended June 30, 2023, representing contribution from the Electric Vehicle business unit, FY23’s revenue was driven by Boliden ruggedization contracts during the year. The business remains primarily focused on development of its core EUV23 and EUV24 conversion kit solution for which it has already received orders.

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2024 (year ended June 30, 2023: one).

Cost of Sales

Cost of sales from continuing operations by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Electrical products and related services - other	$52	$2,722	$7,985
Electrical products and related services - extreme weather and COVID 19 disruption	-	3,850	1,881
Electric vehicles & related products & services	(102)	1,572	1,504
Other revenue	23	-	-
Total cost of sales	$(27)	$8,144	$11,370

Total cost of sales from continuing operations were $-0.03 million for the year ended June 30, 2024, as compared to $8.1 million for the year ended June 30, 2023, and $11.4 million for the year ended June 30, 2022.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other cost of sales.

Cost of sales for electrical products and related services for the prior year ended June 30, 2023 included $3.9 million of non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY23. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline. FY22 included $1.9 million of non-recurring costs during the execution phase of the Aevitas Solar’s Blue Grass project, due to Australian state border closures during the COVID-19 pandemic which resulted in the leadership and project management teams not being able to travel to and manage the project for three months. During those three months, the Company was not able to find a suitable local project management team which led to the project not being managed to the Company’s satisfaction. As a result, the Company had to incur significant additional costs for labour and materials to correct the existing work and recover the delays in completion of the project once the borders were reopened. Neither of the foregoing events are expected to repeat due to their unprecedented nature and so the Company has categorized such related costs as non-recurring.

Other cost of sales related to electrical products and related services was $0.05 million for the year ended June 30, 2024, as compared to $2.7 million for the year ended June 30, 2022 and $8.0 million for the year ended June 30, 2022.

Cost of sales related to electric vehicles and related products consists of material purchases and direct labor costs and any other costs directly attributable to assembly. Cost of sales related to electric vehicles and related products were $-0.1million for the year ended June 30, 2024 and $1.6 million for the year ended June 30, 2023. The cost of sales was a credit amount on account of provision reversals on inventory.

Cost of sales on other revenue totaled $0.03 million for the year ended June 30, 2024.

Gross Profit

Gross profit from continuing operations by product and service is as follows:

Gross profit/(loss) by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Electrical products and related services	$(52)	$(3,981)	$(1,196)
Electric vehicles & related products & services	118	(108)	(14)
Other revenue	(23)	-	-
Total gross (loss)/profit	$43	$(4,089)	$(1,210)

For the year ended June 30, 2024, gross (loss)/ profit from continuing operations is equal to revenue less cost of sales and totaled a profit of $0.04 million in comparison to the loss of $4.1 million for the year ended June 30, 2023, and a loss of $1.2 million for the year ended June 30, 2022. In percentage terms, gross margins from continuing operations increased from -100% in the prior year, to 269% in FY24.

The gross (loss) / profit from electrical products and related services (the Critical Power Services business) was a loss of $0.05 million for the year ended June 30, 2024, compared to the loss of $4.0 million in the prior year. In percentage terms, gross margins decreased from -154% in the prior year, to n/a in FY24.

The Electric Vehicle business generated a gross profit of $0.1 million in the year ended June 30, 2024, (June 30, 2023, loss of $0.1 million), reflecting negative cost of sales due to reversals of provisions.

General and Administrative Expenses

	Year Ended June 30
(US dollars in thousands)	2024	2023
Salaries and benefits	$3,200	$2,416
Professional fees	2,240	2,317
Insurance	405	526
Travel	169	145
IT licensing and support	1,201	633
Marketing and public relations	66	162
Office and other expenses	240	226
Total general and administrative expenses	$7,521	$6,425

General and administrative expenses from continuing operations increased by $1.1 million to $7.5 million for the year ended June 30, 2024, compared to $6.4 million for the year ended June 30, 2023. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, marketing, office and other expenses, as well as vesting at grant date share price of non-cash equity incentive costs of share awards previously granted under the Company’s Omnibus Incentive Plan, in accordance with IFRS 2 Share-based Payments.

Salaries and benefits were $3.2 million for the year ended June 30, 2024, (year ended June 30, 2023, $2.4 million), accounting for 43% of total general and administrative expenses, (year ended June 30, 2023, 38%). Non-cash equity incentive costs contributed nil (year ended June 30, 2023: $0.1 million) to the salaries and benefits expense. Underlying cash salaries and benefits increased to $3.2 million in FY24 in comparison to the $2.3 million prior year.

Professional fees of $2.2 million for the year ended June 30, 2024 or 30% of total general and administrative expenses (year ended June 30, 2023, $2.3 million), were comprised of audit and accounting fees, consulting fees to support business development and legal fees.

Insurance expense of $0.4 million for the year ended June 30, 2024 was marginally lower than the $0.6 million for the year ended June 30, 2023.

IT licensing and support expenses represent the costs of accounting, operations, email and office, file storage, and security software products and licenses. IT expenses increased by $0.6 million to $1.2 million for the year ended June 30, 2024, due to increased activity to support growth activities and automate processes with scalable software.

Marketing expenses include promotional advertisements and trade shows. Marketing costs of $0.07 million for the year ended June 30, 2024 reduced significantly compared to the prior year expense $0.2 million, relying more efficiently on sales team-driven partnerships and customer presentations, than paid marketing arrangements.

Office and other expenses include office and meeting space rental, communication, bank fees and general office administrative costs. Office and other expenses of $0.2 million for the year ended June 30, 2024 increased marginally in the year.

Discontinued operations

On July 2, 2024, Kenshaw Electrical was sold for $0.8 million (AU$1.2 million) consideration.

Other Income

There was nil of other income from continuing operations in the year ended June 30, 2024 which compares to $0.1 million for the year ended June 30, 2023. Other Income in FY23 mainly related to COVID-19 grants and subsidies in Critical Power Services in Australia.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates dependent on their estimated useful lives. The net book value of assets held as of the period ended June 30, 2024 was $0.4 million (June 30, 2023: $3.8 million).

Depreciation and amortization charges from continuing operations were $0.3 million and $0.8 million, respectively, in the fiscal year ended June 30, 2024, compared to $0.5 million and $0.8 million in the prior fiscal year. Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016 and of Tembo in November 2020.

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

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. Impairment of goodwill and intangibles amounted to $29.7 million during the year. This impairment includes Kenshaw intangibles and goodwill which was impaired due to the subsequent sale on July 2, 2024. VivoPower Pty Ltd has also gone into voluntary administration after the year and as such we have also impaired the goodwill related to it. For Caret LLC we have fully impaired all solar projects that were abandoned, reflecting the company’s decision to discontinue these sites and focus on higher-priority projects. However, the active projects—TX75 and TX341—have been retained at their carrying value, as these sites are considered strategically critical and have demonstrated a valuation exceeding their carrying value. The company used a valuation matrix of $80,000 per MW-DC, derived from the term sheet received from a potential joint venture partner in September 2023, to assess the value of these active sites.

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

Following the sale of Kenshaw Electric on July 2, 2024, the CGU represented by Aevitas (being Critical Power Services) was written off as no longer being capable of being recovered from ongoing operations.

With the sale of Kenshaw and the writing off of all goodwill and intangibles, it was then required to affect a similar write off of the goodwill and intangibles held by VIWR AU Pty Ltd, formerly VivoPower Pty Ltd (PTY) as also no longer being capable of being recovered. On July 5th following a detailed internal review of PTY it was decided to place it into Voluntary Administration, hence requiring the final write off of all PTY’s goodwill and intangibles held in other subsidiaries. This review considered PTY’s ability to generate sufficient revenues, which traditionally have been from Management Fees charges to the businesses of Kenshaw electric and J. A. Martin. With both of these entities now disposed of the income from their Management Fees is no longer available.

The intangibles represented by Tembo e-LV and its subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 13.7% (June 30, 2023: 12%, June 30, 2022: 12%) and an EBITDA compound average annual growth rate (CAGR) of 283% over the next 5 years. We have conducted a discounted cashflow for the impairment testing model; we have not included the terminal value in our analysis. Growth rates reflect the commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units with major international distribution partners, including Access Industriel, Bodiz Automotive LLC., GHH Mining Machines, Fource Maline, Cheetah EV etc.

We conducted a sensitivity analysis to assess the impact of changes in key assumptions on the impairment testing outcome for Tembo. In this analysis, we considered a 5% increase in the discount rate (WACC) and a 50% reduction in the compound annual growth rate (CAGR). The results indicate that, even with these adjusted assumptions, no impairment would need to be recognised. The analysis further revealed that an impairment would only be triggered if the CAGR falls below 71% at a WACC of 18.2%.

In reviewing past performance and lack of Revenues we have analyzed the following;

●	Supply Chain issues relating to limited cash flows to procure components
●	Staffing issues relating to the changing nature of our R&D activities
●	Moving from Design to Test and potential rework
●	Customer appetite to place orders and commit

Customer acceptance of our revised Terms of Trade. Now aligned with what other EV Conversion Kits suppliers are requiring

●	Supplier’s capability to deliver the volumes we believe we can sell
●	Tembo’s ability to train and support the early adopters of our kits

The CGU represented by Caret’s active solar projects (TX75 and TX341) was assessed to have a value in excess of its carrying value and, therefore, no further adjustments to the capitalized development costs were considered necessary. This assessment was based on a valuation matrix of $80,000 per MW-DC, derived from the term sheet received from a potential joint venture partner in September 2023. While this valuation was not based on a formal discounted cash flow (DCF) model or realizable value, it reflects market-based inputs that reasonably indicate the potential recoverable value of these assets.

For the solar projects that were discontinued during the year, their carrying values were fully impaired in line with accounting standards, as their expected recoverable amounts were determined to be nil. The impairment was recognized to reflect the abandonment of these sites and the absence of a viable pathway for development or monetization in their current state.

Restructuring and Other Non-Recurring Costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Corporate restructuring - legal and other fees	$-	$200	$194
Corporate restructuring - litigation provision	-	-	(128)
Fiscal refunds provision	1,389	1,768	-
Remediation costs	-	(361)	382
Acquisition related costs	3	55
Total restructuring costs	$1,392	$1,662	$448

For the year ended June 30, 2024, the Company incurred non-recurring costs primarily related to $1.4 million worth of fiscal refunds provision which includes VAT Liability in the UK to HMRC. For the year ended June 30, 2023, restructuring costs include restructuring activities of $0.2 million, $1.8 million worth of fiscal refunds provision offset by a $0.4 million release of remediation provision. For the year ended June 30, 2022, the Company incurred non-recurring costs related to restructuring activities of $0.2 million and one-off remediation expenses of $0.4 million, offset by $0.1 million release of unutilized provision related to the Comberg Claims.

Finance Income and Expense

Finance income reported was $1.5 million, $1.2 million, and $0.2 million for the years ended June 30, 2024 and 2023 and 2022.

In the year ended June 30, 2024, the Company incurred net finance costs of $4.6 million, consisting of $4.6 million interest on related party loans, $0.9 million net foreign exchange gains offset by $0.9 million combined expense from interest on leases, preference shares and interest on other debt. Finance expense of $5.7 million for the year ended June 30, 2023 consists primarily of interest expense associated with the interest payable on outstanding related party loans with AWN of $3.8 million and foreign exchange losses of $1.4 million.

The components of net finance expense from continuing operations are as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Shareholder loan	$4,637	$3,801	$3,351
Convertible preference shares and loan notes	267	204	217
Interest on leases	13	15	4
Other finance costs	630	273	149
Foreign exchange	(928)	1,391	4,588
Total net finance expenses	$4,619	$5,684	$8,308

Foreign exchange gain/losses consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature. AWN loans of $29.1 million are mostly denominated in USD, upon which there is minimal foreign currency risk.

Income Tax

We are subject to income tax for the year ended June 30, 2024 at rates of 19% to 25%, 21%, 26% to 30%, and 15% to 25.8% in the U.K., the U.S., Australia, and the Netherlands respectively. We use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS Standard IAS 12 Income Taxes, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credits.

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

Operational scale up of electric vehicle assembly and delivery capabilities. Tembo faces operational risks as a maker of battery-electric ruggedized and off-road vehicles embarking on an exponential scale up of its assembly and delivery capabilities. Growth is dependent on securing appropriate premises and equipment, achieving design and manufacturing process goals, achieving compliance with safety regulations and ns, recruiting and retaining suitably qualified personnel, overcoming any delays and, resolving any supply chain shortages, to be able to deliver the volume and quality of products required to meet customer commitments.

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

Supply chain execution. Materials deliveries from suppliers are at risk of disruption due to external events and factors such as pandemics, semiconductor shortages and conflict in Ukraine. Overcoming challenging supply chain issues is a key factor in our businesses being able to deliver goods and services to our customers in line with their requirements and meet our revenue growth targets.

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

B. Liquidity and Capital Resources

Our principal sources of liquidity in the fiscal year ended June 30, 2024 were from AWN loans (with a principal outstanding balance of $29.1 million, increasing from $28.6 million at June 30, 2023), Arowana United Enterprises Pte Ltd loan amounting to $48,000, Arowana Partners Group cost recharges amounting to $0.7 million, Arowana Internation UK Limited representing cost recharges amounting to $1.2 million and $2.5 million net proceeds from capital raises. The principal uses of cash have been to support operating activities, including development of intangibles.

In the year ended June 30, 2023, the Company’s principal sources of liquidity were $3.6 million from AWN loans, $5.1 million net proceeds from capital raises, $2.9m of proceeds on sale of J.A. Martin and $1.3 million from debtor financing. Our principal uses of cash have been $8.6 million outflow from operating activities, including $17.2 million growth focused operating costs in the Electric Vehicles, Solar Development, Sustainable Energy Solutions and Corporate segments less a $8.6 million decrease in working capital comprising movements in trade and other receivables and payables, $1.0 million purchase of property, plant and equipment including capitalized lease facilities in Tembo and Kenshaw, $3.9 million development capital expenditure in Tembo and Caret.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by (used in) financing activities for the year ended June 30, 2024, 2023 and 2022:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022

Net cash used in operating activities	1,493	(5,442)	(5,130)
Net cash used in investing activities	(4,566)	(1,921)	(5,343)
Net cash provided by financing activities	2,719	6,694	3,555
Total cash flow	(354)	(669)	(6,918)

Operating Activities

Our net cash inflow from operating activities in the year ended June 30, 2024, was $1.5 million. This was attributable to a net inflow from working capital movements of $9.3 million and a net cash outflow after tax from operations of $7.8 million. The working capital movements of $9.3 million comprise of increase in trade and other payables of $7.7 million, decrease in trade and other receivables of $1.3 million, $0.2 million increase in inventory and increase in provisions of $0.5 million. The $7.8 million outflow after tax from operations consists of the $45.8 million loss, other non-cash and non-operating components of earnings including $4.6 million of net finance expense, $1.6 million depreciation and amortization, $0.5 million loss on disposal of property, plant and equipment, $29.8 million impairment of goodwill and intangibles, $0.8 million share-based payments and $1.8 million tax.

Our net cash outflow from operating activities in the year ended June 30, 2023, was $5.4 million. This was attributable to a net inflow from working capital movements of $11.7 million and a net cash outflow after tax from operations of $17.2 million. The working capital movements of $11.7 million comprise of increase in trade and other payables of $5.3 million, decrease in trade and other receivables of $6.4 million, an increase in inventory of $0.7 million and increase in provisions of $0.7 million. The $17.1 million outflow after tax from operations consists of the $24.4 million loss, other non-cash and non-operating components of earnings including $5.0 million of net finance expense, $1.6 million depreciation and amortization, $0.1 million share-based payments, and $0.6 million tax.

Investing Activities

Net cash outflow from investing activities of $4.6 million in the year ended June 30, 2024 comprised of $0.6 million purchase of property, plant and equipment, a $4.0 million net cash outflow attributable to additional investment in capital projects in Tembo.

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

No companies were acquired by the Group in the years ended June 30, 2024, June 30, 2023 and June 30, 2022.

Financing Activities

Cash generated from financing activities for the year ended June 30, 2024, was $2.7 million. This comprised $0.8 million inflow from AWN loans, $1.0 million proceeds from investors, $2.5 million capital raises net of capital raise costs, and $0.3 million transfer from restricted cash. This is partly offset by $1.6 million repayments of other financings and borrowing, and $0.2 million lease repayments.

Cash generated from financing activities for the year ended June 30, 2023, was $6.7 million. This comprised $3.6 million AWN loans, $1.3 million debtor financing and $5.5 million capital raises net of capital raise costs, partly offset by $0.9 million repayment of other financing costs and $3.2 million of finance cost.

Cash generated from financing activities for the year ended June 30, 2022, was $3.6 million. This comprised $4.2 million AWN short term loans and $0.2 million capital raises net of capital raise costs. This is partly offset by $0.6 million interest paid to AWN on shareholder loans, and other financing costs.

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30
(US dollars in thousands)	2024	2023	2022

Current liabilities:
Debtor financing	67	1,329	-
Lease liabilities	-	462	505
Short-term shareholder loan	8,104	497	4,285
Bank loan	-	7	145
Chattel mortgage	-	89	142
Other borrowings	-	-	32
	8,171	2,384	5,109
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	20,915	28,111	21,121
Lease liabilities	-	1,843	1,959
Financing agreement	-	-	108
Chattel mortgage	-	50	264
	20,915	30,004	23,452
Total borrowings	29,086	32,388	28,561

Tembo, Aevitas Solar and Kenshaw have lease arrangements in place to finance business properties and motor vehicle fleets. Lease liabilities have decreased from $2.3 million at June 30, 2023 to nil at June 30, 2024 as they were reclassified to liabilities held for sale as part of the sale of Kenshaw Electrical. The obligation for future minimum lease payments under the facilities are as follows:

	Minimum lease payments			Present value of minimum lease payments
	As at June 30			As at June 30
(US dollars in thousands)	2024	2023	2022	2024	2023	2022

Amounts payable under finance leases:
Less than one year	-	576	546	-	462	444
Later than one year but not more than five	-	2,223	2,545	-	1,843	2,020
	-	2,799	3,091	-	2,305	2,464
Future finance charges	-	(494)	(627)	-	-	-
Total obligations under finance lease	-	2,305	2,464	-	2,305	2,464

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee were agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event had occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised of a specific security deed over the assets of Aevitas (the “Specific Security Deed”) and a general security over the assets of the Company (the “General Security”).

On June 30, 2022 further amendments to the loan were agreed with AWN:

i.	to defer repayment of principal to commence on October 1, 2023, with repayments over 60 months to September 30, 2028,

ii.	to defer interest payments from October 1, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2023.

iii.	to increase the interest rate and line fee to 10.00% and 2.00% per annum respectively during the period from October 1, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum prepayment of $1,000,000 is made.

iv.	the initial refinancing fee of $0.34 million is to be amended to accrue incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) October 1, 2023.

v.	a new fixed facility extension fee of $0.355 million is payable in return for this amendment, to accrue immediately but becoming payable on October 1, 2023.

On January 11, 2023, further amendments to the loan were agreed with AWN:

i.	to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

ii.	to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

iii.	to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

iv.	to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

v.	to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i)	to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii)	upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a)	proceeds $5 million to $7.5 million - pay 25% of amounts raised;
b)	proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;
c)	proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii)	for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a)	equity or debt raise;
b)	trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and
c)	loan repayment from Tembo to VivoPower.

(iv)	as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $6.7 per share.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

In December 2021, a short-term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

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

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% facility establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023, to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and Aevitas O Holdings Pty Limited, drawn down between February and May 2023. The loans have interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total AU$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total AU$22,500 are payable on expiry. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

Following the sale of ex-solar J.A. Martin operations on July 1, 2022, the J.A. Martin debtor finance facility was cancelled, but a new facility with a limit of AU$2.5 million and variable interest rate (initial rate 7.75%) was opened by Kenshaw, as well as a trade finance facility of $0.5 million. The debtor finance facility was partially drawn down at June 30, 2023, with an outstanding balance of $1.3 million (AU$2.0 million), due to timing of operating activities (June 30, 2022: nil). As of June 30, 2024, this facility amounting to AU$1.8 million is reclassified to “Assets held for sale” as a result of Kenshaw Electrical Pty Ltd sale.

Cash Reserves and Liquidity

Cash reserves at June 30, 2024, of $0.2 million are unrestricted and are domiciled as follows:

(in thousands)	Local currency	Amount in USD
AUD	301	188
EUR	-	-
USD	11	11
GBP	-	-
Total cash reserve		199

Our treasury policy aims to maintain cash reserves in the necessary currencies for near-term working capital, helping to manage currency fluctuation risk. Cash reserves are monitored daily to enhance capital efficiency, and senior management conducts weekly reviews to ensure optimal alignment with business needs. While certain operational challenges, such as limited access to specific accounts during the year, influenced cash flow management, the company continues to take measures to support liquidity and financial planning effectively.

The SES business is reliant for liquidity on the completion of and, or sale of specific projects that are designed to support the EV business with the development of Charging stations, Change Management Education along with driver and Maintenance team training. As these projects are dependent on negotiations with external parties, delays in the sale process could adversely affect our liquidity.

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

Management has, in the preparation of the audited financial statements of the Group for the year ended June 2024, fully considered and evaluated going concern. Following a comprehensive assessment of the Group’s financial position and projections over the going concern assessment period of 12 months from the expected date of signing the audited financial statements, the assessment of management is that the Group remains a going concern.

Accordingly, management recommends to the Board of Directors that, based on the above assessment, consider the Group remains a going concern as at the date of this report.

The going concern assessment has been considered with reference to:

a.	the scenario that the Tembo spin off reverse merger IPO is consummated (current expectation is by the end of the first quarter of calendar 2025). Following the completion of this Tembo spin off reverse merger the following probable outcomes arise for VivoPower:

●	VivoPower will continue to retain approximately 55% of the separately listed Tembo Group and consolidate Tembo in its accounts;
●	VivoPower’s cash burn rate will reduce to budgeted $154 thousand per month;
●	Subject to the funds raised by Tembo as part of its reverse merger IPO, VivoPower will be paid back up to the full amount of what is owed to it by Tembo within 6 months of Tembo becoming a separate listed company
●	VivoPower’s share price is likely to be re-rated following completion of the separate listing of Tembo, to reflect a valuation closer to the trading price of Tembo
●	VivoPower, subject to fulfilling terms and conditions of the proposed reverse merger with hydrogen technology company, F.A.S.T, will itself be subject to a reverse merger at a significant valuation uplift to current share price; and
●	VivoPower will itself be able to raise additional capital via the equity capital markets, as it has done over the past 12 months despite very challenging market conditions and a number of unexpected obstacles. Since November 2023, VivoPower has been able to raise approximately $10 million of capital despite volatile market conditions

b.	the scenario where the Tembo spin off reverse merger IPO does not materialise. In this probable scenario, the following outcomes would arise for VivoPower:

●	VivoPower would continue to retain 100% ownership of the Tembo Group;
●	The combined cash burn rate of VivoPower, including Tembo’s operations, would be expected be approximately $357 thousand per month;
●	Despite the increased cash burn rate, the combined entity (VivoPower and Tembo) is projected to generate net cash inflows from operating activities by June 2025. This positive cash generation is expected to provide significant support for the Group’s liquidity and overall financial health: and
●	VivoPower would have the ability to raise additional capital to support Tembo’s growth, enabling further investment in scaling Tembo’s operations and capturing new opportunities.

As part of the going concern assessment, we also reviewed the net current liabilities outstanding (payable in the next 12 months) as of 30 September 2024, which amounted to $9.3 million. After accounting for adjustments such as excluding payables to related and friendly parties, liabilities settled post-30 September, and reclassifying accrued interest to non-current liabilities (AWN has provided confirmation to defer the interest accrued to them by more than 12 months), the adjusted net current liabilities has been reduced to approximately $5.4 million. Additionally, our analysis indicates that the budgeted combined average monthly cash burn (not accounting for sales, deposits and other cash inflows) for VivoPower and Tembo over the next 12 months is approximately $357 thousand per month, or equivalent to $4.3 million per annum. Considering both the adjusted net liabilities and cash burn, the projected cash outlay for the next 12 months is estimated to be approximately $9.7 million. As of the date of this report the company has finalized a $12 million facility.

As at June 30, 2024, the Company had unrestricted cash tota~~l~~ing $0.2 million compared to $0.6 million as at June 30, 2023 and $1.3 million as at June 30, 2022. However, post balance date, the Company raised $7 million from the issuance of ordinary shares pursuant to an F3 registration statement and an F1 registration statement.

As at 30 June 2024, the Company has outstanding debt and borrowing totaling $29.1 million, compared to $32.4 million as at June 30, 2023 and $28.6 million as at June 30, 2022. The outstanding debt and borrowings are to related parties who are also the major shareholders. Most of these borrowings do not fall due for repayment in the next 12 months and are thus classified under long-term liabilities.

Management believes that it will be able to (a) raise sufficient capital over the next 12 months and/or (b) further reduce its cash burn rate and/or (c) negotiate payment plans with its key creditors and lenders and/or (d) generate sufficient revenues and cashflows from its expanded range of products and solutions to ensure that the Company has the requisite liquidity to fund its net current assets/liabilities and cash burn.

Over the next twelve months, with the strategic rationalization of the Company’s business units and the expansion of the Electric Vehicles and ancillary SES products and solutions range, together with the strategic pivot to a cost effective Asian supply chain, the Company expects to grow revenues in a profitable manner. Furthermore, with the Asian supply chain in place, the Company no longer needs to invest in assembly and production facilities, reducing capital expenditure requirements.

To ensure the going concern status of the business, the directors have prepared and reviewed additional plans to mitigate any liquidity risk that may arise during the next twelve months. These include:

●	Delaying any capital expenditures;
●	Reduce or delay operational expenditure scaleup plans;
●	Reduce research and development expenditure;
●	Considered management of supplier and lender payments;
●	Continuous improvement in efficiency and cost management through the use of artificial intelligence tools; and
●	Ensuring the Company is always able to raise debt or equity capital.

Based on the foregoing, the Directors believe these actions provide sufficient cash to support business operations and meet funding requirements as they become due through the next 12 months. The Directors therefore have a reasonable expectation that the Company has access to adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements. However, if we continue to experience losses and we are not able to raise additional financing to provide the funding to grow the revenue streams of the Company to become profit making, or generate cash through sale of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern, accordingly there is a material uncertainty that may cause significant doubt about the going concern nature of the Group. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Significant effort has been undertaken to review and rationalize our expenses and creditors, resulting in an expected spend of approximately $9.7 million over the next 12 months.

With access to the $12 million facility, in addition to the $8.7 million owed to us by TAG, we believe there are, and will continue to be, sufficient resources to support operations for at least the next 12 months. This assessment excludes any potential additional funds from Tembo’s de-SPAC process, anticipated sales revenues, or the joint venture related to our Caret operations.

C. Research and Development, Patents and Licenses, etc.

Research and development expenditure includes the product development project for Tembo’s ruggedized electric vehicles, comprising pre-series-production expenditure on developing vehicle specifications and production processes that are fit for purpose for rugged off-road environments including mining sites. Capitalized costs include primarily internal payroll costs, external expert consultants, equipment and technology hardware and software. In addition, there is additional research and development being conducted into other elements of vehicle electrification for off-road and rugged environments, including specialized batteries, charging devices, electric wire harnesses, telemetry, data capture and analytics and software tools.

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

Impairment assessments require the use of estimates and assumptions. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance (which includes production and sales volumes), as further disclosed in Note 13. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs.

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

Litigation provision

A litigation provision of $0.2 million has been made in the accounts as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145.

The suit was settled with a payment of $50k USD made in October 2024 to be followed by 12 equal monthly payments of $14,583.33 USD. As part of the settlement agreement VivoPower approved the permanent abandonment of the two leases in dispute, namely TX144 and TX145.

Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2024, the carrying amount of capitalized development costs were $11.6 million (June 30, 2023: $7.8 million).

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

Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.1 million on June 30, 2024 (June 30, 2023: $5.1 million; June 30, 2022: $4.7 million), due to recognition of development phase recoverable tax losses in Electric Vehicles, and are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

Fair value measurement

The fair values of financial assets and liabilities recorded in the statement of financial position are measured using valuation techniques including discounted cash flow (“DCF”) models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions about these factors could affect the reported fair value. When the fair values of non-financial assets/CGUs need to be determined, for example in business combinations and for impairment testing purposes, they are measured using valuation techniques including the DCF model.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

Name	Age	Position	Appointed
Directors:
Kevin Chin (1)(4)	51	Chairman	April 27, 2016
Peter Jeavons (1)(2)(3)(4)	59	Non-Executive Director	June 16, 2020
William Langdon (1)(2)(3)	63	Non-Executive Director	June 16, 2020
Michael Hui	44	Non-Executive Director	January 22, 2020

Executive Officers:
Kevin Chin (1)(4)	51	Chief Executive Officer	March 25, 2020
Gary Challinor	70	Chief Financial Officer	November 04, 2020
Jacqui Johnson	58	Global HR Director	July 01, 2021
Chris Mallios	53	Chief Commercial Officer	January 29, 2024

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.

(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin, our Chairman, beneficially owns 26.0% of VVPR at June 30, 2024, through his holdings as the Chairman of AWN, which is a beneficial owner of 20.1% of VivoPower as of June 30, 2024 for which Mr. Chin has shared voting power and individually is the beneficial owner of 5.9% of VivoPower as of June 30, 2024.

Recent Changes to the Board of Directors and Senior Management

On June 4, 2024, Ms. Gemma Godfrey, Independent Director of VivoPower International PLC, announced her resignation as a member of the Board of Directors of VivoPower, effective June 13, 2024. Ms. Godfrey remains involved in the Company as a member of VivoPower’s Advisory Council, where she continues to provide her input to the Company’s leadership team.

Chris Mallios, previously a member of the VivoPower Advisory Board, was recently appointed as Chief Commercial Officer in January 2024. Reference is made to his biography below.

Executive Officers

Kevin Chin

Kevin Chin has served as our Chief Executive Officer since March 2020. Reference is made to his biography below.

Gary Challinor

Gary is currently VivoPower’s Chief Financial Officer and has been with the Company since November 2020. Gary has over 30 years of experience across a range of senior executive roles in the technology industry, both in Australia and around the world. He has worked with Fortune 1000, FTSE and ASX companies and various government organisations across finance, human resources, customer experience, manufacturing, distribution, digital workspace, cloud solutions and more, and been a part of a number of successful start-ups and hyper-turnarounds.

Jacqui Johnson

Jacqui is VivoPower’s Global HR Director. Jacqui is a qualified member of the Chartered Institute of Personnel and Development (CIPD), with over 20 years’ experience in Human Resources and Change Management, in a variety of industries, most recently, EV Automotive, Engineering and Construction with experience in both unionised and non-unionised environments.

Jacqui has held many leadership roles, and her area of expertise is in Human Resources, Employment Law, Recruitment, Organisational Planning, Employee Engagement, Strategic Staffing Plan, developing company culture and Wellbeing.

Chris Mallios

Chris is a seasoned executive with nearly 30 years of experience in the automotive, technology, resources, utilities and infrastructure industries, and is the current Chief Commercial Officer. He has held several leadership positions at Nissan Motor Corporation, including as director of global business operations for Infiniti, managing director of Infiniti’s Asia and Oceania regions and director of business development in China. In the latter role, he oversaw the joint venture of Nissan and the Dongfeng Motor Corporation to produce Infiniti vehicles for the world’s biggest automotive market.

His background also includes nearly 5 years as the CEO of CFC Group – an investment and development group that provides distribution, logistics and transport services – and nearly a decade as Asia Pacific CFO for TE Connectivity, a global technology company whose solutions power, among other things, electric vehicles.

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

Mr. Langdon serves as Chairman of the Audit and Risk Committee and the Nomination Committee of the Company.

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

B. Board Diversity

The table below provides certain information regarding the diversity of our Board as of the date of this Annual Report

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	0
Did Not Disclose Demographic Background	0

C. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2024 and year ended June 30, 2023 (in US Dollars).

Year Ended June 30, 2024	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$85,571	$-	$-	$-	$-	$85,571
Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$57,361	$-	$-	$7,361	$-	$64,721
Gemma Godfrey 5	$69,500	$-	$-	$-	$-	$69,500
Executive Officers:
Kevin Chin 6	$409,108	$-	$-	$74,860	$-	$483,968

1	Mr. Chin is paid a salary of £68,000 ($85,571) per annum as Chairman during the year, payable to Arowana Global Impact Pty Ltd (formerly Arowana Partners Group Pty Ltd).

2	Mr. Jeavons was paid fees of $50,000 per annum during the year. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee, $4,000 annual fee as member of the audit and risk committee and $4,000 annual fee as member of the nomination committee. Mr. Jeavons elected to receive 100% of his fees for the year in cash.

3	Mr. Langdon is paid fees of $50,000 per annum during the year. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee, $4,000 annual fee as a member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Mr. Langdon elected to receive 100% of his fees in cash.

4	Mr. Hui was paid fees of $57,361 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. Mr. Hui also received equity-based remuneration in relation to his involvement in his project management of the divestment of the Critical Power Services segment. He also received remuneration in the form of LTIP shares worth $7,361.

5	Ms. Godfrey was paid fees of $69,500 per annum before she resigned from the Board in June 2024. Ms. Godfrey also received $4,000 annual fee as member of the audit and risk committee, $4,000 as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Ms. Godfrey elected to receive 100% of her fees in cash.

6	Comprises £325,000 base fees per annum, £38,000 annual professional development allowance per annum.

Year Ended June 30, 2023	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$81,819	$-	$-	$-	$-	$81,819

Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$50,000	$-	$-	$7,361	$-	$57,361
Gemma Godfrey 5	$69,500	$-	$-	$-	$-	$69,500
Executive Officers:
Kevin Chin 6	$455,863	$45,991	$-	$312,002	$-	$813,856

1	Mr. Chin was paid a fee of £68,000 ($81,819) per annum as Chairman during the year, payable to Arowana Partners Group Pty Ltd.

2	Mr. Jeavons was paid fees of $50,000 per annum during the year. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee, $4,000 annual fee as member of the audit and risk committee and $4,000 annual fee as member of the nomination committee. Mr. Jeavons elected to receive 100% of his fees for the year in cash.

3	Mr. Langdon was paid fees of $50,000 per annum during the year. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee, $4,000 annual fee as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Mr. Langdon elected to receive 100% of his fees in cash.

4	Mr. Hui was paid a salary of $50,000 per annum during the year. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 8,124 RSUs ($6,093) vested in the year ended June 30, 2022.

5	Ms. Godfrey was paid fees of $50,000 per annum before she resigned from the Board in June 2024. Ms. Godfrey also received $4,000 annual fee as member of the audit and risk committee, $4,000 as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Ms. Godfrey elected to receive 100% of her fees in cash.

6	Comprises £325,000 base fees per annum, £38,000 annual professional development allowance per annum. For the year ended 30 June 2023, of the base salary £325,000, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period 3 June 2024 to 3 June 2029 at an exercise price of $6.0. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has gifted these warrants to a benevolent foundation.

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

Mr. Chin is also paid an annual Chairman’s fee of £68,000 as Chairman of the Board, payable by the Company to Arowana Global Impact Pty Ltd (formerly Arowana Partners Group Pty Ltd). The fee was increased as from July 1, 2021, following a review by the Remuneration Committee of Mr. Chin’s compensation, including market benchmarking by Pearl Meyer but has been held at this level since then.

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

D. Board Practices

Board Composition and Classification of Directors

In accordance with the terms of our articles of association, our Board is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders to be held during the years 2024 for Class B directors, 2025 for Class C and 2026 for Class A directors:

●	our Class A directors are Peter Jeavons and Michael Hui.

●	our Class B director is William Langdon.

●	our Class C directors is Kevin Chin.

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

Our Board has determined that Peter Jeavons and William Langdon (and, prior to her resignation, Ms. Godfrey) are “independent directors” under Rule 5605 of the Nasdaq Listing Rules.

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

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Ordinary Shares at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable U.K. corporate and securities laws, which do not require shareholder approval for such dilutive events.

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

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020.

The Audit and Risk Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The purpose of the Audit and Risk Committee, as specified in the Audit and Risk Committee charter, includes, but is not limited to, assisting the Board in overseeing and monitoring:

●	the Company’s accounting and financial reporting processes and internal control over financial reporting;

●	the audit and integrity of the Company’s financial statements;

●	the qualifications, independence, and performance of the Company’s registered public accounting firm;

●	the Company’s compliance with accounting, regulatory and related legal requirements;

●	risk assessment and risk management; and

●	such other duties and responsibilities as are enumerated in or consistent with the terms of reference.

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

Nomination Committee

The Nomination Committee of the Board is comprised of William Langdon (who is Chair of the Nomination Committee), and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. William Langdon and Peter Jeavons joined the committee on June 16, 2020.

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

Remuneration Committee

The Remuneration Committee is comprised of Peter Jeavons (Chair of the Remuneration Committee), and William Langdon, each of whom the Board has determined is independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020.

The Remuneration Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Remuneration Committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

●	setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;
●	reviewing the appropriateness and relevance of the remuneration policy;
●	determining total individual compensation packages;
●	reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;
●	approving design of, and targets for, performance-related pay schemes;
●	determining pension arrangements;
●	appointing compensation consultants;
●	approving contractual appointment terms for directors and senior executives; and
●	related duties.

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

E. Employees

As of June 30, 2024, we had 92 (June 30, 2023: 108; June 30, 2022: 242; June 30, 2021: 255) employees and subcontractors, as follows:

As at June 30, 2024	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	3	1	-	1	5
Central Services and Management	9	1	-	12	21
Engineering and Critical Power Services	46	-	-	21	67
Total employees	58	2	-	34	93

As at June 30, 2023	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	3	1	-	9	13
Central Services and Management	10	1	3	4	18
Engineering and Critical Power Services	53	-	-	24	77
Total employees	66	2	3	37	108

As at June 30, 2022	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	9	1	-	2	12
Central Services and Management	23	1	3	2	30
Engineering and Critical Power Services	187	-	-	14	201
Total employees	219	2	3	18	243

As at June 30, 2021	Australia	US	U.K.	Netherlands	Total
Sales and Business Development	10	1	-	2	13
Central Services and Management	22	1	4	8	35
Engineering and Critical Power Services	201	-	-	6	207
Total employees	233	2	4	16	255

J.A. Martin’s ex-solar operations contributed employees classified under the Engineering and Critical Power Services segment in prior years. However, since the financial year ended 30 June 2023, its employee numbers have been excluded given it was disposed in July 2022.

Kenshaw contributed employees classified under the Engineering and Critical Power Services segment in all financial years up to 30 June 2024. Kenshaw was divested in July 2024, and adjusting for this sale the number of employees for the financial year ended 30 June 2024 would be 27.

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

F. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower Ordinary Shares as of November 1, 2024, by:

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s Ordinary Shares is based on 4,439,733 Ordinary Shares issued and outstanding on June 30, 2024. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin (2)	1,153,263	(3)	26.0%
Michael Hui	11,282		<1%
William Langdon	7,020		<1%
Peter Jeavons	6,426		<1%

All Directors and Executive officers as a group (4 persons)	1,177,991		26.5%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.
(2)	The business address is at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(3)	Represents shares held by Arowana Global Impact Pty Ltd (previously Arowana Partners Group Ltd), The Panaga Group Trust, KTFC Superannuation Fund and Chin Family Super Fund, of which Mr. Chin is a beneficiary and /or one of the directors of the corporate trustee of such fund, and AWN Holdings Limited for which Mr. Chin has shared voting power. However, it excludes shares held in charitable foundations, which Mr. Chin has gifted or donated shares in the Company too and where he has no beneficial interests or voting and investment power.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

Equity Incentive Plan

On July 3, 2017, the Board approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), which was subsequently approved by shareholders. The purpose of the Incentive Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby personnel of the Company and its subsidiaries can acquire and maintain equity interests in the Company and align their interests with those of the Company’s stockholders. Types of awards that may be granted under the Incentive Plan include options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards. The Remuneration Committee of the Board administers the Incentive Plan and determines the terms and conditions of the awards. Awards are evidenced by an award agreement containing the terms and conditions of each award. Under the Incentive Plan (or a Sub-Plan for Non-Employees that was also approved with the Incentive Plan), the Company may grant awards to employees, executives, officers, consultants, or advisors of the Company or its subsidiaries.

On July 6, 2023, the shareholders approved an amendment to the Incentive Plan allowing the number of Ordinary Shares reserved under the Incentive Plan to automatically increase each July 1, beginning on July 1, 2023, and ended on July 2, 2032, by 5.0% of the outstanding number of Ordinary Shares on the immediately preceding June 30, or such lesser amount as determined by the Company’s Remuneration Committee.

On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares which began trading on a post-split basis on October 6, 2023.

During the financial years ended 30 June 2024, 2023, 2022 and 2021, the following awards, including Restricted Stock Units (RSUs), Performance Stock Units (PSUs) and Stock Subscription Warrants (BSAs), under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2022	279	$471
Granted	912	303
Vested	(356)	(123)
Forfeit	(178)	(320)
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	$16

Tembo Long Term Incentive Plan

During FY23, Tembo e-LV BV established a performance incentive plan for participants to benefit from any potential future trade sale, IPO, recapitalization or merger of Tembo e-LV and subsidiaries within the EV business unit. In the event of such an action, participants will earn Long Term Incentive (“LTI”) points according to an allocation decided by the Remuneration Committee of a profit share of 20% of the net gain made by the Company from the corporate action, less previously invested amounts.

G. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation attributable to accounting restatements during or after the fiscal years ended 30 June, 2024 and 30 June, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of June 30, 2024 by each person known to us to beneficially own 5% and more of our Ordinary Shares.

The beneficial ownership of VivoPower’s Ordinary Shares is determined based on 4,439,733 Ordinary Shares issued and outstanding on June 30, 2024. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
AWN Holdings Limited (1)	891,618	20.1%
Kevin Chin (2)	261,645	5.9%

(1)	Represents shares held by AWN and its subsidiaries including Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each entity is deemed to beneficially own 891,618 Ordinary Shares. The business address of these entities is c/o AWN Holdings Limited, at Level 11, 153 Walker Street, North Sydney, New South Wales 2060, Australia.
(2)	As of 30 June 2024, Kevin Chin, through various entities, held a total of 261,645 shares of VVPR. The holdings are distributed as follows: The Panaga Group Trust holds 103,921 shares, Arowana Global Impact Pty Ltd holds 126,881 shares, the Chin Family Super Fund holds 28,275 shares, and the KTFC Super Fund holds 2,568 shares. This excludes VVPR shares held by charitable foundations which Mr. Chin has no beneficial ownership in but gifted or transferred VVPR shares to.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

92% of our outstanding Ordinary Shares were held in the United States by 1 holder of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company).

B. Related Party Transactions

Transactions and Balances with Related Persons

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chairman and Chief Executive Officer of AWN. As of June 30, 2024, AWN held a 20.1% equity interest in the Company.

During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

On June 30, 2021, the Company agreed to refinance its existing $21.1 million shareholder loan with AWN Holdings Limited (“AWN”), with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee was agreed at 8% and 0.8% respectively, but no interest or line fee settlements are required until after a corporate liquidity event has occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised of the Specific Security Deed and the General Security.

On January 11, 2023, amendments to the loan were agreed with AWN:

(i)	to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

(ii)	to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.
(iii)	to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

(iv)	to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

(v)	to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

(vi)	In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i)	to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii)	upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a)	proceeds $5 million to $7.5 million - pay 25% of amounts raised;
b)	proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;
c)	proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii)	for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a)	equity or debt raise;
b)	trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and
c)	loan repayment from Tembo to VivoPower.

(iv)	as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $6.7 per share.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. Post balance date, AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. This renders all but $1 million of interest non-current in nature, and all of the loan principal non-current.

In December 2021, a short term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

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

In February and March 2023, further short term loans of AU$0.5 million and AU$0.25 million were established between AWN and Aevitas O Holdings Pty Limited, drawn down between February and May 2023. The loans have interest rate of BBSY bid floating rate plus fixed margin of 15.0% per annum payable on the principal sum upon maturity, with expiry dates of June 30, 2023. 1% facility establishment fees of total AU$7,500 were deducted upon loan drawdowns, and further 3% exit fees of total AU$22,500 are payable on expiry. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $50,000 remaining accrued and payable as at June 30, 2024. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 1,750 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 350 RSUs ($2,625) vested in 2023. Of the 5,250 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 631 RSUs ($4,736) vested in 2023. A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2024, $617,334 was recharged to the Company (year ended June 30, 2022: $1,138,346; year ended June 30, 2022: $343,806). At June 30, 2024, the Company has a payable to AWN in respect of recharges of $886,676 (June 30, 2023: $1,392,303, June 30, 2022: $313,688).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value AU$46,970. The Panaga Group Trust earned AU$3,303 ($2,189) dividends on the Aevitas Preference Shares during the year ended June 30, 2023.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($85,570) were charged to the Company by Arowana Partners Group Pty Ltd (“APG”) in the current year. A further $0.4 million (as of June 30, 2023: $0.1 million) incurred by APG on behalf of the Company were recharged to the Company in the year. At June 30, 2024, the Company had an account payable of $0.7 million (as of June 30, 2023: $0.2 million) respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2024.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited on behalf of the company was recharged to the Company in the year. Of the base salary in FY23 £325,000, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period 3 June 2024 to 3 June 2029 at an exercise price of $6.0. Shares issued following the exercising of warrants will remain restricted for 12 months. Mr. Chin has gifted these warrants to a benevolent foundation. At June 30, 2024, the Company had an account payable of $1.2 million due to Arowana International UK Limited in respect of these services and recharges.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 8,720 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 1,744 RSUs ($13,080) vested in 2023. Of the 26,160 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 3,146 RSUs ($23,592) vested in 2023. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 9,429 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, APG provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received a short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. In addition, the Company also received an interest only basis loan amounting $48,000 from Arowana United Enterprises Pte Ltd in October 6, 2023 stipulating a nominal rate of 8% per annum.

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

Legal Proceedings

On May 31, 2022 the Estate of the Late William Q. Richards (the “Plaintiff” or the “Estate”) filed a complaint against VivoPower USA LLC, Caret, LLC (“Caret”), formerly Innovative Solar Ventures I, LLC (“ISV”), and related entities (the “VivoPower Defendants”) alleging the VivoPower Defendants improperly included land owned by the Estate in the reinvestment zone of the tax abatement agreements executed on March 14, 2022 between Cottle County, Texas and the Company’s subsidiaries Innovative Solar 144, LLC and Innovative Solar 145, LLC. The complaint sought to nullify and/or declare the tax abatement agreements void. The Estate filed an amended complaint on August 18, 2022, further detailing their claims and requesting unspecified damages. On September 16, 2022, the VivoPower Defendants filed a motion to dismiss Plaintiff’s Amended Complaint, which the Court subsequently granted on January 23, 2023, stating that the Plaintiff had failed “to establish that the amount in controversy had been met.” On February 20, 2023, the Estate filed a second amended complaint to argue that the amount in controversy was met. Regina, widow of the late William Q. Richards, was added as a plaintiff in the second amended complaint. On March 6, 2023, the VivoPower Defendants filed a new motions to dismiss the Plaintiffs’ second amended complaint. On May 5, 2023, the Plaintiffs filed an instant opposition to the VivoPower Defendants’ motions to dismiss. On May 19, 2023, the VivoPower Defendants submitted a reply supporting their motion to dismiss requesting the dismissal of the Plaintiffs’ claim and therefore the Company does not expect the Plaintiff to be successful in its complaint.

The suit was settled without prejudice for $225k, with a payment of $50,000 in October 2024 to be followed by 12 equal monthly payments of $14,583.33. A litigation provision of $0.2 million   has been made in the accounts at the end of FY24.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2024.

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

The following material contracts, which were outside of the ordinary course of business, were entered into during the year ended June 30, 2024 (including the exhibits thereto).

●	In April 2024, the company entered into a binding heads of agreement to merge Tembo with NASDAQ listed Cactus Acquisition Corp. 1 Limited (CCTS) at an indicative US$838m equity value.
●	On April 5, 2024, the Company entered into an equity distribution agreement with Chardan Capital Markets LLC for the sale of our Ordinary Shares, nominal value $0.12 per share, with an aggregate offering price of up to $3,475,000, with Chardan as the exclusive sales agent
●	On December 12, 2023, the Company entered into an ordinary share purchase agreement with Abri Advisors, pursuant to which the Company issued and sold 220,000 Ordinary Shares at a price per share of $1.15, to Abri Advisors
●	On October 6, 2023, the Company entered into a purchase agreement with White Lion Capital LLC for up to $2,300,000 of our Ordinary Shares, subject to the Company’s request, until December 23, 2023. By June 30, 2024, White Lion had purchased 50,000 shares for $85,000.
●	On November 13, 2023, the Company entered into an ordinary share purchase agreement with Abri Advisors, pursuant to which the Company issued and sold 260,000 Ordinary Shares at a price per share of $1.25, to Abri Advisors

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £500 of dividend income received in the 2024/2025U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 8.75% on dividend income within the basic rate band, 33.75% on dividend income within the higher rate band and 39.35% on dividend income within the additional rate band.

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

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the applicable rate of U.K. corporation tax 25% for companies with profits in excess of £250,000, 19% for companies with profits below £50,000, and marginal relief for companies with profits between £50,000 and £250,000 ).

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of Ordinary Shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred unrelieved capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The current annual exemption for the 2024/2025 tax year is £3,000 for individuals and personal representatives, and £1,500 for most trustees.

Subject to any reliefs that may be available, an individual holder will be subject to capital gains tax on any gain above the annual exemption amount at a rate of 10 % or 20% depending on the total amount of the individual’s taxable income in the same tax year as the disposal takes place.

Companies

A disposal or deemed disposal of Ordinary Shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any exemptions or reliefs that apply or may be available. UK corporation tax is charged on chargeable gains at the current main rate of 25% for companies with profits exceeding £250,000, and a lower rate of 19% for companies with profits up to £50,000. Marginal relief applies to companies with profits between these amounts, providing a gradual increase in the corporation tax rate from 19% to 25%.. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and now only applies to assets acquired prior to 31 December 2017.

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

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions

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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

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

Passive Foreign Investment Company Considerations

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

We believe that we were not a PFIC during our 2024 taxable year and do not expect to be a PFIC during our 2025 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Ordinary Shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

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

Backup Withholding and Information Reporting

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

Certain Reporting Requirements with Respect to Payments of Offer Price

U.S. holders paying more than $100,000 for our Ordinary Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our Ordinary Shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Financial Asset Reporting

Certain U.S. holders may be required to file IRS Form 926 reporting the payment of the offer price for our Ordinary Shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926 with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply.

Furthermore, certain U.S. holders who are individuals and certain entities will be required to report information with respect to such U.S. holder’s investment in “specified foreign financial assets” on IRS Form 8938, subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include our Ordinary Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. holders are urged to consult their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Ordinary Shares.

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

Attention: Gary Challinor

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2024:

●	Cash and cash equivalents $0.2 million denominated in AUD.
●	Restricted cash $0.3 million denominated in AUD.
●	Trade and other receivables $0.4 million denominated in AUD, $2.1 million in GBP and $0.8 million in EUR.
●	Trade and other payables $6.2 million denominated in AUD, $2.2 million in EUR and $5.5 million in GBP.

Of the total shareholder loan of $29.1 million, $27.1 million is denominated in USD and $1.9 million is denominated in AUD.

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

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) as of June 30, 2024, has concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

As part of our review of internal controls over financial reporting, we identified some weaknesses in our processes and systems, including inconsistencies in the implementation of controls over certain account reconciliations and the review processes related to financial reporting. While these issues did not result in material misstatements in the financial statements, they highlight areas where improvements are needed to enhance the overall reliability and efficiency of our internal control framework. We are actively addressing these matters by implementing additional procedures and strengthening our review processes to mitigate any potential risks.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Audit and Risk Committee.” The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee) and Peter Jeavons. All members have been determined by the Board to be independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020.

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

VivoPower became certified as a B Corporation in April 2018. VivoPower recertified as a B Corporation in 2022 and was recognized in the Best For The World program as being in the top 5% amongst B Corporations for Governance. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the annual general meeting on August 20, 2018, to include:

(i)	the purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole;

(ii)	in exercising the powers of the Company, a Director shall have regard to, among other matters, stakeholder interests such as:

a.	the likely consequences of any decision in the long term;
b.	the interests of the Company’s employees;
c.	the need to foster the Company’s business relationships with suppliers, customers and others;
d.	the impact of the Company’s operations on the community and the environment;
e.	the desirability of the Company maintaining a reputation for high standards of business conduct; and,
f.	the need to act fairly as between members of the Company.

As a B Corp, the Company is committed to continuously improve its B Corporation score and deliver on the B Corporation triple bottom line of Planet, People and Profit.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by PKF Littlejohn LLP for audit, audit-related, tax and all other services rendered for the years ended June 30, 2024, June 30, 2023 and June 30, 2022.

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Audit fees	$267	$218	$193
Audit-related fees	-	28	18
Tax fees	-	8	14
Total	$267	$254	$225

Audit Fees

PKF Littlejohn LLP were re-appointed auditors for the year ended June 30, 2024. The audit fees of $267,000 represent the fees of PKF Littlejohn LLP and related firms for audit of June 30, 2024 financial statements.

The audit fees of $218,000 represent the fees of PKF Littlejohn LLP and related firms for audit of the June 30, 2023 financial statements.

Audit-Related Fees

The audit related fees were for audit of local statutory accounts for some Australian subsidiaries.

Tax and Capital Raise – Related Fees

For the year ended June 30, 2024, PKF Newcastle Pty Limited were not engaged for preparation of corporate tax returns for some Australian subsidiaries; in the previous year the company paid $8,000 for these services.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1	Omnibus Incentive Plan, adopted September 5, 2017 and amended July 28, 2023 (incorporated by reference to Exhibit 99.1 to the registration Statement on Form S-8 (File No. 333-273520), filed with the SEC on July 28, 2023).
4.2	Equity Distribution Agreement, dated November 12, 2021, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on November 21, 2021).
4.3	Amendment No. 1 to Equity Distribution Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report Form 6-K (File No. 001-37974), filed with the SEC on July 29, 2022).
4.4	Strategic Direct Investment in Tembo dated June 28, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K - Report of foreign issuer [Rules 31a-16 and 15d-16], filed with the SEC on June 28, 2023.
4.5	Placement Agency Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.6	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.8	Form of Securities Purchase Agreement, dated July 29, 2022, between VivoPower International PLC and the purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
8	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
11.2	Insert Insider Trading policy
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Insert Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: December 19, 2024

VIVOPOWER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS  AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower International PLC and its subsidiaries (the Company) as of 30 June 2024, 2023, and 2022, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended 30 June 2024, 2023, and 2022 and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2024, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial doubt about the Company’s ability to continue as a Going Concern

We draw attention to note 2.1 in the financial statements, which indicates that the group and company are reliant on raising finance and capital within the 12 months, further reduce its cash burn rate, negotiate payment plans with its key creditors and lenders and generate sufficient revenues and cashflows from its expanded range of products and solutions, following the date of approval of these financial statements in order to meet its working capital requirements and continue to fund operations over this period. As stated in note 2.1, these events or conditions, indicate that substantial doubt exists about the group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

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

We reviewed the net current liabilities outstanding and payable in the next 12 months as of 30 September 2024 and reviewed the plans of the group regarding settling these liabilities post 30 September, including payment plans with certain creditors and lenders. We have also reviewed the latest available bank statements, regulatory announcements and board minutes and assessed subsequent events impacting going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter	How we addressed the matter in our audit

Going concern basis of preparation

The financial statements have been prepared on a going concern basis which assumes that the Company and Group will be able to discharge its liabilities as they fall due, despite the net current liability position of $36 million as at June 30, 2024.

Our work in this area included:

● Obtaining the Groups cash flow forecast for a period of twelve months from the date of the financial statements;

● Obtaining the latest current net liability position, evidence of certain third party and related party’s agreement to defer current liabilities over a period of one year;

● Verifying, the post year end receipt of cash in respect of share issues subsequent to the year end and the proceeds on the disposal of Vivo PTY Limited, along with the settlement of liabilities post year end;

● Obtaining the signed loan facility providing for the future draw down of $12m, which the Directors consider to be satisfactory to enable them to meet the net liability position and to provide further working capital for the business;

● Assessing the appropriateness of the disclosure of the going concern basis of preparation, including the substantial doubt about the Company’s ability to continue as a going concern.

Recoverability of intangible assets and testing for impairment

As at June 30, 2024 the carrying value of goodwill and intangible assets was $2 million. Details of these assets and the related critical judgements and estimates are disclosed in notes 3.2 and 14.

The carrying value of goodwill and other intangible assets is significant and at risk of non-recoverability. The estimated recoverable amount of these balances is subjective due to the inherent uncertainty involved in forecasting and discounting cash flows.

Our work in this area included:

● Reviewing and challenging management’s value in use calculations and/or their fair value less costs to sell calculations, including the rationale behind the key assumptions and cash flow forecasts;

● Checking the mathematical accuracy of the value in use calculations;

● Performing sensitivity analysis on reasonably possible changes in key assumptions and the impact on the headroom;

● Assessing the accuracy of budgets and forecasts used in prior periods to actual results;

● Performing an independent assessment to identify any indicators of impairment; and

● Assessing the appropriateness of the group’s disclosure in respect of the judgements and estimates on whether an impairment exists, the sensitivity analysis on the headroom and the disclosure of the impairment charges amounting to $29.5m (refer to Note 13).

Capitalisation of development costs in accordance with IAS 38

As at June 30, 2024 the carrying value of capitalised intangible assets was $11.6 million. There is a risk that the capitalised costs are ineligible in accordance with the requirements of IAS 38. Details of these assets and the related critical judgements and estimates are disclosed in notes 3.5 and 13.

Given the significance of the development costs on the Group’s statement of financial position and the significant management judgement involved in the determination and the assessment of the carrying values of these assets, there is a risk these costs are not fully recoverable and should be impaired.

Our work in this area included:

● Testing an appropriate sample of additions during the year to supporting documentation;

● Testing and evaluating that all the eligibility criteria for capitalisation within IAS 38 have been met;

● Considering whether there are indicators of impairment, in conjunction with revenues achieved and contracted; and

● Checking the presentation and disclosure requirements are appropriate.

We have served as the Company’s auditors since 2017.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP	15 Westferry Circus
Canary Wharf
December 19, 2024	London E14 4HD

Consolidated Statement of Comprehensive Income

for the Year Ended June 30, 2024

		Year Ended June 30
(US dollars in thousands, except per share amounts)	Note	2024	2023	2022
Revenue from contracts with customers	4	16	4,055	10,160
Cost of sales	4	27	(4,294)	(9,489)
Cost of sales - non-recurring events	4	-	(3,850)	(1,881)

Gross profit/(loss)		43	(4,089)	(1,210)
General and administrative expenses	9	(7,521)	(6,425)	(12,397)
Other gains/(losses)	5	89	31	(54)
Other income	6	-	82	78
Depreciation of property, plant and equipment	12	(746)	(508)	(471)
Amortization of intangible assets	13	(384)	(831)	(850)
Operating loss	7	(8,519)	(11,740)	(14,904)
Restructuring and other non-recurring costs	8	(1,392)	(1,662)	(448)
Impairment losses	13	(29,686)	(421)	-
Finance income	10	1,396	1,156	173
Finance expense	10	(6,015)	(6,839)	(8,481)
Loss before income tax	7	(44,216)	(19,506)	(23,660)
Income tax	11	(1,603)	(559)	1,142
Loss from continuing operations	7	(45,819)	(20,065)	(22,518)
(Loss)/profit from discontinued operations	20	(881)	(4,290)	464
Loss for the period		(46,700)	(24,355)	(22,054)

Losses attributable to:
Equity owners of VivoPower International PLC		(46,700)	(24,355)	(22,054)
		(46,700)	(24,355)	(22,054)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity		(1,194)	1,236	1,043
Total comprehensive loss for the period attributable to owners of the company		(47,894)	(23,119)	(21,011)
Earnings per share attributable to owners of the company (dollars)
Continuing Operations
Basic	26	(14.88)	(8.13)	(10.86)
Diluted	26	(14.88)	(8.13)	(10.86)
Discontinued Operations
Basic	26	(0.29)	(1.74)	0.22
Diluted	26	(0.29)	(1.74)	0.22

See notes to financial statements

Consolidated Statement of Financial Position

As at June 30, 2024

		Year Ended June 30
(US dollars in thousands)	Note	2024	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	12	439	3,742	3,743
Intangible assets	13	15,235	42,175	39,577
Deferred tax assets	11	4,099	5,136	4,668
Total non-current assets		19,773	51,053	47,988

Current assets
Cash and cash equivalents	15	199	553	1,285
Restricted cash	16	292	608	1,195
Trade and other receivables	17	10,044	7,087	9,088
Inventory	18	1,646	2,115	1,887
Assets classified as held for sale	19/20	5,479	-	8,214
Total current assets		17,660	10,363	21,669
TOTAL ASSETS		37,433	61,416	69,657

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	21	37,929	14,597	15,457
Income tax liability	11	280	156	132
Provisions	22	2,230	1,778	1,104
Loans and borrowings	23	8,171	2,384	5,109
Liabilities classified as held for sale	20	5,515	-	1,497
Total current liabilities		54,125	18,915	23,299

Non-current liabilities
Other payables	21	-	6,443	-
Provisions	22	57	76	57
Loans and borrowings	23	20,915	30,004	23,452
Deferred tax liabilities	11	2,873	2,232	1,234
Total non-current liabilities		23,845	38,755	24,743
Total liabilities		77,970	57,670	48,042

Equity
Share capital	24	533	308	256
Share premium	24	108,220	105,018	99,418
Cumulative translation reserve		2	1,203	(139)
Other reserves	25	(6,301)	(6,492)	(5,984)
Accumulated deficit		(142,991)	(96,291)	(71,936)
Equity and reserves attributable to owners		(40,537)	3,746	21,615
Total equity		(40,537)	3,746	21,615
TOTAL EQUITY AND LIABILITIES		37,433	61,416	69,657

These financial statements were approved by the Board of Directors on December 19, 2024, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statement of Cash Flow

for the Year Ended June 30, 2024

		Year Ended June 30
(US dollars in thousands)	Note	2024	2023	2022
Cash flows from operating activities
Loss from continuing operations		(45,819)	(20,065)	(22,518)
(Loss)/profit from discontinued operations	20	(881)	(4,290)	464
Income tax	11	1,771	561	(1,926)
Finance expense	10	6,015	4,973	5,334
Finance income	10	(1,396)	-	-
Depreciation of property, plant and equipment	12	749	750	770
Amortization of intangible assets	13	823	831	1,172
Loss on disposal of property, plant and equipment		471	-	-
Other gains/(losses)	6	(89)	(30)	13
Impairment of goodwill and intangible assets	13	29,844	-	-
Share-based payments		750	147	2,010
Decrease in trade and other receivables	17	1,340	6,355	3,438
(Increase)/decrease in inventory	18	(188)	(680)	102
Increase in trade and other payables	21	7,651	5,332	6,583
Increase/(decrease) in provisions	22	452	674	(572)
Net cash from/(used in) operating activities		1,493	(5,442)	(5,130)

Cash flows from investing activities
Proceeds on sale of property, plant and equipment	12	22	110	57
Purchase of property, plant and equipment	12	(609)	(1,029)	(1,165)
Investment in capital projects	13	(3,979)	(3,857)	(4,254)
Proceeds on disposal of J.A Martin ex-solar business	20	-	2,874	-
Proceeds on sale of capital projects	13	-	47	19
Acquisitions - consideration		-	(66)	-
Net cash used in investing activities		(4,566)	(1,921)	(5,343)

Cash flows from financing activities
Other borrowings	23	-	(108)	(85)
Lease repayments	23	(201)	(43)	-
Proceeds from investor	21	1,000	300	-
Capital raise proceeds	24	2,524	5,500	243
Equity instruments and capital raise costs	25	-	(397)	(47)
Debtor finance borrowings/(repayments)	23	(1,262)	1,297	(4)
Loans from related parties	23	781	3,572	4,231
Repayment of loans from related parties	23	(370)	(370)	-
Bank loan borrowings	23	(7)	(138)	(166)
Chattel mortgage borrowings	23	(62)	(267)	74
Finance expense	10	-	(3,239)	(636)
Transfer from/(to) restricted cash	16	316	587	(55)
Net cash from financing activities		2,719	6,694	3,555

Net (decrease) in cash and cash equivalents		(354)	(669)	(6,918)
Cash and cash equivalents at the beginning of the period	15	553	1,285	8,604
Effect of exchange rate movements on cash held		-	(63)	(401)
Cash and cash equivalents at the end of the period	15	199	553	1,285

See notes to financial statements

Consolidated Statement of Changes in Equity

for the Year Ended June 30, 2024

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Non-controlling interest	Total
At June 30, 2021	222	76,229	(1,465)	15,314	(49,882)	-	40,418
Loss for the year	-	-	-	-	(22,054)	-	(22,054)
Other comprehensive income/(expense)	-	-	1,326	(283)	-	-	1,043
	222	76,229	(139)	15,031	(71,936)	-	19,407
Transactions with owners in their capacity as owners
Capital raises	1	243	-	(122)	-	-	122
Other share issuances	1	217	-	(144)	-	-	74
Employee share awards	8	2,287	-	(283)	-	-	2,012
Conversion of Aevitas equity instruments	24	20,442	-	(20,466)	-	-	-
	34	23,189	-	(21,015)	-	-	2,208

At June 30, 2022	256	99,418	(139)	(5,984)	(71,936)	-	21,615
Loss for the year	-	-	-	-	(24,355)	-	(24,355)
Other comprehensive income/(expense)	-	-	1,342	(106)	-	-	1,236
	256	99,418	1,203	(6,090)	(96,291)	-	(1,504)
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	49	-	-	49
Capital raises	51	5,449	-	(446)	-	-	5,054
Employee share awards	1	151	-	(5)	-	-	147
	52	5,600	-	(402)	-	-	5,250

At June 30, 2023	308	105,018	1,203	(6,492)	(96,291)	-	3,746
Loss for the year	-	-	-	-	(46,700)	-	(46,700)
Other comprehensive income/(expense)	-	-	(1,201)	7	-	-	(1,194)
	308	105,018	2	(6,485)	(142,991)	-	(44,148)
Transactions with owners in their capacity as owners
Equity instruments			-	150	-	-	150
Capital raises	206	2,862	-	(207)	-	-	2,861
Employee share awards	19	340	-	241	-	-	600
	225	3,202	-	184	-	-	3,611

At June 30, 2024	533	108,220	2	(6,301)	(142,991)	-	(40,537)

For further information on “Other Reserves” please see Note 25.

Notes to Consolidated Financial Statements

for the Year Ended June 30, 2024

1. Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). Since June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) holds less than 50% equity interest in the Company, being 20.1% as at June 30, 2024. In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

2. Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. In October 2024, the company implemented a 10-to-1 reverse stock split, this was applied retrospectively to shares.

2.1 Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except when accounting for acquisitions, whereby fair values have been applied.

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

Management has, in the preparation of the audited financial statements of the Group for the year ended June 2024, fully considered and evaluated going concern. Following a comprehensive assessment of the Group’s financial position and projections over the going concern assessment period of 12 months from the expected date of signing the audited financial statements, the assessment of management is that the Group remains a going concern.

Accordingly, management recommends to the Board of Directors that, based on the above assessment, consider the Group remains a going concern as at the date of this report.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

The going concern assessment has been considered with reference to:

(a) the scenario that the Tembo spin off reverse merger IPO is consummated (current expectation is by the end of the first quarter of calendar 2025). Following the completion of this Tembo spin off reverse merger the following probable outcomes arise for VivoPower:

●	VivoPower will continue to retain approximately 55% of the separately listed Tembo Group and consolidate Tembo in its accounts;

●	VivoPower’s cash burn rate will reduce to to a budgeted $154K per month;

●	Subject to the funds raised by Tembo as part of its reverse merger IPO, VivoPower will be paid back up to the full amount of what is owed to it by Tembo within 6 months of Tembo becoming a separate listed company

●	VivoPower’s share price is likely to be re-rated following completion of the separate listing of Tembo, to reflect a valuation closer to the trading price of Tembo

●	VivoPower, subject to fulfilling terms and conditions of the proposed reverse merger with hydrogen technology company, F.A.S.T, will itself be subject to a reverse merger at a significant valuation uplift to current share price; and

●	VivoPower will itself be able to raise additional capital via the equity capital markets, as it has done over the past 12 months despite very challenging market conditions and a number of unexpected obstacles. Since November 2023, VivoPower has been able to raise approximately $10 million of capital despite volatile market conditions

(b)	the scenario where the Tembo spin off reverse merger IPO does not materialize. In this probable scenario, the following outcomes would arise for VivoPower:.

●	VivoPower would continue to retain 100% ownership of the Tembo Group;

●	The combined cash burn rate of VivoPower, including Tembo’s operations, would be expected be approximately $357K per month;

●	Despite the increased cash burn rate, the combined entity (VivoPower and Tembo) is projected to generate net cash inflows from operating activities by June 2025. This positive cash generation is expected to provide significant support for the Group’s liquidity and overall financial health: and

●	VivoPower would have the ability to raise additional capital to support Tembo’s growth, enabling further investment in scaling Tembo’s operations and capturing new opportunities.

As part of the going concern assessment, we also reviewed the net current liabilities outstanding (payable in the next 12 months) as of 30 September 2024, which amounted to $9.3 million. After accounting for adjustments such as excluding payables to related and friendly parties, liabilities settled post-30 September, and reclassifying accrued interest to non-current liabilities, the adjusted net current liabilities has been reduced to $5.4 million.

Additionally, our analysis indicates that the budgeted combined average monthly cash burn (not accounting for sales, deposits and other cash inflows) for VivoPower and Tembo over the next 12 months is approximately $357 thousand per month, or equivalent to $4.3 million per annum.

Considering both the adjusted net liabilities and cash burn, the projected cash outlay for the next 12 months is estimated to be $9.7 million.

As at June 30, 2024, the Company had unrestricted cash totaling $0.2 million compared to $0.6 million as at June 30, 2023 and $1.3 million as at June 30, 2022. However, post balance date, the Company raised $7m from the issuance of ordinary shares pursuant to an F3 registration statement and an F1 registration statement.

As at 30 June 2024, the Company had outstanding debt and borrowing totaling $29.1 million, compared to $32.4 million as at June 30, 2023 and $28.6 million as at June 30, 2022. The outstanding debt and borrowings are to related parties who are also the major shareholders. Most of these borrowings do not fall due for repayment in the next 12 months and are thus classified under long-term liabilities.

Management believes that it will be able to (a) raise sufficient capital over the next 12 months and/or (b) further reduce its cash burn rate and/or (c) negotiate payment plans with its key creditors and lenders and/or (d) generate sufficient revenues and cashflows from its expanded range of products and solutions to ensure that the Company has the requisite liquidity to fund its net current assets/liabilities and cash burn.

Over the next twelve months, with the strategic rationalization of the Company’s business units and the expansion of the Electric Vehicles and ancillary SES products and solutions range, together with the strategic pivot to a cost effective Asian supply chain, the Company expects to grow revenues in a profitable manner. Furthermore, with the Asian supply chain in place, the Company no longer needs to invest in assembly and production facilities, reducing capital expenditure requirements.

To ensure the going concern status of the business, the directors have prepared and reviewed additional plans to mitigate any liquidity risk that may arise during the next twelve months. These include:

●	Delaying any capital expenditures;
●	Reduce or delay operational expenditure scaleup plans;
●	Reduce research and development expenditure;
●	Considered management of supplier and lender payments;
●	Continuous improvement in efficiency and cost management through the use of artificial intelligence tools; and
●	Ensuring the Company is always able to raise debt or equity capital.

Based on the foregoing, the Directors believe these actions provide sufficient cash to support business operations and meet funding requirements as they become due through the next 12 months. The Directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements. However, if we continue to experience losses and we are not able to raise additional financing to provide the funding to grow the revenue streams of the Company to become profit making, or generate cash through sale of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern, accordingly there is a material uncertainty that may cause significant doubt about the going concern nature of the Group. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Significant effort has been undertaken to review and rationalize our expenses and creditors, resulting in an expected spend of approximately $9.7 million over the next 12 months.

With access to the $12 million facility, in addition to the $8.7 million owed to us by TAG, we believe there are, and will continue to be, sufficient resources to support operations for at least the next 12 months. This assessment excludes any potential additional funds from Tembo’s de-SPAC process, anticipated sales revenues, or the joint venture related to our Caret operations.

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

Negative goodwill arose on the acquisition of the remaining 50% share of ISV from Innovative Solar Systems, LC (“ISS”), constituting a bargain purchase. The gain was immediately recognized in the profit and loss during the year ended June 30, 2021.

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

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are presented separately in the Statement of Comprehensive Income

2.7 Inventory

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

2.8 Leases

The Group leased offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 8 years but may have extension options. Extension options were not recognized by the Group in the determination of lease liabilities unless renewals are reasonably certain.

Contracts could contain both lease and non-lease components. The Group allocated the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms were negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets were not be used as security for borrowing purposes.

Leases were recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease were initially measured on a present value basis, with lease payments discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. The Group presents lease liabilities in loans and borrowings in the Statement of Financial Position.

Lease payments were allocated between principal and finance cost. The finance cost is charged to the Statement of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are presented in property, plant and equipment and depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Share capital

Ordinary Shares, nominal value $0.12 per share (the “Ordinary Shares”) are classified as equity. Incremental costs directly attributable to the issue of Ordinary Shares are recognized as a deduction from equity, net of any tax effects.

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

Other non-recurring costs also include provisions created for the recoverability of UK input taxes claimed in prior years.

2.19 New standards, amendments and interpretations

At the date of authorization of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

International Accounting Standards (amendments)	Effective date*
Amendment to IAS 1 - Non-current liabilities with covenants	1 January 2024
IFRS 16 - Amendments regarding lease liability in a sale and leaseback	1 January 2024
Amendment to IAS 7 and IFRS 7 - Supplier finance	1 January 2024
Amendments to IAS 21 - Lack of Exchangeability	1 January 2025
Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments	1 January 2026
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2024
IFRS S1, ‘General requirements for disclosure of sustainability-related financial information	1 January 2024
IFRS S2, ‘Climate-related disclosures’
*Years beginning on or after

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

Impairment assessments require the use of estimates and assumptions. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance (which includes production and sales volumes), as further disclosed in Note 13. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs.

Intangibles impaired during the year were for Caret leases abandoned or not renewed. Additionally, following the sales of Kenshaw electric Pty Ltd, effective July 1st, 2024, Goodwill and Intangible assets held by other Australian entities in Kenshaw were impaired as part of our discontinued operations review.

During the year, a total of $29.8 million of intangibles and goodwill were assessed to be impaired.

These include Caret intangibles amounting to $11.2 million for the impairment of all solar projects with the exception of TX75 and TX341.

Following the sale of Kenshaw Electric Pty Ltd, the company recorded an additional write-off of goodwill and intangibles totaling $9.5 million. Additionally, the related goodwill amounting to $9.1 million for PTY was written off as it entered voluntary administration in FY24.

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

A litigation provision of $0.2 million has been made in the accounts as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145. The suit was settled with a payment of $0.05 million made in September 2024 to be followed by 12 equal monthly payments of $14,583.33.

3.5	Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2024, the carrying amount of capitalized development costs were $ 11.6 million (2023: $7.8 million).

3.6	Income taxes

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

3.7	Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.1 million at June 30, 2024 (June 30, 2023: $4.3 million; June 30, 2022: $4.7 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

3.8	Fair value measurement

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

4 Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the board of directors of the Company (the “Board”), which is the Group’s chief operating decision maker.

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

Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally; Tembo also includes Tembo EV Pty Ltd based in Australia that recently launched the Tembo Tusker electric pickup truck in Australia and New Zealand and Tembo Technologies Pty Ltd. That is developing an all-electric Jeepney for the Philippines transport market. For FY24, there was no revenue recognised from either Tembo EV Pty Ltd or Tembo Technologies Pty Ltd.

Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs.

Solar Development is represented by Caret in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

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

4.1	Revenue

Revenue from continuing operations by geographic location is as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Australia	-	2,591	8,670
Netherlands	16	1,464	1,490
Total revenues	16	4,055	10,160

Revenue by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Electrical products and related services	-	2,591	8,670
Vehicle spec conversion	-	-	789
Conversion kits	16	1,394	301
Accessories	-	70	400
Total revenues	16	4,055	10,160

The Group had one customer representing more than 10% of revenue for the year ended June 30, 2024 (year ended June 30, 2023: 1; year ended June 30, 2022: none).

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Year Ended June	Continuing operations						Discontinued operations	Total
30, 2024 (US dollars in	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	-	-	16	-	-	16	11,811	11,827
Costs of sales - other	(52)	-	102	(23)	-	27	(10,268)	(10,241)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	(52)	-	118	(23)	-	43	1,543	1,586
General and administrative expenses	(53)	(344)	(1,794)	(324)	(5,006)	(7,521)	(1,228)	(8,749)
Other gains/(losses)	47	-	10	32	-	89	4	93
Other income	-	-	-	-	-	-	99	99
Depreciation and amortization	(448)	-	(671)	(3)	(8)	(1,130)	(439)	(1,569)
Operating loss	(506)	(344)	(2,337)	(318)	(5,014)	(8,519)	(21)	(8,540)
Restructuring and other non-recurring costs	-	-	-	-	(1,392)	(1,392)	2	(1,390)
Impairment losses	(48,315)	(11,187)	(366)	10,787	(77,325)	(29,686)	(552)	(30,238)
Finance expense - net	(3,741)	(2)	(2,726)	(68)	1,918	(4,619)	(310)	(4,929)
Profit/(loss) before income tax	44,068	(11,533)	(5,429)	10,491	(81,813)	(44,216)	(881)	(45,097)
Income tax	(797)	-	277	(1,083)	-	(1,603)	-	(1,603)
Loss for the year	43,271	(11,533)	(5,152)	9,408	(81,813)	(45,819)	(881)	(46,700)

Year Ended June	Continuing operations						Discontinued operations	Total
30, 2023 (US dollars in	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue from contracts with customers	2,591	-	1,464	-	-	4,055	11,005	15,060
Costs of sales - other	(2,722)	-	(1,572)	-	-	(4,294)	(9,178)	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(3,981)	-	(108)	-	-	(4,089)	1,827	(2,262)
General and administrative expenses	(195)	(297)	(1,005)	(367)	(4,561)	(6,425)	(1,195)	(7,620)
Gain/(loss) on solar development	1	-	-	30	-	31	(4,208)	(4,177)
Other income	13	69	-	-	-	82	37	119
Depreciation and amortization	(653)	-	(673)	(3)	(10)	(1,339)	(242)	(1,581)
Operating loss	(4,815)	(228)	(1,786)	(340)	(4,571)	(11,740)	(3,781)	(15,521)
Restructuring and other non-recurring costs	-	-	200	-	(1,862)	(1,662)	(1)	(1,663)
Impairment loss			(414)		(7)	(421)	-	(421)
Finance expense - net	(6,314)	(34)	936	(50)	(221)	(5,683)	(527)	(6,210)
Profit/(loss) before income tax	(11,129)	(262)	(1,064)	(390)	(6,661)	(19,506)	(4,309)	(23,815)
Income tax	(638)	-	(40)	119	-	(559)	19	(540)
Loss for the year	(11,767)	(262)	(1,104)	(271)	(6,661)	(20,065)	(4,290)	(24,355)

Year Ended June	Continuing operations						Discontinued operations	Total
30, 2022 (US dollars in	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services
Revenue	8,670	-	1,490	-	-	10,160	27,456	37,616
Costs of sales - other	(7,985)	-	(1,504)	-	-	(9,489)	(24,661)	(34,150)
Cost of sales - non-recurring events	(1,881)	-	-	-	-	(1,881)	-	(1,881)
Gross profit	(1,196)	-	(14)	-	-	(1,210)	2,795	1,585
General and administrative expenses	(154)	(80)	(2,901)	(1,660)	(7,602)	(12,397)	(2,899)	(15,296)
Other gains/(losses)	62	(139)	-	23	-	(54)	41	(13)
Other income	78	-	-	-	-	78	908	986
Depreciation and amortization	(866)	-	(443)	(3)	(9)	(1,321)	(1,066)	(2,387)
Operating profit/(loss)	(2,076)	(219)	(3,358)	(1,640)	(7,611)	(14,904)	(221)	(15,125)
Restructuring and other non-recurring costs	40	-	(429)	-	(59)	(448)	5	(443)
Finance expense - net	(7,347)	-	(974)	23	(10)	(8,308)	(295)	(8,603)
Profit/(loss) before income tax	(9,383)	(219)	(4,761)	(1,617)	(7,680)	(23,660)	(511)	(24,171)
Income tax	523	-	575	192	(148)	1,142	975	2,117
Loss for the year	(8,860)	(219)	(4,186)	(1,425)	(7,828)	(22,518)	464	(22,054)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	5,958	1,549	20,674	72	9,180	37,433
Liabilities	(8,596)	(284)	(17,550)	(1,026)	(50,514)	(77,970)
Net assets/(liabilities)	(2,638)	1,265	3,124	(954)	(41,334)	(40,537)

As at June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	18,034	12,726	17,493	10,343	2,819	61,416
Liabilities	(15,539)	-	(7,564)	(645)	(33,921)	(57,670)
Net assets/(liabilities)	2,495	12,726	9,929	9,698	(31,102)	3,746

As at June 30, 2022	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	30,878	22,505	14,202	1,170	903	69,657
Liabilities	(13,452)	(377)	(4,528)	(485)	(29,200)	(48,042)
Net assets/(liabilities)	17,426	22,128	9,673	685	(28,297)	21,615

5. Other gains/(losses)

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Australian solar projects	32	31	23
Other gains/(losses)	57	-	(77)
Total gain/(loss) on Solar Development	89	31	(54)

6. Other income

The Australian government’s Jobkeeper allowance helped keep Australian citizens in jobs and supported businesses affected by the significant economic impact of the COVID-19 pandemic. The allowance is included in other income and recognized in the period that the related costs, for which it is intended to compensate, are expensed. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance. This also includes a previous year deposit which was refunded in March 2023. There is no other income recognized in the year ended June 30, 2024.

7. Operating profit/(loss)

Operating profit/(loss) from continuing operations is stated after charging/(crediting):

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Amortization of intangible assets	384	831	850
Depreciation of property, plant and equipment	746	750	770
Auditors’ remuneration - audit fees	267	193	177
Auditors’ remuneration - tax services	-	8	12
Directors’ emoluments	742	719	693
(Gain)/loss on disposal of assets	(89)	(30)	13

8. Restructuring and other non-recurring costs

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Corporate restructuring - professional fees	-	200	194
Corporate restructuring - litigation provision	-	-	(128)
Fiscal refunds provision	1,389	1,768	-
Remediation	-	(361)	382
Acquisition related and other costs	3	55	-
Total	1,392	1,662	448

In the year ended June 30, 2024, the Company also incurred non-recurring costs of $1.4 million (June 30, 2023: $1.8 million) relating to the provision for VAT liability that is assessed by HMRC.

In our FY23 accounts, a provision of $1 million was made for the potential failure to convince HMRC that the VAT claims made by VivoPower International PLC (PLC) were correct and should be refunded to the company. During FY24, HMRC cancelled the VAT Registration for PLC on the basis that the claim had no merit. Post year-end, PLC has lodged a formal appeal with HMRC and is currently considering further options, which may include seeking a Tribunal hearing if necessary.

Also, in FY24 HMRC cancelled the VAT registration of VivoPower International Services Ltd (VISL) due to outstanding payments. Post year end VISL has lodged a formal appeal with HMRC. Should this appeal fail we then plan to insist on a Tribunal hearing.

Additionally, post year end both PLC and VISL have engaged a UK based legal firm specializing in solving VAT issues with HMRC.

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

9. Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended June 30
	2024	2023	2022
Sales and Business Development	4	11	13
Central Services and Management	10	18	29
Production	46	64	212
Total	60	93	254

Their aggregate remuneration costs comprised:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Salaries, wages and incentives	2,045	5,465	15,237
Social security costs	362	430	730
Pension contributions	175	369	844
Short-term compensated absences	39	366	1,277
Total	2,621	6,630	18,088

Directors’ emoluments for the year ended June 30, 2024 were $358,292 (year ended June 30, 2023: $347,179; year ended June 30, 2022: $376,043) of which the highest paid director received $85,571 (year ended June 30, 2023: $81,819; year ended June 30, 2022: $91,029). Our Executive Chairman, Kevin Chin, also received an additional $325,000 for his role as the CEO during the year ended June 30, 2024 (year ended June 30, 2023: $325,000). Director emoluments include employer social security costs.

Key Management Personnel:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Salaries, wages and incentives	957	1,120	1,578
Social security costs	6	38	151
Pension contributions	35	60	114
Equity incentives	-	-	392
Total	998	1,218	2,236

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2024 was  8 (year ended June 30, 2023: 10; year ended June 30, 2022: 10).

10. Finance income and expense

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Finance income
Foreign exchange gain	1,380	1,150	173
Interest income	16	6	-
Total finance income	1,396	1,156	173

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Finance expense
Related party loan interest payable	4,637	3,801	3,351
Convertible loan notes and preference shares interest payable	267	204	217
Lease liability interest payable	13	15	4
Bank interest payable	49	41	(4)
Foreign exchange losses	452	2,540	4,757
Other finance costs	597	238	156
Total finance expense	6,015	6,839	8,481

11. Taxation

(a)	Tax (charge)/credit

	Year Ended June 30
	2024			2023			2022
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Current tax
UK corporation tax	-	-	-	-	-	-	(52)	-	(52)
Foreign tax	-	-	-	(924)	-	(924)	818	-	818
Total current tax	-	-	-	(924)	-	(924)	766	-	766

Deferred tax
Current year
UK tax	-	-	-	-	-	-	(96)	-	(96)
Foreign tax	(1,603)	-	(1,603)	365	19	384	471	975	1,446
Total deferred tax	(1,603)	-	(1,603)	365	19	384	375	975	1,350

Total income tax	(1,603)	-	(1,603)	(559)	19	(540)	1,141	975	2,116

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Loss before income tax before continuing operations	(44,216)	(19,506)	(23,660)
Group weighted average corporation tax rate	18.36%	26.60%	22.20%
Tax at standard rate	8,121	5,189	5,253
Effects of:
Expenses that are not deductible for tax purposes	-	-	(833)
Adjustment to prior year tax provisions	-	-	137
Deferred tax assets not recognized on tax losses	(9,724)	(5,748)	(3,415)
Total income tax from continuing operation for the period recognized in the
Consolidated Statement of Comprehensive Income	(1,603)	(559)	1,142

(b)	Deferred tax

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Deferred tax assets	4,099	5,136	4,668
Deferred tax liabilities	(2,873)	(2,232)	(1,234)
Net deferred tax asset	1,226	2,904	3,434

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total

June 30, 2021	1,853	642	2,495
Credit/(charged) to comprehensive income	2,227	(54)	2,173
June 30, 2022	4,080	588	4,668
Credit to comprehensive income	196	272	468
June 30, 2023	4,276	860	5,136
Charge to comprehensive income	(177)	(860)	(1,037)
June 30, 2024	4,099	-	4,099

The deferred tax liabilities are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2021	-	(411)	(411)
Charged to comprehensive income	-	(823)	(823)
June 30, 2022	-	(1,234)	(1,234)
Charged to comprehensive income	-	(998)	(998)
June 30, 2023	-	(2,232)	(2,232)
Charged to comprehensive income		(641)	(641)
June 30, 2024	-	(2,873)	(2,873)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

12. Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At June 30, 2021	562	1,568	1,611	122	2,691	6,554
Foreign exchange	(41)	(154)	(146)	(10)	(214)	(565)
Additions	28	184	343	209	2,470	3,234
Disposals	-	(150)	(48)	-	(53)	(251)
Reclass to assets held for sale	(231)	(1,015)	(320)	(74)	(1,295)	(2,935)
At June 30, 2022	318	433	1,440	247	3,599	6,037
Reclassifications/corrections	-	-	-	-	(707)	(707)
Foreign exchange	(10)	(23)	(32)	(9)	(43)	(117)
Additions	36	92	558	10	239	935
Disposals	(37)	(39)	(250)	-	(54)	(380)
At June 30, 2023	307	463	1,716	248	3,034	5,768
Reclass to assets held for sale[1]	(235)	(400)	(867)	(249)	(2,049)	(3,800)
Foreign exchange	1	2	-	-	(5)	(2)
Additions	18	307	57	1	226	609
Disposals	(3)	(63)	(495)	-	(1,131)	(1,692)
At June 30, 2024	88	309	411	-	75	883

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Depreciation
At June 30, 2021	399	970	872	56	1,682	3,979
Foreign exchange	(33)	(95)	(93)	(6)	(167)	(394)
Charge for the year (including discontinued operations)	69	186	179	22	752	1,208
Disposals	-	(131)	(9)	-	(53)	(193)
Reclass to assets held for sale	(197)	(719)	(232)	(43)	(1,115)	(2,306)
At June 30, 2022	238	211	717	29	1,099	2,294
Reclassifications/corrections	-	-	-	-	(685)	(685)
Foreign exchange	(5)	(10)	(18)	(1)	(29)	(63)
Charge for the year	48	90	179	22	411	750
Disposals	(26)	(28)	(171)	0	-45	(270)
At June 30, 2023	255	263	707	50	751	2,026
Reclass to assets held for sale[1]	(201)	(287)	(543)	(71)	(616)	(1,759)
Foreign exchange	(1)	3	1	-	(23)	(28)
Charge for the year	31	87	136	21	474	749
Disposals	(4)	(40)	(30)	-	(470)	(544)
At June 30, 2024	80	20	269	1	75	444

Net book value	Computer Equipment	Motor vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
At June 30, 2022	80	222	723	218	2,500	3,743
At June 30, 2023	52	200	1,009	198	2,283	3,742
At June 30, 2024	8	289	142	-	-	439

1.	Reclassification to Held for Sale at June 30, 2024 on account of the sale of Kenshaw Electrical, refer to Note 20 Discontinued Operations

13. Intangible assets

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Goodwill	1,635	17,697	18,269
Other intangible assets	13,600	24,478	21,308
Total	15,235	42,175	39,577

a)	Goodwill

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
As at July 1	17,697	18,269	25,794
Reclassification to held for sale assets	-	-	(5,289)
Impairment losses	(16,124)	-	-
Foreign exchange	62	(572)	(2,236)
Carrying value	1,635	17,697	18,269

b)

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	-	6,946	7,222
VivoPower Pty Ltd (allocated to the Solar Development segment)	-	9,091	9,451
Tembo (allocated to the Electric Vehicle segment)	1,635	1,660	1,595
Total	1,635	17,697	18,269

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

Following the sale of Kenshaw Electric on July 2nd 2024, the CGU represented by Aevitas (being Critical Power Services) was written off as no longer being capable of being recovered from ongoing operations.

With the sale of Kenshaw and the writing off of all goodwill and intangibles, it was then required to affect a similar write-off of the goodwill and intangibles held by VivoPower Pty Ltd (PTY) as also no longer capable of being recovered. On July 5, 2024 following a detailed internal review of PTY it was decided to place it into Voluntary Administration, hence requiring the final write off of all PTY’s goodwill and intangibles held in other subsidiaries.

The intangibles represented by Tembo e-LV and its subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were discount rate based on the weighted average cost of capital of 13.7% (June 30, 2023: 12%, June 30, 2022: 12%) and an EBITDA compound average annual growth rate (CAGR) of 283% over the next 5 years. We have conducted a discounted cashflow for the impairment testing model; we have not included the terminal value in our analysis. Growth rates reflect the commencement of planned series production at volume during the 5 year period, as the product development project is completed for the current variant, to meet customer demand per sales agreements of over 15,000 units with major international distribution partners, including Access Industriel, Bodiz Automotive LLC., GHH Mining Machines, Fource Maline, Cheetah EV etc.

We conducted a sensitivity analysis to assess the impact of changes in key assumptions on the impairment testing outcome for Tembo. In this analysis, we considered a 5% increase in the discount rate (WACC) and a 50% reduction in the compound annual growth rate (CAGR). The results indicate that, even with these adjusted assumptions, no impairment would need to be recognised. The analysis further revealed that an impairment would only be triggered if the CAGR falls below 71% at a WACC of 18.2%.

In reviewing past performance and lack of Revenues we have analyzed the following;

●	Supply Chain issues relating to limited cash flows to procure components
●	Staffing issues relating to the changing nature of our R&D activities
●	Moving from Design to Test and potential rework
●	Customer appetite to place orders and commit
●	Customer acceptance of our revised Terms of Trade
●	Now aligned with what other EV Conversion Kits suppliers are requiring
●	Supplier’s capability to deliver the volumes we believe we can sell
●	Tembo’s ability to train and support the early adopters of our kits

The CGU represented by Caret active solar projects (TX75 and TX341) was assessed to have a value in excess of its carrying value and hence no further adjustments to capitalized development costs were considered necessary. Other sites were discontinued during the year and their carrying value is impaired.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At June 30, 2021	5,781	3,028	4,484	11,744	513	169	25,719
Foreign exchange	(542)	(271)	(376)	-	(63)	(13)	(1,265)
Additions	-	-	-	878	3,355	19	4,252
Disposals	-	(9)	-	-	-	-	(9)
Reclass to Assets held for sale	(2,687)	(1,385)	-	-	-	-	(4,072)
At June 30, 2022	2,552	1,363	4,108	12,622	3,805	175	24,625
Foreign exchange	4	(25)	(157)	-	302	(1)	123
Additions	-	-	-	103	3,725	29	3,857
Disposals	-	-	-	(47)	-	-	(47)
At June 30, 2023	2,556	1,338	3,951	12,678	7,832	203	28,558
Foreign exchange	(9)	1	25	-	(112)	-	(95)
Additions	-	-	-	13	3,966	-	3,979
At June 30, 2024	2,547	1,339	3,976	12,691	11,686	203	32,442

Amortization and Impairment	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2021	2,158	855	1,368	-	18	169	4,568
Foreign exchange	(208)	(79)	(115)	-	(2)	(13)	(417)
Amortization	405	181	274	-	-	-	860
Disposals	-	-	-	-	-	-	-
Reclass to Assets held for sale	(1,232)	(462)	-	-	-	-	(1,694)
At June 30, 2022	1,123	495	1,527	-	16	156	3,317
Foreign exchange	(1)	(8)	(61)	-	2	-	(68)
Amortization	385	137	266	-	43	-	831
Disposals	-	-	-	-	-	-	-
At June 30, 2023	1,507	624	1,732	-	61	156	4,080
Foreign exchange	(6)	(1)	19	-	(3)	-	9
Amortization and impairment	680	626	2,225	11,188	34	-	14,753
At June 30, 2024	2,181	1,249	3,976	11,188	92	156	18,842

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2022	1,429	868	2,581	12,622	3,789	19	21,308
At June 30, 2023	1,049	714	2,219	12,678	7,771	47	24,478
At June 30, 2024	366	90	-	1,503	11,594	47	13,600

Customer relationships and trade names have an average remaining period of amortization of 3 years and 3 years respectively. Solar projects and electric vehicle product development costs are incomplete and not generating revenue and therefore are not amortized in FY24.

Additions for the year comprise $4.0 million electric vehicle product development costs in Tembo and $0.01 million of solar project development costs in Caret.

14. Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2024 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE,
VivoPower (USA) Development, LLC	100%	USA 19808
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	100%
Caret Decimal, LLC	100%

VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	100%
Aevitas O Holdings Pty Ltd	100%
Aevitas Group Limited	100%
Aevitas Holdings Pty Ltd	100%	153 Walker St, North Sydney NSW, Australia 2060
Electrical Engineering Group Pty Limited	100%
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	100%
KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Limited)*	100%
Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	100%
Tembo EV Pty Ltd	100%	Level 11, 153 Walker Street, North Sydney NSW, 2060 Australia
TemboDrive Pty Ltd	100%

VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street,
VivoPower RE Solutions Inc.	64%	E-Square Zone, Crescent Park West, Bonifacio Global City,
V.V.P. Holdings Inc.**	40%	Taguig, Metro Manila

Tembo e-LV B.V.	100%
Tembo 4x4 e-LV B.V.	100%	Marinus van Meelweg 20, 5657 EN, Eindhoven, NL
FD 4x4 Centre B.V.	100%

*	These entities were subsidiaries of the Company as of June 30, 2024 but were subsequently sold and are no longer subsidiaries of the Company as of the date of this report

**	V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

15. Cash and cash equivalents

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Cash at bank and in hand	199	553	1,285

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
A+	11	(8)	171
A	-	-	-
A-	-	2	2
AA-	188	559	1,112
Total	199	553	1,285

16. Restricted cash

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Bank guarantee security deposit	292	608	1,195

At June 30, 2024, there is a total of $0.3 million (June 30, 2023, $0.6 million; June 30, 2022, $1.2 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

17. Trade and other receivables

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Current receivables
Trade receivables	-	1,649	3,866
Contract assets	254	893	694
Other current assets	67	66	-
Prepayments	79	277	787
Other receivables	9,644	4,027	3,055
Deposits	-	-	504
Current tax receivable	-	175	182
Total	10,044	7,087	9,088

Other receivables at June 30, 2024 includes receivable from investor amounting to $10.0 million representing their subscription investment into Tembo, of which $8.7 million was not yet paid. The corresponding shares related to this have not yet been issued and as such classified in “Shares to be issued” under Trade and other payables in the Consolidated Statement of Financial Position. Other receivables also include a receivable from our transfer agent Chardan Capital Markets for ATM issuance proceeds which were only credited to the Group’s account on July 1, 2024.

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Trade receivables	-	1,649	3,866
Less: credit note provision	-	-	-
Total	-	1,649	3,866

The maximum exposure to credit risk for trade receivables by geographic region was:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Australia	-	1,451	2,684
Netherlands	-	198	1,182
Total	-	1,649	3,866

The aging of the trade receivables, net of provisions is:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
0-90 days	-	1,410	3,306
Greater than 90 days	-	239	560
Total	-	1,649	3,866

18. Inventory

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Raw materials	1,646	2,115	1,887
Total	1,646	2,115	1,887

19. Assets classified as held for sale

		Year Ended June 30
(US dollars in thousands)	% Owned	2024	2023	2022
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited) - ex solar	100%	-	-	8,214
KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)		5,479	-	-
Total		5,479	-	8,214

The ex power and critical supply operations of Kenshaw Electrical Pty Ltd were sold on July 2, 2024.   As disclosed in note 20, the assets and liabilities of the disposed operation met the definition of discontinued operation under IFRS 5 at June 30, 2024. Accordingly, assets and liabilities of the discontinued operation were reclassified to assets and liabilities held for sale as at June 30, 2024. As detailed in note 20, assets held for sale of $5.5 million as at June 30, 2024 comprised goodwill of $0.2 million, inventories of $0.7 million, property, plant and equipment of $2.1 million and trade and other receivables of $2.4 million.

20. Discontinued operations

On July 2, 2024, Kenshaw Electrical Pty Ltd was sold for a consideration of $0.8 million (AU$1.2 million).

Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

Financial performance and cash flow information

The financial performance and cash flow information presented are for the years ended June 30, 2024, 2023 and 2022:

Schedule of financial performance and cash flow information

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Revenues	11,909	11,005	27,456
Cost of sales	(10,268)	(9,178)	(24,661)
Expenses	(2,522)	(6,136)	(3,306)
Loss before income tax	(881)	(4,309)	(511)
Income tax expense	-	19	975
Gain/(loss) from discontinued operations	(881)	(4,290)	464

Net cash inflow/(outflow) from operating activities	(881)	(4,290)	464
Net cash inflow/(outflow) from investing activities	-	-	-
Net cash inflow/(outflow) from financing activities	-	-	-
Net increase in cash generated by subsidiary	(881)	(4,290)	464

Assets and liabilities of disposal group as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operations as at June 30, 2024 and 2022; the assets and liabilities held for sale as of June 30, 2022 were subsequently disposed of in the year ended June 30, 2023:

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Assets classified as held for sale
Trade and other receivables	2,366	-	239
Inventories	657
Property, plant and equipment	2,040	-	629
Goodwill	210	-	5,289
Intangible assets	-	-	2,057
Deferred tax assets	206
Total assets of disposal group classified as held for sale	5,479	-	8,214

Liabilities directly associated with assets classified as held for sale
Trade and other payables	2,722	-	91
Current debt	1,267	-	1,126
Non-current debt	77	-	74
Lease liabilities - current	263	-	157
Lease liabilities - non-current	1,186	-	49
Total liabilities of disposal group classified as held for sale	5,515	-	1,497

Net assets/(liabilities) identified as held for sale	(36)	-	6,717

Estimated gain on sale - Kenshaw Electrical Pty Ltd	USD 000	AUD 000
Consideration received or receivable
Cash
Purchase price	2,668	4,000
Working capital adjustment	(1,860)	(2,789)
Cash	808	1,211
Fair value of contingent consideration	-	-
Less costs to sell	-	-
Total disposal consideration	808	1,211
Estimated carrying amount of net assets/(liabilities) sold	(36)	(54)
Estimated gain on sale as at June 30, 2024	844	1,265

Disposal consideration for the sale of Kenshaw Electrical Pty Ltd on July 2, 2024 comprised of cash purchase price including completion working capital adjustments of $2.7 million (AU$4.0 million). Net book value of net liabilities sold was $0.03 million (AU$0.1 million), resulting in a gain on disposal of $0.8 million (AU$1.3 million).

Disposal consideration for the sale of Kenshaw Solar Pty Ltd on July 1, 2022, comprised cash purchase price including completion working capital adjustments of $2.9 million (AU$4.3 million). Initial estimate of fair value of deferred contingent consideration of $4.5 million, as recorded in July 2022, payable 12 months after completion, applied a contracted 4.5x multiple to year 1 forecast EBITDA of AU$2.7 million, discounted at 10% to net present value, less purchase price paid. The final deferred consideration of $0.6 million (AU$ 0.9 million) was received in August 2023. Costs to sell comprised advisory fees of $0.4 million (AU$0.5 million). Net book value of net assets sold was $7.0 million (AU$10.1 million), resulting in a loss on disposal of $3.9 million (AU$5.4 million).

Reconciliation of adjusted loss on sale – Kenshaw Solar Pty Ltd	USD 000	AUD 000
Gain on sale - as estimated at June 30, 2022	34	50
Cash consideration adjustment	378	529
Fair value of contingent consideration adjustment	(3,965)	(5,548)
Cost to sell adjustment	(18)	(25)
Carrying amount of net assets sold adjustment	(283)	(397)
Loss on sale reported in year ended June 30, 2023	(3,854)	(5,391)

21. Trade and other payables

	Year Ended June 30
(US dollars in thousands)	2024	2023	2022
Current trade and other payables
Trade payables	10,973	7,725	5,692
Shares to be issued	10,000	2,500	-
Accruals	13,188	1,321	4,322
Related party payable	-	-	477
Payroll liabilities	3,574	2,077	2,210
Sales tax payable	-	116	949
Deferred income	10	318	974
Other creditors	184	540	833
Total current trade and other payables	37,929	14,597	15,457

Non-current other payables
Non-current accrued interest	-	6,129	-
Non-current accrued loan and other fees	-	314	-
Total non-current other payables	-	6,443	-

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

Non-current accrued interest relates to interest on AWN related party loans, where pursuant to amendments to loan terms agreed on June 30, 2023, obligations to pay accrued interest on all loans except bridging loans issued after December 31, 2022 are deferred until April 30, 2025. The liabilities are then classified as current in “Accruals” line item under Current trade and other payables given that they are due within a year from FY24

22. Provisions

	As at June 30
(US dollars in thousands)	2024	2023	2022
Current provisions
Employee entitlements	11	502	635
Fiscal	2,038	1,174	-
Litigation	181	-	-
Warranty	-	102	116
Remediation	-	-	353
Total current provisions	2,230	1,778	1,104

Non-current provisions
Employee entitlements	13	76	57
Litigation	44	-	-
Total non-current provisions	57	76	57

Total provisions	2,287	1,854	1,162

In the year ended June 30, 2024, the Company also incurred non-recurring costs of $1.4 million (June 30, 2023: $1.8 million) relating to the provision for VAT liability that is assessed by HMRC.

In our FY23 accounts, a provision of $1 million was made for the potential failure to convince HMRC that the VAT claims made by VivoPower International PLC (PLC) were correct and should be refunded to the company. During FY24, HMRC cancelled the VAT Registration for PLC on the basis that the claim had no merit. Post year-end, PLC has lodged a formal appeal with HMRC and is currently considering further options, which may include seeking a Tribunal hearing if necessary.

Also, in FY24 HMRC cancelled the VAT registration of VivoPower International Services Ltd (VISL) due to outstanding payments. Post year end VISL has lodged a formal appeal with HMRC. Should this appeal fail we then plan to insist on a Tribunal hearing.

Additionally, post year end both PLC and VISL have engaged a UK based legal firm specializing in solving VAT issues with HMRC.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated. For FY24, this provision is no longer required as the acquirer of Kenshaw has taken responsibility for this.

Employee entitlements in Australia is attributable to Kenshaw Electrical Pty Ltd which forms part of the liabilities held for sale for FY24.

A litigation provision of $0.2 million has been made in the accounts as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145. The suit was subsequently settled with a payment of $50k made in October 2024 to be followed by 12 equal monthly payments of $14,583.33.

(US dollars in thousands)	Employee Entitlements	Remediation	Fiscal	Litigation	Warranty	Total
At June 30, 2022	692	353	-	-	116	1,161
Foreign exchange	(27)	8	-	-	(4)	(23)
Additional provisions	-	-	1,174	-	-	1,174
Reverse unused provisions	(1)	(361)	-	-	(10)	(372)
Provisions utilized	(86)	-	-	-	-	(86)
At June 30, 2023	578	-	1,174	-	102	1,854
Foreign exchange	4	-	-	-	1	5
Additional provisions	63	-	864	225	-	1,152
Disposals and transfers to AHFS	(621)	-	-	-	(103)	(724)
At June 30, 2024	24	-	2,038	225	-	2,287

23. Loans and borrowings

	As at June 30
(US dollars in thousands)	2024	2023	2022
Current liabilities
Debtor invoice financing	67	1,329	-
Lease liabilities	-	462	505
Shareholder loans	8,104	497	4,285
Chattel mortgage	-	89	142
Financing agreement	-	-	-
Bank loan	-	7	145
Other borrowings	-	-	32
Total	8,171	2,384	5,109

Non-current liabilities
Lease liabilities	-	1,843	1,959
Shareholder loan	20,915	28,111	21,121
Chattel mortgage	-	50	264
Financing agreement	-	-	108
Bank loan	-	-	-
Total	20,915	30,004	23,452

Total	29,086	32,388	28,561

Debtor invoice financing

In FY23, a new facility with a limit of AU$2.5 million was established by Kenshaw. As of June 30, 2024, this facility amounting to AU$1.8 million is reclassified to “Assets held for sale” as a result of Kenshaw Electrical Pty Ltd sale.

Shareholder loans

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

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

We also conducted an assessment in accordance with IFRS 9 to evaluate the novation of the loan. We concluded that there was no substantial modification in the net present value of the loan.

Short-term loans

In December 2021, a short term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

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

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and VivoPower, drawn down between February and May 2023. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

Lease liabilities

Lease liabilities have decreased during the year by $2.3 million to nil due to sale of Kenshaw. Depreciation expense on right-of-use assets and interest expense on associated lease liabilities for the year ended June 30, 2024 amounting to $0.5 million and $0.2 million respectively, are recognized in the Consolidated Statement of Comprehensive Income. Total lease payments for the year ended June 30, 2024 amounted to $0.2 million (June 30, 2023: $0.04 million).

The obligations under lease liabilities are as follows:

	Minimum Lease Payments			Present Value of Minimum Lease Payments
	As at June 30			As at June 30
(US dollars in thousands)	2024	2023	2022	2024	2023	2022
Amounts payable under lease liabilities:
Less than one year	-	576	546	-	462	444
Later than one year but not more than five	-	2,223	2,545	-	1,843	2,020
	-	2,799	3,091	-	2,305	2,464
Future finance charges	-	(494)	(627)	-	-	-
Total lease obligations	-	2,305	2,464	-	2,305	2,464

24. Called up share capital

	As at June 30
	2024	2023	2022
Allotted, called up and fully paid
Ordinary shares of $0.12 each	$533,298	$307,815	$255,819
Number allotted	4,439,733	25,651,140	21,318,118
Ordinary shares of $0.12 each	$533,298	$307,815	$255,819

At the Company’s last Annual General Meeting on December 28, 2023, the Directors were given a new authority to allot shares up to an aggregate nominal amount of $3,600,000.

Movements in Ordinary Shares:

	Shares No.	Par value USD 000	Share premium USD 000	Total USD 000
At June 30, 2022	21,318,118	256	99,418	99,674
Capital raises [1]	4,230,770	51	5,449	5,500
Employee share scheme issues [2]	102,252	1	151	152
At June 30, 2023	25,651,140	308	105,018	105,326
Capital raises [1]	1,715,191	206	2,862	3,068
Employee share scheme issues [2]	282,836	19	340	359
Reverse stock split3(	(23,209,434)	-	-	-
At June 30, 2024	4,439,733	533	108,220	108,753

1	During the year ended June 30, 2024, the company issued 1,715,191 million shares to capital market investors through At the Market issuances and registered direct offerings, raising $3.1 million in gross proceeds.

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

25. Other reserves

(US dollars in thousands)	Preference shares 1	Shares pending issue	Capital raising costs 2	Equity incentive costs 3	Share awards issuance 3	Foreign exchange	Total
At June 30, 2021	3,270	20,466	(8,828)	1,422	(971)	(45)	15,314
Issuance of shares	-	(20,466)	-	-	-	-	(20,466)
Share issuance costs	-	-	(122)	1,452	(1,879)	-	(549)
Other movements	-	-	-	-	-	(283)	(283)
At June 30, 2022	3,270	-	(8,950)	2,874	(2,850)	(328)	(5,984)
Interest on equity instruments	198	-	-	-	-	-	198
Equity instruments payments	(149)	-	-	-		-	(149)
Capital raising costs	-	-	(446)	-	-	-	(446)
Equity incentives cost less shares issued	-	-	-	147	(154)	-	(7)
Other movements		-	-	-	-	(104)	(104)
At June 30, 2023	3,319	-	(9,396)	3,021	(3,004)	(432)	(6,492)
Interest on equity instruments	150	-	-	-	-	-	150
Capital raising costs	-	-	(207)	-	-	-	(207)
Equity incentives cost less shares issued	-	-	-	333	(92)	-	241
Other movements	-	-	-	-	-	7	7
At June 30, 2024	3,469	-	(9,603)	3,354	(3,096)	(425)	(6,301)

1	During the year, the Company accrued $0.15 million dividends on Aevitas preference shares.

2	The $0.2 million of transaction costs incurred in the year ended June 30, 2024 (year ended June 30, 2023: $0.4 million; year ended June 30, 2022: $0.1 million) relate primarily to capital raises on Nasdaq.

3	During the year ended June 30, 2024, $0.3 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2023: $0.1 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, $0.3 million of shares were delivered to participants (year ended June 30, 2023: $0.1 million). During the years ended June 30, 2024 and June 30, 2023, the following awards under the Incentive Plan have been granted, and have vested or been forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2022	279	$471
Granted	912	303
Vested	(356)	(123)
Forfeit	(178)	(320)
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	$16

In October 2024, the company implemented a 10-to-1 reverse stock split, which impacted the outstanding number of RSUs, PSUs, and BSAs. The reverse stock split proportionally reduced the number of outstanding awards, including their weighted average grant date fair value. As a result, employees holding these grants experienced a corresponding adjustment in the value of their awards to align with the revised share structure. This adjustment ensures that the economic value and equity proportion represented by the awards remain consistent post-split.

26. Earnings / (Loss) per share

The earnings / (loss) and weighted average numbers of Ordinary Shares used in the calculation of earnings / (loss) per share are as follows:

	As at June 30
(US dollars in thousands)	2024	2023	2022
Loss for the year / period attributable to equity owners	(46,700)	(24,355)	(22,054)
Weighted average number of shares in issue (‘000s)	3,079	2,467	2,074
Basic earnings/(loss) per share (dollars)	(15.17)	(9.87)	(10.64)
Diluted earnings/(loss) per share (dollars)	(15.17)	(9.87)	(10.64)

On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares which began trading on a post-split basis on October 6, 2023. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purpose of calculating EPS.

27. Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributed 11% during the year, and for FY25, the Company is required to contribute 11.5%. A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2024: 7%; year ended June 30, 2023: 7%). A pension scheme is also in place for Netherlands employees where the Company is required to contribute 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.1 million (year ended June 30, 2023: $0.4 million; year ended June 30, 2022: $0.9 million).

	As at June 30
(US dollars in thousands)	2024	2023	2022
PLC	-	-	12
VISL	11	20	33
KSH	95	294	293
KSO	1	33	552
PTY	19	21	43
Total Pension recognized in P&L	126	369	933

28. Financial instruments

	As at June 30
(US dollars in thousands)	2024	2023	2022
Financial assets at amortized cost
Trade and other receivables	9,644	5,676	6,921
Cash and cash equivalents	199	553	1,285
Restricted cash	292	608	1,195
Total	10,135	6,837	9,401

Financial liabilities at amortized cost
Loans and borrowings	29,086	32,388	28,561
Trade and other payables	24,345	9,586	10,847
Total	53,431	41,974	39,408

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

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that liquidity risk is effectively managed and mitigated. The Group held unrestricted cash resources of $0.2 million at June 30, 2024 (June 30, 2023: $0.6m; June 30, 2022: $1.3m). The ratio of current assets to current liabilities at June 30, 2024 is 0.33 (June 30, 2023: 0.54; June 30, 2022: 0.93).

Following sale of ex-solar J.A. Martin operations on July 1, 2022, the AU$2.1 million J.A. Martin debtor finance facility (drawn down at June 30, 2022: nil; June 30, 2021: nil) was cancelled and a new facility with a limit of AU$2.5 million and variable interest rate that is currently 7.75% was established by Kenshaw, as well as a trade finance facility of $0.5 million. As of June 30, 2024, this facility amounting to AU$1.8 million is reclassified to “Assets held for sale” as a result of Kenshaw Electrical Pty Ltd sale.

The Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

As part of the going concern assessment (explained earlier), we also reviewed the net current liabilities outstanding (payable in the next 12 months) as of 30 September 2024, which amounted to $9.3 million. After accounting for adjustments such as excluding payables to related and friendly parties, liabilities settled post-30 September, and reclassifying accrued interest to non-current liabilities (AWN has provided confirmation to defer the interest accrued to them by more than 12 months), the adjusted net current liabilities has been reduced to approximately $5.4 million. Additionally, our analysis indicates that the budgeted combined average monthly cash burn (not accounting for sales, deposits and other cash inflows) for VivoPower and Tembo over the next 12 months is approximately $357 thousand per month, or equivalent to approximately $4.3 million per annum. Considering both the adjusted net liabilities and cash burn, the projected cash outlay for the next 12 months is estimated to be approximately $9.7 million. As of the date of this report the company has finalized a $12 million facility.

With the upcoming cash requirements the Company recently also embarked on a ‘Sum of the Parts’ exercise to identify under-valued assets and determine ways to monetize them separately. These efforts include, but are not limited to:

○	Spinning Tembo off independently via a SPAC which has been valued at $838 million USD

○	A reverse merger with FAST at a potential valuation of $522 million USD

○	Bringing forward the sale of the Caret portfolio with a potential value of $7.2 million USD

○	Further approaches to the market for the sale of VivoPower shares.

○	Working with potential investors, currently under NDA’s, to invest in both Tembo and VivoPower directly to take advantage of our current stock price.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2024		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	24,345	24,345	-	-	-
Borrowings	29,086	8,171	853	20,062	-
Lease liabilities	-	-	-	-	-
Total	53,431	32,516	853	20,062	-

Year Ended June 30, 2023		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	9,586	9,586	-	-	-
Borrowings	30,083	1,922	12,323	8,447	7,391
Lease liabilities	2,305	462	1,375	415	53
Total	41,974	11,970	13,698	8,862	7,444

Year Ended June 30, 2022		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	10,847	10,847	-	-	-
Borrowings	26,097	4,604	11,283	10,210	-
Lease liabilities	2,464	506	846	1,112	-
Total	39,408	15,957	12,129	11,322	-

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2024:

●	Cash and cash equivalents $0.2 million denominated in AUD.

●	Restricted cash $0.3 million denominated in AUD.

●	Trade and other receivables $0.4 million denominated in AUD, $2.1 million in GBP and $0.8 million in EUR.

●	Trade and other payables $6.2 million denominated in AUD, $2.2 million in EUR and $5.5 million in GBP.

Of the total shareholder loan of $29.1 million, $27.1 million is denominated in USD and $1.9 million is denominated in AUD.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

29. Related party transactions

Arowana Group Holdings Pty Ltd (AWN) is no longer the ultimate controlling party of VivoPower however it does retain significant influence. As at June 30, 2024, AWN holds a 20.1% equity interest in the Company. The Board of Directors of VivoPower operates at arms-length from that of AWN. To the extent there are matters between the two companies of a confidential or commercial nature Mr. Chin recuses himself from these matters. AWN does not participate in the day to day operations of VivoPower.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chief Executive Officer of AWN. During the period, a number of services were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below. Mr. Chin recused himself from these activities to ensure there was no conflict of interest.

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

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. Post balance date, AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. This renders all but $1 million of interest non-current in nature, and all of the loan principal non-current.

In December 2021, a short-term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. The loan is set to expire on April 1, 2025 (initially set as April 30, 2022, then extended to the earlier of October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least S$25 million was dropped on June 30, 2023. Facility extension fees of AU$29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

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

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and VivoPower, drawn down between February and May 2023. On June 30, 2023, the expiry or the loans was amended to August 31, 2023.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche.

Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $50,000 remaining accrued and payable as at June 30, 2024. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 3,500 RSUs ($2,625) vested in the current year. Of the 52,500 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 6,314 RSUs ($4,736) vested in the current year. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2024, $617,334 was recharged to the Company (year ended June 30, 2022: $1,138,346; year ended June 30, 2022: $343,806). At June 30, 2024, the Company has a payable to AWN in respect of recharges of $886,676 (June 30, 2023: $1,392,303, June 30, 2022: $313,688).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value AU$46,970. The Panaga Group Trust earned AU$3,302 ($2,188) dividends on the Aevitas Preference Shares during the year ended June 30, 2023.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($85,570) were charged to the Company by Arowana Partners Group Pty Ltd (“APG”) in the current year. A further $0.4 million (as of June 30, 2023: $0.1 million) incurred by APG on behalf of the Company were recharged to the Company in the year. At June 30, 2024, the Company had an account payable of $0.7 million (as of June 30, 2023: $0.2 million) respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2024.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited were recharged to the Company in the year. Of the base salary in FY23, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation. At June 30, 2024, the Company had an account payable of $1.2 million in respect of these services and recharges.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) vested in the current year. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 31,456 RSUs ($23,592) vested in the current year. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, APG provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received a short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. In addition, the Company also received an interest only basis loan amounting $48,000 from Arowana United Enterprises Pte Ltd in October 6, 2023 stipulating a nominal rate of 8% per annum.

30. Subsequent events

Post the balance sheet date Tembo executed a definitive Business Combination Agreement with CCTS on August 29, 2024; the business combination is expected to by completed by the first quarter of the calendar year 2025, with Tembo being listed as a separate entity on the Nasdaq.

On July 2, 2024, as part of the Company’s previously announced strategic focus on its fast-growing business units being Electric Vehicles and Sustainable Energy Solutions, the Company announced the sale of its non-core business unit, Kenshaw Electrical, for gross consideration of approximately AU$1.2 million. By divesting non-core assets, VivoPower believes it can concentrate on advancing its core sustainable energy solutions and electric vehicle businesses.

On September 17, 2024, the Company entered into a placement agency agreement with Chardan Capital Markets LLC for an offering of up to 10,000,000 Ordinary Shares at $1.25 per share, under the Company’s Registration Statement on Form F-1 (No. 333-281065), effective August 29, 2024. The offering closed early on September 27, 2024, resulting in the issuance of 3,200,000 Ordinary Shares to institutional investors, generating approximately $4 million in gross proceeds.

On November 23, 2024, AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. This renders all but $1 million of interest non-current in nature, and all of the loan principal non-current.

31. Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them, are included in Note 9 to the consolidated financial statements.

32. Ultimate controlling party

As at June 30, 2024, AWN held a 20.1% equity interest in the Company. Since June 30, 2021, the Company no longer has an ultimate controlling party.

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

