Form 20-F
period 2025-06-30
VivoPower International PLC
filed 2025-10-30
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the fiscal year ended June 30, 2025

Commission file number 1-37974

VIVOPOWER INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Blackwell House, Guildhall Yard

London, England EC2V 5AE

United Kingdom

(Address of principal executive offices)

Kevin Chin, Chief Executive Officer

Tel: +44-203-667-5158

Blackwell House, Guildhall Yard, London, England EC2V 5AE United Kingdom

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

Ordinary Shares, nominal value $0.12 per share	12,527,212

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

References to any specific fiscal year refer to the year ended June 30 for 2025 and future periods. For example, we refer to the fiscal year ended June 30, 2025, as “FY25”.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding our revenue, expenses and other results of operations;
●	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures or in the electric vehicle sector;
●	our ability to attract and retain customers;
●	the growth rates of the markets in which we compete;
●	our liquidity and working capital requirements;
●	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
●	our anticipated strategies for growth;
●	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
●	anticipated trends and challenges in our business and in the markets in which we operate;
●	our expectations regarding the demand for electric vehicle conversion kits;
●	our expectations regarding changes in the cost of materials for electric vehicle conversion kits;
●	our expectations regarding the demand for solar power by energy users or investors in projects;
●	our expectations regarding XRP performance and regulation;
●	our ability to compete in our industry and innovation by our competitors;
●	our ability to develop competitive electric vehicle products and build scalable assembly processes;
●	the extent to which events with a global impact on supply chains, such as pandemics or wars, affect our business, financial condition and results of operations;
●	our expectations regarding our ongoing legal proceedings;
●	our ability to adequately protect our intellectual property; and
●	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth elsewhere in this Annual Report has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the years ended June 30, 2025, 2024, and 2023, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements (the “financial statements”). Unless otherwise indicated, all references to “financial statements” herein refer to our consolidated financial statements. The financial statements for the year ended June 30, 2025, have been audited by WithumSmith+Brown, PC, our independent registered public accounting firm. The financial statements for prior years were audited by PKF Littlejohn LLP. You should read the information in conjunction with those audited consolidated financial statements, the notes thereto, and the discussion under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

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

In order to facilitate the growth of our (Tembo EUV) utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, (ii) (Tembo PUV) public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, (iii) (Tembo EVP) Electric Vehicle Products (“EVP”), which includes Tembo’s first fully-electrified road ready light pickup truck, the Tembo Tusker, and related services, and (iv) (Tembo SES) an extensive portfolio of EV charging solutions for home and commercial applications strategy, we may need to make material investments of both an operational expenditure and a capital expenditure nature.

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

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and to increase production capacity by expanding our current manufacturing facilities and adding future facilities. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may focus on short-term financial results. Accordingly, the trading price of our stock could decline substantially, either suddenly or overtime.

We require additional financing to execute our strategy to operate and grow our business and additional requisite funding may not be available to us when we need or want it.

Our operations and our future plans for expansion could require significant investment in operational expenditures and capital expenditures to realize the growth potential of our electric vehicle, sustainable energy solutions and solar development businesses. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result, we require a combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. As of June 30, 2025, we had a net current asset position of $19.3 million. The Company is pursuing a combination of strategic measures, including raising sufficient capital over the next 12 months, further reducing its cash burn rate, negotiating payment plans with key creditors and lenders, and generating sufficient revenues and cash flows from its expanded range of products and solutions. However, we may not be able to obtain additional or requisite funding on favorable terms when required, or at all, or negotiate favorable payment plans with key creditors and lenders or execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition, and our results of operations.

If we continue to experience losses and we are not able to raise additional financing to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We experienced a loss of $12.8 million, $46.7 million and $24.4 million for the years ended June 30, 2025, 2024 and 2023, respectively. If we are unable to generate sufficient revenue from the operation of our businesses, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses. As of June 30, 2025, we had a net current asset position of $19.3 million which indicates that our available resources exceed our short-term obligations.

The accompanying consolidated financial statements are prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable to raise additional financing on sufficiently attractive terms or renegotiate with our creditors and lenders on favorable terms, or generate cash through sales, then we may not have sufficient liquidity to sustain our operations or meet our financial obligations and may not be able to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended June 30, 2025 includes an explanatory paragraph indicating that a material uncertainty exists which may cast material doubt on the group’s ability to continue as a going concern if it is unable to secure sufficient funding. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our inability to protect our intellectual property and trade secrets could adversely affect our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

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

We cannot be certain our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed upon third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others’ intellectual property rights. Any claim we violated a third parties intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management’s attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our four primary product lines: (i) (Tembo EUV) utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, (ii) (Tembo PUV) public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, (iii) (Tembo EVP) Electric Vehicle Products (“EVP”), within planned timelines and contracted obligations, or our products and services do not perform as anticipated, or if we materially damage any of our clients’ properties, or cancel projects, our brand name and reputation could be significantly impaired. If customers or potential customers have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business, results of operations and financial condition.

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

As a result, warranty or other performance guarantee claims against us that exceed reserves could cause us to incur substantial expense to repair or replace defective products. Warranty reserves include management’s best estimates of the projected costs to repair or to replace items under warranty, which are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Such estimates are inherently uncertain and subject to change based on our historical or projected experience. Significant repair and replacement costs could materially and negatively impact on our financial condition or results of operations, as well divert employee time to remedying such issues. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.

Our ability to scale up Tembo, our commercial EV segment, is dependent on securing new business opportunities and orders, meeting the requirements of customers and the timely delivery of orders across different market sectors.

We plan to expand significantly in the commercial electric vehicle market, providing electric utility vehicles (“EUV”) with a key focus initially on servicing EUV customers in the mining, infrastructure, government services, humanitarian, tourism, and utilities sectors. As we look to develop these opportunities, monetize our pipeline and secure firm orders, we will incur increased operational expenditure and capital expenditure that may impact on our profitability and cash flows.

We will continue to be engaged in product innovation with Tembo as we look to introduce new products, including EUV conversion kits with a longer range and/or greater payload capacity. To the extent that such innovation does not successfully meet regulatory requirements, quality and safety standards and/or customer expectations more generally, future sales could be impaired.

Following the acquisition of Tembo, we signed distribution agreements with a number of partners in North America, Australia, the Middle East, Africa, Southeast Asia and Europe to sell (Tembo EUV) utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, (ii) (Tembo PUV) public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, (iii) (Tembo EVP) Electric Vehicle Products (“EVP”) Tembo EUV, and (Tembo SES) an extensive portfolio of EV charging solutions for home and commercial applications. If Tembo is not able to meet the technical specifications, quality and safety standards of our customers and partners, then this will have a material adverse effect on Tembo’s brand, reputation, revenue and future prospects. Furthermore, if Tembo is unable to fulfill product delivery volumes in accordance with timelines agreed with our customers and partners, this could have a material adverse effect on future sales, operating results and the financial condition of the business.

Following the planned reverse merger of Tembo with a special purpose acquisition company and independent listing on NASDAQ (deSPAC), Tembo will become a separately listed entity, providing it with direct access to capital markets to fund its growth and operational needs. This structure is expected to enhance its ability to scale independently while allowing VivoPower to focus on strategic oversight as a major shareholder. If the planned reverse merger of Tembo does not occur, VivoPower will need to explore alternative strategies, such as raising additional capital or restructuring operations, to support Tembo’s growth and meet its operational and financial objectives.

The future growth and success of Tembo is dependent upon acceptance of its (Tembo EUV) utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, (ii) (Tembo PUV) public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, (iii) (Tembo EVP) Electric Vehicle Products (“EVP”), and (iv) (Tembo SES) an extensive portfolio of EV charging solutions for home and commercial applications amongst key target customers in the mining, infrastructure, government services, humanitarian, tourism and utilities sectors.

Our strategy for Tembo is to focus its vehicle fleet electrification efforts on the ruggedized, customized and off-road segments of the electric vehicle market including mining, infrastructure, government services, humanitarian, tourism and utilities sectors. This market is relatively new, rapidly evolving, and characterized by rapidly changing technologies, new competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If this market does not develop as we expect or develops more slowly than we expect, our business, results of operations, financial condition and prospects will be materially adversely affected.

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

We have a limited operating track record in the development and sale of Sustainable Energy Solutions (“SES”), and as a result, we may not be successful in developing and scaling up this business segment profitably.

Tembo’s SES segment designs, evaluates, sells, and implements renewable energy infrastructure products, complementing our electric vehicle offerings by enabling clients to adopt comprehensive decarbonization measures. These include on-site renewable generation, battery storage and microgrids, EV charging stations, emergency backup power solutions, and digital twin technology. While this segment is intended to augment our Electric Vehicle business and provide corporate customers with holistic decarbonization solutions, our operating history in delivering such integrated offerings remains limited.

Although we have experience in renewable energy development, we have limited experience and track record in combining EV battery charging, battery storage, microgrids, and digital twin technology into a full-suite solution for large energy users. We are still in the process of developing and scaling these capabilities.

If we fail to successfully execute or scale the SES business segment, we may incur significant operating losses, which could reduce our cash flows and have a material adverse effect on our financial condition.

Risks Related to Our Digital Assets Treasury

Digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

Digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of XRP or the ability of individuals or institutions such as us to own or transfer XRP.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, which could materially impact the price of XRP or the ability of individuals or institutions such as us to own or transfer XRP. For example, within the past several years:

●	President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries;

●	the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like XRP;

●	in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

●	in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets;”

●	in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to exit the U.S. market; and

●	in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and XRP specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of XRP, as well as our ability to hold or transact in XRP, and in turn adversely affect the market price of our listed securities. Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of XRP in particular, may also impact on the price of XRP and will be subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of XRP may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to XRP, institutional demand for XRP as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for XRP as a store of value or means of payment, and the availability and popularity of alternatives to XRP. Even if growth in XRP adoption occurs in the near or medium-term, there is no assurance that XRP usage will continue to grow over the long-term.

Because XRP has no physical existence beyond the record of transactions on the XRP Ledger (the “XRPL”), a variety of technical factors related to the XRPL could also impact the price of XRP. For example, XRPL does not use “mining” or pay “mining fees”; transactions are validated by a network of independent validators using a consensus protocol, with network fees that are not mining rewards. Risks include validator misconfiguration or failures, consensus bugs, or contentious protocol amendments that could lead to a temporary network split. Advances in cryptanalysis or quantum computing that weaken currently used signature schemes could also jeopardize ledger security. The liquidity of XRP may also be reduced and damage to the public perception of XRP may occur if financial institutions were to deny or limit banking services to businesses that hold XRP, provide XRP-related services or accept XRP as payment, which could also decrease the price of XRP. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for XRP-related customers and service providers, or the willingness of traditional financial institutions to participate in markets for digital assets. The liquidity of XRP may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for XRP and other digital assets.

The availability of spot ETPs for XRP and other digital assets may adversely affect the market price of our listed securities

Although XRP and other digital assets have experienced increased investor attention since the creation of blockchain-based assets, investors in the United States have historically had limited means to gain direct exposure to XRP through traditional investment channels. Instead, they have generally been able to hold XRP only through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, the general lack of familiarity with the processes needed to hold XRP directly, as well as the potential reluctance of financial planners and advisers to recommend direct XRP holdings to their retail customers because of the manner in which such holdings are custodied, some investors may prefer exposure to XRP through investment vehicles that hold XRP and issue shares representing fractional undivided interests in their underlying XRP holdings.

While the SEC has approved the listing and trading of spot exchange-traded products (“ETPs”) for XRP and ether, no comparable ETPs currently exist for XRP. However, if U.S. regulators were to approve the listing and trading of spot ETPs for XRP in the future, such products could provide investors with additional and potentially more attractive avenues for gaining exposure to XRP. To the extent investors will view our Class A common stock as providing exposure to XRP, the availability of spot XRP ETPs could reduce any premium our stock may reflect due to the current scarcity of traditional investment vehicles offering exposure to XRP, and investors may choose to gain exposure through such ETPs rather than our Class A common stock. This could result in a decline in the trading price of our Class A common stock relative to the value of our XRP holdings.

Although we are an operating company and believe we offer a different value proposition than an XRP investment vehicle such as a spot XRP ETP, investors may nevertheless view our Class A common stock as an alternative to such an investment and may prefer to purchase shares of an ETP instead. They may do so for a variety of reasons, including whether they believe that ETPs offer a more direct or tax-efficient exposure to XRP than our stock, or are less subject to the business and regulatory risks associated with an operating company such as ours. Furthermore, based on how we are viewed in the market relative to other vehicles that offer economic exposure to digital assets, any premium or discount in our Class A common stock relative to the value of our XRP holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, if spot ETPs for XRP become available in the future, they could have a material adverse effect on the market price of our listed securities.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of XRP and adversely affect our business

As a result of our XRP strategy, our investments will be concentrated in our XRP holdings. Accordingly, the emergence or growth of digital assets other than XRP may have a material adverse effect on our financial condition. As of June 30, 2025, XRP was one of the largest digital assets by market capitalization. However, there are numerous alternative digital assets, and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that may compete directly or indirectly with XRP. For example, Ethereum and other smart contract–enabled blockchains have developed broad ecosystems of decentralized applications that could limit the adoption of XRP for certain use cases.

Other alternative digital assets that compete with XRP in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to XRP and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms and in cross-border payments. As of June 30, 2025, two of the eight largest digital assets by market capitalization were U.S. dollar–pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, XRP and other digital assets as a medium of exchange or store of value.

As a result, the emergence or growth of these or other digital assets could cause the market price of XRP to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our XRP strategy exposes us to risk of non-performance by counterparties

Our XRP strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of XRP, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our XRP is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions, and other events relating to companies operating in the digital asset industry — including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading, and Genesis Global Capital; the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank; SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken; the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry; and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company — have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures, and liquidations have not resulted in any loss or misappropriation of our XRP, nor have such events adversely impacted our access to our XRP, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency, or similar proceedings.

While all of our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership, or similar insolvency proceeding, no assurance can be provided that our custodially-held XRP will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership, or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our XRP holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our XRP, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our XRP strategy exposes us to various risks, including risks associated with XRP

Our XRP strategy exposes us to various risks, including the following:

XRP is a highly volatile asset. XRP is a highly volatile asset that has been traded between approximately $0.4936 and $3.65 per XRP on the Coinbase exchange in the 12 months preceding the date of this Annual Report. The trading price of XRP has significantly decreased during prior periods, and such declines may occur again in the future.

XRP does not pay interest or other returns, and we can only generate cash from our XRP holdings if we sell our XRP or implement strategies to create income streams or otherwise generate cash by using our XRP holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our XRP holdings, and any such strategies may subject us to additional risks.

Our XRP holdings can significantly impact on our financial results and the market price of our listed securities, and if we continue to increase our overall holdings of XRP in the future, they will have an even greater impact on our financial results and the market price of our listed securities. The vast majority of our digital assets will be concentrated in our XRP holdings. The concentration of our assets in XRP will limit our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

We will purchase XRP using proceeds from equity and debt financing. Our ability to achieve the objectives of our XRP strategy depends in significant part on our ability to obtain equity and debt financing. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our XRP strategy.

Our XRP strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold XRP. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe XRP has the potential to serve as a widely used digital asset for payments and liquidity management, the price of XRP has at times declined in periods where adoption and usage of digital assets were expected to increase. If XRP prices were to decrease, or if our XRP strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the XRP we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held XRP is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held XRP were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such XRP, or delaying or hindering our access to our XRP holdings, and this may ultimately result in the loss of the value related to some or all of such XRP, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of XRP. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidation and other events have not resulted in any loss or misappropriation of our XRP, nor have such events adversely impacted our access to our XRP, they have, in the short term, likely negatively impacted the adoption rate and use of XRP. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of XRP, limit the availability to us of financing collateralized by XRP, or create or expose additional counterparty risks.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

We face other risks related to our Proposed XRP Treasury Strategy.

If we implement our XRP Treasury Strategy, such reserve model would expose us to various risks, including the following:

●	Regulatory changes could impact our ability to operate validators or receive rewards;

●	Regulatory scrutiny of our activities may increase, potentially limiting our operations;

●	Potential litigation risks exist related to smart contract vulnerabilities, validator operations, or other business activities;

●	We could be subject to lawsuits alleging violations of securities laws if any XRP we hold is deemed a security;

●	If XRP is deemed a “security” for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and our holdings of XRP and related activities cause us to be deemed an “investment company” under the Investment Company Act, we could be required to register as an investment company and comply with enhanced regulatory requirements or could subject us to potential enforcement actions;

●	Our operations may be subject to enhanced scrutiny and compliance requirements if the XRP we hold are classified as securities in the future;

●	Uncertainty around the regulatory status of digital assets may impact on our ability to list on certain exchanges;

●	Changes in political administration may not guarantee a favorable regulatory environment for digital assets;

●	Future SEC actions or court decisions could retroactively classify certain digital assets as securities, potentially leading to penalties or forced unwinding of transactions; and

●	Increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

Risks related to raising of capital and financing

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

For the audited year ended June 30, 2025, debt obligations amounted to $29.2 million compared to June 30, 2024, where we had an aggregate of $29.1 million in debt obligations. This has been reduced post balance date through cash payments as well as debt to equity swaps, but there still remains material debt obligations outstanding. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

Tembo is currently working towards a business combination with Nasdaq-listed Cactus Acquisition Corp. 1 Limited (CCTS). This process involves significant risks and uncertainties that could adversely affect our business, financial condition, results of operations, and prospects. There is no guarantee that we will be able to consummate this transaction.

In August 2024, Tembo executed a definitive Business Combination Agreement (“BCA”) with CCTS. Should this merger be consummated, it will result in Tembo becoming a separately listed company on the Nasdaq Global Market Exchange. Though the transaction is expected to close in the first quarter of calendar year 2026, the business combination is subject to regulatory and shareholder approvals, compliance with applicable laws and jurisdictions, and prevailing economic and market conditions, and there is no assurance that the transaction will be completed within the timeframe or at all.

Delays in the completion, or the possibility of termination, of the business combination could adversely affect our financial condition, strategic goals, and Tembo’s ability to secure additional financing. Furthermore, factors such as, but not limited to, market sentiment, regulatory developments, and legal exposures related to the business combination can influence our share price, potentially leading to increased volatility and fluctuations prior to or upon the completion of the business combination, among other related risks. As a result, there can be no assurance that the expected benefits of the business combination will be realized, or that Tembo or the Company’s business operations or financial conditions will not be adversely affected.

Risks related to ownership of our Ordinary Shares

The trading price of our Ordinary Shares is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our Ordinary Shares has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our Ordinary Shares have experienced an intra-day trading high of $8.88 per share and a low of $0.62 per share during the year ended June, 30 2025.

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

Following periods of volatility in our share price and the market generally, there is a risk that securities class action litigation may be filed against us. While we would defend any such actions vigorously, any judgement against us or any future stockholder litigation could result in substantial costs and a diversion of our management’s attention and resources.

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

There is no limit on the number of Ordinary Shares we may issue under our articles of association, however the directors’ authority to allot Ordinary Shares is limited to the extent authorized by the shareholders of the Company. On December 28, 2023, at the Company’s annual general meeting, the directors were generally and unconditionally authorized, in accordance with section 551 of the Companies Act 2006, to exercise all powers of the Company to allot shares and grant rights to subscribe for or convert any security into shares in the Company up to an aggregate nominal amount of $3.6 million. This authority will expire on December 27, 2028, unless renewed, varied, or revoked, although the Company may make offers or agreements prior to expiration that would or might require the allotment of shares or granting of rights after the expiry. The directors may act on such offers or agreements as if the authority had not expired. To the extent we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. The Ordinary Shares underlying our securities may be eligible for public resale in the future, either pursuant to registration or an exemption from registration. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our Company.

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

At a certain point in FY23, the trading price of our Ordinary Shares on Nasdaq fell to a minimum of $0.23 per share, and also traded to a maximum of $1.50 per share. The Company was first notified by Nasdaq that it no longer met the minimum bid price of $1.00 per share requirement, based on the closing bid price of the Company’s Ordinary Shares for the last 30 consecutive business days, on October 28, 2022, and was given an initial 180-day period, until April 26, 2023, to regain compliance. On April 27, 2023, the Company received written notification from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was given until October 23, 2023, to meet the Minimum Bid Price Requirement that the bid price of the Company’s Ordinary Shares close at, or above, $1.00 per share for a minimum of ten consecutive business days. On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares to meet with the Minimum Bid Price Requirement. Ordinary Shares began trading on a post-split basis on October 6, 2023, and as of September 12, 2025, the Ordinary Shares were trading at $5.11 per share.

On November 12, 2024, the Company received another notice from Nasdaq for non-compliance with the $1.00 minimum bid price requirement. As of December 10, 2024, the company regained compliance after maintaining a closing bid price of $1.00 or more for 10 consecutive business days.

There can be no assurance that the Company will be able to maintain compliance with the Minimum Bid Price Requirement or that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq, such appeal would be successful.

Separately, on January 10, 2025, we filed a Form 6-K disclosing that we received a notice from the Nasdaq Listing Qualifications Department indicating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), due to our failure to meet the minimum stockholders’ equity requirement of $2.5 million, or to qualify under the alternative standards for market value of listed securities or net income. In response to the Notice, the Company submitted its initial compliance plan to Nasdaq on January 13, 2025, within the prescribed 45-day period. Updated plans were subsequently submitted on March 3, March 18 and April 17, 2025, reflecting refinements to the Company’s strategy to regain and maintain compliance. On April 25, 2025, the Company received an extension letter from Nasdaq granting it until July 2, 2025, to regain compliance. On June 26, 2025, Nasdaq staff determined that the Company had regained compliance with Listing Rule 5550(b)(1). However, Nasdaq also noted that if the Company fails to demonstrate continued compliance in its next periodic report, it may again be subject to delisting, in which case written notification would be issued and the Company would have the right to appeal to a Hearings Panel.

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

The market price of our shares may vary significantly and may be significantly and negatively affected by factors that we do not control. Some of these factors include variance and volatility in global markets for equity and other assets; changes in legal, regulatory or tax-related requirements of governmental authorities, stock exchanges, or other regulatory or quasi-regulatory bodies; the performance of our competitors; and the general availability and terms of corporate and project financing.

AWN Holdings Limited has substantial influence over us and its interests may conflict with or differ from interests of other shareholders.

Our significant shareholder AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) owned approximately 7.1% of our outstanding Ordinary Shares as at June 30, 2025. Accordingly, AWN can exert substantial influence over the election of our directors, the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets, the adoption of equity compensation plans, and all other matters requiring shareholder approval. The interests of AWN could conflict with or differ from the interests of other shareholders. For example, the concentration of ownership held by AWN could delay, defer, or prevent a change of control of the Company or impede a merger, takeover, or other business combination, which other shareholders may view favorably.

In addition, AWN is our largest creditor, having provided us with a shareholder loan on a secured basis, and also some short-term loans. The principal balance on the outstanding loans with AWN, the Company’s most significant shareholder, was $28.8 million as of June 30, 2025. AWN has the ability to exert rights that are customary for a secured first ranking loan if we are in breach of covenants or otherwise default on the loans. Any exertion of such rights may adversely affect the value of our share price.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of our Ordinary Shares are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Pursuant to the Companies Act 2006, before rights to subscribe for shares are granted, the directors must have in place the relevant shareholder authorities to allot the shares. In addition, shareholders are required to disapply pre-emption rights in respect of shares to be allotted as a result of such rights to subscribe. There is no requirement to seek such authority where awards are made pursuant to an “employees’ share scheme” however, where awards are made to non-employees those will not be made pursuant to an employees’ share scheme. The Company will, however, take steps to seek ratification in relation to the allotment. See “Issued Share Capital—Differences in Corporate Law”, for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Elevated geopolitical instability and economic volatility around the world may have a significant adverse effect on economic activity and VivoPower’s businesses, which are global by nature

Furthermore, with increasing general cost inflation pressures, to the extent that we are unable to fully pass on any increases in input costs including materials and labor, this will adversely affect our profit margins, cash flows and ultimately our business, results of operations and financial condition.

Market interest rates have been generally increasing in the countries in which we operate, and any further increase in interest rates may have a material adverse impact on our businesses. For example, customers and investors would apply a higher discount rate in their decision making and this may compromise our ability to sell our solutions and projects and adversely impact the value of our businesses assets. To the extent we are unable to mitigate these risks, there could be a material adverse effect on our business, results of operations and financial condition.

The demand for our solutions, products and services is influenced by macroeconomic factors such as global economic conditions, demand for electricity, and supply and prices of other energy products, such as oil, coal and natural gas. Economic slowdowns, global, regional or local recessions or depressions could lead to eroded confidence from our customers and decreased spending more generally, which in turn could reduce demand for the Company’s products. Unfavorable economic conditions could also negatively impact on the Company’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, in turn affecting our business, results of operations and financial condition.

The demand for our solutions, products and services is also affected by microeconomic factors, such as government regulations and policies concerning the electric vehicle industry, the electric utility industry and the renewable energy industry and more broadly, the environment and carbon emissions.

Our growth and profitability depend on the demand for and the prices of our solutions, products and services, which are underpinned by the relative cost of electricity and solar power as well as electric vehicle conversion kit components. If we experience negative macroeconomic and microeconomic conditions, our business, results of operations and financial condition may be materially adversely affected.

Commodity prices (particularly for natural gas and coal) could impact on the economic viability of our businesses, in particular SES.

Traditional forms of electricity generation using commodities such as natural gas and coal provide a source of competition for renewable energy, including solar power. Commodity prices are inherently volatile and from time-to-time traditional forms of generation can be cheaper and more competitive than renewable power. Increased competition caused by prolonged low commodity prices for traditional forms of generation could adversely impact on the economic viability of our SES business unit. This has the potential to negatively impact our ability to achieve our earnings or cash flow targets, which could have a consequential material adverse effect on our business, results of operations and financial condition.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational, foreign currency exchange and other risks that could negatively affect our operations and profitability.

With operations in the United States, the United Kingdom, Europe, Canada, the Philippines, the United Arab Emirates and Australia, as well as partners and customers in Africa, Southeast Asia, South Asia and China we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciation, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Trade wars, imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries. In addition, the circulation of goods which are vital to our business success due to our international orientation can been adversely affected by pandemics such as COVID-19.

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

Our business depends on the availability of third-party financing on attractive terms. If a deterioration, volatility, or other negative changes occurred in economic or financial conditions, either in the countries in which we operate or in the global financial markets in general, our access to such financing, or the terms on which we are able to access such financing, could be significantly and negatively affected. Financial markets are subject to periods of substantial volatility, and such volatility is difficult or impossible to predict in advance.

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

We have material weaknesses in our disclosure controls and our internal control over financial reporting. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our failure to remediate the material weaknesses or the identification of additional material weaknesses in the future could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of shares of our common stock. The Company is committed to resolving the material weaknesses by enhancing its accounting and finance department, implementing a new organization wide ERP system with an inherent robust control structure, and utilizing external expertise related to all aspects of internal control environments.

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

In the ordinary course of our business, we collect, and store sensitive data, intellectual property and proprietary business information owned or controlled by ourselves or our customers. This data encompasses a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face four primary risks related to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of our controls over the first three risks.

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

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation, or GDPR, in 2016 to replace the current European Union Data Protection Directive and related country specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While we have taken steps to comply with the GDPR, including reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

Further, unauthorized access, loss or dissemination of sensitive information could also disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business and damage our reputation, any of which could adversely affect our reputation and our business. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, and the further development of our products could be delayed.

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

We report on our financial statements under IFRS. There have been and there may be in the future certain significant differences between IFRS and U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and loss per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Risks related to regulations and governance

Regulations and policies governing electric vehicles may materially adversely affect the adoption of electric vehicles and hence the demand for and/or financial viability of our electric vehicle business.

Electric vehicle sales are subject to foreign, federal, state and local laws, rules, regulations and policies which affect both demand and supply. These include incentives for purchase as well as manufacturing. Should these incentives be removed or reduced, the demand and/or supply of electric vehicles may decline. In addition, each jurisdiction will have their own laws, rules and regulations in relation to on-road usage of electric vehicles, including homologation requirements.

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

Regulations and policies governing solar power project development, installation and energy generation may adversely affect demand for solutions, products and services including SES.

Our SES segment has revenue generating elements that involve solar power project and systems development, installation and/or generation. Hence, each of these business segments are impacted by regulations and policies that affect solar power project development, installation and generation.

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

Changes in tariffs, trade policies and related geopolitical developments could increase our costs, disrupt our supply chain, and reduce demand for our products, which could materially and adversely affect our business, financial condition, and results of operations.

We source components and services globally, including from Asia, and rely on cross-border logistics. Increases in existing tariffs, the imposition of new tariffs or quotas, export controls or sanctions, retaliatory measures by other jurisdictions, or changes to trade agreements could (i) raise input and freight costs (including batteries, electronic components and finished kits), (ii) delay or disrupt production and deliveries, (iii) constrain access to certain technologies or financial services, and (iv) reduce customer demand in affected markets. These factors may also increase working-capital needs, complicate supplier relationships, and require pricing or sourcing changes that we may be unable to implement on acceptable terms or timing. Prolonged or escalating trade tensions could therefore adversely impact on our margins, cash flows and growth plans.

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

The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Governmental bodies around the world have adopted, and may in the future adopt, laws and regulations affecting data privacy. Industry organizations also regularly adopt and advocate new standards in this area. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that apply to us. Any changes in such laws, regulations or standards may result in increased costs to our operations, and any failure by us to comply with such laws, regulations and standards may have a significant and negative impact on our business or reputation.

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

We are highly dependent on Kevin Chin, our Chairman and Chief Executive Officer, and other principal members of our management team. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact on our business and results of operations.

The success of our Company is heavily dependent on the continuing services of key personnel as well as the recruitment and retention of additional personnel.

The industries we operate in are characterized by strong competition for personnel. The success of our Company is highly dependent on the contributions of executives and other key personnel, and if we were to lose the contributions of any such personnel, it could have a negative impact on our business and results of operations.

Moreover, our growth plans may necessitate us to hire additional personnel in the future. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised.

In addition, talented employees may choose to leave the Company because of competing companies offering better remuneration packages or they prefer to embrace a different lifestyle. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain the employees that we need to achieve our business objectives.

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

On July 2, 2024, the Company disposed of Kenshaw Electrical, its critical power services business in Australia,

In January 2025, VivoPower was named a 2025 Real Leaders Top Impact Company, recognizing its leadership in sustainable business practices and positive social and environmental contributions. This accolade reflects VivoPower’s commitment to delivering decarbonization solutions globally through its electric vehicle, battery storage, and microgrid offerings.

In May 2025, VivoPower implemented a significant shift in its corporate strategy through the launch of its digital asset and decentralized finance solutions strategy. Under this strategy, a portion of the Company’s treasury assets has been allocated into digital assets, with a primary focus on XRP, making VivoPower the first publicly listed company to operate as an XRP-focused digital asset treasury and decentralized finance solutions company. This strategy is designed not only to provide diversification and yield on treasury holdings, but also to strengthen VivoPower’s ability to raise capital by offering investors unique exposure to XRP. It also aligns the Company with growing trends in global digital reserves, cross-border payments, and decentralized finance, positioning the Group at the intersection of traditional finance and decentralized finance innovation.

Concurrently with the launch of its digital asset and decentralized finance solutions strategy, the Company reached agreement with certain investors in relation to a private in public equity (PIPE) capital raise of $121 million priced at $6.05 per share, of which the Group has already closed the first tranche, amounting to $60.5 million on June 20, 2025 with the balance to be received in subsequent phases. The private offering was led by HRH Prince Abdulaziz bin Turki bin Talal Al Saud, Chairman of Eleventh Holding Company, alongside other institutional and digital-asset investors.

Corporate and Other Information

Our registered office is located at Blackwell House, Guildhall Yard, London England EC2V 5AE United Kingdom. Our telephone number is +44-203-667-5158 and our internet address is https://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this report. Our agent for service of process in the U.S. is CSC Global / The Law Debenture Trust. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B. Business Overview

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customized and ruggedized fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, the Netherlands, the United Kingdom, the United States, and the Philippines. In May 2025, VivoPower implemented a significant strategic shift with the launch of its digital asset and decentralized finance solutions strategy, becoming the first publicly listed company to operate as an XRP-focused digital asset and decentralized finance solutions company, thereby diversifying its treasury assets, enhancing capital-raising capabilities, and positioning itself at the forefront of the convergence between traditional finance and decentralized finance innovation.

Management analyses the Group’s business across five reportable segments: Electric Vehicles, Sustainable Energy Solutions, Solar Development, Digital Assets, and Corporate Office.

The Critical Power Services segment, previously represented by VivoPower’s wholly owned subsidiary Aevitas and its subsidiaries Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (formerly J.A. Martin, “Aevitas Solar”), has been discontinued following the sale of Kenshaw to ARA Group Limited in July 2024. Accordingly, Critical Power Services is no longer considered an operating segment.

The Electric Vehicles segment is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist in battery-electric and off-road vehicle solutions for mining and other rugged industrial sectors worldwide. This segment also includes Tembo EV Pty Ltd, which launched the Tembo Tusker electric pickup truck in Australia and New Zealand, and Tembo Technologies Pty Ltd, which is developing an all-electric Jeepney for the Philippines transport market.

The Sustainable Energy Solutions (“SES”) segment focuses on the design, evaluation, sale, and implementation of renewable energy infrastructure for customers, both as standalone projects and as complementary solutions supporting Tembo’s electric vehicles.

The legacy Solar Development segment is included within Caret LLC (“Caret”) in the United States. Caret LLC now also encompasses the Digital Assets business, which also generates digital revenue streams from digital asset mining activities, which are reported as a separate Digital Asset segment.

The Corporate Office segment represents the Group’s corporate functions, including costs associated with maintaining its Nasdaq public listing, compliance with SEC reporting requirements, and investor relations activities. This segment is headquartered in the United Kingdom.

Electric Vehicles

Tembo e-LV B.V. (“Tembo”) is the electric vehicle business unit and brand which was fully acquired by VivoPower in February 2021. It has operating subsidiaries in the Europe, Australia, the Middle East and Asia, as well as partners in Africa and North America. Founded in the Netherlands in 1969, Tembo’s genesis was as a specialist off-road vehicle ruggedization and modification company. Tembo specializes in designing and producing building high-performance and ruggedized battery-powered electric vehicle (“EV”) solutions, including conversion kits for fleet owners in the mining, agriculture, energy utility, defense, police, government, public transport, humanitarian, and game safari industries, that convert internal combustion engine (“ICE”) vehicles into fully electrified battery-powered EVs. In addition, Tembo designed and engineered the Tembo Tusker – Tembo’s first Original Equipment Manufacturer (“OEM”) light utility battery-electric pick-up truck. With a focus on delivering EVs that meet high standards of safety, reliability, and quality for utility and other off-road and ruggedized or customized on-road applications, under VivoPower’s ownership, Tembo has grown into a global business with partners and customers across five continents.

Tembo’s business consists of four primary product lines: (i) (Tembo EUV) utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, (ii) (Tembo PUV) public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, (iii) (Tembo EVP) Electric Vehicle Products (“EVP”), which includes Tembo’s first fully-electrified road ready light pickup truck, the Tembo Tusker, and related services, and (iv) (Tembo SES) an extensive portfolio of EV charging solutions for home and commercial applications.

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

In June 2024, VivoPower announced the Australian launch of Tembo’s range of 100% electric pickup truck, the Tembo Tusker, marking a significant milestone Tembo’s mission to electrify off-road vehicles. This is showcased by the Tusker’s sector-leading price, reflecting its advanced design and global partnerships. The Tembo Tusker, a fully electric single and dual cab pickup truck, combines innovation with a sector-leading price from A$74,000 + GST and ORC. With 65Kwh and 77Kwh options, it offers ranges of 330km to 400km on a single charge.

In June 2024, VivoPower announced that its subsidiary, Tembo, has secured a minimum of 200 committed orders from its Original Equipment Manufacturer partner, for its fully electric pick-up utility vehicle, Tembo Tusker, for delivery to customers and partners in Australia and New Zealand by February 2026. The Tembo Tusker range will augment the Tembo conversion programs, increasing choices for Tembo’s B2B customer base and target market.

On July 2 and 29, 2024, VivoPower announced that Tembo and CCTS agreed to a one-month extension of their exclusive heads of agreement to July 31, 2024 and August 31, 2024, respectively. These extensions provide additional time to finalize the definitive business combination agreement and the independent fairness opinion related to the proposed transaction.

On August 29, 2024, VivoPower announced that Tembo executed a definitive Business Combination Agreement at a combined enterprise value of $904 million with CCTS. An independent third-party fairness opinion was satisfactorily completed, and the BCA was signed after a four-month period of due diligence.

In October 2024, Tembo entered a definitive agreement with Sarao Motors, a leading Jeepney manufacturer in the Philippines. The collaboration aims to electrify the country’s Jeepney fleet, targeting the estimated $10 billion Philippine Jeepney market. This partnership supports Tembo’s strategy to expand into Southeast Asia while contributing to the region’s transport decarbonization efforts.

In November 2024, Tembo secured full on-road homologation for its Tembo Tusker electric vehicles in Australia and New Zealand. This approval enables the Tembo Tusker to enter the $10 billion Australasian pick-up truck market, targeting sectors such as mining and infrastructure. The homologation marks a key step in Tembo’s strategy to commercialize its ruggedized electric utility vehicles for both on-road and off-road applications.

In December 2024, Tembo announced it will launch its EUV25 ePower conversion kits for Toyota LandCruisers at Automechanika Dubai 2024, one of the largest global automotive trade shows, with an estimated 60,000 attendees from 160 countries. The EUV25 kits are designed for electrifying LandCruisers used in sectors like mining, construction, and safari tourism, further supporting Tembo’s strategy to decarbonize off-road fleet vehicles.

In January 2025, VivoPower confirmed that Tembo is on track to fulfill orders and commence deliveries of its Tembo Tuskers electric utility vehicles (EUVs) from Sydney, Australia, in February 2025. The deliveries are part of Tembo’s subscription program, targeting mining and industrial fleet operators in Australia. This milestone supports Tembo’s commitment to providing ruggedized EV solutions for demanding sectors.

In February 2025, Tembo signed a definitive supply agreement with Asilia Africa, a leading safari operator. The agreement covers the supply of Tembo’s electric utility vehicles (EUVs) to support Asilia’s sustainable safari operations across East Africa. This deal aligns with Tembo’s mission to advance electrification in environmentally sensitive industries and regions.

In March 2025, VivoPower’s Tembo signed a Heads of Agreement with Associated Vehicle Assemblers Ltd. (AVA), East Africa’s leading vehicle assembler. The agreement sets out terms for assembling Tembo’s electric utility vehicles (EUVs) in Kenya, targeting regional markets in East and Southern Africa. This partnership supports Tembo’s strategy to localize assembly and distribution while contributing to regional decarbonization efforts.

In April 2025, Tembo signed a Definitive Distribution Agreement worth up to an estimated $85 million with leading Saudi Arabian energy and environmental solutions provider Green Watt to sell and distribute 1,600 Tembo electric utility vehicle (EUV) units across the Kingdom of Saudi Arabia over the next five years. That same month, Tembo secured an inaugural EV conversion kit order from The Safari Collection in Kenya, following its February 2025 Asilia Africa order, both of which have been delivered.

In May 2025, VivoPower received a revised non-binding proposal from Energi Holdings for the acquisition of a 51% direct stake in Tembo e-LV. The proposal valued Tembo at an enterprise value of $200 million, reflecting Energi’s increased conviction in Tembo’s market potential and ongoing strategic discussions.

In June 2025, the company advanced the proposed Tembo transaction following completion of the second phase of Energi Holdings’ due diligence. This step reinforced Energi’s intent and provided greater visibility on the structure and potential timing of the transaction, which continues to be anchored on the $200 million valuation.

In August 2025, the company confirmed that Tembo remains on track for a $100 million investment from Energi Holdings, at a $200 million enterprise value investment from Energi Holdings, now expected to be executed via a SPAC transaction. This reaffirmation followed further progress on regulatory and transactional preparations, providing additional confidence in the deal’s completion.

Revenue earned within the Electric Vehicles segment is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Vehicle spec conversion	3	-	-
Conversion kits	50	16	1,394
Accessories		-	70
Total revenues	53	16	1,464

During the year, supply chain and working capital constraints and ongoing development on PUV conversions limited our ability to scale sales, resulting in minimal revenues.

Over the next twelve months, Tembo anticipates a significant increase in both revenue and costs associated with scaling the Electric Vehicle business, as operations move forward with production of EUV conversion kits, alongside the anticipated sale of Tembo Tusker Electric Utility trucks and electric Jeepneys in response to demand from existing partnerships. The company’s transition to a capital-light business model, leveraging a strategic supply chain network across Asia, has removed the need to invest in capital intensive assembly and manufacturing facilities.

Critical Power Services

VivoPower’s Critical Power Services business was known as Aevitas. Aevitas was a key player in the manufacture, distribution, installation and servicing of critical energy infrastructure solutions. Its portfolio spans the design, procurement, installation, and upkeep of power and control systems, including those catering to utility and industrial-scale solar farms. Under Aevitas, there were three operating companies, J.A. Martin Electrical, NDT Services and Kenshaw Electrical. J.A. Martin and NDT Services were sold in July 2022 and Kenshaw Electrical was sold in July 2024. VivoPower is completing a restructure of Aevitas given it is now a discontinued operation.

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

Augmenting its Electric Vehicle business, which deploys EUV conversion products and services to fleet owners, VivoPower is also focused on an SES strategy with its core mission being to help corporate customers achieve their decarbonization goals. The SES business delivers full-suite, holistic SES to industrial customers and other large energy users and is comprised of four key elements:

●	Critical power “electric-retrofit” of customer’s sites to enable optimized EV battery charging, encompassing charging stations, renewables, battery storage and microgrids;

●	Digital twin technology;

●	EV and battery leasing;

●	EV battery reuse and recycling; and

●	Change management and training services

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

In October 2023, VivoPower signed a definitive joint venture agreement with Geminum, a digital twin technology company. This partnership aims to design, test, and implement digital twins for Tembo electric utility vehicles and VivoPower’s sustainable energy solutions. The joint venture will enhance VivoPower’s capabilities in fleet electrification and decarbonization solutions, providing clients with near real-time analytics and carbon abatement data. This technology will be relevant for the mining sector in particular, to assist in optimizing the total cost of ownership and operational efficiency.

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

In November 2024, VivoPower’s Caret Digital announced plans to develop up to 55MW of its solar farm portfolio for digital asset mining, including Dogecoin and Litecoin. The initiative is expected to leverage renewable energy from these solar farms and could potentially generate up to $150 million in revenues, contributing to the company’s goal of building sustainable crypto-mining operations.

In December 2024, VivoPower’s Caret Digital announced the activation of its Dogecoin mining operations as part of its broader digital asset strategy. The mining operations will use renewable energy sources and support Caret Digital’s goal of generating additional free cash flow and diversifying revenue streams. This marks the company’s entry into active crypto mining with a focus on sustainable practices.

In December 2024, VivoPower’s Caret Digital secured an asset-backed financing facility to acquire up to 1,000 Antminer L9 mining rigs. This move is aimed at accelerating Dogecoin mining revenues and enhancing free cash flow generation. The facility will allow Caret Digital to scale its crypto-mining operations while optimizing capital efficiency.

In January 2025, VivoPower’s Caret Digital secured a CAD$140 million binding investment commitment from GEM Global Yield (GGY). The investment is structured as a share subscription facility, providing Caret Digital with capital flexibility to support its business expansion, including upcoming acquisitions and product development in the digital solutions space.

In March 2025, VivoPower announced its intent to spin off Caret Digital via a direct listing on Nasdaq, accompanied by a dividend share distribution to existing VivoPower shareholders. The spin-off is designed to unlock value and provide direct exposure to Caret Digital’s growing digital asset and AI-focused businesses. The dividend distribution will be made to all eligible VVPR shareholders as of a future record date, which will be announced closer to the listing.

On June 16, 2025, the company announced that it had engaged advisors to fast-track the planned spin-off of its subsidiary, Caret Digital, through a direct NASDAQ IPO at a target market capitalization of $308 million. As part of the transaction, Caret Digital intends to raise up to $50 million from strategic investors in the Middle East and Asia to support its growth plans.

In FY25, Caret has impaired the last solar project, TX341, with a capacity of 26 MW-DC. This reflects a targeted approach to resource allocation, with a focus on digital asset mining at hosted facilities and also outside the United States in jurisdictions with cheaper power and without the impact of tariffs. Caret will continue to reassess its portfolio in the coming year, with the potential to reactivate impaired sites or add new projects based on market conditions and strategic priorities.

Revenue earned within Caret is comprised of the segment Digital Assets:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023

Digital revenue	8	0	-

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

C. Organizational Structure

VivoPower has 26 subsidiaries (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries owned directly and indirectly as at June 30, 2025.

No.	Subsidiaries	Incorporated	% Owned	Purpose
1	VivoPower International Services Limited	Jersey	100%	Operating company
2	VivoPower USA, LLC	United States	100%	Holding company
3	VivoPower US-NC-31, LLC	United States	100%	Dormant
4	VivoPower US-NC-47, LLC	United States	100%	Dormant
5	VivoPower (USA) Development, LLC	United States	100%	Holding company
6	Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States	100%	Operating company
7	Caret Decimal, LLC	United States	100%	Operating company
8	VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	Australia	100%	Holding company
9	Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
10	Aevitas Group Limited	Australia	100%	Holding company
11	Aevitas Holdings Pty Ltd	Australia	100%	Holding company
12	Electrical Engineering Group Pty Limited	Australia	100%	Holding company
13	KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)	Australia	100%	Operating company
14	Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Ltd)	Australia	100%	Operating Company
15	Tembo EV Pty Ltd	Australia	100%	Operating Company
16	Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	Australia	100%	Operating company
17	TemboDrive Pty Ltd	Australia	100%	Operating company
18	VivoPower Philippines Inc.	Philippines	64%	Dormant
19	VivoPower RE Solutions Inc.	Philippines	64%	Dormant
20	V.V.P. Holdings Inc	Philippines	40%	Dormant
21	Tembo e-LV B.V.	Netherlands	100%	Holding company
22	Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
23	FD 4x4 Centre B.V.	Netherlands	100%	Operating company
24	Tembo Group B.V. (formerly Tembo EUV Solutions B.V)	Netherlands	100%	Holding company
25	Tembo EUV Solutions FZCO	United Arab Emirates	100%	Holding company
26	Tembo EUV Investment Corporation Ltd	Cayman Islands	100%	Holding company

Notwithstanding 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VIWR AU Pty Ltd (formerly VivoPower Pty Ltd), and therefore is consolidated into the group financial statements of VivoPower International PLC.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom.

All our facilities are leased, and we do not own any real property. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2025 is as follows:

Company	Office Location	Purpose
Tembo EV Pty Ltd	Brisbane, Australia	EV Sales
Tembo 4x4 e-LV B.V.*	Eindhoven, Netherlands	Head office, workshop, service
VivoPower International PLC	London, United Kingdom	Corporate office
* vacated in July 2024 with relocation to new premises

The Company has $1.5 million invested in property, plant, and equipment at June 30, 2025 (June 30, 2024: $0.4 million; June 30, 2023 $3.7 million). This includes plant and equipment of $0.1 million (June 30, 2024: $0.1 million; June 30, 2023: $1 million), motor vehicles of $1.1 million (June 30, 2024: $0.3 million; June 30, 2023: $0.2 million), computer equipment, fittings and equipment of $0.04 million (June 30, 2024: $0.0 million; June 30, 2023: $0.3 million), and right-of-use assets of $0.2 million (June 30, 2024: nil; June 30, 2023: $2.3 million), representing leases for property and motor vehicles.

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

Note, results reported in years ended June 30, 2024 and 2023 have been adjusted to exclude the results of Kenshaw Electrical and shown as a single line item in the income statement after profit after tax. Details of results for discontinued operations are included in Note 20 to the financial statements.

A. Operating Results

Overview

	Year Ended June 30
	2025			2024			2023
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Revenue from contracts with customers	61	-	61	16	11,811	11,827	4,055	11,005	15,060
Cost of sales	(50)	-	(50)	27	(10,268)	(10,241)	(4,294)	(9,178)	(13,472)
Cost of sales - non-recurring events	-	-	-	-	-	-	(3,850)	-	(3,850)
Gross profit	11	-	11	43	1,543	1,586	(4,089)	1,827	(2,262)
General and administrative expenses	(8,233)	-	(8,233)	(7,521)	(1,228)	(8,749)	(6,425)	(1,195)	(7,620)
Other gains/(losses)	16	1,648	1,664	89	4	93	31	(4,208)	(4,177)
Other income	-	-	-	-	99	99	82	37	119
Depreciation of property and equipment	(157)	-	(157)	(746)	-	(746)	(508)	(242)	(750)
Amortization of intangible assets	(360)		(360)	(384)	(439)	(823)	(831)	-	(831)
Operating (loss)/profit	(8,723)	1,648	(7,075)	(8,519)	(21)	(8,540)	(11,740)	(3,781)	(15,521)
Restructuring and other non-recurring costs	(412)	-	(412)	(1,392)	2	(1,390)	(1,662)	(1)	(1,663)
Impairment losses	(2,531)	-	(2,531)	(29,686)	(552)	(30,238)	(421)	-	(421)
Finance income	3,568	-	3,568	1,396	17	1,413	1,156	-	1,156
Finance expense	(7,033)	-	(7,033)	(6,015)	(327)	(6,342)	(6,839)	(527)	(7,366)
Loss before income tax	(15,131)	1,648	(13,483)	(44,216)	(881)	(45,097)	(19,506)	(4,309)	(23,815)
Income tax	691	-	691	(1,603)	-	(1,603)	(559)	19	(540)
Loss for the period	(14,440)	1,648	(12,792)	(45,819)	(881)	(46,700)	(20,065)	(4,290)	(24,355)

Adjusted EBITDA	(8,214)	1,648	(6,566)	(7,389)	418	(6,971)	(6,403)	(3,539)	(9,942

Management analyzes our business in five reportable segments: Electric Vehicles, Sustainable Energy Solutions, Solar Development, Digital Assets and Corporate Office.

During the year ended June 30, 2025, the Group (including discontinued operations) generated total revenue of $0.06 million, gross profit of $0.01 million, operating loss of $7.1 million and a net loss of $12.8 million. Of these amounts, continuing operations of the Group generated revenue of $0.06 million, gross profit of $0.01 million, operating loss of $8.7 million and a net loss of $14.4 million. During the year ended June 30, 2024, the Group (including discontinued operations) generated total revenue of $11.8 million, gross profit of $1.6 million, operating loss of $8.5 million and a net loss of $46.7 million. Of these amounts, continuing operations of the Group generated revenue of $0.02 million, gross profit of $0.04 million, operating loss of $8.5 million and a net loss of $45.8 million.

Adjusted EBITDA (including discontinued operations) for the year ended June 30, 2025 was a loss of $6.6 million, compared to a loss of $7.0 million for the previous year. Adjusted EBITDA for continuing operations was a loss of $8.2 million, compared to a loss of $7.4 million for the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, other finance income and expenses, one-off non-recurring costs including restructuring expenses and non-cash equity remuneration.

The results for the year ended 30 June 2025 reflect the completion of the divestment of discontinued operations and a strategic focus on scaling up the Electric Vehicle business, alongside the initiation of the Company’s new Digital Asset strategy. These initiatives mark a significant repositioning of the Group toward high-growth, technology-driven segments aimed at enhancing long-term profitability.

Revenue in Critical Power Services (including discontinued operations) declined by $11.8 million to nil during the year. Kenshaw Electrical, which was classified as a discontinued operation in the prior year, was sold in July 2024 to ARA Group Limited for a consideration of approximately A$1.2 million. This sale aligns with VivoPower’s strategy to exit businesses exposed to structural labor law challenges in Australia and redeploy time and capital into its high-growth businesses, particularly the Electric Vehicle (EV) business unit.

On a continuing operations basis, the Electric Vehicle segment generated $53 thousand in revenue for the year ended 30 June 2025 (year ended 30 June 2024: $16 thousand), primarily from EV conversion kits, with most activity concentrated on product development. In addition, the Digital Assets segment contributed $8 thousand in revenue in FY2025 (year ended 30 June 2024: nil), primarily relating to digital asset mining activities under Caret.

Gross profit (including discontinued operations) declined by $1.5 million to a gross profit of $11 thousand. On a continuing basis, gross profit decreased by $32 thousand to a gross profit of $11 thousand. In percentage terms, gross margin from continuing operations declined from 269% to 18% (18% including discontinued operations).

The results for the year ended June 30, 2025 reflect an increase in general and administrative expenses related to continuing operations, which rose by approximately $0.7 million to $8.2 million (year ended June 30, 2024: $7.5 million). The increase was primarily driven by a $1.7 million rise in professional fees (principally legal fees relating to strategic initiatives and capital raising activities) and a $0.8 million increase in marketing and public relations expenses, partially offset by a $1.0 million reduction in salaries and benefits and a $0.8 million decrease in IT licensing and support costs. Other cost categories, including insurance, travel, and office expenses, remained relatively consistent year over year.

The results of continuing operations for the year ended June 30, 2025 include $2.9 million restructuring and other non-recurring costs and impairment costs primarily due to impairment of intangibles, property, plant & equipment and write offs of assets.

Net finance costs from continuing operations totaled $3.5 million for the year ended June 30, 2025. Finance expenses amounted to $7.0 million, comprising $4.5 million of interest on related party loans, $0.4 million in non-cash finance costs associated with convertible warrants, $0.3 million in interest on preference shares, and $1.8 million from other items including lease liabilities, bank interest, foreign exchange losses, and other finance charges. Finance income totaled $3.6 million, primarily consisting of $3.6 million in foreign exchange gains and $8 thousand in interest income.

As at June 30, 2025, the Group’s current assets were $74.6 million (as at June 30, 2024: $17.7 million; June 30, 2023: $10.4 million) representing an increase from June 30, 2024, mostly due to increase in Trade and Other Receivables. Current assets also comprised of $0.1 million of cash and cash equivalents (as at June 30, 2024: $0.2 million; June 30, 2023: $0.6 million), $0.2 million of restricted cash (as at June 30, 2024: $0.3 million; June 30, 2023: $0.6 million), $73.2 million of trade and other receivables (as at June 30, 2024: $10.0 million; June 30, 2023: $7.1 million), $1.2 million of inventory (as at June 30, 2024: $1.6 million; June 30, 2023: $1.5 million), and $5 thousand of digital assets.

Current liabilities were $55.3 million as of June 30, 2025 (as at June 30, 2024: $54.1 million; June 30, 2023: $18.9 million). The increase from prior year reflects an increase in Loans and Borrowings and Trade and Other Payables. At June 30, 2025, current liabilities include Trade and Other Payables of $39.8 million (as at June 30, 2024, $37.9 million; June 30, 2023: $14.6 million), Kenshaw’s Liabilities held for sale amounting to nil (as at June 30, 2024; $5.5 million; June 30, 2023: nil), Loans and Borrowing amounting to $12.2 million (as at June 30, 2024, $8.2 million; June 30, 2023: $2.4 million), income tax liabilities amounting to $0.2 million (as at June 30, 2024, $0.3 million; June 30, 2023: $0.2 million) and provisions amounting to $3.0 million (as at June 30, 2024, $2.2 million; June 30, 2023: $1.8 million).

Current asset-to-liability ratio as at June 30, 2024 was 1.35:1 (as at June 30, 2024: 0.33:1; June 30, 2023: 0.55:1)

As at June 30, 2025, the Company had net assets/(liabilities) of $20.1 million (as at June 30, 2024: ($40.5) million; June 30, 2023: $3.7 million), including intangible assets of $16.7 million (as at June 30, 2024: $15.2 million; June 30, 2023: $42.2 million). Property, plant and equipment increased to $1.5 million as at June 30, 2025 (as at June 30, 2024, $0.4 million; June 30, 2023: $3.7 million).

Cash outflow for the year ended June 30, 2025, was $0.1 million, arising from cash used in operating activities of $5.7 million, cash outflow from investing activities of $3.2 million and cash inflow from financing activities of $8.8 million. On June 30, 2025, the Company had cash reserves of $0.1 million (June 30, 2024: $0.2 million; June 30, 2023: $0.6 million) and debt of $29.2 million (June 30, 2024: $29.1 million; June 30, 2023: $32.4; million), giving a net debt position of $29.1 million (June 30, 2024: $28.9 million; June 30, 2023: $31.8 million).

Net cash outflow from investing activities of $3.2 million in the year ended June 30, 2025 comprised of $1.0 million cash outflow from the purchase of property, plant and equipment, and a $2.2 million net cash outflow attributable to additional investment in Tembo.

Cash generated from financing activities for the year ended June 30, 2025, was $8.8 million. This comprised $8.9 million proceeds from capital raises net of capital raise costs, and $0.1 million transfer from restricted cash. This is partly offset by $0.1 million repayments of other financings and borrowings.

Year Ended June 30, 2025, Compared to Years Ended June 30, 2024 and June 30, 2023

	Continuing operations							Discontinued operations
Year Ended June 30, 2025	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Digital	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Assets	Continuing	Services	Total
Revenue from contracts with customers	-	-	53	-	-	8	61	-	61
Costs of sales - other	-	-	(50)	-	-	-	(50)	-	(50)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-	-
Gross profit	-	-	3	-	-	8	11	-	11
General and administrative expenses	(8)	(7)	(1,759)	37	(6,496)	-	(8,233)	-	(8,233)
Other gains	-	-	-	16	-	-	16	1,648	1,664
Other income	-	-	-	-	-	-	-	-	-
Depreciation and amortization	-	-	(509)	(3)	(1)	(4)	(517)	-	(517)
Operating loss	(8)	(7)	(2,265)	50	(6,497)	4	(8,723)	1,648	(7,075)
Restructuring and other non-recurring costs	(1,185)	-	(176)	2,072	(1,123)	-	(412)	-	(412)
Impairment costs	-	(1,549)	(982)	-	-	-	(2,531)	-	(2,531)
Finance expense - net	(175)	-	1,466	(39)	(4,717)	-	(3,465)	-	(3,465)
Profit/(loss) before income tax	(1,368)	(1,556)	(1,957)	2,083	(12,337)	4	(15,131)	1,648	(13,483)
Income tax	-	-	552	-	139	-	691	-	691
Loss for the year	(1,368)	(1,556)	(1,405)	2,083	(12,198)	4	(14,440)	1,648	(12,792)

	Continuing operations						Discontinued operations
Year Ended June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services	Total
Revenue from contracts with customers	-	-	16	-	-	16	11,811	11,827
Costs of sales - other	(52)	-	102	(23)	-	27	(10,268)	(10,241)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-
Gross profit	(52)	-	118	(23)	-	43	1,543	1,586
General and administrative expenses	(53)	(344)	(1,794)	(324)	(5,006)	(7,521)	(1,228)	(8,749)
Other gains	47	-	10	32	-	89	4	93
Other income	-	-	-	-	-	-	99	99
Depreciation and amortization	(448)	-	(671)	(3)	(8)	(1,130)	(439)	(1,569)
Operating loss	(506)	(344)	(2,337)	(318)	(5,014)	(8,519)	(21)	(8,540)
Restructuring and other non-recurring costs	-	-	-	-	(1,392)	(1,392)	2	(1,390)
Impairment losses	48,315	(11,187)	(366)	10,877	(77,325)	(29,686)	(552)	(30,238)
Finance expense - net	(3,741)	(2)	(2,726)	(68)	1,918	(4,619)	(310)	(4,929)
Profit/(loss) before income tax	44,068	(11,533)	(5,429)	10,491	(81,813)	(44,216)	(881)	(45,097)
Income tax	(797)	-	277	(1,083)	-	(1,603)	-	(1,603)
Loss for the year	43,271	(11,533)	(5,152)	9,408	(81,813)	(45,819)	(881)	(46,700)

	Continuing operations						Discontinued operations
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services	Total
Revenue from contracts with customers	2,591	-	1,464	-	-	4,055	11,005	15,060
Costs of sales - other	(2,722)	-	(1,572)	-	-	(4,294)	(9,178)	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(3,981)	-	(108)	-	-	(4,089)	1,827	(2,262)
General and administrative expenses	(195)	(297)	(1,005)	(367)	(4,561)	(6,425)	(1,195)	(7,620)
Gain/(loss) on solar development	1	-	-	30	-	31	(4,208)	(4,177)
Other income	13	69	-	-	-	82	37	119
Depreciation and amortization	(653)	-	(673)	(3)	(10)	(1,339)	(242)	(1,581)
Operating loss	(4,815)	(228)	(1,786)	(340)	(4,571)	(11,740)	(3,781)	(15,521)
Restructuring and other non-recurring costs	-	-	200	-	(1,862)	(1,662)	(1)	(1,663)
Impairment losses			414		7	421		421
Finance expense - net	(6,314)	(34)	936	(50)	(221)	(5,683)	(527)	(6,210)
Profit/(loss) before income tax	(11,129)	(262)	(1,064)	(390)	(6,661)	(19,506)	(4,309)	(23,815)
Income tax	(638)	-	(40)	119	-	(559)	19	(540)
Loss for the year	(11,767)	(262)	(1,104)	(271)	(6,661)	(20,065)	(4,290)	(24,355)

Income Statement from continuing operations

Revenue

Revenue from continuing operations for the year ended June 30, 2025 increased $0.04 million or 281% to $0.06 million, from $0.02 million in the year ended June 30, 2024. Revenue from continuing operations for the year ended June 30, 2024 decreased $4.1 million or 99.6% to $0.02 million, from $4.1 million in the year ended June 30, 2023.

Revenue from continuing operations by product and service is follows:

	Year Ended June 30
(US dollars in thousands)	2025		2024	2023
Electrical products and related services	$		$-	$2,591
Electric vehicles & related products & services		53	16	1,464
Digital revenue		8
Total revenue		$61	$16	$4,055

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

Revenue from continuing operations from electrical products, related services and solutions for the year ended June 30, 2025 and 2024 amounted nil compared to the $2.6 million earned for the year ended June 30, 2023. This is due to the subsequent sale of Kenshaw, which has now been classified as a discontinued operation.

Revenue from electric vehicles, related products, services and solutions is generated from our Electric Vehicles businesses, Tembo eLV B.V. in the Netherlands, focused on electric vehicle conversion kits, and vehicle ruggedization products. Tembo EV Pty Ltd in Australia, which recently launched the Tembo Tusker; and Tembo Technologies Pty Ltd, which is developing the all-electric Jeepney for the Philippines transport market. Revenue generated in these operations is recognized when the products are delivered to customers. Revenue from electric vehicles and related products and services amounted to $0.05 million for the year ended June 30, 2025 compared to $0.01 million and $1.5 million for the years ended June 30, 2024 and 2023, respectively. For the year ended June 30, 2025, no revenue was recognized on EUV conversion kit development whilst the EUV23 and EUV24 development project advanced towards production. Revenue from vehicle conversions focused on ruggedization of non-EV vehicles totaled $0.02 million for the year ended June 30, 2024, compared to $1.5 million for the year ended June 30, 2023. In FY23, the company benefitted from a substantial ruggedization contract involving 15 vehicles with the Boliden mine in Ireland.

Revenue from continuing operations by geographic location is follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Australia	$53	$-	$2,591
Netherlands	-	16	1,464
United States	8	-	-
Total revenue	$61	$16	$4,055

Australian revenue from continuing operations of $0.05 million for the year ended June 30, 2025 compares to nil in the year ended June 30, 2024 and $2.6 million in the year ended June 30, 2023. The decrease is due to the sale of our Australian entity, Kenshaw Electric which has now been classified as a discontinued operation.

Netherlands revenue was nil for the year ended June 30, 2025, $0.02 million for the year ended June 30, 2024 and $1.5 million for the year ended June 30, 2023, representing contribution from the Electric Vehicle business unit, FY23’s revenue was driven by Boliden ruggedization contracts during the year. The business remains primarily focused on the development of its core EUV23 and EUV24 conversion kit solution, for which it has already received orders.

United States revenue amounting to $8 thousand is attributable to the digital asset mining activities of Caret Digital during the year.

The Group had two customers representing more than 10% of revenue for the year ended June 30, 2025 (year ended June 30, 2024: one).

Cost of Sales

Cost of sales from continuing operations by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Electrical products and related services - other	$-	$52	$2,722
Electrical products and related services - extreme weather and COVID 19 disruption	-	-	3,850
Electric vehicles & related products & services	50	(102)	1,572
Other revenue	-	23	-
Total cost of sales	$50	$(27)	$8,144

Total cost of sales from continuing operations was $0.05 million for the year ended June 30, 2025, as compared to negative $0.03 million for the year ended June 30, 2024, and $8.1 million for the year ended June 30, 2023.

Cost of sales related to electrical products and related services consists of material purchases and direct labor costs, motor vehicle expenses and any directly related costs attributable to manufacturing, service, or other costs of sales.

Cost of sales for electrical products and related services for the prior year ended June 30, 2023 included $3.9 million of non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Queensland in FY23. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labor and material costs to fix and then complete the project within the project deadline. The foregoing events are not expected to repeat due to their unprecedented nature and so the Company has categorized such related costs as non-recurring.

Other cost of sales related to electrical products and related services was nil for the year ended June 30, 2025, as compared to $0.05 million for the year ended June 30, 2024 and $2.7 million for the year ended June 30, 2023.

Cost of sales related to electric vehicles and related products consists of material purchases and direct labor costs and any other costs directly attributable to assembly. Cost of sales related to electric vehicles and related products were $0.05 million for the year ended June 30, 2025, ($0.1) million for the year ended June 30, 2024 and $1.6 million for the year ended June 30, 2023. The cost of sales was a credit amount on account of provision reversals on inventory.

Cost of sales on other revenue amounted to nil and $0.03 million for the years ended June 30, 2025 and 2024, respectively.

Gross Profit

Gross profit from continuing operations by product and service is as follows:

Gross profit/(loss) by product or service is as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Electrical products and related services	$-	$(52)	$(3,981)
Electric vehicles & related products & services	3	118	(108)
Digital revenue	8	(23)	-
Total gross (loss)/profit	$11	$43	$(4,089)

For the year ended June 30, 2025, gross (loss)/ profit from continuing operations is equal to revenue less cost of sales and totaled a profit of $0.01 million in comparison to the profit of $0.04 million for the year ended June 30, 2024, and a loss of $4.1 million for the year ended June 30, 2023. In percentage terms, gross margins from continuing operations decreased from 269% in the prior year, to 18% in FY25.

The gross (loss)/profit from electrical products and related services (the Critical Power Services business) was nil for the year ended June 30, 2025, compared to the loss of $0.05 million in the prior year.

The Electric Vehicle business generated a gross profit of $3 thousand in the year ended June 30, 2025, (June 30, 2024, profit of $0.1 million).

General and Administrative Expenses

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Salaries and benefits	$2,223	$3,200	$2,416
Professional fees	3,989	2,240	2,317
Insurance	320	405	526
Travel	129	169	145
IT licensing and support	387	1,201	633
Marketing and public relations	858	66	162
Office and other expenses	327	240	226
Total general and administrative expenses	$8,233	$7,521	$6,425

General and administrative expenses from continuing operations increased by $0.7 million to $8.2 million for the year ended June 30, 2025, compared to $7.5 million for the year ended June 30, 2024. These expenses consist primarily of operational expenses, such as those related to employee salaries and benefits, professional fees, insurance, travel, IT, marketing, office and other expenses, as well as vesting at grant date share price of non-cash equity incentive costs of share awards previously granted under the Company’s Omnibus Incentive Plan, in accordance with IFRS 2 Share-based Payments.

Salaries and benefits were $2.2 million for the year ended June 30, 2025, (year ended June 30, 2024, $3.2 million), accounting for 27% of total general and administrative expenses, (year ended June 30, 2024, 43%).

Professional fees of $4.0 million for the year ended June 30, 2025 or 48% of total general and administrative expenses (year ended June 30, 2024, $2.2 million, 30%), were comprised of audit and accounting fees, consulting fees to support business development and legal fees.

Insurance expense of $0.3 million for the year ended June 30, 2025 was marginally lower than the $0.4 million for the year ended June 30, 2024.

IT licensing and support expenses represent the costs of accounting, operations, email and office, file storage, and security software products and licenses. IT expenses decreased by $0.8 million to $0.4 million for the year ended June 30, 2025.

Marketing expenses include promotional advertisements, trade shows and marketing service agreements. Marketing costs of $0.9 million for the year ended June 30, 2025 increased significantly compared to the prior year expense $0.1 million.

Office and other expenses include office and meeting space rental, communication, bank fees and general office administrative costs. Office and other expenses of $0.3 million for the year ended June 30, 2025 increased marginally in the year.

Discontinued operations

On July 2, 2024, Kenshaw Electrical was sold for $0.8 million (AU$1.2 million) net consideration.

Other Income

There was nil of other income from continuing operations in the years ended June 30, 2025 and 2024 which compares to $0.1 million for the year ended June 30, 2023. Other Income in FY23 mainly related to COVID-19 grants and subsidies in Critical Power Services in Australia.

Depreciation and amortization

Depreciation is charged on property, plant and equipment on a straight-line basis and is charged in the month of addition. We depreciate the following class of assets at differing rates, dependent on their estimated useful lives. The net book value of assets held as of the period ended June 30, 2025 was $1.5 million (June 30, 2024: $0.4 million; June 30, 2023: $3.7 million).

Depreciation and amortization charges from continuing operations were $0.2 million and $0.4 million, respectively, in the fiscal year ended June 30, 2025, compared to $0.7 million and $0.4 million in the prior fiscal year. Amortization costs for the year relate to the amortization of intangible assets generated on the acquisition of Tembo in November 2020.

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

Under IFRS, intangible assets and goodwill are subject to an annual impairment review. Impairment of goodwill and intangibles amounted to $1.6 million during the year. This impairment includes fully impairing all solar projects that were abandoned, and the remaining site, TX341, is likewise at risk of abandonment. The company used a valuation matrix of $80,000 per MW-DC, derived from the term sheet received from a potential joint venture partner in September 2023, to assess the value of these active sites.

An impairment review tests the recoverable amount of the cash-generating unit that gave rise to the intangible asset or goodwill in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statements of Comprehensive Loss.

The Group conducts impairment tests on the carrying value of goodwill and intangibles annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated is determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments, while margins and growth rates are based upon approved budgets and related projections.

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

Following the sale of Kenshaw Electric on July 2, 2024, the CGU represented by Aevitas (being Critical Power Services) was written off as no longer capable of being recovered from ongoing operations.

With the sale of Kenshaw and the writing off of all goodwill and intangibles, it was then required to affect a similar write off of the goodwill and intangibles held by VIWR AU Pty Ltd, formerly VivoPower Pty Ltd (VIWR AU) as also no longer being capable of being recovered. On July 5th following a detailed internal review of VIWR AU it was decided to place it into Voluntary Administration, hence requiring the final write off of all VIWR AU’s goodwill and intangibles held in other subsidiaries. This review considered VIWR AU’s ability to generate sufficient revenues, which traditionally have been from Management Fees charges to the businesses of Kenshaw Electric and Kenshaw Solar. With both of these entities now disposed of the income from their Management Fees is no longer available.

The intangibles represented by Tembo e-LV and its subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were a discount rate based on the weighted average cost of capital of 12.1% (June 30, 2024: 13.7%, June 30, 2022: 12%) and an EBITDA compound average annual growth rate (CAGR) of 115% over the next 5 years. We have conducted a discounted cashflow for the impairment testing model; we have not included the terminal value in our analysis. Growth rates reflect the commencement of sales of the Tembo Tusker, electric Jeepneys, and conversion kits over the five-year period. This is underpinned by customer demand pursuant to sales agreements, including over 15,000 units of conversion kits, with major international distribution partners such as Bodiz Automotive LLC (Mongolia), GHH Mining Machines (now owned by Komatsu), Fourche Maline Energy Ltd (Ghana), Associated Vehicle Assemblers (AVA Kenya), Green Watt (KSA), Al Taif (UAE) Ulti Mech (Australia), and Sarao Motors (Philippines).

We conducted a sensitivity analysis to evaluate the impact of changes in key assumptions on the impairment testing for Tembo. As part of this, a sensitivity table was prepared using discount rates (WACC) of up to 20%. The results demonstrated that, under these adjusted assumptions, no impairment would be required. The analysis further indicated that impairment would only arise if the WACC were to exceed 60%.

In reviewing past performance and lack of Revenues, we have analyzed the following;

●	Supply Chain issues relating to limited cash flows to procure components
●	Staffing issues relating to the changing nature of our R&D activities
●	Moving from Design to Test and potential rework
●	Customer appetite to place orders and commit

Customer acceptance of our revised Terms of Trade. Now aligned with what other EV Conversion Kits suppliers are requiring;

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

Restructuring and Other Non-Recurring Costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of financial information and enable comparability in future periods.

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Corporate restructuring - legal and other fees	$176	$-	$200
Corporate restructuring - litigation provision	596	-	-
Fiscal provision	154	1,389	1,768
Remediation costs	-	-	(361)
Acquisition related costs	-	3	55
Gain on effectuation of DOCA	(514)
Total restructuring costs	$412	$1,392	$1,662

For the year ended June 30, 2025, the Company has setup a provision relating to the ongoing dispute with a prior client, Accès Industriel in Canada for the settlement of $596,000 which they initially paid as part of the sales contracts for Tembo EUV conversions under previous Tembo management. Additionally, during the year, provisions were also made relating to payroll tax for Tembo amounting to $0.1 million. For the year ended June 30, 2025, the Company incurred a net gain of $0.5 million on the effectuation of the Deed of Company Arrangement for the subsidiary VIWR AU Pty Ltd, arising from writing off related party loans and receivables, as well as $0.2 million non-recurring costs primarily related to fiscal provisions, including VAT Liability to the HMRC in the UK (June 30, 2024: $1.4 million; June 30, 2023: $1.8 million). For the year ended June 30, 2023, restructuring costs include restructuring activities of $0.2 million, and a $0.4 million release of remediation provision.

Finance Income and Expense

Finance income reported was $3.6 million, $1.4 million, and $1.2 million for the years ended June 30, 2025 and 2024 and 2023.

In the year ended June 30, 2025, the Company incurred net finance costs of $3.5 million, consisting of $4.5 million interest on related party loans, $0.4 million of convertible warrants, $0.6 million combined expense from interest on leases, preference shares and interest on other debt offset by $2.0 million net foreign exchange gains. Finance expense of $4.6 million for the year ended June 30, 2024 consists primarily of interest expense associated with the interest payable on outstanding related party loans with AWN of $4.6 million, $0.9 million combined expense from interest on leases, preference shares and interest on other debt offset by foreign exchange gains of $1.4 million.

The components of net finance expense from continuing operations are as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Shareholder loan	$4,532	$4,637	$3,801
Convertible warrants	413	-	-
Preference shares interest	298	267	204
Interest on leases	4	13	15
Other finance costs	253	630	273
Foreign exchange	(2,035)	(928)	1,391
Total net finance expenses	$3,465	$4,619	$5,684

Foreign exchange gain/losses consist primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature. AWN loans of $28.8 million are mostly denominated in USD, upon which there is minimal foreign currency risk.

Income Tax

We are subject to income tax for the year ended June 30, 2025 at rates of 19% to 25%, 21%, 25% to 30%, and 19% to 25.8% in the U.K., the U.S., Australia and the Netherlands respectively. We use estimates in determining our provision for income taxes. We account for income taxes in accordance with IFRS Standard IAS 12 Income Taxes, using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credits.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Market demand for our products and services. Our business and revenues depend on the demand for our products and services. The market demand for electric vehicles, critical power services, sustainable energy solutions and solar development projects is heavily influenced by a range of factors that include the governmental economic, fiscal, and political polices at both the national and state levels in the U.S., Canada, Australia, Europe, the United Kingdom, the Middle East, Southeast Asia and the rest of the world, as well as global economic and political factors affecting the cost, availability, and desirability of renewable energy, other energy sources. Other external factors such as geopolitical tensions and the outbreak of war may also affect demand for our products and services.

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

Operational scale up of electric vehicle assembly and delivery capabilities. Tembo faces operational risks as a maker of battery-electric ruggedized and off-road vehicles embarking on an exponential scale up of its assembly and delivery capabilities. Growth is dependent on securing appropriate premises and equipment, achieving design and manufacturing process goals, achieving compliance with safety regulations, recruiting and retaining suitably qualified personnel, overcoming any delays and, resolving any supply chain shortages, to be able to deliver the volume and quality of products required to meet customer commitments.

Delivering electric vehicle products and services to customers’ requirements and regulatory standards. Following the acquisition of Tembo, we signed distribution agreements with a number of partners globally, to sell Tembo EUV conversion kits. Meeting the technical specifications, quality and safety standards of our customers and partners is a key driver of ensuring Tembo’s brand, reputation, revenue and future prospects. Product failures in service could leave us exposed to future warranty claims. Failure to meet the required regulations and standards in the markets we serve could require product recalls, fines and penalties.

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

Supply chain deliveries. Materials deliveries from suppliers are at risk of disruption due to external events and factors such as geopolitical conflicts and international money wire friction issues. Overcoming challenging supply chain issues is a key factor in our businesses being able to deliver goods and services to our customers in line with their requirements and meet our revenue growth targets.

Inflation. The economic volatility attributable initially to COVID-19 and then to Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and our business.

Ability to secure capital at attractive rates and terms. Our businesses are capital intensive requiring significant investment in operational expenditure and capital expenditure to realize the growth potential of our electric vehicle, critical power services, sustainable energy solutions and Digital Asset Treasury businesses. In addition, we are subject to significant and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial legal and financial compliance costs. As a result, we expect to require some combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business.

Currency fluctuations. We conduct business in the U.S., Canada, Australia, the Netherlands, the U.K, Southeast Asia, the Middle East and Africa.. As a result, we are exposed to risks associated with fluctuations in currency exchange rates.

Ability to attract and retain talent. We are looking to scale our business in the face of competition for talent. To achieve our operational goals, we need to attract high caliber talent that is productive.

B. Liquidity and Capital Resources

Our principal sources of liquidity in the fiscal year ended June 30, 2025 were from capital raises made during the year from which we were able to raise $8.9 million in proceeds, as well as loans and advances from the Arowana group including AWN loans (with a principal outstanding balance of $28.8 million, decreasing from $28.9 million at June 30, 2024), Arowana United Enterprises Pte Ltd loan amounting to $48 thousand, Arowana Global Impact Pty Ltd (formerly Arowana Partners Group) (with cost recharges outstanding with a balance of $1.9 million Arowana International UK Limited representing cost recharges amounting to $1.3 million and a loan principal outstanding of $63 thousand. The principal uses of cash have been to support operating activities.

Our principal sources of liquidity in the fiscal year ended June 30, 2024 were from AWN loans (with a principal outstanding balance of $28.9 million, increasing from $28.6 million at June 30, 2023), Arowana United Enterprises Pte Ltd loan amounting to $48,000, Arowana Partners Group cost recharges amounting to $0.7 million, Arowana International UK Limited representing cost recharges amounting to $1.2 million and $2.5 million net proceeds from capital raises. The principal uses of cash have been to support operating activities, including development of intangibles.

The following table shows net cash provided by (used in) operating activities, net cash used in investing activities, and net cash provided by financing activities for the year ended June 30, 2025, 2024 and 2023:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023

Net cash provided by (used in) operating activities	(5,749)	1,493	(5,442)
Net cash used in investing activities	(3,234)	(4,566)	(1,921)
Net cash provided by financing activities	8,844	2,719	6,694
Total cash flow	(139)	(354)	(669)

Operating Activities

Our net cash outflow from operating activities for the year ended June 30, 2025, was $5.7 million. This reflects both the impact of the Group’s operating loss and movements in working capital. The net cash outflow after tax from operations was $3.9 million, primarily driven by the $14.4 million loss from continuing operations, partly offset by the $1.6 million profit from discontinued operations. Non-cash and non-operating adjustments included $7.0 million of finance expense, $3.6 million of finance income, $0.5 million of depreciation and amortisation, $1.6 million impairment of goodwill and intangibles, $4.0 million of share-based payments, and $0.02 million of other gains. Working capital movements contributed a further $1.9 million outflow, comprising an increase in trade and other receivables of $1.6 million, an increase in digital assets of $0.01 million, and a decrease in trade and other payables of $1.6 million, partially offset by a reduction in inventory of $0.5 million and $0.8 million decrease in provisions.

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

Investing Activities

Net cash outflow from investing activities of $3.2 million in the year ended June 30, 2025 comprised of $1.0 million purchase of property, plant and equipment, a $2.2 million net cash outflow attributable to additional investment in capital projects in Tembo.

Net cash outflow from investing activities of $4.6 million in the year ended June 30, 2024 comprised of $0.6 million purchase of property, plant and equipment, a $4.0 million net cash outflow attributable to additional investment in capital projects in Tembo.

Financing Activities

Cash generated from financing activities for the year ended June 30, 2025, was $8.8 million. This comprises $8.9 million capital raises net of capital raise costs and $0.1 million transfer from restricted cash. This is partly offset by $0.1 million repayments of loans from related parties, $0.05 million lease payment.

Cash generated from financing activities for the year ended June 30, 2024, was $2.7 million. This comprised $0.8 million inflow from AWN loans, $1.0 million proceeds from investors, $2.5 million capital raises net of capital raise costs, and $0.3 million transfer from restricted cash. This is partly offset by $1.6 million repayments of other financings and borrowings, and $0.2 million lease repayments.

Borrowing obligations outstanding at the end of the period were as follows:

	As at June 30
(US dollars in thousands)	2025	2024	2023

Current liabilities:
Debtor financing	67	67	1,329
Lease liabilities	55	-	462
Short-term shareholder loan	-	8,104	497
Bank loan	12,127	-	7
Chattel mortgage	-	-	89
Other borrowings	-	-	-
	12,249	8,171	2,384
Non-current liabilities:
Shareholder loan – payments due beyond 12 months	16,800	20,915	28,111
Lease liabilities	140	-	1,843
Financing agreement	-	-	-
Chattel mortgage		-	50
	16,940	20,915	30,004
Total borrowings	29,189	29,086	32,388

Tembo has lease arrangements in place to finance business properties and motor vehicle fleets. Lease liabilities have increased from nil at June 30, 2024 to $0.2 million at June 30, 2025 due to the new lease facility in Tembo. The obligation for future minimum lease payments under the facilities are as follows:

	Minimum lease payments			Present value of minimum lease payments
	As at June 30			As at June 30
(US dollars in thousands)	2025	2024	2023	2025	2024	2023
Amounts payable under finance leases:
Less than one year	57	-	576	55	-	462
Later than one year but not more than five	146	-	2,223	140	-	1,843
	202	-	2,799	195	-	2,305
Future finance charges	(8)	-	(494)	-	-	-
Total obligations under finance lease	195	-	2,305	195	-	2,305

On June 30, 2021, the Company agreed a refinancing of its existing $21.1 million shareholder loan with AWN, with repayment of principal from January 1, 2023 in sixty monthly instalments of $0.35 million to loan maturity on December 31, 2027. The interest rate and line fee were agreed at 8% and 0.8% respectively, but no interest or line fee settlements were required until after a corporate liquidity event occurred. In addition, the Company agreed to a refinancing fee of $0.34 million in two tranches on June 30, 2022 and December 31, 2022. Security granted to AWN comprised of a specific security deed over the assets of Aevitas (the “Specific Security Deed”) and a general security over the assets of the Company (the “General Security”).

On June 30, 2022 further amendments to the loan were agreed with AWN:

i.	to defer repayment of principal to commence on October 1, 2023, with repayments over 60 months to September 30, 2028.

ii.	to defer interest payments from October 1, 2021, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2023.

iii.	to increase the interest rate and line fee to 10.00% and 2.00% per annum respectively during the period from October 1, 2021 to the earlier of a) September 30, 2023 or b) the date a minimum prepayment of $1,000,000 is made.

iv.	the initial refinancing fee of $0.34 million is to be amended to accrue incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) October 1, 2023.

v.	a new fixed facility extension fee of $0.355 million is payable in return for this amendment, to accrue immediately but becoming payable on October 1, 2023.

On January 11, 2023, further amendments to the loan were agreed with AWN:

i.	to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

ii.	to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

iii.	to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

iv.	to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

v.	to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

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

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition, there was $12 million in interest and fees on the AWN loan that was due to be repaid within the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. As at June 30, 2024, AWN also agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026.

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

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023, to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

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

Cash Reserves and Liquidity

Cash reserves at June 30, 2025, of $0.1 million are unrestricted and are domiciled as follows:

(in thousands)	Local currency	Amount in USD
AUD	10	7
EUR	2	2
USD	99	96
GBP	(33)	(45)
Total cash reserve		60

Our treasury policy aims to maintain cash reserves in the necessary currencies for near-term working capital, helping to manage currency fluctuation risk. Cash reserves are monitored daily to enhance capital efficiency, and senior management conducts weekly reviews to ensure optimal alignment with business needs. While certain operational challenges, such as limited access to specific accounts during the year, influence cash flow management, the company continues to take measures to support liquidity and financial planning effectively.

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

Management has, in the preparation of the audited financial statements of the Group for the year ended June 2025, fully considered and evaluated the going concern. Following a comprehensive assessment of the Group’s financial position and projections over the going concern assessment period of 12 months from the expected date of signing the audited financial statements, the assessment of management is that the Group remains a going concern.

Accordingly, management recommends to the Board of Directors that, based on the above assessment, the Group remains a going concern as at the date of this report.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

The going concern assessment has been considered with reference to:

(a) the scenario that the Tembo spin off reverse merger IPO is consummated (currently expected by mid-February 2026. Following the completion of this Tembo spin-off reverse merger the following probable outcomes arise for VivoPower:

●	VivoPower will continue to retain meaningful shareholding of the separately listed Tembo Group and consolidate Tembo in its accounts;

●	VivoPower’s cash burn rate will further reduce to a budgeted gross amount of $197k per month (assuming a worst case scenario of no offsetting revenue inflows);

●	Subject to the funds raised by Tembo as part of its reverse merger IPO, VivoPower will be paid back up to the full amount of what is owed to it by Tembo within 6 months of Tembo becoming a separately listed company;

●	Subject to the Tembo reverse merger IPO proceeding, Energi Holdings has agreed to a strategic PIPE investment of $100 million in Tembo, valuing the business at US $200 million enterprise value, VivoPower will however retain a meaningful shareholding post-transaction, and a dedicated board is being recruited in preparation for Tembo’s public listing;

●	VivoPower will itself be able to raise additional capital via equity capital markets, as it has done over the past 12 months, despite very challenging market conditions and several unexpected obstacles, including the fact that the ATM facility was not available to the company. In FY24, VivoPower has been able to receive gross cash from capital raisings of approximately $9.8 million despite volatile market conditions. In addition, it has contractual commitments to receive another $60.5 million in cash, and subject to shareholder approval to increase its authorized capital, another $60.5 million. Furthermore, the Company has raised additional gross proceeds of $14.1 million including pursuant to an F-1 offering post balance date (noting that an additional $5 million was issued as a debt to equity swap with Arowana group entities in particular).

(b)	the scenario where the Tembo spin off reverse merger IPO does not materialize. In this probable scenario, the following outcomes would arise for VivoPower:

●	VivoPower would continue to retain 100% ownership of the Tembo Group;

●	The combined cash burn rate of VivoPower, including Tembo’s operations, would be expected to be a gross amount of approximately $413k per month (assuming a hypothetical worst case of no revenue receipts);

●	Despite the increased cash burn rate, the combined entity (VivoPower and Tembo) is projected to generate net cash inflows from operating activities due to increasing revenues. This positive cash generation is expected to provide significant support for the Group’s liquidity and overall financial health: and

●	VivoPower would have sufficient capital from the $121 million Regulation S private placement mentioned above, of which the Group has already closed the first tranche, amounting to $60.5 million on June 20, 2025 with the balance to be received in subsequent phases, as well as the ability to raise additional capital post 1 November off its F-3 registration statement.

As of 30 June 2025, the Group reported outstanding net current assets of $19.3 million. The key driver of this strong position is the $60.5 million private placement booked as a current asset. This represents a substantial improvement in the Group’s balance sheet and liquidity compared to the prior year.

The Group has already closed the first tranche of the $121 million placement, amounting to $60.5 million, on 20 June 2025, with the balance to be received in subsequent phases. This strategic investment, led by HRH Prince Abdulaziz bin Turki bin Talal Al Saud, was priced at $6.05 per share (above the last market closing price and fully compliant with Nasdaq rules). It is closely tied to VivoPower’s XRP-focused digital assets strategy and is intended to strengthen liquidity, reduce reliance on higher-cost financing, and provide the Group with additional flexibility to pursue strategic initiatives.

Our analysis further indicates that the budgeted combined average monthly cash burn for VivoPower and Tembo over the next 12 months is approximately $413k per month, or $5.0 million per annum. This assumes no revenues received. Importantly, the Group has already commenced the scaleup of Tembo deliveries which will translate into revenue receipts. In addition, it will be seeking further increase revenues from its digital asset reserve strategy, including from crypto mining and yield generation, which will further supplement available liquidity alongside the existing cash resources.

As at June 30, 2025, the Company had unrestricted cash totaling $0.1 million compared to $0.2 million as at June 30, 2024 and $0.6 million as at June 30, 2023. However, post balance date, the Company raised and received net proceeds of $13.0 million from the issuance of ordinary shares pursuant to an F1 registration statement and Regulation S equity raise.

As at 30 June 2025, the Company had outstanding debt and borrowing totaling $29.2 million, compared to $29.1 million as at June 30, 2024 and $32.4 million as at June 30, 2023. The outstanding debt and borrowings are to related parties who are also the major shareholders.

Over the next twelve months, with the strategic rationalization of the Company’s business units and the expansion of the Electric Vehicles and ancillary SES products and solutions range, together with the strategic pivot to a cost-effective Asian supply chain, the Company expects to grow revenues profitably. Furthermore, with the Asian supply chain in place, the Company no longer needs to invest in assembly and production facilities, reducing capital expenditure requirements.

To ensure the going concern status of the business, the directors have prepared and reviewed additional plans to mitigate any liquidity risk that may arise during the next twelve months. These include:

●	Delaying any capital expenditures;
●	Reduce or delay operational expenditure scale-up plans;
●	Reduce research and development expenditure;
●	Consider the management of supplier and lender payments;
●	Continuous improvement in efficiency and cost management through the use of artificial intelligence tools; and
●	Ensuring the Company is always able to raise debt or equity capital.

Given the significant improvement in the adjusted net current asset position of $19.3 million as of 30 June 2025, the Directors are confident in the Company’s ability to remain a going concern in the foreseeable future. The Directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements. Additionally, in the event of any unforeseen challenges, management and Directors retain the flexibility to; (a) raise additional capital, (b) further reduce the cash burn rate, and/or (c) negotiate extensions of payment plans with creditors to ensure continued financial stability.

This assessment excludes the $8.7 million residual investment commitment for Tembo from TAG Capital, a family office associated with the ruling family of Dubai (noting an additional $0.9 million tranche from this was received post balance date) to, any potential additional funds from Tembo’s de-SPAC IPO, anticipated additional Tembo sales revenues, revenues and yield earned on digital assets or the potential spin-off of our Caret operations.

C. Research and Development, Patents and Licenses, etc.

Research and development expenditure includes the product development project for Tembo’s ruggedized electric vehicles, comprising pre-series-production expenditure on developing vehicle specifications and production processes that are fit for purpose for rugged off-road environments including safaris and mining sites. Capitalized costs include primarily internal payroll costs, external expert consultants, equipment and technology hardware and software. In addition, there is additional research and development being conducted into other elements of vehicle electrification for off-road and rugged environments, including specialized batteries, charging devices, electric wire harnesses, telemetry, data capture and analytics and software tools.

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

Revenue from contracts with customers – determining the timing of satisfaction of services

As disclosed in Note 2.15 to the consolidated Financial Statements, the Group concluded that Solar Development revenue and revenue from other long-term projects is recognized over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired. Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

Impairment assessments require the use of estimates and assumptions. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance (which includes production and sales volumes), as further disclosed in Note 13. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact on these projections, which may impact the recoverable amount of assets and/or CGUs.

Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the Consolidated Statements of Comprehensive Loss as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

Litigation provision

Currently, there is an ongoing dispute with a prior client Accès Industriel in Canada for the settlement of $596,000, which they initially paid as part of the sales contracts for Tembo EUV conversions for which a provision of the same amount has been set up as of June 30, 2025. Additionally, during the year, provisions were also made on disputes with Salesforce, Workato and ComplianceQuest amounting to $115,000, $40,000 and $60,000, respectively.

A litigation provision of $0.2 million had been made in the accounts as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145. The suit was settled with a payment of $50,000 made in October 2024 to be followed by 12 equal monthly payments of $14,583.33. As part of the settlement agreement VivoPower approved the permanent abandonment of the two leases in dispute, namely TX144 and TX145. As of June 30, 2025, the said provision was fully utilized settled.

Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2025, the carrying amount of capitalized development costs were $14.9 million (as of June 30, 2024: $11.6 million; as of June 30, 2023: $7.8 million).

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

Deferred tax assets

Deferred tax assets for unused tax losses amounting to $4.4 million on June 30, 2025 (June 30, 2024: $4.1 million; June 30, 2023: $5.1 million), due to recognition of development phase recoverable tax losses in Electric Vehicles, and are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is Blackwell House, Guildhall Yard, London England EC2V 5AE United Kingdom

Name	Age	Position	Appointed
Directors:
Kevin Chin (1)(4)	52	Chairman	April 27, 2016
Peter Jeavons (1)(2)(3)(4)	60	Non-Executive Director	June 16, 2020
William Langdon (1)(2)(3)	64	Non-Executive Director	June 16, 2020
Michael Hui	45	Non-Executive Director	January 22, 2020

Executive Officers:
Kevin Chin (1)(4)	52	Chief Executive Officer	March 25, 2020
David Mansfield	49	Chief Financial Officer	May 21, 2025
Jacqui Johnson	59	Global HR Director	July 01, 2021
Chris Mallios	54	Chief Commercial Officer	January 29, 2024
Keith Loose	46	Chief Technology Officer	May 9, 2025

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin, our Chairman, beneficially owns 15.3% of VVPR at June 30, 2025, through his holdings as the Chairman of AWN, which is a beneficial owner of 7.1% of VivoPower as of June 30, 2025 for which Mr. Chin has shared voting power and individually, via different entities is the beneficial owner of 8.2% of VivoPower as of June 30, 2025.

Recent Changes to the Board of Directors and Senior Management

In June 2025, David Mansfield joined the company as Group CFO, replacing Gary Challinor, while Keith Loose joined as Group CTO. Reference to their biographies below.

Executive Officers

Kevin Chin

Kevin Chin has served as our Chief Executive Officer since March 2020. Reference is made to his biography below.

Chris Mallios

Chris Mallios has served as the Chief Operating Officer of Tembo since March 2024; before this he also served on VivoPower’s board of advisors from October 2020 until March 2024. Mr. Mallios is a seasoned executive with nearly 30 years of experience in the automotive, technology, resources, utilities and infrastructure industries. He has held several leadership positions at Nissan Motor Corporation, including as director of global business operations for Infiniti, managing director of Infiniti’s Asia and Oceania regions and director of business development in China. In the latter role, he oversaw the joint venture of Nissan and the Dongfeng Motor Corporation to produce Infiniti vehicles for the world’s biggest automotive market. His background also includes nearly five years as the CEO of CFC Group, an investment and development group that provides distribution, logistics and transport services, and nearly a decade as Asia Pacific CFO for TE Connectivity, a global technology company whose solutions power, among other things, electric vehicles.

Mr. Mallios is a CPA Australia Fellow and holds bachelor’s and master’s degrees from the University of New South Wales. He has further completed executive programs as a Graduate member of the Australian Institute of Company Directors and INSEAD’s global top executive leadership AVIRA Programme.

David Mansfield

David Mansfield has served as the Chief Financial Officer of Tembo since May 2025. Mr. Mansfield has a strong background in finance, with expertise in structured financing, platform development, and technology optimization. He began his career in Structured Fixed Income Derivatives then moving to Goldman Sachs, where he helped establish its Equity Derivatives Financing business.

In 2005, Mr. Mansfield relocated to Asia, where he successfully built Structured Derivatives Trading businesses for both Credit Suisse and J.P. Morgan. His career has spanned leadership roles in major investment banks and high-growth ventures, including serving as the chief financial officer of VinFast Auto Ltd. (Nasdaq: VFS), an electric vehicle company, from February 2022 to January 2024, where he played a key role in the company’s listing on Nasdaq through a reverse merger with a SPAC.

Jacqui Johnson

Jacqui Johnson has served as the Human Resources Director of Tembo since March 2021. Ms. Johnson is a seasoned human resources professional and a qualified member of the Chartered Institute of Personnel and Development with over 20 years of experience in human resources and change management across diverse industries, including the EV automotive, engineering, and construction industries.

Ms. Johnson has held multiple leadership roles, specializing in employment law, recruitment, organizational planning, employee engagement, strategic workforce planning, company culture development, and employee well-being in both unionized and non-unionized environments.

Keith Loose

Keith has worked in technology as a Developer, Security Analyst and Architect/Head of Engineering for major financial institutions: JP Morgan, HSBC, CLSA, Block.One & Block Inc in various technology focused roles, and as Technology Advisor, Consultant or CTO for several firms.

He has also served as a technical advisor for a handful of family offices and funds, either working with investment teams to assess the technical capabilities of companies they were evaluating or execution or working with front office teams optimizing the execution of market facing components and systems.

Away from purely technical engagements, Keith has held senior roles at Investment banks, publicly listed technology firms, retail crypto exchange, and OTC Brokerages.

Gary Challinor

Gary served as VivoPower’s Chief Financial Officer until his retirement in March 2025; he joined the company in November 2020.

Directors

Kevin Chin

Kevin Chin is the founder of Arowana, a leading global B Corporation certified investment group with operating companies across the U.K., U.S., Europe, Asia, the Middle East and Australia, as well as owning other unlisted companies and investments. One of those operating companies is AWN which is an Australian unlisted holding company. AWN is a significant shareholder in VivoPower, as well as owning other unlisted companies and investments.

Over his 25-plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, HyperTurnaround! which chronicles the privatization, rapid turnaround, and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin has regularly written for Inc.com on topic such as turnarounds and growing pains challenges and has been interviewed by Entrepreneur.com and other key business publications. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PWC and Deloitte.

Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program. Mr. Chin resides primarily in the United Arab Emirates.

William Langdon

William Langdon has had a 25-plus year career in software, technology and enterprise data sectors after starting his career at Disney in finance and marketing. He served as CFO of venture-backed OmniTicket Network and after served in a series of senior management roles at digital mapping leader NAVTEQ (acquired by Nokia). After starting in European Sales, he became General Manager of the global Distribution division and President of NAVTEQ’s first acquisition, a digital mapping company based in Seoul, South Korea. Since that time, he has served in a series of senior management roles with venture-backed French technology start-ups including Goldman Sachs backed Nuxeo and Intersec, backed by Highland Europe.

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

He currently works as an advisor to several SaaS businesses and start-ups, specializing in innovative technologies that make the world better, less complex, and more sustainable. Mr. Jeavons completed his Non-Executive Director’s diploma with Pearson in 2013. He resides in the Cotswolds, United Kingdom.

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

Mr. Hui served as Managing Director (Australasia) for VivoPower’s significant shareholder, AWN, and also the broader Arowana group’s activities in Australia and New Zealand from 2011 until 2024. Previously, Michael was Co-founder and CEO of an online-payments business and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia.

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

C. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2025 and year ended June 30, 2024 (in US Dollars).

Year Ended June 30, 2025	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$87.953	$-	$-	$-	$-	$87.953
Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$50,000	$-	$-	$-	$-	$50,000
Executive Officers:
Kevin Chin 6	$466,834	$-	$-	$-	$-	$466,834

Year Ended June 30, 2024	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$85,571	$-	$-	$-	$-	$85,571
Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$57,361	$-	$-	$7,361	$-	$64,721
Gemma Godfrey 5	$69,500	$-	$-	$-	$-	$69,500
Executive Officers:
Kevin Chin 6	$409,108	$-	$-	$74,860	$-	$483,968

1	Mr. Chin is paid a salary of £68,000 ($87,953) per annum as Chairman during the year, payable to Arowana Global Impact Pty Ltd (formerly Arowana Partners Group Pty Ltd).

2	Mr. Jeavons was paid fees of $50,000 per annum during the year. Mr. Jeavons also received an annual fee of $7,500 as chair of the sustainability committee, $7,500 annual fee as chair of the remuneration committee, $4,000 annual fee as member of the audit and risk committee and $4,000 annual fee as member of the nomination committee. Mr. Jeavons elected to receive 100% of his fees for the year in cash.

3	Mr. Langdon is paid fees of $50,000 per annum during the year. Mr. Langdon also received an annual fee of $7,500 as chair of the audit and risk committee, $4,000 annual fee as a member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Mr. Langdon elected to receive 100% of his fees in cash.

4	Mr. Hui was paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. He also received remuneration in the form of LTIP shares worth $7,361 in FY24.

5	Ms. Godfrey was paid fees of $69,500 per annum before she resigned from the Board in June 2024. Ms. Godfrey also received $4,000 annual fee as member of the audit and risk committee, $4,000 as member of the remuneration committee and $4,000 annual fee as member of the nomination committee. Ms. Godfrey elected to receive 100% of her fees in cash.

6	Comprises £325,000 base fees per annum, £38,000 annual professional development allowance per annum.

Employment Agreements

Executive Agreements

Mr. Chin’s remuneration as Chief Executive Officer has remained at £325,000 per annum as Chief Executive since July 1, 2020, payable monthly in arrears. This remuneration plan was decided upon by the Remuneration Committee following a market benchmarking by Pearl Meyer, to align to the new strategy and additional responsibilities. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. The Committee also approved an additional annual £38,000 fee payable as a professional development allowance to Mr. Chin, as Chief Executive Officer. This payment is to be made on 1 January each year. Mr. Chin has elected to take the significant majority of this remuneration in the form of shares of the Company for FY23, FY24 and FY25.

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

The Audit and Risk Committee have a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

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

Sustainability Committee

The Sustainability Committee is comprised of Peter Jeavons (chair of the Sustainability Committee) and Kevin Chin.

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

E. Employees

As of June 30, 2025, we had 41 (June 30, 2024: 94; June 30, 2023: 108; June 30, 2022: 243) employees and subcontractors, as follows:

As at June 30, 2025	Australia	US	U.K.	Netherlands	Singapore	Philippines	Dubai	Pakistan	Total
Sales and Business Development	4	1	1	-	4	-	1	-	11
Central Services and Management	4	2	1	-	4	2	1	-	14
Engineering and Critical Power Services	2	-	4	2	2	-	4	2	16
Total employees	10	3	6	2	10	2	6	2	41

As at June 30, 2024	Australia	US	U.K.	Netherlands	Singapore	Dubai	Philippines	Pakistan	Total
Sales and Business Development	3	1	-	1	-	-	-	-	5
Central Services and Management	9	1	-	12	-	-	-	-	22
Engineering and Critical Power Services	46	-	-	21	-	-	-	-	67
Total employees	58	2	-	34	-	-	-	-	94

As at June 30, 2023	Australia	US	U.K.	Netherlands	Singapore	Dubai	Philippines	Pakistan	Total
Sales and Business Development	3	1	-	9	-	-	-	-	13
Central Services and Management	10	1	3	4	-	-	-	-	18
Engineering and Critical Power Services	53	-	-	24	-	-	-	-	77
Total employees	66	2	3	37	-	-	-	-	108

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

F. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower Ordinary Shares as of June 30, 2025, by:

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s Ordinary Shares is based on 12,527,212 Ordinary Shares issued and outstanding on June 30, 2025. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all people named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin (2)	1,916,297	(3)	15.3%
Michael Hui	11,282		<1%
William Langdon	7,020		<1%
Peter Jeavons	6,426		<1%

All Directors and Executive Officers as a group (4 persons)	1,941,025		15.5%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o VivoPower International PLC, Blackwell House, Guildhall Yard, London England EC2V 5AE United Kingdom.
(2)	The business address is at Level 11, 110 Mary Street, Brisbane, QLD 4000, Australia.
(3)	Represents shares held by Arowana Global Impact Pty Ltd (previously Arowana Partners Group Ltd), The Panaga Group Trust, KTFC Superannuation Fund and Chin Family Super Fund, of which Mr. Chin is a beneficiary and /or one of the directors of the corporate trustee of such fund, and AWN Holdings Limited for which Mr. Chin has shared voting power. However, it excludes shares held in charitable foundations, which Mr. Chin has gifted or donated shares in the Company too and where he has no beneficial interests or voting and investment power.

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

During the financial years ended 30 June 2025, 2024, 2023 and 2022, the following awards, including Restricted Stock Units (RSUs), Performance Stock Units (PSUs) and Stock Subscription Warrants (BSAs), under the Incentive Plan have been granted, and have vested or forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2022	279	$471
Granted	912	303
Vested	(356)	(123)
Forfeit	(178)	(320)
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	$613
Granted	151	(323)
Vested	(95)	613
Forfeit	-	-
Outstanding at June 30, 2025	89	306

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

G. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation attributable to accounting restatements during or after the fiscal years ended 30 June, 2025 and 30 June, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of June 30, 2025 by each person known to us to beneficially own 5% and more of our Ordinary Shares.

The beneficial ownership of VivoPower’s Ordinary Shares is determined based on 12,527,212 Ordinary Shares issued and outstanding on June 30, 2025. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
AWN Holdings Limited (1)	891,618	7.1%
Kevin Chin (2)	1.024.679	8.2%
Thomas John Corley (3)	635,000	5.1%

(1)	Represents shares held by AWN and its subsidiaries including Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each entity is deemed to beneficially own 891,618 Ordinary Shares. The business address of these entities is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia.
(2)	As of 30 June 2025, Kevin Chin, through various entities, held a total of 1,024,679 shares of VVPR. The holdings are distributed as follows: The Panaga Group Trust holds 103,921 shares, Arowana Global Impact Pty Ltd holds 889,915 shares, the Chin Family Super Fund holds 28,275 shares, and the KTFC Super Fund holds 2,568 shares. This excludes VVPR shares held by charitable foundations which Mr. Chin has no beneficial ownership in but gifted or transferred VVPR shares to.
(3)	As disclosed in a Schedule 13G/A filed by the reporting person on December 5, 2024. The address of the reporting person is 132 Washington Place State College, PA 16801.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

B. Related Party Transactions

Transactions and Balances with Related Persons

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chairman and Chief Executive Officer of AWN. As of June 30, 2025, AWN held a 7.1% equity interest in the Company.

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

On January 11, 2023, amendments to the loan were agreed with AWN:

(i)	to defer repayment of principal to commence on April 1, 2025, with repayments over 60 months to March 31, 2030.

(ii)	to defer interest payments from October 1, 2023, becoming due and payable on the earlier of a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

(iii)	to extend the increased interest rate and line fee of 10.00% and 2.00% per annum respectively commenced on October 1, 2021 to the earlier of a) March 31, 2025 or b) the date a minimum prepayment of $1,000,000 is made.

(iv)	to extend the initial refinancing fee accruing incrementally at 1.6% per annum from July 1, 2021 and become payable at the earlier of a) $1.0 million prepayment being made or b) April 1, 2025.

(v)	to defer the repayment date of the previous fixed facility extension fee of $0.355 million, becoming payable on April 1, 2025.

(vi)	In addition to previously agreed refinancing fees, an additional $0.855 million fixed refinancing fee will accrue immediately and become payable on April 1, 2025.

On June 30, 2023, further amendments to the loan were agreed with AWN:

(i)	to defer interest payments from October 1, 2024 to April 1, 2025, and to replace the conditional requirement to repay accrued interest upon completion by VivoPower of a debt or equity raise of at least $25 million, with the conditional requirement to make repayments of interest and/or principal to meet the mandatory repayment schedule described in sections (ii) and (iii) below following a qualifying liquidity event.

(ii)	upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a)	proceeds $5 million to $7.5 million - pay 25% of amounts raised;
b)	proceeds $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;
c)	proceeds $12.5 million and above - pay $4.125 million plus 50% of amounts raised.

(iii)	for the purposes of the mandatory prepayment requirement, a ‘qualifying liquidity event’ excludes direct investments into VivoPower’s subsidiary, Tembo, and debt raised in respect of working capital finance facilities, but includes:

a)	equity or debt raise;
b)	trade sale of underlying subsidiary or business unit (including, for example, Aevitas and Caret); and
c)	loan repayment from Tembo to VivoPower.

(iv)	as consideration for the concessions agreed with AWN, VivoPower International PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $6.70 per share.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition, there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. Post balance date, AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. This renders all but $1 million of interest non-current in nature, and all of the loan principal non-current.

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

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

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

Michael Hui, non-executive director of VivoPower International PLC, is also an employee and director of AWN. Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $50,000 remaining accrued and payable as at June 30, 2024. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 350 RSUs ($263) vested in the current year. Of the 5,250 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 631 RSUs ($4,736) vested in 2023. A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2025, nil was recharged to the Company (year ended June 30, 2024: $0.6 million; year ended June 30, 2023: $1.1 million). At June 30, 2025, the Company has a payable to AWN in respect of recharges of nil (June 30, 2024: $0.9 million, June 30, 2023: $1.4 million).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value A$46,970. The Panaga Group Trust earned AU$5,085 ($3,322) dividends on the Aevitas Preference Shares during the year ended June 30, 2023.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($87,953) were charged to the Company by Arowana Global Impact Pty Ltd (“AGI”, formerly Arowana Partners Group Pty Ltd) in the current year. A further $0.5 million (as of June 30, 2024: $0.4 million) incurred by AGI on behalf of the Company were recharged to the Company in the year. At June 30, 2025, the Company had an account payable of $1.2 million (as of June 30, 2024: $0.7 million) in respect of these services. Mr. Chin is a shareholder and director of AGI during the year ended June 30, 2025.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited were recharged to the Company in the year. Of the base salary in FY23, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation. At June 30, 2025, the Company had an account payable of $1.3 million in respect of these services and recharges.

Mr. Chin received equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program of VivoPower, when he stepped in to become Chief Executive Officer in March 2020. Of the 8,720 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 1,744 RSUs ($13,080) vested in 2023. Of the 26,160 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 3,146 RSUs ($23,592) vested in 2023. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 9,429 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, AGI provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at a below market rate of 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. In addition, the Company also received an interest only basis loan amounting $48,000 from Arowana United Enterprises Pte Ltd in October 6, 2023 stipulating a nominal rate of 8% per annum.

VivoPower Policy on Conflicts of Interest

VivoPower’s Code of Business Conduct and Ethics requires that situations that could be reasonably expected to give rise to a conflict of interest be fully disclosed to the Company’s Compliance Officer and provides that conflicts of interest may only be waived by the Board or an appropriate committee of the Board. Under the Code of Business Conduct and Ethics, a conflict of interest is deemed to occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole, and in general the Code of Business Conduct and Ethics provides that, subject to certain exceptions in the Code, the following should be considered conflicts of interest: (i) no employee may be employed or engaged by a business that competes with the Company or deprives it of any business; (ii) no employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company; (iii) no employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, financing partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions; (iv) no employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company except that with the prior approval of the Board, an employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer; no employee may hold any ownership interest in a privately held company that is in competition with the Company except with the prior approval of the board; and no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

The Company is currently involved in the following ongoing legal disputes with suppliers to Tembo:

-	BMS Design
-	Podium Technologies
-	Hebels
-	Compliance Quest

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

The following material contracts, which were outside of the ordinary course of business, were entered into during the year ended June 30, 2025 (including the exhibits thereto).

●	On 28 May 2025, VivoPower reached agreement with certain investors, including Ceres Holding Limited, for a private capital raise of 20 million ordinary shares at $6.05 per share, under Regulation S. The issuance of the shares is subject to shareholder approval to increase the authorized share capital and expand the Company’s business into digital-asset-focused treasury and decentralized-finance solutions.
●	On 30 May 2025, VivoPower entered into a Regulation S subscription agreement for a private capital raise of 400,000 ordinary shares at $4.24 per share.
●	On 5 May 2025, VivoPower entered into a Regulation S subscription agreement for a private capital raise of 530,000 ordinary shares at $1.70 per share.
●	On 5 May 2025, VivoPower entered into a Regulation S subscription agreement for a private capital raise of 270,000 ordinary shares at $1.70 per share.
●	On September 17, 2024, VivoPower entered into a placement agency agreement with Chardan Capital Markets LLC to act as exclusive placement agent on a best-efforts basis in connection with an offering of up to 10,000,000 ordinary shares at a price of $1.25 per share. The offering was conducted under the Company’s Form F-1 registration statement, declared effective on August 29, 2024, resulting in gross proceeds raised of approximately $4 million.
●	On August 29, 2024, Tembo executed a definitive business combination agreement with Cactus Acquisition Corp. 1 Limited, a Nasdaq-listed special purpose acquisition company. The agreement assigned a pro forma enterprise value of approximately $904 million to the combined entity, assuming no redemptions by Cactus public shareholders, and precluded any further direct investment into Tembo.

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

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £500 of dividend income received in the 2024/2025 U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 8.75% on dividend income within the basic rate band, 33.75% on dividend income within the higher rate band and 39.35% on dividend income within the additional rate band.

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

We believe that we were not a PFIC during our 2024 taxable year and do not expect to be a PFIC during our 2025 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Ordinary Shares, which are likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

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

Attention: David Mansfield

Blackwell House, Guildhall Yard,

London England EC2V 5AE

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2025:

●	Cash and cash equivalents $0.01 million denominated in AUD.
●	Restricted cash $0.2 million denominated in AUD.
●	Trade and other receivables $4.3 million denominated in GBP, $0.4 million in AUD and $1.2 million in EUR.
●	Trade and other payables $4.5 million denominated in GBP, $4.1 million in AUD and $2.3 million in EUR

Of the total shareholder loan of $28.9 million, $27.0 million is denominated in USD and $1.9 million is denominated in AUD.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2025. Based on this evaluation, management concluded that our disclosure controls and procedures were not fully effective as of such date due to material weaknesses identified during the audit.

(b)	Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025, and concluded that it was not effective as of such date due to material weaknesses, including control deficiencies relating to the timeliness of period-end reporting, controls regarding permissions and supporting documentation.

Management has initiated a remediation plan to address the material weakness, including expanding the team of qualified accounting personnel, enhancing training for existing staff, and implementing automated workflows. Management believes these actions will remediate the material weaknesses.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Except for the remediation efforts described above, there were no changes in our internal control over financial reporting during the year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by WithumSmith+Brown, PC for the year ended June 30, 2025, and by PKF Littlejohn LLP for the years ended June 30, 2024 and June 30, 2023, for audit, audit-related, tax, and all other services rendered.

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Audit fees	$250	$267	$218
Audit-related fees	-	-	28
Tax fees	-	-	8
Total	$250	$267	$254

Audit Fees

WithumSmith+Brown, PC were newly appointed auditors for the year ended June 30, 2025. The audit fees of $250,000 represent the fees of WithumSmith+Brown, PC for audit of June 30, 2025 financial statements.

The audit fees of $267,000 represent the fees of PKF Littlejohn LLP and related firms for audit of the June 30, 2024 financial statements.

Audit-Related Fees

The audit related fees were for audit of local statutory accounts for some Australian subsidiaries.

Tax and Capital Raise – Related Fees

Since the year ended June 30, 2023, PKF Newcastle Pty Limited were not engaged for preparation of corporate tax returns for some Australian subsidiaries; in the previous year the company paid $8,000 for these services.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 26, 2025 the Company appointed WithumSmith+Brown, PC as its independent auditors, replacing PKF Littlejohn LLP. The change was approved by the Audit Committee of the Board of Directors. During the fiscal years ended June 30, 2024 and 2023, and through the date of the change, there were no disagreements with PKF Littlejohn LLP on accounting or auditing matters.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an insider trading policy governing the purchase, sale, and other dispositions of VivoPower’s securities that applies to all directors, officers, and employees of VivoPower and its subsidiaries. We believe that our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of the insider trading policy is filed as Exhibit 11.2 to this report.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of identifying, assessing and managing risks associated with cybersecurity threats to protect its data, systems, and stakeholders. Cybersecurity is integral to VivoPower’s operational resilience, particularly given its reliance on digital systems supporting its electric vehicles, supply chain, and digital assets operations.

Risk Management and Strategy

We maintain policies and procedures for the identification, assessment and management of material cybersecurity risks. These include:

●	regular risk assessments and network monitoring to identify vulnerabilities across corporate and subsidiary systems;
●	deployment of multi-factor authentication, encryption, and access-control mechanisms for sensitive data and systems;
●	cyber incident response and recovery protocols aligned with recognized frameworks; and
●	due diligence and ongoing oversight of third-party vendors, including cloud, banking and digital-asset service providers, to ensure their cybersecurity controls meet appropriate standards.

Governance

The Board of Directors has ultimate oversight of cybersecurity risk management and receives periodic updates from management on cybersecurity risks and incidents. Day-to-day responsibility for cybersecurity oversight resides with the Chief Technology Officer and Chief Financial Officer, who coordinate with external IT team and consultants. These executives are responsible for ensuring that security policies, training programs and incident-response plans remain current with evolving regulatory and technological developments.

Material Impact and Incidents

To date, the Company has not experienced any cybersecurity incidents that have materially affected its business strategy, results of operations, or financial condition. Nevertheless, cybersecurity threats, such as phishing, ransomware, unauthorized system access, and potential vulnerabilities in third-party applications, remain inherent risks. Any future material incidents could disrupt operations, compromise sensitive data or digital assets, and result in reputational harm, regulatory penalties, or financial loss.

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

Date: October 30, 2025

VIVOPO WER INTERNATIONAL PLC

Independent Auditor’s Report to the Members of VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VivoPower International PLC and Subsidiaries (the “Company”) as of June 30, 2025, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Intangible Assets and Goodwill - Refer to Note 13 to the Consolidated Financial Statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at and as of June 30, 2025, the carrying value of goodwill and intangible assets was $16.7 million. Details of these assets and the related critical judgements and estimates are disclosed in notes 2.9 and 13. The carrying value of goodwill and other intangible assets is significant and at risk of non-recoverability. The estimated recoverable amount of these balances is subjective due to the inherent uncertainty involved in forecasting and discounting cash flows.

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Company. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows.

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

We identified the evaluation of the Company’s impairment test of goodwill and intangible assets as a critical audit matter due to significant management estimates and judgments inherently required in determining the fair value estimates. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s significant estimates and assumptions, several of which extend many years into the future. Additionally, the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

We read and evaluated the impairment analysis summary report, prepared by the Company specialists that assessed the fair value of the Company’s intangible assets and goodwill as of June 30, 2025. We performed a walk-through of the design effectiveness and implementation of internal controls related to financial reporting of the intangible assets and goodwill. Additional procedures included testing management’s process for developing their impairment estimate, which included evaluating the appropriateness of the method used by the Company to develop cash flow projections for intangible assets and goodwill, as well as testing the completeness and accuracy of the underlying data used in the estimates. In addition, we evaluated the reasonableness of significant assumptions including future sales, long-term growth rates, and future economic conditions and performed sensitivity testing on some assumptions. We evaluated these assumptions for their reasonableness considering (i) historical performance; (ii) industry and economic forecast and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

Along with the procedures previously described, we performed the following procedures:

●	We utilized the knowledge, experience, and expertise of our internal valuation specialists to execute the planned audit procedures related to the valuation by assessing the reasonableness of the methodologies employed to value the intangible assets and goodwill.
●	We tested the underlying assumptions presented in the impairment assessment as it relates to projections.
●	We assessed the appropriateness of the Company’s disclosure in respect of the judgements and estimates on whether an impairment exists.

Related Party Transactions - Refer to Note 29 to the Consolidated Financial Statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at and as of June 30, 2025, the Company has entered into various transactions with related parties. These transactions include intercompany loans, service arrangements, and other financial dealings with entities under common control or significant influence. The nature and volume of these related party transactions are material to the consolidated financial statements and require careful evaluation to ensure appropriate disclosure, recognition, and compliance with applicable accounting standards.

The assessment of related party transactions involves significant management judgment, particularly in identifying related parties, determining the commercial substance of transactions, and evaluating whether such transactions were conducted at arm’s length. In some cases, the terms and conditions of these transactions may not be readily observable in the market, increasing the risk of misstatement or omission.

We identified the evaluation of the nature and volume of related party transactions as a critical audit matter due to the complexity and subjectivity involved in assessing the completeness and accuracy of disclosures, as well as the potential for management override or bias. Auditing this matter required a high degree of auditor judgment and effort, including understanding the Company’s governance and control environment, reviewing board minutes and legal agreements, and performing detailed transaction testing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included evaluating the Company’s process for identifying related parties, inspecting underlying documentation supporting the transactions, and assessing whether the disclosures in the consolidated financial statements were complete and transparent. We also considered the consistency of these transactions with the Company’s business purpose and strategic objectives. Given the significance of these transactions and the potential implications for financial reporting and stakeholder perception, we involved professionals with expertise in forensic accounting and regulatory compliance to assist in our evaluation.

Along with the procedures previously described, we performed the following procedures:

●	Obtained and reviewed management’s related party register to identify all entities and individuals considered related parties under applicable accounting standards.
●	Inspected board minutes, shareholder agreements, and other governance documents to identify any undisclosed related party relationships or transactions.
●	Reviewed legal agreements and contracts supporting material related party transactions to assess their commercial substance and terms.
●	Performed detailed testing of related party transactions, including loans, service arrangements, and asset transfers, to verify accuracy, completeness, and appropriate classification.
●	Assessed whether transactions were conducted at arm’s length, including benchmarking against market terms where applicable.
●	Evaluated the adequacy and transparency of disclosures in the consolidated financial statements, ensuring compliance with relevant accounting and regulatory requirements.
●	Performed inquiries with management and those charged with governance to understand the nature, purpose, and business rationale of significant related party transactions.
●	Reviewed journal entries and general ledger activity for indicators of undisclosed related party transactions or management override.

Other matter

The consolidated financial statements of the Company as of and for the years ended June 30, 2024 and 2023, were audited by another auditor, PKF Littlejohn LLP, who expressed an unmodified opinion on those consolidated financial statements on December 19, 2024.

We have served as the Company’s auditor since 2025.

/s/ WithumSmith+Brown, PC

Philadelphia, Pennsylvania

October 30, 2025

PCAOB ID Number 100

Consolidated Statements of Comprehensive Loss

		Year Ended June 30
(US dollars in thousands, except per share amounts)	Note	2025	2024	2023
Revenue from contracts with customers	4	61	16	4,055
Cost of sales	4	(50)	27	(4,294)
Cost of sales - non-recurring events	4	-	-	(3,850)

Gross profit/(loss)		11	43	(4,089)
General and administrative expenses	9	(8,233)	(7,521)	(6,425)
Other gains	5	16	89	31
Other income	6	-	-	82
Depreciation of property, plant and equipment	12	(157)	(746)	(508)
Amortization of intangible assets	13	(360)	(384)	(831)
Operating loss	7	(8,723)	(8,519)	(11,740)
Restructuring and other non-recurring costs	8	(412)	(1,392)	(1,662)
Impairment losses	13	(2,531)	(29,686)	(421)
Finance income	10	3,568	1,396	1,156
Finance expense	10	(7,033)	(6,015)	(6,839)
Loss before income tax	7	(15,131)	(44,216)	(19,506)
Income tax	11	691	(1,603)	(559)
Loss from continuing operations	7	(14,440)	(45,819)	(20,065)
(Loss)/profit from discontinued operations	20	1,648	(881)	(4,290)
Loss for the period		(12,792)	(46,700)	(24,355)

Losses attributable to:
Equity owners of VivoPower International PLC		(12,792)	(46,700)	(24,355)
		(12,792)	(46,700)	(24,355)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in other comprehensive loss		(2,034)	(1,194)	1,236
Total comprehensive loss for the period attributable to owners of the company		(14,826)	(47,894)	(23,119)
Losses per share attributable to owners of the company, net of related tax effects (dollars)
Continuing Operations
Basic	26	(2.17)	(14.88)	(8.13)
Diluted	26	(2.17)	(14.88)	(8.13)
Discontinued Operations
Basic	26	0.25	(0.29)	(1.74)
Diluted	26	0.25	(0.29)	(1.74)

See notes to financial statements

Consolidated Statements of Financial Position

		Year Ended June 30
(US dollars in thousands)	Note	2025	2024	2023
ASSETS
Non-current assets
Property, plant and equipment, net	12	1,460	439	3,742
Intangible assets, net	13	16,694	15,235	42,175
Deferred tax assets	11	4,405	4,099	5,136
Total non-current assets		22,559	19,773	51,053

Current assets
Cash and cash equivalents	15	60	199	553
Restricted cash	16	191	292	608
Trade and other receivables	17	73,162	10,044	7,087
Inventory	18	1,151	1,646	2,115
Digital assets		5	-	-
Assets classified as held for sale	19/20	-	5,479	-
Total current assets		74,569	17,660	10,363
TOTAL ASSETS		97,128	37,433	61,416

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	21	39,806	37,929	14,597
Income tax liability	11	168	280	156
Provisions	22	3,047	2,230	1,778
Loans and borrowings	23	12,249	8,171	2,384
Liabilities classified as held for sale	20	-	5,515	-
Total current liabilities		55,270	54,125	18,915

Non-current liabilities
Other payables	21	2,225	-	6,443
Provisions	22	17	57	76
Loans and borrowings	23	16,940	20,915	30,004
Deferred tax liabilities	11	2,572	2,873	2,232
Total non-current liabilities		21,754	23,845	38,755
Total liabilities		77,024	77,970	57,670

Equity
Share capital	24	2,704	533	308
Share premium	24	181,668	108,220	105,018
Cumulative translation reserve		(1,966)	2	1,203
Other reserves	25	(6,519)	(6,301)	(6,492)
Accumulated deficit		(155,783)	(142,991)	(96,291)
Equity and reserves attributable to owners		20,104	(40,537)	3,746
Total equity		20,104	(40,537	3,746
TOTAL EQUITY AND LIABILITIES		97,128	37,433	61,416

These financial statements were approved by the Board of Directors on October 30, 2025, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statements of Cash Flow

		Year Ended June 30
(US dollars in thousands)	Note	2025	2024	2023
Cash flows from operating activities
Loss from continuing operations		(14,440)	(45,819)	(20,065)
(Loss)/profit from discontinued operations	20	1,648	(881)	(4,290)
Income tax	11	(719)	1,771	561
Finance expense	10	7,033	6,015	4,973
Finance income	10	(3,568)	(1,396)	-
Depreciation of property, plant and equipment	12	157	749	750
Amortization of intangible assets	13	360	823	831
Loss on disposal of property, plant and equipment		-	471	-
Other gains	6	(16)	(89)	(30)
Impairment of goodwill and intangible assets	13	1,606	29,844	-
Share-based payments		4,047	750	147
Decrease in trade and other receivables	17	(1,608)	1,340	6,355
(Increase)/decrease in inventory	18	495	(188)	(680)
Increase in digital assets		(5)	-	-
Increase in trade and other payables	21	(1,556)	7,651	5,332
Increase/(decrease) in provisions	22	817	452	674
Net cash from/(used in) operating activities		(5,749)	1,493	(5,442)

Cash flows from investing activities
Proceeds on sale of property, plant and equipment	12	-	22	110
Purchase of property, plant and equipment	12	(985)	(609)	(1,029)
Investment in capital projects	13	(2,249)	(3,979)	(3,857)
Proceeds on disposal of J.A Martin ex-solar business	20	-	-	2,874
Proceeds on sale of capital projects	13	-	-	47
Acquisitions - consideration		-	-	(66)
Net cash used in investing activities		(3,234)	(4,566)	(1,921)

Cash flows from financing activities
Other borrowings	23	-	-	(108)
Lease repayments	23	(43)	(201)	(43)
Proceeds from investor	21	-	1,000	300
Capital raise proceeds	24	8,878	2,524	5,500
Equity instruments and capital raise costs	25	-	-	(397)
Debtor finance borrowings/(repayments)	23	-	(1,262)	1,297
Loans from related parties	23	(92)	781	3,572
Repayment of loans from related parties	23	-	(370)	(370)
Bank loan borrowings	23	-	(7)	(138)
Chattel mortgage borrowings	23	-	(62)	(267)
Finance expense	10	-	-	(3,239)
Transfer from/(to) restricted cash	16	101	316	587
Net cash from financing activities		8,844	2,719	6,694

Net (decrease) in cash and cash equivalents		(139)	(354)	(669)
Cash and cash equivalents at the beginning of the year	15	199	553	1,285
Effect of exchange rate movements on cash held		-	-	(63)
Cash and cash equivalents at the end of the year	15	60	199	553

See notes to financial statements

Consolidated Statements of Changes in Equity

(US dollars in thousands)	Share capital	Share premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Non- controlling interest	Total
At June 30, 2022	256	99,418	(139)	(5,984)	(71,936)	-	21,615
Loss for the year	-	-	-	-	(24,355)	-	(24,355)
Other comprehensive income/(expense)	-	-	1,342	(106)	-	-	1,236
	256	99,418	1,203	(6,090)	(96,291)	-	(1,504)
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	49	-	-	49
Capital raises	51	5,449	-	(446)	-	-	5,054
Employee share awards	1	151	-	(5)	-	-	147
	52	5,600	-	(402)	-	-	5,250

At June 30, 2023	308	105,018	1,203	(6,492)	(96,291)	-	3,746
Loss for the year	-	-	-	-	(46,700)	-	(46,700)
Other comprehensive income/(expense)	-	-	(1,201)	7	-	-	(1,194)
	308	105,018	2	(6,485)	(142,991)	-	(44,148)
Transactions with owners in their capacity as owners
Equity instruments			-	150	-	-	150
Capital raises	206	2,862	-	(207)	-	-	2,861
Employee share awards	19	340	-	241	-	-	600
Increase in equity before transaction with owners in their capacity of owners	225	3,202	-	184	-	-	3,611

At June 30, 2024	533	108,220	2	(6,301)	(142,991)	-	(40,537)
Loss for the year	-	-	-	-	(12,792)	-	(12,792)
Other comprehensive income/(expense)	-	-	(1,968)	(66)	-	-	(2,034)
Increase (decrease) through transactions with owners, equity	553	108,220	(1,966)	(6,367)	(155,783)	-	(55,363)
Transactions with owners in their capacity as owners
Equity instruments	-	413	-	302	-	-	715
Other issuances	346	4,572	-	315	-	-	5,233
Capital raises	1,825	68,463	-	(777)	-	-	69,511
Employee share awards	-	-	-	8	-	-	8
Increase in equity before transaction with owners in their capacity of owners	2,171	73,448	-	(152)	-	-	75,467
At June 30, 2025	2,704	181,668	(1,966)	(6,519)	(155,783)	-	20,104

For further information on “Other Reserves” please see Note 25.

Notes to Consolidated Financial Statements

As of and for the Years Ended June 30, 2025, 2024 and 2023

1. Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is Blackwell House, Guildhall Yard, London England EC2V 5AE United Kingdom

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). Since June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) holds less than 50% equity interest in the Company, being 7.1% as at June 30, 2025. In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

2. Material accounting policies

The principal accounting policies applied in the preparation of consolidated financial statements (the “financial statements”) are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. In October 2023, the company implemented a 10-to-1 reverse stock split, which was applied retrospectively to shares.

2.1 Basis of preparation

VivoPower International PLC’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRIC interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities and when accounting for acquisitions, whereby fair values have been applied.

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

Management has, in the preparation of the audited financial statements of the Group for the year ended June 2025, fully considered and evaluated the going concern. Following a comprehensive assessment of the Group’s financial position and projections over the going concern assessment period of 12 months from the expected date of signing the audited financial statements, the assessment of management is that the Group remains a going concern.

Accordingly, management recommends to the Board of Directors that, based on the above assessment, the Group remains a going concern as at the date of this report.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

The going concern assessment has been considered with reference to:

(a) the scenario that the Tembo spin off reverse merger IPO is consummated (currently expected by mid-February 2026, given the Following the completion of this Tembo spin-off reverse merger the following probable outcomes arise for VivoPower:

●	VivoPower will continue to retain meaningful shareholding of the separately listed Tembo Group and consolidate Tembo in its accounts;

●	VivoPower’s cash burn rate will further reduce to a gross amount of budgeted $197k per month (assuming a worst case scenario of no offsetting revenue inflows);

●	Subject to the funds raised by Tembo as part of its reverse merger IPO, VivoPower will be paid back up to the full amount of what is owed to it by Tembo within 6 months of Tembo becoming a separately listed company;

●	Subject to the Tembo reverse merger IPO proceeding, Energi Holdings has agreed to a strategic PIPE investment of $100 million in Tembo, valuing the business at $200 million enterprise value. VivoPower will however, retain a meaningful shareholding post-transaction, and a dedicated board is being recruited in preparation for Tembo’s public listing;

●	VivoPower will itself be able to raise additional capital via equity capital markets, as it has done over the past 12 months, despite very challenging market conditions and several unexpected obstacles, including the fact that the ATM facility was not available to the company. Since FY24, VivoPower has been able to receive gross cash from capital raisings of approximately $9.8 million despite volatile market conditions. In addition, it has contractual commitments to receive another $60.5 million in cash and subject to shareholder approval to increase its authorized capital, another $60.5 million. Furthermore, the Company has raised additional gross proceeds of $14.1 million, including pursuant to an F-1 offering post balance date (noting that an additional $5 million was issued as a debt to equity swap with Arowana group entities in particular).

(b)	the scenario where the Tembo spin off reverse merger IPO does not materialize. In this probable scenario, the following outcomes would arise for VivoPower:

●	VivoPower would continue to retain 100% ownership of the Tembo Group;

●	The combined cash burn rate of VivoPower, including Tembo’s operations, would be expected to be a gross amount of approximately $413k per month (assuming a hypothetical worst case of no revenue receipts);

●	Despite the increased cash burn rate, the combined entity (VivoPower and Tembo) is projected to generate net cash inflows from operating activities due to increasing revenues. This positive cash generation is expected to provide significant support for the Group’s liquidity and overall financial health: and

●	VivoPower would have sufficient capital from the $121 million Regulation S private placement mentioned above, of which the Group has already closed the first tranche, amounting to $60.5 million on June 20, 2025 with the balance to be received in subsequent phases, as well as the ability to raise additional capital post 1 November off its F-3 registration statement.

As of 30 June 2025, the Group reported outstanding net current assets of $19.3 million. The key driver of this position is the $60.5 million private placement booked as a current asset. The improvement in the Group’s balance sheet and liquidity compared to the prior year is the contractually closed $60.5 million Regulation S private placement booked in as a current receivable.

The Group has already closed the first tranche of the $121 million placement, amounting to $60.5 million, on 20 June 2025, with the balance to be received in subsequent phases. This strategic investment, led by HRH Prince Abdulaziz bin Turki bin Talal Al Saud, was priced at $6.05 per share (above the last market closing price and fully compliant with Nasdaq rules). It is closely tied to VivoPower’s XRP-focused digital assets strategy and is intended to strengthen liquidity, reduce reliance on higher-cost financing, and provide the Group with additional flexibility to pursue strategic initiatives.

Our analysis further indicates that the budgeted combined average monthly cash burn for VivoPower and Tembo over the next 12 months is approximately $413k per month, or $5.0 million per annum. This assumes no revenues received. Importantly, the Group has already commenced the scale-up of Tembo deliveries which will translate into revenue receipts. In addition, it will be seeking further increase revenues from its digital asset reserve strategy, including from crypto mining and yield generation, which will further supplement available liquidity alongside the existing cash resources.

As at June 30, 2025, the Company had unrestricted cash totaling $0.1 million compared to $0.2 million as at June 30, 2024 and $0.6 million as at June 30, 2023. However, post balance date, the Company raised and received net proceeds of $13.0 million from the issuance of ordinary shares pursuant to an F1 registration statement and Regulation S equity raise.

As at June 30, 2025, the Company had outstanding debt and borrowing totaling $29.2 million, compared to $29.1 million as at June 30, 2024 and $32.4 million as at June 30, 2023. The outstanding debt and borrowings are to related parties who are also the major shareholders.

Over the next twelve months, with the strategic rationalization of the Company’s business units and the expansion of the Electric Vehicles and ancillary SES products and solutions range, together with the strategic pivot to a cost-effective Asian supply chain, the Company expects to grow revenues profitably. Furthermore, with the Asian supply chain in place, the Company no longer needs to invest in assembly and production facilities, reducing capital expenditure requirements.

To ensure the going concern status of the business, the directors have prepared and reviewed additional plans to mitigate any liquidity risk that may arise during the next twelve months. These include:

●	Delaying any capital expenditures;
●	Reduce or delay operational expenditure scale-up plans;
●	Reduce research and development expenditure;
●	Consider the management of supplier and lender payments;
●	Continuous improvement in efficiency and cost management through the use of artificial intelligence tools; and
●	Ensuring the Company is always able to raise debt or equity capital.

Given the significant improvement in the adjusted net current asset position of $19.3 million as of 30 June 2025, the Directors are confident in the Company’s ability to remain a going concern in the foreseeable future. The Directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing the financial statements. Additionally, in the event of any unforeseen challenges, management and Directors retain the flexibility to; (a) raise additional capital, (b) further reduce the cash burn rate, and/or (c) negotiate extensions of payment plans with creditors to ensure continued financial stability.

This assessment excludes the $8.7 million residual investment commitment for Tembo from TAG Capital, a family office associated with the ruling family of Dubai (noting an additional $0.9 million tranche from this was received post balance date) to, any potential additional funds from Tembo’s de-SPAC IPO, anticipated additional Tembo sales revenues, revenues and yield earned on digital assets or the potential spin-off of our Caret operations.

All financial information presented in US dollars has been rounded to the nearest thousand.

2.2 Basis of consolidation

The consolidated financial statements include those of VivoPower International PLC and all of its subsidiary undertakings.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The Company controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of the subsidiaries acquired are included in the Consolidated Statements of Comprehensive Loss from the date of acquisition using the same accounting policies of those of the Group. All business combinations are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognized in the income statement as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

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

For the electric vehicles product development project, it is the Company’s intention to complete the projects. It expects to obtain adequate technical, financial and other resources to complete the projects, and management consider that it is probable for the future economic benefits attributable to the development expenditure to flow to the entity; and that the cost of the asset can be measured reliably. Accordingly, the development expenditure is recognized under IAS 38 – Intangible Assets as an intangible asset.

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

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are presented separately in the Statements of Comprehensive Loss

2.7 Inventory

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

Lease payments were allocated between principal and finance cost. The finance cost is charged to the Statements of Comprehensive Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are presented in property, plant and equipment and depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

2.9 Impairment of non-financial assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognized in the Statements of Comprehensive Loss.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.10 Financial instruments

Financial assets and liabilities are recognized in the Group’s Statements of Financial Position when the Group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the financial statements.

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss; and,

●	those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified as an amortized cost only if both of the following criteria are met:

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

Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity, and excluded from the number of shares in issue when calculating loss per share.

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

Current and deferred tax are recognized in the Statements of Comprehensive Loss, except when the tax relates to items charged or credited directly to equity, in which case it is dealt with directly in equity.

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

2.13 Loss per share

The Group presents basic and diluted loss per share (“EPS”) data for Ordinary Shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of Ordinary Shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for Ordinary Shares, therefore, diluted EPS is the same as basic EPS.

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

Exchange gains and losses arising are charged to the Statements of Comprehensive Loss within finance income or expenses. The Statements of Comprehensive Loss and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognized as a separate component of shareholders’ equity.

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

2.16 Other income

Other income in relation to government grants is recognized in the period that the related costs, for which the grants are intended to compensate, are expensed.

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

2.18 Restructuring and other non-recurring costs

Restructuring and other non-recurring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the Consolidated Statements of Comprehensive Loss in accordance with IAS 1 – Presentation of Financial Statements in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganizations.

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

Impairment assessments require the use of estimates and assumptions. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance (which includes production and sales volumes), as further disclosed in Note 13. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact on these projections, which may impact on the recoverable amount of assets and/or CGUs.

Intangibles impaired during the year were for Caret leases abandoned or not renewed. Additionally, some of the tangible assets of Tembo EV Pty Ltd (Tembo EV) and Tembo 4x4 e-LV B.V. were assessed to be impaired by the end of the fiscal year.

During the year, the Company recognized total impairments of $1.6 million relating to intangibles and goodwill (2024: $29.8 million; 2023:0.4 million). This comprises $1.6 million for the impairment of Caret’s remaining solar projects.

Following evidence of impairment, assessment was made of equipment of Tembo 4x4 e-LV B.V and FD 4x4 Centre B.V. and obsolescence of Tembo 4x4 e-LV B.V. inventory, the company recorded an impairment amounting to $0.1 million and $0.8 million, respectively for the current year.

3.3	Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the Consolidated Statements of Comprehensive Loss as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/loss.

3.4	Litigation provision

Currently, there is an ongoing dispute with a prior client Accès Industriel in Canada for the settlement of $596,000, which they initially paid as part of the sales contracts for Tembo EUV conversions for which a provision of the same amount has been set up as of June 30, 2025. Additionally, during the year, provisions were also made on disputes with Salesforce, Workato and ComplianceQuest amounting to $115,000, $40,000 and $60,000, respectively.

In FY24, a litigation provision of $0.2 million was made in the accounts as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145. These leases granted Caret the rights to utilize the land for potential solar energy projects. The suit was settled with a payment of $0.05 million made in September 2024 to be followed by 12 equal monthly payments of $14,583.33. As of June 30, 2025, the said provision is fully utilized and settled.

3.5	Capitalization of product development costs

The Group capitalizes costs for product development projects in the EV segment. The capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2025, the carrying amount of capitalized development costs were $14.9 million (2024: $11.6 million; 2023: $7.8 million).

3.6	Income taxes

In recognizing income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the Consolidated Statements of Financial Position.

3.7	Deferred tax assets

Deferred tax assets for unused tax losses and other timing differences amounting to $4.4 million at June 30, 2025 (June 30, 2024: $4.1 million; June 30, 2023: $5.1 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

3.8	Fair value measurement

The fair values of financial assets and liabilities recorded in the statement of financial position are measured using valuation techniques including discounted cash flow (“DCF”) models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions about these factors could affect the reported fair value. When the fair values of non-financial assets/Cash Generating Unit’s (CGU’s) need to be determined, for example in business combinations and for impairment testing purposes, they are measured using valuation techniques including the DCF model.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the board of directors of the Company (the “Board”), which is the Group’s chief operating decision maker.

Management analyzes our business in five reportable segments: Electric Vehicles, Sustainable Energy Solutions, Solar Development, Digital Assets and Corporate Office.

The Critical Power Services segment, previously represented by VivoPower’s wholly owned subsidiary Aevitas and its subsidiaries KESW EL Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (previously J.A. Martin) (“Aevitas Solar”), has been discontinued following the sale of Kenshaw to ARA Group Limited in July 2024. Accordingly, Critical Power Services is no longer considered an operating segment.

The Electric Vehicles segment is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EVs”) for mining and other rugged industrial customers globally. Tembo also includes Tembo EV Pty Ltd, which launched the Tembo Tusker electric pickup truck in Australia and New Zealand, and Tembo Technologies Pty Ltd, which is developing an all-electric Jeepney for the Philippines transport market. For the year ended June 30, 2025, no revenue was recognized from Tembo Technologies Pty Ltd.

The Sustainable Energy Solutions (“SES”) segment involves the design, evaluation, sale, and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs.

The Solar Development segment is represented by Caret LLC (“Caret”) in the United States, which now also includes the separate segment of Digital Assets, being digital revenue streams from digital asset mining activities.

The Corporate Office segment represents the Company’s corporate functions, including costs to maintain its Nasdaq public company listing, compliance with SEC reporting requirements, and investor relations activities, and is located in the United Kingdom.

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

4.1	Revenue

Revenue from continuing operations by geographic location is as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Australia	53	-	2,591
United States	8	-	-
Netherlands	-	16	1,464
Total revenues	61	16	4,055

Revenue by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Electrical products and related services	-	-	2,591
Digital asset revenue	8	-	-
Vehicle spec conversion	50	-	-
Conversion kits	3	16	1,394
Accessories		-	70
Total revenues	61	16	4,055

The Group had two customers representing more than 10% of revenue for the year ended June 30, 2025 (year ended June 30, 2024: 1; year ended June 30, 2023: 1).

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

	Continuing operations							Discontinued operations
Year Ended June 30, 2025	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Digital	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Assets	Continuing	Services	Total
Revenue from contracts with customers	-	-	53	-	-	8	61	-	61
Costs of sales - other	-	-	(50)	-	-	-	(50)	-	(50)
Cost of sales - non-recurring events	-	-	-	-	-	-	-	-	-
Gross profit	-	-	3	-	-	8	11	-	11
General and administrative expenses	(8)	(7)	(1,759)	37	(6,496)	-	(8,233)	-	(8,233)
Other gains	-	-	-	16	-	-	16	1,648	1,664
Other income	-	-	-	-	-	-	-	-	-
Depreciation and amortization	-	-	(509)	(3)	(1)	(4)	(517)	-	(517)
Operating loss	(8)	(7)	(2,265)	50	(6,497)	4	(8,723)	1,648	(7,075)
Restructuring and other non-recurring costs	(1,185)	-	(176)	2,072	(1,123)	-	(412)	-	(412)
Impairment costs	-	(1,549)	(982)	-	-	-	(2,531)	-	(2,531)
Finance expense - net	(175)	-	1,466	(39)	(4,717)	-	(3,465)	-	(3,465)
Profit/(loss) before income tax	(1,368)	(1,556)	(1,957)	2,083	(12,337)	4	(15,131)	1,648	(13,483)
Income tax	-	-	552	-	139	-	691	-	691
Loss for the year	(1,368)	(1,556)	(1,405)	2,083	(12,198)	4	(14,440)	1,648	(12,792)

	Continuing operations						Discontinued operations
Year Ended June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services	Total
Revenue from contracts with customers	-	-	16	-	-	16	11,811	11,827
Costs of sales - other	(52)	-	102	(23)	-	27	(10,268)	(10,241)
Gross profit	(52)	-	118	(23)	-	43	1,543	1,586
General and administrative expenses	(53)	(344)	(1,794)	(324)	(5,006)	(7,521)	(1,228)	(8,749)
Other gains	47	-	10	32	-	89	4	93
Other income	-	-	-	-	-	-	99	99
Depreciation and amortization	(448)	-	(671)	(3)	(8)	(1,130)	(439)	(1,569)
Operating loss	(506)	(344)	(2,337)	(318)	(5,014)	(8,519)	(21)	(8,540)
Restructuring and other non-recurring costs	-	-	-	-	(1,392)	(1,392)	2	(1,390)
Impairment losses	(48,315)	(11,187)	(366)	10,787	(77,325)	(29,686)	(552)	(30,238)
Finance expense - net	(3,741)	(2)	(2,726)	(68)	1,918	(4,619)	(310)	(4,929)
Profit/(loss) before income tax	44,068	(11,533)	(5,429)	10,491	(81,813)	(44,216)	(881)	(45,097)
Income tax	(797)	-	277	(1,083)	-	(1,603)	-	(1,603)
Loss for the year	43,271	(11,533)	(5,152)	9,408	(81,813)	(45,819)	(881)	(46,700)

	Continuing operations						Discontinued operations
Year Ended June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Total	Critical Power
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Continuing	Services	Total
Revenue from contracts with customers	2,591	-	1,464	-	-	4,055	11,005	15,060
Costs of sales - other	(2,722)	-	(1,572)	-	-	(4,294)	(9,178)	(13,472)
Cost of sales - non-recurring events	(3,850)	-	-	-	-	(3,850)	-	(3,850)
Gross profit	(3,981)	-	(108)	-	-	(4,089)	1,827	(2,262)
General and administrative expenses	(195)	(297)	(1,005)	(367)	(4,561)	(6,425)	(1,195)	(7,620)
Gain/(loss) on solar development	1	-	-	30	-	31	(4,208)	(4,177)
Other income	13	69	-	-	-	82	37	119
Depreciation and amortization	(653)	-	(673)	(3)	(10)	(1,339)	(242)	(1,581)
Operating loss	(4,815)	(228)	(1,786)	(340)	(4,571)	(11,740)	(3,781)	(15,521)
Restructuring and other non-recurring costs	-	-	200	-	(1,862)	(1,662)	(1)	(1,663)
Impairment loss			(414)		(7)	(421)	-	(421)
Finance expense - net	(6,314)	(34)	936	(50)	(221)	(5,683)	(527)	(6,210)
Profit/(loss) before income tax	(11,129)	(262)	(1,064)	(390)	(6,661)	(19,506)	(4,309)	(23,815)
Income tax	(638)	-	(40)	119	-	(559)	19	(540)
Loss for the year	(11,767)	(262)	(1,104)	(271)	(6,661)	(20,065)	(4,290)	(24,355)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2025	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Digital
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Assets	Total

Assets	224	42	33,875	84	62,899	4	97,128
Liabilities	(1,518)	(62)	(22,344)	(154)	(52,946)	-	(77,024)
Net assets/(liabilities)	(1,294)	(20)	11,531	(70)	9,953	4	20,104

As at June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	5,958	1,549	20,674	72	9,180	37,433
Liabilities	(8,596)	(284)	(17,550)	(1,026)	(50,514)	(77,970)
Net assets/(liabilities)	(2,638)	1,265	3,124	(954)	(41,334)	(40,537)

As at June 30, 2023	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	18,034	12,726	17,493	10,343	2,819	61,416
Liabilities	(15,539)	-	(7,564)	(645)	(33,921)	(57,670)
Net assets/(liabilities)	2,495	12,726	9,929	9,698	(31,102)	3,746

5. Other gains

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Australian solar projects	-	32	31
Other gains	16	57	-
Total other gains	16	89	31

6. Other income

There is no other income recognized in the year ended June 30, 2025 and 2024. Other income of $0.1 million for the year ended June 30, 2023 mainly relating to COVID-19 grants and subsidies in Critical Power Services in Australia.

7. Operating profit/(loss)

Operating profit/(loss) from continuing operations is stated after charging/(crediting):

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Amortization of intangible assets	360	384	831
Depreciation of property, plant and equipment	157	746	750
Auditors’ remuneration - audit fees	250	267	193
Auditors’ remuneration - tax services	-	-	8
Directors’ emoluments	777	742	719
Other losses/(gains)	(16)	(89)	(30)

8. Restructuring and other non-recurring costs

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Corporate restructuring - professional fees	-	-	200
Corporate restructuring - litigation provision	596	-	-
Fiscal provision	154	1,389	1,768
Gain on effectuation of DOCA	(514)	-	-
Remediation	-	-	(361)
Acquisition related and other costs	176	3	55
Total	412	1,392	1,662

In the year ended June 30, 2025, the Company has setup a provision relating to the ongoing dispute with a prior client, Accès Industriel in Canada for the settlement of $596,000 which they initially paid as part of the sales contracts for Tembo EUV conversions. Additionally, during the year, provisions were also made relating to payroll tax for Tembo amounting to $0.1 million.

In the year ended June 30, 2025, the Company incurred non-recurring costs of $0.2 million (June 30, 2024: $1.4 million, June 30, 2023: $1.8 million) relating to the provision for VAT liability that is assessed by HMRC.

In the year ended June 30, 2023, a provision of $1 million was made for the potential failure to convince HMRC that the VAT claims made by VivoPower International PLC (“PLC”) were correct and should be refunded to the company. During FY24, HMRC cancelled the VAT Registration for PLC on the basis that the claim had no merit. Post year-end, PLC has lodged a formal appeal with HMRC and is currently considering further options, which may include seeking a Tribunal hearing if necessary.

Also, in FY24 HMRC cancelled the VAT registration of VivoPower International Services Ltd (“VISL”) due to outstanding payments. Post year end VISL has lodged a formal appeal with HMRC. Should this appeal fail we then plan to insist on a Tribunal hearing.

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

9. Staff numbers and costs

The average number of employees (including directors) during the period was:

	Year Ended June 30
	2025	2024	2023
Sales and Business Development	11	4	11
Central Services and Management	14	10	18
Production	16	46	64
Total	41	60	93

Their aggregate remuneration costs comprised:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Salaries, wages and incentives	1,025	2,045	5,465
Social security costs	21	362	430
Pension contributions	35	175	369
Short-term compensated absences	8	39	366
Total	1,089	2,621	6,630

Directors’ emoluments for the year ended June 30, 2025 were $276,453 (year ended June 30, 2024: $358,292; year ended June 30, 2023: $347,179) of which the highest paid director received $87,953 (year ended June 30, 2024: $85,571; year ended June 30, 2023: $81,819). Our Executive Chairman, Kevin Chin, also received an additional £325,000 for his role as the CEO during the year ended June 30, 2025 (year ended June 30, 2024 and 2023: £325,000). Director emoluments include employer social security costs.

Key Management Personnel:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Salaries, wages and incentives	597	957	1,120
Social security costs	-	6	38
Pension contributions	16	35	60
Total	613	998	1,218

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2025 was 6 (year ended June 30, 2024: 8; year ended June 30, 2023: 10).

10. Finance income and expense

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Finance income
Foreign exchange gain	3,560	1,380	1,150
Interest income	8	16	6
Total finance income	3,568	1,396	1,156

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Finance expense
Related party loan interest payable	4,532	4,637	3,801
Preference shares interest payable	298	267	204
Convertible Warrants	413
Lease liability interest payable	4	13	15
Bank interest payable	56	49	41)
Foreign exchange losses	1,533	452	2,540
Other finance costs	197	597	238
Total finance expense	7,033	6,015	6,839

11. Taxation

(a)	Tax (charge)/credit

	Year Ended June 30
	2025			2024			2023
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Current tax
UK corporation tax	-	-	-	-	-	-	-	-	-
Foreign tax	139	-	139	-	-	-	(924)	-	(924)
Total current tax	-	-	-	-	-	-	(924)	-	(924)

Deferred tax
Current year
UK tax	-	-	-	-	-	-	-	-	-
Foreign tax	552	-	552	(1,603)	-	(1,603)	365	19	384
Total deferred tax	552	-	552	(1,603)	-	(1,603)	365	19	384

Total income tax	691	-	691	(1,603)	-	(1,603)	(559)	19	(540)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Loss before income tax before continuing operations	(15,131)	(44,216)	(19,506)
Group weighted average corporation tax rate	23.1%	18.36%	26.60%
Tax at standard rate	3,489	8,121	5,189
Effects of:
Expenses that are not deductible for tax purposes	-	-	-
Deferred tax assets not recognized on tax losses	(2,798)	(9,724)	(5,748)
Total income tax from continuing operation for the period recognized in the
Consolidated Statements of Comprehensive Loss	691	(1,603)	(559)

(b)	Deferred tax

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Deferred tax assets	4,405	4,099	5,136
Deferred tax liabilities	(2,572)	(2,873)	(2,232)
Net deferred tax asset	1,833	1,226	2,904

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
June 30, 2022	4,080	588	4,668
Credit to comprehensive income	196	272	468
June 30, 2023	4,276	860	5,136
Charged to comprehensive income	(177)	(860)	(1,037)
June 30, 2024	4,099	-	4,099
Charged to comprehensive income	306	-	306
June 30, 2025	4,405	-	4,405

The deferred tax liabilities are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2022	-	(1,234)	(1,234)
Charged to comprehensive income	-	(998)	(998)
June 30, 2023	-	(2,232)	(2,232)
Charged to comprehensive income		(641)	(641)
June 30, 2024	-	(2,873)	(2,873)
Charged to comprehensive income		301	301
June 30, 2025	-	(2,572)	(2,572)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

12. Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At June 30, 2022	318	433	1,440	247	3,599	6,037
Reclassifications/corrections	-	-	-	-	(707)	(707)
Foreign exchange	(10)	(23)	(32)	(9)	(43)	(117)
Additions	36	92	558	10	239	935
Disposals	(37)	(39)	(250)	-	(54)	(380)
At June 30, 2023	307	463	1,716	248	3,034	5,768
Reclass to assets held for sale[1]	(235)	(400)	(867)	(249)	(2,049)	(3,800)
Foreign exchange	1	2	-	-	(5)	(2)
Additions	18	307	57	1	226	609
Disposals	(3)	(63)	(495)	-	(1,131)	(1,692)
At June 30, 2024	88	309	411	-	75	883
Foreign Exchange	-	4	37	-	7	48
Additions	41	867	77	-	238	1,223
Disposals	-	-	-	-	-	-
At June 30, 2025	129	1,180	525	-	320	2,154

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Depreciation
At June 30, 2022	238	211	717	29	1,099	2,294
Reclassifications/corrections	-	-	-	-	(685)	(685)
Foreign exchange	(5)	(10)	(18)	(1)	(29)	(63)
Charge for the year	48	90	179	22	411	750
Disposals	(26)	(28)	(171)	0	(45)	(270)
At June 30, 2023	255	263	707	50	751	2,026
Reclass to assets held for sale[1]	(201)	(287)	(543)	(71)	(616)	(1,759)
Foreign exchange	(1)	(3)	(1)	-	(23)	(28)
Charge for the year	31	87	136	21	474	749
Disposals	(4)	(40)	(30)	-	(470)	(544)
At June 30, 2024	80	20	269	-	75	444
Foreign Exchange	-	1	29	-	7	37
Charge for the year	9	41	59	-	48	157
Impairment	-	14	42	-	-	56
At June 30, 2025	89	76	399	-	130	694

Net book value	Computer Equipment	Motor vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
At June 30, 2023	52	200	1,009	198	2,283	3,742
At June 30, 2024	8	289	142	-	-	439
At June 30, 2025	40	1,104	126	-	190	1,460

1.	Reclassification to Held for Sale at June 30, 2024 on account of the sale of Kenshaw Electrical, refer to Note 20 Discontinued Operations

13. Intangible assets

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Goodwill	1,788	1,635	17,697
Other intangible assets	14,906	13,600	24,478
Total	16,694	15,235	42,175

a)	Goodwill

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
As at July 1	1,635	17,697	18,269
Reclassification to held for sale assets	-	-	-
Impairment losses	-	(16,124)	-
Foreign exchange	153	62	(572)
Carrying value	1,788	1,635	17,697

b)

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Aevitas O Holdings Limited (allocated to the Critical Power Services segment)	-	-	6,946
VivoPower Pty Ltd (allocated to the Solar Development segment)	-	-	9,091
Tembo (allocated to the Electric Vehicle segment)	1,788	1,635	1,660
Total	1,788	1,635	17,697

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

With the sale of Kenshaw and the writing off of all goodwill and intangibles, it was then required to affect a similar write-off of the goodwill and intangibles held by VIWR AU Pty Ltd (VIWR AU) as also no longer capable of being recovered. On July 5, 2024 following a detailed internal review of VIWR AU it was decided to place it into Voluntary Administration, hence requiring the final write off of all VIWR AU’s goodwill and intangibles held in other subsidiaries.

The intangibles represented by Tembo e-LV and its subsidiaries was assessed to have a value in excess of its carrying value. Key assumptions used in the assessment of impairment were a discount rate based on the weighted average cost of capital of 12.1% (June 30, 2024: 13.7%, June 30, 2022: 12%) and an EBITDA compound average annual growth rate (CAGR) of 115% over the next 5 years. We have conducted a discounted cashflow for the impairment testing model; we have not included the terminal value in our analysis. Growth rates reflect the commencement of sales of the Tembo Tusker, electric Jeepneys, and conversion kits over the five-year period. This is underpinned by customer demand pursuant to sales agreements, including over 15,000 units of conversion kits, with major international distribution partners such as Bodiz Automotive LLC (Mongolia), GHH Mining Machines (now owned by Komatsu), Fourche Maline Energy Ltd (Ghana), Associated Vehicle Assemblers (AVA Kenya), Green Watt (KSA), Al Taif (UAE) Ulti Mech (Australia), and Sarao Motors (Philippines).

We conducted a sensitivity analysis to evaluate the impact of changes in key assumptions on the impairment testing for Tembo. As part of this, a sensitivity table was prepared using discount rates (WACC) of up to 20%. The results demonstrated that, under these adjusted assumptions, no impairment would be required. The analysis further indicated that impairment would only arise if the WACC were to exceed 60%.

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

The cash-generating unit (CGU) represented by the Caret solar projects (TX75 and TX341) was assessed to be impaired in FY25, resulting in the recognition of an impairment charge.

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At June 30, 2022	2,552	1,363	4,108	12,622	3,805	175	24,625
Foreign exchange	4	(25)	(157)	-	302	(1)	123
Additions	-	-	-	103	3,725	29	3,857
Disposals	-	-	-	-	-	(47)	(47)
At June 30, 2023	2,556	1,338	3,951	12,725	7,832	156	28,558
Foreign exchange	(9)	1	25	-	(112)	-	(95)
Additions	-	-	-	13	3,966	-	3,979
At June 30, 2024	2,547	1,339	3,976	12,738	11,686	156	32,442
Foreign exchange	125	34	-	-	1,078	-	1,237
Additions	-	-	-	-	2,249	-	2,249
At June 30, 2025	2,672	1,373	3,976	12,738	15,013	156	35,928

Amortization and Impairment	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2022	1,123	495	1,527	-	16	156	3,317
Foreign exchange	(1)	(8)	(61)	-	2	-	(68
Amortization	385	137	266	-	43	-	831
Disposals	-	-	-	-	-	-	-
At June 30, 2023	1,507	624	1,732	-	61	156	4,080
Foreign exchange	(6)	(1)	19	-	(3)	-	9
Amortization	390	138	261	-	34	-	823
Impairment	290	488	1,964	11,188	-	-	13,930
At June 30, 2024	2,181	1,249	3,976	11,188	92	156	18,842
Foreign exchange	112	30	-	-	128	-	270
Amortization	273	74	-	-	13	-	360
Impairment	-	-	-	1,550	-	-	1,550
At June 30, 2025	2,566	1,353	3,976	12,738	233	156	21,022

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2023	1,049	714	2,219	12,725	7,771	-	24,478
At June 30, 2024	366	90	-	1,550	11,594	-	13,600
At June 30, 2025	106	20	-	-	14,780	-	14,906

Customer relationships and trade names have an average remaining period of amortization of 3 years and 3 years respectively. Solar projects were fully impaired. Electric vehicle product development costs are incomplete and not generating revenue and therefore are not amortized in FY23-25.

Additions for the year ended June 30, 2025 comprise of $2.2 million electric vehicle product development costs in Tembo (June 30, 2024: $4.0 million; June 30, 2023: $3.7 million).

14. Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at June 30, 2025 is 20% or more are as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%
VivoPower US-NC-31, LLC	100%
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE,
VivoPower (USA) Development, LLC	100%	USA 19808
Caret, LLC (formerly Innovative Solar Ventures I, LLC)	100%
Caret Decimal, LLC	100%
VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	100%
Aevitas O Holdings Pty Ltd	100%
Aevitas Group Limited	100%
Aevitas Holdings Pty Ltd	100%
Electrical Engineering Group Pty Limited	100%
Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	100%	Level 11, 110 Mary Street, Brisbane City, QLD, 4000 Australia
KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Limited)	100%
Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	100%
Tembo EV Pty Ltd	100%
TemboDrive Pty Ltd	100%
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street,
VivoPower RE Solutions Inc.	64%	E-Square Zone, Crescent Park West, Bonifacio Global City,
V.V.P. Holdings Inc.*	40%	Taguig, Metro Manila
Tembo e-LV B.V.	100%
Tembo 4x4 e-LV B.V.	100%	De Donge 5, 5684 PX Best, the Netherlands
FD 4x4 Centre B.V.	100%
Tembo Group B.V (Formerly Tembo EUV Solutions B.V)	100%
Tembo EUV Solutions FZCO	100%	DSO-IFZA, IFZA Properties, Dubai Silicon Oasis, Dubai, United Arab Emirates
Tembo EUV Investment Corporation Ltd	100%	WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, Grand Cayman, KY1-1111, Cayman Islands

*	V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

15. Cash and cash equivalents

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Cash at bank and in hand	60	199	553

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
A+	45	11	(8)
A	-	-	-
A-	-	-	2
AA-	15	188	559
Total	60	199	553

16. Restricted cash

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Bank guarantee security deposit	191	292	608

At June 30, 2025, there is a total of $0.2 million (June 30, 2024, $0.3 million; June 30, 2023, $0.6 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

17. Trade and other receivables

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Current receivables
Trade receivables	-	-	1,649
Contract assets	221	254	893
Other current assets	82	67	66
Prepayments	2,205	79	277
Other receivables	70,654	9,644	4,027
Current tax receivable	-	-	175
Total	73,162	10,044	7,087

Other receivables at June 30, 2025 include receivables from investors amounting to $60.5 million pursuant to Regulation S subscription agreement, and receivables from investors amounting to $10 million, representing their subscription investment in Tembo, of which $8.7 million had not yet been paid.

Other receivables as of June 30, 2024, include receivables from investors amounting to $10 million, representing their subscription investment in Tembo, of which $8.7 million had not yet been paid. The corresponding shares related to this have not yet been issued and as such classified in “Shares to be issued” under Trade and other payables in the Consolidated Statement of Financial Position. Other receivables also include a receivable from our transfer agent, Chardan Capital Markets for ATM issuance proceeds which were only credited to the Group’s account on July 1, 2024.

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognized any loss allowance for contract assets.

Analysis of trade receivables:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Trade receivables	-	-	1,649
Less: credit note provision	-	-	-
Total	-	-	1,649

The maximum exposure to credit risk for trade receivables by geographic region was:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023

Australia	-	-	1,451
Netherlands	-	-	198
Total	-	-	1,649

The aging of the trade receivables, net of is:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
0-90 days	-	-	1,410
Greater than 90 days	-	-	239
Total	-	-	1,649

18. Inventory

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Raw materials	1,151	1,646	2,115
Total	1,151	1,646	2,115

19. Assets classified as held for sale

		Year Ended June 30
(US dollars in thousands)	% Owned	2025	2024	2023
KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)		-	5,479	-
Total		-	5,479	-

The ex-power and critical supply operations of Kenshaw Electrical Pty Ltd were sold on July 2, 2024. As disclosed in note 20, the assets and liabilities of the disposed operation met the definition of discontinued operation under IFRS 5 at June 30, 2024. Accordingly, assets and liabilities of the discontinued operation were reclassified to assets and liabilities held for sale as at June 30, 2024. As detailed in note 20, assets held for sale of $5.5 million as at June 30, 2024 comprised goodwill of $0.2 million, inventories of $0.7 million, property, plant and equipment of $2.1 million and trade and other receivables of $2.4 million.

20. Discontinued operations

On July 2, 2024, Kenshaw Electrical Pty Ltd was sold for a consideration of $0.8 million (AU$1.2 million).

Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

Financial performance and cash flow information

The financial performance and cash flow information presented are for the years ended June 30, 2025, 2024 and 2023:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Revenues	-	11,909	11,005
Cost of sales	-	(10,268)	(9,178)
Expenses	1,648	(2,522)	(6,136)
Loss before income tax	1,648	(881)	(4,309)
Income tax expense	-	-	19
Gain/(loss) from discontinued operations	1,648	(881)	(4,290

Net cash inflow/(outflow) from operating activities	1,648	(881)	(4,290)
Net cash inflow/(outflow) from investing activities		-	-
Net cash inflow/(outflow) from financing activities		-	-
Net increase in cash generated by subsidiary	1,648	(881)	(4,290)

Assets and liabilities of disposal group as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operations as at June 30, 2025, 2024 and 2023;:

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Assets classified as held for sale	-
Trade and other receivables	-	2,366	-
Inventories	-	657
Property, plant and equipment	-	2,040	-
Goodwill	-	210	-
Intangible assets	-	-	-
Deferred tax assets	-	206
Total assets of disposal group classified as held for sale	-	5,479	-

Liabilities directly associated with assets classified as held for sale
Trade and other payables	-	2,722	-
Current debt	-	1,267	-
Non-current debt	-	77	-
Lease liabilities - current	-	263	-
Lease liabilities - non-current	-	1,186	-
Total liabilities of disposal group classified as held for sale	-	5,515	-

Net assets/(liabilities) identified as held for sale	-	(36)	-

Estimated gain on sale - Kenshaw Electrical Pty Ltd	USD	AUD
Consideration received or receivable
Cash
Purchase price	2,613	4,000
Working capital adjustment	(1,822)	(2,789)
Cash	791	1,211
Fair value of contingent consideration	-	-
Less costs to sell	-	-
Total disposal consideration	791	1,211
Estimated carrying amount of net assets/(liabilities) sold	(36)	(54)
Estimated gain on sale as at June 30, 2024	827	1,265

Disposal consideration for the sale of Kenshaw Electrical Pty Ltd on July 2, 2024 comprised of cash purchase price, including completion working capital adjustments of $2.7 million (AU$4.0 million). Net book value of net liabilities sold was $0.03 million (AU$0.1 million), resulting in a gain on disposal of $0.8 million (AU$1.3 million).

Disposal consideration for the sale of Kenshaw Solar Pty Ltd on July 1, 2022, comprised cash purchase price, including completion working capital adjustments of $2.9 million (AU$4.3 million). Initial estimate of fair value of deferred contingent consideration of $4.5 million, as recorded in July 2022, payable 12 months after completion, applied a contracted 4.5x multiple to year 1 forecast EBITDA of AU$2.7 million, discounted at 10% to net present value, less purchase price paid. The final deferred consideration of $0.6 million (AU$ 0.9 million) was received in August 2023. Costs to sell comprise advisory fees of $0.4 million (AU$0.5 million). Net book value of net assets sold was $7.0 million (AU$10.1 million), resulting in a loss on disposal of $3.9 million (AU$5.4 million).

Reconciliation of adjusted loss on sale - Kenshaw Electrical	USD 000	AUD 000
Gain on sale - as estimated at June 30, 2024	827	1,265
Cash consideration adjustment	-	-
Fair value of contingent consideration adjustment	-	-
Cost to sell adjustment	821	1,369
Carrying amount of net assets sold adjustment	-	-
Loss on sale reported in year ended June 30, 2024	1,648	2,634

Reconciliation of adjusted loss on sale – Kenshaw Solar Pty Ltd	USD 000	AUD 000
Gain on sale - as estimated at June 30, 2022	34	50
Cash consideration adjustment	378	529
Fair value of contingent consideration adjustment	(3,965)	(5,548)
Cost to sell adjustment	(18)	(25)
Carrying amount of net assets sold adjustment	(283)	(397)
Loss on sale reported in year ended June 30, 2023	(3,854)	(5,391)

21. Trade and other payables

	Year Ended June 30
(US dollars in thousands)	2025	2024	2023
Current trade and other payables
Trade payables	10,116	10,973	7,725
Shares to be issued	10,000	10,000	2,500
Accruals	15,675	13,188	1,321
Related party payable	-	-	-
Payroll liabilities	3,369	3,574	2,077
Sales tax payable	-	-	116
Deferred income	11	10	318
Other creditors	635	184	540
Total current trade and other payables	39,806	37,929	14,597

Non-current other payables
Non-current accrued interest	2,150	-	6,129
Non-current accrued loan and other fees	75	-	314
Total non-current other payables	2,225	-	6,443

In accordance with IFRS 15 – Revenue from Contracts with Customers, deferred income is presented as a separate line item. Deferred income relates to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Deferred income is recorded as revenue when the Company fulfills its performance obligations under the contract.

Non-current accrued interest relates to interest on AWN related party loans. As of June 30, 2025, a portion of the interest are classified under noncurrent assets as they are due beyond 1 year. All falling due within the next year are then classified as current in “Accruals” line item under Current trade and other payables.

22. Provisions

	As at June 30
(US dollars in thousands)	2025	2024	2023
Current provisions
Employee entitlements	43	11	502
Fiscal	2,193	2,038	1,174
Litigation	811	181	-
Warranty	-	-	102
Total current provisions	3,047	2,230	1,778

Non-current provisions
Employee entitlements	17	13	76
Litigation	-	44	-
Total non-current provisions	17	57	76

Total provisions	3,064	2,287	1,855

In the year ended June 30, 2025, the Company has setup a provision relating to the ongoing dispute with a prior client, Accès Industriel in Canada for the settlement of $596,000 which they initially paid as part of the sales contracts for Tembo EUV conversions. Additionally, during the year, provisions were also made on disputes with Salesforce, Workato and ComplianceQuest amounting to $115,000, $40,000 and $60,000, respectively. On the other hand, a litigation provision of $0.2 million was made in the accounts in FY24 as settlement of the lawsuit with the Estate of the Late W.Q. Richards over Caret leases TX144 and TX145. This suit was subsequently settled and utilized in FY25.

In the year ended June 30, 2025, the Company also incurred non-recurring costs of $0.2 million (June 30, 2024: $0.9 million; June 30, 2023: $1.2 million) relating to the provision for VAT liability that is assessed by HMRC.

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

Additionally, post-year end both PLC and VISL have engaged a UK based legal firm specializing in solving VAT issues with HMRC.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated. For FY24, this provision is no longer required as the acquirer of Kenshaw has taken responsibility for this.

Employee entitlements during the year include provisions for annual leave.

(US dollars in thousands)	Employee Entitlements	Remediation	Fiscal	Litigation	Warranty	Total
At June 30, 2023	578	-	1,174	-	102	1,854
Foreign exchange	4	-	-	-	1	5
Additional provisions	63	-	864	225	-	1,152
Disposals and transfers to assets held for sale	(621)	-	-	-	(103)	(724)
At June 30, 2024	24	-	2,038	225	-	2,287
Foreign exchange	(1)	-	-	-	-	(1)
Additional provisions	37	-	155	811	-	1,003
Provisions utilized	-	-	-	(225)	-	(225)
At June 30, 2025	60		2,193	811	-	3,064

23. Loans and borrowings

	As at June 30
(US dollars in thousands)	2025	2024	2023
Current liabilities
Debtor invoice financing	67	67	1,329
Lease liabilities	55	-	462
Shareholder loans	12,127	8,104	497
Chattel mortgage	-	-	89
Bank loan	-	-	7
Total	12,249	8,171	2,384

Non-current liabilities
Lease liabilities	140	-	1,843
Shareholder loan	16,800	20,915	28,111
Chattel mortgage	-	-	50
Total	16,940	20,915	30,004

Total	29,189	29,086	32,388

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

(ii) to defer interest payments from October 1, 2023, becoming due and payable on the earlier of; a) completion by VivoPower of a debt or equity raise of at least $25 million, and b) October 1, 2024.

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

(ii) upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

a) proceeds from $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds from $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

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

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

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

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and VivoPower, drawn down between February and May 2023. On June 30, 2023, the expiry of the loans was amended to August 31, 2023.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

Lease liabilities

Lease liabilities have increased during the year by $0.2 million due to a new office lease of Tembo. Depreciation expense on right-of-use assets and interest expense on associated lease liabilities for the year ended June 30, 2025 amounting to $0.04 million and $3.4 thousand respectively, are recognized in the Consolidated Statements of Comprehensive Loss. Total lease payments for the year ended June 30, 2025 amounted to $0.04 million (June 30, 2024: $0.2 million; June 30, 2023: $0.04 million).

The obligations under lease liabilities are as follows:

	Minimum Lease Payments			Present Value of Minimum Lease Payments
	As at June 30			As at June 30
(US dollars in thousands)	2025	2024	2023	2025	2024	2023
Amounts payable under lease liabilities:
Less than one year	57	-	576	55	-	462
Later than one year but not more than five	146	-	2,223	140	-	1,843
	202	-	2,799	195	-	2,305
Future finance charges	(8)	-	(494)	-	-	-
Total lease obligations	195	-	2,305	195	-	2,305

24. Called up share capital

	As at June 30
	2025	2024	2023
Allotted, called up and fully paid
Ordinary shares of $0.12 each	$2,703,797	$533,298	$307,815
Number allotted	12,527,212	4,439,733	25,651,140
Ordinary shares of $0.12 each	$2,703,797	$533,298	$307,815

At the Company’s last Annual General Meeting on December 28, 2023, the Directors were given new authority to allot shares up to an aggregate nominal amount of $3,600,000.

Movements in Ordinary Shares:

	Shares No.	Par value USD 000	Share premium USD 000	Total USD 000
At June 30, 2023	25,651,140	308	105,018	105,326
Capital raises [1]	1,715,191	206	2,862	3,068
Employee share scheme issues	282,836	19	340	359
Reverse stock split[2]	(23,209,434)	-	-	-
At June 30, 2024	4,439,733	533	108,220	108,753
Capital raises [1]	5,206,395	1,825	68,463	70,288
Other share issuances[3]	2,881,084	346	4,572	4,918
Equity instruments - warrants[4]	-	-	413	413
At June 30, 2025	12,527,212	2,704	181,668	184,372

1

During the year ended June 30, 2025, the company issued 1,046,395 million shares to capital market investors through At the Market issuances and registered direct offerings, raising $3.5 million in gross proceeds. In the same fiscal year, the company also issued 3,200,000 shares and 160,000 in September 2024 and June 2025, raising gross proceeds amounting to $3.5 million and $0.9 million, respectively pursuant to an F1 registration statement. Additionally, for the Regulation S equity raise, the company entered into private placement agreements with Abri Advisors Ltd for 530,000 shares with $0.9 million in gross proceeds: Timothy Wong for 270,000 shares with $0.5 million in gross proceeds.

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

In a concurrent private placement, the Company agreed to issue to the investor, Series A Warrants exercisable for an aggregate of 4,230,770 Ordinary Shares, at an exercise price of $1.30 per share. Each Series A Warrant will be exercisable on February 2, 2023 and will expire on February 2, 2028. The Series A Warrants and the Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

Each share has the same right to receive dividends and repayment of capital and represent one vote at shareholders’ meetings. Proceeds received in addition to the nominal value of the shares issued during the year have been included in share premium. The costs associated with the issuance of new shares are included within other reserves (see Note 27). Share premium has also been recorded in respect of the share capital related to employee share awards.

2

On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares which began trading on a post-split basis on October 6, 2023. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purpose of calculating EPS.

3

During the year ended June 30, 2025, the Company made several share issuances to settle liabilities to (a) Arowana International UK Ltd for 166,084 shares; and in payment for consulting and advisory services (b) Alain Salem for 400,000 shares as payment for consulting fees; (c) Mustafa Ahmed for 1,050,000 shares for payment of crypto-currency digital services; (d) 21M Advisors for 500,000 shares; (e) Spencer Chen for 125,000 shares; (f) Suneet Wadha for 30,000 shares.

4	During the current financial year, the Company issued the following warrants:

●	Navinder Singh:
The Company issued 44,000 cashless warrants to Navinder Singh at an issue price of $1.50 per share. These warrants were valued using the Black-Scholes model with a volatility assumption of 151% and a risk-free interest rate of 4.05%, resulting in a total fair value of $0.1 million.
●	Suneet Wadha:
The Company issued 250,000 warrants to Suneet Wadha at an issue price of $6.05 per share, of which one-third had vested as of June 30, 2025. The warrants were valued using the Black-Scholes model, incorporating a volatility of 198% and a risk-free rate of 4.05%, resulting in a fair value of vested warrants as at June 30, 2025 of $0.4 million.

25. Other reserves

(US dollars in thousands)	Preference shares 1	Shares pending issue	Capital raising costs 2	Equity incentive costs 3	Share awards issuance 3	Foreign exchange	Total
At June 30, 2022	3,270	-	(8,950)	2,874	(2,850)	(328)	(5,984)
Interest on equity instruments	198	-	-	-	-	-	198
Equity instruments payments	(149)	-	-	-		-	(149)
Capital raising costs	-	-	(446)	-	-	-	(446)
Equity incentives cost less shares issued	-	-	-	147	(154)	-	(7)
Other movements		-	-	-	-	(104)	(104)
At June 30, 2023	3,319	-	(9,396)	3,021	(3,004)	(432)	(6,492)
Interest on equity instruments	150	-	-	-	-	-	150
Capital raising costs	-	-	(207)	-	-	-	(207)
Equity incentives cost less shares issued	-	-	-	333	(92)	-	241
Other movements	-	-	-	-	-	7	7
At June 30, 2024	3,469	-	(9,603)	3,354	(3,096)	(425)	(6,301)
Interest on equity instruments	302	-	-	-	-	-	302
Capital raising costs	-	-	(777)	-	-	-	(777)
Equity incentives cost less shares issued	-	-	-	8	-	-	8
Other movements	-	-	-	315	-	(66)	(249)
At June 30, 2025	3,771	-	(10,380)	3,677	(3,096)	(491)	(6,519)

1	During the year, the Company accrued $0.3 million dividends on Aevitas preference shares (June 30, 2024: $0.2 million; June 30, 2023: $0.2 million).

2	The $0.8 million transaction costs incurred in the year ended June 30, 2025 (year ended June 30, 2024: $0.2 million; year ended June 30, 2023: $0.4 million) relate primarily to capital raises on Nasdaq and private placements with various investors.

3	During the year ended June 30, 2025, $0.3 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2024: $0.3 million; year ended June 30, 2023: $0.1 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, none of the shares were delivered to participants (year ended June 30, 2024: $0.3 million; year ended June 30, 2023: $0.1 million). During the years ended June 30, 2025 and June 30, 2024, the following awards under the Incentive Plan have been granted, and have vested or been forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	16
Granted	151	613
Vested	(95)	(323)
Forfeit	-	-
Outstanding at June 30, 2025	89	$306

In October 2023, the company implemented a 10-to-1 reverse stock split, which impacted the outstanding number of RSUs, PSUs, and BSAs. The reverse stock split proportionally reduced the number of outstanding awards, including their weighted average grant date fair value. As a result, employees holding these grants experienced a corresponding adjustment in the value of their awards to align with the revised share structure. This adjustment ensures that the economic value and equity proportion represented by the awards remains consistent post-split.

26. Loss per share

The loss and weighted average numbers of Ordinary Shares used in the calculation of loss per share are as follows:

	As at June 30
(US dollars in thousands)	2025	2024	2023
Loss for the year / period attributable to equity owners	(12,792)	(46,700)	(24,355)
Weighted average number of shares in issue (‘000s)	6,655	3,079	2,467
Basic loss per share (dollars)	(1.92)	(15.17)	(9.87)
Diluted loss per share (dollars)	(1.92)	(15.17)	(9.87)

On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Ordinary Shares which began trading on a post-split basis on October 6, 2023. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purpose of calculating EPS.

27. Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributed 11.5% during the year, and for FY26, the Company is required to contribute 12.0%. A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2024: 7%; year ended June 30, 2023: 7%). A pension scheme is also in place for Netherlands employees where the Company is required to contribute 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.04 million (year ended June 30, 2024: $0.1 million; year ended June 30, 2023: $0.4 million).

	As at June 30
(US dollars in thousands)	2025	2024	2023
VivoPower International Services	-	11	20
KESW EL Pty Ltd	-	95	294
Tembo EV Pty Ltd	20	-	-
Tembo Technologies Pty Ltd	14	-	-
Kenshaw Solar Pty Ltd	-	1	33
VIWR AU Pty Ltd	1	19	22
Total Pension recognized in P&L	35	126	369

28. Financial instruments

	As at June 30
(US dollars in thousands)	2025	2024	2023
Financial assets at amortized cost
Trade and other receivables	70,154	9,644	5,676
Cash and cash equivalents	60	199	553
Restricted cash	191	292	608
Total	70,405	10,135	6,837

Financial liabilities at amortized cost
Loans and borrowings	29,189	29,086	32,388
Trade and other payables	28,651	24,345	9,586
Total	57,840	53,431	41,974

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

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that liquidity risk is effectively managed and mitigated. The Group held unrestricted cash resources of $0.1 million at June 30, 2025 (June 30, 2024: $0.2 million; June 30, 2023: $0.6 million). The ratio of current assets to current liabilities at June 30, 2025 is 1.35 (June 30, 2024: 0.33; June 30, 2023: 0.54).

The Group maintains near-term cash flow forecasts that enable it to identify its borrowing requirements so that remedial action can be taken if necessary.

As part of the going concern assessment (explained earlier), we also reviewed the net current assets position as of 30 June 2025, which amounted to $19.3 million. Additionally, our analysis indicates that the budgeted combined average monthly cash burn (not accounting for sales, deposits and other cash inflows) for VivoPower and Tembo over the next 12 months is approximately $413 thousand per month, or equivalent to approximately $5.0 million per annum.

With the upcoming cash requirements, the Company recently also embarked on a ‘Sum of the Parts’ exercise to identify undervalued assets and determine ways to monetize them separately. These efforts include, but are not limited to:

○	Spinning Tembo off independently via a SPAC, which has been valued at $838 million USD;

○	Energi Holding’s acquisition of a 51% stake in Tembo via a strategic PIPE investment, valuing the business at US $200 million enterprise value;

○	Bringing forward the spin-off of the Caret portfolio;

○	Further approaches to the market for the sale of VivoPower shares.

○	Working with potential investors, currently under NDA’s, to invest in both Tembo and VivoPower directly to take advantage of our current stock price.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2025		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	28,651	28,651	-	-	-
Borrowings	28,994	12,194	16,800	-	-
Lease liabilities	195	55	90	50	-
Total	57,840	40,900	16,890	50	-

Year Ended June 30, 2024		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	24,345	24,345	-	-	-
Borrowings	29,086	8,171	853	20,062	-
Lease liabilities	-	-	-	-	-
Total	53,431	32,516	853	20,062	-

Year Ended June 30, 2023		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	9,586	9,586	-	-	-
Borrowings	30,083	1,922	12,323	8,447	7,391
Lease liabilities	2,305	462	1,375	415	53
Total	41,974	11,970	13,698	8,862	7,444

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long-standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales, but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance, and the local entities review and report their exposure on a monthly basis.

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

The Group is exposed to foreign exchange risk on the following balances at June 30, 2025:

●	Cash and cash equivalents $0.01 million denominated in AUD.

●	Restricted cash $0.2 million denominated in AUD.

●	Trade and other receivables $4.3 million denominated in GBP, $0.4 million in AUD and $1.2 million in EUR.

●	Trade and other payables $4.5 million denominated in GBP, $4.1 million in AUD and $2.3 million in EUR.

Of the total shareholder loan of $28.9 million, $27.0 million is denominated in USD and $1.9 million is denominated in AUD.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

29. Related party transactions

Arowana Group Holdings Pty Ltd (AWN) is no longer the ultimate controlling party of VivoPower however it does retain significant influence. As at June 30, 2025, AWN holds a 7.1% equity interest in the Company. The Board of Directors of VivoPower operates at arms-length from that of AWN. To the extent there are matters between the two companies of a confidential or commercial nature Mr. Chin recuses himself from these matters. AWN does not participate in the day to day operations of VivoPower.

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

(ii) upon completion by VivoPower International PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN Holdings in accordance with the following schedule:

a) proceeds from $5 million to $7.5 million - pay 25% of amounts raised;

b) proceeds from $7.5 million to $12.5 million - pay $1.875 million plus 45% of amounts raised;

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

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition, there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. Post balance date, AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. This renders all but $1 million of interest non-current in nature, and all of the loan principal non-current.

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

On December 22, 2022, a short-term $3.0 million loan was provided from AWN to Aevitas, with an interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. The loan is set to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower International PLC of a debt or equity raise of at least S$25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and VivoPower, drawn down between February and May 2023. On June 30, 2023, the expiry or the loans was amended to August 31, 2023.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal is due to be repaid in the current period, and $20.9 million principal is non-current. In addition, there is $12 million in interest and fees on the AWN loan due to be repaid in the current period. The agreement consolidated all shareholder loans into a single tranche.

Mr. Hui is paid fees of $50,000 per annum during the year. Mr. Hui elected to receive 100% of his fees in cash. $50,000 remaining accrued and payable as at June 30, 2024. Mr. Hui also receives equity-based remuneration in relation to his involvement in management of Critical Power Services segment, and the hyper-turnaround and hyperscaling program. Of the 17,500 ($13,125) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 350 RSUs ($263) vested in the current year. Of the 5,250 ($39,375) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 631 RSUs ($4,736) vested in 2023. A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Hui on January 11, 2023, vesting annually from December 2023 to December 2025.

From time to time, costs incurred by AWN on behalf of VivoPower are recharged to the Company. During the year ended June 30, 2025, $0.2 million was recharged to the Company (year ended June 30, 2024: $0.6 million; year ended June 30, 2023: $1.1 million). At June 30, 2025, the Company has a payable to AWN in respect of recharges of $0.2 million (June 30, 2024: $0.9 million, June 30, 2023: $1.4 million).

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, with 4,697 Aevitas Preference Shares, of face value AU$46,970. The Panaga Group Trust earned AU$3,302 ($2,188) dividends on the Aevitas Preference Shares during the year ended June 30, 2023.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($87,953) were charged to the Company by Arowana Global Impact Ltd (“AGI”) in the current year. A further $0.4 million (as of June 30, 2024: $0.4 million) incurred by AGI on behalf of the Company were recharged to the Company in the year. At June 30, 2025, the Company had an account payable of $0.9 million (as of June 30, 2024: $0.7 million) respect of these services. Mr. Chin is a shareholder and director of Arowana Partners Group Pty Ltd during the year ended June 30, 2025.

As CEO, Mr. Chin is paid £325,000 base fees, £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited were recharged to the Company in the year. Of the base salary in FY23, 4 months were paid in cash, whilst for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants will remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation. At June 30, 2025, the Company had an account payable of $1.3 million in respect of these services and recharges.

Mr. Chin receives equity-based remuneration in relation to his involvement in leading the hyper-turnaround and hyperscaling program. Of the 87,200 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 17,440 RSUs ($13,080) was issued in May 2024. Of the 261,600 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 31,456 RSUs ($23,592) vested in the FY 2024. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 94,291 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 20,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

On November 26, 2021, Arowana Partners Group Pty Ltd (“APG”) provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. In addition, the Company also received an interest only basis loan amounting $48,000 from Arowana United Enterprises Pte Ltd in October 6, 2023 stipulating a nominal rate of 8% per annum.

30. Subsequent events

Post the balance sheet date, VivoPower has announced several material developments:

On July 1, 2025, the Company received a letter from Nasdaq confirming that VivoPower is now in compliance with Nasdaq Listing Rule 5550(b)(1), which requires maintaining at least $2.5 million in stockholders’ equity. This determination follows the first phase of its private placement, from which approximately $60.5 million in gross proceeds were recognized, helping the Company meet the minimum equity requirement.

On July 7, 2025, VivoPower commenced a shareholder loan financing retirement plan, authorizing an initial repayment to AWN Holdings Limited in respect of the AWN shareholder loan. The unaudited balance of that loan was approximately $28.8 million as of June 30, 2025.

On July 22, 2025, VivoPower further strengthened its balance sheet by reducing liabilities by $7.5 million, via exchange of outstanding amounts owed to selected lenders and suppliers for ordinary shares, as well as directors electing to receive shares in lieu of certain fees. These shares are subject to lock-up and tax-related sale restrictions.

On July 24, 2025, VivoPower received notification from the Nasdaq Options Market that standardized options on its common stock (ticker symbol VVPR) will begin trading, effective July 25, 2025.

On October 22, 2025 the VivoPower’s independent directors agreed to issue 1.2 million cashless warrants to AWN Holdings Limited, in consideration for the prior year grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. The warrants will be issued at an issue price of $1.00 (with voting rights pari passu with ordinary shareholders).

31. Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them, are included in Note 9 to the consolidated financial statements.

32. Ultimate controlling party

As at June 30, 2025, AWN held a 7.1% equity interest in the Company. Since June 30, 2021, the Company no longer has an ultimate controlling party.

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

