Form 20-F/A
period 2025-06-30
VivoPower International PLC
filed 2025-11-06
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

VivoPower International PLC (the “Company” or “we”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the year ended June 30, 2025, which was filed with the Securities and Exchange Commission on October 30, 2025 (the “Original Filing”). This Amendment is being filed solely to (i) amend and supplement the disclosure in the Original Filing in response to Item 16F of Form 20-F, “Change in Registrant’s Certifying Accountant,” (ii) amend Item 18 of the Original Filing to include the Report of Independent Registered Public Accounting Firm of PKF Littlejohn LLP (“PKF”), which includes an audit report that reflects PKF’s audit of and opinion on the Company’s financial statements as of and for the years ended June 30, 2024 and 2023, as set forth on page F-5 of this Amendment, and (iii) to include: a copy of the letter from PKF, as required by Item 16F(a)(3) of Form 20-F, as Exhibit 15.1 to this Amendment; an auditor consent of PKF as Exhibit 16.1 to this Amendment; and an auditor consent of WithumSmith+Brown, PC, the Company’s independent registered public accounting firm as Exhibit 16.2 to this Amendment.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

Except for the matters described above, this Amendment does not modify or update any other disclosures in, or exhibits to, the Original Filing, and does not reflect any events occurring after the date of the Original Filing.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective August 26, 2025, the Audit Committee of the Board of Directors approved the dismissal of PKF Littlejohn LLP (“PKF”) as the Company’s independent registered public accounting firm and the engagement of WithumSmith+Brown, PC (“Withum”) as the Company’s new independent registered public accounting firm for the fiscal year ending June 30, 2025. The decision was not made due to any disagreements with PKF.

(a) Dismissal of Independent Registered Public Accounting Firm

PKF, located in the United Kingdom, served as the Company’s independent registered public accounting firm since 2017.

The audit reports of PKF on the Company’s consolidated financial statements for the fiscal years ended June 30, 2024, and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended June 30, 2024, and 2023 and through August 26, 2025, there were (i) no disagreements with PKF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PKF’s satisfaction, would have caused PKF to make reference to the matter in its audit report, and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

On November 6, 2025, the Company provided PKF with a copy of the disclosures contained in this Item 16F and requested that PKF furnish a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of PKF’s letter, dated November 6, 2025, is filed as Exhibit 15.1 to this Annual Report.

(b) Engagement of New Independent Registered Public Accounting Firm

On August 26, 2025, the Audit Committee approved the engagement of WithumSmith+Brown, PC, located in the United States, as the Company’s independent registered public accounting firm for the audit of the Company’s consolidated financial statements for the fiscal year ending June 30, 2025, and the Company subsequently entered into an engagement letter with Withum.

During the fiscal years ended June 30, 2024, and 2023 and through August 26, 2025, neither the Company nor anyone acting on its behalf consulted with Withum on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement or a reportable event as defined in Item 16F of Form 20-F.

2

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1**	Articles of Association (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-213297), filed with the SEC on August 24, 2016).
4.1**	Omnibus Incentive Plan, adopted September 5, 2017 and amended July 28, 2023 (incorporated by reference to Exhibit 99.1 to the registration Statement on Form S-8 (File No. 333-273520), filed with the SEC on July 28, 2023).
4.2**	Equity Distribution Agreement, dated November 12, 2021, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on November 21, 2021).
4.3**	Amendment No. 1 to Equity Distribution Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report Form 6-K (File No. 001-37974), filed with the SEC on July 29, 2022).
4.4**	Strategic Direct Investment in Tembo dated June 28, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K - Report of foreign issuer [Rules 31a-16 and 15d-16], filed with the SEC on June 28, 2023.
4.5**	Placement Agency Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.6**	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.7**	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.8**	Form of Securities Purchase Agreement, dated July 29, 2022, between VivoPower International PLC and the purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
8**	List of Subsidiaries.
11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
11.2**	Insert Insider Trading policy
12.1+	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

3

ITEM 19. EXHIBITS CONTINUED

Exhibit Number	Description
12.2+	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1+	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2+	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1+	Consent of PKF Littlejohn LLP, Independent Registered Public Accounting Firm.
15.2+	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm
16.1+	Letter from PKF Littlejohn LLP to the Securities and Exchange Commission regarding a change in certifying accountant, dated November 6, 2025.
97.1**	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

** Previously filed with the Original Filing.

+ Filed or furnished, as applicable, herewith.

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER INTERNATIONAL PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: November 6, 2025

5

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

PCAOB ID Number 100

Independent Auditor’s Report to the Members of VivoPower International PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER INTERNATIONAL PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower International PLC and its subsidiaries (the Company) as of 30 June 2024, and 2023, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended 30 June 2024, and 2023, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2024, and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditors since 2017. In August 2025 we became the predecessor auditors.

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

