Form 20-F
period 2026-06-30
VivoPower PLC
filed 2026-11-02
CIK 1681348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37974

VIVOPOWER PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Suite 4, 7th Floor, 50 Broadway

London, SW1H 0DB,

United Kingdom

(Address of principal executive offices)

Kevin Chin, Chief Executive Officer

Tel: +44-203-667-5158

Suite 4, 7th Floor, 50 Broadway, London, SW1H 0DB, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, nominal value $0.12 per share	VIVO	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report.

Class A Ordinary Shares, nominal value $0.12 per share	30,724,084
Series 1 convertible preference shares, nominal value of $100 per share	296,507

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

ii

Introduction

References in this Annual Report on Form 20-F (the “Annual Report”) to “VivoPower PLC,” “VivoPower,” “we” “our,” “us” and the “Company” refer to VivoPower PLC and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on June 30 of the calendar year.

References to any specific fiscal year refer to the year ended June 30 for 2026 and future periods. For example, we refer to the fiscal year ended June 30, 2026, as “FY26”. References to “Class A Ordinary Shares” or “ordinary shares” are to our Class A ordinary shares of nominal value $0.12 each, which are listed on Nasdaq under the symbol “VIVO”, and, for periods before the redesignation of our ordinary shares approved at our general meeting held on January 30, 2026, to our ordinary shares. Our articles of association also provide for Class B ordinary shares carrying twenty votes per share; no Class B Ordinary Shares have been issued as of the date of this Annual Report.

References to the “Mo i Rana Acquisition” are to our acquisition of the entire issued share capital of VivoPower Norge Infrastructure AS (formerly Cromwell AS) (“VivoPower Norge Infrastructure”), which was completed on May 12, 2026. VivoPower Norge Infrastructure owns Arctic Norge Data I AS (formerly Nordland Data AS) (“Arctic Norge Data”), which operates our data center in Mo i Rana, Norway. VivoPower Norge Infrastructure and Arctic Norge Data changed their names in October 2026. Where this Annual Report refers to events, agreements or filings that predate the name changes, including the Hosting Agreement and the Norwegian tax matter described in Item 3.D, the entities are referred to by their current names, and their former names, Cromwell AS and Nordland Data AS, appear in the underlying documents.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding our revenue, expenses and other results of operations; our plans to convert the Mo i Rana data center from hosting of Bitcoin mining to AI-grade data center infrastructure, including the timing, cost and technical requirements of the conversion;
●	our ability to enter into a definitive lease with an AI tenant for the Mo i Rana data center on commercially acceptable terms;
●	our expectations regarding revenue from our existing hosting agreement during the conversion period;
●	our ability to identify, secure and develop additional powered land and data center sites;
●	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures or in the electric vehicle sector;
●	our ability to attract and retain customers;
●	the growth rates of the markets in which we compete;
●	our liquidity and working capital requirements;
●	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;
●	our ability to pay the deferred cash consideration for the Mo i Rana acquisition when due;
●	our anticipated strategies for growth;
●	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
●	anticipated trends and challenges in our business and in the markets in which we operate;
●	our expectations regarding the demand for electric vehicle conversion kits;
●	our expectations regarding changes in the cost of materials for electric vehicle conversion kits;
●	our expectations regarding the demand for solar power by energy users or investors in projects;
●	changes in Norwegian and other laws and regulations that apply to data centers;
●	our ability to compete in our industry and innovation by our competitors;
●	our ability to develop competitive electric vehicle products and build scalable assembly processes;
●	the extent to which events with a global impact on supply chains, such as pandemics or wars, affect our business, financial condition and results of operations;
●	our expectations regarding our ongoing legal proceedings;
●	our ability to adequately protect our intellectual property; and
●	our plans to pursue strategic acquisitions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information set forth elsewhere in this Annual Report has been derived from, and is qualified in its entirety by reference to, our historical consolidated financial statements for the periods presented. Historical information as of and for the years ended June 30, 2026, 2025, and 2024, is derived from, and is qualified in its entirety by reference to, our consolidated financial statements (the “financial statements”). Unless otherwise indicated, all references to “financial statements” herein refer to our consolidated financial statements. Our financial statements as of and for the years ended June 30, 2026 and 2025 have been audited by WithumSmith+Brown, PC, our independent registered public accounting firm. Our financial statements for the year ended June 30, 2024 were audited by PKF Littlejohn LLP. We have restated the comparative financial information for the year ended June 30, 2025, as described in Note 35 to our financial statements. You should read this information together with our audited financial statements, the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

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

Risks related to our business and operations

We have limited operating history as a standalone data center platform focused on AI infrastructure.

The Group is in the process of transitioning from a diversified sustainable energy solutions company to a Nordic-focused digital infrastructure platform delivering power-secured data centers for artificial intelligence (“AI”) and high-performance computing (“HPC”) workloads. This strategic pivot involves a fundamental change in the Group’s business model, target markets, customer base and operational focus. In May 2026, the Group completed the acquisition of VivoPower Norge Infrastructure AS and its subsidiary Arctic Norge Data I AS (fka Cromwell AS and Nordland Data AS), the entities that own and operate the hydro-powered data center facility located at Mo Industripark in Mo i Rana, Norway (the “Mo i Rana Facility”), for a headline value of US$ 37.7 million (being an upfront cash payment of US$ 20.9 million, 1,507,353 Class A Ordinary Shares issued at US$ 6.80 per share and 1,055,147 warrants, with deferred cash consideration of US$ 5.0 million payable in November 2026 and US$ 5.1 million payable in May 2027) (the “Acquisition”). The acquisition-date fair value of the consideration transferred, as recognized in the Group’s financial statements, was US$ 37.7 million (see Note 14). The Group’s data center operations are currently limited to the Mo i Rana Facility, with 41.5 megawatt (“MW”) of capacity, which is anticipated to be converted from hosting of Bitcoin mining to AI-grade infrastructure. Investors will therefore have limited historical information on which to evaluate the Group’s performance, business model, financial development and ability to execute its strategy as a data center platform. The Group may face challenges in establishing and managing the business within the new strategic direction, including with respect to organization, internal controls, project prioritization, customer acquisition and strategic execution. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. The Group has no established track record of winning, onboarding or retaining hyperscaler or sovereign AI tenants at the rental levels targeted by its business model.

The Group’s business model depends on its ability to develop and commercialize data center projects and operate data center infrastructure. The Group’s project development activities include identifying and securing suitable sites with grid access, developing such sites through zoning, permitting and power connection processes, and seeking to realize value through long-term lease agreements with hyperscalers, sovereign AI customers or colocation operators, or through refinancing of stabilized assets. The Group’s operational activities currently comprise a limited part of the Group’s business, consisting primarily of the Mo i Rana Facility. The risks relevant to these activities differ. Project development activities are primarily exposed to risks relating to site access, land rights, permits, zoning, grid connection and capacity, power availability, construction costs, regulatory requirements and the ability to secure tenants, while operational activities are exposed to risks relating to customers, uptime, technical failures, cyber security and compliance with operational requirements.

Demand for data center capacity and AI infrastructure may be lower than expected. The Group’s business depends on continued and growing demand for data center capacity, particularly from hyperscalers, sovereign AI programs and AI cloud operators. According to McKinsey & Company, under current adoption scenarios, global data center demand could almost triple between 2025 and 2030, from about 82 GW to about 220 GW (McKinsey Global Institute, “Colocation data centers: The infrastructure race behind AI,” June 30, 2026. However, demand may be affected by macroeconomic developments, changes in AI investment cycles, technological developments that reduce compute requirements, increased competition from other data center developers, regulatory developments, energy price volatility, or customers choosing to develop their own facilities rather than leasing powered shell capacity. If demand for data center projects or AI infrastructure capacity is lower than expected, the Group may be unable to commercialize its projects or secure tenants on the terms or within the timeframe anticipated. This may result in delayed projects, lower valuations, reduced revenues or reduced ability to attract commercial partners, which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We face competition in the markets, industries and business segments in which we operate, which could adversely affect our business, operating results, financial condition and future prospects.

We face competition in each of the business segments and jurisdictions in which we operate particularly in the rapidly evolving market for data center development and AI infrastructure. We compete with established Nordic data center operators such as Green Mountain, Lefdal Mine Data center and AQ Compute, as well as global developers and sovereign-backed infrastructure funds, for access to grid-connected sites, power capacity, construction resources, tenants and financing. Several of the Group’s competitors have substantially greater financial resources, larger scale, longer operating track records and technical capabilities than the Group. In addition, hyperscalers may choose to develop their own data center facilities rather than leasing powered shell capacity from third-party developers. The market is also experiencing increased competition as new entrants, including energy companies, real estate developers and infrastructure funds, seek to enter the data center market in response to growing demand for AI compute capacity. If we are unable to compete effectively, or if competitive dynamics result in lower rental levels, reduced occupancy or increased development costs, this could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

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

Our current operational exposure is concentrated in one facility and a limited number of revenue sources.

The Group’s current operational activities are concentrated in a single facility at Mo i Rana, Norway, with 41.5 MW of operating capacity. The facility currently generates revenue from Bitcoin mining hosting and a 30% share of the compute power under a Hosting and Maintenance Services Agreement dated May 21,2024 between our subsidiary Arctic Norge Data I AS (formerly Nordland Data AS) and Corner Norway AS (the “Hosting Agreement”). The Hosting Agreement has a term of 36 months from the deployment date (the date the equipment was fully deployed), which the Group expects to expire in or around July 2027 and contains no option to renew.

The Group is in the process of converting this facility from hosting of Bitcoin mining to AI-grade data center capacity. The Group has conducted a competitive request for proposal (“RFP”) process to identify and select an AI tenant for the Mo i Rana Facility. As at the date of this Annual Report, the Group is no longer pursuing a lease with the tenant previously announced as preferred and is finalizing terms with another prospective tenant. No binding tenant agreement has been concluded and no assurance can be given that those discussions will result in a binding agreement. If this conversion is not completed and a replacement AI tenant agreement is not executed before the Hosting Agreement expires, or if the conversion is completed but the new tenant does not commence paying rent before the Hosting Agreement terminates, the Group will face a period without revenue from its sole operational facility. Even if an AI tenant is secured, there may be a lag between the expiry of the Hosting Agreement and the commencement of revenue from the new arrangement. Any loss of the current revenue stream before a replacement tenant is secured, any delay in the conversion process, any failure to secure an AI tenant on acceptable terms, any operational disruption at the facility, or any revenue gap during the transition period could have a disproportionate impact on the Group’s revenue and financial position. Since the Group currently has limited operational diversification, adverse developments relating to this single facility or its key commercial relationships could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

The conversion of the Mo i Rana facility from hosting of Bitcoin mining to AI infrastructure involves significant execution risk.

Our near-term value creation strategy depends on the successful conversion of our 41.5 MW operational facility in Mo i Rana from hosting of Bitcoin mining to AI-grade data center infrastructure. The conversion requires substantial capital expenditure for infrastructure upgrades to meet the power density, cooling, redundancy and connectivity requirements of AI workloads. The conversion process may face delays, cost overruns, technical challenges or supply chain bottlenecks. In addition, the converted facility may not meet the technical specifications required by prospective AI tenants, and we may not be able to secure a tenant on commercially acceptable terms. We are no longer pursuing a lease with the tenant we announced as preferred on June 29, 2026, and are finalizing terms with another prospective tenant. No definitive lease has been signed, and we cannot assure you that one will be concluded. During the conversion period, revenue from hosting of Bitcoin mining may be reduced or eliminated before AI leasing revenue is generated, which could affect our cash flow during the transition period. We cannot assure you that the conversion will be completed on the anticipated timeline, within budget, or at all. Any delay, cost overrun or failure in the conversion process could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

LIAN Group’s position as a significant shareholder, deferred consideration creditor and warrant holder gives rise to potential conflicts of interest.

In connection with the Mo i Rana Acquisition, which completed on May 12, 2026, VivoPower issued 1,507,353 Class A Ordinary Shares to LIAN Group at a price of US$ 6.80 per share. LIAN Group was also issued a warrant over 1,055,147 ordinary shares, which it exercised on a cashless basis on 17 June 2026 for 1,054,963 ordinary shares. As a result, LIAN Group holds 2,562,316 Class A Ordinary Shares, representing approximately 8.3% of the Company’s issued share capital as of June 30, 2026.

Although the acquisition of Cromwell AS has completed, LIAN Group remains a significant shareholder and a creditor of the Group in respect of outstanding deferred cash consideration of US$ 5.0 million due on or around November 2026 and US$ 5.2 million due on or around May 2027. This combination of roles, as a shareholder, and a deferred consideration creditor creates potential conflicts between LIAN Group’s interests and those of other shareholders of the Company. Any of the foregoing could have a material adverse effect on the governance of the Group and the interests of minority shareholders.

We depend on third-party delivery partners to build powered shells.

Our business model involves outsourcing the construction of powered shell data centers to specialist engineering, procurement and construction (“EPC”) firms and other delivery partners, including CTS Group and Jones Engineering. At Mo i Rana, we have engaged Øijord & Aanes Entreprenørforretning AS to deliver the conversion site works, and we have conducted a tender review process for the mechanical and electrical fit-out, which has not yet been awarded. Our execution strategy and project delivery timelines depend on the performance, capacity, financial position and continued availability of these third parties. CTS Group, our preferred construction partner, has been selected to design and construct powered shell facilities for our projects. If our delivery partners fail to perform, experience capacity constraints, delay their deliveries, increase their pricing, or are unable to provide services on acceptable terms, our project construction may be delayed or cost overruns may occur, which could affect our ability to commercialize projects as planned. Our reliance on a limited number of preferred delivery partners also creates concentration risk. Any such circumstances could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may be adversely affected by rapid technological change in the AI and data center industry.

The AI and data center industry is characterized by rapid technological evolution, including changes in GPU architectures, cooling requirements, power density specifications, rack configurations and networking protocols. We seek to mitigate technology obsolescence risk by providing infrastructure rather than compute capacity, with tenants responsible for installing and maintaining their own IT equipment. However, our powered shell designs must be compatible with current and anticipated hardware specifications, including with respect to power density (currently targeting 50-100+ kW per rack for AI workloads), liquid cooling infrastructure, redundancy levels and fiber connectivity. Changes in these requirements could require us to modify its facility designs or make additional capital investments, particularly at the Mo i Rana facility where the conversion from hosting of Bitcoin mining infrastructure to AI-grade specifications must be completed. Our design specifications for AI workloads have not yet been contractually confirmed. Furthermore, breakthroughs in AI efficiency that materially reduce compute requirements, or the emergence of alternative computing paradigms such as edge computing or optical processing, could reduce overall demand for large-scale AI data centers. If we are unable to adapt our infrastructure offerings to evolving technological requirements, this could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our inability to protect our intellectual property and trade secrets could adversely affect our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Any failure to protect our proprietary rights adequately could result in our competitors using our know-how, designs or brand, or offering similar data center infrastructure solutions more quickly than anticipated. This could cause us to lose some of our competitive advantage and reduce our revenue, which would adversely affect our business prospects, financial condition and results of operations. Our success depends, at least in part, on our ability to protect our proprietary technology, know-how, project designs and brand. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the jurisdictions in which we operate, as well as license agreements, confidentiality provisions and other contractual arrangements, to protect our proprietary rights. We cannot be certain that our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain that our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed upon third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others’ intellectual property rights. Any claim we violated a third party’s intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management’s attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

Our brand and reputation are key assets of our business, and if our brand or reputation is damaged, our business and results of operations could be materially adversely affected.

If we fail to deliver our data center projects, including the conversion of our Mo i Rana facility, within planned timelines, budgets and contracted obligations, or if our facilities and services do not perform as anticipated, or if we materially damage any of our customers’ or counterparties’ property, or cancel projects, our brand name and reputation could be significantly impaired. The same risk applies to the products and services of Tembo, our subsidiary, including its battery-electric conversion kits and electric vehicle products. If customers, prospective tenants, lenders, investors or other counterparties have or develop a less favorable view of our brand or reputation, for the reasons stated above or for any other reason, it could materially adversely affect our business, results of operations and financial condition.

The planned carve out via a reverse merger of Tembo with a special purpose acquisition company is subject to certain outstanding regulatory approvals from the SEC, which could affect the timing of completion and, if not obtained, could adversely affect the Group’s business, financial condition, results of operations and prospects.

The Group’s subsidiary Tembo has entered into a Business Combination Agreement for a business combination with Cactus Acquisition Corp. 1 Limited (“CCTS”), a special purpose acquisition company. Upon completion of the transaction, Tembo will become a separately listed entity trading on Nasdaq, and the Group will retain a minority holding of the shares in the combined entity.

A registration statement on Form F-4 has been filed confidentially with the U.S. Securities and Exchange Commission (the “SEC”). The SEC has issued comments on the filing with final SEC approval pending. If the SEC issues additional comments, or if the SEC does not declare the Form F-4 effective in a timely manner, further rounds of comments may be required, or the SEC may request material amendments to the registration statement. Until the Form F-4 is declared effective by the SEC, the shareholder meeting of CCTS to approve the transaction cannot be scheduled or held. The timetable for the transaction has already been extended beyond our original expectations, principally due to delays on the part of CCTS’s independent auditors, who are based in Israel and whose team members were affected by the regional conflict, and further delays may occur.

Any delay in obtaining SEC effectiveness, or any failure to obtain it, could adversely affect our ability to realize value from its investment in Tembo, Tembo’s ability to secure additional financing, and the execution of the Group’s strategy. If the transaction does not complete, we will be required to explore alternative strategies to support Tembo’s growth and meet its operational and financial objectives, which may include raising equity or debt financing, or seeking alternative strategic partners, which may not be available on acceptable terms or at all.

In addition, for so long as the transaction has not completed, Tembo continues to be consolidated within the Group’s financial statements, and Tembo’s liabilities, losses and cash requirements will continue to affect the Group’s consolidated financial condition. Furthermore, factors such as market sentiment, regulatory developments and legal exposures relating to the business combination may influence the Company’s share price, potentially leading to volatility or a reduction in share value.

Following the Tembo de-SPAC, Tembo will operate as a separately listed entity with its own board of directors, management team and strategic priorities. As a result, the Group’s ability to direct Tembo’s business and operations will be materially reduced compared to its current position as Tembo’s parent company. The expected benefits of the business combination may not be realized, and the Group’s business, operations or financial results could be adversely affected.

Our minority stake in Tembo following the de-SPAC transaction involves significant risks, and the resulting minority position will limit the Group’s ability to control or influence Tembo’s business.

In connection with the Tembo de-SPAC, we will retain a minority holding of the shares in the new listed entity. At this ownership level, we will not hold a controlling interest in Tembo and will be unable to control or direct Tembo’s management appointments, capital allocation or financial decisions. Tembo’s board of directors and management team will be responsible for the day-to-day management and strategic direction of Tembo, and their decisions may not align with our interests or strategic priorities. As a minority shareholder, we may be unable to prevent Tembo from taking actions that we consider detrimental to its interests, including the issuance of additional shares (which would dilute our stake), the incurrence of indebtedness, changes in business strategy, entry into related-party transactions, or distributions to shareholders. Our ability to protect its investment will depend on applicable law and the governance arrangements in place following the Tembo de-SPAC, and such arrangements may not provide the Group with sufficient protective rights. Any of the foregoing could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Sanctions and anti-money laundering risks associated with our hosting of Bitcoin mining operations.

The Group currently hosts a Bitcoin mining facility at Mo i Rana, Norway, which is expected to continue generating revenue from Bitcoin mining during the transition period prior to conversion. In hosting Bitcoin mining, the facility participates in mining pools where pool participants are identified only by blockchain wallet addresses, and the identity of the underlying beneficial owner is not disclosed to other pool participants. As a result, the Group may unknowingly participate in mining pools with entities or individuals designated as Specially Designated Nationals (“SDNs”) or otherwise subject to sanctions administered by the U.S. Office of Foreign Assets Control (“OFAC”), the UK Office of Financial Sanctions Implementation (“OFSI”), the European Union or other applicable authorities.

Although the Group does not believe that its mining pool participation gives rise to a direct transactional relationship with individual pool participants, sanctions regulators, including OFAC, have taken expansive views of sanctions enforcement and could assert jurisdiction on the basis of strict liability, without requiring knowledge or intent on the part of the counterparty. The Group’s current compliance procedures may be insufficient to identify or prevent all potential sanctions exposures, and new sanctions rules or regulatory guidance could increase the Group’s compliance burden or exposure.

Any finding that we have violated applicable sanctions laws could result in significant fines, reputational damage, restrictions on the Group’s ability to operate in certain jurisdictions, and potential secondary sanctions consequences. This risk is expected to diminish materially following the completion of the conversion of the Mo i Rana facility to AI/HPC colocation and the cessation of hosting of Bitcoin mining operations.

The Group may not maintain adequate insurance coverage for its operations, assets and directors and officers

The Group operates data center infrastructure in Norway, holds significant contractual commitments and financial obligations (including under the power hedging arrangements and the the deferred consideration payable under the Mo i Rana Acquisition), and is in the process of developing new data center facilities across multiple jurisdictions. Adequate insurance coverage against operational risks, property damage, business interruption, environmental liability, and directors’ and officers’ (“D&O”) liability is an important element of the Group’s risk management. The Group’s current insurance arrangements reflect its existing operational profile as a Bitcoin mining hosting business. A number of insurance lines that will become necessary as the Group converts the Mo i Rana Facility to AI-grade infrastructure and develops its broader project portfolio are not yet in place, and the Group will need to put these in place as its activities evolve.

As at the date of this filing, the Group is working with its insurance brokers to expand its coverage across (i) D&O liability; (ii) cyber insurance; (iii) business interruption beyond fire-related disruption; and (iv) environmental or pollution liability insurance, in each case to reflect the increased activity and scale of the Group as it converts the Mo i Rana Facility to AI-grade infrastructure and develops its broader project portfolio. Until that expanded coverage is in place, the Group remains exposed to uninsured or underinsured losses in the event of a cyber incident, broader business interruption, incident, or personal liability claim against directors and officers. Any such uninsured loss could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Risks related to the Group’s project development.

Our business depends on the successful development and commercialization of a project portfolio that includes those that are at an early stage, and delays or failures may have a disproportionate effect on the Group.

The Group’s business and expected value creation are dependent on the successful origination, development and commercialization of its project portfolio, which currently comprises one operational site (Mo i Rana) and a pipeline of projects across multiple jurisdictions. Several of the Group’s key pipeline projects are in early stages of development and subject to significant conditions, including land acquisition, zoning approvals, grid capacity reservations, environmental permits, power availability, commercial interest and timing. Because the Group currently has a relatively limited operational portfolio, delays, cost increases, disputes or failure to progress one or more key projects could have a disproportionate impact on the Group’s financial position, growth trajectory and value creation. There is a risk that the Group will be unable to mature its existing projects in line with current plans or replace delayed or discontinued projects with new opportunities on acceptable terms. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We may not be able to identify, secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms.

Our project development activities depend on our ability to identify and secure suitable sites for data center development that satisfy requirements including access to sufficient land, grid connection capacity, renewable power sources, fiber connectivity, favorable zoning status, technical feasibility and commercially acceptable terms. Grid access is among the most critical inputs in the AI data center value chain, and competition for grid-connected sites in preferred locations, such as the Nordics, is intense. Grid connection lead times vary widely by market and can be significantly shorter in the Nordics than in congested European hubs. According to Ember, new data centers in established European hubs such as Frankfurt, London, Amsterdam, Paris and Dublin wait an average of seven to ten years to connect to the grid (Ember, “Grids for data centres in Europe”). However, we may be unable to secure grid capacity on the timescales or on the commercial terms we assume. Grid allocation criteria may become more stringent over time, and queues for grid capacity may be extensive. If we are unable to secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms, this would severely restrict the growth of our project portfolio and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Project costs may increase materially, and projects may not remain commercially viable.

The commercial viability of the Group’s projects depends on a number of assumptions, including land costs, build costs, construction timelines (targeting 12-15 months site delivery), financing availability and expected rental levels from tenants. These assumptions may prove incorrect.

Construction and development costs are subject to a number of factors outside the Group’s control, including inflation in labor and materials costs, contractor availability, and changes in applicable building standards or environmental regulations. Key power equipment, such as high-voltage transformers, power distribution units and specialist cooling systems have resulted in significant procurement delays and cost increases in recent years, and such constraints may persist or worsen due to global demand driven by accelerating global data center construction activity, and the Group may be unable to procure the necessary equipment on the timescales or at the costs assumed in its project models.

Grid connection costs, technical requirements and regulatory compliance costs may increase materially during the development phase. The Group’s capital recycling model assumes a development value uplift target of approximately 5x, but actual project economics may differ significantly from these targets. If costs increase, timelines are extended or project specifications must be changed, a project may become less attractive or unviable, which could lead to project cancellations, write-downs or reduced margins, with a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

The Group may not be able to secure tenants for its data center facilities on acceptable terms.

The Group’s business model is predicated on securing long-term lease agreements (10-15 years) with hyperscalers, sovereign AI customers or colocation operators for its powered shell data center facilities. The Group’s ability to commercialise its projects depends on its ability to attract and retain such tenants on commercially acceptable terms. The Group may not be able to secure tenants for its current or future facilities, and tenants may not be willing to enter into lease agreements on the terms or at the rental levels assumed in the Group’s business model. The Group is currently in discussions with AI operators for the Mo i Rana facility, but no binding lease agreement has been signed, and the conversion of the facility to AI compute, and the value of our investment in the Mo i Rana Acquisition, depend substantially on our entering into such a lease. If the Group is unable to secure tenants at the expected time, rental level or terms, this could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Under applicable insolvency legislation, including Norwegian law, a tenant that commences insolvency or debt restructuring proceedings may be able to remain in occupation of the Group’s facility while restructuring its obligations, or may disclaim the lease, delaying the Group from terminating the lease and re-letting the facility to a replacement tenant. Given that Mo i Rana currently represents the Group’s sole operational facility, any such delay in re-letting or loss of rental income could have a disproportionate impact on the Group’s operational cash flow and its financial condition generally.

Our pipeline spans multiple jurisdictions, exposing it to diverse regulatory, political and operational risks.

The Group’s project pipeline spans multiple jurisdictions, each with its own regulatory framework, permitting requirements, grid connection rules, land ownership restrictions and tax regimes. Developing and operating projects in these jurisdictions may depend on obtaining and maintaining appropriate licenses, permits and local partnerships. Many of these jurisdictions have complex administrative procedures, long approval cycles and shifting regulatory or authority practices. The development of data center projects in these jurisdictions may be affected by changes in laws, regulations, political priorities, energy policy, security requirements or public sentiment regarding data center energy consumption. In the UAE, local ownership rules may restrict foreign ownership of land and certain business activities, and the Group’s ability to develop and operate projects in the UAE may be subject to change, and the availability of competitively priced power (targeted at <5c/kWh wholesale) remains subject to final contract and regulatory approval. In the Nordic markets, political and regulatory focus on data center energy consumption, sustainability requirements and grid capacity allocation may result in more restrictive permitting conditions, moratoriums on grid connections or priority allocation to other industries. For example, certain Norwegian municipalities have introduced requirements for municipal approval of large-scale data center developments, and similar regulatory developments may occur in Finland and Denmark. The Group’s ability to develop projects across multiple jurisdictions requires significant management attention and resources, and the Group may face challenges in navigating diverse regulatory environments with a relatively small organization. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Our data center operations may be disrupted by technical failures, cyber incidents or security breaches, which could result in service interruptions, contractual claims and reputational harm.

Operational disruptions, cyber incidents or security breaches may adversely affect the Group’s operating activities. The Group’s current operational activities are limited to the Mo i Rana facility, which is currently undergoing conversion from hosting of Bitcoin mining to AI infrastructure. The facility’s existing infrastructure was originally designed for Bitcoin mining workloads, which have materially different redundancy, cooling and uptime requirements compared to AI/HPC colocation. The conversion requires significant upgrades to power density, cooling systems, fire suppression, physical security and network connectivity to meet the specifications required by AI tenants, who typically demand uptime levels of 99.99% or above and may impose significant financial penalties for service interruptions. During and after the conversion, the Group may experience outages or disruptions caused by power failures, cooling failures, mechanical breakdowns, fire, flooding, human error, software glitches, cyberattacks, sabotage or failure of telecom providers. The Mo i Rana facility’s location in northern Norway also presents specific operational considerations, including exposure to extreme weather conditions, reliance on a limited number of regional grid connections, and logistics constraints for hardware delivery and specialist equipment. Any failure to maintain adequate operational resilience could result in service interruptions, contractual claims, customer terminations, increased costs, reputational harm or rejection by prospective tenants, any of which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Our operations are dependent on reliable and affordable power supply.

Our data center operations and development activities are fundamentally dependent on access to reliable, affordable and scalable power supply. Our business model targets access to low-cost renewable power, with a target wholesale power price below US$0.05 per kWh in Nordic markets, which we believe provides a competitive advantage relative to data center markets with higher energy costs. However, power may not remain available at these price levels. Power prices in the Nordics and our other target markets are subject to seasonal variations, weather conditions, hydrological balances, carbon pricing, regulatory changes and broader European energy market dynamics. The Mo i Rana facility currently benefits from favorable power pricing in northern Norway (NO4 price area), but changes in transmission capacity between price areas, the introduction of power export tariffs, increased local industrial users or data center operators, or regulatory changes affecting power allocation could adversely affect our access to competitively priced power. In particular, effective July 1, 2026, Finland moved electricity used in data centers from the reduced electricity tax category II (0.05 euro cents per kWh) to the general category I (2.24 euro cents per kWh), an increase of 2.19 euro cents per kWh. This materially affects the power cost economics of our Finnish pipeline described in Item 4. We are not aware of any transitional or grandfathering provision for sites in development before that date. The Finnish government has previously stated that it intended to introduce a compensation scheme, but we are not aware of any such scheme being in force, and we cannot assure you that one will be introduced or that we would qualify. In addition, our pipeline projects in other jurisdictions may be subject to different power market structures, tariff regimes, grid transmission fees or regulatory changes. Any material increase in power costs, reduction in power availability or disruption to power supply could reduce the commercial viability of our projects, increase our operating costs or make our facilities less competitive relative to alternative markets, with a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our operating and development activities may be subject to uncertainty relating to building, zoning and use permits.

The use of existing buildings and premises for data center operations, and the development of new data center sites, may depend on zoning, building permits, use permits, environmental approvals and other administrative authorizations. Municipal authorities may change zoning plans, delay permit approvals, or impose onerous conditions. Recent legal developments have clarified that data centers may not be developed under certain existing zoning categories, which may limit the number of sites available for development. Several European jurisdictions have imposed temporary moratoriums or restrictions on new data center connections, and similar restrictions could be introduced in the Nordic markets in the future. Furthermore, data centers are subject to increasing environmental regulation, including ESG requirements, heat reuse obligations, water consumption limits, sustainability reporting and climate-related impacts. New laws, regulations or administrative practices may require the Group to make additional investments, change the design or operation of its facilities, or delay project execution to comply with environmental requirements. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

The Group is subject to data protection, cybersecurity and digital resilience requirements

The Group operates data center infrastructure that may be classified as critical infrastructure or essential services under applicable national security and digital resilience frameworks. As the Group’s facilities are designed to host AI workloads for hyperscalers, sovereign AI programs and other operators processing potentially sensitive data, the Group may become subject to enhanced regulatory requirements relating to data sovereignty, security clearance, ownership restrictions and operational resilience. In Norway, data centers hosting certain categories of data may be subject to requirements under the Norwegian Security Act (Sikkerhetsloven) and related regulations, which could impose obligations regarding ownership structures, personnel vetting, physical security and reporting to national authorities. The EU’s NIS2 Directive and the Digital Operational Resilience Act (DORA) may also impose additional cybersecurity and incident reporting obligations on the Group or its tenants. The Group processes personal data relating to employees, contractors and business contacts and is subject to the EU General Data Protection Regulation (GDPR) and applicable national implementations. Any failure to comply with applicable data protection, cybersecurity or critical infrastructure requirements, or any material cyber incident, data breach or systems failure, could result in regulatory scrutiny, fines, claims, restrictions on operations, loss of tenant confidence and reputational damage, which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We are exposed to supply chain concentration risk in respect of critical hardware and equipment.

The successful conversion and operation of our data center facilities for AI workloads depends on the availability of high-performance computing hardware and data center infrastructure equipment. Our powered shell business model does not require us to purchase or provide GPUs. However, prospective AI tenants require assurance of GPU availability before entering into long-term lease commitments. The global market for advanced AI GPUs, particularly NVIDIA A100, H100 and successor architectures, is characterized by demand that materially exceeds available supply, long delivery lead times and high market concentration. If our prospective tenants are unable to secure GPU allocation from hardware manufacturers or cloud providers, they may delay or cancel their leasing commitments.

We do depend on critical data center infrastructure equipment, such as transformers, diesel generators, chillers, liquid cooling components, switchgear and networking equipment, which faces extended manufacturing lead times and global supply chain bottlenecks. Any delay in procuring this equipment could delay site construction, extend conversion timelines or increase project costs, affecting our ability to deliver facilities to tenants’ specifications within the anticipated timelines, at competitive pricing or at all. Our reliance on a limited number of equipment suppliers creates supply chain concentration risk. Any supply constraint, allocation prioritization in favor of larger customers, vendor pricing changes, export control restrictions or geopolitical disruption affecting the supply of critical equipment or our tenants’ hardware could delay project execution, increase our capital costs or make our facilities less competitive relative to well-capitalized alternatives. Any such circumstances could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Financial risks

The Group has limited financial history in its new strategic direction and its revenues may be unstable and difficult to predict.

The Group has limited financial history in its new strategic direction, and its revenues may be unstable and difficult to predict. The Group is undergoing a fundamental strategic transition, shifting its operational focus from electric utility vehicles, solar development and custom electrical engineering toward operating as a Nordic-focused data center infrastructure platform, while retaining a strategic minority stake in Tembo in connection with the Tembo de-SPAC. The Group’s historical financial results, which reflect its historical activities in electric vehicles and solar development, are not indicative of its future performance as a data center platform.

On an unaudited pro forma basis, VivoPower Norge Infrastructure (formerly Cromwell AS) and Arctic Norge Data I AS (formerly Nordland Data AS), taken together, had revenue of US$23.6 million, EBITDA of US$6.0 million and net income of US$2.6 million for the year ended December 31, 2025, derived primarily from hosting bitcoin mining operations at the Mo i Rana facility. These figures are derived from the entities’ Norwegian GAAP accounts, adjusted to IFRS and then for pro forma adjustments that add mining and profit-share revenue earned under the hosting arrangement, transfer net power hedge costs and reverse related-party recharges. Before the pro forma adjustments, on an IFRS basis, they had revenue of US$11.4 million, EBITDA of US$2.6 million and a net loss of US$0.8 million. EBITDA is a non-IFRS measure, reconciled to net income in [Item 5]. These results reflect performance before the Mo i Rana Acquisition and before the conversion of the facility to AI/HPC colocation began. They do not reflect the future revenue profile of the facility following conversion, and you should not place undue reliance on them as a guide to future performance.

Revenue from the Group’s data center leasing activities will be dependent on the successful conversion of the Mo i Rana facility and the development and leasing of pipeline projects, the timing and terms of which are uncertain. Revenue from Tembo will be subject to Tembo’s operational and financial performance as a separately listed entity, over which the Group will have limited control as a minority shareholder. There may be periods during which the Group incurs significant operating expenses, project development costs and capital expenditure without corresponding revenue from its new strategic direction. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We require additional financing to execute our strategy to operate and grow our business and additional requisite funding may not be available to us when we need or want it.

Our operations and our future plans for expansion, including the conversion of the Mo i Rana facility to AI-grade data center infrastructure, could require significant operating expenditures and capital expenditures to realize the growth potential of our data center, electric vehicle and sustainable energy solutions businesses. In addition, we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. As a result, we require a combination of additional financing options in order to execute our strategy and meet the operating cash flow requirements necessary to operate and grow our business. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. The Company is pursuing a combination of strategic measures, including raising sufficient capital over the next 12 months, further reducing its cash burn rate, negotiating payment plans with key creditors and lenders, and generating sufficient revenues and cash flows from its expanded range of products and solutions. However, we may not be able to obtain additional or requisite funding on favorable terms when required, or at all, or negotiate favorable payment plans with key creditors and lenders or execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition, and our results of operations.

Our capital recycling model may not perform as anticipated

Our growth strategy is predicated on a repeatable capital recycling flywheel, whereby stabilized data center assets are refinanced with long-term, low-cost debt, releasing capital for reinvestment into subsequent developments. The Group targets a development refinancing cycle of 18-24 months and a cash-on-cash return of approximately 5x upon refinancing. However, this model depends on multiple assumptions, including the ability to secure long-term lease agreements with creditworthy tenants, complete construction within budget and timeline, obtain refinancing at assumed loan-to-value ratios, and maintain asset valuations at projected levels. If any of these assumptions prove incorrect, or if market conditions for data center debt financing deteriorate, the Group may be unable to refinance its assets on favorable terms or at all, and its ability to recycle capital into new projects may be materially impaired. Any failure of the capital recycling model to perform as anticipated could require the Group to seek additional equity financing, slow its development pipeline or reduce its growth targets, any of which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

If we continue to experience losses and we are not able to raise additional financing to grow the revenue streams of the Company to become profit making, or generate cash through sales of assets, we may not have sufficient liquidity to sustain our operations and to continue as a going concern.

We incurred losses of $47.9 million, $17.5 million and $46.7 million for the years ended June 30, 2026, 2025 (restated) and 2024, respectively. If we are unable to generate sufficient revenue from the operation of our businesses, or if we are unable to reduce our expenses sufficiently, we may continue to experience substantial losses.

Our consolidated financial statements are prepared on a going concern basis. Our directors have assessed our ability to continue as a going concern and have concluded that we have adequate resources to continue in operational existence for at least twelve months from the reporting date of our consolidated financial statements, and that no material uncertainty exists in relation to going concern. This assessment depends on our ability to meet our obligations as they fall due, including the timely collection of our subscription receivables and the settlement of our remaining liabilities. If losses continue, and if we are unable to raise additional financing on sufficiently attractive terms, renegotiate with our creditors and lenders on favorable terms, or generate cash through asset sales, we may not have sufficient liquidity to sustain our operations or meet our financial obligations, and we may not be able to continue as a going concern.

We are exposed to interest rate risk and currency exchange rate risk.

Our project financing arrangements are expected to involve variable rate debt, exposing the Group to changes in interest rates. An increase in interest rates would increase the Group’s debt service costs and could reduce the net cash flows generated by its projects. Higher interest rates could also affect asset valuations and capitalization rates in the real estate and infrastructure sectors, including data center operators and investors, which could reduce demand for the Group’s projects or the rental levels achievable. The Group’s project development activities are conducted in multiple currencies, including NOK, EUR, USD, AED or other currencies. The Group’s reporting currency is USD, and fluctuations in exchange rates could affect the Group’s reported costs, the value of its project portfolio and its financial results. The Group may not enter into derivative financial instruments to manage currency or interest rate risk, and the effectiveness of any future hedging arrangements may be limited. Adverse currency or interest rate movements could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Our development costs and project rights may be subject to impairment or write-down.

We incur significant cost in connection with the development of our projects, including costs related to land acquisition, site evaluation, permitting, grid connection applications, concept design, engineering studies and legal structuring. These development costs are capitalized or recognized as project assets in accordance with applicable accounting standards. If a project fails to progress, if key assumptions regarding grid availability, zoning, permitting or market demand prove incorrect, or if the Group decides not to proceed with a project, the Group may be required to write down or impair the carrying value of the relevant development costs or project rights. Furthermore, the carrying value of the Group’s operational assets, including the Mo i Rana facility, is based on assumptions regarding future cash flows from AI leasing that have not yet been contractually secured. Any material impairment charge or write-down of project assets or operational assets could adversely affect the Group’s financial condition and results of operations. The valuation of the Group’s project pipeline is inherently uncertain and depends on assumptions regarding future market conditions, project progress and realization opportunities, which may prove to be incorrect.

Inflationary pressures and global economic downturns may adversely affect our project economics and demand for data center capacity.

Our project development activities are exposed to inflationary pressures, including increases in the cost of land, construction materials, grid connection fees, professional services and labor costs. Data center construction costs are particularly sensitive to inflation in key inputs such as copper, steel, concrete, electrical components and specialist engineering labor, all of which have experienced significant price increases in recent years due to global supply chain disruptions and increased demand from the data center sector. A sustained increase in construction costs or equipment pricing could compress project development margins, reduce the targeted unit site ROE of 5x and the expected cash-on-cash return of approximately 4x upon refinancing, potentially rendering certain projects economically unviable. In addition, a global economic downturn or volatility in financial markets could reduce tenant demand for data center capacity, cause prospective tenants to delay capital commitments, reduce the willingness of colocation operators and investors to enter into long-term lease commitments, reduce the availability of financing, or result in adverse movements in interest rates, exchange rates or asset valuations. Any such circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We may be exposed to tax risks and changes in tax regulation.

We are subject to prevailing tax laws and regulations in the jurisdictions in which it operates, including with respect to corporate income tax, property tax, value added tax, transfer pricing, custom duties and withholding taxes. The Group’s operational structure involves cross-border transactions, intra-group financing and development of land rights and data center assets across multiple jurisdictions, which may give rise to complex tax questions relating to transfer pricing, permanent establishments and tax treaty benefits. Tax laws, regulations and their interpretation may change, and tax authorities may challenge the Group’s tax positions or the characterization of its transactions. In particular, the tax treatment of the Group’s capital recycling model, including the tax consequences of asset refinancing and distribution of excess cash, may be subject to scrutiny. If the Group’s tax positions are challenged or if applicable tax rules change in a manner that is adverse to the Group, this could result in increased tax liabilities, fines or interest, with a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

We face audit and financial reporting risks during a period of auditor transition and strategic change.

We are in a period of auditor transition. On August 26, 2025, our Audit Committee approved the dismissal of PKF Littlejohn LLP as our independent registered public accounting firm, and approved the engagement of Withum as our independent registered public accounting firm. In May 2026, we appointed Menzies LLP as our UK statutory auditor. Withum’s audit of our consolidated financial statements as of and for the year ended June 30, 2026 includes VivoPower Norge Infrastructure AS (formerly Cromwell AS) and its subsidiary Arctic Norge Data I AS (formerly Nordland Data AS) from the May 12, 2026 acquisition date. Separately, MSPC performed a one-time audit, in accordance with US generally accepted auditing standards (US GAAS), of the pre-acquisition financial statements of VivoPower Norge Infrastructure AS and Arctic Norge Data I AS, which were prepared under Norwegian GAAP with a reconciliation to IFRS, for inclusion in our SEC filings in respect of the acquisition.

Any delay in completing these audit and assurance processes, any material audit finding, any qualification or emphasis of matter in audit reports, or any disagreement between the Group and its current or former auditors regarding accounting treatment or financial presentation could delay the publication of financial statements, disrupt financial reporting, reduce investor confidence or lead to volatility in the market price of the Company’s shares, which could have a material adverse effect on the Group’s business, financial condition and prospects.

We have deferred cash payment obligations in connection with the acquisition of VivoPower Norge Infrastructure AS.

In connection with the acquisition of VivoPower Norge Infrastructure AS (formerly Cromwell AS), which completed on May 12, 2026, the Group is obligated to make deferred cash payments to the sellers totaling US$ 10.25 million, comprising US$ 5.0 million due on November 12, 2026 and US$ 5.25 million due on May 12, 2027. Up to US$ 2.0 million is subject to retention in respect of indemnity claims under the sale and purchase agreement. Other than the retention, these obligations are not contingent on the financial performance of VivoPower Norge Infrastructure AS or the progress of the Mo i Rana conversion. In light of the Norwegian tax matter described below, the Group may seek to withhold or escrow part of these amounts against indemnity claims. The sellers may dispute any such withholding, which could give rise to a dispute with LIAN Group, a significant shareholder of the Company.

The deferred payments fall due within twelve months of 30 June 2026 and will coincide with the period in which the Group is deploying capital into the conversion of the Mo i Rana facility and the development of pipeline projects. The Group’s ability to meet these obligations in full and on time depends on raising additional capital and maintaining adequate liquidity. Any delay or shortfall in capital raising, or any unexpected increase in operating or development costs, could impair the Group’s ability to pay when due.

Failure to make the deferred payments in accordance with the sale and purchase agreement could result in claims by the sellers, disputes regarding the acquisition, reputational damage, or default consequences under the acquisition agreement or other financing arrangements, with potential enforcement against Group assets, including the share and asset pledges granted under the agreement. Any of these circumstances could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

Arctic Norge Data I AS is subject to a Norwegian tax audit relating to periods before our acquisition, and we may not be able to recover any resulting liability from the seller.

Arctic Norge Data I AS (formerly Nordland Data AS), a subsidiary of VivoPower Norge Infrastructure AS (formerly Cromwell AS), is the subject of a VAT and corporate income tax audit by the Norwegian Tax Administration (Skatteetaten) that commenced in August 2025, before our acquisition, and relates to periods from 2021 to February 2025. As of the date of this Annual Report, the Group has not received an assessment and is unable to estimate the amount, if any, of additional tax, interest or penalties that may result. The outcome is uncertain and could result in assessments of additional tax, interest and penalties, which may be material, could divert management attention and could affect the operation of the Mo i Rana facility.

We may seek to recover any resulting liability from the seller under the warranty and indemnity provisions of the sale and purchase agreement. However, there can be no assurance that we will recover any amount from the seller, in full or at all, or that we will be entitled to withhold or set off any amount against the deferred consideration. Any dispute with the seller, which is part of LIAN Group, a significant shareholder of the Company, could be costly and time-consuming and could adversely affect our relationship with LIAN Group. Any of these matters could have a material adverse effect on our business, financial condition and results of operations.

A significant part of the subscription proceeds under our Regulation S placement remains unpaid, and we may not collect it.

Under our Regulation S placement, a consortium led by Ceres Holding Limited (the “Ceres consortium”) committed to subscribe for 10.0 million Class A Ordinary Shares at US$6.05 per share, a total of US$60.5 million. Till the filing of this report, the Ceres consortium has settled US$8.12 million of this amount, and 2,189,471 Class A Ordinary Shares have been issued to the Ceres consortium to date. As at 30 June 2026, US$59.3 million of the US$60.5 million remains unpaid. Payment of the balance has been delayed as a result of the conflict in the Middle East, where the Ceres consortium is based, and the timing of payment depends on the subscribers’ ability and willingness to pay. The receivable is unsecured. If the Ceres consortium fails to pay all or part of the amount when due, we may be unable to fund our planned activities, including the deferred consideration for the Mo i Rana Acquisition, and we may be required to recognize an expected credit loss. Enforcing the subscription commitment may be costly, time-consuming and uncertain, particularly as the subscribers are located outside the United Kingdom and the United States.

Our operational and financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

Demand for data center capacity and AI infrastructure may be lower than expected. Our business depends on continued and growing demand for data center capacity, particularly from AI workloads. However, demand for AI data center capacity could be affected by technological developments that reduce compute requirements, increased competition from other data center developers, regulatory developments, energy price volatility, or customers choosing alternative infrastructure models. If demand for data center projects or AI infrastructure capacity is lower than expected, we may be unable to commercialize our projects or secure tenants on the terms or within the timeframes anticipated, resulting in lower revenues, project write-downs or reduced ability to attract commercial partners, which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

In order to facilitate the growth of our Tembo EUV utility vehicle (“EUV”) battery-electric conversion kits for off-road and ruggedized or customized on-road applications, Tembo PUV public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines, Tembo EVP Electric Vehicle Products (“EVP”), which includes Tembo’s first fully-electrified road ready light pickup truck, the Tembo Tusker, and related services, and Tembo SES an extensive portfolio of EV charging solutions for home and commercial applications strategy, we may need to make material investments of both an operational expenditure and a capital expenditure nature.

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

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and to increase production capacity by expanding our current manufacturing facilities and adding future facilities. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may focus on short-term financial results. Accordingly, the trading price of our Class A ordinary shares could decline substantially, either suddenly or overtime.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The AI data center industry changes rapidly. Tenant requirements are evolving, including higher power densities, liquid cooling, redundancy, connectivity and security specifications, and changes in GPU architectures and AI workloads can make existing facility designs less suitable. Our ability to remain competitive will depend on our ability to design, convert and deliver facilities that meet these requirements on a timely and cost-effective basis. We cannot be certain that the Mo i Rana facility, once converted, or any other facility we develop, will meet the specifications that prospective tenants require or achieve market acceptance. Any failure to meet tenant requirements could result in the loss of prospective tenants or lower occupancy and rental rates, which could have a material adverse effect on our business, financial condition or results of operations.

Our Tembo electric vehicle business is also subject to changing customer requirements and technologies. Customers in the markets Tembo serves may require new battery, powertrain and conversion specifications, and Tembo’s ability to remain competitive depends on its ability to develop products that meet those requirements on a cost-effective basis. We cannot be certain that Tembo will successfully develop, source or market new or enhanced products, and any resulting loss of customers could have a material adverse effect on our business, financial condition or results of operations.

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

In connection with our products and services, we may provide various system warranties and/or performance guarantees. While we generally are able to pass through manufacturer warranties we receive from our suppliers to our customers, in some circumstances, our warranty period may exceed the manufacturer’s warranty period, or the manufacturer warranties may not otherwise fully compensate for losses associated with customer claims pursuant to a warranty or performance guarantee we provided. For example, most manufacturer warranties exclude many losses that may result from a system component’s failure or defect, such as the cost of de-installation, re-installation, shipping, personal injury, property damage, and other losses. In addition, in the event we seek recourse through manufacturer warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers. These risks are exacerbated in the event such manufacturers cease operations or fail to honor their warranties.

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

We plan to expand in the commercial electric vehicle market, providing electric utility vehicles (“EUV”) with a key focus initially on servicing EUV customers in the mining, infrastructure, government services, humanitarian, tourism, and utilities sectors. As we look to develop these opportunities, monetize our pipeline and secure firm orders, we will incur increased operational expenditure and capital expenditure that may impact on our profitability and cash flows.

We will continue to be engaged in product innovation with Tembo as we look to introduce new products, including EUV conversion kits with a longer range and/or greater payload capacity. To the extent that such innovation does not successfully meet regulatory requirements, quality and safety standards and/or customer expectations more generally, future sales could be impaired.

Following the acquisition of Tembo, we signed distribution agreements with a number of partners in North America, Australia, the Middle East, Africa, Southeast Asia and Europe to sell EUV battery-electric conversion kits for off-road and ruggedized or customized on-road applications, PUVbattery-electric conversion kits for Jeepneys in the Philippines, Electric Vehicle Products (Tembo Tusker), and Tembo SES. If Tembo is not able to meet the technical specifications, quality and safety standards of our customers and partners, then this will have a material adverse effect on Tembo’s brand, reputation, revenue and future prospects. Furthermore, if Tembo is unable to fulfill product delivery volumes in accordance with timelines agreed with our customers and partners, this could have a material adverse effect on future sales, operating results and the financial condition of the business.

Following the planned reverse merger of Tembo with a special purpose acquisition company and independent listing on NASDAQ (de-SPAC), Tembo will become a separately listed entity, providing it with direct access to capital markets to fund its growth and operational needs. This structure is expected to enhance its ability to scale independently while allowing VivoPower to focus on strategic oversight as a shareholder. If the planned reverse merger of Tembo does not occur, VivoPower will need to explore alternative strategies, such as raising additional capital or restructuring operations, to support Tembo’s growth and meet its operational and financial objectives.

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

Risks Related to Our Legacy Digital Asset Activities and Strategic Investments

We discontinued our digital asset treasury strategy in 2026, but remain exposed to its consequences.

In 2025 we announced a digital asset treasury strategy focused on XRP. In February 2026 we announced that we will not acquire digital assets on our balance sheet and will focus on our data center infrastructure business. Our earlier statements, financing arrangements and share issuances relating to the former strategy may continue to attract scrutiny from investors, regulators and other third parties, and could result in claims, investigations or reputational harm. The change of strategy may also reduce investor interest in our shares and make future financings harder. A significant part of the subscription proceeds from the Ceres consortium remains unpaid, and we may not receive it. See “Risks related to raising of capital and financing.”

Our investments in a listed Korean company and an unlisted private company are subject to valuation, liquidity, currency and governance risks, and a decline in their value could adversely affect our results.

At June 30, 2026, we held equity investments measured at fair value through profit or loss with a total carrying amount of US$7.4 million, comprising a 16.67% holding in a company listed on the KOSDAQ market (US$3.0 million) and a minority holding in an unlisted private company (US$4.4 million). We do not control either investee, have no board representation in either, and have limited ability to influence their strategy, financing or dividend policy. Changes in fair value are recognized in our profit or loss, so declines in value would directly reduce our reported results.

The KOSDAQ-listed shares are held through the Korea Securities Depository and were subject to a one-year lock-up from the listing date, so we may be unable to sell them when we wish to. Their price may be volatile, the trading market may be thin, and the shares are denominated in Korean won, so currency movements affect their US dollar value. We may be unable to sell the stake at a favorable price, or at all.

There is no public market for the shares in the unlisted company, and any transfer may be subject to the investee’s approval process and other contractual restrictions. We may therefore be unable to sell them when we wish to, or at all. Their fair value is determined using recent transaction evidence and other market information, rests on unobservable inputs and judgments, and may change materially. The value of the unlisted company also depends on its business and on the price and regulatory treatment of digital assets, none of which we control.

Regulatory developments affecting digital assets could adversely affect our remaining investments.

The legal and regulatory treatment of digital assets, including whether XRP or related instruments are securities, is uncertain and continues to change. Although we no longer hold digital assets directly, adverse regulatory, enforcement or market developments could reduce the value of Ripple Labs and our shares in it or limit our ability to realize that value.

Risks related to raising of capital and financing

We may not be able to generate sufficient cash flow to service all our indebtedness, any additional debt we may incur and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness or any additional debt we may incur, which may not be successful.

For the audited year ended June 30, 2026, debt obligations amounted to $39.0 million compared to June 30, 2025, where we had an aggregate of $29.2 million in debt obligations. The balance as of June 30, 2026, included shareholder loan worth US$28.7 million and lease liabilities of US$10.3 million. The shareholder loan has been paid off and settled post balance date through cash payments as well as debt to equity swaps. Our ability to make scheduled payments on or to refinance our debt obligations and to fund our ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us in an amount or on terms sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell material assets, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

We are targeting significant growth, principally through the conversion of the Mo i Rana facility to AI-grade data center infrastructure and the development of additional data center sites. We believe this growth is supported by demand for AI data center capacity in our key geographic markets. Our Tembo electric vehicle business is also pursuing growth. Managing this growth will require us to expand our management, financial, operational and technical resources, to fund the associated capital expenditure, and to deliver projects on time and within budget, and we may not be able to do so.

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

We require working capital, equity capital and credit facilities to fund our operations, the conversion of the Mo i Rana facility to AI-grade data center infrastructure, the development of additional data center sites and our other obligations. We expect to fund the conversion largely through project finance debt, and we may also require additional equity financing. Without access to sufficient and appropriate financing, or if financing is not available at desirable rates or on terms we deem appropriate, we would be unable to grow our business and may be unable to meet our obligations as they fall due. Our ability to obtain financing in the future depends on investors’, banks’ and other financing sources’ continued confidence in our business model and in the data center industry as a whole. In addition, regulatory changes in financial services markets in the jurisdictions in which we operate can affect the availability of financing, through capital availability in the market and the appetite of the market for certain industries, risks or businesses. Changes to our business, the business of our lenders, or the financing market in a region or as a whole could result in us being unable to obtain new financing or maintain existing financing.

To date, we have obtained financing for our business from a limited number of financial parties and investors. If any of them decided not to continue financing our business or to materially change the terms on which they are willing to provide financing, we could be required to identify new financing partners and negotiate new financing documentation. This process could be lengthy and could require us to delay the conversion of Mo i Rana or the development of other projects until new financing arrangements are in place. There can be no assurance that the terms offered by a new financing partner would compare favorably with those available from our current partners. In any such case, our borrowing costs could increase, which could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company whose material assets consist of our holdings in our subsidiaries, upon whom we are dependent for distributions.

We are the holding company of the Group and do not ourselves conduct significant operating or development activities. Our principal operating subsidiary for our data center business is VivoPower Norge Data I AS, its subsidiary Arctic Norge Data I AS holds the Mo i Rana facility. We are therefore dependent on receiving dividends, group contributions and other distributions from our subsidiaries in order to meet our obligations and to fund our activities. The payment of dividends or other distributions by our subsidiaries to us may be restricted by applicable laws, including corporate and tax law requirements in the relevant jurisdictions (particularly Norway), the financial position and distributable reserves of the relevant subsidiaries, and covenants in existing or future debt financing agreements. Any inability of our subsidiaries to upstream sufficient funds could impair our ability to service our obligations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Tembo is currently working towards a business combination with Nasdaq-listed Cactus Acquisition Corp. 1 Limited (CCTS). This process involves significant risks and uncertainties that could adversely affect our business, financial condition, results of operations, and prospects. There is no guarantee that we will be able to consummate this transaction.

In August 2024, Tembo executed a definitive Business Combination Agreement (“BCA”) with CCTS. Should this merger be consummated, it will result in Tembo becoming a separately listed company on the Nasdaq Global Market Exchange. Though the transaction was expected to close in the first quarter of calendar year 2027, the business combination is subject to regulatory and shareholder approvals, compliance with applicable laws and jurisdictions, and prevailing economic and market conditions, and there is no assurance that the transaction will be completed within the timeframe or at all.

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

Risks related to ownership of our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares is highly volatile and likely to continue to be so, presenting litigation risks.

The trading price of our Class A Ordinary Shares has been highly volatile and will likely continue to be subject to wide fluctuations in response to various factors, most of which are beyond our control. Our Class A Ordinary Shares have experienced an intra-day trading high of $6.86 per share and a low of $1.20 per share during the year ended June 30, 2026.

The stock market in general, and the market for technology-oriented companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Furthermore, short sellers and activists may seek to sensationalize selected news about companies, including ours, so as to influence supply and demand for the Class A Ordinary Shares, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact our stock price.

Following periods of volatility in our share price and the market generally, there is a risk that securities class action litigation may be filed against us. While we would defend any such actions vigorously, any judgment against us or any future shareholder litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may issue additional securities in the future, which may result in dilution to our shareholders and may depress our share price.

We are not restricted from issuing additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares. Because we anticipate we will need to raise additional capital to operate and/or expand our business, we expect to conduct equity offerings in the future.

There is no limit on the number of Class A Ordinary Shares we may issue under our articles of association. However, the directors’ authority to allot Class A Ordinary Shares is limited to the extent authorized by the shareholders of the Company. On January 30, 2026, our shareholders passed an ordinary resolution generally and unconditionally authorizing the directors, in accordance with section 551 of the Companies Act 2006, to exercise all powers of the Company to allot shares and to grant rights to subscribe for, or convert any security into, shares in the Company up to an aggregate nominal amount of US$116,400,000. This authority will expire on January 30, 2031, unless renewed, varied or revoked. The Company may make offers or agreements before expiry that would or might require shares to be allotted or rights to be granted after expiry, and the directors may act on such offers or agreements as if the authority had not expired. Shareholders also passed a special resolution, subject to the passing of the allotment resolution, disapplying the statutory pre-emption rights in section 561(1) of the Companies Act 2006 in respect of any allotment made under that authority, in accordance with section 570 of the Companies Act 2006. As a result, we may allot shares under this authority for cash without first offering them to existing shareholders pro rata to their holdings. To the extent we conduct additional equity offerings, additional Class A Ordinary Shares will be issued, which may result in dilution to our shareholders. The Class A Ordinary Shares underlying our securities may be eligible for public resale in the future, either pursuant to registration or an exemption from registration. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Class A Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our Company.

Future sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale of additional shares. Furthermore, the market price of our Class A Ordinary Shares could drop significantly if our executive officers, directors, or certain large shareholders sell their shares, or are perceived by the market as intending to sell them.

Our Series 1 convertible preference shares rank senior to our Class A Ordinary Shares, accrue payment-in-kind dividends and may result in substantial dilution, and our dual-class share structure concentrates voting power.

During FY26 we issued 296,507 Series 1 convertible preference shares at US$100 per share. The convertible preference shares rank senior to our Class A Ordinary Shares as to dividends and the return of capital on a winding up, carry a cumulative payment-in-kind dividend of 6% per annum and are convertible into Class A Ordinary Shares at a conversion price of US$6.80 per share, together with additional shares in respect of accrued dividends. On full conversion of the convertible preference shares outstanding at the date of this Annual Report, we would issue approximately 4,360,397 Class A Ordinary Shares, before shares issuable in respect of accrued dividends, representing approximately 14.2% of our outstanding Class A Ordinary Shares. Conversion, and the issue of further shares in respect of accrued dividends, would dilute holders of our Class A Ordinary Shares and could adversely affect their market price.

Our Articles of Association, adopted on January 30, 2026, provide for Class B Ordinary Shares carrying twenty votes per share. No ordinary shares have been redesignated as Class B Ordinary Shares and no Class B Ordinary Shares exist or have been issued. If Class B Ordinary Shares were issued in the future, their holders could hold a disproportionate share of the total voting power, which could limit the ability of holders of our Class A Ordinary Shares to influence corporate matters, including the election of directors and significant corporate transactions, and could discourage a change of control that other shareholders may consider beneficial.

A small number of shareholders hold a significant percentage of our shares and may be able to exert significant influence over us.

As of June 30, 2026, TAG International DMCC held approximately 21.2% of our outstanding Class A Ordinary Shares and was our largest shareholder, and LIAN Group and entities associated with Kevin Chin also held significant interests (see Item 7.A). TAG International DMCC has also provided loans to the Company and has agreed to provide funding to Tembo. Significant shareholders may be able to exert influence over matters requiring shareholder approval, and their interests may differ from those of other shareholders. The sale, or the perception of a possible sale, of a substantial number of our shares by any of these shareholders could adversely affect the market price of our Class A Ordinary Shares.

We do not intend to pay any dividends on our Class A Ordinary Shares at this time.

We have not paid any cash dividends on our Class A Ordinary Shares to date. The payment of cash dividends on our Class A Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the applicable laws and regulations of England and Wales and will be within the discretion of our board of directors (the “Board”). It is the present intention of our Board to retain all earnings, if any, for use in our business operations and, accordingly, our Board does not anticipate declaring any dividends on our Class A Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Class A Ordinary Shares will result solely from the appreciation of such shares.

We cannot assure you that our Class A Ordinary Shares will always trade in an active and liquid public market. In addition, at times trading in our Class A Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our Class A Ordinary Shares may have a negative effect on our ability to raise capital on attractive terms or at all and may have a material adverse effect on our operations.

The market price of our Class A Ordinary Shares may be influenced by many factors, many of which are beyond our control, including those described above in “Risks related to our business and operations.” As a result of these and other factors, investors in our Class A Ordinary Shares may not be able to resell their shares at or above the price they paid for such shares or at all. The market price of our Class A Ordinary Shares has frequently been highly volatile and has fluctuated in a wide range. The liquidity of our Class A Ordinary Shares as reflected in daily trading volume on Nasdaq has usually been low.

During FY26 we did not receive any notice of deficiency from Nasdaq, and as of the date of this Annual Report we are in compliance with the continued listing requirements of The Nasdaq Capital Market and have no open Nasdaq deficiency matters. We have, however, received deficiency notices in prior years, relating to the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (in October 2022 and November 2024) and the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) (in January 2025), each of which was resolved.

There can be no assurance that the Company will be able to maintain compliance with Nasdaq’s continued listing requirements or that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq, such appeal would be successful.

Low liquidity, high volatility, declines in our stock price or potential delisting of our Class A Ordinary Shares may have a material adverse effect on our ability to raise capital on attractive terms or at all and a material adverse effect on our operations.

As a foreign private issuer whose shares are listed on Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the Board, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Class A Ordinary Shares at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Class A Ordinary Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable U.K. corporate and securities laws, which do not require shareholder approval for such dilutive events.

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

The Group has existing indebtedness, including an outstanding shareholder loan from AWN; AWN is simultaneously a shareholder and the Group’s largest external creditor, creating a potential conflict of interest.

At June 30, 2026, the Group owed approximately US$28.7 million to AWN Holdings Limited (“AWN”), an affiliate of Arowana & Co. (“Arowana”), making AWN the Group’s largest external creditor as well as a shareholder. After the balance sheet date, the principal was settled through a combination of cash and issuance of CPS. Arowana was founded and is led by Kevin Chin, our Chief Executive Officer and Chairman, who controls approximately 14.3% of our issued Class A Ordinary Shares through associated entities. AWN’s interests as a creditor and as an equity holder may diverge from those of our other shareholders. This may affect the terms on which we raise future financing, and the decisions we make on corporate matters. The equity issued in the settlement dilutes existing shareholders and may increase the influence of Mr.Chin and his affiliates. Our remaining debt arrangements may contain covenants, security and repayment obligations that restrict our flexibility. A breach or an inability to service our debt could lead to acceleration, enforcement over our assets and cross-defaults. We still owe AWN accrued interest worth US$19.1 million.

AWN Holdings Limited (together with its affiliates and subsidiaries, “AWN”) owned approximately 2.9% of our outstanding Class A Ordinary Shares as at June 30, 2026. AWN is an affiliate of Arowana & Co., which is led by Kevin Chin, our Chief Executive Officer and Chairman. Mr. Chin controls approximately 14.3% of our issued Class A Ordinary Shares through AWN and his other associated entities as at June 30, 2026. AWN’s shareholding alone is limited. However, Mr. Chin’s aggregate interest, combined with his executive and board roles, may give him significant influence over the election of directors and other matters requiring shareholder approval. This could delay, defer or prevent a change of control or other business combination that other shareholders may view favorably.

AWN has also been the Group’s principal lender. In November 2024, the Directors agreed the Amended and Extended Loan Agreement described in this Report. Under it, principal, accrued interest and accounts payable of approximately US$20.6 million were extended to January 1, 2026 in consideration for the issue of 1.2 million warrants. The Directors weighed the need to maintain a workable relationship with the Group’s principal funder against the resulting dilution to other shareholders. At June 30, 2026, approximately US$29 million was owed to AWN. After the balance sheet date, the principal was settled through a combination of cash and equity swaps. While the loan was outstanding, AWN held customary rights of a secured first-ranking lender in the event of a covenant breach or default, and the exercise of those rights could have adversely affected our share price. AWN’s interests as a lender, shareholder and affiliate of Mr. Chin may differ from those of our other shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of our Class A Ordinary Shares are governed by English law, including the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Under the Companies Act 2006, before shares are allotted or rights to subscribe for shares are granted, our directors must have the relevant shareholder authority to allot the shares, and shareholders must disapply pre-emption rights where required. This authority is not required for awards made under an “employees’ share scheme”, but awards to non-employees are not made under such a scheme.

Risks related to climate, economic and geopolitical factors

We face risks related to natural disasters, health epidemics, and other catastrophes, which could significantly disrupt our operations or compromise our business continuity.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, extreme temperatures, power loss, communications failures, explosions, terrorist attacks as well as epidemics and pandemics, including but not limited to outbreaks of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (“COVID-19”) and other similar public health emergencies.

General economic conditions, including levels of inflation and official interest rates in different jurisdictions in which we operate, could adversely impact demand for our solutions, products and services.

Elevated geopolitical instability and economic volatility around the world may have a significant adverse effect on economic activity and VivoPower’s businesses, which are global by nature.

Furthermore, with increasing general cost inflation pressures, to the extent that we are unable to fully pass on any increases in input costs including materials and labor, this will adversely affect our profit margins, cash flows and ultimately our business, results of operations and financial condition.

Changes in market interest rates in the countries in which we operate, and in global financial markets, may have a material adverse impact on our business. Higher interest rates would increase our borrowing costs, including the cost of the project finance we expect to use to fund the conversion of the Mo i Rana facility, and could reduce the availability of financing for us and our tenants. Tenants and investors may also apply higher discount rates in their decision making, which could reduce demand for our facilities and the value of our assets. Volatility in rates and currency exchange rates between the U.S. dollar, the Norwegian krone and other currencies may further affect our costs and returns. To the extent we are unable to mitigate these risks, there could be a material adverse effect on our business, results of operations and financial condition.

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

Our growth and profitability depend on demand for, and the prices of, our data center capacity and related services, which are affected by the cost and availability of electricity, the cost of equipment and construction, and the demand for AI infrastructure. Our Tembo electric vehicle business also depends on the cost of conversion kit components. If we experience negative macroeconomic or microeconomic conditions, our business, results of operations and financial condition may be materially adversely affected.

Our operations span multiple markets and jurisdictions, exposing us to numerous legal, political, operational, foreign currency exchange and other risks that could negatively affect our operations and profitability.

With operations in the United States, Norway, the United Kingdom, Europe, the Philippines, the United Arab Emirates and Australia, as well as partners and customers in Africa, Southeast Asia, South Asia and China we are exposed to various financial, political and economic factors. Our customers and suppliers are also located in various countries across the world. We are subject to regulation in all of the jurisdictions in which we operate. Compliance with a variety of laws may require additional costs for sufficient controlling mechanisms or legal advice. Difficulties with enforcement of agreements and receivables in foreign legal systems may result in loss of revenue, depreciation, and lower cash flows. Changes in regulatory requirements may cause, among other things, expensive production reorganizations. Decision-making processes may become more complex, requiring more management resources. Trade wars, imposition of tariffs and export controls caused by geopolitical developments may impede supply chains and customer deliveries.

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

We operate data center infrastructure that may be classified as critical infrastructure or essential services under applicable national security and digital resilience frameworks. As the Group expands its data center activities and leases space to sovereign entities, hyperscalers and other operators processing potentially sensitive data, the Group may become subject to enhanced regulatory requirements relating to data sovereignty, security clearance, ownership restrictions, facility access control and operational resilience. In Norway, facilities processing sensitive data may be subject to requirements under the Norwegian Security Act (Sikkerhetsloven) and related regulations, which could impose obligations regarding ownership structures, personnel vetting, physical security and operational reporting. In the EU, digital resilience frameworks such as the Digital Operational Resilience Act (DORA) may also impose additional cybersecurity and incident reporting obligations on the Group or its tenants. The Group processes personal data relating to employees, contractor personnel, commercial counterparties and site visitors, subjecting it to general data protection laws, including the EU General Data Protection Regulation (GDPR) and applicable national implementations. Any failure to comply with applicable data protection, cybersecurity or critical infrastructure requirements, or any material security breach, could result in administrative fines, regulatory investigations, third-party claims, restrictions on operations, loss of tenant confidence and reputational damage, which could have a material adverse effect on the Group’s business, financial condition, results of operations, cash flows and prospects.

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

The EU General Data Protection Regulation (the “GDPR”) has applied since May 2018 and governs the collection and use of personal data in the European Union. It also applies in Norway through the EEA Agreement. The United Kingdom has a corresponding regime, the UK GDPR and the Data Protection Act 2018. These laws are wide-ranging and impose requirements relating to the consent of the individuals to whom personal data relates, the information provided to them, the security and confidentiality of personal data, data breach notification and the use of third-party processors. They also restrict the transfer of personal data out of the EU and the UK, including to the United States, and provide for significant penalties for non-compliance. Under the GDPR, fines can reach €20 million or 4% of annual worldwide turnover, whichever is greater. While we have taken steps to comply, including reviewing our security procedures and entering into data processing agreements with relevant contractors, we cannot assure you that our efforts to remain in compliance will be fully successful.

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

We have restated our previously issued consolidated financial statements, which may adversely affect investor confidence, our share price and our ability to raise capital, and may expose us to litigation or regulatory action.

As described in Note 35 to our consolidated financial statements, we have restated our consolidated financial statements as of and for the year ended June 30, 2025. The restatement, and the material weaknesses in our internal control over financial reporting described above, may cause investors to lose confidence in our reported financial information, may adversely affect the trading price of our Class A Ordinary Shares and may make it more difficult or costly for us to raise capital. We have incurred, and expect to continue to incur significant professional fees and management time in connection with the restatement and the related remediation. We may also become subject to shareholder claims, regulatory inquiries or investigations by the SEC or Nasdaq arising from the restatement, which could result in costs, penalties or other adverse consequences. Any further restatement or failure to file our periodic reports on a timely basis could result in the loss of eligibility to use short-form registration statements, which would impair our ability to access the capital markets.

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

In connection with the preparation of our consolidated financial statements included in this report, we used certain estimates and assumptions, which are more fully described in Notes 2 and 3 of the consolidated financial statements. The estimates and assumptions we use in the preparation of our consolidated financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our stock price to decline.

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

Risks related to regulations and governance

Changes in Norwegian regulation of data centers, including proposed restrictions on crypto-mining data centers, could adversely affect the Mo i Rana Data Center.

Data centers in Norway are subject to registration and security requirements under the Norwegian Electronic Communications Act and the regulations on data center operations that came into force on January 1, 2025, and to planning, grid-connection and electricity tax rules. On March 12, 2026, the Norwegian Parliament (Storting) adopted a resolution asking the Government to propose a ban on the establishment of new data centers for crypto-mining, and the Government has indicated that it will assess the use of a state planning provision under the Planning and Building Act. The scope and timing of any such measures, and whether they would affect existing facilities or hosting arrangements, are uncertain. The Mo i Rana Data Center currently generates revenue from hosting arrangements with a digital asset mining customer. Any ban, restriction, change in the electricity tax treatment of data centers, or failure to maintain our registration or comply with notification requirements could require us to terminate or restructure those arrangements earlier than planned, delay the approval of additional capacity, increase our costs or subject us to sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

We are a “foreign private issuer” under the rules and regulations of the SEC. As a result, we are not subject to all of the disclosure requirements applicable to U.S.-based issuers. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose disclosure and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S.-based public companies. As a result, there may be less publicly available information concerning our Company than there is for U.S.-based public companies. Furthermore, although since March 18, 2026 our directors and officers have been subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act as a result of the Holding Foreign Insiders Accountable Act, they remain exempt from the “short-swing” profit recovery provisions of Section 16(b) and the short-sale restrictions of Section 16(c) of the Exchange Act, and our principal shareholders that are not directors or officers are not subject to Section 16.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended June 30, 2026, and we do not expect to be a PFIC for our current taxable year ending June 30, 2027. However, the determination of whether we are a currently, or may become in the future, a PFIC, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Because that factual determination is made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years.

If we are a PFIC, U.S. holders of our Class A Ordinary Shares would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our Class A Ordinary Shares may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the Class A Ordinary Shares if we are classified as a PFIC, provided that such U.S. investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Class A Ordinary Shares. For more information related to classification as a PFIC, see Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.

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

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this report.

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

Tembo supplier disputes. Tembo disputes invoices of approximately £140,000 from BMS Design for a vehicle development project, and the matter remains under negotiation. Podium Engineering S.r.l. claimed EUR 192,500 in unpaid fees before the Tribunal of Aosta, Italy. A European Order for Payment of EUR 213,049 was issued in November 2024, Tembo opposed it in March 2025, and the parties agreed a settlement of EUR 150,000. NMW Groep B.V. and J.M. Hebels Holding B.V. brought proceedings against Tembo E-LV B.V. and VivoPower PLC, which guaranteed Tembo’s obligations, over the lease of premises in Eindhoven. On July 2, 2026, the court dismissed a significant portion of the claims and awarded EUR 44,046 in total, including statutory interest and legal costs, which was paid after year end. ComplianceQuest Inc. claimed US$200,891 in unpaid software fees, and the matter settled for US$75,000 and was dismissed.

In May 2026, VivoPower International Services Limited (“VISL”) settled a claim by Workato over unpaid software invoices for US$42,500, payable in five monthly instalments from June 18, 2026 to October 19, 2026, with a mutual release and no admission of liability. In October 2025, we settled a dispute with Accès Industriel Mining, Inc. over electric vehicle conversion equipment, without admission of liability. Total payments were US$557,229, and the final payment was made on July 2, 2026.

In FY24, HMRC cancelled the VAT registrations of VivoPower PLC, on the basis that its VAT claim had no merit, and of VISL, due to outstanding payments. Both have lodged appeals. In April 2026, VISL agreed a payment arrangement with HMRC for outstanding PAYE and VAT of approximately £1.21 million, including interest. It paid £127,555.77 in March 2026 and agreed to monthly payments of approximately £48,400 from May 2026, with the final payment due in May 2028. In August 2025, the Norwegian Tax Administration began an audit of Nordland Data AS (now Arctic Norge Data I AS) covering VAT and corporate income tax from January 2022 to February 2025. The audit is ongoing, and no adverse findings, proposed adjustments, liabilities or penalties have been assessed to date.

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

We are may become subject to the U.K. failure to prevent fraud offence introduced under the Economic Crime and Corporate Transparency Act 2023. Under this legislation, a large organization may be held criminally liable where an employee or agent commits certain fraud offences for the benefit of the organization or persons to whom the organization provides services, unless the organization can demonstrate that it had reasonable procedures in place to prevent fraud. If we fail to comply with these requirements, we could be subject to criminal penalties and other sanctions, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

Our business depends on the experience, industry knowledge and commercial relationships of its management team and key employees, including within data center development, power procurement, engineering, project financing and commercial leasing. Key members of the management team possess specialized expertise that is critical to the Group’s strategy. The Group currently has approximately 14 full-time employees across five global offices. As the Group’s project portfolio expands, its success will depend on its ability to attract, recruit, integrate and retain additional qualified personnel across data center development, power procurement, energy markets, data center engineering, project management and commercial structuring. There is a risk that we will be unable to retain key personnel or attract and integrate new employees on a timely basis or on acceptable terms. Any failure to build organizational capacity in line with our growth could delay project development, reduce execution capacity or weaken our ability to identify and realize new opportunities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a small executive team operating across multiple time zones, and the loss of one or more key individuals could materially impair our ability to execute time-sensitive transactions, manage relationships with counterparties, or maintain effective internal controls.

The industries we operate in are characterized by strong competition for personnel. Moreover, our growth plans may necessitate us to hire additional personnel in the future. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised. In addition, talented employees may choose to leave the Company because of competing companies offering better remuneration packages or they prefer to embrace a different lifestyle. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain the employees that we need to achieve our business objectives.

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

VivoPower became a B Corporation in April 2018 and recertified in 2021. In 2022, B Lab UK recognized us in its Best for the World program for Governance. In June 2026, we recertified as a Certified B Corporation, extending our B Corp status to 2028.

On November 5, 2020, the Company completed the acquisition of 51% of Tembo e-LV B. V. and its subsidiaries: Tembo 4x4 B.V. and FD 4x4 Center B.V. (“Tembo”) for a total consideration of €4.0 million. On February 2, 2021, the Company acquired the remaining 49% of Tembo e-LV for €1.8 million cash consideration and €0.2 million of Class A Ordinary Shares. The primary business activity of Tembo is assembly of ruggedized electric vehicles and related products, suitable for use in off-road and ruggedized environments, including mining, infrastructure, utilities, government services, humanitarian, tourism and agriculture sectors. Tembo’s capabilities are an important element of VivoPower’s sustainable energy solutions strategy and offering.

On June 30, 2021, the Company acquired the remaining 50% interest in its joint venture, Caret, from the other joint venture partner, Innovative Solar Systems, LLC (“ISS”), for $1. The primary business activity of Caret is the development of utility scale solar farms in the U.S.

On July 1, 2022 the Company disposed of the business and assets of J.A. Martin except its solar division and the business and assets of Non-Destructive Testing Services in a sale to ARA Group Limited (ARA).

On July 2, 2024, the Company disposed of the business and assets of Kenshaw Electrical, its critical power services business in Australia, in a further sale to ARA Electrical Engineering Services Pty Limited.

In January 2025, VivoPower was named a 2025 Real Leaders Top Impact Company, recognizing its leadership in sustainable business practices and positive social and environmental contributions. This recognition related to our sustainable business practices at that time, when our offerings included electric vehicle, battery storage and microgrid solutions.

In May 2025, we announced a digital asset and decentralized finance strategy with a primary focus on XRP, under which we intended to allocate a portion of our treasury assets to digital assets. The strategy was intended to provide diversification and yield on our treasury holdings and to support our ability to raise capital. In February 2026, we announced that we would not acquire digital assets on our balance sheet and that we would focus on our data center infrastructure business. We discontinued the strategy and do not hold digital assets directly.

Concurrently with the launch of our digital asset strategy, on May 28, 2025 we entered into a Regulation S subscription agreement with a consortium led by Ceres Holding Limited, an entity associated with HRH Prince Abdulaziz bin Turki bin Talal Al Saud, Chairman of Eleventh Holding Company, for 20.0 million Class A Ordinary Shares at US$6.05 per share, a total of US$121.0 million, in two tranches of US$60.5 million each. The first tranche is recognized in our financial statements as a subscription receivable.

In January 2026, the Company acquired 41,810 shares in a privately held company at US$118.712 per share, for an aggregate cost of US$5.0 million. In April 2026, 882 of these shares were sold pursuant to a buyback offered by the investee at US$300 per share, generating proceeds of US$264,600. The remaining 40,928 shares are subject to completion of executed sale agreements with Korean-based partners of the Company. In connection with these proposed transactions, the Company made a payment of US$4,352,863 towards a proposed investment in a company listed on the KOSDAQ market.

Tembo e-LV BV entered into a convertible note arrangement in connection with a proposed strategic investment in EnduroCo Pty Ltd, an Australian electric vehicle technology company. Under the arrangement, Tembo e-LV BV agreed to subscribe for unsecured convertible notes with an aggregate principal amount of A$16.0 million, bearing interest at 5% per annum. The notes provide Tembo with a right, at its discretion, to convert the amounts advanced into an equity interest in EnduroCo in accordance with the terms of the related share purchase agreement. Upon exercise of the conversion right and completion of the initial purchase, Tembo would acquire a controlling interest in EnduroCo. As of June 30, 2026, US$1.12 million had been advanced under the convertible note arrangement. The amount represents an advance under the financing and proposed investment arrangement.

On 6 January 2026, the Company entered into a share purchase agreement to acquire 100% of the shares in VivoPower Norge Infrastructure AS (fka Cromwell AS), together with its operating subsidiary Arctic Norge Data I AS (fka Nordland Data AS). The acquired group owns and operates an energized 41.5 MW data-center facility in Mo i Rana, Norway, powered by 100% renewable hydroelectric energy. The acquisition completed on 12 May 2026 following receipt of the required approvals. The acquisition supports the Group’s strategic expansion into powered-land and digital-infrastructure activities and adds an operational, recurring cash generating data-center business to the Group.

On 16 March 2026, the Company changed its registered name from VivoPower International PLC to VivoPower PLC. The change of name did not result in any change to the legal entity or its operations. The Company’s Nasdaq ticker symbol was also changed from VVPR to VIVO.

During the year, our shareholders authorized the directors to allot shares up to an aggregate nominal amount of US$116,400,000 (equivalent to 970 million Class A Ordinary Shares)

Corporate and Other Information

Company Information

Advisors

Company Registrars	Legal Advisers
Computershare Inc. 250 Royall Street Canton, MA, USA 02021 Correspondence address: Computershare Inc. P.O. Box 505000 Louisville, KY, USA 40233	UK counsel: Shoosmiths LLP 1 New Change London, UK, EC4M 9DQ US counsel: Rimon P.C. Quay Quarter Tower Level 2 50 Bridge Street Sydney, NSW 2000 Australia

Independent Auditors	Principal Bankers

WithumSmith+Brown, PC (independent registered public accounting firm; PCAOB ID 100)
Princeton, NJ – Corporate Headquarters

506 Carnegie Center #400 Princeton, New Jersey 08540

Menzies LLP (UK statutory auditor)
5th Floor, Hodge House, 114 - 116 St Mary Street, Cardiff, UK

Revolut Ltd 7 Westferry Circus Canary Wharf London, UK E14 4HD

Company Secretary
Gary Challinor

Shareholder Information

As of 30 June 2026, the Company’s issued share capital is set out in Note 27 to the consolidated financial statements.

VivoPower PLC is incorporated in England & Wales. The Company operates in the United Kingdom, United States, Australia, United Arab Emirates, the Netherlands, Norway and the Philippines.

Company Registration

Registered office: Suite 4, 7th Floor, 50 Broadway, London, UK SW1H 0DB

Registered in England & Wales Company number: 09978410

Financial Calendar

The Company’s AGM was held on December 15, 2025.

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

B. Business Overview

VivoPower PLC (formerly VivoPower International PLC) is a B Corporation that develops and owns powered land and data center infrastructure for AI compute applications. Its principal operating asset is an energized 41.5 MW data center at Mo i Rana, Norway, acquired in the year ended 30 June 2026. The Group also owns Tembo e-LV B.V. (“Tembo”), an electric vehicle business, and Caret, LLC (“Caret”), which holds legacy U.S. solar and digital asset activities. The Group has operations and personnel in Australia, the Netherlands, the United Kingdom, the United States, the Philippines and Norway.

On 23 December 2025, the Company announced a refocus of Group resources on a Power-to-X strategy under which the priority use of controlled power and land is sovereign AI compute infrastructure. On July 6, 2026, we announced that the Board had determined that the principal strategic priority of the Group is the development and scale-up of its AI data center business, and that the separation of Tembo and Caret, each described as a non-core business, would be progressed consistently with that priority. The digital asset and decentralized finance strategy launched in May 2025 is a prior strategy and is not the Group’s current principal activity.

The Company announced a change of corporate name from VivoPower International PLC to VivoPower PLC and a change of Nasdaq ticker from VVPR to VIVO, effective on 16 March 2026, in connection with its stated focus on powered land and data center infrastructure. The name change does not affect shareholders’ rights.

On 16 June 2026, the Company announced that it had been recertified as a Certified B Corporation, extending continuous B Corp status, first obtained in April 2018, to 2028. The Company reported a verified B Impact Score of 86.6, compared with 83.0 at the 2021 recertification and 85.7 at the 2018 certification. The Company also announced that Tembo e-LV B.V. had qualified to use the B Corp logo on its website under B Lab brand rules.

Management analyzes the Group’s business across six reportable segments: Electric Vehicles, Sustainable Energy Solutions, Solar Development, Digital Assets, Data Center, and Corporate Office.

The Critical Power Services segment, previously represented by VivoPower’s wholly owned subsidiary Aevitas and its subsidiaries Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited), has been discontinued following the sale of Kenshaw to ARA Group Limited in July 2024. Accordingly, Critical Power Services is no longer considered an operating segment.

On 12 May 2026, the Group completed the acquisition of the Mo i Rana data center in Norway, an energized 41.5 MW facility powered by hydroelectric energy. The facility currently earns revenue from hosting a customer’s digital asset mining equipment under the hosting agreement and from participation in the grid demand response program. For the year ended 30 June 2026, the Data Center is a separate operating segment. Solar Development and Digital Assets are older activities and are separate from the hosting at Mo i Rana.

Electric Vehicles

Tembo is the electric vehicle business unit and brand that VivoPower fully acquired in February 2021. It has operating subsidiaries in Europe, Australia, the Middle East and Asia, and partners in Africa and North America. Founded in the Netherlands in 1969 as a specialist off-road vehicle ruggedization and modification company, Tembo designs and produces battery-electric solutions for utility and other off-road and ruggedized or customized on-road applications. These include conversion kits that convert internal combustion engine (“ICE”) vehicles into battery-electric vehicles (“EVs”) for fleet owners in the mining, agriculture, energy utility, defense, police, government, public transport, humanitarian and game safari sectors. Tembo also designed and engineered the Tembo Tusker, its first original equipment manufacturer (“OEM”) light utility battery-electric pick-up truck.

Tembo has four product lines: (i) Tembo EUV, utility vehicle (“EUV”) battery-electric conversion kits; (ii) Tembo PUV, public utility vehicle (“PUV”) battery-electric conversion kits for Jeepneys in the Philippines; (iii) Tembo EVP, electric vehicle products, which includes the Tembo Tusker and related services; and (iv) Tembo SES, a portfolio of EV charging solutions for home and commercial applications.

Tembo’s EUV conversion architecture is designed on a “plug and play” basis so that partners can install and maintain kits on left-hand or right-hand drive and 2-door or 4-door vehicles, and so that components can be replaced as technologies change.

In June 2024, VivoPower announced the Australian launch of the Tembo Tusker, a fully electric single and dual cab pick-up truck, at a launch price from A$74,000 plus GST and on-road costs, with 65 kWh and 77 kWh battery options and stated ranges of 330 km to 400 km. In November 2024, the Tusker secured full on-road homologation in Australia and New Zealand.

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

In February 2025, Tembo signed a definitive supply agreement with Asilia Africa, a safari operator, for the supply of Tembo EUVs to support its safari operations across East Africa. In April 2025, Tembo received an inaugural EV conversion kit order from The Safari Collection in Kenya. Both orders have been delivered.

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

In April 2025, Tembo signed a Definitive Distribution Agreement with Green Watt, a Saudi Arabian energy and environmental solutions provider, to sell and distribute 1,600 Tembo EUVs in the Kingdom of Saudi Arabia over five years, with an estimated value of up to $85 million.

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

In August 2025, the company confirmed that Tembo remains on track for a $100 million investment from Energi Holdings, at a $200 million enterprise value, now expected to be executed via a SPAC transaction. This reaffirmation followed further progress on regulatory and transactional preparations, providing additional confidence in the deal’s completion.

On 18 August 2025, the Company announced that it had reached agreement with Energi Holdings Limited (“Energi”) under which Energi would acquire a 51% shareholding in Tembo through a strategic PIPE investment at a stated total enterprise valuation of $200 million, enabling the business combination with CCTS to resume. The purchase price for the 51% stake was described as derived from that enterprise valuation, adjusted for net debt and other customary adjustments at closing, and the announcement described the CCTS combination as supported by Energi at an equity valuation of $838 million. The $200 million and $838 million figures are transaction valuations and not fair values.

On 29 December 2025, the Company announced that a registration statement on Form F-4 for the proposed business combination had been submitted to the SEC on a confidential basis. On 26 March 2026, the Company announced that Nasdaq had approved the ticker “TEMB” for a planned Tembo listing at a targeted valuation of $838 million. In a Form 6-K furnished on 6 July 2026, the Company stated that the Form F-4 remained under SEC review and that, subject to completion of that review, CCTS shareholder approvals and other closing conditions, the combined entity is contemplated to be named Tembo Group N.V. and listed on Nasdaq, with the Company retaining a minority shareholding. The same Form 6-K stated that the special dividend and record date arrangements referred to in a 9 June 2025 press release are no longer operative and are superseded by the BCA and the Form F-4 if declared effective. The Company is seeking approval from CCTS shareholders for a one-year extension in connection with the Form F-4, and a shareholders’ meeting is expected to be held in November 2026. The business combination has not been completed and no assurance can be given that the extension will be approved or that the combination will be completed on the terms or timetable contemplated, or at all.

On 31 October 2025, Tembo announced a binding definitive agreement with Associated Vehicle Assemblers Ltd. (“AVA”), following the March 2025 heads of agreement. Under the definitive agreement, AVA is to distribute, assemble and service Tembo electric utility vehicles across Kenya, Tanzania and other East African markets.

On 16 January 2026, Tembo announced a strategic partnership with Help Me Buy An EV, an Australian electric vehicle consultancy and advocacy group, for customer trials, education and market engagement for the Tembo Tusker in Australia. The announcement did not report orders, a minimum purchase commitment or deliveries. During the year ended 30 June 2026, Tembo’s activities centered on conversion kits, the Tembo Tusker and electric PUV development, including the Philippines Jeepney program. Electric Vehicles revenue for the year is set out in the table below and in the audited financial statements. As at 30 June 2026, the business combination with CCTS had not been completed and the Energi investment announced in August 2025 had not closed.

Revenue earned within the Electric Vehicles segment is comprised of the following activities:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Vehicle spec conversion	46	3	-
Conversion kits	48	50	16
Total revenues	94	53	16

Management expects Electric Vehicles revenue and costs to increase if the EUV conversion kits segment scales and if sales of the Tembo Tusker and electric Jeepneys develop under existing partnerships, but no assurance can be given that this will occur. Tembo operates a capital-light model that uses a supply chain network in Asia and does not require investment in assembly or manufacturing facilities.

Critical Power Services

The Critical Power Services segment, previously conducted through Aevitas Group Limited (“Aevitas”) and its subsidiaries, was discontinued following the sale of Kenshaw Electrical to ARA Group Limited, which completed on 2 July 2024. The results of that segment are presented as discontinued operations. The final gain on disposal, recognized in the year ended June 30, 2025, was $1.7 million, comprising an initial gain of $0.8 million based on disposal consideration of $0.8 million and net liabilities disposed of $0.04 million, together with a $0.8 million adjustment to the estimated costs to sell.

Aevitas was a key player in the manufacture, distribution, installation and servicing of critical energy infrastructure solutions in Australia. Its portfolio spans the design, procurement, installation, and upkeep of power and control systems, including those catering to utility and industrial-scale solar farms. Under Aevitas, there were three operating companies, J.A. Martin Electrical, NDT Services and Kenshaw Electrical. J.A. Martin and NDT Services were sold in July 2022 and Kenshaw Electrical was sold in July 2024. VivoPower is completing a restructure of Aevitas given it is now a discontinued operation.

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

The SES strategy is intended to help corporate customers achieve their decarbonization goals and comprises the following elements:

●	Critical power “electric-retrofit” of customer’s sites to enable optimized EV battery charging, encompassing charging stations, renewables, battery storage and microgrids;

●	Digital twin technology;

●	EV and battery leasing;

●	EV battery reuse and recycling; and

●	Change management and training services

Since establishing its Sustainable Energy Solutions (SES) business in FY2021, VivoPower has pursued strategic partnerships and investments across battery energy storage, fleet charging infrastructure and digital twin technologies. These included a memorandum of understanding with Relectrify in December 2021, an investment in Green Gravity Energy in August 2022, a fleet charging distribution agreement with Vital EV Solutions in May 2023, and a joint venture agreement with Geminum in October 2023.

Solar Development

VivoPower holds its portfolio of U.S. solar projects through its wholly owned subsidiary, Caret Global LLC (formerly Caret LLC), which in turn wholly owns Caret Digital, LLC (formerly Caret Decimal LLC) (“Caret”).

The Solar Development segment historically covered the Company’s solar development activities in the U.S. and Australia. The Company has had no solar development activities in Australia since the sale of its interests in solar farm projects in FY21.

The Company’s historic solar development strategy was to minimize capital intensity by developing projects through the early, mid and advanced stages, selling “shovel-ready” projects to investors who finance construction and own and operate the project, and recycling the capital released.

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

In November 2024, VivoPower’s Caret announced plans to develop up to 55MW of its solar farm portfolio for digital asset mining, including Dogecoin and Litecoin.

In December 2024, VivoPower’s Caret announced the activation of its Dogecoin mining operations as part of its broader digital asset strategy. The mining operations will use renewable energy sources and support Caret’s goal of generating additional free cash flow and diversifying revenue streams. This marks the company’s entry into active crypto mining with a focus on sustainable practices.

In December 2024, VivoPower’s Caret secured an asset-backed financing facility to acquire up to 1,000 Antminer L9 mining rigs. This move is aimed at accelerating Dogecoin mining revenues and enhancing free cash flow generation. The facility will allow Caret to scale its crypto-mining operations while optimizing capital efficiency.

In January 2025, VivoPower’s Caret secured a CAD$140 million binding investment commitment from GEM Global Yield (GGY). The investment is structured as a share subscription facility, providing Caret with capital flexibility to support its business expansion, including upcoming acquisitions and product development in the digital solutions space.

In March 2025, VivoPower announced its intent to spin off Caret via a direct listing on Nasdaq, accompanied by a dividend share distribution to existing VivoPower shareholders. The spin-off is designed to unlock value and provide direct exposure to Caret’s growing digital asset and AI-focused businesses. The dividend distribution will be made to all eligible VIVO shareholders as of a future record date, which will be announced closer to the listing.

On December 23, 2025 the Company announced a review of a legacy United States solar development portfolio described as up to 682 MW, previously mothballed, for potential divestment and reinvestment in sovereign AI infrastructure. The announcement stated that there may be behind-the-meter uses but that there was no guarantee value could be monetized.

In May 2025, we launched a digital asset and decentralized finance strategy focused on XRP. Between August and December 2025, we announced proposed and agreed arrangements under that strategy, including a proposal to acquire an initial US$100 million of Ripple Labs shares, a custody arrangement with Crypto.com, a yield-program partnership with Doppler Finance, a heads of agreement with KWeather Co., Ltd (“KWeather”) and a joint venture agreement with Lean Ventures stated at US$300 million. In January 2026, we acquired 41,810 Ripple Labs shares for approximately US$5.0 million.

We have discontinued this strategy. On February 5, 2026, we announced agreements with KWeather and Lean Ventures to sell the economic rights to the Ripple Labs shares. We also announced that we would not acquire any further digital assets and that we would focus our capital and resources on our data center infrastructure business. In April 2026, we sold 882 of the shares to Ripple Labs in a share buyback for US$264,600. As at June 30, 2026, we held 40,928 Ripple Labs shares, carried at a fair value of US$4.3 million, and the agreed sales of the economic rights to KWeather and Lean Ventures had not been completed. We also hold a 16.67% interest in KWeather, a company listed on the KOSDAQ market, carried at a fair value of US$3.0 million at June 30, 2026. Digital asset mining at Caret is separate from the hosting services at the Mo i Rana data center described below.

In March 2025, we announced our intention to spin off Caret, our legacy U.S. solar development and digital asset mining business, through a direct listing on Nasdaq. On 6 July 2026, we announced that the special dividend arrangements previously proposed were discontinued and that the Board intends instead to distribute the entire issued share capital of Caret held by the Group to our shareholders pro rata, in specie. The separation remains subject to final Board approval, regulatory, stock exchange and any required shareholder approvals, definitive documentation and market conditions, and we cannot assure you of its structure, timing or completion.

Revenue earned within Caret is comprised of the Digital Assets segment:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024

Digital revenue	-	8	-

Data Centers

Mo i Rana, Norway. On 12 May 2026, we completed the acquisition of the entire issued share capital of VivoPower Norge Infrastructure AS (formerly Cromwell AS), which owns Arctic Norge Data I AS (formerly Nordland Data AS), the operator of the Mo i Rana data center. Total consideration was US$37.7 million. The facility has 41.5 MW of energized capacity powered by hydroelectric energy. It currently earns revenue from hosting a customer’s digital asset mining equipment and a 30% share of the compute power under an agreement with Corner Norway AS dated 21 May 2024, which we expect to expire in or around July 2027 with no option to renew. A further 40 MW of expansion capacity is subject to regulatory approval.

We intend to convert the facility to AI data center capacity. In May 2026, we announced a shortlist of prospective tenants. On 29 June 2026, we announced a preferred tenant. We are no longer pursuing a lease with that tenant and are finalizing terms with another prospective tenant. No definitive lease has been signed, and we cannot assure you that one will be concluded. On 12 October 2026, we announced the mobilization of construction for a 40 MW first-phase conversion. We cannot assure you that the conversion will be completed on the anticipated timeline, within budget, or at all.

On 27 April 2026, we announced that 30 MW of the facility had been prequalified for Statnett SF’s balancing markets: 12 MW for frequency containment reserve for disturbances (FCR-D) and 18 MW for manual frequency restoration reserve capacity (mFRR).

On 22 January 2026, we announced a definitive agreement to acquire OGDC Pte Ltd, an AI data center infrastructure developer with an economic interest in powered land in Finland and other EU countries, including a 291 MW portfolio of land in Finland. The acquisition has not completed.

On 20 January 2026, we announced an agreement to acquire, develop, build, operate and own an initial 25 MW data center facility in the United Arab Emirates, with access to dedicated power and development rights for further scaling.

On 17 August 2026, our Board approved the establishment of a separate AI infrastructure company, to be headquartered in Singapore, to hold our non-Nordic portfolio and pipeline, located primarily in the United Arab Emirates, Oman, Saudi Arabia, Malaysia and the Philippines. We intend to pursue a pre-IPO institutional and sovereign funding round and listings on the London Stock Exchange and the Abu Dhabi Securities Exchange, and to retain de facto control. The Mo i Rana facility remains outside this platform.

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024

Cryptocurrency mining revenue	1,016	-	-
Digital assets hosting revenue	1,435	-	-
	2,451	-	-

Dependence on Key Contracts and Customers

Our business currently depends on a limited number of material contracts and customers. In particular, substantially all of the revenue of our Data Center segment is derived from our agreement with a single digital asset mining customer, Corner Norway AS, at the Mo i Rana Data Center. Under that agreement we earn hosting fees (US$1,4 million, or 59% of Data Center segment revenue of US$2,5 million in FY26) and also receive 30% of the compute power provided by the customer’s equipment, or of the bitcoin mined, through a mining pool, which we report as digital asset mining revenue. That agreement was entered into on May 21, 2024, runs for 36 months from the date on which the customer’s equipment was fully deployed and contains no right of renewal, so it is expected to expire in 2027 unless extended or replaced. The agreement may be terminated before expiry only in limited circumstances, including material breach, insolvency and prolonged force majeure.

The operation of the facility also depends on its grid connection and power supply arrangements and on the long-term lease of the land on which it is located. The future conversion of the facility to AI compute depends on our entering into one or more long-term leases with AI compute tenants, and we have not yet entered into any such lease. The termination, expiry, non-renewal or adverse amendment of any of these contracts, or the failure of a counterparty to perform, could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D “Risk Factors”.

The contracts on which we are substantially dependent are filed as exhibits to this Annual Report (see Item 19), with certain information that is both not material and of the type that we treat as private or confidential redacted for reasons of commercial sensitivity, as permitted by Instruction 4 to Item 19 of Form 20-F.

Regulation

Our operations are subject to a wide range of laws and regulations in the jurisdictions in which we operate. The following is a summary of the principal regulatory regimes that are material to our business. It is not exhaustive, and the laws described are subject to change.

Norway - data center operations

Under section 3-7 of the Norwegian Electronic Communications Act (ekomloven) and the Regulation on data centers (the “Data Center Regulation”), both of which came into force on January 1, 2025, operators of data center services must register with the Norwegian Communications Authority (Nkom), the supervisory authority, before commencing operations. Operators already in operation had until July 1, 2025 to register. Registered operators must provide and maintain data center services with adequate security and preparedness, must notify Nkom without undue delay of incidents that cause significant breaches, and, under amendments that took effect on July 1, 2026, must keep up-to-date information on their customers and have a representative in Norway. Nkom may issue orders to correct non-compliance and may impose coercive fines and administrative fines.

On March 12, 2026, the Storting adopted a resolution asking the Government to return with a proposal for a ban on the establishment of data centers for cryptocurrency mining. The Storting did not adopt a proposal for a national licensing regime for data centers. The Government has stated that it is investigating a central government planning provision under the Planning and Building Act (plan- og bygningsloven) that would impose a temporary and limited prohibition on the establishment of new, energy-intensive crypto-mining data centers, and that, based on EEA law assessments, it is difficult at present to see a basis for a general ban on cryptocurrency mining. No such ban is currently in force. The scope and timing of any measures, and their application to existing facilities and hosting arrangements such as ours, remain uncertain.

The development and expansion of data centers in Norway is subject to municipal zoning and building permits under the Planning and Building Act. Connection to the electricity grid and the allocation of grid capacity are subject to the requirements of the Norwegian Water Resources and Energy Directorate (NVE), the transmission system operator Statnett SF and the relevant regional grid operator, and additional capacity, including the further 40 MW at Mo i Rana, is subject to approval and the availability of capacity. Participation in reserve markets is subject to prequalification by Statnett. Electricity consumed by data centers is subject to the Norwegian electricity tax (elavgift), and changes to the rate or to the treatment of data centers could increase our power costs.

As a member of the European Economic Area, Norway is expected to implement the EU Energy Efficiency Directive (Directive (EU) 2023/1791) and the related Commission Delegated Regulation (EU) 2024/1364, which require operators of data centers above a power threshold to report energy performance and sustainability information annually. The timing of implementation in Norway and its application to the Mo i Rana Data Center are uncertain.

United Kingdom

As a public limited company incorporated in England and Wales, we are subject to the Companies Act 2006, including requirements relating to the allotment of shares, pre-emption rights, distributions, shareholder meetings and the duties of directors. We are also subject to UK tax, anti-bribery (Bribery Act 2010), anti-money laundering and data protection laws (UK GDPR and the Data Protection Act 2018).

United States

As a foreign private issuer with Class A Ordinary Shares listed on Nasdaq, we are subject to the Securities Act of 1933, the Exchange Act, the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules. Our Tembo business and our legacy solar development portfolio are subject to U.S. federal and state laws, including product safety, environmental and energy regulation.

Philippines and other markets

Tembo’s operations, including in the United Arab Emirates, Philippines, Australia and the Netherlands, are subject to local vehicle homologation and type-approval, product safety, import and customs, employment and environmental laws, and to the regulation of electric vehicles and charging infrastructure. Our pipeline projects in other jurisdictions, are subject to local foreign investment, planning, energy and data center regulation.

Sanctions, anti-money laundering and export controls

We are subject to the economic sanctions laws of the United Kingdom, the European Union and Norway, and of the United States (including those administered by the Office of Foreign Assets Control), and to anti-money laundering and counter-terrorist financing laws, which are relevant in particular to our hosting of digital asset mining operations and our legacy digital asset activities. The procurement, export and use of advanced computing hardware, including graphics processing units used for AI compute, are subject to U.S. export controls administered by the Bureau of Industry and Security under the Export Administration Regulations, and to equivalent UK, EU and Norwegian controls. These controls may restrict the supply of hardware to our facilities, the identity and location of our tenants and their customers, and the end uses of our capacity.

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

C. Organizational Structure

VivoPower has 26 subsidiaries (collectively with VivoPower, “the Group”). The following list shows the Company’s shareholdings in subsidiaries owned directly and indirectly as at June 30, 2026.

No.	Subsidiaries	Incorporated	% Owned	Purpose
1	VivoPower International Services Limited	Jersey	100%	Operating company
2	VivoPower USA, LLC	United States	100%	Holding company
3	VivoPower US-NC-31, LLC	United States	100%	Dormant
4	VivoPower US-NC-47, LLC	United States	100%	Dormant
5	VivoPower (USA) Development, LLC	United States	100%	Holding company
6	Caret Global, LLC (formerly Caret, LLC)	United States	100%	Operating company
7	Caret Digital, LLC (formerly Caret Decimal, LLC)	United States	100%	Operating company
8	VIWR AU Pty Ltd (formerly VIVOPOWER PTY LTD)	Australia	100%	Holding company
9	Aevitas O Holdings Pty Ltd	Australia	100%	Holding company
10	Aevitas Group Limited	Australia	100%	Holding company
11	Aevitas Holdings Pty Ltd	Australia	100%	Holding company
12	KESW SO Pty Ltd (formerly Kenshaw Solar Pty Ltd and J.A. Martin Electrical Pty Ltd)	Australia	100%	Operating company
13	Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	Australia	100%	Operating company
14	Tembo EV Pty Ltd	Australia	100%	Operating company
15	TemboDrive Pty Ltd	Australia	100%	Operating company
16	VivoPower Philippines Inc.	Philippines	64%	Dormant
17	VivoPower RE Solutions Inc.	Philippines	64%	Dormant
18	V.V.P. Holdings Inc*	Philippines	40%	Dormant
19	Tembo e-LV B.V.	Netherlands	100%	Holding company
20	Tembo 4x4 e-LV B.V.	Netherlands	100%	Operating company
21	FD 4x4 Center B.V.	Netherlands	100%	Operating company
22	Tembo Group B.V. (formerly Tembo EUV Solutions B.V)	Netherlands	100%	Holding company
23	Tembo EUV Solutions FZCO	United Arab Emirates	100%	Holding company
24	Tembo EUV Investment Corporation Ltd	Cayman Islands	100%	Holding company
25	Cromwell AS (now known as Vivo Power Norge Infrastructure AS)	Norway	100%	Holding company
26	Nordland Data AS (now known as Arctic Norge Data I AS)	Norway	100%	Operating company

Notwithstanding a 40% ownership by the Company, V.V.P. Holdings Inc is under the control of VivoPower Pty Ltd, and therefore is consolidated into the group financial statements of VivoPower PLC.

During the year, the following subsidiaries were deregistered:

Electrical Engineering Group Pty Ltd (Australia) - Deregistered on 16 December 2025.

KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd) (Australia) – Deregistered on 31 May 2026.

D. Property, Plant and Equipment

Our corporate headquarters is located in London, United Kingdom. We do not own any real property. Our Mo i Rana, Norway data center is located on land leased by our subsidiary Arctic Norge Data I AS (formerly Nordland Data AS) from Mo Industripark AS under two leases covering approximately 50,500 square meters. The main lease (approximately 42,000 square meters) runs to 29 February 2076, and the second (approximately 8,500 square meters) runs to 31 December 2037. Combined annual base rent is approximately NOK 6.3 million, subject to annual CPI indexation. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. Leased real property as at June 30, 2026 is as follows:

Company	Office/Premises Location	Purpose
Tembo BV	Eindhoven, Netherlands	EV Operations
VivoPower PLC	London, United Kingdom	Corporate office
Nordland Data AS (now known as Arctic Norge Data I AS)	Mo i Rana, Norway	Data Center Operations

* vacated in July 2024 with relocation to new premises

The Company has invested $16.45 million in property, plant, and equipment at June 30, 2026 (June 30, 2025: $0.6 million; June 30, 2024 $0.4 million). This includes plant and equipment of $2.5 million (June 30, 2025: $0.1 million; June 30, 2024: $0.1 million), motor vehicles of $0.9 million (June 30, 2025: $0.3 million; June 30, 2024: $0.3 million), computer equipment, fittings and equipment of $2.9 million (June 30, 2025: $0.04 million; June 30, 2024: $0.01 million), and right-of-use assets of $10.1 million (June 30, 2025: $0.2 million; June 30, 2024: nil), representing leases for property and motor vehicles.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations covers the twelve months ended June 30, 2026 (“FY2026”) and should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Comparative information for the year ended June 30, 2025 (“FY2025”) has been restated, as described in Note 35 to the consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set out under “Cautionary Statement Regarding Forward-Looking Statements” and Item 3.D “Risk Factors”. In accordance with Instruction 1 to Item 5 of Form 20-F, a discussion of our results for the year ended June 30, 2024, compared with the year ended June 30, 2025 has been omitted. That discussion can be found in Item 5 of our Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on October 30, 2025.

Overview

VivoPower has, since its inception, been a power-focused company. Our strategy is built around what we describe as “Power-to-X”: securing access to low-cost, sustainable and ideally renewable power, and converting that power into its highest-value use for the benefit of our shareholders as well as the countries and communities that we operate in. Over our history, that use has taken different forms, including the development and sale of solar projects, the provision of critical power services, the electrification of utility vehicles through our Tembo business and, most recently, digital infrastructure.

During FY2026, it became clear to management and the Board that the highest and best use of power available to us would be AI compute. Based on our analysis, we believe that AI compute offers the potential for higher revenue and margin per megawatt than digital asset mining and hosting, the uses to which such power has more commonly been applied. We therefore began evaluating opportunities in the digital infrastructure sector in July 2025 and decided to focus on a powered land strategy. Following that process, on December 30, 2025 we entered into an exclusive heads of agreement to acquire an energized data center business in Mo i Rana, Norway (the “Mo i Rana Facility”), and on January 6, 2026 we entered into a share purchase agreement to acquire 100% of the shares of Cromwell AS (now VivoPower Norge Infrastructure AS) and its wholly owned subsidiary Nordland Data AS (now Arctic Norge Data I AS) from Lian Group (the “Mo i Rana Acquisition”). The Mo i Rana Acquisition, for a consideration of US$37.7 million, was completed on May 12, 2026.

The Mo i Rana Data Center is an operational, 41.5 MW energized facility in the Mo i Rana industrial precinct in northern Norway. It is supplied with 100% renewable hydroelectric power at an approximate cost of US$0.045 per kWh, and a further 40 MW of expansion capacity which is subject to regulatory approval. Following completion, we launched a competitive process to select one or more AI compute tenants and announced a shortlist on May 21, 2026. We are no longer pursuing a lease with the tenant we announced as preferred on June 29, 2026, and are now finalizing terms with another prospective tenant. We have not entered into a definitive lease with any AI compute tenant, and there can be no assurance that we will do so on acceptable terms, or at all. The facility continues to generate revenue from existing hosting arrangements with a digital asset mining customer. We remain committed to our powered land strategy.

During the fiscal year, we brought our digital asset treasury strategy, adopted in May 2025 and focused on XRP, to a close. In January 2026, we acquired 41,810 shares in Ripple Labs, an unlisted company, for approximately US$5.0 million. In February 2026, we agreed with two South Korean counterparties, KWeather Co., Ltd (“KWeather”) and Lean Ventures, to sell the economic rights to those shares, and we announced that we would not acquire further digital assets. In April 2026, we sold 882 of the shares to Ripple Labs in a share buy back for US$264,600, realizing a gain of US$159,122. As at 30 June 2026, we held 40,928 Ripple Labs shares, carried at a fair value of US$4.3 million, and the agreed sales to KWeather and Lean Ventures had not been completed. We also hold a 16.67% interest in KWeather, a company listed on the KOSDAQ market, carried at a fair value of US$3.0 million at 30 June 2026. The shares are held through the Korea Securities Depository and are subject to a one-year lock-up from the listing date. Both holdings are measured at fair value through profit or loss (see Note 16 to our consolidated financial statements).

The onset of war in the Middle East and the consequential increase in fossil fuel prices including gas and diesel have catalyzed a significant escalation in interest and demand for electric vehicles. Tembo has experienced this as well, with a marked increase in inbound inquiries and purchase orders for delivery of its electric vehicle products, especially in relation to the e-jeepneys in the Philippines. Revenue increased by 77% in FY26 albeit off a low base and should the purchase orders translate into increased revenues and combined with continued discipline on cost management, Tembo may achieve breakeven or profitability in FY2027. With regards to the proposed business combination with CCTS and uplisting to a listed market, there have been unexpected delays which were also as a result of the war in the Middle East, with CCTS’s auditors being located in Israel and unable to complete the audit for CCTS on a timely basis. In addition, there have been new regulations introduced that govern uplistings which Tembo and CCTS are working through. All parties remain committed to consummating the business combination and uplisting on to a listed exchange, especially given the strong tailwinds that underpin the electric vehicle sector at present. There can however be no guarantees on timing given the unexpected roadblocks that may appear as has happened over the last 12 months.

Following these steps, our concerted strategic and execution focus is on our digital infrastructure business. On July 2, 2026, our Board resolved that the development and scale-up of our AI data center business is the principal strategic priority of the Group, and that our Tembo electric vehicle business and our Caret business are non-core businesses to be separated in a manner consistent with that priority.

A. Operating Results

The table below summarizes our consolidated results for FY2026 and FY2025 (restated). The figures are those reported in our audited consolidated financial statements.

(US$ thousands)	FY2026 (continuing)	FY2025 continuing (restated)	FY2025 including discontinued (restated)
Revenue from contracts with customers	2,545	61	61
Other gains/(losses)	1,272	16	16
Other income	218	–	1,648
Cost of sales	(1,934)	(50)	(50)
Gross profit and other income	2,101	27	1,675
General and administrative expenses – cash-settled	(13,414)	(9,199)	(9,199)
General and administrative expenses – share-based payments (non-cash)	(13,099)	(1,900)	(1,900)
Depreciation and amortization	(928)	(517)	(517)
Operating loss	(25,340)	(11,589)	(9,941)
Restructuring and other non-recurring costs	(1,451)	(412)	(412)
Impairment losses	(616)	(2,531)	(2,531)
Finance income	456	3,568	3,568
Finance expense	(7,031)	(7,033)	(7,033)
Fair value loss on warrant and derivative liabilities	(14,753)	–	–
Loss before income tax	(48,735)	(17,997)	(16,349)
Income tax	(1,618)	691	691
Loss for the year	(50,353)	(17,306)	(15,658)
Adjusted EBITDA (non-IFRS)	(24,412)	(11,080)	(9,432)
Adjusted EBITDA before non-cash share-based payments (non-IFRS)	(11,313)	(9,180)	(7,)

FY2026 compared with FY2025

Revenue

Revenue increased to US$2.545 million in FY2026 from US$0.061 million in FY2025, reflecting the consolidation of the Mo i Rana Data Center from May 12, 2026. Revenue in the Data Center segment was US$2.451 million. Revenue in the Electric Vehicles segment was US$0.094 million (FY2025: US$0.053 million), reflecting conversion kit and vehicle sales by Tembo. The FY2026 data center revenue reflects only the period from completion of the Mo i Rana Acquisition in May 2026 to June 30, 2026, and is not indicative of full-year results.

Gross profit and other income

Gross profit and other income was US$2.101 million in FY2026 (FY2025: US$1.675 million). Gross profit, being revenue less cost of sales, increased to US$0.611 million from US$0.011 million, with gross margin increasing to 24.0% (FY2025: 18.0%). This growth was driven by the Data Center segment, which generated gross profit of US$0.576 million. Cost of sales mainly comprised power and site operating costs at the Mo i Rana Data Center. Net other gains were US$1.27 million (FY2025: US$0.016 million), comprising US$1.27 million from liabilities written back during the year. Other income was US$0.218 million (FY2025: US$1.648 million).

General and administrative expenses

General and administrative expenses increased by US$15.41 million to US$26.51 million in FY2026 from US$11.10 million (restated) in FY2025. Of this amount, US$13.41 million (FY2025: US$9.199 million) was cash-settled and US$13.10 million (FY2025: US$1.90 million) comprised non-cash share-based payments, principally professional fees to advisors settled in shares in connection with our capital formation and transaction activity in connection with the exit from the digital asset treasury strategy and the focus on the AI digital infrastructure strategy. These fees were not capitalized notwithstanding they were in connection with balance sheet activities.

The main components were:

(US$ thousands)	FY2026	FY2025 (restated)	Change
Professional fees	18,917	5,372	13,545
Salaries and employee benefits	5,534	3,706	1,828
IT and software	761	387	374
Marketing	563	858	(295)
Insurance	316	320	(4)
Travel	227	129	98
Office and other	195	327	(132)
Total	26,513	11,099	15,414

The increase in professional fees primarily reflected legal, advisory, audit and capital formation costs associated with the Mo i Rana Acquisition, our equity financings and the proposed Tembo business combination. Approximately US$1.8 million of direct costs related to the Tembo business.

Professional fees of US$18.917 million are analyzed below by type and by whether they were paid in cash or settled in shares and other equity instruments. Of the total, US$12.929 million (68%) was non-cash and non-recurring.

(US$ thousands)	Total	Cash	Non-cash
Audit and accounting	1,274	1,274	–
Legal	1,490	1,490	–
Contractor fees	1,454	1,454	–
Investor relations	897	637	260
Public company costs	538	538	–
General	452	445	7
Capital formation and transaction-related	12,812	150	12,662
Total professional fees	18,917	5,988	12,929

Audit and accounting fees increased materially in FY2026, to US$1.376 million (FY2025: US$0.14 million).

Other items

For the year ended June 30, 2026, corporate restructuring costs included legal and other fees of US$0.7 million (2025: US$0.2 million) and a general litigation provision of US$0.5million (2025: US$0.5 million). Fiscal provisions amounted to US$0.8 million (2025: US$0.2 million). These costs included a gain of US$0.6 million (2025: gain of US$0.5 million) on the effectuation of deeds of company arrangement (“DOCAs”). It relates to Aevitas Group Limited (effectuated November 12, 2025) and KESW EL Pty Ltd, formerly Kenshaw Electrical Pty Ltd (effectuated December 23, 2025). The FY2025 gain related to VIWR AU Pty Ltd. A further DOCA for KESW SO Pty Ltd, formerly Kenshaw Solar Pty Ltd, was effectuated on July 1, 2026.

Finance income decreased to US$0.46 million from US$3.56 million. Finance expense was US$7.03 million (FY2025: US$7.03 million), mainly reflecting interest on the AWN loan facilities of US$4.02 million, foreign exchange losses and interest on preference shares and lease liabilities. We also recognized a fair value loss of US$14.75 million (FY2025: nil) on the remeasurement of warrant and derivative liabilities and other instruments, which is presented as a separate line with finance expense. Net finance costs from continuing operations, including that loss, were therefore US$21.8 million (FY2025: US$3.465 million). We recorded an income tax expense of US$1.62 million (FY2025: credit of US$0.69 million).

As a result of the foregoing, the loss from continuing operations was US$50.35 million (FY2025: US$17.3 million, restated), and the total loss for the year, including a profit of US$0.621 million from discontinued operations, was US$49.73 million (FY2025: US$15.66 million, restated).

Segment results

Management analyzes our business in the following reportable segments: Data Center, Electric Vehicles, Critical Power Services, Solar Development, Sustainable Energy Solutions and Corporate Office. The Data Center segment was formerly presented as Digital Assets.

FY2026 (US$ thousands)	Data Center	Electric Vehicles	Corporate Office	Other Segments	Total Continuing
Revenue	2,451	94	–	–	2,545
Gross profit	576	35	–	–	611
General and administrative expenses	(513)	(2,835)	(22,813)	(352)	(26,513)
Operating profit/(loss)	41	(3,013)	(26,326)	3,958	(25,340)

Data Center. The Data Center segment generated an operating profit of US$0.04 million in its first period of consolidation. Results reflect the existing hosting configuration and are not indicative of results following any conversion to AI compute.

Electric Vehicles. The Electric Vehicles segment, comprising Tembo, generated an operating loss of US$3.01 million, reflecting continued investment in product, homologation and go-to-market programs.

Critical Power Services and other segments. Other segments recorded an operating profit of US$3.96 million, mainly due to other gains of US$3.782 million in the Critical Power Services segment. The Corporate Office segment recorded other losses of US$4.244 million, including fair value losses of US$1.869 million on equity investments.

Non-IFRS financial measure: Adjusted EBITDA

We define Adjusted EBITDA as loss for the year before income tax, net finance costs, depreciation and amortization, impairment losses, and restructuring and other non-recurring costs. It is not an IFRS measure and should not be considered an alternative to loss for the year; management uses it to assess underlying operating performance. We also present Adjusted EBITDA before non-cash share-based payments, which further excludes general and administrative expenses settled in shares or other equity instruments, being professional fees settled in shares and equity incentive awards to employees. These costs are recurring and should be considered together with loss for the year; management uses the measure to assess operating performance before costs that do not require the use of cash.

(US$ thousands)	FY2026 continuing	FY2025 continuing (restated)
Loss for the year	(50,353)	(17,306)
Income tax	1,618	(691)
Net finance costs	21,328	3,465
Depreciation and amortization	928	517
Impairment losses	616	2,531
Restructuring and other non-recurring costs	1,451	412
Other adjustments	-	(8)
Adjusted EBITDA	(24,412)	(11,080)
Non-cash share-based payments	13,099	1,900
Adjusted EBITDA before non-cash share-based payments	(11,313)	(9,180)

B. Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been proceeds from issuances of equity securities and borrowings. Our principal uses of cash have been funding the Mo i Rana Acquisition, capital expenditure, operating losses, investments and debt service.

At June 30, 2026, we had cash and cash equivalents of US$2.02 million. Current assets were US$77.47 million (June 30, 2025: US$72.14 million), including trade and other receivables of US$74.4 million, of which US$53.3 million represented subscription amounts receivable in respect of our Regulation S placement. Under the Regulation S subscription arrangement, we secured subscription commitments of US$121.0 million at US$6.05 per share, in two tranches of US$60.5 million. We booked US$60.5 million in our books as a receivable in respect of this arrangement. Of this amount, approximately US$8.18 million had been received as of July 23, 2026, and 1 million shares have been issued while the remaining shares had yet to be issued. We secured commitment letters in relation to the monies outstanding, which have been held up due to war in the Middle East which have affected both the United Arab Emirates and Saudi Arabia with regards to their banking architecture and international wire transfers. The subscription receivable is recognized as a financial asset and is subject to the expected credit loss requirements of IFRS 9 (see Note 31 to our consolidated financial statements). Current liabilities were US$89.42 million (June 30, 2025: US$53.75 million), resulting in net current liabilities of US$11.95 million (June 30, 2025: net current assets of US$18.40 million). Net assets were US$36.93 million (June 30, 2025: US$17.24 million).

Cash flows

Net cash and cash equivalents increased by US$2.0 million in FY2026 (FY2025: decrease of US$0.1 million).

Operating activities. Net cash used in operating activities was US$3.6 million (FY2025: US$7.7 million), reflecting primarily non recurring capital formation and transaction costs, movements in working capital and the loss for the year adjusted for non-cash and non-operating items.

Investing activities. Net cash used in investing activities was US$32.1 million (FY2025: US$1.27 million), comprising US$20.9 million for acquisitions, net of cash acquired, mainly the Mo i Rana Acquisition, US$10.4 million for purchases of other investments and US$0.3 million for investment in capital projects and US$0.5 million relating to property, plant and equipment.

Financing activities. Net cash generated from financing activities was US$37.6 million (FY2025: US$8.8 million), comprising US$25.5 million of proceeds from investors, US$13.0 million of proceeds from capital raises and US$0.1 million transferred from restricted cash, partly offset by US$0.04 million of lease repayments and US$0.9 million of related party loan repayments. After year end, we completed a further PIPE financing in July 2026 and eliminated AWN principal debt of $28.8m, which was partly paid in cash (US$12.3m) and partly converted to convertible preference shares.

Indebtedness

At June 30, 2026, total borrowings were US$39.03 million, comprising loans from AWN Holdings Limited (“AWN”) of US$28.74 million (US$12.88 million current and US$15.86 million non-current) and lease liabilities of US$10.30 million (US$0.74 million current and US$9.56 million non-current). Our Chairman and Chief Executive Officer is also the Chief Executive Officer of AWN, and the AWN facilities are related party transactions (see Item 7.B). After year end, in July and August 2026, US$28.8 million of the principal of the AWN shareholder loan was retired, comprising US$16.5 million exchanged for 165,000 convertible preference shares and US$12.3 million repaid in cash. There is approximately US$16 million of accrued interest remains outstanding, and we are in discussions with AWN regarding settlement options, including a potential conversion into ordinary shares.

Material cash requirements

Our material cash requirements over the next twelve months and beyond include:

●	Deferred consideration for the Mo i Rana Acquisition: US$5.0 million due on November 12, 2026 and US$5.25 million due on May 12, 2027, including a retention amount of US$2.0 million that is available only in respect of claims under the share purchase agreement. These amounts remain subject to final confirmation as a result of VivoPower paying prior undisclosed liabilities that were the responsibility of the vendor and potential further escrow amounts as a result of the tax investigation matter (see Item 8.A “Legal Proceedings”)

●	Mo i Rana conversion capital expenditure: the cost of converting the facility for AI compute, which will depend on the tenant and scope. We intend to phase this expenditure in line with confirmed tenant commitments and available financing, and our going concern assessment does not depend on the capital for the conversion being raised. This financing is expected to be largely project finance debt.

●	Tembo investment commitments: our commitment to subscribe for a convertible note issued by an unrelated Australian company, of up to A$16.0 million (approximately US$11.0 million, translated at the Reserve Bank of Australia rate of A$1.00 = US$0.6869 on June 30, 2026). The note carries a contractual interest rate and is convertible, at our option, into equity of the issuer on or before a fixed sunset date. It is measured at amortized cost, and its carrying amount at June 30, 2026 approximated the principal advanced, net of any impairment allowance is US$1.6 million.

Going concern

The Directors have assessed the Group’s ability to continue as a going concern for a period of at least twelve months from the reporting date, which in practice has been considered through June 30 2027. The assessment considered solvency, liquidity and the Group’s sources of financing, and included whether any events or conditions cast significant doubt on the Group’s ability to continue as a going concern. The Directors have concluded that no material uncertainty exists and have therefore prepared the financial statements on a going concern basis.

Capital raised and debt retired

Since 30 June 2025, we have received approximately US$59.5 million in cash from capital raisings, comprising US$12.4 million under our Form F-1 offering, US$4.1 million under Regulation S placements, US$25.5 million from the issue of Series 1 convertible preference shares in PIPE 1, and US$17.5 million under PIPE 2. In addition to the above, PIPE 1 also included US$4.2 million of convertible preference shares issued to ASEAN in lieu of Aevitas preference shares, for which we received no cash.

In July 2026, we agreed a US$50.0 million PIPE 2 transaction. As at the date of this report, US$17.5 million had been received in cash and US$16.5 million had been satisfied through the exchange of AWN shareholder loan principal for 165,000 convertible preference shares. The remaining US$16.0 million was outstanding and subject to completion of customary KYC approvals.

In addition, till date we have received US$8.12 million under the HRH Reg S subscription agreement with the balance held up due to international wire transfer restrictions as a consequence of the war in the Middle East.

In July and August 2026, we retired the US$28.8 million principal of the AWN shareholder loan, of which US$16.5 million was exchanged for convertible preference shares and US$12.3 million was repaid in cash. No principal remains outstanding under the AWN facility.

Despite periods of constrained liquidity and challenging capital markets, the Group has continued to access capital, raising approximately US$59.5 million of gross proceeds since 30 June 2025 while also retiring US$28.8 million of shareholder debt principal.

Financial position at 30 June 2026

At 30 June 2026 the Group held cash of US$2.02 million (30 June 2025: US$0.06 million) and reported net current liabilities of US$11.95 million, with current assets of US$77.47 million and current liabilities of US$89.42 million (30 June 2025: net current assets of US$18.40 million). Current assets include trade and other receivables of US$74.40 million, of which US$53.3 million represents subscription amounts receivable under the Regulation S placement. Current liabilities include a warrant derivative liability of US$17.14 million, which relates to cashless warrants and will not result in a cash outflow, and US$10.0 million of shares to be issued, which is also a non-cash liability that will be settled through the issue of shares. Net assets were US$36.93 million (30 June 2025: US$17.24 million).

Total borrowings were US$39.03 million, comprising loans from AWN Holdings Limited of US$28.74 million (US$12.88 million current and US$15.86 million non-current) and lease liabilities of US$10.29 million (US$0.74 million current and US$9.55 million non-current). In July and August 2026, US$28.8 million of the AWN loan principal was retired, of which US$16.5 million was exchanged for 165,000 convertible preference shares and US$12.3 million was repaid in cash.

Subscription receivables

Under the Regulation S placement, a consortium led by Ceres Holding Limited committed to subscribe for 10.0 million Class A Ordinary Shares at US$6.05 per share, a total of US$60.5 million. At 30 June 2026, US$53.3 million of the US$60.5 million Regulation S subscription remained outstanding as a receivable.

Payment of the balance has been delayed as a result of the conflict in the Middle East, where the consortium is based. The receivable is unsecured and is subject to the expected credit loss requirements of IFRS 9. The Group has considered the collectability and timing of this receivable separately in its liquidity assessment and has not relied solely on the reported working capital position in reaching its going concern conclusion.

Working capital

In our opinion, taking into account the financing completed since June 30, 2026, our working capital is sufficient for our present requirements, being for at least the next twelve months from the reporting date. At June 30, 2026, we had net current liabilities of US$11.95 million, comprising current assets of US$77.47 million and current liabilities of US$89.42 million. Current liabilities included a warrant derivative liability of US$17.14 million, which will not result in a cash outflow, and US$10.0 million of shares to be issued, which is expected to be settled in shares. Adjusting for these, our net current assets would be $15.2m.

Since June 30, 2026, we have received US$17.5 million in cash under the PIPE 2 transaction, exchanged US$16.5 million of AWN shareholder loan principal for convertible preference shares and repaid a further US$12.3 million of that principal in cash. In forming this opinion, we have taken into account our material cash requirements over the next twelve months. We have also taken into account the sources of funds expected to meet them, including the remaining US$16.0 million of PIPE 2 proceeds, which is subject to completion of customary KYC approvals, and the outstanding Regulation S subscription receivable. Our opinion does not depend on signing an AI tenant for the Mo i Rana site, completing Tembo’s proposed business combination with Cactus Acquisition Corp. 1 Limited or raising capital for the Mo i Rana conversion. If expected inflows are delayed, we would reschedule discretionary expenditure, phase the Mo i Rana conversion in line with confirmed tenant commitments and financing, reduce overheads and, if necessary, raise additional equity or debt capital. Furthermore, Mo i Rana continues to be generating revenues, profits and positive cashflow from the digital asset mining hosting activities.

Mitigating actions

If any material cash inflow does not arrive as forecast, the Directors may reschedule operating activity, delay Tembo growth expenditure, phase the Mo i Rana buildout to align with confirmed tenant commitments and financing, match growth expenditure to financing inflows, manage supplier payment timing, reduce overheads, and raise additional equity or debt capital.

Conclusion

Based on this assessment, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for at least twelve months from the reporting date, and that no material uncertainty exists in relation to going concern. The Group’s greatest strength is its proven track record of raising capital, including in difficult market conditions, having raised approximately US$59.5 million of gross proceeds since 30 June 2025. The Directors have therefore continued to adopt the going concern basis in preparing the financial statements.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities during FY2026 related mainly to Tembo’s electric utility vehicle and conversion kit platforms. Our accounting policy for development costs is described in Note 2.4 to our consolidated financial statements.

D. Trend Information

Other than as described below and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events since July 1, 2026 that are reasonably likely to have a material effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Demand for AI compute digital infrastructure

We believe that demand for power-dense, low-cost and renewable data center capacity for AI compute in the Nordic region remains strong, and since completing the Mo i Rana Acquisition we have continuously received inbound interest from AI neocloud operators and hyperscalers. Our FY2027 results will depend significantly on whether and when we sign a lease, the conversion capital expenditure required and how that is funded, and the treatment of existing hosting contracts during the transition. Pending conversion, revenue from existing hosting arrangements will remain exposed to digital asset prices and Norwegian regulatory developments. Our economics also depend on Nordic power prices, grid tariffs and electricity taxes, and on approval of the additional 40 MW of capacity.

Middle East conflict and international payments

The escalation of the war in the Middle East following the outbreak of hostilities involving Iran on February 28, 2026 has created a difficult operating environment given we have operations and investors in the region. Among other things, it has adversely affected the speed and reliability of international money transfers made through the SWIFT system, as the correspondent banks that process those transfers have applied additional screening and, in some cases, delayed or returned payments. This has contributed to delays in payments to the Group, including the balance of the subscription proceeds due from the Ceres consortium, which is based in the Middle East. A prolonged or wider conflict could cause further delays to our receipt of financing proceeds and other payments.

Diesel prices and Tembo

Following the outbreak of hostilities involving Iran on February 28, 2026, and the resulting disruption to fuel flows through the Strait of Hormuz, diesel prices have risen sharply in Tembo’s key markets. The International Energy Agency has indicated in its Oil Market Report of October 2026 that tight diesel supply is likely to persist into 2027.

We believe that higher diesel prices improve the total cost of ownership case for electrifying light utility vehicle fleets in the mining, construction, agriculture, utilities and public sectors, and since March 2026 Tembo has experienced increased customer interest with purchase orders received for its products pre and post balance date. Tembo’s results remain subject to the risks described in Item 3.D, including its ability to fund production and fulfill orders, and there can be no assurance that higher fuel prices will result in sustained increased sales. Higher diesel prices may also increase logistics and component costs across the Group.

Proposed Tembo business combination and listing

On August 29, 2024, we entered into a business combination agreement, as subsequently amended, with CCTS and Tembo, under which Tembo would become a subsidiary of a new holding company listed on Nasdaq, in which we would retain a minority shareholding. Nasdaq has approved the use of the ticker “TEMB” for the combined company, which is currently contemplated to be named Tembo Group N.V. The registration statement on Form F-4 for the transaction remains under review by the SEC, and completion remains subject to that review, shareholder approvals and other closing conditions.

The timetable for the transaction has been extended beyond our original expectations, due to factors beyond our control including delays on the part of CCTS’s independent auditors, who are based in Israel and whose team members were affected by the regional conflict. This has affected the timeliness of the preparation, submission and review of documents filed with regulators. The transaction is also subject to expanded Nasdaq initial listing requirements adopted in 2025 and 2026, including the higher minimum market value of unrestricted publicly held shares and the higher thresholds applicable to companies listing through a business combination with a special purpose acquisition company, which have lengthened listing timetables for smaller companies generally.

We continue to execute on the transaction and have identified alternative pathways to achieve a public listing for Tembo. There can be no assurance that the Tembo business combination will be completed on the anticipated terms or timetable. Until completion, Tembo’s costs will continue to be consolidated in our results.

Other known uncertainties

Other known uncertainties include the matters described under “B. Liquidity and Capital Resources – Going concern”, changes in Norwegian regulation of data centers (described in Item 4.B “Regulation”), including proposed restrictions on crypto-mining data centers and operator registration requirements, the dilutive effect of our outstanding warrants and convertible preference shares and continued war and geopolitical conflict in the markets we operate in. In addition, we were made aware post balance date that the Norwegian Tax Administration (Skatteetaten) opened an audit of Nordland Data AS (now Arctic Norge Data I AS) in August 2025, before our acquisition of the company, covering value added tax and corporate income tax for the period from January 1, 2022 to February 28, 2025, and later extended its review of value added tax to 2021. As of the date of this Annual Report, no assessment has been made and no sanction or monetary claim has been notified to us. We cannot predict the outcome of the audit or whether it will result in any liability, or the extent to which any such liability could be recovered from the seller under the share purchase agreement.

E. Critical Accounting Estimates

Our critical accounting judgments and key sources of estimation uncertainty, including those relating to the accounting for the Mo i Rana Acquisition, the impairment of goodwill and intangible assets, the fair value of derivative and warrant liabilities and unlisted investments, the recoverability of receivables, provisions and going concern, are described in Note 3 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers. Unless otherwise indicated, the business address of all of our directors and executive officers is Suite 4, 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

Name	Age	Position	Appointed	Resigned
Directors:
Kevin Chin (1)	53	Chairman	April 27, 2016
Peter Jeavons (1)(2)(3)(4)	61	Non-Executive Director	June 16, 2020
William Langdon (1)(2)(3)(4)	65	Non-Executive Director	June 16, 2020
Michael Hui (1)(4)	46	Non-Executive Director	January 22, 2020

Executive Officers:
Kevin Chin (1)(4)	53	Chief Executive Officer	March 25, 2020
David Mansfield	50	Chief Financial Officer	May 21, 2025	May 31, 2026
Jacqui Johnson	60	Global HR Director	July 1, 2021
Chris Mallios	55	Chief Commercial Officer	January 29, 2024
Keith Loose	47	Chief Technology Officer	May 9, 2025	March 2, 2026
Syed Muhammad Nouman	40	Group Finance Director, Accounting and Finance	July 20, 2026
Gary Challinor		Company Secretary	December 16, 2025

(1)	Member (or in the case of Mr. Chin, non-voting observer) of the Audit and Risk Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nomination Committee.
(4)	Member of the Sustainability Committee

The following sets forth biographical information regarding our directors and executive officers. There are no family relationships between any director or executive officer and any other director or executive officer.

There are no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that: Kevin Chin, our chairman, beneficially owns 14.3% of VIVO at June 30, 2026, through his various holdings including AWN.

Recent Changes to the Board of Directors and Senior Management

On 19 February 2026, the Company announced the departures of David Mansfield, Chief Financial Officer, and Keith Loose, Chief Technology Officer, as part of the Group’s strategic repositioning. On 20 July 2026, Syed Muhammad Nouman, FCA, was appointed Group Finance Director with effect from that date. He also serves as Principal Financial Officer and Principal Accounting Officer for the purposes of the Company’s SEC reporting obligations.

Their biographies are set out below.

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

David Mansfield

David Mansfield served as our Chief Financial Officer from May 2025 until May 31, 2026. Mr. Mansfield has a strong background in finance, with expertise in structured financing, platform development, and technology optimization. He began his career in Structured Fixed Income Derivatives then moved to Goldman Sachs, where he helped establish its Equity Derivatives Financing business.

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

Keith Loose

Mr. Loose worked in technology as a developer, security analyst and architect or head of engineering at JP Morgan, HSBC, CLSA, Block.One and Block Inc, and as a technology advisor, consultant or CTO for several firms. He also advised family offices and funds on technical due diligence and on trade execution systems, and held senior roles at investment banks, publicly listed technology firms, a retail crypto exchange and OTC brokerages. Mr. Loose left the company in May 2026.

Gary Challinor

Gary served as VivoPower’s Chief Financial Officer from November 2020 until March 2025 and was subsequently appointed Company Secretary on December 16, 2025.

Syed Muhammad Nouman

Nouman is VivoPower’s Group Finance Director and serves as the Company’s Principal Financial Officer and Principal Accounting Officer. He is a Fellow Chartered Accountant with more than 17 years of international finance and accounting leadership experience.

Nouman began his career at PwC and has since held senior leadership roles across the oil and gas, real estate, automation engineering and hospitality sectors. His expertise includes financial control and reporting, audit and risk management, IFRS and US GAAP, mergers and acquisitions, commercial finance, global tax management and working-capital optimization.

At VivoPower, Nouman oversees group financial control, statutory and public-company reporting, financial planning and audit readiness across the Company’s international operations. He also supports capital raising, corporate transactions, joint ventures and the execution of VivoPower’s strategic growth initiatives.

Directors

Kevin Chin

Kevin Chin is the founder of Arowana, a leading global B Corporation certified investment group with operating companies across the U.K., U.S., Europe, Asia, the Middle East and Australia, as well as owning other unlisted companies and investments. One of those operating companies is AWN which is an Australian unlisted holding company. AWN is a significant shareholder in VivoPower.

Over his 25-plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book, HyperTurnaround! which chronicles the privatization, rapid turnaround, and subsequent global scale up of a software company called RuleBurst Haley culminating in a sale to Oracle. Mr. Chin has regularly written for Inc.com on topics such as turnarounds and growing pains challenges and has been interviewed by Entrepreneur.com and other key business publications. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations with prior roles at LFG, J.P. Morgan, PwC and Deloitte.

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

Mr. Hui served as Managing Director (Australasia) for VivoPower’s significant shareholder, AWN, and also the broader Arowana group’s activities in Australia and New Zealand from 2011 until 2024, when he ceased to be an employee of AWN. Previously, Michael was Co-founder and CEO of an online-payments business and spent more than 10 years as a lawyer practicing corporate and commercial law. He resides in Brisbane, Australia.

B. Compensation

Directors and Executive Management Compensation

The tables below set out the compensation paid to our directors and executive officers for the year ended June 30, 2026 and year ended June 30, 2025 (in US Dollars).

Year Ended June 30, 2026	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	DSU	Total
Directors:
Kevin Chin (Chair) 1	$87,951	$-	$-	$-	$-	$626,866	$714,817
Peter Jeavons 2	$96,642	$-	$-	$-	$-	$156,716	$253,358
William Langdon 3	$95,750	$-	$-	$-	$-	$156,716	$252,466
Michael Hui 4	$97,835	$-	$-	$-	$-	$156,716	$254,552
Executive Officers:
Kevin Chin 5	$469,515	$-	$-	$-	$-	$-	$469,515

Year Ended June 30, 2025	Salary & Fees	Benefits	Pension	Long Term Incentives	Severance	Total
Directors:
Kevin Chin (Chair) 1	$87,953	$-	$-	$-	$-	$87,953
Peter Jeavons 2	$73,000	$-	$-	$-	$-	$73,000
William Langdon 3	$65,500	$-	$-	$-	$-	$65,500
Michael Hui 4	$50,000	$-	$-	$-	$-	$50,000
Executive Officers:
Kevin Chin 5	$466,834	$-	$-	$-	$-	$466,834

1	Mr. Chin is paid a fee of GBP 68,000 (US$ 87,951) per annum as Executive Chairman during the year.

2	Mr. Jeavons was paid fees of US$ 96,642 during the year, Until January 31, 2026 Mr. Jeavons received an annual base board fee of US$ 50,000, together with an annual fee of US$ 7,500 as chair of the sustainability committee, US$ 7,500 as chair of the remuneration committee, US$ 4,000 as member of the audit and risk committee and US$ 4,000 as member of the nomination committee. With effect from February 1, 2026 the base board fee was revised to US$ 155,000 per annum, of which US$ 77,500 is payable in cash, and his committee fees were revised to US$ 15,000 as chair of the sustainability committee, US$ 20,000 as chair of the remuneration committee, US$ 15,000 as member of the audit and risk committee and US$ 7,500 as member of the nomination and governance committee. Mr. Jeavons elected to receive 100% of his fees for the year in cash.

3	Mr. Langdon was paid fees of US$ 95,750 during the year, comprising a board retainer of US$ 61,458 and committee fees of US$ 34,292. Until January 31, 2026 Mr. Langdon received an annual base board fee of US$ 50,000, together with an annual fee of US$ 7,500 as chair of the audit and risk committee, US$ 4,000 as member of the remuneration committee and US$ 8,000 as chair of the nomination committee. With effect from February 1, 2026 the base board fee was revised to US$ 155,000 per annum, of which US$ 77,500 is payable in cash, and his committee fees were revised to US$ 30,000 as chair of the audit and risk committee, US$ 10,000 as member of the remuneration committee and US$ 15,000 as chair of the nomination and governance committee. Mr. Langdon elected to receive 100% of his cash fees in cash.

4	Mr. Hui’s fees for the year were US$ 97,835, comprising board fees of US$ 61,458, audit and risk committee fees of US$ 7,583 and sustainability committee fees of US$ 1,333. Until January 31, 2026 Mr. Hui received an annual base board fee of US$ 50,000 and, from the second quarter of FY26, an annual fee of US$ 4,000 as a member of the audit and risk committee. With effect from February 1, 2026, the base board fee was revised to US$ 155,000 per annum, of which US$ 77,500 is payable in cash, and the audit and risk committee fee to US$ 15,000 per annum. Mr. Hui is also a member of the sustainability committee, for which a fee of US$ 4,000 per annum (US$ 7,500 from February 1, 2026) is payable only for periods in which the committee meets. Mr. Hui elected to receive 100% of his cash fees in cash.

5	Comprises £325,000 base fees per annum, £38,000 annual professional development allowance per annum.

Employment Agreements

Executive Agreements

Mr. Chin’s remuneration as Chief Executive Officer has remained at £325,000 per annum as Chief Executive since July 1, 2020, payable monthly in arrears. This remuneration plan was decided upon by the Remuneration Committee following a market benchmarking by Pearl Meyer, to align to the new strategy and additional responsibilities. The remuneration includes the cost of any support resources required by Mr. Chin to fulfil the roles. The Committee also approved an additional annual £38,000 fee payable as a professional development allowance to Mr. Chin, as Chief Executive Officer. This payment is to be made on January 1 each year. Mr. Chin has elected to take the significant majority of this remuneration in the form of shares of the Company for FY24, FY25 and FY26.

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

C. Board Practices

Board Composition and Classification of Directors

In accordance with the terms of our articles of association, our Board is divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of shareholders to be held during the years 2026 for Class A directors, 2027 for Class B directors and 2028 for Class C directors:

●	our Class A directors are Peter Jeavons and Michael Hui.

●	our Class B director is William Langdon.

●	our Class C director is Kevin Chin.

Our articles of association provide that the number of our directors shall not be subject to any maximum but shall not be less than two, unless otherwise determined by a majority of our Board.

The division of our Board into three classes with staggered three-year terms may delay or prevent shareholder efforts to effect a change of our management or a change in control.

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

Our Board has determined that Peter Jeavons, Michael Hui and William Langdon are “independent directors” under Rule 5605 of the Nasdaq Listing Rules.

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

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Class A Ordinary Shares at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Class A Ordinary Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable U.K. corporate and securities laws, which do not require shareholder approval for such dilutive events.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable requirements of the rules adopted by the SEC.

Since March 18, 2026, as a result of the Holding Foreign Insiders Accountable Act, our directors and officers have been subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act and are required to file reports of their beneficial ownership of, and transactions in, our equity securities with the SEC on Forms 3, 4 and 5. Because we are a foreign private issuer, they remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale restrictions of Section 16(c) of the Exchange Act. Our directors, officers and principal shareholders are also subject to the obligations to report beneficial ownership of more than 5% of our Class A Ordinary Shares under Section 13 of the Exchange Act and related SEC rules.

The Board met four times during the year, together with additional meetings convened on an ad hoc basis where a matter could not wait for the next scheduled meeting. Board papers are circulated in advance and follow a set agenda to which further items are added as required.

Matters reserved to the Board include approval of the annual budget, significant capital expenditure, acquisitions and disposals, funding transactions and the annual report and financial statements. Significant investments follow the five-stage Investment Committee process, so that the Board receives legal, technical and financial analysis and a risk assessment before it is asked to commit the Group.

Committees of the Board

The Board is supported by the Audit and Risk Committee, the Remuneration Committee, the Nomination and Governance Committee and the Sustainability Committee, each of which operates under a written charter and reports to the Board.

Audit and Risk Committee

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Michael Hui and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. Peter Jeavons and William Langdon joined the committee on June 16, 2020. Michael Hui joined the committee in Q2 FY26.

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

The Board has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each member of the Audit and Risk Committee meets the independence requirements of Rule 10A-3 under the Exchange Act.

Nomination and Governance Committee

The Nomination and Governance Committee of the Board is comprised of William Langdon (who is Chair of the Nomination and Governance Committee), and Peter Jeavons, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards. William Langdon and Peter Jeavons joined the committee on June 16, 2020.

The Nomination and Governance Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Nomination and Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on VivoPower’s Board.

The Nomination and Governance Committee consider persons identified by its members, management, shareholders, investment bankers and others. Pursuant to its charter, the Nomination and Governance Committee, before any appointment is made by the Board, evaluates the balance of skills, knowledge, experience and diversity on the Board, and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, and consider candidates on merit and against objective criteria and with due regard for the benefits of diversity on the Board, taking care that appointees have enough time available to devote to the position.

The Nomination and Governance Committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nomination and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nomination and Governance Committee will not distinguish among nominees recommended by shareholders and other persons.

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

Sustainability Committee

The Sustainability Committee was formed on 18 December 2020 and is comprised of Peter Jeavons (Chair of the Sustainability Committee), Michael Hui and William Langdon.

The Sustainability Committee has a written charter, a form of which is available on VivoPower’s website at www.vivopower.com.

The Sustainability Committee’s duties, which are specified in our Sustainability Committee Charter include, but are not limited to:

●	oversee and monitor VivoPower’s Safety and Health policies, procedures and programs and track any safety and health scorecards against benchmarks;
●	review VivoPower’s B Corp certification and governance policies and initiatives with a view to continuously improving VivoPower’s B score;
●	maintain, update and review the effectiveness of VivoPower’s environmental policies and initiatives designed to ensure environmental sustainability and the minimization of the Company’s environmental footprint;
●	review the effectiveness of VivoPower’s policies and initiatives with regards to community and staff engagement as well as broader corporate social responsibility; and
●	oversee and monitor the reputational impacts of VivoPower’s business strategies and practices, including policies and to ensure appropriate safeguards are in place for dealing fairly and ethically with customers, suppliers, competitors and other employees.

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

D. Employees

As of June 30, 2026, we had 14 (June 30, 2025: 41; June 30, 2024: 94) employees and subcontractors, as follows:

As at June 30, 2026	Australia	US	U.K.	Netherlands	Singapore	Philippines	Dubai	Norway	Total
Sales and Business Development	-	1	1	-	-	-	-	-	2
Central Services and Management	4	-	-	-	-	-	2	-	6
Engineering and Critical Power Services	-	-	-	1	-	-	-	-	1
Data center								5	5
Total employees	4	1	1	1	-	-	2	5	14

As at June 30, 2025	Australia	US	U.K.	Netherlands	Singapore	Philippines	Dubai	Pakistan	Total
Sales and Business Development	4	1	1	-	4	-	1	-	11
Central Services and Management	4	2	1	-	4	2	1	-	14
Engineering and Critical Power Services	2	-	4	2	2	-	4	2	16
Total employees	10	3	6	2	10	2	6	2	41

We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of VivoPower Class A Ordinary Shares as of June 30, 2026, by:

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

The beneficial ownership of VivoPower’s Class A Ordinary Shares is based on 30,724,084 Class A Ordinary Shares issued and outstanding on June 30, 2026. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all people named in the table below have sole voting and investment power with respect to all Class A Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Kevin Chin (1)	4,397,828	(2)	14.3%
Peter Jeavons	93,482		<1%
William Langdon	46,567		<1%
Michael Hui	33,617		<1%
All Directors and Executive Officers as a group (4 persons)	4,571,494		14.9%

(1)

As of 30 June 2026, Kevin Chin, through various entities, held a total of 3,506,210 shares of VIVO. The holdings are distributed as follows: the Panaga Group Trust holds 103,921 shares, Arowana Global Impact Pty Ltd holds 3,076,446 shares, Arowana International UK Ltd holds 295,000 shares, the Chin Family Super Fund holds 28,275 shares, and the KTFC Super Fund holds 2,568 shares. Together with the 891,618 shares held by AWN described in footnote (2), Mr. Chin is deemed to beneficially own 4,397,828 Class A Ordinary Shares.

(2)	Represents 891,618 shares held by AWN and its subsidiaries including Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each entity is deemed to beneficially own 891,618 Class A Ordinary Shares. The business address of these entities is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia. This does not include 1.2 million warrants held by AWN.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

Equity Incentive Plan

On July 3, 2017, the Board approved adoption of the Company’s 2017 Omnibus Incentive Plan (the “Incentive Plan”), which was subsequently approved by shareholders. The purpose of the Incentive Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby personnel of the Company and its subsidiaries can acquire and maintain equity interests in the Company and align their interests with those of the Company’s shareholders. Types of awards that may be granted under the Incentive Plan include options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards and performance compensation awards. The Remuneration Committee of the Board administers the Incentive Plan and determines the terms and conditions of the awards. Awards are evidenced by an award agreement containing the terms and conditions of each award. Under the Incentive Plan (or a Sub-Plan for Non-Employees that was also approved with the Incentive Plan), the Company may grant awards to employees, executives, officers, consultants, or advisors of the Company or its subsidiaries.

On July 6, 2023, the shareholders approved an amendment to the Incentive Plan allowing the number of Class A Ordinary Shares reserved under the Incentive Plan to automatically increase each July 1, beginning on July 1, 2023, and ending on July 2, 2032, by 5.0% of the outstanding number of Class A Ordinary Shares on the immediately preceding June 30, or such lesser amount as determined by the Company’s Remuneration Committee.

On October 4, 2023, the Company announced a one-for-ten (1-for-10) reverse stock split and par value change of its Class A Ordinary Shares which began trading on a post-split basis on October 6, 2023. In accordance with the terms of the Incentive Plan, outstanding awards were adjusted proportionately to reflect the reverse stock split.

On January 30, 2026, the shareholders approved an increase in the maximum number of Class A Ordinary Shares that may be issued under the Incentive Plan from 10% to 15% of the Company’s issued share capital. The Incentive Plan was amended and restated on February 27, 2026 to reflect this increase, and now permits the issue of up to 15% of the Class A Ordinary Shares issued and outstanding from time to time on a fully-diluted basis, in addition to the annual increase described above.

During the financial years ended 30 June 2026, 2025, and 2024, the following awards, including Restricted Stock Units (RSUs), Performance Stock Units (PSUs) and Stock Subscription Warrants (BSAs), under the Incentive Plan have been granted, and have vested or forfeited:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	$16
Granted	151	613
Vested	(95)	(323)
Forfeit	-	-
Outstanding at June 30, 2025	89	306
Granted	1,132	5,102
Vested	(1,026)	(4,777)
Forfeit	(31)	(110)
Outstanding at June 30, 2026	164	521

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

As described in Note 35 to our consolidated financial statements, we restated our consolidated financial statements as of and for the year ended June 30, 2025. We evaluated the restatement under our Policy for the Recovery of Erroneously Awarded Compensation, Nasdaq Listing Rule 5608 and Rule 10D-1 under the Exchange Act. No current or former executive officer received incentive-based compensation during the applicable recovery period that was based on the financial reporting measures affected by the restatement. Accordingly, no erroneously awarded compensation was identified, and no amount was outstanding to be recovered as of June 30, 2026.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares as of June 30, 2026 by each person known to us to beneficially own 5% and more of our Class A Ordinary Shares.

The beneficial ownership of VivoPower’s Class A Ordinary Shares is determined based on 30,724,084 Class A Ordinary Shares issued and outstanding on June 30, 2026. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership
Kevin Chin (1)	4,397,828	(2)	14.3%
TAG INTL DMCC(Emirates family office)	6,500,000		21.2%
LIAN Group	2,562,316		8.3%

(1)

As of 30 June 2026, Kevin Chin, through various entities, held a total of 3,506,210 shares of VIVO. The holdings are distributed as follows: the Panaga Group Trust holds 103,921 shares, Arowana Global Impact Pty Ltd holds 3,076,446 shares (including 2,481,531 newly issued shares), Arowana International UK Ltd holds 295,000 shares, the Chin Family Super Fund holds 28,275 shares, and the KTFC Super Fund holds 2,568 shares. Together with the 891,618 shares held by AWN described in footnote (2), Mr. Chin is deemed to beneficially own 4,397,828 Class A Ordinary Shares. This does not include the 1.2 million warrants issued to AWN.

(2)	Represents 891,618 shares held by AWN and its subsidiaries including Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”), Arowana Energy Holdings Pty Ltd. (“Arowana Energy”), AWN, as the controlling shareholder of each entity is deemed to beneficially own 891,618 Class A Ordinary Shares. The business address of these entities is c/o AWN Holdings Limited, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia.

None of the above shareholders have different voting rights from other shareholders as of the date of this Annual Report.

B. Related Party Transactions

Transactions and Balances with Related Persons

Related party transactions are subject to the Company’s conflict of interest review and approval procedures described below.

Kevin Chin, Chairman and Chief Executive Officer of VivoPower, is also Chairman and Chief Executive Officer of AWN. As of June 30, 2026, AWN held a 2.9% equity interest in the Company.

During the period, a number of services, including financing support were provided to the Company from AWN and its subsidiaries; the extent of the transactions between the two groups is listed below.

The disclosures below retain the history of transactions through June 30, 2025 and add developments for the year ended June 30, 2026 and subsequent events. Terms and balances described for earlier dates are historical and do not represent the terms or balances at June 30, 2026; the dated FY2026 disclosures and subsequent-event disclosures describe the later position.

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

(ii) upon completion by VivoPower PLC of a qualifying liquidity event of at least $5.0 million, Aevitas O Holdings Pty Limited are required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

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

(iv) as consideration for the concessions agreed with AWN on June 30, 2023, VivoPower PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $6.70 per share. These warrants were not exercised and were subsequently cancelled.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. At that date, the loan included a facility limit of $34 million, of which a drawdown of $8.1 million principal was due to be repaid in the then-current period, and $20.9 million principal was non-current. In addition, there was $12 million in interest and fees on the AWN loan due to be repaid in the then-current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. On November 23, 2024 AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. The resulting historical classification was non-current for all but $1 million of interest and for all loan principal; this is not the classification at June 30, 2026. In lieu of deferring the repayment, VivoPower issued 1.2 million cashless warrants to AWN.

Shareholder loan with AWN

Following the June 30, 2024 amendment, the AWN loan facilities were amended and restated under a Deed of Assignment, Novation and Amendment and Restatement dated on or about June 30, 2024. VivoPower PLC is the borrower and Aevitas O Holdings Pty Limited is a guarantor. Security granted to AWN comprises a debenture granted by VivoPower PLC; the Specific Security Deed granted by Aevitas O Holdings, including over its shares in Aevitas Group Limited; and a Jersey-law security agreement granted by VivoPower PLC, including over its shares in VivoPower International Services Limited.

The interest rate is 8% per annum and the line fee is 0.8% per annum. The loan matures on March 31, 2030, with monthly principal repayments from April 1, 2025 of the lesser of the outstanding principal and 1/60th of the maximum advances. The overdue rate is the applicable rate plus 2% per annum.

During the year the Company repaid $1.6 million of principal in July 2025. Principal outstanding decreased from $21.0 million to $19.4 million. At June 30, 2026, accrued interest and fees on this loan were $14.2 million, comprising interest of $9.3 million, line fees of $1.9 million, refinancing fees of $1.7 million, extension fees of $1.2 million and establishment fees of $0.075 million. No interest or fees were paid during the year.

Mandatory prepayments apply on a qualifying liquidity event, including capital or debt raises or proceeds from disposals, with 20% of proceeds below $5.0 million, rising to $3,275,000 plus 45% of proceeds of $12.5 million or more. A change of control or sale of substantially all assets makes the full balance immediately repayable.

In December 2021, a short term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of 10.00% per annum payable on the principal sum upon maturity. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

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

Short-term loans with AWN

The short-term facilities described below were originally advanced to Aevitas O Holdings Pty Limited. The Deed of Assignment, Novation and Amendment and Restatement referred to above is a contractual loan document and is distinct from the accounting restatement described in Note 35 to the consolidated financial statements.

The December 2021 loan of AU$1.5 million bears interest at 12.5% per annum, with an expiry date of April 1, 2025 and extension fees of AU$40,000 and AU$60,000. At June 30, 2026, AU$2.45 million was owing, including approximately AU$0.85 million of interest.

The February 22, 2022 loan of $3.0 million bears interest at 10.0% per annum, with an expiry date of April 1, 2025 and extension fees of $85,000 and $110,000. At June 30, 2026, $4.5 million was owing, including approximately $1.3 million of interest.

The December 22, 2022 loan of $3.0 million bears interest at BBSY bid rate plus 15.0%, with an effective rate of 18.75% to 19.82% in the year, an expiry date of April 1, 2025, an extension fee of $115,000 and an exit fee of $90,000. At June 30, 2026, $5.2 million was owing, including approximately $2.0 million of interest.

The February and March 2023 loans of AU$0.5 million and AU$0.25 million bear interest at BBSY plus 15.0%, with an expiry date of October 31, 2025, 1% establishment fees and 3% exit fees. At June 30, 2026, AU$0.83 million and AU$0.42 million were owing.

The July 2023 loans of AU$0.25 million and AU$0.28 million had the same terms as the February and March 2023 loans. At June 30, 2026, AU$0.40 million and AU$0.44 million, respectively, remained outstanding. A further AU$0.28 million was repayable from Kenshaw Solar cash exceeding AU$50,000. Interest on these loans was deferred and payable at expiry, and no interest had been paid as at June 30, 2026.

On July 1, 2026, the deed of company arrangement (DOCA) for KESW SO Pty Ltd (formerly Kenshaw Solar Pty Ltd) was wholly effectuated. As disclosed in Note 33, related-party creditors did not participate in the distribution, and all remaining claims against KESW SO Pty Ltd were extinguished upon effectuation of the DOCA. Accordingly, the outstanding amounts relating to the Kenshaw Solar facilities covered by the DOCA, including any associated deferred interest, were extinguished on July 1, 2026, with no further amount payable in respect of those extinguished obligations.

Total owed to AWN at June 30, 2026 was $46.4 million, comprising principal of $27.3 million and accrued interest and fees of $19.1 million, as described in the detailed shareholder loan disclosures in Note 26 to the consolidated financial statements. The separate $1.4 million related party loan from AGI is not included in these AWN amounts.

The detailed shareholder loan disclosures in Note 26 report FY2026 interest expense, including line and refinancing fees, of $3.2 million, with current principal of $12.8 million and non-current principal of $14.6 million. The stated expiry dates for the short-term loans (April 1 and October 31, 2025) had passed at June 30, 2026. Note 26 states that no overdue-rate interest has been accrued and that Aevitas O Holdings Pty Limited guarantees the obligations to AWN.

As described in Item 5 and Note 33, in July and August 2026, $28.8 million of principal described in the Form 20-F as AWN shareholder debt was retired, comprising $16.5 million exchanged for 165,000 convertible preference shares and $12.3 million repaid in cash. Approximately $16 million of accrued interest was reported as remaining outstanding after those transactions, with settlement options under discussion, including conversion into Class A Ordinary Shares.

Historically, Aevitas issued 4,697 Aevitas Preference Shares of face value A$46,970 to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee. The historical dividend for the year ended June 30, 2023 is described in Note 32 to the consolidated financial statements.

Chairman’s fees for Kevin Chin in the amount of £68,000 ($87,953) were charged to the Company by Arowana Global Impact Pty Ltd (“AGI”, formerly Arowana Partners Group Pty Ltd) during the year ended June 30, 2025. A further $0.5 million (as of June 30, 2024: $0.4 million) incurred by AGI on behalf of the Company were recharged to the Company during the year ended June 30, 2025. At June 30, 2025, the Company had an account payable of $1.2 million (as of June 30, 2024: $0.7 million) in respect of these services. Mr. Chin was a shareholder and director of AGI during the year ended June 30, 2025.

Historically, Mr. Chin’s CEO remuneration comprised £325,000 base fees and a £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited were recharged to the Company during the year ended June 30, 2025. Of the base salary in FY23, 4 months were paid in cash, while for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation. At June 30, 2025, the Company had an account payable of $1.3 million in respect of these services and recharges.

As CEO, Mr. Chin is paid fees through Arowana International UK Limited. For the year ended June 30, 2026, the amount was £363,008 ($469,515), including professional development.

During the year ended June 30, 2026, director fees for Peter Jeavons, William Langdon and Michael Hui were $96,642, $95,750 and $97,835, respectively, including board and committee fees.

Mr. Chin received equity-based remuneration following his appointment as Chief Executive Officer in March 2020. Of the 8,720 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 1,744 RSUs ($13,080) vested in 2023. Of the 26,160 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 3,146 RSUs ($23,592) vested in 2023. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 9,429 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

Equity-based remuneration

During the year, the Company granted Kevin Chin 200,000 deferred share units (“DSUs”) with a fair value of $4.20 per DSU. The total award value was $840,000, of which $626,866 was recognized in the year.

Each of the three non-executive directors received 50,000 DSUs with a total award value of $210,000 each, of which $156,716 was recognized in the year. Total DSU expense recognized in the year was $1.1 million, with $0.4 million remaining to be recognized in the year ending June 30, 2027.

The DSUs vested on August 21, 2026. As of the date of this report, the 350,000 VivoPower shares to be issued in settlement of the DSUs have not yet been issued. Certain prior RSUs were converted to DSUs on August 1, 2026 pursuant to the February 26, 2026 board resolution, and the shares in respect of these have also not yet been issued. The supporting FY2026 share-award schedule records 7,430 prior RSUs converted to DSUs on August 1, 2026: 3,078 for Kevin Chin, 1,684 for Michael Hui, 1,334 for Bill Langdon and 1,334 for Peter Jeavons. The corresponding shares had not been issued as recorded in the schedule.

On November 26, 2021, AGI provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at a rate of 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. On October 6, 2023, the Company also received an interest-only loan of $48,000 from Arowana United Enterprises Pte Ltd bearing interest at 8% per annum.

Other Arowana loans

Loan agreements dated June 29, 2024 consolidated earlier financing from Arowana Global Impact Pty Ltd (“AGI”) with an A$1.0 million limit and an expiry date of July 1, 2025, and Arowana International UK Limited with a £1.0 million limit and an expiry date of October 1, 2025.

Terms of the agreements include interest of 12% per annum deferred to expiry, an overdue rate 15% above the applicable rate, a 2% establishment fee deferred to expiry, an obligation to issue 295,000 shares and a negative pledge with no specific security identified.

At June 30, 2026, VivoPower owed $1,177,394 to AGI and $63,537 to Arowana International UK Limited. The $48,000 loan from Arowana United Enterprises Pte Ltd also remained outstanding at June 30, 2026.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18-Financial Statements” and the financial statements referred to therein.

Legal Proceedings

The Company is or was involved in the following ongoing legal disputes with suppliers:

-	BMS Design: Tembo disputes invoices totaling approximately £140,000 raised by BMS Design in connection with a vehicle development project. Tembo contends that the amounts claimed cannot be reconciled to services performed and the matter remains under negotiation.
-	Podium Engineering: In September 2024, Podium Engineering S.r.l. filed an application before the Tribunal of Aosta, Italy (Case No. 708/2024) claiming EUR 192,500 in unpaid fees under an electric vehicle conversion kit development contract. The Tribunal issued a European Order for Payment of EUR 213,049 in November 2024. Tembo filed an opposition in March 2025 and the parties subsequently reached a settlement of EUR 150,000, which has been agreed. The matter is resolved.

-	Hebels: NMW Groep B.V. and J.M. Hebels Holding B.V. (collectively “Hebels”) commenced proceedings against Tembo e-LV B.V. and VivoPower PLC before the Rechtbank Oost-Brabant (Case No. 11589755 CV EXPL 25-1850) in connection with a commercial lease agreement for premises at Marinus van Meelweg 20, Eindhoven, under which VivoPower had provided a joint and several guarantee for Tembo’s obligations. Hebels claimed amounts relating to unpaid rent, vacancy costs, agent fees, and reinstatement costs. On July 2, 2026, the court issued judgment dismissing a significant portion of Hebels’ claims. The total amount awarded and remaining payable, including principal, statutory interest and legal costs, is EUR 44,046. This was paid off post year end.
-	Compliance Quest: ComplianceQuest Inc. filed suit in the U.S. District Court for the Middle District of Florida (Case No. 8:25-cv-01467) claiming US$ 200,891 in unpaid software subscription fees. The matter was settled for US$ 75,000 and the case has been dismissed during the year.
-	Workato settlement. In May 2026, VivoPower International Services Limited (“VISL”) settled a claim from Workato over unpaid software subscription invoices dating from 2022 and 2023. Workato had claimed US$ 75,871.37, including costs and interest. Under the settlement, VISL agreed to pay US$ 42,500 in full and final settlement, in five monthly instalments of US$ 8,500 running from June 18, 2026 to October 19, 2026. The settlement includes a mutual release, contains no admission of liability by either party, and is governed by Jersey law. As of the date of this annual report, all instalments had been paid in accordance with the agreement.
-	Accès Industriel Mining, Inc. asserted claims against VivoPower arising from a dispute concerning the supply and installation of electric vehicle conversion equipment under a distribution agreement entered into in June 2021. In October 2025, the parties entered into a settlement agreement to resolve the dispute without any admission of liability by either party.

Other legal matters are disclosed below:

-	In April 2026, VivoPower International Services Limited entered into a payment arrangement with HM Revenue & Customs (HMRC) in respect of outstanding PAYE and VAT liabilities totaling approximately £1.21 million, including interest relating primarily to the COVID period. Under the arrangement, the Company paid £127,555.77 in March 2026 and agreed to make monthly payments of approximately £48,400, commencing in May 2026, with the final scheduled payment due in May 2028, subject to compliance with the agreed terms.
-	In August 2025, the Norwegian Tax Administration (Skatteetaten) notified Arctic Norge Data I AS (formerly Nordland Data AS), before our acquisition of the company, of an audit covering VAT and corporate income tax for the period from January 1, 2022 to February 28, 2025. In December 2025, Skatteetaten extended its review of VAT to 2021. The audit remains ongoing. As of the date of this Annual Report, Skatteetaten has not made any findings or proposed any adjustments, and no assessment has been made and no sanction or monetary claim has been notified to us.

Dividend Policy

We have not declared or paid any cash dividends on our Class A Ordinary Shares. We currently do not intend to declare or pay cash dividends on our Class A Ordinary Shares in the foreseeable future. Any future determination to declare or pay dividends to holders of our Class A Ordinary Shares will be at the discretion of our Board of Directors and will depend on a number of factors, including our financial condition, results of operations, cash flows, capital requirements, business prospects, liquidity, earnings, applicable legal requirements, restrictions contained in our debt arrangements and other factors that our Board of Directors deems relevant.

As a company incorporated in England and Wales, we may pay dividends only out of distributable profits, as determined by reference to our relevant accounts under Part 23 of the Companies Act 2006. At June 30, 2026, VivoPower PLC, the parent company, had an accumulated deficit and did not have distributable profits. Accordingly, we would be unable to declare or pay a dividend on our Class A Ordinary Shares, whether in cash or in shares, until we have generated sufficient distributable profits. A dividend paid in breach of these requirements would be unlawful, and recipients who knew or had reasonable grounds to know of the breach could be required to repay it.

Our convertible preference shares carry a cumulative dividend of 6% per annum, which is payable in kind and is not paid in cash.

We have previously announced potential special dividend and in specie distribution arrangements in connection with the proposed separation of certain of our non-core businesses, including Tembo e-LV B.V. (“Tembo”) and Caret. On July 6, 2026, we announced that those previously contemplated special dividend and related distribution arrangements had been discontinued. In respect of Tembo, the previously contemplated special dividend and related record date arrangements were discontinued and superseded by the arrangements contemplated under the amended Business Combination Agreement and the related registration statement on Form F-4. In respect of Caret, the previously contemplated special dividend and related in specie distribution arrangements were discontinued and superseded by a proposed separation pursuant to which, subject to applicable conditions and approvals, the entire issued share capital of Caret held by the VivoPower group would be distributed in specie to our shareholders on a pro rata basis.

The proposed separation of Caret remains subject to, among other things, final approval by our Board of Directors of the definitive terms, receipt of all necessary regulatory, stock exchange and, if and to the extent required, shareholder approvals, execution of definitive transaction documentation, effectiveness of any required registration, listing or other arrangements, prevailing market conditions and the satisfaction of customary conditions. Accordingly, there can be no assurance as to the final structure, form, timing or other terms of the proposed separation, or whether or when it will be implemented.

Except for any distribution that may be made in connection with the proposed separation of Caret, we do not currently anticipate making any distributions to our shareholders in the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since June 30, 2026. For subsequent events, please refer to Note 33 of the financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

The principal host market for the Class A Ordinary Shares of VivoPower is The Nasdaq Capital Market and the shares are traded under the symbol “VIVO.”

B. Plan of Distribution

Not applicable.

C. Markets

Since December 29, 2016, our Class A Ordinary Shares have been listed on The Nasdaq Capital Market under the symbol “VVPR”. We changed our trading symbol from “VVPR” to “VIVO” effective March 16, 2026.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The description of our share capital and Articles of Association, as amended on January 30, 2026, is set forth in Exhibit 2.1 (Description of Securities) to this Annual Report and is incorporated herein by reference. The description in Exhibit 2.1 replaces the description previously incorporated by reference from our registration statement on Form F-4 filed with the SEC on August 24, 2016, which no longer reflects our share capital. Our current Articles of Association are filed as Exhibit 1.1 to this Annual Report.

C. Material Contracts

See “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees” and “Item 7.B. Related Party Transactions.”

The following material contracts, which were outside of the ordinary course of business, were entered into during the year ended June 30, 2026 (including the exhibits thereto).

●	F-1 offering: In July and August 2025, VivoPower issued 2,044,749 Class A Ordinary Shares at US$6.05 per share under its Form F-1, for gross proceeds of approximately US$12.37 million (approximately US$11.30 million net).
●	Regulation S: In September and October 2025, VivoPower issued 400,000 and 50,000 Class A Ordinary Shares at US$4.24 per share, for proceeds of US$1.696 million and US$212,000, respectively. In May 2026, VivoPower issued 615,714 Class A Ordinary Shares for proceeds of US$2,154,999.
●	Aevitas preference shares (non-cash): In April 2026, the Board approved the issuance of 41,507 CPS at US$100 per share (US$4,150,700) to a nominated third-party investor. These CPS formed part of PIPE 1. The consideration comprised the investor’s acquisition of up to 426,568 Aevitas Preference Shares (A$4,265,680) and assumption of A$1,580,322 of unpaid dividends. Upon completion, the instrument and related dividend liability will be derecognized.
●	PIPE 1: Between January and April 2026, VivoPower issued 255,000 Series 1 Convertible Preference Shares (CPS 1) at US$100 per share, for proceeds of US$25.5 million. The shares were subscribed for by a number of private institutional investors and family offices. Including the Aevitas CPS, the total raise was approximately US$29.7 million.
●	TAG INTL DMCC: VivoPower received US$8.5 million in loans from TAG INTL DMCC in January and February 2026. Separately, Tembo received US$921,965 as a part-payment under its advance subscription agreement with TAG.
●	On May 12, 2026, VivoPower completed its acquisition of the Norwegian data center business from Cowa for a consideration of US$37.7 million. The consideration comprised US$20.5 million in cash on closing, deferred cash of US$10.25 million payable in two instalments (US$5 million within 6 months and US$5.25 million within 12 months of closing), and US$10.25 million in Class A Ordinary Shares being 1,507,353 shares issued at US$6.80 per share, together with contingent warrants over 1,055,147 Class A Ordinary Shares at an exercise price of US$0.001 per share. The warrants were exercised on a cashless basis on June 17, 2026 for 1,054,963 Class A Ordinary Shares. The deferred cash consideration of US$10.25 million remained payable at June 30, 2026.

D. Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulation and certain economic sanctions which may be in force from time to time, there are no English laws or regulation, or any provision of our articles of association, which would prevent the import or export of capital or the remittance of dividends, interest or other payments by us to holders of our Class A Ordinary Shares who are not residents of the U.K. on a general basis.

E. Taxation

U.K. Tax Considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of Class A Ordinary Shares who are only resident for tax purposes in the U.K., who hold the Class A Ordinary Shares as investments and who are the beneficial owners of the Class A Ordinary Shares. The statements may not apply to certain classes of holders of Class A Ordinary Shares, such as dealers in securities and persons acquiring Class A Ordinary Shares in connection with their employment. Prospective investors in Class A Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Class A Ordinary Shares should consult their own tax advisers.

Dividends

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Individuals

Dividends received by an individual shareholder who is resident in the U.K. for tax purposes are subject to U.K. income tax. For the 2026/2027 tax year, the first £500 of dividend income in the tax year is taxed at a nil rate (the “dividend allowance”). Dividend income in excess of the dividend allowance is taxed at 10.75% to the extent it falls within the basic rate band, 35.75% to the extent it falls within the higher rate band and 39.35% to the extent it falls within the additional rate band. Dividend income that falls within the dividend allowance counts towards the individual’s basic or higher rate band, and so may affect the rate of tax payable on dividend income above the allowance. Whether dividend income falls in the basic, higher or additional rate band depends on the individual’s total taxable income for the tax year.

Corporate shareholders within the charge to U.K. corporation tax

Holders of Class A Ordinary Shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us, provided that one of a number of possible exemptions applies.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the applicable rate of U.K. corporation tax (25% for companies with profits in excess of £250,000, 19% for companies with profits below £50,000, and marginal relief for companies with profits between £50,000 and £250,000).

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of Class A Ordinary Shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred unrelieved capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The current annual exemption for the 2026/2027 tax year is £3,000 for individuals and personal representatives, and £1,500 for most trustees.

Subject to any reliefs that may be available, an individual holder will be subject to capital gains tax on any gain above the annual exemption amount at a rate of 18% or 24% depending on the total amount of the individual’s taxable income in the same tax year as the disposal takes place.

Companies

A disposal or deemed disposal of Class A Ordinary Shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any exemptions or reliefs that apply or may be available. U.K. corporation tax is charged on chargeable gains at the current main rate of 25% for companies with profits exceeding £250,000, and a lower rate of 19% for companies with profits up to £50,000. Marginal relief applies to companies with profits between these amounts, providing a gradual increase in the corporation tax rate from 19% to 25%. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and now only applies to assets acquired prior to 31 December 2017.

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

Depositary Receipt Systems and Clearance Services

U.K. domestic law provides that where our Class A Ordinary Shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings PLC, Vidacos Nominees Limited v. The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs (“HMRC”), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, The Depository Trust Company (“DTC”)).

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

Norwegian Tax Considerations

The following statements are a general guide to certain aspects of current Norwegian tax law and published practice, both of which are subject to change, possibly with retrospective effect. They do not constitute tax advice. Holders of Class A Ordinary Shares should consult their own tax advisers regarding the tax consequences applicable to their particular circumstances.

During FY2026, the Group acquired VivoPower Norge Infrastructure AS (fka Cromwell AS) on May 12, 2026. VivoPower Norge Infrastructure AS is resident in Norway for tax purposes. The acquisition does not change the issuer of the Class A Ordinary Shares, which remains VivoPower PLC, and dividends on the Class A Ordinary Shares continue to be paid by the U.K. parent.

Holders of Class A Ordinary Shares are not, solely because of this acquisition, subject to Norwegian withholding tax on dividends paid by VivoPower PLC, and a disposal of Class A Ordinary Shares does not, solely for that reason, constitute a disposal of a Norwegian asset.

Norwegian tax may arise for a holder only in circumstances specific to that holder, for example where the holder is resident in Norway for tax purposes or carries on business in Norway through a permanent establishment to which the Class A Ordinary Shares are attributable.

At the company level, Norwegian corporation tax is levied at a rate of 22 percent. Dividends paid by Cromwell AS to its non-Norwegian parent may be subject to Norwegian withholding tax, generally at a rate of 25 percent, subject to any applicable exemption or relief under a tax treaty, including the U.K.–Norway tax treaty. These are tax consequences for the Group arising from the acquisition and do not constitute Norwegian taxes imposed on holders of Class A Ordinary Shares.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such Class A Ordinary Shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Class A Ordinary Shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;

●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons that hold the Class A Ordinary Shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

●	S corporations;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and

●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership, and disposition of our Class A Ordinary Shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof; and the income tax treaty between the U.S. and the U.K., in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership, and disposition of our Class A Ordinary Shares or that such a position would not be sustained.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Class A Ordinary Shares that is (or is treated as), for U.S. federal income tax purposes:

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in our Class A Ordinary Shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our Class A Ordinary Shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to Class A Ordinary Shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the Class A Ordinary Shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our Class A Ordinary Shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to non-corporate U.S. holders, dividends generally will be taxed at the lower applicable long-term capital gains rate if our Class A Ordinary Shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits of the income tax treaty between the U.S. and the U.K. and certain other requirements are met. In addition, if we are classified as a PFIC in a taxable year in which a dividend is paid or the prior year, this lower tax rate will not be available. U.S. holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Class A Ordinary Shares.

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

Sale, Exchange or Other Taxable Disposition of Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Class A Ordinary Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those Class A Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of Class A Ordinary Shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such Class A Ordinary Shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Class A Ordinary Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our Class A Ordinary Shares.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a Controlled Foreign Company (“CFC”) for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our Class A Ordinary Shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our Class A Ordinary Shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for the purposes of the PFIC tests. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our Class A Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our Class A Ordinary Shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2026 taxable year and do not expect to be a PFIC during our 2027 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Class A Ordinary Shares, which are likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, for any taxable year, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our Class A Ordinary Shares) and (b) any gain realized on the sale or other disposition of the Class A Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Class A Ordinary Shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the Class A Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the Class A Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Class A Ordinary Shares are “regularly traded” on a “qualified exchange.” Our Class A Ordinary Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the Class A Ordinary Shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds our Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If such election is made, the U.S. holder will be deemed to have sold our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s Class A Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

If a U.S. holder owns Class A Ordinary Shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our Class A Ordinary Shares, receives distributions with respect to our Class A Ordinary Shares, or has made a mark-to-market election with respect to our Class A Ordinary Shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file an IRS Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Class A Ordinary Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A Ordinary Shares and on the proceeds from the sale, exchange or disposition of Class A Ordinary Shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements with Respect to Payments of Offer Price

U.S. holders paying more than $100,000 for our Class A Ordinary Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our Class A Ordinary Shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Financial Asset Reporting

Furthermore, certain U.S. holders who are individuals and certain entities will be required to report information with respect to such U.S. holder’s investment in “specified foreign financial assets” on IRS Form 8938, subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include our Class A Ordinary Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. holders are urged to consult their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Class A Ordinary Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

We are subject to the reporting requirements of foreign private issuers under the Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our principal shareholders are exempt from Section 16 of the Exchange Act, and our directors and officers, although subject to the reporting requirements of Section 16(a) since March 18, 2026, are exempt from the short swing profit recovery provisions of Section 16(b). Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.vivopower.com.

You may request copies of our reports, at no cost, by writing, emailing, or telephoning us as follows:

VivoPower PLC

Attention: Syed Muhammad Nouman

Suite 4, 7th Floor, 50 Broadway,

London SW1H 0DB

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

Foreign Exchange Risk

The Group operates across the United Kingdom, United States, Australia, the Netherlands, Norway, Philippines and the United Arab Emirates and is exposed to movements between the US dollar, Norwegian krone, Pound Sterling, Euro and Australian dollar. Delivery of the Group’s strategy also depends on attracting and retaining suitably qualified technical, commercial and finance personnel.

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily between USD, AUD, EUR, NOK and GBP.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2026:

●	Cash and cash equivalents $0.69 million denominated in AUD, $0.02 million denominated in EUR, $0.04 million denominated in GBP and $0.08 million in NOK.
●	Restricted cash $0.06 million denominated in AUD.
●	Trade and other receivables $0.62 million denominated in AUD, $5.15 million in NOK, $0.12 million in AED and $0.02 million in GBP.
●	Trade and other payables $6.0 million denominated in NOK and $4.3 million in GBP

Of the total shareholder loan of $27.3 million, $25.4 million is denominated in USD and $1.9 million is denominated in AUD.

We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks but may do so in the future when we deem it appropriate in light of the significance of such risks. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all. See “Item 3. Key Information-D. Risk Factors-Risks related to our business and operations -We are exposed to foreign currency exchange risks because certain of our operations are located in foreign countries”.

Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Australian dollar, Norwegian krone, British pound sterling and Euro. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial condition resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

Interest Rate Risk

As a result of the related party loan agreement, the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

Credit Risk

Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties. Our largest credit exposure is the US$53.3 million receivable for subscription amounts under our Regulation S placement, which is unsecured, represented 69% of our current assets at June 30, 2026, and has not been paid when due. Our revenue is also concentrated in one customer, Corner Norway. We monitor overdue balances and review the recoverability of individual debtors at the end of each reporting period.

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

Market Risk

Bitcoin price risk: Nordland Data receives a share of the bitcoin mined under the Corner hosting agreement as a compute-based fee, measured at fair value on each service day. Our hosting revenue therefore varies with the market price of bitcoin. We do not hedge this exposure.

Equity price risk: The fair value of our warrant liabilities depends on our share price, and changes in fair value are recognized in profit or loss. We do not hedge this exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D. Material modifications to the rights of security holders

At a general meeting held on January 30, 2026, our shareholders approved the redesignation of our existing ordinary shares of US$0.12 each as Class A ordinary shares, and our articles of association now provide for Class A ordinary shares, Class B ordinary shares and preference shares. Each Class A ordinary share carries one vote. Our articles also authorize Class B ordinary shares, which would carry twenty votes each, have equal economic rights to the Class A ordinary shares and convert into Class A ordinary shares on a one-for-one basis in the circumstances set out in our articles. No shares have been redesignated as Class B ordinary shares and no Class B ordinary shares exist or have been issued. All of our issued ordinary shares are Class A ordinary shares.

During FY2026 we issued convertible preference shares (“CPS”) with a par value of US$100 each, a 6% dividend payable in kind and a conversion price of US$6.80 per Class A ordinary share. The CPS rank ahead of our Class A ordinary shares as to dividends and on a return of capital. See “Item 10. Additional Information - B. Memorandum and Articles of Association” for a description of the rights of each class of our shares.

E. Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2026. Based on this evaluation, and because of the material weaknesses in internal control over financial reporting described below, management concluded that our disclosure controls and procedures were not effective as of such date.

(b)	Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, using the criteria set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, management concluded that internal control over financial reporting was not effective as of June 30, 2026, because of the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

Following the prior-year audit, management recognized the need to strengthen the Group’s accounting resources to support its existing business and planned growth. After the departure of the previous accounting team, the Group appointed a new Chief Accounting Officer, who has recruited experienced accounting professionals. Alongside preparing the FY2026 financial statements, the new team has reviewed accounting and control procedures and is working to update systems and procedures to address the material weaknesses described below.

The material weaknesses identified related to the Company’s consolidated financial reporting process and included the following:

● Controls over the timeliness, completeness and accuracy of the financial close and reporting process were not adequately designed or operating effectively to ensure that all material transactions and developments were properly recorded. Management recorded various post-close adjustments during the audit affecting significant accounts and disclosures, including investment and intangible asset valuations, business combination valuations and acquisition opening balances, and equity and equity-based transactions, including warrants and stock subscription receivables.

● The Company did not utilize the journal entry approval functionality within NetSuite. Journal entries were not subject to formal approval when recorded; instead, approvals were performed retrospectively during the month-end close process.

● The Company did not document its review and approval of certain subsidiaries’ monthly financial reporting packages maintained by a third-party accounting firm, increasing the risk that material misstatements would not be identified and corrected on a timely basis.

● User access listings were not reviewed or updated regularly, increasing the risk of unauthorized access and inadequate segregation of duties.

● The Company did not consistently maintain executed, countersigned agreements supporting recorded balances. In certain cases, agreements remained in draft form, creating a risk to the completeness and accuracy of liability recognition.

● Detailed supporting schedules were not provided for certain account balances, and reliance was placed on general ledger details, limiting the ability to substantiate the accuracy and completeness of those balances.

As of June 30, 2026, the material weaknesses described above remained outstanding. Building on the staffing changes described above, management has begun implementing a remediation plan, including enhancing staff training and implementing automated workflows.

The remediation plan is intended to strengthen the Company’s financial reporting processes through the following measures:

● Formalizing the group financial close timetable and reporting checklist, assigning responsibility for significant balances and disclosures, and requiring documented review of the accounting for acquisitions, valuations, warrants and other complex transactions, with support from qualified external specialists where appropriate.

● Implementing the journal entry approval functionality in NetSuite, establishing appropriate separation between preparers and approvers, and retaining supporting documentation and evidence of approval before entries are posted.

● Establishing standardized monthly reporting packages for subsidiaries, including those maintained by third-party accounting firms, and requiring documented review and approval by group finance.

● Establishing periodic reviews of system access and incompatible permissions, and procedures for promptly removing access that is no longer required.

● Maintaining a central register of executed agreements and requiring finance review of contractual terms and supporting documentation for recorded balances, with documented review and escalation of exceptions involving unsigned agreements.

● Requiring detailed supporting schedules and reconciliations for significant account balances, with designated preparers and reviewers and documented investigation and resolution of reconciling items.

Management intends to monitor the implementation of these measures and report progress to the Audit Committee. The material weaknesses will not be considered remediated until the relevant controls have operated for a sufficient period and management has tested their effectiveness. The Company cannot provide assurance as to when remediation will be completed or that these measures will be sufficient to remediate all identified material weaknesses.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm on internal control over financial reporting because we are a non-accelerated filer.

(d) Changes in internal control over financial reporting

Except for the remediation efforts described above, there were no changes in our internal control over financial reporting during the year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit and Risk Committee is comprised of William Langdon (who is Chair of the Audit and Risk Committee), Peter Jeavons and Michael Hui, each of whom the Board has determined to be independent under the applicable Nasdaq listing standards and to meet the independence requirements of Rule 10A-3 under the Exchange Act. Peter Jeavons and William Langdon joined the committee on June 16, 2020, and Michael Hui joined the committee in the second quarter of FY26.

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

Our Board has determined that William Langdon satisfies Nasdaq’s definition of financial sophistication and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F, and is independent under the applicable Nasdaq listing standards and Rule 10A-3 under the Exchange Act.

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

VivoPower became certified as a B Corporation in April 2018. VivoPower recertified as a B Corporation in 2021 and was recognized in the Best For The World program as being in the top 5% amongst B Corporations for Governance. In June 2026, we recertified as a Certified B Corporation, extending our B Corp status to 2028. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the annual general meeting on August 20, 2018, to include:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by WithumSmith+Brown, PC for the years ended June 30, 2026 and June 30, 2025, and by PKF Littlejohn LLP for the years ended June 30, 2024, for audit, audit-related, tax, and all other services rendered.

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Audit fees	$315	$250	$267
Audit-related fees	-	-	-
Tax fees	15	-	-
Total	$330	$250	$267

Audit Fees

The audit fees of $315,000 represent the fees of WithumSmith+Brown, PC for audit of June 30, 2026 financial statements.

The audit fees of $250,000 represent the fees of WithumSmith+Brown, PC for audit of June 30, 2025 financial statements.

The audit fees of $267,000 represent the fees of PKF Littlejohn LLP and related firms for audit of the June 30, 2024 financial statements.

Tax Fees

The tax fee of $15,000 represent the fees of Nexus Georgie, tax computation of June 30, 2026 financial statements.

Tax and Capital Raise – Related Fees

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During FY26, neither the Company nor any affiliated purchaser purchased any Class A Ordinary Shares or other equity securities of the Company registered under Section 12 of the Exchange Act in the open market or otherwise, other than acquisitions of newly issued Class A Ordinary Shares by our directors, officers and their affiliates through primary subscriptions from the Company or issuances in lieu of remuneration, which are described in Item 6.E and Item 7.B.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information required by Item 16F(a) of Form 20-F regarding the dismissal of PKF Littlejohn LLP and the engagement of WithumSmith+Brown, PC, each approved by our Audit Committee on August 26, 2025, was previously reported in Item 16F of our Annual Report on Form 20-F/A for the fiscal year ended June 30, 2025, filed with the SEC on November 6, 2025. The letter from PKF Littlejohn LLP dated November 6, 2025 was filed as Exhibit 16.1 to that report.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose Class A ordinary shares are listed on The Nasdaq Capital Market, we are permitted under Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain Nasdaq corporate governance requirements. We currently follow the practice of England and Wales, our home country, in lieu of the following Nasdaq requirements:

● Shareholder approval of share issuances (Rule 5635). We follow the Companies Act 2006 and our Articles of Association rather than the Nasdaq shareholder approval requirements.

● Quorum (Rule 5620(c)). Our Articles of Association provide that the quorum for a general meeting is two persons entitled to vote, rather than 33⅓% of our outstanding shares.

● Proxy solicitation (Rule 5620(b)). We follow the Companies Act 2006 and our Articles of Association for notices of meetings and proxies rather than soliciting proxies and providing proxy statements under Nasdaq rules.

We comply with the Nasdaq requirements that a foreign private issuer may not replace with home country practice, including the audit committee requirements of Rule 5605(c)(3) and Rule 10A-3 under the Exchange Act. We have provided Nasdaq with a letter from our UK counsel certifying that these practices are not prohibited by the laws of England and Wales.

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

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of identifying, assessing and managing risks associated with cybersecurity threats to protect its data, systems, and stakeholders. Cybersecurity is integral to our operational resilience, particularly given our reliance on digital and operational technology systems supporting our data center operations in Norway, including our hosting activities at Mo i Rana, our planned AI compute infrastructure, and the connection of our sites to the power grid. It also covers the equipment and systems of our customers that we host, and the digital systems supporting Tembo’s electric vehicles and supply chain.

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

Governance

The Board of Directors has ultimate oversight of cybersecurity risk management and receives periodic updates from management on cybersecurity risks and incidents. Day-to-day responsibility for managing cybersecurity risk resides with our Group Finance Director and our Managing Director, Data Center, who coordinate with our external IT providers and consultants. They are responsible for ensuring that our security policies, training programs and incident-response plans remain current with regulatory and technological developments.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report, starting on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Registrant’s Form S-8 filed March 13, 2026, File No. 333-294305)
2.1	Description of Securities.
4.1	Omnibus Incentive Plan, adopted September 5, 2017 and amended July 28, 2023 (incorporated by reference to Exhibit 99.1 to the registration Statement on Form S-8 (File No. 333-273520), filed with the SEC on July 28, 2023).
4.2	Equity Distribution Agreement, dated November 12, 2021, between VivoPower PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on November 21, 2021).
4.3	Amendment No. 1 to Equity Distribution Agreement, dated July 29, 2022, between VivoPower PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report Form 6-K (File No. 001-37974), filed with the SEC on July 29, 2022).
4.4	Strategic Direct Investment in Tembo dated June 28, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K - Report of foreign issuer [Rules 31a-16 and 15d-16], filed with the SEC on June 28, 2023.
4.5	Placement Agency Agreement, dated July 29, 2022, between VivoPower PLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.6	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.8	Form of Securities Purchase Agreement, dated July 29, 2022, between VivoPower PLC and the purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-37974), filed with the SEC on August 2, 2022).
4.9	Regulation S Subscription Agreement†
4.10	Share Purchase Agreement relating to the shares in Cromwell AS.†
4.11	Hosting and Maintenance Agreement between Nordland Data AS and Corner Norway AS.†
4.12	Land Lease Agreement between Mo Industripark AS and Nordland Data AS.†
4.13	Form of Securities Purchase Agreement between VivoPower PLC and the investors named therein (PIPE 1).†
4.14	Registration Rights Agreement between VivoPower PLC and the investors named therein (PIPE 1).†
4.15	Form of Contingent Cashless Warrant (PIPE 1).†
4.16	Form of Securities Purchase Agreement between VivoPower PLC and the investors named therein (PIPE 2).†
4.17	Registration Rights Agreement between VivoPower PLC and the investors named therein (PIPE 2).†
4.18	Form of Contingent Cashless Warrant (PIPE 2).†
4.19	Warrant Agreement between VivoPower PLC and AWN Holdings Limited.†
4.20	Amended and Extended Loan Agreement between VivoPower PLC (formerly VivoPower International PLC) and AWN Holdings Limited.†
4.21	Subscription Agreement for New Shares between KWeather Co., Ltd. and VivoPower PLC.†
4.22	Bridge Finance Loan Agreement (US$3,500,000, January 2026) between TAG INTL DMCC and VivoPower PLC.†
4.23	Bridge Finance Loan Agreement (US$5,000,000, February 2026) between TAG INTL DMCC and VivoPower PLC.†
4.24	PIPE Subscription Agreement between Tembo e-LV B.V. and Energi Holdings Limited.†
4.25	Convertible Note Deed between Tembo e-LV B.V. and the sellers named therein, with the related Share Purchase Agreement relating to EnduroCo Pty Ltd.†
8	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F (File No. 001-37974), filed with the SEC on August 1, 2017.
11.2	Insert Insider Trading policy
12.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm.
15.2	Consent of PKF Littlejohn LLP, Independent Registered Public Accounting Firm.
97.1	Insert Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Confidential treatment has been requested or granted for certain portions omitted from this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

† Certain identified information has been omitted from this exhibit because it is not material and is the type of information that the Company customarily and actually treats as private and confidential. Omissions are designated with [***].

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIVOPOWER PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

Date: November 2, 2026

VIVOPOWER PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIVOPOWER PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower PLC and Subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended June 30, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the years ended June 30, 2026 and 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company as of and for the year ended June 30, 2024, were audited by other auditors whose report dated December 19, 2024, expressed an unmodified opinion on those consolidated financial statements.

Restatement of the Previously Issued Consolidated Financial Statements

As discussed in Note 35 to the consolidated financial statements, the 2025 consolidated financial statements have been restated to correct a misstatement.

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

Valuation of Intangible Assets and Goodwill - Refer to Note 13 to the Consolidated Financial Statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at and as of June 30, 2026 and 2025, the carrying value of goodwill and intangible assets was $18.2 and $35.8 million. Details of these assets and the related critical judgments and estimates are disclosed in notes 2, 3 and 13. The carrying value of goodwill and other intangible assets is significant and at risk of non-recoverability. The estimated recoverable amount of these balances is subjective due to the inherent uncertainty involved in forecasting and discounting cash flows.

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

Related Party Transactions - Refer to Note 32 to the Consolidated Financial Statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at and as of June 30, 2026 and 2025, the Company has entered into various transactions with related parties. These transactions include intercompany loans, service arrangements, and other financial dealings with entities under common control or significant influence. The nature and volume of these related party transactions are material to the consolidated financial statements and require careful evaluation to ensure appropriate disclosure, recognition, and compliance with applicable accounting standards.

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

Business Combination - Refer to Note 14 to the consolidated financial statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements as of June 30, 2026, the Company completed a business combination on May 12, 2026, for approximately $37.7m. Details of the acquired net assets and the related critical judgments and estimates are disclosed in notes 2 and 14. As disclosed in the consolidated financial statements, the Company allocated the purchase price to acquired assets and liabilities, including intangibles and the residual value being assigned to goodwill.

The fair value assigned to the acquired intangibles is based on a discounted flow analysis, in which the Company makes various assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s long-term projections. Assumptions used in the Company’s fair value calculations are consistent with the Company’s internal forecasts and operating plans. The Company’s discount rate is based on the Company’s debt structure, adjusted for current market conditions.

We identified the evaluation of the Company’s fair value valuation of acquired intangibles and residual goodwill as a critical audit matter due to significant management estimates and judgments inherently required in determining the fair value estimates. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s significant estimates and assumptions, several of which extend many years into the future. Additionally, the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

We performed a walkthrough and obtained an understanding over the design effectiveness and implementation of the internal controls related to the Company’s acquisition-date valuation process, including controls related to the development of the key assumptions for certain tangible and intangible assets. We read and evaluated the valuation analysis summary report, prepared by the Company specialists that assessed the fair value of the Company’s business combination as of June 30, 2026. We evaluated the reasonableness of the Company’s forecasted revenue growth rates utilized in the valuation report by comparing the projections to historical results and obtaining an understanding of management’s rationale for the projected growth, examined the Company’s customer contracts and arrangements, and evaluated subsequent revenue data for reasonableness. We also performed an evaluation over the consideration paid, net asset balances as of the transaction date, and the residual value assigned to Goodwill.

In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the discount rates used by the Company for the intangible assets by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities

●	testing the source information underlying the determination of the discount rates

●	We utilized the knowledge, experience, and expertise of our internal valuation specialists to execute the planned audit procedures related to the valuation by assessing the reasonableness of the methodologies employed to value the business combination.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.

Philadelphia, Pennsylvania
November 2, 2026

PCAOB ID Number 100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of VivoPower PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of VivoPower PLC and its subsidiaries (the Company) as of 30 June 2024, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year ended 30 June 2024 and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2024 and the results of its operations and its cash flows for the years ended 30 June 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor since 2017.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

December 19, 2024

In September 2025, we became the predecessor auditor.

Consolidated Statements of Comprehensive Loss

		Year Ended June 30
(US dollars in thousands, except per share amounts)	Note	2026	2025*restated	2024
Revenue from contracts with customers	4	2,545	61	16
Cost of sales	4	(1,934)	(50)	27

Gross profit/(loss)		611	11	43
General and administrative expenses	9	(26,513)	(11,099)	(7,521)
Other gains	5	1,272	16	89
Other income	6	218	-	-
Depreciation of property, plant and equipment	12	(649)	(157)	(746)
Amortization of intangible assets	13	(279)	(360)	(384)
Operating loss	7	(25,340)	(11,589)	(8,519
Restructuring and other non-recurring costs	8	(1,451)	(412)	(1,392)
Impairment losses	9	(616)	(2,531)	(29,686)
Finance income	10	456	3,568	1,396
Finance expense	10	(7,031)	(7,033)	(6,015)
Fair value loss on financial instruments	9	(14,753)	-	-
Loss before income tax	7	(48,735)	(17,997)	(44,216)
Income tax	11	(1,618)	691	(1,603)
Loss from continuing operations	7	(50,353)	(17,306)	(45,819)
(Loss)/profit from discontinued operations	22	621	1,648	(881)
Loss for the period		(49,732)	(15,658)	(46,700)

Losses attributable to:
Equity owners of VivoPower PLC		(49,732)	(15,658)	(46,700)
		(49,732)	(15,658)	(46,700)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in other comprehensive loss		924	(2,034)	(1,194)
Total comprehensive loss for the period attributable to owners of the company		(48,808)	(17,692)	(47,894)
Losses per share attributable to owners of the company, net of related tax effects (dollars)
Continuing Operations
Basic	29	(2.59)	(2.60)	(14.88)
		(2.59)	(2.60)
Diluted	29	(2.59)	(2.60)	(14.88)
		(2.59)	(2.60)
Discontinued Operations
Basic	29	0.03	0.25	(0.29)

Diluted	29	0.03	0.25	(0.29)

See notes to financial statements

Consolidated Statements of Financial Position

		Year Ended June 30
(US dollars in thousands)	Note	2026	2025*restated	2024
ASSETS
Non-current assets
Property, plant and equipment, net	12	6,346	412	439
Right of use asset	12	10,104	190	-
Intangible assets, net	13	54,005	15,586	15,236
Deferred tax assets	11	-	4,405	4,099
Other investments	16	8,499	-	-
Total non-current assets		78,954	20,593	19,774

Current assets
Cash and cash equivalents	17	2,018	60	199
Restricted cash	18	61	191	292
Trade and other receivables	19	74,401	70,737	10,043
Inventory	20	986	1,151	1,646
Digital assets		5	5	-
Assets classified as held for sale	21/22	-	-	5,479
Total current assets		77,471	72,144	17,659
TOTAL ASSETS		156,425	92,737	37,433

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	23	54,660	38,854	37,928
Lease liabilities	26	741	55	-
Warrant derivative liability	25	17,140	-	-
Income tax liability	11	260	168	280
Provisions	24	3,740	2,474	2,230
Loans and borrowings	26	12,877	12,194	8,171
Liabilities classified as held for sale	21/22	-	-	5,515
Total current liabilities		89,418	53,745	54,124

Non-current liabilities
Other payables	23	-	2,225	-
Provisions	24	18	17	57
Loans and borrowings	26	15,859	16,800	20,915
Lease liabilities	26	9,552	140	-
Deferred tax liabilities	11	4,644	2,572	2,873
Total non-current liabilities		30,073	21,754	23,845
Total liabilities		119,491	75,499	77,969

Equity
Share capital	27	3,687	1,504	533
Share premium	27	165,738	122,368	108,220
Shares subscription equity reserve	27	60,500	60,500	-
Cumulative translation reserve		(624)	(1,966)	2
Convertible preference shares		24,775	-	-
Other reserves	28	(8,762)	(6,519)	(6,301)
Accumulated deficit		(208,381)	(158,649)	(142,990)
Equity and reserves attributable to owners		36,934	17,238	(40,536)
Total equity		36,934	17,238	(40,536)
TOTAL EQUITY AND LIABILITIES		156,425	92,737	37,433

These financial statements were approved by the Board of Directors on November 02, 2026, and were signed on its behalf by Kevin Chin.

See notes to financial statements

Consolidated Statements of Cash Flow

		Year Ended June 30
(US dollars in thousands)	Note	2026	2025*restated	2024
Cash flows from operating activities
Loss from continuing operations		(50,353)	(17,306)	(45,819)
(Loss)/profit from discontinued operations	22	621	1,648	(881)
Income tax	11	1,965	(719)	1,771
Finance expense	10	6,857	7,029	6,002
Interest expense on lease liabilities	10	112	4	13
Dividend accrued	10	61	-	-
Finance income	10	(456)	(3,568)	(1,396)
Depreciation of right of use asset	12	48	48	474
Depreciation of property, plant and equipment	12	601	109	275
Amortization of intangible assets	13	279	360	823
Gain on disposal of property, plant and equipment		-	-	471
Other gains/(losses)	5	(1,272)	(16)	(89)
Fair-value losses on derivatives, warrants and other investments		14,753	-	-
Impairment of assets and receivables		616	1,606	29,844
Share-based payments		13,099	4,047	750
Decrease/(increase) in trade and other receivables	19	7,017	(529)	1,340
(Increase)/decrease in inventory	20	113	495	(188)
Increase in digital assets		-	(5)	-
Increase/(decrease) in lease liabilities - net		612	385	(4,588)
Increase/(decrease) in trade and other payables	23	470	(1,506)	12,239
Increase/(decrease) in provisions	24	1,267	204	452
Net cash from/(used in) operating activities		(3,590)	(7,714)	1,493
Cash flows from investing activities
Proceeds on sale of property, plant and equipment	12	-	-	22
Purchase of property, plant and equipment	12	(526)	(128)	(609)
Investment in capital projects	13	(289)	(1,141)	(3,979)
Purchase of other investments	16	(10,368)	-	-
Acquisitions - consideration	14	(20,939)	-	-
Acquisitions - cash acquired	14	50	-	-
Net cash used in investing activities		(32,072)	(1,269)	(4,566)
Cash flows from financing activities
Lease repayments	26	(38)	(43)	(201)
Proceeds from investor	28	25,500	-	1,000
Capital raise proceeds	27	13,007	8,878	2,524
Equity instruments and capital raise costs	27	-	-	-
Debtor finance borrowings/(repayments)	26	-	-	(1,262)
Loans from related parties	26	(979)	(92)	781
Repayment of loans from related parties	26	-	-	(370)
Bank loan borrowings	26	-	-	(7)
Chattel mortgage borrowings	26	-	-	(62)
Transfer from/(to) restricted cash	18	130	101	316
Net cash from financing activities		37,620	8,844	2,719
Net (decrease)/increase in cash and cash equivalents		1,958	(139)	(354)
Cash and cash equivalents at the beginning of the year	17	60	199	553
Effect of exchange rate movements on cash held		-	-	-
Cash and cash equivalents at the end of the year	17	2,018	60	199

See notes to financial statements

Consolidated Statements of Changes in Equity (Deficit)

(US dollars in thousands)	Share capital	Share premium	Shares subscription equity reserve	Cumulative translation reserve	Convertible preference shares	Other reserves	Accumulated deficit	Total
At June 30, 2023	308	105,018	-	1,203	-	(6,492)	(96,290)	3,747
Loss for the year	-	-	-	-		-	(46,700)	(46,700)
Other comprehensive income/(expense)	-	-	-	(1,201)	-	7	-	(1,194)
	308	105,018	-	2	-	(6,485)	(142,990)	(44,147)
Transactions with owners in their capacity as owners
Equity instruments	-	-	-	-	-	150	-	150
Other issuances	-	-	-	-	-	-	-	-
Capital raises	206	2,862	-	-	-	(207)	-	2,861
Employee share awards	19	340	-	-	-	241	-	600
Non-controlling interest	-	-	-	-	-	-	-	-
	225	3,202	-	-	-	184	-	3,611
At June 30, 2024	533	108,220	-	2	-	(6,301)	(142,990)	(40,536)
Loss for the year	-	-	-	-		-	(15,658)	(15,658)
Other comprehensive income/(expense)	-	-	-	(1,968)		(66)	-	(2,034)
	533	108,220	-	(1,966)		(6,367)	(158,649)	(58,229)
Transactions with owners in their capacity as owners
Equity instruments	-	413	-	-	-	302	-	715
Other issuances	346	4,572	-	-	-	315	-	5,233
Capital raises	625	9,163	60,500	-	-	(777)	-	69,511
Employee share awards	-	-	-	-	-	8	-	8
Non-controlling interest	-	-	-	-	-	-	-	-
	971	14,148	60,500	-	-	(152)	-	75,467
At June 30, 2025*restated	1,504	122,368	60,500	(1,966)	-	(6,519)	(158,649)	17,238
Loss for the year	-	-	-	-	-	-	(49,732)	(49,732)
Adjustments to b/f							-	-
Other comprehensive income/(expense)	-	-	-	924	-	-	-	924
	1,504	122,368	60,500	(1,042)	-	(6,519)	(208,381)	(31,570)
Transactions with owners in their capacity as owners
Equity instruments	307	3,220	-	-	24,775	377	-	28,679
Other issuances	1,457	21,241	-	-	-	880	-	23,578
Transfers/derecognition	-	-	-	418	-	(3,800)	-	(3,382)
Dividend reserve	-	-	-	-	-	690	-	690
Warrant Reserve	-	-	-	-	-	682	-	682
Capital raises	419	18,909	-	-	-	(1,071)	-	18,257
Employee share awards	-	-	-	-	-	-	-	-
	2,183	43,370	-	418	24,775	(2,243)	-	68,504
At June 30, 2026	3,687	165,738	60,500	(624)	24,775	(8,762)	(208,381)	36,934

For further information on “Other Reserves” please see Note 28.

Notes to Consolidated Financial Statements

As of and for the Years Ended June 30, 2026, 2025 and 2024

1. Reporting entity

VivoPower PLC (formerly VivoPower International PLC) (“VivoPower” or the “Company”) is a public limited company incorporated and domiciled in England and Wales. The address of the Company’s registered office is Suite 4, 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

The consolidated financial statements (“financial statements”) comprise the financial statements of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). Since June 30, 2021, the Company no longer has an ultimate controlling party, as AWN Holdings Limited (collectively with its affiliates and subsidiaries, “AWN”) holds less than 50% equity interest in the Company, being 2.9% as at June 30, 2026. In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

2. Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. In October 2023, the company implemented a 10-to-1 reverse stock split, which was applied retrospectively to shares.

2.1 Basis of preparation

VivoPower PLC’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRIC interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities and when accounting for acquisitions, whereby fair values have been applied.

The preparation of financial statements with adopted IFRS requires the use of critical accounting estimates. It also requires the management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where the assumptions and estimates are significant to the financial statements are disclosed in Note 3.

All financial information presented in US dollars has been rounded to the nearest thousand.

GOING CONCERN

The Directors have assessed the Group’s ability to continue as a going concern for a period of at least twelve months from the reporting date, which in practice has been considered through June 30 2027. The assessment considered solvency, liquidity and the Group’s sources of financing, and included whether any events or conditions cast significant doubt on the Group’s ability to continue as a going concern. The Directors have concluded that no material uncertainty exists and have therefore prepared the financial statements on a going concern basis.

Capital raised and debt retired

Since June 30 2025 the Group has raised approximately US$59.5 million of gross proceeds, comprising US$12.4 million under the Form F-1 offering, US$4.1 million under Regulation S placements and US$25.5 million from PIPE 1 convertible preference shares. In July 2026 the Group agreed a US$50.0 million PIPE 2 transaction, of which US$17.5 million had been received in cash and US$16.5 million satisfied through the cancellation of AWN shareholder debt at the date of this report. US$16.0 million remains to be received, subject to completion of customary KYC approvals. In July and August 2026 the Group retired the US$28.8 million principal of the AWN shareholder loan, of which US$16.5 million was exchanged for 165,000 convertible preference shares and US$12.3 million was repaid in cash. The Group has no principal outstanding under the AWN facility. The Company and AWN are discussing options for settling the remaining accrued interest, including conversion into Class A Ordinary Shares.

Despite periods of constrained liquidity and challenging capital markets, the Group has continued to access capital, raising approximately US$59.5 million of gross proceeds since 30 June 2025 while also retiring US$28.8 million of shareholder debt principal.

Financial position at June 30 2026

At 30 June 2026 the Group held cash of US$2.02 million (30 June 2025: US$0.1 million) and reported net current liabilities of US$11.96 million, with current assets of US$77.47 million and current liabilities of US$89.42 million (30 June 2025: net current assets of US$18.40 million). Current assets include trade and other receivables of US$74.40 million, of which US$53.3 million represents subscription amounts receivable under the Regulation S placement.

Current liabilities include a warrant derivative liability of US$17.14 million, which relates to cashless warrants and will not result in a cash outflow, and US$10.0 million of shares to be issued, which is a non-cash liability that will be settled through the issue of shares. Net assets were US$36.93 million (30 June 2025: US$17.24 million).

Total borrowings were US$39.03 million, comprising loans from AWN Holdings Limited of US$28.7 million (US$12.9 million current and US$15.9 million non-current) and lease liabilities of US$10.29 million (US$0.74 million current and US$9.55 million non-current). In July and August 2026, US$28.8 million of the AWN loan principal was retired, of which US$16.5 million was exchanged for 165,000 convertible preference shares and US$12.3 million was repaid in cash. Accrued interest remains outstanding to AWN and is included in current liabilities. The Company and AWN are discussing options for its settlement, including conversion into Class A Ordinary Shares.

Subscription receivables

Under the Regulation S placement, a consortium led by Ceres Holding Limited committed to subscribe for 10.0 million Class A Ordinary Shares at US$6.05 per share, a total of US$60.5 million. At June 30 2026, US$53.3 million of the US$60.5 million Regulation S subscription remained outstanding as a receivable.

Payment of the balance has been delayed as a result of the conflict in the Middle East, where the consortium is based. The receivable is unsecured and is subject to the expected credit loss requirements of IFRS 9. The Group has considered the collectability and timing of this receivable separately in its liquidity assessment and has not relied solely on the reported working capital position in reaching its going concern conclusion.

Cash forecast and budget

The Board has approved FY27 budgets for Tembo and for VivoPower, including VivoPower Arctic (the Mo i Rana facility). The budgets were prepared bottom-up by the operating teams, consolidated by Group finance, and reviewed by an management before being presented to the Board. They include monthly profit and loss, balance sheet and cash flow projections by entity. Budgeted average monthly cash burn over the next twelve months is approximately US$710,000 (US$8.5 million a year) including Tembo, and approximately US$520,000 (US$6.2 million a year) for VivoPower excluding Tembo, in each case assuming no revenue receipts and including the operating costs of the Norwegian entities. VivoPower Arctic recorded pro forma EBITDA of US$5.9 million for the year ended December 31 2025, and is expected to continue to generate hosting revenue under its hosting agreement.

Funding sources and commitments

The forecast reflects the following, in addition to operating cash flows:

●	the remaining Regulation S subscription proceeds;

●	the remaining US$16.0 million of PIPE 2;

●	under the TAG advance subscription agreement for Tembo (US$10.0 million committed), approximately US$0.9 million received in FY26, with up to US$7.8 million further investment subject to agreed milestones, and a longstop date for conversion extended to 30 June 2027 by a second amendment dated 20 August 2026;

●	TAG loans of US$8.7 million advanced in FY26, repayable, including US$5.07 million due on October 30 2026; and

●	deferred consideration for the Mo i Rana acquisition of US$5.0 million due November 12 2026 and US$5.25 million due May 12 2027.

The Group is finalizing an agreement with an AI tenant for the Mo i Rana site, which is expected, if signed, to include prepaid rent and an investment in VivoPower by the tenant. This is not included in the going concern forecast. Tembo’s planned business combination with Cactus Acquisition Corp. 1 Limited, which would bring strategic funding of up to US$100 million, is likewise not relied upon. Mo i Rana conversion capital expenditure will be phased in line with confirmed tenant commitments and available financing, and the going concern assessment does not depend on that capital being raised.

Mitigating actions

If any material cash inflow does not arrive as forecast, the Directors may reschedule operating activity, delay Tembo growth expenditure, phase the Mo i Rana buildout to align with confirmed tenant commitments and financing, match growth expenditure to financing inflows, manage supplier payment timing, reduce overheads, and raise additional equity or debt capital.

Conclusion

Based on this assessment, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for at least twelve months from the reporting date, and that no material uncertainty exists in relation to going concern. The Group’s greatest strength is its proven track record of raising capital, including in difficult market conditions, having raised approximately US$59.5 million of gross proceeds since 30 June 2025. The Directors have therefore continued to adopt the going concern basis in preparing the financial statements.

2.2 Basis of consolidation

The consolidated financial statements include those of VivoPower PLC and all of its subsidiary undertakings.

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

Capital Management

The Group’s objectives when managing capital are to support its ability to continue as a going concern, meet its financial obligations and finance its operating and investment activities. The Group manages its funding through a combination of equity, shareholder loans and other financing arrangements. Management reviews forecast cash flows, available cash resources, debt maturities and anticipated funding requirements to identify financing needs and determine appropriate actions. These actions may include raising equity or debt, refinancing or settling existing obligations, and monetizing investments or other assets. The Board has overall responsibility for oversight of the Group’s financial risk management framework, with policies implemented centrally by the finance department.

The principal components of the Group’s capital and financing position were as follows:

US dollars in thousands	June 30, 2026	June 30, 2025, restated	June 30, 2024
Total equity / (deficit)	36,934	17,238	(40,536)
Loans and borrowings	28,736	28,994	29,086
Lease liabilities	10,293	195	—

During the year, the Group’s financing activities included the issuance of ordinary shares, convertible preference shares and warrants. Total equity increased principally through these issuances and other equity movements, partially offset by the loss for the year. Lease liabilities increased principally as a result of the acquisition of the Norwegian data center business. The Group’s funding priorities developed during the year to support its transition toward digital infrastructure while continuing to address existing corporate obligations.

Subsequent to June 30, 2026, the Group retired approximately $28.8 million of shareholder loan principal owed to AWN Holdings Limited through the issuance of convertible preference shares in settlement of $16.5 million and cash repayments of $12.3 million. Accrued interest remained outstanding and was subject to ongoing settlement discussions. These transactions changed the balance between debt and equity financing after the reporting date.

The Group’s financing arrangements include security, repayment and mandatory prepayment provisions, including provisions triggered by qualifying liquidity events. These terms are considered when assessing available funding and the use of financing proceeds. Restrictions on distributions from subsidiaries may also affect the availability of funds at the parent company level. Further information on financing terms, equity transactions, liquidity management and subsequent financing activities is provided in Notes 26, 27, 31, 32 and 33.

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

2.4 Intangible assets

Intangible assets, other than goodwill, are initially recognized at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is recognized on a systematic basis over the estimated useful lives of finite-life intangible assets from the date they are available for use. Internally generated development expenditure is capitalized only where the recognition criteria of IAS 38 are met.

Goodwill

 Goodwill arising on a business combination is initially measured at cost, being the excess of the consideration transferred over the Group’s interest in the identifiable net assets acquired, and is subsequently carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually and whenever indicators of impairment exist. Any gain arising from a bargain purchase is recognized immediately in profit or loss

Goodwill arose on the effective acquisition of VivoPower Pty Ltd, Aevitas O Holdings Limited (“Aevitas”), Tembo e-LV B.V, Cromwell AS and Nordland Data AS. Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortized over their useful economic lives. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

Capitalized development costs are initially measured at the directly attributable costs incurred in developing the asset and are subsequently carried at cost less accumulated amortization and impairment losses.

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

The Group also leases land in Norway for data-center operations under agreements with initial terms of up to 50 years.

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

Assets and liabilities arising from a lease were initially measured on a present value basis, with lease payments discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. The Group presents lease liabilities in loans and borrowings in the Consolidated Statement of Financial Position.

Lease payments were allocated between principal and finance cost. The finance cost is charged to the Consolidated Statements of Comprehensive Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

Financial assets and financial liabilities are initially measured at fair value, adjusted for directly attributable transaction costs, except for instruments measured at fair value through profit or loss, for which transaction costs are expensed as incurred. Trade receivables that do not contain a significant financing component are initially measured at their transaction price.

Financial assets classified at amortized cost are subsequently measured using the effective interest method, less any allowance for expected credit losses. Interest income, impairment gains or losses and gains or losses arising on derecognition are recognized in profit or loss.

Financial assets classified at fair value through profit or loss, including the Group’s listed and unlisted equity investments, are subsequently remeasured at fair value at each reporting date. Changes in fair value are recognized in profit or loss.

Financial liabilities, other than those measured at fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method. Interest expense and gains or losses arising on derecognition are recognized in profit or loss.

Derivative financial instruments, including warrants classified as financial liabilities under IAS 32, are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes recognized in profit or loss. Equity-classified warrants are recognized within equity and are not subsequently remeasured.

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

Advance subscription arrangements are classified according to the substance of their contractual terms. Where an arrangement requires the issue of a fixed number of the Group’s own equity instruments in exchange for a fixed amount of consideration, with no contractual obligation to deliver cash or another financial asset, the arrangement is classified as an equity instrument. Where an unconditional and enforceable contractual right to receive the subscription consideration exists at the reporting date, the corresponding subscription receivable is recognized as a financial asset, with the corresponding amount recognized within a separate equity reserve until the underlying shares are legally issued.

Advance subscription arrangements that do not qualify for equity classification under IAS 32 are classified as financial liabilities and measured in accordance with IFRS 9.

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

Further information regarding the Group’s financial instruments and fair value measurements is provided in Note 31.

Cash and cash equivalents and other non-cash items

For the purpose of preparation of the Consolidated Statements of Cash Flow, cash and cash equivalents includes cash at bank and in hand.

During the year ended June 30, 2026, we entered into the following investing and financing transactions that did not require the use of cash or cash equivalents. They are excluded from the consolidated statement of cash flows. Only the cash portion of transactions that were partly cash and partly non-cash is included in that statement.

(a) Business combination

In the acquisition of VivoPower Norge Infrastructure AS (formerly Cromwell AS) on May 12, 2026, the following consideration was non-cash: deferred cash payments of US$10.048 million, 1,507,353 Class A Ordinary Shares with a fair value of US$3.940 million, and a warrant with a fair value of US$2.757 million. The warrant was exercised on a cashless basis on June 17, 2026 for 1,054,963 Class A Ordinary Shares. Cash paid at closing was US$20.939 million.

(b) Equity subscription receivable

Subscription arrangements of US$53.3 million for Class A Ordinary Shares were not settled in cash at June 30, 2026 and are recognized as a subscription receivable.

(c) Convertible preference shares

We issued 41,507 Series 1 Convertible Preference Shares at US$100 per share (US$4.151 million) to a nominated investor in exchange for the investor’s acquisition of Aevitas Preference Shares and assumption of A$1.580 million of unpaid dividends. The instrument and related dividend liability were derecognized. Dividends on the Series 1 Convertible Preference Shares accrued in kind at 6% per annum in the amount of US$0.061 million.

(d) Warrants

We issued warrants with a fair value of US$3.43 million as consideration for financing and consulting services, recognized in the warrant reserve with a corresponding non-cash finance expense. The fair value of 1,200,000 warrants issued to AWN Group Holdings Pty Ltd of US$5.449 million was reclassified from equity to a financial liability.

(e) Leases

We recognized right-of-use assets and lease liabilities of US$10.825 million and US$10.996 million for leases entered into during the year, principally the land leases.

(f) Capital raising settled from proceeds

Consulting services of US$0.200 million and capital-raising costs of US$1.071 million were settled directly from capital-raise proceeds.

Restricted cash

Restricted cash are cash and cash equivalents whose availability for use within the Group is subject to certain restrictions by third parties.

Bank borrowings

Interest-bearing bank loans are initially recognized at fair value, net of directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Any difference between the initial carrying amount and the redemption amount, together with directly attributable transaction costs, is recognized in profit or loss over the term of the borrowing using the effective interest rate.

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

Share capital

Class A Ordinary Shares, nominal value $0.12 per share (the “Class A Ordinary Shares”) are classified as equity. Incremental costs directly attributable to the issue of Class A Ordinary Shares are recognized as a deduction from equity, net of any tax effects.

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

2.13 Loss per share

The Group presents basic and diluted loss per share (“EPS”) data for Class A Ordinary Shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of Class A Ordinary Shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for Class A Ordinary Shares, therefore, diluted EPS is the same as basic EPS.

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

2.15 Revenue from contracts with customers

Revenue is recognized in accordance with IFRS 15 when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration to which the Group expects to be entitled. Revenue is presented net of discounts and indirect taxes. For the revenue streams generated in FY2026, FY2025 and FY 2024, revenue is recognized at the point in time/overtime when the relevant goods or services are delivered and the associated performance obligation has been satisfied.

The Group has elected to apply the practical expedients under IFRS 15.121 and accordingly omits disclosure of the transaction price allocated to remaining performance obligations for contracts with an original expected duration of one year or less and for performance obligations where revenue is recognized at the amount the Group has a right to invoice, because that amount corresponds directly to the value to the customer of performance completed to date.

Revenue comprises the fair value of the consideration received or receivable from the provision of services in the ordinary course of the Group’s activities, including revenue earned in Bitcoin. Revenue is shown net of discounts, value-added tax and other sales-related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance, generator sales, vehicle spec conversion, conversion kits and bitcoin revenue. Revenue is recognized upon satisfaction of contractual performance obligations.

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

Data center and hosting services

Revenue from data center and hosting services is recognized over time as the services are provided because the customer simultaneously receives and consumes the benefits of the Group’s performance. Revenue is measured based on the contractual consideration attributable to the services provided during the relevant period, including, where applicable, contracted capacity, power consumption, hosting charges and other usage-based charges.

Where consideration includes variable amounts, such amounts are included in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Amounts billed in advance of the provision of services are recognized as contract liabilities and recognized as revenue as the related services are provided. Amounts earned but not yet billed are recognized as contract assets or receivables, as appropriate.

Bitcoin revenue

The Group provides data center hosting, electricity, infrastructure and maintenance services to third-party customers engaged in Bitcoin mining activities. The Group does not directly undertake Bitcoin mining activities. Instead, under contractual arrangements with mining operators, the Group is entitled to receive a share of the computing power generated by the mining equipment hosted at its facilities, which results in the receipt of Bitcoin as consideration for the services provided.

Revenue from these arrangements is recognized in accordance with IFRS 15 Revenue from Contracts with Customers, as the Group satisfies its performance obligations by providing hosting and related services over time. Bitcoin received as non-cash consideration is measured at its fair value at the applicable revenue recognition date, determined using observable market prices from recognized cryptocurrency exchanges or other reliable pricing sources.

Bitcoin received is initially held in a digital wallet controlled by the Group or another Group entity on its behalf and is subsequently sold in the open market at prevailing market prices. The cash proceeds from the sale are deposited into the Group’s bank accounts. The subsequent conversion of Bitcoin into fiat currency does not result in additional revenue. Any difference between the initial carrying amount of Bitcoin and the proceeds received upon disposal is recognized separately in profit or loss in accordance with the Group’s accounting policy for digital assets.

At the reporting date, the Group held no Bitcoin balances in its digital wallets, as all Bitcoin received had been converted into fiat currency. Accordingly, no digital assets were recognized in the consolidated statement of financial position at year-end. Where Bitcoin remains unsold at a future reporting date, such holdings will be recognized as digital assets and subsequently measured in accordance with the applicable IFRS requirements, including IAS 2 Inventories or IAS 38 Intangible Assets, depending on the nature and purpose of the holdings.

2.16 Other income

Other income comprises amounts that do not arise from the Group’s principal operating activities and primarily includes gains arising from the write-back of financial liabilities. Such gains are recognised in profit or loss only when the underlying contractual obligation has been discharged, cancelled or has expired.

2.17 Other gains

Other gains comprise the net income or expense arising from Deeds of Company Arrangement (“DOCAs”) entered into in respect of certain of the Group’s Australian entities. The net gain or loss on a DOCA is recognized in profit or loss in the period in which the DOCA becomes effective and the related transactions are completed. It reflects the extinguishment of liabilities, any associated costs, recoveries and other effects of the arrangement, net of related expenses.

2.18 Employee benefits

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

2.19 Restructuring and other non-recurring costs

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

2.20 New standards, amendments and interpretations

The following amendments to IFRS Accounting Standards have been issued but are not yet effective for the Group’s annual reporting period ended June 30, 2026:

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7):

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Accordingly, the amendments will apply to the Group for the annual reporting period beginning July 1, 2026. The Group has not early adopted the amendments and is currently assessing their impact on its consolidated financial statements.

Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7):

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Accordingly, the amendments will apply to the Group for the annual reporting period beginning July 1, 2026. The Group has not early adopted the amendments and is currently assessing their impact on its consolidated financial statements.

Annual Improvements to IFRS Accounting Standards, Volume 11:

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Accordingly, the amendments will apply to the Group for the annual reporting period beginning July 1, 2026. The Group has not early adopted the amendments and is currently assessing their impact on its consolidated financial statements.

The January 1, 2026 effective dates above are supported by the IFRS Foundation.

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

Revenue from the sale of electric vehicles, conversion kits and related products is recognized at a point in time when control transfers to the customer, generally upon delivery, subject to the relevant contractual terms.

Revenue from data center hosting and related services is recognized over time as the services are provided and the customer simultaneously receives and consumes the benefits. Recognition is based on the services delivered during the relevant period and does not involve a percentage-of-completion assessment.

Contract balances

Contract assets represent conditional rights to consideration for goods or services transferred to customers, while contract liabilities represent consideration received or due before the related performance obligations are satisfied.

Trade receivables are disclosed in Note 19. Contract assets amounted to US$0.064 million at June 30, 2026 (2025: US$0.221 million; 2024: US$0.254 million). Contract liabilities, presented as deferred income in Note 23, amounted to US$1.936 million (2025: US$0.011 million; 2024: US$0.010 million).

Revenue recognized from opening contract liabilities amounted to $ 0.011 million during the year June 30, 2026 (June 30, 2025: 0.010 million, June 30,2024: nil)

3.2	Impairment of non-financial assets

The assessment of impairment of non-financial assets involves significant judgement in identifying whether indicators of impairment exist and, where required, estimating the recoverable amount of the relevant asset or cash-generating unit (“CGU”).

Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

Where recoverable amount is determined using forecast cash flows, significant estimation uncertainty arises from assumptions including forecast revenues and margins, expected commercialization and growth, future funding requirements, discount rates and the timing of future cash flows. Changes in these assumptions could result in a materially different recoverable amount and impairment charge.

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

Intangibles impaired during FY 2025 were for Caret leases abandoned or not renewed. Additionally, some of the tangible assets of Tembo EV Pty Ltd (Tembo EV) and Tembo 4x4 e-LV B.V. were assessed to be impaired by the end of the fiscal year.

No impairment was charged during the financial year ended 2026 relating to intangibles and goodwill (2025: $1.6 million; 2024:29.8 million). (This comprises $1.6 million for the impairment of Caret’s remaining solar projects). During the year, the Group recognized an inventory write-down of US$0.05 million and an impairment loss on other receivables of US$0.56 million (2025 and 2024: nil).

3.3	Operating loss

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

The recognition and measurement of litigation provisions requires significant judgement in assessing whether a present obligation exists, the probability of an outflow of resources and the amount and timing of any potential settlement. Management’s assessment considers the nature and status of individual claims, available legal advice, correspondence with counterparties and developments up to the date of approval of the financial statements. Given the inherent uncertainty associated with legal proceedings, the ultimate outcome and settlement amount may differ from the amounts provided. Further details are set out in Note 24.

3.5	Capitalization of product development costs

The Group capitalizes qualifying product development expenditure within its EV segment. Significant judgement is required in determining whether the recognition criteria of IAS 38 have been met, including the technical feasibility of completing the development, management’s intention and ability to complete and use or sell the resulting product, the availability of adequate technical and financial resources, the probability of future economic benefits and the ability to reliably measure directly attributable expenditure. Judgement is also required in determining when a project has progressed from the research phase to the development phase and therefore when capitalization should commence, together with assessing which costs are directly attributable to qualifying development activities.

In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation, discount rates to be applied and the expected period of benefits. As of June 30, 2026, the carrying amount of capitalized development costs were $13.7 million (2025: $13.7 million; 2024: $11.6 million).

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

Deferred tax assets for unused tax losses and other timing differences amounting to $ 3.2 million at June 30, 2026 (June 30, 2025: $4.4 million; June 30, 2024: $4.1 million) are recognized to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted.

The recognition of deferred tax assets in respect of tax losses requires significant judgement and estimation in assessing whether sufficient future taxable profits will be available against which those losses can be utilized. In making this assessment, management considers the availability of taxable temporary differences, historical and forecast taxable performance, the timing of expected future taxable profits and any restrictions on the utilization of tax losses. At June 30, 2026, deferred tax assets arising from tax losses have been recognized only to the extent supported by corresponding taxable temporary differences and are fully offset against the related deferred tax liabilities. Accordingly, no net deferred tax asset arising from tax losses is recognized in the Consolidated Statement of Financial Position. No deferred tax asset has been recognized for the remaining tax losses where sufficient evidence of probable future taxable profits is not currently available. Management will reassess the recoverability of these losses as visibility over future taxable profits develops. Further details, including the Group’s unrecognized tax losses, are provided in Note 11.

At the reporting date, the Group had unused tax losses of $65.84 million (2025: $50.35 million; 2024: $8.02 million) for which deferred tax assets of $16.65 million (2025: $12.86 million; 2024: 2.00 million) have not been recognized. These amounts represent the remaining unused tax losses after recognizing deferred tax assets to the extent that they are supported by corresponding taxable temporary differences.

3.8	Fair value measurement

The fair values of financial assets and liabilities recorded in the consolidated statement of financial position are measured using valuation techniques including discounted cash flow (“DCF”) models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions about these factors could affect the reported fair value. When the fair values of non-financial assets/Cash Generating Unit’s (CGU) need to be determined, for example in business combinations and for impairment testing purposes, they are measured using valuation techniques including the DCF model.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the board of directors of the Company (the “Board”), which is the Group’s chief operating decision maker.

Management analyzes our business in six reportable segments: Electric Vehicles, Sustainable Energy Solutions, Solar Development, Digital Assets, Corporate Office and Data Center.

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

The Electric Vehicles segment is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands-based specialist battery-electric and off-road vehicle company delivering electric vehicles (“EVs”) for mining and other rugged industrial customers globally. Tembo also includes Tembo EV Pty Ltd, which launched the Tembo Tusker electric pickup truck in Australia and New Zealand, and Tembo Technologies Pty Ltd, which is developing an all-electric Jeepney for the Philippines transport market. For the year ended June 30, 2026, no revenue was recognized from Tembo Technologies Pty Ltd.

 The Data Center segment comprises the Group’s cryptocurrency mining and hosting operations in Norway. Cryptocurrency mining revenue arises from cryptocurrency rewards earned through mining activities.

Digital asset hosting revenue is generated from providing data center infrastructure and related operational services to customers for hosting cryptocurrency mining equipment.

The Sustainable Energy Solutions (“SES”) segment involves the design, evaluation, sale, and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs.

The Solar Development segment is represented by Caret LLC (“Caret”) in the United States and comprises the Group’s solar development activities.

The Corporate Office segment represents the Company’s corporate functions, including costs to maintain its Nasdaq public company listing, compliance with SEC reporting requirements, and investor relations activities, and is located in the United Kingdom.

An operating segment is a component of the Group that engages in activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the Group’s other components. Operating segments results are reviewed regularly by the Board to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

4.1	Revenue

Revenue from continuing operations by geographic location is as follows:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Australia	94	53	-
Netherlands	-	-	16
United States	-	8	-
Norway	2,451	-	-
Total revenues	2,545	61	16

Revenue by product and service is as follows:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Digital revenue	-	8	-
Vehicle spec conversion	46	50	-
Conversion kits	48	3	16
Cryptocurrency mining revenue	1,016	-	-
Digital assets hosting revenue	1,435	-	-
Total revenues	2,545	61	16

More than 90% of revenue for the year ended June 30, 2026 is from mining and hosting revenue – attributable to 1 customer (year ended June 30, 2025: 2 customers ; year ended June 30, 2024: 1 customer).

4.2	Operating segments

a)	Segment results of operations

Certain continuing balances attributable to the legacy Critical Power Services segment are presented separately as residual continuing items and have not been reallocated to the Group’s six current reportable segments.

Results of operations by reportable segment are as follows:

	Continuing operations							Discontinued operations
Year ended June 30, 2026 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Data Center	Total Continuing	Critical Power Services	Total
Revenue from contracts with customers	-	-	94	-	-	2,451	2,545	-	2,545
Costs of sales - other	-	-	(59)	-	-	(1,875)	(1,934)	-	(1,934)
Gross profit	-	-	35	-	-	576	611	-	611
General and administrative expenses	(351)	-	(2,835)	(1)	(22,813)	(513)	(26,513)	-	(26,513)
Other gains	4,132	-	61	192	(3,113)	-	1,272	609	1,881
Other income	-	-	73	-	-	145	218	-	218
Depreciation and amortization	-	(13)	(347)	(1)	(400)	(167)	(928)	-	(928)
Operating loss	3,781	(13)	(3,013)	190	(26,326)	41	(25,340)	609	(24,731)
Restructuring and other non-recurring costs	(133)	-	6	(2)	(1,322)	-	(1,451)	-	(1,451)
Impairment costs	-	-	(47)	-	(569)	-	(616)	-	(616)
Finance expense - net	(443)	-	(1,806)	(2)	(4,353)	29	(6,575)	12	(6,563)
Fair value loss on instruments	-	-	-	-	(14,753)	-	(14,753)	-	(14,753)
Profit/(loss) before income tax	3,205	(13)	(4,860)	186	(47,323)	70	(48,735)	621	(48,114)
Income tax	-	-	-	-	(1,833)	215	(1,618)	-	(1,618)
Loss for the year	3,205	(13)	(4,860)	186	(49,156)	285	(50,353)	621	(49,732)

	Continuing operations							Discontinued operations
Year Ended June 30, 2025 *restated (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Digital Assets	Total Continuing	Critical Power Services	Total
Revenue from contracts with customers	-	-	53	-	-	8	61	-	61
Costs of sales - other	-	-	(50)	-	-	-	(50)	-	(50)
Gross profit	-	-	3	-	-	8	11	-	11
General and administrative expenses	(8)	(7)	(2,868)	37	(8,253)	-	(11,099)	-	(11,099)
Other gains	-	-	-	16	-	-	16	-	16
Other income	-	-	-	-	-	-	-	1,648	1,648
Depreciation and amortization	-	-	(509)	(3)	(1)	(4)	(517)	-	(517)
Operating loss	(8)	(7)	(3,374))	50	(8,254)	4	(11,589)	1,648	(9,941)
Restructuring and other non-recurring costs	(1,185)	-	(176)	2,072	(1,123)	-	(412)	-	(412)
Impairment costs	-	(1,549)	(982))	-	-	-	(2,531)	-	(2,531)
Finance expense - net	(175)	-	1,466	(39)	(4,717)	-	(3,465)	-	(3,465)
Profit/(loss) before income tax	(1,368)	(1,556)	(3,066)	2,083	(14,094)	4	(17,997)	1,648	(16,349)
Income tax	-	-	552	-	139	-	691	-	691
Loss for the year	(1,368)	(1,556)	(2,514)	2,083	(13,955)	4	(17,306)	1,648	(15,658)

	Continuing operations						Discontinued operations
Year Ended June 30, 2024 (US dollars in thousands)	Critical Power Services	Solar Development	Electric Vehicles	Sustainable Energy Solutions	Corporate Office	Total Continuing	Critical Power Services	Total
Revenue from contracts with customers	-	-	16	-	-	16	11,811	11,827
Costs of sales - other	(52)	-	102	(23)	-	27	(10,268)	(10,241)
Gross profit	(52)	-	118	(23)	-	43	1,543	1,586
General and administrative expenses	(53)	(344)	(1,794)	(324)	(5,006)	(7,521)	(1,228)	(8,749)
Other gains	47	-	10	32	-	89	4	93
Other income	-	-	-	-	-	-	99	99
Depreciation and amortization	(448)	-	(671)	(3)	(8)	(1,130)	(439)	(1,569)
Operating loss	(506)	(344)	(2,337)	(318)	(5,014)	(8,519)	(21)	(8,540)
Restructuring and other non-recurring costs	-	-	-	-	(1,392)	(1,392)	2	(1,390)
Impairment losses	48,315	(11,187)	(366)	10,787	(77,325)	(29,686)	(552)	(30,238)
Finance expense - net	(3,741)	(2)	(2,726)	(68)	1,918	(4,619)	(310)	(4,929)
Profit/(loss) before income tax	44,068	(11,533)	(5,429)	10,491	(81,813)	(44,216)	(881)	(45,097)
Income tax	(797)	-	277	(1,083)	-	(1,603)	-	(1,603)
Loss for the year	43,271	(11,533)	(5,152)	9,408	(81,813)	(45,819)	(881)	(46,700)

b)	Segment net assets

Net assets by reportable segment are as follows:

As at June 30, 2026	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Data
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Center	Total

Assets	1,051	29	31,468	87	101,772	22,018	156,425
Liabilities	(825)	(59)	(38,530)	(72)	(64,330)	(15,675)	(119,491)
Net assets/(liabilities)	226	(30)	(7,062)	15	37,442	6,343	36,934

As at June 30, 2025*restated	Critical Power	Solar	Electric	Sustainable Energy	Corporate	Digital
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Assets	Total

Assets	224	42	33,875	84	58,508	4	92,737
Liabilities	(1,518)	(62)	(22,344)	(154)	(51,421)	-	(75,499)
Net assets/(liabilities)	(1,294)	(20)	11,531	(70)	7,087	4	17,238

As at June 30, 2024	Critical Power	Solar	Electric	Sustainable Energy	Corporate
(US dollars in thousands)	Services	Development	Vehicles	Solutions	Office	Total

Assets	5,958	1,549	20,674	72	9,180	37,433
Liabilities	(8,596)	(284)	(17,550)	(1,026)	(50,513)	(77,969)
Net assets/(liabilities)	(2,638)	1,265	3,124	(954)	(41,333)	(40,536)

5. Other gains

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Australian solar projects	-	-	32
Gains/(losses) on effectuation of DOCA	-	-	-
Other gains	1,272	16	57
Total other gains	1,272	16	89

6. Other income

There is $0.22 million other income recognized in the year ended June 30, 2026 and nil in the year ended June 30, 2025, 2024.

7. Operating profit/(loss)

Operating profit/(loss) from continuing operations is stated after charging/(crediting):

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Amortization of intangible assets	279	360	384
Depreciation of property, plant and equipment	649	157	746
Auditors’ remuneration - audit fees	315	250	267
Auditors’ remuneration - tax services	-	-	-
Directors’ emoluments	1,945	777	742
Other gains	(1,272)	(16)	(89)

In addition to audit services, the Company’s auditors provided comfort letter and consent services in connection with the Company’s regulatory filings during the year ended June 30, 2026. Fees for these services amounted to $0.12 million (2025, 2024: nil).

8. Restructuring, impairment and other non-recurring costs

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Corporate restructuring - litigation provision	537	596	-
Fiscal provision	772	154	1,389
Gain on effectuation of DOCA	(575)	(514)	-
Remediation	-	-	-
Acquisition related and other costs	717	176	3
Total	1,451	412	1,392

In the year ended June 30, 2026, the Company recognised restructuring and other non-recurring costs of US$1.45 million (2025: US$0.41 million; 2024: US$1.39 million), comprising a corporate restructuring litigation provision, a fiscal provision relating to HMRC’s VAT assessment, a loss on effectuation of the Deed of Company Arrangement (DOCA), and acquisition-related and other costs.

In the year ended June 30, 2023, a provision of $1 million was made for the potential failure to convince HMRC that the VAT claims made by VivoPower PLC (“PLC”) were correct and should be refunded to the company. During FY24, HMRC cancelled the VAT Registration for PLC on the basis that the claim had no merit. Post year-end, PLC has lodged a formal appeal with HMRC and is currently considering further options, which may include seeking a Tribunal hearing if necessary.

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

9. Staff numbers and costs

The average number of employees disclosed above includes directors and excludes Advisory Council members, external advisors, contractors and other non-payroll personnel.

The average number of employees (including directors) during the period was:

	Year Ended June 30
	2026	2025	2024
Sales and Business Development	2	11	4
Central Services and Management	6	14	10
Production	1	16	46
Data Center	5	-	-
Total	14	41	60

Their aggregate remuneration costs comprised:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Salaries, wages and incentives	1,433	1,025	2,045
Social security costs	14	21	362
Pension contributions	95	35	175
Short-term compensated absences	-	8	39
Total	1,542	1,089	2,621

Directors’ emoluments for the year ended June 30 2026 are disclosed in directors note.

Key Management Personnel:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Salaries, wages and incentives	1,698	597	957
Social security costs	14	-	6
Pension contributions	49	16	35
Total	1,761	613	998

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended June 30, 2026 was 9 (year ended June 30, 2025: 6; year ended June 30, 2024: 8).

10. Finance income and expense

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Finance income
Foreign exchange gain	456	3,560	1,380
Interest income	-	8	16
Total finance income	456	3,568	1,396

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Finance expense
Related party loan interest payable	4,022	4,532	4,637
Convertible loan notes and preference shares interest payable	311	298	267
Convertible warrants	-	413	-
Lease liability interest payable	112	4	13
Bank interest payable	66	56	49
Foreign exchange losses	1,247	1,533	452
Other finance costs	1,273	197	597
Total finance expense	7,031	7,033	6,015

11. Taxation

(a)	Tax (charge)/credit

	Year Ended June 30
	2026			2025			2024
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Current tax
UK corporation tax	-	-	-	-	-	-	-	-	-
Foreign tax	(12)	-	(12)	139	-	139	-	-	-
Total current tax	(12)	-	(12)	139	-	139	-	-	-

Deferred tax
Current year
UK tax	-	-	-	-	-	-	-	-	-
Foreign tax	(1,606)	-	(1,606)	552	-	552	(1,603)	-	(1,603)
Total deferred tax	(1,606)	-	(1,606)	552	-	552	(1,603)	-	(1,603)

Total income tax	(1,618)	-	(1,618)	691	-	691	(1,603)	-	(1,603)

All current and deferred tax charges/(credits) recognised in both the current and prior year relate to foreign taxation arising in jurisdictions outside the United Kingdom.

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rates applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Loss before income tax before discontinuing operations	(48,735)	(17,997)	(44,216)
Group weighted average corporation tax rate	24.7%	25.0%	18.40%
Tax at standard rate	12,022	4,499	8,121
Effects of:
Effect of tax rates in foreign jurisdictions and other reconciling items	(1,270)	(349)	-
Other taxable/(deductible) items	230	-	-
Deferred tax assets not recognized on tax losses	(12,608)	(3,459)	(9,724)
Other tax effect	8	-	-
Total income tax from continuing operation for the period recognized in the
Consolidated Statements of Comprehensive Loss	(1,618)	691	(1,603)

(b)	Deferred tax

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Deferred tax assets	3,206	4,405	4,099
Deferred tax liabilities	(7,850)	(2,572)	(2,873)
Net deferred tax (liability)/asset	(4,644)	1,833	1,226

The deferred tax assets are analyzed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
June 30, 2023	4,276	860	5,136
Credit to comprehensive income	(177)	(860)	(1,037)
June 30, 2024	4,099	-	4,099
Charged to comprehensive income	306	-	306
June 30, 2025	4,405	-	4,405
Charged to comprehensive income	(1,199)	-	(1,199)
June 30, 2026	3,206	-	3,206

The deferred tax liabilities are analyzed as follows:

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
June 30, 2023	-	(2,232)	(2,232)
Charged to comprehensive income	-	(641)	(641)
June 30, 2024	-	(2,873)	(2,873)
Charged to comprehensive income		301	301
June 30, 2025	-	(2,572)	(2,572)
Movement recognized during the year	-	(408)	(408)
Acquired in business combination	-	(5,256)	(5,256)
Translation and other differences	-	386	386
June 30, 2026	-	(7,850)	(7,850)

Deferred tax by type of temporary difference

(US dollars in thousands)

Asset / (Liability)	2026	2025
Property, plant and equipment	(354)	-
Intangible assets	(4,330)	(3,206)
Right-of-use assets	(2,192)	-
Lease liabilities	2,232	-
Borrowings	-	-
Other temporary differences	-	624
Tax losses carried forward	16,665	4,405
Deferred tax assets not recognized	(16,665)	-
Recognized net deferred tax (liability)/asset	(4,644)	1,833
Presented as: deferred tax assets	-	4,405
Presented as: deferred tax liabilities - net	(4,644)	(2,572)

Deferred tax has been recognized in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

At the reporting date, the Group had unused tax losses of $65.84 million (2025: $50.35 million) for which deferred tax assets of $16.65 million (2025: $12.86 million) have not been recognized. These amounts represent the remaining unused tax losses after recognizing deferred tax assets to the extent that they are supported by corresponding taxable temporary differences.

No deferred tax asset has been recognized in respect of the remaining losses as it is not considered probable that sufficient future taxable profits will be available against which these losses can be utilized. The unused tax losses may be carried forward indefinitely in the jurisdictions to which they relate.

The deferred tax balances as of June 30, 2025 are presented as previously reported, with no restatement. The basis for recognising deferred tax assets and offsetting deferred tax assets and liabilities is consistent across all periods presented.

The recognized deferred tax asset is limited to the amount supported by corresponding taxable temporary differences, resulting in full offset against the recognized deferred tax liability.

12. Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Cost
At June 30, 2023	307	463	1,716	248	3,034	5,768
Reclass to assets held for sale[1]	(235)	(400)	(867)	(249)	(2,049)	(3,800)
Foreign exchange	1	2	-	-	(5)	(2)
Additions	18	307	57	1	226	609
Disposals	(3)	(63)	(495)	-	(1,131)	(1,692)
At June 30, 2024	88	309	411	-	75	883
Foreign Exchange	-	4	37	-	7	48
Additions	41	10	77	-	238	366
At June 30, 2025* restated	129	323	525	-	320	1,297
Foreign exchange	214	52	(14)	-	(8)	244
Additions	2,964	860	2,474	-	9,965	16,263
Disposals	(38)	(11)	(53)	-	-	(102)
At June 30, 2026	3,269	1,224	2,932	-	10,277	17,702

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
Depreciation
At June 30, 2023	255	263	707	50	751	2,026
Reclass to assets held for sale[1]	(201)	(287)	(543)	(71)	(616)	(1,759)
Foreign exchange	(1)	(3)	(1)	-	(23)	(28)
Charge for the year	31	87	136	21	474	749
Disposals	(4)	(40)	(30)	-	(470)	(544)
At June 30, 2024	80	20	269	-	75	444

Foreign Exchange	-	2	29	-	7	38
Charge for the year	9	41	59	-	48	157
Impairment	-	14	42	-	-	56
At June 30, 2025*restated	89	77	399	-	130	695
Foreign exchange	(1)	38	(22)	-	(5)	10
Charge for the year	315	222	64	-	48	649
Disposals	(38)	(11)	(53)	-	-	(102)
Impairment	-	-	-	-	-	-
At June 30, 2026	365	326	388	-	173	1,252

Net book value	Computer Equipment	Motor vehicles	Plant & Equipment	Fixtures & Fittings	Right-of-Use Assets	Total
At June 30, 2024	8	289	142	-	-	439
At June 30, 2025*restated	40	246	126	-	190	602
At June 30, 2026	2,904	898	2,544		10,104	16,450

1.	Reclassification to Held for Sale at June 30, 2024 on account of the sale of Kenshaw Electrical, refer to Note 22 Discontinued Operations

13. Intangible assets

	Year Ended June 30
(US dollars in thousands)	2026	2025*restated	2024
Goodwill	18,181	1,788	1,636
Other intangible assets	35,824	13,798	13,600
Total	54,005	15,586	15,236

a)	Goodwill

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
As at July 1	1,788	1,636	17,698
Recognized during the year	16,399
Impairment losses	-	-	(16,124)
Foreign exchange	(6)	152	63
Carrying value	18,181	1,788	1,636

Goodwill of $16.39 million recognized during the year represents to Cromwell acquired during the year, the Group’s goodwill balance of $1.788 million is allocated wholly to the Tembo / Electric Vehicles cash-generating unit. (June 30, 2025: $1.788 million was allocated wholly to the Tembo / Electric Vehicles cash-generating unit; June 30 2024: $1.636 million was allocated wholly to the Tembo / Electric Vehicles cash-generating unit)

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	Year Ended June 30
(US dollars in thousands)	2026	2025*restated	2024
Cromwell (allocated to the Data Center segment)	16,399	-	-
Tembo (allocated to the Electric Vehicle segment)	1,782	1,788	1,636
Total	18,181	1,788	1,636

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

In the prior years, following the sale of Kenshaw Electrical on July 2 2024, the goodwill and intangible assets attributable to the Aevitas (Critical Power Services) CGU were fully written off as they were no longer considered recoverable from ongoing operations.

In addition, following the disposal of Kenshaw and a review of VivoPower Pty Ltd (“VivoPower Pty”), management determined on July 5 2024 to place VivoPower Pty into Voluntary Administration. As a result, the remaining goodwill and intangible assets associated with VivoPower Pty and held within other Group entities were also fully written off in the prior year.

On May 12 2026, VivoPower acquired 100% of the shares of Cromwell AS (“Cromwell”) and its wholly owned subsidiary Nordland Data AS from COWA. Goodwill of $16.399 million represents the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. The Company believes the goodwill is attributable to the skill and expertise of the acquired workforce, access to low-cost hydroelectric power, the opportunity to repurpose the facility for artificial intelligence and high-performance computing, expected growth from expected synergies

At June 30, 2026, we tested the goodwill and intangible assets of the Tembo cash generating unit, with a carrying amount of US$15.6 million, for impairment. The recoverable amount, based on value in use, was US$32.4 million, giving headroom of US$16.8 million, and no impairment was recognized.

The key assumptions are forecast revenue and EBITDA margin, the long-term growth rate and the discount rate. Management determined these assumptions based on its financial model and, for the discount rate, external market information. The key assumptions were a discount rate based on a weighted average cost of capital of 11.3% (June 30, 2025: 12.1%; June 30, 2024: 13.7%), a six-year cash flow forecast reflecting the commencement of sales of conversion kits, the Tembo Tusker and electric Jeepneys, and a terminal growth rate of 2%. The terminal value represents about 79% of the recoverable amount.

The recoverable amount of the CGU was determined based on value in use. The recoverable amount at June 30, 2026 was US$32.4 million, compared with a carrying amount of US$15.6 million. Value in use was calculated from cash-flow projections from management’s financial model covering a six-year period, FY27 to FY32. Cash flows beyond this period were extrapolated using a long-term growth rate of 2.0% which management considers conservative and well below industry and country growth rates. A discount rate of 11.3% was applied.

The recoverable amount would equal the carrying amount at a discount rate of approximately 17.8%, or if forecast revenue were about 26% lower in every forecast year, with other assumptions unchanged. Tembo’s revenue for FY26 was US$94 thousand, and the forecast depends on a significant increase in sales. A reasonably possible change in these assumptions could result in an impairment.

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

In FY25, the Group reassessed the recoverability of its Caret solar development projects. The remaining active projects, TX75 and TX341, together with the other solar projects, were fully impaired during the FY25. Accordingly, no capitalized solar project development costs remain at June 30 2026.

Sensitivity

The recoverable amount exceeded the carrying amount by US$16.8 million. The recoverable amount would remain above the carrying amount at a discount rate of 25%, at a long-term growth rate of 0%, or with revenue 20% below forecast in every forecast year

(b)	Other intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other Intangible Assets	Total Intangible Assets
Cost
At June 30, 2023	2,556	1,338	3,951	12,678	7,832	203	28,558
Foreign exchange	(9)	1	25	-	(112)	-	(95)
Additions	-	-	-	13	3,966	-	3,979
Disposals	-	-	-	-	-	-
At June 30, 2024	2,547	1,339	3,976	12,691	11,686	203	32,442
Foreign exchange	125	34	-	-	1078	-	1,237
Reclassification	-	-	-	47	-	(47)	-
Additions	-	-	-	-	1,141	-	1,141
At June 30, 2025*restated	2,672	1,373	3,976	12,738	13,905	156	34,820
Foreign exchange	-	-	-	-	(284)	1	(283)
Additions	-	15,200	7,100	-	288	-	22,588
At June 30, 2026	2,672	16,573	11,076	12,738	13,909	157	57,125

Amortization and Impairment	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2023	1,507	624	1,732	-	61	156	4,080
Foreign exchange	(6)	(1)	19	-	(3)	-	9
Amortization	390	138	261	-	34	-	823
Impairment	290	488	1,964	11,188	-	-	13,930
At June 30, 2024	2,181	1,249	3,976	11,188	92	156	18,842
Foreign exchange	112	30	-	-	128	-	270
Amortization	273	74	-	-	13	-	360
Impairment	-	-	-	1,550	-	-	1,550
At June 30, 2025	2,566	1,353	3,976	12,738	233	156	21,022

Foreign exchange	-	-	-	-	-	-	-
Amortization	-	213	66	-	-	-	279
Impairment	-	-	-	-	-	-	-
At June 30, 2026	2,566	1,566	4,042	12,738	233	156	21,301

Net book value	Customer Relationships	Trade Names	Favorable Supply Contracts	Solar Projects	Product Development	Other	Total
At June 30, 2024	366	90	-	1,503	11,594	47	13,600
At June 30, 2025*restated	106	20	-	-	13,672	-	13,798
At June 30, 2026	106	15,007	7,034	-	13,676	1	35,824

Customer relationships and trade names are finite-life intangible assets and are amortized over their remaining useful lives, have an average remaining period of amortization of 2 years and 2 years respectively. Solar projects were fully impaired. Electric vehicle product development costs are incomplete and not yet available for use and therefore are not amortized.

Additions for the year ended June 30, 2026 comprise of $0.28 million electric vehicle product development costs in Tembo (June 30, 2025: $1.14 million; June 30, 2024: $4.0 million).

Favourable Supply contracts and trade names additions relate to intangible assets acquired as part of the acquisition of Cromwell, amounting to $7.1 million and $15.2 million, respectively. These intangible assets are amortized over their respective useful lives in accordance with the Group’s established amortization policies for similar intangible assets.

14. Acquisition of Cromwell AS

On 12 May 2026, VivoPower acquired 100% of the shares of Cromwell AS (“Cromwell”) and its wholly owned subsidiary Nordland from COWA. Cromwell owns and operates a hydro-powered data center facility in Norway, providing hosting services to an institutional Bitcoin mining customer. The Company acquired Cromwell to obtain an operating platform with access to large-scale, low-cost renewable power that can be repurposed for artificial intelligence and high-performance computing workloads.

The acquisition-date fair value of the consideration transferred consisted of cash of $20.9 million, deferred cash payments of $10.25 million due within twelve months of the acquisition date, 1,507,353 shares of common stock of the Company with a fair value of $3.9 million and a warrant over 1,055,147 shares of common stock of the Company with a fair value of $2.8 million. The shares and warrant were measured at the quoted market price of the Company’s Class A Ordinary Shares on the acquisition date discounted for lack of marketability. The warrant was exercised on a cashless basis on June 17, 2026 for 1,054,963 Class A Ordinary Shares. The transaction was accounted for as a business combination using the acquisition method of accounting, and the Company recognized $10,195 of acquisition-related costs, which were expensed within general administrative expenses in the consolidated statements of comprehensive loss for the year ended June 30 2026.

The acquisition was funded from the proceeds of the Company’s private placement of convertible preferred stock. The following table summarizes the provisional fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(US dollars in thousands)	2026
Fair value of consideration transferred:
Cash paid at closing	20,939
Deferred cash payments	10,048
Fair value of Class A Ordinary Shares issued	3,940
Fair value of warrant issued	2,757
Total consideration	37,684

Cash and cash equivalents	50
Accounts receivable	62
Prepayments and other assets	814
Tax asset	652
Other receivables	1,115
Total current assets	2,693

Property and equipment, net	5,774
Intangible assets	22,300
Right-of-use asset	10,825
Other long-term assets	3,204
Deferred tax assets	264
Total assets	45,060

Accounts payable and accrued expenses	5,262
Lease liability - current portion	759
Other payables	1,028
Unearned revenue	968
Total current liabilities	8,017

Lease liability	10,237
Deferred tax liability	5,521
Total liabilities	23,775

Fair value of identifiable net assets	21,285

Goodwill on acquisition	16,399

From the date of acquisition through June 30, 2026, Cromwell contributed revenue and net income of $2.45 million and $0.28 million, respectively. If Cromwell had been acquired on July 1, 2025, revenue and net income for the year ended June 30, 2026 would have been $18.25 million and $2.09 million, respectively.

The amounts above represent the Company’s provisional fair value estimates as of May 12 2026 and are subject to subsequent adjustments as additional information is obtained during the applicable measurement period. The primary areas of estimates include certain tangible assets acquired, liabilities assumed, as well as the identifiable intangible assets. The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible asset consists of customer contracts and trademarks and tradenames which were assigned fair values of $7.1 million and $15.2 million, respectively. The customer contract and tradenames and trademarks are being amortized according to Group’s policy.

The trademarks and trade names intangible asset was valued using the relief from royalty method. The customer contract intangible asset was valued using the multi-period excess earning method. These methods require several judgments and assumptions to determine the fair value of intangible assets, including projected hosting revenue, royalty rates, power costs, contributory asset charges, discount rates and tax rates. These nonrecurring fair value measurements are Level 3 measurements within the fair value hierarchy.

Goodwill of $16.39 million represents the excess of the purchase price over the net identifiable assets acquired and liabilities assumed. The Company believes the goodwill is attributable to the skill and expertise of the acquired workforce, access to low-cost hydroelectric power, the opportunity to repurpose the facility for artificial intelligence and high-performance computing, expected growth from expected synergies. Goodwill is deductible for income tax.

15. Investment in subsidiaries

The subsidiary undertakings of the Group at June 30 2026 were as follows:

Subsidiary Undertakings	Percentage of shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower (USA) Development, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
Caret Global, LLC (formerly Caret, LLC)	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
Caret Digital, LLC (formerly Caret Decimal, LLC)	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
Aevitas O Holdings Pty Ltd	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
Aevitas Group Limited	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
Aevitas Holdings Pty Ltd	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
KESW SO Pty Ltd (formerly Kenshaw Solar Pty Ltd and J.A. Martin Electrical Pty Limited)	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
Tembo Technologies Pty Ltd (formerly Tembo EV Australia Pty Ltd)	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
Tembo EV Pty Ltd	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
TemboDrive Pty Ltd	100%	Level 11, 110 Mary St, Brisbane City QLD 4000, Australia
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street,
VivoPower RE Solutions Inc.	64%	E-Square Zone, Crescent Park West, Bonifacio Global City,
V.V.P. Holdings Inc. *	40%	Taguig, Metro Manila
Tembo e-LV B.V.	100%	De Donge 5, 5684 PX Best, the Netherlands
Tembo 4x4 e-LV B.V.	100%	De Donge 5, 5684 PX Best, the Netherlands
FD 4x4 Center B.V.	100%	De Donge 5, 5684 PX Best, the Netherlands
Tembo Group B.V. (formerly Tembo EUV Solutions B.V)	100%	De Donge 5, 5684 PX Best, the Netherlands
Tembo EUV Solutions FZCO	100%	DSO-IFZA, IFZA Properties, Dubai Silicon Oasis, Dubai, United Arab Emirates
Tembo EUV Investment Corporation Ltd	100%	WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, Grand Cayman, KY1-1111, Cayman Islands
Cromwell AS (now known as Vivo Power Norge Infrastructure AS)	100%	Nytt Foretak AS, Grundingen 6, 0250 Oslo, Norway
Nordland Data AS (now known as Arctic Norge Data I AS)	100%	Mellomvika 17, 8622 Mo i Rana, Norway

*	V.V.P. Holdings Inc. is controlled by VivoPower Pty Ltd, notwithstanding only owning 40% of the ordinary share capital.

VivoPower Philippines Inc. and VivoPower RE Solutions Inc. are both dormant. As there are no material net assets or results attributable to their minority shareholders at 30 June 2026, no material non-controlling interest is presented in the consolidated financial statements.

The following subsidiaries were deregistered during the year:

Electrical Engineering Group Pty Limited (Australia) – Deregistered on 16 December 2025.

KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd) (Australia) – Deregistered on 31 May 2026.

16. Other Investments

The Group’s financial assets at the reporting date comprise the following:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Equity instruments measured at fair value through profit or loss
Listed equity investment (16.67 % holding)	3,034	–	–
Unlisted equity investment	4,345	–	–
	7,379	–	–
Debt instruments measured at amortized cost
Convertible note receivable	1,120	–	–
	1,120	–	–
Total Other Investments	8,499	–	–

Listed equity investment

The listed equity investment represents a 16.67 % holding of registered common shares in a Korean company listed on the KOSDAQ market. The shares are held in the Group’s name through the Korea Securities Depository and are subject to a one-year lock-up period from the listing date.

The ownership interest is below the 20 % threshold that creates a rebuttable presumption of significant influence under IAS 28. The Group does not have board representation or other participation in the financial and operating policy decisions of the investee, and there are no other indicators of significant influence. Accordingly, the investment is accounted for as a financial asset under IFRS 9 and measured at fair value through profit or loss. Fair value is based on the quoted market price at the reporting date. Changes in fair value are recognized in profit or loss.

Unlisted equity investment

The unlisted equity investment represents a minority passive holding. The Group does not have significant influence over the investee. The instrument is measured at fair value through profit or loss. Fair value is determined using recent transaction evidence and other relevant market information available at the reporting date. Changes in fair value are recognized in profit or loss.

Convertible note receivable

The convertible note is an unsecured debt instrument that carries a contractual interest rate and is convertible, at the Group’s option, into equity of the issuer on or before a fixed sunset date. Until conversion, the instrument remains a pure debtor-creditor relationship. The host debt instrument is measured at amortized cost using the effective-interest method. Any embedded conversion feature that does not meet the fixed-for-fixed criterion is separated and measured at fair value through profit or loss. At the reporting date the carrying amount approximates the outstanding principal advanced, net of any impairment allowance.

Expected credit losses

The Group has assessed expected credit losses on the debt instrument measured at amortized cost. At the reporting date no significant increase in credit risk has been identified and the loss allowance is not material.

17. Cash and cash equivalents

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Cash at bank and in hand	2,018	60	199

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
A+	4	45	11
A	-	-	-
A-	-	-	-
AA-	84	15	188
Bank Wallets	1,930	-	-
Total	2,018	60	199

18. Restricted cash

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Bank guarantee security deposit	61	191	292

Restricted cash represents cash balances subject to restriction as security for bank guarantees and other performance obligations.

19. Trade and other receivables

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Current receivables
Trade receivables	1,433	-	-
Contract assets	64	221	254
Other current assets	86	82	67
Prepayments	1,124	822	79
Other receivables	71,694	69,612	9,643
Current tax receivable	-	-	-
Total	74,401	70,737	10,043

Other receivables at June 30, 2026 include receivables from investors amounting to $59.35 million pursuant to Regulation S subscription agreement, and receivables from investors amounting to $10 million, representing their subscription investment in Tembo, of which $7.4 million is receivable.

 Other receivables at June 30, 2025 include receivables from investors amounting to $60.5 million pursuant to Regulation S subscription agreement, and receivables from investors amounting to $10 million, representing their subscription investment in Tembo, of which $8.7 million is receivable.

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

Analysis of trade receivables:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Trade receivables	1,433	-	-
Less: credit note provision	-	-	-
Total	1,433	-	-

The maximum exposure to credit risk for trade receivables by geographic region was:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024

United States	11	-	-
Australia	198	-	-
Netherlands	-	-	-
Norway	1,224	-	-
	1,433	-	-

The aging of the trade receivables, net of is:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
0-90 days	1,422	-	-
Greater than 90 days	11	-	-
Total	1,433	-	-

20. Inventory

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Raw materials	986	1,151	1,646
Total	986	1,151	1,646

21. Assets classified as held for sale

		Year Ended June 30
(US dollars in thousands)	% Owned	2026	2025	2024
KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)		-	-	5,479
Total		-	-	5,479

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

22. Discontinued operations

On July 2, 2024, Kenshaw Electrical was sold for a consideration of $0.8 million (AU$1.2 million).

Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

Financial performance and cash flow information

The financial performance and cash flow information presented are for the years ended June 30, 2025, 2024 and 2023:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Revenues	-	-	11,909
Cost of sales	-	-	(10,268)
Income/(Expenses)	621	1,648	(2,522)
Loss before income tax	621	1,648	(881)
Income tax expense	-	-	-
Gain/(loss) from discontinued operations	621	1,648	(881

Net cash inflow/(outflow) from operating activities	621	1,648	(881)
Net cash inflow/(outflow) from investing activities	-		-
Net cash inflow/(outflow) from financing activities	-		-
Net increase in cash generated by subsidiary	621	1,648	(881)

Assets and liabilities of disposal group as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operations as at June 30, 2026, 2025 and 2024:

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Assets classified as held for sale	-
Trade and other receivables	-	-	2,366
Inventories	-	-	657
Property, plant and equipment	-	-	2,040
Goodwill	-	-	210
Intangible assets	-	-	-
Deferred tax assets	-	-	206
Total assets of disposal group classified as held for sale	-	-	5,479

Liabilities directly associated with assets classified as held for sale
Trade and other payables	-	-	2,722
Current debt	-	-	1,267
Non-current debt	-	-	77
Lease liabilities - current	-	-	263
Lease liabilities - non-current	-	-	1,186
Total liabilities of disposal group classified as held for sale	-	-	5,515

Net assets/(liabilities) identified as held for sale	-	-	(36)

Estimated gain on sale - Kenshaw Electrical Pty Ltd	USD	AUD
Consideration received or receivable
Cash
Purchase price	2,613	4,000
Working capital adjustment	(1,822)	(2,789)
Cash	791	1,211
Fair value of contingent consideration	-	-
Less costs to sell	-	-
Total disposal consideration	791	1,211
Estimated carrying amount of net assets/(liabilities) sold	(36)	(54)
Estimated gain on sale as at June 30, 2024	827	1,265

Disposal consideration for the sale of the Kenshaw Electrical business on July 2, 2024 comprised a cash purchase price of $2.6 million (AU$4.0 million), less completion working capital adjustments of $1.8 million (AU$2.8 million), giving net cash consideration of $0.8 million (AU$1.2 million). Net liabilities sold were $0.04 million (AU$0.05 million), resulting in an initial gain on disposal of $0.8 million (AU$1.3 million).

Disposal consideration for the sale of the business and assets of J.A. Martin Electrical Pty Limited (excluding its solar division) on July 1, 2022, comprised cash purchase price, including completion working capital adjustments of $2.9 million (AU$4.3 million). Initial estimate of fair value of deferred contingent consideration of $4.5 million, as recorded in July 2022, payable 12 months after completion, applied a contracted 4.5x multiple to year 1 forecast EBITDA of AU$2.7 million, discounted at 10% to net present value, less purchase price paid. The final deferred consideration of $0.6 million (AU$ 0.9 million) was received in August 2023. Costs to sell comprise advisory fees of $0.4 million (AU$0.5 million). Net book value of net assets sold was $7.0 million (AU$10.1 million), resulting in a loss on disposal of $3.9 million (AU$5.4 million).

Reconciliation of adjusted gain on sale - Kenshaw Electrical	USD 000	AUD 000
Gain on sale - as estimated at June 30, 2024	827	1,265
Cash consideration adjustment	-	-
Fair value of contingent consideration adjustment	-	-
Cost to sell adjustment	821	1,369
Carrying amount of net assets sold adjustment	-	-
Gain on sale reported in year ended June 30, 2025	1,648	2,634

23. Trade and other payables

	Year Ended June 30
(US dollars in thousands)	2026	2025*restated	2024
Current trade and other payables
Trade payables	8,986	3,337	10,973
Shares to be issued	10,000	10,000	10,000
Deferred acquisition consideration payable	10,173	-	-
Accruals	19,583	15,675	13,188
Related party payable	-	2,500	-
Payroll liabilities	1,633	3,274	3,574
Sales tax payable	675	-	-
Deferred income	1,936	11	10
Other creditors	1,674	4,057	183
Total current trade and other payables	54,660	38,854	37,928

Non-current other payables
Non-current accrued interest	-	2,150	-
Non-current accrued loan and other fees	-	75	-
Total non-current other payables	-	2,225	-

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

Non-current accrued interest relates to interest on AWN related party loans. As of June 30, 2026, a portion of the interest are classified under noncurrent assets as they are due beyond 1 year. All falling due within the next year are then classified as current in “Accruals” line item under Current trade and other payables.

24. Provisions

	As at June 30
(US dollars in thousands)	2026	2025 *restated	2024
Current provisions
Employee entitlements	-	43	11
Fiscal	2,392	1,620	2,038
Litigation	1,348	811	181
Warranty	-	-	-
Total current provisions	3,740	2,474	2,230
Non-current provisions
Employee entitlements	18	17	13
Litigation		-	44
Total non-current provisions	18	17	57

Total provisions	3,758	2,491	2,287

A dispute arose between VivoPower PLC and Accès Industriel Mining, Inc. (“Accès”) concerning the supply and installation of electric vehicle conversion equipment under a distribution agreement dated 17 June 2021. In October 2025, the parties entered into a settlement agreement without admission of liability, providing for settlement payments and the release of claims arising from the dispute.

The agreement’s payment schedule provided for cash instalments totaling US$596,921, together with a conditional additional payment of US$35,000 if earlier instalments were not settled promptly. According to management’s settlement reconciliation, Accès offered a US$39,692 reduction for full settlement, resulting in total cash payments of US$557,229. The Company paid US$100,000 on 3 November 2025, US$100,000 on 8 January 2026 and a final payment of US$357,229 on 2 July 2026, subsequent to the financial year ended 30 June 2026.

In our FY23 accounts, a provision of $1 million was made for the potential failure to convince HMRC that the VAT claims made by VivoPower PLC (PLC) were correct and should be refunded to the company. During FY24, HMRC cancelled the VAT Registration for PLC on the basis that the claim had no merit. Post year-end, PLC has lodged a formal appeal with HMRC and is currently considering further options, which may include seeking a Tribunal hearing if necessary.

Also, in FY24 HMRC cancelled the VAT registration of VivoPower Services Ltd (VISL) due to outstanding payments. Post year end VISL has lodged a formal appeal with HMRC. Should this appeal fail we then plan to insist on a Tribunal hearing.

Additionally, post-year end both PLC and VISL have engaged a UK based legal firm specializing in solving VAT issues with HMRC.

Warranty provisions in Australia relate to the servicing of generators and is based on a percentage of revenue generated. For FY24, this provision is no longer required as the acquirer of Kenshaw has taken responsibility for this.

Employee entitlements during the year include provisions for annual leave.

(US dollars in thousands)	Employee Entitlements	Remediation	Fiscal	Litigation	Warranty	Total
At June 30, 2024	24	-	2,038	225	-	2,287
Foreign exchange	(1)	-	-	-	-	(1)
Additional provisions	37	-	155	811	-	1,003
Reclassification/netting against VAT receivable			(573)			(573)
Provisions utilized	-	-	-	(225)	-	(225)
At June 30, 2025	60		1,620	811	-	2,491
Foreign exchange	(42)					(42)
Additional provisions			772	537		1,309
At June 30, 2026
	18		2,392	1,348		3,758

25. Warrant derivative liability

	Year Ended June 30
(US dollars in thousands)	2026	2025	2024
Warrant derivative liability	17,140	-	-
Total	17,140	-	-

Warrant derivative liabilities are initially recognised at fair value using a Monte Carlo simulation model. The valuation incorporates relevant market inputs and assumptions, including the underlying share price, exercise price, expected volatility, warrant term, risk-free interest rate and expected dividends, together with contractual exercise conditions and reset provisions.

Warrant derivative liabilities are subsequently remeasured at fair value at each reporting date using the Monte Carlo simulation model, with updated market inputs, assumptions and remaining contractual terms. Changes in fair value are recognised in profit or loss.

At June 30, 2026, the fair value of warrant derivative liabilities relating to the PIPE convertible preference shares amounted to US$10.12 million, while those relating to ASEAN amounted to US$1.57 million (June 30, 2025: Nil) and AWN warrants amounting $5.45 million (June 30, 2025: Nil).

26. a) Loans and borrowings

	As at June 30
(US dollars in thousands)	2026	2025	2024
Current liabilities
Debtor invoice financing	-	67	67
Shareholder loans	12,877	12,127	8,104
Total	12,877	12194	8,171

Non-current liabilities
Shareholder loan	15,859	16,800	20,915
Total	15,859	16,800	20,915
Total	28,736	28,994	29,086

Debtor invoice financing

In FY23, a new facility with a limit of AU$2.5 million was established by Kenshaw. As of June 30, 2024, this facility amounting to AU$1.8 million is reclassified to “Assets held for sale” as a result of Kenshaw Electrical sale.

Shareholder loans

The Group has shareholder loan facilities with AWN Holdings Limited (“AWN”), a related party of the Group.

The shareholder loan arrangements include amounts historically advanced by AWN to the Company and Aevitas O Holdings Pty Limited under separate long-term and short-term facilities. These included advances denominated in US dollars and Australian dollars and subject to interest rates ranging from 10.0% to 12.5%, or BBSY plus a fixed margin of 15.0%, together with applicable establishment, extension and exit fees.

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

(ii) upon completion by VivoPower PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN in accordance with the following schedule:

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

(iv) as consideration for the concessions agreed with AWN, VivoPower PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $0.67 per share.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal was due to be repaid in the current period, and $20.9 million principal was non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

The interest rate is 8% per annum and the line fee is 0.8% per annum. The loan matures on March 31, 2030, with monthly principal repayments from April 1, 2025 of the lesser of the outstanding principal and 1/60th of the maximum advances. The overdue rate is the applicable rate plus 2% per annum.

Mandatory prepayments apply on a qualifying liquidity event, including capital or debt raises or proceeds from disposals, with 20% of proceeds below $5.0 million, rising to $3,275,000 plus 45% of proceeds of $12.5 million or more. A change of control or sale of substantially all assets makes the full balance immediately repayable.

We also conducted an assessment in accordance with IFRS 9 to evaluate the novation of the loan. We concluded that there was no substantial modification in the net present value of the loan.

Short-term loans

In December 2021, a short term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas, with interest rate of 10.00% per annum payable on the principal sum upon maturity. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

In February and March 2023, further short-term loans of AU$0.5 million and AU$0.25 million were established between AWN and Aevitas O Holdings Pty Limited, drawn down between February and May 2023. The loans bear interest at BBSY bid rate plus a fixed margin of 15.0% per annum, payable on maturity. Establishment fees of 1%, totalling AU$7,500, were deducted upon drawdown, and exit fees of 3%, totalling AU$22,500, are payable on expiry. The original expiry date of June 30, 2023 was extended to August 31, 2023 and subsequently to October 31, 2025. At June 30, 2026, AU$0.83 million and AU$0.42 million, respectively, were owing.

The July 2023 loans of AU$0.25 million and AU$0.28 million have the same terms as the February and March 2023 loans. At June 30, 2026, AU$0.40 million and AU$0.44 million were owing. A further AU$0.28 million is repayable from Kenshaw Solar cash above AU$50,000. Interest on these loans is deferred and payable at expiry, and no interest had been paid as at June 30, 2026.

Total owed to AWN at June 30, 2026 was $46.4 million, comprising principal of $27.3 million and accrued interest and fees of $19.1 million. The separate $1.4 million related-party loan from AGI is not included in these AWN amounts.

Interest expense, including line and refinancing fees, was $3.2 million for the year. Current principal is $12.8 million and $14.6 million is non-current. The expiry dates for the short-term loans (April 1 and October 31, 2025) have passed. No overdue-rate interest has been accrued. AOH guarantees the obligations to AWN.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. The loan includes a facility limit of $34 million, of which a drawdown of $8.1 million principal was due to be repaid in the current period, and $20.9 million principal was non-current. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share.

26. b) Lease liabilities

	As at June 30
(US dollars in thousands)	2026	2025	2024
Current liabilities
Lease liabilities	741	55	-
Total	741	55	-

Non-current liabilities
Lease liabilities	9,552	140	-
Total	9,552	140	-
	9,552	140	-
Total	10,293	195	-

Leases

The Group leases land, buildings and other assets. Information relating to leases for which the Group is a lessee is presented below.

Right-of-use assets

Right-of-use assets had a carrying amount of $10.10 million at June 30, 2026. Additions during the year were $9.97 million, including $9.97 million recognized in connection with the Cromwell acquisition. Depreciation expense on right-of-use assets for the year was $0.05 million, comprising $0.05 million for land and buildings and nil for other assets.

Lease liabilities

Lease liabilities at June 30, 2026 were $10.29 million, compared with $0.20 million at June 30, 2025. Additions during the year included $10.10 million arising from the Cromwell acquisition. Interest expense on lease liabilities was $0.11 million. Total cash outflows for leases during the year ended June 30, 2026 were $0.04 million. A maturity analysis of lease liabilities is below.

The obligations under lease liabilities are as follows:

	Minimum Lease Payments			Present Value of Minimum Lease Payments
	As at June 30			As at June 30
(US dollars in thousands)	2026	2025	2024	2026	2025	2024
Amounts payable under lease liabilities:
Less than one year	783	57	-	741	55	-
Later than one year but not more than five	9,656	146	-	9,552	140	-
	10,439	203	-	10,293	195	-
Future finance charges	(146)	(8)	-	-	-	-
Total lease obligations	10,293	195	-	10,293	195	-

Other lease related information

Variable lease payments

Certain lease payments of the Group are linked to the Consumer Price Index. Payments linked to the index are included in the measurement of lease liabilities and right-of-use assets at the index rate applicable at each reporting date. Changes in such payments arising from indexation adjustments are recognised as a remeasurement of the lease liability and a corresponding adjustment to the right-of-use asset.

Residual value guarantees

The Group’s lease arrangements do not contain material residual value guarantees.

Extension, termination and renewal options

Extension and termination options are included in the lease term when the Group is reasonably certain to exercise them. Certain leases of the Group contain renewal provisions, and renewal periods are included in the lease term only when the Group is reasonably certain to exercise them. This assessment is reviewed when a significant event or change in circumstances affects it.

27. Called up share capital

	As at June 30
	2026	2025 *restated	2024
Allotted, called up and fully paid
Class A Ordinary Shares of $0.12 each	$3,686,890	$1,503,265	$533,298
Number allotted	30,724,084	12,527,212	4,439,733
Class A Ordinary Shares of $0.12 each	$3,686,890	$1,503,265	$533,298

“The Company is incorporated in England and Wales and, under the Companies Act 2006, does not have an authorized share capital. Our articles of association do not limit the number of shares we may issue. On January 30, 2026, our shareholders authorized the directors, under section 551 of the Companies Act 2006, to allot shares and to grant rights to subscribe for, or convert any security into, shares up to an aggregate nominal amount of US$116.4 million, equivalent to 970 million Class A Ordinary Shares of US$0.12 each. This authority expires on January 30, 2031, unless renewed, varied or revoked. Shareholders also disapplied statutory pre-emption rights for allotments under this authority. At June 30, 2026, 30,724,084 Class A Ordinary Shares of US$0.12 each were issued and fully paid, with a nominal value of US$3,686,890.

Movements in Class A Ordinary Shares:

	Shares No.	Par value USD 000	Share premium USD 000	Share subscription USD 000	Total USD 000
At June 30, 2023	25,651,140	308	105,018	-	105,326
Capital raises 1	1,715,191	206	2,862	-	3,068
Employee share scheme issues	282,836	19	340	-	359
Reverse stock split	(23,209,434)	-	-	-	-
At June 30, 2024	4,439,733	533	108,220	-	108,753
Capital raises 1	5,206,395	625	9,163	60,500	70,288
Other share issuances 2	2,881,084	346	4,572	-	4,918
Equity instruments	-	-	413	-	413
At June 30, 2025	12,527,212	1,504	122,368	60,500	184,372
Capital raises 1	3,494,749	419	18,909	-	19,328
Equity instruments	2,562,316	307	3,220	-	3,527
Other issuances	12,139,807	1,457	21,241	-	22,698
At June 30, 2026	30,724,084	3,687	165,738	60,500	229,925

At June 30 2026, the Company had 30,724,084 Class A Ordinary Shares in issue (June 30 2025: 12,527,212) and (June 30 2024: 4,439,733), each with a nominal value of $0.12.

During the year ended 30 June 2026, the Company issued 3,494,749 Class A Ordinary Shares through capital raises and 12,139,807 Class A Ordinary Shares through other share issuances and 2,562,316 through Equity Instruments - warrants. The equity warrants have been reclassified from share capital and premium to Warrant reserve as equity component.

Each Ordinary Share has the same right to receive dividends and repayment of capital and represents one vote at shareholders’ meetings. Proceeds received in excess of nominal value are included in share premium. Costs directly attributable to new share issues are recognized in other reserves (see Note 28).

F-47

1

During the year ended June 30, 2026, the company issued 1,434,051 shares and 610,698 in July 2025 and August 2025, raising gross proceeds amounting to $8.7 million and $3.7 million, respectively pursuant to an F1 registration statement. Additionally, for the Regulation S equity raise, the company entered into private placement agreements with Abri Advisors Ltd for 615,714 shares with $2.15 million in gross proceeds, Mustafa for 400,000 shares with $1.7 million in gross proceeds, HRH for 250,000 shares with $0.412 million in gross proceeds, Brownstone Capital for 1,257,298 shares with $3.521 million in gross proceeds, TAG for 6,500,000 shares with $7.8 million in gross proceeds.

During the year ended June 30, 2025, the company issued 1,046,395 shares to capital market investors through At the Market issuances and registered direct offerings, raising $3.5 million in gross proceeds.

On July 29, 2022, the Company entered into a Securities Purchase Agreement to issue and sell, in a registered direct offering directly to an investor, (i) an aggregate of 2,300,000 Class A Ordinary Shares (the “Shares”), nominal value $0.012 per share, at an offering price of $1.30 per share and (ii) an aggregate of 1,930,770 pre-funded warrants exercisable for Class A Ordinary Shares at an offering price of $1.2999 per pre-funded warrant, for gross proceeds of approximately $5.5 million before deducting the placement agent fee and related offering expenses. The pre-funded warrants were sold to the Investor whose purchase of Class A Ordinary Shares in the Registered Offering would otherwise result in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding Class A Ordinary Shares immediately following the consummation of the Registered Offering, in lieu of Class A Ordinary Shares. Each pre-funded warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The pre-funded warrants were exercised on November 22, 2022.

In a concurrent private placement, the Company agreed to issue to the investor, Series A Warrants exercisable for an aggregate of 4,230,770 Class A Ordinary Shares, at an exercise price of $1.30 per share. Each Series A Warrant will be exercisable on February 2, 2023 and will expire on February 2, 2028. The Series A Warrants and the Class A Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

Each share has the same right to receive dividends and repayment of capital and represent one vote at shareholders’ meetings. Proceeds received in addition to the nominal value of the shares issued during the year have been included in share premium. The costs associated with the issuance of new shares are included within other reserves (see Note 28). Share premium has also been recorded in respect of the share capital related to employee share awards.

2	On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Class A Ordinary Shares which began trading on a post-split basis on October 6, 2023. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purpose of calculating EPS.

3

During the year ended June 30, 2026, the Company made several share issuances to settle liabilities to (a) Arowana Global Impact for 2,481,531 shares; and in payment for loan (b) Sina Solyman for 200,000 shares as payment for consulting fees; (c) HRH for 200,000 shares for payment of Market entry and Strategic advisory services; (d) Corporate Profile LLC for 81,000 shares; (e) Jacqui Johnson for 4,000 shares; (f) Suneet Wadha for 20,000 shares; (g) TAG for 6,500,000 shares; (h) Brownstone Cap for 1,107,298 shares; (i) Edward Karr for 72,222 shares.

During the year ended 30 June 2026, the Company also issued 4,270,358 Class A Ordinary Shares to number of individuals, entities and employees comprises of (a) 2,562,316 shares to LIAN Group; (b) 1,000,000 shares to the Ceres consortium; (c) 478,284 shares to our current directors and executive officers, namely Mr. Mansfield (200,000), Mr. Jeavons (87,056), Mr. Langdon (59,321) and Mr. Hui (31,907) and Mr. Nestor (100,000); and (d) 200,678 shares to other employees and consultants.

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

4	The Company issued the following warrants:

●	Navinder Singh:

The Company issued 44,000 cashless warrants to Navinder Singh at an issue price of $1.50 per share. These warrants were valued using the Black-Scholes model with a volatility assumption of 151% and a risk-free interest rate of 4.05%, resulting in a total fair value of $0.1 million.

●	Suneet Wadha:

On 30 May 2025, the Company granted Global Investing Network Inc. (“GINI”) warrants to acquire 250,000 Class A Ordinary Shares under an advisory agreement. The exercise price is US$6.05 per share, the term is three years, and the warrants permit cashless exercise. The warrants vest in six equal monthly installments.

On early termination of the agreement, effective 31 August 2025 and documented on 27 October 2025, the warrants were reduced to 125,000.

The warrants were valued using the Black Scholes model, incorporating a volatility of 198.63% and a risk-free rate of 3.87%, resulting in a fair value of vested warrants as at June 30, 2026 of $1.053 million.

●	AWN Holdings

On 23 November 2024, the Company and AWN Holdings Limited (“AWN”), a lender under a shareholder loan, agreed to extend the maturity of the loan from 31 March 2025 to 1 January 2026. The loan facilities extended comprised principal of US$8.9 million, accrued interest of US$11.09 million and payables of US$0.61 million. In consideration for the extension, the Company agreed to issue, for no consideration and in lieu of cash interest, 1,200,000 warrants over Class A Ordinary Shares at an exercise price of US$1.00 per share.

The warrants were valued using the Monte Carlo Model, incorporating a volatility of 146% and a risk-free rate of 4.04%, resulting in a fair value of vested warrants as at June 30, 2026 of $5.44 million.

Share subscription equity reserve

At 30 June 2025, US$60.5 million relates to the Regulation S subscription arrangement with Ceres Holding Limited. The amount represents an enforceable subscription commitment for 10.0 million Class A Ordinary Shares at US$6.05 per share. As the corresponding Class A Ordinary Shares had not been legally allotted and issued at the reporting date, US$1.2 million has been reclassified from share capital and US$59.3 million from share premium into a separate share subscription equity reserve.

Management has assessed the contractual terms of the executed subscription agreement and concluded that the arrangement is equity in nature under IAS 32 because the Company has no contractual obligation to deliver cash or another financial asset in settlement of the arrangement and settlement is through the issue of Class A Ordinary Shares. The corresponding US$60.5 million subscription receivable is recognised as a financial asset and is subject to the recognition, measurement and expected credit loss requirements of IFRS 9. Further information regarding the related credit-risk exposure and associated IFRS 7 disclosures is provided in Note 31.

Upon legal allotment and issue of the Class A Ordinary Shares, the amount recognised within the share subscription equity reserve will be transferred to share capital and share premium. The reclassification has no impact on total equity.

Non-cash financing activities

During the year ended June 30, 2026, the Group recognized $20.328 million (June 30, 2025: $70.288 million) of capital raising transactions within equity, of which $6.050 million (June 30, 2025: $60.500 million) related to subscription arrangements that had not been settled in cash at the reporting date. A significant portion of the capital raising transactions was not received in cash at the reporting date and was recognized as a subscription receivable.

Total directly attributable capital-raising costs recognized in other reserves were $1.071 million (June 30, 2025: $0.440 million), of which $1.071 million (June 30, 2025: $0.440 million) was settled from the capital-raise proceeds received during the year.

The subscription receivables and other non-cash settlements did not result in cash flows during the year and have therefore been excluded from the consolidated statement of cash flows.

28. Other reserves

(US dollars in thousands)	Preference shares ¹	Shares pending issue	Capital raising costs ²	Equity incentive costs ³	Share awards issuance ³	Dividend reserve	Warrant reserve	Foreign exchange	Total
At June 30, 2023	3,319	–	(9,396)	3,021	(3,004)	–	–	(432)	(6,492)
Interest on equity instruments	150	–	–	–	–	–	–	–	150
Capital raising costs	–	–	(207)	–	–	–	–	–	(207)
Equity incentives cost less shares issued	–	–	–	333	(92)	–	–	–	241
Other movements	–	–	–	–	–	–	–	7	7
At June 30, 2024	3,469	–	(9,603)	3,354	(3,096)	–	–	(425)	(6,301)
Interest on equity instruments	302	–	–	–	–	–	–	–	302
Capital raising costs	–	–	(777)	–	–	–	–	–	(777)
Equity incentives cost less shares issued	–	–	–	8	–	–	–	–	8
Other movements	–	–	–	315	–	–	–	(66)	249
At June 30, 2025	3,771	–	(10,380)	3,677	(3,096)	–	–	(491)	(6,519)
Interest on equity instruments	377	–	–	–	–	–	–	–	377
Capital raising costs	–	–	(1,071)	–	–	–	–	–	(1,071)
Equity incentives cost less shares issued	–	–	–	880	–	–	–	–	880
Dividend reserve	–	–	–	–	–	690	–	–	690
Warrant reserve	–	–	–	–	–	–	682	–	682
Other movements	(4,148)	–	–	–	–	–	–	348	(3,800)
At June 30, 2026	-	–	(11,451)	4,557	(3,096)	690	682	(143)	(8,762)

Settlement of Aevitas preference shares and issuance of convertible preference shares

During the year, the Group entered into an arrangement with The ASEAN Foundation for the acquisition and cancellation of the outstanding preference shares of Aevitas Group Limited and assumption of the related unpaid dividend obligations. As consideration, the Company issued 41,507 Series 1 convertible preference shares with an aggregate subscription amount of $4.151 million, together with associated warrants.

The Group derecognized Aevitas preference shares and accrued dividends of $4.15 million. In lieu of this arrangement, $3.459 million has been recognized within equity in respect of the convertible preference shares and $0.691 million as a warrant derivative liability. Details have been provided in notes below.

Equity incentive cost

The $1.071 million transaction costs incurred in the year ended June 30, 2026 (year ended June 30, 2025: $0.8 million; year ended June 30, 2024: $0.4 million) relate primarily to capital raises on Nasdaq and private placements with various investors.

During the year ended June 30, 2025, $0.3 million was expensed towards share incentive awards to employees, directors, and consultants of the Company under the 2017 Omnibus Incentive Plan (year ended June 30, 2024: $0.3 million; year ended June 30, 2023: $0.1 million). Amounts are expensed at the award grant price over the vesting period, adjusted for actual quantities upon vesting. Of the expenses recorded, none of the shares were delivered to participants (year ended June 30, 2024: $0.3 million; year ended June 30, 2023: $0.1 million). During the years ended June 30, 2026 and June 30, 2025, the following awards under the Incentive Plan have been granted, and have vested or been forfeit:

	Number of RSUs, PSUs and BSAs (thousands)	Weighted average grant date fair value $000
Outstanding at June 30, 2023	657	$331
Granted	128	234
Vested/Settled	(150)	(248)
Reverse stock split impact	(591)	(298)
Forfeit	(11)	(3)
Outstanding at June 30, 2024	33	$16
Granted	151	613
Vested	(95)	(323)
Forfeit	-	-
Outstanding at June 30, 2025	89	306
Granted	1,132	5,102
Vested	(1,026)	(4,777)
Forfeit	(31)	(110)
Outstanding at June 30, 2026	164	521

The table above reconciles the number of outstanding RSUs, DSUs, PSUs and BSAs and the related weighted-average grant-date fair value from FY2024 through FY2026. The FY2026 awards shown are equity-settled.

Transfers between the equity incentive reserve, share awards issuance reserve, share capital and share premium arising when awards vest or shares are issued represent movements within equity and do not result in an additional expense or cash flow.

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

Warrants

Warrants issued in connection with the Group’s financing arrangements have been classified as equity because they provide for the exchange of a fixed amount of consideration for a fixed number of the Company’s Class A Ordinary Shares and do not contain a contractual cash-settlement obligation.

Accordingly, the warrants satisfy the fixed-for-fixed criterion in IAS 32 and contain no contractual cash-settlement obligation.

The fair value of equity-classified warrants is estimated at initial recognition using a Monte Carlo simulation model. The valuation incorporates relevant market inputs and assumptions, including the underlying share price, exercise price, expected volatility, warrant term, risk-free interest rate and expected dividends, together with the instruments’ contractual terms. Once recognised in equity, the warrants are not subsequently remeasured.

The fair value of the warrants issued during the year was $3.43 million. This amount was recognised in warrant reserve, with a corresponding non-cash finance expense, because the warrants were issued as consideration for financing and related consulting arrangements. Equity-classified warrants are not subsequently remeasured.

During the year, the Company issued a warrant over 1,055,147 Class A Ordinary Shares as part of the consideration transferred for a business acquisition. The warrant had an acquisition-date fair value of $2.8 million. On June 17, 2026, the warrant was exercised in full on a cashless basis, resulting in the issuance of 1,054,963 Class A Ordinary Shares. Accordingly, no warrants relating to this acquisition remained outstanding at June 30, 2026.

Convertible preference shares and related warrants

During the year, the Company issued 296,507 convertible preference shares at an issue price of $100 per share for aggregate consideration of $29.650 million. The preference shares are convertible into Class A Ordinary Shares at a conversion price of $6.80 per ordinary share. The original subscription amount represents 4,360,397 Class A Ordinary Shares on conversion, before additional shares attributable to accumulated payment-in-kind dividends and contractual rounding.

The preference-share component is presented within equity at $24.78 million following allocation of the subscription proceeds between the preference shares and the accompanying warrants. The equity component is not subsequently remeasured.

On 1 April 2026, the Board approved the issue of 41,507 Series 1 Convertible Preference Shares (“CPS”) at US$100 par to ASEAN Investment Foundation (“ASEAN”), under a Securities Purchase Agreement dated the same day. ASEAN also received warrants. The CPS are convertible into 610,397 Class A Ordinary Shares at a fixed price of US$6.80 and carry a cumulative 6% dividend, accrued on an Actual/365 basis.

Cumulative payment-in-kind dividends

The preference shares carry a cumulative payment-in-kind dividend of 6% per annum, accruing from their respective issue dates and settled through additional Class A Ordinary Shares upon conversion. At June 30, 2026, the accumulated dividend entitlement amounted to $0.628 million, and for the Asean, dividend accrued till June 30, 2026 is $0.061million recognized in equity.

For equity-classified preference shares, these dividends are accounted for as distributions directly within equity and presented in a separate cumulative dividend reserve. No shares in settlement of the accumulated dividends had been issued at the reporting date.

Related warrants

The preference-share financing arrangements included warrants over an initial aggregate of 2,124,998 Class A Ordinary Shares, with an initial exercise price of $12.00 per share and a five-year contractual term. Exercise is conditional upon the Company’s market capitalization exceeding $250 million for at least 20 trading days within a period of 30 consecutive trading days. The warrants provide for cashless settlement and adjustments to the exercise price and underlying share entitlement following specified qualifying acquisitions and holder elections.

These warrants are accounted for separately as derivative financial liabilities because their settlement and reset provisions do not satisfy the fixed-for-fixed criterion in IAS 32. They are initially recognized at fair value, with the remaining subscription proceeds allocated to the preference-share component, and subsequently remeasured at fair value through profit or loss.

The warrants’ initial fair value was $4.8 million and their fair value at June 30, 2026 was $11.69 million. The resulting fair value loss of $6.8 million was recognized in profit or loss. Fair value is determined using a Monte Carlo valuation model incorporating the contractual exercise conditions and reset provisions.

Asean warrants:

The warrants comprise 345,892 notional headline warrants and up to 575,517 contingent cashless reset warrants. On a reset trigger (market capitalization of at least US$250 million for 20 of 30 trading days), the reset warrants adjust to an exercise price of US$0.01.

On initial recognition, the warrants were measured at $0.69 million. At 30 June 2026, the warrant fair value was $1.57 million, giving a fair value loss of $0.88 million in profit or loss.

29. Loss per share

Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares of the Company by the weighted-average number of ordinary shares outstanding during the year.

The loss and weighted average numbers of Class A Ordinary Shares used in the calculation of loss per share are as follows:

	As at June 30
(US dollars in thousands)	2026	2025	2024
Loss for the year / period attributable to equity owners	(49,732)	(15,658)	(46,700)
Weighted average number of shares in issue (‘000s)	19,456	6,655	3,079
Basic loss per share (dollars)	(2.56)	(2.35)	(15.17)
Diluted loss per share (dollars)	(2.56)	(2.35)	(15.17)

On October 4, 2023, the Company announced a one-for-ten (1-10) reverse stock split and par value change of its Class A Ordinary Shares which began trading on a post-split basis on October 6, 2023. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purpose of calculating EPS.

Diluted earnings per share is calculated by adjusting the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares. For the year ended June 30, 2026, the effect of the Company’s potential ordinary shares was antidilutive because the Group incurred a loss. Accordingly, diluted loss per share is equal to basic loss per share.

Potential ordinary shares arising from the following the instruments were excluded from the calculation of diluted earnings per share for the year ended June 30, 2026 because their inclusion would have reduced the loss per share and therefore would have been antidilutive.

Number of instruments (thousands)	2026	2025
Warrants – classified as equity	1,134	717
Warrants – classified as liabilities (derivatives)	3,671	–
Total warrants	4,805	717
Share options	–	–
RSUs / PSUs / BSAs	164	89
Total	4,969	806

30. Pensions

The Company’s principal pension plan comprises the compulsory superannuation scheme in Australia, where the Company contributed 12.0% during the year (year ended June 30, 2025: 11.5%). A pension scheme is also in place for U.K. employees, where the Company contributes 7% (year ended June 30, 2025: 7%; year ended June 30, 2024: 7%). A pension scheme is also in place for Netherlands employees where the Company is required to contribute 10.3%. The pension charge for the year represents contributions payable by the Group which amounted to $0.1 million (year ended June 30, 2025: $0.04 million; year ended June 30, 2024: $0.1 million).

	As at June 30
(US dollars in thousands)	2026	2025	2024
VivoPower International Services	19	-	11
KESW EL Pty Ltd	-	-	95
Tembo EV Pty Ltd	-	20	-
Tembo Technologies Pty Ltd	69
Tembo 4x4 e-LV B.V.	7	14	-
KESW SO Pty Ltd	-	-	1
VIWR AU Pty Ltd	-	1	19
Total Pension recognized in P&L	95	35	126

31. Financial instruments

	As at June 30
(US dollars in thousands)	2026	2025	2024
Financial assets at amortized cost
Trade and other receivables	73,127	69,612	9,643
Cash and cash equivalents	2,018	60	199
Restricted cash	61	191	292
Total	75,206	69,863	10,134

Financial liabilities at amortized cost
Loans and borrowings	28,736	28,994	29,086
Lease liabilities	10,293	195	-
Trade and other payables	32,551	37,793	24,345
Total	71,580	66,982	53,431

At 30 June 2026, the financial assets and liabilities presented in this note are measured at amortized cost. No financial assets or liabilities measured at fair value through profit or loss are included in the year-end financial-instrument balances disclosed above.

The Group’s financial instruments include financial assets and financial liabilities measured at amortized cost, equity investments measured at fair value through profit or loss, and derivative warrant liabilities measured at fair value through profit or loss.

Changes in the fair value of the equity investments and derivative warrant liabilities are recognized in profit or loss. Fair values are determined using quoted market prices, relevant transaction evidence or valuation techniques, as appropriate to the instrument.

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

Fair value measurements

The Group measures certain financial instruments at fair value at each reporting date. The following table summarizes those instruments by level within the fair value hierarchy:

June 30, 2026	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Listed equity investment	3,034	–	–	3,034
Unlisted equity investment	–	–	4,345	4,345
Total financial assets	3,034	–	4,345	7,379
Financial liabilities at fair value through profit or loss
Warrant derivative liabilities	–	–	17,140	17,140
Total financial liabilities	–	–	17,140	17,140

Valuation techniques and significant unobservable inputs

Level 3 instrument	Valuation technique	Significant unobservable inputs	Input / range
Unlisted equity investment (Ripple Labs, Inc. shares)	Recent transaction / market-based valuation	Transaction price adjustment, discount for lack of marketability and transfer restrictions	Fair value US$106.16 per share (40,928 shares). Reference price: cost US$118.71 per share. Implied adjustment to cost (10.6)%
Warrant derivative liability – PIPE convertible preference shares	Monte Carlo simulation	Probability of a reset trigger acquisition, expected volatility	Volatility 137%–150% (about 147% at June 30, 2026); reset probability 10%; exercise price US$12.00, reset price US$0.01
Warrant derivative liability – ASEAN	Monte Carlo simulation	Probability of a reset trigger acquisition, expected volatility	Volatility 137%–150%; reset probability 10%; exercise price US$12.00 on 345,892 shares; reset price US$0.01 on 575,515 shares
Warrant derivative liability – AWN warrants.	Monte Carlo simulation	Probability of a reset trigger acquisition (management judgement); expected volatility	Volatility 146%; risk-free rate 4.04%; exercise price US$1.00;

Level 3 reconciliation

The following table reconciles the opening and closing balances of Level 3 instruments. Liabilities are shown as negative amounts.

Level 3 financial instruments	Unlisted equity investment	Warrant derivative liabilities	Total
Balance at July 1, 2025	–	–	–
Purchases / issues	5,000	(10,324)	(5,324)
Settlements / disposals	(105)	–	(105)
Gains / (losses) recognized in profit or loss	(550)	(6,816)	(7,366)
Gains / (losses) recognized in OCI	–	–	–
Transfers into / out of Level 3	–	–	–
Balance at June 30, 2026	4,345	(17,140)	(12,795)

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The Group is exposed through its operations to the following financial risks:

●	Liquidity risk

●	Credit risk

●	Foreign currency risk

●	Interest rate risk

●	Market Risk

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with tight control of all financial matters.

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that liquidity risk is effectively managed and mitigated. The Group held unrestricted cash resources of $2 million at June 30, 2026 (June 30, 2025: $0.1 million; June 30, 2024: $0.2 million). The ratio of current assets to current liabilities at June 30, 2026 is 0.87 (June 30, 2025: 1.34; June 30, 2024: 0.33).

The Group maintains near-term cash flow forecasts that enable it to identify its borrowing requirements so that remedial action can be taken if necessary.

With the upcoming cash requirements, the Company recently also embarked on a ‘Sum of the Parts’ exercise to identify undervalued assets and determine ways to monetize them separately. These efforts include, but are not limited to:

○	Spinning Tembo off independently via a SPAC, which has been valued at $838 million USD;

○	Energi Holding’s acquisition of a 51% stake in Tembo via a strategic PIPE investment, valuing the business at US $200 million enterprise value;

○	Further approaches to the market for the sale of VivoPower shares.

○	Increasing revenue and revenue sources from the current Bitcoin mining operation at the Mo i Rana facility

○	Working with potential investors, currently under NDA’s, to invest in both Tembo and VivoPower directly to take advantage of our current stock price.

Contractual maturities of financial liabilities, including interest payments, are as follows:

Year Ended June 30, 2026		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	32,551	32,551	-	-	-
Borrowings	28,737	12,877	15,860	-	-
Lease liabilities	10,292	741	9,552	-	-
Total	71,580	46,169	25,411	-	-

Year Ended June 30, 2025		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	37,793	35,568	2,225	-	-
Borrowings	28,994	12,194	16,800	-	-
Lease liabilities	195	55	90	50	-
Total	66,982	47,817	19,115	50	-

Year Ended June 30, 2024		Less than			More than
(US dollars in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	34,345	34,345	-	-	-
Borrowings	29,086	8171	853	20,062	-
Lease liabilities	-	-	-	-	-
Total	63,431	42,516	853	20,062	-

(c) Credit risk

Management monitors the settlement status, ageing, counterparty financial condition and available external information for material receivables. Credit risk for other customers is reviewed before contracts are entered into and exposures are monitored by Group finance and the local entities on a monthly basis.

The Group defines “default” consistently with its internal credit risk management practices and in a manner aligned with IFRS 9 requirements. A financial asset is considered to be in default when one or more of the following criteria are met:

● Quantitative criterion: The borrower is more than 90 days past due on its contractual payments of principal or interest;

● Qualitative criterion: There is evidence that the borrower is unlikely to pay its credit obligations in full without realization of collateral, such as:

○ Breach of covenants or significant deterioration in financial condition;

○ Initiation of bankruptcy or similar proceedings; or

○ A formal declaration of default by the Group.

The 90-day past-due criterion was selected because it is generally consistent with regulatory definitions of default and provides an appropriate, objective threshold that reflects the point at which credit losses become likely to occur. The qualitative indicators ensure that default is also captured earlier where known credit deterioration is evident even if contractual payments are not yet past due.

The Group regularly reviews its definition of default to ensure alignment with emerging credit risk management practices and regulatory expectations.

Financial assets are written off, in whole or in part, when the Group has no reasonable expectation of recovering the contractual cash flows, either through direct recovery efforts or from realization of collateral.

Indicators that there is no reasonable expectation of recovery include:

● The borrower has been liquidated or declared bankrupt, and available proceeds from the estate are insufficient to repay the asset in full;

● The Group’s collection efforts have been exhausted with no further expected recoveries; or

● The asset has remained non-performing for an extended period (typically 180 days past due for retail exposures and 360 days past due for corporate exposures), and no further cash flows are anticipated.

Write-offs are approved in accordance with the Group’s credit risk management policies and require appropriate authorization levels.

Even after a financial asset has been written off, enforcement activities may continue in order to recover amounts due. Such recoveries are recognized in profit or loss when received.

Measurement of expected credit losses

The Group measures expected credit losses (“ECLs”) on its trade receivables, contract assets, the receivable from an investor in exchange for shares, and other financial assets. Depending on whether credit risk has increased significantly since initial recognition, the Group applies either 12-month ECLs or lifetime ECLs.

Twelve-month ECLs represent the expected credit losses arising from possible default events within the next 12 months, while lifetime ECLs reflect losses expected from all possible default events over the asset’s expected life. For trade receivables and contract assets, the Group applies the simplified approach under IFRS 9 and recognizes lifetime ECLs at all times. ECLs are estimated using historical loss rates adjusted for current and forward-looking information.

Assessment of significant increase in credit risk

For financial assets where the simplified approach does not apply—including the receivable from the investor—the Group assesses at each reporting date whether credit risk has increased significantly since initial recognition. The assessment considers quantitative and qualitative information such as ageing, payment patterns, changes in financial condition of the counterparty, and external credit information where relevant. A significant increase in credit risk is typically presumed when contractual amounts are more than 30 days past due, unless there is evidence to rebut this presumption.

Credit-impaired financial assets

A financial asset is assessed as credit-impaired when one or more events with a negative impact on the expected future cash flows have occurred. Indicators include significant financial difficulty of the counterparty, receivables more than 90 days past due, initiation of bankruptcy proceedings, or other observable data indicating a measurable decrease in expected cash flows. These indicators are applied consistently to trade receivables, contract assets, and the receivable from the investor.

Incorporation of forward-looking information

The ECL model incorporates forward-looking information by considering a range of possible future economic conditions. Macroeconomic variables relevant to the Group’s operations—such as expected changes in demand levels, inflation, interest rates, and general economic activity—are integrated into the loss estimates using probability-weighted scenarios. These assumptions are based on internal forecasts and external economic data sources. This ensures that the resulting ECL estimates reflect both historical trends and expected future economic conditions.

The Group’s liquidity, credit and foreign-currency exposures are significant in the context of the Group’s financial position. Liquidity risk is assessed as part of the Group’s overall financial risk management framework, taking into consideration its ability to meet its financial obligations as they fall due. Credit-risk concentration is described above, and a quantitative foreign-currency sensitivity analysis based on the monetary balances disclosed below is presented following the foreign-currency exposure.

(d) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily between USD, AUD, EUR, NOK and GBP.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on the following balances at June 30, 2026:

●	Cash and cash equivalents $0.69 million denominated in AUD, $0.02 million denominated in EUR, $0.04 million denominated in GBP and $0.08 million in NOK.

●	Restricted cash $0.06 million denominated in AUD.
●	Trade and other receivables $0.62 million denominated in AUD, $5.15 million in NOK, $0.12 million in AED and $0.02 million in GBP.
●	Trade and other payables $6.0 million denominated in NOK and $4.3 million in GBP

Of the total shareholder loan of $27.3 million, $25.4 million is denominated in USD and $1.9 million is denominated in AUD.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

(f) Capital management

The Group’s objectives when managing capital are to support its ability to continue as a going concern, meet its financial obligations and finance its operating and investment activities. The Group manages its funding through a combination of equity, shareholder loans and other financing arrangements. Management reviews forecast cash flows, available cash resources, debt maturities and anticipated funding requirements to identify financing needs and determine appropriate actions. These actions may include raising equity or debt, refinancing or settling existing obligations, and monetizing investments or other assets. The Board has overall responsibility for oversight of the Group’s financial risk management framework, with policies implemented centrally by the finance department.

The principal components of the Group’s capital and financing position were as follows:

US dollars in thousands	June 30, 2026	June 30, 2025, restated	June 30, 2024
Total equity / (deficit)	36,934	17,238	(40,536)
Loans and borrowings	28,736	28,994	29,086
Lease liabilities	10,293	195	—

During the year, the Group’s financing activities included the issuance of ordinary shares, convertible preference shares and warrants. Total equity increased principally through these issuances and other equity movements, partially offset by the loss for the year. Lease liabilities increased principally as a result of the acquisition of the Norwegian data center business. The Group’s funding priorities developed during the year to support its transition toward digital infrastructure while continuing to address existing corporate obligations.

Subsequent to June 30, 2026, the Group retired approximately $28.8 million of shareholder loan principal owed to AWN Holdings Limited through the issuance of convertible preference shares in settlement of $16.5 million and cash repayments of $12.3 million. Accrued interest remained outstanding and was subject to ongoing settlement discussions. These transactions changed the balance between debt and equity financing after the reporting date.

The Group’s financing arrangements include security, repayment and mandatory prepayment provisions, including provisions triggered by qualifying liquidity events. These terms are considered when assessing available funding and the use of financing proceeds. Restrictions on distributions from subsidiaries may also affect the availability of funds at the parent company level. Further information on financing terms, equity transactions, liquidity management and subsequent financing activities is provided in Notes 26, 27, 31, 32 and 33.

There were no changes in the Group’s objectives, policies or processes for managing capital during the year ended June 30, 2026

(g) Market Risk

Bitcoin price risk: Nordland Data receives a share of the bitcoin mined under the Corner hosting agreement as a compute-based fee, measured at fair value on each service day. Our hosting revenue therefore varies with the market price of bitcoin. We do not hedge this exposure.

Equity price risk: The fair value of our warrant liabilities depends on our share price, and changes in fair value are recognized in profit or loss. We do not hedge this exposure.

32. Related party transactions

Arowana Group Holdings Pty Ltd (AWN) is no longer the ultimate controlling party of VivoPower however it does retain significant influence. As at June 30, 2026, AWN holds a 2.9% equity interest in the Company. The Board of Directors of VivoPower operates at arms-length from that of AWN. To the extent there are matters between the two companies of a confidential or commercial nature Mr. Chin recuses himself from these matters. AWN does not participate in the day to day operations of VivoPower.

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

(ii) upon completion by VivoPower PLC of a qualifying liquidity event of at least $5.0 million, Aevitas is required to make mandatory prepayment of principal and interest to AWN Holdings in accordance with the following schedule:

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

(iv) as consideration for the concessions agreed with AWN, VivoPower PLC committed to issue AWN with 500,000 warrants, with a duration of 12 months, at an exercise price of $6.7 per share. These warrants were not exercised and were subsequently cancelled.

On June 30, 2024, VivoPower amended its shareholder loan financing agreement with AWN. At that date, the loan included a facility limit of $34 million, of which a drawdown of $8.1 million principal was due to be repaid in the then-current period, and $20.9 million principal was non-current. In addition, there was $12 million in interest and fees on the AWN loan due to be repaid in the then-current period. The agreement consolidated all shareholder loans into a single tranche. AWN also received an option to acquire 1,150,000 Tembo shares, post-business combination with Cactus Acquisition Corp 1 Limited at $1.35 per share. On November 23, 2024 AWN agreed to a 9 month grace period for the repayment of $11 million accrued interest, and a deferral of $8.9 million of principal for repayment from April 1, 2025 to January 1, 2026. The resulting historical classification was non-current for all but $1 million of interest and for all loan principal; this is not the classification at June 30, 2026. In lieu of deferring the repayment, VivoPower issued 1.2 million cashless warrants to AWN.

Shareholder loan with AWN

Following the June 30, 2024 amendment, the AWN loan facilities were amended and restated under a Deed of Assignment, Novation and Amendment and Restatement dated on or about June 30, 2024. VivoPower PLC is the borrower and Aevitas O Holdings Pty Limited is a guarantor. Security granted to AWN comprises a debenture granted by VivoPower PLC; the Specific Security Deed granted by Aevitas O Holdings, including over its shares in Aevitas Group Limited; and a Jersey-law security agreement granted by VivoPower PLC, including over its shares in VivoPower International Services Limited.

The interest rate is 8% per annum and the line fee is 0.8% per annum. The loan matures on March 31, 2030, with monthly principal repayments from April 1, 2025 of the lesser of the outstanding principal and 1/60th of the maximum advances. The overdue rate is the applicable rate plus 2% per annum.

During the year the Company repaid $1.6 million of principal in July 2025. Principal outstanding decreased from $21.0 million to $19.4 million. At June 30, 2026, accrued interest and fees on this loan were $14.2 million, comprising interest of $9.3 million, line fees of $1.9 million, refinancing fees of $1.7 million, extension fees of $1.2 million and establishment fees of $0.075 million. No interest or fees were paid during the year.

Mandatory prepayments apply on a qualifying liquidity event, including capital or debt raises or proceeds from disposals, with 20% of proceeds below $5.0 million, rising to $3,275,000 plus 45% of proceeds of $12.5 million or more. A change of control or sale of substantially all assets makes the full balance immediately repayable.

In December 2021, a short term loan of $1.1 million (AU$1.5 million) was provided from AWN to Aevitas O Holdings Pty Limited at an interest rate of 10.0%, increasing to 12.5% from January 1, 2022. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as April 30, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower PLC of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $29,000 (AU$40,000) and $43,500 (AU$60,000) are payable upon maturity, relating to the two extensions respectively.

On February 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of 10.00% per annum payable on the principal sum upon maturity. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as May 13, 2022, then extended on June 30, 2022, to October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was dropped on June 30, 2023. Facility extension fees of $85,000 and $110,000 are payable upon maturity, relating to the two extensions respectively.

On December 22, 2022, a short term $3.0 million loan was provided from AWN to Aevitas O Holdings Pty Limited, with interest rate of BBSY bid floating rate (on average 3.60% for the period from inception to June 30, 2023) plus fixed margin of 15.0% per annum payable on the principal sum upon maturity. A 1% establishment fee of $30,000 was deducted upon initial loan drawdown, and a further 3% exit fee of $90,000 is payable on expiry. Under the historical terms, the loan was due to expire on April 1, 2025 (initially set as October 1, 2023, then extended on January 11, 2023 to April 1, 2025). The requirement for the loan to expire upon completion by VivoPower of a debt or equity raise of at least $25 million was agreed on January 11, 2023, then dropped on June 30, 2023. A facility extension fee of $115,000 is payable upon maturity.

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

Short-term loans with AWN

The short-term facilities described below were originally advanced to Aevitas O Holdings Pty Limited. The Deed of Assignment, Novation and Amendment and Restatement referred to above is a contractual loan document and is distinct from the accounting restatement described in Note 35 to the consolidated financial statements.

The December 2021 loan of AU$1.5 million bears interest at 12.5% per annum, with an expiry date of April 1, 2025 and extension fees of AU$40,000 and AU$60,000. At June 30, 2026, AU$2.45 million was owing, including approximately AU$0.85 million of interest.

The February 22, 2022 loan of $3.0 million bears interest at 10.0% per annum, with an expiry date of April 1, 2025 and extension fees of $85,000 and $110,000. At June 30, 2026, $4.5 million was owing, including approximately $1.3 million of interest.

The December 22, 2022 loan of $3.0 million bears interest at BBSY bid rate plus 15.0%, with an effective rate of 18.75% to 19.82% in the year, an expiry date of April 1, 2025, an extension fee of $115,000 and an exit fee of $90,000. At June 30, 2026, $5.2 million was owing, including approximately $2.0 million of interest.

The February and March 2023 loans of AU$0.5 million and AU$0.25 million bear interest at BBSY plus 15.0%, with an expiry date of October 31, 2025, 1% establishment fees and 3% exit fees. At June 30, 2026, AU$0.83 million and AU$0.42 million were owing.

The July 2023 loans of AU$0.25 million and AU$0.28 million had the same terms as the February and March 2023 loans. At June 30, 2026, AU$0.40 million and AU$0.44 million, respectively, remained outstanding. A further AU$0.28 million was repayable from Kenshaw Solar cash exceeding AU$50,000. Interest on these loans was deferred and payable at expiry, and no interest had been paid as at June 30, 2026.

On July 1, 2026, the deed of company arrangement (DOCA) for KESW SO Pty Ltd (formerly Kenshaw Solar Pty Ltd) was wholly effectuated. As disclosed in Note 33, related-party creditors did not participate in the distribution, and all remaining claims against KESW SO Pty Ltd were extinguished upon effectuation of the DOCA. Accordingly, the outstanding amounts relating to the Kenshaw Solar facilities covered by the DOCA, including any associated deferred interest, were extinguished on July 1, 2026, with no further amount payable in respect of those extinguished obligations.

Total owed to AWN at June 30, 2026 was $46.4 million, comprising principal of $27.3 million and accrued interest and fees of $19.1 million, as described in the detailed shareholder loan disclosures in Note 26 to the consolidated financial statements. The separate $1.4 million related party loan from AGI is not included in these AWN amounts.

The detailed shareholder loan disclosures in Note 26 report FY2026 interest expense, including line and refinancing fees, of $3.2 million, with current principal of $12.8 million and non-current principal of $14.6 million. The stated expiry dates for the short-term loans (April 1 and October 31, 2025) had passed at June 30, 2026. Note 26 states that no overdue-rate interest has been accrued and that Aevitas O Holdings Pty Limited guarantees the obligations to AWN.

As described in Item 5 and Note 33, in July and August 2026, $28.8 million of principal described in the Form 20-F as AWN shareholder debt was retired, comprising $16.5 million exchanged for 165,000 convertible preference shares and $12.3 million repaid in cash. Approximately $16 million of accrued interest was reported as remaining outstanding after those transactions, with settlement options under discussion, including conversion into Class A Ordinary Shares.

Historically, Aevitas issued 4,697 Aevitas Preference Shares of face value A$46,970 to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee. The historical dividend for the year ended June 30, 2023 was AU$3,302 ($2,188).

Chairman’s fees for Kevin Chin in the amount of £68,000 ($87,953) were charged to the Company by Arowana Global Impact Pty Ltd (“AGI”, formerly Arowana Partners Group Pty Ltd) during the year ended June 30, 2025. A further $0.5 million (as of June 30, 2024: $0.4 million) incurred by AGI on behalf of the Company were recharged to the Company during the year ended June 30, 2025. At June 30, 2025, the Company had an account payable of $1.2 million (as of June 30, 2024: $0.7 million) in respect of these services. Mr. Chin was a shareholder and director of AGI during the year ended June 30, 2025.

Historically, Mr. Chin’s CEO remuneration comprised £325,000 base fees and a £38,000 annual professional development allowance. A further $0.5 million incurred by Arowana International UK Limited were recharged to the Company during the year ended June 30, 2025. Of the base salary in FY23, 4 months were paid in cash, while for 8 months, Mr. Chin agreed to receive payment in the form of 541,666 cashless warrants in VivoPower shares, exercisable in the period June 3, 2024 to June 3, 2029 at an exercise price of $0.60. Shares issued following exercising of warrants remain restricted for 12 months. Mr. Chin has allocated these warrants to a benevolent cause, the ASEAN Foundation. At June 30, 2025, the Company had an account payable of $1.3 million in respect of these services and recharges.

As CEO, Mr. Chin is paid fees through Arowana International UK Limited. For the year ended June 30, 2026, the amount was £363,008 ($469,515), including professional development.

During the year ended June 30, 2026, director fees for Peter Jeavons, William Langdon and Michael Hui were $96,642, $95,750 and $70,375, respectively, including board and committee fees.

Mr. Chin received equity-based remuneration following his appointment as Chief Executive Officer in March 2020. Of the 8,720 ($65,400) annual retention RSUs granted on April 1, 2020, vesting annually from June 2021 to June 2026, 1,744 RSUs ($13,080) vested in 2023. Of the 26,160 ($196,200) performance RSUs vesting quarterly from September 2020 to June 2023, dependent on meeting quarterly performance goals, 3,146 RSUs ($23,592) vested in 2023. In December 2021, the Remuneration Committee approved an equity award of RSUs in relation to short-term incentives for the year ended June 30, 2022, vesting in June 2023 deferred from June 2022. The award vested 9,429 RSUs ($275,330), based on Mr. Chin’s base salary £325,000 x 1.3237 exchange rate x 64% performance measurement / $2.92 VWAP (Volume weighted average price). A further 2,000 annual retention RSUs ($5,200) were granted to Mr. Chin on January 11, 2023, vesting annually from December 2023 to December 2025.

Equity-based remuneration

During the year, the Company granted Kevin Chin 200,000 deferred share units (“DSUs”) with a fair value of $4.20 per DSU. The total award value was $840,000, of which $626,866 was recognized in the year.

Each of the three non-executive directors received 50,000 DSUs with a total award value of $210,000 each, of which $156,716 was recognized in the year. Total DSU expense recognized in the year was $1.1 million, with $0.4 million remaining to be recognized in the year ending June 30, 2027.

The DSUs vested on August 21, 2026. As of the date of this report, the 350,000 VivoPower shares to be issued in settlement of the DSUs have not yet been issued. Certain prior RSUs were converted to DSUs on August 1, 2026 pursuant to the February 26, 2026 board resolution, and the shares in respect of these have also not yet been issued. The supporting FY2026 share-award schedule records 7,430 prior RSUs converted to DSUs on August 1, 2026: 3,078 for Kevin Chin, 1,684 for Michael Hui, 1,334 for Bill Langdon and 1,334 for Peter Jeavons. The corresponding shares had not been issued as recorded in the schedule.

On November 26, 2021, AGI provided a loan of $0.37 million to Caret, to provide working capital assistance. The loan incurred interest during the year of $22,895 at a rate of 8% plus a 2% facility fee, plus a one-off establishment fee of $7,400. The loan plus interest were repaid in August 2022.

In August 2023, the Company received short-term funding from Arowana International UK Limited amounting to £25,000 for working capital purposes which was repaid in September 2023. On October 6, 2023, the Company also received an interest-only loan of $48,000 from Arowana United Enterprises Pte Ltd bearing interest at 8% per annum.

Other Arowana loans

Loan agreements dated June 29, 2024 consolidated earlier financing from Arowana Global Impact Pty Ltd (“AGI”) with an A$1.0 million limit and an expiry date of July 1, 2025, and Arowana International UK Limited with a £1.0 million limit and an expiry date of October 1, 2025.

Terms of the agreements include interest of 12% per annum deferred to expiry, an overdue rate 15% above the applicable rate, a 2% establishment fee deferred to expiry, an obligation to issue 295,000 shares and a negative pledge with no specific security identified.

At June 30, 2026, VivoPower owed $1,177,394 to AGI and $63,537 to Arowana International UK Limited. The $48,000 loan from Arowana United Enterprises Pte Ltd also remained outstanding at June 30, 2026.

33. Subsequent events

●	KESW SO Pty Ltd: On July 1, 2026, the deed of company arrangement for KESW SO Pty Ltd (formerly Kenshaw Solar Pty Ltd), a dormant subsidiary within the discontinued Critical Power Services business, was wholly effectuated. The company had entered voluntary administration on December 2, 2025 and the deed was executed on February 6, 2026. Under the deed, the Company contributed A$230,000 for distribution to external creditors. Related-party creditors did not participate, and all remaining claims against the company were extinguished on effectuation. The company has returned to the control of its director and remains registered. The resulting gain will be recognized in the year ending June 30, 2027.

●	PIPE 2: In July 2026, VivoPower received proceeds under Regulation S and CPS subscriptions (CPS 2)from institutional investors based in the US, EU, UK and Nordic countries. AWN Holdings also subscribed for CPS against amounts outstanding under its loan to VivoPower.

●	AWN Holdings Limited: In July 2026, the Company fully retired the remaining US$28.8 million principal owed to AWN Holdings Limited (“AWN”), comprising US$16.5 million settled through the issuance of 165,000 CPS and US$12.3 million paid in cash. The transaction was approved by the Company’s Audit and Risk Committee.

●	Ceres: On July 7, 2026, VivoPower received approximately US$0.97 million from the Ceres consortium under its Regulation S subscription.

●	On 20 July 2026, Syed Muhammad Nouman, FCA, was appointed Group Finance Director with effect from that date. He also serves as Principal Financial Officer and Principal Accounting Officer for the purposes of the Company’s SEC reporting obligations. His appointment was ratified by the Audit Committee.

●	As at 30 June 2026, US$53.3 million of the first tranche remained unpaid and no shares had been issued to the Ceres consortium in respect of it. Of the first tranche, 1.0 million Class A Ordinary Shares had been issued to the consortium. Payment has been delayed by the conflict in the Middle East, and the Ceres consortium has confirmed that it remains committed to completing its subscription obligations. We cannot assure you that the balance of the first tranche, or any of the second tranche, will be received.

●	On 29 July 2026, the Company entered into definitive agreements for a further US$50.0 million strategic PIPE (“PIPE 2”) at a conversion price of US$7.50 per share. The transaction included participation from institutional and other investors, and Arctic Securities acted as sole placement agent. As at the date of this report, US$17.5 million had been received in cash and US$16.5 million had been satisfied through the settlement of shareholder debt owed to AWN Holdings Limited. The remaining US$16.0 million of subscription funding remained outstanding, subject to completion of customary KYC approvals. The net proceeds are intended principally to support the operational conversion and optimization of the Mo i Rana data-center operations and to reduce corporate debt.

●	On 3 August 2026, the Company fully retired the remaining US$28.8 million principal balance of its historical shareholder loan facility with AWN Holdings Limited. Of this amount, US$16.5 million was extinguished through participation in PIPE 2 and the related set-off against amounts outstanding under the shareholder loan facility, while the remaining US$12.3 million was repaid in cash. Following these transactions, no principal remained outstanding under the facility.

Other material matters

Management has continued to assess developments relating to the proposed Tembo business combination and independent listing up to the date of authorization of these financial statements. As no sufficiently substantive completed transaction or other specific material post-reporting-date event had occurred requiring separate disclosure under IAS 10, no additional subsequent-event disclosure has been included in respect of the proposed transaction.

34. Key management personnel compensation

Key management personnel, which are those roles that have a Group management aspect to them, are included in Note 9 to the consolidated financial statements.

35. Restatement of previously issued financial statements

During the preparation of the Company’s consolidated financial statements for the fiscal year ended June 30, 2026, certain historical accounting adjustments were identified during the Group audit. In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Period Misstatements when Quantifying Misstatements in Current Period Financial Statements, management evaluated these errors from both qualitative and quantitative perspectives and concluded that their impact was material to the Group’s consolidated financial statements for the fiscal year ended June 30, 2025. Comparative financial information has accordingly been restated. The schedules below present a detailed item-by-item breakdown of the restatement adjustments, including debit and credit accounting heads, impacted financial statement line items, and financial statement reconciliations.

Nature of the restatement adjustments

(US dollars in thousands)

Ref.	Nature of adjustment	Amount	Financial statement effect
(i)	Internal salaries and wages incorrectly capitalized as intangible assets were derecognized and charged to general and administrative expenses.	1,108	Decrease in intangible assets; increase in expenses.
(ii)	Commission incorrectly recognized in other debtors was derecognized and charged to general and administrative expenses.	375	Decrease in trade and other receivables; increase in expenses.
(iii)	Vehicles and the corresponding trade payables were derecognized where the entity lacked legal control and title.	858	Decrease in property, plant and equipment and trade payables; no impact on profit or loss.
(iv)	Prepaid consulting expenses were charged to general and administrative expenses because the underlying services had been fully rendered.	1,383	Decrease in prepayments; increase in expenses.
(v-a)	Current fiscal provisions were offset against VAT receivable balances.	573	Decrease in current assets and current liabilities; no impact on profit or loss.
(v-b)	Current other liabilities were offset against VAT receivable balances.	95	Decrease in current assets and current liabilities; no impact on profit or loss.
(vi)	Share capital and share premium relating to the Ceres Holding Limited subscription arrangement were reclassified to a share subscription equity reserve.	60,500	Reclassification within equity; no impact on total equity.
	Net increase in loss and accumulated deficit	2,866	Reduction in net assets.

At June 30, 2025, $60.5 million related to the Regulation S subscription arrangement with Ceres Holding Limited for 10.0 million Class A Ordinary Shares at $6.05 per share. As the corresponding shares had not been legally allotted and issued, $1.2 million was reclassified from share capital and $59.3 million from share premium to a separate share subscription equity reserve. Management assessed the executed agreement and concluded that the arrangement was equity in nature under IAS 32 because the Company had no contractual obligation to deliver cash or another financial asset and settlement was through the issue of Class A Ordinary Shares. Upon legal allotment and issue, the reserve will be transferred to share capital and share premium. This reclassification had no impact on total equity

Effect on the consolidated balance sheet at June 30 2025

Net adjustments in the reconciliation tables are calculated as the amount previously reported less the restated amount.

(US dollars in thousands)	As previously reported	Restated	Net adjustment	Adjustment reference
Assets
Non-current assets
Property, plant and equipment, net	1,460	602	858	Adj (iii)
Intangible assets, net	16,694	15,586	1,108	Adj (i)
Deferred tax assets, net	4,405	4,405	-	-
Total non-current assets	22,559	20,593	1,966
Current assets
Cash and cash equivalents	60	60	-	-
Restricted cash	191	191	-	-
Trade and other receivables	73,162	70,737	2,425	Adj (ii), (iv), (v-a, b)
Inventory	1,151	1,151	-	-
Digital assets	5	5	-	-
Total current assets	74,569	72,144	2,425
Total assets	97,128	92,737	4,391
Liabilities And Equity
Current liabilities
Trade and other payables	39,806	38,854	952	Adj (iii), (v-b)
Income tax liability	168	168	-	-
Provisions	3,047	2,474	573	Adj (v-a)
Loans and borrowings	12,249	12,249	-	-
Total current liabilities	55,270	53,745	1,525
Non-current liabilities
Other payables	2,225	2,225	-	-
Provisions	17	17	-	-
Loans and borrowings	16,940	16,940	-	-
Deferred tax liabilities	2,572	2,572	-	-
Total non-current liabilities	21,754	21,754	-
Total liabilities	77,024	75,499	1,525
Equity
Share capital	2,704	1,504	1,200	Adj (vi)
Share premium	181,668	122,368	59,300	Adj (vi)
Cumulative translation reserve	(1,966)	(1,966)	-	-
Share subscription equity reserve	-	60,500	(60,500)	Adj (vi)
Other reserves	(6,519)	(6,519)	-	-
Accumulated deficit	(155,783)	(158,649)	2,866	Adj (i), (ii), (iv)
Equity and reserves attributable to owners	20,104	17,238	2,866
Total equity	20,104	17,238	2,866
Total equity and liabilities	97,128	92,737	4,391

Effect on the consolidated statement of comprehensive income for the year ended June 30, 2025

(US dollars in thousands)	As previously reported	Restated	Net adjustment	Adjustment reference
General and administrative expenses	(8,233)	(11,099)	2,866	Adj (i), (ii), (iv)
Subtotal of affected income and expense line items	(8,233)	(11,099)	2,866	Total P&L Restatement
Total comprehensive loss attributable to owners	(14,826)	(17,692)	2,866

Effect on earnings and loss per share

Following the restatement adjustments totaling $2.8 million the restated net loss from continuing operations for the fiscal year ended June 30, 2025 increased to $17.306 million (previously reported: $14.440 million). Based on a weighted average number of Ordinary Shares of 6,655 thousand outstanding during the period, the restated basic loss per share from continuing operations is $2.60 per share. The restatement adjustments had zero impact on the profit from discontinued operations for the fiscal year ended June 30, 2025; consequently, basic and diluted earnings per share from discontinued operations remain unaffected at $0.25 per share. Overall, the total restated loss per share reflects solely the adjustments arising from continuing operations is as per follows:

(US dollars in thousands)	As previously reported	Restated
Loss from continuing operations	(14,440)	(17,306)
Profit from discontinued operations	1,648	1,648
Loss for the year	(12,792)	(15,658)
Weighted average Class A Ordinary Shares	6,655	6,655
Basic and diluted loss per share from continuing operations (US$)	(2.17)	(2.60)
Basic and diluted earnings per share from discontinued operations (US$)	0.25	0.25
Basic and diluted loss per share for the year (US$)	(1.92)	(2.35)

Effect on the consolidated statement of changes in equity

The restatement increased the previously reported accumulated deficit of $155.78 million by $2.87 million, resulting in a restated accumulated deficit of $158.65 million at June 30, 2025. The reclassification of $1.200 million from share capital and $59.300 million from share premium to the share subscription equity reserve changed the composition of equity without affecting total equity. Total equity decreased from $20.10 million to $17.23 million as a result of the adjustments recognized in profit or loss.

Effect on consolidated statements of cash flow

(US dollars in thousands)	As previously reported	Restated	Net adjustment	Adjustment reference
Loss from continuing operations	(14,440)	(17,306)	2,866	Adj (i), (ii), (iv)
Trade and other receivables	(1,608)	(529)	(1,079)	Adj (ii), (iv), (v-a, b)
Trade and other payables and provisions	(739)	(917)	178	Adj (iii), (v-a, b)
Impact on cash generated from operations			1,965
Purchase of property, plant and equipment	(985)	(128)	(857)	Adj (iii)
Investment in capital projects	(2,249)	(1,141)	(1,108)	Adj (i)
Impact on cash used in investing activities			(1,965)

The restatement did not affect the closing cash balances at June 30, 2025. Cash and cash equivalents remained $0.06 million, and restricted cash remained $0.19 million.

36. Ultimate controlling party

Since June 30, 2021, the Company no longer has an ultimate controlling party.

In prior periods, the ultimate controlling party and the results into which these financials were consolidated was AWN, a company registered in Australia.

